Form 20-F
period 1999-03-31
MIH LTD
filed 1999-09-07
CIK 1078276

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

(Mark one)

       | |           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                      OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

       |X|           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                      For the fiscal year ended: March 31, 1999

                                       OR

       | |           TRANSITION REPORT PURSUANT TO SECTION 13
                    OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from   to

                          Commission file number 1-14917
                          ------------------------------

                                   MIH Limited

             (Exact name of Registrant as specified in its charter)

                             British Virgin Islands

                 (Jurisdiction of incorporation or organization)

                                 Abbot Building
                                  Mount Street
                                     Tortola
                                   Road Town
                                 British Virgin
                                     Islands

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None
                          ------------------------------
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

               Class A Ordinary Shares, $1.00 par value per share
               --------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                          ------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares: 7,447,681
Class B Ordinary Shares: 30,787,319

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes       |X|                       No       | |

Indicate by check mark which financial statement item the Registrant has elected to follow.

               Item 17   | |                  Item 18       |X|

                                TABLE OF CONTENTS



PART I                                                                     Page

Item 1      Description of Business ......................................  01
Item 2      Description of Property ......................................  30
Item 3      Legal Proceedings ............................................  30
Item 4      Control of Registrant ........................................  30
Item 5      Nature of Trading Market .....................................  31
Item 6      Exchange Controls and Other Limitations Affecting
            Security Holders .............................................  31
Item 7      Taxation .....................................................  31
Item 8      Selected Financial Data ......................................  31
Item 9      Management's  Discussion  and Analysis of Financial
            Condition and Results of Operations ..........................  34
Item 9A     Quantitative and Qualitative Disclosures About Market Risk ...  45
Item 10     Directors and Officers of Registrant .........................  45
Item 11     Compensation of Directors and Officers .......................  47
Item 12     Options to Purchase  Securities from Registrant or
            Subsidiaries .................................................  48
Item 13     Interest of Management in Certain Transactions ...............  48

PART III

Item 15     Defaults upon Senior Securities ..............................  49
Item 16     Changes in Securities and Changes in Security for
            Registered Securities ........................................  49

PART IV

Item 17         Financial Statements .....................................  49
Item 18         Financial Statements .....................................  49
Item 19         Financial Statements and Exhibits ........................  50

                           FORWARD-LOOKING STATEMENTS

      This Annual Report contains "forward-looking statements" as defined in the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and similar expressions. All statements other than statements of historical facts contained in this Annual Report, including, without limitation, the statements under "Item
1. Description of Business", "Item 3. Legal Proceedings" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and located elsewhere herein regarding industry prospects and the Company's results of operations or financial position are forward-looking statements. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors such as product and service development, market acceptance risks, the impact of competitive products, services and pricing, the result of current and future programming agreements and regulatory relationships, the results of financing efforts, the pursuit and consummation of certain acquisitions and developments regarding intellectual property rights and litigation. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Annual Report will in fact transpire. Investors are cautioned not to place undue reliance on these forward-looking statements.

                               EXCHANGE RATE DATA

      The Company's businesses utilize many functional currencies, principally South African rand, Greek drachmae, Thai baht and U.S. dollars. For the convenience of the reader, certain amounts contained in this Annual Report and not derived from the Financial Statements (as defined herein) have been translated from various functional currencies into U.S. dollars. These translated amounts should not be construed as a representation that the functional currency amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated below or at any other rate. Translations appearing in this document of: (i) rand to dollars have been conducted at a rate of $1.00 = ZAR 6.17; (ii) drachmae to dollars have been conducted at a rate of $1.00 = GRD 301.86; and (iii) baht to dollars have been conducted at a rate of $1.00 = Baht 37.58. These rates of exchange reflect the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 1999.

                               CERTAIN DEFINITIONS

"Acquired MIH Businesses" means NetHold's pay-television businesses in Africa, Cyprus, Greece and the Middle East acquired by the Company in the Canal+ Transaction, along with Irdeto.

"AMM" means Asia Multimedia Company Limited, a subsidiary of Telecom Asia.

"baht" means the Thai baht, the functional currency of the Kingdom of Thailand.

"Canal+" means Canal Plus S.A., a leading pay-television operator in Europe.

"Canal+ Transaction" means the March 1997 transaction in which the Company sold its interest in NetHold to Canal+ in exchange for a 5% equity interest in Canal+ and all of NetHold's pay-television businesses in Africa, Cyprus, Greece and the Middle East.

"CBSat" means the China Broadcasting Film and Television Satellite Co. Ltd.

"Cineplex" means Cineplex Company Limited, the programming subsidiary of UBC.

"CNE" means Cable Network Egypt, a terrestrial analog pay-television operator in Egypt.

"Combined Statements" means the Combined Financial Statements for the Acquired MIH Businesses.

"Company" means MIH Limited, together with its subsidiaries, joint ventures and associates.

"Consolidated Statements" means the Consolidated Financial Statements of the Company.

"drachma(e)" or "GRD" means Greek drachma(e), the functional currency of Greece.

"ERT" means Greek Radio Television S.A., the state-owned broadcasting entity in Greece.

"Financial Statements" means the Combined Statements and the Consolidated Statements.

"IAS" means international accounting standards issued by the International Accounting Standards Committee.

"IBS" means the brand name of Mindport's proprietary customer care and billing system.

"Irdeto" means the Company's technology division other than OpenTV, comprising principally Irdeto Access B.V. and Mindport Integrated Business Systems B.V., both wholly owned subsidiaries of Mindport B.V.

"Johnnic" means Johnnic (IOM) Limited, a current holder of 9% of the Ordinary Shares.

"JSE" means the Johannesburg Stock Exchange.

"Lumiere" means Lumiere Television Limited, a Cypriot investor that is the Company's minority partner in MultiChoice Cyprus.

"Lumiere Services" means Lumiere Services Limited, a Cypriot investor that is the Company's minority partner in NetMed Hellas.

"M-Cell" means M-Cell Limited, the investment holding company of a leading cellular telephone provider in South Africa.

"M-Net Ltd." means Electronic Media Network Limited, the company that produces the premium film channel carried by the Company's pay-television services in Africa.

"M-Web" means M-Web Holdings Limited, the leading Internet on-line service provider in South Africa.

"MCOT" means the Mass Communications Organization of Thailand, one of the two primary media regulators in Thailand.

"Memorandum" and "Articles" means the MIH Limited's Memorandum and Articles of Association.

"MIH Holdings" means MIH Holdings Limited, the indirect holder of all of the Class B Ordinary Shares.

"MIH Investments" means MIH Investments (Proprietary) Limited, the holder of a majority of MIH Holdings' shares.

"Mindport" means Mindport B.V. and its subsidiaries together with OpenTV, being the Company's technology division.

"MTN" means Mobile Telephone Networks (Proprietary) Limited.

"MultiChoice Africa" means MultiChoice Africa (Proprietary) Limited.

"MultiChoice Cyprus" means MultiChoice Cyprus Limited.

"MultiChoice Egypt" means MultiChoice Egypt Limited.

"MultiChoice Hellas" means MultiChoice Hellas S.A.

"MultiChoice Middle East Holdings" means MultiChoice Middle East Holdings Inc.

"MultiChoice Middle East" means MultiChoice Middle East Inc.

"Nasdaq" means the Nasdaq National Market.

"Naspers" means Naspers Limited, a JSE-listed company that owns all of the voting stock of MIH Investments.

"NetHold" means NetHold B.V., the holding company through which the Company held its interest in the Acquired MIH Businesses prior to the Canal+ Transaction.

"NetMed" means NetMed B.V. and its subsidiaries, the subsidiaries through which the Company conducts its pay-television operations in Greece and Cyprus.

"NetMed Hellas" means NetMed Hellas S.A.

"OpenTV" means OpenTV, Inc., the Company's subsidiary that produces software for interactive television.

"Orbicom" means Orbicom (Proprietary) Limited.

"Ordinary Shares" means the Class A Ordinary Shares and the Class B Ordinary Shares.

"RTBA" means the Thai Radio and Television Broadcasting Act of BE 2498 (AD
1955).

"SABC" means the South African Broadcasting Corporation, the state-owned broadcaster in South Africa.

"Securities Act" means the U.S. Securities Act of 1933.

"SG&A" means selling, general and administrative costs.

"South Africa" means the Republic of South Africa.

"SSIH" means SuperSport International Holdings Limited, the company that produces the sports channels carried by the Company's pay-television services in Africa.

"Sub-Saharan Africa" means countries in the sub-Saharan African region excluding South Africa.

"Telecom Asia" means Telecom Holding Company Limited.

"Thomson" means Thomson Consumer Electronics, Inc.

"TPS" means Television par Satellite, a digital satellite pay-television operator in France.

"UBC" means United Broadcasting Corporation Public Company Limited, formerly the International Broadcasting Corporation Public Company Limited, the Company's Thailand joint venture.

"UBC Cable" means UBC Cable Network Public Company Limited, a subsidiary of UBC.

"UBC Group" means UBC and its subsidiaries.

"U.S. dollar", "dollar" or "$" means the United States dollar, the functional currency of the United States of America.

"US GAAP" means generally accepted accounting principles in the United States.

"ZAR" or "rand" means South African rand, the functional currency of the Republic of South Africa.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

                                    BUSINESS

General

      MIH Limited (together with its subsidiaries, joint ventures and associates, the "Company") is a multinational provider of pay-television platform services and pay-television technology. By leveraging its management and industry expertise, the Company plans to expand beyond its current services to become a recognized worldwide provider of a full array of pay-media content and services over a variety of electronic platforms, including television platforms, Internet and interactive television. From their significant experience in providing pay-television services, the Company's management has developed a comprehensive understanding of pay-media and other subscriber-based businesses, particularly in the areas of subscriber, content and platform management. Through its strategic application of these core competencies and its proven business model, the Company has grown to become the leading provider of television platform services in each of its markets. By continuing to leverage these abilities, the Company plans to expand its television platform services into new regions and provide new services and products, such as those relating to the Internet and interactive television services.

      From its origins as the leading provider of television platform services in South Africa, the Company has grown, through its subsidiaries and joint ventures, to provide terrestrial analog, digital satellite and other television platform services to over 1.9 million households in Africa, the Mediterranean and Asia. The Company's Mindport technology division provides pay-media companies worldwide with proprietary software and hardware solutions for subscriber management, conditional access and other pay-television related services. Mindport is also a leading provider of interactive television operating systems through OpenTV.

Television platforms

      The Company operates its television platform businesses in three major regions: Africa, the Mediterranean and Asia. In each region, the Company has implemented a strategy that emphasizes being the leading supplier of television platform services, obtaining exclusive programming, continually improving its customer care and offering new services and technology, such as interactive television. Through the application of its core competencies, the Company has developed the leading pay-television service in each of its operating regions. These businesses were generally started as single-channel analog services, which provide the market presence and subscriber base for the Company to launch multi-channel digital and interactive services. The Company currently provides analog platform service in each of these regions and provides digital platform service in Africa and Asia. The Company is ready to provide digital platform service in the Mediterranean upon the execution of a Concession Agreement that is required by the terms of the license that MultiChoice Hellas has received from the Greek government for the provision of pay radio and television services via satellite.

      The following table sets forth the services offered and subscriber numbers for the Company's pay-television subsidiaries and joint ventures by region and service:

----------------------------------------------------------------------------------------------------------
                                    Launch                                               Subscribers as of
                                      Date        Service                                 March 31, 1999
----------------------------------------------------------------------------------------------------------
Africa
   South Africa ...........           1986        M-Net (analog) .......................      802,079
   ........................           1995        DStv (digital) .......................      271,088
   Sub-Saharan Africa .....           1991        M-Net (analog) .......................       53,862
   ........................           1996        DStv (digital) .......................       86,315
   Egypt and Middle East ..        various        Subscriber management(1) .............       91,563

Mediterranean
   Cyprus .................      1993/1997        LTV/Alfa (analog) ....................       34,824
   Greece ................. 1994/1996/1997        FilmNet/SuperSport/K-T.V.(analog) ....      315,674
   ........................           1999(2)     Nova (digital) .......................          N/A
Asia
   Thailand ...............           1989        UBC MMDS(3) (analog) .................           --
   ........................           1995        UBC Cable (analog) ...................      147,515
   ........................           1995        UBC Satellite (digital) ..............      152,696
----------------------------------------------------------------------------------------------------------


(1)   Pay-television platforms operated by third parties.
(2)   Expected. See "-Television Platforms-Mediterranean."
(3)   Phased out in February 1999.

      The Company believes that two of the reasons it is the leading pay-television platform operator in each of the markets it serves are its exclusive, high quality content and its early introduction of emerging technologies. In most of its markets, the Company has exclusive pay-television rights to transmit premium movies, major sporting events and popular children's programming. The Company believes that access to this programming gives it the content necessary to attract and retain subscribers and grow its pay-media services. The Company believes that its core competency in technology, drawn in large part from Mindport, is an important component of its business and a key strategic advantage.

      Since beginning operations in 1986, the Company has experienced significant growth in the number of its subscribers, revenue per subscriber and total television platform revenue. As of March 31, 1999, the Company's consolidated television platform operations (excluding Asia and the Middle East, which are not consolidated) had approximately 1.59 million subscribers, as compared to 1.47 million, 1.36 million and 1.14 million subscribers as of March 31, 1998, 1997 and 1996, respectively. Also, the average revenue generated by these television platform subscribers per month was approximately $24.12 during the year ended March 31, 1999 compared to approximately $23.90, $21.10 and $18.63 during the years ended March 31, 1998, 1997 and 1996, respectively. For the year ended March 31, 1999, the Company's consolidated television platform operations generated subscriber revenues of $442.7 million compared to $404.5 million, $315.5 million and $233.3 million for the years ended March 31, 1998, 1997 and 1996, respectively.

Technology

      The Company's technology division, Mindport, provides a comprehensive package of technology products and support services to pay-media operators worldwide. Mindport seeks to capitalize upon the pay-media industry's evolution from analog to digital and then to interactive and Internet services. This adoption of new technologies has generated the need for increasingly complex, integrated and scalable software and hardware that Mindport provides. In addition, by taking advantage of the Company's experience in operating pay-media businesses, Mindport has been able to improve its products and offer highly advanced and complete solutions to third-party platform operators. Mindport's customers include some of the leading international pay-media companies, such as EchoStar, BSkyB, Canal+, Galaxy Latin America, TPS, Via Digital, Foxtel and DirecTV Japan, as well as the Company's African and Mediterranean pay-television businesses. The Company also recently signed an agreement to provide pay-television technology to the China Broadcasting Film and Television Satellite Co. Ltd. ("CBSat"), a subsidiary of China Central Television, which is preparing to distribute their digital television signals to rural areas in the People's Republic of China.

      The Mindport product line includes subscriber management systems, conditional access systems, interactive television operating software, content management systems, set-top box design and specification and consulting services. The Company believes its subscriber management system, marketed under the IBS brandname, provides the critical scalability and system adaptability necessary to meet the growing needs of pay-television operators, Internet service providers and data broadcasters worldwide. Irdeto Access, Mindport's conditional access unit, provides encryption and decoding systems to pay-television operators. OpenTV develops and sells operating systems for interactive television, the first generation of which is running on several television platforms.

Internet

      The Company believes that the Internet business is complementary to its existing businesses and a natural extension of its core competencies of subscriber, content and platform management. By leveraging its subscriber-based pay-media expertise, the Company plans to offer a range of Internet services, including Internet access, content aggregation and subscriber management, both within certain of its current pay-television markets and in new markets. The Company's first investment in the Internet business occurred with its acquisition, development and ultimate spin-off of M-Web Holdings Limited ("M-Web"), the leading Internet service provider in South Africa, which is now a publicly-listed affiliate of the Company. The Company has recently announced its intention to make an investment of up to 10% in M-Web through a private placement See "-The Company-Affiliates". In addition, the Company has expanded its Internet interests into Asia through its acquisition in July 1999 of Sanook.com, a large Thai Internet portal.

Objectives and Strategy

      The Company seeks to strengthen its current position as a worldwide provider of television platform services and related technologies and to become a recognized multinational provider of a full array of content and pay-media services over a variety of platforms, including Internet and interactive television. In addition, the Company seeks to become a leader in the supply of pay-media technology and customer care products and services. Specifically, the Company is pursuing the following three objectives:

o Build Out Current Markets. In each of its existing markets, the Company plans to fully develop its television platform business by enhancing its platforms to offer a full complement of services including analog, digital, interactive and Internet services. The Company also plans to further grow its subscriber base by achieving higher levels of penetration within its current addressable markets as well as taking advantage of favorable demographic trends.

o Expand Into New Markets. The Company seeks to take advantage of its management expertise and experience by expanding into new markets, particularly emerging pay-media markets. Being an early entrant into these markets helps the Company secure transmission frequencies and exclusive programming and build strong relationships with subscribers and local affiliates. This expansion is likely to be accomplished through investments in and acquisitions of existing businesses, including television platform systems and Internet service providers.

o Develop Leading Technology Company. The Company intends to build Mindport into a leading technology company that develops and sells software and designs hardware that support pay-media businesses worldwide. Mindport will continue to benefit from the Company's experience as a pay-media operator and build its technology base through internal research and development and strategic acquisitions.

      In pursuing these objectives and drawing on its core competencies, the Company intends to implement the following strategies:

o Provide Exclusive, High Quality Content. In most markets in which the Company operates its television platform business, it has the exclusive rights to provide popular sporting events and first-run motion pictures from the major studios. In certain regions, the Company includes local free-to-air networks on its digital platform, thereby creating a well-rounded channel selection. The Company believes that providing exclusive, high quality content is the key to establishing and growing its pay-media businesses and intends to obtain such rights in its new markets and maintain such rights in its existing markets.

o Provide Leading Edge Platforms. The Company consistently strives to improve the quality of its television platform services by taking advantage of technological developments. In each of its operating regions, the Company provides, or is planning to provide, digital service, which generally features many more channels than its existing analog services, with greater picture clarity and sound quality. The next major enhancement of the Company's business will be the introduction of interactive services. The Company is already offering an electronic programming guide that is currently accessible by all digital subscribers in South Africa, Sub-Saharan Africa and Thailand and expects to begin implementing in most of its regions other interactive services such as pull-down menus in late 1999, and some time thereafter, web browsing, e-mail, gaming, home shopping and home banking. The Company believes that these enhanced services will provide it with significant new sources of revenue and generally higher margins from its current customer base and will attract new subscribers.

o Provide High Quality Service. The Company views its business as primarily a service business and, accordingly, places great emphasis on providing high quality customer service. The Company believes this helps build customer loyalty and reduce churn. The Company seeks to achieve high quality customer service by operating walk-in service centers and utilizing computer systems equipped with Mindport's advanced IBS subscriber management software, which allows customer service representatives to quickly address subscriber concerns.

Television platforms

Overview

      The Company, through its subsidiaries and joint ventures, provides television platform and related services to over 1.9 million households in Africa, the Mediterranean and Asia. The Company's services are primarily provided through wireless technology, mainly terrestrial analog and digital satellite transmission, with certain subscribers in Thailand receiving programming through coaxial cable employing a fiber optic backbone.

      The Company believes that providing unique, high quality programming, utilizing the most advanced technology, including interactive services and providing superior customer service are the keys to establishing and growing a successful television platform business. The Company seeks in each of its regions to provide an array of programming, including movies, sports and children's programming, with elements that appeal to different family members. In addition, on both its movie and children's channels, the Company frequently provides local programming such as local series and shows dubbed into the local language. In most of its markets, the Company or an affiliate operates channels with exclusive rights to premier movies (including programming from such studios as Disney, Columbia Tristar/Sony, Warner Brothers, Fox, MCA/Universal, MGM, Paramount and DreamWorks). In several regions, the Company or an affiliate provides a sports channel, SuperSport, that has exclusive rights to show popular sports in that region. The Company has also developed a proprietary channel, K-T.V., that televises exclusive children's programming. On the Company's digital platforms, these primary channels are supplemented by major international channels and/or the local market television networks. The Company believes that such a comprehensive package attracts new subscribers, enhances subscriber loyalty and helps to reduce the percentage of subscribers over a given period who terminate their subscriptions, which in the industry is referred to as "churn". The Company also believes that, as long as it maintains a leading position in each of its markets, it will be in a strong position to continue to acquire programming rights on favorable terms.

      The Company uses the latest available technologies and was one of the first pay-television companies in the world to provide digital satellite service, which it now provides or plans to provide in each of its operating regions. Following the successful introduction of digital services, the Company is currently introducing interactive services on its digital platforms. Today, such interactive services include electronic program guides. In the future, the Company anticipates introducing enhanced services in its major markets, such as web-browsing, pull-down menus, e-mail, gaming, home shopping and home banking, which have the potential for generating significant additional revenue and generally higher margins. The Company believes that its Mindport division gives it great support and insight into the latest developments and enhancements of pay-media technologies.

      The Company believes its business is primarily a service business and accordingly places great emphasis on customer care. The Company has installed Mindport's proprietary customer care and billing system, IBS, throughout its pay-television regions. IBS provides advanced billing capabilities for television platform operators and allows customer specific information to be accessed and manipulated quickly by customer service representatives. The Company believes IBS will result in greater customer satisfaction and reduced churn. In many of its regions, the Company operates advanced call centers that also serve to increase customer satisfaction. We believe that these operations cause the Company to be perceived as a customer friendly organization.

      The following table shows the growth of subscribers in each of the Company's markets:


------------------------------------------------------------------------------------------
                                                             March 31,
Subscribers (thousands):                            1999    1998    1997    1996   CAGR(1)
------------------------------------------------------------------------------------------
Africa
  South Africa .................................   1,073   1,054   1,008     943      4.4%
  Sub-Saharan Africa ...........................     140     109     104      73     24.2%
  Egypt ........................................      30      18      13       9     49.4%
  Middle East ..................................      62      27      15      --     --
                                                 -----------------------------------------
    Total Africa ...............................   1,305   1,208   1,140   1,025      8.4%
                                                 -----------------------------------------
Mediterranean
  Greece .......................................     316     254     203     101     46.3%
  Cyprus .......................................      35      31      26      11     47.1%
                                                 -----------------------------------------
    Total Mediterranean ........................     351     285     230     112     46.3%
                                                 -----------------------------------------
Asia
  Thailand .....................................     300     313     253     130     32.1%
                                                 -----------------------------------------
    Total subscribers ..........................   1,956   1,806   1,623   1,268     15.5%
                                                 -----------------------------------------
Average monthly revenue per subscriber(2) ......   $24.12  $23.90  $21.10  $18.63     9.0%
------------------------------------------------------------------------------------------

(1) Compounded annual growth rate calculated from March 31, 1996 until March 31, 1999.
(2) Excluding the Company's Asian and Middle East operations because such revenues are not consolidated on the Company's income statements. Total subscribers from consolidated operations were 1.594 million, 1.466 million, 1.355 million and 1.137 million as of March 31, 1999, 1998, 1997 and 1996, respectively.

Marketing

      Throughout its operations, the Company conducts market research on an ongoing basis so that it continues to offer its subscribers a lineup of attractive programming. The Company provides a bouquet of programming that is designed to be attractive to different members of a household. The Company markets its analog services as premium offerings with broad market appeal and positions its digital platforms as upscale services with greater choice. The Company believes that segmenting its product line in this way helps it to maximize the size of its addressable market, while also encouraging analog subscribers to upgrade to the higher-end digital service.

Africa

      The Company offers terrestrial analog and digital satellite television platform services in Africa through its wholly owned subsidiary, MultiChoice Africa (Proprietary) Limited ("MultiChoice Africa"), which has operations in both South Africa and other Sub-Saharan African nations besides South Africa ("Sub-Saharan Africa").

South Africa

      In South Africa, the Company's analog service transmits the M-Net channels, which feature exclusive premium movies, exclusive sports and other programming. The analog service began in 1986 and is transmitted over two frequencies. The Company's digital satellite service, which commenced in 1995 under the brand name

DStv, features 48 video channels and 49 audio channels. As of March 31, 1999, MultiChoice Africa had 802,079 subscribers to its analog service and 271,088 subscribers to its digital service in South Africa.

      Opportunity. South Africa is Africa's largest economy, with a population of over 40 million people, and is Africa's third largest television market with over 4.1 million color TV households in 1998. As of March 31, 1999, MultiChoice Africa's television platform services had a market penetration of approximately 26% of potential households. The Company believes that South Africa has been and will remain a favorable market for the provision of its services. A substantial portion of television households have incomes that give them the disposable income to afford to purchase the Company's services. The Company believes that the number of television households will continue to grow as the efforts to provide economic empowerment to previously disadvantaged groups begin to take effect and as interactive services become available on the Company's digital platform.

      The Company also believes that there is potential for growth in MultiChoice Africa's business due to a number of additional factors:

(i) nationwide coverage provided by a digital platform that reaches new customers who are not able to receive the Company's analog transmissions;

(ii) a significantly enhanced bouquet that provides broader appeal to households who do not currently subscribe to the dual-channel analog service; and

(iii) renewed promotions that have proven successful in the past to drive subscriber growth.

      Products. MultiChoice Africa's analog service transmits the M-Net channels, which provide a combination of first run movies, sporting events and children's programming along with some original and imported series. These channels are provided to MultiChoice Africa by Electronic Media Network Limited ("M-Net Ltd"), an affiliate of the Company, and are transmitted over two terrestrial frequencies. MultiChoice Africa transmits its analog signal 24 hours each day, including two hours of unencrypted transmission. The Company's digital service is also transmitted 24 hours each day and offers a significant increase in the number of specialized channels that provide movies, sports, general entertainment, children's programming, local stations and international news, etc.

      The following chart details the channels available on the DStv platform.


------------------------------------------------------------------------------------------------
Type of                                                Type of
Programming      Channel                               Programming     Channel
================================================================================================
Movies           The Movie Magic Channel               News            BBC World
                 Hallmark Entertainment Network                        CNN International
                                                                       CNBC
Entertainment    TNT Classic Movies                                    Bloomberg Television
                                                                       SABC Africa
Sports           SuperSport                                            Summit TV
                 SuperSport 2
                 SuperSport International
                 ESPN                                  Infotainment    Discovery Channel
                 SuperTrack                                            Travel Channel

General          M-Net Channel                         Kids            K-T.V.Channel
Entertainment    The Series Channel                                    Cartoon Network
                 The Soap Channel
                 Carlton Select                        Music           VH1
                 Carlton Food                                          MTV Europe
                 Canal Horizon                                         BET on Jazz International
                 Channel Africa
                 Sci-Fi Channel                        Audio           DMX (40 channels)
                 BBC Prime                                             BBC World Service 1
                 National Geographic                                   BBC World Service 2
                 Teletuks                                              BBC World Service 3
                 Shoma Education                                       VOA-Voice of America
                 Zee TV                                                WRN-World Radio Network
                 Parliamentary Service*                                Trans World Radio
                 RTPi*                                                 702 Talk Radio
                 ART Africa*                                           Radio Africa Austral
                 CCTV-4*                                               Classic FM
                 RAI International*
                 ERT SAT*
                 Rhema Network*
                 TV5*
                 NBC (Namibia)*
                 SABC 1,2,3*
------------------------------------------------------------------------------------------------


* subscription not required to receive channel.

      The Company believes that the programming it receives from affiliates provides it with a significant advantage over other forms of broadcast entertainment and helps build and retain its subscriber base. M-Net Ltd., which provides the M-Net and Movie Magic digital channels, has the exclusive rights to the South African pay-television broadcast of movies from all of the eight major Hollywood movie studios, including Disney, Columbia Tristar/Sony, Warner Brothers, Fox, MCA/Universal, Paramount, MGM and DreamWorks. The contracts allow M-Net Ltd. to select from all films produced by a given studio each year up to a maximum number and to broadcast these movies at least a year in advance of their free-to-air television premiere. Typically M-Net Ltd. is entitled to show a movie 10 to 15 times during its twelve-month pay-television window.

      Similarly, SuperSport International Holdings Limited ("SSIH"), which provides sports programming for the M-Net channel and the SuperSport channels for MultiChoice Africa's digital platform, has obtained the exclusive rights to broadcast the South African cricket and rugby leagues along with major international cricket and rugby events, two of the most popular sports in South Africa. In addition, SSIH has the exclusive rights to broadcast, among others, the English, Italian, German and French soccer leagues, all four major professional golf tournaments as well as the United States and European PGA Tours and three of the four major professional tennis tournaments.

      MultiChoice Africa has signed ten-year channel agreements with both M-Net Ltd. and SSIH. Payments under these contracts are calculated on a per subscriber basis and are subject to annual price escalations. See "Item 13. Interest of Management in Certain Transactions-Channel Distribution Agreements".

      The Company is now beginning to offer interactive television services on DStv. These services currently consist of electronic programming guides that allow all digital subscribers to access detailed information about available programming. The Company intends to begin implementing other interactive services such as pull-down menus in late 1999, and some time thereafter, gaming, home shopping and home banking. In providing these services, the Company will use software platforms developed and provided by OpenTV, part of the Company's Mindport division. The Company believes interactive television will become a substantial new phase in its business development and has the potential to provide the Company with significant new sources of revenue at higher margins and to fuel subscriber growth.

      Marketing and Subscriber Management. The Company will continue to market its analog service as a premium offer with broad market appeal and position DStv as an upscale service with greater choice. By targeting the digital and analog services at different market segments, the Company hopes to spur total subscriber growth. The Company also believes that DStv will be attractive to rural residents, who often have poor reception of terrestrial signals. The Company expects that the majority of growth in its digital subscriber base will come from customers who upgrade from analog with additional growth from new, rural subscribers currently unable to receive the analog service. The Company expects its analog subscriber numbers to generally remain stable as new subscribers from the growing middle class replace subscribers who migrate to DStv. The Company believes that approximately 60% of the analog subscribers who have terminated service have migrated to digital.

      The Company transmits its analog service unencrypted for two hours every day. It uses these transmissions as a promotional vehicle to increase subscriber numbers, as a mechanism to fulfill public service obligations and as cross-promotion for its DStv services. The Company believes that these unencrypted transmissions have been instrumental in achieving its subscriber growth and establishing a strong brand identity.

      The Company services its subscriber base through its customer care and billing centers in Johannesburg, Durban and Cape Town. Each customer center uses Mindport's IBS subscriber management system. These centers provide customers with local walk-in and telephone service and also act as a mutual back up in times of heavy call volume. The Company also conducts telemarketing from these centers in order to solicit new subscriptions.

      Pricing and Billing. The following table sets forth certain pricing information for the Company's South African businesses:


---------------------------------------------------------------------------------------------------
                                                                        Equipment price (1)
                                                              -------------------------------------
                                               Monthly
              Subscribers (thousands)     subscription price     Purchase          Monthly lease(2)
             --------------------------------------------------------------------------------------
                     March 31,
             1999      1998      1997       ZAR         $       ZAR         $       ZAR         $
---------------------------------------------------------------------------------------------------
Analog        802       896       934       149     24.15       799     129.5        28      4.54

Digital       271       158        74       249     40.36     1,999    486.06        59      9.56
---------------------------------------------------------------------------------------------------


(1)   Excludes price of satellite receiver in the case of digital service.
(2) The amount of monthly payment under optional installment purchasing plans for equipment, which are typically five years in length and require a deposit of ZAR250 ($40.52).

      MultiChoice Africa bills its subscribers monthly, in advance, in South African rand. Subscribers who fail to pay their bill by the beginning of any given month are automatically disconnected and may be charged a fee for reconnection. During the 12 months ended March 31, 1999, MultiChoice Africa experienced an average monthly net churn of approximately 1.6% on its analog subscriber base and less than 0.1% on its digital subscriber base. To date, the Company has not experienced significant customer disconnections as a result of increases in the price of its services. Net churn is the percentage of customers who terminate their subscription in a given period net of former customers who reconnect in that period.

      From time to time, MultiChoice Africa runs promotions during which it subsidizes the purchase price of set-top boxes, and these promotions have been successful in increasing the numbers of subscribers.

      Competition. MultiChoice Africa currently competes directly with free television broadcasters in South Africa and indirectly with sporting events, motion picture theaters, the Internet and other forms of entertainment. There are currently four free-to-air broadcast channels in South Africa, SABC1, SABC2 and SABC3, which are each government owned and e.tv, in which Time Warner holds a minority interest. The Company's digital and analog platforms are the only pay-television services provided in South Africa.

      The Company believes that its pay-television services are differentiated from the competition by their high quality, exclusive programming, including first run movies and sporting events. This programming promotes subscriber growth and retention and increases the Company's appeal to more sophisticated, higher-income viewers. In addition, DStv offers a greater choice of programming than its competitors; its offering of 42 distinct video channels is several times more than all of the free-to-air television channels in South Africa combined.

      Transmission. The transmission of MultiChoice Africa's analog and digital services is conducted by Orbicom (Proprietary) Limited ("Orbicom"), a company that was formerly owned 80.0% by MIH Holdings and 20.0% by MIH Limited and has recently been acquired by M-Cell Limited ("M-Cell"). See "-The Company-Affiliates". These services are provided to MultiChoice Africa at cost. The analog service is sent to transmission towers either terrestrially over fiber optic cables or microwave links or via satellite. The towers transmit the signal to homes which receive it over an antenna and decrypt it using a set-top box. Those who receive the digital satellite signal do so by means of a 90 cm dish, which receives the signal from the Panamsat 4 Satellite situated over the east coast of Africa. The Company leases 9 Ku-band transponders on Panamsat 4. Uplink facilities are provided by Orbicom. MultiChoice Africa utilizes the Irdeto Access encryption and decoder technology provided by its Mindport division for both its analog and digital platforms.

      Sub-Saharan Africa

      The Company offers terrestrial analog and digital satellite pay-television services to Sub-Saharan Africa through MultiChoice Africa and various joint ventures and agents. The Company's analog service transmits a customized M-Net channel, which features exclusive movies and sports and other programming to eight African nations through joint ventures. Its digital service features 30 video channels, including the customized M-Net channel and many major international networks, transmitted via C-band satellite to approximately 40 countries in Sub-Saharan Africa. As of March 31, 1999, MultiChoice Africa and its joint ventures had 53,862 Sub-Saharan African subscribers to its terrestrial analog service and 86,315 Sub-Saharan African subscribers to its DStv digital satellite service. The following table provides information about the primary Sub-Saharan African nations in which the Company conducts business:


---------------------------------------------------------------------------------------------------------------------------
                                                                                                        Analog
                                         Total TV                                                      Business      Analog
                            Population  Households    Analog      Digital     Total         Total      Ownership      Start
Market                      (millions)  (thousands)   Subs(1)     Subs(1)      Subs      Penetration  Interest(2)     Date
---------------------------------------------------------------------------------------------------------------------------
Nigeria                        111.3      10,000       9,627      12,764      22,391         0.2%          79%        1994
Tanzania                        29.1         466         933       2,845       3,778         0.8          100         1997
Kenya                           30.0         823       4,260       6,751      11,011         1.3           51         1995
Uganda                          19.2         200       1,843       2,110       3,953         1.9           75         1995
Ghana                           17.1         274       4,324       1,721       6,045         2.2           50         1993
Zimbabwe                        12.7         342         220      18,537      18,757         5.4          N/A          N/A
Angola                          11.2         571          --       5,389       5,389         0.9          N/A          N/A
Malawi                           9.5           *       1,610       3,744       5,354         N/A          N/A          N/A
Zambia                           9.2         589       6,415       4,183      10,597         1.8           51         1995
Namibia                          2.0         109      22,894       6,795      29,689        27.2           49         1992
Botswana                         1.5          35         856       9,010       9,866        21.8           50         1993
---------------------------------------------------------------------------------------------------------------------------


(1)   As of March 31, 1999
(2)   Ownership of digital is 100%
*     Insufficient data.

      Opportunity. Although the current number of subscribers in Sub-Saharan Africa is a small portion of the Company's overall base and recent political and economic instability in the region could delay the realization of the market's full potential, the Company expects significant percentage subscriber growth in this market to the extent economic demographics improve. In addition, the Company expects the continuing rollout of its digital service and promotions, including set-top box subsidies, to further drive subscriber growth.

      Products. The Company's Sub-Saharan African businesses transmit an analog service that includes the M-Net channel to eight major African nations and a digital platform that provides 30 video and 6 audio channels to all of Sub-Saharan Africa. The Company offers many of the same premium channels in Sub-Saharan Africa as in South Africa, including those broadcasting exclusive premium films and popular sports. The Company varies the timing of certain programs on its digital platform between east and west Africa to account for time zone differences.

      Interactive services in the form of an electronic programming guide are currently available to all subscribers on the digital platform. The Company intends to further offer gaming, home shopping and home banking sometime in the next several years.

      Marketing and Subscriber Management. Similar to the position in South Africa, the Company believes that by targeting its digital and analog services to different economic demographics the subscriber base will increase and subscribers who are initially attracted to the analog service will, in time, migrate to the digital service.

      The Company actively markets its services in the region through local affiliates and agents. Its efforts are focused on the major cities in each of the countries it serves because the Company believes that these major metropolitan areas contain the households with the greatest ability to afford its services. In addition, the Company believes that given the size of the urban population and color television penetration, there is significant opportunity to increase the subscriber base in these areas.

      Pricing and Billing. The following table sets forth certain pricing information for the Company's Sub-Saharan African businesses:


--------------------------------------------------------------------------------
                Subscribers (thousands)
                       March 31,                  (1)Monthly   (1)(2) Equipment
           1999           1998           1997    Subscription       Purchase
--------------------------------------------------------------------------------
Analog      54             60             75      $      30        $     150
Digital     86             49             29          52.50              700
--------------------------------------------------------------------------------


(1) Represents the average price across all of the Company's Sub-Saharan African businesses.
(2)   Includes price of satellite receiver in the case of digital service.

      In each Sub-Saharan African nation, the Company generally bills its customers in U.S. dollars or dollar equivalents. Generally, subscribers who fail to pay their bills by the beginning of any given month are automatically disconnected and may be charged a fee for reconnection. During the 1 year ended March 31, 1999, the Company's Sub-Saharan African operations experienced an average monthly net churn of approximately 1.5% on its analog subscriber base and approximately 0.2% on its digital subscriber base. To date, the Company has not experienced significant customer disconnections as a result of increases in the price of its services. From time to time, the Company runs promotions during which it subsidizes the purchase price of set-top boxes, and these promotions have been successful in increasing the number of subscribers.

      Competition. The Company is the leading provider of television platform services in Sub-Saharan Africa. In the countries in which it broadcasts, however, there are numerous public and private free-to-air television stations, as well as small, localized pay-television operations. The Company believes that its high quality, exclusive programming distributed terrestrially and on DStv appeals to the broader African market. In addition, the wider choice of programming available on DStv serves to differentiate it from other broadcasters.

      Transmission. The Company delivers analog services terrestrially to Sub-Saharan Africa by transmitting its programming signal by satellite to local receiving stations in nine countries. These stations are generally owned in partnership with a local partner or franchisee in each country. These stations relay the signal to a broadcast tower that transmits it as a standard encrypted television signal. As that signal is received by a customer, a decoder in a standard set-top box decrypts the signal and provides it to the customer's television.

      The Company's digital service is transmitted Direct-to Home ("DTH") on a C-band satellite transponder. Customers receive these signals on a dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing, using a conditional access system, set-top box and smart cards designed by Mindport.

      Egypt and the Middle East

      The Company provides customer service, subscriber management and customer billing services to third-party pay-television broadcasters in Egypt and other Middle-Eastern nations. The Company provides these services for the Showtime and Firstnet digital satellite platforms. In Egypt, the Company also provides these services to Cable Network Egypt ("CNE") for its terrestrial analog service. As of March 31, 1999, there were 91,563 subscribers in these countries.

      Under its arrangements with Arab Radio & TV and Gulf DTH, the Company collects revenues from their subscribers. The Company then takes these subscriber revenues and remits a percentage to the broadcasters and keeps the remainder as compensation for its services, which include operating customer service centers, managing the subscriber base and conducting billing and collection.

Mediterranean

      Greece and Cyprus

      The Company offers terrestrial analog television platform services in Greece and Cyprus through its subsidiary, NetMed B.V. (together with its subsidiaries, "NetMed"). In Greece, the Company's analog service provides three channels operating on two frequencies that offer a broad array of entertainment, including exclusive first-run movies, sports and children's programming. In Cyprus, the Company's analog service offers two third-party channels that feature a similar programming lineup. NetMed began broadcasting its analog service in 1994 and received from the Greek government, on July 15, 1999, a license that grants MultiChoice Hellas the right to provide pay radio and television services via satellite (the "Greek Satellite License"). NetMed expects to begin offering digital satellite service in 1999, subject to the conclusion of the Concession Agreement that is required in terms of the Greek Satellite License. As of March 31, 1999, NetMed had 315,674 subscribers in Greece and 34,824 subscribers in Cyprus.

      Opportunity. Greece has a population of approximately 10.5 million people and approximately 3.2 million television households, giving NetMed's pay-television services a market penetration of approximately 10% of television households as of March 31, 1999. The market penetration for pay-television in Greece is much lower than the average of 38% for cable and satellite penetration in the European Union countries. Furthermore, in 1998, average daily viewing time in Greece was 225 minutes, compared to an average of 191 minutes in the European Union as a whole. The Company believes that the potential market growth in Greece arises from the large Greek appetite for television and its comparatively low rates of market penetration. The Company also believes that the launch of NetMed's digital satellite service, Nova, will be a significant source of new subscribers. Nova is ready to be launched upon conclusion of the Concession Agreement that is required in terms of the Greek Satellite License.

      Products. NetMed's Greek analog service consists of three channels, FilmNet, SuperSport and K-T.V., transmitted over two analog frequencies. FilmNet provides a combination of exclusive, first-run movies, along with some original and imported series. SuperSport features exclusive sporting events, including Greek league soccer and basketball, the two most popular sports in Greece. K-T.V. offers a wide range of exclusive children's programming. Customers have the option of subscribing to FilmNet, SuperSport or to both services. Customers who subscribe to both also receive K-T.V. as a bonus channel, which is currently the only way to receive K-T.V. Each of these channels is produced by NetMed Hellas S.A. ("NetMed Hellas"), a 96% owned subsidiary of NetMed B.V.

      In Cyprus, the Company's analog platform broadcasts the LTV and Alfa channels. LTV is produced by Lumiere Television Limited ("Lumiere"), a Cypriot media company that is NetMed B.V.'s joint venture partner in MultiChoice Cyprus Limited ("MultiChoice Cyprus"). Alfa is produced by Alfa TV, a Cypriot company. Each channel shows a variety of programming, including exclusive films and sports. Most of the programming on each channel is purchased from NetMed Hellas.

      The digital service, Nova, is anticipated to include 19 video and five audio channels, including film, sports and children's channels provided by NetMed Hellas, supplemented by popular international channels and several of the national Greek free-to-air networks. The Company's digital service has been fully built and tested, and the Company has already established all agreements necessary for its operation. The Company anticipates concluding the Concession Agreement in 1999, although there can be no assurance that will be the case. See "-Regulation-Greece". At that time, the Company also intends to begin offering some interactive television services on its digital platform.

      The Company believes that its ability to attract and retain subscribers in Greece and Cyprus depends on the ability of NetMed Hellas to retain its rights to exclusive programming. NetMed Hellas has the exclusive pay-television broadcast rights to movies from all eight major Hollywood movie studios, including Columbia, Tristar/Sony, Warner Brothers, Fox, MCA/Universal, MGM, Disney, Paramount and DreamWorks and is currently negotiating with the two other studios for similar rights. The contracts allow NetMed Hellas to select a specified number of films from all films produced by a given studio each year and to broadcast these movies at least a year in advance of their free-to-air television premiere. Typically NetMed Hellas is entitled to show a movie 10 to 15 times during its twelve-month pay-television window. Under the contracts, NetMed Hellas makes payments on a per subscriber basis.

      NetMed Hellas also holds the exclusive rights to broadcast Greek league soccer and Greek league basketball, the two most popular sports in the country. Under NetMed Hellas' contract with the Greek soccer federation, NetMed currently broadcasts three live matches each week and then sells the matches for delayed rebroadcast on free-to-air television. NetMed Hellas has a contract with the Greek basketball league pursuant to which NetMed will televise two live matches and two delayed matches each week.

      Under an Agreement dated July 14, 1999 between ENIC Sports Sarl ("ENIC Sports") and NetMed for the sale and purchase of part of the issued share capital of SOE International SA ("SOE"), NetMed purchased from ENIC Sports a number of shares equal to 40% of the issued shares in SOE. SOE owns 78.4% of the Greek football club AEK PAE. The consideration for the acquisition was approximately 2 billion drachmae ($6.6 million). Arrangements have also been put in place which allow for the disposal of a further 11% of SOE at a price of approximately 1 billion drachmae ($3.3 million) for the introduction of local partners. In addition, NetMed will fund the repayment of approximately (pound)4 million ($6,5 million) of debt to ENIC Sports' parent, ENIC plc. As part of the transaction, AEK Athens will enter into a long-term contract for Greek domestic league television rights with NetMed which will become effective at the end of the current league contract in 2001.

      Marketing and Subscriber Management. The Company believes its analog service is attractive due to its comparatively clean frequencies and uncluttered channels. When the Company is able to provide digital service, NetMed will continue to market its analog service as a premium offer with broad market appeal and position Nova as an upscale service with greater choice. Initially, the Company expects the majority of its digital growth to come from subscribers that upgrade from the analog service. The Company also expects to achieve subscriber growth due to the expanded territorial coverage of the digital platform. With its digital service, the Company will be able to reach 100% of Greek households, as compared to 70% with its analog system.

      The broadcast television business in Greece tends to be seasonal, with a significant decrease in viewership occurring in the summer, when Greeks traditionally enjoy outdoor activities and travel and when the soccer and basketball seasons have ended. In line with this trend, the Company has experienced subscriber churn in the summer, but the Company is aggressively implementing new programs designed to promote year-long subscriptions. For example, the Company is pursuing programs that apply a discount to the price of a set-top box in conjunction with a subscription over a consecutive number of months that runs through the summer.

      NetMed provides customer service through customer care and billing centers in Athens and Salonica in Greece and Nicosia, Limassol and Larnaca in Cyprus. These centers utilize Mindport's IBS subscriber management system.

      Pricing and Billing. The following table sets forth certain pricing information for the Company's Mediterranean businesses:


------------------------------------------------------------------------------------------------------------------
                                                                                       Equipment (1)
                                                                     ---------------------------------------------
                                                   Monthly
                 Subscribers (thousands)         Subscription                 Total              Monthly lease (2)
              ----------------------------------------------------------------------------------------------------
                       March 31,
              1999       1998       1997        GRD             $        GRD             $        GRD          $
------------------------------------------------------------------------------------------------------------------
Greece
Analog         316        254        203     10,900(3)      36.11     55,500        183.86        N/A         --
Digital        N/A        N/A        N/A     14,900(4)      49.36    150,000(4)     496.92      4,500(4)   14.91
Cyprus
Analog          35         31         26     10,172(5)      33.70     66,169        219.20        N/A         --
------------------------------------------------------------------------------------------------------------------


(1)   Includes price of satellite receiver in the case of digital service.
(2) The estimated amount of monthly payment under optional, three-year installment purchasing plans for equipment.
(3) Price for both FilmNet and SuperSport as of January 1, 1999. Separately, FilmNet costs GRD7,300 ($24.18) and SuperSport costs GRD8,900 ($29.48).
(4)   Current estimates upon launch of digital service.
(5) Price for both LTV and Alfa together. Separately, each costs GRD8,439 ($27.96).

      NetMed bills its subscribers monthly in Greek drachmae. Subscribers are billed in advance and those who fail to pay their bill by the end of the month of service are disconnected. During the year ended March 31, 1999, NetMed experienced a monthly net churn of approximately 1.2% on its total subscriber base. Net churn is heaviest in the summer months of May and June, averaging approximately 4.4% in 1999 compared to an average of 6.3%
for May and June 1998. In March 1999, monthly net churn was approximately 0.2% versus 1.5% in March 1998. Negative net churn occurs when the number of former subscribers who reconnect exceeds the number of subscribers who drop off in a given period. To date, the Company has not experienced significant customer disconnections as a result of increases in the price of its services.

      Competition. NetMed competes directly with free-to-air broadcast channels in Greece and Cyprus and indirectly with sporting events, motion picture theaters, the Internet and other forms of entertainment. There are currently numerous free-to-air channels in Greece and Cyprus, including national Greek networks (such as Mega, Antenna, Skai and Star) and four national Cypriot networks (Cyprus Broadcasting Corp., Sigma, O Logos TV and Antenna). The Company believes its analog service is attractive due to its comparatively clean frequencies and uncluttered channels. When launched, NetMed's digital satellite service will have clear signal coverage throughout Greece and Cyprus, which is difficult to replicate using terrestrial broadcasts due to the mountainous terrain and remote islands found there. The new Greek media law allows multiple licenses to be granted for pay-television platforms, the Company is aware of one other entity, InterSat, that has applied for such a license.

      Transmission. NetMed transmits its analog service through a network of 56 terrestrial transmission sites across Greece. Its network currently covers approximately 70% of the Greek population. NetMed owns and operates 13 of the 56 sites, including the two major transmission sites in Athens and Salonica, which together cover approximately 60% of the population. NetMed distributes its signal to the regional transmission sites over the Eutelsat's Hot Bird 2 satellite.

      The remaining regional transmission sites are owned and operated on the Company's behalf by local business partners, who often also own distribution outlets where NetMed's set-top boxes are sold. In return, the local business partners receive 6% of analog subscription revenues in their reception area, and upon the launch of digital it is expected that they will receive some incremental compensation.

      The terrestrial analog network in Cyprus is owned by Lumiere, the Company's minority partner in MultiChoice Cyprus, and Alfa TV. The network consists of transmission sites, which together provide coverage of 77% of Cypriot television households. Additional sites are being established to increase coverage.

      The digital satellite service will be transmitted off Eutelsat's Hot Bird 2 and Hot Bird 3 satellites to 60 cm dishes mounted on homes. Both the terrestrial analog and digital satellite transmission systems utilize backup systems, including redundant routing to the point of uplink and, in the case of analog, backup broadcast towers.

      In encrypting and decoding its signal, NetMed uses conditional access technology licensed from Mindport.

Asia

      The Company conducts its Asian development operations out of its offices in Hong Kong and Beijing. Its first investment in this region is its joint venture interest in United Broadcasting Corporation Public Company Limited, formerly the International Broadcasting Corporation Public Company Limited ("UBC"), the leading pay-television provider in Thailand. Through a series of transactions beginning in 1997, the Company now owns 27.8% of UBC, and holds an option to purchase an additional 3.3%, which it intends to exercise in August 1999. The agreements governing this joint venture grant the Company certain management rights, including the right to appoint the Chief Operating Officer. The Company views the UBC venture as a model for possible future ventures in Asian countries and plans to draw upon its experiences in Thailand in structuring its other investments in the region.

      Thailand

      The Company offers digital satellite and analog pay-television services in Thailand through UBC and its subsidiaries (the "UBC Group"). The UBC Group was formed from UBC's acquisition on February 16, 1998 of Telecom Asia's interest in UBC Cable, a leading provider of cable television services in Thailand. This acquisition merged the two largest pay-television companies in Thailand. The Company believes that the UBC Group has been able to derive significant benefits from this acquisition, including a more coordinated and focused marketing strategy and the ability to streamline its workforce.

      In 1997, the Company was invited to acquire an equity interest in UBC in order to provide UBC with its television platform management expertise. After making its initial investment, the Company placed certain of its employees in key management positions. As a result of these appointments, the Company was able to assist in refocusing UBC in order to align with the Company's operating philosophy. The Company took the lead role in repositioning UBC for long-term growth through the acquisition of UBC Cable by UBC. The Company also played a significant role in the coordination of the cable and digital bouquets, the implementation of a new pricing plan and the introduction of a new billing system. The Company believes the long-term effect of these changes will be to increase subscriber growth and UBC's revenues and profitability.

      As of March 31, 1999, the UBC Group had 300,211 total subscribers, including 147,515 cable subscribers and 152,696 digital satellite subscribers. The UBC Group began its cable and digital satellite service in 1995.

      Opportunity. Thailand has a population of approximately 61.1 million people, with approximately 14.6 million television households. The Company believes that Thailand represents an excellent opportunity for subscriber growth, given the low pay-television penetration in Thailand, which is approximately 2% of television households. That figure is less than most other countries in the region, including those with similar or lower levels of economic development than Thailand. Market structures, uncontrolled competition and business structures that prevailed before the acquisition are some of the reasons for the historically low penetration rates.

      Given the comparatively low level of market penetration in Thailand, the Company believes that the recently adopted coordinated marketing plan between its cable and digital satellite services should result in increased subscriber growth. UBC's digital satellite service is potentially receivable by all 14.6 million television households in the country. UBC Cable's service, which has 147,515 subscribers, passes more than 800,000 homes in Bangkok.

      Products. The UBC Group's digital satellite and cable services each provide the same 35 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to seven educational channels. The bouquets were coordinated in order to reduce churn between services as subscribers abandoned one system for another. The Company believes this unified approach and leading market position has been responsible for a significant decline in its international channel costs. The satellite service is offered on three tiers, and the cable service is offered on four tiers.

      Eight of the channels shown on the UBC Group's pay-television systems are produced by its 99.9% owned subsidiary, Cineplex. The channels include UBC Movies and UBC Asian Movies, which show first run and repeat films, UBC Kids, UBC Series, UBC News and SuperSport 1 and 2. In July 1999, Cineplex also began producing a new channel, UBC Xzyte, to replace Jet TV (Thai and Japanese) which was carried by UBC and UBC Cable in the past but is no longer offered. Cineplex does not currently have the same exclusive rights to first run movies as are enjoyed by other MIH operating companies, but shows programming to which HBO, Cinemax and other movie channels do not have exclusive access. Its SuperSport channels show programming tailored for Thai audiences, including favorite local sports such as takraw and badminton, along with exclusive major international events, such as English Premier League Soccer. The UBC Group also broadcasts major international and local free-to-air channels. Most programming on the UBC Group's television platform systems carry the original soundtrack along with a dubbed Thai soundtrack or Thai subtitling, with such dubbing and subtitling generally being carried out by the UBC Group.

      Effective May 1, 1999, following approval on March 19, 1999 by the Mass Communication Organisation of Thailand ("MCOT"), UBC created a new Silver package consisting of ten paid and six free-to-air channels on both the cable and digital platforms.

      The chart below details the channels provided and the tiering structure for both the cable and satellite bouquets:


---------------------------------------------------------------------------------------------
Type of                                         Type of
Programming        Channel                      Programming      Channel
---------------------------------------------------------------------------------------------
Movies             HBO - G                      News             UBC News - MC
                   Cinemax - G                                   CNN - G
                   Star Movies - G                               BBC - G
                   Hallmark - G                                  CNBC - G
                   UBC Asian Movies - MC
                   TNT Classic Movies - G       Kids             Cartoon Network - G
                   UBC Movies - MC                               UBC Kids - MC

Sports             ESPN - G                     Education        DLT/ETV (seven channels) - B
                   Star Sports - G
                   SuperSport 1 - S             Music            MTV - G
                   SuperSport 2 - G                              CH[V] Thai - S

General            UBC Series - MC              Foreign          TV5 (French) - G
Entertainment      UBC Xzyte - S                                 NHK (Japanese) - A
                   CCTV - G                     Terrestrial      Channel 3 - B
                   Mosaic - B                   Broadcasters     Channel 5 - B
                   AXN - G                                       Channel 7 - B
                   Discovery - G                                 Channel 9 - B
                   Animal Planet - G                             Channel 11 - B
                   Fashion - S                                   ITV - B
---------------------------------------------------------------------------------------------


B  = Basic package (also included in Mini cable, Silver and Gold packages)
S  = Silver package (also included in Gold package, cable and digital)
MC = Mini cable package (included in Silver and Gold package, cable and digital). Only made available to cable subscribers currently taking the package
G  = Gold package, cable and digital
A  = A la carte
The National Geographic channel is offered to subscribers who pay by direct debit, credit card or annually in advance.

      UBC currently offers interactive services in the form of an electronic programming guide on its digital platform. In the future, UBC intends to offer web browsing, pull-down menus, e-mail, home shopping and home banking, but has not set a definite date for the launch of those services. In providing these services, UBC will consider the use of software platforms developed and provided by OpenTV, a part of the Company's Mindport division. The Company believes interactive television will be a substantial new phase in UBC's business development and has the potential to provide UBC with significant new sources of revenue at higher margins and fuel subscriber growth.

      Marketing and Subscriber Management. UBC markets its service as a premium offer with broad market appeal. UBC phased out its analog MMDS system in February 1999 due to widespread piracy of its signal. UBC will retain its rights to the MMDS frequencies and is examining the feasibility of establishing a digital MMDS service.

      UBC provides customer service through customer care and billing centers in four cities, including Bangkok. These centers use Mindport's IBS subscriber management system.

      Pricing and Billing. The following table sets forth certain pricing information for the Company's Thai business:


-----------------------------------------------------------------------------------------------------------------------------
                                                  Monthly subscription price                            Equipment (1)
                                        -------------------------------------------------------------------------------------
                                          Mini cable                                             Up front           Monthly
            Number of subscribers (1)   Silverpackage     SilverPackage     Gold Package          fee(2)           rental(4)
            -----------------------------------------------------------------------------------------------------------------
                    March 31,
             1999     1998     1997     Baht        $     Baht        $     Baht        $     Baht        $     Baht        $
-----------------------------------------------------------------------------------------------------------------------------
Cable         147      154      119      389    10.35      768    20.43    1,060    28.20    4,000   104.44      100     2.66

Digital       156      116       59      N/A      N/A      N/A      N/A    1,060    28.20   10,500   279.40      160     4.26

MMDS(3)        --       43       76      N/A      N/A      N/A      N/A      N/A      N/A      N/A        ~        ~        ~
-----------------------------------------------------------------------------------------------------------------------------


(1)   Subscribers in thousands.
(2) Includes installation fee, connection fee and refundable set-top box deposit.
(3)   Phased out in February 1999.
(4) Cable subscribers only pay a monthly rental fee if they joined after May 1, 1998. Digital subscriber rental fees vary depending upon the date on which the subscriber joined the service.

      On March 19, 1999, MCOT approved the creation of UBC's new Silver package consisting of ten paid and six free-to-air channels priced at Baht 768 ($20.43) per month. MCOT also approved UBC's planned increase in the price of its Gold package to Baht 1,060 ($28.20) per month, an increase of 22.5% from the previous package price of Baht 890 ($23.68) per month. Included in these charges was the reduction of value-added taxation from 10% to 7%. The Company introduced the new basic package on May 1, 1999, with the Gold package price increase taking effect on April 5, 1999 for new subscribers.

      For the year ended March 31, 1999, the UBC Group's average monthly net churn was approximately 1,9% on its digital system. MMDS had higher net churn consistent with UBC's effort to phase out its analog MMDS system. The average monthly net churn for the UBC Group's cable system was approximately 2,8% for the year ended March 31, 1999. The Company believes that the coordination of the programming packages for cable and digital will reduce the amount of churn caused by subscribers switching between those platforms. To date, the UBC Group has not experienced significant customer disconnections as a result of increases in the price of its services. The average monthly net churn for the six months ended March 31, 1999 was approximately 1.49% per month for the digital system and 1.52% per month for the cable system.

      Consistent with the policies of other MIH companies, the UBC Group has instituted a strict policy of terminating the service of subscribers once they fall 30 days in arrears. This policy helped reduce the average arrearage to well below 30 days from in excess of 180 for the year ended March 31, 1999. In 2000, the UBC Group plans to switch to advance billing, which is used in the other MIH operating companies.

      The UBC Group does not require its subscribers to purchase their set-top boxes but rather retains ownership of the equipment. The cost of the equipment is built into the connection fee and monthly charge. The Company believes that this strategy has a positive effect upon subscriber growth by minimizing the entry cost of subscription to the UBC's services.

      Competition. The Thai television industry consists primarily of several national free-to-air television stations and the Company's television platform operations. Previously, another pay-television service had been operated by Thai Sky, but it discontinued operations in 1997. The Thai regulatory authority granted pay-television licenses to two other companies in 1996, but those companies have not launched, or announced an intention to launch, pay-television services. There are also several small, provincial cable systems, generally averaging fewer than 1,500 subscribers. The UBC Group competes directly with the national free-to-air television stations and, in the case of the digital service, local cable groups in Thailand and indirectly with sporting events, motion picture theaters, the Internet and other forms of entertainment. The Company believes that UBC's unique programming, including exclusive first run movies and sporting events, gives it a distinct advantage over its free-to-air television competitors. The national free television stations are uplinked to the same satellite used by UBC's service and consequently form part of the bouquet available to the Company's subscribers. The Company believes that this arrangement enhances its appeal to current subscribers and assists in growing its subscriber base.

      Transmission. UBC's digital satellite service is transmitted on a Ku-band signal through the Thaicom 3 satellite, owned by Shinawatra Satellite Public Company Limited. The satellite uplink facilities at Lad Lum Koa are owned and operated by CS Communications Limited. UBC utilizes digital compression technology that facilitates multiple channel transmission through a single channel's bandwidth. Subscribers receive their signal on a 60-90 cm dish and unscramble and decompress the signal with a set-top box utilizing Irdeto Access' conditional access system and smart card technology from Mindport. The set-top box, smart cards and conditional access equipment are owned by Satellite Services Company Limited (a 96% owned subsidiary of UBC) and leased to the UBC Group.

      UBC Cable's transmission is delivered on hybrid coaxial fiber optic cable lines and over a dropwire into homes that utilize a set-top box to access the signal. The cable network is owned by Asia Multimedia Company Limited ("AMM"), a subsidiary of Telecom Asia, and leased to UBC Cable pursuant to an agreement that expires in 2019. As part of its services to UBC Cable, AMM supplies and installs a dropwire to link its network to subscriber homes and installs and maintains the set-top boxes.

      UBC's cable system features redundancy at the head-end. The satellite system features route and fiber redundancy in the feed to the uplink stations. The uplink stations themselves will be fully redundant by 1999.

                                   REGULATION

      Pay-television, Internet and other pay-media operations and the provision of programming services are generally subject to governmental regulation, which may change from time to time. Such changes in applicable laws and regulations could cause the Company to incur additional costs of compliance or otherwise adversely affect the Company's business. There can be no assurance that material and adverse changes in the regulation of the Company's existing operations will not occur in the future. Regulation can take the form of price controls, service requirements, programming content restrictions, foreign ownership restrictions and licensing requirements, among others. Delays in obtaining or renewing any required regulatory approvals could adversely affect the Company's ability to offer some or all of its services; for instance, the Company's license to broadcast analog television in Greece is scheduled to expire in October 1999, and there can be no assurance that it will be renewed. In most countries in which it does or may do business, the Company operates or may operate pursuant to licenses obtained from governmental or quasigovernmental agencies, which licenses are generally subject to periodic renewal. The inability of the Company to obtain or retain any required licenses could have a material adverse effect on its business.

South Africa

      Overview. M-Net broadcasts its channels pursuant to a license acquired on October 17, 1985 from the Minister of Posts and Telecommunications (the "Minister"). In accordance with the prevailing law at the time, the Minister's approval was given after the requisite consultation with the South African Broadcasting Corporation ("SABC'), the state-owned public service broadcaster.

      The Independent Broadcasting Authority Act No. 153 of 1993 (the "IBA Act"), which came into operation on March 31, 1994, established the Independent Broadcasting Authority (the "IBA") as an independent regulator mandated to regulate broadcasting in the public market subject to principles of accountability and transparency. The regulation of broadcasting is now vested in the hands of the council of the IBA.

      The IBAAct vests in the council of the IBAall powers, functions and duties in relation to the administration, management, planning and use of broadcasting services' frequency bands (those frequencies assigned to broadcasting by the International Telecommunications Union and adopted in South Africa), including the power to issue licenses for broadcasting services. The IBAAct prohibits the provision of broadcasting signal distribution or a broadcasting service (utilizing the broadcasting frequencies) unless such distribution or service is provided in accordance with a signal distribution or broadcasting license issued by the IBA. The latter licenses may be granted for public broadcasting services, private broadcasting services and community broadcasting services.

      The IBA Act contains provisions which recognize existing licenses under previously applicable laws, such as the license previously issued to M-Net Ltd., which license has been amended by the IBA after a public consultation process. The license imposes certain local content requirements, advertising limitations and a license fee equal to 2% of revenues derived from the two analog channels. In addition, Orbicom has received a downlink license and a broadcasting signal distribution license from the IBA. The latter permits Orbicom to provide M-Net Ltd. with terrestrial analog distribution services in South Africa.

      The Telecommunications Act No. 103 of 1996 provides that all telecommunications and radio frequencies other than broadcasting and broadcasting frequencies should be regulated by the South African Telecommunications Regulatory Authority ("SATRA"). In addition, SATRA recognizes the uplink license and wireless cable, known as "MMDS" license which were issued to Orbicom prior to the establishment of SATRA. The MMDS license authorizes the use of frequencies and terrestrial stations for analog distribution. The uplink license authorizes the distribution of television, sound and/or associated data via satellite for direct reception or terrestrial re-transmission, provided that such distribution is directly related to a broadcasting service. In addition, Orbicom has received a value added network services licence and, on February 19, 1999, received a further uplink license from SATRA.

      Current Developments. On June 4, 1998, the Department of Communications issued a White Paper on broadcasting policy. It confirmed that a new broadcasting policy would seek to establish a 3-tier governance system for the broadcasting industry, namely policy formulation and development by the government, licensing and regulation by the IBA and service provision by the broadcasters and signal distributors. The White Paper made, inter alia, the following recommendations:

- the imposition of specific broadcasting license conditions on private broadcasters which would acknowledge the different services offered by satellite services, pay services and free-to-air services and which would impose obligations commensurate with the nature of the particular broadcasting business;

- the adoption of a more comprehensive definition of broadcasting and broadcasting services than that contained in the IBAAct in line with international practices and technological developments; and

- the merger into a single body of the broadcasting and telecommunications regulatory functions.

      In view of the increasing difficulty in differentiating between radio frequency spectrums used for telecommunications and those used for broadcasting and in order to prevent duplication specifically in the technical skills and facilities areas, the government has decided to merge the IBA and SATRA into a single regulatory authority. It was envisaged in the White Paper that the new regulatory body would enjoy an independent statutory framework.

      On June 30, 1999, a new Broadcasting Act came into effect. This Act essentially seeks to put into law the most important findings and recommendations of the White Paper. In particular, it:

- repeals the previous Broadcasting Act No. 73 of 1976 and provides a charter for the SABC;

- clarifies the Minister's powers with regard to policy formulation and the IBA's powers in respect of the regulation and licensing of the broadcasting system;

- establishes the Frequency Spectrum Directorate in the Department of Communications; and

- creates new classes of broadcasting licenses in line with the proposals in the White Paper.

      Although the Company's affiliates (M-Net Ltd. and Orbicom) hold a broadcasting signal distribution and uplink licenses, MultiChoice Africa requires a license for the DStv service within the new regulatory framework. MultiChoice Africa is presently making submissions to the IBA in this regard.

      Investigation. The South African Competition Board on June 22, 1999 released its report concerning certain business practices of MultiChoice Africa. The Board was, inter alia, of the opinion that the refusal by MultiChoice Africa to do business with DSAT Select (Pty) Limited (which markets a bundled product consisting of hardware, software and digital signal) does not constitute a restrictive practice under South Africa's Maintenance and Promotion of Competition Act. In addition, the Board found that MultiChoice Africa's pricing policy, insofar as it discriminated between equivalent transactions in the rental and retail markets, was a restrictive practice. MultiChoice Africa fully accepts and has taken steps to comply with this finding. As an ancillary issue, the Board raised a concern that the proprietary ownership by MultiChoice Africa of the conditional access system in decoders could constitute a powerful mechanism to exclude other broadcasters from the market. The Board recommended that the Minister of Trade and Industry bring this to the attention of the IBA and the Competition Commission.

Greece

      General. The regulatory framework governing the establishment and operation of free-to-air television stations in Greece is provided by Law 2328/95 on the "Legal Status of Private Television and Local Radio, Regulation of Several Issues related to the Radio Television Market and Other Provisions" (the "Free-to-Air Law"). The Greek government recently enacted a new law (Law 2644/98 on "The provision of pay television and radio services and other provisions") that regulates pay television (via satellite, terrestrial relays or cable) by the use of analog or digital methods of transmission (the "Pay-Television Law"). Prior to the enactment of the Pay-Television Law, pay-television was regulated by the Free-to-Air Law, some provisions of which survive, as described below.

      The Free-to-Air Law Before the enactment of the Pay-Television Law, the Free-to-Air Law granted Greek Radio Television SA ("ERT"), the state-owned broadcasting entity, the exclusive right to broadcast encrypted television signals in Greece. ERT was permitted to further assign such rights to third parties. Based on this legislation, NetMed Hellas entered into an agreement with ERT on October 15, 1994, pursuant to which NetMed Hellas' encrypted service is transmitted on a frequency allocated by ERT. This agreement has been approved by a joint decision of the Minister of Press and Mass Media and the Minister of Finance and ratified by Law 2328/95.

      The October 1994 agreement was extended and supplemented by a further agreement dated December 29, 1995 which relates to the transmission of a second encrypted service on a frequency allocated by ERT. This further agreement was also approved by joint ministerial decision.

      These agreements require NetMed Hellas to pay certain fees to ERT equal to 6.5% of subscription fees payable by subscribers who subscribe to only one service and 5.0% of subscription fees payable by subscribers who subscribe to both services. NetMed Hellas is required to provide a bank guarantee in an amount of GRD 1 billion each year to secure these payments.

      So long as the cooperation agreements with ERT are in force, regulations concerning the share capital composition of free-to-air television are not applicable to NetMed Hellas, which is subject to the terms of such agreements with ERT. The regulations with ERT ensure that NetMed B.V. and NetMed Hellas (or any other company which has the control of the group of companies to which NetMed Hellas belongs) shall be liable towards ERT for the fulfillment of the obligations of NetMed Hellas in accordance with the cooperation agreement. Additionally, ERT's approval is required for the transfer of the majority of the shares to NetMed Hellas and the transfer of less shares than the majority requires ERT to be notified. ERT has also the right to be provided with detailed information if the new shareholders or the new share capital are directly entered into NetMed Hellas. These regulations are in effect for the entire term of the agreement with ERT.

      Pay-Television Law. Under the new Pay-Television Law, the rights to provide pay-television through terrestrial, satellite or cable broadcast can be secured either by obtaining a license directly from the Greek government or by signing of a cooperation agreement with any holder of a license. Accordingly, the existing agreement between NetMed Hellas and ERT is sufficient to secure terrestrial broadcast rights for the Company.

      Upon the expiration of that agreement in October 1999, NetMed Hellas could either cooperate with a license holder or seek a license directly. Under the new Pay-Television Law, no single shareholder of a company having a terrestrial license may hold more than 40% of the capital stock of such company.

      With regard to digital, a license for the provision of pay television and radio services via satellite was received by MultiChoice Hellas on July 15, 1999. MultiChoice Hellas and the Greek government are presently negotiating the Concession Agreement which is required in terms of the Greek Satellite License.

      EU Regulation. The EU Broadcasting Without Frontiers Directive (the "Directive") of October 3, 1989 established the basic principles for the regulation of broadcasting activity in the EU. In essence, it provides that each EU broadcasting service should be regulated by the authorities of one member state (the "home member state") and that certain minimum standards should be required by each member state of all broadcasting services that state's authorities regulate.

      The Directive currently requires member states to ensure "where practicable and by appropriate means" that the broadcasters reserve "a majority proportion of their transmission time" for programs produced in Europe. In applying this rule, broadcast time for news, games, advertisements, sports events, infomercials, and teletext services is excluded. The Directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster's informational, educational, cultural and entertainment responsibilities to the viewing public.

Thailand

      Since September 1992, television broadcasting in Thailand has fallen under the control of the National Broadcasting Commission of the Prime Minister's office. Private investors are not allowed to own television stations. The Thai Television Co. Ltd. was established by the Public Relations Department of Thailand (the "PRD") and other government agencies as a state enterprise to operate Thailand's first television station. Following enactment of the Thai Radio and Television Broadcasting Act of BE 2498 (AD 1955) (the "RTBA"), television broadcasting commenced on June 24, 1955. In 1977, MCOT was established to operate mass media businesses on behalf of the government. The Thai Television Co. Ltd. was then dissolved, and its assets and operations were transferred to MCOT. As a consequence of developments in technology, the RTBA was amended in 1987 to allow television broadcasts to be made to the public through cable and electronic means.

      Since January 13, 1994, pursuant to certain ministerial regulations dated October 13, 1993, companies in the private sector have had the right to apply, in the case of Bangkok transmissions, to the PRD and, in the case of transmissions outside Bangkok, to the PRD or the Regional Public Relations Centre, for a license to supply cable television. Those applications for licenses are considered by a committee appointed by the Prime Minister. Such licenses, on the basis of the regulations, permit the supply of television through fibre optic or electric cable, but not through other means, including wireless transmission, such as microwave signal as currently utilized by UBC.

      At present, there are two major government bodies which regulate and monitor media companies and their activities, MCOT and the PRD. The PRD is a regulatory body controlled by the Prime Minister's office. It has a similar scope of responsibilities to MCOT and is responsible for monitoring terrestrial stations and issuing licenses for new commercial free-to-air and satellite stations. The PRD also runs Channel 11, which is the only state education television station in Thailand.

      Both MCOT and the PRD have wide regulatory powers. Since their scope of responsibilities overlap significantly, many companies apply for licenses to broadcast from both entities. At present, UBC and UBC Cable require and have obtained a license from the PRD to utilize certain frequencies and concessions from MCOT to operate pay-television businesses.

      On April 17, 1989, MCOT and UBC entered a joint venture agreement for the provision of subscription television service which was subsequently amended on May 19, 1994 and April 17, 1998 (together, the "UBC Concession"). UBC is permitted to operate subscription television on behalf of MCOT until September 30, 2014. UBC is entitled to provide subscription television pursuant to the UBC Concession to the whole of Thailand, using satellite to provide a direct-to-home service to the whole of Thailand, cable in the provincial areas, MMDS as permitted by the Post and Telegraph Department and by satellite to hubs in provincial areas and then through local cable networks to subscribers. In exchange, UBC pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business in each year during the period of the UBC Concession as consideration for the agreement, subject to a minimum amount per annum.

      Subscription fees or other subscriber charges and the form of contracts with subscribers must be submitted to MCOT for prior clearance.

      On November 12, 1993, MCOT and Telecom Asia entered into a memorandum of agreement for a joint venture for the provision of cable television services. Pursuant to its terms, Telecom Asia agreed to set up a public company to operate a cable television business. On June 6, 1994, MCOT and UBC Cable entered into a contract for the joint operation of subscription television services (the "UBC Cable Concession"). The Company is permitted to operate subscription television on behalf of MCOT until December 31, 2019. UBC Cable is entitled to provide subscription television pursuant to the UBC Cable Concession in Bangkok and elsewhere. UBC Cable pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business in each year during the period of the concession as consideration for the agreement, subject to a minimum amount per annum.

      On February 16, 1998, UBC entered into various agreements for the acquisition of a 97.85% shareholding in UBC Cable from Telecom Holding. Meanwhile, Telecom Holding acquired a 49.5% shareholding in UBC in order to consolidate the position of both UBC and UBC Cable in the Thai market and to rationalise the cost of providing a pay-TV service to subscribers in Thailand.

      Thailand recently introduced a new competition law, the Trade Competition Act, BE2542 (the "Competition Act"). The Competition Act extends the regulation of competition in Thailand, and also addresses specific anticompetitive activities. Contravention of the Competition Act carries penalties including the imposition of restrictions and compulsory restructuring. Under the Competition Act, the Ministry of Commerce requires companies that had acted in a monopolistic manner or in a manner which, in relation to certain specific activities, reduced or eliminated competition, to submit a request for the approval for such action. Requests which relate to actions prior to April 30, 1999 must have been submitted by July 28, 1999. The board of directors of UBC believes that the activities of UBC do not fall within the ambit of the Act and, accordingly, that UBC was not required to submit such request. However, in order for UBC to preserve its rights, and without admitting any liability, UBC submitted a request for approval to the relevant authority. The request relates both to UBC's current activities as the only offeror of pay-television services in Thailand and the acquisition last year by UBC of UBC Cable.

                                  RISK FACTORS

      In addition to other information contained in this Annual Report, prospective investors should consider carefully the following factors in evaluating the Company and its business before making an investment in the securities of the Company.

Holding Company Structure; Significant Limitations on Access to Cash Flow of Subsidiaries and Joint Ventures

      MIH Limited is a holding company that has no significant business operations or assets other than its interest in its subsidiaries, joint ventures and other investments. Accordingly, MIH Limited must rely entirely upon distributions and repayment of advances from its subsidiaries, joint ventures and other investments to generate the funds necessary to meet its obligations and its other cash flow needs, including for working capital, capital expenditures and acquisitions. MIH Limited's subsidiaries and joint ventures are separate and distinct legal entities that have no obligation, contingent or otherwise, to make any funds available to it, whether by dividends, loans or other payments. In addition, the ability of MIH Limited's subsidiaries and joint ventures to make distributions to MIH Limited is subject, in certain jurisdictions, to applicable foreign investment and exchange laws and the availability of foreign exchange in sufficient quantities in those countries. The amount of such distributions from these entities will be affected by the current regulatory systems in these jurisdictions, primarily the provisions relating to exchange controls. See "-South African Exchange Control". Furthermore, because consent is required of the joint venture partners in some of the MIH Limited's joint ventures for distributions from such joint ventures, MIH Limited's ability to receive distributions from such joint ventures is dependent on the cooperation of its joint venture partners. See "-Dependence on Local Parties; Absence of Control of Joint Ventures". Thus, there can be no assurance that MIH Limited will be able to realize benefits from its subsidiaries, joint ventures and other investments through the receipt of distributions at such times and in such amounts as it desires. Any failure by MIH Limited to receive distributions from its subsidiaries, joint ventures or other investments would restrict its ability to pay dividends on the Class A Ordinary Shares and would otherwise have a material adverse effect on the Company. In the event that the Company were unable to meet its working capital needs and capital expenditure requirements with cash generated from its subsidiaries, joint ventures or other investments, the Company would have to consider various options, such as incurring indebtedness, obtaining additional equity capital or selling its assets. There can be no assurance that the Company will be able to raise new equity capital, refinance its outstanding indebtedness or obtain new financing in the future or that, if the Company is able to do so, the terms available will be favorable to the Company. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources".

History of Operating Losses

      The Company or its predecessors had operating losses of $43.8 million, $42.7 million and $24.1 million for the years ended March 31, 1999, 1998 and 1997, respectively, and an accumulated loss of $382.4 million as of March 31, 1999. See "Selected Financial and Operating Data". The Company expects to continue to generate operating losses as it expands its businesses and attempts to increase its subscriber base. There can be no assurance that the Company will ever be able to achieve or maintain profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Risks Associated with Growth Strategies

Acquisitions

      Part of the Company's growth strategy includes, inter alia, the selective acquisitions of and investments in pay-television, Internet services, interactive television services and pay-media technology businesses in different countries. There can be no assurance that the Company will be able to identify and acquire such businesses on satisfactory terms, if at all, or that the funds necessary to finance such acquisitions or investments will be available. The magnitude, timing and nature of future acquisitions will depend upon various factors (some of which are beyond the Company's control), including the availability of suitable acquisition candidates, the negotiation of acceptable terms, the Company's financial capabilities, the availability of skilled employees to manage the acquired companies, receipt of any required regulatory approvals and general economic and business conditions. In addition, future acquisitions by the Company will involve certain risks, including the risk that they will require increased capital and operating expenditures associated with upgrading acquired systems to the Company's standards and the risk that the costs of integrating such businesses may have a material adverse effect on the Company's operating results. The integration of acquired businesses may also lead to diversion of management attention from other ongoing business concerns. The consummation of certain acquisitions may lead to the Company recognizing goodwill, which would be subject to amortization that reduces the Company's net profits in subsequent financial reporting periods. See "-Business-Objectives and Strategy".

Rapid Growth

      The Company has experienced rapid growth in a relatively short period of time. If the Company is able to implement successfully its business strategy, the Company will experience additional growth and expansion. The management of such growth will require, among other things, the continued development of the Company's financial and management controls, the stringent control of costs and the increased employment and retention of qualified personnel. Failure to manage its growth successfully could have a material adverse effect on the Company.

Cost of Receivers

      The Company's growth depends, in part, upon its ability to attract new pay-television customers, many of whom are required to make an up-front investment in purchasing the equipment necessary to receive the Company's transmissions. The cost of such equipment may discourage potential subscribers. The Company believes that the current price of such equipment is low enough to attract a significant number of subscribers and expects that the price will decrease over time; however, the Company's market penetration and growth may be impeded if the cost of the equipment necessary to receive its broadcasts does not decrease. There can be no assurance that the Company will be able to establish a substantial customer base in new markets or grow or maintain a substantial customer base in existing markets.

Greek Operations

      The Company's growth strategy in Greece includes the planned launch of a digital platform upon the conclusion of the concession agreement that is required in terms of the license that MultiChoice Hellas has received for the provision of pay radio and television services via satellite. There can be no assurance, however, concerning the timing of this Agreement. The Company is currently incurring expenses with regard to its Greek digital operations, and accordingly, any delay or inability to launch the digital platform could materially adversely affect the Company's business in that market.

Dependence on Local Parties; Absence of Control of Joint Ventures

      Many of the Company's operations have been developed in cooperation or partnership with key local parties. With regard to such operations, the Company is dependent on its local partners to provide knowledge of the local market conditions and to facilitate the acquisition of necessary licenses and permits. Any failure by the Company to form or maintain alliances with local partners, or the preemption or disruption of such alliances by the Company's competitors or otherwise, could adversely affect the Company's ability to penetrate and compete successfully in many of the markets it operates or enters. Certain of the Company's businesses may be vulnerable to local governmental or quasi-governmental entities or other third parties who wish to renegotiate the terms and conditions of, or terminate, their agreements or other understandings with the Company.

      Significant actions by most of the Company's ventures, such as approving budgets and business plans, declaring and paying dividends and entering into significant transactions, effectively require the approval of the Company's local partners. Accordingly, the Company does not have unilateral control over the operations of many of its joint ventures, which limits the Company's flexibility and, under certain circumstances, could adversely affect the Company's business strategy and operating results in the applicable region.

Availability of Programming

      The success of the Company's pay-television business will be dependent on its ability to continue to obtain attractive programming at commercially reasonable costs. The Company is dependent on third party suppliers for substantially all of its programming. A large portion of the Company's programming is purchased from content providers in the United States and Europe. The competition for the most attractive programming contracts, including major sports and premium Hollywood movies, is intense, and in the event that any of the Company's contracts are canceled or not renewed, the Company would be required to seek alternative programming from other sources. There can be no assurance that alternative programming would be available to the Company on acceptable terms or at all or, if so available, that such programming would appeal to the Company's subscribers. The Company's strategy also depends on its ability to offer attractive programming on an exclusive basis. There can be no assurance that the Company will continue to obtain exclusive rights to such programming. See "Business-Television platforms".

Competition

Television platforms

      Although the Company is currently the only major provider of pay-television services in each of its markets, the Company competes directly with both state-owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue and indirectly with motion picture theaters, video rental stores and other entertainment and leisure activities for general leisure spending. The markets in which the Company operates are in a constant state of change due to technological, economic and regulatory developments. The Company is unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on the Company's businesses. See "Business-Television platforms".

Technology

      The market for the products and services offered by the Company's Mindport division is highly competitive. The Company competes with numerous other entities, including other pay-television providers, many of which have substantially greater financial resources than the Company. Current and potential competitors in one or more aspects of the Mindport product line include television and other system software companies, interactive television system providers and multimedia authoring tool providers. There are also numerous businesses with the expertise and financial resources necessary to enter the markets in which Mindport operates. Competition in these markets is also greatly affected by technological developments, which may make the Company's products and services obsolete or less competitive. See "-Business-Technology".

Internet

      The market for Internet access and related services is extremely competitive. The Company anticipates that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet access market has attracted many start-up companies as well as existing businesses from different industries. Competitors include, in addition to national, regional and local Internet service providers, long distance and local exchange telecommunications companies, cable television companies, direct broadcast satellite and other wireless communications providers and on-line service providers. Many such competitors have longer operating histories and substantially greater financial, technical, marketing and personnel resources as well as greater name recognition than does the Company.

Dependence Upon Satellites

      The Company's digital programming is or will be transmitted to customers through different satellites around the world, and in certain regions its terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, the Company receives a significant amount of its programming through satellites. Satellites are subject to significant risks, including defects, launch failure, incorrect orbital placement and destruction and damage, that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of station keeping fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. In addition, there can be no assurance that satellites will achieve their minimum design life. Furthermore, the Company's transponder lease agreements do not guarantee the minimum useful life of any satellites. Although the Company has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the Company. Future launch failures or disruption of the transmissions of satellites that are already operational could have a material adverse effect on the Company. In addition, the ability of the Company to transmit its programming following the expected useful lives of its current satellites and to broadcast additional channels will depend upon the ability of the Company to obtain rights to utilize transponders on other satellites. The Company does not currently have alternative satellite contracts in place, and in the event of a satellite failure, transponder capacity on other satellites must be procured. There can be no assurance that the Company will be able to obtain any such rights or that the cost of such rights will be commercially acceptable to the Company.

Dependence on Transmission and Production Facilities

      The Company is dependent on its own transmission and production facilities as well as those of its programming suppliers and affiliates to provide its pay-television services. If a natural disaster or other event, such as a lightning strike, results in the operations at any of these facilities being disrupted for any significant period of time or inventory located there being damaged, a prolonged suspension of the Company's pay-television services could occur and the results of operations and financial condition of the Company could be materially adversely affected. Although the Company maintains insurance coverage on its own transmission and production facilities, there can be no assurance that such insurance proceeds would be available on a timely basis or be sufficient to fully offset such losses.

Change in Technology

      The pay-television industry as a whole is, and is likely to continue to be, subject to rapid and significant changes in technology. Although the Company believes that, for the foreseeable future, existing and developing alternative technologies will not materially adversely affect the viability or competitiveness of its pay-television business, there can be no assurance as to the effect of such technological changes on the Company. In addition, changes in technology, including enhancements of the Company's existing technology, may require the Company to expend substantial financial resources to remain competitive.

      New technologies or industry standards have the potential to replace or provide lower cost alternatives to the products and services of Mindport. The adoption of such new technologies or industry standards could render the Company's planned products and services obsolete or less competitive.

Risk of Unauthorized Access

      As with all providers of subscription television programming, the Company faces the risk that its various programming signals will be obtained by unauthorized users. For this reason, the delivery of subscription programming requires the use of encryption technology to prevent unauthorized access to programming or "piracy". The Company currently utilizes encryption technology supplied to it by Mindport. The Company believes that this encryption technology adequately prevents unauthorized access. There can be no assurance, however, that such encryption technology is, or will remain, effective in preventing such unauthorized access. In addition, encryption technology cannot prevent the illegal retransmission or sharing of a television signal once it has been decrypted. If the Company fails to control unauthorized access to its transmission, its revenues and its ability to contract for programming services could be adversely affected.

Internet Business Risks

      A significant part of the Company's strategy is to develop Internet businesses. As is typical in the case of a new and rapidly evolving industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services on the Internet are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may impact the growth of Internet use. These issues include a perceived lack of security of commercial data (such as credit card numbers) and capacity constraints resulting in delays, transmission errors and other difficulties. These and other issues affecting the Internet industry may be particularly aggravated in the countries in which the Company may enter the Internet business, which may have a less developed Internet culture. If, in the areas in which the Company launches its Internet business, the market for Internet access services fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Internet access and services to be offered by the Company are not broadly accepted, the Company's growth strategy could be materially adversely affected. Other Internet business risks include:
(i) the inability to obtain attractive content, (ii) unauthorized access, viruses and other disruptive problems, (iii) dependence on telecommunications providers and (iv) changes in technology that would require the Company to modify its Internet business.

South African Exchange Control

      MIH Limited's South African subsidiaries are subject to significant restrictions on their ability to remit funds outside of South Africa. South African exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland (the "CMA"). Transactions between South African residents and non-CMA residents are subject to South African exchange control regulations. South African residents, including companies, are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of The South African Reserve Bank (the "Reserve Bank"), and restrictions are imposed on their foreign investments. In addition, South African companies are generally required to repatriate to South Africa those profits of foreign operations which are not required to fund their ongoing business operations. These exchange control regulations effectively prevent the Company from receiving distributions from its South African subsidiaries. While such restrictions have been liberalized in recent years, a South African company's ability to raise and deploy capital outside South Africa remains subject to significant restrictions. Although approximately two-thirds of the Company's revenue is generated by its businesses in the CMA and their subsidiaries and joint ventures, the Company believes that the South African exchange control restrictions will not affect its ability to fulfill its various payment obligations.

Foreign Currency Risks

      Although a substantial portion of the Company's revenue is denominated in the currencies of the countries in which it operates, a significant portion of its cash obligations, including the payment obligations under its satellite transponder leases and its contracts for programming and channels for its pay-television platforms, are denominated in U.S. dollars. In those areas where the Company's revenue is denominated in local currency, a depreciation of that currency against the U.S. dollar could adversely affect the Company's earnings and its ability to meet its cash obligations. Similarly, where the Company prices its products and services in U.S. dollars or U.S. dollar equivalents, a depreciation of the local currency would make the Company's products more expensive for its customers and could have an adverse impact on the Company's sales. Many of the Company's operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent years. Although most of the Company's operating entities hedge a substantial portion of their currency risks, there can be no assurance that any such hedging will fully protect the Company or that the Company will continue to hedge such risks in the future.

      The Company's reporting currency is the U.S. dollar. The Company conducts and will continue to conduct business transactions in currencies other than its reporting currency; accordingly, appreciation or depreciation in the value of other currencies as compared to the reporting currency will result in translation gains or losses which, if the appreciation or depreciation is significant, could be material.

Social and Political Factors

      Many of the countries in which the Company operates are subject to social, political or economic factors that may materially adversely affect the Company's business. South Africa is a nascent democracy that is in the early stages of addressing a large wealth differential among its citizens. In recent years, South Africa has also experienced high levels of crime and unemployment, which have, among other things, impeded foreign investment in South Africa and prompted an emigration of skilled workers. In addition, Thailand has recently experienced adverse economic developments, as have a number of other countries in Southeast Asia. These developments include currency depreciations, increased interest rates, economic slowdown or contraction, increases in corporate bankruptcies, stock market declines and government imposed austerity measures. These or other adverse developments or government reactions to them could adversely affect the Company's business. In addition, the Company does and may begin to do business in other countries that have political, social or economic factors that could adversely affect the Company's business. Although governments in each of the above countries have taken steps toward addressing these factors, it is not possible to predict whether or to what extent these steps will succeed in achieving their objectives or what effect these steps or these problems will have on companies doing business in these countries.

 Technology

 Overview
           The Company's technology division, Mindport, provides a comprehensive package of technology products and support services to pay-media operators worldwide. These products and services include IBS subscriber management systems, Irdeto conditional access systems and the OpenTV operating system for interactive television, along with others. Mindport's products are designed to be flexible, configurable and scalable, allowing them to be used by a variety of different customers and to be integrated in systems using the products of Mindport's competitors. Mindport's diverse and well integrated product line also allows it to act as a single source for fulfilling a customer's pay-media technology needs, particularly in the growing market for interactive television. The Company believes that Mindport will be able to capitalize on the anticipated growth in interactive platforms and the anticipated convergence of television, telephony and the Internet in order for it to expand its customer base.

      The following table lists certain of Mindport's major customers and the products they use:


---------------------------------------------------------------------------------------
Customer                        Market                 IBS      Irdeto Access    OpenTV
---------------------------------------------------------------------------------------
MultiChoice(1)                  South Africa            x             x            x
                                Sub-Saharan Africa      x             x            x
                                Greece                  x             x          Future
                                Middle East             x             x          Future
UBC(1)                          Thailand                x             x          Future
Canal+                          Europe(2)               x             x
EchoStar                        United States                                    Future
CBSat                           China                 Trial         Trial        Trial
Stream                          Italy                   x             x
Galaxy Latin America            Latin America(2)        x
DirecTV                         Japan                   x
Optus                           Australia               x             x
Foxtel                          Australia               x
BSkyB                           UK                                                 x
TPS                             France                                             x
TDK                             Denmark                                            x
---------------------------------------------------------------------------------------
Total Subscribers (000's)(3)                          3,724         4,471        2,568
---------------------------------------------------------------------------------------


(1) All transactions between Mindport and MIH Limited's other subsidiaries and affiliates are conducted on an arms'-length basis.
(2)   Certain countries only.
(3)   As of March 31, 1999.

      Mindport's ability to provide a "one-stop-shop" for pay media technology needs is valuable to new interactive platform providers who can speed their time to market by utilizing Mindport technology. A good example of this is the Company's recent agreement to provide conditional access systems, subscriber management systems and the OpenTV operating system to CBSat, the first provider of trial digital satellite services in the People's Republic of China. CBSat's system is being deployed in small numbers on a test basis in 1999, with a possible broader rollout thereafter.

IBS

      Mindport's IBS software provides pay-media operators with a broad range of subscriber management services and products that combine customer care, billing and logistics functionality in one integrated system. IBS supports all types of subscriber-based businesses, including pay-television operators, Internet service providers and data broadcasters over a wide range of delivery platforms. Mindport's IBS system is a flexible, configurable and highly scalable product, that can service pay-media operations of vastly different sizes.

      Mindport IBS has historically generated revenues by charging up-front license fees and monthly customer service and support fees. Recently, Mindport has begun to collect from certain customers license revenues and support fees scaled to the customers' subscriber numbers, paid on a monthly basis. Mindport currently provides IBS to 25 customers, including certain platforms of Canal+, DirecTVJapan and many of the Company's operating entities. IBS's competition in its current and planned future markets includes approximately 40 companies worldwide, including Wiztec and CableData, who focus on pay-television, and Saville, LHS Group, CSG and Amdocs, who focus primarily on telephony operators.

      The Company believes that the demand for subscriber management services will increase as operators seek to provide more advanced technology to their customers. IBS is able to support changes and accommodate new platforms, including analog, digital and interactive systems. In addition, IBS is a highly scalable software package, as demonstrated in testing by major U.S. hardware and software producers who verified its scalability to several million subscribers.

      Today, IBS is a leading subscriber management software package for pay-television. The Company plans to continually redefine the IBS architecture to improve on its configurability, flexibility and scalability. The Company also plans to take advantage of the system's flexibility to penetrate new markets for IBS, such as Internet service, cable, data broadcasting and telephony providers. In addition, the Company also plans to introduce an IBS for the Internet market that can run on a laptop and a product capable of tracking interactive television applications, especially interactive commerce transactions.

Irdeto Access

      Irdeto Access provides digital and analog conditional access systems to 14 customers operating in over 20 countries. These systems enable pay-television operators to encrypt and decrypt their broadcast signals and thus control subscriber access to programs, services and events.

      The Company believes that its digital conditional access system's flexibility, compatibility with multiple equipment vendors, ease-of-use and sophisticated security features make it attractive to pay-television operators worldwide. The system's open architecture allows pay-television operators to incorporate as few or as many features as they require and adjust these features as their needs change. Irdeto Access offers M-Crypt, a system specifically for pay-media providers with fewer than 100,000 subscribers. M-Crypt allows these operators to reduce their investment in computing equipment and third-party software licenses and is easily upgradable if the operator's subscriber base were to grow past a certain size. Mindport also produces an analog conditional access system that is also based upon a modular and flexible design. This allows the Company to tap into price sensitive markets that will not be considering digital services for some years to come.

      Irdeto Access licenses its technology to various manufacturers to produce its conditional access systems and generates revenues by charging an up-front license fee along with a fee for each conditional access unit sold. The major users of Mindport's conditional access systems include Stream, Telepiu, Canal+ and certain of the Company's operating entities. As of March 31, 1999, Mindport had supplied approximately 1.6 million digital and 2.9 million analog conditional access units.

      The principal products competing with Irdeto Access include MediaGuard, ViaAccess, NDS and NagraVision. The Company believes that a customer's primary consideration in choosing among conditional access systems are system security and dependability and that Irdeto Access enjoys a solid reputation for both of these qualities.

      Mindport's strategy for Irdeto Access encompasses four main goals: (i) reduce the cost of ownership for both digital and analog conditional access systems; (ii) develop the next generation conditional access products; (iii) implement an analog sales operation in new markets; and (iv) develop an MPEG-2 encryption product for the Internet. The Company has a team of engineers dedicated to conditional access design and development who are responsible for developing new products, increasing the functionality of existing products and reducing costs through increased chip functionality. Mindport's management believes that further price reductions may be achieved by cutting production costs, shifting production to locales with lower manufacturing costs and reducing royalty costs by re-examining certain partnerships and business relationships dealing with developing conditional access technology. The Company recently acquired TV/COM International Inc., a San Diego based company that holds intellectual property licensed to Irdeto for use in its conditional access systems.

OpenTV

      OpenTV is a leading provider of operating system software for digital set-top boxes used in both satellite and cable television systems. Several digital satellite operators, including TPS in France, EchoStar in the United States, BSkyB in the United Kingdom and CBSat in China, are using or have entered into agreements to use the OpenTV software system. TPS is presently OpenTV's largest customer with over 890,000 set-top boxes deployed as of March 31, 1999. TPS has used OpenTV software to gain market share in France by deploying interactive television applications and services that attract and retain subscribers. Using OpenTV's development tools, TPS designs its own virtual channels, including an electronic programming guide and interactive weather service. It has also run a successful interactive advertising spot for Renault.

      OpenTV's operating system software manages all of the basic functionality of the digital set-top box and enables it to run interactive applications. The OpenTV operating system is extremely flexible and is currently being used with a variety of decoders. In addition, OpenTV provides pay-media operators with easy-to-use software tools such as its Software Development Kit and Open Author, which permit the operators themselves to design their own interactive services. The open architecture of OpenTV's operating system software means that it can be used with any conditional access system and can support a number of different head-end systems. Another feature of the OpenTV operating system is its ability to manage and handle several interactive applications simultaneously.

      OpenTV derives its revenue from a licensing fee per set-top box, maintenance and support fees, licenses of proprietary software tools supporting the OpenTV system and consulting fees. As of March 31, 1999, the OpenTV operating system had been installed in approximately 2.5 million set-top boxes.

      At present, OpenTV's competitors include Microsoft, Liberate, MediaHighway, Wink and PowerTV. In the future, other software companies may decide to compete directly with OpenTV in the digital interactive television software market. OpenTV believes that its future competitors must overcome OpenTV's first to-market advantage and the significant head start that it enjoys in developing interactive television software. In addition, applications developed with OpenTV software function at the head-end level and are independent of the set-top box, thereby providing two principal advantages. First, any improvements or enhancements can be downloaded over the digital signal received by the set-top box, making the dissemination of upgrades simple and inexpensive. Second, applications based upon the OpenTV operating system enjoy protection against decoder obsolescence since the software is used with different set-top box technologies. To date, OpenTV's customers have developed interactive applications using OpenTV's software development tools, or they have contracted with OpenTV to develop applications on a consulting basis. OpenTV is now developing a suite of interactive applications that it will market to customers on a licensing or revenue sharing basis.

      The present strategy for OpenTV is to become the leading operating system for interactive applications on digital media platforms worldwide, complete the development and introduction of applications such as home banking and home shopping and to enhance its products and services for greater exploitation of the Internet.

Other Products

      Media Commerce Technologies. Mindport is currently developing software in three application areas as part of its plan to develop the tools, technologies and supporting structures that will enable pay-television operators to provide comprehensive interactive broadcast services. The first consists of applications for interactive television, such as extended electronic program guides, virtual channels and program enhancement. The second is fulfilment services, which use Internet commerce technologies that have been adapted for the broadcast platform. The third application area, infrastructure technologies, provides the common communications infrastructure for media commerce.

      Mindpack. Mindport's Media Asset Management System enables digital pay-television operators to manage contracts, control their program libraries, manage license tracking and utilize multiple-language electronic program guides.

      Consulting. Mindport Solutions is a new division intended to capitalize on the expertise within the Mindport group to offer consultancy services and turnkey solutions to new pay-television operators. This division was instrumental in securing the CBSat trial DTH system contract.

Employees

      At March 31, 1999, the Company had 3,511 full-time employees. None of the Company's full-time employees are unionized. The Company believes its labor relations are satisfactory.

Intellectual Property

      The Company relies on a combination of patents, licensing arrangements, trade names, trademarks and proprietary technology to protect its intellectual property rights. The Company owns, or has been assigned or licensed the rights to, several patents and has several patent applications in various jurisdictions relating to its proprietary technology. In addition, the Company currently has numerous trademarks (pending and registered) in countries where it conducts business. Some of the Company's major trademarks include the names and logos of Irdeto, Mindport, OpenTV, DStv and MultiChoice.

      The Company may file additional patent and trademark applications in the future, although there can be no assurance that the Company will be successful in obtaining patents or trademark registrations based upon such applications. The Company intends to vigorously protect its intellectual property rights. It may be possible, however, for a third party to copy or otherwise obtain and use the Company's technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which the Company sells its products do not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

Environmental Matters

Environmental laws vary significantly among the countries in which the Company operates. Under certain environmental laws, a current or previous owner of real property, and parties that generate or transport hazardous substances that are disposed of on real property, may be liable for the costs of investigating and remediating such substances on or under the property. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures for compliance. In connection with the ownership or operation of its facilities, the Company could be liable for such costs in the future.

The Company is not aware of any material environmental claims pending or threatened against it, and the Company does not believe it is subject to any material environmental remediation obligations. However, no assurance can be given that a material environmental claim or compliance obligation will not arise in the future.

                                   THE COMPANY

Overview

      MIH Limited is incorporated in the British Virgin Islands and conducts its businesses through subsidiaries and joint ventures. MIH Holdings, which is quoted on the Johannesburg Stock Exchange (the "JSE") under the symbol "MIB", indirectly owns shares representing 59.98% of the economic interest and 80.6% of the voting interest of MIH Limited. The shares of MIH Holdings were linked with those of M-Web, an Internet service provider that was spun off by MIH Holdings last year. The shares of MIH Holdings were delinked on August 2, 1999. The diagram on the preceding page summarizes the Company's group structure and ownership.

Subsidiaries and Joint Ventures

Television platforms

      In many of its markets, the Company's television platform businesses utilize similar corporate structures. These structures generally include a content management company which provides the content for the television platform operation, a subscription management business and a service transmission and distribution business. In each region, these companies may have local partners.

      Africa. The Company operates its South African businesses through MultiChoice Africa, an indirect wholly owned subsidiary of MIH Limited. MultiChoice Africa obtains channels from and conducts transmission and distribution through certain of the Company's affiliates. MultiChoice Africa in turn has ownership interests in joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia, Botswana and Lesotho. In Africa, the Company considers several factors when determining the countries within which to establish joint ventures, including comparative political stability, a free market economy, adequate infrastructure, a favorable foreign exchange system, a suitable local partner and sufficient management control. In many other African nations, the Company operates through agents or franchisees. These parties conduct marketing and advertising to build the subscriber base and collect subscription revenues on behalf of the Company. They retain a minor portion of these subscription revenues as compensation for their services and remit the balance to the Company.

      MultiChoice Middle East Inc. ("MultiChoice Middle East") is a 90.0% owned subsidiary of MultiChoice Middle East Holdings Inc. ("MultiChoice Middle East Holdings"), which in turn is 50.0% indirectly owned by MIH Limited. The other shareholders in MultiChoice Middle East Holdings and MultiChoice Middle East are strategic regional investors. In Egypt, MIH Limited indirectly owns 10.0% of CNE, which provides terrestrial analog service, and 75.0% of MultiChoice Egypt Limited ("MultiChoice Egypt"), which provides subscriber management services to CNE.

      Mediterranean. The Company operates its Mediterranean businesses through its interest in a holding company, NetMed B.V. MIH Limited owns 52.0% of NetMed B.V., and MP Communications B.V. ("MP") owns the remaining 48.0%. The Company holds an option to purchase MP's 48.0% interest on demand at a fixed, prearranged price that is slightly greater than the price at which MP purchased that interest from the Company. Pursuant to a shareholders agreement between the Company and MP, NetMed does not pay dividends. Recent changes in the Greek regulatory environment may lead to a change in the ownership structure of the Company's Greek subsidiaries and joint ventures, and the Company is currently reviewing several alternatives.

      NetMed manages its pay-television business through the following operating subsidiaries:

o MultiChoice Hellas and MultiChoice Cyprus manage the subscriber base and market and sell television platform services in Greece and Cyprus, respectively. NetMed B.V., through Myriad Development B.V., owns 51% of each of MultiChoice Hellas and MultiChoice Cyprus. The remainder of MultiChoice Hellas is 42.0% owned by Teletypos S.A., a Greek media company that owns Mega Channel, the second largest Greek free-to-air television channel. The other 7.0% is owned by Lumiere, a Cypriot investor. Lumiere also owns the remaining 49.0% of MultiChoice Cyprus. MultiChoice Hellas and MultiChoice Cyprus collect subscriber revenues, retain a portion as payment for their services and pass the balance to NetMed Hellas, Lumiere and Alfa TV.

o NetMed Hellas is 96.0% owned by NetMed B.V. NetMed Hellas operates the FilmNet, SuperSport and K-T.V. pay-television channels in Greece and provides programming to Lumiere Services Limited and AlfaTV in Cyprus. The remaining 4.0% ownership is held by Lumiere Services Limited.

o Synergistic Network Development S.A. is 100.0% owned by NetMed B.V. and is responsible for signal transmission and distribution.

      Asia. The Company conducts its development operations in Asia through its offices in Hong Kong and Beijing. The Company's first Asian investment is its joint venture interest in the UBC Group in Thailand. Founded in 1985, UBC is quoted on the Stock Exchange of Thailand under the symbol "UBC" and had a market capitalization of Baht 11,852 million ($314.8 million) on March 19, 1999. The Company became an investor in

UBC in January 1997 and has gradually increased its total share of ownership of UBC to approximately 27.8% with an option to purchase an additional 3.3% from London National Corporation. As of March 31, 1999, the remaining shares were beneficially owned 41.0% by Telecom Holding Company Limited ("Telecom Asia"), 0.4% by MCOT and 30.8% by other private investors and the public. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Debt".

      The UBC Group's television platform business is managed through four operating entities. UBC operates the digital satellite and MMDS services and acts as a holding company for the remaining parts of the business. UBC Cable Network Public Company Limited ("UBC Cable"), formerly UTV Cable Network Public Company Limited, which is 97.9% owned by UBC, operates the cable television services business for the UBC Group. Cineplex Company Limited ("Cineplex"), which is 99.9% owned by UBC, produces channels featuring movies, drama, educational programming, news and sports for the UBC Group's television platform systems. Both UBC Cable and Cineplex were founded by Telecom Asia and later purchased by UBC. Satellite Services Company Limited, which is 96.0% owned by UBC, provides certain services used by the UBC Group in its pay-television systems, including signal transmission and distribution.

Technology

      The Company's Mindport division is a leading provider of television platform software and hardware solutions and services both to the Company's media businesses and to third-party pay-media operators. The Company operates its Mindport technology division mainly through its wholly owned subsidiaries Irdeto Access B.V. and Mindport Integrated Business Systems B.V. together ("Irdeto"). In addition, the Company owns 80.1% of OpenTV (72.3% on a fully diluted basis after giving effect to the exercise of outstanding stock options), which produces operating systems for interactive television.

Affiliates

      The Company has several non-subsidiary affiliates, including M-Net Ltd., SSIH, M-Web and Orbicom. M-Net Ltd. is a publicly traded South African company that provides the premium film channels carried by the Company on its pay-television platforms in Africa. SSIH is a publicly traded South African company that provides the sports channels carried by the Company on its pay-television systems in Africa and the Middle East. Shares of SSIH are linked with those of M-Net Ltd., and as of July 23, 1999, their market capitalization was approximately ZAR 1,165.9 million ($189.0 million). The linking provides that each share of either company's stock trades with one share of the other company's stock, with a single price for both shares combined. The shares can be delinked by declaration by each company's board.

      The Company currently owns 19.8% of each M-Net Ltd. and SSIH and is 8.5% owned by SSIH.

      M-Web was formed in 1997 through a series of transactions whereby MIH Limited contributed its Internet related business to a new entity, M-Web, and subsequently capitalized it with a special dividend to MIH Holdings. M-Web is a leading Internet service provider in South Africa. It provides Internet access and aggregates content oriented toward South Africans. As of March 31, 1999, it had 126,882 subscribers. The Company currently has no economic or voting interest in M-Web. However, in order to preserve the perceived equity relationship between the Company and M-Web, the Company intends, subject to the requisite shareholder approvals, to acquire by way of a private placement a number of shares in M-Web equalling up to 10% of M-Web's issued share capital after such acquisition.

      Orbicom, which has recently been acquired by M-Cell, was formerly owned 80.0% by MIH Holdings and 20.0% by the Company. It provides the uplink and signal backhaul facility for the Company's operations in Africa. Prior to its acquisition by M-Cell, Orbicom was not operated as a profit center as it provided its services at cost to various subsidiaries of MIH Holdings, including the Company. Under the arrangements for the acquisition of Orbicom by M-Cell, Orbicom's services will continue to be provided to the Company at cost for a minimum period of two years.

History

      In 1985, several large South African media companies formed a pay-media business, M-Net Ltd., the predecessor to the Company. M-Net Ltd. was listed on the JSE in 1990.

      Effective October 1993, M-Net Ltd. was divided into two companies. The subscriber management, signal distribution and cellular telephony businesses, together with the holding in FilmNet, a leading pay-television operator in Europe, were placed in a new company, MIH Holdings (then called MultiChoice Ltd.). M-Net Ltd. continued to hold other corporate operations and provide pay-television programming.

      In late 1992, MIH Holdings joined a consortium that procured the second Global Systems Mobile Communications cellular license awarded in South Africa. MIH Holdings owned 25.0% of Mobile Telephone Networks Holdings (Proprietary) Limited ("MTN"), the cellular network operator, and subsequently increased its stake in MTN to 34.7%. In 1995, MIH Holdings spun off its interest in MTN as a new corporation, M-Cell. M-Cell is listed on the JSE and has a market capitalization of approximately ZAR 5,387.4 million ($870.3 million) as of March 19, 1999.

      In 1995, Richemont S.A. and MIH Holdings merged their global pay-television operations, including their interest in FilmNet, the Company's operations in Africa and Richemont's interest in Telepi , into a single venture called NetHold B.V. ("NetHold"), which MIH Holdings held through MIH Limited. In March 1997, the Company and Richemont merged most of NetHold with Canal+, the French-based pay-television operator. The Company retained NetHold's African, Mediterranean and Middle East pay-television businesses, acquired 49% of Irdeto, now part of the Mindport division, and received an interest in Canal+. The Company has since sold its interest in Canal+ to fund its expansion in Asia. The Company purchased the remainder of Irdeto from Canal+ in January 1998. The Company purchased its interests in its Thai pay-television joint venture, UBC, from 1997 until the present. In 1998, the Company purchased its 44.5% interest in OpenTV, now a part of the Company's Mindport technology division, and increased its ownership to 80.1% in March 1999.

      In 1997, the Company purchased an Internet service provider and renamed it M-Web. In March 1998, M-Web was spun off and listed on the JSE.

                           GLOSSARY OF TECHNICAL TERMS

addressable: A device is addressable if a signal can be transmitted from the conditional access system to the device instructing it to carry out or cease to carry out a particular function, for instance, descrambling a signal.

analog: Information is transmitted by varying the phase, amplitude or frequency of a radio carrier wave with the information that is being transmitted.

bandwidth: The radio frequency spectrum, whether the transmission medium is physical wire or thin air, can be divided up into any number of "channels". Each channel takes up a certain amount of space on the frequency spectrum. The amount of spectrum occupied by the channel is its band width and is usually measured in kilohertz (kHz) and megahertz (MHz). A broader band width can carry more information.

bouquet: The channels offered by a pay-television provider on a given platform.

broadband: High-capacity transmission capability usually associated with fibre-optic cable. Generally used when discussing video or TV transmission systems.

C-band: A frequency range of the electromagnetic spectrum used heavily for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz.

CA module: Conditional access module. Forms part of the conditional access system.

CATV: Cable television.

co-axial cable: A cable consisting of insulated center conductor and a concentric outer conductor. Co-axial cable is used primarily for wideband, video, or radio-frequency applications.

compression: Technology that reduces or lowers the band width or space required for transmission or storage of a data set.

conditional access system or CAS: The technology that provides for selective access to specific services including subscription television services.

decoder: The term given to the device in a signal receiver that receives the scrambled signal and converts it into a quality audio or visual signal for listening or viewing.

dedicated line: A transmission circuit which is available at all times installed between two sites of a private network.

digital: A method of storing, processing, or transmitting information in terms of binary digits.

digital compression: The process of reducing the number of bits required to store or transmit information in digital form.

dish: A dish collects signals downlinked from a satellite or concentrates them for uplinking to the satellite.

downlink: The signal that travels from the satellite down to the receivers on earth.

DStv: Digital satellite television.

DTH: Direct-to-Home. The generic term used to describe the system of signal transmission from an earth station to a satellite and then to home for viewing.

encryption: Transforms digital or analog data into a format that is unintelligible without the proper decryption key.

fiber optic cable: A transmission medium that uses glass or plastic fibers rather than copper wire to transport data or voice signals.

footprint: The geographic area covered by the beam of a satellite, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level.

head-end: The source end of a television broadcast system. Head-ends receive television signals from a variety of sources including satellite or dedicated line and transmit it through the cable, satellite or terrestrial subscription networks.

integrated receiver/decoder or IRD: Digital set-top receiver with a built-in de-scrambler for decoding pay-television services.

Ku-band: A frequency range used for satellite downlink transmissions which falls within the 12 to 14 GHz range of the electromagnetic spectrum, allowing use of 27 inch (or 90 cm) or smaller ground dishes.

LMDS: Local, Multipoint Distribution Service. LMDS uses low-power transmitters to broadcast programming to receiving equipment in homes and businesses.

MMDS or a multichannel, multi-point distribution service: Also known as "wireless cable", MMDS uses high-power transmitters to broadcast programming to receiving equipment in homes and businesses.

MPEG II: A set of standards developed by the Moving Pictures Experts Group that details guidelines for access rates, compression and conditional access.

near video-on-demand (VOD): A service on a switched network that allows users to select individual programmes electronically and watch them instantaneously.

net churn: The percentage of subscribers over a given period who terminate their subscription, net of former subscribers who reconnect during that period.

pay-per-view: A service which may be offered by subscription TV operators where subscribers elect to view individual scheduled premium programmes, such as select movies and sporting events, for a fee.

piracy: Any impersonation, unauthorized browsing, falsification, breach of copyright, theft of data or disruption of service or control information in a network.

set-top box: Device used to receive and decode subscription services including subscription television services for display on television.

scrambler: A device that alters a message at the transmitter to make the message unintelligible at a receiver not equipped with an appropriate de-scrambling device.

smart card: A credit card-sized device with embedded processors that provides entitlement functions and stores decryption keys and digital signatures and which may be inserted in a set-top box.

subscribers: Viewers who pay a fee for any programming package offered by the Company.

transponder: A microwave repeater on a satellite that can retransmit a signal or set of signals.

ultra-high frequency (UHF): Frequencies from 300 MHz to 3000 MHz.

uplink: The signal that travels from the earth transmitting station up to the receiving station, such as a satellite.

very-high frequency (VHF): Frequencies from 30 MHz to 300 MHz.

wireless cable: Refers to the use of MMDS or LMDS systems for transmission of subscription TV services.

ITEM 2. DESCRIPTION OF PROPERTY

      The Company has major corporate offices in Hoofddorp, The Netherlands, Johannesburg, South Africa and Athens, Greece. The following table summarizes certain information regarding the Company's principal facilities as of November 1998:


--------------------------------------------------------------------------------------------------------
Description/Use                 Location                                       Size       Owned orLeased
--------------------------------------------------------------------------------------------------------
Corporate offices               Hoofddorp, the Netherlands                  7,672 m2              Leased
Corporate offices               Johannesburg, South Africa                 20,400 m2*             Leased
Corporate offices               Durban, South Africa                        2,672 m2              Leased
Corporate offices               Cape Town, South Africa                     3,219 m2              Leased
Corporate offices               San Diego, USA                              1,950 m2              Leased
Corporate offices               Athens, Greece                              8,126 m2*             Leased
--------------------------------------------------------------------------------------------------------


* multiple locations

ITEM 3. LEGALPROCEEDINGS

      From time to time, the Company and its local partners in Greece have experienced objections by local communities to the establishment or continued presence of transmission sites in such communities. Such matters have generally been resolved in the ordinary course. In addition, the Company is party to routine litigation and proceedings in the ordinary course of business. The Company is not aware of any current or pending litigation which it believes would have a material adverse effect on the Company's results of operations or financial condition.

      One of NetMed's competitors, Antenna TV S.A., has filed a suit in the Athenian Court of First Instance against the Greek basketball league and NetMed Hellas. The competitor asserts that the basketball agreement between the Greek basketball league and NetMed Hellas was the product of an unfair process and constitutes a restriction on competition and an abuse of NetMed Hellas'dominant position in the Greek pay-television market. The Company believes that NetMed Hellas' rights under the basketball agreement will not be substantially affected by this action and that the claim for monetary damages is without merit.

      The South African Competition Board has issued its report of its investigation into certain business practices of MultiChoice Africa under South Africa's Maintenance and Promotion of Competition Act. See "Item 1. Description of Business-Regulation-South Africa".

      UBC has submitted an application to the Thai Trade Competition Committee under the Thai Competition Act. See "Item 1. Description of
Business-Regulation-Thailand".

ITEM 4. CONTROL OF REGISTRANT

      The table below sets forth, as of July 1, 1999, certain information with respect to the ownership of each class of voting securities of MIH Limited by
(i) each person who is known by the Company to be the owner of more than 10% of any class of voting securities of the Company and (ii) all directors and executive officers as a group.


--------------------------------------------------------------------------------------------------------------------
                                                    Class A Ordinary Shares             Class B Ordinary Shares
                                                   -----------------------------------------------------------------
                                                                    Percent                                  Percent
Identity of person or group                            Number      of class               Number            of class
--------------------------------------------------------------------------------------------------------------------
MIH (BVI) Limited                                           0           0%            30,787,319                100%
Johnnic (IOM) Limited                               4,194,459          18.9                    0                   0
SuperSport International Holdings Limited           3,253,222          14.7                    0                   0
Thomson Consumer Electronics, Inc.                  2,581,775          11.6                    0                   0
Directors and officers as a group(1)                        0             0                    0                   0
--------------------------------------------------------------------------------------------------------------------


(1) Excludes options to purchase Class A Ordinary Shares. See "Item 12-Options to Purchase Securities from Registrant or Subsidiaries".

      MIH Holdings Limited ("MIH Holdings") owns, through its wholly owned subsidiary MIH (BVI) Limited, 100.0% of the Class B Ordinary Shares outstanding, representing 80.6% of the voting interest of the Company. MIH Investments (Proprietary) Limited ("MIH Investments") owns 53% of the voting stock of MIH Holdings, and Naspers Limited ("Naspers") owns 100.0% of the voting stock of MIH Investments along with direct ownership of 2.8% of MIH Holdings. As a result of its ownership of Class B Ordinary Shares, MIH Holdings and its parent companies have sufficient voting power, without the vote of any other shareholders, to determine the outcome of any action requiring shareholder approval, to amend the Memorandum and Articles for any purpose, which could include increasing or reducing the Company's authorized capital or authorizing the issuance of additional shares and to elect all of MIH Limited's directors who determine the declaration and payment of dividends and any other action to be taken by the Company.

      In addition, the Company, MIH (BVI) Limited and Johnnic (IOM) Limited ("Johnnic") are parties to a shareholders agreement pursuant to which Johnnic holds a right to approve certain expansions in the Company's line of business and would receive certain additional approval rights in the event it comes to hold greater than 20% or more of the Company's then issued Ordinary Shares. The Company does not anticipate that Johnnic will come to own 20% or more of the Company's Ordinary Shares in the near future, or that any rights held by Johnnic would materially affect the Company's execution of its business plan as described in this Annual Report.

ITEM 5. NATURE OF TRADING MARKET

      As of July 1, 1999, the Company had approximately 65 participants of record of an aggregate of approximately 10,435,000 million shares of Class A Ordinary Shares outstanding. As of July 1, 1999, and as far as it has been practicable for the Company to ascertain, there were an estimated 267 beneficial U.S. holders of the Class A Ordinary Shares. As of July 1, 1999, to the Company's knowledge approximately 47.03% of the total outstanding Class A Ordinary Shares was held by persons in the United States.

      Prior to April 13, 1999, there was no public market for the Class A Ordinary Shares. Since April 13, 1999, the Class A Ordinary Shares have been listed and traded on the Nasdaq National Market and Amsterdam Stock Exchange under the symbol "MIHL". The following table sets forth the range of high and low and closing sale prices of the Class A Ordinary Shares on the Nasdaq National Market and the Amsterdam Stock Exchange for the period from April 13, 1999 to June 30, 1999:


--------------------------------------------------------------------------------------------
                                          Nasdaq                           Amsterdam
                                 -----------------------------------------------------------
Period ended                        High               Low             High              Low
--------------------------------------------------------------------------------------------
June 30, 1999                    $32.250           $18.250          $30.000          $18.250
--------------------------------------------------------------------------------------------


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
        HOLDERS

      There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to nonresident holders of the Company's securities. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote the Class A Ordinary Shares.

      MIH Limited's South African subsidiaries are subject to significant restrictions on their ability to remit funds outside of South Africa. South African exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland (the "CMA"). Transactions between South African residents and non-CMA residents are subject to South African exchange control regulations. South African residents, including companies, are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of The South African Reserve Bank, and restrictions are imposed on their foreign investments. In addition, South African companies are generally required to repatriate to South Africa those profits of foreign operations which are not required to fund their ongoing business operations. These exchange control regulations effectively prevent the Company from receiving distributions from its South African subsidiaries. While such restrictions have been liberalized in recent years, a South African company's ability to raise and deploy capital outside South Africa remains subject to significant restrictions. Although approximately two-thirds of the Company's revenue is generated by its businesses in the CMAand their subsidiaries and joint ventures, the Company believes that the South African exchange control restrictions will not affect its ability to fulfill its various payment obligations.

ITEM 7. TAXATION

      Under current British Virgin Islands law, dividends, interest or royalties paid by the Company to individuals and gains realized on the sale or disposition of shares are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. The Company is not obligated to withhold any tax for payments of dividends and shareholders receive gross dividends irrespective of their residential or national status. There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands. In addition, the Ordinary Shares are not subject to any transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

ITEM 8. SELECTED FINANCIAL DATA

                      SELECTED FINANCIAL AND OPERATING DATA

      The selected financial data set forth below for the years ended March 31, 1999, 1998, 1997, 1996 and 1995 have been derived from the Consolidated Statements for the year ended March 31, 1999 from the Combined Statements for the years ended March 31, 1998, 1997, 1996 and 1995. The data should be read in conjunction with, and are qualified in their entirety by, the Financial Statements included elsewhere in this Annual Report. The Financial Statements are prepared in accordance with international accounting standards ("IAS") and for the years ended March 31, 1999 and March 31, 1998 and 1997 have been audited by PricewaterhouseCoopers Inc and Coopers & Lybrand respectively. The accounting policies adopted by the Company under IAS differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences are described in Note 29 to the Consolidated Statements and in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations-US GAAPReconciliation". The Combined Statements include the combined accounts of the Acquired MIH Businesses (as defined) and eliminate all accounts among the Acquired MIH Businesses. The Combined Statements do not eliminate amounts due from the Acquired MIH Businesses to MIH Limited, which the Consolidated Statements do eliminate, nor do they include purchase accounting adjustments that occurred as a result of the Canal+ Transaction (as defined).

--------------------------------------------------------------------------------------------------------------
                                                                                      Acquired MIH
                                                Company                            Businesses Combined
                                              Consolidated                            (Predecessor)(1)
                                         --------------------------          ---------------------------------
                                                                   Year Ended March 31
                                            1999          1998               1997        1996      1995
                                         ---------------------------------------------------------------------
                                             (dollars in millions, except pershare and per subscriberdata)
--------------------------------------------------------------------------------------------------------------
Statements of Operations Data:
Amounts in accordance with IAS:
Revenues:
Subscriptions                             $442.7        $404.5               $315.5     $233.3
Decoder sales and repair                    72.0          63.1                 60.2       43.6
Technology                                  63.9          12.8                 16.2        6.0
Other                                       31.5          21.1
                                         ---------------------------------------------------------------------
    Total revenues, net(2)                 610.1         501.5                391.9      282.9     $266.9
Operating expenses:
Cost of providing services                (392.1)       (309.0)              (259.4)    (212.9)
Selling, general and administrative       (210.4)       (177.2)              (140.4)     (77.6)
Depreciation and amortization(3)           (51.4)        (58.0)               (16.2)      (9.8)
                                         ---------------------------------------------------------------------
    Operating loss                         (43.8)        (42.7)               (24.1)     (17.4)
Financial results, net(4)                   (9.1)         (5.5)                (5.3)      (0.9)
Equity results in joint ventures
and associates                             (43.3)         (7.9)                 3.8        0.6
Profit on sale of joint venture             31.1            --                   --         --
                                         ---------------------------------------------------------------------
    Profit/(loss) before taxation          (65.1)        (56.1)               (25.6)     (17.8)
Loss from continuing operations            (65.0)        (59.9)               (26.0)     (21.5)
    Net loss                               (68.8)        (63.8)               (26.0)     (21.5)
Per share amounts(5):
Loss from continuing operations           $(1.70)       $(1.57)
Net loss                                   (1.80)        (1.67)
Dividends(6)                                              1.36
Weighted average shares outstanding   38,235,000    38,235,000
Amounts in accordance with US GAAP:
Loss from continuing operations           $(70.2)       $(75.3)              $(26.0)    $(21.6)
Cumulative effect of a change
in accounting principle                       --            --                   --       (3.9)
Net Loss                                  $(74.0)        (79.3)               (26.0)     (25.4)
Per share amounts(5):
Loss from continuing operations            (1.84)        (1.97)
Net loss                                   (1.94)        (2.07)
                                         ---------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                                                 Acquired MIH
                                                                            Company          Businesses Combined
                                                                         Consolidated          (Predecessor)(1)
                                                                  ------------------------   -------------------
                                                                           March 31
                                                                    1999            1998              1997
                                                                  ----------------------------------------------
                                                                   (dollars in millions, except pershare
                                                                           and persubscriber data)
----------------------------------------------------------------------------------------------------------------
Balance Sheet Data (at period end):

Amounts in accordance with IAS:
Cash and cash equivalents                                             $56.1          $153.4           $53.9
Total assets                                                          776.2           646.1           287.2
Total debt(7)                                                         284.5           107.6            76.8
Total liabilities                                                     599.0           392.5           337.7
Amounts in accordance with US GAAP:
Total assets                                                         $746.3          $621.2          $287.2
Total debt(7)                                                         284.5           107.6            76.8
Total liabilities                                                     599.0           392.5           337.7

Other Data:
Operating Income/(Loss) Before Depreciation and Amortization(8)        $7.6           $15.3           $(7.9)
Cash flow from operating activities                                   (19.2)            5.2            68.5
Cash flow from investing activities                                   (95.6)          170.5           (14.6)
Cash flow from financing activities                                    18.1           (77.0)          (13.3)
Capital expenditures                                                  (11.4)          (31.7)          (17.6)

Subscribers in thousands (at period end):
Africa
South Africa                                                          1,073           1,054           1,008
Sub-Saharan Africa                                                      140             109             104
Egypt                                                                    30              18              13
Middle East                                                              62              27              15
                                                                  -------------------------------------------
Total Africa                                                          1,305           1,208           1,140
                                                                  -------------------------------------------
Mediterranean
Greece                                                                  316             254             203
Cyprus                                                                   35              31              26
                                                                  -------------------------------------------
Total Mediterranean                                                     351             285             230
                                                                  -------------------------------------------
Asia
Thailand                                                                300             313             253
                                                                  -------------------------------------------
Total subscribers                                                     1,956           1,806           1,623
                                                                  -------------------------------------------
Average monthly revenue per subscriber(9)                            $24.11          $23.90          $21.10
------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------
                                                                    Company Consolidated
                                                       -------------------------------------------
                                                                     Year ended March 31
                                                             1997           1996          1995
--------------------------------------------------------------------------------------------------
Statements of Operations Data:
Amounts in accordance with IAS:
Net Income/(loss)                                          $409.2         $(85.7)       $(52.0)
Weighted average shares outstanding                    38,235,000     38,235,000    38,235,000
Income/(loss) per share                                     10.68          (2.24)        (1.36)
Amounts in accordance with US GAAP:
Net income                                                 $409.6
Income per share                                            10.69

Balance Sheet Data (at period end):
Amounts in accordance with IAS:
Total assets                                               $803.1         $63.7         $65.4
Total debt(8)                                               124.0          94.5         --
Amounts in accordance with US GAAP:
Total assets                                               $803.1
Total debt(8)                                               124.0
--------------------------------------------------------------------------------------------------


(1) See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations-Presentation of Financial Information".

(2) Prior to March 31, 1995, the revenues of the Company's predecessors were primarily generated by its operations in Africa. The other operations did not generate significant revenue. The business of the Company's Africa-based predecessor was included with the operations of affiliates prior to March 31, 1995. Therefore, only total net revenues have been presented.

(3) The operating results of the Company for the year ended March 31, 1999 include amortization of $43.8 million attributable to intangible assets of $207.9 million, which were recorded as a result of the acquisition of the Acquired MIH Businesses as well as subsequent net acquisitions of $116.3 million (as defined herein). Amortization of film and sports rights is included in the cost of providing services.

(4) Includes interest expense, interest income, dividend income, foreign exchange gains and losses, and gains on disposal of investments.

(5) Per share amounts are not applicable to the results of the Acquired MIH Businesses.

(6) Dividend paid in 1998 was to facilitate the capitalization of M-Web. The Company does not expect to pay dividends in the near future.

(7) Includes bank overdrafts, current portion of long-term debt, long-term debt (including approximately $22.1 million (inclusive of accrued interest) which was recorded in connection with the transfer of shares of M-Net/SSIH. In fiscal 1997, excludes debt owed to MIH Limited included in the liabilities of the Acquired MIH Businesses, as such amounts would be eliminated upon consolidation.

8) Operating Income/(Loss) Before Depreciation and Amortization is defined as operating income (loss) before depreciation and amortization (other than amortization of film and sports rights). Operating Income/(Loss) Before Depreciation and Amortization is presented supplementally as the Company believes it is the most appropriate measure for evaluating operating performance. The Company believes Operating Income/(Loss) Before Depreciation and Amortization is a standard measure commonly reported and widely used by analysts, investors and others associated with the pay-media industry. Operating Income/(Loss) Before Depreciation and Amortization eliminates the uneven effect across reporting periods and companies of (1) depreciation of tangible fixed assets and (2) Amortization of intangible assets acquired in business combinations accounted for by the purchase method of accounting. While many in the financial community consider Operating Income/(Loss) Before Depreciation and Amortization to be an important measure of comparative operating performance, it should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles which are presented in the audited financial statements included elsewhere in this Annual Report. Additionally, the Company's calculation of Operating Income Before Depreciation and Amortization may be different than the calculation used by other companies and, therefore, comparability may be affected.

9) Excludes the Company's Asia and Middle East pay-television operations because such revenues are not consolidated with the Company's income statements. Total subscribers from consolidated operations were 1.594,
      1.466 million and 1.355 million at March 31, 1999, 1998 and 1997, respectively.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
        FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with the Financial Statements included elsewhere in this Annual Report.

Presentation of Financial Information

      MIH Limited is a holding company that operates in the pay-media and related technology industries through its interests in subsidiaries, joint ventures and associates.

      Prior to March 31, 1997, MIH Limited's activities consisted almost entirely of its 50% interest in NetHold, a pay-television joint venture. NetHold had investments in pay-television operations in Africa, Cyprus, Greece, Italy, Belgium, the Netherlands, Scandinavia and the Middle East. NetHold also owned Irdeto, a pay-television technology company. In March 1997, the Company sold its interest in NetHold to Canal+ in exchange for a 5% equity interest in Canal+, all of NetHold's pay-television businesses in Africa, Cyprus, Greece and the Middle East (the "Canal+ Transaction") and 49% of Irdeto. In subsequent transactions, the Company acquired all of the ownership interest of Irdeto. The pay-television businesses in Africa, Cyprus, Greece and the Middle East, along with 49% of Irdeto, are collectively referred to as the "Acquired MIH Businesses." As a result of these factors, for the year ended March 31, 1997, MIH Limited's results consist almost entirely of its share of the results of NetHold, which owned, in addition to the Acquired MIH Businesses, a substantial number of other businesses. Accordingly, the Company's historical financial information after March 31, 1997 is not comparable to its financial information prior to that date.

      The Consolidated Statements present on a consolidated basis the financial position and results of operations of MIH Limited and its subsidiaries, including the results of joint ventures and associates accounted for under the equity method. The Company believes that the Acquired MIH Businesses are effectively the predecessor of the Company prior to March 31, 1997. Accordingly the results of operations of the Acquired MIH Businesses are presented on a combined basis. This is because the Acquired MIH Businesses include nearly all of the businesses currently operated by the Company, and do not include businesses that have been discontinued or sold. Because of this, the Company believes that a period to period comparison of the Acquired MIH Businesses will be more meaningful to potential investors and will more accurately reflect the Company's business trends. Therefore, the discussion in this section compares the Consolidated Statements for the year ended March 31,1999 and March 31, 1998 and the combined results of operations for the year ended March 31, 1997.

      The comparability of the Consolidated Statements for the years ended March 31, 1999 and 1998 with the Acquired MIH Businesses for the year ended March 31,1997 is affected by the intangible assets recognized upon the acquisition of the Acquired MIH Businesses and the amortization thereof. Further, during fiscal 1998, the Company acquired 100% of Irdeto and began consolidating results, which were equity accounted in the combined results of operations.

      Both the Consolidated Statements and combined results of operations have been prepared in accordance with IAS, which differs in certain significant respects from US GAAP. See "--US GAAP Reconciliation" and Note 29 to the Consolidated Statements for a description of the principal differences between IAS and US GAAP as they relate to the Company and the Acquired MIH Businesses.

Overview of Operations

      The Company is a multinational provider of pay-television services and the technology employed in the provision of such services. As of March 31, 1999, the Company provided television platform and related services to over 1.9 million households, and operated its businesses in over 50 countries around the world. The current holdings of MIH Limited consist of:

o     Television platform operations in Africa, the Mediterranean and Asia;

o Pay-media technology businesses based in The Netherlands and the United States that collectively compose the Company's Mindport division; and

o     An equity interest of 19.8% of M-Net Ltd. and SSIH.

      In Africa, MultiChoice Africa provides a range of subscriber management services to pay-television households in over 40 countries on the African continent and adjacent islands, principally in South Africa.

      MultiChoice Africa also has direct investments with fully-staffed offices for pay-television services in Lesotho, Namibia, Botswana, Zambia, Nigeria, Ghana, Uganda, Kenya and Tanzania. In the Mediterranean, NetMed operates analog platforms in Greece and Cyprus. In Asia, the Company owns 31.1% (including an option of 3.3%) (17.3% as of March 31, 1998) of UBC, the only major pay-television provider in Thailand. In the Middle East, the Company performs subscriber management operations for the two digital platforms in the Middle East and, through MultiChoice Egypt, services the Egyptian subscriber base for both digital and analog platforms.

      The Company's Mindport technology division consists of Mindport and its subsidiaries, which develop and market conditional access, subscriber management systems and other television platform technologies. Mindport also consists of an 80.1% interest in the outstanding stock of OpenTV (44.5% as of March 31, 1998), which develops and provides operating systems for interactive television and a 100% interest in TV/Com International Inc. which owns certain conditional access intellectual property rights.

      The Company's operating results are affected by a number of items, including the number of households subscribing to its television platform service, the average revenue per subscriber, churn rates, seasonality and foreign exchange rates. Foreign exchange rates can have a significant effect on the Company's reported earnings as the Company generates revenues predominantly in the local currencies of the countries in which it operates, whereas a substantial portion of the Company's expenses are incurred in U.S. dollars.

      Revenues. The Company's primary source of revenue is subscriber fees. The Company also generates revenue from the sale, rental and maintenance of decoders, and other income. As a result of the subsequent acquisition of the remaining interest in Irdeto and its interest in OpenTV, the Company began in January 1998 to consolidate the revenue it generated from technology licenses.

      Cost of Providing Services. These include programming, subscriber management, decoder purchase, transmission and development costs. Programming costs include the cost for third-party programs and the production cost of programs produced by the Company, as well as the amortization of programming rights for sporting events and movies. Subscriber management costs include the direct costs of service and maintenance of equipment installed at subscribers'homes and the cost of customer service. Decoder costs include the purchase of decoders by the Company for use, lease or resale. Transmission costs consist of transmission and uplinking and backhauling charges paid by the Company to various satellite vendors under operating lease agreements. Development costs include the costs of research necessary to enhance the Company's existing technology products and develop new technologies.

      Selling, General and Administrative Expenses. These costs include overhead costs from the various departments such as marketing, public relations, subscriber sales, warehousing, information systems, finance and accounting, accounts receivable and the human resources department.

      Depreciation and Amortization. These costs include charges relating to the amortization of intangible assets arising from acquisitions and the depreciation of the Company's tangible fixed assets, including transponders, decoders and assets under capital lease.

Results of Operations

      The Company's results of operations are summarized in the following tables:


-------------------------------------------------------------------------------------------
                                                           Consolidated           Combined
                                                    ---------------------------------------
                                                              Year ended March 31
                                                       1999           1998            1997
-------------------------------------------------------------------------------------------
                                                                (in millions)
                                                    ---------------------------------------
Subscription revenues                                 442.7         $404.5          $315.5
Decoder sales and repairs                              72.0           63.1            60.2
Technology                                             63.9           12.8              --
Other                                                  31.5           21.1            16.2
                                                    ---------------------------------------
     Net revenues                                     610.1          501.5           391.9
                                                    ---------------------------------------
Cost of providing services                           (392.1)        (309.0)         (259.4)
Selling, general and administrative expenses         (210.4)        (177.2)         (140.4)
Depreciation and amortization                         (51.4)         (58.0)          (16.2)
                                                    ---------------------------------------
     Total operating expenses                        (653.9)        (544.2)         (416.0)
                                                    ---------------------------------------
     Operating loss                                   (43.8)         (42.7)          (24.1)
Financial results, net                                 (9.1)          (5.5)           (5.3)
Equity results in joint ventures                      (41.2)          (5.1)            1.3
Equity results in associates                           (2.1)          (2.8)            2.6
Profit on sale of joint venture                        31.1             --              --
                                                    ---------------------------------------
     Loss before taxation                             (65.1)         (56.1)          (25.6)
Income taxation                                        (0.3)          (7.6)           (1.2)
                                                    ---------------------------------------
     Loss after taxation                              (65.4)         (63.7)          (26.8)
Minority interest                                       0.4            3.8             0.8
                                                    ---------------------------------------
     Loss from continuing operations                  (65.0)         (59.9)          (26.0)
     Loss from discontinued operations                 (3.8)          (3.9)             --
                                                    ---------------------------------------
     Net loss                                         (68.8)         (63.8)          (26.0)
-------------------------------------------------------------------------------------------


Year ended March 31, 1999 (Consolidated Statements) compared to the year ended March 31, 1998 (Consolidated Statements)

Revenues

      Subscription revenues increased $38.2 million, or 9.4%, to $442.7 million during the year ended March 31, 1999 from $404.5 million in the same period in 1998, mainly as a result of an increase in the number of subscribers in MIH Limited's consolidated subsidiaries, as reflected in the table below:


--------------------------------------------------------------------------------
                                                      Number of subscribers (1)
                                                             1999          1998
                                                       (thousands)   (thousands)
--------------------------------------------------------------------------------
Digital                                                       372           212
Analog                                                      1 222         1 254
                                                          -------       -------
Total                                                       1 594         1 466
--------------------------------------------------------------------------------


(1) Excludes non-consolidated joint ventures and associates.

      Total subscribers increased by 128,062, or 8.7%, from 1,465,783 at March 31, 1998 to 1,593,845 at March 31, 1999. In Africa, the number of digital subscribers increased by 159,850 and the number of analog subscribers decreased by 253,031. The reduction in African analog subscribers resulted primarily from the Company's campaign to convert analog customers to digital service, a trend that the Company expects to continue. The Company estimates that in South Africa 60% of analog subscribers that discontinue service do so as a result of conversion to digital service. The Company's subscribers in Greece and Cyprus, where the Company currently provides only analog service, increased by 23.0%, from 285,055 to 350,498. This resulted in a net decrease of 31,788 in overall analog subscribers.

      Average revenue per subscriber per month increased by $0.21, or 0.9%, to $24.11 for the year ended March 31, 1999 from $23.9 for the year ended March 31, 1998. The increase was attributable to the shift in subscribers in Africa from analog service to the higher-priced digital service, increases in monthly subscriber fees in local currencies (primarily rand and drachma) by approximately 8.8% and 8.9% for the analog and digital service, respectively, offset by the effects of a devaluation of the rand (23.4%) and the drachma (3.0%) against the U.S. dollar respectively.

      Decoder sales and repairs ncreased $8.9 million, or 14.1%, to $72.0 million during the year ended March 31, 1999 from $63.1 million in the same period in 1998. During the fiscal year ended March 31, 1999 the retail price of decoders decreased consistently with the reduction in manufacturing cost of decoders. The Company passed on the savings in the price it pays for decoders to its customers. The Company also subsidized the selling prices of digital decoders in Africa and analog decoders in Greece and Cyprus to increase its subscriber base. The revenue per decoder has therefore decreased, resulting in a slower rate of growth in decoder revenues relative to the growth in the number of subscribers. This trend is partly offset by a shift of subscribers from analog to digital decoders, which are more expensive.

      Technology revenues increased $51.1 million, or 399.2%, to $63.9 million during the year ended March 31, 1999 from $12.8 million in the same period in 1998. This increase relates directly to the consolidation of Irdeto for twelve months compared with three months of the previous year. Irdeto was acquired during January 1998 and therefore only consolidated for three months.

      Other revenues increased $10.4 million, or 49.3%, to $31.5 million during the year ended March 31, 1999 from $21.1 million in the same period in 1998. This increase was mainly attributable to an increase in advertising revenues and the sale of sports, program and advertising rights in Greece.

   Operating expenses

      Costs of providing services increased by $83.1 million, or 26.9%, to $392.1 million during the year ended March 31, 1999 from $309.0 million in the same period in 1998. This increase is primarily attributable to: (i) the inclusion of costs associated with Irdeto for twelve months compared with three months in the prior year; (ii) increased charges for additional satellite capacity; (iii) increase in the amortization of sports and programming rights;
(iv) net increased programming costs associated with the increased number of digital subscribers; (v) increase in the cost of decoders, sports, program and advertising rights sold. The Company expects the amortization of sports programming to increase in the future as a result of the amortization of Greek basketball programming rights acquired.

      Selling, general and administrative ("SG&A") costs increased by $33.2 million, or 18.7%, to $210.4 million during the year ended March 31, 1999 from $177.2 million in the same period in 1998, primarily as a result of (i) consolidation of the SG&A of Irdeto for twelve months compared to three months of the prior period; (ii) an increase in staff and communication costs primarily due to the expansion of call centers required to match the increased number and length of calls arising from the growth in the digital subscriber base; (iii) an expanded advertising campaign; (iv) year 2000 costs; and (v) additional costs associated with the group corporate functions.

Depreciation and amortization decreased $6.6 million, or 11.4%, to $51.4 million during the year ended March 31, 1999 from $58.0 million in the same period in 1998. The charge decreased by $7.5 million as a result of the devaluation of the local currencies against the dollar and the transfer of assets from the Company to Orbicom. These assets were subsequently transferred back to the Company. This decrease was partly offset by an increase in the depreciation charge arising from the net increase in fixed assets. As a result of new transponder capacity leases classified as capital leases, the Company anticipates an increase in the related depreciation charge in future periods.

   Operating loss

      Operating loss increased by $1.1 million, or 2.6%, to $43.8 million during the year ended March 31, 1999 from $42.7 million for the same period in 1998 as a result of the combined effect of the foregoing factors.

   Financial results, net

      The net financial loss increased by $3.6 million, or 65.5%, to $9.1 million during the year ended March 31, 1999 from $5.5 million in the corresponding period of 1998.The increase is attributable to a non recurring gain on disposal of investments of $2.6 million (representing the sale of the Company's interest in Canal+) which was recorded in 1998, a reduction in dividend income of $0.6 to $2.6 from $3.2, an increase in interest expense of $8.2 to $21.4 million from $13.2 million which was partly offset by an increase in interest income of $2.4 million to $10.3 million from $7.9 million and a decrease in exchange losses of $5.4 million to $0.6 million from $6.0 million. The changes as compared to the previous year are primarily as a result of the consolidation of the results of Irdeto for twelve months compared to the three months of the previous year.

   Equity result in joint ventures

      The Company's equity result in joint ventures changed by $36.1 million to a loss of $41.2 million during the year ended March 31, 1999 from an equity loss of $5.1 million in the corresponding period of 1998. The losses mainly included the net losses of $32.7 million for UBC for nine months and OpenTV of $6.6 million for twelve months. These results are inclusive of $9.1 million and $2.2 million amortization of goodwill for UBC and OpenTV, respectively.

   Equity result in associated companies

      Equity result in associates changed by $0.7 million, or 25.0%, to $2.1 million loss during the year ended March 31, 1999 from $2.8 million in the corresponding period of 1998. Equity result in associates for the year ended March 31, 1999 is net of a goodwill allocation of $4.4 million in fiscal 1999, attributable to the Company's 19.9% interest in M-Net and SSIH. The Company accounts for its investment in M-Net and SSIH using the equity method of accounting because of the significant influence the Company exercises over M-Net as a result of common ownership, the Company's management and directors' representation on the Board of Directors of M-Net and SSIH and the fact that substantially all of M-Net and SSIH's revenues are derived from the Company.

   Profit on sale of joint venture

      The profit on sale of joint venture resulted from the release of provisions relating to the sale of the NetHold joint venture to Canal+. At March 31, 1997 the Company deferred recognition of approximately $73.3 million of this gain, relating to liability for warranties of decoder technology, guarantees of the number of subscribers and the potential reimbursement of programming costs. During the year ended March 31, 1999, $31.1 million of these provisions were reversed, as they were no longer required following the expiry of the warranties and guarantees on June 30, 1998.

   Taxation expense

      Taxation expense decreased to $0.3 million during the year ended March 31, 1999 from $7.6 million in the corresponding period of 1998. No significant amount of taxes is payable by the Company, due to losses incurred in the various companies to date. The charge for the current year was reduced by a reversal of deferred taxes of $3.2 million.

   Minority interest

      Minority interest decreased by $3.4 million, to $0.4 million during the year ended March 31, 1999 from $3.8 million in the corresponding period of 1998. The minority interest primarily relates to Africa for the losses incurred in these operations. The provision for minority interest was limited to the capital infusion from the minority parties. Through March 31, 1999, the Company has recorded losses of $6,2 million attributable to minority interests.

   Loss from discontinued operations

      Loss from discontinued operations decreased by $0.1 million, or 2.6%, to $3.8 million during the year ended March 31, 1999 from $3.9 million loss in the corresponding period of 1998. The 1999 loss from discontinued operations arose from the termination of the TV/COM International Inc. operations. With effect from October 1, 1997 the group sold its internet-related businesses.

   Net loss

      As a result of the foregoing factors the Company realized a net loss of $68.8 million during the year ended March 31, 1999 compared to a net loss of $63.8 million for the comparable period in 1998.

Year ended March 31, 1998 (Consolidated Statements) compared to the year ended March 31, 1997 (Combined results of operations)

   Revenues

      Subscription revenues increased $89.0 million, or 28.2%, to $404.5 million during the year ended March 31, 1998 from $315.5 million in the same period in 1997, mainly as a result of an increase in the number of subscribers in MIH Limited's consolidated subsidiaries, as reflected in the table below:


--------------------------------------------------------------------------------
                                                       Number of subscribers (1)
                                                             1998          1997
                                                       (thousands)   (thousands)
--------------------------------------------------------------------------------
Digital                                                       212           105
Analog                                                      1 254         1 250
                                                          -------       -------
Total                                                       1 466         1 355
--------------------------------------------------------------------------------


(1) Excludes non-consolidated joint ventures and associates.

      Total subscribers increased by 111,070, or 8.2%, from 1,354,713 at March 31, 1997 to 1,465,783 at March 31, 1998. In Africa, the number of digital subscribers increased by 107,136 and the number of analog subscribers decreased by 51,527. The reduction in African analog subscribers resulted primarily from the Company's campaign to convert analog customers to digital service, a trend that the Company expects to continue. The Company estimates that in South Africa 60% of analog subscribers that discontinue service do so as a result of conversion to digital service. The Company's subscribers in Greece and Cyprus, where the Company currently provides only analog service, increased by 24.2%, from 229,594 to 285,055. This resulted in a net increase of 3,934 in overall analog subscribers.

      Average revenue per subscriber per month increased by $2.80, or 13.3%, to $23.90 for the year ended March 31, 1998 from $21.10 for the year ended March 31, 1997. The increase was attributable to the shift in subscribers in Africa from analog service to the higher-priced digital service, increases in monthly subscriber fees in local currencies (primarily rand and drachma) by approximately 18% and 11% for the analog and digital service, respectively, offset by the effects of devaluation of local currencies against the U.S. dollar.

      Decoder sales and repairs increased $2.9 million, or 4.8%, to $63.1 million during the year ended March 31, 1998 from $60.2 million in the same period in 1997. During the fiscal year ended March 31, 1998 the retail price of decoders decreased consistent with the reduction in manufacturing cost of decoders. The Company passed on the savings in the price it pays for decoders to its customers. The revenue per decoder has therefore decreased, resulting in a slower rate of growth in decoder revenues relative to the growth in the number of subscribers. This trend is partly offset by a shift of subscribers from analog to digital decoders, which are more expensive.

      Technology and other revenue increased $17.7 million, or 108.8%, to $33.9 million during the year ended March 31, 1998 from $16.2 million in the same period in 1997. Of this increase, $11.5 million related to the consolidation of Irdeto for the three months beginning in January 1998. Prior to that time, Irdeto was accounted for under the equity method.

   Operating expenses

      Costs of providing services increased by $49.6 million, or 19.1%, to $309.0 million during the year ended March 31, 1998 from $259.4 million in the same period in 1997. The increase in the cost of providing services is primarily attributable to: (i) the inclusion of costs associated with Irdeto effective January 1998, (ii) the amortization of sports rights which were acquired by NetMed for the first time in fiscal 1998, (iii) increased charges for additional satellite capacity and (iv) net increased programming costs associated with the increased number of digital subscribers.

      Selling, general and administrative costs increased by $36.8 million, or 26.2%, to $177.2 million during the year ended March 31, 1998 from $140.4 million in the same period in 1997, primarily as a result of (i) consolidation of the SG&A of Irdeto beginning in January 1998, which was $5.8 million, (ii) an increase in staff and communication costs primarily due to the expansion of call centers required to match the increased number and length of calls arising from the growth in the digital subscriber base, (iii) an expanded advertising campaign and (iv) costs associated with the establishment of group corporate functions.

      Depreciation and amortization increased $41.8 million, or 258.3%, to $58.0 million during the year ended March 31, 1998 from $16.2 million in the same period in 1997. Depreciation and amortization for the fiscal year ended March 31, 1998 included amortization of $33.3 million relating to intangible assets recorded on March 31, 1997 in connection with the Canal+ Transaction. The remaining increase in depreciation and amortization was attributable to the increase in depreciation of various tangible assets and capital leases for transponders.

   Operating loss

      Operating loss increased by $18.6 million, or 77.1%, to $42.7 million during the year ended March 31, 1998 from $24.1 million for the same period in 1997 as a result of the combined effect of the foregoing factors.

   Financial results, net

      Financial results decreased by $0.2 million, or 4.2%, to a net financial loss of $5.5 million during the year ended March 31, 1998 from a net financial loss of $5.3 million in the corresponding period of 1997. Dividend income of $3.2 million and gain on disposal of investments of $2.6 million (representing the sale of the Company's interest in Canal+) were recorded in 1998, with no corresponding amounts recorded in 1997. Interest income increased $3.9 million, or 97.2%, to $7.9 million from $4.0 million in the corresponding period of 1997, primarily as a result of increased cash balances produced from the disposal of Canal+ shares. Interest expense increased $5.4 million, or 69.2%, to $13.2 million from $7.8 million in the corresponding period of 1997. The main reason for the change is the capitalization of the satellite leases and the corresponding interest charge. Exchange losses increased by $4.6 million, or 305.4%, to $6.0 million from $1.5 million in the corresponding period of 1997.

   Equity result in joint ventures

      The Company's equity result in joint ventures was a loss of $5.1 million (including OpenTV ($2.3 million)) and, for the nine months ended December 31, 1997, Irdeto ($2.2 million)) net of a goodwill allocation of $0.8 million during the year ended March 31, 1998. In fiscal 1997, the Acquired MIH Businesses had net income from joint ventures of $1.3 million. Since January 1998, Irdeto and its subsidiaries have been consolidated in MIH Limited's results of operations and not included in equity result in joint ventures.

   Equity result in associated companies

      Equity result in associates decreased by $5.4 million, or 205.3%, to $2.8 million loss during the year ended March 31, 1998 from $2.6 million gain in the corresponding period of 1997. Equity result in associates for the year ended March 31, 1998 is net of a goodwill allocation of $3.8 million in fiscal 1998, attributable to the Company's 19.9% interest in M-Net Ltd. and SSIH. The Company accounts for its investment in M-Net using the equity method of accounting because of the significant influence the Company exercises over M-Net as a result of common ownership, the Company's management and directors' representation on the Board of Directors of M-Net and the fact that substantially all of M-Net's revenues are derived from the Company.

   Taxation expense

      Taxation expense increased to $7.6 million during the year ended March 31, 1998 from $1.2 million in the corresponding period of 1997. The taxation charge reflects mainly the charge for foreign taxes payable. No significant amount of taxes is payable by the Company, due to losses incurred in the various companies to date. Taxes provided mainly relate to minimum statutory requirements and changes resulting from new tax legislation introduced during fiscal 1998. The deferred taxes are as a result of timing differences between the values for financial reporting and fiscal purposes under the liability method.

   Minority interest

      Minority interest increased by $3.1 million, or 414.0%, to $3.8 million during the year ended March 31, 1998 from $0.7 million in the corresponding period of 1997. The minority interest primarily relates to NetMed Hellas and MultiChoice Hellas for the losses incurred in these operations. The provision for minority interest was limited to the capital infusion from the minority parties. The Company has recorded cumulative losses attributable to minority interest shareholders of $8.4 million through March 31, 1998.

   Net loss

      As a result of the foregoing factors the Company realized a net loss of $63.8 million during the year ended March 31, 1998 compared to a net loss of $26.0 million for the comparable period in 1997.

 Liquidity and Capital Resources

      The Company's business and growth strategy has required and will continue to require substantial capital for acquisitions, expansion of services, the financing of operating losses and working capital. For example, the Company is incurring operating expenses in connection with the launch of digital service in Greece and Cyprus, and the revenue from such service is not expected to fully offset those expenses in the near future.

      During the years ended before March 31, 1997, the Company had no significant cash flows as its activities consisted almost entirely of its investment in NetHold. During the period from April 1997 through October 1997, the Company sold its shares in Canal+, which it had obtained in connection with the Canal+ Transaction, for net proceeds of $261.5 million and invested a portion of the proceeds in pay-television and technology businesses.

      The Acquired MIH Businesses have historically obtained cash flow from operations, capital infusions by equity holders, proceeds from the sale of investments and seller financings.

      In April 1999, the Company completed an initial public offering of 10,435,000 Class A Ordinary shares, including exercize of an over allotment option, for net proceeds of approximately $171,575,670.The proceeds of the offering were partially used to repay $56 million of debt.

      The Company expects to meet its capital needs for the foreseeable future with the proceeds of its initial public offering, cash on hand, existing loan facilities and equity offerings by its subsidiaries.

      During the fiscal year ended March 31, 1998, the Company acquired an additional 51% in Irdeto for $11 million, such price having been predetermined as part of a call option granted at the time of the Canal+ Transaction, and invested $17.7 million in UBC. The Company also made an initial investment in OpenTV of $9.1 million. During the year ended March 31, 1999 the Company increased its ownership in UBC to 27.8% by acquiring additional shares for $66.6 million. In August 1999, the Company intends to exercise an option to purchase an additional 3.3% of UBC for $8.9 million in cash. During November 1998 the Company acquired a 100% interest in TV/Com International Inc. for $14.5 million paid in cash. In March 1999, the Company purchased all of Thomson Consumer Electronics Inc. ("Thompson") interest in OpenTV in exchange for a convertible note of approximately $46.2 million. The note converted simultaneously with the consummation of the Company's initial public offering into Class A Ordinary Shares at the price such shares were sold to the public. The Company sold to a subsidiary of Sun Microsystems a portion of the OpenTV interest purchased from Thomson for approximately $9.2 million in cash. After giving effect to such sale, the Company owns 80.1% of the outstanding common stock of OpenTV.

      The Company intends to make investments in and acquisitions of businesses operating in the pay television, Internet services, interactive television services and pay-media technology industries. The Company's general approach has been to make investments that are expected to be sufficient to meet cash needs until the operation can, within a predictable period of time, become self-funding. MIH Limited's South African subsidiaries are subject to significant restrictions on the ability to remit funds outside of South Africa. While such restrictions have been liberalized in recent years, a South African company's ability to raise and deploy capital outside of South Africa remains subject to significant restrictions. See "Item 6. Exchange Controls and Other Limitations Affecting Security Holders". The Company anticipates funding future acquisitions and investments through the proceeds raised from the Company's initial public offering and available cash facilities.

      During the fiscal year ended March 31, 1998, MIH Limited paid a special dividend of $51.8 million. MIH Holdings used its pro rata portion of the dividend to capitalize M-Web. Following this capitalization, M-Web purchased the Company's South African Internet businesses for $20.5 million. No dividends were declared in 1997.

      On April 4, 1998 the Company transferred 28 million of its shares in M-Net/SSIH to a trust for a total consideration of $22.2 million in cash as described in Note 3 to the Consolidated Statements. Consideration of $20.0 million was financed with bank borrowings by the purchaser and under certain circumstances on April 14, 2001, the Company could be required to assume the obligations and reacquire the ownership of the shares.

      Accordingly the transaction has been accounted for as a financing transaction. The borrowings bear interest at 12.55% and mature on April 14, 2001. The Company retains rights to the dividends on the M-Net/SSIH shares.

      At March 31, 1999 and March 31, 1998, the Company had cash balances of $56.1 million and $153.4 million, respectively, available unused overdraft borrowing facilities of $56.0 million and $43.7 million, respectively, and $17.5 million guarantee line facilities with various financial institutions.

   Commitments and capital expenditures

      The Company has lease commitments of $47.9 million, $47.2 million, and $39.8 million in each of the years ended March 31, 2000, 2001 and 2002, respectively, for land and buildings, machinery, furniture and equipment and transponders and transmitters. The Company does not expect to make significant additional capital expenditures.

   Program and Film Rights

      Program and film rights increased from $38.3 million at March 31, 1998 to $91.3 million at March 31, 1999 primarily as a result of the soccer and basketball contracts in Greece. Program and film rights are non-interest-bearing liabilities and, at March 31, 1999, amounts due in future fiscal years were $37.9 million in 2000, $28.3 million in 2001 and $15.5 million thereafter.

   Debt

      At March 31, 1999, long-term debt of $220.3 million consisted primarily of capital lease obligations ($197.6 million) and loans ($22.7 million). Capital lease obligations increased by $130.4 million during the year ended March 31, 1999 primarily as a result of additional transponder leases obtained for coverage in the African and Mediterranean regions. The capital leases bear interest at rates ranging from 6.0% to 21%. A $20 million liability was recorded as a result of the transfer of 28 million M-Net/SSIH shares as described above. Long-term debt at March 31, 1998 of $91.2 million consisted primarily of capital lease obligations ($67.2 million) and loans ($24.0 million). Capital lease obligations increased by $18.3 million during the year ended March 31, 1998, primarily as a result of additional transponder leases obtained for coverage in the Mediterranean region. The loans which consist mainly of a Netherlands guilder-denominated loan, the equivalent of $24.0 million and bearing interest at 2.0% above the Amsterdam Interbank Offering Rate, were repaid on October 5, 1998.

      In connection with the Canal+ Transaction, the Company deferred recognition of approximately $73.3 million of the associated gain representing an estimated probable liability for warranties relating to decoder technology, guarantees of numbers of subscribers and reimbursement of programming costs which were expected to be incurred by Canal+. The gain deferral relating to the guaranteed number of subscribers was calculated based on an estimate of the shortfall in the number of subscribers at the date of the transaction. The Company was aware that a defect in the technology included in certain set top boxes would prevent the boxes from providing certain services and were likely to cause the Company to have to replace them. The provision was calculated as the amount of the replacement cost of decoder boxes to be replaced under the warranty. The Company also believed that the costs to Canal+ of renegotiated programming contracts were likely to exceed costs of contracts in force at the sale date. The amount provided was the Company's best estimate of this exposure, based on its experience with renegotiating similar contracts. During the year ended March 31, 1998, the Company paid approximately $38.0 million for guarantees of number of subscribers. At March 31, 1998 approximately $31.8 million of such provisions remained and were included in current liabilities. The Company continued to believe that payment of the amount provided was probable as the circumstances concerning the warranties had not changed and discussions with Canal+ indicated a substantial likelihood that it would pursue all claims available. No further claims were made prior to their expiry on June 30, 1998 and the remaining provision was reversed.

      In October 1998, the Company established a $40 million revolving demand facility with ABSABank Limited that bears interest at a rate of LIBOR + 2%. The Company has drawn approximately $23 million under this facility at March 31, 1999. The facility was repaid after year-end out of the proceeds of our initial public offering and the only remaining obligation in terms of this facility is a guarantee of $7.0 million. In February 1999, the Company established a $50 million loan facility from MeesPierson N.V. The loan bears interest at a rate of LIBOR + 0.9% and was repayable upon the earlier of February 12, 2000 or the completion of the offering. The Company had drawn approximately $10 million under this loan which was subsequently repaid out of the proceeds of our initial public offering. The ABSA facility was secured by a pledge of the shares of UBC, owned by the Company, and the MeesPierson loan was secured by a pledge of the shares of substantially all the subsidiaries of the Company.

US GAAP Reconciliation

      As more fully explained in Note 29 to the Consolidated Statements, under IAS the Company's investment in UBC is carried at cost. In June 1998, the Company increased its investment in UBC from 17.3% to 26.1%. Under IAS and US GAAP the investment is accounted for by using the equity method subsequent to the increase of the Company's shareholding. US GAAPrequires retroactive adjustment of financial statements for an investee that was previously accounted for on the cost method when that investee becomes qualified for use of the equity method.

      The effect of the difference between IAS and US GAAP resulted in an increase in the Company's net loss under US GAAP as compared with IAS for the years ended March 31, 1999, 1998 and 1997 and a reduction of shareholders' equity as compared with IAS as at March 31, 1999, March 31, 1999 and 1998.

      On April 1, 1999, the Company granted options to purchase 950,140 Class A Ordinary Shares at an exercise price of $10.57 per share. The exercise price represents the estimated fair value of the shares on September 11, 1998 (after giving effect to stock splits), when the Compensation Committee of the Board of Directors determined it would make the awards. US GAAP, Accounting Principles Board Option No. 25, requires that the intrinsic value of the options, defined as the market value of the share at grant date less the exercise price, be recognized as compensation expense prospectively over the five-year vesting period. As a result, the Company expects to recognize compensation expense under U.S. GAAP beginning with the fiscal year ending March 31, 2000.

 Year 2000 Issue

      The Company is reviewing its computer systems and operations in order to identify and determine the extent to which any systems may be vulnerable to potential errors and failures as a result of the "Year 2000" problem. The Year 2000 problem is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Any computer application having time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in a major system failure or miscalculations.

      The effects of the Year 2000 problem are exacerbated because of the interdependence of computer and telecommunications systems throughout the world. This interdependence is true for the Company, its suppliers and certain of its customers.

   MIH Year 2000 Project

      The management of the Company has been briefed about the Year 2000 problem and its possible effects on the Company's business activities. The Company has implemented a Year 2000 project, which will be modified as events warrant, to minimise the impact of the Year 2000 problem on the Company.

      The Year 2000 project is managed by the Company'sYear 2000 project office which provides leadership and direction to the Year 2000 efforts of the Company's operations in Africa, the Middle East, the Mediterranean and Thailand as well as Mindport, excluding OpenTV. Each of the operations is ultimately responsible for its own Year 2000 activities, but the Year 2000 project office has set out a uniform phased approach which includes the activities set out below.

      Inventory. The first phase is the compilation of an inventory of all of the Company's computer hardware and software systems and embedded chips and software (including the compilation of an inventory of all of Mindport's products). The Company has completed this phase.

      Impact Assessment. The second phase is an assessment of the effects of Year 2000 problems on the Company's systems and products. This phase includes the identification of business critical systems and products. The Company has completed this phase.

      Supplier Compliance. All suppliers and vendors of business critical products and services have been or will be approached to ascertain whether such suppliers and vendors have determined whether or not their products and services are Year 2000 compliant and, if not, what efforts they are making in this regard. The Company will continue working on this phase through the rest of 1999.

      Testing, Corrections and Upgrades. The fourth phase involves the testing of all business critical products and business critical systems to determine the correct remedial action which is required to address any Year 2000 problems which are diagnosed. This phase further includes the verification and testing of those systems to which remediation efforts have been applied (whether by way of corrections or upgrade). The African operations and Mindport have completed diagnostic testing and expect to complete the implementation of corrections and upgrades by July 31, 1999 and September 30, 1999 respectively. The Mediterranean operations have completed diagnostic testing and the implementation of corrections and upgrades. The Thai and Middle Eastern operations have completed diagnostic testing and expect to have completed the implementation of corrections and upgrades by June 1999.

      A variety of testing procedures are being used to test business applications for Year 2000 compliance by the Company's operations. These include methods that first capture current processing steps and relevant data, which are run prior to remediation (baseline test) and again after remediation (regression test). Such methods are intended to identify any business rules that may have changed during the remediation effort and to confirm that only date processors have been changed. Where the regression tests are successfully completed, test software tools that perform date simulation of the system clock being rolled forward may be used to age the same data and to verify and compare results.

      Contingency Planning. The final phase involves the preparation of contingency plans to attempt to ameliorate those aspects of the Year 2000 problem that cannot practically be remedied. These plans will encompass business continuity, both internally and in the external business environment. The planning effort includes critical areas such as computing networks, suppliers and vendors, operations, personnel and business systems. The Company has commenced this phase.

   Outside Systems and Entities

      The Company recognizes that the computer, telecommunications and other systems of outside entities play a major role in the Company's operations. The Company does not have control of these outside entities or outside systems. The Company has, however, implemented an ongoing process of contacting outside entities whose systems have, or may have, a substantial effect on the Company's ability to continue to conduct business without disruption from Year 2000 problems. The Company is attempting to assess the extent to which these outside systems may not be Year 2000 compliant. The Company will attempt to coordinate with these outside entities in an ongoing effort to obtain assurance that these outside systems will be Year 2000 compliant before January 1, 2000.

   OpenTV

      OpenTV has implemented its own Year 2000 activities. OpenTV has undertaken to notify customers of any and all date-related bugs, errors or deficiencies in its software. OpenTV believes that it has adequately anticipated Year 2000 issues.

   Year 2000 Costs

      The total remaining cost of the Year 2000 project is estimated at $5.0 million. Approximately $2.2 million is for new software and hardware purchases and will be capitalized. The remaining $2.8 million will be expensed as incurred over the remainder of the calendar year. To date, the Company has incurred and expensed approximately $1.4 million, related to the phases of the project which have been implemented. The costs of the project and the dates on which the Company plans to complete the project are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, the readiness of outside systems and other factors. Until the Company has completed further analysis of the impact of Year 2000 on its operations and contingency planning, it will be unable to estimate the additional costs, if any, that it may incur as a result of its efforts. For these reasons, and for the reasons stated in the next paragraph, there can be no assurance that the actual costs of implementing the project will not differ materially from the estimated costs.

   Potential Risks

      With respect to its internal operations (those over which the Company has direct control), the Company believes that the most significant potential risks concern the Company's ability to use electronic devices to distribute its services, the Company's ability to render timely bills to its subscribers, the ability of the Company's subscribers to receive its services, the uninterrupted use of the Company's products by its customers and the Company's ability to maintain continuous operation of its computer systems. The project addresses each of these risks. The Company relies, however, on outside systems, and there can be no assurance, for example, that all outside systems will be adequately remediated so that they are Year 2000 compliant by December 31, 1999, or by some earlier date, so as not to create a material disruption to the Company's business. In addition, there can be no assurance that the Company's products and systems will be Year 2000 compliant. If, despite the Company's efforts in terms of the project, there are Year 2000 related failures that create substantial material disruptions to the Company's operations, the adverse impact on the Company's business could be material. Moreover, the estimated costs of implementing the project do not take into account the costs, if any, that may be incurred as a result of Year 2000 related failures that occur despite the Company's implementation of the project including, for example, claims from subscribers or customers related to business interruption. See "Item 1. Description of Business-Risk Factors-Year 2000 Risks".

Accounting Standards

      In July 1997, the International Accounting Standards Committee ("IASC") issued International Accounting Standard ("IAS") 1 (revised), "Disclosure of Accounting Policies". IAS 1 (revised) will be effective for the Company's financial statements for the year ending March 31, 2000. The Company believes that it has complied with the main provisions of this standard and does not believe that this standard will have a significant influence on the Company's financial statements.

      In 1997, the IASC issued IAS 17 (revised 1997), Leases, which supersedes IAS 17, "Accounting for Leases" and is effective for the Company's financial statements for the year ending March 31, 2000. The Company does not expect a material impact on its financial statements as a result of adopting IAS 17 (revised 1997).

      In January 1998, the IASC issued IAS 19 (revised 1998), "Employee Benefits". It will be effective for the Company's financial statements for the year ending March 31, 2000. The Company is currently assessing the impact that this standard may have on the Company's financial statements.

      In February of 1998, the IASC issued IAS 34, "Interim Financial Reporting". IAS 34 will be effective for the Company's interim financial statements issued after March 31, 1999. The Company believes that it has complied with the main provisions of this standard and does not believe that this standard will have a significant influence on the Company's financial statements.

      In June of 1998, the IASC issued IAS 35, "Discontinuing Operations". IAS 35 will be effective for the Company's financial statements for the year ending March 31, 2000. The Company believes that it has complied with the provisions of this standard and does not believe that this standard will have a significant influence on the Company's financial statements.

      In June of 1998, the IASC issued IAS 36, "Impairment of Assets". IAS 36 will be effective for the Company's financial statements for the year ending March 31, 2001. The Company is currently assessing the impact that this standard may have on its financial statements.

      In September of 1998, the IASC issued IAS 37, "Provisions, Contingent Liabilities and Contingent Assets". IAS 37 will be effective for the Company's financial statements for the year ending March 31, 2001. The Company believes that it has complied with the provisions of this standard and does not believe that this standard will have a significant influence on the Company's financial statements.

      In October of 1998, the IASC published IAS 22 (revised 1998), "Business Combinations", that includes limited revisions to the version of IAS 22 approved in 1993. IAS 22 (revised 1998) is effective for the Company's financial statements for the year ending March 31, 2001. The provisions of IAS 22 (revised) would apply prospectively.

      In October of 1998, the IASC published IAS 38 "Intangible Assets". The standard becomes effective for the Company's financial statements for the year ending March 31, 2001, with earlier application encouraged. If an enterprise chooses to adopt IAS 38 early, it must also apply IAS 22 (revised 1998), "Business Combinations" and IAS 36, "Impairment of Assets" early. The Company is assessing the impact this standard may have on its financial statements.

      In March of 1999, the IASC published IAS 39 "Financial Instruments-Recognition and Measurement". The standard becomes effective for the Company's financial statements for the year ending March 31, 2002. IAS 39 establishes standards for recognizing, measuring, and disclosing information about an enterprises financial assets and financial liabilities, including accounting for hedging transactions. The Company is assessing the impact this standard may have on its financial statements.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

      We are exposed to market risks, including interest rate and foreign currency exchange rate risk associated with underlying assets, liabilities and anticipated transactions. Following evaluation of these exposures, we selectively enter into derivative financial instruments to manage the related risk exposures pursuant to our policies in areas such as counterparty exposure and hedging practices. These policies have been approved by our senior management and we do not hold or issue derivative financial instruments for trading or speculative purposes.

      The following discussion and, which constitute "forward-looking statements" that involve risk and uncertainties, summarise our market-sensitive financial instruments including their fair value, maturity and contract terms. The discussion addresses market risk only and does not address other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

Foreign Currency Management

      The Company's functional currencies are generally the local currencies of the countries in which the Company operates. All transactions in currencies other than the given functional currency are recorded at the rate of exchange of the transaction or, if hedged forward, at the rate of exchange under the related forward exchange contract. Any resulting exchange differences are included in current results. The cumulative translation effects of translating the financial statements of operations using functional currencies other than U.S. dollar to the reporting currency are included in foreign currency translation adjustment in shareholders' equity and are only included in net earnings upon sale or liquidation of the underlying investments.

      A number of MIH Limited's subsidiaries use foreign currency forward exchange contracts, which typically expire within one year, to hedge a substantial portion of their currency risks arising from payments of foreign currencies related to the purchase of goods and services in currencies other than their functional currency. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions are included in earnings. MIH Limited and its subsidiaries had foreign exchange forward contracts on hand at March 31, 1999, hedging South African rand and Greek drachma against the U.S. dollar. The Company does not currently hold or issue derivative financial or interest rate instruments for trading purposes, but intends to continue to use forward exchange contracts to limit its exposure to expected depreciation of some of its functional currencies relative to foreign currencies in which it incurs a significant portion of its cost.

      The Company's forward exchange contracts are primarily to hedge the South African rand and Greek drachma against the U.S. dollar. During the year ended March 31, 1999, the value of the U.S. dollar increased against the South African rand by approximately 23.4% and the Greek drachma by approximately 3.0%. The cost of the Company's foreign currency commitments were approximately $ 4.1 million less during this period as a result of forward currency contracts entered into, measured as the difference between the spot rate and the contract rate at the contract due date. During the year ended March 31, 1998 the U.S. dollar strengthened against the South African rand and Greek drachma by approximately 14.1% and 20.5%, respectively. During the year ended March 31, 1998, the cost of the Company's foreign currency commitments were approximately $1.8 million greater as a result of hedging activities.

      At March 31, 1999 the Company's net monetary liability position in US dollars subject to risk of foreign currency exchange rate fluctuations amounted to $171.5 million. The exposure amount primarily reflects US dollar-denominated debt relating to capital lease commitments and programme and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result from a hypothetical appreciation of 10% in the US dollar, European currency unit and Netherlands guilders against the South African rand and Greek drachma is estimated to be $15.9 million. The Company's exposure to other changes of currencies other than the US dollar would not be material.

Interest Rate Sensitivity

      The Company generally does not undertake any specific actions to cover its exposure to interest rate risk and at March 31, 1999 is not party to any interest rate risk management transactions.

      At March 31, 1999 the Company assets only include certain short-term fixed or variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates as a result of their short-term nature and variable interest rates, respectively. At March 31, 1999 fair value of the Company's US dollar-denominated capital lease liabilities was estimated at $197.6 million and the South African rand denominated other fixed rate long-term debt was estimated at $22.7 million. Assuming an increase of 1.5 percentage points on the weighted average interest rate, the fair value of the capital lease liabilities would be approximately $10 million lower than the fair value at March 31, 1999. A similar increase in the interest rate on other long-term debt has no material impact on the fair value.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

      The following table sets forth certain information as of July 1, 1999 with respect to persons who serve as directors or executive officers and other key personnel of the Company:

Name                       Age   Positions with the Company
Theunissen Vosloo          61    Chairman of the Board of Directors
Jacobus D. T. Stofberg     47    Chief Executive Officer and Director
Jacobus P. Bekker          45    Director
Vaughan G. Bray            63    Director
A. Andre Coetzee           47    Director
Johannes H. W. Hawinkels   47    Chief Executive Officer - MIH Asia and Director
Stephen G. Oldfield        44    Chief Executive Officer - Mindport and Director
Stephan J. Z. Pacak        43    Director
Lesley R. Penfold          36    Chief Financial Officer and Director
William J. Raduchel        53    Director
Allan M. Rosenzweig        43    Group Director - Corporate Finance and Director
Sheryl A. Raine            40    Chief Executive Officer - NetMed
J. James Volkwyn           40    Chief Executive Officer - MultiChoice Africa

      Messrs. Vosloo, Stofberg, Bekker, Bray, Coetzee, Hawinkels, Oldfield, Pacak, Penfold, Raduchel and Rosenzweig are referred to herein as the "named directors and officers".

      Pursuant to the Memorandum and Articles of MIH Limited, the Board of Directors will be classified into three classes of directors at its next annual meeting of stockholders. The terms of the classes of directors will expire at the annual meetings of stockholders to be held in 2000, 2001 and 2002, respectively. Thereafter, the classes will be elected to staggered three-year terms.

      Theunissen Vosloo has been the Chairman of the Board of Directors of MIH Limited since August 1993. Mr. Vosloo is also currently the non-executive Chairman of the Board of Directors of Naspers and holds a variety of other chairmanships among the Naspers group of companies. In 1984, he assumed the position of managing director at Naspers and then served as the executive chairman from September 1992 until September 1997. Mr. Vosloo is also Chairman of the Board of Directors of MIH Holdings and M-Net Ltd.

      Jacobus D.T. Stofberg has been the Chief Executive Officer and a director of MIH Limited since September 1998. Mr. Stofberg has been the managing director of MIH Holdings since September 1997 and, as one of the original members of the MIH Holdings management team, has also held a variety of positions within the MIH Holdings group of companies, including that of Chief Operating Officer since 1985. Mr. Stofberg currently serves as a director of M-Net Ltd, M-Web and SSIH. Before joining MIH Limited in September 1998, Mr. Stofberg was a director of NetHold, MIH Limited's previous joint venture, and held a variety of directorships within the NetHold group of companies. In addition, Mr. Stofberg has previously served as a director of MultiChoice Africa and NetMed.

      Jacobus P. Bekker has been a director of MIH Limited since September 1998. Mr. Bekker and Mr. Stofberg founded MIH Holdings in 1985 and Mr. Bekker has held a variety of positions within the MIH Holdings group of companies since that time. Mr. Bekker was CEO of MIH Holdings until 1997, when he became the managing director of Naspers. He is also currently the Chairman of the Board of Directors of M-Web, and a director of MIH Holdings, SSIH, M-Net Ltd., MTN and M-Cell. Mr. Bekker is also a director of a number of South African print media companies and served as a director of NetHold from September 1995 to April 1997.

      A. Andre Coetzee has been the MIH group general counsel and director since June 1999. Before joining the group, Dr. Coetzee was a partner of Mallinicks Attorneys, from 1984 until 1992 in Cape Town, South Africa, and since then, in London. Dr. Coetzee has been an adviser to the MIH group and associated companies since 1985.

      Vaughan G. Bray has been a director of MIH Limited since August 1993. Mr. Bray joined Johnnic in 1960, specializing in investment and finance, and was appointed to the position of Finance Director in 1984. Since 1995, he has also been the Chief Executive Officer of Johnnic. In addition, Mr. Bray is a director of MIH Holdings, M-Net Ltd. and M-Cell and the Chairman of the Board of Directors of Omni Media Corporation Limited.

      Johannes H. W. Hawinkels has been the Chief Executive Officer of MIH Asia Limited and a director of MIH Limited since July 1997 and September 1998, respectively. Mr. Hawinkels has held a variety of positions within the MIH Holdings group of companies since 1993. Mr. Hawinkels also currently serves as a director of certain of MIH Limited's joint ventures in the Middle East and Egypt. In addition, Mr. Hawinkels was the Chief Executive Officer of MultiChoice Africa from August 1993 to August 1997. Mr. Hawinkels has also previously served as a director of MultiChoice Africa. Mr. Hawinkels was previously a director of a leisure company involved in film distribution and exhibition, fast food franchising, sports goods retail and wholesale and film production.

      Stephen G. Oldfield has been the Chief Executive Officer of Mindport and director of MIH Limited since September 1997 and September 1998, respectively. Mr. Oldfield has held a variety of positions within the MIH Holdings group of companies since 1986. Mr. Oldfield has been a director of both NetMed and OpenTV since April 1998. Mr. Oldfield was also Chief Executive Officer of NetMed from 1994 to 1997.

      Stephan J.Z. Pacak has been a director of MIH Limited since March 1996. Mr. Pacak was the Chief Financial Officer of MIH Holdings from November 1993 to January 1998 and has held a variety of executive positions within the MIH Holdings group of companies. In addition to being a director of MIH Holdings, Mr. Pacak is also a director of Naspers, M-Net Ltd., M-Web, SSIH and a number of South African print media companies and is the chief executive officer of M-Cell. Mr. Pacak also previously served as a director of MultiChoice Africa.

      Lesley R. Penfold has been the Chief Financial Officer and a director of MIH Limited since March 1998. Mr. Penfold has been the Chief Financial Officer and an alternate director of MIH Holdings since January 1998 and February 1998, respectively. Mr. Penfold also currently serves as a director of NetMed, MultiChoice Africa, M-Web and M-Net Ltd. and SSIH as an alternate. Mr. Penfold worked in the corporate finance departments of Investec Bank Ltd. and Standard Merchant Bank Limited from May 1994 to January 1998 and from May 1993 to May 1994, respectively. From 1981 to 1993, Mr. Penfold held a number of positions at Deloitte & Touche in the corporate finance and audit departments.

      William J. Raduchel has been a director of MIH Limited since June 1999. Mr. Raduchel is a member of Sun Microsystems Inc.'s ("Sun") executive committee which handles day-to-day operations and long term strategic planning. He has been the chief strategy officer of Sun since 1998. Before accepting his current position he was responsible for managing information systems and resources for Sun and its associated companies. Mr. Raduchel joined Sun in 1988 and was appointed as vice president of finance and chief financial officer. Prior to joining Sun, Mr. Raduchel served as vice-president for document systems in Xerox and also held various executive positions at Data Resources Inc., the Institute of Defense Analysis and Harvard University.

      Allan M. Rosenzweig has been the Group Director-Corporate Finance of MIH Limited since February 1996 and a director of MIH Limited since October 1997. Mr. Rosenzweig currently serves as a director of M-Web, Mindport and OpenTV. Before joining MIH Limited in 1996, Mr. Rosenzweig was the Director of Corporate Finance of NetHold. In addition, Mr. Rosenzweig was previously the managing director of Intertax (Pty) Ltd., an international tax consultancy firm. He also serves on the boards of other publicly quoted companies like United Services Technologies Limited and Brait S.A.

      Sheryl A. Raine has been the Chief Executive Officer of NetMed since October 1997. Ms. Raine has also been a director of NetMed since March 1998. In addition, Ms. Raine previously served as the director of channels of M-Net Ltd. from 1991 to 1995 and as the managing director of NetHold Electronic Media from November 1995 until April 1997.

      J. James Volkwyn has been the Chief Executive Officer of MultiChoice Africa since September 1997. Mr. Volkwyn also currently serves as a director of MultiChoice Africa and MultiChoice Middle East. Mr. Volkwyn was the chief operations officer (excluding South African operations) and finance manager of MultiChoice Africa from January 1996 to September 1997, and finance manager of MultiChoice Africa from January 1993 to December 1995.

      The business address of the Company's director and offices is the Company's registered office: Abbott Building, Mount Street, Tortola, Road Town, British Virgin Islands.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

      The aggregate salary and related benefits compensation paid by MIH Limited and its subsidiaries to the named directors and officers as a group during the fiscal year ending March 31, 1999 for the period they served as a director was approximately $1,267,650. The aggregate bonus compensation paid by MIH Limited and its subsidiaries to the named directors and officers as a group during the fiscal year ending March 31, 1999 was approximately $336,185.

      The aggregate amount to be set aside by MIH Limited and its subsidiaries to provide pension, retirement and similar benefits to the named directors and officers as a group during the fiscal year ending March 31, 1999 was approximately $112,281.

Share Scheme

      Pursuant to the Deed constituting the MIH Limited Share Trust, dated March 22, 1999, MIH Limited has established the MIH Limited Share Scheme (the "Share Scheme") and appointed trustees (the "Trustees") to administer the Share Scheme. The Share Scheme is intended to provide an incentive to the Company's employees, by giving them an opportunity to acquire Class A Ordinary Shares of MIH Limited, to remain in the Company's employment and to promote the Company's continued growth. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the Share Scheme, which has been filed as an exhibit to the Company's Registration Statement No. 333-74227 on Form F-1.

      MIH Limited may allocate to the MIH Limited Share Trust a number of Class A Ordinary Shares which represent, in aggregate, no more than 10% of the total number of Ordinary Shares. Class A Ordinary Shares which are allotted to the Trust for the purpose of the Share Scheme become "Scheme Shares" and an amount equal to the total consideration payable in respect of the Scheme Shares is advanced to the Trust by MIH Limited as an interest-free loan.

      Under the Share Scheme, the Trustees may offer or grant options in respect of Scheme Shares to selected employees at a price set by the Trustees. The employees are selected and the number of shares are determined by the Trustees after consultation with the Compensation Committee. The aggregate number of Scheme Shares which can be made available to any one employee under the Share Scheme is not permitted to exceed approximately 1% of total number of Ordinary Shares issued and outstanding.

      Each offer sets forth the terms on which it may be accepted. The time period for acceptance is usually within 14 days from the date of the offer, and the maximum period which may be allowed for the payment of the purchase price is 5 years and 105 days from the effective date of the offer. Under the Share Scheme, the purchase price is payable in three equal installments which may not be paid before the third, fourth and fifth anniversaries, respectively, of the date on which the offer was made. The Trustees may, however, in their discretion allow earlier payment dates.

      Similarly, each option sets out the terms on which it may be exercised. The maximum period which may be allowed for the exercise of an option is 5 years and 105 days from the date the option was granted. However, options are generally exercisable immediately on (or within a short period after) the date on which they were granted. The implementation of the resulting contract (being the payment of the purchase price against delivery) takes place in three phases which may not be effected before the third, fourth and fifth anniversaries, respectively, of the grant date. The Trustees may, however, in their discretion allow earlier implementation.

      Accordingly, unless the Trustees permit otherwise, Scheme Shares are only transferred to employees in three equal tranches on the third, fourth and fifth anniversaries of the date of the offer or grant of the option, as the case may be.

      The directors of MIH Limited may amend the provisions of the Share Scheme; however, any amendments which would adversely affect an employee's rights under any offers which have been made or options which have been granted, would require the consent of the affected employee.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

      On September 11, 1998, the Compensation Committee of the Board of Directors determined it would award options to purchase 950,140 of the Class A Ordinary Shares (after giving effect to stock splits) to directors and members of management under the Share Scheme. On April 1, 1999, the Company granted these options. The exercise price of the options is $10.57, which represents the estimated fair value of the shares on September 11, 1998, the date of the Compensation Committee's determination. The options expire if they are not exercised within the period of five years and one hundred and five days from the option date.

      On May 6, 1999, the Compensation Committee of the Board of Directors determined it would award and grant further options to purchase 771,327 of the Class A Ordinary Shares to directors and members of management under the MIH Limited Share Scheme. The exercise price of the options is $18.625, which represents the market value of the shares on May 6, 1999, the date of the Compensation Committee's determination. The options expire if they are not exercised within the period of five years and one hundred and five days from the option date.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Channel Distribution Arrangements

      Pursuant to channel distribution agreements (the "M-Net Channel Distribution Agreements") between MultiChoice Africa and M-Net Ltd., the Company has the right to distribute by analog and digital distribution systems, and to license the reception by terrestrial analog and digital satellite distribution systems of, the M-Net channels. M-Net Ltd. provides the M-Net and Movie Magic channels and has the exclusive rights to the South African and Sub-Saharan pay-television broadcast of movies from major movie studios, including Disney, Warner Brothers, Columbia Tristar/Sony, Fox, MCA/Universal, Paramount, MGM and DreamWorks. The M-Net Channel Distribution Agreements expire in 2005 (digital) and 2002 (analog). Pursuant to the M-Net Channel Distribution Agreements, MultiChoice Africa pays M-Net Ltd. fees based on subscriber numbers. During the fiscal year ended March 31, 1999, these amounts totaled approximately ZAR 435 million ($74.4 million).

      The Company, through the M-Net Channel Distribution Agreements, also has the right to distribute the sports channels which are produced by SSIH. SSIH has obtained the exclusive rights to broadcast the South African cricket and rugby leagues along with major international cricket and rugby events, two of the most popular sports in South Africa. Pursuant to the M-Net Channel Distribution Agreements, MultiChoice Africa pays SSIH fees based on subscriber numbers. During the fiscal year ended March 31, 1999 these amounts totaled approximately ZAR 370 million ($63.3 million).

      The M-Net Channel Distribution Agreements are disclosed because MultiChoice Africa is a subsidiary of MIH Limited. SSIH is a shareholder in MIH Limited.

Transmission Arrangements

      The Company, through certain of its subsidiaries and joint ventures, has various arrangements (the "Orbicom Arrangements") with Orbicom, pursuant to which MIH Limited's subsidiaries receive certain rights and services, including transponder leasing (C-band and Ku-band capacity), terrestrial and satellite signal distribution, maintenance of transmitter networks and backhaul and uplink services. The Orbicom Arrangements expire at various times. Pursuant to the Orbicom Arrangements, the Company pays Orbicom fixed monthly fees for leasing arrangements and variable fees for maintenance services. During the fiscal year ended March 31, 1999, these amounts totaled approximately $28.8 million.

      The M-Net Channel Distribution Agreements and the Orbicom Arrangements were negotiated on an arms-length basis and, the Company believes, on terms no less favorable than the Company could have received from independent third parties.

      The Orbicom Arrangements are disclosed because MIH Holdings (the parent of MIH (BVI) Limited) formerly owned 80% of Orbicom and Johnnic presently owns approximately 30% of M-Cell.

Sale of Orbicom

      In terms of agreements amongst MIH Holdings, MultiChoice Africa, M-Cell and Orbicom dated June 17, 1999, M-Cell acquired all of the issued shares in Orbicom. See "Item 1. Description of Business-The Company-Affiliates". Orbicom's services will continue to be provided to the Company at cost for a minimum period of two years.

      The sale of Orbicom is disclosed because Johnnic presently owns approximately 30% of M-Cell.

Acquisition of Shares in M-Web

      The Company intends, subject to the requisite shareholder approvals, to acquire by way of a private placement a number of shares in M-Web equalling up to 10% of M-Web's issued share capital after such acquisition.

      The intended acquisition of shares in M-Web is disclosed because MIH Investments (Proprietary) Limited presently owns more than 50% of the issued shares in MIH Holdings and M-Web.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

None.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS


(a) List of Financial Statements                                                         Page
MIH Limited and Subsidiaries

Consolidated Financial Statements

Report of Independent Accountants .....................................................   F-2

Consolidated Balance Sheets as of March 31, 1999, 1998 and 1997 .......................   F-3

Consolidated Statements of Operations for the years ended March 31, 1999, 1998 and 1997   F-4

Consolidated Statements of Cash Flow for the years ended March 31, 1999, 1998 and 1997    F-5

Consolidated Statement of Changes in Shareholders'Equity for the years ended
   March 31, 1999, 1998 and 1997 ......................................................   F-6

Notes to the Consolidated Financial Statements ........................................   F-7


Acquired MIH Businesses (Predecessor to MIH Limited)

Combined Financial Statements

Report of Independent Accountants .....................................................   F-35

Combined Balance Sheet as of March 31, 1997 ...........................................   F-36

Combined Statement of Operations for the year ended March 31, 1997 ....................   F-37

Combined Statement of Cash Flow for the year ended March 31, 1997 .....................   F-38

Combined Statement of Changes in Net Deficit for the year ended March 31, 1997 ........   F-39

Notes to the Combined Financial Statements ............................................   F-40


United Broadcasting Corporation Public Company

Consolidated Financial Statements

Report of Independent Auditors ........................................................   F-53

Consolidated Balance Sheet as of March 31, 1999 .......................................   F-54

Consolidated Statement of Loss for the year ended March 31, 1999 ......................   F-55

Consolidated Statement of Changes in Shareholders'Equity for the year ended
  March 31, 1999 ......................................................................   F-56

Consolidated Statement of Deficit in Shareholders'Equity for the year ended
  March 31, 1999 ......................................................................   F-57

Consolidated Cash Flow Statement for the year ended March 31, 1999 ....................   F-58

Notes to the Consolidated Financial Statements ........................................   F-59


                      REPORT OF THE INDEPENDENT ACCOUNTANTS
                To the directors and shareholders of MIH Limited

We have audited the accompanying consolidated balance sheets of MIH Limited and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, cash flow and changes in shareholders' equity for each of the three years in the period ended March 31, 1999. These consolidated financial statements are the responsibility of MIH Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of South Africa, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIH Limited and subsidiaries as of March 31, 1999 and 1998, and the consolidated results of their operations, cash flow and changes in shareholders' equity for each of the three years in the period ended March 31, 1999, in conformity with International Accounting Standards.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results for each of the three years in the period ended March 31, 1999 and shareholders' equity as of March 1999 and 1998 to the extent summarized in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers Inc.

Chartered Accountants (SA)

Registered Accountants and Auditors

Sunninghill

Republic of South Africa

June 17, 1999

                           Consolidated Balance Sheets
                             March 31, 1999 and 1998
                          (in thousands of US dollars)


                                                                              Notes        1999            1998
                                                                             -------     ---------      ---------
                                ASSETS
Current assets
 Cash and cash equivalents .........................................                     $  56,099      $ 153,412
 Accounts receivable, net ..........................................             4          50,557         36,999
 Other receivables .................................................             5          28,229         29,444
 Program and film rights ...........................................            11          38,935         22,543
 Amounts owing by related parties ..................................            20          14,221         14,784
 Inventories, net ..................................................             6          21,368         18,283
                                                                                         ---------      ---------
     Total current assets ..........................................                       209,409        275,465
                                                                                         ---------      ---------
Non-current assets
 Tangible fixed assets, net ........................................             8         237,104        114,248
 Intangible assets, net ............................................             9         207,201        163,611
 Long-term investments .............................................            10          70,114         77,020
 Program and film rights ...........................................            11          52,399         15,711
                                                                                         ---------      ---------
     Total non-current assets ......................................                       566,818        370,590
                                                                                         ---------      ---------
     TOTAL ASSETS ..................................................                     $ 776,227      $ 646,055
                                                                                         =========      =========
                               LIABILITIES
Current liabilities
 Bank overdrafts and short-term loans ..............................                     $  64,117      $  16,399
 Current portion of long-term debt .................................            14          15,512         36,369
 Current portion of program and film rights ........................            14          37,857          6,431
 Accounts payable ..................................................                        43,164         52,344
 Accrued expenses and other current liabilities ....................            12         161,472        115,446
 Amounts owing to related parties ..................................            20          16,298         25,804
 Provisions ........................................................            13          11,933         57,019
                                                                                         ---------      ---------
      Total current liabilities ....................................                       350,353        309,812
                                                                                         ---------      ---------
Non-current liabilities
 Long-term debt ....................................................            14         204,770         54,787
 Program and film rights ...........................................            14          43,777         24,608
 Deferred taxation .................................................            15             120          3,275

      Total non-current liabilities ................................                       248,667         82,670
                                                                                         ---------      ---------
TOTAL LIABILITIES ..................................................                       599,020        392,482
                                                                                         =========      =========
Minority interest ..................................................                           524             --
Commitments and contingencies ......................................            22              --             --

                           SHAREHOLDERS' EQUITY
Share capital
 Class A Ordinary Shares no par value:
      Authorized: 1999 and 1998: 103,468,878
      Issued: 1999 and 1998: 7,447,681 .............................                       113,986        113,986
 Class B Ordinary Shares no par value:
      Authorized: 1999 and 1998: 55,920,509
      Issued: 1999 and 1998: 30,787,319 ............................                       475,566        475,566
Accumulated loss ...................................................                      (382,386)      (313,547)
Foreign currency translation adjustment ............................                       (30,483)       (22,432)
                                                                                         ---------      ---------
 TOTAL SHAREHOLDERS' EQUITY ........................................                       176,683        253,573
                                                                                         =========      =========
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ........................                     $ 776,227      $ 646,055
                                                                                         =========      =========


The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Operations
                for the years ended March 31, 1999, 1998 and 1997
                          (in thousands of US dollars,
                      except per share and share amounts)


                                                     Notes             1999               1998                 1997
                                                   ---------      ------------        ------------        ------------
Net revenues .................................         16         $    610,099        $    501,492        $         --
Operating expenses:
  Cost of providing services .................                        (392,116)           (308,996)                 --
  Selling, general and administrative ........                        (210,408)           (177,213)               (899)
  Depreciation and amortization ..............                         (51,390)            (58,010)                 --
                                                                  ------------        ------------        ------------
Total operating expenses .....................                        (653,914)           (544,219)               (899)
                                                                  ------------        ------------        ------------
Operating loss ...............................                         (43,815)            (42,727)               (899)
  Financial results, net .....................         17               (9,078)             (5,488)               (107)
  Equity results in joint ventures ...........                         (41,219)             (5,091)           (129,858)
  Equity results in associates ...............                          (2,053)             (2,783)                 --
  Profit on sale of joint venture ............                          31,093                  --             540,028
                                                                  ------------        ------------        ------------
(Loss)/profit before taxation ................                         (65,072)            (56,089)            409,164
  Income taxation ............................         18                 (309)             (7,570)                 --
                                                                  ------------        ------------        ------------
(Loss)/profit after taxation .................                         (65,381)            (63,659)            406,164
  Minority interest ..........................                             371               3,793                  --
                                                                  ------------        ------------        ------------
(Loss)/profit from continuing operations .....                         (65,010)            (59,866)            409,164
Loss from discontinued operations ............         19               (3,829)             (3,936)                 --
                                                                  ------------        ------------        ------------
      Net (loss)/profit ......................                    $    (68,839)       $    (63,802)       $    409,164
                                                                  ============        ============        ============
Per share amounts:
(Loss)/profit from continuing operations
  Basic and diluted ..........................                    $      (1.70)       $      (1.57)       $      10.70
Net (loss)/profit
  Basic and diluted ..........................                    $      (1.80)       $      (1.67)       $      10.70
Shares used to compute (loss)/profit per share                      38,235,000          38,235,000          38,235,000

The accompanying notes are an integral part of these consolidated financial statements.


                      Consolidated Statements of Cash Flow
               for the years ended March 31, 1999, 1998 and 1997
                          (in thousands of US dollars,
                      except per share and share amounts)


                                                            Notes         1999           1998            1997
                                                           -------     ---------       ---------       ---------
Cash flows from operating activities
Operating loss .......................................                 $ (43,815)      $ (42,727)      $    (899)
Adjustments for:
  Depreciation and amortization ......................                    51,390          58,010              --
  Amortization of program and film rights ............                    32,237          32,599              --
  Taxation (paid)/ refunded ..........................                    (5,755)          2,849              --
  (Profit)/loss on sale of tangible fixed assets .....                      (371)          1,653              --
  (Increase)/ decrease in receivables ................                    (3,454)         (9,553)         12,072
  Payments for program and film rights ...............                   (84,034)        (26,048)             --
  Net decrease/(increase) in amounts
  owing to/(owing by) related parties ................                    12,191         (18,790)             --
  Increase in inventories ............................                    (1,997)         (6,783)             --
  Decrease/(increase) in payables ....................                    28,263          17,941          (5,194)
Utilised in discontinued operations ..................                    (3,829)         (3,936)             --
                                                                       ---------       ---------       ---------
  Net cash (used in)/from operating activities .......                   (19,174)          5,215           5,979
                                                                       ---------       ---------       ---------
Cash flows from investing activities
Purchase of tangible fixed assets ....................                   (11,352)        (31,664)             --
Proceeds on sale of tangible fixed assets ............                     7,389           5,276              --
Dividends received from associates ...................                     2,573           1,539              --
Proceeds on disposal of Internet businesses ..........                        --          21,546              --
Proceeds on disposal of Canal Plus shares ............                        --         261,536              --
Acquisition of subsidiaries, net of cash acquired ....        27         (13,245)        (33,911)         54,045
Investment in OpenTV .................................                    (9,513)         (9,100)             --
Investment in UBC ....................................                   (66,701)        (45,797)        (10,348)
Net (increase)/decrease in other investments .........                    (4,704)          1,052              --
                                                                       ---------       ---------       ---------
                                                                         (95,553)        170,477          43,697
                                                                       ---------       ---------       ---------
Cash flows from financing activities
Finance costs ........................................                   (11,651)        (11,312)           (107)
Funds raised from outside shareholders ...............                        --           3,793              --
Net repayment of long-term debt ......................                   (29,070)        (20,556)             --
Capital leases repaid ................................                   (10,995)         (4,550)             --
Proceeds on transfer of M-Net/SuperSport shares ......                    22,243              --              --
Dividends paid .......................................                        --         (51,817)             --
Bank overdrafts raised ...............................                    47,581           7,479           9,913
                                                                       ---------       ---------       ---------
  Net cash from/(used in) financing activities .......                    18,108         (76,963)          9,806
                                                                       ---------       ---------       ---------
Net (decrease)/increase in cash and cash equivalents .                   (96,619)         98,729          59,482
Cash and cash equivalents at beginning of year .......                   153,412          60,773           1,466
Translation adjustment on cash and cash equivalents ..                      (694)         (6,090)           (175)
                                                                       ---------       ---------       ---------
Cash and cash equivalents at end of year .............                 $  56,099       $ 153,412       $  60,773
                                                                       =========       =========       =========


Non-cash transactions
The principal non-cash transactions are the acquisition of OpenTV Inc. and the acquisition of property, plant and equipment using capital leases.

The accompanying notes are an integral part of these consolidated financial statements.

            Consolidated Statement of Changes in Shareholders' Equity
                for the years ended March 31, 1999, 1998 and 1997
                          (in thousands of US dollars)


                                                                                  Foreign
                                           Share capital                          currency
                                           -------------         Accumulated     translation
                                     Class A        Class B          loss        adjustments        Total
                                    ---------      ---------      ---------      -----------      ---------
At March 31, 1996 ............      $ 113,986      $ 471,198      $(607,092)      $  (7,929)      $ (29,837)

Net profit ...................             --             --        409,164              --         409,164
Translation adjustment .......             --             --             --          17,958          17,958
                                    ---------      ---------      ---------       ---------       ---------
At March 31, 1997 ............        113,986        471,198       (197,928)         10,029         397,285

Capital contribution (note 19)             --          4,368             --              --           4,368

Net loss .....................             --             --        (63,802)             --         (63,802)

Dividend paid ................             --             --        (51,817)             --         (51,817)
Translation adjustment .......             --             --             --         (32,461)        (32,461)
                                    ---------      ---------      ---------       ---------       ---------
At March 31, 1998 ............        113,986        475,566       (313,547)        (22,432)        253,573

Net loss .....................             --             --        (68,839)             --         (68,839)
Translation adjustment .......             --             --             --          (8,051)         (8,051)
                                    ---------      ---------      ---------       ---------       ---------
At March 31, 1999 ............      $ 113,986      $ 475,566      $(382,386)      $ (30,483)      $ 176,683
                                    =========      =========      =========       =========       =========


The accompanying notes are an integral part of these consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations

      MIH Limited (MIH) was incorporated on July 26, 1991 under the laws of the British Virgin Islands. The principal activities of MIH and its operating subsidiaries (collectively, the Company) are the provision of pay-television and subscriber management services (pay-television services) and the development and sale of pay-television technology. These activities are conducted through subsidiaries, joint ventures and investments primarily in Africa, Greece, Cyprus, the Middle East, the Netherlands, Thailand and the United States of America.

      Until March 31, 1997 the Company's main activity was its 50% share in Network Holdings S.A. (NetHold), a joint venture. The principal activities of NetHold included pay-television operations in Africa, Greece, Cyprus, the Middle East, the Benelux and Scandinavian countries and Italy (Note 3).

2. Principal accounting policies and reporting currency

      The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Committee. The financial statements have been prepared on the historical cost basis.

      The Company has adopted the US dollar as its reporting currency. Notwithstanding the US dollar reporting currency, the Company measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business (its functional currency).

      The financial statements have been translated from functional currencies to the reporting currency by translating assets and liabilities, both monetary and non-monetary, and including goodwill and other intangible assets which arise as a result of equity investments in entities, at the closing rate at each balance sheet date. Income and expense items are translated at exchange rates at the dates of the transactions or at average rates. All resulting exchange differences are included in equity.

      Preparation of the consolidated financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (a) Basis of consolidation

      The consolidated financial statements include the financial statements of MIH and all majority owned (directly and indirectly) and controlled subsidiaries. A company in which MIH holds directly or indirectly more than 50% of the ordinary share capital and voting rights is classified as a subsidiary. Newly acquired companies are consolidated from the effective date of acquisition. Similarly, the result of a subsidiary divested during an accounting period is included in the Company accounts only to the date of disposal.

      All inter-company transactions are eliminated as part of the consolidation process and the interests of the minority shareholders in the consolidated equity and in the consolidated results of the Company are shown separately in the Consolidated Balance Sheet and Consolidated Statement of Operations. Where the losses applicable to the minority shareholder in a consolidated subsidiary exceed the minority interest in the subsidiary, the excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority's interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

      Acquisitions of companies are accounted for using the purchase method. The excess of the purchase price over the fair value of assets acquired less the liabilities assumed of the acquired company, is allocated to identifiable tangible and intangible assets and goodwill and amortized over future periods.

      Companies in which the Company has joint control are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statement of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the joint venture investments in the Consolidated Balance Sheet.

      Associated companies, over which the Company has significant influence, are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statement of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the associated company investments in the Consolidated Balance Sheet.

      Other investments are stated at cost. When necessary a provision is made on the basis of an evaluation of each individual investment for any diminution in value which is considered to be of a permanent nature.

                 Notes to the Consolidated Financial Statements
                                   (continued)

2. Principal accounting policies and reporting currency (continued)

      (b) Foreign currencies

      Individual companies' transactions in currencies other than their functional currency are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward exchange contract. Assets and liabilities in currencies other than their functional currency are translated at year-end rates. Any resulting exchange differences are reflected in the Statement of Operations.

      On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated at year-end rates. Income and expense items are translated using the annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

      Adjustments from translation have been recorded in shareholders' equity and are reflected in the Consolidated Statement of Operations only upon sale or liquidation of the underlying investments.

      (c) Cash and cash equivalents

      Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

      (d) Trade accounts receivable

      Trade accounts receivable are stated at estimated realizable values and an allowance for doubtful accounts is provided for an amount considered by management to be sufficient to meet probable future losses related to uncollectable amounts.

      (e) Inventories

      Inventories, consisting primarily of decoders and associated components, are stated at the lower of cost or net realizable value. Cost is generally determined on the first-in first-out basis. Where necessary, provision is made for obsolete, slow moving or defective inventories.

      (f) Tangible fixed assets

      Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, based on the following useful lives:

                                                   Years
      Buildings                                       50
      Machinery, furniture and equipment          4 - 10
      Transponders and transmitters              10 - 12
      Decoders                                         2

      Land is not depreciated. Improvements to leasehold properties are amortized over the period of the respective leases.

      Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to the Statement of Operations.

      (g) Intangible assets

      Intangible assets are stated at historical cost less accumulated amortization. Amortization of intangible assets relating to the subscriber base and intellectual property rights is charged on a straight-line basis over the period of expected benefit, which is five years. Goodwill is amortized on a straight-line basis over five years.

      (h) Leases

      Assets held under capital lease agreements are treated as tangible fixed assets and the present value of the related lease payments is recorded as a liability. Costs for operating leases are charged to the Statement of Operations in the year that they are incurred.

      (i) Long-lived assets

      The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of are recorded at fair market value, reduced by the estimated costs to dispose of the asset.

                 Notes to the Consolidated Financial Statements
                                   (continued)

2. Principal accounting policies and reporting currency (continued)

      (j) Program and film rights

      Film rights are stated at acquisition cost less accumulated amortization. Sports rights are written off upon showing the event and general entertainment and films are amortized on a straight-line basis over the period of the license or based on showings where the number of showings is limited. Amortization of program and film rights is included in the cost of providing services.

      (k) Taxation

      Provision is made for all taxes payable in respect of taxable profits earned in the year. The Company also provides at current rates for taxation on all timing differences between income for financial reporting and fiscal purposes under the liability method. No deferred taxation is provided for in respect of timing differences that are anticipated to reverse within the carry-forward period of tax losses.

      (l) Minority interest

      The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of the subsidiaries.

      (m) Revenue recognition

      The Company generates revenue from subscription fees, decoder sales and rentals, technology licensing, advertising and the performance of other services, net of sales taxes and discounts. Subscription fees are earned over the period of providing services. Decoder sales, technology licensing and other services are recorded upon delivery of products and customer acceptance, if any, or performance of services. Advertising revenues are recognized upon showing over the period of the advertising contract.

      (n) Pensions and other post-retirement benefits

      The Company has various post-retirement and pension plans in accordance with local conditions and practices in the countries in which it operates. The plans are predominately defined contribution plans. Current contributions to the pension funds operated for employees are charged to the Statement of Operations as incurred.

      (o) Research and development costs

      Research and development costs are expensed in the financial period during which they are incurred.

      (p) Discontinued operations

      A discontinued operation results from the sale or abandonment of an operation that represents a separate, major line of business of an enterprise and of which the assets, net profits or losses and activities can be distinguished physically, operationally and for functional reporting purposes. The results of discontinued operations, net of tax, are separately disclosed.

      (q) Dividends

      Dividends proposed are payable when declared by the board of directors. Dividends declared by MIH are payable in United States dollars. Dividends declared and received by MIH from its subsidiaries are primarily in South African rand, Greek drachmae and Netherlands guilder.

      (r) Financial instruments

      The Company enters into foreign currency exchange contracts in order to reduce the impact of certain foreign currency exchange rate fluctuations. Firmly committed transactions and the related receivable and payable may be hedged with forward exchange contracts. Any gains/losses are included in accrued liabilities and are recognized in results when the transaction being hedged is recognized.

      (s) (Loss)/profit per share

      Net (loss)/profit per share and (loss)/profit per share from continuing operations is based on net (loss)/profit and the (loss)/profit from continuing operations divided by the weighted average number of shares outstanding during each period.

      (t) Segment reporting

      The segmental reporting has been prepared based on the Company's method of internal reporting, which disaggregates its business by service or product and by geography.

                 Notes to the Consolidated Financial Statements
                                   (continued)

3. Significant acquisitions and divestitures

      Until March 31, 1997 the Company's main activity was its 50% share in NetHold, a joint venture. The principal activities of NetHold included pay-television operations in Africa, Greece, Cyprus, the Middle East, the Benelux, Scandinavian countries and Italy. Additionally, NetHold held 100% of the shares in Irdeto BV (Irdeto), a pay-television technology company. Effective March 31, 1997, the Company sold its interest in NetHold to Canal Plus in exchange for a 5% share in Canal Plus and all of NetHold's pay-television businesses in Africa, Greece, Cyprus and the Middle East. The transaction was accounted for as a sale of the 50% interest in NetHold and a purchase of the pay-television businesses transferred to the Company. Thereafter, the Company acquired a 49% share in Irdeto for a consideration of $17.7 million paid for in cash.

      The Company recognized a gain of $540 million on the sale of its interest in NetHold. The gain is equal to the excess of the fair value of consideration received ($475 million) over the book value of the Company's interest in the NetHold businesses sold ($159 million deficit) less deferral of a portion of the gain related to warranties provided and direct costs of $94 million. The fair value of the consideration received consisted of the Canal Plus shares ($273 million) and 50% of the NetHold businesses in Africa, Greece, Cyprus and the Middle East ($202 million). As a result of the transaction the Company recorded intangible assets of $193 million, which has been allocated to subscriber base($55 million) and goodwill ($138 million).

      During the 1998 financial year the Company sold its shares in Canal Plus for a total consideration of approximately $262 million, resulting in a gain of $3 million.

      In January 1998 the Company acquired the remaining 51% of the outstanding share capital of Irdeto for an aggregate cash consideration of approximately $11 million. For financial statement purposes the acquisition was accounted for as a purchase, and accordingly, the related business's results are included in the consolidated financial statements since the date of acquisition.

      During the 1998 fiscal year the Company acquired the entire issued share capital of a number of Internet-related businesses in South Africa. For financial statement purposes the acquisitions were accounted for as purchases and, accordingly, the Internet-related businesses' results are included in the consolidated financial statements since the date of acquisition. The aggregate purchase price was approximately $21.5 million, which was financed through internal resources. The excess of the purchase price over the net liabilities acquired (goodwill) approximated $17 million. With effect from October 1, 1997 the Company sold its Internet-related businesses to M-Web Holdings Limited, a related party, for $20.5 million, which was settled in cash and resulted in a surplus of $4.4 million. The Company accounted for the operating losses of the Internet-related businesses as discontinued operations for the period from May 1, 1997 to September 30, 1997. The $4.4 million surplus on this translation was accounted for as a capital contribution.

      The Company also acquired a 44.5% interest in OpenTV Inc. (OpenTV) for $15.5 million with effect from January 26, 1998 of which $6.4 million was due in the 1999 financial year. On March 18, 1999 the Company increased its interest in OpenTV to 80.1%, through the acquisition of a 44.5% share from Thomson Consumer Electronics Inc. (Thomson) and agreement to dispose of a portion of that interest representing 8.9% of OpenTV to a subsidiary of Sun Microsystems. The purchase from Thomson was in exchange for a $46.2 million note bearing interest at 7% annually. The note was converted on April 13, 1999 into 2,581,775 Class A Ordinary Shares at $18.00 per Class A Ordinary Share. The disposal to the subsidiary of Sun Microsystems was for approximately $9.2 million in cash. The excess purchase price over the net liabilities acquired of approximately $36.7 million has been allocated to goodwill and is amortized over five years.

      The Company invested an additional $17.7 million in United Broadcasting Corporation Public Company Limited (UBC), a company listed on the Stock Exchange of Thailand, during the 1998 financial year. As a result of the Company's additional investment in UBC and following a merger between UBC and UTV Cable Network Public Company, the Company's interest in the new merged entity increased to 17.3%. In June 1998, the Company increased its shareholding in UBC from 17.3% to 26.1% for a purchase consideration of $62.1 million, paid in cash. In February 1999 the Company acquired an additional 1.7% interest for $4.5 million in cash. The Company intends to exercise an option to purchase an additional 3.3% of UBC for $8.8 million in cash, taking its interest to 31.1%. The excess of the consideration of the Company's share of the fair value of the net assets acquired, amounting to $59.5 million, was allocated to goodwill, and is amortized over its estimated useful life of five years. Since the increase of its shareholding, the Company has joint control over UBC and therefore accounts for its investment in UBC using the equity method of accounting.

      On April 4, 1998 the Company transferred 28 million of its shares in Electronic Media Network Holdings Limited/SuperSport International Holdings Limited (M-Net/SuperSport) into a trust (the Trust), with the objective to increase share ownership in M-Net/SuperSport amongst certain South Africans, for consideration of $22.2 million. The Trust financed 90% of the consideration through bank borrowings. Under certain

                 Notes to the Consolidated Financial Statements
                                   (continued)

3. Significant acquisitions and divestitures (continued)

circumstances, the Company may be required to assume the obligation for the bank borrowings at maturity on April 1, 2001 and re-acquire ownership of the M-Net/SuperSport shares. The shares of M-Net/SuperSport transferred have been pledged as collateral for such obligations. Under the terms of the sale agreement the purchasers are entitled to vote the shares and the Company is entitled to receive any dividend until 2001. The Company recorded a liability of approximately $20 million related to the bank borrowings. The cash consideration for the share transfer which has not been financed by bank borrowings is accounted for as an option premium. The $20 million liability accretes interest until the redemption date (April 14, 2001) at an interest rate of 12.55%. The option premium is amortized to income over three years and the Company continues to account for a 19.8% equity method investment in M-Net/SuperSport.

      During November 1998, the Company acquired a 100% interest in TV/Com International Inc. for $14.5 million, paid in cash. The excess of the consideration over the fair value of the net assets amounting to $12.3 million, was allocated to intellectual property rights.


                                                               March 31,
                                                     ---------------------------
                                                        1999              1998
                                                     (thousands)      (thousands)
                                                     -----------      -----------

4. Accounts receivable
Trade accounts receivable ....................        $ 70,937         $ 47,148
Less: provision for doubtful accounts ........         (20,380)         (10,149)
                                                      --------         --------
                                                      $ 50,557         $ 36,999
                                                      ========         ========


      Included in accounts receivable are $27.5 million and $14.3 million at March 31, 1999 and March 31, 1998, respectively, pre-billed to customers and credit balances which have been recorded as deferred income (Note 12).

5. Other receivables


Payments and accrued income ..................        $  8,490         $ 14,272
Other receivables ............................          19,739           15,172
                                                      --------         --------
                                                      $ 28,229         $ 29,444
                                                      ========         ========


6. Inventories


Decoders and associated components ...........        $ 31,828         $ 28,689
Less: provision for slow-moving and obsolete
  inventories ................................         (10,460)         (10,406)
                                                      --------         --------
                                                      $ 21,368         $ 18,283
                                                      ========         ========


                 Notes to the Consolidated Financial Statements
                                   (continued)

7. Valuation and qualifying accounts


1999                                                          Arising on                    Credited/
                                                              acquisition                   (Charged)
                                 At March      Translation        of                       to cost and     At March
                                 31, 1998       adjustment    subsidiary     Deductions     expenses       31, 1999
                                -----------    -----------    -----------   -----------    -----------    -----------
                                (thousands)    (thousands)    (thousands)   (thousands)    (thousands)    (thousands)
Provision for:
Doubtful accounts - Note 4       $(10,149)      $    904       $ (1,323)      $     --      $ (9,812)      $(20,380)
Slow-moving and obsolete
inventories - Note 6 ......       (10,406)          (139)            --             --            85        (10,460)
Program and film rights ...        (1,872)           (25)            --             --         1,897             --
Decoder technology ........       (22,734)           524             --             --        22,210             --
Post-retirement benefits ..        (3,766)           700             --             --           399         (2,667)
Programming costs .........        (9,093)          (210)            --             --         9,303             --
Write-down of carrying
values of assets in certain
African countries .........        (4,341)           807             --             --           227         (3,307)
Development costs/losses
in joint ventures .........       (10,629)          (108)            --         10,737            --             --
Warranties ................        (4,960)           (65)            --             --          (435)        (5,460)
Intellectual property
infringement ..............        (1,496)           (20)            --             --         1,017           (499)
                                 --------       --------       --------       --------      --------       --------
                                 $(79,446)      $  2,368       $ (1,323)      $ 10,737      $ 24,891       $(42,773)
                                 ========       ========       ========       ========      ========       ========

1998                                                          Arising on                    Credited/
                                                              acquisition                   (Charged)
                                 At March      Translation        of                       to cost and     At March
                                 31, 1998       adjustment    subsidiary     Deductions     expenses       31, 1999
                                -----------    -----------    -----------   -----------    -----------    -----------
                                (thousands)    (thousands)    (thousands)   (thousands)    (thousands)    (thousands)
Provision for:
Doubtful accounts - Note 4       $ (7,067)      $    708       $ (6,251)      $     --      $  2,461       $(10,149)
Slow-moving and obsolete
inventories - Note 6 ......        (6,466)           648         (4,135)            --          (453)       (10,406)
Program and film rights ...          (476)            48             --             --        (1,444)        (1,872)
Decoder technology ........       (29,358)         2,942             --          3,682            --        (22,734)
Post-retirement benefits ..        (4,678)           469             --             --           443         (3,766)
Subscriber guarantees .....       (42,203)         4,229             --         37,974            --             --
Programming costs .........        (9,125)           914             --             --          (882)        (9,093)
Write down of carrying
values of assets in certain
African countries .........        (7,963)           798             --             --         2,824         (4,341)
Development costs/losses
in joint ventures .........            --             --         (3,398)            --        (7,231)       (10,629)
Warranties ................        (3,857)           349             --             --        (1,452)        (4,960)
Intellectual property
infringement ..............            --             --             --             --        (1,496)        (1,496)
                                 --------       --------       --------       --------      --------       --------
                                $(111,193)      $ 11,105       $(13,784)      $ 41,656      $ (7,230)      $(79,446)
                                =========       ========       ========       ========      ========       ========


      At March 31, 1997 the Company deferred recognition of approximately $73.3 million of the gain arising on the sale of NetHold to Canal+, representing the estimated probable liability for warranties of decoder technology ($22.7 million) and guarantees of the number of subscribers ($42.2 million) and the potential reimbursement of programming costs ($9.1 million). During the year ended March 31, 1998 the Company paid approximately $38.0 million for guarantees of number of subscribers. As no further claims under the warranties were made prior to June 30, 1998, the deadline for such claims, the Company reversed the remaining provisions to profit on sale of joint venture during the current financial year.

                 Notes to the Consolidated Financial Statements
                                   (continued)

7. Valuation and qualifying accounts (continued)

      The provision for the write-down of the carrying value of assets in certain African countries relates to management's estimates regarding the recoverability of such assets, given the current economic and political environment in certain African countries.

      Following the termination of an agreement with a joint venture partner, the provision for development costs/losses in joint ventures has been deducted from the long-term loan and the net amount disclosed as a short-term receivable.

      The warranty provision has been raised to cover smart cards and conditional access modules supplied to customers.

      The intellectual property infringement provision relates to the expected settlement amount in respect of a patent used in the conditional access system.

8. Tangible fixed assets (in thousands)


                             Land, buildings
                              and leasehold      Machinery, furniture        Transponders
                               improvements          and equipment         and transmitters              Decoders

                          Purchased     Leased   Purchased     Leased    Purchased     Leased     Purchased    Leased       Total
                          ---------     ------   ---------     ------    ---------     ------     ---------    ------       -----
Cost
At April 1, 1998           $ 3,939    $ 10,311    $ 68,726    $  6,644    $  8,438    $  45,822    $    --    $  7,840    $ 151,720
Translation adjustment        (809)     (1,901)    (10,777)     (1,227)        261       (1,423)        --       2,816      (13,060)
Additions                    1,619          --       7,072         166       6,122      138,212      3,633       8,782      165,606
Disposals                       --          --      (6,790)     (2,783)        (16)          (9)        --          --       (9,598)
                           -------    --------    --------    --------    --------    ---------    -------    --------    ---------
At March 31, 1999            4,749       8,410      58,231       2,800      14,805      182,602      3,633      19,438      294,668
                           -------    --------    --------    --------    --------    ---------    -------    --------    ---------
Accumulated depreciation
At April 1, 1998              (563)       (282)    (24,548)     (1,954)     (1,329)      (3,223)        --      (5,573)     (37,472)
Translation adjustment          29          59       3,077         380        (620)         234        (84)     (2,289)         786
Reclassifications             (812)         66       5,572          43        (766)       (140)     (2,204)     (1,759)          --
Charge for the year           (893)       (178)     (8,624)       (414)     (2,133)     (7,178)       (217)     (3,230)     (22,867)
Disposals                       --          --       1,973          --          16           --         --          --        1,989
                           -------    --------    --------    --------    --------    ---------    -------    --------    ---------
At March 31, 1999           (2,239)       (335)    (22,550)     (1,945)     (4,832)     (10,307)    (2,505)    (12,851)     (57,564)
                           -------    --------    --------    --------    --------    ---------    -------    --------    ---------
Net book value
At March 31, 1999          $ 2,510    $  8,075    $ 35,681    $    855    $  9,973    $ 172,295    $ 1,128    $  6,587    $ 237,104
                           =======    ========    ========    ========    ========    =========    =======    ========    =========

At March 31, 1998          $ 3,376    $ 10,029    $ 44,178    $  4,690    $  7,109    $  42,599    $    --    $  2,267    $ 114,248
                           =======    ========    ========    ========    ========    =========    =======    ========    =========


      The Company leases certain land and buildings, machinery, furniture and equipment, and transponders and transmitters. Commitments for minimum rentals under non-cancellable leases as at March 31, 1999 are as follows:


                                                        Capital       Operating
                                                        leases         leases
                                                      ----------     ----------
For the years ended March 31:                        (thousands)    (thousands)
                                                      ----------     ----------
2000                                                  $   32,836     $   15,103
2001                                                      30,528         16,688
2002                                                      28,179         11,648
2003                                                      26,041         11,155
2004 and after                                           190,280         33,575
----                                                  ----------     ----------
Total minimum lease repayments                           307,864     $   88,169
Less: amount representing interest                      (110,254)    ==========
                                                      ----------
                                                      $  197,610
                                                      ==========


      Operating rental expenses for the year ended March 31, 1999 amounted to approximately $37 million (1998: $33 million). Capital leases bear interest ranging from 6% - 21% as of March 31, 1999. The weighted average interest rate was 9.68%.

                 Notes to the Consolidated Financial Statements
                                   (continued)


                            Intellectual
                              property     Subscriber
                               rights         base          Goodwill         Total
                             -----------   -----------    -----------     -----------
                             (thousands)   (thousands)    (thousands)     (thousands)
                             -----------   -----------    -----------     -----------

9.    Intangible assets

1999

Cost
   At April 1, 1998 .....     $      --     $  48,250      $ 151,531      $ 199,781
   Translation difference            --        (8,946)        (5,193)       (14,139)
   Additions ............        12,372            --         84,986         97,358
                              ---------     ---------      ---------      ---------
   At March 31, 1999 ....        12,372        39,304        231,324        283,000
                              ---------     ---------      ---------      ---------
Accumulated amortization

   At April 1, 1998 .....            --        (9,650)       (26,520)       (36,170)
   Amortization for the year       (825)       (8,293)       (34,684)       (43,802)
   Translation difference            --         2,248          1,925          4,173
                              ---------     ---------      ---------      ---------
At March 31, 1999                  (825)      (15,695)       (59,279)       (75,799)
                              ---------     ---------      ---------      ---------
Net book value                $  11,547     $  23,609      $ 172,045      $ 207,201
                              =========     =========      =========      =========

1998

Cost

   At April 1, 1997 .....     $      --     $  55,000      $ 152,870      $ 207,870
   Translation difference            --        (6,750)       (20,268)       (27,018)
   Additions ............            --            --         36,490         36,490
   Disposal .............            --            --        (17,561)       (17,561)
                              ---------     ---------      ---------      ---------
   At March 31, 1998 ....            --        48,250        151,531        199,781
                              ---------     ---------      ---------      ---------
Accumulated amortization

   At April 1, 1997 .....            --            --             --             --
   Amortization for the year         --       (10,311)       (28,689)       (38,999)
   Translation difference            --           661          2,169          2,829
                              ---------     ---------      ---------      ---------
   At March 31, 1998 ....            --        (9,650)       (26,520)       (36,170)
                              ---------     ---------      ---------      ---------
Net book value ..........     $      --     $  38,600      $ 125,011      $ 163,611
                              =========     =========      =========      =========


                 Notes to the Consolidated Financial Statements
                                   (continued)


                                                        March 31,
                                              ---------------------------
                                                 1999            1998
                                              (thousands)     (thousands)
                                              -----------     -----------
10.   Long-term investments

Marketable securities (a) ................     $   1,190      $  56,924
Associates (b) ...........................        14,000         12,992
Joint ventures (c) .......................        54,924          7,104
                                               ---------      ---------
                                               $  70,114      $  77,020
                                               =========      =========

(a)   Marketable securities at cost
Listed shares
  UBC (1999: joint venture) ..............     $      --      $  52,840
Unlisted shares
  Cable News Egypt S.A.E. (CNE) ..........         1,190          2,985
  Croco Beteiligungs Gesellschaft GmbH ...            --          1,004
  LTH AE .................................            --             95
                                               ---------      ---------
                                               $   1,190      $  56,924
                                               =========      =========

(b)   Associates
M-Net/SuperSport .........................     $   8,394      $  10,312
Orbicom (Proprietary) Limited (Orbicom) ..            --             --
Share of post-acquisition retained profits         5,606          2,680
                                               ---------      ---------
                                               $  14,000      $  12,992
                                               =========      =========

(c)   Joint ventures
Digco BV (Digco) .........................     $      --      $   7,762
MultiChoice Supplies (Proprietary) Limited
(MultiChoice Supplies) ...................         2,447          3,686
MultiChoice Middle East ..................         7,055             --
UBC (1998: marketable security) ..........        73,550             --
Share of post-acquisition retained profits
less losses ..............................       (28,128)        (4,344)
                                               ---------      ---------
                                               $  54,924      $   7,104
                                               =========      =========

Listed shares at market value
        UBC ..............................     $  91,774      $ 104,817
        M-Net/SuperSport .................        30,375         54,483
                                               ---------      ---------
                                               $ 122,149      $ 159,300
                                               =========      =========


                 Notes to the Consolidated Financial Statements
                                   (continued)

10.   Long-term investments (continued)

      The following information relates to the Company's significant investments:


                                                 March 31,
                                             -----------------
                                             1999         1998
Type of investment                             %            %        Nature of business              Country

Marketable securities at cost
UBC (1999: joint venture) ...............      --         17.3       Management of                   Thailand
 ........................................                            television platforms
CNE .....................................    10.0         10.0       Television                      Egypt

Associates
M-Net/SuperSport ........................    19.8(1)      20.0       Premium television
 ........................................                            channel provider                South Africa
Orbicom .................................    20.0         20.0       Signal distribution             South Africa

Joint ventures
Digco ...................................    50.0         50.0       Decoder technology              The Netherlands
UBC (1998: marketable security) .........    31.1           --       Management of                   Thailand
(including option) ......................                            television platforms
MultiChoice Supplies ....................    50.0         50.0       Decoder rentals                 South Africa
OpenTV (1999: subsidiary) ...............      --         44.5                                       Technology
development .............................     USA
MultiChoice Middle East .................    45.0         45.0       Management of                   Middle East
                                                                     television platforms

Subsidiaries
Myriad Africa BV ........................   100.0        100.0       Investment holding              The Netherlands
MultiChoice Africa (Proprietary) ........   100.0        100.0       Management of                   South Africa
Limited (MultiChoice Africa) ............                            television platforms
MultiChoice Africa Limited ..............   100.0        100.0       Investment holding              British Virgin Islands
NetMed BV ...............................   100.0        100.0       Investment holding              The Netherlands
NetMed Hellas SA ........................    52.0         52.0       Management of                   Greece
                                                                     television platforms
MultiChoice Hellas SA ...................    52.0         52.0       Management of                   Greece
 ........................................                            television platforms
Irdeto ..................................   100.0        100.0       Technology development          The Netherlands
TV/Com ..................................   100.0           --       Technology development          USA
OpenTV (1998: joint venture) ............    80.1           --       Technology development          USA


      (1) The Company accounts for its investment in M-Net/SuperSport using the equity method of accounting because of the significant influence the Company exercises over M-Net/SuperSport as a result of common ownership, the Company's management and directors' representation on the board of directors of M-Net/SuperSport and the fact that substantially all of M-Net/SuperSport's revenues are derived from the Company.


                                                           March 31,
                                            -----------------------------------------
                                              1999           1998             1997
                                           (thousands)    (thousands)      (thousands
                                           -----------    -----------      ----------
Significant joint venture information

Net loss                                   $ (34,401)      $  (5,091)       $    --
Current assets                                38,091          11,110             --
Long-term assets                             304,184           5,320             --
Current liabilities                          (32,619)        (26,173)            --
Long-term liabilities                        (36,773)        (25,388)            --


                 Notes to the Consolidated Financial Statements
                                   (continued)


                                                                                 March 31,
                                                                        --------------------------
                                                                            1999          1998
                                                                        (thousands)    (thousands)
                                                                        -----------     ----------
11.   Program and film rights

      The following table sets forth the components of program and film rights, on a gross and net basis:

Cost
  Program rights ...................................................      $112,319      $ 60,893
  Film rights ......................................................         8,832        13,554
                                                                          --------      --------
                                                                           121,151        74,447
                                                                          --------      --------

Accumulated amortization
  Program rights ...................................................        27,366        26,266
  Film rights ......................................................         2,451         9,927
                                                                          --------      --------
                                                                            29,817        36,193
                                                                          --------      --------

Net book value
  Program rights ...................................................        84,953        34,627
  Film rights ......................................................         6,381         3,627
                                                                          --------      --------
                                                                          $ 91,334      $ 38,254
                                                                          ========      ========
Classified on the balance sheets as follows:
Current assets .....................................................      $ 38,935      $ 22,543
Non-current assets .................................................        52,399        15,711
                                                                          --------      --------
                                                                          $ 91,334      $ 38,254
                                                                          ========      ========

12.   Accrued expenses and other current liabilities

Deferred income ....................................................      $ 27,508      $ 14,344
Accrued expenses ...................................................        50,226        35,517
Taxes and social securities ........................................        10,341        12,630
Amounts owing in respect of investments acquired ...................        46,287         6,400
Other current liabilities ..........................................        27,110        46,555
                                                                          --------      --------
                                                                          $161,472      $115,446
                                                                          ========      ========

13.   Provisions

Decoder technology .................................................      $     --      $ 22,734
Post-retirement benefit (Note 26) ..................................         2,667         3,766
Write-down of carrying values of assets in certain African countries         3,307         4,341
Programming costs ..................................................            --         9,093
Provision for development costs/losses in joint ventures ...........            --        10,629
Warranties .........................................................         5,460         4,960
Intellectual property infringement .................................           499         1,496
                                                                          --------      --------
                                                                          $ 11,933      $ 57,019
                                                                          ========      ========


                 Notes to the Consolidated Financial Statements
                                   (continued)


                                                                                         March 31,
                                                                               -----------------------------
                                                                                  1999              1998
                                                                               (thousands)        (thousands)
                                                                               -----------        ----------

14. Long-term debt and program and film rights

Long-term debt comprises:
Capital leases - Note 8 ................................................        $ 197,610         $  67,172
NetHold Finance VOF ....................................................               --            23,984
Other long-term debt - Note 3 ..........................................           22,672                --
                                                                                ---------         ---------
                                                                                  220,282            91,156
Less: short-term portion included in current liabilities ...............          (15,512)          (36,369)
                                                                                ---------         ---------
                                                                                $ 204,770         $  54,787
                                                                                =========         =========


      Program and film rights payable are non-interest-bearing and amounts due in future fiscal years are $37.9 million in 2000, $28.3 million in 2001 and $15.5 million thereafter.

      The loan from NetHold Finance VOF bore interest at 2% above the Amsterdam Inter-bank Benchmark Rate and was settled on October 5, 1998.

      The currency mix of the long-term debt as at March 31, 1999 and 1998 is:


                                                                                        %                 %
                                                                                ---------         ---------
European currency unit .................................................             17.5              39.0
Greek drachmae .........................................................             18.5              29.0
Netherlands guilders ...................................................              0.8              19.0
South African rand .....................................................             12.8              11.0
US dollars .............................................................             50.4               2.0
                                                                                ---------         ---------
                                                                                    100.0             100.0
                                                                                =========         =========


                 Notes to the Consolidated Financial Statements
                                   (continued)


                                                                                         March 31,
                                                                               -----------------------------
                                                                                  1999              1998
                                                                               (thousands)        (thousands)
                                                                               -----------        ----------
15.   Deferred taxation

            The deferred taxation relates to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred taxation liabilities and assets are summarized below:

Deferred taxation liabilities
Leased tangible assets .................................................        $      --         $   1,097
Purchased intangible fixed assets ......................................                3             3,275
Prepayments ............................................................               --             1,995
Subscriber base ........................................................            7,082            13,472
Intellectual property rights ...........................................            3,464                --
                                                                                ---------         ---------
Gross deferred taxation liabilities ....................................           10,549            19,839
                                                                                =========         =========

Deferred taxation assets
Purchased intangible fixed assets ......................................               --             2,062
Purchased tangible fixed assets ........................................              302               350
Accounts receivable and other assets ...................................            4,992             1,387
Accrued expenses and other current liabilities .........................            7,050            23,791
Program and film rights ................................................               72             3,113
Leased tangible fixed assets ...........................................            2,939             2,881
Deferred income ........................................................            4,594             4,929
Tax loss carry forwards ................................................           33,033            36,156
                                                                                ---------         ---------
Gross deferred taxation assets .........................................           52,982            74,669
                                                                                ---------         ---------
Net deferred taxation assets ...........................................           42,433            54,830
Less: valuation allowance ..............................................          (42,553)          (58,105)
                                                                                ---------         ---------
Net deferred tax liabilities ...........................................        $    (120)        $  (3,275)
                                                                                =========         =========


      The Company has raised a valuation allowance against the net deferred taxation asset as in management's estimate it is more likely than not that the deferred taxation asset will not be realized, due to the historical operating losses incurred by the Company's operations and the timing limits on the tax loss carry-forwards that arose on these losses.

                 Notes to the Consolidated Financial Statements
                                   (continued)


                                                                      March 31,
                                                   -----------------------------------------------
                                                      1999              1998               1997
                                                   (thousands)       (thousands)       (thousands)
                                                   -----------       -----------       -----------

16.   Net revenues

Subscription revenues ......................        $ 442,734         $ 404,479         $      --
Decoder sales and repairs ..................           71,998            63,082                --
Technology .................................           63,911            12,781                --
Other ......................................           31,456            21,150                --
                                                    ---------         ---------         ---------
                                                    $ 610,099         $ 501,492         $      --
                                                    =========         =========         =========

17.   Financial results, net

Dividend income ............................        $   2,573         $   3,177         $      --
Gain on disposal of investments ............               --             2,647                --
Interest income ............................           10,328             7,898                --
Exchange losses ............................             (556)           (6,049)               --
Interest expense ...........................          (21,423)          (13,161)             (107)
                                                    ---------         ---------         ---------
                                                    $  (9,078)        $  (5,488)        $    (107)
                                                    =========         =========         =========

18.   Income taxation

Taxation
  Current ..................................        $  (3,464)        $  (5,964)        $      --
  Deferred .................................            3,155            (1,606)               --
                                                    ---------         ---------         ---------
Charged against income .....................        $    (309)        $  (7,570)        $      --
                                                    =========         =========         =========


      The difference between income taxation expense computed at statutory rates of the respective companies (35% average) and income taxation expense provided on results are as follows:


Income taxation benefit at statutory rates .        $   3,615         $  19,631         $      --
Unprovided timing differences ..............          (11,798)          (22,080)               --
Permanent differences
  Exempt income ............................           16,248                --                --
  Profit on sale of investments ............               --             1,692                --
  Profit on dilution of interest in associates             --               315                --
  Non-deductible charges ...................           (6,876)          (13,961)               --
  (Expenditure)/income of a capital nature..             (658)              156                --
  Other taxes ..............................           (1,430)           (3,064)               --
  Change in taxation rates .................              590             9,741                --
                                                    ---------         ---------         ---------
Income taxation expense ....................        $    (309)        $  (7,570)        $      --
                                                    =========         =========         =========


                 Notes to the Consolidated Financial Statements
                                   (continued)

18.   Income taxation (continued)

      The Company has tax loss carry-forwards of approximately $110.1 million. A summary of the tax loss carry-forwards at March 31, 1999 (in thousands) by tax jurisdiction, and the expiry dates is set out below:


                                   Africa         Mediterranean           Total
                                   ------         -------------           -----
1999 .....................        $  2,300           $  6,000           $  8,300
2000 .....................           2,300             22,500             24,800
2001 .....................           3,000              6,800              9,800
2002 .....................           1,400             14,200             15,600
2003 .....................           8,000             15,700             23,700
Indefinite ...............          27,910                 --             27,910
                                  --------           --------           --------
                                  $ 44,910           $ 65,200           $110,110
                                  --------           --------           --------


      Tax loss carry-forwards of $17 million are only available for offset against future taxable income from the same category of income which created the loss.

      The ultimate outcome of additional taxation assessments may vary from the amounts accrued, however management of the Company believe that any additional taxation liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

      Unprovided timing differences are timing differences that are expected to reverse within the carry-forward period of tax losses (note 3(k)) and are, therefore, effectively a valuation allowance.

19.   Discontinued operations

1999

      With effect from November 24, 1998 the group discontinued the operations of TV/Com. The costs incurred relate to the termination of the operations.

1998

      With effect from October 1, 1997 the Company sold its Internet-related businesses to M-Web, a related party, for $20.5 million, which was settled in cash and resulted in a surplus of $4.4 million. The Company accounted for the operating losses of the Internet-related business as discontinued operations for the period from May 1, 1997 to September 30, 1997. The $4.4 million surplus on this transaction was accounted for as a capital contribution.

                 Notes to the Consolidated Financial Statements
                                   (continued)


                                                  Year ended March 31,
                                       --------------------------------------------
                                          1999            1998              1997
                                       (thousands)     (thousands)      (thousands)
                                       -----------      ----------      -----------

20.   Related party transactions

      The Company entered into transactions and has balances with a number of affiliated companies, including equity investees, shareholders and entities under common control. The transactions with affiliated companies are summarized in the following table:

Income
Transmission costs (a) ..........        $  1,656        $  1,308        $     --
Management fee (b) ..............             340              --              --
Dividend (c) ....................           2,573           1,448              --
Licensing and consulting fees (d)           2,270             956              --
Interest income (e) .............              --              --          11,916
                                         --------        --------        --------
                                         $  6,839        $  3,712        $ 11,916
                                         ========        ========        ========

Costs
Channel of programming costs (f)         $136,000        $133,047        $     --
Transmission costs (g) ..........          28,784          23,854              --
Licensing fees (h) ..............              --           2,671              --
Directors' emoluments (i) .......           1,716              --              --
                                         --------        --------        --------
                                         $166,500        $159,572        $     --
                                         ========        ========        ========


----------
(a) Certain costs related to the lease and maintenance of signal distribution are charged on by the Company to one of its affiliated companies.

(b)   Management fee charged by the company to UBC.

(c)   Dividends received from M-Net/SuperSport.

(d)   Licensing and consulting fees charged to affiliated companies.

(e) Interest income relates to a loan from the Company to one of the subsidiaries of NetHold. Interest income on the loan has been included in equity results in joint ventures.

(f) The Company purchases the right to transmit certain channels and programs from affiliated companies.

(g) The Company is charged by an affiliate for services relating to the lease and maintenance of signal distribution equipment.

(h) Licensing fees are charged by an affiliated company for the use of certain subscriber technology and software.

(i) Total remuneration of the directors. A listing of the members of the board of directors is shown on page 58 of this annual report.

                 Notes to the Consolidated Financial Statements
                                   (continued)


                                                             March 31,
                                                    ----------------------------
                                                        1999            1998
                                                    (thousands)      (thousands)
                                                    -----------      -----------

20.   Related party transactions (continued)

      The balances of advances, deposits, receivables and payables between the
      Company and affiliates are:
Receivables
  MIH Holdings Limited .....................          $ 6,993          $ 8,657
  OpenTV (1999: subsidiary) ................               --              323
  Computicket ..............................               --              434
  UBC (1999: joint venture) ................               --            3,872
  Myriad International Holdings BV .........               --            1,498
  M-Web Holdings Limited ...................            1,786               --
  Orbicom (Proprietary) Limited ............            5,442               --
                                                      -------          -------
                                                      $14,221          $14,784
                                                      =======          =======

Payables
  M-Web Holdings Limited ...................          $    --          $ 2,223
  M-Cell Limited ...........................               --              237
  M-Net/SuperSport .........................           16,298           23,128
  Orbicom (Proprietary) Limited ............               --              216
                                                      -------          -------
                                                      $16,298          $25,804
                                                      =======          =======


                 Notes to the Consolidated Financial Statements
                                   (continued)

21.   Segment and geographic information

      The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its businesses by service/product and by geography. The Company's reportable business segments are management of television platforms and technology. The business segment relating to the management of television platforms is conducted in Africa and the Middle East, the Mediterranean and Thailand. The technology business segment consists of Irdeto, based in the Netherlands, and the Company's joint venture interest in OpenTV (subsidiary March 31, 1999) and TV/Com, based in the United States of America (United States). The Company's interests in OpenTV and the Middle East are accounted for by the equity method and are, therefore, included in equity results in joint ventures below.

      The accounting policies of the segments are identical to the accounting policies described in "Summary of Significant Accounting Policies".


1999                                        Management of
                                          television platforms        Technology
                                -----------------------------------   ----------
                                   Africa                                                                                  Consoli-
                                  and the      Mediter-                            Segmental               Reconciling      dated
                                Middle East    ranean      Thailand                  total     Corporate      items         total
                                -----------    -------     --------   ----------   ---------   ---------   -----------     --------
                                (thousands)  (thousands)  (thousands) (thousands) (thousands) (thousands)  (thousands)   (thousands)
SALES
External sales .............   $ 409,203    $ 136,985   $      --   $  63,911    $ 610,099   $      --   $      --      $ 610,099
Inter-segment sales ........          --          551          --       9,355        9,906          --      (9,906)            --
                               ---------    ---------   ----------  ---------    ---------   ---------   ---------      ---------
Total revenue ..............   $ 409,203    $ 137,536   $      --   $  73,266    $ 620,005   $  (1,196)  $  (9,906)     $ 610,099
                               =========    =========   ==========  =========    =========   =========   =========      =========


RESULTS
Operating loss .............   $  (7,661)   $ (19,290)  $      --   $  (4,947)   $ (31,898)  $ (11,917)  $      --      $ (43,815)
Depreciation and
  amortization(c) ..........     (28,808)     (18,667)         --      (3,690)     (51,166)       (224)         --        (51,390)
Amortization of program
  and film rights ..........          --      (32,237)         --          --      (32,237)         --          --        (32,237)
Operating loss is stated
before the following items:
Exchange gains/(losses) ....       1,339        3,359          --      (1,516)       3,182      (3,738)         --           (556)
Dividend income ............       2,573           --          --          --        2,573          --          --          2,573
Interest expense ...........     (40,333)     (15,070)         --      (3,064)     (58,467)    (15,501)    (52,545)(a)    (21,423)
Interest income ............       4,129          832          --       4,181        9,141      53,732     (52,545)(a)     10,328
Equity results in associates      (2,053)          --          --          --       (2,053)         --          --         (2,053)
Equity results in
  joint ventures ...........      (1,885)          --     (32,694)     (6,640)     (41,219)         --          --        (41,219)
Income taxation/(benefit) ..         520        1,694          --      (2,155)          59         250          --            309

OTHER INFORMATION
Segment assets .............     362,843      213,288     107,616     137,376      821,123     712,663    (757,559)(b)    776,227
Investments in equity
  companies ................      18,218           --      50,706          --       68,924          --          --         68,924
Other investments at cost ..       1,190           --          --          --        1,190          --          --          1,190
Segment liabilities ........     529,697      324,936          --      71,240      925,873     430,706    (757,559)(b)    599,020
Capital expenditure ........       5,091        4,495          --       1,766       11,352          --          --         11,352


----------

(a) Represents interest income and expenses on loans between group companies in different segments and corporate that eliminate on consolidation.
(b) Represents adjustments to the assets and liabilities for the segments relating to inter-group loans which eliminate on consolidation.
(c) Excludes amortization of program and film rights included in cost of providing services and amortization of goodwill on equity method investments included in equity results in joint ventures and equity results in associates.

                 Notes to the Consolidated Financial Statements
                                   (continued)

21.   Segment and geographic information (continued)


1998                                  Management of
                                   television platforms                 Technology
                                 ------------------------               ----------
                                    Africa                                                                         Consoli-
                                   and the      Mediter-                 Segmental                 Reconciling      dated
                                 Middle East     ranean                    total      Corporate       items         total
                                 -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                 (thousands)  (thousands)  (thousands)  (thousands)  (thousands)   (thousands)   (thousands)
SALES
External sales ..............   $ 382,308    $ 106,403    $  12,781    $ 501,492    $      --    $      --       $ 501,492
Inter-segment sales .........          --           --        4,719        4,719           --       (4,719)             --
                                ---------    ---------    ---------    ---------    ---------    ---------       ---------
Total revenue ...............   $ 382,308    $ 106,403    $  17,500    $ 506,211    $      --    $  (4,719)      $ 501,492
                                =========    =========    =========    =========    =========    =========       =========

RESULTS
Operating loss ..............   $  (4,901)   $ (26,626)   $  (3,035)   $ (34,562)   $  (8,165)   $      --       $ (42,727)
Depreciation and
  amortization (c) ..........     (36,994)     (18,243)      (2,711)     (57,948)         (62)          --         (58,010)
Amortization of program
  and film rights ...........          --      (32,599)          --      (32,599)          --           --         (32,599)
Operating loss is stated
  before the following items:
Exchange (losses)/gains .....      (1,464)      (8,042)         672       (8,834)       2,785           --          (6,049)
Dividend income .............          --           --           --           --        3,177           --           3,177
Interest expense ............     (46,890)     (10,814)        (555)     (58,259)      (1,825)      46,923(a)      (13,161)
Gain on disposal of
  investments ...............          --           --           --           --        2,647           --           2,647
Interest income .............       3,078          474        1,647        5,199       49,001      (46,302)(a)       7,898
Equity results in associates       (2,783)          --           --       (2,783)          --           --          (2,783)
Equity results in joint
ventures ....................        (556)          --       (4,535)      (5,091)          --           --          (5,091)
Income taxation .............          --       (1,658)      (2,777)      (4,435)      (3,135)          --          (7,570)

OTHER INFORMATION
Segment assets ..............     290,671      164,561      101,806      557,038      539,631     (450,614)(b)     646,055
Investments in equity
companies ...................      13,857           --        6,239       20,096           --           --          20,096
Other investments at cost ...       3,080           --        1,004        4,084       52,840           --          56,924
Segment liabilities .........     426,907      228,322       52,478      707,707      135,389     (450,614)(b)     392,482
Capital expenditure .........      23,356        7,085        1,223       31,664           --           --          31,664


----------

(a) Represents interest income and expenses on loans between group companies in different segments and corporate that eliminate on consolidation.
(b) Represents adjustments to the assets and liabilities for the segments relating to intergroup loans which eliminate on consolidation.
(c) Excludes amortization of program and film rights included in cost of providing services and amortization of goodwill on equity method investments included in equity results in joint ventures.

                 Notes to the Consolidated Financial Statements
                                   (continued)

22. Commitments and contingencies

      (a) Loans

      MultiChoice Africa is required to lend a joint venture an amount not exceeding $1.5 million which represents 20% of a banking facility available to fund the acquisition of decoders.

      (b) Program and film rights and decoders

      At March 31, 1999, the Company had entered into contracts for the purchase of program, film and related rights and decoders. The Company's commitments in respect of these contracts amount to $34.4 million (1998: $16.3 million) and $20 million (1998: $12.6 million), respectively.

      (c) Capital expenditure

      The Company had capital expenditure commitments as at March 31, 1999 and 1998 of $3.3 million and $17.5 million, respectively.

      (d) Lines of credit

      At March 31, 1999 the Company had overdraft borrowing facilities of $56 million and guarantee line facilities of $17.5 million in an aggregate with various financial institutions.

      (e) Loss insurance

      The Company does not generally carry risk of loss insurance for injury to others, damage to the property of others, or interruption of its business operations.

      (f) Guarantees

      At March 31, 1999 the Company had guarantees of $10.3 million in respect of office and line rental contracts. No losses are expected to arise from these arrangements.

      At March 31, 1999 the Company had various performance guarantees issued on behalf of its affiliates. These guarantees relate to obligations arising out of license agreements, the settlement of which there is currently no limit, is determined at the time of non-performance.

      (g) Pledges and restrictions

      At March 31, 1999 the Company pledged tangible fixed assets of $0.2 million, receivables of $5.4 million and cash and cash equivalents of $3.8 million as security for certain lines of credit referred to in (d) above.

23. Foreign currency management

      The currencies of the countries in which the Company operates are also the functional currencies. For these operations, all gains and losses from foreign currency transactions are included in current results. The cumulative translation effects for operations using functional currencies other than the US dollar are included in the foreign currency translation adjustment in shareholders' equity.

      The Company uses foreign currency forward exchange contracts, which typically expire within one year, to hedge payments of foreign currencies related to the purchase of goods and services in currencies other than the functional currency. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. The Company had foreign exchange forward contracts on hand at March 31, 1999 hedging South African rand and Greek drachmae against the US dollar. The Company does not currently hold or issue derivative financial instruments for trading purposes.

      The contractual amounts, exchange rates and settlement dates of the outstanding contracts at March 31, 1999 are set out below:


                                     Contractual      Average
                                       amounts        exchange
                                     (thousands)       rates         Settlement dates
                                     -----------       -----         ----------------
Greek drachmae/US dollar .........   $     2,000       320.34        April 26, 1999 to May 25, 1999
South African rand/US dollar .....        67,385         6.31        April 6, 1999 to June 1, 2000


                 Notes to the Consolidated Financial Statements
                                   (continued)

24. Fair value of financial instruments

      The carrying amount of cash and cash equivalents approximates fair value due to the short maturities of these instruments. The value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowings. The value of forward exchange contracts is based on quoted market prices. A comparison of the carrying value and fair value of these instruments is as follows:


                                               March 31, 1999                   March 31, 1998
                                       ----------------------------      ---------------------------

                                         Carrying                         Carrying
                                          value         Fair value          value         Fair value
                                       (thousands)      (thousands)      (thousands)     (thousands)
                                       -----------      -----------      -----------     -----------
Assets:
  Cash and cash equivalents ...         $ 56,099         $ 56,099         $153,412         $153,412
  Receivables .................           93,007           93,007           81,227           81,227
  Marketable securities .......            1,190            1,190           56,924          104,817

Liabilities:
  Payables and provisions .....          232,867          232,867          250,613          250,613
  Short-term borrowings .......          117,486          117,486           59,199           59,199
  Long-term debt ..............          248,547          248,547           79,395           79,395

Off-balance-sheet instruments
  Forward exchange contracts ..           70,885           67,457           47,576           45,999


25. Pension Funds

      The Company has defined contribution plans covering employees of most of its subsidiaries. The Company's contributions under these plans are based primarily on the performance of the business units and employee compensation. Total expense amounted to $3.7 million for 1999 (1998: $2.4 million).

26. Post-retirement benefits

      MultiChoice Africa provides post-retirement benefits by way of medical aid contributions. At March 31, 1999 and 1998 the provision for benefits is $2.7 million and $3.8 million, respectively. During the year ended March 31, 1998 an agreement was reached with employees of MultiChoice Africa to terminate the post-retirement medical aid benefits plan in exchange for an increase of MultiChoice Africa's annual contributions to the retirement benefit fund. The provision is released to operating results to match the additional contributions to the retirement benefit plan.

                 Notes to the Consolidated Financial Statements
                                  (continued)


                                                              March 31,
                                                     ---------------------------
                                                        1999            1998
                                                     (thousands)     (thousands)
                                                     -----------     -----------

27. Acquisition of subsidiaries, net of cash acquired
Fair value of tangible assets:
Fixed assets ...................................      $ (7,094)      $(23,451)
Investments and loans ..........................            --        (19,638)
Current assets .................................       (13,912)       (25,127)
Current liabilities ............................        16,752         40,865
Long-term liabilities ..........................            --         16,928
Minority interest ..............................           175             --
                                                      --------       --------
                                                        (4,079)       (10,423)
                                                      --------       --------
Carrying value of equity investment ............           107             --
Goodwill .......................................       (47,810)       (31,223)
                                                      --------       --------
Consideration ..................................       (51,782)       (41,646)
                                                      --------       --------
Amounts owing in respect of investments acquired        37,282             --

Cash acquired ..................................         1,255          7,735
                                                      --------       --------
Net cash paid for acquisitions .................      $(13,245)      $(33,911)
                                                      ========       ========


28. Share capital

      On March 23, 1999 in anticipation of a public offering of securities by the Company, shareholders authorized an amendment to the Company's Articles of Association, whereby the Company's 22,789 ordinary shares with a par value of $1 each converted into 7,447,681 Class A Ordinary Shares with no par value and 30,787,319 Class B Ordinary Shares with no par value. The two classes of shares generally have the same rights, except that holders of Class B Ordinary Shares are entitled to three votes per share and holders of Class A Ordinary Shares are entitled to one vote per share. The conversion was accounted for as a stock split; therefore, all shareholders' equity and share data in these financial statements have been retroactively restated to reflect the conversion. Shareholders authorized a total of 167,778,303 Ordinary Shares divided into 103,468,878 Class A Ordinary Shares, 55,920,509 Class B Ordinary Shares and 8,388,916 Preference Shares with no par value.

      During April 1999, the Company issued 10,435,000 Class A Ordinary Shares in an initial public offering for net proceeds of $174.7 million. Simultaneously with the completion of the public offering, the $46.2 million note payable to Thomson converted into 2,581,775 Class A Ordinary Shares.

29. Differences between IAS and United States Generally Accepted Accounting Principles

      The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from accounting principles generally accepted in the United States (US GAAP).

      The only significant difference which affects the Company's results and shareholders' equity relates to the accounting for its investment in UBC. Under IAS the investment in UBC is carried at cost through June 30, 1998. In June 1998 the Company increased its shareholding in UBC to approximately 26.1% and, as a result, exercises significant influence in UBC. Under IAS the Company thereafter applies the equity method of accounting for UBC. US GAAP requires a retroactive adjustment of financial statements for an investee that was previously accounted for on a basis other than the equity method when that investee becomes qualified for use of the equity method. The adjustment therefore reflects the effect of applying the equity method to the investment in UBC determined under US GAAP. The initial investment in UBC occurred in March 1997, and the effect on the year ended March 31, 1997 is not material.

                 Notes to the Consolidated Financial Statements
                                  (continued)


                                                                 Year ended March 31,
                                                            ------------------------------
                                                               1999               1998
                                                            (thousands)        (thousands)
                                                            -----------        -----------
I Reconciliation of net loss and shareholders' equity
(in thousands, except per share data):

Net loss under IAS ..................................      $    (68,839)      $    (63,802)
US GAAP adjustment:
Equity accounting for UBC ...........................            (5,193)           (15,482)
                                                           ------------       ------------
Net loss under US GAAP ..............................      $    (74,032)      $    (79,284)
                                                           ============       ============
Weighted average common shares outstanding ..........        38,235,000         38,235,000
                                                           ============       ============
Net loss per share under US GAAP ....................      $      (1.94)      $      (2.07)
                                                           ============       ============
Net loss under US GAAP consists of:
Loss from continuing operations .....................      $    (70,203)      $    (75,348)
Discontinued operations .............................            (3,829)            (3,936)
                                                           ------------       ------------
Net loss ............................................      $    (74,032)      $    (79,284)
                                                           ============       ============
Per share amounts:
  Continuing operations .............................      $      (1.84)      $      (1.97)
  Discontinued operations ...........................             (0.10)             (0.10)
                                                           ------------       ------------
Net loss per share under US GAAP ....................      $      (1.94)      $      (2.07)
                                                           ============       ============
Reconciliation of shareholders' equity:
Total shareholders' equity under IAS ................      $    176,683       $    253,573
US GAAP adjustment:
Equity accounting for UBC ...........................           (29,930)           (24,883)
                                                           ------------       ------------
Total shareholders' equity under US GAAP ............      $    146,753       $    228,690
                                                           ============       ============


II Additional disclosure requirements

      (a) Certain risks and concentrations

      The Company is exposed to certain concentrations of credit risk relating to its cash and current investments. The Company places its cash and current investments with high-quality institutions. The Company's policy is designed to limit exposure with any one institution and to invest its excess cash in low-risk investment accounts. The Company has not experienced any losses on such accounts. As of March 31, 1999 cash and current investments were held with numerous financial institutions.

      The Company's digital programming is or will be transmitted to customers through different satellites around the world, and in certain regions its terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, the Company receives a significant amount of its programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations. Although the Company has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the Company. Disruption of the transmissions of satellites could have a material adverse effect on the Company.

                 Notes to the Consolidated Financial Statements
                                   (continued)

II Additional disclosure requirements (continued)

      (b) Stock-based compensation

      Through March 31, 1999 MIH management and employees participate in the Stock Option Plan (the Plan) of the Company's parent MIH Holdings Limited
(MIHH). Under the Plan, MIHH may grant options to its employees for up to 26.4 million shares of MIHH's common stock. Stock options may be granted with an exercise price not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth year after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.


                                                             Year ended March 31,
                                            ----------------------------------------------------
                                                     1999                      1998
                                            -------------------------     ----------------------
                                                          Weighted                   Weighted
                                                           average                    average
                                                        exercise price             exercise price
                                             Shares         (Rand)        Shares       (Rand)
                                            ---------       -----         -------       -----
Outstanding at April 1, 1998 and 1997       3,514,976       14.95         734,749       10.40

Granted .............................       2,467,690       11.96       3,082,000       15.79
Exercised ...........................        (393,523)      13.56        (150,856)      10.39
Forfeited ...........................        (156,973)      16.15        (150,917)      14.47
                                            ---------       -----         -------       -----
      Outstanding at March 31,1999 and 1998 5,432,170       14.01       3,514,976       14.95
                                            =========       =====       =========       =====


      The following table summarizes information about the stock options outstanding at March 31, 1999:


  Range of        Outstanding                         Weighted           Exercisable      Weighted
  exercise           as of         Remaining           average             as of           average
   price           March 31,    contractual life    exercise price        March 31,     exercise price
   (Rand)            1999          (years)             (Rand)               1999           (Rand)
  --------        ----------    ----------------    --------------        ---------     --------------
 5.60 - 10.00        500,526         7.93                8.58              146,106          6.63
10.01 - 15.00      2,990,265         9.02               12.37              255,671         12.50
15.01 - 22.50      1,991,379         8.29               16.39


      For purposes of US GAAP, the Company applies Accounting Principles Board
(APB) Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:


                                                                Year ended           Year ended
                                                              March 31, 1999       March 31, 1998
                                                              --------------       --------------

(in thousands except for per share data)

Net loss                        As reported                     $  (68,839)          $ (63,802)
                                Pro forma                          (70,079)            (64,678)
Net loss per share              As reported                          (1.80)              (1.67)
                                Pro forma                            (1,83)              (1.69)


      The weighted average grant date fair value of options granted during fiscal 1999 was R6.19. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during fiscal 1999, respectively: dividend yield of 0%; expected volatility of 30%; an expected risk-free interest rate of 14.9% and 12.7%, for 1998 and 1999, respectively; and an expected life of six years.

      On March 25, 1999, the Company established the MIH Limited Share Scheme under which it may award options for no more than 10% of the total number of Ordinary Shares.

                 Notes to the Consolidated Financial Statements
                                   (continued)

II Additional disclosure requirements (continued)

      (c) Restricted net assets

      The net assets of certain of MIH Limited's subsidiaries and associates are subject to regulatory restrictions with regard to the transfer of such assets to MIH Limited in the form of loans, advances or cash dividends without the consent of regulatory authorities. The restrictions primarily relate to foreign exchange control regulations in South Africa, which prescribe that South African residents and companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve Bank. These exchange control regulations effectively prevent MIH Limited from receiving distributions from its South African subsidiaries, without regulatory approval. The total net assets of subsidiaries subject to such restriction as of March 31, 1999, amounts to approximately $70.3 million (1998: $120.5 million).

      The following are the condensed balance sheets and statements of operations and cash flow for MIH Limited as of March 31, 1999 and 1998 and the years then ended. Investments in subsidiaries, associated and joint venture companies are accounted for using the equity method of accounting.

Balance sheets


                                                               March 31,
                                                      ----------------------------
                                                         1999             1998
                                                      (thousands)      (thousands)
                                                      -----------      -----------
                       ASSETS

Current assets
  Cash and cash equivalents .....................      $   5,669       $  89,226
  Other receivables .............................          2,207              --

Net amounts owing by related parties ............          4,525           5,370
                                                       ---------       ---------
                                                          12,401          94,596
Non-current assets

  Long-term investments .........................        299,801         225,400
                                                       ---------       ---------
       Total assets .............................      $ 312,202       $ 319,996
                                                       =========       =========

                   LIABILITIES

Current liabilities
  Current portion of long-term debt .............      $  33,012       $  23,984
  Accrued expenses and other current liabilities          46,880          10,568
  Amounts owing to related parties ..............         55,627              --

Provisions ......................................             --          31,871
                                                       ---------       ---------
       Total liabilities ........................        135,519          66,423
                                                       ---------       ---------

                SHAREHOLDERS' EQUITY

Share capital ...................................        589,552         589,552
Accumulated loss ................................       (382,386)       (313,547)

Foreign currency translation adjustment .........        (30,483)        (22,432)
                                                       ---------       ---------
        Total shareholders' equity ..............        176,683         253,573
                                                       ---------       ---------
        Total liabilities and shareholders' equity     $ 312,202       $ 319,996
                                                       =========       =========


                 Notes to the Consolidated Financial Statements
                                  (continued)


                                                                     Year ended March 31,
                                                                 ---------------------------
                                                                    1999             1998
                                                                 (thousands)     (thousands)
                                                                 -----------     -----------

II Additional disclosure requirements (continued)
Statements of operations
General and administrative expenses .........................      $ (2,850)      $ (6,587)
Financial results, net ......................................        (4,181)         8,311
Equity results in associates, joint ventures and subsidiaries       (92,901)       (59,812)
Profit on sale of joint venture .............................        31,093             --
Income taxation .............................................            --         (5,714)
                                                                   --------       --------
Net loss for the year .......................................      $(68,839)      $(63,802)
                                                                   ========       ========

Statements of cash flow

Net cash used in operating activities .......................      $ (2,850)      $(20,528)
                                                                   --------       --------
Disposal of investments .....................................            --        269,222
Acquisition of associates and subsidiaries ..................       (76,214)      (103,474)
                                                                   --------       --------
Net cash used in investing activities .......................       (76,214)      (165,748)
                                                                   --------       --------
Finance (cost)/income .......................................        (4,181)         2,488
Dividends paid ..............................................            --        (51,816)
Bank overdrafts repaid ......................................            --        (12,720)
                                                                   --------       --------
Net cash used in financing activities .......................        (4,181)       (62,048)
                                                                   --------       --------
Net (decrease)/increase in cash and cash equivalents ........       (83,245)        83,172
Cash and cash equivalents at beginning of year ..............        89,226          6,728
Translation adjustment on cash and cash equivalents .........          (312)          (674)
                                                                   --------       --------
Cash and cash equivalents at end of year ....................      $  5,669       $ 89,226
                                                                   ========       ========


                 Notes to the Consolidated Financial Statements
                                   (continued)

II Additional disclosure requirements (continued)

      (d) Significant associates: summarized financial information

      The following are the summarized balance sheets and statements of operations for M-Net/SuperSport, as derived from its audited financial statements and converted to US dollars.


                                                                     M-Net/SuperSport
                                                                 --------------------------
                                                                         March 31,
                                                                 --------------------------
                                                                    1999           1998
                                                                 (thousands)     (thousands)
                                                                 -----------     ----------
Current assets ..............................................      $ 55,419       $157,300
Non-current assets ..........................................        70,815         74,325)
                                                                   --------       --------
Total assets ................................................       126,233       (231,625)
                                                                   --------       --------
Current liabilities .........................................        43,339        137,107
Non-current liabilities .....................................         5,944         29,586
                                                                   --------       --------
Total liabilities ...........................................        49,283        166,693
                                                                   --------       --------
Total shareholders' equity ..................................        76,951         64,932
                                                                   --------       --------
Total liabilities and shareholders' equity ..................      $126,233       $231,625
                                                                   ========       ========

                                                                      Year ended March 31,
                                                                 --------------------------
                                                                    1999            1998
                                                                 (thousands)     (thousands)
                                                                 -----------     -----------

Net sales ...................................................      $231,060       $216,971
                                                                   --------       --------
Operating profit ............................................        23,596         28,053
Net profit ..................................................        11,946         10,446


      (e) Comprehensive income


                                                              Year ended March 31,
                                                     -------------------------------------
                                                        1999         1998           1997
                                                     --------      --------       --------
Net (loss)/profit .....................              $(68,839)     $(63,802)      $409,164
Foreign currency translation adjustment                (8,051)      (32,461)        17,958
                                                     --------      --------       --------
Comprehensive (loss)/profit ...........              $(76,890)     $(96,263)      $427,122
                                                     ========      ========       ========


                 Notes to the Consolidated Financial Statements

                                   (continued)

II Additional disclosure requirements (continued)

      (f) Recently issued accounting standards

      SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 1999. It will be effective for the Company's financial statements for the year ended March 31, 2001 unless the required implementation date is postponed by the FSAB. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. Management is currently assessing the impact of adopting this statement on its financial statements.

      In July of 1997 the International Accounting Standards Committee (IASC) issued International Accounting Standard (IAS) 1 (revised) "Disclosure of Accounting Policies". IAS 1 will be effective for the Company's financial statements for the year ending March 31, 2000. IAS 1 defines overall considerations for financial statements and prescribes the minimum structure and content of four basic financial statements (Balance sheet, Income statement, Cash flow statement, and Statement showing changes in equity), including certain information required on the financial statements. IAS 1 also addresses various issues in disclosures in financial statements. The Company believes that it has complied with the main provisions of this standard and does not believe that this standard will have a significant influence on the Company's financial statements.

      The IAS has issued IAS 17 (revised 1997), "Leases", which supersedes IAS 17, "Accounting for Leases" and is operative for financial statements covering periods beginning on or after January 1, 1999. The changes from the original IAS 17 do not fundamentally alter the accounting treatments. The Company does not expect a material impact on its financial statements as a result of adopting IAS 17 (revised 1997).

      In January 1998 the IASC issued IAS 19 (revised 1998) "Employee Benefits", which supersedes IAS 19 "Retirement Benefit Costs". It will be effective for the Company's financial statements for the year ending March 31, 2000. The revised standard applies a uniform accounting model to pension benefits and other short-term employee benefits such as compensated absences, as well as other post-employment benefits and termination benefits. It also requires disclosure of equity compensation benefits. IAS 19 (revised 1998) also changes certain key provisions with respect to defined benefit plans. For example, all companies must use the projected unit credit method to measure their pension expense and pension obligation. The Company is currently assessing the impact that this standard may have on the Company's financial statements.

      In June of 1998 the IASC issued IAS 35 "Discontinuing Operations". IAS 35 will be effective for the Company's financial statements for the year ending March 31, 2000. IAS 35 is a presentation and disclosure standard. It requires that enterprises follow the recognition and measurement principles in other IAS standards. The standard defines the situations in which disclosures must be made by the enterprise for a discontinuing operation. Appendices to IAS 35 also provide (a) illustrative disclosure and (b) guidance on how prior period information should be restated to conform to the presentation requirement of IAS
35. The Company believes that it has complied with the provisions of this standard and does not believe that this standard will have a significant influence on the Company's financial statements.

      In June of 1998 the IASC issued IAS 36 "Impairment of Assets". IAS 36 will be effective for the Company's financial statements for the year ending March 31, 2001. IAS 36 establishes the procedures that an enterprise should apply to ensure that its assets are not overstated in the financial statements. It also prescribes the method an enterprise should use to assess the amount to be recovered from an asset and the timing when an enterprise should account for an impairment loss. Under IAS 36, an impairment loss should be recognized whenever the recoverable amount of an asset is less than its carrying amount. The Company is currently assessing the impact that this standard may have on its financial statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                To the directors and shareholders of MIH Limited

      We have audited the accompanying combined balance sheet of the Acquired MIH Businesses (predecessor to MIH Limited) as of March 31, 1997 and the related combined statement of operations and cash flow and changes in net deficit for the year ended March 31, 1997. These combined financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the Republic of South Africa, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Acquired MIH Businesses (predecessor to MIH Limited) as of March 31, 1997 and the combined results of their operations and cash flow for each of the two years in the period ended March 31, 1997, in conformity with International Accounting Standards. International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter had no material effect on the determination of the combined results for the year ended March 31, 1997 and the net deficit as of March 31, 1997. The additional disclosure requirements are summarized in Note 24 to the combined financial statements.

Coopers & Lybrand

Chartered Accountants (SA)

Registered Accountants and Auditors

Johannesburg

Republic of South Africa

June 15, 1997

              Acquired MIH Businesses (Predecessor to MIH Limited)
                             Combined Balance Sheet
                                 March 31, 1997
                          (In thousands of US dollars)

                                                             Notes       1997
                                                           ---------  ---------
                      ASSETS

Current Assets

  Cash and cash equivalents ........................                  $  53,908
  Accounts receivable, net .........................            4        22,331
  Other receivables ................................            5        21,292
  Program and film rights ..........................           10        32,599
  Amounts owing by related parties .................           17        10,247
  Inventories, net .................................            6        12,781
                                                                      ---------
    Total current assets ...........................                    153,158
                                                                      ---------

Non-Current Assets

  Tangible fixed assets, net .......................            8        87,449
  Long-term investments ............................            9        23,672

  Program and film rights ..........................           10        22,874
                                                                      ---------
  Total non-current assets .........................                    133,995
                                                                      ---------
    TOTAL ASSETS ...................................                  $ 287,153
                                                                      =========
                   LIABILITIES

Current Liabilities

  Bank overdrafts ..................................                  $     753
  Current portion of long-term debt ................           13        15,476
  Current portion of program and film rights .......           13         7,251
  Accounts payable .................................                     42,540
  Accrued expenses and other current liabilities ...           11        79,673
  Amounts owing to related parties .................           17        83,817
  Provisions .......................................           12        16,865
                                                                      ---------
    Total current liabilities ......................                    246,375
                                                                      ---------
Non-Current Liabilities

  Long-term debt ...................................           13        60,610

  Program and film rights ..........................           13        30,758
                                                                      ---------
    Total non-current liabilities ..................                     91,368
                                                                      ---------
    TOTAL LIABILITIES ..............................                    337,743
                                                                      ---------
  Commitments and contingencies ....................         19              --

    NET DEFICIT ....................................                    (50,590)
                                                                      ---------
    TOTAL LIABILITIES AND NET DEFICIT ..............                  $ 287,153
                                                                      =========



The accompanying notes are an integral part of these combined financial statements.

              Acquired MIH Businesses (Predecessor to MIH Limited)
                        Combined Statement of Operations
                       for the year ended March 31, 1997
                          (In thousands of US dollars)

                                                             Notes       1997
                                                           ---------  ---------
Net revenues ............................................      14     $ 391,898

Operating expenses:
  Cost of providing services ............................             (259,391)
  Selling, general and administrative ...................             (140,446)
  Depreciation and amortization .........................              (16,191)
                                                                      ---------
Total operating expenses ................................             (416,028)
                                                                      ---------
Operating loss ..........................................              (24,130)
Financial results, net ..................................      15       (5,267)
Equity results in joint ventures ........................                1,144
Equity results in associates ............................                2,644
                                                                      ---------
Loss before taxation ....................................              (25,609)
                                                                      ---------
Income taxation .........................................      16        (1,158)
                                                                      ---------
Loss after taxation .....................................              (26,767)

Minority interest .......................................                  738
                                                                      ---------
  Net loss ..............................................            $ (26,029)
                                                                      =========



The accompanying notes are an integral part of these combined financial statements.

              Acquired MIH Businesses (Predecessor to MIH Limited)
                        Combined Statement of Cash Flow
                       for the year ended March 31, 1997
                          (In thousands of US dollars)

                                                                          1997
                                                                       --------
Cash flows from operating activities
Operating loss                                                         $(24,130)

Adjustments for:
  Depreciation and amortization .....................................    16,191
  Amortization of program and film rights ...........................    18,796
  Taxation refunded .................................................     3,863
  Loss on sale of tangible fixed assets .............................     5,223
  Increase in receivables ...........................................     3,934
  Payments for program and film rights ..............................   (32,747)
  Net increase in amounts owing to related parties ..................    27,139
  Increase in inventories ...........................................      (964)
  Increase in payables ..............................................    53,509
  Decrease in current portion of long-term debt to related parties ..    (2,268)
                                                                       --------
    Net cash from operating activities ..............................    68,546
                                                                       --------
Cash flows from investing activities
Purchase of tangible fixed assets ...................................   (17,649)
Proceeds on sale of tangible fixed assets ...........................     4,227
Dividends received from associates ..................................     1,490
Investments acquired ................................................      (658)
Increase in unsecured loan ..........................................    (2,050)
                                                                       --------
    Net cash used in investing activities ...........................   (14,640)
                                                                       --------
Cash flows from financing activities
Finance costs .......................................................    (5,267)
Funds raised from outside shareholders ..............................       738
Long-term debt raised ...............................................    27,174
Long-term debt repaid from related party ............................   (11,272)
Capital leases repaid ...............................................   (18,422)
Bank overdrafts repaid ..............................................    (6,219)
                                                                       --------
    Net cash used in financing activities ...........................   (13,268)
                                                                       --------
Net increase in cash and cash equivalents ...........................    40,638

Cash and cash equivalents at the beginning of the year ..............    15,063

Translation adjustment on cash and cash equivalents .................    (1,793)
                                                                       --------
Cash and cash equivalents at end of the year ........................  $ 53,908
                                                                       ========

The accompanying notes are an integral part of these combined financial statements.

              Acquired MIH Businesses (predecessor to MIH Limited)
                  Combined Statement of Changes in Net Deficit
                       for the year ended March 31, 1997
                          (in thousands of US dollars)

                                            Myriad Africa      NetMed         Total
                                             (thousands)    (thousands)    (thousands)
                                             -----------    -----------    -----------
Share capital
At March 31, 1997 ........................            48             26             74
                                             -----------    -----------    -----------
Share premium
At March 31, 1997 ........................        24,869             --         24,869
                                             -----------    -----------    -----------
Accumulated loss
At March 31, 1996 ........................         9,482        (65,390)       (55,908)
Loss for the year ........................        (8,175)       (20,914)       (29,089)
                                             -----------    -----------    -----------
March 31, 1997 ...........................   $    (1,307)   $   (86,304)   $   (84,997)
                                             -----------    -----------    -----------
Foreign currency translation adjustment
At March 31, 1996 ........................        (1,801)         1,266           (535)
Translation adjustment ...................           319          7,779          8,098
                                             -----------    -----------    -----------
March 31, 1997 ...........................   $    (1,482)   $     9,045    $     7,563
                                             -----------    -----------    -----------
Total combined net deficit
At March 31, 1996 ........................        32,598        (64,098)       (31,500)
Net loss .................................        (8,175)       (20,914)       (29,089)
Translation adjustment ...................           319          7,779          8,098
                                             -----------    -----------    -----------
March 31, 1997 ...........................   $    24,742    $   (77,233)   $   (52,491)
                                             -----------    -----------    -----------
Equity investment in Irdeto ..............                                       1,901
                                             -----------    -----------    -----------
Combined net deficit .....................   $   (50,590)
                                             ===========    ===========    ===========

Difference between the total net loss for the years ended March 31, 1997 and the net loss recorded in the statements of operations amounting to $3,060, and the difference between the total net deficit at March 31, 1997 and the net deficit in the combined balance sheet amounting to $1,901 is attributable to Irdeto, an equity investment which is included in the Acquired MIH Businesses (note 3(a)).

The accompanying notes are an integral part of these combined financial statements.

               Acquired MIH Business (Predecessor to MIH Limited)
                   Notes to the Combined Financial Statements

1. Description of business and basis of presentation

      These combined financial statements include the accounts of Myriad Africa B.V. ("Myriad Africa"), NetMed B.V. ("NetMed"), and equity investments in MultiChoice Middle East Holdings Inc. ("MultiChoice Middle East"), Irdeto B.V. ("Irdeto") and their subsidiaries (collectively referred to as the "Acquired MIH Businesses"). The Acquired MIH Businesses are the predecessor to MIH Limited ("MIH") and subsidiaries. Historically, no combined financial statements have been prepared for the Acquired MIH Businesses. The reason for the presentation of the combined financial statements of the Acquired MIH Businesses is to provide financial statements for the year ended March 31, 1997 that are comparable to the MIH consolidated financial statements for the year ended March 31, 1998 which include MIH and the Acquired MIH Businesses after the Canal+ transaction described in Note 2.

      The principal activities of the Acquired MIH Businesses are the provision of pay-television and subscriber management services ("pay-television services") and the development of pay-television technology. These activities are conducted primarily in Africa, Greece, Cyprus, the Middle East and in the Netherlands.

2. Canal+ transaction

      Until March 31, 1997, the Acquired MIH Businesses were collectively part of the Network Holdings S.A. Group ("NetHold"), a joint venture between MIH and Compagnie Richemont A.G. ("Richemont"). The principal activities of NetHold included pay-television services operations through its subsidiaries and equity investments in Africa, Greece, Cyprus, the Middle East, Benelux, Italy and Scandinavia. Additionally, NetHold held 100% of the share capital of Irdeto, a decoder technology company. Effective March 31, 1997, MIH sold its interest in NetHold to Canal+ in exchange for a 5% share in Canal+ and NetHold's pay-television services businesses in Greece and Cyprus (NetMed), Africa (Myriad Africa) and the Middle East (MultiChoice Middle East) and subsequently acquired a 49% share in Irdeto.

3. Principal accounting policies and reporting currency

      The combined financial statements are based on International Accounting Standards ("IAS") issued by the International Accounting Standards Committee and have been prepared on the historical cost basis.

      The Acquired MIH Businesses have adopted the US dollar as their reporting currency. Notwithstanding the US dollar reporting currency, the Acquired MIH Businesses measure separately the transactions of each of their material operations using the particular currency of the primary economic environment in which the operation conducts its business (its functional currency).

      The financial statements have been translated from functional currencies to the reporting currency by translating assets and liabilities, both monetary and non-monetary, and including goodwill and other intangible assets which arise as a result of equity investments in entities, at the closing rate at each balance sheet date. Income and expense items are translated at exchange rates at the dates of the transactions or average rates. All resulting exchange differences are included in equity.

      Preparation of the combined financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (a) Basis of combination

      The combined financial statements include the consolidated accounts of Myriad Africa (including its equity investment in MultiChoice Middle East) and NetMed and an equity investment in Irdeto. Included in Note 9 is a listing of the significant companies included in the combined financial statements. The structure of the Acquired MIH Businesses has not changed during the periods presented in these combined financial statements.

      An inter-company loan owing by the Acquired MIH Businesses to another NetHold subsidiary, which was acquired by MIH, has been included in net deficit.

      All inter-company transactions are eliminated as part of the combination process, and the interest of the minority shareholders in the combined equity and the combined results of the Acquired MIH Businesses are shown separately in the Combined Balance Sheet and Statement of Operations. For financial reporting purposes, the equity accounts of the Acquired MIH Businesses have been accumulated into a single amount entitled net deficit. Where the losses applicable to the minority shareholders in a consolidated subsidiary exceed the minority interest in the subsidiary, the excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

losses. If the subsidiary subsequently reports profits, the majority interest is allocated to all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

      Companies in which the Acquired MIH Businesses have joint control are accounted for using the equity method with the Acquired MIH Businesses' share of profit and losses included in the Combined Statement of Operations.

      The Acquired MIH Businesses' share of post-acquisition retained profits/losses is added to/deducted from the cost of the joint venture investments in the Combined Balance Sheet.

      Associated companies, in which the Acquired MIH Businesses have significant influence, are accounted for using the equity method with the Acquired MIH Businesses' share of profits and losses included in the Combined Statement of Operations. The Acquired MIH Businesses' share of post-acquisition retained profits/losses is added to/deducted from the cost of the associated company investments in the Combined Balance Sheet.

      Other investments are stated at cost. When necessary a provision is made on the basis of an evaluation of each individual investment for any diminution in value which is considered to be of a permanent nature.

      (b) Foreign currencies

      Individual companies' transactions in currencies other than their functional currency are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward exchange contract. Assets and liabilities in currencies other than their functional currency are translated at year-end rates. Any resulting exchange differences are reflected in the Statement of Operations.

      On combination, assets and liabilities of companies denominated in foreign currencies have been translated at year-end rates. Income and expense items are translated using the annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

      Adjustments from translation have been recorded in the net deficit and are are reflected in the Combined Statement of Operations only upon sale or liquidation of the underlying investments.

      (c) Cash and cash equivalents

      Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

      (d) Trade accounts receivable

      Trade accounts receivable are stated at estimated realizable values and an allowance for doubtful accounts is provided for an amount considered by management to be sufficient to meet probable future losses related to uncollectable amounts.

      (e) Inventories

      Inventories, consisting primarily of decoders and associated components, are stated at the lower of cost or net realizable value. Cost is generally determined on the first-in first-out basis. Where necessary, provision is made for obsolete, slow moving or defective inventories.

      (f) Tangible fixed assets

      Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, based on the following useful lives:

                                                    Years

      Buildings                                        50
      Machinery, furniture and equipment          4 -  10
      Transponders and transmitters                    10
      Decoders                                          2

      Land is not depreciated. Major improvements to leasehold properties are amortized over the period of the respective leases.

      Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to the Statement of Operations.

      (g) Leases

      Assets held under capital lease agreements are treated as tangible fixed assets and the present value of the related lease payments is recorded as a liability. Costs for operating leases are charged to the Statement of Operations in the year that they are incurred.

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

      (h) Sports and film rights

      Film rights are stated at acquisition cost less accumulated amortization. Sports rights are written off upon showing the event and general entertainment and films are amortized on a straight-line basis over the period of the licence or based on showings where the number of showings is limited. Amortization of program and film rights is included in the cost of providing services.

      (i) Taxation

      Provision is made for all taxes payable in respect of taxable profits earned in the year. Deferred taxation is provided at current rates for taxation on all timing differences between values for financial reporting and fiscal purposes under the liability method. No deferred taxation is provided for in respect of timing differences that are anticipated to reverse within the carry-forward period of tax losses.

      (j) Minority interest

      The interest of third parties in subsidiaries of the Acquired MIH Businesses are accounted for on the basis of their share in the underlying equity of the subsidiaries. Through March 31, 1997, the Acquired MIH Businesses recorded losses of $9.2 million, attributable to minority interest.

      (k) Revenue recognition

      The Acquired MIH Businesses generate revenue from subscription fees, decoder sales and rentals, advertising and the performance of other services, net of sales taxes and discounts. Subscription fees are earned over the period of providing services. Technology licensing and other services are recorded upon delivery of products and customer acceptance, if any, or performance of services. Advertizing revenues are recognized upon showing over the period of the advertizing contract.

      (l) Pensions and other postretirement benefits

      The Acquired MIH Businesses have various postretirement and pension plans in accordance with local conditions and practices in the countries in which it operates. The plans are predominantly defined contribution plans. Current contributions to the pension funds operated for employees are charged to the Statement of Operations as incurred.

      (m) Research and development costs

      Research and development costs are expensed in the financial period during which they are incurred. Research and development costs for the years ended March 31, 1997 and 1996 were not material.

      (n) Dividends

      Dividends proposed are payable when declared by the board of directors. Dividends declared by the Acquired MIH Businesses are payable in the functional currency of the respective entity.

      (o) Financial instruments

      The Acquired MIH Businesses enter into foreign currency exchange contracts in order to reduce the impact of certain foreign currency exchange rate fluctuations. Firmly committed transactions and the related receivable and payable may be hedged with forward exchange contracts. Any gains/losses are included in accrued liabilities and are recognized in results when the transaction being hedged is recognized.

      (p) Segment reporting

      The Acquired MIH Businesses have prepared their segmental reporting based on the method of internal reporting, which disaggregates its businesses by service or product and by geography.

4. Accounts receivable

                                                                      March, 31
                                                                        1997
                                                                     ----------
                                                                     (thousands)

Trade accounts receivable ......................                     $   29,398
Less: Provision for doubtful accounts                                    (7,067)
                                                                     ----------
                                                                     $   22,331
                                                                     ==========

      Included in accounts receivable are $22.2 milliony, pre-billed to customers and credit balances which have been recorded as deferred income (Note
11).

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

5. Other receivables

                                                                      March, 31
                                                                         1997
                                                                      ---------
                                                                     (thousands)

Prepayments and accrued income .....................................  $  15,469
Other receivables ..................................................      5,823
                                                                      ---------
                                                                      $  21,292
                                                                      =========

6. Inventories

                                                                      March, 31
                                                                         1997
                                                                      ---------
                                                                     (thousands)

Decoders and associated components .................................  $  19,247
Less: Provision for slow moving and obsolete inventories ...........     (6,466)
                                                                      ---------
                                                                      $  12,781
                                                                      =========

7. Valuation and qualifying accounts

                                                                             Charged to
                                               At March 31,   Translation     costs and     At March 31,
                                                   1996       adjustment       expenses         1997
                                               -----------    -----------    -----------    -----------
                                               (thousands)    (thousands)    (thousands)    (thousands)
Provision for doubtful accounts - Note 4 ...   $    (3,829)   $       456    $    (3,694)   $    (7,067)
                                               -----------    -----------    -----------    -----------
Provision for slow moving and
  obsolete inventories - Note 6 ............        (4,759)           567         (2,274)        (6,466)
                                               -----------    -----------    -----------    -----------
                                               $    (8,588)   $     1,023    $    (5,968)   $   (13,533)
                                               -----------    -----------    -----------    -----------

8. Tangible fixed assets (in thousands)


                                Land, buildings
                                 and leasehold       Machinery, furniture         Transponders
                                 improvements           and equipment           and transmitters        Decoders
                           ----------------------   ----------------------    ----------------------    ---------
                           Purchased      Leased    Purchased      Leased     Purchased      Leased       Leased       Total
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------    ---------
Cost
At March 31, 1996 ......   $   2,793    $      --   $  32,012    $   5,928    $   1,094    $   4,301    $      --    $  46,128
Translation adjustments.        (279)          --      (3,015)        (567)        (105)        (411)          --       (4,377)
Additions ..............         701        9,050       9,291       12,156        7,657       27,547       11,404       77,806
Disposals ..............        (285)          --      (3,963)      (6,114)      (3,484)          --           --      (13,846)
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------    ---------
At March 31, 1997 ......       2,930        9,050      34,325       11,403        5,162       31,437       11,404    $ 105,711
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------    ---------
Accumulated depreciation
At March 31, 1996 ......        (208)          --      (4,320)      (1,795)         (54)        (699)          --       (7,076)
Translation adjustments.          10           --         354          172            5           68           --          609
Charge for the year ....        (178)          --      (5,695)      (4,927)        (744)      (1,276)      (3,371)     (16,191)
Disposals ..............          14           --         910        3,178          294           --           --        4,396
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------    ---------
At March 31, 1997 ......        (362)          --      (8,751)      (3,372)        (499)      (1,907)      (3,371)     (18,262)
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------    ---------
Net book value
At March 31, 1997 ......   $   2,568    $   9,050   $  25,574    $   8,031    $   4,663    $  29,530    $   8,033    $  87,449
                           =========    =========   =========    =========    =========    =========    =========    =========


               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

      The Acquired MIH Businesses lease certain land and buildings, machinery, furniture and equipment, and transponders and transmitters. Commitments for minimum rentals under non-cancellable leases as at March 31, 1997 are as follows:

                                                        Capital        Captial
                                                        leases         leases
                                                      (thousands)    (thousands)
                                                      -----------    -----------
1998 ..............................................   $    12,064    $    33,034
1999 ..............................................        11,618         33,611
2000 ..............................................         8,851         33,615
2001 ..............................................         7,002         33,630
2002 and after ....................................        51,919        143,844
                                                      -----------    -----------
Total minimum lease payments ......................   $    91,454    $   277,734
                                                                     ===========
Less: amount representing interest ................       (42,542)
                                                      -----------
                                                      $    48,912
                                                      ===========

      Operating rental expenses for fiscal 1997 amounted to approximately $37.8 million.

      Capital leases bear interest ranging from 6% - 20% as of March 31, 1997. The weighted average interest rate was 12%.

9. Long-term investments

                                                                    March, 31
                                                                       1997
                                                                   -----------
                                                                   (thousands)

Associates (a)  .................................................  $    12,051
Joint ventures (b) ..............................................        5,265
Unlisted investments ............................................        1,126
Unsecured loans to joint ventures ...............................        5,230
                                                                   -----------
                                                                   $    23,672
                                                                   ===========
(a) Associates
    Electronic Media Network Limited ("M-Net") ..................  $    10,224
    Orbicom (Proprietary) Limited ("Orbicom") ...................           --
    Share of post-acquisition retained profits less losses ......        1,827
                                                                   -----------
                                                                   $    12,051
                                                                   ===========
(b) Joint ventures
    MultiChoice Supplies (Proprietary) Limited
    ("MultiChoice Supplies") ....................................  $     4,790
         Irdeto .................................................           20
    MultiChoice Middle East .....................................          983
    Share of post-acquisition retained profits less losses ......         (528)
                                                                   -----------
                                                                   $     5,265
                                                                   ===========
Market value of listed shares
    M-Net .......................................................  $    71,022
                                                                   ===========


               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

9. Long-term investments (continued)

The following information relates to the Acquired MIH Businesses' significant investments:

                                           March 31,
                                             1997
                                           ---------
Type of investment                             %          Nature of business               Country
Unlisted marketable securities at cost
Cable News Egypt S.A.E.                      10.0         Television                 Egypt

Associates
M-Net                                        20.0         Pay-television             South Africa
Orbicom                                      20.0         Signal distribution        South Africa

Joint ventures
MultiChoice Supplies                         50.0         Decoder rentals            South Africa
Irdeto                                       49.0         Technology development     The Netherlands
MultiChoice Middle East                      45.0         Pay-television             Mauritius

Subsidiaries
Myriad Africa BV                              100         Investment holding         The Netherlands
MultiChoice Africa (Pty) Limited
  ("MultiChoice Africa")                    100.0         Pay-television             South Africa
MultiChoice Africa Limited                  100.0         Investment Holding         British Virgin Islands
NetMed                                      100.0         Investment Holding         The Netherlands
NetMed Hellas S.A.                           52.0         Pay-television             Greece
MultiChoice Hellas S.A.                      52.0         Pay-television             Greece


      The aggregate summarized financial information of the joint ventures at March 31, 1997 is as follows:

                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                     (thousands)

Current assets .................................................    $     2,220
Long-term assets ...............................................          5,485
Current liabilities ............................................         (3,680)
Long-term liabilities ..........................................           (379)
Shareholders' deficit ..........................................         (3,646)

Revenues .......................................................         10,455
Expenses .......................................................        (12,552)
                                                                    -----------
Net loss before taxation .......................................         (2,097)
Taxation benefit/(expense) .....................................             43
                                                                    -----------
Net loss .......................................................    $    (2,054)
                                                                    ===========

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

10. Program and film rights

      The following table sets forth the components of program and film rights, on a gross and net basis:

                                                                            March, 31
                                                                               1997
                                                                           -----------
                                                                           (thousands)
Cost
Program rights .........................................................   $    70,944
Film rights ............................................................        10,291
                                                                           -----------
                                                                                81,235
                                                                           ===========
Accumulated amortization
Program rights .........................................................        17,337
Film rights ............................................................         8,425
                                                                           -----------
                                                                                25,762
                                                                           ===========
Net book value
Program rights .........................................................        53,607
Film rights ............................................................         1,866
                                                                           -----------
                                                                           $    55,473
                                                                           ===========
Classified on the balance sheets as follows:
Currents assets ........................................................   $    32,599
Non-current assets .....................................................        22,874
                                                                           -----------
                                                                           $    55,473
                                                                           ===========

11. Accrued expenses and other current liabilities

                                                                            March, 31
                                                                               1997
                                                                           -----------
                                                                           (thousands)

Deferred income ........................................................   $    22,213
Accrued expenses .......................................................        35,968
Taxes and social securities ............................................         5,086
Other current liabilities ..............................................        16,406
                                                                           -----------
                                                                           $    79,673
                                                                           ===========

12. Provisions

                                                                            March, 31
                                                                               1997
                                                                           -----------
                                                                           (thousands)
Post-retirement benefits ...............................................   $     4,678
Write-down of carrying values of assets in certain African countries ...         5,001
Decoder technology .....................................................         4,098
Programming costs ......................................................         2,885
Other provisions .......................................................           203
                                                                           -----------
                                                                           $    16,865
                                                                           ===========

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

13. Long-term debt and program and film rights

                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                    (thousands)
Long-term debt comprises:
  Capital leases - Note 8 .......................................   $    48,912
  NetHold Finance VOF ...........................................        26,655
  Other long-term debt ..........................................           519
                                                                         76,086
Less: Short-term portion included in current liabilities ........       (15,476)
                                                                    -----------
                                                                    $    60,610
                                                                    ===========


      Program and film rights payable are non-interest bearing and amounts due in future fiscal years are $7.3 million in 1998, $10.7 million in 1999 and $20 million thereafter.

      The loan repayable to Nethold Finance VOF is unsecured and matures on or before October 4, 1998. The loan is denominated in Netherlands guilders and bears interest at 2% above the Amsterdam Inter-bank Benchmark Rate.

      Other long-term debt does not have fixed repayment terms and bears interest at 6%.

      The currency mix of the long-term debt as at March 31, 1997 is:


                                                                             %
                                                                    -----------
Greek drachmae ..................................................          42.0
Netherlands guilder .............................................          24.0
South African rand ..............................................          10.0
European Currency Unit ..........................................          24.0
                                                                    -----------
                                                                          100.0
                                                                    ===========

14. Net revenues


                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                    (thousands)

Subscription revenues ...........................................   $   315,463
Decoder sales and repairs .......................................        60,183
Other ...........................................................        16,252
                                                                    -----------
                                                                    $   391,898
                                                                    ===========

15. Financial results


                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                    (thousands)

Interest income .................................................   $     4,005
Interest expense ................................................        (7,780)
Exchange losses .................................................        (1,492)
                                                                    -----------
                                                                    $    (5,267)
                                                                    ===========

16. Income taxation


                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                    (thousands)
Foreign taxation
  Current .......................................................   $    (1,158)
  Deferred ......................................................            --
                                                                    -----------
Charged against income ..........................................   $    (1,158)
                                                                    ===========

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

      The difference between income taxation expense computed at statutory rates of the respective businesses and income taxation expense provided on earnings is as follows:


                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                    (thousands)
Income taxation benefit at statutory rates ......................   $    10,252
Unprovided timing differences ...................................        (6,107)
Permanent differences:
  Non-deductible charges ........................................        (2,469)
  Expenditure of a capital nature ...............................            54
  Dividends received ............................................          (504)
  Utilisation of losses carried forward .........................        (2,384)
                                                                    -----------
Income taxation expense .........................................   $    (1,158)
                                                                    ===========

      The Acquired MIH Businesses have tax loss carry-forwards of approximately $76.5 million expiring in years 1998 through 2002 and tax losses of $19.5 million which may be carried forward indefinitely.

      The ultimate outcome of additional taxation assessments may vary from the amounts accrued, however, management of the Acquired MIH Businesses believe that any additional taxation liability over and above the amount accrued would not have a material adverse impact on the Acquired MIH Businesses results of operations or financial position.

      Unprovided timing differences are timing differences that are expected to reverse within the carry-forward period of tax losses (note 3(i)) and are, therefore, effectively a valuation allowance.

      The deferred taxation relates to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Acquired MIH Businesses deferred taxation liabilities and assets are summarized below:


                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                    (thousands)

Deferred taxation liabilities

Leased assets ...................................................   $     2,648
Prepayments .....................................................         2,386
                                                                    -----------
Gross deferred taxation liabilities .............................         5,034
                                                                    -----------
Deferred taxation assets
Purchased intangible fixed assets ...............................         2,053
Purchased tangible fixed assets .................................           153
Accounts receivable and other assets ............................           175
Accrued expenses and other current liabilities ..................        21,870
Program and film rights .........................................           566
Leased tangible fixed assets ....................................           209
Deferred income .................................................         6,275

Tax loss carry-forwards .........................................        26,770
                                                                    -----------
Gross deferred taxation assets ..................................        58,071
                                                                    -----------
Net deferred taxation assets ....................................        53,037
Less: Valuation allowance .......................................       (53,037)
                                                                    -----------
                                                                    $        --
                                                                    ===========

The Acquired MIH Businesses have recorded a valuation allowance against the net deferred taxation asset as in management's estimate it is more likely than not that the deferred taxation asset will not be realized, due to the historical operating losses of the Acquired MIH Businesses and timing limits on the tax loss carry-forwards that arose on those losses.

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

17. Related party transactions

      The Acquired MIH Businesses entered into transactions and have balances with a number of affiliated companies, including equity investees, shareholders and entities under common control. Transactions with affiliated companies are summarized in the following table:

                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                    (thousands)
Income
  Satellite transmission costs (a) ..............................   $       227

Costs
  Channel and programming costs (b) .............................   $   137,804
  Satellite transmission costs (c) ..............................        12,767
  Use of broadcasting facilities (d) ............................           741
  Licensing fees (e) ............................................         2,404
                                                                    -----------
                                                                    $   153,716
                                                                    ===========

(a) Certain costs related to the lease, maintenance and insurance of signal distribution are charged on by the Acquired MIH Businesses to one of its affiliated companies.

(b) The Acquired MIH Businesses purchased the right to transmit certain channels and programs from an affiliated company.

(c) The Acquired MIH Businesses are charged by an affiliate for services relating to the lease, maintenance and insurance of signal distribution equipment ranging from ground-stations to satellite transponders.

(d) The Acquired MIH Businesses are charged for the use of broadcasting facilities of an affiliated company.

(e) Licensing fees are charged by an affiliated company for the use certain subscriber technology and software.

      The balances of advances, deposits, receivables and payables between the Acquired MIH Businesses and affiliates are:

                                                                    Year ended
                                                                     March, 31
                                                                        1997
                                                                    -----------
                                                                    (thousands)
Receivables:
  M-Net .........................................................   $     1,000
  Orbicom .......................................................         3,350
  MIH Holdings ..................................................         2,324
  MultiChoice Nigeria ...........................................         3,020
  Other .........................................................           553
                                                                    -----------
                                                                    $    10,247
                                                                    ===========
Payables:
  MIH Limited ...................................................   $    78,527
  NetHold .......................................................            --
  Irdeto ........................................................         4,317
  FilmNet .......................................................            --
  MultiChoice Belgium N.V .......................................           841
  Other .........................................................           132
                                                                    -----------
                                                                    $    83,817
                                                                    ===========


               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

18. Segment and geographic information

      The reportable segments of the Acquired MIH Businesses are those that are based on the Acquired MIH Businesses' method of internal reporting, which disaggregates its businesses by service/product and by geography.

      The Acquired MIH Businesses reportable business segments are pay-television services and technology. The pay-television business segment is conducted in Africa and the Middle East and the Mediterranean. The technology business segment consists of an equity investment in Irdeto, based in The Netherlands. The Acquired MIH Businesses' operations in the Middle East are accounted for by the equity method and are, therefore, included in equity in results of joint ventures below.

      The accounting policies of the segments are identical to the accounting policies described in "Summary of Significant Accounting Policies".

1997 (In thousands)                    Pay television                                   Segmental
                                          services                       Technology       Total
                                      -----------------------------------------------------------
                                          Africa
                                          and the
                                        Middle East   Mediterranean
                                      -----------------------------------------------------------
SALES
External sales ....................     $  306,950      $   83,873        $     --     $  390,823
Inter-segment sales ...............             --           1,075              --          1,075
                                      -----------------------------------------------------------
Total revenue .....................     $  306,950      $   84,948        $     --     $  391,898
                                      ===========================================================
RESULTS

Operating loss ....................     $   (8,953)     $  (15,177)       $     --     $  (24,130)
Depreciation and amortization (a) .         (9,029)         (7,162)             --        (16,191)
Amortization of program and
  film rights .....................             --         (18,796)             --        (18,796)
Operating loss is stated before the
  following items:
Exchange loss .....................         (1,420)            (72)             --         (1,492)
Interest expense ..................         (2,384)         (5,396)             --         (7,780)
Interest income ...................          3,413             592              --          4,005
Equity results in associates ......          2,644              --              --          2,644
Equity results in joint ventures ..         (1,916)             --           3,060          1,144
Income taxation ...................            (19)         (1,139)             --         (1,158)

OTHER INFORMATION

Segment assets ....................        132,995         148,226           5,932        287,153
Investments in equity companies ...         14,242              --           3,074         17,316
Other investments .................          6,356              --              --          6,356
Segment liabilities ...............        116,963         220,780              --        337,743
Capital expenditure ...............          7,841           9,808              --         17,649

19. Commitments and contingencies

      (a) Loans

      MultiChoice Africa is required to lend a joint venture an amount not exceeding $1.6 million, which represents 20% of a banking facility available to fund the acquisition of decoders.

      (b) Loss insurance

      The Acquired MIH Businesses do not generally carry risk of loss insurance for injury to others, damage to the property of others, or interruption of their business operations.

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

20. Foreign currency management

      The currencies of the countries in which the Acquired MIH Businesses operate are also their functional currency. For these operations, all gains and losses from foreign currency transactions are included in current results. The cumulative translation effects for operations using functional currencies other than the US dollar are included in Net Deficit.

      The Acquired MIH Businesses use foreign currency forward exchange contracts, which typically expire within one year, to hedge payments of foreign currencies related to the purchase and sale of goods and services in currencies other than the functional currency. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. The Acquired MIH Businesses had foreign exchange forward contracts on hand at March 31, 1997, hedging South African rand against the US dollar and the British pound sterling. The Acquired MIH Businesses do not currently hold or issue derivative financial instruments for trading purposes.

      The contractual amounts, exchange rates and settlement dates of the outstanding foreign currency forward exchange contracts at March 31, 1997, are set out below:

                                                                 Average
                                                                 exchange                 Settlement
                                               (thousands)        rates                      dates
                                             -----------------------------------------------------------------------
South African rand/US dollars                   $  26,070         5,06        April 30, 1997 to March 27, 1998
South African rand/ British pound sterling      $   1,954         7,12        April 30, 1997 to February 27, 1998

21. Fair value of financial instruments

      The carrying amount of cash and cash equivalents approximates fair value due to the short maturities of these instruments. The value of long-term debt is estimated using discounted cash flows based on the Acquired MIH Businesses' incremental borrowing rates for similar types of borrowings. The value of foreign currency forward exchange contracts is based on quoted market prices. A comparison of the carrying value and fair value of these instruments is as follows:

                                                         March 31, 1997
                                                 -----------------------------
                                                 Carrying value     Fair value
                                                  (thousands)      (thousands)
                                                 --------------    -----------
Assets:
  Cash and cash equivalents                        $  53,908        $  53,908
  Receivables                                         53,870           53,870

Liabilities:
  Payables and provision                             222,895          222,895
  Short-term borrowings                               23,480           23,480
  Long-term debt                                      91,368           91,368

Off-balance-sheet instruments
  Forward exchange contracts                          28,024           24,610

22 Pension fund

      The Acquired MIH Businesses have defined contribution plans covering employees of most of its subsidiaries. The Acquired MIH Businesses' contributions under these plans are based primarily on the performance of the business units and employee compensation. Total contributions amounted to $3.5 million for 1997.

23. Post-retirement benefits

      MultiChoice Africa provides post-retirement medical benefits by way of medical aid contributions. IAS 19 "Retirement Benefit Costs" is effective for periods beginning after January 1, 1995 and requires recognition of the costs of such benefits on an accrual basis. MultiChoice Africa recognized its cumulative actuarially determined liability for post-retirement medical benefits as of April 1, 1995 of $3.9 million. In accordance with IAS 19 and IAS 8, "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" the change has been reported retrospectively through an adjustment of $3.9 million to the opening balance of MultiChoice Africa accumulated results as of April 1, 1995. During the year ended March 31, 1997, an agreement was reached with employees of MultiChoice Africa to terminate the post-retirement medical aid benefits plan in exchange for an increase of MultiChoice Africa's annual contributions to the retirement benefit fund. The provision will be released to operating results to match the additional contributions to the retirement benefit plan.

               Acquired MIH Business (Predecessor to MIH Limited)
             Notes to the Combined Financial Statements (continued)

24. Differences between IAS and United States Generally Accepted Accounting Principles

      The Acquired MIH Businesses' combined financial statements are prepared in accordance with IAS, which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP").

      No material differences exist between the net loss and total net deficit as determined under IAS and US GAAP.

Additional disclosure requirements

      (a) Certain Risks and Concentrations

      The Acquired MIH Businesses are exposed to certain concentrations of credit risk relating to cash and current investments. The Acquired MIH Businesses place cash and current investments with high quality institutions. The Acquired MIH Businesses' policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The Acquired MIH Businesses have not experienced any losses on such accounts. As of March 31, 1997, cash and current investments were held with numerous financial institutions.

      The Acquired MIH Businesses' digital programming is or will be transmitted to customers through different satellites around the world, and in certain regions its terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, the Acquired MIH Businesses receive a significant amount of their programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations. Although the Acquired MIH Businesses have not experienced any significant disruption of its transmissions the operation of the satellites is beyond the control of the Acquired MIH Businesses. Disruption of the transmissions of satellites could have a material adverse effect on the Acquired MIH Businesses.

      (b) Stock based compensation

      MIH management and employees participate in the Stock Option Plan (the "Plan") of MIH Holdings Limited ("MIHH"). Under the Plan MIHH may grant options to its employees for up to 11.8 million shares of MIHH's common stock. Stock options may be granted with an exercise price not less than 100% of the market value of the shares at the time of the grant. One-third of the options generally vest at the anniversary of each of the third, fourth and fifth year after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

                                                                         1997
                                                                   Weighted average
                                                                    exercise price
                                                      Shares            (Rand)
                                                    -------------------------------
Outstanding at April 1, 1996                        $ 898,423            10.26
Granted                                                    --               --
Exercised                                            (111,956)            8.64
Forfeited                                             (51,718)           11.75

Outstanding at March 31, 1997                         734,749            10.40

The following table summarizes information about the stock options outstanding at March 31, 1997:

  Range of         Outstanding                           Weighted       Exercisable     Weighted
  exercise            as of          Remaining           average           as of         average
   prices           March 31,    contractual life     exercise price      March 31,   exercise price
   (Rand)              1997           (years)             (Rand)            1997         (Rand)
  --------         -----------   ----------------     --------------    -----------   --------------
5.60 - 8.50          271,618            5.88               6.82           160,557         6.99
8.51 - 12.50         463,131            7.64              12.50                --           --


      The Acquired MIH Businesses apply Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations for purposes of US GAAP in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan. Under SFAS No. 123, "Accounting for Stock-Based Compensation"("SFAS 123"), the compensation cost for the Acquired MIH Businesses is determined based on the fair value at the grant date of stock options awarded under the plan. No stock options were granted under the Plan between April 1, 1995, the effective date of SFAS 123 to be used by the Acquired MIH Businesses for purposes of calculating the impact of SFAS 123, and March 31, 1997. The application of SFAS 123 therefore does not have an impact on the reported net loss of the Acquired MIH Businesses.

                                 AUDITORS'REPORT

  To the Shareholders of United Broadcasting Corporation Public Company Limited

      We have audited the accompanying consolidated balance sheet of United Broadcasting Corporation Public Company Limited and its subsidiaries as at March 31, 1999 and the related statement of loss and deficit, change in shareholders' equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      As set out in note 2, the consolidated financial statements for the year ended March 31, 1999 have been prepared for stock exchange compliance purposes of a shareholder of the Company. The consolidated financial statements for the year ended March 31, 1999 are prepared in accordance with and comply with accounting principles generally accepted in Thailand, except that no comparative information has been presented. Our opinion is not qualified in this respect.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Broadcasting Corporation Public Company Limited and its subsidiaries as at March 31, 1999 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Thailand.

      We draw attention to Note 33 which is marked "unaudited". Information regarding the Year 2000 issue as presented in this note has not been subjected to auditing procedures, and accordingly, we express no opinion on it.

      Generally accepted accounting principles in Thailand vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of the latter would have affected the determination of consolidated results for the year ended March 31, 1999 and shareholders' equity as of March 31, 1999 to the extent summarised in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers
Bangkok

August 24, 1999




                           Consolidated Balance Sheet
                                 March 31, 1999
                          (in thousands of US dollars)


                                                                 Notes     As at March 31, 1999
                                                                           --------------------

             ASSETS
Current assets
  Cash in hand and at banks ................................          5         $  58,317
  Short term investments ...................................          6               234
  Trade receivables - net ..................................          7             3,852
  Amounts due from related companies .......................          8             1,747
  Inventories, net .........................................          9             5,164
  Other current assets .....................................         10            11,826
                                                                                ---------
    Total current assets ...................................                       81,140
  Non-current assets
  Investments held to maturity .............................         11                38
  Property, plant and equipment, net .......................         12           145,235
  Equipment held under concession agreements, net ..........         13             6,560
  Deferred charges, net ....................................         13             7,889
  Other ....................................................                        1,004
                                                                                ---------
    Total non-current assets ...............................                      160,826
                                                                                ---------
  TOTAL ASSETS .............................................                      241,966
                                                                                =========
  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable - trade .................................                       36,953
  Advances from customers ..................................                        3,354
  Short term loans and advances from related parties .......          8               670
  Current portion of obligations under finance leases ......         15             2,124
  Accrued expenses .........................................         14             5,471
  Provisions for liabilities and charges ...................       8,18             5,182
  Other current liabilities ................................                        3,426
                                                                                ---------
    Total current liabilities ..............................                       57,180
                                                                                ---------
Non-current liabilities
  Foreign subsidiaries provision ...........................                        6,483
  Obligations under finance leases .........................         15            54,765
  Other liabilities ........................................         19             7,363
                                                                                ---------
Non-current liabilities ....................................                       68,611
                                                                                ---------
  TOTAL LIABILITIES ........................................                      125,791
                                                                                ---------
Minorities' interest in subsidiaries .......................         21             2,431

          SHAREHOLDERS' EQUITY
Share capital ..............................................         22           183,877
Share premium ..............................................         22           157,265
Retained deficit
  Appropriated - legal reserve .............................                          380
  Unappropriated ...........................................                     (249,817)
  Foreign currency translation adjustment ..................                       22,039
                                                                                ---------
TOTAL SHAREHOLDERS'EQUITY ..................................                      113,744
                                                                                ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................                    $ 241,966
                                                                                =========


The accompanying notes are an integral part of these financial statements.

                         Consolidated Statement of Loss
                       for the year ended March 31, 1999
                          (in thousands of US dollars)

                                                      Notes      Consolidated
                                                                 ------------
                                                                      1999
Net revenues
  Subscriber-based television service ................            $  72,050
  Equipment installation .............................                5,852
  Other services .....................................                1,277
  Interest income ....................................     24         3,196
  Other income .......................................                1,800
                                                                  ---------
    Total revenues ...................................               84,175
                                                                  ---------
Expenses
  Cost of service and equipment installation .........              105,397
  Cost of sales ......................................                  719
  Selling and administrative expenses ................               29,231
  Directors'remuneration .............................     23             6
  Loss on exchange rate ..............................     24         4,624
  Interest expense ...................................     24        12,622
  Other expenses .....................................     25        18,420
  Abnormal non-recurring items .......................     26         5,017
  Income tax expense .................................                   --
                                                                  ---------
Total expenses .......................................              176,036
                                                                  ---------
Net loss before minority interest ....................              (91,861)
Share of net loss in subsidiaries to minority interest     21           764
                                                                  ---------
Net loss .............................................            $ (91,097)
                                                                  =========
  Loss per share (US $ per share)
  Basic and diluted loss  share before considering
  minority interests .................................     27         (0.14)
  Less share in net basic and diluted loss to
  minority interest ..................................                   --
                                                                  ---------
Basic and diluted loss per share .....................                (0.14)
                                                                  =========

The accompanying notes are an integral part of these financial statements.

            Consolidated Statement of Changes in Shareholders' Equity
                        for the year ended March 31, 1999
                          (in thousands of US dollars)

                                                          Notes     Consolidated
                                                                    ------------
                                                                         1999
Share capital
Common shares
  Balance at beginning of year .....................                  $  61,990
  Increase during the year .........................                    121,887
                                                                      ---------
  Balance at end of year ...........................                    183,877
                                                                      ---------
Premium on share capital
  Balance at beginning of year .....................                     58,520
  Increase during the year .........................                     98,745
                                                                      ---------
  Balance at end of year ...........................                    157,265
                                                                      ---------
Retained earnings (deficit)
Appropriated - legal reserve
  Balance at beginning of year .....................                        380
  Increase during the year .........................                         --
                                                                      ---------
  Balance at end of year ...........................                        380
                                                                      ---------
Deficit
  Balance at beginning of year .....................                   (105,447)
  Increase during the year - net loss ..............                    (91,097)
  Increase during the year - goodwill ..............        29          (53,273)
                                                                      ---------
Balance at end of year .............................                   (249,817)
                                                                      ---------

Foreign currency translation adjustment
  Balance at beginning of year .....................                     (2,245)
  Increase during the year .........................                     24,284
                                                                      ---------
  Balance at end of year ...........................                     22,039
                                                                      ---------
Total shareholders' equity .........................                  $ 113,744
                                                                      =========

The accompanying notes are an integral part of these financial statements.

            Consolidated Statement of Deficit in Shareholders' Equity
                        for the year ended March 31, 1999
                          (in thousands of US dollars)


                                                           Notes    Consolidated
                                                                    ------------

                                                                       1999
Deficit
  Deficit at beginning of year .........................            $(105,447)
  Net loss for the year ................................              (91,097)
  Excess of the costs of investments in
  subsidiaries over their book values ..................     29       (53,273)
                                                                    -----------
                                                                     (144,370)
                                                                    -----------
  Deficit at end of year ...............................             (249,817)
                                                                    -----------
Appropriated retained earnings
Legal reserve ..........................................                  380
                                                                    -----------
Foreign currency translation adjustment
  Balance at beginning of year .........................               (2,245)

  Exchange translation .................................               24,284
                                                                    -----------

  Balance at end of year ...............................               22,039

Total deficit at end of year ...........................            $(227,398)
                                                                    ===========

The accompanying notes are an integral part of these financial statements.


                        Consolidated Cash Flow Statement
                       for the year ended March 31, 1999
                          (in thousands of US dollars)


                                                      Notes         Consolidated
                                                                    ------------
                                                                         1999
Cash flows from operating activities
  Cash outflows from operations ..........................     28     $ (47,861)
  Interest received ......................................                3,285
  Interest paid ..........................................              (12,623)
  Tax paid ...............................................                   --
                                                                      ---------
Net cash from operating activities .......................              (57,199)

Cash flow from investing activities
  Net decrease in short term investments .................                1,891
  Net increase in short term loans to related parties ....                2,392
  Addition to investment in shares of subsidiaries .......              (46,990)
  Addition to other investments ..........................               (3,832)
  Purchase of leasehold improvements and equipment .......              (61,699)
  Addition to cost of subscriber based television
  network ................................................                 (333)
  Addition to investment in deferred charges .............              (20,155)
  Exchange rate adjustments derived from the
    translation of foreign subsidiaries' financial
    statements ...........................................                  390
                                                                      ---------
Net cash used in investing activities ....................             (128,336)
Cash flows from financing activities
  Increase in share capital ..............................              239,587
  Installments paid for finance lease ....................               (1,413)
  Loan from bank .........................................               (5,595)
                                                                      ---------
Net cash used in financing activities ....................              232,579
                                                                      ---------
Increase in cash and cash equivalents ....................               47,044
                                                                      ---------
Movement in cash and cash equivalents
  At start of year .......................................                7,445
  Increase in year .......................................               47,044
  Cash of subsidiaries of which the related share
  capital were acquired on May 5, 1998 ...................                2,006

  Exchange translation in cash and cost equivalents ......                1,822
                                                                      ---------
At end of year ...........................................      5     $  58,317
                                                                      =========


The accompanying notes are an integral part of these financial statements.


                 Notes to the Consolidated Financial Statements (In the notes all amounts are shown in US$ thousands unless otherwise stated)

 1. General information

      The principal business operations of the Company and its subsidiaries are summarised as follows:

      The Company and a subsidiary, namely UBC Cable Network Public Company Limited ("UBC Cable") are engaged in the operations of subscriber-based television networks (Digital Satellite Television and Cable Television, respectively) under concessions received from the Mass Communication Organization of Thailand, under agreements dated April 17, 1989 and June 6, 1994 respectively, and amendments thereto dated May 19, 1994 and November 9, 1994, respectively, which expire on September 30, 2014 and December 31, 2019, respectively. Under the aforesaid agreements, the Company and UBC Cable have to pay annual fees to the Mass Communication Organization of Thailand based on certain percentages of certain service income or at the minimum fee as specified in each of those agreements, whichever is higher. In addition, the Company and UBC Cable, according to the aforesaid agreements, have to transfer the ownership of certain equipment procured for the operation of television networks to the Mass Communication Organization of Thailand within the specified period in each of those agreements.

      A Company's subsidiary, Satellite Service Company Limited, is principally engaged in rental and trading equipment for receiving services via satellite and cable platforms, providing subscriber-based control systems and Digital Direct-To-Home services relating to the subscriber-based television businesses of the Company and UBC Cable.

      A Company's subsidiary, Cineplex Company Limited, is principally engaged in producing programs and rendering related services to support the subscriber-based digital and cable television businesses. In addition, the said subsidiary is engaged in the home shopping business through digital and cable television, and selling space for advertisements in its television magazines.

      Two subsidiaries of the Company, Rainbow Media Company Limited and IBC Symphony Company Limited, were formerly engaged in rendering television airtime service, trading motion picture films with local and overseas customers and suppliers, and producing spots to support television programs. In the year ended March 31, 1999 both companies did not engage in their major business activities.

      As of March 31, 1999, a subsidiary in Laos and another subsidiary in Cambodia had ceased their operations. The Company has already set up provisions to cover losses on the collection of amounts due from both these subsidiaries.

      On September 29, 1998 the Company registered with the Ministry of Commerce to change its name from "International Broadcasting Corporation Public Company Limited" to "United Broadcasting Corporation Public Company Limited".

2. Accounting policies

      The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

 (a) Basis of preparation

      These consolidated financial statements have been prepared for certain Stock Exchange compliance requirements for a major shareholder of the Company.

      The consolidated financial statements are prepared in accordance with and comply with accounting principles generally accepted in Thailand except that comparative financial information has not been included. Comparative financial information is not presented as it is not required by the shareholder for its special purpose. Thai GAAP differs in certain significant respects from US GAAP. The effect of the adjustments to net income and shareholders'equity are set out in note 32.

      The consolidated financial statements are prepared under the historical cost convention.

 (b) Consolidation

      Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

                 Notes to the Consolidated Financial Statements
                                   (continued)

2. Accounting policies (continued)

      A listing of the Group's principal subsidiaries is set out below.

                                  % of holding
Name of subsidiary           Business                    1999    Country     Currency
-------------------------------------------------------------------------------------
Rainbow Media Co., Ltd.      Rendering television
                               airtime services         99.99    Thailand       Baht

IBC Symphony Co., Ltd.       Television support
                               activities and
                               trading movies           99.99    Thailand       Baht

Home Vision Entertainment
  Co., Ltd.                  Mass Communication
                               Services                 99.99    Thailand       Baht

Cineplex Co., Ltd.           Programme production       99.99    Thailand       Baht

UBC Cable Network Public
  Co., Ltd.
  (formerly UTVCable Network
  Public Co., Ltd.)          Pay television via cable
                               system                   97.85    Thailand       Baht

Satellite Services Co.,
  Ltd.                       Sale and rental of
                               equipment for DTH
                               and cable transmission,
                               signal compression
                               service and signal
                               installation and
                               connection service       96.22    Thailand       Baht

International Broadcasting   Operation of television
  Corporation (Cambodia)       and radio in Cambodia    70.00    Cambodia       US dollars
  Co.,Ltd.

International Broadcasting   Operation of television
  Corporation (Laos) Co.,      and radio in Laos.       70.00    Laos           US dollars
  Ltd.


      On May 4, 1998, the Company acquired, from Telecom Holding Company Limited, an investment of 97.85% in the common share capital (227,864,600 common shares) of UBC Cable Network Public Company Limited at a total value of US$37,730 thousand, and an investment of 99.99% in the common share capital (31,943,000 common shares) of Cineplex Company Limited at a total value of US$10,842 thousand.

      Details of these acquisitions are set out in note 29.

      On September 30, 1997, the Company acquired an investment of 70% in the common share capital (111,999,993 common shares) of Satellite Service Company Limited ("SSV") from Shinawatra Satellite Public Company Limited at a total value of US$33,642 thousand. Additional investments of 13% in the common share capital (20,800,000 common shares) of SSV were also acquired from other former shareholders on that date at a total value of US$6,248 thousand. On May 6, 1998 SSV increased its share capital from 160 million shares to 360 million shares. All the newly issued shares were fully subscribed by the company and therefore its investment in the common share capital of SSV increased from 83% to 92.44%. On July 1, 1998 the company acquired a further 13.6 million shares in SSV from Dhana Siam Finance Public Company Limited at a total value of US$2,859 thousand and the company's shareholding in SSV as at March 31, 1999 had increased to 96.22%. Details of the increase in interest in SSV in the year ended 31 March 1999 are set out in note 29.

  (c) Foreign currencies

      The income statement of the Group is translated into the Group's reporting currency at the average exchange rate for the year and the balance sheet is translated at the balance sheet exchange rate. Exchange differences arising from the translation of the net investment in foreign subsidiaries, are recorded in the 'Translation reserve' in shareholders' equity. On disposal of foreign entities, such translation differences are recognised in the income statement as part of the gain or loss on sale.

      Foreign currency transactions in Group companies are accounted for at the exchange rates prevailing at the date of the transactions: gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Such balances are translated at year-end exchange rates unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used.

      Forward exchange contract receivables and payables are recorded in Baht at the spot rate on the date of contract inception, and the balances at the balance sheet date are translated into Baht at the prevailing spot rate. Exchange gains or losses arising on translation at the balance sheet date are recognised in the income statements for the period; all other exchange gains or losses arising are recognised in the income statement in the same period as the exchange differences on the items covered by the hedge.

      Costs on such contracts are amortised over the life of the hedge contract. Gains and losses on contracts which are no longer designated as hedges are included in the income statement.

                 Notes to the Consolidated Financial Statements
                                   (continued)

2. Accounting policies (continued)

  (d) Financial instruments and foreign currency risk management

      Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

      The Company and the Group are also parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange. The purpose of these instruments is to reduce risk. The accounting to these instruments is included in note 2c) above.

      Disclosures about financial instruments to which the Group is a party are provided in Note 30.

  (e) Goodwill

      Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is charged directly to reserves.

  (f) Computer software development costs

      Generally, costs associated with developing computer software programmes are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product which will be controlled by the Group and has a probable benefit exceeding the cost beyond one year, are recognised as an intangible asset. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

      Expenditure which enhances and extends the benefits of computer software programmes beyond their original specifications and lives is recognised as a capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives, not exceeding 3 years.

      Costs associated with the maintenance of existing computer software programmes and for modifications for the Year 2000 are expensed as incurred.

  (g) Other intangible assets

      Costs of subscriber based television networks:

      Costs of subscriber based television networks under concession agreements represent costs of certain equipment and other assets which have been or have to be transferred to the Mass Communication Organisation of Thailand. Costs of subscriber-based television networks under concession agreements are amortized as expense on a straight line basis over the shorter of the period of the concession agreement being until September 30, 2014 for the Company and until December 31, 2019 for UBC Cable Network Public Company Limited and the useful life of the asset.

      Deferred charges:

      Deferred charges represent pre-operating expenses, fees paid to the Mass Communications Organisation of Thailand for permitting the Company and UBC Cable to provide services to customers nationwide, costs of supplementary equipment for the operation of subscriber based television services other than those specified in the concession agreement, and costs of motion picture films.

      Pre-operating expenses are amortized over a period of 5 years.

      Fees paid to the Mass Communication Organization of Thailand ("MCOT") for permitting the Company to provide services to customers nationwide are amortized over the remaining period of the concession agreement until September 30, 2014.

      Motion picture firms, included in deferred charges, are amortized to cost of service by the straight-line method over the licensed period of each motion picture film.

      Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for permanent impairment where the carrying value of the asset exceeds the estimated recoverable amount. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Estimated recoverable amount is the higher of the anticipated discounted cash flows from the use of the asset and the fair market value of the asset reduced by any costs of disposal.

                 Notes to the Consolidated Financial Statements
                                   (continued)

2. Accounting policies (continued)

  (h) Investments

      Investments held for maturity, being negotiated certificates of deposit, are recorded at face value. Provision is made against cost where, in the opinion of the Directors, there is a permanent diminution in value. Where there has been a permanent diminution in the value of an investment, it is recognised as an expense in the year in which the diminution is identified. On disposal of an investment the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

  (i) Property, plant and equipment

       All property, plant and equipment is initially recorded at cost and is stated at historical cost less depreciation.

      Depreciation is calculated on the straight line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

                                                              %
          Leasehold improvements                             20
          Operating equipment                           10.00-33.33
          Furniture, fixtures and office equipment      20.00-33.33
          Vehicles                                           20

      Leased transponder equipment is depreciated over the lease term. The lease term does not exceed the useful life of the equipment.

      The Group's policy is to review asset values annually and to adjust depreciation schedules to match estimated useful lives.

      Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Estimated recoverable amount is the higher of the anticipated discounted cash flows from the use of the asset and the fair market value of the asset reduced by any costs of disposal.

      Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

  (j) Accounting for leases - where a group company is the lessee

      Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts is depreciated over the useful life of the asset.

      Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

      When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

  (k) Inventories

      Inventories comprise equipment for receiving subscription television services via a satellite platform, equipment for receiving subscription cable television services and MMDS equipment.

      Inventories on hand are valued at the lower of average cost or net realisable value. Cost of equipment for receiving subscription services via a satellite platform is determined by the average cost method. Costs of equipment for receiving subscription cable television services and MMDS equipment are determined on the first-in, first-out method. Net realisable value is the estimate of the selling price in the ordinary course of business, less provision for selling expenses. Provision is made where necessary for obsolete, slow-moving and defective inventories.

  (l) Trade receivables

      Trade receivables are carried at anticipated realisable value. The Group provides allowance for doubtful accounts which is equivalent to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

                 Notes to the Consolidated Financial Statements
                                   (continued)

 2. Accounting policies (continued)

  (m) Cash and cash equivalents

      For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at banks as defined in the Thai Accounting Standard with respect to the preparation of the statement of cash flows which is in line with the definition prescribed in the regulation relating to the financial statements issued under the Ministerial Regulation No. 7 (B.E.
2539) under the Public Companies Limited Act B.E. 2535.

      Cash and cash equivalents therefore represent cash and short term highly liquid investments with original maturities of three months or less.

  (n) Provisions

      Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

      Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

  (o) Restructuring provisions

      Costs specifically attributable to a restructuring mainly comprise employee termination payments, and are recognised in the period in which they become probable and can be determined with reasonable certainty.

  (p) Pension obligations and employee benefits

      The Group operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies.

      The Group's contributions to the provident fund are charged to the income statement in the period to which they relate.

      Annual leave is accrued and charged to the income statement as employees provide service.

  (q) Deferred income taxes

      Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

      The principal temporary differences arise from provisions, asset impairment and write off of fixed assets and tax losses carried forward. Deferred tax assets relating to the carryforward of unused tax losses are recognised to the extent that it is more likely than not that future taxable profit will be available against which the unused tax losses can be utilised.

  (r) Revenue recognition

      Revenue from the subscriber-based television service is recognised over the period prescribed in each agreement.

      Revenue from equipment installation is recognised when the installation is accomplished.

      Revenue from other services is recognised when services are rendered to customers.

  (s) Loss per share

      Basic loss per share is calculated by dividing the consolidated net loss, after considering the minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

3. Accounting for transponder service agreement

      The Company entered into a transponder service agreement with a related company in September 1997 to procure transponder space on the related company's satellite for provision of its Digital Direct To Home Service. Under the agreement the Company secures the right to use six non-preemptible unprotected Ku-band transponders for an initial term expiring in November 2008, with an option to renew the agreement under certain items and conditions for the remaining operational life of the satellite.

                 Notes to the Consolidated Financial Statements
                                   (continued)

3. Accounting for transponder service agreement (continued)

      In the year ended March 31, 1999 the Company's management reviewed its accounting for the transponder service agreement and considered that the transponder service agreement should be accounted for as a finance lease to reflect the underlying risks and rewards arising under the agreement. Previously it had been accounted for as an operating lease. The lessor ceased to be a related party in the period ended March 31, 1999.

      The Company has accounted for the transponder service agreement as a finance lease with effect from the date of the agreement, September 26, 1997. The effect of this change on the balance sheet at March 31, 1999 has been to increase leasehold improvements and equipment by US$42,963 thousand, short term liabilities denominated in foreign currencies by US$2,124 thousand, long term liabilities denominated in foreign currencies by US$54,765 thousand and to reduce opening reserves by US$12,824 thousand. The effect on the results for the period ended March 31, 1999 has been to increase depreciation charged to cost of service by US$4,266 thousand, to reduce rental payments charged to cost of service by US$12,862 thousand, to increase exchange gains by US$2,070 thousand, and to increase interest expense by US$11,500 thousand.

4. Segment information

      The Company and its subsidiaries do not present segment information as the major operations for the year ended March 31, 1999 were in respect of the operation of subscriber based television services, which are classified as entertainment and recreation business in accordance with the Stock Exchange of Thailand.

5. Cash in hand and at bank

                                                                    Consolidated
                                                                    ------------
                                                                         1999
Cash at bank and in hand ..............................               $   58,317
Short term bank deposits ..............................                       --
                                                                    ------------
                                                                      $   58,317
                                                                    ------------

6. Short term investments

                                                                    Consolidated
                                                                    ------------
                                                                         1999
Fixed deposits with local banks ..............................        $       --
Fixed deposits with foreign banks ............................               234
                                                                    ------------
                                                                      $      234
                                                                    ------------

7. Trade receivables, net

                                                                    Consolidated
                                                                    ------------
                                                                         1999

Trade receivables .........................................            $ 14,422
Less: Provision for doubtful accounts .....................             (10,570)
                                                                    ------------
Trade receivables, net ....................................            $  3,852
                                                                    ------------

      Outstanding trade receivables as at March 31, 1999 can be analysed as follows:

                                                                    Consolidated
                                                                    ------------
                                                                         1999
Current ...................................................            $  3,898
3-6 months ................................................                 595
6-12 months ...............................................                 801
Over 12 months ............................................               9,128
                                                                   ------------
                                                                         14,422

Less: Provision for doubtful accounts .....................             (10,570)
                                                                   ------------
                                                                       $  3,852
                                                                   ============


                 Notes to the Consolidated Financial Statements
                                   (continued)

8. Related party transactions

      At March 31, 1999 no single shareholder group owned in excess of 50% of the Company's shares. The major shareholders of the Company (shareholdings in excess of 5.0% of the issued shares excluding Thailand Securities Depositing Co., Ltd. for depositors) at March 31, were:

                                                                         1999
                                                                      ----------
                                                                           %
Telecom Holdings Co., Ltd ............................................    40.96
MIH Ltd ..............................................................    26.11


      Shinawatra Computers & Communications Public Company Ltd held in excess of 5.0% of the issued shares during the year ended March 31, 1999, reducing its interest to 5.0% on 29 January 1999. The Group ceased to recognise Shinawatra Computers & Communications Public Company Ltd as a related party from that date; it has been treated as a related party for the disclosure of revenues and expenses below.

      The Company has transactions with its related companies as follows:

                                                                    Consolidated
                                                                    ------------
                                                                        1999
Shinawatra Computers & Communications Public Co.,
  Ltd. and its related companies
  Revenues
     - interest ...................................................           --
     - commission .................................................           --
     - advertising ................................................           --
  Expenses
     - transponder services (note 3) ..............................           --
     - satellite uplink services ..................................      $   596
     - rental and other services ..................................        1,059
     - consulting and management services .........................           62
     - interest expenses ..........................................          198
Telecom Holdings Co., Ltd. and its related companies
  Revenues ........................................................           --
  Expenses
     - installation equipment services ............................        7,810
     - multimedia network services ................................       18,318
     - rental and other services ..................................        3,018
     - interest expenses ..........................................           48
MIH Ltd. and its related companies
  Revenues ........................................................           --
  Expenses
     - operating system services ..................................        2,639
     - interest ...................................................           68
     - consulting and management services .........................        1,756
As at March 31, 1999
  Amount due from related companies
     - Shinawatra Computers & Communications Public Co., Ltd. .....
       and its related companies ..................................           --
     - Telecom Holdings Co., Ltd. and its related companies .......        1,570
     - MIH Ltd. and its related companies .........................          177
                                                                    ------------
                                                                         $ 1,747
                                                                    ------------
Short-term loans and advances from related
companies - Shinawatra Computer & Communications
Public Co., Ltd. and its related companies ........................           --

     - Telecom Holdings Co., Ltd. And its related companies .......           --
     - MIH Ltd. and its related companies .........................          670
                                                                    ------------
                                                                         $   670
                                                                    ------------


                 Notes to the Consolidated Financial Statements
                                   (continued)

8. Related party transactions (continued)

      Commitments and contingencies

      Commitments and contingencies to related parties are set out in note 31.

      As set out in note 18 the Group has provided US$5,017 thousand in respect of a probable claim from a purchaser of equipment, the purchaser being a related party.

9. Inventories

                                                                    Consolidated
                                                                    ------------
                                                                        1999
Aerials ...................................................            $    723
Supplies and spare parts ..................................                  40
Digital Direct-To-Home equipment ..........................               5,260
Set-top boxes .............................................               1,774
Inventories in transit ....................................                 179
                                                                    ------------
                                                                          7,976
Less: Allowance for obsolescence ..........................              (2,812)
                                                                    ------------
Total .....................................................            $  5,164
                                                                    ------------

10. Other current assets

                                                                    Consolidated
                                                                    ------------
                                                                        1999
Recoverable taxes .........................................            $ 22,180
Prepaid expenses ..........................................               1,563
Account receivable - other ................................                 823
Accrued income ............................................               1,796

Others ....................................................                 293
                                                                    ------------
Total .....................................................              26,655
Less: Provision for unclaimed taxes .......................             (14,829)
                                                                    ------------
                                                                       $ 11,826
                                                                    ------------

11. Investments held to maturity

                                                                    Consolidated
                                                                    ------------
                                                                        1999
Opening net book amount ....................................           $     138
Additions ..................................................                  --

Provision for diminution ...................................                  --
                                                                    ------------
Closing net book amount ....................................           $     138
                                                                    ============


                 Notes to the Consolidated Financial Statements
                                   (continued)

12. Property, plant and equipment

                                                                        Furniture,
                                                            Leased      fixtures
                                Leasehold     Operating   transponder   and office             Prepaid     Consolidated
                               improvements   equipment    equipment    equipment   Vehicles    assets         Total
                               ------------   ---------    ---------    ---------   --------    ------         -----
At April 1, 1998
Cost .........................    $   302     $  65,824     $ 49,209     $  2,704     $ 481     $ 9,426     $ 127,946
Accumulated depreciation .....       (271)      (13,072)      (3,540)      (1,419)     (392)         --       (18,694)
Provision for unused assets ..         --            --           --         (511)       --          --          (511)
Provision for equipment losses         --        (7,255)          --           --        --          --        (7,255)
                                  -------     ---------     --------     --------     -----     -------     ---------
Net book amount ..............         31        45,497       45,669          774        89       9,426       101,486
                                  -------     ---------     --------     --------     -----     -------     ---------
Yearended March 31, 1999
Opening net book amount ......         31        45,497       45,669          774        89       9,426       101,486
Additions and transfers ......      3,402        64,852           --        8,615       331          --        77,200
Reclassifications ............         --            --           --           --        --      (7,312)       (7,312)
Provision for unused assets ..         --        (1,676)          --         (290)       --          --        (1,966)
Provision for equipment losses         --        (5,105)          --           --        --          --        (5,105)
Depreciation charge ..........       (630)      (14,611)      (4,407)      (3,117)      (85)         --       (22,850)
Translation adjustment .......          1         1,696        1,702           29         3         351         3,782
                                  -------     ---------     --------     --------     -----     -------     ---------
Closing net book amount ......      2,804        90,653       42,964        6,010       338       2,465       145,235
                                  -------     ---------     --------     --------     -----     -------     ---------
At March 31, 1999
Cost .........................      3,715       133,130       51,043       11,419       830       2,465       202,602
Accumulated depreciation .....       (911)      (28,170)      (8,079)      (4,589)     (492)         --       (42,241)
Provision for unused assets ..         --        (1,676)          --         (819)       --          --        (2,495)
Provision for equipment losses         --       (12,631)          --           --        --          --       (12,631)
                                  -------     ---------     --------     --------     -----     -------     ---------
Net book amount ..............    $ 2,804     $  90,653     $ 42,964     $  6,010     $ 338     $ 2,465     $ 145,235
                                  =======     =========     ========     ========     =====     =======     =========

      In the year ended March 31, 1999 the Group relocated to new offices. As a result of relocation certain furniture, fittings and office equipment and operating equipment ceased to be used by the Group and is unlikely to be used in the future. Full provision was made against the carrying value of such equipment, and the provision was charged to the statement of loss as other expense (refer to note 25).

      In the year ended March 31, 1999 the Group identified US$5,105 thousand of equipment rented to subscribers which could not be located. The Group made full provision against the carrying value of such equipment in the year ended March 31, 1999, and the provision was charged to the statement of loss as other expense (refer to note 25).

13. Intangible assets


                                                              Consolidated
                                                       -------------------------
                                                       Television       Deferred
                                                         network        charges
                                                       ----------      ---------
At April 1, 1998
Cost ...............................................     $ 23,781      $ 35,892
Accumulated amortisation ...........................       (5,407)      (23,916)
Allowance for equipment which will not be used in
the future .........................................      (14,035)           --
Allowance for loss on motion picture films .........           --        (6,028)
                                                         --------      --------
Net book amount ....................................        4,339         5,948
                                                         --------      --------
Year ended March 31, 1999
Opening net book amount ............................        4,339         5,948
Additions ..........................................        2,728        27,525
Allowance for equipment which will not be used in
future (net) .......................................          804            --
Allowance for loss on motion picture films (net) ...           --         2,011
Amortisation charge ................................       (1,473)      (27,817)
Translation adjustment .............................          162           222
                                                         --------      --------
Closing net book amount ............................        6,560         7,889
                                                         ========      ========


                 Notes to the Consolidated Financial Statements
                                   (continued)

13. Intangible assets (continued)


At March 31, 1999
Cost ...............................................       27,395        64,755
Accumulated amortisation ...........................       (7,082)      (52,625)
Allowance for equipment which will not be used in ..
the future .........................................      (13,753)           --
Allowance for loss on motion picture films .........           --        (4,241)
                                                         --------      --------
Net book amount ....................................     $  6,560      $  7,889
                                                         ========      ========

      In the year ended March 31, 1998 UBC announced its intention to cease offering pay TV services distributed through the analogue MMDs network as it considered the continued use of the analogue MMDs network had ceased to be economically viable. In recognition of this intention UBC reviewed the carrying amount of certain intangible assets related to the analogue MMDs network and raised provisions totaling US$14,035 thousand in recognition of permanent impairment of these assets. In the year ended March 31, 1999 an additional US$57 thousand provision was recognised and charged to the statement of loss (note
25).

      As a result of the acquisition of Cineplex Company Limited the Group acquired additional programming rights. As a result of the acquisition of additional programming rights the Group reviewed the carrying value of its motion picture films and in recognition that certain older programming would not be able to generate future earnings in excess of its carrying value, raised a provision for permanent impairment of such programming of US$6,028 thousand in the year ended March 31, 1998.

      The Group continues to amortise these assets over the remaining concession life and releases the provision on an annual basis on a basis consistent with the amortisation of these assets.

14. Accrued expenses


                                                                    Consolidated
                                                                    ------------
                                                                        1999
Accrued taxes ..........................................               $   3,460
Other expenses .........................................                   2,011
                                                                    ------------
                                                                       $   5,471
                                                                    ============



15. Obligations under finance lease


                                                                    Consolidated
                                                                    ------------
                                                                        1999
Finance lease liabilities - minimum lease payments: ...........        $ 129,485

  Not later than 1 year .........................................         13,395
  Later than 1 year and not later than 5 years ..................         53,580
  Later than 5 years ............................................         62,510
                                                                    ------------
  Future finance charges on finance leases ......................         72,596
                                                                    ------------
  Present value of finance lease liabilities ....................         56,889
                                                                    ------------
Representing lease liabilities:
  - current .....................................................          2,124
  - non current .................................................         54,765
                                                                    ------------
                                                                       $  56,889
                                                                    ------------

The present value of finance lease liabilities may be analysed as follows:
  Not later than 1 year..........................................          2,124
  Later than 1 year and not later than 5 years...................         14,298
  Later than 5 years ............................................         40,467
                                                                    ------------
                                                                       $  56,889
                                                                    ============


                 Notes to the Consolidated Financial Statements
                                   (continued)

16. Deferred income taxes

      Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate of 30% (1998 30%).

                                                                    Consolidated
                                                                    ------------

                                                                        1999
At beginning of year
   Income statement credit ...............................            $ 33,742
   Valuation provision ...................................             (33,742)
                                                                      --------
      At end of year .....................................            $     --
                                                                      --------

      Deferred tax assets and liabilities and the deferred tax credit in the income statement are attributable to the following items:


                                                        Credit to   Acquisi-
                                            1 April       income      tion      Exchange    31 March
                                              1998      statement   (Note 29)  translat'n     1999
                                            --------    --------    --------    --------    --------
Deferred income tax liabilities
   Other ................................   $   (427)   $    376    $   (927)   $     (2)   $   (980)
                                            --------    --------    --------    --------    --------

                                                (427)        376        (927)         (2)       (980)
                                            --------    --------    --------    --------    --------

Deferred income tax assets
   Provisions ...........................      4,097       4,146         985         132       9,360
   Impairment of assets .................      6,189       2,603          --         316       9,108
   Tax loss carry forwards ..............     10,991      26,423      19,289       1,263      57,966
   Other deductible temporary differences         --         194          --           6         200
                                            --------    --------    --------    --------    --------
                                              21,277      33,366      20,274       1,717      76,634
                                            --------    --------    --------    --------    --------
   Net deferred income tax asset ........     20,850      33,742      19,347       1,715      75,654

   Less valuation allowance .............    (20,850)    (33,742)    (19,347)     (1,715)    (75,654)
                                            --------    --------    --------    --------    --------

                                            $     --    $     --    $     --    $     --    $     --
                                            ========    ========    ========    ========    ========


      The Group has raised a valuation allowance against the deferred taxation asset as it is management's estimate that it is more likely than not that the deferred taxation asset will not be realised, due to the historical taxation losses incurred by the companies in the Group and the timing limits on the taxation loss carry forwards that arose on these losses. The Group had taxation loss carry forwards at December 31, 1998 (its most recent taxation year) of approximately US$183 million expiring within December 31, 2003.

17. Pensions and other post retirement obligations

      The Group operates a registered provident fund, being a pension scheme of the defined contribution type.

      The assets of the provident fund are held independently of the Group's assets in separate trustee administered fund.

      The pension cost for defined contribution schemes, which represents contributions payable by the Group, amounted to US$99 thousand. Included in creditors is US$188 thousand in respect of contributions to the schemes.

                 Notes to the Consolidated Financial Statements
                                   (continued)

18. Provisions for liabilities and charges

                                                       Consolidated
                                          -------------------------------------
                                          Restructuring   Customer
                                            Provision       claim        Total
                                             -------       -------      -------
At 1 April 1998 .......................      $   830       $    --      $   830
Additional provisions (note 8) ........           --         5,017        5,017
Unused amounts reversed ...............           --            --           --
                                             -------       -------      -------
Charged to income statement ...........          830         5,017        5,847
                                             -------       -------      -------
Utilised during year ..................         (833)           --         (833)
Exchange translation ..................            3           165          168
                                             -------       -------      -------
At 31 March 1999 ......................      $    --       $ 5,182      $ 5,182
                                             -------       -------      -------

Customer claim provision

      The customer claim provision has been set up to provide for a probable claim from a purchaser of equipment that a subsidiary sold to that customer (a related party to the subsidiary at the date of sale and a related party at March 31, 1999) in a prior year (note 8). The expenses has been charged to the statement of loss in the year (refer to note 26). The amount of the provision has been determined based on an independent valuation of the equipment sold.

      The restructuring charge was made and utilised in respect of the acquisition of UBC Cable Network Public Company Limited and Cineplex Company Limited (refer to note 29).

19. Other liabilities

                                                                    Consolidated
                                                                    ------------
                                                                        1999

Deposits received from customers ..............................        $4,829
Unamortised deferred income ...................................         2,534
                                                                       ------
                                                                       $7,363
                                                                       ======

      Unamortised deferred income relates to amounts receivable from a customer for services provided by a subsidiary. The customer has defaulted on payment and legal actions are being taken by the subsidiary.

20. Unutilised credit facilities

                                                                                    Consolidated
                                                                            -----------------------------
                                                                            Short                   Long
                                                                             term                   term
                                                                            ------                 ------
United Broadcasting Corporation Public Company Limited and subsidiaries     31,701                   --

      Terms and conditions of the short term loan facilities are not specified and are subject to mutual agreement between the Company, its subsidiaries and lenders if required.

21. Minority interests

                                                                          1999
                                                                        -------
At beginning of year ...............................................      4,660
Acquisitions of increased interest in Satellite Services Co., Ltd ..     (1,562)
Share of net loss of subsidiaries ..................................       (764)
Exchange translation ...............................................         97
                                                                        -------
At end of year .....................................................    $ 2,431
                                                                        =======


                 Notes to the Consolidated Financial Statements
                                   (continued)

22. Ordinary shares and share premium


                                     Numberof         Share          Share
                                      Shares         Capital        premium         Total
                                   ------------   ------------   ------------   ------------
At April 1, 1998                    243,000,000         61,990         58,520        120,510
Issued, registered May 7, 1998      237,782,376         60,179         30,089         90,268
Issued, registered June 15, 1998     77,940,202         17,739         17,739         35,478
Issued, registered July 3, 1998      60,000,000         14,320         14,320         28,640
Issued, registered July 10, 1998     32,050,992          7,733          7,733         15,466
Issued, registered July 29, 1998     90,000,000         21,916         28,864         50,780
                                   ------------   ------------   ------------   ------------
At March 31, 1999                  $740,773,570   $    183,877   $    157,265   $    341,142
                                   ============   ============   ============   ============

Share capital

      On March 27, 1998, the shareholders at the Extraordinary meeting passed a resolution to approve the decrease of authorized share capital from 500,000,000 common shares of Baht 10 par value to 243,000,000 common shares of Baht 10 par value, and to increase the authorized share of Baht par value. The increase of authorized share capital was registered with the Ministry of Commerce on March 31, 1998. The shareholders also passed a resolution to approve the issuance of 237,782,376 new common shares to sell specifically to a new strategic partner at Baht 15 per share, and authorized the Executive Committee to allot new common shares but not exceeding 150,000,000 shares for selling to the existing shareholders, and to issue new common shares but not exceeding 150,000,000 shares for selling specifically to other strategic partners, at the price and at the time to be deemed appropriate. The aforementioned 237,782,376 shares were issued and sold to the new strategic partner and registered with the Ministry of Commerce on May 7, 1998.

      On April 30, 1998, the Executive Committee passed a resolution to approve the issuance of 110,018,850 new common shares and to offer to the existing shareholders at the rate of 4.37 old shares for 1 new share, Baht 20 per share. Such ratio is based on 243,000,000 common shares which have been officially registered with the Ministry of Commerce for their issuance, plus 237,782,376 new common shares for the new strategic partner as discussed in the previous paragraph. According to the aforesaid offer, only 77,940,202 common shares were registered with the Ministry of Commerce on June 15, 1998. Certain existing shareholders, as agreed by the Executive Committee Meeting on June 9, 1998, had subsequently subscribed another 32,050,992 common shares which had not been subscribed by other shareholders as part of the rights offer, at Baht 20 per share. The said newly issued shares were registered with the Ministry of Commerce on July 10, 1998.

      On June 10, 1998, the shareholders at the Extraordinary meeting passed a resolution to approve the issuance of 60,000,000 common shares to sell specifically to an existing major shareholder at Baht 25 per share. The said newly issued were registered with the Ministry of Commerce on July 3, 1998.

      On July 10, 1998, the Executive Committee Meeting, in accordance with the Extraordinary Shareholder Meeting on March 27, 1998 and the Executive Committee on April 30, 1998, approved the allocation of up to 90 million new ordinary shares, of Baht 10 par value, to Institutional Investors by way of private placement, at a price of no less than Baht 24 per share. The said newly issued shares were fully subscribed and subsequently registered with the Ministry of Commerce on July 29, 1998. The premium on share capital in respect of the offer of 50 million shares issued to institutional investors and registered with the Ministry of Commerce on July 29, 1998 is net of management and underwriting commission and selling commission incurred in the offer amounting to some US$1,818 thousand.

      No share options are granted to directors or employees.

                 Notes to the Consolidated Financial Statements
                                   (continued)

23. Staff costs

                                                                    Consolidated
                                                                    ------------
                                                                        1999
   Wages and salaries ...........................................      $6,977
   Termination benefits .........................................         307
   Social security costs ........................................          46
   Pension costs - defined contribution plans ...................          90
                                                                       ------
                                                                       $7,420
                                                                       ------
Number of persons employed by the group at March 31, 1999
   Full time ....................................................       1,177
   Part time ....................................................         100
                                                                       ------
                                                                        1,277
                                                                       ------

Directors' remuneration

      In the year ended March 31, 1999 the remuneration of the directors amounted to US$6,149. Directors remuneration represents meeting fees and gratuities as approved by the shareholders of the Company in their annual general meeting.

Loans to directors

      There are no loans to directors.

24. Finance costs


                                                                   Consolidated
                                                                   ------------
                                                                       1999
Interest income - bank interest ............................         $ 3,196
                                                                     -------
Net foreign exchange transaction losses ....................           4,624
Interest expense
   - bank interest .........................................           1,023
   - related party borrowings ..............................              99
   - finance leases ........................................          11,500
                                                                     -------
                                                                     $12,622
                                                                     =======

25. Other expenses

                                                                   Consolidated
                                                                   ------------
                                                                       1999
Provision for unclaimed taxes (note 10) .........................    $ 11,542
Provision for loss on equipment (note 12) .......................       5,105
Provision for loss on collection from other receivable ..........        (558)
Provision for loss on office equipment which will not be
   used in the future (note 12) .................................       1,966
Annual leave compensation .......................................         307
Provision for loss on subscriber-based television network
   equipment under concession agreement (note 13) ...............          57
                                                                     --------
                                                                     $ 18,419
                                                                     ========

26. Abnormal non-recurring items

                                                                    Consolidated
                                                                    ------------
                                                                        1999
Provision for loss on probable claim from purchaser relating to
   value of assets sold in prior year (notes 8, 18) ..............     $5,017
                                                                       ------
Total ............................................................     $5,017
                                                                       ------


                 Notes to the Consolidated Financial Statements
                                   (continued)

27. Basic and diluted loss per share

                                                                    Consolidated
                                                                    ------------
                                                                        1999
US$ per share
Net loss attributable to shareholders ..............................   91,097
Weighted average number of ordinary shares in issue (thousands) ....  642,556
Basic and diluted loss per share ...................................     0.14

28. Cash generated from operations

      Reconciliation of loss before tax to cash generated from operations

                                                                            Consolidated
                                                                            ------------
                                                                                1999
Loss before tax and interest ..............................................   $(81,671)
Adjustment for:
   Depreciation (Note 12) .................................................     22,123
   Amortisation (Note 13) .................................................     26,932
Amortisation of costs of subscriber based television networks (Note 13) ...      1,426
Unrealised gain on exchange rate ..........................................      3,247
Net loss of minority interest in subsidiaries .............................       (764)
Decrease in provision for loss on subscriber based television
   network which will not be used .........................................       (779)
Decrease in provision for loss on motion picture films which
   may not be able to generate earnings ...................................     (1,947)
Changes in working capital (excluding the effects of acquisition)
Increase in allowance for doubtful accounts ...............................      7,953
Increase in allowance for obsolete inventories ............................        916
Increase in provision for equipment losses ................................      4,943
Increase in provision for equipment which will not be
   used in the future .....................................................      1,903
Provision for probable losses on collection from other receivables ........     11,542
Increase in customer claim ................................................      5,017
Increase in accounts and notes receivable .................................     (3,851)
Increase in inventories ...................................................     (2,468)
Increase in amount due from related parties ...............................     (1,207)
Decrease in VAT refundable ................................................     17,597
Decrease in allowance for unclaimed taxes
Decrease in other current assets ..........................................    (34,501)
Decrease in deposits and other assets .....................................       (114)
Decrease in accounts payable ..............................................     (4,255)
Increase in advance from customer .........................................      1,362
Increase in accrued expenses ..............................................      1,273
Decrease in accounts payable and accrued expenses - related parties .......     (6,792)
Increase in advances from related parties .................................    (14,963)
Decrease in other current liabilities and other liabilities ...............       (783)
                                                                              --------
Cash generated from operations ............................................   $(47,861)
                                                                              ========

                 Notes to the Consolidated Financial Statements
                                   (continued)

29. Acquisition

      On May 4, 1998 the Company acquired certain subsidiaries, 97.85% of UBC Cable Network Public Company Limited and 99.99% of Cineplex Company Limited.

      Details of net assets acquired and goodwill are as follows:

                                                                    Consolidated
                                                                    ------------
                                                                        1999
Purchase consideration:
   Cash paid
      UBC Cable Network Public Company Limited ...................    $ 37,730
      Cineplex Co., Ltd ..........................................      10,842
                                                                      --------
   Purchase consideration ........................................      48,572
                                                                      --------
   Fair value of net assets/(liabilities) acquired:
      UBC Cable Network Public Company Limited ...................      (6,089)
      Cineplex Co., Ltd ..........................................       3,247
                                                                      --------
   Net assets/(liabilities) acquired .............................      (2,842)
                                                                      --------
   Goodwill charged to reserves
      UBC Cable Network Public Company Limited ...................      43,819
      Cineplex Co., Ltd ..........................................       7,595
                                                                      --------
   Goodwill charged to reserves on acquisition of subsidiaries ...    $ 51,414
                                                                      --------

      No fair value adjustments were required to the book value of net assets acquired as in management's opinion book value approximated fair value at the date of acquisition.

      A restructuring charge of US$830,000 was made in the prior year and utilised in the year (note 18).

      The book value of assets and liabilities acquired on the acquisitions of UBC Cable Network Public Company Limited and Cineplex Company Limited were as follows:

                                                                    Consolidated
                                                                    ------------
                                                                        1999
Cash in hand and at banks .......................................    $  2,006
Short term investments ..........................................          --
Accounts and notes receivable - net .............................       5,058
Short-term loans and advances to related parties ................       2,473
Inventories - net ...............................................         282
Other current assets ............................................       3,515
Leasehold building improvements and equipment - net .............       6,166
Cost of subscriber-based television network under concession
   agreement - net ..............................................       2,386
Deferred charges - net ..........................................       6,713
Others ..........................................................         369
Accounts payable and accrued expenses ...........................     (16,783)
Accounts payable and accrued expenses-related parties ...........      (4,602)
Short term loans and advances from related parties ..............      (5,832)
Other current liabilities .......................................      (1,201)
Other liabilities ...............................................      (3,392)
Minority interests in subsidiaries ..............................          --
                                                                     --------
Fair value of net liabilities ...................................      (2,842)

Goodwill ........................................................      51,414
                                                                     --------
Total purchase consideration ....................................      48,572
Less: Cash and cash equivalents in subsidiaries acquired ........      (2,006)
                                                                     --------
Net cash outflow on acquisition .................................    $ 46,566
                                                                     --------

                 Notes to the Consolidated Financial Statements
                                   (continued)

29. Acquisition (continued)

      In the year ended March 31, 1999 the Company acquired an additional 13.22% in Satellite Services Company Limited as follows (refer to note 2b):


                        Interest                                      Share of
                        acquired         Shares     Consideration    Net assets      Goodwill
                        --------       -----------   ------------   ------------   ------------
July 1, 1998 .........   4.72%          13,600,000   $      2,859   $      1,651   $      1,208
May 6, 1998 ..........    8.5%         200,000,000         51,348         50,697            651
                                       -----------   ------------   ------------   ------------
                                       213,600,000   $     54,207   $     52,348   $      1,859
                                       -----------   ------------   ------------   ------------

      July 1, 1998 was the date that the Company became the legal registered owner of the shares. The shares were acquired from a suspended finance company and the valuation attributed to the shares and the consideration paid were determined based on the net assets of the subsidiary as at January 31, 1998.

      Goodwill arising on acquisition has been charged against shareholders' equity as follows:

                                                                    Consolidated
                                                                    ------------
                                                                        1999

UBC Cable Network Public Company Limited ...................          $43,819
Cineplex Company Limited ...................................            7,595
Satellite Services Company Limited .........................            1,859
                                                                      -------
Total goodwill charged to reserves .........................          $53,273
                                                                      -------

30. Financial instruments and foreign currency risk management

      In order to mange the risks arising from fluctuations in currency exchange rates the Company and the Group adopt the following foreign currency risk management practices:

-     entering onto foreign exchange contracts

- to the extent that approval is granted by the Bank of Thailand the Company retains funds raised in US dollars from capital increases and loans from foreign shareholders in US dollars

- negotiating payment terms for foreign currency settlements on an individual transaction basis

-     negotiating with foreign suppliers to share the foreign exchange exposure

      Transaction risk is calculated in each foreign currency and is projected six months forward. Exchange rates are monitored and forecasting information supplied by recognised research and financial analysis enterprises is used to estimate the future exchange rates. These are compared against premiums on forward exchange contracts and after making adjustments for the related risk a decision is taken on whether to cover foreign currency transactions.

      Transactions if hedged with forward exchange contracts are not hedged on a net basis but rather on a transaction by transaction basis.

      At March 31, 1999 the Company and its subsidiaries had outstanding foreign currency assets and liabilities as follows:

                                                                  Consolidated
                                                                ----------------
                                                                      1999
                                                                Currency Million
Assets
   US dollars .............................................           51.03
Liabilities
   US dollars .............................................           59.34


      Foreign currency assets represent US dollar deposits with foreign and local banks for the future payments of foreign currency liabilities, whilst the above foreign currency liabilities represent trade accounts payable and advances from related companies.

      The foreign currency liabilities have been hedged using the foreign currency assets above.

      Effects derived from changes in the exchange rate between March 31, 1999 and August 6, 1999 to the financial position and results of operations of the Group due to outstanding unhedged foreign currency assets and liabilities as at March 31, 1999 are not significant.

                 Notes to the Consolidated Financial Statements
                                   (continued)

31. Commitments and contingent liabilities

      The Company and a subsidiary, UBC Cable Network Public Company Limited, have concession agreements with the Mass Communications Organization of Thailand ("MCOT") to provide subscriber-based television services. Under the terms of agreements, dated April 17, 1989 and June 6, 1994 respectively and amendments dated May 19, 1994 and November 9, 1994 respectively which will expire on September 30, 2014 and December 31, 2019 respectively, the Company and its subsidiary have certain commitments, including to acquire, install, manage and maintain the subscriber-based television service systems and to transfer to MCOT all headend and studio equipment pertaining to such systems. In addition, the company and the subsidiary are committed to pay annual benefits to MCOT at the rate of 6.5% of certain revenues or the minimum amount as prescribed in the agreements.

      The minimum revenue share under the Company's concession is US$10,849 thousand of which US$1,522 million had been paid at March 31, 1999. The minimum revenue share under the subsidiary's concession is US$15,215 thousand of which approximately US$1,323 thousand had been paid at March 31, 1999. No accrual is made in the financial statements for remaining unpaid minimum fees as management is of the opinion that payments will be made on the revenue percentage basis as a period cost in the ordinary course of business.

Capital and other commitments

      Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

                                                                    Consolidated
                                                                    ------------
                                                                            1999
US$ thousand
(Baht contracts)
      DTH equipment ...........................................         851
      Intangible assets - Programming .........................      28,274
(US$ contracts)
     Intangible assets - Programming ..........................       1,690

((pound) contracts)
      Intangible assets - Programming .........................         210

      At March 31, 1999 the Company and its subsidiaries had commitments with overseas suppliers to acquire television programming via satellite. Costs of programmes acquired are varied by the number of subscribers.

      At March 31, 1999 the Company and its subsidiaries had commitments with banks whereby the latter issued letters of guarantees in respect of customs duties and other transactions in the ordinary course of business amounting to approximately US$1,099 thousand.

      At March 31, 1999 the Group had commitments under business agreements with major local and overseas suppliers amounting to US$2,826 thousand.

      The Company has entered into agreements with a company to receive satellite uplink services for a remaining period until December 2003 with an option to renew. The Company is committed to pay for services in respect of the agreement in the amount of approximately US$68 thousand per month. The Company providing the satellite uplink services was related to the Company until 29 January 1999.

Commitments with related parties

      Significant commitments with related parties are as follows:

      (a) Three subsidiary companies have entered into agreements to receive consulting and management services from the Company until terminated by either party. These subsidiaries are committed to pay fees to the Company in respect of the said agreements amounting to approximately US$35 thousand per month.

      (b) A subsidiary company has entered into a license agreement to broadcast movie programs, drama programs and other programs with another subsidiary company for a period of 5 years which expires on May 31, 2002 with an opinion to renew. This subsidiary is committed to pay fees in respect of the said agreement which are varied by the number of customers.

      (c) The Company has entered into a Digital Direct-To-Home agreement with a subsidiary to receive services relating to data encryption and modulation and conditional access control, for a period of 10 years, which expires on May 31, 2005 with an option to renew. Other than the entry fee and connection fee which have already been paid to the subsidiary, the Company is committed to pay monthly fee for the aforesaid services which are variable by the number of customers.

                 Notes to the Consolidated Financial Statements
                                   (continued)

31. Commitments and contingent liabilities (continued)

      (d) A subsidiary has entered into a multimedia network service agreement with a related company for a period of 5 years which expires on February 16, 2003, with an option to renew. The subsidiary is committed to pay fees in respect of the agreement amounting to approximately US$1,720 thousand per month where subscribers connected to network do not exceed 165,000. The excess of 165,000 subscribers will be charged at the rate of US$3.70 per subscriber per month.

      (e) At March 31, 1999 the Company was contingently liable to a bank for guaranteeing a related company in respect of business contracts amounting to approximately US$686 thousand.

      (f) The Company has entered into an agreement with a shareholder to receive consulting and management services for a period of two years. The Company is committed to paying an annual fee of US$1,588 thousand.

      (g) In March 1997, a Company's subsidiary, UBC Cable, (formerly UTV Cable Network Public Company Limited), which became the Company's subsidiary as from May 4, 1998, sold its multimedia network and associated assets to a related company. Under the terms of the sale and purchase agreement, both parties agreed to adjust the selling price to the appraisal value to be determined by an independent appraiser. As at March 31, 1999 the management of UBC Cable has set up a provision of approximately US$5,182 thousand to cover the difference between the selling price, approximately US$65,688 thousand, and the lower appraised value of assets, approximately US$60,506 thousand (note 18).

      As part of the sale of the multimedia network and associated assets discussed in the previous paragraph, UBC Cable also assigned its rights and obligations to the aforesaid related company in respect of agreements with contracts or relating to the buildout of the multimedia network. Under the terms of the assignment UBC Cable guarantees the obligations assigned. UBC Cable has full recourse against the assignee. Management do not have access to sufficient information to reliably quantify the potential obligations under the guarantees. As of August 6, 1999, management are not aware of any claims resulting from such guarantees.

Litigation

      On 1 July, 1998 the Company received a summons in relation to an action brought by Thai Sky TV ("TST") in the civil court in Thailand against Shinawatra Satellite Public Company Limited ("SSA"), Satellite Services Company Limited, ("SSV"), C. S. Communications Company Limited ("CSC") and the Company. TST claims that each of them is jointly and severally liable in tort in relation to the alleged unlawful cancellation by SSA of two transponder use agreements, the alleged unlawful cancellation by SSV of a digital direct-to-home service agreement and a signal compression agreement and the alleged unlawful cancellation by SSA of two transponder use agreements. It is further alleged that at about the same time as these agreements were terminated, the first three defendants worked with the Company to broadcast advertisements encouraging TST's customers to subscribe to the television services provided by the Company. The total amount claimed by TST is Baht 125,614 million (US$3,328,870 thousand) comprising:

      (a) Baht 2,924 million (US$77,372 thousand) in respect of loss of future profits expected to be earned over the remaining 19 years of TST's concession from the Mass Communication Organization of Thailand based on the number of TST's subscribers at the time of the termination of the agreements (approximately 15,000).

      (b) Baht 122,648 million (US$3,245,396 thousand) in respect of loss of future profits over that period assuming increases in the number of subscribers at the rate of 60,000 per annum.

      (c) Baht 442 million (US$11,700 thousand) in respect of sums expended on programming rights which could not be used.

      On October 6, 1998, the civil court cancelled the law suit filed by TST against SSV and asked both parties to settle the claim through an arbitrator.

      No provision for the above claims has been set up in the financial statements of the Company or its subsidiary, SSV, as the management of the Company and SSV are of the opinion that the TST claims are groundless and that, based on their considerable experience in the subscription television business, the methodology used in computing TST's damages is fundamentally misconceived and unsustainable.

                 Notes to the Consolidated Financial Statements
                                   (continued)

31. Commitments and contingent liabilities (continued)

Operating lease commitments - where a group company is the lessee

      The future minimum lease payments under non cancellable operating leases are as follows:

                                                                            1999
                                                                         -------

Not later than 1 year ..........................................         $21,308
Later than 1 year and not later than 5 years ...................          47,322
Later than 5 years .............................................           1,746
                                                                         -------
 ...............................................................         $70,376
                                                                         -------

32. Reconciliation to United States Generally Accepted Accounting Principles

      The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Thailand ("Thai GAAP"), which differ in certain respects from United States generally accepted accounting principles ("US GAAP"). These differences are described below together, where appropriate, with an explanation of the method used to determine the adjustments attributable to group shareholders and shareholders' equity as at and for the year ended December 31, 1998.

      The following statement summarises the material adjustments, gross of their tax effect, which reconcile the net profit attributable to group shareholders amount and the equity shareholders'funds amount under Thai GAAP to the amounts which would have been reported had US GAAP been applied.

Reconciliation of net income:

                                                        Notes           1999
                                                                      ---------
Net loss attributable to group shareholders under
Thai GAAP ............................................                 $(91,097)

US GAAP adjustments:
Goodwill .............................................    (a)           (11,539)
Pre-operating costs ..................................    (b)             1,201
Restructuring provision ..............................    (c)              (833)
                                                                      ---------
Net loss under US GAAP ...............................                 (102,268)
Foreign currency translation adjustment ..............                   24,284
                                                                      ---------
Comprehensive and net income under US GAAP ...........                  (77,984)
                                                                      ---------
Basic and diluted loss per ordinary share under US GAAP                  $(0.12)
                                                                      ---------
Number of shares used to calculate basic and
  diluted earnings per ordinary share (thousands) .....                 642,556
                                                                      ---------
Reconciliation of shareholders'equity:
                                                                  March 31, 1999
                                                                 --------------
Equity shareholders' funds under Thai GAAP ............                 113,744
US GAAP adjustments:
  Goodwill ............................................   (a)            51,825
Pre-operating costs ...................................   (b)            (1,171)
                                                                      ---------
Shareholders' equity under US GAAP ....................               $ 164,398
                                                                      ---------



  (a) Goodwill

      Under Thai GAAP, goodwill on the acquisition of a subsidiary or associated undertaking can be charged against reserves. Under US GAAP, goodwill is capitalised as an intangible fixed asset and amortised against net income over its estimated economic life of 5 years. The amount of goodwill capitalised under US GAAP amounted to US$64,856 thousand at March 31, 1999 and the accumulated amortisation adjustment amounted to US$13,031 thousand at March 31, 1999. The amount of goodwill amortisation charged to the statement of loss under US GAAP for the year ended March 31, 1999 was US$11,539 thousand.

                 Notes to the Consolidated Financial Statements
                                   (continued)

32. Reconciliation to United States Generally Accepted Accounting Principles (continued)

  (b) Deferred charges

      Under Thai GAAP, the Group capitalises pre-operating costs being operating costs incurred prior to the commencement of commercial pay tv services, and amortises such pre-operating costs over 5 years. Under US GAAP such pre-operating costs are expensed as incurred. Adjustments of the amounts reportable under Thai GAAP would result in a reduction of gross deferred charges by US$4,977 thousand at March 31,1999 and a decrease in accumulated amortisation of US$3,806 thousand at March 31,1999 and a reduction in the amortisation charge for the year of US$1,201.

  (c) Restructuring charges

      Under Thai GAAP there is no specific standard for restructuring charges and the Group recognised the restructuring charge anticipated to be incurred as a result of the acquisition of UBC Cable Public Network Company Limited when the Board of Directors ratified and approved the acquisitions. Under US GAAP restructuring charges related to costs for involuntary employee terminations and other exit costs are recognised when a business combination is consummated and the criteria of Emerging Issues Task Force consensus 95-3 "Recognition of liabilities in connection with a purchase combination" are met.

33. Year 2000 (unaudited by the auditor)

      The Year 2000 problem arises because many computerized systems use two digits rather than four to identify year. Date-sensitive systems may recognize the year 2000 as some other date, resulting in errors when information using year 2000 dates is processed. Entities may recognize the effects of the Year 2000 problem before, on, or after January 1, 2000, and the effects on operations and financial reporting, if not addressed and repaired properly and on a timely basis, may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. In addition, it is not possible to be certain that all aspects of the Year 2000 problem affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

      The Company and its subsidiaries have established a working committee comprising members from the executive management, the project office manager of the information systems department and representatives from all work units to study the existing computer systems, applications and hardware, to develop a computer remediation plan for the Year 2000 Project. As at August 6, 1999, the computer remedy project had not been complete. Estimated expenditure of the computer remedy project for the Company and its subsidiaries amounts to approximately Baht 21.54 million (US$570 thousand), comprising:


                                                                        US $'000
-- Upgrade and replacement of hardware and software                          252
                                                                        --------
-- Other related expenditure                                                 318
                                                                        --------
                                                                             570
                                                                        --------

      Expenses incurred in the year ended March 31, 1999 for the Year 2000 project amounted to Approximately US$100 thousand. Expenditure of the computer remedy project will be recorded as assets if replacement of computer systems, applications and hardware are made; and will be recorded as period costs when incurred if modifications for year 2000 compliance are made. Although the computer remedy project of the Company and its subsidiaries is expected to be completed and implemented before the year 2000, the Company and its subsidiaries still face risks that other parties with which the Company and its subsidiaries do business may be unsuccessful in their computer remedy projects within the time limit. The company and its subsidiaries, however, expect that the impact, if any, will not be significant to the operations of the Company and its subsidiaries.