Form 20-F
period 2000-03-31
MIH LTD
filed 2000-09-29
CIK 1078276

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

                                   (Mark one)

   / /           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  OR

   /X/            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended: March 31, 2000

                                       OR

   / /          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

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

                                      None
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

               CLASS A ORDINARY SHARES, $1.00 PAR VALUE PER SHARE
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Class A Ordinary Shares: 22,464,456
Class B Ordinary Shares: 30,787,319

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17  / /  Item 18  /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
PART I

Item 1    Description of Business.....................................       5

Item 2    Description of Property.....................................      59

Item 3    Legal Proceedings...........................................      59

Item 4    Control of Registrant.......................................      60

Item 5    Nature of Trading Market....................................      61

          Exchange Controls and Other Limitations Affecting Security
Item 6      Holders...................................................      61

Item 7    Taxation....................................................      62

Item 8    Selected Financial Data.....................................      62

Item 9    Management's Discussion and Analysis of Financial Condition       67
            and Results of Operations.................................

          Quantitative and Qualitative Disclosures About Market
Item 9A     Risk......................................................      82

Item 10   Directors and Officers of Registrant........................      84

Item 11   Compensation of Directors and Officers......................      86

          Options to Purchase Securities from Registrant or
Item 12     Subsidiaries..............................................      89

Item 13   Interest of Management in Certain Transactions..............      89

PART II

Item 14   Description of Securities to be Registered..................      91

PART III

Item 15   Defaults Upon Senior Securities.............................      91

          Changes in Securities and Changes in Security for Registered
Item 16     Securities................................................      91

PART IV

Item 17   Financial Statements........................................      91

Item 18   Financial Statements........................................      91

Item 19   Financial Statements and Exhibits...........................      91

                           FORWARD-LOOKING STATEMENTS

    This Annual Report contains "forward-looking statements" as defined in the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and similar expressions. All statements other than statements of historical facts contained in this Annual Report, including, without limitation, the statements under "Item 1. Description of Business", "Item 3. Legal Proceedings" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and located elsewhere herein regarding industry prospects and the Company's results of operations or financial position are forward-looking statements. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors such as product and service development, market acceptance risks, the impact of competitive products, services and pricing, the result of current and future programming agreements and regulatory relationships, the results of financing efforts, the pursuit and consummation of certain acquisitions and developments regarding intellectual property rights and litigation. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Annual Report will in fact transpire. Investors are cautioned not to place undue reliance on these forward-looking statements.

                               EXCHANGE RATE DATA

    Our businesses utilize many functional currencies, principally South African rand, Greek drachmae, Thai baht and U.S. dollars. For the convenience of the reader, certain amounts contained in this Annual Report and not derived from the Financial Statements (as defined herein) have been translated from various functional currencies into U.S. dollars. These translated amounts should not be construed as a representation that the functional currency amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated below or at any other rate. Translations appearing in this document of: (i) rand to dollars have been conducted at a rate of $1.00 = ZAR6.54; (ii) drachmae to dollars have been conducted at a rate of $1.00 = GRD349.75; and (iii) baht to dollars have been conducted at a rate of $1.00 = Baht37.85. These rates of exchange reflect the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2000.

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

    "BENEFICIAL US HOLDERS" means assumed as a number of identified U.S.-based shareholders and represented percentage of total share capital.

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

    "IRDETO" means our technology division other than OpenTV, comprising principally Irdeto Access B.V. and Mindport Integrated Business Systems B.V., both wholly owned subsidiaries of Mindport B.V.

    "JOHNNIC" means Johnnic (IOM) Limited, a current holder of 3.8% of the Ordinary Shares.

    "JSE" means the Johannesburg Stock Exchange.

    "LUMIERE TELEVISION" means Lumiere Television Limited, a Cypriot investor that is our minority partner in MultiChoice Cyprus.

    "LUMIERE SERVICES" means Lumiere Services Limited, a Cypriot investor that is our minority partner in NetMed Hellas.

    "M-CELL" means M-Cell Limited, the investment holding company of a leading cellular telephone provider in South Africa

    "M-NET LTD." means Electronic Media Network Limited, the company that produces the premium film channel carried by our pay-television services in Africa.

    "M-WEB HOLDINGS" means M-Web Holdings Limited, the leading Internet on-line service provider in South Africa.

    "M-WEB (THAILAND)" means M-Web (Thailand) Limited, the leading Internet company in Thailand.

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

    "MINDPORT" means Mindport B.V. and its subsidiaries together with OpenTV, being our technology division.

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

    "NETMED" means NetMed B.V. and its subsidiaries, the subsidiaries through which we conduct our pay-television operations in Greece and Cyprus.

    "NETMED HELLAS" means NetMed Hellas S.A.

    "OPENTV" means OpenTV, Inc., our subsidiary that produces software for interactive television.

    "ORBICOM" means Orbicom (Proprietary) Limited.

    "ORDINARY SHARES" means the Class A Ordinary Shares and the Class B Ordinary Shares.

    "PARTICIPANTS OF RECORD OF MIHL" means all registered shareholders.

    "RTBA" means the Thai Radio and Television Broadcasting Act of BE 2498 (AD
1955).

    "SABC" means the South African Broadcasting Corporation, the state-owned broadcaster in South Africa.

    "SECURITIES ACT" means the U.S. Securities Act of 1933.

    "SG&A" means selling, general and administrative costs.

    "SOUTH AFRICA" means the Republic of South Africa.

    "SSIH" means SuperSport International Holdings Limited, the company that produces the sports channels carried by our pay-television services in Africa.

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

                                     PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

                                    BUSINESS

OVERVIEW

    From our origin as the leading provider of television services in South Africa, we have grown into a multinational provider of television and Internet platform services and pay-media and interactive technologies. Our operations are divided into three principal business segments:

    - television platforms;

    - technology; and

    - the Internet.

    Through our subsidiaries and joint ventures, we now provide terrestrial and cable analog, digital satellite and other pay-television services to over
2.0 million households in Africa, the Mediterranean and Asia. Our Mindport technology division provides pay-media companies worldwide with proprietary software solutions for subscriber management, conditional access and other pay-media related services. Mindport is also a leading provider of interactive television operating systems through OpenTV, the leading worldwide provider of software that enables digital interactive television. We believe the Internet is a natural extension of our core media-based competencies. We have expanded our Internet business through investments in leading Internet operations in South Africa and Thailand, and have recently begun investing in Internet operations in China.

    Based on our significant experience in providing pay-television services, we have developed a comprehensive understanding of pay-media and other subscriber-based businesses, particularly in the areas of subscriber management, content aggregation and platform development. Through our strategic application of these core competencies and our proven business model, we have grown to become the leading provider of pay-television services in each of our markets. By leveraging these abilities, we have expanded our operations to include new services and products, with a focus on those relating to the Internet and interactive television services.

OBJECTIVES AND STRATEGY

    We seek to leverage our core media-based competencies in the areas of content aggregation, subscriber management, platform development and marketing and branding to create multimedia platforms in the markets we serve. In particular, we hope to become a recognized multinational provider of a full array of content and pay-media services over a variety of electronic platforms, with a focus on the Internet and interactive television. We also seek to strengthen our current position as a worldwide provider of pay-television services and related technologies, and seek to become a leading supplier of pay-media customer care products and services. Our key objectives are as follows:

    - DEVELOP INTERNET BUSINESSES IN ASIA. We aim to become the leading Internet content and service provider in the areas we enter, particularly in Asia, where we intend to focus on the markets in Southeast Asia and China. We have already built up leading pay-television and Internet positions in Thailand. We are capitalizing on the experience that we have acquired through our Thai and South African Internet operations by applying this knowledge to the development of our positions in China and other countries in Southeast Asia. We have also done extensive developmental work in many Asian markets in preparation for entering these markets.

    - EXPAND OUR INTERNET BUSINESSES IN AFRICA. By offering attractive content and superior service, we intend to continue to grow M-Web Holdings as the leading Internet service provider and content portal in South Africa. We are also focusing on expanding our M-Web Holdings portals to take advantage of e-commerce opportunities and on leveraging our pay-television infrastructure to develop ISP operations in other sub-Saharan nations besides South Africa.

    - CONTINUE TO BUILD OUR DIGITAL SUBSCRIBER BASE. We seek to continue to expand our digital pay-television subscriber base, both by converting our current analog customers to digital service and by gaining new digital customers. We believe a large digital subscriber base will give us a strong platform for developing e-commerce and "t-commerce" (e-commerce through the television) revenue opportunities.

    - CONTINUE TO DEVELOP LEADING TECHNOLOGIES. We have developed Mindport into a leading technology company that develops and sells software and hardware solutions supporting pay-media businesses worldwide. We plan to continue to develop technologies, such as Mindport's IBS subscriber management system, in a manner that permits them to be used by a variety of pay-media businesses, including Internet service providers. We believe that Mindport will continue to benefit from our experience as a pay-media operator as it continues to build its technology base.

    We intend to implement the following strategies in pursuing our objectives:

    - CROSS-PROMOTION AND PLATFORM LEVERAGE. We believe that our leading pay-television platforms place us in a strong position to leverage our content aggregation and management expertise to new content delivery platforms, such as the Internet, through cross-promotion. A good example is the use of our pay-television channels in South Africa to cross-promote our South African M-Web Internet operations. We plan to continue to use this strategy of cross-promoting content as we expand our Internet businesses in other target markets.

    - LOCAL APPROACH. We have a proven track record of establishing businesses in developing markets, such as Africa and Southeast Asia. We believe that an important component of our success in these markets is our emphasis on taking a local approach. This involves employing local partners and management teams and incorporating linguistically and culturally tailored local content in our service offerings. For example, we place great emphasis on obtaining the rights to broadcast popular sporting events in each of our pay-television markets, such as cricket and rugby in South Africa, soccer in Greece and badminton in Thailand. Our strategy is to continue to take a local approach to content as we expand our pay-television and Internet businesses through, for example, the development of local language search engines and local content portals.

    - PROVIDE HIGH-QUALITY SERVICE. We view our business as primarily a service business and, accordingly, place great emphasis on providing high-quality customer service. We believe that this helps build customer loyalty and reduce "churn", a term used to describe customer turnover. We seek to achieve high-quality customer service by operating walk-in service centers and utilizing computer systems equipped with Mindport's advanced IBS subscriber management software, which allows customer service representatives to quickly address subscriber concerns.

TELEVISION PLATFORMS

OVERVIEW

    We operate our pay-television businesses in three major regions:

    - the African continent (South Africa, sub-Saharan Africa, Egypt and the Middle East);

    - the Mediterranean (Greece and Cyprus); and

    - Asia (Thailand and development operations based out of Beijing and Hong
      Kong).

In each region we have focused on obtaining exclusive programming, continually improving our customer care, and offering new services and technology such as interactive television. Through the application of this strategy, we have developed the leading pay-television service in each of our operating regions.

    Through our subsidiaries and joint ventures, we provide pay-television and related services to over two million households in Africa, the Mediterranean and Asia. Our services are primarily provided through wireless technology, mainly terrestrial analog and digital transmission, with some subscribers in Thailand receiving programming through cable-based systems. Our pay-television businesses were generally started as single-channel analog services. The expansion and development of these analog services has provided us with the market presence and subscriber base to launch multi-channel digital and interactive television services.

    The following table sets forth the services offered and subscriber numbers for our pay-television subsidiaries and joint ventures by region and service:

                                                                                      SUBSCRIBERS AS OF
                                      LAUNCH DATE                SERVICE               MARCH 31, 2000
                                     --------------  -------------------------------  -----------------
AFRICA

  South Africa.....................       1986       M-Net (analog)                        687,174
                                          1995       DStv (digital)                        400,708
  Sub-Saharan Africa...............       1991       M-Net (analog)                         38,819
                                          1996       DStv (digital)                        115,343
  Egypt and Middle East............     various      Subscriber management(1)              140,135

MEDITERRANEAN

  Cyprus...........................    1993/1997     LTV/Alfa (analog)                      43,172
  Greece...........................  1994/1996/1997  FilmNet/SuperSport/
                                                     K-TV (analog)                         288,438
                                          1999       Nova (digital)(2)                      18,462

ASIA

  Thailand.........................       1995       UBC Cable (analog)                    146,859
                                          1995       UBC Satellite (digital)               186,536

------------------------

(1) Television platforms operated by third parties.

(2) Our Greek digital platform was launched on December 16, 1999. See "--Television--Mediterranean".

Programming

    On each of our pay-television platforms, we offer a group of channels, or "bouquet", that is designed to be attractive to different members of a viewing household. We generally market our analog service as a premium package with broad market appeal, and position our digital service as an upscale service with greater choice. By targeting the digital and analog services at different market segments, we hope to spur total subscriber growth. We believe that segmenting our product line in this way helps us to maximize the size of our addressable market, while also encouraging analog subscribers to upgrade to the higher-end digital service. We expect significant growth in our digital subscriber base over time, due to customers who upgrade from analog as well as new customers.

    In most of our markets, we have exclusive pay-television rights to transmit premium movies, major sporting events and popular children's programming. We operate channels in most of our markets with exclusive rights to premier movies, including programming from such studios as Disney, Columbia Tristar/ Sony, Warner Brothers, Fox, MCA/Universal, MGM, Paramount and DreamWorks. In several regions, we provide a sports channel, SuperSport, that has exclusive rights to show popular sports in that region. We have also developed a proprietary channel, K-TV, which televises exclusive children's programming. In addition, on both our movie and children's channels, we frequently provide local programming as well as programs produced elsewhere and dubbed or subtitled into the local language. On our digital platforms, these primary channels are supplemented by major international channels and/or the local market television networks. We believe that access to this programming content allows us to attract and retain subscribers, and enables us to grow our pay-media services.

    While we are the leading provider of television services in each of the markets we serve, our pay-television platforms face competition from other forms of entertainment, such as locally-available public and private free-to-air television stations, live music and sports events, movie theaters and, to the extent they are offered, small, localized pay-television and Internet operations. We believe that our high-quality, exclusive programming appeals to a broader market and differentiates us from our competitors. We also believe that the comprehensive packages we offer attract new subscribers, enhance subscriber loyalty and help to reduce churn. As long as we maintain a leading position in each of our markets, we believe that we will be in a strong position to continue to acquire programming rights on favorable terms.

Technology

    We believe that our core competency in technology, drawn in large part from our Mindport division, is another important component of our pay-television business and a key strategic advantage. We develop and use the latest available technologies and were one of the first pay-television companies in the world to provide digital satellite service, which we now provide in each of our operating regions. Following the successful introduction of digital services, we are currently introducing interactive services on our digital platforms. Today, these interactive services consist of electronic program guides. In the future, we anticipate introducing enhanced services in our major markets, such as pull-down menus, e-mail, gaming and home shopping, which have the potential for generating significant additional revenue sources, including e-commerce revenues, and generally higher margins. We believe that our Mindport division gives us great support and insight into the latest developments and enhancements of pay-media technologies.

Customer Care

    Because our business is primarily a service business, we place great emphasis on customer care. We are installing Mindport's proprietary customer care and billing system, IBS, throughout our pay-television regions. IBS provides advanced billing capabilities for pay-television operators and allows customer specific information to be accessed and manipulated quickly by customer service representatives. We believe that IBS will result in greater customer satisfaction and improved customer relationship management. In many of our regions, we operate advanced call centers that also serve to increase customer satisfaction. We strive to continually improve these operations in order to ensure that we are perceived as a customer friendly organization.

Marketing and Subscriber Management

    Throughout our operations, we conduct market research on an ongoing basis to ensure that we continue to offer our subscribers a line-up of attractive programming. To attract additional subscribers, we run promotions from time to time, such as subsidizing the purchase price of set-top boxes, which are the devices used to receive and decode subscription television services for display on television sets.

    Our customers are billed monthly through our IBS system. Generally, subscribers who fail to pay their bills by their monthly billing date are disconnected automatically and may be charged a fee for reconnection.

Growth

    We have experienced significant growth in the number of our subscribers, revenue per subscriber and total pay-television revenue. From the fiscal year ended March 31, 1996 to March 31, 2000, we increased our number of subscribers under management from 1,137,167 to 2,065,646. Over the same period, our digital subscribers as a percentage of our total subscribers increased from 2.0% to 41.1%, which significantly impacted our revenue per subscriber as digital subscription fees are approximately two-thirds higher than analog fees. As a result, we have increased our monthly revenue per subscriber, excluding Asia and the Middle East, which are not consolidated, by 9.0% annually, from $18.63 for the fiscal year ended March 31, 1996 to $26.34 for the fiscal year ended
March 31, 2000. Over the same period, subscription revenues increased 21.5% annually, from $233.3 million to $508.9 million.

    The following table shows the growth of subscribers in each of our markets:

                                                                          MARCH 31,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996     CAGR(1)
                                                     --------   --------   --------   --------   --------   --------
SUBSCRIBERS (THOUSANDS):

AFRICA
  South Africa.....................................    1,088      1,073      1,054      1,008        943      3.6%
  Sub-Saharan Africa...............................      155        140        109        104         73      20.5
  Egypt............................................       46         30         18         13          9      50.4
  Middle East......................................       94         62         27         15         --      84.4
                                                      ------     ------     ------     ------     ------
    Total Africa...................................    1,383      1,305      1,208      1,140      1,025       7.8
                                                      ------     ------     ------     ------     ------
MEDITERRANEAN
  Greece...........................................      307        316        254        204        101      32.0
  Cyprus...........................................       43         35         31         26         11      40.6
                                                      ------     ------     ------     ------     ------
    Total Mediterranean(2).........................      350        351        285        230        112      33.0
                                                      ------     ------     ------     ------     ------
ASIA
  Thailand(4)......................................      333        300        313        253        130      26.5
                                                      ------     ------     ------     ------     ------
Total Subscribers..................................    2,066      1,956      1,806      1,623      1,267      13.0
                                                      ======     ======     ======     ======     ======
Average monthly revenue per subscriber(3)..........   $26.34     $24.11     $23.90     $21.10     $18.63       9.0

------------------------

(1) Compounded annual growth rate calculated from March 31, 1996 until March 31, 2000.

(2) Our subscriber numbers in the Greek market during the twelve months ended March 31, 2000 were adversely affected by the earthquake that struck Greece in the summer of 1999, which resulted in a 3-week delay in the start of the Greek soccer season. In addition, our Greek subscriber numbers at March 31, 2000 reflect our policy change, effective as of September 30, 1999, of moving the disconnect date for subscribers whose billing is in arrears forward by one day from the first day of the month to the last day of the previous month. Without giving effect to this policy change, our Greek subscriber numbers at March 31, 2000 would have been 332,117.

(3) Excluding our Asian and Middle East operations because these revenues are not consolidated on our income statements. Total subscribers from consolidated operations were 1.638 million, 1.594 million, 1.466 million and
    1.355 million as of March 31, for 2000, 1999, 1998 and 1997, respectively.

(4) Acquired operations in Thailand in March 1997.

    As of March 31, 2000, our pay-television operations had 848,084 digital subscribers, as compared to 586,307 digital subscribers as of March 31, 1999. This represents digital subscriber growth of 261,777, or 44.6%.

AFRICA

    We offer terrestrial analog and digital satellite pay-television services in Africa through our wholly owned subsidiary, MultiChoice Africa, which has operations in both South Africa and other Sub-Saharan African nations besides South Africa ("Sub-Saharan Africa").

South Africa

    PRODUCTS. MultiChoice Africa's analog service, which began in 1986, transmits the M-Net channels, which provide a combination of first-run movies, sporting events and children's programming along with some original and imported series. MultiChoice Africa transmits its analog signal 24 hours each day, including two hours of unencrypted programming. MultiChoice Africa's digital service, which began in 1995 under the brand name "DStv", is transmitted
24 hours each day over 48 video channels and 49 audio channels. DStv, which offers significantly more specialized channels than our analog service, provides movies, sports, general entertainment, children's programming, local stations and international news, among other channels. Some of the major video channels offered by DStv are movie channels such as The Movie Magic Channel, Hallmark Entertainment Network, and TNT Classic Movies; news channels such as BBC World, CNN International, CNBC, Sky News, and Bloomberg Television; sports channels such as SuperSport, SuperSport 2, SuperSport International, and ESPN; infotainment channels such as the Discovery Channel, Travel Channel, and National Geographic Channel; children's programming such as the K-TV Channel and the Cartoon Network; and music channels such as VH1 and MTV Europe.

    Several of the M-Net channels broadcast exclusive programming. For example, M-Net Ltd., which provides the M-Net and The Movie Magic Channel digital channels, has exclusive rights to the South African pay-television broadcast, at least a year in advance of the free-to-air television premiere, of most Hollywood movies. M-Net Ltd. has output deals for movies with all the major Hollywood movie studios, including Disney, Columbia Tristar/Sony, Warner Brothers, Fox, MCA/Universal, Paramount, MGM and DreamWorks. Similarly, SSIH, which provides sports programming for the M-Net channel and the SuperSport channels for MultiChoice Africa's digital and analog platforms, has the exclusive right to broadcast the South African cricket and rugby league matches and major international cricket and rugby events. Cricket and rugby are two of the most popular sports in South Africa. SuperSport also has the exclusive right to broadcast the English, Italian, German and French soccer leagues, all four major professional golf tournaments and the United States and European PGA tours, and three of the four major professional tennis tournaments.

    MultiChoice Africa has signed ten-year channel agreements with both M-Net Ltd. and SSIH. Payments under these contracts are calculated on a per subscriber basis and are subject to annual price escalations. See "Item 13. Interest of Management in Certain Transactions--Channel Distribution Arrangements".

    We are now beginning to offer interactive television services on DStv. These services currently consist of electronic programming guides that allow all digital subscribers to access detailed information about available programming. On March 1, 2000, we launched near-interactive push applications. These consist of a weather channel, a games channel, a mosaic channel, an astrology channel and a top 10 Internet pages channel. In February 2001, we intend to offer two-way interactive services such as gaming, home shopping and home banking. In providing these services, we will use software platforms developed and provided by OpenTV, part of our Mindport division. We believe interactive television will become a substantial new phase in our business development and has the potential to provide us with significant new sources of revenue at higher margins and to fuel subscriber growth.

    OPPORTUNITY. As of March 31, 2000, MultiChoice Africa had 687,174 subscribers to its analog service and 400,708 subscribers to its digital service in South Africa, a total of approximately 20% of South Africa's television market. South Africa is Africa's largest economy, with a population of over 40 million people, and is Africa's third largest television market with over
5.5 million colour TV households in 1999. A substantial portion of television households have sufficient disposable income to regularly purchase our services. We believe that the number of television households will continue to grow as nationwide efforts to provide economic empowerment to previously disadvantaged groups begin to take effect. We also believe that our digital subscriber base will continue to grow as expanded interactive services become available on our digital platform.

    We believe that there is potential for growth in MultiChoice Africa's digital platform business due to a number of additional factors, including:

    - the nationwide coverage provided by our digital platform, which allows us to reach new customers who are not able to receive our analog transmissions;

    - a significantly enhanced bouquet that provides broader appeal to households that do not currently subscribe to the dual-channel analog service; and

    - renewed product promotions that have proven successful in the past to drive subscriber growth, such as our successful promotions in which the price of the equipment for digital service is reduced.

    MARKETING AND SUBSCRIBER MANAGEMENT. The majority of growth in our digital subscriber base has come from customers who upgrade from analog with additional growth coming from new, rural subscribers currently unable to receive the analog service.

    We transmit our analog service unencrypted for two hours every day. We use these transmissions as a promotional vehicle to increase subscriber numbers and advertise our digital service, and as a mechanism to fulfil public service obligations. We believe that these unencrypted transmissions have been instrumental in achieving our subscriber growth and establishing a strong brand identity.

    We service our subscriber base through our customer care and billing centers in Johannesburg, Durban and Cape Town. Each customer center uses Mindport's IBS subscriber management system. These centers provide customers with local walk-in and telephone service and also perform backup services for the other centers in times of heavy call volume. We also conduct telemarketing from these centers in order to solicit new subscriptions.

    PRICING AND BILLING. The following table sets forth certain pricing information for our South African businesses:

                                                                                                   EQUIPMENT PRICE(1)
                                          SUBSCRIBERS                                   -----------------------------------------
                                          (THOUSANDS)                   MONTHLY
                                 ------------------------------      SUBSCRIPTION                                   MONTHLY
                                           MARCH 31,                     PRICE               PURCHASE              LEASE(2)
                                 ------------------------------   -------------------   -------------------   -------------------
                                   2000       1999       1998      ZAR(3)       $         ZAR         $         ZAR         $
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Analog.........................    687        802        896        160       24.58        799      122.73     25.90       3.98
Digital........................    400        271        158        270       41.47      2,999      460.68     59.00       9.06

------------------------

(1) Includes price of satellite receiver in the case of digital service.

(2) The amount of monthly payment under optional instalment purchasing plans for equipment, which are typically five years in length and require a deposit of ZAR250 ($38.40) for digital equipment and ZAR90 ($13.82) for analog equipment.

(3) The digital price increased to ZAR 280 ($43.00) from August 1, 2000.

    MultiChoice Africa bills its subscribers monthly, in advance, in South African rand. During the year ended March 31, 2000, MultiChoice Africa experienced an average monthly net churn (net churn is the percentage of customers who terminate their subscription in a given period minus the number of former customers who reconnect in that period) of approximately 1.5% on its analog subscriber base and less than 0.4% on its digital subscriber base. To date, we have not experienced significant customer disconnections as a result of increases in the price of our services.

    COMPETITION. Our digital and analog platforms are currently the only pay-television services provided in South Africa. MultiChoice Africa competes directly with the four free-to-air television channels in South Africa (which are carried on our digital bouquet) and indirectly with live sporting events, motion picture theaters, the Internet and other forms of entertainment. DStv's offering of 48 distinct video channels is several times greater than all of the competing free-to-air television channels in South Africa combined.

Another operator that currently provides a free, unencrypted analog service has announced an intention to provide a digital service that may be subscription based.

    TRANSMISSION. The transmission of MultiChoice Africa's analog and digital services is conducted by Orbicom. These services, including technical support, are, and will continue to be, provided by Orbicom at cost until March 31, 2001. After that date, MultiChoice Africa may elect to renew all or part of the services provided by Orbicom on an at cost basis. MultiChoice Africa can elect to extend this agreement in respect of all or any part of Orbicom's services, for consecutive twelve-month periods by giving Orbicom six months' advance notice. Although Orbicom has the right to terminate the agreement on two years written notice to MultiChoice Africa, such notice may not be given for a minimum period of two years from the effective date of our and our parent company's sale of Orbicom, which was April 1, 1999. In addition, the termination will not take effect unless and until MultiChoice Africa holds the requisite license necessary for it to carry out the Orbicom services itself.

    The analog service is sent to transmission towers either terrestrially over fiber optic cables or microwave links, or via satellite. The towers transmit the signal to our customers' homes, where it is received by an antenna and decrypted by a set-top box. The digital satellite signal is transmitted by a Panamsat satellite situated over the east coast of Africa. We lease 7 Ku-band transponders on this satellite, and our uplink facilities are provided by Orbicom (Ku-band refers to a frequency range used for satellite downlink transmissions that falls within the 12 to 14 GHz range of the electromagnetic spectrum, allowing use of 27 inch (or 90 cm) or smaller ground dishes). Our digital customers receive the signal from this satellite using a 90 cm satellite dish located on or near their homes. MultiChoice Africa utilizes the Irdeto Access encryption and decoder technology provided by our Mindport division for both its analog and digital platforms.

Sub-Saharan Africa

    PRODUCTS. We offer terrestrial analog and digital satellite pay-television services to Sub-Saharan Africa through MultiChoice Africa and various subsidiaries, joint ventures and agents. We offer many of the same premium channels in Sub-Saharan Africa as in South Africa, including those broadcasting exclusive premium films and popular sports. Our analog service transmits a customized M-Net channel, which features exclusive movies and sports and other programming, to 8 African nations through subsidiaries and joint ventures. Our digital service features 6 audio channels and 30 video channels, including the customized M-Net channel and many major international network channels, transmitted to more than 40 countries in Sub-Saharan Africa. The following table as of March 31, 2000 provides information about the primary Sub-Saharan African nations in which we conduct business:

                                                                                                            ANALOG
                                     TOTAL TV                                                              BUSINESS
                       POPULATION   HOUSEHOLDS      ANALOG        DIGITAL        TOTAL         TOTAL       OWNERSHIP     START
MARKET                 (MILLIONS)   (THOUSANDS)   SUBSCRIBERS   SUBSCRIBERS   SUBSCRIBERS   PENETRATION   INTEREST(1)     DATE
------                 ----------   -----------   -----------   -----------   -----------   -----------   -----------   --------
Nigeria..............     111.3       10,000          5,755        21,647        27,402         0.2%           91%        1994
Tanzania.............      29.1          466            723         4,520         5,243         1.0           100         1997
Kenya................      30.0          823          2,998         8,516        11,514         1.4            51         1995
Uganda...............      19.2          200          1,822         2,437         4,259         2.2            75         1995
Ghana................      17.1          274          3,488         2,667         6,155         2.4            50         1993
Zimbabwe.............      12.7          342            120        23,181        23,301         6.7           N/A          N/A
Angola...............      11.2          571             --         6,545         6,545         1.1           N/A          N/A
Malawi...............       9.5            *          1,529         6,380         7,909         N/A           N/A          N/A
Zambia...............       9.2          589          5,632         5,095        10,727         1.7            51         1995
Namibia..............       2.0          109         16,768        14,585        31,353        29.0            49         1992
Botswana.............       1.5           35            296        11,001        11,297        34.1            50         1993

------------------------

(1) Ownership of digital is 100%.

* Insufficient data.

    OPPORTUNITY. As of March 31, 2000, MultiChoice Africa and its subsidiaries and joint ventures had 38,819 Sub-Saharan African subscribers to its terrestrial analog service and 115,343 Sub-Saharan African subscribers to its DStv digital satellite service. Although the current number of subscribers in Sub-Saharan Africa is a small portion of our overall base and recent political and economic instability in the region could delay the realization of the market's full potential, we expect significant subscriber growth in this market to the extent economic demographics improve. In addition, we expect the continuing rollout of our digital service and promotions, including set-top box subsidies, to further drive subscriber growth.

    MARKETING AND SUBSCRIBER MANAGEMENT. We actively market our services in the region through local affiliates and agents. Our efforts are focused on the major cities in each of the countries we serve because we believe that households in these major metropolitan areas are more likely to be able to afford our services than many rural households. In addition, we believe that given the size of the urban population and the percentage of urban households that own colour televisions, there is significant opportunity to increase our subscriber base in these areas. As in South Africa, we believe that targeting our digital and analog services to different economic demographics will increase our overall subscriber base and, over time, encourage analog subscribers to upgrade to the digital service.

    PRICING AND BILLING. The following table sets forth certain pricing information for our Sub-Saharan African businesses:

                                                              SUBSCRIBERS
                                                              (THOUSANDS)
                                                    -------------------------------     MONTHLY
                                                               MARCH 31,              SUBSCRIPTION   EQUIPMENT
                                                      2000       1999        1998       PRICE(1)     PRICE(2)
                                                    --------   ---------   --------   ------------   ---------
Analog............................................     39         54          60         $30.00        $150
Digital...........................................    116         86          49          52.50         700

------------------------

(1) Represents the average price across all of our Sub-Saharan African businesses.

(2) Includes the price of the satellite receiver in the case of digital service.

    In each Sub-Saharan African nation, we generally bill our customers in U.S. dollars or dollar equivalents. During the year ended March 31, 2000, our Sub-Saharan African operations experienced an average monthly net churn of approximately 1.6% on the analog subscriber base and approximately 0.2% on the digital subscriber base. To date, we have not experienced significant customer disconnections as a result of increases in the price of our services.

    COMPETITION. We are the leading provider of pay-television services in Sub-Saharan Africa. In the countries in which we broadcast, however, there are numerous public and private free-to-air television stations, as well as small, localized pay-television operations. We believe that our wide selection of high quality, exclusive programming, distributed both terrestrially and on DStv, appeals to the broader African market and differentiates us from other broadcasters.

    TRANSMISSION. We deliver analog services terrestrially to Sub-Saharan Africa by transmitting our programming signal by satellite to local receiving stations in 9 countries. These stations are generally owned in partnership with a local partner or franchisee in each country. These stations relay the signal to a broadcast tower that transmits it as a standard encrypted television signal. As that signal is received by a customer, a decoder in a set-top box decrypts the signal and provides it to the customer's television.

    Our digital service is transmitted direct-to-home, or DTH, on a C-band satellite transponder (C-band refers to the frequency range of the electromagnetic spectrum used heavily for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz). Customers receive these signals on a satellite dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart cards designed by Mindport. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. The smart cards are inserted in a set-top box to gain access to encrypted programming.

Egypt and the Middle East

    We provide customer service, subscriber management and customer billing services to third-party pay-television broadcasters in Egypt and other Middle-Eastern nations. We provide these services for the Showtime and Firstnet digital satellite platforms. In Egypt, we also provide these services to CableNetwork Egypt for its terrestrial analog service. As of March 31, 2000, there were 140,135 subscribers in these countries.

    Under our arrangements with Arab Radio & TV and Gulf DTH, we collect revenues from their subscribers. We remit a percentage of these revenues to the broadcasters and keep the remainder as compensation for our services.

MEDITERRANEAN

Greece and Cyprus

    PRODUCTS We offer terrestrial analog and digital satellite pay-television services in Greece and terrestrial analog service in Cyprus through our subsidiary, NetMed. NetMed began broadcasting its analog service in 1994 and began offering digital satellite service in Greece in December 1999 after successfully concluding a concession agreement required by the terms of the digital transmission license it received from the Greek government.

    NetMed's Greek analog service consists of three channels, FilmNet, SuperSport and K-TV, transmitted over two analog frequencies. FilmNet provides a combination of exclusive, first-run movies, along with some original and imported series. SuperSport features exclusive sporting events, including Greek league soccer and basketball, the two most popular sports in Greece. K-TV offers a wide range of exclusive children's programming. Customers have the option of subscribing to FilmNet, SuperSport or to both services. Customers who subscribe to both also receive K-TV as a bonus channel, which is currently the only way to receive K-TV. NetMed's Greek digital service, Nova, includes 19 video, 3 radio and 5 audio channels, including film, sports and children's channels, as well as popular international channels and several of the national Greek free-to-air networks. In September, 4 more video channels and interactive television services will be added to the bouquet.

    In Cyprus, our analog platform broadcasts two third-party channels, LTV and Alfa. LTV is produced by Lumiere Television, a Cypriot media company, and Alfa is produced by Alfa TV, a Cypriot pay-television company. Each channel shows a variety of programming, including exclusive films and sports.

    NetMed Hellas has the exclusive right to the pay-television broadcast, at least a year in advance of their free-to-air premiere, of most Hollywood movies. It has output deals for movies with all the major Hollywood movie studios, including Columbia Tristar/Sony, Warner Brothers, Fox, MCA/Universal, Paramount, DreamWorks, Disney and MGM. Under these contracts, NetMed Hellas makes payments on a per subscriber basis. NetMed Hellas also holds the exclusive rights to broadcast Greek league soccer and to 11 of the 14 Greek league basketball teams. Under NetMed Hellas' contract with the Greek soccer league, NetMed currently broadcasts three live matches each week and then sells the matches for delayed rebroadcast on free-to-air television. NetMed Hellas has a contract with the Greek basketball league for 9 teams in addition to individual contracts with 2 teams pursuant to which NetMed televises five live matches each week. In addition, SuperSport has exclusive rights for the Greek football Cup for 4 years. In connection with NetMed's purchase of an interest in the Greek football club PAE AEK, AEK has entered into a long-term contract for Greek domestic league television rights with NetMed that will become effective at the end of the current league contract in 2001.

    OPPORTUNITY. As of March 31, 2000, NetMed had 306,900 subscribers in Greece and 43,172 subscribers in Cyprus. Greece has a population of approximately
10.5 million people and approximately 3.2 million television households, giving NetMed's pay-television services a market penetration of approximately 9% of television households. The market penetration for pay-television in Greece is much lower than the average of 38% for cable and satellite penetration in the European Union ("EU") countries. However, in 1998, average daily viewing time in Greece was 220 minutes, compared to an average of 191 minutes in the EU as a whole. We believe that the potential market growth in Greece arises from the large Greek appetite for television and its comparatively low rates of market penetration. We also believe that the recent launch of our Nova digital platform will be a significant source of new subscribers.

    MARKETING AND SUBSCRIBER MANAGEMENT. We believe that our ability to attract and retain subscribers in Greece and Cyprus depends on the ability of NetMed Hellas to retain its rights to exclusive programming. NetMed will market its recently launched digital service as an upscale alternative to the premium analog package, and we expect the majority of our digital growth to come from subscribers that upgrade from the analog service. We also expect to achieve net digital subscriber growth, as our territorial coverage has expanded from 70% of Greek households with our analog system to 100% of Greek households with our digital service.

    The broadcast television business in Greece tends to be seasonal, with a significant decrease in viewership occurring in the summer, when Greeks traditionally enjoy outdoor activities and travel, and when the soccer and basketball seasons have ended. As a result, we have experienced subscriber churn in the summer, but we are aggressively implementing new programs designed to promote year-long subscriptions. For example, we are pursuing programs that apply a discount to the price of a set-top box in conjunction with a subscription over a consecutive number of summer months.

    NetMed provides customer service through customer care and billing centers in Athens and Salonica in Greece and Nicosia, Larnaca and Limassol in Cyprus. These centers utilize Mindport's IBS subscriber management system.

    PRICING AND BILLING. The following table sets forth certain pricing information for our Mediterranean businesses:

                                       SUBSCRIBERS                                                 EQUIPMENT PRICE(1)
                                       (THOUSANDS)                                      -----------------------------------------
                             --------------------------------          MONTHLY                                      MONTHLY
                                        MARCH 31,                SUBSCRIPTION PRICE            TOTAL               LEASE(2)
                             --------------------------------   ---------------------   -------------------   -------------------
                               2000         1999       1998       GRD           $         GRD         $         GRD         $
                             --------     --------   --------   --------     --------   --------   --------   --------   --------
GREECE

  Analog...................    288          316        254       11,200(3)    31.87      55,500     157.94      N/A         --
  Digital..................     18(4)       N/A        N/A       15,500       44.11     149,000     424.02      N/A         --

CYPRUS
  Analog...................     43           35         31       10,718(5)    30.50      66,169     188.30      N/A         --

------------------------

(1) Includes the price of the satellite receiver in the case of digital service.

(2) The estimated amount of monthly payments under optional, three-year instalment purchasing plans for equipment.

(3) Price for both FilmNet and SuperSport. Separately, FilmNet costs GRD7,500 ($21.34) and SuperSport costs GRD9,100 ($25.90).

(4) Our Greek digital platform was launched on December 16, 1999.

(5) Price for both LTV and Alfa together. Separately, each costs GRD8,944 ($25.45).

    NetMed bills its subscribers monthly in Greek drachmae. During the period ended March 31, 2000, NetMed experienced a monthly net churn of approximately 2.1% on its total subscriber base. Net churn, which is heaviest in the summer months of May, June and July averaged approximately 5.1% in 1999. To date, we have not experienced significant customer disconnections as a result of increases in the price of our services.

    COMPETITION. NetMed competes directly with free-to-air broadcast channels in Greece and Cyprus. There are currently a number of free-to-air channels in Greece and Cyprus, including national Greek networks (such as Mega, Antenna, Alpha and Star) and four national Cypriot networks (Cyprus Broadcasting Corp., Sigma, Mega and Antenna). In addition, Hellenic Telecommunications Organization SA recently announced that it will join Greece's state-run television network, ERT, and Alpha Digital Synthesis SA to start a digital pay-television company that will start operating within the next few months. There is press speculation that the OTE initiative will not launch this year. The new Greek media law allows multiple licenses to be granted for pay-television platforms, but we are aware of only two other entities, Intersat SA and Alpha SA, that have applied for such a license. The National Radio and Television Council of Greece has not yet processed Alpha SA's request. Intersat SA has received the necessary National Radio and Television Council approval, but has not yet concluded the concession agreement with the Greek government that is necessary for it to begin operations.

    We believe our analog service is an attractive alternative due to its comparatively clean frequencies and uncluttered channels. NetMed's Nova digital satellite service has clear signal coverage throughout Greece, which is difficult to replicate using terrestrial broadcasts due to the mountainous terrain and remote islands found there.

    TRANSMISSION. NetMed transmits its analog service through a network of 58 terrestrial transmission sites across Greece. Its analog network currently covers approximately 70% of the Greek population. NetMed owns and operates 26 of the 58 sites, including the two major transmission sites in Athens and Salonica, which together cover approximately 60% of the population. NetMed distributes its analog signal to the regional transmission sites over Eutelsat's Hot Bird 2 satellite. The remaining regional transmission sites are owned and operated on our behalf by local business partners, who often also own distribution outlets where NetMed's set-top boxes are sold. In Cyprus, the terrestrial analog network, which is owned by Lumiere Television and Alfa TV, consists of transmission sites that together provide coverage of 77% of Cypriot television households. Our Greek Nova digital satellite service, which covers 100% of the Greek population, is transmitted off Eutelsat's Hot Bird 2 and Hot Bird 3 satellites to 60 cm satellite dishes mounted on customers' homes.

    In encrypting and decoding its signal, NetMed uses conditional access technology licensed from Mindport.

ASIA

    We have a joint venture interest in UBC, the leading pay-television provider in Thailand. Through a series of transactions beginning in 1997, we now own 31.1% of UBC. The agreements governing this joint venture grant us certain management rights, including the right to appoint the chief operating officer. We view the UBC venture as a model for possible future ventures in Asian countries and plan to draw upon our experiences in Thailand in structuring our other investments in the region.

    Following our 1997 acquisition of an equity interest in UBC, we have attempted to reposition UBC for long-term growth through the merger, entered into in February 1998 and effective in May 1998, of UBC with Telecom Asia's interest in UBC Cable, a leading provider of cable television services in Thailand. This merger combined the two largest pay-television companies in Thailand. We believe that the UBC group has been able to derive significant benefits from this merger, including a more coordinated and focused marketing strategy and the ability to streamline its workforce. This strategy has included coordinating the analog and digital bouquets and implementing a new pricing plan. We believe the long-term effect of these changes will be to increase subscriber growth and UBC's revenues and profitability.

Thailand

    PRODUCTS. We offer digital satellite and analog pay-television services in Thailand through UBC. UBC's digital satellite and analog cable services both provide the same 40 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to seven educational channels. Channels shown on UBC's pay-television systems include UBC Movies and UBC Asian Movies, which show first-run and repeat films, UBC Kids, UBC Series, UBC News, UBC X-Zyte, SuperSport and SuperSport Gold, which show programming tailored for Thai audiences, including favorite local sports such as takraw and badminton, along with exclusive major international events, such as English Premier League soccer. Some of the other major channels offered by UBC are movie channels such as HBO, Cinemax, Star Movies and TNT Classic Movies; news channels such as CNN, BBC and CNBC; children's programs such as the Cartoon Network; and sports channels including ESPN and Star Sports.

    UBC does not currently have the same exclusive rights to first-run movies as are enjoyed by our other operating companies through their locally-created movie channels. However, UBC does secure the rights to channels such as HBO, Cinemax and Star Movies, which channels tie up movie rights for the Thai market exclusively. A significant number of these "turn around" channel arrangements are done on an exclusive basis. UBC also broadcasts major local free-to-air channels. Most programming on the UBC's pay-television systems carry the original soundtrack along with a dubbed Thai soundtrack or Thai subtitling generated by UBC.

    In the future, UBC intends to offer an enhanced interactive service which may include an extended electronic programming guide, e-mail, home shopping and home banking, thereby creating a television portal through which it hopes to generate "t-commerce" (e-commerce through the television) revenues. In providing these services, UBC intends to use software platforms developed and provided by OpenTV. Although UBC has not set a definite date for the launch of these services, we believe that interactive television will be a substantial new phase in UBC's business development, with the potential to provide UBC with significant new sources of revenue at higher margins and to fuel subscriber growth.

    OPPORTUNITY. As of March 31, 2000, UBC had 333,395 total subscribers, consisting of 146,859 analog cable subscribers and 186,536 digital satellite subscribers. Thailand has a population of approximately 61.1 million people, with approximately 15.4 million television households. We believe that Thailand represents an excellent opportunity for subscriber growth, given the low pay-television penetration in Thailand of approximately 2.1% of television households. That figure is less than most other countries in the region, including those with similar or lower levels of economic development than Thailand. Another factor that we believe will lead to subscriber growth in Thailand is the fact that Thailand has started to show economic growth and improved economic conditions following the financial crisis that struck Southeast Asia beginning in 1997.

    Due to the comparatively low level of market penetration in Thailand, we believe that the recently adopted coordinated marketing plan between our analog cable and digital satellite services should result in increased subscriber growth. UBC's digital satellite service is potentially receivable by all
15.4 million television households in the country. UBC Cable's analog service covers approximately 800,000 homes in Bangkok.

    MARKETING AND SUBSCRIBER MANAGEMENT. UBC markets its digital satellite and analog cable services as premium packages with broad market appeal. UBC's analog and digital bouquets have been coordinated in order to reduce churn between services as subscribers abandoned one system for another. We believe that this unified approach and leading market position has been responsible for a significant decline in our international channel costs. UBC phased out its analog multichannel multi-point distribution service, or MMDS, system in February 1999 due to widespread piracy of its signal (MMDS, also known as "wireless cable", uses high-power transmitters to broadcast programming to receiving equipment in homes and businesses). UBC will retain its rights to the MMDS frequencies and is examining the feasibility of establishing a digital MMDS service. Feasibility studies have been completed and UBC has begun to develop plans for a commercial launch in 2001.

    UBC provides customer service through customer care and billing centers in four cities, including Bangkok. These centers use Mindport's IBS subscriber management system.

    PRICING AND BILLING. The following table sets forth certain pricing information for our Thai business:

                                                                       MONTHLY SUBSCRIPTION PRICE
                                            SUBSCRIPTIONS            ------------------------------
                                               MAR 31,                   MINI CABLE         SILVER
                                             (THOUSANDS)                 PACKAGE(2)        PACKAGE
                                    ------------------------------   -------------------   --------
                                      2000       1999       1998       BAHT        $         BAHT
                                    --------   --------   --------   --------   --------   --------
Cable.............................    147        147        154        389       10.29       768
Digital...........................    187        153        116        N/A         N/A       768
MMDS(2)...........................     --         --         43        N/A         N/A       N/A

                                      MONTHLY SUBSCRIPTION PRICE                EQUIPMENT PRICE(1)
                                    ------------------------------   -----------------------------------------
                                     SILVER           GOLD                UP-FRONT               MONTHLY
                                    PACKAGE          PACKAGE                FEES                RENTAL(3)
                                    --------   -------------------   -------------------   -------------------
                                       $         BAHT        $         BAHT        $         BAHT        $
                                    --------   --------   --------   --------   --------   --------   --------
Cable.............................   20.32      1,060      28.05      4,000      105.85       97       2.57
Digital...........................   20.32      1,060      28.05      6,500      172.00      156       4.13
MMDS(2)...........................     N/A        N/A        N/A        N/A         N/A      N/A        N/A

------------------------------

(1) Includes installation fee, connection fee and refundable set-top box deposit.

(2) Phased out in February 1999.

(3) Cable subscribers only pay a monthly rental fee if they joined after May 1, 1998. Digital subscriber rental fees vary depending upon the date on which the subscriber joined the service.

    On March 19, 1999, MCOT approved the creation of UBC's new Silver package consisting of ten paid and six free-to-air channels. MCOT also approved UBC's increase in the price of its Gold package. Included in these charges was the reduction of value-added taxation from 10% to 7%. We introduced the new basic Silver package on May 1, 1999, with the Gold package price increase taking effect on April 5, 1999 for new subscribers. UBC's margins on the Gold and Silver packages are similar as the Silver package consists predominantly of fixed-cost UBC-produced channels, while the Gold package includes variable-cost "turn around" channels. UBC has not experienced any substantial number of customers downgrading from the Gold package to the Silver package, and predominantly all new subscribers take the Gold package.

    For the year ended March 31, 2000, UBC's average monthly net churn was approximately 0.7%. To date, UBC has not experienced significant customer disconnections as a result of increases in the price of its services.

    Consistent with the policies of our other operating companies, UBC has instituted a strict policy of terminating the service of subscribers once they fall 30 days in arrears on their subscription payments. This policy has helped reduce the average arrearage to well below 20 days as of March 31, 2000. In 2000, UBC still plans to switch to advance billing, which is used by our other operating companies.

    UBC does not require its subscribers to purchase their set-top boxes but rather loans them to customers, retaining ownership of the equipment. The cost of the equipment is built into the connection fee and monthly charge. We believe that this strategy has a positive effect upon subscriber growth by minimizing the entry cost of subscription to UBC's services.

    COMPETITION. The Thai television industry consists primarily of six free-to-air television stations and UBC pay-television operations. Another pay-television service previously operated by Thai Sky discontinued operations in 1997. The Thai regulatory authority granted pay-television licenses to two other companies in 1996, but those companies have not launched, or announced an intention to launch, pay-television services. There are also several small, provincial cable systems, generally averaging fewer than 1,500 subscribers. UBC competes directly with the national free-to-air television stations and, in the case of the digital satellite service with local cable groups in Thailand. World Star Television has announced plans to launch a three channel MMDS service in Thailand. We believe that UBC's unique programming, including exclusive first-run movies and sporting events, gives it a distinct advantage over its free-to-air television competitors. The national free television stations are uplinked to the same satellite used by UBC's service and consequently form part of the bouquet available to our subscribers. We believe that this arrangement enhances our appeal to current subscribers and assists in growing our subscriber base.

    TRANSMISSION. UBC's digital satellite service is transmitted on a Ku-band signal through the Thaicom 3 satellite, owned by Shinawatra Satellite Public Company Limited. The satellite uplink facilities at Lad Lum Koa are owned and operated by CS Communications Limited, a Thai satellite company. UBC utilizes digital compression technology that facilitates multiple channel transmission through a single channel's bandwidth, which is a term used to describe the amount of space occupied by a channel on the radio frequency spectrum. Digital compression technology refers to the process of reducing the number of bits required to store or transmit information in digital form. Subscribers receive their signal on a 60-90 cm satellite dish and unscramble and decompress the signal with a set-top box utilizing Irdeto Access's conditional access system and smart card technology from Mindport. The set-top box, smart cards and conditional access equipment are owned by a 96%-owned subsidiary of UBC and are leased to UBC.

    UBC Cable's transmission is delivered on hybrid coaxial fiber optic cable lines over a dropwire into homes that utilize a set-top box to access the signal. The cable network is owned by Asia Multimedia Company Limited, a subsidiary of Telecom Asia, and leased to UBC Cable pursuant to an agreement that expires in 2019. As part of its services to UBC Cable, Asia Multimedia supplies and installs a dropwire to link its network to subscriber homes and installs and maintains the set-top boxes.

TECHNOLOGY

OVERVIEW

    Our technology division, Mindport, is an end-to-end systems integrator that provides a comprehensive package of technology products and support services to pay-media operators worldwide. Mindport seeks to capitalize upon the pay-media industry's evolution from analog to digital and then to interactive and Internet services by providing global convergence solutions with a commitment to open standards. The introduction of new technologies has generated the need for the increasingly complex, integrated and scalable software and hardware that Mindport provides. In addition, by taking advantage of our experience in operating pay-media businesses, Mindport has been able to improve its products and offer highly advanced and complete solutions to third-party platform operators. Mindport's customers include some of the leading international pay-media companies, such as EchoStar, BSkyB, Canal+, Galaxy Latin America, TPS, TVB, Foxtel, Stream and DirecTV Japan, as well as our African and Mediterranean pay-television businesses and our African Internet business. We also provide pay-television technology to CBSat, a subsidiary of China Central Television, which is distributing digital television signals to rural areas in the People's Republic of China.

    The Mindport product line includes subscriber management systems, conditional access systems, interactive television operating software, content management systems, set-top box design and specification, broadband Internet systems and systems integration and consulting services. We believe that our subscriber management system, marketed under the IBS brand name, provides the critical scalability and system adaptability necessary to meet the growing needs of pay-television operators, Internet service providers and data broadcasters worldwide. Irdeto Access, Mindport's conditional access unit, provides encryption and decoding systems to pay-television operators. OpenTV develops and sells operating systems for interactive television, the first generation of which is running on several pay-television platforms.

    Mindport's products are designed to be flexible, configurable and scalable, allowing them to be used by a variety of different network operators and to be integrated in systems using the products of Mindport's competitors. Mindport's diverse and well-integrated product line also allows it to act as a single source for fulfilling a customer's pay-media technology needs, particularly in the growing market for interactive television. We believe that Mindport will be able to capitalize on the anticipated growth in interactive platforms and the anticipated convergence of television, telephony and the Internet, and thereby expand its customer base.

    The following table lists certain of Mindport's major customers and the products they use:

                                                                                     IRDETO
CUSTOMER                                                   MARKET          IBS       ACCESS     OPENTV
--------                                             ------------------  --------   --------   --------
MultiChoice(1).....................................  South Africa             X          X          X
              .....................................  Sub-Saharan Africa       X          X          X
              .....................................  Greece                   X          X          X
              .....................................  Middle East              X          X
UBC(1).............................................  Thailand                 X          X
Canal+.............................................  Europe(2)                X          X
EchoStar...........................................  United States                                  X
CBSat..............................................  China                Trial      Trial      Trial
Stream.............................................  Italy                               X          X
Galaxy Latin America...............................  Latin America(2)         X
DirecTV............................................  Japan                    X
Optus..............................................  Australia                X          X
Foxtel.............................................  Australia                           X          X
BskyB..............................................  UK                                             X
TPS................................................  France                                         X
Via Digital........................................  Spain                                          X
TDK................................................  Denmark                                        X
TVB................................................  Hong Kong                X          X          X
Telepiu............................................  Italy                    X          X

------------------------

(1) All transactions between Mindport and our other subsidiaries and affiliates are conducted on an arm's-length basis.

(2) Certain countries only.

    As of March 31, 2000, approximately 7.5 million subscribers were being managed through Mindport's IBS system, approximately 4.3 million Irdeto Access smart cards had been deployed and approximately 7.8 million set-top boxes had been enabled with OpenTV software.

    Mindport's ability to provide a "one-stop-shop" for pay-media technology needs is valuable to new interactive platform providers who can speed their time to market by utilizing Mindport technology. A good example of this is our agreement to provide conditional access systems, subscriber management systems and the OpenTV operating system to CBSat, the first provider of digital satellite services in the People's Republic of China. CBSat's system was deployed in small numbers on a test basis in 1999, with plans for a possible broader rollout thereafter. The CBSat system was recently expanded to a 42-channel system.

IBS

    Mindport's IBS software provides pay-media operators with a broad range of subscriber management services and products that combine customer care, billing and logistics functionality in one integrated system. IBS supports all types of subscriber-based businesses, including pay-television operators, Internet service providers and data broadcasters over a wide range of delivery platforms. Mindport's IBS system is a flexible, configurable and highly scalable product that can service pay-media operations of vastly different sizes.

    Mindport IBS has historically generated revenues by charging up-front license fees and monthly customer service and support fees. Recently, Mindport has begun to collect from certain customers license revenues and support fees scaled to the customers' subscriber numbers, paid on a monthly basis. All recent sales have been made on this basis. Mindport currently provides IBS to 18 customers in 44 countries, including certain platforms of Canal+, Galaxy Latin America and many of our operating entities. Mindport's contract with Canal+ expired and was renewed during 1999, even though a Canal+ affiliate, Canal+ Technologies, sells its own customer care and billing system. IBS's competition in its current and planned future markets includes approximately 40 companies worldwide, including Wiztec and CableData, which focus on pay-television, and Portal and Daleen, which focus primarily on the Internet.

    We believe that the demand for subscriber management services will increase as operators seek to provide more advanced technology to their customers. IBS is able to support changes and accommodate new platforms, including analog, digital and interactive systems. In addition, IBS is a highly scalable software package, as demonstrated by the fact that IBS is used to provide customer care and billing systems for platforms ranging in size from our 43,172 subscriber pay-television system in Cyprus to our approximately 1.4 million subscriber pay-television system in Africa.

    Today, IBS is a leading subscriber management software package for pay-television. We plan to continually redefine the IBS architecture to improve on its configurability, flexibility and scalability. We also plan to take advantage of the system's flexibility to penetrate new markets for IBS, such as Internet service, cable, data broadcasting and telephony providers. We have recently developed an IBS product capable of tracking and billing television applications, including interactive commerce transactions, and Internet applications and transactions.

    The IBS subscriber management software has been successfully modified for use by Internet service providers. The IBS system is currently being used to manage our Internet subscribers in Africa. We plan to continue to expand the functionality of the IBS software system and to market it to ISPs and other pay-media content and service providers.

IRDETO ACCESS

    Irdeto Access provides digital and analog conditional access systems to 15 clients in over 20 countries. These systems enable pay-television operators to encrypt and decrypt their broadcast signals and thus control subscriber access to programs, services and events.

    We believe that our digital conditional access system's flexibility, compatibility with multiple equipment vendors, ease-of-use and sophisticated security features make it attractive to pay-television operators worldwide. The system's open architecture allows pay-television operators to incorporate as few or as many features as they require and to adjust these features as their needs change. Irdeto Access offers M-Crypt, a system specifically designed for pay-media providers with fewer than 250,000 subscribers. M-Crypt allows these operators to reduce their investment in computing equipment and third-party software licenses and is easily upgradable if the operator's subscriber base grows past a certain size. Irdeto Access's analog conditional access system is also based upon a modular and flexible design. This product allows us to tap into price sensitive markets that will not be considering digital services for some years to come.

    Irdeto Access licenses its technology to various manufacturers to produce its conditional access systems and generates revenues by charging an up-front license fee along with a fee for each conditional access unit sold. The major users of these conditional access systems include Stream, Telepiu, Canal+, TVB and certain of our operating entities. As of March 31, 2000, Mindport had supplied over 4.3 million digital smart cards and over 2.3 million analog conditional access units.

    The principal products competing with Irdeto Access include MediaGuard (Canal+), ViaAccess, NDS and NagraVision (Kudelski). We believe that a customer's primary considerations in choosing a conditional access system are system security and dependability and that Irdeto Access enjoys a solid reputation for both of these qualities.

    Mindport's strategy for Irdeto Access is designed to achieve four main goals:

    - reduce the cost of ownership for both digital and analog conditional access systems;

    - develop the next generation of conditional access products;

    - grow sales operations in new markets; and

    - develop an MPEG-2 encryption product for the Internet (MPEG-2 refers to a set of standards developed by the Moving Pictures Experts Group that details guidelines for access rates, compression and conditional access).

We have a team of engineers dedicated to conditional access design and development who are responsible for developing new products, increasing the functionality of existing products and reducing costs through increased chip functionality. Mindport's management believes that further price reductions may be achieved by cutting production costs, shifting production to locales with lower manufacturing costs and reducing royalty costs by re-examining certain partnerships and business relationships with respect to developing conditional access technology. In November 1998, we acquired TV/COM International Inc., a San Diego based company that owns intellectual property licensed to Irdeto for use in our conditional access systems. In July 1999, we completed negotiations with BetaTechnik whereby we regained access to the German-speaking countries that were previously excluded to us under our Digco joint venture.

    In 1999 Irdeto Access launched its internet protocol (IP) multicast security system, CypherCast-TM-, targeted at the corporate and consumer markets. It secures Multicast data that travels over open networks such as satellite and other broadband networks. CypherCast-TM- creates a virtual private multicast
(VPMN) and can be used in combination with any streaming application such as streaming video and streaming data.

OPENTV

    OpenTV is the leading worldwide provider of software that enables digital interactive television. Its software is running on over 7.8 million set-top boxes worldwide, with 28 network operators having selected our OpenTV Runtime software as their interactive platform. OpenTV's digital interactive solution enhances a television viewer's experience without changing viewing habits, and provides a rich audio and video television environment for enhanced applications such as t-commerce. Using a standard remote control, viewers can:

    - access real-time statistics, buy team merchandise and purchase tickets while watching a sporting event;

    - purchase compact discs and learn more about recording artists while watching music videos;

    - purchase vacations, clothing, groceries and other merchandise through dedicated interactive channels; and

    - transfer funds, view account balances, borrow money and engage in other banking transactions.

    OpenTV's patented software platform provides a comprehensive solution for the development and delivery of digital interactive services by network operators to television viewers. Network operators, which include cable, satellite and terrestrial broadcasters of television content, use its software platform to transmit a continual stream of interactive programming to viewers. Specifically, its software platform includes software that resides both at the network operator's central broadcasting facility and within the viewer's set-top box. OpenTV's central broadcasting facility software enables the streaming of data from such facility to subscribers' set-top boxes where its operating system enables digital reception and manages the interactive television environment.

    The OpenTV system has been designed to enable network operators to deliver interactive content through a low-cost, digital set-top box for viewing on existing analog televisions. Its software platform, therefore, operates within today's infrastructure, allowing network operators to rapidly deploy digital interactive television to a large number of subscribers without incurring prohibitively expensive hardware or infrastructure upgrade costs. In addition, its software is designed to exploit the capabilities of emerging infrastructure developments, such as broadband transmission networks and digital television sets.

    The majority of OpenTV's revenues today are generated from royalties and fees related to its core software platform. In addition, OpenTV is developing interactive applications that it intends to license to network operators and content providers in exchange for a share of advertising and e-commerce revenues. OpenTV has recently signed revenue sharing agreements with EchoStar, which operates the DISH Network in the United States and the Turner and Warner Brothers divisions of Time Warner.

    On March 26, 2000, OpenTV announced that it had signed a definitive merger agreement with Spyglass, Inc., a leading provider of Internet consulting, software and professional services and products. Spyglass's technologies include Spyglass Prism, a server-based product that reorganizes and reformats standard Web content to display on set-top boxes, mobile phones and other non-PC devices. These technologies will provide a platform for OpenTV to expand into the wireless communications market. Spyglass has provided its technologies and consulting services to companies such as GTE, Microsoft, Motorola, NEC, Nokia and Sony.

    Under the terms of the agreement, OpenTV acquired all of Spyglass's outstanding stock in a tax-free, stock-for-stock transaction. Spyglass stockholders received 0.7236 OpenTV Class A Ordinary Shares in exchange for each share of Spyglass common stock. On a fully diluted basis, Spyglass stockholders and holders of Spyglass options and warrants received OpenTV Class A Ordinary Shares and own approximately 18% of the combined company's stock. On a fully diluted basis after giving pro forma effect to the Spyglass transaction, MIH Limited owns shares representing approximately 37.7% of the economic rights and 72.0% of the voting rights of OpenTV's shares. The transaction closed on July 24, 2000.

PRODUCT DEVELOPMENT AND SYSTEMS INTEGRATION AND CONSULTING SERVICES

    Mindport's products development operations focus on convergence solutions for pay-media companies, with an emphasis on open technological standards. To ensure that it is able to deliver a best-of-breed solution to its customers, Mindport has recently entered into a series of strategic partnerships with key industry players, including Cisco Systems, DiviCom, Liberate Technologies, Wind River Systems, SCM Microsystems, Pace Micro Technology, Digital Innovations, UEC Technologies and Zenith. These partnerships are intended to enhance the interoperability of these companies' products and to demonstrate an integrated end-to-end open standards-based digital cable head-end platform. Mindport's focus on open standards and interoperable products has strengthened its position as an end-to-end systems integrator.

    MEDIA COMMERCE TECHNOLOGIES. We believe that, as the various mechanisms for the delivery of content (such as television and the Internet) converge, the management of content will become increasingly important. Mindport is currently developing the tools, technologies and supporting structures that will enable content owners to address content management on the Internet, where video content management in particular is still in its infancy.

    MINDPACK. Mindport has upgraded its Contracts, Library and Scheduling System (CLASS) to the Mindpack product. This enables digital pay-television operators to manage contracts, control their program libraries, manage license tracking, produce program schedules and utilize multiple-language electronic program guides.

    SYSTEMS INTEGRATION AND CONSULTING SERVICES. Mindport Solutions is a division intended to capitalize on the expertise within the Mindport group to offer consultancy services and turnkey systems integration solutions to new pay-television operators. This division was launched with the award of a system integration contract for the DTH platform of Stream, the Italian pay-television service owned by Telecom Italia. Mindport Solutions was also responsible for the initial implementation of the CBSat service installation in China, as well as for the upgrade of this system to a 42 channel system. More recently,

Mindport Solutions was the prime contractor for the installation of an end-to-end solution for TVB's digital pay television platform in Hong Kong, the United States and Australia.

INTERNET

OVERVIEW

    We believe that our expertise in managing pay-television platforms in several international markets will enable us to migrate effectively into the Internet environment. Our strategy is to combine our pay-television assets and core competencies, which include customer care, billing services, marketing and branding, knowledge of enabling technologies, content aggregation and media orientation, with our technology expertise to create leading Internet businesses in the geographic areas in which we currently operate pay-television platforms, as well as in new markets. This strategy provides us with the opportunity to exploit the benefits of content delivery over both Internet and pay-television platforms.

    We believe that our pay-media experience has given us a strong understanding of content rights and that this expertise, combined with our local approach to content development, provides us with an ability to apply our knowledge of content aggregation and packaging to the development of Internet portals and other online services. The skills we have developed through our pay-television operations, such as subscriber management and content aggregation, are those which we believe to be essential in the development of Internet services operations. We believe that these skills should enable us to smoothly expand our Internet business.

    The leading pay-television platform positions we hold in Thailand with UBC and in South Africa with MultiChoice Africa enable us to apply our expertise and assets to the development of leading Internet businesses within these regions, including through cross-promotion activities. The SuperSport channel is a good example of our cross-promotion of content and viewership from television to the Internet. This ability to cross-market places us in a position to leverage our successful media franchises into the Internet space, thereby creating audience loyalty and traffic for future e-commerce opportunities.

    Our strategic local approach, represented by an understanding of and investment in local content, is heightened by our global operational experience in new and developing markets. We believe the local language focus we employ may provide us with a competitive advantage in non-English language markets. Furthermore, we tailor our content to the local culture through collaboration with local partners and management teams. In Thailand, for example, we own Sanook.com, which is a search engine that has been developed in Thai by Thai entrepreneurs and managers.

    Our desire to build local communities on the Internet is illustrated by our development of web sites dedicated to the local culture. For example, we maintain a popular web site and community bulletin board that facilitate the common Thai pastime of composing and sharing poems. We plan to apply this same approach in other markets.

    Although our Internet businesses are relatively new, the experience our management has gained in our pay-television businesses is well diversified over many markets, countries and cultures, and is capable of being applied to Internet operations. We are developing our Internet businesses by combining our existing knowledge of pay-media operations with the expertise of local management. We have a proven record of establishing media businesses in developing markets, and we believe that we are well-positioned to take advantage of Internet services and e-commerce opportunities in these markets.

    Our Internet businesses are operated under the M-Web brand. In South Africa, our Internet business is well established, and our current focus is on the development of our Internet businesses in Asia, particularly Thailand, China and Indonesia, as well as in other countries in Africa.

SOUTH AFRICA

Market Overview

    Our first Internet venture began with the successful development, beginning in 1997, of M-Web Holdings. The business conducted by M-Web Holdings was originally a small ISP with 1,800 subscribers, which we acquired in 1997. We subsequently developed this business by creating our own content and aggregating other content from our affiliates, and transformed this business into the leading online service provider, or OSP, and content portal in South Africa. In the process, the business was spun-off in September 1997 into a publicly listed company, M-Web Holdings. We continue to manage M-Web Holdings pursuant to a voting pool agreement between us and Naspers Limited, M-Web Holdings' principal shareholder, and have recently acquired additional shares of M-Web Holdings, increasing our total interest to 16.8%. Naspers, the principal owner of our controlling shareholder, continues to own 55.3% of the shares of M-Web Holdings. M-Web Holdings is listed on the Johannesburg Stock Exchange and, on March 31, 2000, had a market capitalization of ZAR3.2 billion (or $359.0 million).

    The South African Internet market has consolidated rapidly during the past two years. In a market of approximately one million Internet users and more than 300,000 dial-up subscriber homes, two players now dominate the ISP market: M-Web Holdings and World Online. World Online is a joint venture between Vodacom, the largest GSM mobile operator in South Africa and a Vodafone affiliate, and Dutch ISP World Online.

    Similarly, two players dominate the Internet content provider, or ICP, market: M-Web Holdings and iafrica.com. iafrica.com is owned by Metropolis, a South African vertical Internet community company modelled on VerticalNet in the United States. As of March 31, 2000, our M-Web Holdings content and portal sites generated approximately 22 million page views per month, whereas iafrica.com's sites generated approximately 16.5 million page views per month.

    Both online advertising and e-commerce are in a very early stage of development in South Africa. We estimate that neither is likely to start emerging as a true generator of revenue for 12-24 months. Online consumer retail and true retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. We believe, however, that business and consumer-generated e-commerce opportunities will eventually develop into genuine business opportunities and the business solutions division of M-Web Holdings is now well-positioned to offer support to the increasing number of e-commerce web sites.

M-Web Holdings

    M-Web Holdings had approximately 235,000 subscribers as at March 31, 2000, which translates to an approximate 60% market share of the consumer dial-up Internet market in South Africa and a penetration of 2% of total South African households. M-Web Holdings also owns Computicket.com, the largest advance retail and e-commerce ticket reservations business in South Africa.

    The following table sets forth subscriber numbers and subscription fees for our dial-up, web hosting and Siyanda services.

                                                                    SUBSCRIBERS                   MONTHLY
                                                                    (THOUSANDS)                SUBSCRIPTION
                                                                     MARCH 31,                     PRICE
                                                           ------------------------------   -------------------
                                                             2000       1999       1998       ZAR         $
                                                           --------   --------   --------   --------   --------
Dial-up..................................................   235.0      196.0       145        107       16.44
Web hosting..............................................     1.0        0.9        --        225       34.56
Siyanda..................................................     0.5        0.2        --        228       35.02
                                                            -----      -----       ---
  Total..................................................   236.5      197.1       145
                                                            =====      =====       ===

    Rather than simply acquiring its portal from previously existing Internet companies, M-Web Holdings has successfully developed its own content portals and serves as the major Internet access provider for this portal. Today, its MWEB.CO.ZA flagship portal is the largest in South Africa, with 22 million page views per month and 700,000 unique visitors per month as of March 31, 2000. This portal includes the following web sites, which have been developed by M-Web Holdings and through partnerships with other content providers:

    - WWW.MWEB.CO.ZA: The M-Web South Africa home site offers a bouquet of news, entertainment, travel, sports, games shopping, chat and other personal and interactive services.

    - WWW.MONEYMAX.CO.ZA: The Moneymax site is a financial portal that hosts news, views and insights into a wide array of financial matters. By March 2000, Moneymax was one of the top three personal finance destinations online in South Africa.

    - WWW.SUPERSPORT.CO.ZA: The SuperSport site is an online sports news service that includes hubs reporting on rugby, cricket, soccer, tennis, motorsport, golf and running.

    - WWW.NEWS.24.COM: The News24 site supplies news services including South Africa, business, world, Africa, politics, science and technology, health, sports and weather news.

    - WWW.NETCOVER.COM: The Netcover site offers comparative insurance quotes and aims to become South Africa's leading insurance site.

    - WWW.MAX.CO.ZA: The Max site is a leading South African search engine.

    - WWW.MWEBSHOP.CO.ZA: M-Web's shopping site comprises an online retail environment and represents the ultimate electronic retailing estate in South Africa. It offers the online customers a safe and secure shopping environment.

    - As part of the e-commerce strategy, a number of key interests in e-commerce start-ups such as Jellybean (an online software and hardware retailer), wine 23 (an online wine merchant) and the Lot (M-Web's online auction site) have been made.

    M-Web Holdings had total revenues for the twelve months ended March 31, 2000 of $36.7 million compared with total revenues of $19.8 million for the fiscal year ended March 31, 1999. More than 68% of M-Web Holdings' revenues are generated by access subscriptions. Revenue from e-commerce and advertising represents 5% of total revenue for the fiscal year ended March 31, 2000 compared to less than 4% for the prior fiscal year. M-Web Holdings has recently signed several significant e-commerce deals with large retailing groups in South Africa, such as Edgars, Avis, MoreSport, Ascot Direct, MultiMedia Warehouse, Jenna Clifford, The ProShop and various others.

SUB-SAHARAN AFRICA

    Recently, we have expanded our African Internet business to include ISP operations in several sub-Saharan African countries, including Namibia and Zambia.

THAILAND

Market Overview

    The Thai Internet market is generally a fragmented market dominated by regulatory uncertainty, with, until recently, a large number of small players conducting limited operations, but no significant commitment from any investors to build the industry. This relatively open Internet market is beginning to attract the attention of foreign and local investors. A number of investments by domestic and foreign companies and venture capitalists have recently been made.

    The growth of Internet users in Thailand has followed macro-economic trends since commercial Internet ventures were first launched in 1994, characterized by rapid growth and a lagging infrastructure and was followed by dramatically slower growth since the onset of the economic crisis in July 1997. As Thailand appears to be emerging from its economic crisis, however, the number of Internet users is rising. Currently, according to industry reports and figures published by the National Electronics and Computer Technology Center, there are approximately one million Thai Internet users, consisting of domestic users and Thai nationals living or travelling abroad.

    The first Thai content initiatives were started as late as 1997, and today these consist mainly of Thai language content portals, or directories of Thai web sites. Several media players also have Thai language destination sites that are attracting a growing number of visitors. Typically, these web sites are run by newspaper companies, such as those maintained by two leading Thai newspapers, KRUNGTHEP THARAKIJ and THAI RATH.

    Due to low computer penetration, low telephone penetration and polarized income distribution, the Internet is not expected to reach a mass media market in Thailand for at least three years. Revenues from advertising and online consumer retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. Nonetheless, we believe that business and consumer generated e-commerce opportunities in the Thai Internet market will eventually be viable business opportunities.

Strategy

    We believe that online advertising and e-commerce will not be significant sources of revenue in Thailand for many years. Accordingly, M-Web (Thailand) has initially begun to establish itself as a major Internet force in Thailand by investing in Internet content providers and Internet service providers and developing the M-Web Network. Through its Internet service provider operations, M-Web (Thailand) plans ultimately to penetrate the e-commerce market.

    INTERNET CONTENT PROVIDERS. One principal aspect of our strategy is to focus on establishing a presence in Thailand as an Internet content provider through the development of the M-Web Network. The objective is to be the top Internet platform and to capture the Internet consumer in Thailand. We plan to achieve this through the development of a network of sites under the M-Web brand. Each of the following M-Web sites specializes in a core Internet service:

    - WWW.MWEB.CO.TH: The M-Web (Thailand) home page acts as the content platform and core brand flagship site. Several content hubs are being developed, including those relating to sports, entertainment, travel, news, lifestyle, finance and jobs. Content for these hubs is either self-developed or co-branded with leading content providers.

    - WWW.SANOOK.COM: The Thai language Sanook! site, recently acquired by M-Web (Thailand), is the leading portal in Thailand today with approximately
      10.6 million page views per month as of March 31, 2000. Our investments in this site consist of our purchase of a Thai language search engine and the on-going development of the catalogue of content being offered on the site.

    - WWW.THAICENTRAL.COM: The ThaiCentral site is being developed as the core community and communications center. All community-oriented services for all sites in the network will be housed here. Similarly, software is under development to enable the launch of "distance family", or interest group, services and features. Since its launch in November 1999, the site has registered more than 22,000 members.

    - WWW.THAIICQ.COM: The Thai ICQ site is a web site where Thai ICQ users can find other Thai ICQ users and guides to ICQ, or instant messaging. The latest version of the software is also available for downloading. The site records more than 1.8 million page views per month.

    - WWW.SIMPLEMAG.COM: The Simplemag site was acquired in November 1999. It is a niche web site marketed towards female Thai users and is currently recording more than 300,000 page views per month.

    - WWW.SABUY.COM: The Sabuy site was acquired in November 1999. This niche web site has been developed to focus on domestic travel and is currently also recording more than 300,000 page views per month.

    - WWW.THAIMATE.COM: The leading Thai friendship site was acquired in January 2000. This community site enables people to meet each other on-line. The site records more than 1.8 million page views per month from its 50,000 members.

    M-Web (Thailand) is currently the leading Internet company in Thailand that offers a full search engine in the Thai language and a full advertising service based on actual reach and advertisement viewers. M-Web (Thailand) aims to develop a relationship with Thai Internet users by providing a comprehensive Internet experience in the Thai language tailored to the Thai culture through local customization. In order for M-Web (Thailand) to accomplish this we envision not only all content on our sites being in the Thai language, but also plan to launch a Thai language Internet browser customized for the M-Web Network.

    Pursuant to our objective to penetrate the Thai Internet market, M-Web (Thailand) has established a number of key content partners specifically for the M-Web (Thailand) sites. These include Jobs and Adverts (an on-line recruitment agency), Thai Driver (the leading domestic automobile magazine), GM 2000 (the leading domestic high-end consumer brown goods magazine), Kick-Off (a leading sports publication), Daily News (a domestic consumer newspaper with a circulation of approximately 12 million daily) and The Manager (a domestic business-oriented magazine).

    Pursuant to a share swap agreement dated January 14, 2000, our affiliate MIH Asia transferred 5% of the total issued share capital of M-Web (Thailand) to AD Venture Company Limited, the Internet subsidiary of Shin Corporations Public Company Limited, a Thai telecommunications group, and received, in return, 5% of the total issued share capital of Shinee.com Company Limited.

    INTERNET SERVICE PROVIDERS. In conjunction with our strategic objective to become a leading Internet service provider in Thailand, M-Web (Thailand) Holdings BV, in February 2000 acquired 49% of the issued share capital of MKSC World Dot Com Co. Ltd., or MKSC, a Thai company that, in turn, owns 75% of the issued shares of IKSC. The remaining shares in IKSC are owned by Jasmine International plc, or Jasmine, a Thai telecommunications network and infrastructure provider. IKSC has a 65% stake in KSC Comnet, a Thai ISP licensee, while the Thai regulatory authority and its staff own a further 35% of the issued shares of KSC Comnet. The previous shareholders of IKSC had in 1995 agreed to transfer 12.5% of the issued shares of KSC Comnet to Jasmine upon receipt of regulatory approval for the transfer. We believe that KSC Comnet is the leading ISP in Thailand, with over 300,000 customers.

    The transfer of the shares in IKSC to MKSC in connection with M-Web (Thailand) Holdings BV's purchase of an interest in MKSC was disputed by Jasmine on the basis of provisions in a shareholders' agreement between Jasmine and the transferors of the IKSC shares. Jasmine claimed that these provisions, in effect, prohibited the transfer of the IKSC shares to MKSC, and obtained an injunction from the Thai courts which sought to prevent the transfer. However, as the transfer had already taken place prior to the granting of the injunction, Jasmine sought the revocation of the share transfer. The dispute with Jasmine was settled on September 6, 2000 on the basis that Jasmine would relinquish its claim to have transferred to it the 12.5% of the issued shares of KSC Comnet which IKSC was holding on Jasmine's behalf and that, instead, IKSC would issue to Jasmine further shares in IKSC, taking its shareholding in IKSC up to 37.5% and concomitantly, reducing MKSC's shareholding in IKSC to 62.5%.

CHINA

Market Overview

    Through our M-Web China (BVI) subsidiary, we are currently developing and investigating several business opportunities in the Chinese Internet market. In developing our Internet operations in China, we have focused on building upon the important relationships that we first established when our Mindport division was awarded the contract to provide pay-television technology to CBSat in connection with its distribution of digital television signals to rural villages in China. Since opening our Asia representative office in Beijing in 1998, our Chinese operations have expanded significantly and M-Web China currently has over 170 employees.

    According to CNNIC, a branch of the Chinese Academy of Science that oversees the Internet in China, there were approximately 2.1 million Internet users in China at the end of 1998. This figure grew to 8.9 million by the end of 1999, and CNNIC forecasts that it will grow to approximately 40 million by 2003. International Data Corporation, or IDC, estimates that overall e-commerce revenue in China will increase from approximately $43 million in 1999 to $11.7 billion in 2003. We believe that the significant growth in the Chinese Internet market, if it occurs as expected, will create important business opportunities in this market, particularly in the following areas:

    - the creation of strong user communities;

    - the development of Chinese-language content, which in turn will increase the market for online advertising and sponsorship;

    - e-commerce opportunities;

    - the provision of high-quality customer and online services; and

    - new online businesses.

Strategy

    M-Web China's strategic objective is to capitalize on the rapid growth of the Chinese Internet market and to become one of the leading Internet companies in China, providing a comprehensive offering of attractive local content. This strategy is centered on building value in the Chinese Internet market through creating a "commerce network" that derives e-commerce, sponsorship, advertising and online services revenues. We aim to achieve this by focusing on the following development opportunities:

    - establishing MAIBO.COM.CN as a comprehensive horizontal portal with selectively focused vertical categories of content, multiple community services and customized context and communication tools; and

    - establishing a major e-commerce network around the MAIBO.COM.CN portal.

    In pursuing these opportunities, we will continue to focus on maintaining strong relationships with the relevant Chinese governmental agencies, as well as entering into strategic alliances with local partners where appropriate.

The MAIBO.COM.CN Portal and Specialized Vertical Portals

    M-Web China aims to draw a large number of Chinese Internet users to its MAIBO.COM.CN portal by providing a one-stop destination that offers a broad array of Chinese-language content and a comprehensive catalog of links to Chinese-language web sites worldwide, together with a customized search engine, a diverse range of interactive communities and communication services, site personalization tools, free e-mail, diary and home page services and a browser that will be customized for the site. M-Web China is currently focused on developing the specialized vertical sites that will make up the MAIBO.COM.CN portal, including interest categories such as news, sports, personal finance, entertainment, environmental, health science, computer, lifestyle, culture, women and travel.

    M-Web China has recently entered into an arrangement with a Chinese company for the establishment of a Chinese-language financial information portal targeted at both the corporate and consumer markets. M-Web has a 50% interest in this venture and will contribute financial resources and management expertise. M-Web's local partner will contribute its existing financial portal, EEFOO.COM and certain other assets. EEFOO.COM, which was launched in July 1999, is the fourth largest financial portal in China, with 450,000 page views and 250,000 unique visitors daily. M-Web China will deliver EEFOO.COM's financial-related information, as well as access to banking information, home finance tools (such as mortgage advice), short-term insurance, online stock portfolio management, investment tips and other related personal finance services, through the MAIBO.COM.CNportal.

    Consistent with our focus on taking a localized approach to the markets in which we operate, we have designed the MAIBO.COM.CN home page and the portal's navigational structure in conjunction with local Chinese web site designers and developers. M-Web China launched the portal in April 2000.

Educational Services

    M-Web China (through, among other ways, a joint venture with Wisdom Network Technology Limited) is in the process of developing and producing online information systems to be used for the delivery of educational services over the Internet in China. These services may be included in the services offered by the OSP operation that is described below.

    One of our primary focuses will be the development of online systems to assist companies and individuals in providing online courses and tuition and other related services to the education sector in China.

    Because of the strong focus on education in China, where there are currently over 4 million university students we believe that there are significant opportunities in the area of online educational services in the Chinese market.

Online Service provider

    M-Web China and the owners of the leading private Chinese ISP, A-1.Net, entered into strategic agreements for the development of a Chinese-language subscription based Internet content and information service. This service is bundled with access services offered by A-1.Net, an Internet access service provider. This OSP operation, which is owned by M-Web China, has access to A-1.Net's existing ISP subscriber base through a network service contract. The MAIBO.COM.CN portal is the exclusive home page and content provider for the OSP. Certain content and services on the MAIBO.COM.CN portal are made available to OSP subscribers on an exclusive basis

    M-Web China is presently reviewing its strategy concerning the development of its OSP operation in the light of the way in which the market is developing. The outcome of this review could lead to significant changes to the OSP business and related services.

Acquisition of Vertical Content Sites

    M-Web China is also in the process of acquiring a number of domestic Chinese web sites to facilitate the deployment of the MAIBO.COM.CNportal. M-Web China has approached a number of potential targets and, over the next few months, hopes to acquire several web sites and enter into numerous content partnership arrangements. These sites will contribute page views, content and communities to the MAIBO.COM.CN portal. The content areas being targeted include online communities and sports, entertainment, games, personal finance and music sites.

OTHER ASIAN INTERNET INITIATIVES

    Our business plan has previously been to launch Internet initiatives in those countries where we own pay-television platforms. Because we believe that Asia represents a significant investment opportunity in the Internet market, we have also begun investing in countries, such as China, where we have not established pay-television platforms. We hope to invest in other Asian markets in both the Internet content provider and ISP areas in the same manner in which we have entered our current operating markets, namely Thailand, China, Indonesia, South Africa and other Sub-Saharan African countries.

Indonesia

    Consistent with its international strategy to enter the Indonesian multimedia market Myriad International Holdings Asia B.V. through its subsidiary, M-Web Indonesia (Mauritius) B.V ("M-Web Indonesia") recently acquired 35% of the issued capital of PT. Carakayasa Binekatara ("Cabinet"), being the maximum direct foreign shareholding permitted under Indonesia law at the time of the acquisition. The remaining shares are owned by PT. Erakonsultindo Yadhikarya ("EYI"). Cabinet holds one of a limited number of Internet Service Provider licenses in Indonesia. The acquisition affords M-Web Indonesia access to the rapidly expanding internet market and provides a vehicle for further expansion into other areas of multimedia in Indonesia. M-Web Indonesia has the contractual right to acquire additional shares in Cabinet from EYI at any time, subject to prevailing foreign ownership restrictions.

    Pursuant to an asset sale agreement, Cabinet subsequently acquired the Indonesian internet business conducted by PT Sriangung Cahya Sakti ("Satunet") through the various Satunet websites. The transaction closed on August 1, 2000. Satunet is a leading Internet portal which receives in excess of 500,000 page views per day and has an e-mail subscriber base in excess of 80,000. It is one of the premier Internet news providers in Indonesia and the leading entertainment hub (under the brand name Cafe Gaul).

RESEARCH AND DEVELOPMENT

    We expense research and development costs in the financial period during which they are incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers.

                                   REGULATION

SOUTH AFRICA

    OVERVIEW. M-Net broadcasts its channels pursuant to a license acquired on October 17, 1985 from the Minister of Posts and Telecommunications (the "Minister"). In accordance with the prevailing law at the time, the Minister's approval was given after the requisite consultation with the South African Broadcasting Corporation (the "SABC"), the state-owned public service broadcaster.

    The Independent Broadcasting Authority Act No. 153 of 1993 (the "IBA Act"), which came into operation on March 31, 1994, established the Independent Broadcasting Authority (the "IBA") as an independent regulator mandated to regulate broadcasting in the public market subject to principles of accountability and transparency.

    The IBA Act vests in the council of the IBA all powers, functions and duties in relation to the administration, management, planning and use of broadcasting services' frequency bands (those frequencies assigned to broadcasting by the International Telecommunications Union and adopted in South Africa), including the power to issue licenses for broadcasting services. The IBA Act prohibits the provision of broadcasting signal distribution or a broadcasting service (utilizing the broadcasting frequencies) unless such distribution or service is provided in accordance with a signal distribution or broadcasting license issued by the IBA. The latter licenses may be granted for public broadcasting services, private broadcasting services and community broadcasting services.

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

    The Telecommunications Act No. 103 of 1996 (the "Telecommunications Act") provides that all telecommunications and radio frequencies other than broadcasting and broadcasting frequencies should be regulated by the South African Telecommunications Regulatory Authority ("SATRA"). SATRA recognizes the uplink license and wireless cable license, known as the "MMDS" license, which was issued to Orbicom prior to the establishment of SATRA. The MMDS license authorizes the use of frequencies and terrestrial stations for analog distribution. The uplink license authorizes the distribution of television, sound and/or associated data via satellite for direct reception or terrestrial re-transmission, provided that such distribution is directly related to a broadcasting service. In addition, Orbicom has received a value added network services license and, on February 19, 1999, received a further uplink license from SATRA.

    The Telecommunications Act requires any person who provides value added network services, which at present are defined to include Internet services, to do so under a license issued by SATRA. The Telecommunications Act also provides that any person who provided such services before May 20, 1996 shall be permitted to continue providing such services as a deemed license holder. The corporate pedigree of M-Web Connect (Pty) Limited permits it to carry on business as a deemed license holder. The process for formalizing such deemed licenses has yet to be completed by SATRA.

    DEVELOPMENTS. On June 4, 1998, the Department of Communications issued a White Paper on broadcasting policy. It confirmed that a new broadcasting policy would seek to establish a 3-tier governance system for the broadcasting industry, namely policy formulation and development by the government, licensing and regulation by the IBA and service provision by the broadcasters and signal distributors. The White Paper made, among others, the following recommendations:

    - the imposition of specific broadcasting license conditions on private broadcasters which would acknowledge the different services offered by satellite services, pay services and free-to-air services and which would impose obligations commensurate to the nature of the particular broadcasting business;

    - the adoption of a more comprehensive definition of broadcasting and broadcasting services than that obtained in the IBA Act in line with international practices and technological developments; and

    - the merger into a single body of the broadcasting and telecommunications regulatory functions.

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

    - repeals the previous Broadcasting Act No. 73 of 1996 and provides a charter for the SABC;

    - clarifies the Minister's powers with regard to policy formulation and the IBA's powers in respect of the regulation and licensing of the broadcasting system;

    - establishes the Frequency Spectrum Directorate in the Department of Communications; and

    - creates new classes of broadcasting licenses in line with the proposals in the White Paper.

    Although M-Net Ltd. and Orbicom hold a broadcasting signal distribution and uplink license, respectively, MultiChoice Africa requires a license for the DStv service within the new regulatory framework. MultiChoice Africa has made submissions to the IBA in this regard.

    On May 11, 2000, the Independent Communications Authority of South Africa Act came into effect. The Act, which further seeks to put into law the recommendations of the White Paper, merges the IBA and SATRA to establish the Independent Communications Authority of South Africa ("ICASA"). The Act provides that ICASA will regulate both broadcasting and telecommunications in terms of the IBA Act, the Telecommunications Act and the Broadcasting Act (all of which remain in effect) and, accordingly, the functions of the IBA and SATRA are transferred to ICASA.INTERNET SERVICES. In July 1999, the Department of Communications initiated a policy process for the regulation of e-commerce. This process envisages the rationalization and amendment of all relevant legislation and the creation of new legislation for new media and converged technologies within a merged broadcasting and telecommunications regulatory environment. This may have a potential impact upon the regulatory regime for Internet services. It is anticipated that any legislation resulting from this process will only come into operation at the beginning of 2002.

    The policy process for e-commerce also presents the opportunity for the government to reconsider whether it is appropriate that Internet services are regulated as value added network services. While no formal process has been initiated, informal discussions at industry level reveal a large degree of support for the creation of a separate category of "light touch" regulation for Internet services.

GREECE

    OVERVIEW. The regulatory framework governing the establishment and operation of free-to-air television stations in Greece is provided by Law 2328/95 on the "Legal Status of Private Television and Local Radio, Regulation of Several Issues related to the Radio Television Market and Other Provisions" (the "Free-to-Air Law"). The Greek government recently enacted a new law (Law 2644/98 on "The provision of pay television and radio services and other provisions") that regulates pay-television (via satellite, terrestrial relays or cable) by the use of analog or digital methods of transmission (the "Pay-Television

Law"). Prior to the enactment of the Pay-Television Law pay-television was regulated by the Free-to-Air Law, some provisions of which survive, as described below.

    THE FREE-TO-AIR LAW. Before the enactment of the Pay-Television Law, the Free-to-Air Law granted Greek Radio Television SA ("ERT"), the state-owned broadcasting entity, the exclusive right to broadcast encrypted television signals in Greece. ERT was permitted to further assign such rights to third parties. Based on this legislation, NetMed Hellas entered into an agreement with ERT on October 15, 1994, pursuant to which NetMed Hellas' encrypted service is transmitted on a frequency allocated by ERT. This agreement has been approved by a joint decision of the Minister of Press and Mass Media and the Minister of Finance and ratified by Law 2328/95.

    The October 1994 agreement was extended and supplemented by a further agreement dated December 29, 1995, which relates to the transmission of a second encrypted service on a frequency allocated by ERT. This further agreement was also approved by joint ministerial decision.

    These agreements require NetMed Hellas to pay certain fees to ERT equal to 6.5% of subscription fees payable by subscribers who subscribe to only one service and 5.0% of subscription fees payable by subscribers who subscribe to both services. NetMed Hellas is required to provide a bank guarantee in an amount of GRD1 billion each year to secure these payments.

    So long as the cooperation agreements with ERT are in force, regulations concerning the share capital composition of free-to-air television are not applicable to NetMed Hellas, which is subject to the terms of such agreements with ERT. The regulations with ERT ensure that NetMed BV and NetMed Hellas (or any other company which has the control of the group of companies to which NetMed Hellas belongs) shall be liable to ERT for the fulfilment of the obligations of NetMed Hellas in accordance with the Cupertino agreement. Additionally, ERT's approval is required for the transfer of the majority of the shares to NetMed Hellas and the transfer of less than a majority of shares requires ERT to be notified. ERT also has the right to be provided with detailed information if the new shareholders or the new share capital are directly entered into NetMed Hellas. These regulations are in effect for the entire term of the agreement with ERT.

    PAY-TELEVISION LAW. Under the new pay-television law, the rights to provide pay-television through terrestrial, satellite or cable broadcast can be secured either by obtaining a license directly from the Greek government or by signing a cooperation agreement with any holder of a license. However, the existing agreement between NetMed Hellas and ERT has been extended (by a further agreement dated October 15, 1999 between NetMed Hellas and ERT) until the licenses for the provision of terrestrial pay-television services have been granted in accordance with the new pay-television law. The Minister of Press has announced the frequencies which will be used for the provision of terrestrial pay-television services and MultiChoice Hellas submitted an application for such a license on February 1, 2000.

    After the terrestrial licenses have been granted, NetMed Hellas could either cooperate with a license holder or seek a license directly. Under the new pay-television law, no single shareholder of a company having a terrestrial license may hold more than 40% of the capital stock of such company.

    With regard to digital, a license for the provision of pay-television and radio services via satellite was received by MultiChoice Hellas on July 15, 1999. MultiChoice Hellas and the Greek government concluded the concession agreement that is required by the terms of this digital transmission license on December 20, 1999.

    Synergistic Network Development S.A. acquired a 10 year telecommunications license in November 1999 to uplink data and video from Greece.

    EU REGULATION. The EU Broadcasting Without Frontiers Directive (the "Directive") of October 3, 1989, established the basic principles for the regulation of broadcasting activity in the EU. In essence, it provides that each EU broadcasting service should be regulated by the authorities of one member state

(the "home member state") and that certain minimum standards should be required by each member state of all broadcasting services which that state's authorities regulate.

    The Directive currently requires member states to ensure "where practicable and by appropriate means" that the broadcasters reserve "a majority proportion of their transmission time" for programs produced in Europe. In applying this rule, broadcast time for news, games, advertisements, sports events, infomercials and teletext services is excluded. The Directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster's informational, educational, cultural and entertainment responsibilities to the viewing public.

    INTERNET REGULATION. Currently, there is minimal legislative activity regarding restrictions on Internet service providers and content transmitted through the Internet. The regulation of the Internet in Greece is subject to review by the Greek parliament.

THAILAND

    OVERVIEW. At present, public telecommunication networks and services are subject to regulations by three entities which come under the control of the Ministry of Transport and Communications ("MTC"), namely the Post and Telegraph Department of Thailand ("PTD"), the Telephone Organisation of Thailand ("TOT") and the Communications Authority of Thailand ("CAT").

    There are five primary pieces of legislation that govern telecommunications in Thailand. The Telegraph and Telephone Act originally assigned full authority to install, maintain and operate the telegraph and telephone infrastructure to PTD. The responsibility for domestic telephone and related services and international telephone services to Laos and Malaysia was transferred to TOT by virtue of the Telephone Organisation of Thailand Act. Authority for all international telecommunications and certain domestic telecommunications, such as postal and telegraph services and related services, was transferred from PTD to CAT, which was established by virtue of the Communications Authority of Thailand Act. PTD continues to be responsible for licensing the transmission of information by radio frequency and the use and trade of radio equipment as prescribed by the Radio Communications Act.

    On March 8, 2000, the Organisation for Frequency Management and the Supervision of Broadcasting Radio, Broadcasting Television and Telecommunication Business Act 2000 (the "Frequency Management Act") came into force, one function of which is to provide for the establishment of two regulatory bodies to oversee, respectively, telecommunication and broadcasting in Thailand. However, until these bodies are established, which is expected to be in the first half of 2001, it will remain the case that there is no central regulatory entity that coordinates and regulates telecommunications policy. Furthermore, imprecise legislation and rapid advances in the field of telecommunications have created overlapping jurisdiction by both TOT and PTD. This has resulted in the duplication of services and competition between the authorities. MTC has for some time been attempting to establish a plan to privatize CAT and TOT.

    BROADCASTING. Since September 1992, television broadcasting in Thailand has fallen under the control of the National Broadcasting Commission of the Prime Minister's office. Private investors are not allowed to own television stations. The Thai Television Co. Ltd. was established by the Public Relations Department of Thailand (the "PRD") and other government agencies as a state enterprise to operate Thailand's first television station. Following enactment of the Thai Radio and Television Broadcasting Act of BE 2498 (AD 1955) (the "RTBA"), television broadcasting commenced on June 24, 1955. In 1977, the Mass Communication Organisation of Thailand ("MCOT") was established to operate mass media businesses on behalf of the government. The Thai Television Co. Ltd. was then dissolved, and its assets and operations were transferred to MCOT. As a consequence of developments in technology, the RTBA was amended in 1987 to allow television broadcasts to be made to the public through cable and electronic means.

    Since January 13, 1994, pursuant to certain ministerial regulations dated October 13, 1993, companies in the private sector have had the right to apply, in the case of transmissions within Bangkok, to the PRD and, in the case of transmissions outside Bangkok, to the PRD or the Regional Public Relations Centre, for a license to supply cable television. Those applications for licenses are considered by a committee appointed by the Prime Minister. Such licenses, on the basis of the regulations, permit the supply of television through fibre optic or electric cable, but not through other means, including wireless transmission, such as microwave signal as currently utilized by UBC.

    At present, there are two major government bodies which regulate and monitor media companies and their activities, MCOT and the PRD. Both regulatory bodies are controlled by the Prime Minister's office. The PRD has a similar scope of responsibilities as MCOT and is responsible for monitoring terrestrial stations and issuing licenses for new commercial free-to-air and satellite stations. The PRD also runs Channel 11, which is the only state education television station in Thailand.

    Both MCOT and the PRD have wide regulatory powers. Since their scope of responsibilities overlap significantly, many companies apply to both entities for licenses to broadcast. At present, UBC and UBC Cable require and have obtained a license from the PRD to utilize certain frequencies and concessions from MCOT to operate pay-television businesses.

    On April 17, 1989, MCOT and UBC entered a joint venture agreement for the provision of subscription television service which was subsequently amended on May 19, 1994 and April 17, 1998 (together, the "UBC Concession"). Under the UBC Concession, UBC is permitted to operate subscription television on behalf of MCOT until September 30, 2014. UBC is entitled to provide subscription television pursuant to the UBC Concession to the whole of Thailand using a satellite to provide direct-to-home service, cable in the provincial areas and MMDS as permitted by the PTD, and is entitled to use a satellite to provide service to hubs in provincial areas and then, through local cable networks, on to subscribers. In exchange, UBC pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business each year during the period of the UBC Concession as consideration for the agreement, subject to a minimum amount per annum.

    Subscription fees or other subscriber charges and the form of contracts with subscribers must be submitted to MCOT for prior clearance.

    On November 12, 1993, MCOT and Telecom Asia entered into a memorandum of agreement for a joint venture for the provision of cable television services. Pursuant to its terms, Telecom Asia agreed to set up a public company to operate a cable television business. On June 6, 1994, MCOT and UBC Cable entered into a contract for the joint operation of subscription television services (the "UBC Cable Concession"). UBC Cable is permitted to operate subscription television on behalf of MCOT until December 31, 2019. UBC Cable is entitled to provide subscription television pursuant to the UBC Cable Concession in Bangkok and elsewhere. UBC Cable pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business each year during the period of the concession as consideration for the agreement, subject to a minimum amount per annum.

    On February 16, 1998, UBC entered into various agreements for the acquisition of a 97.85% shareholding in UBC Cable from Telecom Holding. Meanwhile, Telecom Holding acquired a 49.5% shareholding in UBC in order to consolidate the position of both UBC and UBC Cable in the Thai market and to rationalize the cost of providing a pay-TV service to subscribers in Thailand.

    MCOT also regulates the programming content on UBC's channels, primarily monitoring what it deems to be excessive nudity, sexual content and violence. MCOT also monitors what it considers to be disparaging content aimed at Buddhism and the Royal Family in Thailand. MCOT generally sends written warnings to broadcasting entities when it believes that offensive content has been aired. The Board of Directors of UBC believes that MCOT's regulation of UBC's programming content is minimal and to date UBC has rarely received such written warnings.

    Thailand recently introduced a new competition law, the Trade Competition Act, 1999 (the "Competition Act"). The Competition Act extends the regulation of competition in Thailand, and also addresses specific anti-competitive activities. Contravention of the Competition Act carries penalties including the imposition of restrictions and compulsory restructuring. Under the Competition Act, the Ministry of Commerce requires companies that had acted in a monopolistic manner or in a manner which, in relation to certain specific activities, reduced or eliminated competition, to submit a request to the Trade Competition Commission for the approval for such action. Requests which relate to actions prior to April 30, 1999 must have been submitted by July 28, 1999. The board of directors of UBC believes that the activities of UBC do not fall within the ambit of the Competition Act and, accordingly, that UBC was not required to submit such request. However, in order for UBC to preserve its rights, and without admitting any liability, UBC submitted a request for approval to the relevant authority. The request relates both to UBC's current activities as the only offeror of pay-television services in Thailand and the acquisition in 1998 by UBC of UBC Cable, and the increase of UBC's subscription fee by 23% following the acquisition, with effect from May 1999. On
September 4, 2000, the Trade Competition rendered its ruling that UBC has not violated the Competition Act.

    INTERNET SERVICES. Legislation relating to the Internet and telecommunications services is contained in a number of acts, such as the Telephone and Telegraph Act 1934, the Radio Communication Act 1955, the Telephone Organisation of Thailand Act 1954, the Communications Authority of Thailand Act 1976 and the Frequency Management Act. Essentially such laws reserve the following services to either TOT or CAT:

    (1) the establishment, operation and maintenance of telegraph and telephone offices within Thailand; and

    (2) the reception, storage and delivery of messages and everything else concerning telegraph and telephone services in accordance with rules and regulations prescribed by MTC.

    Internet services require a concession by either CAT or TOT or must be carried out in a joint venture with TOT and/or CAT. At present there are 18 Internet service providers licensed in Thailand.

    M-Web (Thailand) recently acquired a stake in MKSC, the parent company of IKSC, which has a majority stake in KSC Comnet. KSC Comnet holds a concession from the CAT to operate as an ISP until 2005.

    ADVERTISING. The government of Thailand presently does not allow advertising over pay-television. Originally, the government allocated to free-to-air television, under the theory that free-to-air television providers receive revenue from advertising fees while pay-television operators receive revenue from subscriptions and related fees. The Concessions which UBC and UBC Cable received from MCOT also prohibit UBC from commercial advertising. However, as pay-television in Thailand expanded from purely local content to include premium international programming, the cost of providing such services has risen significantly. With respect to content concerns, in UBC's request to the Thai regulators to permit UBC to carry advertising, UBC compared Thailand to other countries in the region with less restrictive pay-television advertising policies. The policies in these countries were actually less restrictive with advertising on pay-television than with free-to-air television, on the theory that foreign advertising can reach the entire television population on free-to-air television, while pay-television subscribers have the option of terminating service.

    MCOT has temporarily suspended the display of corporate logos during cable television programming while other Thai regulatory authorities consider whether or not to allow advertising on pay-television programming.

    CURRENT DEVELOPMENTS. The Constitution of the Kingdom of Thailand B.E. 2540, Section 40, provides that:

    "Transmission frequencies for radio or television broadcasting and radio telecommunication are national communication resources for the public interest.

    There shall be an independent regulatory body having the duty to distribute radio and television frequencies and to supervise radio or television broadcasting and telecommunication businesses as provided by law.

    These activities are to be carried on for the public benefit at national and local levels in relation to education, culture, State security, and other public interests, including fair and free competition."

This constitutional provision is a crucial milestone in broadcasting and telecommunication liberalization in Thailand. On March 8, 2000, the Frequency Management Act, developed under the Constitution, came into force. The key element of this Act is the establishment of two regulatory bodies, which are the National Broadcasting Commission for the Supervision of Radio and Television and the National Telecommunications Commission for the Supervision of Telecommunications Businesses. In addition, the Thai government is currently drafting a telecommunication business bill to replace the Telephone and Telegraph Act 1934 and to operate in conjunction with the Frequency Management Act. The draft law allows pay-television to engage in commercial advertising and, if approved by the parliament is expected to take effect later this year.

    In addition, the Thai government is drafting several bills regarding Internet-related services, such as an e-commerce law, a digital signature law, an electronic fund transfer law, a data protection law, a universal access law and a computer crime law.

CHINA

    OVERVIEW. The operation of telecommunications businesses, including Internet-related businesses, in the People's Republic of China (the "PRC") is subject to extensive regulation by the PRC government. The Ministry of Information Industries of the PRC (the "MII") is the primary regulator of Internet businesses, with other government authorities also participating in the regulation of, among other matters, foreign investment, advertising, security, encryption and content.

    FOREIGN INVESTMENT IN ISPS. The operation of computer information networks in the PRC has been domestically deregulated; therefore, Chinese companies are permitted to participate and compete in this particular business. However, foreign investors and foreign-invested PRC companies are prohibited from operating or participating in the operation of computer information networks. The regulations do not directly state that foreign investment in Internet service providers is not allowed, but rather list certain businesses in which foreign-invested enterprises are not permitted to engage. These businesses include the provision of e-mail services and "computer information services". Pursuant to a subsequent definition of the term "computer information services" published by the predecessor ministry to the MII and unwritten MII policy, this term is applied to traditional ISP activities and certain interactive Internet functions, including e-commerce, interactive games and chat rooms (together with the provision of e-mail services, the "Restricted Activities"). Thus, foreign investment is not allowed in businesses that engage in the Restricted Activities.

    FOREIGN INVESTMENT IN ICPS. None of the current published PRC Internet regulations specifically define Internet content provision or what it means to be an Internet content provider ("ICP") or whether foreign investment in ICPs is allowed. The general regulations setting forth areas in which foreign investment is prohibited or restricted do not specifically mention ICPs. Moreover, the general principle set forth in PRC investment-related regulations is that any type of business that is not listed as one in which foreign investment is prohibited or restricted is one in which foreign investment is allowed. Applying this principle of construction, foreign investment in ICPs that do not engage in the Restricted Activities should be permitted. However, the MII has at various times orally stated that foreign investment in ICPs is not allowed, without citing any legal basis for this rule. The State Secrets Protection Bureau of the PRC has issued regulations restricting the distribution of Internet content containing State secrets. Because these regulations are new and untested, the interpretation and enforcement is uncertain. The MII has also recently issued new regulations requiring the approval of certain Internet content (particularly in relation to political news) and the regulation of the sites with the relevant department. The PRC has entered into agreements with certain governments committing to the gradual opening up of the Internet sector, including ISPs and ICPs, to foreign investment upon the PRC's accession to the World Trade Organization. However, there is also no assurance that this liberalization will actually take place. The PRC has drafted regulations relating to the telecommunication industry which includes permitting foreign investment in certain telecommunication businesses. The draft regulations have not been officially promulgated and there is no assurance that these regulations will be issued, or when they will be issued.

INDONESIA

    OVERVIEW. The operation of telecommunications services, including the provision of internet services is governed by Law No. 36 of 1999 on Telecommunications ("Law No. 36") and Government Regulation No. 52 of 2000 on Telecommunications Operation ("Regulation No. 52"). Law No. 36 and Regulation No. 52 stipulate that telecommunications services consist of three main activities, namely:

    (i) basic telephony services, namely telephone, telegraph, telex and facsimile operations;

    (ii) telephony value added services, such as integrated network, calling card, interactive technology and paging services; and

   (iii) multimedia and information technology based services, including "VoIP", internet and intranet, data communication, video conference and entertainment video services.

    FOREIGN INVESTMENT IN ISP'S. The Ministry of Transport and Telecommunications ("MTT") is the primary regulator in respect of internet services. In relation to foreign investment, the Capital Investment Board and State Enterprises Supervisory ("Foreign Investment Board") is responsible for the regulation of foreign investment in all areas including the provision of internet services. The Foreign Investment Board will only process an investment application or grant foreign investment approval once it has obtained written approval from the MTT. In practice the MTT grants its "principle approval" as a recommendation to the Foreign Investment Board which then in turn grants it approval.

    Pursuant to Presidential Decree No. 96/2000 as amended by Decree
No. 118/2000, telecommunications businesses are open to foreign investment provided that the particular business is conducted through a joint venture arrangement between foreign and local investors. Decree No. 118/2000 does not stipulate a maximum percentage of foreign shareholding in the area of telecommunications; however, the MTT has implemented a policy limiting direct foreign investment to 49%, including the area of the provision of internet services. Presidential Decree No 118/2000 will be valid for three years; however, government policy may change before the three years have expired.

    In addition to the laws dealing with the regulation of telecommunications and multi media, there is a specific law, Act No. 24 of 1997, which completely prohibits foreign investment in the area of "broadcasting". For present purposes, "broadcasting" encapsulates free-to-air and subscription television, broadcast services, radio broadcasting and print media.

                                  RISK FACTORS

    IN ADDITION TO OTHER INFORMATION CONTAINED IN THIS ANNUAL REPORT, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING OUR COMPANY AND ITS BUSINESS BEFORE MAKING AN INVESTMENT IN THE SECURITIES OF THE COMPANY.

RISKS RELATED TO OUR OPERATIONS

WE HAVE A HISTORY OF LOSSES THAT WILL CONTINUE FOR THE FORESEEABLE FUTURE, AND WE MAY NEVER BE PROFITABLE

    We have incurred significant net losses since inception and, at March 31, 2000, had an accumulated deficit of $442.4 million (including foreign currency translation adjustments). In addition, we currently intend to incur substantial operating expenses over the next several years to fund the expansion of our businesses and to attempt to increase our subscriber base and develop our Internet and technology businesses. As a result, we expect to incur substantial operating and net losses for the foreseeable future. We cannot assure you that we will ever be profitable.

FAILURE TO MAINTAIN OUR RELATIONSHIPS WITH LOCAL PARTNERS AND LOCAL GOVERNMENTS COULD HURT OUR BUSINESS IN SOME REGIONS

    Many of our operations have been developed in cooperation or partnership with key local parties. With regard to these operations, we are dependent on our local partners to provide knowledge of the local market conditions and to facilitate the acquisition of necessary licenses and permits. Any failure by us to form or maintain alliances with local partners, or the preemption or disruption of these alliances by our competitors or otherwise, could adversely affect our ability to penetrate and compete successfully in many important markets. Some of our businesses may also be vulnerable to local governmental or quasi-governmental entities or other third parties who wish to renegotiate the terms and conditions of, or terminate, their agreements or other understandings with us. Adverse developments with respect to our relationships with our local partners or with local governmental or quasi-governmental entities could adversely affect our business strategy and operating results in important markets.

OUR BUSINESSES ARE HIGHLY COMPETITIVE AND INCREASED COMPETITION COULD REDUCE THE VALUE OF AN INVESTMENT IN OUR COMPANY

    PAY-TELEVISION. Although we are currently the only major provider of pay-television services in each of our markets, we compete directly with both state-owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue and indirectly with motion picture theaters, video rental stores and other entertainment and leisure activities for general leisure spending. The markets in which we operate are in a constant state of change due to technological, economic and regulatory developments. We are unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on our businesses.

    INTERACTIVE TELEVISION. The interactive television business is a highly competitive industry and increased competition could reduce the value of our investment in OpenTV. OpenTV's current and potential competitors in one or more aspects of its business include interactive television technology companies, such as Liberate Technologies, Canal+ Technologies and Microsoft and its wholly-owned subsidiary, WebTV, Internet-related companies, such as America Online, Yahoo! and Real Networks, and broadband interactive service providers, such as Excite@Home and RoadRunner. These companies and many of OpenTV's other current and potential competitors have significantly greater financial, technical and marketing resources and better recognized brand names than OpenTV does.

    INTERNET. The market for Internet access and related services is extremely competitive. We anticipate that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet services market has attracted many start-up companies as well as existing businesses from different industries. The African and Asian Internet markets, where we plan to expand our operations, are characterized by an increasing number of entrants because start up costs are so low. In addition, the Internet industry in Africa and Asia is relatively new and subject to continuing definition and, as a result, our competitors may better position themselves to compete in these markets as they mature. These competitors include, in addition to national, regional and local Internet service providers, long distance and local exchange telecommunications companies, cable television companies, direct broadcast satellite and other wireless communications providers and online service providers. Many of these competitors have longer operating histories and substantially greater financial, technical, marketing and personnel resources as well as greater name recognition than we do.

    OTHER TECHNOLOGY. The market for the products and services offered by our Mindport division is highly competitive. We compete with numerous other entities, including other pay-television providers, many of which have substantially greater financial resources than we do. Current and potential competitors in one or more aspects of the Mindport product line include television and other system software companies, interactive television system providers and providers of authoring tools and integration services for pay-media and interactive technology solutions. There are also numerous businesses with the expertise and financial resources necessary to enter the markets in which Mindport operates.

RAPID TECHNOLOGICAL ADVANCES OR THE ADOPTION OF NEW STANDARDS COULD RENDER OUR PRODUCTS OBSOLETE OR NON-COMPETITIVE

    The rate of technological change currently affecting the television and Internet industries is particularly rapid compared to other industries. Emerging trends, such as the migration of television from analog to digital transmission and the convergence of television, the Internet, communications and other media, are creating a dynamic and unpredictable environment in which to operate. New technologies or industry standards have the potential to replace or provide lower-cost alternatives to our products and services, particularly those of our Mindport division. Our ability to anticipate industry trends and adapt to new technologies is critical to our success.

    Technological advances by our competitors could render our existing products and services obsolete or less competitive. We may also have to incur substantial expenditures to modify, enhance or adapt our products or services as a result of changes in technology. Any delay or failure on our part to respond quickly, cost-effectively and sufficiently to these developments could have a material adverse effect on our business, financial condition and results of operations.

OUR MULTINATIONAL OPERATIONS EXPOSE US TO CERTAIN FINANCIAL, OPERATIONAL, SOCIAL AND POLITICAL RISKS

    FOREIGN CURRENCY RISKS. Although a substantial portion of our revenue is denominated in the currencies of the countries in which we operate, a significant portion of our cash obligations, including the payment obligations under our satellite transponder leases and our contracts for programming and channels for our pay-television platforms, are denominated in U.S. dollars. In those areas where our revenue is denominated in local currency, a depreciation of that currency against the U.S. dollar could adversely affect our earnings and our ability to meet our cash obligations. Similarly, where we price our products and services in U.S. dollars or U.S. dollar equivalents, a depreciation of the local currency would make our products more expensive for our customers and could have an adverse impact on our sales. Many of our operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent years. Although most of our operating entities hedge a substantial portion of their currency risks, we cannot assure you that this hedging will fully protect us against currency fluctuations or that we will be able to hedge effectively against these risks in the future.

    Our reporting currency is the U.S. dollar. We conduct and will continue to conduct business transactions in currencies other than our reporting currency. Accordingly, appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in translation gains or losses which, if the appreciation or depreciation is significant, could be material.

    SOCIAL, ECONOMIC AND POLITICAL FACTORS. Many of the countries in which we operate are subject to social, political or economic pressures that may materially adversely affect our business. South Africa is a nascent democracy that is in the early stages of addressing a large wealth differential among its citizens. In recent years, South Africa has also experienced high levels of crime and unemployment, which have impeded foreign investment and prompted an emigration of skilled workers. Many countries in Asia have in the past few years experienced significant economic downturns and related difficulties. As a result of the decline in the value of the region's currencies, many Asian governments and companies have had difficulties servicing foreign currency-denominated debt and many corporate borrowers have defaulted on their payments. As the economic crisis spread across the region, governments raised their interest rates to defend their weakening currencies, which adversely impacted domestic growth rates. In addition, liquidity was substantially reduced as foreign investors curtailed investments in the region and domestic and foreign banks restricted additional lending activity. The currency fluctuations, higher interest rates, increases in corporate bankruptcies, stock market declines, government-imposed austerity measures and other factors have materially and adversely affected the economies of many countries in Asia, including China and Thailand. These adverse economic developments in Asia could materially adversely affect our business. In addition, we currently do and may begin to do business in other countries that are subject to political, social or economic pressures that could adversely affect our business. Although governments in many of these countries have taken steps toward addressing these problems, it is not possible to predict whether or to what extent these steps will succeed in achieving their objectives or what effect these steps or these problems will have on companies doing business in these countries.

GOVERNMENT REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS

    Pay-television, Internet and other pay-media operations and the provision of programming services are generally subject to governmental regulation, which may change from time to time. Changes in applicable laws and regulations could cause us to incur additional costs of compliance or otherwise adversely affect our business. We cannot assure you that material and adverse changes in the regulation of our existing operations will not occur in the future. Regulation can take the form of price controls, service requirements, programming content restrictions, foreign ownership restrictions and licensing requirements, among others. Delays in obtaining or renewing any required regulatory approvals could adversely affect our ability to offer some or all of our services. In most countries in which we do or may do business, we operate or may operate pursuant to licenses obtained from governmental or quasi-governmental agencies, which licenses are generally subject to periodic renewal. Our inability to obtain or retain any required licenses could have a material adverse effect on our business.

BECAUSE MUCH OF OUR SUCCESS AND VALUE LIES IN OUR OWNERSHIP AND USE OF INTELLECTUAL PROPERTY, OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY OR TO DEVELOP NEW PROPRIETARY TECHNOLOGY MAY NEGATIVELY AFFECT US

    Our success depends in part on our ability to protect and maintain the proprietary nature of our technology through a combination of patents, trade secrets, trademarks, copyrights, licenses and other intellectual property arrangements. We have issued and pending patents, trademark registrations and computer program copyrights in the United States and other countries. It may be possible, however, for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Furthermore, the laws of some of the countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. If unauthorized copying or misuse of our products were to occur to any substantial degree, our business could be materially adversely affected. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

    In the future, we may receive notices of claims of infringement of other parties' proprietary rights or claims for indemnification resulting from infringement claims. We expect that software developers will increasingly be subject to these types of claims as the number of products and competitors providing software and services to the pay-media industries increases and overlaps occur. The emerging enhanced-television industry, of which we are involved in the development, is also highly litigious with regard to intellectual property matters, particularly in the area of on-screen program guides. Any such claim, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. As a result of such infringement claims, a court could also issue an injunction preventing us from distributing certain of our products. Any of these types of problems relating to intellectual property matters could cause us to incur substantial costs and could result in a significant diversion of managerial resources, which in turn could materially adversely affect our business, operating results and financial position.

WE DEPEND ON KEY PERSONNEL TO MANAGE AND GROW OUR BUSINESS

    Our operating performance depends on the efforts and abilities of our senior management. The loss of the services of any of these individuals could have a material adverse effect on our business. We believe that the success of our technology and Internet businesses will depend in large part on our ability to attract and retain highly skilled information technology professionals and software programmers. There is intense competition among technology and Internet companies for these types of employees. We cannot assure you that we will be able to attract and retain the personnel necessary for the development and integration of these businesses. Delays in hiring key personnel could delay the achievement of our development and marketing objectives. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business or financial condition.

WE MAY HAVE DIFFICULTY CONSUMMATING OR INTEGRATING ACQUISITIONS, AND SOME OF THE CONSEQUENCES OF THOSE ACQUISITIONS THAT WE DO COMPLETE COULD ADVERSELY AFFECT OUR OPERATING RESULTS

    Part of our growth strategy includes acquisitions of and investments in pay-television, Internet services, interactive television services and pay-media technology businesses in different countries. We cannot assure you that we will be able to identify and acquire new businesses on satisfactory terms, if at all, or that the funds necessary to finance these acquisitions or investments will be available to us.

    The magnitude, timing and nature of future acquisitions will depend upon various factors (some of which are beyond our control), including the availability of suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities, the availability of skilled employees to manage the acquired companies, the receipt of any required regulatory approvals and general economic and business conditions. In addition, future acquisitions by us will involve risks, including the risk that they will require increased capital and operating expenditures associated with upgrading acquired systems to our standards and the risk that the costs of integrating these businesses may have a material adverse effect on our operating results.

    The integration of acquired businesses may also lead to diversion of management attention from our other ongoing business concerns. The consummation of certain acquisitions may lead to our recognizing goodwill, which would be subject to amortization that would in turn have the effect of delaying future profits, if any, in subsequent financial reporting periods.

OUR INABILITY TO PROPERLY MANAGE OUR GROWTH COULD ADVERSELY AFFECT US

    We have experienced rapid growth in a relatively short period of time. If we are able to implement our business strategy successfully, we will experience additional growth and expansion. The management of this growth will require, among other things, the continued development of our financial and management controls, the stringent control of costs and the increased employment and retention of qualified personnel. If our potential growth is not adequately managed, our business will suffer.

ADDITIONAL RISKS RELATED TO OUR PAY-TELEVISION BUSINESS

IF THE COST OF RECEIVERS DOES NOT DECREASE, OUR GROWTH MAY BE ADVERSELY AFFECTED

    Our growth depends, in part, upon our ability to attract new pay-television customers, many of whom are required to make an up-front investment in purchasing the equipment necessary to receive our transmissions. The cost of this equipment may discourage potential subscribers. Our market penetration and growth may be impeded if the cost of the equipment necessary to receive our broadcasts does not decrease. As a result, we cannot assure you that we will be able to establish a substantial customer base in new markets or grow or maintain a substantial customer base in our existing markets.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO OBTAIN ATTRACTIVE PROGRAMMING, PARTICULARLY IF WE ARE UNABLE TO CONTINUE TO OBTAIN EXCLUSIVE RIGHTS TO THIS PROGRAMMING

    The continued success of our pay-television business will be dependent on our ability to continue to obtain attractive programming at commercially reasonable costs. We are dependent on third party suppliers for substantially all of our programming. A large portion of our programming is purchased from content providers in the United States and Europe. The competition for the most attractive programming contracts, including major sports and premium Hollywood movies, is intense, and in the event that any of our contracts are cancelled or not renewed, we would be required to seek alternative programming from other sources. We cannot assure you that alternative programming would be available to us on acceptable terms or at all or, if so available, that this programming would appeal to our subscribers. Our strategy also depends on our ability to offer attractive programming on an exclusive basis. We cannot assure you that we will continue to obtain exclusive rights to attractive programming.

SATELLITE FAILURES OR OUR INABILITY TO OBTAIN RIGHTS TO USE SATELLITES COULD HAVE A SERIOUS ADVERSE IMPACT ON OUR BUSINESS

    Our digital programming is transmitted to customers through different satellites around the world, and in some regions our terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, we receive a significant amount of our programming through satellites. Satellites are subject to significant risks, including defects, launch failure, incorrect orbital placement and destruction and damage, that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. In addition, there can be no assurance that satellites will achieve their minimum design life. Furthermore, our lease agreements relating to transponders, which are microwave repeaters on a satellite that can retransmit a signal or set of signals, do not guarantee the minimum useful life of any satellites. Although we have not experienced any significant disruption of our transmissions, the operation of satellites is beyond our control. Future launch failures or disruption of the transmissions of satellites that are already operational could have a material adverse effect on our business and financial results. In addition, our ability to transmit our programming following the expected useful lives of the satellites in respect of which we currently have use arrangements in place and to broadcast additional channels will depend upon our ability to obtain rights to utilize transponders on other satellites. We do not currently have alternative satellite contracts in place, and in the event of a satellite failure, we would need to procure transponder capacity on other satellites. We cannot assure you that we will be able to obtain alternative capacity rights or that the cost of these rights will be commercially acceptable to us.

A NATURAL DISASTER AFFECTING OUR INFRASTRUCTURE THAT CAUSES A PROLONGED SUSPENSION OF OUR SERVICES COULD ADVERSELY AFFECT OUR REVENUES AND FINANCIAL CONDITION

    We are dependent on our own transmission and production facilities as well as those of our programming suppliers and affiliates to provide our pay-television services. If a natural disaster or other event, such as a lightning strike, were to result in the operations at any of these facilities being disrupted for any significant period of time or inventory located there being damaged, a prolonged suspension of our pay-television services could occur and our results of operations and financial condition could be materially adversely affected. Although we maintain insurance coverage on our own transmission and production facilities, we cannot assure you that insurance proceeds would be available on a timely basis or be sufficient to fully offset any losses that we may incur.

UNAUTHORIZED ACCESS TO OUR PROGRAMMING SIGNALS IS DIFFICULT TO PREVENT AND MAY ADVERSELY AFFECT OUR REVENUES AND PROGRAMMING ARRANGEMENTS

    We face the risk that our programming signals will be obtained by unauthorized users. For this reason, the delivery of subscription programming requires the use of encryption technology to prevent unauthorized access to programming, or "piracy". We currently utilize encryption technology supplied to us by our Mindport division. We cannot assure you that this encryption technology is, or will remain, effective in preventing unauthorized access. If we determine that our current encryption technology is not sufficiently effective in preventing piracy, we may need to incur substantial expenditures to replace or upgrade this technology. In addition, encryption technology cannot prevent the illegal retransmission or sharing of a television signal once it has been decrypted. If we fail to control unauthorized access to our transmissions, our revenues and our ability to contract for programming services could be adversely affected.

ADDITIONAL RISKS RELATED TO OUR INTERNET BUSINESS

OUR LONG-TERM SUCCESS DEPENDS ON THE DEVELOPMENT OF THE INTERNET AS A COMMERCIAL MEDIUM, WHICH IS ESPECIALLY UNCERTAIN IN THE COUNTRIES IN WHICH WE HAVE ENTERED OR MAY ENTER THE INTERNET BUSINESS

    A significant part of our strategy is to develop our Internet businesses. As is typical in the case of a new and rapidly evolving industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services on the Internet are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may impact the growth of Internet use. These issues include a perceived lack of security of commercial data (such as credit card numbers) and capacity constraints resulting in delays, transmission errors and other difficulties. These and other issues affecting the Internet industry may be particularly aggravated in the countries in which we have entered or may in the future enter the Internet business, such as China, Thailand and other countries in Southeast Asia, because they have a less developed Internet culture and infrastructure. For example, the cost of access may prevent many potential users in Asia from using the Internet. If, in the areas in which we have launched or may launch an Internet business, the market for Internet access services fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Internet access and services offered by us are not broadly accepted, our growth strategy could be materially adversely affected.

WE MUST MAINTAIN ACCESS TO QUALITY CONTENT PROVIDED BY THIRD PARTIES IN ORDER TO DEVELOP OUR INTERNET SUBSCRIBER BASE

    Although we seek to produce or edit a substantial portion of the content for our web sites, we continue to rely upon third parties to provide content to complement our own content and thus make our web sites more attractive to users and, by extension, advertisers and e-commerce partners. Many of our arrangements with third-party providers of content are not exclusive, are short-term and may be terminated at the discretion of the other party. The termination of our arrangements with some of these providers of content could have an adverse effect on our company.

WE MUST FURTHER DEVELOP STRATEGIC RELATIONSHIPS TO STRENGTHEN OUR COMPETITIVE POSITION IN OUR INTERNET OPERATIONS

    In the initial stage of our Internet operations, we have focused upon understanding our target markets and delivering high-quality services and products designed for these markets. More recently, we have sought to establish strategic relationships with leading content providers, e-commerce partners and technology and infrastructure providers. The future growth of our Internet businesses will depend upon maintaining our existing strategic relationships as well as our ability to establish new relationships.

WE RELY ON SOFTWARE AND HARDWARE SYSTEMS THAT ARE SUSCEPTIBLE TO FAILURE

    Any system failure or inadequacy that causes interruptions in the availability of our Internet services, or increases the response time of our services, as a result of increased traffic or otherwise, could reduce user satisfaction, future traffic and our attractiveness to advertisers and consumers. In addition, as the amount of web pages and Internet traffic increases, there can be no assurance that we will be able to scale our systems proportionately. We are also dependent upon web browsers, telephone systems and other aspects of the Internet infrastructure that have experienced significant system failures and electrical outages in the past, and our users may experience difficulties due to system failures unrelated to our systems and services. Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Such events could have a material adverse effect on our business, operating results and financial condition.

THE TELECOMMUNICATIONS STRUCTURE AND THE REGULATION OF THE INFORMATION INDUSTRY IN CHINA MAY ADVERSELY AFFECT OUR ABILITY TO DEVELOP A SUCCESSFUL INTERNET SERVICES BUSINESS IN THAT COUNTRY

    The telecommunications structure in the People's Republic of China is not well developed and access to the Internet is accomplished primarily by means of the government's backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This backbone is owned by the Chinese government and is the only channel through which the domestic Chinese Internet network can connect to the international Internet network. Although private sector Internet service providers, or ISPs, exist in China, almost all access to the Internet is accomplished through ChinaNet, China's primary commercial network, which is owned and operated by the Chinese government. We rely on this backbone and China Telecom to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in China. We will have no means of getting access to alternative networks and services, on a timely basis or at all, in the event of any disruption or failure. We cannot assure you that the Internet infrastructure in China will support the demands associated with continued growth.

    The People's Republic of China has enacted regulations governing Internet access and the distribution of news and other information. Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet that it believes to be socially destabilizing by blocking web sites maintained outside of China. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet such as Internet telephony. If the Chinese government were to take any action to limit or eliminate the distribution of information through Internet portal networks or to limit or regulate any current or future applications available to users on Internet portal networks, such action could adversely affect our ability to develop a profitable Internet business in China.

    The Chinese government also regulates access to the Internet by imposing strict licensing requirements and requiring ISPs in China to use the international inbound and outbound Internet backbones. We cannot assure you that we will be able to obtain or maintain all necessary licenses required in the future or that future changes in Chinese government policies affecting the provision of information services, including the provision of online services and Internet access, will not impose additional regulatory requirements on the Internet operations that we are developing in China. These types of regulatory requirements may make it difficult or impossible for us to build a successful Internet business in China.

RISK RELATED TO OUR CORPORATE AND OWNERSHIP STRUCTURE

WE ARE DEPENDENT ON ACCESS TO CASH FLOWS FROM OUR SUBSIDIARIES AND JOINT VENTURE INVESTMENTS TO FUND OUR BUSINESS OPERATIONS, WHICH COULD RENDER US UNABLE TO MEET OUR CASH REQUIREMENTS

    Our company is structured as a holding company and we have no significant business operations or assets other than our interests in our subsidiaries, joint ventures and other investments. Accordingly, we must rely entirely upon distributions and repayment of advances from our subsidiaries, joint ventures and other investments to generate the funds necessary to meet our obligations and our other cash flow needs, including for working capital, capital expenditures and acquisitions. Our subsidiaries and joint ventures are separate and distinct legal entities that have no obligation to make any funds available to us, whether by dividends, loans or other payments. In addition, the ability of our subsidiaries and joint ventures to make distributions to us is subject, in certain jurisdictions, to foreign investment and exchange laws and the availability of foreign exchange in sufficient quantities in those countries. The amount of distributions we receive from these entities is also affected by the regulatory systems in these jurisdictions, primarily the provisions relating to exchange controls. In addition, because the consent of our joint venture partners is required in some of our joint ventures for distributions from these joint ventures, our ability to receive distributions from these joint ventures is dependent on the co-operation of our joint venture partners. Accordingly, we cannot assure you that we will be able to realize benefits from our subsidiaries, joint ventures and other investments through the receipt of distributions at the times and in the amounts we desire. Any failure by us to receive distributions from our subsidiaries, joint ventures or other investments would restrict our ability to pay dividends on our Class A Ordinary Shares in the future and could otherwise have a material adverse effect on our business and financial condition. In the event that we are unable to meet our working capital needs and capital expenditure requirements with cash generated from our subsidiaries, joint ventures or other investments, we would have to consider various options, such as incurring indebtedness, obtaining additional equity capital or selling our assets. We cannot assure you that we will be able to raise new equity capital, refinance our outstanding indebtedness or obtain new financing in the future or that, if we are able to do so, the terms available will be favorable to us.

OUR INABILITY TO UNILATERALLY CONTROL OUR JOINT VENTURES COULD HURT OUR BUSINESS IN SOME REGIONS

    Significant actions by most of our joint ventures, such as approving budgets and business plans, declaring and paying dividends and entering into significant transactions, effectively require the approval of our local partners. Accordingly, we do not have unilateral control over the operations of many of our joint ventures, which limits our flexibility and could adversely affect our business strategy and operating results in some important regions.

THE INTERESTS OF OUR MAJORITY OWNER MAY DIFFER FROM YOUR INTERESTS AND MAY RESULT IN OUR ACTING IN A MANNER INCONSISTENT WITH YOUR GENERAL INTERESTS

    MIH Holdings indirectly owns all of our outstanding Class B Ordinary Shares, representing 77.4% of the voting rights with respect to our ordinary shares. MIH Investments (Proprietary) Limited owns 64.7% of the voting stock of MIH Holdings, and Naspers owns all the voting stock of MIH Investments and directly owns 2.8% of MIH Holdings. In addition Naspers directly owns 3.5% of the voting stock of MIH Limited. As a result of their ownership of our Class A Ordinary Shares and Class B Ordinary Shares, MIH Holdings and its parent companies effectively control us and have sufficient voting power, without the vote of any other shareholders, to determine the outcome of any action requiring shareholder approval, including amendments of our Memorandum and Articles for any purpose (which could include increasing or reducing our authorized capital or authorizing the issuance of additional shares). We engage in transactions with MIH Holdings and its parent companies in the ordinary course of business. The interests of MIH Holdings and its parent companies may diverge from your interests, and they may be in a position to require us to act in a way that is inconsistent with the general interests of the holders of our Class A Ordinary Shares, including through transactions with related companies. For a more complete description of our relationships with MIH Holdings and its parent companies and these companies' ownership of our ordinary shares, see "Item 1. Business--Organizational and Operational Structure",
"Item 4. Control of Registrant" and "Item 13. Interest of Management in Certain Transactions".

BECAUSE WE ARE A BRITISH VIRGIN ISLANDS COMPANY, YOU MAY HAVE DIFFICULTY PROTECTING YOUR INTERESTS IN RESPECT OF DECISIONS MADE BY OUR BOARD OF DIRECTORS

    Our corporate affairs are governed by our Memorandum and Articles and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under BVI law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, you may have more difficulty protecting your interests in the face of actions by our board of directors or our principal shareholders than you would have as shareholders of a corporation incorporated in another jurisdiction.

BECAUSE WE ARE A BRITISH VIRGIN ISLANDS COMPANY, YOU MAY NOT BE ABLE TO ENFORCE JUDGEMENTS AGAINST US THAT ARE OBTAINED IN U.S. COURTS

    We are incorporated in the British Virgin Islands and our business operations are located in several countries, principally South Africa, the Netherlands, Greece, Thailand and China. The majority of our directors and officers reside outside the U.S., and nearly all of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process on us or these persons within the United States or to enforce against us or these persons judgements obtained in U.S. courts, including judgements predicated upon the civil liability provisions of the federal securities laws of the United States.

    We have been advised by Harney Westwood and Riegels, our British Virgin Islands counsel, that judgements of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in BVI courts and that there is substantial doubt as to whether BVI courts will enter judgements in original actions brought in BVI courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

SOUTH AFRICAN EXCHANGE CONTROL REGULATIONS SIGNIFICANTLY RESTRICT OUR ABILITY TO RECEIVE CASH DISTRIBUTIONS FROM OUR SOUTH AFRICAN SUBSIDIARIES

    Our South African subsidiaries are subject to significant restrictions on their ability to remit funds outside of South Africa. South Africa exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland. Transactions between South African residents and residents of countries outside the common monetary area are subject to South African exchange control regulations. South African residents, including companies, are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve

Bank, and restriction are imposed on their foreign investments. In addition, South African companies are generally required to repatriate to South Africa those profits of foreign operations, which are not required to fund their ongoing business operations. While these restrictions have been liberalized in recent years, a South African company's ability to raise and deploy capital outside South Africa remains subject to significant restrictions. These exchange control regulations effectively prevent us from receiving distributions from our South African subsidiaries.

RISKS RELATED TO OUR SHARES

WE DO NOT ANTICIPATE PAYING DIVIDENDS

    We anticipate that all of our earnings in the foreseeable future will be retained to finance the continued growth and expansion of our business. Accordingly, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

THE SALE OF SUBSTANTIAL AMOUNTS OF OUR CLASS A ORDINARY SHARES COULD ADVERSELY AFFECT ITS MARKET PRICE

    Sales of substantial amounts of our Class A Ordinary Shares, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our future ability to raise capital through offerings of our Class A Ordinary Shares. In connection with our April 13, 1999 initial public offering, we and SuperSport International Holdings Limited, Johnnic (IOM) Limited, a wholly owned subsidiary of Johnnies Industrial Corporation Limited ("Johnnic"), MIH Holding's subsidiary MIH (BVI) Limited and Thomson Consumer
Electronics Inc. entered into "lock-up" agreements pursuant to which we and these persons agreed to certain restrictions on our and their ability to sell our ordinary shares for a period of one year after our IPO without the consent of the representative of the underwriters in the IPO. These lock-up agreements expired on April 13, 2000. In connection with our April 2000 offering, we and Naspers limited, SuperSport International Holdings, Johnnic and MIH (9BVI) Limited have entered into similar lock-up agreements for a period of 180 days after the date of that offering (subject, in the case of Johnnic, to a limited exception for certain private sales after 91 days after the date of these offerings as long as the purchaser agrees to be bound by the terms of the lock-up agreement). Finally, several of our principle shareholders, including SuperSport International Holdings Limited, Johnnic and MIH (BVI) Limited, have agreed to certain restrictions on their ability to sell our ordinary shares for three years after the date of our IPO pursuant to requirements for listing on the Amsterdam Stock Exchange. We cannot predict what effect, if any, market sales of shares held by these shareholders or any other of our shareholders or the availability of these shares for future sale will have on the market price of our Class A Ordinary Shares.

THE ANTI-TAKE-OVER PROVISIONS CONTAINED IN OUR CHARTER COULD DETER A CHANGE IN CONTROL

    Some of the provisions of our Memorandum and articles may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our Class A Ordinary Shares. The low voting rights of our Class A Ordinary Shares (relative to our Class B Ordinary Shares), as well as other provisions of our Memorandum and Articles, may delay, deter or prevent other persons from attempting to acquire control of us. These provisions include:

    - our classified board of directors

    - the authorization of our board of directors to issue undesignated preference in one or more series without the specific approval of the holders of ordinary shares.

    - The establishment of advance notice requirements for director nominations and actions to be taken at shareholder meetings

    - The requirement that two-thirds of the shareholders entitled to vote at a meeting are required to approve any change to certain provisions of our Memorandum and Articles.

    In addition, our Memorandum and Articles permit special meetings of the shareholders to be called only by our chief executive officer or upon request by a majority of our board of directors and deny shareholders the ability to call such meetings or to act by shareholder consent. The low voting rights of our Class A Ordinary Shares (relative to our Class B Ordinary Shares) and these provisions in our Memorandum and Articles, as well as provisions of BVI law to which we are subject, could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control for us.

EMPLOYEES

    At March 31, 2000, we had 4,132 employees, of which 1,048 are employed by MultiChoice, 1,208 by UBC, 475 by NetMed, 504 by Mindport and 246 by M-Web (Thailand). The remainder are in our MIH corporate offices in the Netherlands, South Africa, Hong Kong and China. As of March 31, 1999, we had a total of 3,069 employees, and as of March 31, 1998, we had a total of 4,024 employees. None of our full-time employees are unionized. We believe our labor relations are satisfactory.

INTELLECTUAL PROPERTY

    We rely on a combination of patents, licensing arrangements, trade names, trademarks and proprietary technology to protect our intellectual property rights. We own, or have been assigned or licensed the rights to, several patents and have several patent applications in various jurisdictions relating to our proprietary technology. In addition, we currently have numerous trademarks (pending and registered) in countries where we conduct business. Some of our major trademarks include the names and logos of Irdeto, Mindport, OpenTV, DStv, MultiChoice and M-Web.

    We may file additional patent and trademark applications in the future, although there can be no assurance that we will be successful in obtaining patents or trademark registrations based upon these applications. We intend to vigorously protect our intellectual property rights. It may be possible, however, for a third party to copy or otherwise obtain and use our technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. See "Risk Factors--Because much of our success and value lies in our ownership and use of intellectual property, our failure to protect our intellectual property or to develop new proprietary technology may negatively affect us".

ENVIRONMENTAL MATTERS

    Environmental laws vary significantly among the countries in which we operate. Under certain environmental laws, a current or previous owner of real property, and parties that generate or transport hazardous substances that are disposed of on real property, may be liable for the costs of investigating and remediating such substances on or under the property. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures for compliance. In connection with the ownership or operation of our facilities, we could be liable for such costs in the future.

    We are not aware of any material environmental claims pending or threatened against us, and we do not believe we are subject to any material environmental remediation obligations. However, we cannot assure you that a material environmental claim or compliance obligation will not arise in the future.

                             [ORGANIZATIONAL CHART]

                    ORGANIZATIONAL AND OPERATIONAL STRUCTURE

OVERVIEW

    We were incorporated in the British Virgin Islands on July 26, 1991 and conduct our businesses through subsidiaries and joint ventures. MIH Holdings, which is quoted on the Johannesburg Stock Exchange under the symbol "MHH", indirectly owns shares representing 53.3% of the economic interest and 77.4% of the voting interest with respect to our ordinary shares. MIH Investments owns 64.7% of the voting stock of MIH Holdings, and Naspers owns all the voting stock of MIH Investments and directly owns 2.8% of MIH Holdings. Naspers directly owns shares representing 3.5% of the economic interest and 1.7% of the voting interest with respect to our ordinary shares. The diagram on the preceding page summarizes our group structure and ownership.

SUBSIDIARIES AND JOINT VENTURES

PAY-TELEVISION

    In many of our markets, our pay-television businesses utilize similar corporate structures. These structures generally include a content management company that provides the content for the pay-television operation, a subscription management business and a service transmission and distribution business. In each region, these companies may have local partners.

    AFRICA AND THE MIDDLE EAST. We operate our South African business through our indirect wholly owned subsidiary, MultiChoice Africa (Proprietary) Limited. MultiChoice Africa obtains channels from and conducts transmission and distribution through certain of our affiliates. MultiChoice Africa in turn has ownership interests in subsidiaries and joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia, Botswana and Lesotho. In Africa, we consider several factors when determining the countries within which to establish joint venture investments, including comparative political stability, a free market economy, adequate infrastructure, a favorable foreign exchange system, a suitable local partner and sufficient management control. In many other African nations, we operate through agents or franchisees. These parties conduct marketing and advertising to build our subscriber base and collect subscription revenues on our behalf. They retain a minor portion of these subscription revenues as compensation for their services and remit the balance to us.

    MultiChoice Middle East Inc. is a 90.0% owned subsidiary of MultiChoice Middle East Holdings Inc., which in turn is 50.0% indirectly owned by us. The other shareholders in MultiChoice Middle East Holdings and MultiChoice Middle East are strategic regional investors. In Egypt, we indirectly own 10.0% of Cable Network Egypt, which provides terrestrial analog service, and 75.0% of MultiChoice Egypt Limited, which provides subscriber management services to Cable Network Egypt.

    MEDITERRANEAN. We operate our Mediterranean businesses through our interest in a holding company, NetMed B.V. We own 52.0% of NetMed B.V., and Fintage House B.V., a subsidiary of MeesPierson N.V., owns the remaining 48.0%. We hold an option to purchase Fintage House's 48.0% interest on demand at a fixed, pre-arranged price that is slightly greater than the price at which Fintage House purchased that interest from us. Pursuant to a shareholders' agreement between us and Fintage House, NetMed does not pay dividends. Changes in the Greek regulatory environment may lead to a change in the ownership structure of our Greek subsidiaries and joint ventures, and we are currently reviewing several alternatives. In addition, we periodically evaluate various proposals regarding our ownership of NetMed B.V. including, among others the exercise of our option to purchase Fintage House's interest, however, we expect to continue to own a majority of NetMed B.V. for the foreseeable future.

    NetMed manages its pay-television business through the following operating subsidiaries:

    - MultiChoice Hellas S.A. and MultiChoice Cyprus Limited manage our subscriber base and market and sell pay-television services in Greece and Cyprus, respectively. NetMed, through Myriad

      Development B.V., owns 51% of each of MultiChoice Hellas and MultiChoice Cyprus. The remainder of MultiChoice Hellas is 42.0% owned by Teletypos S.A., a Greek media company that operates Mega Channel, the second largest Greek free-to-air television channel, and 7.0% owned by Lumiere Television Limited, a Cypriot investor. Lumiere Television also owns the remaining 49.0% of MultiChoice Cyprus. MultiChoice Hellas and MultiChoice Cyprus collect subscriber revenues, retain a portion as payment for their services and pass the balance to NetMed Hellas S.A., Lumiere Television and Alfa TV, a Cypriot pay-television company that produces the Alfa Channel.

    - NetMed Hellas is 96.0% owned by NetMed. NetMed Hellas operates the FilmNet, SuperSport and K-TV pay-television channels in Greece and provides programming to Lumiere Television and Alfa TV in Cyprus. The remaining 4.0% ownership is held by Lumiere Services Limited.

    - Synergistic Network Development S.A. is 100.0% owned by NetMed and is responsible for signal transmission and distribution.

    - SOE International SA (trading as Enic Hellas) is 40% owned by NetMed B.V. Enic Hellas owns 78.4% of PAE AEK, one of the three largest professional soccer clubs in Greece, and 100% of Basic Hellas SA, the merchandising associate of PAE AEK.

    ASIA. We have a joint venture interest in the United Broadcasting Corporation Public Company Limited ("UBC"), formerly the International Broadcasting Corporation Public Company Limited, and its subsidiaries in Thailand. Founded in 1985, UBC is quoted on the Stock Exchange of Thailand under the symbol "UBC" and had a market capitalization of Baht 22.4 billion
($592.0 million) on March 31, 2000. We became an investor in UBC in January 1997 and have gradually increased our total share of ownership of UBC to approximately 31.1%. The remaining shares in UBC are beneficially owned 41.0% by Telecom Holding Company Limited, a subsidiary of Telecom Asia Public Company Limited, 0.4% by the Mass Communications Organization of Thailand, which is one of the two primary media regulators in Thailand, and 27.5% by other private investors and the public.

    UBC's pay-television business is managed through four operating entities. UBC operates the digital satellite services and acts as a holding company for the remaining parts of the business. UBC Cable Network Public Company Limited, formerly UTV Cable Network Public Company Limited, which is 98.6% owned by UBC, operates the analog cable television services business for the UBC group. Cineplex Company Limited, which is 99.9% owned by UBC, produces channels featuring movies, drama, educational programming, news and sports for the UBC group's pay-television systems. Both UBC Cable and Cineplex were founded by Telecom Asia and later purchased by UBC. Satellite Services Company Limited, which is 97.2% owned by UBC, provides certain services used by the UBC group in its pay-television systems, including signal transmission and distribution.

TECHNOLOGY

    Our Mindport division is a leading provider of pay-television software and hardware solutions and services both to our pay-media businesses and to third-party pay-media operators. We operate our Mindport technology division mainly through our wholly owned subsidiaries, Irdeto Access B.V. and Mindport IBS B.V. In addition, we own 30,631,746 of OpenTV's Class B Ordinary Shares (representing approximately 36.1% of the economic interest and 70.6% of the voting rights of OpenTV's ordinary shares, in each case on a fully diluted basis). OpenTV produces operating systems for interactive television. We have formed a subsidiary, Mindport (BVI) Limited, to act as a holding company for all of our technology assets.

INTERNET

    M-Web Holdings was formed in 1997 through a series of transactions whereby we contributed our Internet related business to a new entity, M-Web Holdings Limited, and subsequently capitalized it with a special dividend to MIH Holdings. M-Web Holdings was subsequently spun off, but we have reacquired an ownership interest since the spin-off. We currently own 16.8% of M-Web Holdings, which we acquired through a private placement in August 1999 and additional share purchases and share subscriptions since that time, and continue to manage M-Web Holdings pursuant to a voting pool agreement between us and Naspers Limited, M-Web Holdings' principal shareholder.

    M-Web (Thailand) commenced operations in May 1999. We have a 95% stake in M-Web (Thailand) through a company that we control. Pursuant to a share swap agreement dated January 14, 2000, our affiliate Myriad International Holdings Asia BV, or MIH Asia, transferred 5% of the total issued share capital of M-Web (Thailand) to AD Venture Company Limited, the Internet subsidiary of Shin Corporations Public Company Limited, a Thai telecommunications group, and received, in return, 5% of the total issued share capital of Shinee.com Company Limited. We recently acquired, through a company that we control, a 75% interest in Internet Knowledge Service Center Co. Ltd., or IKSC, a Thai holding company that has a majority stake in KSC Comnet, which we believe is the largest ISP in Thailand.

    M-Web China was established in July 1999. In connection with the strategic agreements that M-Web China entered into with respect to the establishment of an online service provider in China, the owners of A-1.Net receive 35% of the issued share capital of M-Web China and MIH Limited's interest reduces to 65%. This transaction closed in April 2000. Wisdom Online is a joint venture with an affiliate of Tsinghua University formed to develop online educational services in China, including the Education Online portal. We have a 41% interest in this joint venture.

AFFILIATES

    We have several non-subsidiary affiliates, including Electronic Media Network Limited (which we refer to as M-Net Ltd.), SuperSport International Holdings "SSIH" and M-Web Holdings. M-Net Ltd. is a publicly traded South African company that provides the premium film channels carried by us on our pay-television platforms in Africa. SSIH is a publicly traded South African company that provides the sports channels carried by us on our pay-television systems in Africa and the Middle East. Shares of SSIH are linked with those of M-Net Ltd., and as of March 31, 2000, their market capitalization was approximately ZAR2.1 billion ($318.0 million). The linking provides that each share of either company's stock trades with one share of the other company's stock, with a single price for both shares combined. The shares can be delinked by a declaration of each company's board. We currently own 19.8% of each of M-Net Ltd. and SuperSport International and, in turn is 5.7% owned by SSIH.

    Orbicom, which was recently sold to M-Cell, the investment holding company of a leading cellular telephony provider in South Africa, was formerly owned 80% by MIH Holdings and 20% indirectly by us. Orbicom provides the uplink, which refers to the signal that travels from the earth transmitting station up to the satellite receiving station, and backhaul facility for our operations in Africa. Prior to its acquisition by M-Cell, Orbicom was not operated as a profit center as it provided its services at cost to various subsidiaries of MIH Holdings, including us. Under the arrangements for the acquisition of Orbicom by M-Cell, Orbicom's services will continue to be provided to us at cost for a minimum period of two years from April 1, 1999.

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

BROADBAND: High-capacity transmission capability usually associated with fiber-optic cable. Generally used when discussing video or TV transmission systems.

C-BAND: A frequency range of the electromagnetic spectrum used heavily for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz.

CA MODULE: Conditional access module. Forms part of the conditional access system.

CATV:  Cable television.

CO-AXIAL CABLE: A cable consisting of an insulated center conductor and a concentric outer conductor. Co-axial cable is used primarily for wideband, video, or radio-frequency applications.

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

DEDICATED LINE: A transmission circuit that is available at all times installed between two sites of a private network.

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

DSTV:  Digital satellite television

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

HEAD-END: The source end of a television broadcast system. Head-ends receive television signals from a variety of sources including satellite or dedicated line and transmit them through the cable, satellite or terrestrial subscription networks.

INTEGRATED RECEIVER/DECODER OR IRD: Digital set-top receiver with a built-in de-scrambler for decoding pay-television services.

ISP: Internet Service Provider. A business that allows companies and individuals to connect to the Internet by providing the interface to the Internet backbone.

KU-BAND: A frequency range used for satellite downlink transmissions that falls within the 12 to 14 GHz range of the electromagnetic spectrum, allowing use of 27 inch (or 90 cm) or smaller ground dishes.

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

M-WEB NETWORK: Internet properties, both owned and not owned by M-Web, to which M-Web provides advertising services.

NEAR VIDEO-ON-DEMAND (VOD): A service on a switched network that allows users to select individual programs electronically and watch them instantaneously.

NET CHURN: The percentage of subscribers over a given period who terminate their subscription, net of former subscribers who reconnect during that period.

OSP: Online Service Provider. A business that allows companies and individuals to connect to the Internet by providing the interface to the Internet backbone as well as providing additional services on the Internet such as content and e-commerce type services.

PAGE VIEWS: The number of times a page was downloaded by users, often measured as a function of time ("page views per day").

PAY-PER-VIEW: A service which may be offered by subscription TV operators where subscribers elect to view individual scheduled premium programs, such as select movies and sporting events, for a fee.

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

SMART CARD: A credit card-sized device with embedded processors that provides entitlement functions and stores decryption keys and digital signatures and that may be inserted in a set-top box.

SUBSCRIBERS: Viewers who pay a fee for any programming package offered by the Company.

TRANSPONDER: A microwave repeater on a satellite that can retransmit a signal or set of signals.

ULTRA-HIGH FREQUENCY (UHF):  Frequencies from 300 MHz to 3000 MHz.

UNIQUE VISITORS: The number of unique individuals who visit an Internet web site within a specified period of time.

UPLINK: The signal that travels from the earth transmitting station up to the receiving station, such as a satellite.

VERY-HIGH FREQUENCY (VHF):  Frequencies from 30 MHz to 300 MHz.

VOIP:  Voice over Internet Protocol

WIRELESS CABLE: Refers to the use of MMDS or LMDS systems for transmission of subscription TV services.

ITEM 2.  DESCRIPTION OF PROPERTY

    We have major corporate offices in Hoofddorp, The Netherlands, Johannesburg, South Africa and Athens, Greece. The following table summarizes certain information regarding our principal facilities as of March 31, 2000:

DESCRIPTION/USE                                    LOCATION                 SIZE       OWNED OR LEASED
---------------                          ----------------------------  --------------  ---------------
Corporate offices......................  Hoofddorp, The Netherlands    6,772 m sqr          leased
Corporate offices......................  Mountain View, CA, USA        3,626 m sqr          leased
Corporate offices......................  San Diego, CA, USA            1,750 m sqr          leased
Corporate offices......................  Johannesburg, South Africa    20,400 m sqr*        leased
Corporate offices......................  Durban, South Africa          2,672 m sqr          leased
Corporate offices......................  Cape Town, South Africa       3,219 m sqr          leased
Corporate offices......................  Athens, Greece                12,000 m sqr         leased
Corporate offices......................  Beijing, China                2,091 m sqr          leased
Corporate offices......................  Bangkok, Thailand             20,336 m sqr         leased
Corporate offices......................  Shanghai, China               100 m sqr            leased
Development offices....................  Hong Kong, China              193 m sqr            leased

------------------------

*   multiple locations

ITEM 3.  LEGAL PROCEEDINGS

LEGAL PROCEEDINGS

    From time to time, we and our local partners in Greece have experienced objections by local communities to the establishment or continued presence of transmission sites in these communities. These matters have generally been resolved in the ordinary course. In addition, we are party to routine litigation and proceedings in the ordinary course of business. We are not aware of any current or pending litigation that we believe would have a material adverse effect on our results of operations or financial condition.

    UBC submitted an application to the Thai Trade Competition Committee under the Thai Competition Act. On September 4, 2000 the Trade Competition Commission rendered its ruling that UBC has not violated the Competition Act. See "Regulation--Thailand".

    On May 30, 2000 Teletypos SA ("Teletypos") offered to sell to the Myriad Development BV ("Myriad") and to Lumiere Television Limited ("LTV") all of Teletypos' shares ("the Shares") in MultiChoice Hellas SA ("MultiChoice"). Myriad and LTV accepted Teletypos' offer but, thereafter, Teletypos refused to transfer the Shares to Myriad and LTV. This dispute between Myriad Company and LTV on the one hand and Teletypos on the other hand relating to the acceptance by Myriad Company and LTV of Teletypos's offer to sell the Shares to Myriad and LTV and the subsequent refusal by Teletypos to transfer the Shares ("the Dispute") was referred to the chief executive officers of Myriad, LTV and Teletypos ("Chief Executive Officers") on June 12, 2000 in accordance with clause 14.2 of the Investment and Shareholders Agreement dated June 20, 1994 between the Company, LTV and Teletypos (the "Shareholders Agreement"). The Chief Executive Officers were not able to resolve the Dispute and Teletypos continued to refuse to transfer the Shares to Myriad and LTV within the time period referred to in clause 14.2 of the Shareholders Agreement. Accordingly, Myriad and LTV, acting under clause 14.3 of the Shareholders Agreement, referred the Dispute for determination by arbitration in London in accordance with the Rules of the London Court of International Arbitration. Myriad and LTV have requested: declatory relief: (that binding agreements were concluded by Teletypos with Myriad and LTV for the sale of the Shares); injunctive relief including an order that Teletypos transfer the Shares to Myriad and LTV and take such steps as may be necessary to enable such transfer; damages in an amount to be quantified; interest; costs; and such additional specific or other relief as may be just.

    The transfer of the shares in IKSC to MKSC in connection with M-Web (Thailand) Holdings BV's purchase of an interest in MKSC was disputed by Jasmine on the basis of provisions in a shareholders' agreement between Jasmine and the transferors of the IKSC shares. Jasmine claimed that these provisions, in effect, prohibited the transfer of the IKSC shares to MKSC, and obtained an injunction from the Thai courts which sought to prevent the transfer. However, as the transfer had already taken place prior to the granting of the injunction, Jasmine sought the revocation of the share transfer. The dispute with Jasmine was settled on September 6, 2000 on the basis that Jasmine would relinguish its claim to have transferred to it the 12.5% of the issued shares of KSC Comnet which IKSC was holding on Jasmine's behalf and that, instead, IKSC would issue to Jasmine further shares in IKSC, taking its shareholding in IKSC up to 37.5% and concomitantly, reducing MKSC's shareholding in IKSC to 62.5%.

ITEM 4.  CONTROL OF REGISTRANT

PRINCIPAL STOCKHOLDERS.

    The following table sets forth as of August 31, 2000, certain information with respect to the beneficial ownership of each class of our voting securities by (1) each person who is known to us to be the beneficial owner of more than 5% of any class of our voting securities and (2) all directors and executive officers as a group.

                                                    CLASS A                   CLASS B
                                                ORDINARY SHARES           ORDINARY SHARES
                                             ----------------------   -----------------------    TOTAL
                                                         PERCENTAGE                PERCENTAGE    VOTING
IDENTITY OF PERSON OR GROUP                   NUMBER      OF CLASS      NUMBER      OF CLASS     RIGHTS
---------------------------                  ---------   ----------   ----------   ----------   --------
Naspers Limited............................  2,003,334       7.4%     30,787,319(1)    100.0%     79.4%(2)
MIH Holdings Limited(3)....................         --        --      30,787,319      100.0       77.4
SuperSport International Holdings            3,253,222      12.1              --         --        2.7
  Limited..................................
Thomson Consumer Electronics, Inc..........  2,581,775       9.6              --         --        2.2
Johnnies Industrial Corporation              2,191,125(5)     8.1             --         --        1.8
  Limited(4)...............................
MIH Limited Share Trust(6).................  1,944,415       7.2              --         --        1.6(7)
Directors and officers as a group(8).......         --        --              --         --         --

------------------------

(1) All of these shares are held by MIH (BVI) Limited, a wholly owned subsidiary of MIH Holdings Limited. Because Naspers Limited owns a majority of the voting securities of MIH Holdings Limited, it could be deemed to be a beneficial owner of these shares.

(2) The 2,003,334 Class A Ordinary Shares directly owned by Naspers Limited represent 1.7% of the total voting rights and the 30,787,319 Class B Ordinary Shares that Naspers Limited could be deemed to beneficially own represent 77.4% of the total voting rights.

(3) All shares indicated as being beneficially owned by MIH Holdings Limited are held by MIH (BVI) Limited, a wholly owned subsidiary of MIH Holdings Limited.

(4) Shares are held through a wholly owned subsidiary.

(5) Prior to March 31, 2000, Johnnies Industrial Corporation Limited ("Johnnic") owned 4,194,459 Class A Ordinary Shares. In two recent transactions, Naspers Limited purchased a total of 2,003,334 Class A Ordinary Shares from Johnnic for an aggregate purchase price of $146.9 million (representing an average purchase price of $73.33 per share).

(6) Holds shares that are issuable pursuant to the exercise of options granted under the MIH Limited Share Scheme.

(7) Until the shares have been delivered to an employee upon the exercise of an option, voting rights with respect to shares held by the MIH Limited Share Trust are vested in the trustees of the Share Trust.

(8) Excludes options to purchase Class A Ordinary Shares. See "Item 11. Compensation of Directors and Officers--Directors' Stock Option Plan" and "Item 12. Options to Purchase Securities from Registrant or Subsidiaries".

ITEM 5.  NATURE OF TRADING MARKET

PRICE RANGE OF OUR ORDINARY SHARES

    As of August 31, 2000, the company had approximately 53 participants of record of an aggregate of approximately 57.8 million shares of Class A Ordinary Shares outstanding. As of August 31, 2000, and as far as it has been practicable for us to ascertain, there were an estimated 21 beneficial U.S. holders of the Class A Ordinary Shares. As of August 31, 2000, to the Company's knowledge approximately 17% of the total outstanding Class A Ordinary Shares was held by persons in the United States.

    Prior to April 13, 1999, there was no public market for our Class A Ordinary Shares. Since our initial public offering on April 13, 1999, our Class A Ordinary Shares have traded on the Nasdaq National Market and the Amsterdam Stock Exchange under the symbol "MIHL". The following table sets forth the range of the high and low closing sales prices of our Class A Ordinary Shares on the Nasdaq National Market and the Amsterdam Stock Exchange for the periods indicated:

                                                                    NASDAQ               AMSTERDAM
                                                              -------------------   -------------------
                                                                HIGH       LOW        HIGH       LOW
                                                              --------   --------   --------   --------
CALENDAR YEAR ENDED DECEMBER 31, 1999
Second quarter (from April 13, 1999)........................   $30.88     $18.31     $30.25     $18.25
Third quarter...............................................   $30.38     $24.63     $30.00     $25.50
Fourth quarter..............................................   $69.25     $28.88     $70.00     $30.25

CALENDAR YEAR ENDED DECEMBER 31, 2000
First quarter...............................................   $89.00     $52.38     $95.00     $55.00
Second quarter 2000.........................................   $66.37     $27.25     $70.00     $28.00

    On August 31, 2000, the last reported sale price of our Class A Ordinary Shares was $37.38 per share on the Nasdaq National Market and $30.00 per share on the Amsterdam Stock Exchange.

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

    Our South African subsidiaries are subject to significant restrictions on their ability to remit funds outside of South Africa. South African exchange control regulations provide for a common monetary area consisting of South Africa, Lesotho, Namibia and Swaziland. Transactions between South African residents and residents of countries outside the common monetary area are subject to South African exchange control regulations. South African residents, including companies, are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of The South African Reserve Bank, and restrictions are imposed on their foreign investments. In addition, South African companies are generally required to repatriate to South Africa those profits of foreign operations which are not required to fund their ongoing business operations. While these restrictions have been liberalized in recent years, a South African company's ability to raise and deploy capital outside South Africa remains subject to significant restrictions. These exchange control regulations effectively prevent us from receiving distributions from our South African subsidiaries.

ITEM 7.  TAXATION

    Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

    There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the ordinary shares are not subject to transfer taxes, stamp duties or similar charges.

    There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

ITEM 8.  SELECTED FINANCIAL DATA

    The selected financial data set forth below have been derived from the Consolidated Financial Statements for the years ended March 31, 2000, 1999 and 1998 and from the Combined Financial Statements for the years ended March 31, 1997 and 1996. The Financial Statements are prepared in accordance with international accounting standards ("IAS"). The Consolidated Financial Statements as of March 31, 2000, 1999 and 1998 and for each of the three years in the period ended March 31, 2000 were audited by PricewaterhouseCoopers Inc. The Combined Financial Statements for the years ended March 31, 1997 and 1996 were audited by Coopers & Lybrand (predecessor to PricewaterhouseCoopers Inc.). The accounting policies adopted by the Company under IAS differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences are described in Note 34 to the Consolidated Financial Statements and in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--US GAAP Reconciliation". The Combined Financial Statements include the combined accounts of the Acquired MIH Businesses (as defined) and eliminate all accounts among the Acquired MIH Businesses. The Combined Financial Statements do not eliminate amounts due from the Acquired MIH Businesses to MIH Limited, which the Consolidated Statements do eliminate, nor do they include purchase accounting adjustments that occurred as a result of the Canal+ Transaction (as defined). When you read this selected financial and operating data, you should also read the Consolidated Financial Statements and related notes included elsewhere in the annual report. The historic results are not necessarily indicative of future results.

                                                                                      ACQUIRED MIH
                                                                                        BUSINESS
                                                                                        COMBINED
                                                  COMPANY CONSOLIDATED(1)           (PREDECESSOR)(1)
                                            ------------------------------------   -------------------
                                                               YEAR ENDED MARCH 31,
                                            ----------------------------------------------------------
                                               2000         1999         1998        1997       1996
                                            ----------   ----------   ----------   --------   --------
                                                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
AMOUNTS IN ACCORDANCE WITH IAS:
Revenues:
Subscriptions.............................  $    508.9   $    442.7   $    404.5    $315.5     $233.3
Hardware and software sales...............        81.1         72.0         63.1      60.2       43.6
Technology and other......................       133.4         93.2         32.9      16.2        6.0
                                            ----------   ----------   ----------    ------     ------
  Total revenues, net.....................       723.4        607.9        500.5     391.9      282.9
Operating expenses:
Cost of providing services(2).............      (435.6)      (390.5)      (308.8)   (259.4)    (212.9)
Selling, general and administrative.......      (284.0)      (203.8)      (175.2)   (140.4)     (77.6)
Depreciation and amortization.............       (74.0)       (51.4)       (58.0)    (16.2)      (9.8)
                                            ----------   ----------   ----------    ------     ------
  Operating loss(2).......................       (70.2)       (37.8)       (41.5)    (24.1)     (17.4)
Financial results net(3)..................       (15.9)        (9.1)        (5.5)     (5.3)      (0.9)
Equity results in joint ventures and
  associates..............................       (41.6)       (43.3)        (7.9)      3.8        0.6
Profit on sale/dilution on subsidiaries,
  joint ventures and associates...........       114.2         31.1           --        --         --
                                            ----------   ----------   ----------    ------     ------
Loss before taxation......................       (13.5)       (59.1)       (54.9)    (25.6)     (17.7)
(Loss)/profit from continuing
  operations..............................        (9.1)       (59.0)       (58.5)    (26.0)     (21.5)
Net loss..................................       (17.0)       (68.8)       (63.8)    (26.0)     (21.5)
Per share amounts(4)
Loss from continuing operations...........  $    (0.18)  $    (1.54)  $    (1.53)
Net loss..................................       (0.34)       (1.80)       (1.67)
Dividends(5)..............................          --           --         1.36
Weighted average shares outstanding.......  50,790,662   38,235,000   38,235,000
AMOUNTS IN ACCORDANCE WITH US GAAP:
Total revenues, net.......................  $    723.4   $    607.9   $    500.5    $391.9     $282.9
Loss from continuing operations...........      (102.6)       (64.1)       (74.1)    (26.0)     (21.6)
Cumulative effect of a change in
  accounting principle....................          --           --           --        --       (3.9)
Net loss..................................      (110.5)       (74.0)       (79.3)    (26.0)     (25.4)
Per share amounts
Basic and diluted per share amounts(4)
Loss from continuing operations...........       (2.01)       (1.68)       (1.94)
Net loss..................................       (2.17)       (1.94)       (2.07)

                                                                                   ACQUIRED MIH
                                                                                     BUSINESS
                                                                                     COMBINED
                                                  COMPANY CONSOLIDATED(1)        (PREDECESSOR)(1)
                                               ------------------------------   -------------------
                                                               YEAR ENDED MARCH 31,
                                               ----------------------------------------------------
                                                 2000       1999       1998       1997       1996
                                               --------   --------   --------   --------   --------
                                                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT PERIOD END):
AMOUNTS IN ACCORDANCE WITH IAS:
Cash and cash equivalents....................  $ 284.60   $   56.1   $  153.4   $   53.9   $   15.1
Total assets.................................   1,076.9      776.2      646.1      287.2      156.1
Total debt(6)................................     250.0      284.4      107.6       76.8       16.1
Total liabilities............................     630.1      599.0      392.5      337.7      188.6
AMOUNTS IN ACCORDANCE WITH US GAAP:
Total assets.................................  $1,057.4   $  746.3   $  621.2   $  287.2   $  156.1
Total debt(6)................................     249.7      284.4      107.6       76.8       17.9
Total liabilities............................     630.1      599.0      392.5      337.7      188.6
Total shareholders' equity...................     319.3      146.8      228.7      (50.6)     (32.4)

OTHER DATA:
Operating Profit/(Loss) Before
  Depreciation and Amortization(7)...........  $    3.8   $   13.6   $   16.5   $   (7.9)  $   (7.6)
Cash flow from operating activites...........      24.5      (19.2)       5.2       68.5        6.6
Cash flow from investing activities..........    (113.7)     (85.2)     178.4      (14.6)     (10.7)
Cash flow from financing activities..........     324.1        7.8      (84.9)     (13.3)      (1.3)
Capital expenditures.........................     (25.5)     (11.4)     (31.7)     (17.6)     (13.0)

Subscribers in thousands (at period end):
Africa
  South Africa...............................     1,088      1,073      1,054      1,008        943
  Sub-Saharan Africa.........................       155        140        109        104         73
  Egypt......................................        46         30         18         13          9
  Middle East................................        94         62         27         15         --
                                               --------   --------   --------   --------   --------

    Total Africa.............................     1,383      1,305      1,208      1,140      1,025
                                               --------   --------   --------   --------   --------

Mediterranean
  Greece.....................................       307        316        254        203        101
  Cyprus.....................................        43         35         31         26         11
                                               --------   --------   --------   --------   --------

    Total Mediterranean......................       350        351        285        229        112
                                               --------   --------   --------   --------   --------
Asia
  Thailand...................................       333        300        313        253        130
                                               --------   --------   --------   --------   --------
    Total subscribers........................     2,066      1,956      1,806      1,623      1,267
                                               ========   ========   ========   ========   ========
Average montly revenue per subscriber(8).....  $  26.34   $  24.11   $  23.90   $  21.10   $  18.63

                                                          COMPANY CONSOLIDATED(1)
                                                     ---------------------------------
                                                           YEAR ENDED MARCH 31,
                                                     ---------------------------------
                                                          1997              1996
                                                     ---------------   ---------------
                                                     (U.S. DOLLARS IN MILLIONS, EXCEPT
                                                              PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
AMOUNTS IN ACCORDANCE WITH IAS:
Net profit/(loss)..................................    $     409.2       $     (85.7)
Weighted average shares outstanding................     38,235,000        38,235,000
Profit/(Loss) per share............................          10.68             (2.24)
AMOUNTS IN ACCORDANCE WITH US GAAP:
Net profit.........................................    $     409.6
Profit per share...................................          10.69
BALANCE SHEET DATA (AT PERIOD END):
AMOUNTS IN ACCORDANCE WITH IAS:
Total assets.......................................    $     803.1       $      63.7
Total debt(6)......................................          124.0              94.5
AMOUNTS IN ACCORDANCE WITH US GAAP:
Total assets.......................................    $     803.1
Total debt(6)......................................          124.0
Total shareholders' equity.........................          397.3              29.8

------------------------

1) See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--Presentation of Financial Information".

2) The operating results of the Company for the year ended March 31, 2000 include amortization of $43.8 million attributable to intangible assets of $207.9 million, which were recorded as a result of the acquisition of the Acquired MIH Businesses as well as subsequent net acquisitions of $195,7 million (as defined herein). Amortization of film and sports rights is included in the cost of providing services.

3) Includes interest expense, interest income, dividend income, foreign exchange gains and losses, and gains on disposal of investments.

4) Per share amounts are not applicable to the results of the Acquired MIH Businesses.

5) Dividend paid in 1998 was to facilitate the capitalization of M-Web Holdings. The Company does not expect to pay dividends in the near future.

6) Includes bank overdrafts, current portion of long-term debt, long-term debt (including approximately $20.6 million (inclusive of accrued interest) which was recorded in connection with the transfer of shares of M-Net/SSIH), but excluding the liabilities for film and program rights. In fiscal 1997, excludes debt owed to MIH Limited included in the liabilities of the Acquired MIH Businesses, as such amounts would be eliminated upon consolidation.

7) Operating Profit/(Loss) Before Depreciation and Amortization is defined as Operating Profit/(Loss) Before Depreciation and Amortization (other than amortization of film and sports rights). Operating Profit/(Loss) Before Depreciation and Amortization is presented supplementally as we believe it is the most appropriate measure for evaluating operating performance. We believe Operating Profit/(Loss) Before Depreciation and Amortization is a standard measure commonly reported and widely used by analysts, investors and others associated with the pay-media industry. Operating Profit/(Loss) Before Depreciation and Amortization eliminates the uneven effect across reporting periods and companies of (1) depreciation of tangible fixed assets and (2) amortization of intangible assets acquired in business combinations accounted for by the purchase method of accounting. While many in the financial community consider Operating Profit/(Loss) Before Depreciation and Amortization to be an important measure of comparative operating performance, it should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles which are presented in the audited financial statements included elsewhere in this Annual Report. Additionally, our calculation of Operating Profit/(Loss) Before Depreciation and Amortization may be different than the calculation used by other companies and, therefore, comparability may be affected.

8) Excludes our Asia and Middle East pay-television operations because such revenues are not consolidated with our income statements. Total subscribers from consolidated operations were 1,638, 1,594 and 1,466 million at March 31, 2000, 1999 and 1998, respectively.

EXCHANGE RATES

    The following table sets forth, for the periods indicated, certain information concerning the rate of exchange of the Thai baht into U.S. dollars based on the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). For the convenience of the reader, certain amounts contained in this Annual Report and not derived from the Financial Statements (as defined herein) have been translated from Thai baht into U.S. dollars. These translated amounts should not be construed as a representation that the functional currency amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated below or at any other rate.

                                                                           MARCH 31,
                                                      ----------------------------------------------------
BAHT                                                    2000       1999       1998       1997       1996
----                                                  --------   --------   --------   --------   --------
Period End..........................................    37.85      37.58      39.60      25.97      25.26
High................................................    41.62      43.75      56.10      26.10      25.50
Low.................................................    36.58      35.78      22.75      25.23      24.47
Average(1)..........................................    38.05      38.76      36.90      25.54      25.02

------------------------

(1) The average of the Noon Buying Rates on the last day of each full month during the relevant period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.

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

    The Consolidated Statements present on a consolidated basis the financial position and results of operations of MIH Limited and subsidiaries, including the results of joint ventures and associates accounted for under the equity method. The Company believes that the Acquired MIH Businesses are effectively the predecessor of the Company prior to March 31, 1997. Accordingly, the results of operations of the Acquired MIH Businesses are presented on a combined basis. This is because the Acquired MIH Businesses include nearly all of the businesses currently operated by the Company, and do not include businesses that have been discontinued or sold.

    The comparability of the Consolidated Financial Statements for the years ended March 31, 2000, 1999 and 1998 with the Combined Financial Statements of the Acquired MIH Businesses for the year ended March 31, 1997 is affected by:

    - the intangible assets recognized upon the acquisition of the Acquired MIH Businesses and the amortization thereof; and

    - the acquisition of 100% of Irdeto in 1998 and the consolidation of results which were equity accounted in the combined financial statements.

    The Consolidated Financial Statements have been prepared in accordance with IAS, which differs in certain significant respects from US GAAP. See "--US GAAP Reconciliation" and Note 34 to the Consolidated Financial Statements for a description of the principal differences between IAS and US GAAP as they relate to the Company and the Acquired MIH Businesses.

OVERVIEW OF OPERATIONS

    We are a multinational provider of pay-television and Internet services and the technology employed in the provision of such services. As of March 31, 2000, we provided television-platform and related services to over 2.0 million households and operated our businesses in over 50 countries around the world. Our current holdings consist of:

    - television platform operations in Africa, the Mediterranean and Asia;

    - pay-media technology businesses based in the Netherlands and the United States that collectively compose our Mindport division;

    - Internet operations in Africa and Asia;

    - an equity interest of 19.8% in M-Net Ltd. and SSIH;

    - an equity interest of 16.8% in M-Web Holdings Limited; and

    - an equity interest of 40% in SOE International SA, which owns 78.4% of PAE AEK and 100% of Basic Hellas SA.

    In Africa, MultiChoice Africa provides a range of subscriber management services to pay-television households in over 40 countries on the African continent and adjacent islands, principally in South Africa.

    MultiChoice Africa also has direct investments with fully-staffed offices for pay-television services in Lesotho, Namibia, Botswana, Zambia, Nigeria, Ghana, Uganda, Kenya and Tanzania. In the Mediterranean, NetMed operates analog and digital platforms in Greece and an analog platform in Cyprus. In Asia, we own 31.1% of UBC, the only major pay-television provider in Thailand. In the Middle East, we perform subscriber management operations for the two digital platforms in the Middle East and, through MultiChoice Egypt, service the Egyptian subscriber base for both digital and analog platforms.

    Our Mindport technology division consists of Mindport and its subsidiaries, which design, develop and market pay-television and Internet subscriber management systems, conditional access systems and other pay-media technologies. Mindport also holds a 57.4% interest in the outstanding shares of OpenTV (80.1% as of March 31, 1999), which develops and provides operating systems for interactive television, and a 100% interest in TV/Com International Inc., which owns certain conditional access intellectual property rights. In addition, Mindport engages in set-top box design and specification and consulting and systems integration services.

    Our operating results are affected by a number of items, including the number of households subscribing to our television-platform and Internet access services, the average revenue per subscriber, churn rates, seasonality and foreign exchange rates. Foreign exchange rates can have a significant effect on our reported earnings as we generate revenues predominantly in the local currencies of the countries in which we operate, whereas a substantial portion of our expenses is incurred in U.S. dollars.

    REVENUES. Our primary source of revenue is subscriber fees. We also generate revenue from the sale, rental and maintenance of decoders, the term given to the device in a signal receiver that receives the scrambled signal and converts it into a quality audio or visual signal for listening or viewing, and other income, including e-commerce. As a result of the subsequent acquisition of the remaining interest in Irdeto and our interest in OpenTV, we began in January 1998 to consolidate the revenues we generate from technology sales. OpenTV became a subsidiary on March 31, 1999.

    COSTS OF PROVIDING SERVICES. These include programming, content, subscriber management, decoder purchase, transmission and development costs. Programming costs include the cost for third-party programs and the production cost of programs produced by us, as well as the amortization of programming rights for sporting events and films. Content costs include the cost of acquiring content from third-party content providers for our Internet services. Subscriber management costs include the direct costs of service and maintenance of equipment installed at subscribers' homes and the cost of customer service. Decoder purchase costs include the purchase of decoders by us for use, lease or resale. Transmission costs consist of transmission and uplinking and backhauling charges paid by us to various satellite vendors under operating lease agreements. Development costs include the costs of research necessary to enhance our existing technology products and develop new technologies.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. These costs include overhead costs from the various departments such as marketing, public relations, subscriber sales, warehousing, information systems, finance and accounting, accounts receivable/payable and the human resources department.

    DEPRECIATION AND AMORTIZATION. These costs include charges relating to the amortization of intangible assets arising from acquisitions and the depreciation of our tangible fixed assets, including transponders, decoders and assets under capital lease.

RECENT DEVELOPMENTS

    SIGNIFICANT ACQUISITIONS AND DIVESTITURES. Subsequent to the end of the last financial year, but prior to OpenTV's initial public offering, we invested an additional $4.8 million cash in OpenTV Inc. As cash was injected pro rata to the shareholders' respective percentage of ownership, it had no effect on our proportionate interest in OpenTV Inc.

    OpenTV Corp. (OpenTV), an international company registered in the British Virgin Islands, was formed as a holding company to own shares in OpenTV, Inc. Pursuant to a reorganization that occurred in October 1999, the we exchanged our shares of common stock in OpenTV, Inc. for ordinary shares in OpenTV. In November 1999, OpenTV completed an initial public offering (IPO) of its ordinary shares on both the Nasdaq National Market (Nasdaq) and the Amsterdam Stock Exchange (AEX). As part of the IPO, convertible preference shares issued by OpenTV in a private placement in October 1999 were converted into ordinary shares. OpenTV entered into a strategic agreement with General Instrument Corp.
(GIC) and agreed to issue warrants to GIC to purchase up to 700,000 ordinary shares in OpenTV. These warrants will vest if and when GIC satisfies certain performance goals. To date, 25% of these warrants have vested. After OpenTV's IPO and conversion of preference shares, we remain the largest shareholder with
30.6 million, of OpenTV's outstanding shares. The dilution of our interest gave rise to a dilution gain of $98.6 million, which is included in the statement of operations.

    On February 22, 2000 OpenTV entered into an agreement with EchoStar Communications Corporation (ECG), EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively EchoStar) to develop a hard-drive set-top box. OpenTV purchased from ECG 50% of the shares in OpenStar, a newly-formed subsidiary of ECG, in exchange for 2,252,252 OpenTV Class A Ordinary Shares and the contribution of certain OpenTV intellectual property to OpenStar. The shares have been placed in an escrow account until EchoStar has met certain milestones. These shares will revert to OpenTV if EchoStar has not met such milestones within three years of the date of the agreement.

    On March 26, 2000 OpenTV and Spyglass Inc. signed a definitive merger agreement. Under the merger agreement, OpenTV acquires all of Spyglass's outstanding stock in a stock-for-stock transaction. Spyglass stockholders received 0.7236 of an OpenTV Class A Ordinary Share in exchange for each share of Spyglass common stock. The merger agreement, which has been unanimously approved by the Boards of Directors of both companies, was completed on July 24, 2000.

    In July 1999, we acquired a 40% interest in SOE International SA, which owns 78.4% of PAE AEK and 100% of Basic Hellas SA, for $6.6 million. The excess of the purchase price over the net liabilities acquired was allocated to goodwill and amounted to $18.1 million. We also have an obligation under a shareholders agreement to fund SOE International up to an amount of $18 million. On
March 31, 2000, we advanced a loan of approximately $10.3 million in partial satisfaction of this obligation. The acquisition has been accounted for under the equity method.

    On August 24, 1999, we disposed of our 20% interest in, and our loan claims to, Orbicom to MIH Holdings which in turn, together with its interest of 80%, sold the total investment in Orbicom to M-Cell in exchange for 23,952,096 M-Cell Limited shares with a market value of $39 million. Of this total consideration, $20.6 million was allocated to us, which we received in the form of 4,432,273 shares in M-Cell with a market value of $7.2 million and a $13.4 million note receivable from MIH Holdings Limited. The consideration received by us, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of the associate of $15 million, as the carrying value of the Orbicom investment was recorded at no value in our accounting records.

    We acquired a 7.0% interest in M-Web Holdings for a cash consideration of $16.5 million following the delinking of the MIH Holdings Limited and M-Web Holdings share on August 2, 1999. On September 30, 1999, we acquired an additional interest by exchanging our interest in 4,432,273 M-Cell Limited shares for 13,930,000 shares representing a 3.4% interest in M-Web Holdings. In February and March 2000, we acquired an additional 5.4% interest in M-Web Holdings Limited, increasing our total interest up to 15.8%. The excess of our equity investment over the fair value of the net assets acquired, amounting to $28.8 million, was allocated to goodwill, and is amortized over its estimated useful life of five years. We have entered into a joint voting pool agreement with our parent company, renewable on an annual basis, to manage the operations of M-Web Holdings. The investment in M-Web Holdings is a joint venture because of the control that our directors exercise in the financial and operating policies of M-Web Holdings.

    In February 2000 we indirectly acquired a 100% interest in the ordinary shares in MKSC World Dot Com Company Limited (MKSC) for a cash consideration of $25 million. MKSC has a 75% interest in Internet Knowledge service center company Limited (IKSC). IKSC has a 53.5% interest in KSC Commercial internet Company Limited (KSC), a joint venture with the Communications Authority of Thailand. The excess of the purchase consideration over the fair value of the net assets acquired of $23 million has been allocated to goodwill.

RESULTS OF OPERATIONS

    Our results of operations are summarized in the following tables:

                                                                       CONSOLIDATED
                                                                   YEAR ENDED MARCH 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                (U.S. DOLLARS IN MILLIONS)
Subscription revenues.......................................  $ 508.9    $ 442.7    $ 404.5
Hardware and software sales.................................     81.1       72.0       63.1
Technology and other........................................    133.4       93.2       32.9
                                                              -------    -------    -------
  Net revenues..............................................    723.4      607.9      500.5
                                                              -------    -------    -------
Cost of providing services..................................   (435.6)    (390.5)    (308.8)
Selling, general and administrative expenses................   (284.0)    (203.8)    (175.2)
Depreciation and amortization...............................    (74.0)     (51.4)     (58.0)
                                                              -------    -------    -------
  Total operating expenses..................................   (793.6)    (645.7)    (542.0)
                                                              -------    -------    -------
  Operating loss............................................    (70.2)     (37.8)     (41.5)
Financial results, net......................................    (15.9)      (9.1)      (5.5)
Equity results in joint ventures............................    (39.5)     (41.2)      (5.1)
Equity results in associates................................     (2.1)      (2.1)      (2.8)
Profit on sale/dilution of subsidiaries, joint ventures and
  associates................................................    114.2       31.1         --
                                                              -------    -------    -------
  Loss before taxation......................................    (13.5)     (59.1)     (54.9)
Income taxation.............................................     (0.6)      (0.3)      (7.5)
                                                              -------    -------    -------
  Loss after taxation.......................................    (14.1)     (59.4)     (62.4)
Minority interest...........................................      5.0        0.4        3.8
                                                              -------    -------    -------
  Loss from continuing operations...........................     (9.1)     (59.0)     (58.6)
  Loss from discontinued operations.........................     (7.9)      (9.8)      (5.2)
                                                              -------    -------    -------
    Loss for the year.......................................  $ (17.0)   $ (68.8)   $ (63.8)
                                                              =======    =======    =======

YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999

REVENUES

    Subscription revenues increased $66.2 million, or 15.0%, to $508.9 million during the year ended March 31, 2000 from $442.7 million in the same period in 1999, mainly as a result of an increase in the number of subscribers in MIH Limited's consolidated subsidiaries, as reflected in the table below:

                                                                   NUMBER OF
                                                                SUBSCRIBERS(1)
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                  (THOUSANDS)
Digital.....................................................     567        372
Analog......................................................   1,071      1,222
                                                               -----      -----
  Total.....................................................   1,638      1,594

------------------------

(1) Excludes non-consolidated joint ventures and associates.

    Total subscribers increased by 44,100 or 2.8%, from 1,593,845 at March 31, 1999 to 1,637,945 at March 31, 2000. In Africa, the number of digital subscribers increased by 158,648 and the number of analog subscribers decreased by 129,948. The reduction in African analog subscribers resulted primarily from our campaign to convert analog customers to digital service, a trend that the we expect to continue. We estimate that in South Africa 60% of analog subscribers that discontinue service do so as a result of conversion to digital service. Our total subscribers in Greece and Cyprus, where we now provide both analog and digital services, remained at the same levels. The subscriber numbers were 350,498 and 350,072 for 1999 and 2000 respectively. Since the launch of the digital services, the digital subscribers base increased to 18,462 subscribers.

    Average revenue per subscriber per month increased by $2.23, or 9.2%, to $26.34 for the year ended March 31, 2000 from $24.11 for the year ended
March 31, 1999. The increase was attributable to the shift in subscribers in Africa from analog service to the higher-priced digital service, increases in monthly subscriber fees in local currencies (primarily rand and drachma) by approximately 5.9% and 12.4% for the analog and digital service, respectively, offset by the effects of a devaluation of the rand (5.9%) and the drachma (7.9%) against the U.S. dollar respectively.

    Hardware and software sales increased $9.1 million, or 12.6%, to $81.1 million during the year ended March 31, 2000 from $72.0 million in the same period in 1999. During the fiscal year ended March 31, 2000 the retail price of decoders decreased consistently with the reduction in manufacturing cost of decoders. We passed on the savings in the price we pay for decoders to our customers. We also subsidized the selling prices of digital decoders in Africa and analog decoders in Greece and Cyprus to increase our subscriber base. The revenue per decoder has therefore decreased, resulting in a slower rate of growth in decoder revenues relative to the growth in the number of subscribers. This trend is partly offset by a shift of subscribers from analog to digital decoders, which are more expensive.

    Technology revenues increased $38.5 million, or 60.3%, to $102.4 million during the year ended March 31, 2000 from $63.9 million in the same period in 1999. This increase relates directly to the consolidation of OpenTV for twelve months of $31.0 million compared with the equity accounting of results for the previous year. OpenTV became a subsidiary on March 31, 1999.

    Other revenues increased $1.9 million, or 6.5%, to $31.1 million during the year ended March 31, 2000 from $29.2 million in the same period in 1999. This increase was mainly attributable to an increase in sale of sports, program and advertising rights in Greece, off-set by a decrease in advertising as all advertising contracts did not materialize.

OPERATING EXPENSES

    Costs of providing services increased by $45.1 million, or 11.5%, to $435.6 million during the year ended March 31, 2000 from $390.5 million in the same period in 1999. This increase is primarily attributable to: (i) the inclusion of costs associated with OpenTV for twelve months of $6.3 million compared with equity accounting in the prior year; (ii) increased charges for additional satellite capacity; (iii) increase in the amortization of sports and programming rights; (iv) net increased programming costs associated with the increased number of digital subscribers; (v) increase in the cost of decoders, sports, program and advertising rights sold. The Company expects the amortization of sports programming to increase in the future as a result of the amortization of Greek basketball programming rights acquired.

    Selling, general and administrative ("SG&A") costs increased by $80.2 million, or 39.4%, to $284.0 million during the year ended March 31, 2000 from $203.8 million in the same period in 1999, primarily as a result of
(i) consolidation of the SG&A of OpenTV for twelve months compared to equity accounting of the prior period; (ii) an increase in staff and communication costs primarily due to the expansion of call centers required to match the increased number and length of calls arising from the growth in the digital subscriber base and the roll-out of the internet business; (iii) an expanded advertising campaign and, (iv) additional costs associated with the group corporate functions.

    Depreciation and amortization increased $22.6 million, or 44.0%, to $74.0 million during the year ended March 31, 2000 from $51.4 million in the same period in 1999. Depreciation charges increased by

$13.9 or 60.7.% to $36.8 million from $22.9 million as a result of the new transponder leases of $8.3 million as well as the increase in depreciation charges arising from the net increase in fixed assets. Amortization charge increased by $9.2 million or 32.3% to $37.7 from $28.5 million mainly due to the consolidation of OpenTV and the additional investments in the internet.

OPERATING LOSS

    Operating loss increased by $32.4 million, or 85.7%, to $70.2 million during the year ended March 31, 2000 from $37.8 million for the same period in 1999 as a result of the combined effect of the foregoing factors.

FINANCIAL RESULTS, NET

    The net financial loss increased by $6.8 million, or 74.7%, to $15.9 million during the year ended March 31, 2000 from $9.1 million in the corresponding period of 1999. The increase is attributable to a reduction in dividend income of $0.6 million to $1.9 million during the year ended March 31, 2000 from $2.6 million in the same period in 1999 an increase in interest expense of $5.4 million to $26.8 million during the year ended March 31, 2000 from $21.4 million in the same period in 1999 which was partly offset by an increase in interest income of $3.4 million to $13.7 million during the year ended March 31, 2000 from $10.3 million in the same period in 1999 and an increase in exchange losses of $4.l million to $4.7 million during the year ended March 31, 2000 from $0.6 million in the same period in 1999. The changes as compared to the previous year are primarily as a result of the impact of capitalization of the financial leases, coupled with the devaluation of local currencies to the U.S. dollar. The increase is off-set by additional interest received as a result from the proceeds from the initial public offering by MIHL.

EQUITY RESULTS IN JOINT VENTURES

    Our equity results in joint ventures decreased by $1.7 million to a loss of $39.5 million during the year ended March 31, 2000 from an equity loss of $41.2 million in the corresponding period of 1999. The decrease in the losses pertains mainly to the consolidation of OpenTV in the current year, which was equity accounted for in the previous year. The equity losses in the previous year relating to OpenTV were $6.6 million. The decrease was off-set by the equity results relating to the acquisition of 15.8% in M-Web Holdings and 40% acquired in SOE International SA (SOE) of $13.3 million and a decrease in the equity accounted losses of UBC of $6.1 million. These results are inclusive of $18.5 million amortization of goodwill.

EQUITY RESULTS IN ASSOCIATED COMPANIES

    Equity result in associates remained at $2.2 million loss during the year ended March 31, 2000. Equity result in associates for the year ended March 31, 2000 is net of a goodwill allocation of $4.1 million in fiscal 2000, attributable to our 19.9% interest in M-Net and SSIH. We account for our investment in M-Net and SSIH using the equity method of accounting because of the significant influence we exercise over M-Net as a result of common ownership, our management and directors' representation on the Board of Directors of M-Net and SSIH and the fact that substantially all of M-Net and SSIH's revenues are derived from us.

PROFIT ON SALE/DILUTION OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

    The profit on sale/dilution of subsidiaries, joint ventures and associates resulted from a disposal of 20% interest in, and loans to Orbicom (Proprietary) Limited to MIHH. The consideration received by us, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of associate of $15.2 million. Additionally, the dilution on our interest in OpenTV from 80.1% to 57.5% gave rise to a dilution gain of $98.6 million.

TAXATION EXPENSE

    Taxation expense increased to $0.6 million during the year ended March 31, 2000 from $0.3 million in the corresponding period of 1999. No significant amount of taxes are payable by us, due to losses incurred in the various companies to date.

MINORITY INTEREST

    Minority interest increased by $4.6 million, to $5.0 million during the year ended March 31, 2000 from $0.4 million in the corresponding period of 1999. The minority interest primarily relates to Mindport of $3.2 million and OpenTV of $2.2 million. Through March 31, 2000, we have recorded losses of $11.8 million attributable to minority interest.

LOSS FROM DISCONTINUED OPERATIONS

    We discontinued our operations of International Gaming Networks (IGN), the gaming entity of MultiChoice Africa, with effect from September 6, 1999, the business of which was spread and sports betting. The loss arising on discontinued operations of $4.1 million relates to staff retrenchments, lease cancellation costs and asset impairments.

NET LOSS

    As a result of the foregoing factors we realized a net loss of $17.0 million during the year ended March 31, 2000 compared to a net loss of $68.8 million for the comparable period in 1999.

YEAR ENDED MARCH 31, 1999 COMPARED TO THE YEAR ENDED MARCH 31, 1998

REVENUES

    Subscription revenues increased $38.2 million, or 9.4%, to $442.7 million during the year ended March 31, 1999 from $404.5 million in the same period in 1998, mainly as a result of an increase in the number of subscribers in MIH Limited's consolidated subsidiaries, as reflected in the table below:

                                                                   NUMBER OF
                                                                SUBSCRIBERS(1)
                                                                   MARCH 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                  (THOUSANDS)
Digital.....................................................     372        212
Analog......................................................   1,222      1,254
                                                               -----      -----
  Total.....................................................   1,594      1,466
                                                               =====      =====

------------------------

(1) Excludes non-consolidated joint ventures and associates.

    Total subscribers increased by 128,062, or 8.7%, from 1,465,783 at March 31, 1998 to 1,593,845 at March 31, 1999. In Africa, the number of digital subscribers increased by 159,850 and the number of analog subscribers decreased by 253,031. The reduction in African analog subscribers resulted primarily from our campaign to convert analog customers to digital service, a trend that we expect to continue. We estimate that in South Africa, 60% of analog subscribers that discontinue service do so as a result of conversion to digital service. Our subscribers in Greece and Cyprus, where we currently provide only analog service, increased by 23.0%, from 285,055 to 350,498. This resulted in a net decrease of 31,788 in overall analog subscribers.

    Average revenue per subscriber per month increased by $0.21, or 0.9%, to $24.11 for the year ended March 31, 1999 from $23.90 for the year ended March 31, 1998. The increase was attributable to the shift in subscribers in Africa from analog service to the higher-priced digital service, increases in monthly subscriber fees in local currencies (primarily rand and drachma) by approximately 8.8% and 8.9% for the analog and digital service, respectively, offset by the effects of a devaluation of the rand (23.4%) and the drachma (3.0%) against the U.S. dollar respectively.

    Hardware and software sales increased $8.9 million, or 14.1%, to $72.0 million during the year ended March 31, 1999 from $63.1 million in the same period in 1998. During the fiscal year ended March 31, 1999 the retail price of decoders decreased consistently with the reduction in manufacturing cost of decoders. We passed on the savings in the price we pay for decoders to our customers. We also subsidized the selling prices of digital decoders in Africa and analog decoders in Greece and Cyprus to increase our subscriber base. The revenue per decoder has therefore decreased, resulting in a slower rate of growth in decoder revenues relative to the growth in the number of subscribers. This trend is partly offset by a shift of subscribers from analog to digital decoders, which are more expensive.

    Technology revenues increased $51.1 million, or 399.2%, to $63.9 million during the year ended March 31, 1999 from $12.8 million in the same period in 1998. This increase relates directly to the consolidation of Irdeto for twelve months compared with three months of the previous year. Irdeto was acquired during January 1998 and therefore only consolidated for three months.

    Other revenues increased $9.2 million, or 45.8%, to $29.3 million during the year ended March 31, 1999 from $20.1 million in the same period in 1998. This increase was mainly attributable to an increase in advertising revenues and the sale of sports, program and advertising rights in Greece.

OPERATING EXPENSES

    Costs of providing services increased by $81.7 million, or 26.5%, to $390.5 million during the year ended March 31, 1999 from $308.8 million in the same period in 1998. This increase is primarily attributable to: (i) the inclusion of costs associated with Irdeto for twelve months compared with three months in the prior year; (ii) increased charges for additional satellite capacity; (iii) increase in the amortization of sports and programming rights;
(iv) net increased programming costs associated with the increased number of digital subscribers; (v) increase in the cost of decoders, sports, program and advertising rights sold. We expect the amortization of sports programming to increase in the future as a result of the amortization of Greek basketball programming rights acquired.

    SG&A costs increased by $28.6 million, or 16.3%, to $203.8 million during the year ended March 31, 1999 from $175.2 million in the same period in 1998, primarily as a result of: (i) consolidation of the SG&A of Irdeto for twelve months compared to three months of the prior period; (ii) an increase in staff and communication costs primarily due to the expansion of call centers required to match the increased number and length of calls arising from the growth in the digital subscriber base; (iii) an expanded advertising campaign; (iv) year 2000 costs; and (v) additional costs associated with the group corporate functions.

    Depreciation and amortization decreased $6.6 million, or 11.4%, to $51.4 million during the year ended March 31, 1999 from $58.0 million in the same period in 1998. The depreciation charge decreased by $7.5 million as a result of the devaluation of the local currencies against the dollar and the transfer of assets from the Company to Orbicom. These assets were subsequently transferred back to the Company. This decrease was partly offset by an increase in the depreciation charge arising from the net increase in fixed assets. As a result of new transponder capacity leases classified as capital leases, we anticipate an increase in the related depreciation charge in future periods.

OPERATING LOSS

    Operating loss decreased by $3.7 million, or 8.9%, to $37.8 million during the year ended March 31, 1999 from $41.5 million for the same period in 1998 as a result of the combined effect of the foregoing factors.

FINANCIAL RESULTS, NET

    The net financial loss increased by $3.6 million, or 65.5%, to $9.1 million during the year ended March 31, 1999 from $5.5 million in the corresponding period of 1998. The increase is attributable to a non recurring gain on disposal of investments of $2.6 million (representing the sale of our interest in Canal+) which was recorded in 1998, a reduction in dividend income of $0.6 million to $2.6 million from $3.2 million, an increase in interest expense of $8.2 million to $21.4 million from $13.2 million which was partly offset by an increase in interest income of $2.4 million to $10.3 million from $7.9 million and a decrease in exchange losses of $5.4 million to $0.6 million from $6.0 million. The changes as compared to the previous year are primarily a result of the consolidation of the results of Irdeto for twelve months compared to the three months of the previous year.

EQUITY RESULTS IN JOINT VENTURES

    Our equity result in joint ventures changed by $36.1 million to a loss of $41.2 million during the year ended March 31, 1999 from an equity loss of $5.1 million in the corresponding period of 1998. The losses mainly included the net losses of $32.7 million for UBC for nine months and OpenTV of $6.6 million for twelve months. These results are inclusive of $9.1 million and $2.2 million amortization of goodwill for UBC and OpenTV, respectively.

EQUITY RESULTS IN ASSOCIATED COMPANIES

    Equity result in associates changed by $0.7 million, or 25.0%, to $2.1 million loss during the year ended March 31, 1999 from $2.8 million in the corresponding period of 1998. Equity result in associates for the year ended March 31, 1999 is net of a goodwill allocation of $4.4 million in fiscal 1999, attributable to our 19.8% interest in M-Net and SSIH. We account for our investment in M-Net and SSIH using the equity method of accounting because of the significant influence we exercise over M-Net as a result of common ownership, our management and directors' representation on the Board of Directors of M-Net and SSIH and the fact that substantially all of M-Net and SSIH's revenues are derived from us.

PROFIT ON SALE/DILUTION OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

    The profit on sale/dilution of subsidiaries, joint ventures and associates resulted from the release of provisions relating to the sale of the NetHold joint venture to Canal+. At March 31, 1997 we deferred recognition of approximately $73.3 million of this gain, relating to liability for warranties of decoder technology, guarantees of the number of subscribers and the potential reimbursement of programming costs. During the year ended March 31, 1999, $31.1 million of these provisions were reversed, as they were no longer required following the expiry of the warranties and guarantees on June 30, 1998.

TAXATION EXPENSE

    Taxation expense decreased to $0.3 million during the year ended March 31, 1999 from $7.5 million in the corresponding period of 1998. No significant amount of taxes are payable by us, due to losses incurred in the various companies to date. The charge for the current year was reduced by a reversal of deferred taxes of $3.2 million.

MINORITY INTEREST

    Minority interest decreased by $3.4 million, to $0.4 million during the year ended March 31, 1999 from $3.8 million in the corresponding period of 1998. The minority interest primarily relates to Africa for the losses incurred in these operations. The provision for minority interest was limited to the capital infusion from the minority parties. Through March 31, 1999, we have recorded losses of $6.2 million attributable to minority interests.

LOSS FROM DISCONTINUED OPERATIONS

    Loss from discontinued operations increased by $4.6 million, to $9.8 million during the year ended March 31, 1999 from $5.2 million loss in the corresponding period of 1998. The 1999 loss from discontinued operations arose from the termination of the TV/COM International Inc. operations of $3.8 million and $6.0 million for the discontinued operations of International Gaming Networks, the gaming entity in MultiChoice Africa which was discontinued effective September 6, 1999 and the results at March 31, 1999 have been restated to reflect the operations of International Gaming Networks as discontinuing. Effective October 1, 1997 the group sold its internet-related businesses to M-Web Holdings for $20.5 million.

NET LOSS

    As a result of the foregoing factors we realized a net loss of $68.8 million during the year ended March 31, 1999 compared to a net loss of $63.8 million for the comparable period in 1998.

LIQUIDITY AND CAPITAL RESOURCES

    Our business and growth strategy has required and will continue to require substantial capital for acquisitions, expansion of services, the financing of operating losses and working capital in the pay-television, Internet and technology segments.

    During the years ended March 31, 1997 and 1996, we had no significant cash flows as our activities consisted almost entirely of our investment in NetHold. During the period from April 1997 through October 1997, we sold our shares in Canal+, which we had obtained in connection with the Canal+ Transaction, for net proceeds of $261.5 million and invested a portion of the proceeds in our pay-television and technology businesses.

    The Acquired MIH Businesses have historically obtained cash flow from operations, capital infusions by equity holders, proceeds from the sale of investments and seller financings.

    Our ability to receive cash distributions may be restricted by certain exchange control regulations. See "Risk Factors--South African exchange control regulations significantly restrict our ability to receive cash distributions from our South African subsidiaries."

    In April 1999, we completed an initial public offering of 10,435,000 of our Class A Ordinary Shares, including shares issued pursuant to the exercise of over-allotment options, for net proceeds of approximately $171.6 million. The proceeds of the offering were partially used to repay $56 million of debt.

    In April 2000, we completed a follow-on offering of 4,511,000 of our Class A Ordinary Shares, including shares issued pursuant to the exercise of over-allotment options, for net proceeds of approximately $180.4 million.

    On July 24, 2000 we announced that OpenTV has completed its acquisition of Spyglass, Inc. (Nasdaq: SPYG). The combined company will continue to trade under the symbol "OPTV". Under the terms of the merger agreement between OpenTV and Spyglass, the stockholders of Spyglass, Inc. will receive 0.7236 of an OpenTV Corp. Class A Ordinary Share for each share of Spyglass, Inc. common stock. The merger combines two market leaders into a premiere interactive television solutions company. As an integrated entity, OpenTV will provide cutting-edge technologies and comprehensive services offering compelling, state-of-the-art digital interactive solutions company running on multiple platforms for cable and satellite television operators, broadcasters, and manufacturers around the world.

    On July 26, 2000 we announced the listing of our subsidiary company, Multichoice Cyprus Limited on the Cyprus Stock Exchange ("CSE"). The stock commenced trading on July 21, 2000 under the symbol MCC and 29,096,582 shares were offered to Multichoice Cyprus' subscriber base, institutional investors and others, constituting approximately 38.38% of the total shares issued. The remaining 41,903,418 shares (61.62%) are held by Multichoice Cyprus Holdings Limited. The proceeds from the offering were $4.2 million.

    We expect to meet our capital needs for the foreseeable future with the proceeds of these offerings, cash on hand and existing and new loan facilities, including a $62.0 million loan facility with Villiers Securities Limited and ABSA Bank Limited.

    During the fiscal year ended March 31, 1998, we acquired an additional 51% in Irdeto for $11 million, such price having been predetermined as part of a call option granted at the time of the Canal+ Transaction, and invested
$17.7 million in UBC. We also made an initial investment in OpenTV of $9.1 million. During the year ended March 31, 1999, we increased our ownership in UBC to 27.8% by acquiring additional shares for $66.6 million. In
August 1999, we exercised an option to purchase an additional 3.3% of UBC for $8.9 million in cash. During November 1998, we acquired a 100% interest in TV/Com International Inc. for $14.5 million in cash. In March 1999, we purchased all of the interest of Thomson Consumer Electronics Inc. ("Thomson") in OpenTV in exchange for a convertible note of approximately $46.2 million. The note converted simultaneously with the consummation of our initial public offering into our Class A Ordinary Shares at the price such shares were sold to the public. We sold to a subsidiary of Sun Microsystems a portion of the OpenTV interest purchased from Thomson for approximately $9.2 million in cash. After giving effect to such sale, investments in OpenTV by certain strategic investors in October 1999 and OpenTV's November 1999 initial public offering of its Class A Ordinary Shares, we now own 57.5% of the outstanding ordinary shares of OpenTV.

    We intend to make investments in and acquisitions of businesses operating in the pay-television, Internet services, interactive television services and pay-media technology industries. Our general approach has been to make investments that are expected to be sufficient to meet cash needs until the operation can, within a predictable period of time, become self-funding. Currently, all of our businesses, other than our Internet operations, are self-funding. Our South African subsidiaries are subject to significant restrictions on the ability to remit funds outside of South Africa. While such restrictions have been liberalized in recent years, a South African company's ability to raise and deploy capital outside of South Africa remains subject to significant restrictions. See "Risk Factors--South African exchange control regulations significantly restrict our ability to receive cash distributions from our South African subsidiaries". We anticipate funding future acquisitions and investments through issuances of debt or equity and available cash resources.

    During the fiscal year ended March 31, 1998, we paid a special dividend of $51.8 million. MIH Holdings used its pro rata portion of the dividend to capitalize M-Web Holdings. Following this capitalization, M-Web Holdings purchased our South African Internet businesses for $20.5 million. No dividends were declared in 1996 or 1997.

    On April 4, 1998, we transferred 28 million of our shares in M-Net/SSIH to a trust for a total consideration of $22.2 million in cash. Consideration of $20.0 million was financed with bank borrowings by the purchaser and under certain circumstances on April 14, 2001, we could be required to assume the obligations and reacquire the ownership of the shares. Accordingly, the transaction has been accounted for as a financing transaction. The borrowings bear interest at 12.55% and mature on April 14, 2001. We retain rights to the dividends on the M-Net/SSIH shares.

    At March 31, 2000 and March 31, 1999, we had combined cash balances of $284.6 million and $56.1 million, respectively, and available unused overdraft borrowing facilities of $74.7 million and $56.0 million, respectively.

    COMMITMENTS AND CAPITAL EXPENDITURES

    We have lease commitments of $32.1 million, $29.4 million, and $26.6 million in the years ended March 31, 2000, 2001 and 2002, respectively, for land and buildings, machinery, furniture and equipment and transponders and transmitters. We do not expect to incur significant additional capital expenditures except for the requirements which may materialize from our investments in Internet operations in China and Thailand.

    PROGRAM AND FILM RIGHTS

    Program and film rights increased from $81.6 million at March 31, 1999 to $150.4 million at March 31, 2000, primarily as a result of the soccer and basketball contracts in Greece. Program and film rights are non-interest bearing liabilities and, at March 31, 2000, amounts due in future fiscal years were $31.8 million in 2001, $23.0 million in 2002 and $95.6 million thereafter.

    DEBT

    At March 31, 2000, long-term debt of $202.1 million consisted primarily of capital lease obligations ($181.6 million) and loans ($20.6 million). Capital lease obligations decreased by $16.1 million during the year. The capital leases bear interest at rates ranging from 6.0% to 21.0%. The other long-term debt is composed mainly of a $20.6 million liability which was recorded as a result of the transfer of 28 million M-Net/SSIH shares as described above. Long-term debt at March 31, 1999 of $220.3 million consisted primarily of capital lease obligations ($197.6 million) and loans ($22.7 million).

US GAAP RECONCILIATION

                                                                    YEAR ENDED MARCH 31,
                                                             -----------------------------------
                                                               2000         1999         1998
                                                             ---------   -----------   ---------
                                                                         (THOUSANDS)
RECONCILIATION OF NET LOSS AND SHAREHOLDERS' EQUITY
  (IN THOUSANDS, EXCEPT PER SHARE DATA):

Net loss under IAS.........................................  $(17,024)     $(68,839)   $(63,802)
US GAAP ADJUSTMENT:
  (a) Equity accounting for UBC............................    10,476        (5,193)    (15,482)
  (b) Stock-based compensation.............................   (85,791)           --          --
  (c) Strategic investment--non-cash warrant expense.......   (63,900)           --          --
                      --beneficial conversion feature......   (31,250)           --          --
  (d) Performance warrants.................................   (28,025)           --          --
  (e) Profit on sale of Orbicom............................    (8,557)           --          --
  Effect of adjustment on dilution gain....................    95,150            --          --
  Effect of adjustments on minority interests..............    18,458            --          --
                                                             ---------     --------    --------
NET LOSS UNDER US GAAP.....................................  $(110,463)    $(74,032)   $(79,284)
                                                             =========     ========    ========

(A) EQUITY ACCOUNTING FOR UBC

    Under IAS, the investment in UBC is carried at cost through June 30, 1999. In June 1999 we increased our shareholding in UBC to approximately 26.1% and, as a result, exercise significant influence in UBC. Under IAS we thereafter apply the equity method of accounting for UBC. US GAAP requires a retroactive adjustment of financial statements for an investee that was previously accounted for on a basis other than the equity method when that investee becomes qualified for use of the equity method. The adjustment therefore reflects the effect of applying the equity method to the investment in UBC retroactively under US GAAP.

(B) STOCK-BASED COMPENSATION

    Under IAS, we do not recognize a compensation expense for stock option and stock purchase plans. Under US GAAP, Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) requires that the intrinsic value of the options, defined as the market value of the share at grant date less the exercise price, be recognized as compensation expense prospectively, over the vesting period of the related options. In connection with certain option grants to employees during the year ended March 31, 2000, under the MIH Limited stock option plan, we recorded deferred compensation, for stock-based compensation totaling $6.6 million (1999 and 1998: $ Nil), which is amortized over the vesting period of the related options, which is generally between four and five years, resulting in a $1.7 million (1999 and 1998: $ Nil) amortization charge for the year ended March 31, 2000 under US GAAP. At March 31, 2000 we had unamortized deferred stock compensation of $4.9 million (1999 and 1998: $ Nil), which amounts are expected to be fully amortized over the next three to four years.

    We have recorded a compensation expense in connection with the acceleration of vesting of options to certain departing employees at their termination dates. The compensation cost of $7.4 million (1999 and 1998: $ Nil) is measured as the difference between the market value and the exercise price of the MIH and MIHH shares at the termination dates of the employees.

    A compensation cost of $60.3 million (1999 and 1998: $ Nil) has also been recorded in connection with a cashless stock grant arising out of the Mindport Holdings Limited ("MHL") share scheme. The compensation cost is determined based on the fair value of an MHL share on the grant date.

    OpenTV recorded non-cash deferred stock compensation of $9.8 million (1999 and 1998: $ Nil), after minority interest of $6.5 million (1999 and 1998: $
Nil), for the year ended March 31, 2000 representing the difference between the exercise price and deemed fair market value for options to purchase shares granted to employees and the fair value attributable to stock options granted to non-employees in accordance with the provisions of APB 25 and Emerging Issues Task Force Issue no 96-18. These amounts are being amortized over the vesting period of the option life, which is generally four years. As of March 31, 2000 OpenTV had unamortized deferred stock compensation of $7.9 million (1999 and 1998: $ Nil), which is expected to be fully amortized over the next three to four years.

(C) STRATEGIC INVESTMENTS

    In October 1999, OpenTV completed a private placement of 23,648,646
Series C-1 Convertible Preference Shares (convertible into 4,729,728 Class A Ordinary Shares) at $1.11 per share (or $5.55 per Class A Ordinary Share), 4,504,504 Series C-2 Convertible Preference Shares (convertible into 900,900 Class A Ordinary Shares) at $1.11 per share (or $5.55 per Class A Ordinary Share), and warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October 2001) at $5.55 per share to America Online, Inc., GIC, Liberty
Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. for net proceeds of $31.3 million. The Series C-1 Convertible Preference Shares and Series C-2 Convertible Preference Shares converted into 5,630,628 Class A Ordinary Shares at the time of OpenTV's public offering. The convertible preference shares have an embedded beneficial conversion feature which, under US GAAP application of EITF 98-5, resulted in a preferred stock dividend of $25.3 million (after minority interests of $5.9 million) in the period ended March 31, 2000. The fair value attributable to the warrants to purchase OpenTV's Class A Ordinary Shares resulted in a non-cash warrant expense of $36.7 million (after minority interests of $27.2 million) in the period ended March 31, 2000. The warrants were valued using the Black-Scholes option pricing model. This expense relating to the beneficial conversion feature and the warrants was off-set by an increase in the dilution gain of $62.0 million that we realized as a result of OpenTV's public offering.

(D) PERFORMANCE WARRANTS

    In November 1999, OpenTV issued warrants to purchase 700,000 Class A Ordinary Shares at $5.55 per share to GIC. The warrants are exercisable based on GIC meeting certain performance milestones.

Under US GAAP the fair value attributable to the performance warrants to purchase OpenTV's Class A Ordinary Shares of $37.5 million was recorded in the period ended March 31, 2000. The fair value was determined using the Black-Scholes option pricing model. A total of $16.1 million (after minority interests of $11.9 million) was amortized as non-cash warrant expense. The remaining amount will be amortized to expenses as the related research and development, and sales and marketing work occurs.

(E) PROFIT ON SALE OF INTEREST IN ORBICOM

    In August 1999 we disposed of our 20% interest in, and loan to, Orbicom to MIH Holdings, which, in turn, together with its interest of 80%, sold the total investment in Orbicom to M-Cell in exchange for 23,952,096 M-Cell shares with a market value of $39 million. Of this total consideration, $20.6 million was allocated to the Company in the form of 4,432,273 shares in M-Cell with a market value of $7.2 million, and a $13.4 million note receivable from MIH Holdings. The consideration received by us, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of the associate of $15 million, as the carrying value of the Orbicom investment was recorded at no value in our accounting records.

    Under IAS, it is appropriate for us to recognize the gain on the sale of interest in Orbicom, regardless of the related party nature of the transaction and the disproportionate allocation of proceeds. Based on positions taken by the Securities and Exchange Commission (SEC), under US GAAP this transaction is evaluated as a transaction between entities under common control, whereby generally no gains or losses are recognized on the sale of an asset. Any gains or losses are accounted for as a capital contribution or distribution. The sale of Orbicom to a third party was executed simultaneously with the sale of the 20% interest by us to MIH Holdings. The sale of our interest in Orbicom to MIH Holdings was a way to convenience the transaction with the third party and it is, therefore, appropriate to recognize a proportionate share of the profit generated in the transaction. However, the excess of the consideration received over the proportionate share of the total consideration amounting to $8.6 million is accounted for as a capital contribution by MIH Holdings under US GAAP.

YEAR 2000 ISSUE

    As of the date of this annual report, we have not experienced any significant Year 2000 problems with our internal operations, nor have we detected any significant Year 2000 problems affecting our customers, suppliers or third-party vendors.

ACCOUNTING STANDARDS

    In March 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. We adopted this standard on January 1, 1999 and its adoption did not have a material impact on our results of operations, financial position or cash flows.

    In April 1998, AcSEC issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which is effective for financial years beginning after December 15, 1998 and provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As we have historically expensed these costs, the adoption of SOP 98-5 on January 1, 1999 did not have any impact on our results of operations, financial position or cash flows.

    In December 1998, AcSEC released SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor specific objective evidence (VSOE) of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in financial years beginning after March 15, 1999. Retroactive application is prohibited. The Company does not expect the adoption of SOP 98-9 to have a material effect on the our current revenue recognition policies.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101 or SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that the impact of SAB 101 will not have a material effect on the financial position or results of our operations.

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Derivation Instrument and Hedging Activities an amendment of SFAS No. 133 (which was issued in June 2000) is effective for financial years beginning after June 15, 2000. It will be effective for our financial statements for the year ended March 31, 2001 unless the required implementation date is postponed by the Financial Accounting Standard Board
(FASB). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,
(b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. We are currently assessing the impact of adopting this statement on our financial statements.

    The IAS has issued IAS 17 (revised 1997), "Leases", which supersedes IAS 17, "Accounting for Leases" and is operative for financial statements covering periods beginning on or after January 1, 2000. The changes from the original IAS 17 do not fundamentally alter the accounting treatments. We do not expect a material impact on our financial statements as a result of adopting IAS 17 (revised 1997).

    In March of 1999, the IASC published IAS 39, "Financial Instruments--Recognition and Measurement." The standard becomes effective for the financial statements for the year ending March 31, 2002. IAS 39 establishes standards for recognizing, measuring and disclosing information about an enterprise's financial assets and financial liabilities, including accounting for hedging transactions. We are assessing the impact this standard may have on our financial statements.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to market risks, including interest rate and foreign currency exchange rate risk associated with underlying assets, liabilities and anticipated transactions. Following evaluation of these exposures, we selectively enter into derivative financial instruments to manage the related risk exposures pursuant to our policies in areas such as counter party exposure and hedging practices. These policies have been approved by our senior management and we do not hold or issue derivative financial instruments for trading or speculative purposes.

    The following discussion and analysis, which constitute "forward-looking statements" that involve risk and uncertainties, summarize our market-sensitive financial instruments including their fair value, maturity and contract terms. The discussion addresses market risk only and does not address other risks which we face in the normal course of business, including country risk, credit risk and legal risk.

INTEREST RATE SENSITIVITY

    We generally do not undertake any specific actions to cover our exposure to interest rate risk and at March 31, 2000, we were not party to any interest rate risk management transactions. At March 31, 2000, our assets only included certain short-term fixed or variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates as a result of their short-term nature and variable interest rates, respectively. At March 31, 2000, the fair value of our U.S. dollar-denominated capital lease liabilities was estimated at $181.6 million and the South African rand-denominated other fixed rate long-term debt was estimated at $20.6 million. Assuming an increase of 1.5 percentage points on the weighted average interest rate, the fair value of the capital lease liabilities would be approximately $9.1 million lower than the fair value at March 31, 2000. A similar increase in the interest rate on other long-term debt has no material impact on the fair value.

FOREIGN CURRENCY MANAGEMENT

    Our functional currencies are generally the local currencies of the countries in which we operate. All transactions in currencies other than the given functional currency are recorded at the rate of exchange of the transaction or, if hedged forward, at the rate of exchange under the related forward exchange contract. Any resulting exchange differences are included in current results. The cumulative translation effects of translating the financial statements of operations using functional currencies other than the U.S. dollar to the reporting currency are included in the foreign currency translation adjustment in shareholders' equity and are only included in net earnings upon sale or liquidation of the underlying investments.

    A number of our subsidiaries use foreign currency forward exchange contracts, which typically expire within one year, to hedge a substantial portion of their currency risks arising from payments of foreign currencies related to the purchase of goods and services in currencies other than their functional currency. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions are included in earnings. We and our subsidiaries had foreign exchange forward contracts on hand at March 31, 2000, hedging South African rand and Greek drachma against the U.S. dollar. We do not currently hold or issue derivative financial or interest rate instruments for trading purposes, but intend to continue to use forward exchange contracts to limit our exposure to expected depreciation of some of our functional currencies relative to foreign currencies in which we incur a significant portion of our cost.

    Our forward exchange contracts are primarily to hedge the South African rand and Greek drachma against the U.S. dollar. During the year ended March 31, 2000, the value of the U.S. dollar increased against the South African rand by approximately 5.9% and the Greek drachma by approximately 7.9%. The cost of our foreign currency commitments was approximately $2.0 million more during this period as a result of forward currency contracts entered into, measured as the difference between the spot rate and the contract rate at the contract due date.

    During the year ended March 31, 1999, the value of the U.S. dollar increased against the South African rand by approximately 23.4% and the Greek drachma by approximately 3.0%. The cost of our foreign currency commitments was approximately $4.1 million less during this period as a result of forward currency contracts entered into, measured as the difference between the spot rate and the contract rate at the contract due date.

    At March 31, 2000, our net monetary liability position in U.S. dollars subject to risk of foreign currency exchange rate fluctuations amounted to $119.7 million. The exposure amount primarily reflects U.S. dollar-denominated debt relating to capital lease commitments and program and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result from a hypothetical appreciation of 10% of the U.S. dollar, European currency unit and Netherlands guilder against the South African rand and Greek drachma is estimated to be $11.5 million. Our exposure to other changes in currencies other than the U.S. dollar would not be material.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

    The following table sets forth certain information with respect to our directors, executive officers and other key personnel:

NAME                                       AGE      POSITION
----                                     --------   --------
Theunissen Vosloo......................     62      Chairman of the Board of Directors

Jacobus D.T. Stofberg..................     49      Chief Executive Officer and Director

Jacobus P. Bekker......................     47      Director

A. Andre Coetzee.......................     47      General Counsel and Director

                                                    Chief Executive Officer--Internet Operations and
Johannes H.W. Hawinkels................     48      Director

Stephen G.J. Oldfield(1)...............     45      Chief Executive Officer--Mindport and Director

Stephan J.Z. Pacak.....................     45      Director

William J. Raduchel....................     53      Director

Allan M. Rosenzweig....................     45      Group Director--Corporate Finance and Director

Jan Steenkamp..........................     37      President, Chief Executive Officer-OpenTV

J. James Volkwyn.......................     42      Chief Executive Officer--Television Operations

Stephen F. Ward........................     46      Chief Financial Officer and Director

------------------------

(1) Resigned August 31, 2000

    Messrs. Vosloo, Stofberg, Bekker, Coetzee, Hawinkels, Oldfield, Pacak, Raduchel, Rosenzweig and Ward are referred to herein as the "named directors and officers".

    THEUNISSEN VOSLOO has been our chairman of the board of directors since August 1993. Mr. Vosloo is also currently the non-executive chairman of the board of directors of Naspers and holds a variety of other chairmanships among the Naspers group of companies. In 1984, he assumed the position of managing director at Naspers and then served as the executive chairman from September 1992 until September 1997. Mr. Vosloo is also chairman of the board of directors of MIH Holdings and M-Net Ltd.

    JACOBUS D.T. STOFBERG has been our chief executive officer and a director since September 1998. Mr. Stofberg has been the managing director of MIH Holdings since September 1997 and, as one of the original members of the MIH Holdings management team, has also held a variety of positions within the MIH Holdings group of companies, including that of chief operating officer since 1985. Mr. Stofberg currently serves as chairman of the board of directors of OpenTV, Inc. and Open TV Corp. and as a director of M-Net Ltd., MultiChoice Africa, M-Web Holdings, SSIH and Naspers. Before joining us in September 1998, Mr. Stofberg was a director of NetHold, our previous joint venture, and held a variety of directorships within the NetHold group of companies. In addition, Mr. Stofberg has previously served as a director of NetMed.

    JACOBUS P. BEKKER has been one of our directors since September 1998.
Mr. Bekker and Mr. Stofberg founded MIH Holdings in 1985 and Mr. Bekker has held a variety of positions within the MIH Holdings group of companies since that time. Mr. Bekker was CEO of MIH Holdings until 1997, when he became the managing director of Naspers. He is also currently the chairman of the board of directors of M-Web Holdings, and a director of MIH Holdings, SSIH, M-Net Ltd., MTN, M-Cell and Open TV Corp. Mr. Bekker is also a director of a number of South African print media companies and served as a director of NetHold from September 1995 to April 1997.

    A. ANDRE COETZEE has been the MIH group general counsel and director since June 1999. Before joining the group, Dr. Coetzee was a partner of Mallinicks Attorneys, from 1984 until 1992, in Cape Town,

South Africa, and since then, in London. Dr. Coetzee has been an adviser to the MIH group and associated companies since 1985.

    JOHANNES H.W. HAWINKELS has been the chief executive officer of our Internet operations and one of our directors since January 2000 and September 1998, respectively. Before we reorganized our management structure, Mr. Hawinkels had served as the chief executive officer of MIH Asia B.V. since July 1997.
Mr. Hawinkels has held a variety of positions within the MIH Holdings group of companies since 1993. Mr. Hawinkels also serves as a director of certain of our joint ventures in the Middle East and Egypt. In addition, Mr. Hawinkels was the chief executive officer of MultiChoice Africa from August 1993 to August 1997. Mr. Hawinkels has also previously served as a director of MultiChoice Africa. Mr. Hawinkels was previously a director of a leisure company involved in film distribution and exhibition, fast food franchising, sporting goods retail and wholesale and film production.

    STEPHEN G.J. OLDFIELD has been the chief executive officer of Mindport and has served as a director since September 1997 and September 1998, respectively. Mr. Oldfield has held a variety of positions within the MIH Holdings group of companies since 1986. Mr. Oldfield has been a director of both NetMed and OpenTV since April 1998. Mr. Oldfield was also chief executive officer of NetMed from 1994 to 1997. Mr Oldfield resigned on August 31, 2000.

    STEPHAN J.Z. PACAK joined us as a director in March 1996. Mr. Pacak was the chief financial officer of MIH Holdings from November 1993 to January 1998 and has held a variety of executive positions within the MIH Holdings group of companies. In addition to being a director of MIH Holdings, Mr. Pacak is also a director of Naspers, M-Net Ltd., M-Web Holdings, SSIH and a number of South African print media companies and is the chief executive officer of M-Cell.
Mr. Pacak also previously served as a director of MultiChoice Africa.

    WILLIAM J. RADUCHEL has been a director of MIH Limited since June 1999.
Mr. Raduchel also serves as a director of OpenTV, Inc. and Open TV Corp. Since September 1999, he has been the chief technology officer of America Online Inc. Prior to that, he was the chief strategy officer of Sun Microsystems, Inc. Before accepting that position in 1998, he was responsible for managing information systems and resources for Sun Microsystems and its associated companies. Mr. Raduchel joined Sun Microsystems in 1988 and was appointed as vice president of finance and chief financial officer. Prior to joining Sun Microsystems, Mr. Raduchel served as vice president for document systems in Xerox and also held various executive positions at Data Resources Inc., the Institute of Defense Analysis and Harvard University. Mr Raduchel has been appointed to the Audit Committee on June 12, 2000.

    ALLAN M. ROSENZWEIG has been the group director--corporate finance since February 1996 and a director since October 1997. Mr. Rosenzweig currently serves as a director of M-Web Holdings, Mindport and OpenTV. Before joining us in 1996, Mr. Rosenzweig was the director of corporate finance of NetHold. In addition, Mr. Rosenzweig was previously the managing director of Intertax (Pty) Ltd., an international tax consultancy firm. He also serves on the boards of other publicly traded companies like United Services Technologies Limited and Brait S.A.

    JAN STEENKAMP has served as president and chief executive officer of OpenTV, Inc. since August 1997 and as a director of OpenTV, Inc. since
May 1999. Mr. Steenkamp has served as a director of Open TV Corp. since
October 1999 and as president and chief executive officer of Open TV Corp. since November 1999. From 1985 until he joined us in 1997, Mr. Steenkamp held a variety of management positions within the MIH Holdings group of companies. He was the commercial director of Irdeto Consultants, a Netherlands-based subsidiary of MIH Limited that develops digital conditional access and subscriber management systems. During his time at Irdeto, Mr. Steenkamp managed business and product development as Irdeto grew from 50 to 250 employees. While working at MIH Holdings, Mr. Steenkamp initiated the introduction of pay television in Greece, managed a project team to establish pay television in Italy and was active in the acquisition and development of the European NetHold operations in the Netherlands, Belgium, Finland, Sweden, Denmark and Norway.

    J. JAMES VOLKWYN has been the chief executive officer of our television operations since January 2000. Before we reorganized our management structure, Mr. Volkwyn had served as the chief executive officer of MultiChoice Africa since September 1997. Mr. Volkwyn also currently serves as a director of MultiChoice Africa and MultiChoice Middle East. Mr. Volkwyn was the chief operations officer (excluding South African operations) and finance manager of MultiChoice Africa from January 1996 to September 1997, and finance manager of MultiChoice Africa from January 1993 to December 1995.

    STEPHEN F. WARD joined us on January 1, 2000 as a director and chief financial officer. Before joining us, Mr. Ward was a senior partner with PricewaterhouseCoopers in the Netherlands where during his thirteen years as a partner he was involved in advising multinational, publicly traded companies as well as serving in various management positions. Mr. Ward is a fellow of the Institute of Chartered Accountants in England and Wales and a Dutch Registered Accountant.

    The business address of our directors and officers is our registered office:
Abbot Building, Mount Street, Tortola, Road Town, British Virgin Islands.

DIRECTORS

    Pursuant to our Memorandum and Articles, our board of directors is classified into three classes of directors. The terms of the classes of directors will expire at the annual meetings of stockholders to be held in 2000, 2001 and 2002, respectively. Thereafter, the classes will be elected to staggered three-year terms. The following table lists the class within which each of our directors serves:

NAME                                                           CLASS
----                                                          --------
A. Andre Coetzee............................................    2001

Stephan J.Z. Pacak..........................................    2001

Allan M. Rosenzweig.........................................    2001

Stephen F. Ward.............................................    2001

Theunissen Vosloo...........................................    2002

Jacobus D.T. Stofberg.......................................    2002

Johannes H.W. Hawinkels.....................................    2002

Jacobus P. Bekker...........................................    2003

Stephen G.J. Oldfield(1)....................................    2003

William J. Raduchel.........................................    2003

------------------------

(1) Resigned August 31, 2000

BOARD COMMITTEES

    Our board of directors has a Compensation Committee and an Audit Committee. The Compensation Committee, which comprises Messrs. Bekker and Vosloo, establishes salaries, incentives and other forms of compensation for executive officers and administers incentive compensation and benefit plans provided for employees. The Audit Committee, which comprises Messrs. Bekker, Pacak and Raduchel (appointed June 12, 2000) reviews our audit policies and oversees the engagement of our independent auditors.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

    The aggregate salary and related benefits compensation paid by us and our subsidiaries to the named directors and officers as a group during the fiscal year ending March 31, 2000, was approximately

$2,853,095. The aggregate bonus compensation paid by us and our subsidiaries to the named directors and officers as a group during the fiscal year ending
March 31, 2000 was approximately $219,487.

    The aggregate amount set aside by us and our subsidiaries to provide pension, retirement and similar benefits to the named directors and officers as a group during the fiscal year ending March 31, 2000 was approximately $234,955.

SHARE SCHEME

    Pursuant to the Deed constituting the MIH Limited Share Trust (the "Deed"), dated March 22, 1999, we have established the MIH Limited Share Scheme (the "Share Scheme") and appointed trustees (the "Trustees") to administer the Share Scheme. The Share Scheme is intended to provide an incentive to our employees, by giving them an opportunity to acquire our Class A Ordinary Shares, to remain in our employment and to promote our continued growth. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the Deed, which has been filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

    We may allocate to the MIH Limited Share Trust (the "Trust") a number of Class A Ordinary Shares which represent, in aggregate, no more than 10% of the total number of Ordinary Shares Class A Ordinary Shares which are allotted to the Trust for the purpose of the Share Scheme become "Scheme Shares" and an amount equal to the total consideration payable in respect of the Scheme Shares is advanced by us to the Trust as an interest free loan.

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

    Each offer sets forth the terms on which it may be accepted. The time period for acceptance is usually within 14 days from the date of the offer, and the maximum period which may be allowed for the payment of the purchase price is 5 years and 105 days from the effective date of the offer. Under the Share Scheme, the purchase price is payable in three equal instalments which may not be paid before the third, fourth and fifth anniversaries, respectively, of the date on which the offer was made. The Trustees may, however, in their discretion allow earlier payment dates.

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

    Our directors may amend the provisions of the Share Scheme; however, any amendments which would adversely affect an employee's rights under any offers which have been made or options which have been granted would require the consent of the affected employee.

DIRECTORS' STOCK OPTION PLAN

    On October 4, 1999, we adopted a Directors' Stock Option Plan (the "Plan") to provide incentives to attract and retain highly competent persons to serve as directors on our board. By providing our directors with opportunities to acquire a proprietary interest in MIH Limited by the grant of nonqualified stock options which may result in their ownership of our Class A Ordinary Shares, we hope to induce them to represent shareholders' interests as they oversee our general operations. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

    The aggregate number of Class A Ordinary Shares that may be issued pursuant to the exercise of options granted under the Plan will not exceed 500,000 and will be made available from authorized but unissued Class A Ordinary Shares. The Class A Ordinary Shares subject to the unexercised portion of any stock option granted under the Plan which expires, terminates or is cancelled will become available for issuance upon the exercise of future options granted under the Plan.

    Our board of directors is responsible for administering the Plan; however, any or all of the board's authority under the Plan may be delegated to a committee of one or more directors. The administrator of the Plan is either the board of directors or, if the board has delegated its authority under the Plan, the committee. Each option granted under the Plan is evidenced by an option agreement. Options may only be granted to a participating director who is not also an employee.

    Under the Plan, the administrator may grant to a participating director an initial stock option to purchase the number of Class A Ordinary Shares determined by the administrator. In any calendar year after the calendar year in which a participating director received an initial stock option, a stock option will be granted automatically to this participating director to purchase 5,000 Class A Ordinary Shares.

    The purchase price of the Class A Ordinary Shares under each stock option granted will be equal to the fair market value of the Class A Ordinary Shares on the date of the grant, or the effective date of the option agreement. The fair market value is determined by the closing price of the Class A Ordinary Shares as reported on the Nasdaq National Market, or if the closing price does not properly reflect the fair market value, then a price as may be determined in good faith by the administrator.

    A maximum of 25% of the granted stock options are exercisable after the expiry of one year after the date of the grant, a maximum of 50% are exercisable after the expiry of two years after the date of the grant, a maximum of 75% are exercisable after the expiry of three years after the date of the grant and the balance of the remaining original stock options are exercisable after the expiry of four years after the date of the grant. The administrator may, however, in its discretion permit the earlier exercise of any or all of the stock options, but no option granted under the Plan shall be exercised after ten years from its date of grant.

    Upon exercise of a stock option, the purchase price will be payable in full in cash or its equivalent acceptable to us. In the discretion of the administrator, the purchase price may be paid by the assignment and delivery to us of Class A Ordinary Shares or a combination of cash and shares equal in value to the exercise price. Any shares so assigned and delivered to us in payment or partial payment of the purchase price will be valued at their fair market value on the exercise date.

    The stock option is exercisable during the participating director's lifetime only by the participating director or by his guardian or legal representative and is non-transferable, except that the participating director may transfer all or any part of the stock option by will or by the laws of inheritance.

    Our board of directors may amend the provisions of the Plan; however, any amendments which would adversely affect the participating director's rights under any stock option previously granted under the Plan would require the consent of the affected participating director.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    The Compensation Committee of our board of directors has determined that it will periodically award and grant options to purchase shares of our Class A Ordinary Shares to directors and members of management under the MIH Limited Share Scheme. The exercise price represents the fair value of the shares on the date of the Compensation Committee's determination, which is generally the date the options are awarded. The options expire if they are not exercised within five years and one hundred and five days from the option date. As of March 31, 2000, the following options had been awarded and granted to directors and members of management under the MIH Limited Share Scheme:

    - On April 1, 1999, options which expire on July 15, 2004, to purchase an aggregate of 950,140 Class A Ordinary Shares (after giving effect to stock splits) were awarded and granted at an exercise price of $10.57 per share, which represents the estimated fair value of the shares on September 11, 1998, the date the Compensation Committee determined to award the Shares;

    - On May 6, 1999, options which expire on August 19, 2004 to purchase an aggregate of 771,327 Class A Ordinary Shares were awarded and granted at an exercise price of $18.625 per share;

    - On July 1, 1999, options which expire on October 14, 2004, to purchase an aggregate of 9,590 Class A Ordinary Shares were awarded and granted at an exercise price of $26.50 per share;

    - On August 26, 1999, options which expire on August 26, 2004, to purchase an aggregate of 29,000 Class A Ordinary Shares were awarded and granted at an exercise price of $28.6875 per share;

    - On October 4, 1999, options which expire on October 4, 2004, to purchase an aggregate of 176,190 Class A Ordinary Shares were awarded and granted at an exercise price of $29.375 per share;

    - On January 4, 2000, options which expire on April 19, 2005, to purchase an aggregate of 8,820 Class A Ordinary Shares were awarded and granted at an exercise price of $52.375 per share; and

    - On March 7, 2000, options which expire on June 20, 2005, to purchase an aggregate of 48,810 Class A Ordinary Shares were awarded and granted at an exercise price of $71.50 per share.

    As of August 31, 2000 our directors and members of management had outstanding options to purchase an aggregate of 1,993,877 Class A Ordinary Shares.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

CHANNEL DISTRIBUTION ARRANGEMENTS

    Pursuant to channel distribution agreements between MultiChoice Africa and M-Net Ltd., we have the right to distribute the M-Net channels by analog and digital distribution systems, and to license the reception of the M-Net channels by terrestrial analog and digital satellite distribution systems. M-Net Ltd. provides the M-Net and Movie Magic channels and has the exclusive rights to the South African and Sub-Saharan pay-television broadcast of movies from major movie studios, including Disney, Warner Brothers, Columbia Tristar/Sony, Fox, MCA/Universal, Paramount, MGM and DreamWorks. The M-Net Channel Distribution Agreements expire in 2005 (digital) and 2002 (analog). Pursuant to the M-Net channel distribution agreements, MultiChoice Africa pays M-Net Ltd. fees based on subscriber numbers. During the fiscal year ended March 31, 2000, these amounts totalled approximately $86.9 million and for the fiscal year ended
March 31, 1999, these amounts totalled approximately $74.4 million.

    Through the M-Net channel distribution agreements, we also have the right to distribute the sports channels which are produced by SSIH. SSIH has obtained the exclusive rights to broadcast the South African cricket and rugby leagues along with major international cricket and rugby events, two of the most popular sports in South Africa. Pursuant to the M-Net channel distribution agreements, MultiChoice Africa pays SSIH fees based on subscriber numbers. During the fiscal year ended March 31, 2000, these amounts totalled approximately $74.1 million and during the fiscal year ended March 31, 1999, these amounts totalled approximately $63.3 million.

    The M-Net channel distribution agreements are disclosed because MultiChoice Africa is a subsidiary of MIH Limited. SSIH is a shareholder of MIH Limited.

TRANSMISSION ARRANGEMENTS

    Through certain of our subsidiaries and joint ventures, we have various arrangements with Orbicom pursuant to which our subsidiaries receive certain rights and services, including transponder leasing (C-band and Ku-band capacity), terrestrial and satellite signal distribution, maintenance of transmitter networks and backhaul and uplink services. The Orbicom arrangements expire at various times. Pursuant to the Orbicom arrangements, we pay Orbicom fixed monthly fees for leasing arrangements and variable fees for maintenance services. During the fiscal year ended March 31, 1999, these amounts totalled approximately $28.8 million.

    The M-Net channel distribution agreements and the Orbicom arrangements were negotiated on an arms-length basis and, we believe, on terms no less favorable than we could have received from independent third parties.

    The Orbicom arrangements are disclosed because MIH Holdings (the parent of MIH (BVI) Limited) formerly owned 80% of Orbicom and Johnnic presently owns approximately 30% of M-Cell Limited, which currently owns Orbicom.

SALE OF ORBICOM

    On August 24, 1999, we disposed of our 20% interest and our loan claims in Orbicom to MIH Holdings which in turn, together with its interest of 80%, sold the total investment in Orbicom to M-Cell in exchange for M-Cell shares. We received total consideration in connection with this sale of $20.6 million, which was in the form of 4,423,273 shares in M-Cell with a market value of $7.2 million and $13.4 million note receivable from MIH Holdings. For a more complete description of this transaction, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments"

    The sale of Orbicom is disclosed because Johnnic, one of our principal stockholders, owns approximately 30% of M-Cell.

ACQUISITION OF SHARES IN M-WEB HOLDINGS

    We acquired a 7.8% interest in M-Web Holdings for a cash consideration of $16.5 million in August 1999. On September 30, 1999, we acquired an additional 3.4% interest in M-Web Holdings in exchange for our interest in shares of M-Cell Limited. In February and March 2000, we acquired an additional 5.4% interest in M-Web Holdings, bringing our total interest up to 15.8%. For a more complete description of these transactions, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments".

    The acquisition of shares in M-Web Holdings is disclosed because MIH Investments presently owns more than 50% of the issued shares in MIH Holdings and more than 45% of the issued shares in M-Web Holdings.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

    Not applicable

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

    None

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

    Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

    Reference is made to Item 19(a) for a list of all financial statements filed as part of this Annual Report

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

    (a) See Index to Financial Statements

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       MIH LIMITED

                                                       BY:  /s/ JACOBUS D. T. STOFBERG
                                                            -----------------------------------------
                                                            NAME: Jacobus D. T. Stofberg
                                                            TITLE: Chief Executive Officer

                                                       BY:  /s/ STEPHEN F. WARD
                                                            -----------------------------------------
                                                            NAME: Stephen F. Ward
                                                            TITLE: Chief Financial Officer

Date: September 29, 2000

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
MIH LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants...........................     F-2

Consolidated Statements of Operations for the years ended
  March 31, 2000, 1999 and 1998.............................     F-3

Consolidated Balance Sheets as of March 31, 2000 and 1999...     F-4

Consolidated Statements of Cash Flow for the years ended
  March 31, 2000, 1999 and 1998.............................     F-5

Consolidated Statements of Changes in Shareholders' Equity
  for the years ended March 31, 2000, 1999 and 1998.........     F-6

Notes to the Consolidated Financial Statements..............     F-7

UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND
  SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants...........................    F-54

Consolidated Balance Sheets as of December 31, 1999 and
  1998......................................................    F-55

Consolidated Statements of Operations for the years ended
  December 31, 1999, 1998 and 1997..........................    F-56

Consolidated Statements of Cash Flow for the years ended
  December 31, 1999, 1998 and 1997..........................    F-57

Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1999, 1998 and 1997......    F-58

Notes to the Consolidated Financial Statements..............    F-59

                     REPORT OF THE INDEPENDENT ACCOUNTANTS

TO THE DIRECTORS AND SHAREHOLDERS OF MIH LIMITED

    We have audited the accompanying consolidated balance sheets of MIH Limited and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, cash flow and changes in shareholders' equity for each of the three years in the period ended March 31, 2000. These consolidated financial statements are the responsibility of MIH Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIH Limited and subsidiaries as of March 31, 2000 and 1999, and the consolidated results of their operations, cash flow and changes in shareholders' equity for each of the three years in the period ended March 31, 2000, in conformity with International Accounting Standards.

    International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results for each of the three years in the period ended March 31, 2000 and shareholders' equity as of March 2000 and 1999 to the extent summarized in
Note 34 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS INC.
CHARTERED ACCOUNTANTS (SA)
REGISTERED ACCOUNTANTS AND AUDITORS
Johannesburg
Republic of South Africa
June 28, 2000

                                  MIH LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998

                                                    NOTES          2000            1999            1998
                                                  ----------   -------------   -------------   -------------
                                                   (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AND SHARE
                                                                           AMOUNTS)
NET REVENUES....................................      18        $   723,409     $   607,855     $   500,538
OPERATING EXPENSES:
  Cost of providing services....................                   (435,594)       (390,492)       (308,809)
  Selling, general and administrative...........                   (283,973)       (203,751)       (175,201)
  Depreciation and amortization.................                    (74,010)        (51,390)        (58,010)
                                                                -----------     -----------     -----------
TOTAL OPERATING EXPENSES........................                   (793,577)       (645,633)       (542,020)
                                                                -----------     -----------     -----------
OPERATING LOSS..................................                    (70,168)        (37,778)        (41,482)
Financial results, net..........................      20            (15,856)         (9,078)         (5,488)
Equity results in joint ventures................                    (39,458)        (41,219)         (5,091)
Equity results in associates....................                     (2,163)         (2,053)         (2,783)
Profit on sale of associate.....................                     15,199              --              --
Profit on sale / dilution of subsidiaries and
  joint venture, net............................                     98,972          31,093              --
                                                                -----------     -----------     -----------
LOSS BEFORE TAXATION............................                    (13,474)        (59,035)        (54,844)
Income taxation.................................      21               (634)           (309)         (7,570)
                                                                -----------     -----------     -----------
LOSS AFTER TAXATION.............................                    (14,108)        (59,344)        (62,414)
Minority interest...............................                      4,962             371           3,793
                                                      --        -----------     -----------     -----------
LOSS FROM CONTINUING OPERATIONS.................                     (9,146)        (58,973)        (58,621)
Loss from discontinuing operations..............      22             (3,813)         (9,866)         (5,181)
Loss arising on discontinuing operations........      22             (4,065)             --              --
                                                                -----------     -----------     -----------
  NET LOSS......................................                $   (17,024)    $   (68,839)    $   (63,802)
                                                                ===========     ===========     ===========
PER SHARE AMOUNTS:
  Basic and diluted loss from continuing
    operations..................................                $     (0.18)    $     (1.54)    $     (1.53)
  Basic and diluted net loss....................                $     (0.34)    $     (1.80)    $     (1.67)
SHARES USED TO COMPUTE LOSS PER SHARE...........                 50,790,662      38,235,000      38,235,000

  The accompanying notes are an integral part of these consolidated financial statements

                                  MIH LIMITED

                          CONSOLIDATED BALANCE SHEETS

                            MARCH 31, 2000 AND 1999

                                                               NOTES        2000        1999
                                                              --------   ----------   ---------
                                                                (IN THOUSANDS OF US DOLLARS)
                           ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................             $  284,593   $  56,099
  Accounts receivable, net..................................      4          59,642      50,557
  Other receivables.........................................      5          39,928      28,229
  Program and film rights...................................     11          30,177      38,935
  Amounts owing by related parties..........................     26              85      14,221
  Inventories, net..........................................      6          17,222      21,368
                                                                         ----------   ---------
    Total current assets....................................                431,647     209,409
                                                                         ----------   ---------
NON-CURRENT ASSETS
  Tangible fixed assets, net................................      8         213,853     237,104
  Intangible assets, net....................................      9         206,884     207,201
  Long-term investments.....................................     10          97,100      70,114
  Program and film rights...................................     11         127,416      52,399
                                                                         ----------   ---------
    Total non-current assets................................                645,253     566,818
                                                                         ----------   ---------
    TOTAL ASSETS............................................             $1,076,900   $ 776,227
                                                                         ==========   =========
                        LIABILITIES
CURRENT LIABILITIES
  Bank overdrafts and short-term loans......................             $   47,638   $  64,117
  Current portion of long-term debt.........................     14          16,010      15,512
  Current portion of program and film rights................     14          31,761      37,857
  Accounts payable..........................................                 59,979      43,164
  Accrued expenses and other current liabilities............     12         129,661     161,472
  Amounts owing to related parties..........................     26          20,448      16,298
  Provisions................................................     13          19,637      11,933
                                                                         ----------   ---------
    Total current liabilities...............................                325,134     350,353
                                                                         ----------   ---------
NON-CURRENT LIABILITIES
  Transponder and set-top box leases........................     14         165,541     182,098
  Long-term debt -- other...................................     14          20,575      22,672
  Program and film rights...................................     14         118,644      43,777
  Deferred taxation.........................................     15             209         120
                                                                         ----------   ---------
    Total non-current liabilities...........................                304,969     248,667
                                                                         ----------   ---------
    TOTAL LIABILITIES.......................................                630,103     599,020
                                                                         ----------   ---------
Minority interest...........................................     16          82,115         524
Commitments and contingencies...............................     28              --          --
                    SHAREHOLDERS' EQUITY
Share capital
  Class A Ordinary Shares no par value:
    AUTHORIZED: 2000 and 1999: 103,468,878
    ISSUED: 2000: 22,464,456 and 1999: 7,447,681............     17         331,550     113,986
  Class B Ordinary Shares no par value:
    AUTHORIZED: 2000 and 1999: 55,920,509
    ISSUED: 2000 and 1999: 30,787,319.......................     17         475,566     475,566
Accumulated loss............................................               (399,410)   (382,386)
Foreign currency translation adjustment.....................                (43,024)    (30,483)
                                                                         ----------   ---------
    TOTAL SHAREHOLDERS' EQUITY..............................                364,682     176,683
                                                                         ----------   ---------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............             $1,076,900   $ 776,227
                                                                         ==========   =========

  The accompanying notes are an integral part of these consolidated financial statements

                                  MIH LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOW

               FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998

                                                          NOTES       2000        1999       1998
                                                         --------   ---------   --------   --------
                                                                     (IN THOUSANDS OF US DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before taxation...................................             $ (13,474)  $(59,035)  $(54,844)
Adjustments to reconcile loss before taxation to cash
  generated from / (used in) operations
  Non-cash and other...................................     23         51,045    104,513    105,624
  Working capital......................................     24         (3,523)   (49,031)   (43,233)
                                                                    ---------   --------   --------
Cash generated from / (used in) operations.............                34,048     (3,553)     7,547
Taxation (paid) / refunded.............................                (1,630)    (5,755)     2,849
Used in discontinuing operations.......................                (7,878)    (9,866)    (5,181)
                                                                    ---------   --------   --------
      NET CASH FROM / (USED IN) OPERATING ACTIVITIES...                24,540    (19,174)     5,215
                                                                    ---------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired......     25        (22,248)   (13,245)   (33,911)
Investment in OpenTV Inc...............................                    --     (9,513)    (9,100)
Investment in M-Web Holdings Limited...................               (34,228)        --         --
Investment in United Broadcasting Corporation Public
  Company Limited......................................                (8,720)   (66,701)   (45,797)
Investment in SOE International SA.....................               (16,646)        --         --
Investment in Wisdom Online (BVI) Limited..............                (1,468)        --         --
Net (increase) / decrease in marketable securities.....               (26,035)    (4,704)     1,052
Purchase of tangible fixed assets......................               (25,494)   (11,352)   (31,664)
Proceeds on disposal of joint venture..................                 2,812         --         --
Proceeds on disposal of investments....................                    --         --    283,082
Proceeds on sale of tangible fixed assets..............                 2,641      7,389      5,276
Interest received......................................                13,725     10,328      7,898
Dividends received.....................................                 1,939      2,573      1,539
                                                                    ---------   --------   --------
      NET CASH (USED IN) / FROM INVESTING ACTIVITIES...              (113,722)   (85,225)   178,375
                                                                    ---------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Finance costs..........................................               (14,425)   (21,979)   (19,210)
Proceeds from issue of share capital...................               171,102         --         --
Proceeds on transfer of M-Net/SuperSport shares........                    --     22,243         --
Funds raised from outside shareholders.................               204,449         --      3,793
Payment of long-term borrowings........................                    --    (29,070)   (20,556)
Capital leases repaid..................................               (28,556)   (10,995)    (4,550)
Bank overdrafts and short term loans (repaid) /
  raised...............................................                (8,467)    47,581      7,479
Dividends paid.........................................                    --         --    (51,817)
                                                                    ---------   --------   --------
      NET CASH FROM / (USED IN) FINANCING ACTIVITIES...               324,103      7,780    (84,861)
                                                                    ---------   --------   --------
NET INCREASE / (DECREASE) IN CASH AND CASH
  EQUIVALENTS..........................................               234,921    (96,619)    98,729
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.........                56,099    153,412     60,773
TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS...                (6,427)      (694)    (6,090)
                                                                    ---------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...............             $ 284,593   $ 56,099   $153,412
                                                                    =========   ========   ========

    The principal non-cash transactions are the conversion of the $46.2 million note payable to Thomson Consumer Electronics Inc. into 2,581,775 Class A Ordinary Shares and the acquisition of property, plant and equipment using capital leases.

  The accompanying notes are an integral part of these consolidated financial statements

                                  MIH LIMITED

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998

                                                                                FOREIGN
                                            SHARE CAPITAL                      CURRENCY
                                        ---------------------   ACCUMULATED   TRANSLATION
                                         CLASS A     CLASS B       LOSS       ADJUSTMENTS    TOTAL
                                        ----------   --------   -----------   -----------   --------
                                                        (IN THOUSANDS OF US DOLLARS)
At March 31, 1997.....................   $113,986    $471,198    $(197,928)     $ 10,029    $397,285

Capital contribution..................         --       4,368           --            --       4,368

Net loss..............................         --          --      (63,802)           --     (63,802)

Dividend paid.........................         --          --      (51,817)           --     (51,817)

Translation adjustment................         --          --           --       (32,461)    (32,461)
                                         --------    --------    ---------      --------    --------

At March 31, 1998.....................    113,986     475,566     (313,547)      (22,432)    253,573

Net loss..............................         --          --      (68,839)           --     (68,839)

Translation adjustment................         --          --           --        (8,051)     (8,051)
                                         --------    --------    ---------      --------    --------

At March 31, 1999.....................    113,986     475,566     (382,386)      (30,483)    176,683

Issue of share capital (see note
  17).................................    266,835          --           --            --     266,835

Share issue expenses..................    (16,728)         --           --            --     (16,728)

Share incentive scheme................    (32,543)         --           --            --     (32,543)

Net loss..............................         --          --      (17,024)           --     (17,024)

Translation adjustment................         --          --           --       (12,541)    (12,541)
                                         --------    --------    ---------      --------    --------

At March 31, 2000.....................   $331,550    $475,566    $(399,410)     $(43,024)   $364,682
                                         ========    ========    =========      ========    ========

  The accompanying notes are an integral part of these consolidated financial statements

                                  MIH LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

    MIH Limited (MIHL) was incorporated on July 26, 1991 under the laws of the British Virgin Islands. The principal activities of MIHL and its operating subsidiaries (collectively, the Company) are the provision of television platform, Internet and interactive technology services. These activities are conducted through subsidiaries, joint ventures and associates primarily in Africa, Greece, Cyprus, the Middle East, the Netherlands, Thailand, the United States of America and China.

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

    The financial statements have been translated from functional currencies to the reporting currency by translating assets and liabilities, both monetary and non-monetary and including goodwill and other intangible assets that arise as a result of equity investments in entities, at the closing rate at each balance sheet date. Income and expense items are translated at exchange rates at the dates of the transactions or at average rates. All resulting exchange differences are included in equity.

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

    (A) BASIS OF CONSOLIDATION

    The consolidated financial statements include the financial statements of MIHL and all majority-owned (directly and indirectly) and controlled subsidiaries. A company in which MIHL holds directly or indirectly more than 50% of the ordinary share capital and / or voting rights is classified as a subsidiary. Newly-acquired companies are consolidated from the effective date of acquisition. Similarly, the results of a subsidiary divested during an accounting period are included in the Company accounts only to the date of disposal.

    All inter-company transactions are eliminated as part of the consolidation process and the interests of the minority shareholders in the consolidated equity and in the consolidated results of the Company are shown separately in the Consolidated Balance Sheets and Consolidated Statements of Operations. Where the losses applicable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses applicable to them, are recognized by the Company except to the extent that the minority shareholder's have a binding obligation and are able to make good the losses. If the subsidiary subsequently reports profits, the Company recognizes all such profits until the minority shareholders' share of losses previously absorbed by the Company has been recovered.

    Acquisitions of companies are accounted for using the purchase method. The excess of the purchase price over the fair value of assets acquired less the liabilities assumed of the acquired company, is allocated

                                  MIH LIMITED

2. PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED) to identifiable tangible and intangible assets and goodwill and amortized over the period that the Company expects to derive benefits from these assets.

    Companies in which the Company has joint control are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statements of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the joint venture investments in the Consolidated Balance Sheets.

    Associated companies, over which the Company has significant influence, are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statements of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the associated company investments in the Consolidated Balance Sheets.

    Other investments are stated at cost. When necessary a provision is made on the basis of an evaluation of each individual investment for any diminution in value that is considered to be of a permanent nature.

    (B) FOREIGN CURRENCIES

    Individual companies' transactions in currencies other than their functional currency are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward exchange contract. Assets and liabilities in currencies other than their functional currency are translated at year-end rates. Any resulting exchange differences are reflected in the Statements of Operations.

    On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated at year-end rates. Income and expense items are translated using the annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

    Adjustments from translation have been recorded in shareholders' equity and are reflected in the Consolidated Statements of Operations only upon sale or liquidation of the underlying investments.

    (C) CASH AND CASH EQUIVALENTS

    Cash and cash equivalents represent cash and short-term liquid investments with original maturities of three months or less.

    (D) TRADE ACCOUNTS RECEIVABLE

    Trade accounts receivable are stated at estimated realizable values after deduction of an allowance for doubtful accounts that is considered by management to be sufficient to meet probable future losses related to uncollectable amounts.

    (E) INVENTORIES

    Inventories, consisting primarily of set-top boxes and associated components, are stated at the lower of cost or net realizable value. Cost is generally determined on the first-in first-out basis. When necessary, provision is made for obsolete, slow-moving and/or defective inventories.

                                  MIH LIMITED

2.  PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED)
    (F) TANGIBLE FIXED ASSETS

    Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, based on the following useful lives:

                                                                  YEARS
                                                              -------------
Buildings...................................................             30
Machinery, furniture and equipment..........................           4-10
Transponders and transmitters...............................          10-12
Set-top boxes...............................................              2

    Land is not depreciated. Improvements to leasehold properties are amortized over the period of their respective leases.

    Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to the Statements of Operations.

    (G) INTANGIBLE ASSETS

    Intangible assets are stated at historical cost less accumulated amortization. Amortization of intangible assets and intellectual property rights is charged on a straight-line basis over the period of expected benefit, which is five years. Goodwill is amortized on a straight-line basis over five years.

    (H) LEASES

    Assets held under capital lease agreements are treated as tangible fixed assets and the present values of the related lease payments are recorded as liabilities. Costs for operating leases are charged to the Statements of Operations in the years in which they are incurred.

    (I) IMPAIRMENT OF ASSETS

    The Company periodically evaluates the carrying value of assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of an asset is considered impaired when the anticipated discounted cash flows from such an asset are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset. Fair market value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. Assets to be disposed of are recorded at fair market value, reduced by the estimated costs to dispose of the asset.

    (J) PROGRAM AND FILM RIGHTS

    Film rights are stated at acquisition cost less accumulated amortization. Sports rights are written off upon the showing of the event, and general entertainment and films are amortized on a straight-line basis

                                  MIH LIMITED

2. PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED) over the period of the license or based on showings where the number of showings is limited. Amortization of program and film rights is included in the cost of providing services.

    (K) TAXATION

    Provision is made for all taxes payable in respect of taxable profits earned in the year. The Company also provides at current rates for taxation on all timing differences between income for financial reporting and fiscal purposes under the liability method. No deferred taxation is provided for in respect of timing differences that are anticipated to reverse within the carry-forward period of taxation losses.

    (L) PROVISIONS

    Provisions are recognized when the company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

    (M) MINORITY INTEREST

    The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of the subsidiaries.

    (N) REVENUE RECOGNITION

    The Company generates revenue from subscription fees, set-top box sales and rentals, software sales, technology licensing, advertising and the performance of maintenance, consulting, e-commerce and other services, net of sales taxes and discounts. Subscription fees are earned over the period of providing services. Set-top box sales, technology licensing and other services are recorded upon delivery of products and customer acceptance, if any, or performance of services. Advertising revenue is recognized upon showing over the period of the advertising contract.

    For contracts with multiple obligations (e.g. maintenance and other services), revenue from product licenses is recognized when delivery has occurred, collection of the receivables is probable, the fee is fixed or determinable and objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. The Company recognizes revenue allocated to maintenance and support fees, for ongoing customer support and product updates ratably over the period of the relevant contract. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, the Company recognizes revenue as the related services are performed. Maintenance and consulting services revenue is included in services and other revenue.

    For product licenses sold with integration services, the Company recognizes revenue based on the completed contract method. Revenue from software development contracts of less than six months duration is recognized based on the completed contract method and for longer term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenue from integration services and software development contracts is included in services and other revenue.

                                  MIH LIMITED

2.  PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED)
    (O) PENSIONS AND OTHER POST-RETIREMENT BENEFITS

    The Company has various post-retirement and pension plans in accordance with local conditions and practices in the countries in which it operates. The plans are predominately defined contribution plans. Current contributions to the pension funds operated for employees are charged to the Statements of Operations as incurred.

    (P) RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed in the financial period during which they are incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers.

    (Q) DISCONTINUING OPERATIONS

    A discontinuing operation results from the sale or abandonment of an operation that represents a separate, major line of business of an enterprise and of which the assets, net profits or losses and activities can be distinguished physically, operationally and for functional reporting purposes. The results of discontinuing operations, net of taxation, are separately disclosed.

    (R) DIVIDENDS

    Dividends proposed are payable when declared by the board of directors. Dividends declared by MIHL are payable in United States dollars. Dividends declared and received by MIHL from its subsidiaries are denominated in their respective functional currencies.

    (S) FINANCIAL INSTRUMENTS

    The Company enters into foreign currency exchange contracts in order to reduce the impact of certain foreign currency exchange rate fluctuations. Firmly committed transactions and the related receivable and payable may be hedged with forward exchange contracts. Any gains/losses are included in accrued liabilities and are recognized in results when the transaction being hedged is recognized.

    (T) LOSS/PROFIT PER SHARE

    Net loss/profit per share and loss/profit per share from continuing operations is based on net loss/ profit and the loss/profit from continuing operations divided by the weighted average number of shares outstanding during each period.

    (U) SEGMENT REPORTING

    The primary segmental reporting has been prepared based on the Company's method of internal reporting, which disaggregates its business by service or product and includes all business over which the Company exercises control. The secondary segmental reporting has been prepared on a geographical basis.

    (V) EQUITY COMPENSATION

    The intrinsic value, defined as the market value of the share at grant date less the exercise price, is not recognized as a compensation expense over the vesting period of the related options or stock purchases.

                                  MIH LIMITED

2.  PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED)

    (W) COMPARATIVES

    Where necessary, comparatives have been adjusted to conform to changes in presentation in the current year. IAS 22 "Business combinations," IAS 36 "Impairment of assets," IAS 37 "Provisions, contingent liabilities and contingent assets," IAS 38 "Intangible assets" and IAS 16 "Property, plant and equipment" have been implemented by the Company in advance of their effective dates. There are no changes in accounting policy that affect operating profit resulting from the adoption of the above standards, as the Company was already following the recognition and measurement principles in those standards.

3.  SIGNIFICANT ACQUISITIONS AND DIVESTITURES

    Until March 31, 1997 the Company's main activity was its 50% share in NetHold, a joint venture. At March 31, 1997, the Company sold its interest in NetHold to Canal Plus in exchange for a 5% share in Canal Plus and all of NetHold's television platform businesses in Africa, Greece, Cyprus and the Middle East. Subsequent to the transaction the Company acquired Irdeto for an aggregate cash consideration of $28.7 million. The Company recognized a gain of $540 million on the sale of its interest in NetHold and as a result of the transaction the Company recorded intangible assets of $193 million, which has been allocated to subscriber base ($55 million) and goodwill ($138 million).

    In January 1998 the Company also acquired a 44.5% interest in OpenTV Inc. for $15.5 million and subsequently increased its interest to 80.1% for a consideration of 37.0 million. The excess purchase price over the net liabilities acquired of approximately $36.7 million was allocated to goodwill and is being amortized over five years.

    In April 1999 the Company invested an additional $4.8 million cash in OpenTV Inc. As cash was injected pro rata to the shareholders' respective shareholdings, it had no effect on the company's proportionate interest in OpenTV Inc. OpenTV Corp. (OpenTV), an international company registered in the British Virgin Islands, was formed as a holding company to own shares in OpenTV, Inc. Pursuant to a reorganisation that occurred in October 1999, the Company exchanged its shares of common stock in OpenTV, Inc. for ordinary shares in OpenTV. In November 1999, OpenTV completed an Initial Public Offering (IPO) of its ordinary shares on both the Nasdaq National Market (Nasdaq) and the Amsterdam Stock Exchange (AEX). As part of the IPO, convertible preference shares issued by OpenTV in a private placement in October 1999 were converted into ordinary shares. OpenTV entered into a strategic agreement with General Instrument Corp. (GIC) and agreed to issue warrants to GIC to purchase up to 700,000 ordinary shares in OpenTV. These warrants will vest if and when GIC satisfies certain performance goals. To date, 25% of these warrants have vested. After OpenTV's IPO and conversion of preference shares, the Company remains the largest shareholder with 30,6 million of OpenTV's outstanding shares. The dilution of the Company's interest gave rise to a dilution gain of $98.6 million, which is included in the statement of operations.

    During the 1998 and 1999 financial years, the Company increased its holding in United Broadcasting Corporation Public Company Limited (UBC), a company listed on the Stock Exchange of Thailand, to 31.1%. The excess of the consideration of the Company's share of the fair value of the net assets acquired, amounting to $59.5 million, was allocated to goodwill.

                                  MIH LIMITED

3.  SIGNIFICANT ACQUISITIONS AND DIVESTITURES (CONTINUED)
    During November 1998, the Company acquired a 100% interest in TV/Com International Inc. for $14.5 million, paid in cash. The excess of the consideration over the fair value of the net assets amounting to $12.3 million, was allocated to intellectual property rights. The intellectual property rights were reduced by $5.4 million as a result of accounting for pre-acquisition contingencies that crystallized as assets during the current fiscal year.

    In July 1999, the Company acquired a 40% interest in SOE International SA
(SOE), which owns 78.4% of PAE AEK and 100% of Basic Hellas SA, for
$6.6 million. The excess of the purchase price over the net liabilities acquired was allocated to goodwill and amounted to $18.1 million. The Company also has an obligation under a shareholders' agreement to fund SOE up to an amount of $18 million. On March 31, 2000 the Company advanced a loan of approximately $10.3 million in partial satisfaction of this obligation. This acquisition has been accounted for under the equity method.

    In August 1999 the Company disposed of its 20% interest in, and loans to, Orbicom (Proprietary) Limited (Orbicom) to MIH Holdings Limited (MIHH), which, in turn, together with its interest of 80%, sold the total investment in Orbicom to M-Cell Limited (M-Cell) in exchange for 23,952,096 M-Cell shares with a market value of $39 million. Of this total consideration, $20.6 million was allocated to the Company in the form of 4,432,273 shares in M-Cell with a market value of $7.2 million and a $13.4 million note receivable from MIHH. The consideration received by the Company, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of the associate of $15 million, as the carrying value of the Orbicom investment was recorded at no value in the accounting records of the Company.

    The Company acquired a 7.0% interest in M-Web Holdings Limited (M-Web) for a cash consideration of $16.5 million, following the delinking of their shares on August 2, 1999. On September 30, 1999 the Company acquired an additional interest by exchanging its 4,432,273 shares in M-Cell for 13,930,000 shares, representing a 3.4% interest in M-Web. In February and March 2000, the Company acquired an additional 5.4% interest in M-Web, bringing its total interest up to 15.8%. The excess of the Company's equity investment over the fair value of the net assets acquired, amounting to $28.8 million, was allocated to goodwill, and is amortized over its estimated useful life of five years. The Company has entered into a joint voting pool agreement with its parent company, renewable on an annual basis, to manage the operations of M-Web. The investment in M-Web is a joint venture because of the joint control that the Company exercises in the financial and operating policies of M-Web and is therefore accounted for using the equity method.

    In February 2000 the Company indirectly acquired a 100% interest in the ordinary shares of MKSC World Dot Com Company Limited (MKSC) for a cash consideration of $25 million. MKSC has a 75% interest in Internet Knowledge Service Centre Company Limited (IKSC). IKSC has a 53.5% interest in KSC Commercial Internet Company Limited (KSC), a joint venture with the Communications Authority of Thailand. The excess of the purchase consideration over the fair value of the net assets acquired of $23 million has been allocated to goodwill.

4.  ACCOUNTS RECEIVABLE

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
Trade accounts receivable...................................    $ 71,500      $ 70,937
Less: provision for doubtful accounts.......................     (11,858)      (20,380)

                                  MIH LIMITED

4.  ACCOUNTS RECEIVABLE (CONTINUED)

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
                                                                --------      --------
                                                                $ 59,642      $ 50,557
                                                                ========      ========

    Included in accounts receivable are $35.0 million and $27.5 million at March 31, 2000 and March 31, 1999, respectively, pre-billed to customers that have been recorded as deferred income (Note 12).

5.  OTHER RECEIVABLES


Prepayments and accrued income..............................  $ 13,911    $  8,490
Other receivables...........................................    26,017      19,739
                                                              --------    --------
                                                              $ 39,928    $ 28,229
                                                              ========    ========

6.  INVENTORIES

Set-top boxes and associated components.....................  $ 27,749    $ 31,828
Less: provision for slow-moving and obsolete inventories....   (10,527)    (10,460)
                                                              --------    --------
                                                              $ 17,222    $ 21,368
                                                              ========    ========

7.  VALUATION AND QUALIFYING ACCOUNTS

                                        AT                       ARISING ON                    CREDITED/        AT
                                     MARCH 31,    TRANSLATION    ACQUISITION                   (CHARGED)     MARCH 31,
                                       1999       ADJUSTMENT    OF SUBSIDIARY   DEDUCTIONS    TO EXPENSES      2000
                                    -----------   -----------   -------------   -----------   -----------   -----------
                                    (THOUSANDS)   (THOUSANDS)    (THOUSANDS)    (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
2000
Provision for:
Doubtful accounts -- Note 4.......   $ (20,380)     $ 2,206        $     --       $    --       $ 6,316       $(11,858)
Slow-moving and obsolete
inventories -- Note 6.............     (10,460)       1,132              --            --        (1,199)       (10,527)
Post-retirement benefits..........      (2,667)         122              --            --           405         (2,140)
Digital set-top boxes upgrade.....          --           --              --            --        (1,786)        (1,786)
Write-down of carrying values of
  assets in certain African
  countries.......................      (3,307)         174              --            --            76         (3,057)
Losses in joint venture...........          --           --          (3,551)           --        (3,118)        (6,669)
Redundancy........................          --           --              --            --          (234)          (234)
Warranties........................      (5,460)          --              --            --           330         (5,130)
Intellectual property
  infringement....................        (499)          --              --            --          (122)          (621)
                                     ---------      -------        --------       -------       -------       --------
                                     $ (42,773)     $ 3,634        $ (3,551)      $    --       $   668       $(42,022)
                                     =========      =======        ========       =======       =======       ========

                                  MIH LIMITED

7.  VALUATION AND QUALIFYING ACCOUNTS (CONTINUED)

                                        AT                       ARISING ON                    CREDITED/        AT
                                     MARCH 31,    TRANSLATION    ACQUISITION                   (CHARGED)     MARCH 31,
                                       1998       ADJUSTMENT    OF SUBSIDIARY   DEDUCTIONS    TO EXPENSES      1999
                                    -----------   -----------   -------------   -----------   -----------   -----------
                                    (THOUSANDS)   (THOUSANDS)    (THOUSANDS)    (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
1999
Provision for:
Doubtful accounts -- Note 4.......   $ (10,149)     $   904        $ (1,323)      $    --       $(9,812)      $(20,380)
Slow-moving and obsolete
  inventories -- Note 6...........     (10,406)        (139)             --            --            85        (10,460)
Program and film rights...........      (1,872)         (25)             --            --         1,897             --
Set-top box technology............     (22,734)         524              --            --        22,210             --
Post-retirement benefits..........      (3,766)         700              --            --           399         (2,667)
Programming costs.................      (9,093)        (210)             --            --         9,303             --
Write-down of carrying values of
  assets in certain African
  countries.......................      (4,341)         807              --            --           227         (3,307)
Development costs/losses in joint
  venture.........................     (10,629)        (108)             --        10,737            --             --
Warranties........................      (4,960)         (65)             --            --          (435)        (5,460)
Intellectual property
  infringement....................      (1,496)         (20)             --            --         1,017           (499)
                                     ---------      -------        --------       -------       -------       --------
                                     $ (79,446)     $ 2,368        $ (1,323)      $10,737       $24,891       $(42,773)
                                     =========      =======        ========       =======       =======       ========

                                        AT                       ARISING ON                    CREDITED/        AT
                                     MARCH 31,    TRANSLATION    ACQUISITION                   (CHARGED)     MARCH 31,
                                       1997       ADJUSTMENT    OF SUBSIDIARY   DEDUCTIONS    TO EXPENSES      1998
                                    -----------   -----------   -------------   -----------   -----------   -----------
                                    (THOUSANDS)   (THOUSANDS)    (THOUSANDS)    (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
1998
Provision for:
Doubtful accounts.................   $  (7,067)     $   708        $ (6,251)      $    --       $ 2,461       $(10,149)
Slow-moving and obsolete
  inventories.....................      (6,466)         648          (4,135)           --          (453)       (10,406)
Program and film rights...........        (476)          48              --            --        (1,444)        (1,872)
Set-top box technology............     (29,358)       2,942              --         3,682            --        (22,734)
Post-retirement benefits..........      (4,678)         469              --            --           443         (3,766)
Subscriber guarantees.............     (42,203)       4,229              --        37,974            --             --
Programming costs.................      (9,125)         914              --            --          (882)        (9,093)
Write-down of carrying values of
  assets in certain African
  countries.......................      (7,963)         798              --            --         2,824         (4,341)
Development costs/losses in joint
  venture.........................          --           --          (3,398)           --        (7,231)       (10,629)
Warranties........................      (3,857)         349              --            --        (1,452)        (4,960)
Intellectual property
  infringement....................          --           --              --            --        (1,496)        (1,496)
                                     ---------      -------        --------       -------       -------       --------
                                     $(111,193)     $11,105        $(13,784)      $41,656       $(7,230)      $(79,446)
                                     =========      =======        ========       =======       =======       ========

                                  MIH LIMITED

7.  VALUATION AND QUALIFYING ACCOUNTS (CONTINUED)
    MultiChoice Africa (Proprietary) Limited (MCA) provides post-retirement benefits by way of medical aid contributions. During the year ended March 31, 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits plan in exchange for an increase in MCA's annual contributions to the retirement benefit fund. The provision is gradually released to operating results to match the additional contributions to the retirement benefit plans.

    The digital set-top box upgrade provision has been raised in connection with set-top boxes for interactive television services.

    The provision for the write-down of the carrying value of assets in certain African countries relates to management's estimates regarding the recoverability of such assets, given the current economic and political environment in certain African countries.

    The losses in joint venture relates to the purchase of a 40% interest in SOE. Since the Company has an obligation to fund the losses of SOE, a provision was created to reflect the Company's funding obligations.

    The redundancy provision relates to benefits payable to employees following the curtailment of development activities in the Mindport Media Commerce Technologies division, for which a detailed plan was approved and announced in September 1999.

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

                                  MIH LIMITED

8.  TANGIBLE FIXED ASSETS (IN THOUSANDS)

                                   LAND, BUILDINGS           MACHINERY,
                                    AND LEASEHOLD             FURNITURE             TRANSPONDERS
                                    IMPROVEMENTS            AND EQUIPMENT         AND TRANSMITTERS          SET-TOP BOXES
                                ---------------------   ---------------------   ---------------------   ---------------------
                                PURCHASED     LEASED    PURCHASED     LEASED    PURCHASED     LEASED    PURCHASED     LEASED
                                ----------   --------   ----------   --------   ----------   --------   ----------   --------
COST

At April 1, 1999..............   $ 4,749      $8,410     $ 58,231    $ 2,800     $14,805     $182,602    $ 3,633     $ 19,438
Translation adjustment........      (592)       (455)      (2,928)      (151)     (2,124)     (13,550)      (201)      (3,108)
Reclassifications.............        30          --          160       (153)         (2)          --        (35)          --
Additions.....................     2,829           1       21,723         --         890           --         52        6,149
Disposals.....................    (1,772)         --       (2,870)        --        (534)          --         (5)          --
                                 -------      ------     --------    -------     -------     --------    -------     --------
At March 31, 2000.............     5,244       7,956       74,316      2,496      13,035      169,052      3,444       22,479
                                 -------      ------     --------    -------     -------     --------    -------     --------
ACCUMULATED DEPRECIATION

At April 1, 1999..............    (2,239)       (335)     (22,550)    (1,945)     (4,832)     (10,307)    (2,505)     (12,851)
Translation adjustment........       309          27        1,620        120         824        2,156        272        2,110
Charge for the year...........      (800)       (195)     (11,584)      (671)     (1,796)     (15,434)      (685)      (5,718)
Disposals.....................     1,653          --          867         --         241           --         79           --
                                 -------      ------     --------    -------     -------     --------    -------     --------
At March 31, 2000.............    (1,077)       (503)     (31,647)    (2,496)     (5,563)     (23,585)    (2,839)     (16,459)
                                 -------      ------     --------    -------     -------     --------    -------     --------
NET BOOK VALUE

At March 31, 2000.............   $ 4,167      $7,453     $ 42,669    $    --     $ 7,472     $145,467    $   605     $  6,020
                                 =======      ======     ========    =======     =======     ========    =======     ========
At March 31, 1999.............   $ 2,510      $8,075     $ 35,681    $   855     $ 9,973     $172,295    $ 1,128     $  6,587
                                 =======      ======     ========    =======     =======     ========    =======     ========


                                 TOTAL
                                --------
COST
At April 1, 1999..............  $294,668
Translation adjustment........   (23,109)
Reclassifications.............        --
Additions.....................    31,644
Disposals.....................    (5,181)
                                --------
At March 31, 2000.............   298,022
                                --------
ACCUMULATED DEPRECIATION
At April 1, 1999..............   (57,564)
Translation adjustment........     7,438
Charge for the year...........   (36,883)
Disposals.....................     2,840
                                --------
At March 31, 2000.............   (84,169)
                                --------
NET BOOK VALUE
At March 31, 2000.............  $213,853
                                ========
At March 31, 1999.............  $237,104
                                ========

    The Company leases certain land and buildings, machinery, furniture and equipment, and transponders and transmitters. Commitments for minimum rentals under non-cancelable leases at March 31, 2000 are as follows:

                                                                FINANCE      OPERATING
                                                                LEASES        LEASES
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
FOR THE YEARS ENDED MARCH 31:

2001........................................................    $ 32,078      $18,218
2002........................................................      29,443       15,458
2003........................................................      26,552       14,093
2004........................................................      25,515       11,244
2005 and after..............................................     120,883       29,842
                                                                --------      -------
Total minimum lease repayments..............................     234,471      $88,855
                                                                              =======
Less: amount representing interest..........................     (52,920)
                                                                --------
                                                                $181,551
                                                                ========

    Operating rental expenses for the year ended March 31, 2000 amounted to approximately $16 million (1999: $37 million). Finance leases bear interest ranging from 7%-21% as of March 31, 2000. The weighted average interest rate was 12.5%.

                                  MIH LIMITED

                                                   INTELLECTUAL
                                                     PROPERTY     SUBSCRIBER
                                                      RIGHTS         BASE        GOODWILL        TOTAL
                                                   ------------   -----------   -----------   -----------
                                                   (THOUSANDS)    (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
9.  INTANGIBLE ASSETS

2000
COST
  At April 1, 1999...............................    $12,372       $ 39,304      $ 231,324     $ 283,000
  Translation difference.........................         --         (2,118)       (13,677)      (15,795)
  Additions......................................      6,626             --         72,736        79,362
  Disposals......................................         --             --        (11,489)      (11,489)
                                                     -------       --------      ---------     ---------

  At March 31, 2000..............................     18,998         37,186        278,894       335,078
                                                     -------       --------      ---------     ---------

ACCUMULATED AMORTIZATION

  At April 1, 1999...............................       (825)       (15,695)       (59,279)    $ (75,799)
  Translation difference.........................         --          1,271          4,373         5,644
  Amortization for the year......................     (3,621)        (7,834)       (48,857)      (60,312)
  Disposals......................................         --             --          2,273         2,273
                                                     -------       --------      ---------     ---------

  At March 31, 2000..............................     (4,446)       (22,258)      (101,490)     (128,194)
                                                     -------       --------      ---------     ---------

NET BOOK VALUE...................................    $14,552       $ 14,928      $ 177,404     $ 206,884
                                                     =======       ========      =========     =========
1999
COST
  At April 1, 1998...............................    $    --       $ 48,250      $ 151,531     $ 199,781
  Translation difference.........................         --         (8,946)        (5,193)      (14,139)
  Additions......................................     12,372             --         84,986        97,358
                                                     -------       --------      ---------     ---------

  At March 31, 1999..............................     12,372         39,304        231,324       283,000
                                                     -------       --------      ---------     ---------
ACCUMULATED AMORTIZATION
  At April 1, 1998...............................         --         (9,650)       (26,520)      (36,170)
  Translation difference.........................         --          2,248          1,925         4,173
  Amortization for the year......................       (825)        (8,293)       (34,684)      (43,802)
                                                     -------       --------      ---------     ---------

  At March 31, 1999..............................       (825)       (15,695)       (59,279)      (75,799)
                                                     -------       --------      ---------     ---------

NET BOOK VALUE...................................    $11,547       $ 23,609      $ 172,045     $ 207,201
                                                     =======       ========      =========     =========

                                  MIH LIMITED

10.  LONG-TERM INVESTMENTS

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
LONG-TERM INVESTMENTS
Marketable securities (a)...................................    $ 27,225      $  1,190
Associates (b)..............................................      14,954        14,000
Joint ventures (c)..........................................      54,921        54,924
                                                                --------      --------
                                                                $ 97,100      $ 70,114
                                                                ========      ========
(a)  Marketable securities at cost
    UNLISTED SHARES
      Cable News Egypt S.A.E. (CNE).........................    $  1,190      $  1,190
      Other.................................................       1,780            --
    CORPORATE, UNITED STATES GOVERNMENT AND MUNICIPAL
  BONDS.....................................................      24,255            --
                                                                --------      --------
                                                                $ 27,225      $  1,190
                                                                ========      ========
(b)  Associates
      M-Net / SuperSport at cost............................    $  7,940      $  8,394
      Share of post-acquisition retained profits............       7,014         5,606
                                                                --------      --------
                                                                $ 14,954      $ 14,000
                                                                ========      ========
(c)  Joint ventures
      Multichoice Supplies (Proprietary) Limited............    $  5,052      $  2,447
      Multichoice Middle East Inc...........................       6,807         7,055
      UBC...................................................      70,007        73,550
      Wisdom Online (BVI) Limited...........................       3,040            --
      M-Web.................................................      11,382            --
      KSC...................................................         689            --
      SOE...................................................          --            --
      Share of post-acquisition retained losses.............     (42,056)      (28,128)
                                                                --------      --------
                                                                $ 54,921      $ 54,924
                                                                ========      ========
    MARKET VALUE OF LISTED SHARES
      UBC...................................................    $184,540      $ 91,774
      M-Net/SuperSport......................................      63,054        30,375
      M-Web.................................................      56,919            --
                                                                --------      --------
                                                                $304,513      $122,149
                                                                ========      ========

                                  MIH LIMITED

10.  LONG-TERM INVESTMENTS (CONTINUED)
    The following information relates to the Company's significant investments:

                                      MARCH 31,
                                 -------------------
                                   2000       1999
TYPE OF INVESMENT                   %          %             NATURE OF BUSINESS                     COUNTRY
-----------------                --------   --------   -------------------------------  -------------------------------
MARKETABLE SECURITIES AT COST
CNE............................    10.0       10.0     Television                       Egypt

ASSOCIATES
M-Net/SuperSport...............    19.8(1)    19.8     Premium television channel       South Africa
                                                       provider
Orbicom........................      --       20.0     Signal distribution              South Africa

JOINT VENTURES
M-Web..........................    15.9(2)      --     Internet service and content     South Africa
                                                       provider
Digco..........................      --       50.0     Set-top box technology           The Netherlands
UBC............................    31.1       31.1     Management of television         Thailand
                                                       platforms
MultiChoice Supplies               50.0       50.0     Set-top box rentals              South Africa
  (Proprietary) Limited........
MultiChoice Middle East Inc....    45.0       45.0     Management of television         Middle East
                                                       platforms
Wisdom Online (BVI) Limited....    40.8         --     Internet education services      British Virgin Islands
SOE............................    40.0         --     Soccer club management           Greece
KSC............................    53.5         --     Internet service and content     Thailand
                                                       provider

SUBSIDIARIES
Myriad Holdings Africa BV......   100.0      100.0     Investment holding               The Netherlands
MCA............................   100.0      100.0     Management of television         South Africa
                                                       platforms
MultiChoice Africa Limited.....   100.0      100.0     Investment holding               British Virgin Islands
NetMed BV......................   100.0      100.0     Investment holding               The Netherlands
NetMed Hellas SA...............    52.0       52.0     Management of television         Greece
                                                       platforms
MultiChoice Hellas SA..........    52.0       52.0     Management of television         Greece
                                                       platforms
Mindport Holdings Limted.......    98.4      100.0     Technology development           The Netherlands
TV/Com Inc.....................   100.0      100.0     Technology development           USA
Open TV Corp...................    57.5       80.1     Technology development           USA
IKSC...........................    75.0         --     Investment holding               Thailand

------------------------------

(1) The Company accounts for its investment in M-Net/SuperSport using the equity method of accounting because of the significant influence the Company exercises over them as a result of common ownership, representation on their board of directors and the fact that substantially all of their revenue is derived from the Company.

(2) The investment in M-Web is accounted for using the equity method of accounting due to a management agreement between the ultimate holding company and the Company's management as well as representation on the board of directors of M-Web, which provides the company joint control of M-Web's operations.

                                  MIH LIMITED

10.  LONG-TERM INVESTMENTS (CONTINUED)

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
SIGNIFICANT JOINT VENTURE INFORMATION
Net loss...................................................    $(29,555)     $(34,401)     $(5,091)
Current assets.............................................      40,460        38,091       11,110
Long-term assets...........................................      76,727        49,176        5,320
Current liabilities........................................     (45,072)      (32,619)     (26,173)
Long-term liabilities......................................     (41,649)      (36,773)     (25,388)

11.  PROGRAM AND FILM RIGHTS

    The following table sets forth the components of program and film rights, on a gross and net basis:

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
COST
  Program and sports rights.................................    $182,096      $112,319
  Film rights...............................................       7,866         8,832
                                                                --------      --------
                                                                 189,962       121,151
                                                                --------      --------
ACCUMULATED AMORTIZATION
  Program and sports rights.................................     (30,083)      (27,366)
  Film rights...............................................      (2,286)       (2,451)
                                                                --------      --------
                                                                 (32,369)      (29,817)
                                                                --------      --------
NET BOOK VALUE
  Program and sports rights.................................     152,013        84,953
  Film rights...............................................       5,580         6,381
                                                                --------      --------
                                                                $157,593      $ 91,334
                                                                ========      ========
CLASSIFIED ON THE BALANCE SHEETS AS FOLLOWS:
  Current assets............................................    $ 30,177      $ 38,935
  Non-current assets........................................     127,416        52,399
                                                                --------      --------
                                                                $157,593      $ 91,334
                                                                ========      ========

                                  MIH LIMITED

12.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
Deferred income.............................................      34,995        27,508
Accrued expenses............................................      51,342        50,226
Taxes and social securities.................................       9,002        10,341
Amounts owing in respect of investments acquired............       2,878        46,287
Other current liabilities...................................      31,444        27,110
                                                                --------      --------
                                                                $129,661      $161,472
                                                                ========      ========

13.  PROVISIONS

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
Digital set-top boxes upgrade...............................      1,786            --
Post retirement benefits....................................      2,140         2,667
Write-down of carrying values of assets in certain African
  countries.................................................      3,057         3,307
Losses in joint venture.....................................      6,669            --
Intellectual property infringement..........................        621           499
Warranties..................................................      5,130         5,460
Redundancy..................................................        234            --
                                                                -------       -------
                                                                $19,637       $11,933
                                                                =======       =======

                                  MIH LIMITED

14.  LONG-TERM DEBT, AND PROGRAM AND FILM RIGHTS

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
LONG-TERM DEBT COMPRISES:
  Finance leases--Note 8....................................    $181,551      $197,610
  Long-term debt--other.....................................      20,575        22,672
                                                                --------      --------
                                                                 202,126       220,282
  Less: short-term portion included in current
    liabilities.............................................     (16,010)      (15,512)
                                                                --------      --------
                                                                $186,116      $204,770
                                                                ========      ========

    Other long-term debt consists of a liability for bank borrowings relating to the transfer of shares in M-Net/SuperSport into the Phuthuma Phuti share scheme. Accretive interest until the redemption date (April 14, 2001) is added to the liability at an interest rate of 12.55% per annum. The Company may be required to assume the bank borrowings at maturity on April 14, 2001 and re-acquire ownership of the
M-Net/SuperSport shares.

PROGRAM AND FILM RIGHTS:
  Program and film rights...................................     150,405        81,634
Less: short-term portion included in current liabilities....     (31,761)      (37,857)
                                                                --------      --------
                                                                $118,644      $ 43,777
                                                                ========      ========

    Program and film rights payable are non-interest-bearing and amounts due in future financial years are $31.8 million in 2001, $23.0 million in 2002 and $95.6 million thereafter.

THE CURRENCY MIX OF LONG-TERM DEBT AND PROGRAM AND FILM
RIGHTS AT MARCH 31, 2000 AND 1999 IS:

                                                                  %           %
                                                              ---------   ---------
European currency unit......................................      12.0        17.5
Greek drachmae..............................................      41.1        18.5
Netherlands guilders........................................       0.7         0.8
South African rand..........................................       8.2        12.8
US dollars..................................................      38.0        50.4
                                                              --------    --------
                                                                 100.0       100.0
                                                              ========    ========

                                  MIH LIMITED

15.  DEFERRED TAXATION

    The deferred taxation relates to the temporary differences between the book values and the taxation bases of assets and liabilities. Significant components of the Company's deferred taxation liabilities and assets are summarized below:

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
DEFERRED TAXATION LIABILITIES
Purchased intangible fixed assets...........................    $     --      $      3
Prepayments.................................................         145            --
Subscriber base.............................................       4,980         7,082
Intellectual property rights................................       4,855         3,464
                                                                --------      --------
Gross deferred taxation liabilities.........................       9,980        10,549
                                                                --------      --------
DEFERRED TAXATION ASSETS
Purchased tangible fixed assets.............................         450           302
Accounts receivable and other assets........................       3,955         4,992
Accrued expenses and other current liabilities..............       3,660         7,050
Program and film rights.....................................          --            72
Leased tangible fixed assets................................       7,543         2,939
Deferred income.............................................      11,674         4,594
Tax loss carry forwards.....................................      80,426        33,033
                                                                --------      --------
Gross deferred taxation assets..............................     107,708        52,982
                                                                --------      --------
Net deferred taxation assets................................      97,728        42,433
Less: valuation allowance...................................     (97,937)      (42,553)
                                                                --------      --------
Net deferred taxation liabilities...........................    $   (209)     $   (120)
                                                                ========      ========

    The Company has raised a valuation allowance against the net deferred taxation asset as in management's estimate it is more likely than not that the deferred taxation asset will not be realized due to the timing limits on the available tax loss carry-forwards that arose on these losses.

16.  MINORITY INTEREST

    Minority interest comprises mainly of the minority's interest in the underlying equity of OpenTV (refer note 3). Previously, the losses applicable to the minority shareholders exceeded their interest in the subsidiary's equity and were not recognized, as the minority had no binding obligation to make good these losses.

17.  SHARE CAPITAL

    On March 23, 1999 the Company's shareholders authorized an amendment to the Company's Articles of Association, whereby the Company's 22,789 ordinary shares with a par value of $1 each converted into 7,447,681 Class A Ordinary Shares with no par value and 30,787,319 Class B Ordinary Shares with no par value. The two classes of shares generally have the same rights, except that holders of Class B Ordinary Shares are entitled to three votes per share and holders of Class A Ordinary Shares are entitled to one vote

                                  MIH LIMITED

17.  SHARE CAPITAL (CONTINUED)
per share. The conversion was accounted for as a stock split; therefore, all shareholders' equity and share data in these financial statements have been retroactively restated to reflect the conversion. Shareholders authorized a total of 167,778,303 Ordinary Shares divided into 103,468,878 Class A Ordinary Shares, 55,920,509 Class B Ordinary Shares and 8,388,916 Preference Shares with no par value.

    During April 1999, the Company issued 10,435,000 Class A Ordinary Shares in an initial public offering for net proceeds of $171.1 million. Simultaneously with the completion of the public offering, the $46.2 million note payable to Thomson converted into 2,581,775 Class A Ordinary Shares.

    The company also issued 1,944,475 Class A Ordinary Shares to a trust in connection with of a share incentive scheme in return for a $32.5 million note receivable, which has been offset against the share capital in the Consolidated Statements of Changes in Shareholder's Equity.

    The company also issued 2,000,000 Class A Ordinary shares to a trust in connection with a share incentive scheme in return for a $32.5 million note receivable which has been offset against the share capital in the Consolidated Statements of Changes in Shareholders Equity.

    During April 2000 the Company issued 4,500,000 Class A Ordinary Shares through a follow-on public offering on Nasdaq and AEX, raising $180.4 million before expenses.

    The Company operates an employee share trust for senior employees. The shares carry full dividend and voting rights. Movements in the shares held by the trust were as follows:

                                                                  NUMBER OF SHARES
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
Balance at beginning of year................................           --            --
Shares alloted and issued to the trust......................    2,000,000            --
Allocated to employees......................................   (1,826,249)           --
Less: shares purchased by participants......................      (55,185)
                                                              -----------   -----------
Balance at end of year......................................      118,566            --
                                                              ===========   ===========
                                                              -----------   -----------
Fair value of shares held at March 31, 2000.................  $ 7,149,043   $        --
                                                              ===========   ===========
                                                              -----------   -----------
Loans outstanding at March 31, 2000.........................  $31,787,201   $        --
                                                              ===========   ===========
                                                              -----------   -----------
Fair value on issuance of shares to the trust during the
  year......................................................  $32,543,343   $        --
                                                              ===========   ===========
                                                              -----------   -----------
Fair value of shares allocated to employees during the
  year......................................................  $31,787,201   $        --
                                                              ===========   ===========

                                  MIH LIMITED

18.  NET REVENUES

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
Subscription revenue.......................................    $508,940      $442,734      $404,479
Hardware and software sales................................      81,047        71,998        63,082
Technology revenue.........................................     102,360        63,911        12,781
Other revenue..............................................      31,062        29,212        20,196
                                                               --------      --------      --------
                                                               $723,409      $607,855      $500,538
                                                               ========      ========      ========

19.  STAFF COSTS

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
Wages and salaries.........................................    $114,904      $ 66,100      $ 39,523
Termination benefits.......................................      11,388        10,778         6,444
                                                               --------      --------      --------
                                                               $126,292      $ 76,878      $ 45,967
                                                               ========      ========      ========
Average weekly number of persons employed by the group
  during the year:
  Full time................................................       2,269         1,799         1,507
                                                               ========      ========      ========

20. FINANCIAL RESULTS, NET

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
Dividend income............................................    $  1,939      $  2,573      $  3,177
Gain on disposal of investments............................          --            --         2,647
Interest income............................................      13,726        10,328         7,898
Exchange losses............................................      (4,724)         (556)       (6,049)
Interest expense...........................................     (26,797)      (21,423)      (13,161)
                                                               --------      --------      --------
                                                               $(15,856)     $ (9,078)     $ (5,488)
                                                               ========      ========      ========

                                  MIH LIMITED

21.  INCOME TAXATION

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
Taxation
  Current..................................................    $   (545)     $ (3,464)     $ (5,964)
  Deferred.................................................         (89)        3,155        (1,606)
                                                               --------      --------      --------
Charged against income.....................................    $   (634)     $   (309)     $ (7,570)
                                                               ========      ========      ========
The differences between income taxation expense computed at
statutory rates of the respective companies of 33.4%
average (1999: 35.0% average) and income taxation expense
provided on results are as follows:
Income taxation benefit at statutory rates.................    $  4,495      $ 20,662      $ 19,631
Unprovided timing differences..............................     (27,188)      (11,798)      (22,080)
Permanent differences
  Exempt income............................................      17,815        16,248            --
  Profit on sale of investments............................       5,382            --         1,692
  Profit on dilution of interest in associates.............      32,076            --           315
  Equity results in associates and joint ventures..........     (14,061)      (15,145)           --
  Expiry of taxation losses carried forward................      (1,566)       (8,778)           --
  Non-deductible charges...................................     (13,923)           --       (13,961)
  (Expenditure)/income of a capital nature.................      (1,163)         (658)          156
  Other taxes..............................................         (84)       (1,430)       (3,064)
  Change in taxation rates.................................      (2,417)          590         9,741
                                                               --------      --------      --------
Income taxation expense....................................    $   (634)     $   (309)     $ (7,570)
                                                               ========      ========      ========

    The Company has taxation loss carry-forwards of approximately
$241.1 million. A summary of the taxation loss carry-forwards at March 31, 2000 (in thousands) by taxation jurisdiction, and the expiry dates is set out below:

                                             AFRICA     GREECE    NETHERLANDS     USA        ASIA      TOTAL
                                            --------   --------   -----------   --------   --------   --------
2000......................................  $    --    $20,706      $    --     $    --    $    --    $ 20,706
2001......................................       --      5,931           --          --         --       5,931
2002......................................       --     12,367           --          --         --      12,367
2003......................................       --     13,969           --          --        801      14,770
2004......................................       --     34,167           --       2,782      3,449      40,398
After 5 years.............................   77,491         --       16,711      39,209     13,503     146,914
                                            -------    -------      -------     -------    -------    --------
                                            $77,491    $87,140      $16,711     $41,991    $17,753    $241,086
                                            =======    =======      =======     =======    =======    ========

    The ultimate outcome of additional taxation assessments may vary from the amounts accrued. However, management of the Company believe that any additional taxation liability over and above the

                                  MIH LIMITED

21.  INCOME TAXATION (CONTINUED)
amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

    Unprovided timing differences are timing differences that are expected to reverse within the carry-forward period of taxation losses (note 2(k)) and are, therefore, effectively a valuation allowance.

22.  DISCONTINUING OPERATIONS

    2000

    With effect from September 6, 1999 the Company discontinued the operations of International Gaming Networks (IGN), the gaming entity of MCA, the business of which was spread and sports betting. A Condensed Statement of Operations for IGN is set out below:

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
Net revenues...............................................    $ 2,072       $ 2,244       $   954
Cost of providing services.................................     (1,914)       (1,624)         (187)
Selling, general and administrative expenses...............     (3,971)       (6,657)       (2,012)
                                                               -------       -------       -------
Net loss...................................................    $(3,813)      $(6,037)      $(1,245)
                                                               =======       =======       =======

    The loss arising on discontinuing operations of $4.1 million relates mainly to staff retrenchment costs, lease cancellation costs and asset impairments. The 1999 and 1998 Consolidated Statements of Operations and Cash Flows were restated to reflect IGN as a discontinuing operation.

    1999

    With effect from November 24, 1998 the group discontinued the operations of TV/Com. The costs of $3.8 million incurred relate to the termination of the operations.

    1998

    With effect from October 1, 1997 the Company sold its Internet-related businesses to M-Web, a related party, for $20.5 million, which was settled in cash and resulted in a surplus of $4.4 million. The Company accounted for the operating losses of the Internet-related business of $3.9 million as discontinuing operations for the period from May 1, 1997 to September 30, 1997. The $4.4 million surplus on this transaction was accounted for as a capital contribution.

                                  MIH LMIITED

23.  NON-CASH AND OTHER

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
Depreciation and amortization..............................    $ 74,010      $ 51,390      $ 58,010
Amoritzation of program and film rights....................      38,752        32,237        32,599
Interest expense...........................................      26,797        21,423        13,161
Interest income............................................     (13,725)      (10,328)       (7,898)
Dividends received.........................................      (1,939)       (2,573)       (3,177)
Equity results in joint ventures...........................      39,458        41,219         5,091
Equity results in associates...............................       2,163         2,053         2,783
Profit on sale of associate................................     (15,199)           --            --
Profit on sale/dilution of subsidiaries and joint venture,
  net......................................................     (98,972)      (31,093)           --
(Profit)/loss on disposal of tangible fixed assets.........        (300)         (371)        1,653
Other......................................................          --           556         3,402
                                                               --------      --------      --------
                                                               $ 51,045      $104,513      $105,624
                                                               ========      ========      ========

24.  WORKING CAPITAL

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
Increase in trade and other receivables....................    $(29,842)     $ (3,454)     $ (9,553)
Net cash flow from / (to) related parties..................       2,133        12,191       (18,790)
Decrease / (increase) in inventories.......................       1,037        (1,997)       (6,783)
Payments for program and film rights.......................     (38,284)      (84,034)      (26,048)
Increase in trade payables, accrued expenses and other
  liabilties...............................................      61,433        28,263        17,941
                                                               --------      --------      --------
                                                               $ (3,523)     $(49,031)     $(43,233)
                                                               ========      ========      ========

25.  ACQUISITION OF SUBSIDIARIES, NET OF CASH ACQUIRED

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
Book value of tangible assets:
  Fixed assets..............................................    $ (1,209)     $ (7,094)
  Investments and loans.....................................        (689)           --
  Current assets............................................      (3,678)      (13,912)
  Current liabilities.......................................       2,949        16,752
  Minority interest.........................................         657           175
                                                                --------      --------
                                                                  (1,970)       (4,079)
Carrying value of equity investment.........................          --           107
Goodwill....................................................     (23,030)      (47,810)
                                                                --------      --------
Consideration...............................................     (25,000)      (51,782)
Amounts owing in respect of investments acquired............          --        37,282
Cash acquired...............................................       2,752         1,255
                                                                --------      --------
Net cash paid for acquisitions..............................    $(22,248)     $(13,245)
                                                                ========      ========

                                  MIH LMIITED

26.  RELATED PARTY TRANSACTIONS

    The Company entered into transactions and has balances with a number of related parties, including equity investees, directors, key management, shareholders and entities under common control. The transactions with related parties are summarized in the following table:

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
INCOME
  Transmission costs (a)...................................    $     --      $  1,656      $  1,308
  Management fee (b).......................................       1,573           340            --
  Dividend (c).............................................       1,544         2,573         1,448
  Licensing and consulting fees (d)........................         843         2,270           956
  Profit on sale of associate (e)..........................      15,199            --            --
                                                               --------      --------      --------
                                                               $ 19,159      $  6,839      $  3,712
                                                               ========      ========      ========
COSTS
  Channel and programming costs (f)........................    $161,077      $136,000      $133,047
  Transmission costs (g)...................................          --        28,784        23,854
  Licensing fees (h).......................................          --            --         2,671
  Directors' and key management's emoluments (i)...........       4,308         1,716            --
                                                               --------      --------      --------
                                                               $165,385      $166,500      $159,572
                                                               ========      ========      ========

------------------------

(a) Certain costs related to the lease and maintenance of signal distribution are charged on by the Company to one of its associates. No results are shown in the current year as the company disposed of its interest during the current year.

(b) Management fee charged by the company to UBC.

(c) Dividends received from M-Net/SuperSport.

(d) Licensing and consulting fees charged to associates.

(e) Refer to note 3.

(f) The Company purchases the right to transmit certain channels and programs from associates

(g) The Company is charged by an associate for services relating to the lease and maintenance of signal distribution equipment. No results are shown in the current year as the company disposed of its interest during the current year.

(h) Licensing fees are charged by an associate for the use of certain subscriber technology and software.

(i) Total remuneration of the directors.

                                  MIH LMIITED

26.  RELATED PARTY TRANSACTIONS (CONTINUED)
    The balances of advances, deposits, receivables and payables between the Company and related parties are:

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
RECEIVABLES
  MIHH......................................................    $    --       $ 6,993
  Orbicom...................................................         --         5,442
  M-Web.....................................................         85         1,786
                                                                -------       -------
                                                                $    85       $14,221
                                                                =======       =======
PAYABLES
  MIHH......................................................    $ 5,667       $    --
  M-Net.....................................................     14,486        16,298
  SuperSport................................................        295            --
                                                                -------       -------
                                                                $20,448       $16,298
                                                                =======       =======

27.  SEGMENT AND GEOGRAPHIC INFORMATION

    The Company's segmental reporting format is based on the Company's method of internal reporting that disaggregates its businesses by service or product. The Company's reportable business segments are Television platforms, Technology and Internet. The Company's business is conducted in the following main business segments:

    TELEVISION PLATFORMS, through our subsidiaries and joint ventures based in Africa and the Middle East, the Mediterranean and Thailand, which mainly generate revenue from local customers.

    TECHNOLOGY:

    - OPENTV, through our subsidiary based in the United States, which generates revenue from customers throughout the world.

    - MINDPORT, through our subsidiaries based in The Netherlands and the United States, which generates revenue from customers based around the world.

    INTERNET, through our subsidiaries and joint ventures based in Thailand, China and Africa, which generates revenue from local customers.

    As a result of the growth of certain of our businesses the reportable segments have changed compared with previously issued financial statements. The comparative segment disclosures for the years ended March 31, 1999 and 1998 have been restated to reflect our revised reportable segments. The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements.

                                  MIH LIMITED

27.  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

    The joint venture interests in UBC (in the Television platform segment) and M-Web (in the Internet segment) are accounted for using the equity method of accounting. The Company's share of the results of these joint ventures is, therefore, included under the line item "equity results in joint ventures" in the Television platform and Internet segments, respectively. Since the Company's Chief Executive Officer reviews the full financial results, including revenue and expenses, of these joint ventures on a regular basis, for decision making regarding the allocation of resources, full disclosure is provided regarding the revenues and expenses of these joint ventures to comply with the management approach of SFAS 131 "Disclosures of Segments of an Enterprise and Related Information" under United States Generally Accepted Accounting Practice (US
GAAP).

    The following tables present the Company's reportable segments in accordance with the US GAAP disclosure principles of SFAS 131 and using the accounting principles of IAS.

                                                           YEAR ENDED MARCH 31, 2000
                               ---------------------------------------------------------------------------------
                                                    TECHNOLOGY
                               TELEVISION    -------------------------                   SEGMENT
                                PLATFORMS     MINDPORT       OPENTV       INTERNET        TOTAL       CORPORATE
                               -----------   -----------   -----------   -----------   -----------   -----------
                               (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
REVENUE
External.....................   $ 745,719     $ 60,493      $ 31,036      $ 23,120     $  860,368     $     --
Inter-segmental..............         562       11,252            --         1,654         13,468           --
                                ---------     --------      --------      --------     ----------     --------
Total revenue................   $ 746,281     $ 71,745      $ 31,036      $ 24,774     $  873,836     $     --
                                =========     ========      ========      ========     ==========     ========
RESULTS
EARNINGS/(LOSS) BEFORE
  INTEREST, TAXATION,
  DEPRECIATION AND
  AMORTIZATION...............   $  46,330     $ (9,642)     $(15,001)     $(36,046)    $  (14,359)    $(11,022)
Depreciation and
  amortization...............    (119,059)      (5,100)      (10,332)       (9,100)      (143,591)        (356)
                                ---------     --------      --------      --------     ----------     --------
LOSS BEFORE INTEREST AND
  TAXATION...................     (72,729)     (14,742)      (25,333)      (45,146)      (157,950)     (11,378)
Equity accounted results.....      (8,558)          --            --          (205)        (8,763)        (402)
Financial results, net.......     (80,869)       1,053         3,727         1,102        (74,987)      50,432
Profit on sale of
  associate..................      15,199           --            --         1,488         16,687           --
Profit on sale/dilution of
  subsidiaries and joint
  venture, net...............          --        2,812        96,160            --         98,972           --
                                ---------     --------      --------      --------     ----------     --------
LOSS/(EARNINGS) BEFORE
  INTEREST AND TAXATION......    (146,957)     (10,877)       74,554       (42,761)      (126,041)      38,652
Income taxation..............      (1,713)       1,470            --            --           (243)        (439)
Minority interests...........      50,117        3,199         2,153        23,367         78,836           89
Loss from discontinuing
  operations.................      (7,878)          --            --            --         (7,878)          --
                                ---------     --------      --------      --------     ----------     --------
NET (LOSS)/PROFIT............   $(106,431)    $ (6,208)     $ 76,707      $(19,394)    $  (55,326)    $ 38,302
                                =========     ========      ========      ========     ==========     ========
OTHER INFORMATION
Segment assets...............   $ 682,217     $ 41,512      $193,840      $122,493     $1,040,062     $877,809
Investment in equity method
  investees..................      21,790          671            --         2,704         25,165           --
Capital expenditure..........      18,825        3,325         4,533         8,192         34,875          666

                               YEAR ENDED MARCH 31, 2000
                               --------------------------

                               RECONCILING   CONSOLIDATED
                                  ITEMS         TOTAL
                               -----------   ------------
                               (THOUSANDS)   (THOUSANDS)
REVENUE
External.....................   $(136,959)    $  723,409
Inter-segmental..............     (13,468)            --
                                ---------     ----------
Total revenue................   $(150,427)    $  723,409
                                =========     ==========
RESULTS
EARNINGS/(LOSS) BEFORE
  INTEREST, TAXATION,
  DEPRECIATION AND
  AMORTIZATION...............   $  29,223     $    3,842
Depreciation and
  amortization...............      69,937        (74,010)
                                ---------     ----------
LOSS BEFORE INTEREST AND
  TAXATION...................      99,160        (70,168)
Equity accounted results.....     (32,456)       (41,621)
Financial results, net.......       8,699        (15,856)
Profit on sale of
  associate..................      (1,488)        15,199
Profit on sale/dilution of
  subsidiaries and joint
  venture, net...............          --         98,972
                                ---------     ----------
LOSS/(EARNINGS) BEFORE
  INTEREST AND TAXATION......      73,915        (13,474)
Income taxation..............          48           (634)
Minority interests...........     (73,963)         4,962
Loss from discontinuing
  operations.................          --         (7,878)
                                ---------     ----------
NET (LOSS)/PROFIT............   $      --     $  (17,024)
                                =========     ==========
OTHER INFORMATION
Segment assets...............   $(840,971)    $1,076,900
Investment in equity method
  investees..................      44,710         69,875
Capital expenditure..........     (10,047)        25,494

                                  MIH LIMITED

27.  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

                                                           YEAR ENDED MARCH 31, 1999
                               ---------------------------------------------------------------------------------
                                                    TECHNOLOGY
                               TELEVISION    -------------------------                   SEGMENT
                                PLATFORMS     MINDPORT       OPENTV       INTERNET        TOTAL       CORPORATE
                               -----------   -----------   -----------   -----------   -----------   -----------
                               (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
REVENUE
External.....................   $ 612,245     $ 63,911      $ 15,185        $ --        $ 691,341     $     --
Inter-segmental..............         551        9,355            --          --            9,906           --
                                ---------     --------      --------        ----        ---------     --------
Total revenue................   $ 612,796     $ 73,266      $ 15,185        $ --        $ 701,247     $     --
                                =========     ========      ========        ====        =========     ========
RESULTS
(LOSS)/EARNINGS BEFORE
  INTEREST, TAXATION,
  DEPRECIATION AND
  AMORTIZATION...............   $ (15,057)    $ (1,257)     $ (9,676)       $ --        $ (25,990)    $(11,692)
Depreciation and
  amortization...............     (78,800)      (3,690)       (2,780)         --          (85,270)        (225)
                                ---------     --------      --------        ----        ---------     --------
LOSS BEFORE INTEREST AND
  TAXATION...................     (93,857)      (4,947)      (12,456)         --         (111,260)     (11,917)
Equity accounted results.....      (3,938)          --            --          --           (3,938)          --
Financial results, net.......     (55,003)        (400)           47          --          (55,356)      34,493
Profit on sale of joint
  venture....................          --           --            --          --               --       31,093
                                ---------     --------      --------        ----        ---------     --------
(LOSS)/EARNINGS BEFORE
  INTEREST AND TAX...........    (152,798)      (5,347)      (12,409)         --         (170,554)      53,669
Income taxation..............      (2,237)       2,155            --          --              (82)        (250)
Minority interests...........      52,475           --         5,769          --           58,244           --
Loss from discontinuing
  operations.................      (9,866)          --            --          --           (9,866)          --
                                ---------     --------      --------        ----        ---------     --------
NET (LOSS)/PROFIT............   $(112,426)    $ (3,192)     $ (6,640)       $ --        $(122,258)    $ 53,419
                                =========     ========      ========        ====        =========     ========
OTHER INFORMATION
Segment assets...............   $ 765,222     $129,288      $  8,088        $ --        $ 902,598     $712,663
Investment in equity method
  investees..................      18,218           --            --          --           18,218           --
Capital expenditure..........       9,931        1,766         1,531          --           13,228           --

                               YEAR ENDED MARCH 31, 1999
                               --------------------------

                               RECONCILING   CONSOLIDATED
                                  ITEMS         TOTAL
                               -----------   ------------
                               (THOUSANDS)   (THOUSANDS)
REVENUE
External.....................   $ (83,486)     $607,855
Inter-segmental..............      (9,906)           --
                                ---------      --------
Total revenue................   $ (93,392)     $607,855
                                =========      ========
RESULTS
(LOSS)/EARNINGS BEFORE
  INTEREST, TAXATION,
  DEPRECIATION AND
  AMORTIZATION...............   $  51,294      $ 13,612
Depreciation and
  amortization...............      34,105       (51,390)
                                ---------      --------
LOSS BEFORE INTEREST AND
  TAXATION...................      85,399       (37,778)
Equity accounted results.....     (39,334)      (43,272)
Financial results, net.......      11,785        (9,078)
Profit on sale of joint
  venture....................          --        31,093
                                ---------      --------
(LOSS)/EARNINGS BEFORE
  INTEREST AND TAX...........      57,850       (59,035)
Income taxation..............          23          (309)
Minority interests...........     (57,873)          371
Loss from discontinuing
  operations.................          --        (9,866)
                                ---------      --------
NET (LOSS)/PROFIT............   $      --      $(68,839)
                                =========      ========
OTHER INFORMATION
Segment assets...............   $(839,034)     $776,227
Investment in equity method
  investees..................      50,706        68,924
Capital expenditure..........      (1,876)       11,352

                                  MIH LIMITED

27.  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

                                                           YEAR ENDED MARCH 31, 1998
                               ---------------------------------------------------------------------------------
                                                    TECHNOLOGY
                               TELEVISION    -------------------------                   SEGMENT
                                PLATFORMS     MINDPORT       OPENTV       INTERNET        TOTAL       CORPORATE
                               -----------   -----------   -----------   -----------   -----------   -----------
                               (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
REVENUE
External.....................   $487,757      $ 12,781        $ --         $    --      $ 500,538     $     --
Inter-segmental..............         --         4,719          --              --          4,719           --
                                --------      --------        ----         -------      ---------     --------
TOTAL REVENUE................   $487,757      $ 17,500        $ --         $    --      $ 505,257     $     --
                                ========      ========        ====         =======      =========     ========
RESULTS
EARNINGS/(LOSS) BEFORE
  INTEREST, TAXATION,
  DEPRECIATION AND
  AMORTIZATION...............   $ 24,955      $   (324)       $ --         $    --      $  24,631     $ (8,103)
Depreciation and
  amortization...............    (55,237)       (2,711)         --              --        (57,948)         (62)
                                --------      --------        ----         -------      ---------     --------
LOSS BEFORE INTEREST AND
  TAXATION...................    (30,282)       (3,035)         --              --        (33,317)      (8,165)
Equity accounted results.....     (3,339)       (4,535)         --              --         (7,874)          --
Financial reults, net........    (63,658)        1,764          --              --        (61,894)      55,785
                                --------      --------        ----         -------      ---------     --------
(LOSS)/EARNINGS BEFORE
  INTEREST AND TAXATION......    (97,279)       (5,806)         --              --       (103,085)      47,620
Income taxation..............     (1,658)       (2,777)         --              --         (4,435)      (3,135)
Minority interests...........      3,793            --          --              --          3,793           --
Loss from discontinuing
  operations.................         --            --          --          (5,181)        (5,181)          --
                                --------      --------        ----         -------      ---------     --------
NET (LOSS)/PROFIT............   $(95,144)     $ (8,583)       $ --         $(5,181)     $(108,908)    $ 44,485
                                ========      ========        ====         =======      =========     ========
OTHER INFORMATION
Segment assets...............   $455,232      $101,806        $ --         $    --      $ 557,038     $539,631
Investment in equity method
  investees..................     12,992            --          --              --         12,992           --
Capital expenditure..........     30,441         1,223          --              --         31,664           --

                               YEAR ENDED MARCH 31, 1998
                               --------------------------

                               RECONCILING   CONSOLIDATED
                                  ITEMS         TOTAL
                               -----------   ------------
                               (THOUSANDS)   (THOUSANDS)
REVENUE
External.....................   $      --      $500,538
Inter-segmental..............      (4,719)           --
                                ---------      --------
TOTAL REVENUE................   $  (4,719)     $500,538
                                =========      ========
RESULTS
EARNINGS/(LOSS) BEFORE
  INTEREST, TAXATION,
  DEPRECIATION AND
  AMORTIZATION...............   $      --      $ 16,528
Depreciation and
  amortization...............          --       (58,010)
                                ---------      --------
LOSS BEFORE INTEREST AND
  TAXATION...................          --       (41,482)
Equity accounted results.....          --        (7,874)
Financial reults, net........         621        (5,488)
                                ---------      --------
(LOSS)/EARNINGS BEFORE
  INTEREST AND TAXATION......         621       (54,844)
Income taxation..............          --        (7,570)
Minority interests...........          --         3,793
Loss from discontinuing
  operations.................          --        (5,181)
                                ---------      --------
NET (LOSS)/PROFIT............   $     621      $(63,802)
                                =========      ========
OTHER INFORMATION
Segment assets...............   $(450,614)     $646,055
Investment in equity method
  investees..................          --        12,992
Capital expenditure..........          --        31,664

    The Company operates in three main geographic areas:

    AFRICA AND THE MIDDLE-EAST: The Company generates revenue from television platform services with operations in various countries, of which South Africa is the most significant. Additionally, the Company provides Internet services and generates revenue from the sale and licensing of interactive television and technology products and services, provided by subsidiaries based in the United States of America and the Netherlands.

    MEDITERRANEAN: The Company generates television platform revenue through operations in Greece and Cyprus. Additionally, the Company provides Internet services and generates revenue from the sale and licensing of interactive television and technology products and services, provided by subsidiaries based in the United States of America and the Netherlands.

    ASIA: The Company's activities comprise its interest in the television platform operations of UBC based in Thailand and Internet activities based in Thailand, Hong Kong and China. Furthermore, the Company generates revenue from the sale and licensing of interactive television and technology products and services, provided by subsidiaries based in the United States of America and the Netherlands.

                                  MIH LIMITED

27.  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)
    OTHER: Other relates to the assets of MIH Limited, based in the British Virgin Islands, which mainly comprises cash and investments in group companies. Furthermore, this includes the Company's subsidiaries providing interactive television and technology products located in the Netherlands and the United States of America.

                                              AFRICA AND                                                RECONCILING
                                              MIDDLE EAST   MEDITERRANEAN      ASIA          OTHER         ITEMS         TOTAL
                                              -----------   -------------   -----------   -----------   -----------   -----------
                                              (THOUSANDS)    (THOUSANDS)    (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
YEAR ENDED MARCH 31, 2000
External revenue............................   $511,602       $144,478       $112,759      $  91,529     $(136,959)   $  723,409
Segment assets..............................    300,820        265,912        181,919      1,094,688      (766,439)    1,076,900
Capital expenditure.........................     12,282          5,346          9,548          8,365       (10,047)       25,494
YEAR ENDED MARCH 31, 1999
External revenue............................   $406,959       $136,985       $ 83,486      $  79,096     $ (98,671)   $  607,855
Segment assets..............................    362,843        213,288        138,385        850,039      (788,328)      776,227
Capital expenditure.........................      5,091          4,495            345          3,297        (1,876)       11,352
YEAR ENDED MARCH 31, 1998
External revenue............................   $381,354       $106,403       $     --      $  12,781     $      --    $  500,538
Segment assets..............................    290,671        164,561             --        641,437      (450,614)      646,055
Capital expenditure.........................     23,356          7,085             --          1,223            --        31,664

    In addition to the reconciling items recorded and disclosed under IAS in the following tables, the reconciling items in the US GAAP segmental disclosures include the elimination of the revenue and expenses relating to UBC and M-Web, to reconcile the total segmental revenues and expenses to the consolidated revenue and expenses, since UBC and M-Web are accounted for using the equity method of accounting in the Company's consolidated financial statements.

                                  MIH LIMITED

27.  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)
    PRIMARY REPORTING FORMAT UNDER IAS BY BUSINESS SEGMENT

    The following tables present our reportable business segments using the accounting and disclosure principles of IAS14 "Segmental Reporting."

                                                          YEAR ENDED MARCH 31, 2000
                              ---------------------------------------------------------------------------------
                                                   TECHNOLOGY
                              TELEVISION    -------------------------                   SEGMENT
                               PLATFORMS     MINDPORT       OPENTV       INTERNET        TOTAL       CORPORATE
                              -----------   -----------   -----------   -----------   -----------   -----------
                              (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
REVENUE
External....................  $  631,399     $ 60,493      $ 31,036      $    481      $ 723,409     $     --
Inter-segmental.............         562       11,252            --            35         11,849           --
                              ----------     --------      --------      --------      ---------     --------
TOTAL REVENUE...............  $  631,961     $ 71,745      $ 31,036      $    516      $ 735,258     $     --
                              ==========     ========      ========      ========      =========     ========
RESULTS
OPERATING LOSS..............  $   (5,949)    $(14,742)     $(25,332)     $(12,766)     $ (58,789)    $(11,379)
Equity results in
  associates................      (2,163)          --            --            --         (2,163)          --
Equity results in joint
  ventures..................     (32,610)          --            --        (6,447)       (39,057)        (401)
Interest expense............     (71,031)        (858)           --          (165)       (72,054)        (805)
Interest income.............       4,704          448         3,727             8          8,887       50,901
Exchange gains/(losses).....      (6,500)       1,464            --           (23)        (5,059)         335
Dividend income.............       1,939           --            --            --          1,939           --
Profit on sale of
  associate.................      15,199           --            --            --         15,199           --
Profit on sale/dilution of
  subsidiaries and joint
  venture, net..............          --        2,812        96,160            --         98,972           --
Income taxation.............      (1,666)       1,470            --            --           (196)        (438)
Minority interest...........        (478)       3,199         2,153            --          4,874           88
Loss from discontinuing
  operations................      (7,878)          --            --            --         (7,878)          --
                              ----------     --------      --------      --------      ---------     --------
NET (LOSS)/PROFIT...........  $ (106,433)    $ (6,207)     $ 76,708      $(19,393)     $ (55,325)    $ 38,301
                              ==========     ========      ========      ========      =========     ========
OTHER INFORMATION
Segment assets..............  $  445,259     $ 41,512      $193,840      $ 34,120      $ 714,731     $877,809
Investment in equity method
  associates................      14,954           --            --            --         14,954           --
Investment in equity method
  joint ventures............      43,815          671            --        10,435         54,921           --
Segment liabilities.........   1,004,320       47,203        13,003        46,598      1,111,124       34,619
Capital expenditure.........      12,814        3,325         4,533         4,156         24,828          666
Depreciation and
  amortization (c)..........      56,995        5,100        10,331         1,227         73,653          357
Amortization of program and
  film rights...............      38,752           --            --            --         38,752           --

                              YEAR ENDED MARCH 31, 2000
                              --------------------------

                              RECONCILING   CONSOLIDATED
                                 ITEMS         TOTAL
                              -----------   ------------
                              (THOUSANDS)   (THOUSANDS)
REVENUE
External....................  $        --    $  723,409
Inter-segmental.............      (11,849)           --
                              -----------    ----------
TOTAL REVENUE...............  $   (11,849)   $  723,409
                              ===========    ==========
RESULTS
OPERATING LOSS..............  $        --    $  (70,168)
Equity results in
  associates................           --        (2,163)
Equity results in joint
  ventures..................           --       (39,458)
Interest expense............     46,062(a)      (26,797)
Interest income.............      (46,062)(a)      13,726
Exchange gains/(losses).....           --        (4,724)
Dividend income.............           --         1,939
Profit on sale of
  associate.................           --        15,199
Profit on sale/dilution of
  subsidiaries and joint
  venture, net..............           --        98,972
Income taxation.............           --          (634)
Minority interest...........           --         4,962
Loss from discontinuing
  operations................           --        (7,878)
                              -----------    ----------
NET (LOSS)/PROFIT...........  $        --    $  (17,024)
                              ===========    ==========
OTHER INFORMATION
Segment assets..............  $  (515,640)   $1,076,900
Investment in equity method
  associates................           --        14,954
Investment in equity method
  joint ventures............           --        54,921
Segment liabilities.........     (515,640)      630,103
Capital expenditure.........           --        25,494
Depreciation and
  amortization (c)..........           --        74,010
Amortization of program and
  film rights...............           --        38,752

                                  MIH LIMITED

27.  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

                                                        YEAR ENDED MARCH 31, 1999
                            ---------------------------------------------------------------------------------
                                                 TECHNOLOGY
                            TELEVISION    -------------------------                   SEGMENT
                             PLATFORMS     MINDPORT       OPENTV       INTERNET        TOTAL       CORPORATE
                            -----------   -----------   -----------   -----------   -----------   -----------
                            (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
REVENUE
External..................   $ 543,944     $ 63,911       $    --        $ --        $ 607,855     $     --
Inter-segmental...........         551        9,355            --          --            9,906       (9,906)
                             ---------     --------       -------        ----        ---------     --------
Total revenue.............   $ 544,495     $ 73,266       $    --        $ --        $ 617,761     $ (9,906)
                             =========     ========       =======        ====        =========     ========
RESULTS
OPERATING LOSS............   $ (20,914)    $ (4,947)      $    --        $ --        $ (25,861)    $(11,917)
Equity results in
  associates..............      (2,053)          --            --          --           (2,053)          --
Equity results in joint
  ventures................     (34,579)          --        (6,640)         --          (41,219)          --
Interest expense..........     (55,403)      (3,064)           --          --          (58,467)     (15,501)
Interest income...........       4,961        4,180            --          --            9,141       53,732
Exchange gains/(losses)...       4,698       (1,516)           --          --            3,182       (3,738)
Dividend income...........       2,573           --            --          --            2,573           --
Profit on sale of joint
  venture.................          --           --            --          --               --       31,093
Income taxation...........      (2,214)       2,155            --          --              (59)        (250)
Minority interest.........         371           --            --          --              371           --
Loss from discontinuing
  operations..............      (9,866)          --            --          --           (9,866)          --
                             ---------     --------       -------        ----        ---------     --------
NET (LOSS)/PROFIT.........   $(112,426)    $ (3,192)      $(6,640)       $ --        $(122,258)    $ 53,419
                             =========     ========       =======        ====        =========     ========
OTHER INFORMATION
Segment assets............   $ 683,747     $129,288       $ 8,088        $ --        $ 821,123     $712,663
Investment in equity
  method associates.......      14,000           --            --          --           14,000           --
Investment in equity
  method joint ventures...      54,924           --            --          --           54,924           --
Segment liabilities.......     854,633       64,697         6,543          --          925,873      430,706
Capital expenditure.......       9,586        1,766            --          --           11,352           --
Depreciation and
  amortization(c).........      47,476        3,690            --          --           51,166          224
Amortization of program
  and film rights.........      32,237           --            --          --           32,237           --

                            YEAR ENDED MARCH 31, 1999
                            --------------------------

                            RECONCILING   CONSOLIDATED
                               ITEMS         TOTAL
                            -----------   ------------
                            (THOUSANDS)   (THOUSANDS)
REVENUE
External..................  $        --     $607,855
Inter-segmental...........           --           --
                            -----------     --------
Total revenue.............  $        --     $607,855
                            ===========     ========
RESULTS
OPERATING LOSS............  $        --     $(37,778)
Equity results in
  associates..............           --       (2,053)
Equity results in joint
  ventures................           --      (41,219)
Interest expense..........       52,545      (21,423)
Interest income...........      (52,545)      10,328
Exchange gains/(losses)...           --         (556)
Dividend income...........           --        2,573
Profit on sale of joint
  venture.................           --       31,093
Income taxation...........           --         (309)
Minority interest.........           --          371
Loss from discontinuing
  operations..............           --       (9,866)
                            -----------     --------
NET (LOSS)/PROFIT.........  $        --     $(68,839)
                            ===========     ========
OTHER INFORMATION
Segment assets............  $  (757,559)(b)   $776,227
Investment in equity
  method associates.......           --       14,000
Investment in equity
  method joint ventures...           --       54,924
Segment liabilities.......     (757,559)(b)    599,020
Capital expenditure.......           --       11,352
Depreciation and
  amortization(c).........           --       51,390
Amortization of program
  and film rights.........           --       32,237

                                  MIH LIMITED

27.  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

                                                        YEAR ENDED MARCH 31, 1998
                            ---------------------------------------------------------------------------------
                                                 TECHNOLOGY
                            TELEVISION    -------------------------                   SEGMENT
                             PLATFORMS     MINDPORT       OPENTV       INTERNET        TOTAL       CORPORATE
                            -----------   -----------   -----------   -----------   -----------   -----------
                            (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
REVENUE
External..................   $487,757      $ 12,781        $ --         $    --      $ 500,538     $     --
Inter-segmental...........         --         4,719          --              --          4,719           --
                             --------      --------        ----         -------      ---------     --------
TOTAL REVENUE.............   $487,757      $ 17,500        $ --         $    --      $ 505,257     $     --
                             ========      ========        ====         =======      =========     ========
RESULTS
OPERATING LOSS............   $(30,282)     $ (3,035)       $ --         $    --      $ (33,317)    $ (8,165)
Equity results in
  associates..............     (2,783)           --          --              --         (2,783)          --
Equity results in joint
  ventures................       (556)       (4,535)         --              --         (5,091)          --
Interest expense..........    (57,704)         (555)         --              --        (58,259)      (1,825)
Interest income...........      3,552         1,647          --              --          5,199       49,001
Exchange gains/(losses)...     (9,506)          672          --              --         (8,834)       2,785
Dividend income...........         --            --          --              --             --        3,177
Profit on sale of joint
  venture.................         --            --          --              --             --        2,647
Income taxation...........     (1,658)       (2,777)         --              --         (4,435)      (3,135)
Minority interest.........      3,793            --          --              --          3,793           --
Loss from discontinuing
  operations..............         --            --          --          (5,181)        (5,181)          --
                             --------      --------        ----         -------      ---------     --------
NET (LOSS)/PROFIT.........   $(95,144)     $ (8,583)       $ --         $(5,181)     $(108,908)    $ 44,485
                             ========      ========        ====         =======      =========     ========
OTHER INFORMATION
Segment assets............   $455,232      $101,806        $ --         $    --      $ 557,038     $539,631
Investment in equity
  method associates.......     12,992            --          --              --         12,922           --
Investment in equity
  method joint ventures...        873         6,231          --              --          7,104           --
Segment liabilities.......    655,229        52,478          --              --        707,707      135,389
Capital expenditure.......     30,441         1,223          --              --         31,664           --
Depreciation and
  amortization(c).........     55,237         2,711          --              --         57,948           62
Amortization of program
  and film rights.........     32,599            --          --              --         32,599           --

                            YEAR ENDED MARCH 31, 1998
                            --------------------------

                            RECONCILING   CONSOLIDATED
                               ITEMS         TOTAL
                            -----------   ------------
                            (THOUSANDS)   (THOUSANDS)
REVENUE
External..................  $        --     $500,538
Inter-segmental...........       (4,719)          --
                            -----------     --------
TOTAL REVENUE.............  $    (4,719)    $500,538
                            ===========     ========
RESULTS
OPERATING LOSS............  $        --     $(41,482)
Equity results in
  associates..............           --       (2,783)
Equity results in joint
  ventures................           --       (5,091)
Interest expense..........       46,923(a)    (13,161)
Interest income...........      (46,302)(a)      7,898
Exchange gains/(losses)...           --       (6,049)
Dividend income...........           --        3,177
Profit on sale of joint
  venture.................           --        2,647
Income taxation...........           --       (7,570)
Minority interest.........           --        3,793
Loss from discontinuing
  operations..............           --       (5,181)
                            -----------     --------
NET (LOSS)/PROFIT.........  $       621     $(63,802)
                            ===========     ========
OTHER INFORMATION
Segment assets............  $  (450,614)(b)   $646,055
Investment in equity
  method associates.......           --       12,992
Investment in equity
  method joint ventures...           --        7,104
Segment liabilities.......     (450,614)(b)    392,482
Capital expenditure.......           --       31,664
Depreciation and
  amortization(c).........           --       58,010
Amortization of program
  and film rights.........           --       32,599

------------------------------

(a) Represents interest income and expenses on loans between Group companies in different segments and Corporate that eliminate on consolidation.

(b) Represents adjustments to the assets and liabilities for the segments relating to inter-Group loans that eliminate on consolidation.

(c) Excludes amortization of program and film rights included in cost of providing services and amortization of goodwill on equity method investments included in equity results in joint ventures and equity results in associates.

                                  MIH LIMITED

27.  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

    SECONDARY REPORTING FORMAT UNDER IAS BY GEOGRAPHICAL SEGMENT

                                              AFRICA AND                                                RECONCILING
                                              MIDDLE EAST   MEDITERRANEAN      ASIA          OTHER         ITEMS         TOTAL
                                              -----------   -------------   -----------   -----------   -----------   -----------
                                              (THOUSANDS)    (THOUSANDS)    (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
YEAR ENDED MARCH 31, 1998
External revenue............................   $487,344       $144,478        $    93      $  91,494     $     --      $ 723,409
Segment assets..............................    216,090        265,912         15,853      1,094,685     (515,640)     1,076,900
Capital expenditure.........................      8,246          5,346          3,537          8,365           --         25,494
YEAR ENDED MARCH 31, 1999
External revenue............................   $406,959       $136,985        $    --      $  63,911     $     --      $ 607,855
Segment assets..............................    362,843        213,288        107,616        850,039     (757,559)       776,227
Capital expenditure.........................      5,091          4,495             --          1,766           --         11,352
YEAR ENDED MARCH 31, 1998
External revenue............................   $381,354       $106,403        $    --      $  12,781     $     --      $ 500,538
Segment assets..............................    290,671        164,561             --        641,437     (450,614)       646,055
Capital expenditure.........................     23,356          7,085             --          1,223           --         31,664

28.  COMMITMENTS AND CONTINGENCIES

    (A)  PROGRAM AND FILM RIGHTS AND SET-TOP BOXES

    At March 31, 2000 the Company had entered into contracts for the purchase of program, film and related rights and set-top boxes. The Company's commitments in respect of these contracts amount to $39.7 million (1999: $30.7 million) and $12.5 million (1999: $20.0 million), respectively.

    (B)  CAPITAL EXPENDITURE

    The Company had capital expenditure commitments at March 31, 2000 and 1999 of $49.4 million and $19.1 million, respectively.

    (C)  LINES OF CREDIT

    At March 31, 2000 the Company had overdraft borrowing facilities of $74.7 million.

    (D)  LOSS INSURANCE

    The Company does not generally carry risk of loss insurance for injury to others, damage to the property of others, or interruption of its business operations.

    (E)  GUARANTEES

    At March 31, 2000 the Company had guarantees of $4.2 million in respect of office and line rental contracts.

    At March 31, 2000 the Company had various performance guarantees issued on behalf of its related parties. These guarantees relate to obligations arising out of license agreements, on which there is currently no settlement limit, the amount of which, however, being determined at the time of non-performance.

                                  MIH LIMITED

28.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    (F)  PLEDGES AND RESTRICTIONS

    At March 31, 2000 the Company pledged investments of $7.9 million, receivables of $5.1 million and cash and cash equivalents of $17.9 million as collateral for certain lines of credit referred to in (c) above.

    (G)  INVESTMENTS

    On February 22, 2000 OpenTV entered into an agreement with EchoStar Communications Corporation (ECC), EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively EchoStar) to develop a hard-drive set-top box. OpenTV purchased from ECC 50% of the shares of OpenStar, a newly formed subsidiary of ECC, in exchange for 2,252,252 shares of OpenTV Class A Ordinary Shares and the contribution of certain OpenTV intellectual property to OpenStar. The shares have been placed in an escrow account until EchoStar has met certain milestones. These shares will revert to OpenTV if EchoStar has not met such milestones within three years of the date of the agreement.

    On March 26, 2000 OpenTV and Spyglass Inc. signed a definitive merger agreement. Under the merger agreement, OpenTV will acquire all of Spyglass's outstanding stock in a stock-for-stock transaction. Spyglass stockholders will receive 0.7236 of an OpenTV Class A Ordinary Share in exchange for each share of Spyglass common stock. The merger agreement, which has been unanimously approved by the Boards of Directors of both companies, is subject to certain customary closing conditions, including regulatory approvals and the approval by the stockholders of both companies.

    (H)  CYPRUS IPO

    During March 2000, MultiChoice (Cyprus) Limited, a subsidiary of the Company, received funds of $6.0 million for the issue of new shares relating to a private placement. The funds received have been recorded as a current liability subject to the initial public offering, which was consummated on April 4, 2000.

    (I)  CLAIMS

    On October 12, 1999 one of OpenTV's former employees filed a complaint against OpenTV in a California State court alleging wrongful termination and other related claims seeking monetary damages. OpenTV believes that the litigation is without merit and intends to defend itself vigorously. The matter is in the early stages of discovery and accordingly the amount of possible loss or range of loss, if any, can not be made.

29.  FOREIGN CURRENCY MANAGEMENT

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

    The Company uses foreign currency forward exchange contracts, which typically expire within one year, to hedge payments of foreign currencies related to the purchase of goods and services in currencies other than the functional currency. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. The Company had foreign exchange forward contracts on hand at

                                  MIH LIMITED

29.  FOREIGN CURRENCY MANAGEMENT (CONTINUED)
March 31, 2000 hedging South African Rand against the US dollar. The Company does not currently hold or issue derivative financial instruments for trading purposes.

    The contractual amounts, exchange rates and settlement dates of the outstanding contracts at March 31, 2000 are set out below:

                                     CONTRACTUAL   AVERAGE
                                       AMOUNTS     EXCHANGE
                                     (THOUSANDS)    RATES              SETTLEMENT DATES
                                     -----------   --------   -----------------------------------
South African Rand/US dollar.......    113,419       6.67     April 3, 2000 to April 2, 2001

30.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                                   MARCH 31, 2000              MARCH 31, 1999
                                              -------------------------   -------------------------
                                               CARRYING                    CARRYING
                                                 VALUE      FAIR VALUE       VALUE      FAIR VALUE
                                              (THOUSANDS)   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
                                              -----------   -----------   -----------   -----------
ASSETS:
  Cash and cash equivalents.................   $284,593      $284,593       $56,099       $56,099
  Receivables...............................     99,655        99,655        93,007        93,007
  Marketable securities.....................     27,225        27,225         1,190         1,190
LIABILITIES
  Payables and provisions...................    229,725       229,725       232,867       232,867
  Short-term borrowings.....................     95,409        95,409       117,486       117,486
  Long term debt............................    304,760       304,760       248,547       248,547
OFF-BALANCE-SHEET INSTRUMENTS
  Forward exchange contracts................    113,419       111,244        70,885        67,457

31.  PENSION FUNDS

    The Company has defined contribution plans covering employees of most of its subsidiaries. The Company's contributions under these plans are based primarily on the performance of the business units and employee compensation. Total expense amounted to $7.3 million for 2000, $7.1 million for 1999 and $3.8 million for 1998.

32.  POST-RETIREMENT BENEFITS

    MCA provides post-retirement benefits by way of medical aid contributions. At March 31, 2000 and 1999 the provision for benefits is $2.1 million and $2.7 million, respectively. During the year ended March 31, 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits plan in exchange for an increase of MCA's annual contributions to the retirement benefit fund. The provision is gradually released to operating results to match the additional contributions to the retirement benefit plan.

                                  MIH LIMITED

33.  EMPLOYEE STOCK OPTION PLANS

    The following employee stock option plans were in operation during the financial year:

    (A)  MIHH

    MIH management and employees participate in the Stock Option Plan of the Company's parent company, MIHH (the MIHH Plan). Under the MIHH Plan, MIHH may grant options to its employees for up to 26.4 million shares of MIHH's common stock. Stock options may be granted with an exercise price of not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

    Activity under the MIHH Plan is as follows:

                                       MARCH 31, 2000            MARCH 31, 1999            MARCH 31, 1998
                                   -----------------------   -----------------------   -----------------------
                                                WEIGHTED                  WEIGHTED                  WEIGHTED
                                                 AVERAGE                   AVERAGE                   AVERAGE
                                                EXERCISE                  EXERCISE                  EXERCISE
                                    SHARES     PRICE (ZAR)    SHARES     PRICE (ZAR)    SHARES     PRICE (ZAR)
                                   ---------   -----------   ---------   -----------   ---------   -----------
Outstanding at April 1, 1999,
  1998 and 1997..................  5,432,170     R 14.01     3,514,976     R 14.95       734,749     R 10.40
Granted..........................    552,169       44.59     2,467,690       11.96     3,082,000       15.79
Exercised........................   (841,083)      14.40      (393,523)      13.56      (150,856)      10.39
Forfeited........................   (563,674)      19.90      (156,973)      15.15      (150,917)      14.47
                                   ---------     -------     ---------     -------     ---------     -------
Outstanding at March 31, 2000,
  1999 and 1998..................  4,579,582     R 17.55     5,432,170     R 14.01     3,514,976     R 14.95
                                   =========     =======     =========     =======     =========     =======

    The following table summarizes information about the stock options outstanding at March 31, 2000:

                                          WEIGHT
                                         AVERAGE
                        OUTSTANDING     REMAINING         WEIGHTED       EXERCISABLE        WEIGHTED
  RANGE OF EXERCISE     AT MARCH 31,   CONTRACTUAL    AVERAGE EXERCISE   AT MARCH 31,   AVERAGE EXERCISE
     PRICE (ZAR)            2000       LIFE (YEARS)     PRICE (ZAR)          2000         PRICE (ZAR)
  -----------------     ------------   ------------   ----------------   ------------   ----------------
          5.60-10.00       385,782          6.95           R  7.66          87,402           R  6.06
         10.01-22.50     3,842,660          7.62             11.37         222,111             12.50
               39.25       143,320          9.67             39.25              --
               74.00       207,720          9.96             74.00              --
                         ---------                                         -------
                         4,579,482                                         309,513
                         =========                                         =======

    (B)  MIH

    On March 25, 1999 the Company established the MIH Limited Share Scheme (the MIH Plan) under which it may award options for no more than 10% of the total number of ordinary shares. Stock options may be granted with an exercise price of not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

                                  MIH LIMITED

33.  EMPLOYEE STOCK OPTION PLANS (CONTINUED)
    Activity under the MIH Plan is as follows:

                                                              MARCH 31, 2000
                                                           ---------------------
                                                                       WEIGHTED
                                                                        AVERAGE
                                                                       EXERCISE
                                                            SHARES     PRICE ($)
                                                           ---------   ---------
Outstanding at April 1, 1999.............................         --    $   --
Granted..................................................  1,993,877     16.27
Exercised................................................    (78,833)    12.76
Forfeited................................................    (88,795)       --
                                                           ---------    ------
Outstanding at March 31, 2000............................  1,826,249    $16.42
                                                           =========    ======

    The following table summarizes information about the stock options outstanding at March 31, 2000:

                        OUTSTANDING AT          REMAINING
EXERCISE PRICE ($)      MARCH 31, 2000   CONTRACTUAL LIFE (YEARS)
------------------      --------------   ------------------------
       $10.57               880,042                9.00
        18.63               695,607                9.08
        26.50                 9,590                9.33
        28.69                 9,000                9.42
        29.38               176,190                9.50
        52.38                 7,820                9.75
         71.5                48,000                9.92
                          ---------
                          1,826,249
                          =========

    As of March 31, 2000 no options were exercisable.

    (C)  MINDPORT HOLDINGS LIMITED

    On October 14, 1999 Mindport Holdings Limited established the Mindport Holdings Limited Share Scheme (MHL), the Mindport Integrated Business Systems Share Scheme (MIBS) and the Irdeto Access Share Scheme (IA). In terms of the schemes, options of no more than 10% of the total number of ordinary shares of Mindport Holdings Limited, Mindport Integrated Business Systems BV and Irdeto Access BV may be awarded. Stock options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth year after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

                                  MIH LIMITED

33.  EMPLOYEE STOCK OPTION PLANS (CONTINUED)
    Activity under the Plans is as follows:

                                                                        MARCH 31, 2000
                                               ----------------------------------------------------------------
                                                                                        WEIGHTED AVERAGE
                                                           SHARES                      EXERCISE PRICE ($)
                                               -------------------------------   ------------------------------
                                                  MHL        MIBS        IA        MHL        MIBS        IA
                                               ---------   --------   --------   --------   --------   --------
Outstanding at April 1, 1999.................         --        --         --        --         --         --
Granted......................................  2,044,010   187,612    296,954      9.22       8.83       8.30
Exercised....................................   (842,683)       --         --      9.22         --         --
Forfeited....................................         --        --         --        --         --         --
                                               ---------   -------    -------      ----       ----       ----
Outstanding at March 31, 2000................  1,201,327   187,612    296,954      9.22       8.83       8.30
                                               =========   =======    =======      ====       ====       ====

    The following table summarizes information about the stock options at March 31, 2000:

                                                                                  REMAINING CONTRACTUAL LIFE
          RANGE OF EXERCISE PRICE              OUTSTANDING AT MARCH 31,2000                (YEARS)
-------------------------------------------   -------------------------------   ------------------------------
         MHL              MIBS        IA         MHL        MIBS        IA        MHL        MIBS        IA
---------------------   --------   --------   ---------   --------   --------   --------   --------   --------
        $9.22            $8.83      $8.30     1,201,327   187,612    296,954      9.54       9.54       9.54
                                              =========   =======    =======      ====       ====       ====

    (D)  OPENTV CORPORATION

    In January 1998, OpenTV, Inc. adopted the 1998 Stock Option / Stock Issuance Plan (the 1998 Plan). All options outstanding from the 1996 Plan were cancelled and re-granted under the 1998 Plan. Under the 1998 Plan 5,800,000 shares of Class A Common Stock of OpenTV, Inc. were reserved for issuance to directors, officers, employees and consultants of OpenTV, Inc. Options can be granted at a price of not less than 85% of the fair value of a share as determined by OpenTV, Inc.'s board of directors on the date of grant. If the optionee is a 10% stockholder, then the exercise price shall not be less than 110% of the fair value of OpenTV, Inc. on the date of grant. Options granted to employees generally vest 25% after 12 months of continuous service with OpenTV, Inc. and 1/48 over each of the next 36 months. The term of the options is 10 years from the date of grant. Unexercised options generally expire three months after termination of employment with OpenTV, Inc. The optionee has the right to exercise the option immediately. However, the shares are subject to repurchase by OpenTV, Inc. at the exercise price. The repurchase right generally lapses 25% after 12 months of continuous service with OpenTV, Inc. and 1/48 over the next 36 months. A total of 360,366 shares of Class A Common Stock of OpenTV, Inc. was subject to repurchase at December 31, 1999. There were no shares of common stock subject to repurchase at December 31, 1998.

    In February 1999, OpenTV, Inc. adopted the Amended and Restated 1998 Option / Stock Issuance Plan (the Amended 1998 Plan). Under the Amended 1998 Plan, options can be granted at not less than 100% of the fair value of a share as determined by OpenTV, Inc.'s board of directors on the date of grant and the optionee's right to exercise the option immediately was deleted. All other terms and conditions under the Amended Plan are the same as for the 1998 Plan.

    In October 1999, OpenTV adopted the 1999 Share Option / Share Issuance Plan (the 1999 Plan) under which 7,200,000 shares were reserved for issuance. Effective on October 23, 1999 options (the Assumed Options) to purchase 5,141,104 shares of Class A Common Stock of OpenTV, Inc. under its 1998

                                  MIH LIMITED

33.  EMPLOYEE STOCK OPTION PLANS (CONTINUED)
Plan were assigned to and assumed by OpenTV and the Assumed Options now represent the right to purchase an identical number of Class A Ordinary Shares of OpenTV. Class A Ordinary Shares purchased pursuant to the exercise of Assumed Options will reduce and will not be in addition to the total number of shares (7,200,000) available for issuance under the 1999 Plan.

    Activity under the Plan is as follows:

                                                          MARCH 31, 2000          MARCH 31, 1999
                                                       ---------------------   --------------------
                                                                    WEIGHTED               WEIGHTED
                                                                    AVERAGE                AVERAGE
                                                                    EXERCISE               EXERCISE
                                                         SHARES     PRICE($)    SHARES     PRICE($)
                                                       ----------   --------   ---------   --------
Outstanding at April 1, 1999 and 1998................   4,733,249    $10.50    3,531,088    $1.05
Options cancelled under the 1998 Plan................  (5,141,104)       --           --       --
Options assumed under the 1999 Plan..................   5,141,104        --           --       --
Granted..............................................   2,812,460     10.70    2,270,600     1.05
Exercised............................................  (1,757,351)     1.05     (190,538)    1.05
Forfeited/cancelled..................................    (434,796)     3.96     (877,901)    1.05
                                                       ----------    ------    ---------    -----
Outstanding at March 31, 2000 and 1999...............   5,353,562    $ 7.31    4,733,249    $1.05
                                                       ==========    ======    =========    =====

    The following table summarizes information about the stock options outstanding at March 31, 2000:

                                   OPTIONS OUTSTANDING
                        -----------------------------------------        OPTIONS CURRENTLY EXERCISABLE
                             NUMBER           WEIGHTED AVERAGE      ----------------------------------------
                           OUTSTANDING      REMAINING CONTRACTUAL   NUMBER EXERCISABLE AT   WEIGHTED AVERAGE
EXERCISE PRICE          AT MARCH 31, 2000           LIFE               MARCH 31, 2000        EXERCISE PRICE
---------------------   -----------------   ---------------------   ---------------------   ----------------
1.05...$......              2,701,762               8.34                  2,675,262              $1.05
2.10.........                 703,200               9.14                     95,866               2.10
2.90.........                 212,000               9.27                      2,000               2.90
6.00.........               1,080,000               9.42                    269,352               6.00
19.00........                 461,000               9.64                         --
81.00........                  56,600               9.76                         --
88.00........                  28,000               9.67                         --
94.56........                 111,000               9.84                         --
                            ---------                                     ---------
                            5,353,562                                     3,042,480
                            =========                                     =========

    At March 31, 1999 and 2000 vested options to purchase 4,537,711 and 1,333,433 shares of common stock respectively, were exercised.

                                  MIH LIMITED

34. DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The Company's consolidated financial statements are prepared in accordance with IAS, which differs in certain respects from US GAAP. The significant differences that affect the Company's results and shareholders' equity are as follows:

    (A)  EQUITY ACCOUNTING FOR UBC

    Under IAS, the investment in UBC is carried at cost through June 30, 1999. In June 1999 the Company increased its shareholding in UBC to approximately 26.1% and, as a result, exercises significant influence in UBC. Under IAS the company thereafter applies the equity method of accounting for UBC. US GAAP requires a retroactive adjustment of financial statements for an investee that was previously accounted for on a basis other than the equity method when that investee becomes qualified for use of the equity method. The adjustment therefore reflects the effect of applying the equity method to the investment in UBC retroactively under US GAAP.

    (B)  STOCK BASED COMPENSATION

    Under IAS, the Company does not recognize a compensation expense for stock option and stock purchase plans. Under US GAAP, Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" (APB 25) requires that the intrinsic value of the options, defined as the market value of the share at grant date less the exercise price, be recognized as compensation expense prospectively, over the vesting period of the related options. In connection with certain option grants to employees during the year ended March 31, 2000, under the MIH Limited stock option plan, the Company recorded deferred compensation, for stock-based compensation totaling $6.6 million (1999 and 1998:
$Nil), which is amortized over the vesting period of the related options, which is generally between four and five years, resulting in a $1.7 million (1999 and 1998: $Nil) amortization charge for the year ended March 31, 2000 under US GAAP. At March 31, 2000 the Company had unamortized deferred stock compensation of $4.9 million (1999 and 1998: $Nil), which amounts are expected to be fully amortized over the next three to four years.

    The Company has recorded a compensation expense in connection with the acceleration of vesting of options to certain departing employees at their termination dates. The compensation cost of $7.4 (1999 and 1998: $Nil) is measured as the difference between the market value and the exercise price of the MIH and MIHH shares at the termination dates of the employees.

    A compensation cost of $60.3 million (1999 and 1998: $Nil) has also been recorded in connection with a cashless stock grant arising out of the MHL share scheme. The compensation cost is determined based on the fair value of an MHL share on the grant date.

    OpenTV recorded non-cash deferred stock compensation of $9.8 million (1999 and 1998: $Nil), after minority interest of $6.5 million (1999 and 1998: $Nil), for the year ended March 31, 2000 representing the difference between the exercise price and deemed fair market value for options to purchase shares granted to employees and the fair value attributable to stock options granted to non-employees in accordance with the provisions of APB 25 and Emerging Issues Task Force Issue no 96-18. These amounts are being amortized over the vesting period of the option life, which is generally four years. As of March 31, 2000 OpenTV had unamortized deferred stock compensation of $7.9 million (1999 and 1998: $Nil), which is expected to be fully amortized over the next three to four years.

                                  MIH LIMITED

34. DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (C)  STRATEGIC INVESTMENTS

    In October 1999, OpenTV completed a private placement of 23,648,646
Series C-1 Convertible Preference Shares (convertible into 4,729,728 Class A Ordinary Shares) at $1.11 per share (or $5.55 per Class A Ordinary Share), 4,504,504 Series C-2 Convertible Preference Shares (convertible into 900,900 Class A Ordinary Shares) at $1.11 per share (or $5.55 per Class A Ordinary Share), and warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October 2001) at $5.55 per share to America Online, Inc., GIC, Liberty
Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. for net proceeds of $31,3 million. The Series C-1 Convertible Preference Shares and Series C-2 Convertible Preference Shares converted into 5,630,628 Class A Ordinary Shares at the time of OpenTV's public offering. The convertible preference shares have an embedded beneficial conversion feature which, under US GAAP application of EITF 98-5, resulted in a preferred stock dividend of $25.3 million (after minority interests of $5.9 million) in the period ended March 31, 2000. The fair value attributable to the warrants to purchase OpenTV's Class A Ordinary Shares resulted in a non-cash warrant expense of $36.7 million (after minority interests of $27.2 million) in the period ended March 31, 2000. The warrants were valued using the Black-Scholes option pricing model. This expense relating to the beneficial conversion feature and the warrants was off-set by an increase in the dilution gain of $62.0 million that the Company realized as a result of OpenTV's public offering.

    (D)  PERFORMANCE WARRANTS

    In November 1999, OpenTV issued warrants to purchase 700,000 Class A Ordinary Shares at $5.55 per share to GIC. The warrants are exercisable based on GIC meeting certain performance milestones. Under US GAAP the fair value attributable to the performance warrants to purchase OpenTV's Class A Ordinary Shares of $37,5 million was recorded in the period ended March 31, 2000. The fair value was determined using the Black-Scholes option pricing model. A total of $16.1 million (after minority interests of $11.9 million) was amortized as non-cash warrant expense. The remaining amount will be amortized to expenses as the related research and development, and sales and marketing work occurs.

    (E)  PROFIT ON SALE OF INTEREST IN ORBICOM

    In August 1999 the Company disposed of its 20% interest in, and loan to, Orbicom to MIHH, which, in turn, together with its interest of 80%, sold the total investment in Orbicom to M-Cell in exchange for 23,952,096 M-Cell shares with a market value of $39 million. Of this total consideration, $20.6 million was allocated to the Company in the form of 4,432,273 shares in M-Cell with a market value of $7.2 million, and a $13.4 million note receivable from MIHH. The consideration received by the Company, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of the associate of $15 million, as the carrying value of the Orbicom investment was recorded at no value in the accounting records of the Company.

    Under IAS, it is appropriate for MIH to recognize the gain on the sale of interest in Orbicom, regardless of the related party nature of the transaction and the disproportionate allocation of proceeds. Based on positions taken by the Securities and Exchange Commission (SEC), under US GAAP this transaction is evaluated as a transaction between entities under common control, whereby generally no gains or losses are recognized on the sale of an asset. Any gains or losses are accounted for as a capital contribution or distribution. The sale of Orbicom to a third party was executed simultaneously with the sale of the 20% interest by MIH to MIHH. The sale of MIH's interest in Orbicom to MIHH was a way to convenience the transaction with the third party and it is, therefore, appropriate to recognize a proportionate share of the profit generated in the transaction. However, the excess of the consideration received over the proportionate share of the total consideration amounting to $8.6 million is accounted for as a capital contribution by MIHH under US GAAP.

                                  MIH LIMITED

I RECONCILIATION OF NET LOSS AND SHAREHOLDERS' EQUITY (IN THOUSANDS, EXCEPT PER SHARE DATA):

                                                                 YEAR ENDED MARCH 31,
                                                        ---------------------------------------
                                                           2000          1999          1998
                                                        -----------   -----------   -----------
                                                        (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
NET LOSS UNDER IAS....................................  $   (17,024)  $   (68,839)  $   (63,802)
US GAAP ADJUSTMENT:
  (a) Equity accounting for UBC.......................       10,476        (5,193)      (15,482)
  (b) Stock-based compensation........................      (85,791)           --            --
  (c) Strategic investment--non-cash warrant
    expense...........................................      (63,900)           --            --
        --beneficial conversion feature...............      (31,250)           --            --
  (d) Performance warrants............................      (28,025)           --            --
  (e) Profit on sale of Orbicom.......................       (8,557)           --            --
  Effect of adjustment on dilution gain...............       95,150            --            --
  Effect of adjustments on minority interests.........       18,458            --            --
                                                        -----------   -----------   -----------
NET LOSS UNDER US GAAP................................  $  (110,463)  $   (74,032)  $   (79,284)
                                                        ===========   ===========   ===========
Weighted average common shares outstanding............   50,790,662    38,235,000    38,235,000
                                                        ===========   ===========   ===========
NET LOSS PER SHARE UNDER US GAAP......................  $     (2.17)  $     (1.94)  $     (2.07)
                                                        ===========   ===========   ===========
NET LOSS UNDER US GAAP CONSISTS OF:
  Loss from continuing operations.....................  $  (102,858)  $   (64,166)  $   (74,103)
  Loss from discontinuing operations..................       (3,813)       (9,866)       (5,181)
  Loss arising on discontinuing operations............       (4,065)           --            --
                                                        -----------   -----------   -----------
  Net loss............................................  $  (110,736)  $   (74,032)  $   (79,284)
                                                        ===========   ===========   ===========
BASIC AND DILUTED PER SHARE AMOUNTS:
  Continuing operations...............................  $     (2.01)  $     (1.68)  $     (1.94)
  Discontinuing operations............................        (0.16)        (0.26)        (0.13)
                                                        -----------   -----------   -----------
  Basic and diluted net loss per share under US
    GAAP..............................................  $     (2.17)  $     (1.94)  $     (2.07)
                                                        ===========   ===========   ===========
RECONCILIATION OF SHAREHOLDERS' EQUITY:
TOTAL SHAREHOLDERS' EQUITY UNDER IAS..................  $   364,682   $   176,683   $   253,573
US GAAP ADJUSTMENT:
  (a) Equity accounting for UBC.......................      (19,454)      (29,930)      (24,883)
  (b) Stock-based compensation........................      (16,322)           --            --
  (c) Strategic investment -- non-cash warrant
    expense...........................................      (63,900)           --            --
          -- beneficial conversion feature............      (31,250)           --            --
  (d) Performance warrants............................      (28,025)           --            --
  Effect of adjustment on dilution gain...............       95,150            --            --
  Effect of adjustments on minority interests.........       18,458            --            --
                                                        -----------   -----------   -----------
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP..............  $   319,339   $   146,753   $   228,690
                                                        ===========   ===========   ===========

                                  MIH LIMITED

II  ADDITIONAL DISCLOSURE REQUIREMENTS

    (A) CERTAIN RISK CONCENTRATIONS

    The Company is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments with high-quality institutions. The Company's policy is designed to limit exposure to any one institution and invest its excess cash in low-risk investment accounts. No losses have been experienced on such accounts. At
March 31, 2000 cash and current investments were held with numerous financial institutions.

    The Company's digital programming is, or will be transmitted to customers through different satellites around the world, and in certain regions its terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, the Company receives a significant amount of its programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations. Although the Company has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the Company. Disruption of satellite transmissions could have a material adverse effect on the Company.

    (B) STOCK-BASED COMPENSATION

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

                                                         YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                       MARCH 31, 2000   MARCH 31, 1999   MARCH 31, 1998
                                                       --------------   --------------   --------------
(IN THOUSANDS EXCEPT FOR PER SHARE DATA)
Net loss...............................  As reported      $(17,024)        $(68,839)        $(63,802)
                                         PRO FORMA         (28,497)         (70,079)         (64,678)
Net loss per share.....................  As reported         (0.34)           (1.80)           (1.67)
                                         PRO FORMA           (0.56)           (1.83)           (1.69)

    The weighted-average fair values of options that were granted during financial year 2000 were R25.30, $9.14, $4.92 and $18.18 for the MIHH, MIH, Mindport and OpenTV Plans, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the MIHH, MIH and Mindport Plans: dividend yield of 0%; expected volatility of 30%; an expected life of six years; and an expected risk-free interest rate of 14.9%, 12.7%, and 12.0% for 1998, 1999 and 2000, respectively. For the OpenTV Plan the following weighted average assumptions were used for grants during financial year 2000: dividend yield of 0%; expected volatility of 138%; an expected life of five years; and an expected risk-free interest rate of 525% to 6.0%.

    (C) RESTRICTED NET ASSETS

    The net assets of certain of MIH's subsidiaries and associates are subject to regulatory restrictions with regard to the transfer of such assets to MIH in the form of loans, advances or cash dividends without

                                  MIH LIMITED

II ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED) the consent of regulatory authorities. The restrictions primarily relate to foreign exchange control regulations in South Africa, which prescribe that South African residents and companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve Bank. These exchange control regulations effectively prevent MIH from receiving distributions from its South African subsidiaries, without regulatory approval. The total net assets of subsidiaries subject to such restrictions at March 31, 2000, amounts to approximately $46.6 million (1999: $46.8 million).

    The following are the condensed balance sheets and statements of operations and cash flow for MIH Limited as of March 31, 2000 and 1999 and the years then ended. Investments in subsidiaries, associates and joint ventures are accounted for using the equity method of accounting.

                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
BALANCE SHEETS

                                        ASSETS

CURRENT ASSETS
  Cash and cash equivalents.................................   $   3,662      $  5,669
  Other receivables.........................................       1,542         2,207
  Net amounts owing by related parties......................      10,478         4,525
                                                               ---------      --------
                                                                  15,682        12,401
NON-CURRENT ASSETS
  Long-term investments.....................................     380,974       299,801
                                                               ---------      --------
    TOTAL ASSETS............................................   $ 396,656      $312,202
                                                               =========      ========

                                      LIABILITIES

CURRENT LIABILITIES
  Current portion of long-term debt.........................   $      --      $ 33,012
  Accrued expenses and other current liabilities............       1,902        46,880
  Amounts owing to related parties..........................      30,072        55,627
                                                               ---------      --------
    TOTAL LIABILITIES.......................................      31,974       135,519
                                                               ---------      --------

                                 SHAREHOLDERS' EQUITY

  Share capital.............................................     807,116       589,552
  Accumulated loss..........................................    (399,410)     (382,386)
  Foreign currency translation adjustment...................     (43,024)      (30,483)
                                                               ---------      --------
    TOTAL SHAREHOLDERS' EQUITY..............................     364,682       176,683
                                                               ---------      --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............   $ 396,656      $312,202
                                                               =========      ========

                                  MIH LIMITED

II  ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
STATEMENTS OF OPERATIONS
General and administrative expenses........................   $    (634)     $ (2,850)    $  (6,587)
Financial results, net.....................................         628        (4,181)        8,311
Equity results in associates, joint ventures and
  subsidiaries.............................................    (131,189)      (92,901)      (59,812)
Profit on sale of associate................................      15,199            --            --
Profit on sale/dilution of subsidiaries and joint venture,
  net......................................................      98,972        31,093            --
Income taxation............................................          --            --        (5,714)
                                                              ---------      --------     ---------
Net loss for the year......................................   $ (17,024)      (68,839)       63,802
                                                              =========      ========     =========

STATEMENTS OF CASH FLOW
Net cash used in operating activities......................   $    (634)     $ (2,850)    $ (20,528)
                                                              ---------      --------     ---------
Disposal of investments....................................          --            --       269,222
Acquisition of associates and subsidiaries.................    (140,071)      (76,214)     (103,474)
                                                              ---------      --------     ---------
Net cash used in investing activities......................    (140,071)      (76,214)      165,748
                                                              ---------      --------     ---------
Finance (cost)/income......................................         628        (4,181)        2,488
Proceeds from issue of share capital.......................     171,102            --            --
Dividends paid.............................................          --            --       (51,816)
Bank overdrafts and loans repaid...........................     (33,001)           --       (12,720)
                                                              ---------      --------     ---------
Net cash generated by/(used in) financing activities.......     138,729        (4,181)      (62,048)
                                                              ---------      --------     ---------
Net (decrease)/increase in cash and cash equivalents.......      (1,976)      (83,245)       83,172
Cash and cash equivalents at beginning of year.............       5,669        89,226         6,728
Translation adjustment on cash and cash equivalents........         (31)         (312)         (674)
                                                              ---------      --------     ---------
Cash and cash equivalents at end of year...................   $   3,662      $  5,669     $  89,226
                                                              =========      ========     =========

                                  MIH LIMITED

II  ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)
    (D) SIGNIFICANT ASSOCIATES: SUMMARIZED FINANCIAL INFORMATION

    The following are the summarized balance sheets and statements of operations for M-Net/SuperSport, as derived from their audited financial statements and converted to US dollars.

                                                                  M-NET /SUPERSPORT
                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                                              (THOUSANDS)   (THOUSANDS)
Current assets..............................................    $163,849      $162,602
Non-current assets..........................................     100,049        98,872
                                                                --------      --------
TOTAL ASSETS................................................    $263,898      $261,474
                                                                ========      ========
Current liabilities.........................................     135,895       141,041
Non-current liabilities.....................................      29,182        25,109
                                                                --------      --------
TOTAL LIABILITIES...........................................     165,077       166,150
                                                                --------      --------
TOTAL SHAREHOLDERS'EQUITY...................................      98,821        95,324
                                                                --------      --------
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY...................    $263,898      $261,474
                                                                ========      ========
Net sales...................................................    $263,543      $231,060
Operating profit............................................      23,865        23,596
Net profit..................................................      20,836        11,946

    (E) COMPREHENSIVE INCOME

                                                                            MARCH 31,
                                                             ---------------------------------------
                                                                2000          1999          1998
                                                             -----------   -----------   -----------
                                                             (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
Net loss...................................................    $(17,024)     $(68,839)     $(63,802)
Foreign currency translation adjustment....................     (12,541)       (8,051)      (32,461)
                                                               --------      --------      --------
Comprehensive loss.........................................    $(29,565)     $(76,890)     $(96,263)
                                                               ========      ========      ========

    (F) RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company adopted this standard on January 1, 1999 and its adoption did not have a material impact on our results of operations, financial position or cash flows.

    In April 1998, AcSEC issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which is effective for financial years beginning after December 15, 1998 and provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization

                                  MIH LIMITED

II ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED) costs to be expensed as incurred. As the Company has historically expensed these costs, the adoption of SOP 98-5 on January 1, 1999 did not have any impact on our results of operations, financial position or cash flows.

    In December 1998, AcSEC released SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor specific objective evidence (VSOE) of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and
(3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied. The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in financial years beginning after March 15, 1999. Retroactive application is prohibited. The Company does not expect the adoption of SOP 98-9 to have a material effect on the Company's current revenue recognition policies.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101 or SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company believes that the impact of SAB 101 will not have a material effect on the financial position or results of its operations.

    SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" is effective for financial years beginning after June 15, 2000. It will be effective for the Company's financial statements for the year ended March 31, 2001 unless the required implementation date is postponed by the FSAB. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. Management is currently assessing the impact of adopting this statement on its financial statements.

    The IAS has issued IAS 17 (revised 1997), "Leases," which supersedes IAS 17, "Accounting for Leases" and is operative for financial statements covering periods beginning on or after January 1, 2000. The changes from the original IAS 17 do not fundamentally alter the accounting treatments. The Company does not expect a material impact on its financial statements as a result of adopting IAS 17 (revised 1997).

    In March of 1999, the IASC published IAS 39, "Financial Instruments--Recognition and Measurement." The standard becomes effective for the financial statements for the year ending March 31, 2002. IAS 39 establishes standards for recognizing, measuring and disclosing information about an enterprise's financial assets and financial liabilities, including accounting for hedging transactions. Management is assessing the impact this standard may have on the financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE DIRECTORS AND SHAREHOLDERS OF
UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED

    We have audited the accompanying consolidated balance sheets of United Broadcasting Corporation Public Company Limited and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flow and changes in shareholders' equity for each of the three years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of United Broadcasting Corporation Public Company Limited management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Broadcasting Corporation Public Company Limited and its subsidiaries as of December 31, 1999 and 1998, and the consolidated results of its operations, cash flows and changes in shareholders' equity for each of the three years in the three year period ended December 31, 1999, in conformity with the International Accounting Standards.

    International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results for each of the two years in the two year period ended December 31, 1999 and shareholders' equity as of December 31, 1999 and 1998 to the extent summarized in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers ABAS Ltd.
Bangkok, Thailand

March 23, 2000

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                                                                           1999         1999          1998
                                                               NOTES      US$'000     BAHT'000      BAHT'000
                                                              --------   ---------   -----------   -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................      5      $  49,178    B1,848,116    B2,849,173
Accounts receivable, net....................................      6          4,803       180,488       163,660
Amounts owed by related parties.............................     25          1,884        70,791        58,397
Refundable Value Added Tax, net.............................      7          6,701       251,818       179,319
Other current assets........................................      8          2,610        98,082        79,176
                                                                         ---------   -----------   -----------
  Total Current Assets......................................                65,176     2,449,295     3,329,725
                                                                         ---------   -----------   -----------
NON-CURRENT ASSETS
Tangible fixed assets, net..................................     10        113,833     4,277,864     5,750,420
Goodwill, net...............................................     11         77,249     2,903,027     3,133,649
Film and program rights, net................................     12          6,715       252,334       229,112
Inventories, net............................................     13            857        32,189       201,585
Other non-current assets....................................                   821        30,869        73,543
                                                                         ---------   -----------   -----------
  Total Non-Current Assets..................................               199,475     7,496,283     9,388,309
                                                                         ---------   -----------   -----------
TOTAL ASSETS................................................             $ 264,651    B9,945,578   B12,718,034
                                                                         =========   ===========   ===========

LIABILITIES
CURRENT LIABILITIES.........................................
Current portion of finance lease obligations................     16      $   2,474       B92,965       B74,581
Accounts payable............................................                23,813       894,912       600,753
Accrued expenses............................................     14         18,805       706,710       796.086
Amounts owed to related parties.............................     25         11,518       432,834       776,328
Other current liabilities...................................     15         12,466       468,457       198,337
                                                                         =========   ===========   ===========
  Total Current Liabilities.................................                69,076     2,595,878     2,446,085
                                                                         =========   ===========   ===========
NON-CURRENT LIABILITIES
Finance lease obligations...................................     16         53,460     2,009,019     2,050,621
Deferred taxation...........................................     18             --            --            --
Other non-current liabilities...............................     17          5,531       207,847       181,692
                                                                         =========   ===========   ===========
  Total Non-Current Liabilities.............................                58,991     2,216,866     2,232,313
                                                                         =========   ===========   ===========
TOTAL LIABILITIES...........................................               128,067     4,812,744     4,678,398
                                                                         =========   ===========   ===========

Minority interests..........................................     19          2,342        88,022       105,045

SHAREHOLDERS' EQUITY
Share capital...............................................     20
AUTHORIZED: 1999 and 1998 : 780,782,376 common shares Baht
  10 par value..............................................               207,765     7,807,824     7,807,824
                                                                         =========   ===========   ===========
ISSUED: 1999 and 1998 : 740,773,570 common shares
Baht 10 par value, fully paid...............................               197,119     7,407,736     7,407,736
Share premium...............................................               177,439     6,668,159     6,668,159
Legal reserve...............................................     20            396        14,893        14,893
Accumulated loss............................................              (240,712)   (9,045,976)   (6,156,197)
                                                                         =========   ===========   ===========
TOTAL SHAREHOLDERS' EQUITY..................................               134,242     5,044,812     7,934,591
                                                                         =========   ===========   ===========
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................             $ 264,651    B9,945,578   B12,718,034
                                                                         =========   ===========   ===========

   The accompanying notes are an integral part of these financial statements

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            FOR 1999, 1998 AND 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     1999        1999          1998          1997
                                         NOTES     US$'000     BAHT'000      BAHT'000      BAHT'000
                                        --------   --------   -----------   -----------   -----------
Net sales.............................      21     $104,984   B 3,945,295   B 2,774,853   B 1,271,427

Operating expenses:
  Cost of providing services..........               81,788     3,073,605     3,067,135     1,220,338
  Selling, general and
    administrative....................               42,673     1,603,643     1,561,268       918,335
  Depreciation and amortization.......   3, 10       42,163     1,584,465       561,627       369,113
  Goodwill amortization...............      11        6,762       254,133       189,516        13,155
  Write-off of assets under consession
    agreements........................      10           --            --       232,626            --
                                                   --------   -----------   -----------   -----------
Total operating expenses..............              173,386     6,515,846     5,612,172     2,520,941

Operating loss........................              (68,402)   (2,570,551)   (2,837,319)   (1,249,514)
Financial results, net................      23       (9,524)     (357,908)     (116,564)   (1,041,560)
Taxation..............................      24          (49)       (1,853)       (1,762)       (1,968)
                                                   --------   -----------   -----------   -----------
Net loss before considering minority
  interest............................              (77,975)   (2,930,312)   (2,955,645)   (2,293,042)
Minority interest.....................      19        1,078        40,533        36,263        22,051
                                                   --------   -----------   -----------   -----------
NET LOSS FOR THE YEAR.................             $(76,897)B  (2,889,779)B  (2,919,382)B  (2,270,991)
                                                   ========   ===========   ===========   ===========
Basic and diluted net loss per
  share...............................             $  (0.10)  B     (3.90)  B     (5.56)  B    (18.34)

Shares used to compute loss per share
  (thousands).........................              740,774       740,774       525,156       123,849

   The accompanying notes are an integral part of these financial statements

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                            FOR 1999, 1998 AND 1997

                                 (IN THOUSANDS)

                                                           1999          1999              1998              1997
                                               NOTES     US$'000       BAHT'000          BAHT'000          BAHT'000
                                              --------   --------   ---------------   ---------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from/(used in) operations....     27      $  8,522        B  320,249       B(1,562,395)      B 2,409,532
Interest received...........................                2,100            78,900            84,700            49,600
Interest paid...............................                  (55)           (2,065)          (10,890)           (3,652)
Tax paid....................................                  (50)           (1,853)           (1,853)           (1,968)
                                                         --------   ---------------   ---------------   ---------------
NET CASH FLOWS FROM (USED IN) OPERATING
  ACTIVITIES................................               10,517           395,231        (1,490,347)        2,453,512
                                                         --------   ---------------   ---------------   ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of tangible fixed assets
  (net).....................................     10        (6,482)         (243,608)       (1,006,908)       (2,844,766)
Acquisition of program and film rights......     12       (17,165)         (645,061)         (498,689)         (306,090)
Acquisition of subsidiaries, net of cash
  acquired..................................      4            --                --        (3,639.326)       (1,289,665)
Net decrease in other investments...........                   94             3,530           167,157           318,275
                                                         --------   ---------------   ---------------   ---------------
NET CASH (USED IN) INVESTING ACTIVITIES.....              (23,553)         (885,139)       (4,977,766)       (4,122,246)
                                                         --------   ---------------   ---------------   ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from increase in share capital.....     20            --                --         9,351,894         2,260,000
Payment of finance lease obligations........              (13,602)         (511,149)         (490,766)         (196,735)
                                                         --------   ---------------   ---------------   ---------------
NET CASH (USED IN)/FROM FINANCING
  ACTIVITIES................................              (13,602)         (511,149)        8,861,128         2,063,265
                                                         --------   ---------------   ---------------   ---------------
NET INCREASE IN CASH AND CASH EQUIVALENTS...              (26,638)       (1,001,057)        2,393,015           394,531
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  THE YEAR..................................               75,816         2,849,173           456,158            61,627
                                                         --------   ---------------   ---------------   ---------------
CASH AND CASH EQUIVALENTS AT END OF THE
  YEAR......................................      5      $ 49,178       B 1,848,116       B 2,849,173        B  456,158
                                                         ========   ===============   ===============   ===============

   The accompanying notes are an integral part of these financial statements

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                            FOR 1999, 1998 AND 1997

                                 (IN THOUSANDS)

                                      SHARE CAPITAL
                                  ---------------------     SHARE        LEGAL     ACCUMULATED
                                   SHARES      AMOUNT      PREMIUM      RESERVE       LOSS          TOTAL
                                  --------   ----------   ----------   ---------   -----------   -----------
                                    '000     BAHT '000    BAHT '000    BAHT '000    BAHT '000     BAHT '000
AT JANUARY 1, 1997..............   73,000    B  730,000   B1,734,000    B14,893    B  (965,824)  B 1,513,069
Share issue, registered June
  18............................    8,000        80,000      560,000         --             --       640,000
Share issue, registered
  September 12..................   62,201       622,010           --         --             --       622,010
Share issue, registered
  September 22..................   99,799       997,990           --         --             --       997,990
Net loss........................       --            --           --         --     (2,270,991)   (2,270,991)
                                  -------    ----------   ----------    -------    -----------   -----------
AT DECEMBER 31, 1997............  243,000     2,430,000    2,294,000     14,893     (3,236,815)    1,502,078

Share issue, registered May 7...  237,783     2,377,824    1,188,912         --             --     3,566,736
Share issue, registered June
  15............................   77,940       779,402      779,402         --             --     1,558,804
Share issue, registered July
  3.............................   60,000       600,000      900,000         --             --     1,500,000
Share issue, registered July
  10............................   32,051       320,510      320,510         --             --       641,020
Share issue, registered July
  29............................   90,000       900,000    1,185,335         --             --     2,085,335
Net loss........................       --            --           --         --     (2,919,382)   (2,919,382)
                                  -------    ----------   ----------    -------    -----------   -----------
AT DECEMBER 31, 1998............  740,774     7,407,736    6,668,159     14,893     (6,156,197)    7,934,591

Net loss........................       --            --           --         --     (2,889,779)   (2,889,779)
                                  -------    ----------   ----------    -------    -----------   -----------
AT DECEMBER 31, 1999............  740,774    B7,407,736   B6,668,159    B14,893    B(9,045,976)  B 5,044,812
                                  =======    ==========   ==========    =======    ===========   ===========

   The accompanying notes are an integral part of these financial statements

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

    United Broadcasting Corporation Public Company Limited ("UBC") and its subsidiaries, UBC Cable Network Public Company Limited ("UBC Cable"), Satellite Service Company Limited and Cineplex Company Limited, are engaged in the operation of pay television networks (Digital Satellite Television and Cable Service, respectively) under concessions received from the Mass Communication Organization of Thailand, under agreements dated April 17, 1989 and June 6, 1994 respectively, and amendments thereto dated May 19, 1994 and November 9, 1994, respectively, which expire on September 30, 2014 and December 31, 2019, respectively. Under the aforesaid agreements, the Company and UBC Cable must pay annual fees to the Mass Communication Organization of Thailand based on a certain percentage of certain service income or at the minimum fee as specified in each of those agreements, whichever is higher. In addition, the Company and UBC Cable, according to the aforesaid agreements, must transfer the ownership of certain equipment procured for the operations of television networks to the Mass Communication Organization of Thailand within the periods specified in each of those agreements.

    UBC and its subsidiaries are referred to as the Company or the Group.

2.  PRINCIPAL ACCOUNTING POLICIES

    The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards ("IAS") issued by the International Accounting Standards Committee. IAS have been applied for the first time for the periods presented in these financial statements. The financial statements have been prepared on the historical cost basis. The Company has adopted IAS 22 (revised 1998) "Business Combinations", IAS 36 "Impairment of Assets", IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and IAS 38 "Intangible Assets" with effect from January 1, 1998. The accounting policies for Business Combinations and goodwill, impairment of assets provisions and contingent liabilities and assets, and intangible assets applied for impairments of assets for the years ended December 31, 1997 were consistent with IAS 22 (revised 1998), IAS 36, IAS 37 and IAS 38.

    The Company has implemented the following revised or new International Accounting Standards in 1997, in advance of their effective dates.

    - IAS 1--Presentation of financial statements

    - IAS 12--Income Taxes

    - IAS 14--Segment Reporting

    - IAS 17--Leases

    - IAS 33--Earnings per share

    The Company has implemented the following revised or new International Accounting Standards in 1998 in advance of their effective dates.

    - IAS 19--Employee benefits

    There are no changes in accounting policy that affect operating losses resulting from the adoption of the above standards in these fianancial statements as the Group was already following the recognition and measurement principles in these standards.

    Preparation of the consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED) amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(A)  BASIS OF CONSOLIDATION

    Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date of disposal. All intercompany transactions, balances, and unrealized surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

    The following are United Broadcasting Corporation Public Company Limited's subsidiaries:

                                        DECEMBER 31,
                                     -------------------
COMPANY                                1999       1998             NATURE OF BUSINESS            COUNTRY
-------                              --------   --------   -----------------------------------  ---------
                                        %          %
Rainbow Media Co., Ltd.............   99.99      99.99     Not operating                        Thailand
IBC Symphony Co., Ltd..............   99.99      99.99     Not operating                        Thailand
Home Vision Entertainment Co.,        99.99      99.99     Not operating                        Thailand
  Ltd..............................
Cineplex Co., Ltd..................   99.99      99.99     Program production                   Thailand
UBC Cable Network Public Co.,         98.62      97.85     Pay television via cable system      Thailand
  Ltd..............................
Satellite Services Co., Ltd........   97.17      96.22     Sale and rental of equipment for     Thailand
                                                           Digital Satellite Television and
                                                           cable transmission, signal
                                                           compression service and signal
                                                           installation and connection service
International Broadcasting            70.00      70.00     Not operating                        Cambodia
  Corporation (Cambodia)
  Co.,Ltd..........................
International Broadcasting               --      70.00     Not operating                        Laos
  Corporation (Laos) Co., Ltd......

    During 1999 the Company's subsidiary in Laos was liquidated.

(B)  FOREIGN CURRENCIES

    The Company's reporting currency is the Thai Baht since out operations are located in Thailand and the majority of our cash flows are in Thai Baht.

    Foreign currency transactions in Group companies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement. Such balances are translated at period-end exchange rates unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

2.  PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(C)  CONVENIENCE TRANSLATION

    For convenience only a translation to the U.S. dollar is provided for the balance sheet, statement of operations and cash flows as of and for the year ended December 31, 1999 using the U.S. Federal Reserve exchange rate as of December 31, 1999 of 37.58 Thai Baht to the U.S. dollar. Such translation amounts are unaudited and should not be construed as representations that the Thai Baht amounts represent, or have been or could be, converted in U.S. dollars at that or any other rate.

(D)  CASH AND CASH EQUIVALENTS

    Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

(E)  TRADE ACCOUNTS RECEIVABLE

    Trade receivables are carried at anticipated realizable value. The Company records an allowance for doubtful accounts, which is equivalent to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

(F)  FILM AND PROGRAM RIGHTS

    Film rights are stated at acquisition cost less accumulated amortization. Licences are recorded as assets and liabilities for rights acquired and obligations incurred under licence agreements when the licence period begins, the cost of each program is known or reasonably determinable, we have accepted the program material and it is available for the first showing. Sport rights are written off upon showing the event and general entertainment and films are amortized on a straight-line basis over the period of the license or based on showings where the number of showings is limited. Amortization of program and film rights is included in the cost of providing services. The costs of in-house programs are expenses off as incurred.

(G)  TANGIBLE FIXED ASSETS

    Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or if shorter, the lease term, based on the following useful lives:

                                                              1999                  1998
                                                            --------      --      --------
                                                             YEARS                 YEARS
Leasehold improvements....................................      5                      5
Leased transponder equipment..............................     10                     10
Transmission receiving equipment..........................    3-5                   3-10
Assets under concession agreements........................      5                      5
Furniture, fixtures and office equipment..................    3-5                    3-5

    Tangible fixed assets includes assets, primarily transmission and receiving equipment, used under concession agreements. These concession agreements are Build Transfer Operate ("BTO") agreements, whereby the Company constructs and pays for certain broadcasting assets, but transfers ownership of those

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED) assets to the Mass Communication Organization of Thailand ("MCOT"). The Company retains the right to use these assets during the concession period. At the end of the useful life of the concession period these assets are delivered to MCOT. These assets are capitalized and depreciated over the shorter of the useful life of five years and the remaining concession period. As of December 31, 1999 the remaining concession period exceeded the remaining useful life of the concession assets.

    Leased transponder equipment is depreciated over the lease term of 10 years, which is shorter than the estimated useful economic life of the equipment. The Company's policy is to review useful lives periodically to assess whether original estimates are still applicable. If expectations are significantly different from previous estimates the depreciation charge for current and future periods is adjusted. As set out in note 3, in the year ended December 31, 1999 the Company revised its estimate of the useful life of decoder equipment from 10 years to 5 years. Gains and losses on disposal of leasehold improvement and equipment are determined by reference to their carrying amount and are taken into account in determining results.

(H)  GOODWILL

    Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable tangible and intangible assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life, ranging from seven years eight months to 15 years.

(I)  LEASES

    Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to results over the lease period. The equipment acquired under finance leasing contracts is depreciated over the shorter of the useful life of the asset and the lease term. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(J)  INVENTORIES

    Inventories comprise set-top boxes and other equipment for receiving subscription television services via the satellite platform, cable television and MMDS equipment. Inventories on hand are valued at cost. An allowance is recorded against cost where, in the opinion of the Company, there is diminution in value arising on obsolete and defective inventories, or is otherwise required by changes in circumstances. Cost of equipment for receiving subscription services via the satellite platform is determined by the average cost method. Costs of equipment for receiving subscription cable television services and MMDS equipment are determined using the first-in, first-out method. Inventories are reclassified to tangible fixed assets when placed in service.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

2.  PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(K)  LONG-LIVED ASSETS

    The Company assesses annually whether there is any indication that any of its long-lived assets, including goodwill and other intangible assets, may be impaired. The carrying value of a long-lived asset is considered impaired when the recoverable value of the asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the recoverable value of the long-lived asset. Recoverable value is determined as the higher of value in use, determined using anticipated cash flows discounted at a rate commensurate with the risk involved and market value less estimated costs of disposal. Impairment losses are charged to the statement of operations.

(L)  TAXATION

    Provision is made for all taxes payable in respect of taxable profits earned in the year. The Company also provides at current rates for taxation on all temporary differences between income for financial reporting and fiscal purposes under the liability method. Currently enacted tax rates are used to determine deferred income tax.

(M)  MINORITY INTEREST

    The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of the subsidiaries.

(N)  EMPLOYEE BENEFITS

    The Company operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Current contributions to the pension funds operated for employees are charged to the Statement of Operations as incurred. Employee entitlements to annual leave are recognized when they accrue to the employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(O)  PROVISIONS

    Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(P)  REVENUE RECOGNITION

    Revenue is derived from connection and installation fees, monthly subscription fees, the sale of set-top boxes, sponsorship agreements and maintenance services. Revenue from equipment installation and connection fees is recognized when the installation is accomplished, to the extent of the direct selling and installation costs incurred. Any excess is deferred and recognized over the estimated subscription period. For the periods presented, such revenues did not exceed expenses. Revenue from monthly subscription fees is recognized in the month in which the service is provided, commencing from completion of installation. Monthly subscription fees include a rental charge to subscribers who rent, rather than purchase set-top boxes. Revenue on the sale of set-top boxes is recognized upon delivery and acceptance of

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED) the set-top box by the customer. Revenue from sponsorship agreements is recognized upon the showing of the program for which the sponsorship payments are made. Revenue from maintenance services is recognized when the maintenance service is completed. Deferred revenue is recorded as a liability and recognized as income as services are rendered according to the terms of subscribers' agreements.

(Q)  ADVERTISING COSTS

    Advertising costs are expensed in the financial period during which they are incurred.

(R)  DIVIDENDS

    Interim dividends are payable when declared by the directors, annual dividends proposed are payable when declared by the directors and approved by the shareholders. Dividends are recognized in the accounts in the period in which they are declared. Dividends declared by United Broadcasting Corporation Public Company Limited are payable in Thai Baht.

(S)  FINANCIAL INSTRUMENTS

    Financial instruments carried on the balance sheet include cash and bank balances, receivables, trade creditors, leases and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. The Company and its subsidiaries are also parties to financial instruments that reduce exposure to fluctuations in foreign currency exchange rates. The accounting policy for such transactions is described in (b) above.

(T)  EARNINGS PER SHARE

    Loss per share is based on the loss from continuing operations divided by the weighted average number of shares outstanding during each period.

(U)  SEGMENT REPORTING

    Based on the risks and rewards associated with the Company's business, its organizational structure and the system of internal financial reporting to the board of directors, management has determined that the Company operates in one reportable business and geographical segment.

(V)  RECENTLY ISSUED ACCOUNTING STANDARDS

    In March of 1999, the IASC issued IAS 39, "Financial Instruments:
Recognition and Measurement". IAS 39 will be effective for the Company's financial statements for the year ending December 31, 2001. IAS 39 establishes standards for recognizing, measuring, and disclosing information about the Company's financial assets and financial liabilities including accounting for hedging transactions. Under this Standard, all financial assets and financial liabilities should be recognized on the balance sheet, including all derivatives, and measured primarily at fair value. The Company is currently assessing the impact that this standard may have on the Company's financial statements.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

3. CHANGES IN ACCOUNTING ESTIMATE IN THE USEFUL LIFE OF CERTAIN OPERATING EQUIPMENT

    The Company's policy is to review asset carrying values annually and to adjust depreciation schedules to match estimated remaining useful lives. In the year ended December 31, 1999 the Company has reviewed the useful economic life of decoder equipment included in transmission and receiving equipment in tangible fixed assets in the accounts of its subsidiary, Satellite Services Company Limited and has revised the estimated useful life of decoder equipment to be 5 years inclusive of years already in service. Previously the Company has depreciated such equipment over an estimated useful life of 10 years.

    This change in estimate reflects recent technological and industry developments in the pay television business, as a result of which the Company decided in December 1999 to start offering interactive television services which requires that existing decoder equipment is replaced on accelerated basis. The Company has accounted for this change in estimate on a prospective basis, depreciating the carrying value of the assets of Baht 2,840 million at January 1,1999 over the remaining useful life of the assets at that date, based on the revised useful life of 5 years, minus the years the decoder equipment had been in service. The effect of this change in estimate on the balance sheet at December 31, 1999 is to reduce transmission and receiving equipment and total assets by Baht 689.8 million. The effect of this change in estimate on the results for the year ended December 31, 1999 is to increase the depreciation charge for the year and increase the net loss before share of loss to minority interest by Baht 689.8 million, and an increase of the net loss per share by Baht 0.93.

4.  SIGNIFICANT ACQUISITIONS AND DIVESTITURES

ACQUISITION OF SATELLITE SERVICE COMPANY LIMITED

    On September 30, 1997, the Company acquired an investment of 70% in the common share capital (111,999,993 common shares) of Satellite Service Company Limited from Shinawatra Satellite Public Company Limited for cash consideration of Baht 1,232 million. Additional investments of 13% in the common share capital (20,800,000 common shares) of Satellite Services Company Limited were also acquired from other former shareholders on that date for cash consideration of Baht 228.7 million. The acquisition was accounted for under the purchase method of accounting. The excess of the consideration over the fair value of the net assets acquired of Baht 420.6 million was allocated to goodwill and is amortized over the seven year eight month period ending May 31, 2005.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

4.  SIGNIFICANT ACQUISITIONS AND DIVESTITURES (CONTINUED)
    Details of the net assets acquired on acquisition of Satellite Services Company Limited are as follows:

                                                               BAHT'000
                                                              ----------
Cash and cash equivalents...................................  B  170,994
Accounts receivable, net....................................      71,958
Related party receivables...................................      27,570
Inventories, net............................................     150,216
Other current assets........................................     248,688
Property, plant and equipment...............................   1,185,286
Other non-current assets....................................         231
Accounts payable and accrued expenses.......................    (189,389)
Related party payables......................................      (9,593)
Other non-current liabilities...............................    (402,926)
Minority interests..........................................    (212,952)
                                                              ----------
FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED..................   1,040,083
Goodwill....................................................     420,576
                                                              ----------
TOTAL PURCHASE PRICE CONSIDERATION..........................   1,460,659
Less:
Cash and cash equivalents acquired..........................    (170,994)
                                                              ----------
CASH OUTFLOW ON ACQUISITION.................................  B1,289,665
                                                              ==========

    Satellite Services Company Limited contributed operating loss of Baht 103.6 million to the Group for the period from October 1, 1997 to December 31, 1997. Satellite Services Company Limited's net assets were Baht 1,149.0 million at December 31, 1997.

    On May 6, 1998 Satellite Services Company Limited increased its share capital from 160 million shares to 360 million shares. All the newly issued shares were fully subscribed by the Company for consideration of Baht 2,000.0 million.

    On July 1, 1998 the Company acquired a further 13.6 million shares in Satellite Services Company Limited from Dhana Siam Finance Public Company Limited ("Dhana Siam") at a total value of Baht 149.6 million. The shares were acquired from a suspended finance company and the valuation attributed to the shares and the consideration paid were determined based on the net assets of the subsidiary as at January 31, 1998. The Company did not become the legal registered owner of the shares until July 1, 1998, since Dhana Siam was a suspended finance company at the time resulting in a delay of the transfer to meet Thai legal and regulatory requirements associated with suspended finance companies.

    On December 30, 1999 Satellite Service Company Limited increased its share capital from 360 million shares to 480 million shares. All the newly issued shares were fully subscribed by the Company for consideration of Baht 1,200.0 million. The new shares were registered with the Thai Ministry of Commerce on January 7, 2000.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

4.  SIGNIFICANT ACQUISITIONS AND DIVESTITURES (CONTINUED)
    The impact of the changes in the Company's shareholdings of Satellite Services Company Limited during 1997, 1998 and 1999 are as follows:

                                                                      INCREASE/
                                                                    (DECREASE) IN               CHANGE IN
                                         INTEREST                   SHARE OF NET                MINORITY
                                         ACQUIRED   CONSIDERATION      ASSETS       GOODWILL    INTERESTS
                                         --------   -------------   -------------   ---------   ---------
                                            %         BAHT '000       BAHT '000     BAHT '000   BAHT '000
September 30, 1997.....................   83.00%     B1,460,659      B1,040,083     B420,576    B212,952
July 1, 1998...........................    8.50%     B  150,000      B   93,040     B 56,549    B(93,040)
May 6, 1998............................    4.72%     B2,000,000      B  (43,445)    B 43,445    B 43,445
December 30, 1999......................    0.94%     B1,200,000      B  (23,510)    B 23,511    B 23,510
                                          -----
                                          97.16%
                                          =====

ACQUISITION OF UBC CABLE, CINEPLEX AND CERTAIN ASSETS

    On February 16, 1998, the Company agreed to acquire 97.85% of the common share capital of UBC Cable Network Public Company Limited for Baht 1,424.8 million, 99.99% of the common share capital of Cineplex Company Limited for Baht
409.4 million, and transmission equipment (collectively the "Acquired UBC Cable Businesses") from Telecom Holding Company Limited and its subsidiaries ("Telecom Holdings") for Baht 1,904.5 million. The consideration for these acquisitions was paid in cash, Baht 3,566.7 thousand of which was used by Telecom Holdings to acquire 237,783 thousand shares of the Company. The acquisition was completed on May 4, 1998 and was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the net liabilities acquired was allocated to goodwill and is amortized over 15 years.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

4.  SIGNIFICANT ACQUISITIONS AND DIVESTITURES (CONTINUED)
    Details of the combined net assets acquired on acquisition of the Acquired UBC Cable Businesses are as follows:

                                                              BAHT '000
                                                              ----------
Cash and cash equivalents...................................  B   75,747
Accounts receivable, net....................................     160,193
Related party receivables...................................      96,510
Inventories, net............................................     253,270
Other current assets........................................     118,020
Property, plant and equipment...............................   1,452,450
Other non-current assets....................................     167,690
Accounts payable and accrued expenses.......................    (637,660)
Related party payables......................................    (589,820)
Other current liabilities...................................     (45,370)
Other non-current liabilities...............................    (128,030)
                                                              ----------
FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED..................     923,000
Goodwill....................................................   2,815,740
                                                              ==========
TOTAL PURCHASE PRICE CONSIDERATION..........................   3,738,740
Less:
Non-cash consideration (non-refundable taxes)...............    (173,253)
Cash and cash equivalents in UBC Cable Businesses...........     (75,747)
                                                              ----------
CASH OUTFLOW ON ACQUISITION.................................  B3,489,740
                                                              ==========

    The subsidiaries acquired by the Company at May 4, 1998 contributed operating loss of Baht 1,567.3 million to the Group for the period from May 4, 1998 to December 31, 1998. Their net liabilities at December 31, 1998 were Baht 1,787.6 million.

    On December 30, 1999 UBC Cable Network Public Company Limited increased its share capital from 232.875 million shares to 362.875 million shares. All the newly issued shares were fully subscribed by the Company and its shareholding increased from 97.85% to 98.62%. No goodwill arose on this acquisition as the Company absorbs the minority's share of net liabilities in the subsidiary. The new shares were registered with the Thai Ministry of Commerce on January 11, 2000.

    On December 30, 1999 Cineplex Co., Ltd increased its share capital from
31.94 million shares to 41.94 million shares. All newly issued shares were fully subscribed by the Company. The new shares were registered with the Thai Ministry of Commerce on January 7, 2000.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

4.  SIGNIFICANT ACQUISITIONS AND DIVESTITURES (CONTINUED)
    The following summarized unaudited pro forma financial information assumes that Satellite Services Company Limited was acquired on January 1, 1997 and the Acquired UBC Cable Businesses were acquired as of January 1, 1998, respectively.

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
PRO FORMA INFORMATION (IN THOUSANDS, EXCEPT PER SHARE DATA)     1998          1997
-----------------------------------------------------------  -----------   -----------
                                                              BAHT '000     BAHT '000
                                                                    (UNAUDITED)
Net sales..............................................      B 3,284,925   B 2,989,871
Net loss...............................................      B(3,402,348)  B(4,025,838)
Loss per share.........................................      B     (6.48)  B    (32.51)

    Pro forma data does not purport to be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented and are not intended to be a projection of future results.

5.  CASH AND CASH EQUIVALENTS

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1999          1998
                                                     -----------   -----------
                                                      BAHT '000     BAHT '000
Cash at bank and in hand...........................  B   831,186   B   934,855
Short term bank deposits...........................    1,016,930     1,914,318
                                                     -----------   -----------
                                                     B 1,848,116   B 2,849,173
                                                     -----------   -----------

    The weighted average effective interest rate of short term bank deposits was 5.84% and 13.95% during 1999 and 1998, respectively.

6.  ACCOUNTS RECEIVABLE

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1999          1998
                                                     -----------   -----------
                                                      BAHT '000     BAHT '000
Trade accounts receivable..........................  B   418,098   B   566,558
Less: Provision for doubtful accounts..............     (237,610)     (402,898)
                                                     -----------   -----------
                                                     B   180,488   B   163,660
                                                     ===========   ===========

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

7.  REFUNDABLE VALUE ADDED TAX

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1999          1998
                                                     -----------   -----------
                                                      BAHT '000     BAHT '000
Refundable Value Added Tax ("VAT").................  B   766,588   B   697,115
Less: Provision for refundable VAT.................     (514,770)     (517,796)
                                                     -----------   -----------
                                                     B   251,818   B   179,319
                                                     ===========   ===========

    The Company provides for VAT balances which are unlikely to be recovered.

8.  OTHER CURRENT ASSETS

                                                               DECEMBER 31,
                                                      -------------------------------
                                                           1999             1998
                                                      --------------   --------------
                                                         BAHT'000         BAHT'000
Other accounts receivable...........................       B  23,140        B  30,282
Prepaid expenses....................................          34,981           35,384
Accrued income......................................          20,264            7,256
Other...............................................          19,697            6,254
                                                      --------------   --------------
                                                           B  98,082        B  79,176
                                                      ==============   ==============

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

9.  VALUATION AND QUALIFYING ACCOUNTS

                                                                                                CREDITED/
                                                                                               (CHARGED) TO
                                                              ARISING ON                        STATEMENT
                                          AT DECEMBER 31,   ACQUISITION OF                          OF         AT DECEMBER 31,
                                               1996           SUBSIDIARY        UTILIZED        OPERATIONS          1997
                                          ---------------   --------------   --------------   --------------   ---------------
                                             BAHT'000          BAHT'000         BAHT'000         BAHT'000         BAHT'000
Allowance for:
Doubtful accounts.......................       B  31,021        B  35,629         B      --       B  39,854         B 106,504
Slow moving and obsolete inventories....          15,268           22,200                --          24,322            61,790
Refundable VAT..........................              --               --                --          87,114            87,114
Deferred taxes..........................         337,824          169,616                --         578,210         1,085,650
                                          --------------    --------------   --------------   --------------   --------------
                                               B 384,113        B 227,445         B      --       B 729,500        B1,341,058
                                          ==============    ==============   ==============   ==============   ==============

                                                                                                CREDITED/
                                                                                               (CHARGED) TO
                                                              ARISING ON                        STATEMENT
                                          AT DECEMBER 31,   ACQUISITION OF                          OF         AT DECEMBER 31,
                                               1997           SUBSIDIARY        UTILIZED        OPERATIONS          1998
                                          ---------------   --------------   --------------   --------------   ---------------
                                             BAHT'000          BAHT'000         BAHT'000         BAHT'000         BAHT'000
Allowance for:
Doubtful accounts (note 6)..............       B 106,504        B 274,204         B      --       B  22,190         B 402,898
Slow moving and obsolete inventories
  (note 13).............................          61,790               --                --          41,407           103,197
Refundable VAT (note 7).................          87,114          173,253                --         257,428           517,796
Deferred taxes..........................       1,085,650          905,534                --         781,197         2,772,381
                                          --------------    --------------   --------------   --------------   --------------
                                              B1,341,058      B 1,352,991         B      --      B1,102,222        B3,796,272
                                          ==============    ==============   ==============   ==============   ==============

                                                                                                CREDITED/
                                                                                               (CHARGED) TO
                                                              ARISING ON                        STATEMENT
                                          AT DECEMBER 31,   ACQUISITION OF                          OF         AT DECEMBER 31,
                                               1998           SUBSIDIARY        UTILIZED        OPERATIONS          1999
                                          ---------------   --------------   --------------   --------------   ---------------
                                             BAHT'000          BAHT'000         BAHT'000         BAHT'000         BAHT'000
Allowance for:
Doubtful accounts (note 6)..............       B 402,898        B      --        B (195,396)      B  30,108         B 237,610
Slow moving and obsolete inventories
  (note 13).............................         103,197               --                --         142,030           245,227
Refundable VAT (note 7).................         517,796               --                --          (3,026)          514,770
Deferred taxes..........................       2,772,381                           (150,328)        785,868         3,407,921
                                          --------------    --------------   --------------   --------------   --------------
                                              B3,796,272        B      --        B (345,724)      B 105,415        B4,405,528
                                          ==============    ==============   ==============   ==============   ==============

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

10.  TANGIBLE FIXED ASSETS

    Tangible fixed assets and the movements comprise (in thousands):

                                                                                       FURNITURE,
                             LEASEHOLD      LEASED      TRANSMISSION   ASSETS UNDER   FIXTURES, AND
                             IMPROVE-    TRANSPONDER    & RECEIVING     CONCESSION       OFFICE       ASSETS UNDER
                               MENTS      EQUIPMENT      EQUIPMENT      AGREEMENTS      EQUIPMENT     CONSTRUCTION      TOTAL
                             ---------   ------------   ------------   ------------   -------------   ------------   -----------
                             BAHT'000      BAHT'000       BAHT'000       BAHT'000       BAHT'000        BAHT'000      BAHT'000
AS AT JANUARY 1, 1998
Cost.......................  B 11,839     B1,928,981    B 2,579,906     B  930,227      B 125,475      B 237,327     B 5,813,755
Accumulated depreciation...   (10,354)       (97,143)      (804,661)      (634,445)       (87,878)            --      (1,634,481)
                             --------     ----------    -----------     ----------      ---------      ---------     -----------
Net book amount............     1,485      1,831,838      1,775,245        295,782         37,597        237,327       4,179,274
                             --------     ----------    -----------     ----------      ---------      ---------     -----------
Opening net book amount....     1,485      1,831,838      1,775,245        295,782         37,597        237,327       4,179,274
Additions..................    98,468             --        807,756          3,753         88,927          8,004       1,006,908
Acquisition of
  subsidiaries.............    10,192             --      1,339,256         65,364         67,326          7,632       1,489,770
Disposals--net.............        --             --             --             --             --             --              --
Write-off of lost and
  impaired assets..........        --             --       (123,970)      (232,626)        (7,309)            --        (636,905)
Depreciation charge........      (385)      (166,531)      (307,851)       (53,830)       (33,030)            --        (561,627)
                             --------     ----------    -----------     ----------      ---------      ---------     -----------
Closing net book amount....   109,760      1,665,307      3,490,436         78,443        153,511        252,963       5,750,420
                             ========     ==========    ===========     ==========      =========      =========     ===========
AS AT DECEMBER 31, 1998
Cost.......................   131,120      1,928,981      4,942,506      1,032,639        432,386        252,963       8,720,595
Accumulated depreciation...   (21,360)      (263,674)    (1,452,070)      (954,196)      (278,875)            --      (2,970,175)
                             --------     ----------    -----------     ----------      ---------      ---------     -----------
Net book value.............   109,760      1,665,307      3,490,436         78,443        153,511        252,963       5,750,420
                             ========     ==========    ===========     ==========      =========      =========     ===========
TRANSACTIONS DURING THE
  YEAR ENDED DECEMBER 31,
  1999
Opening net book amount....   109,760      1,665,307      3,490,436         78,443        153,511        252,963       5,750,420
Additions..................     2,740             --        224,267         76,941         15,665             --         319,613
Reclassification...........    11,500             --        136,565             --         57,000       (205,065)             --
Disposals--net.............        --             --        (75,165)            --           (840)            --         (76,005)
Write-off of lost and
  impaired assets..........        --             --       (131,699)            --             --             --        (131,699)
Depreciation charge........   (32,867)      (166,531)    (1,264,022)       (40,856)       (80,189)            --      (1,584,465)
                             --------     ----------    -----------     ----------      ---------      ---------     -----------
Closing net book amount....    91,133      1,498,776      2,380,382        114,528        145,147         47,898       4,277,864
                             ========     ==========    ===========     ==========      =========      =========     ===========
AS AT DECEMBER 31, 1999
Cost.......................   145,360      1,928,981      5,303,338      1,109,581        504,212         47,898       9,039,370
Accumulated depreciation...   (54,227)      (430,205)    (2,922,956)      (995,053)      (359,065)            --      (4,761,506)
                             --------     ----------    -----------     ----------      ---------      ---------     -----------
Net book value.............  B 91,133     B1,498,776    B 2,380,382     B  114,528      B 145,147      B  47,898     B 4,277,864
                             ========     ==========    ===========     ==========      =========      =========     ===========

    In the year ended December 31, 1999 a subsidiary identified Baht 131.7 million of equipment rented to subscribers which could not be recovered. The subsidiary has written off the full carrying value of such equipment in the year ended December 31, 1999, and the allowance was charged to the statement of operations in selling, general and administrative expenses.

    As set out in note 3 in the year ended December 31, 1999 a subsidiary, Satellite Services Company Limited revised the useful life of decoder equipment included in transmission and receiving equipment from 10 years to 5 years.

    In the year ended December 31, 1998 UBC announced its intention to cease offering pay television services distributed through the analogue Multichannel, Multi-Point Distribution Service ("MMDS")

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

10.  TANGIBLE FIXED ASSETS (CONTINUED)
network as it considered the continued use of the analogue MMDS network had ceased to be economically viable. In recognition of this intention the Company reviewed the carrying amount of certain concession assets related to the analogue MMDS network and wrote off Baht 232.6 million in recognition of permanent impairment of these assets. UBC completely ceased to offer the MMDS service in February of 1999.

    In the year ended December 31, 1998 a subsidiary identified Baht 124.0 million of equipment rented to subscribers which would not be recovered. The subsidiary has written off the full carrying value of such equipment in the year ended December 31, 1998, and the allowance was charged to the statement of operations in selling, general and administration expenses.

    The Company entered into a transponder lease agreement with a related company in September 1997 to procure transponder space on the related company's satellite for provision of its Digital Direct To Home Service. Under the agreement the Company secures the right to use six non-preemptible unprotected Ku-band transponders for an initial term expiring in November 2008, with an option to renew the agreement under certain terms and conditions for the remaining operational life of the satellite. The related company ceased to be a related party during 1999.

    The Company has accounted for the transponder lease agreement as a finance lease with effect from the date of the agreement, September 26, 1997. Commitments for minimum rentals under non-cancellable finance and operating leases as at December 31, 1999 are as follows:

                                                                FINANCE     OPERATING
FOR THE YEARS ENDED DECEMBER 31:                                LEASES        LEASES
--------------------------------                              -----------   ----------
                                                               BAHT'000      BAHT'000
2000........................................................  B   505,144   B  811,000
2001........................................................      505,144      811,000
2002........................................................      505,144      811,000
2003........................................................      505,144       70,167
2004........................................................      505,144           --
2005 and after..............................................    1,978,482           --
                                                              -----------   ----------
Total minimum lease payments................................    4,504,202   B2,503,167
                                                                            ==========
Less: amount representing interest..........................   (2,402,218)
                                                              -----------
Present value of finance lease liabilities..................  B 2,101,984
                                                              ===========

    The finance leases bear interest at 20% as of December 31, 1999. The weighted average interest rate was 20%.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

11.  GOODWILL

                                                               DECEMBER 31,
                                                      -------------------------------
                                                           1999             1998
                                                      --------------   --------------
                                                         BAHT'000         BAHT'000
AT JANUARY 1
  Cost..............................................      B3,336,320        B 420,576
  Accumulated amortization..........................        (202,671)         (13,155)
                                                      --------------   --------------
  Net book value....................................       3,133,649          407,421
                                                      ==============   ==============

Opening net book value..............................       3,133,649          407,421
Additions...........................................          23,511        2,915,744
Amortization charge.................................        (254,133)        (189,516)
                                                      --------------   --------------
Net book value......................................       2,903,027        3,133,649
                                                      ==============   ==============

AT DECEMBER 31
  Cost..............................................       3,359,831        3,336,320
  Accumulated amortization..........................        (456,804)        (202,671)
                                                      --------------   --------------
  Net book value....................................      B2,903,027       B3,133,649
                                                      ==============   ==============

12.  PROGRAM AND FILM RIGHTS

                                                               DECEMBER 31,
                                                      -------------------------------
                                                           1999             1998
                                                      --------------   --------------
                                                         BAHT'000         BAHT'000
AT JANUARY 1
  Cost..............................................      B2,109,657       B1,343,184
  Accumulated amortization..........................      (1,880,545)      (1,110,332)
                                                      --------------   --------------
  Net book value....................................         229,112          232,852
                                                      ==============   ==============

Opening net book value..............................         229,112          232,852
Additions...........................................         645,061          498,689
Acquisition of subsidiary...........................              --          116,588
Amortization charge.................................        (621,839)        (619,017)
                                                      --------------   --------------
Net book value......................................         252,334          229,112
                                                      ==============   ==============

AT DECEMBER 31
  Cost..............................................       2,754,718        2,109,657
  Accumulated amortization..........................      (2,502,384)      (1,880,545)
                                                      --------------   --------------
  Net book value....................................       B 252,334        B 229,112
                                                      ==============   ==============

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

13.  INVENTORIES

                                                                DECEMBER 31,
                                                        -----------------------------
                                                            1999            1998
                                                        -------------   -------------
                                                          BAHT'000        BAHT'000
Aerials...............................................       B 27,580        B 24,217
Digital Direct to Home equipment......................         96,533          81,913
Decoders and associated components....................        149,546         190,041
Inventories in transit................................          2,085           7,142
Other.................................................       B  1,672        B  1,469
                                                        -------------   -------------
                                                              277,416         304,782
Less: Allowance for slow moving and obsolete
  inventories.........................................       (245,227)       (103,197)
                                                        -------------   -------------
                                                             B 32,189       B 201,585
                                                        =============   =============

    During the year ended December 31, 1999 the Company recorded an allowance of Baht 149.5 million against certain receiving equipment on the identification of technological obsolescence. This allowance has been charged to selling, general and administrative expenses. Included in inventory are inventories carried at Baht nil with a cost of Baht 245.2 million at December 31, 1999 and Baht nil with a cost of Baht 103.2 million at December 31, 1998.

14.  ACCRUED EXPENSES

                                                                DECEMBER 31,
                                                         ---------------------------
                                                             1999           1998
                                                         ------------   ------------
                                                           BAHT'000       BAHT'000
Accrued concession fee.................................      B257,796       B213,721
Trade accruals.........................................       448,914        582,365
                                                         ------------   ------------
                                                             B706,710       B796,086
                                                         ============   ============

15.  OTHER CURRENT LIABILITIES

                                                                DECEMBER 31,
                                                         ---------------------------
                                                             1999           1998
                                                         ------------   ------------
                                                           BAHT'000       BAHT'000
Deferred revenue.......................................      B333,297       B100,894
Other current liabilities..............................       135,160         97,443
                                                         ------------   ------------
                                                             B468,457       B198,337
                                                         ============   ============

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

16.  FINANCE LEASE OBLIGATIONS

                                                               DECEMBER 31,
                                                     --------------------------------
                                                          1999              1998
                                                     ---------------   --------------
                                                        BAHT'000
Finance lease liabilities--minimum lease
  payments.........................................      B 4,504,202       B4,900,448
Future finance charges on finance lease............       (2,402,218)      (2,775,246)
                                                     ---------------   --------------
Present value of finance lease liabilities.........        2,101,984        2,125,202
                                                     ---------------   --------------

Representives:
Current liabilities................................           92,965           74,581
Non-current liabilites.............................        2,009,019        2,050,621
                                                     ---------------   --------------
Present value of finance lease liabilities.........        2,101,984        2,125,202
                                                     ===============   ==============

                                                             DECEMBER 31,
                                                         ---------------------
                                                           1999        1998
                                                         ---------   ---------
                                                         BAHT'000    BAHT'000
The present value of finance lease liabilities may be
  analyzed as follows:
Not later than 1 year..................................     92,965      74,581
Later than 1 year and not later than 5 years...........    625,684     501,957
Later than 5 years.....................................  1,383,335   1,548,664
                                                         ---------   ---------
                                                         2,101,984   2,125,202
                                                         =========   =========

17.  OTHER LIABILITIES

                                                                DECEMBER 31,
                                                         ---------------------------
                                                             1999           1998
                                                         ------------   ------------
                                                           BAHT'000       BAHT'000
Deposits received from customers.......................      B207,625       B177,322
Others.................................................           222          4,370
                                                         ------------   ------------
                                                             B207,847       B181,692
                                                         ============   ============

    Customer deposits are received on initial installation and are refundable to the customer on cancellation of service.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

18.  DEFERRED TAXATION

    The deferred taxation relates to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred taxation liabilities and assets are summarized below:

                                                               DECEMBER 31,
                                                     ---------------------------------
                                                          1999              1998
                                                     ---------------   ---------------
                                                        BAHT'000          BAHT'000
DEFERRED TAXATION LIABILITIES
Claims against customers...........................        B      --        B  (16,731)
DEFERRED TAXATION ASSETS
Leased tangible fixed assets.......................          180,962           138,869
Accounts receivable and other assets...............           71,283           120,869
Inventories........................................           73,568            30,959
Film and Program rights............................           27,086            55,774
Other claims.......................................           58,752           159,171
Purchased fixed assets.............................          328,951            78,190
Concession tangible fixed assets...................          208,599           209,907
Tax loss carryforwards.............................        2,458,720         1,995,373
                                                     ---------------   ---------------
Gross deferred taxation assets.....................        3,407,921         2,789,112
                                                     ---------------   ---------------
Net deferred taxation assets.......................        3,407,921         2,772,381
Less: Valuation allowance..........................       (3,407,921)       (2,772,381)
                                                     ---------------   ---------------
Net deferred tax assets............................        B      --         B      --
                                                     ===============   ===============

    The Company has raised a valuation allowance against the net deferred taxation asset as in management's estimate it is more likely than not that the deferred taxation asset will not be realized, due to the historical operating losses incurred by the Company's operations and the timing limits on the tax loss carryforwards that arose on these losses.

    The Group has tax loss carry forwards in Thailand of approximately Baht 8,195,733 thousand. A summary of the tax loss carry forwards and the expiring dates at December 31, 1999 are set out below:

                                                              BAHT'000
                                                              ---------
2000........................................................    445,024
2001........................................................  1,335,977
2002........................................................  2,097,548
2003........................................................  2,745,959
2004........................................................  1,571,225
                                                              ---------
                                                              8,195,733
                                                              =========

    Under the Thai Revenue Code all companies are taxed as separate entities with no relief available for groups.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

19.  MINORITY INTEREST

                                                                DECEMBER 31,
                                                         ---------------------------
                                                             1999           1998
                                                         ------------   ------------
                                                           BAHT'000       BAHT'000
As at January 1........................................      B105,045       B190,903
Acquisition of additional shares in Satellite Service
  Co., Ltd. (note 4)...................................        23,510        (49,595)
Share of net loss of subsidiaries......................       (40,533)       (36,263)
                                                         ------------   ------------
As at December 31......................................      B 88,022       B105,045
                                                         ============   ============

20.  SHAREHOLDERS' EQUITY

SHARE CAPITAL

    On March 25, 1997, the shareholders at the Extraordinary Meeting passed a resolution to approve the issuance of 8,000,000 common shares to sell specifically to the new strategic partner at Baht 80 per share. The issuance of those new shares was registered with the Thai Ministry of Commerce on June 18, 1997.

    On July 30, 1997, the shareholders at the Extraordinary meeting passed a resolution to approve the decrease of authorized share capital from 100,000,000 common shares of Baht 10 par value to 81,000,000 common shares of Baht 10 par value, and to increase the authorized share capital from 81,000,000 common shares of Baht 10 par value to 500,000,000 common shares of Baht 10 par value. The shareholders, at the meeting referred to above, also passed a resolution to approve the issuance and offer 162,000,000 new common shares to the existing shareholders at the rate of 1 old share for 2 new shares. Accordingly, 62,200,690 newly issued common shares issued for cash consideration of Baht
622.0 million, were registered with the Thai Ministry of Commerce on September 12, 1997, while another 99,799,310 newly issued common shares issued for cash consideration of Baht 998.0 million, were registered with the Thai Ministry of Commerce on September 22, 1997.

    On March 27, 1998, the shareholders at the Extraordinary meeting passed a resolution to approve the decrease of authorized share capital from 500,000,000 common shares of Baht 10 par value to 243,000,000 common shares of Baht 10 par value, and to increase the authorized share capital from 243,000,000 common shares of Baht 10 par value to 780,782,376 common shares of Baht 10 par value. The increase of authorized share capital was registered with the Ministry of Commerce on March 31, 1998. The shareholders also passed a resolution to approve the issuance of 237,782,376 new common shares to sell specifically to a new strategic partner at Baht 15 per share, and authorized the Executive Committee to allot new common shares but not exceeding 150,000,000 shares for selling to the existing shareholders, and to issue new common shares but not exceeding 150,000,000 shares for selling specifically to other strategic partners, at the price and at the time to be deemed appropriate. The aforementioned 237,782,376 shares were issued and sold to the new strategic partner and registered with the Ministry of Commerce on May 7, 1998.

    On April 30, 1998, the Executive Committee passed a resolution to approve the issuance of 110,018,850 new common shares and to offer to the existing shareholders at the rate of 4.37 old shares for 1 new share, Baht 20 per share. Such ratio is based on 243,000,000 common shares which have been officially registered with the Ministry of Commerce for their issuance, plus 237,782,376 new common shares for the new strategic partner as discussed in the previous paragraph. According to the aforesaid offer, only 77,940,202 common shares were subscribed by the existing common shareholders and the said

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

20.  SHAREHOLDERS' EQUITY (CONTINUED)
newly issued shares were registered with the Ministry of Commerce on June 15, 1998. Certain existing shareholders, as agreed by the Executive Committee Meeting on June 9, 1998, had subsequently subscribed another 32,050,992 common shares which had not been subscribed by other shareholders as part of the rights offer, at Baht 20 per share. The said newly issued shares were registered with the Ministry of Commerce on July 10, 1998.

    On June 10, 1998, the shareholders at the Extraordinary meeting passed a resolution to approve the issuance of 60,000,000 common shares to sell specifically to an existing major shareholder at Baht 25 per share. The newly issued shares were registered with the Ministry of Commerce on July 3, 1998.

    On July 10, 1998, the Executive Committee Meeting, in accordance with the Extraordinary Shareholder Meeting on March 27, 1998 and the Executive Committee on April 30, 1998, approved the allocation of up to 90 million new ordinary shares, of Baht 10 par value, to Institutional Investors by way of private placement, at a price of no less than Baht 24 per share. The said newly issued shares were fully subscribed and subsequently registered with the Ministry of Commerce on July 29, 1998. The premium on share capital in respect of the offer of 50 million shares issued to institutional investors and registered with the Ministry of Commerce on July 29, 1998 is net of management and underwriting commission and selling commission incurred in the offer amounting to some Baht
74.67 million.

    All shares are ordinary and rank equally for rights to dividends and distribution.

LEGAL RESERVE

    The legal reserve of the Company was established in accordance with the provisions of the Thai Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

21.  NET SALES

                                                      YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------
                                               1999             1998             1997
                                          --------------   --------------   --------------
                                             BAHT'000         BAHT'000         BAHT'000
Subscription revenues...................      B3,531,221       B2,433,811       B1,136,152
Equipment installation..................         221,769          194,541           74,673
Other services..........................         192,305          146,501           60,602
                                          --------------   --------------   --------------
                                              B3,945,295       B2,774,853       B1,271,427
                                          ==============   ==============   ==============

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

22.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses are arrived at after charging:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                              BAHT'000   BAHT'000   BAHT'000
Staff costs.................................................  B377,124   B305,772   B209,250
Advertising costs...........................................   185,775    124,039    139,326

23.  FINANCIAL RESULTS

                                                                 YEAR ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1999        1998         1997
                                                           ---------   ---------   -----------
                                                           BAHT'000    BAHT'000     BAHT'000
Foreign exchange gain/(loss).............................  B  (8,263)  B 296,191   B  (825,364)
                                                           ---------   ---------   -----------
Interest income..........................................     85,142     104,140        69,722
                                                           ---------   ---------   -----------
Interest expense
  - related party borrowings.............................     (1,246)    (24,719)           --
  - FINANCE LEASES.......................................   (433,465)   (463,910)     (282,248)
  - OTHER................................................        (76)    (28,266)       (3,670)
                                                           ---------   ---------   -----------
Total interest expense...................................   (434,787)   (516,895)     (285,918)
                                                           ---------   ---------   -----------
Net financial results....................................  B(357,908)  B(116,564)  B(1,041,560)
                                                           =========   =========   ===========

24.  INCOME TAXATION

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                              BAHT'000   BAHT'000   BAHT'000
Taxation
  Current in respect of prior years.........................   B1,853     B1,762     B1,968
  Deferred..................................................       --         --         --
                                                               ------     ------     ------
Charged against income......................................   B1,853     B1,762     B1,968
                                                               ======     ======     ======

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

24.  INCOME TAXATION (CONTINUED)
    The difference between income taxation expense computed at statutory rates of the respective companies (30%) and income taxation expense provided on results are as follows:

                                                                       DECEMBER 31,
                                                             ---------------------------------
                                                               1999        1998        1997
                                                             ---------   ---------   ---------
                                                             BAHT'000    BAHT'000    BAHT'000
Income taxation at statutory rates.........................  B(879,094)  B(886,694)  B(687,913)
Timing differences.........................................    314,500     (23,750)    312,570
Permanent differences
  Non deductible goodwill amortization.....................     76,240      56,855       3,947
  Taxes written off........................................     30,615      29,820      79,776
  Other permanent differences..............................    (11,776)     20,584      27,948
Current year tax losses carry forwards.....................    471,368     804,947     265,640
                                                             ---------   ---------   ---------
Income taxation expense....................................  B   1,853   B   1,762   B   1,968
                                                             =========   =========   =========

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

25.  RELATED PARTY TRANSACTIONS

    The Company entered into transactions and has balances with a number of related parties. The transactions with related parties are summarized below:

                                                                       YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------
                                                                 1999             1998            1997
                                                            --------------   --------------   ------------
                                                               BAHT'000         BAHT'000        BAHT'000
RELATED PARTY AND THE NATURE OF THE RELATIONSHIP AND
  TRANSACTIONS

TELECOM HOLDINGS CO., LTD AND ITS GROUP COMPANIES, A
  SHAREHOLDER DURING 1998 AND 1999
  SERVICE RECEIVED
Equipment rental and installation services................       B 109,200        B      --        B    --
  Cable network utilization services......................         780,000          520,000             --
                                                            --------------   --------------   ------------
                                                                   889,200          520,000             --
                                                            --------------   --------------   ------------

SHIN CORPORATIONS PUBLIC CO., LTD. AND ITS GROUP
  COMPANIES, A SHAREHOLDER OF THE COMPANY FOR THE PERIODS
  TO MARCH 1999
  SERVICES PROVIDED
  Commission..............................................              --            4,120             --
  Sponsorship.............................................              --               --          2,457
                                                            --------------   --------------   ------------
                                                                        --            4,120          2,457
                                                            --------------   --------------   ------------

SERVICES RECEIVED
  Transmission services...................................              --          549,160         79,291
  Equipment rental and other services.....................              --          372,690         72,014
  Consulting and management services......................              --           12,990         46,964
  Interest................................................              --           15,040        282,248
  Commission..............................................              --           11,950         10,647
  Advertising.............................................              --            9,730         50,809
                                                            --------------   --------------   ------------
                                                                        --          971,560        541,973
                                                            --------------   --------------   ------------

MIH LTD AND ITS GROUP COMPANIES, A SHAREHOLDER IN 1997,
  1998 AND 1999.
  SERVICES RECEIVED
  Operating system services Interest Consulting and
    management services...................................          26,579            1,360             --
                                                                     1,380               --             --
                                                                   121,800               --         35,869
                                                            --------------   --------------   ------------
                                                                 B 149,759        B   1,360       B 35,869
                                                            --------------   --------------   ------------
Total revenue generated from related parties..............       B      --        B   4,120       B  2,457
                                                            ==============   ==============   ============
Total expenses incurred through related parties...........      B1,038,959       B1,492,920       B577,842
                                                            ==============   ==============   ============

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

25.  RELATED PARTY TRANSACTIONS (CONTINUED)
    In the year ended December 31, 1997 the Company purchased film and program rights from a shareholder. The cost of these rights of Baht 196.69 million was capitalized as film and program rights and amortized in accordance with the Company's accounting policy.

    Transactions with related parties are carried out on a basis agreed between the parties.

    Balances with related parties are summarized below:

                                                                DECEMBER 31,
                                                         ---------------------------
                                                             1999           1998
                                                         ------------   ------------
                                                           BAHT'000       BAHT'000
AMOUNT DUE FROM RELATED COMPANIES
  Telecom Holdings Co., Ltd............................      B  1,906       B 58,370
  Shin Corporations Public Co., Ltd....................            --             --
  MIH Ltd..............................................        68,885             27
                                                         ------------   ------------
  TOTAL DUE FROM RELATED COMPANIES.....................        70,791         58,397
                                                         ============   ============

AMOUNT DUE TO RELATED COMPANIES
  Telecom Holdings Co., Ltd............................       369,390        617,958
  Shin Corporations Public Co., Ltd....................            --        105,800
  MIH Ltd..............................................        38,110         23,980

SHORT-TERM LOANS AND ADVANCES
  Telecom Holdings Co., Ltd............................            --          2,810
  Shin Corporations Public Co., Ltd....................            --          1,830
  MIH Ltd..............................................        25,334         23,950
                                                         ------------   ------------
  TOTAL DUE TO RELATED COMPANIES.......................      B432,834       B776,328
                                                         ============   ============

    In February 1997, UBC Cable Public Company Limited, (formerly UTV Cable Network Public Company Limited), which became the Company's subsidiary as from May 4, 1998, sold its multimedia network and associated assets to a related company, subsidiary of Telecom Holding Co., Ltd. Under the terms of the sale and purchase agreement, both parties agreed to adjust the selling price to the appraisal value to be determined by an independent appraiser. UBC Cable Public Company Limited has set up a liability of approximately Baht 195.9 million to cover the difference between the selling price, Baht 2,482.4 million, and the lower appraised value of assets, approximately Baht 2,286.6 million. The Company has not as yet received a final invoice from Telecom Holding Co. Ltd, such invoice should be provided in the near future after Telecom Holding Co. Ltd has completed discussions with the independent appraiser.

    Shin Corporations Public Co., Ltd. ceased to be a related company during the three month period ended March 31, 1999.

    Commitments and contingencies with related parties are set out in detail in
Note 26.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

26.  COMMITMENTS AND CONTINGENCIES

(A)  MCOT CONCESSION AGREEMENT

    The Company and UBC Cable Network Public Company Limited, have concession agreements with the Mass Communications Organization of Thailand ("MCOT") to provide subscriber-based television services. Under the terms of the agreements, dated April 17, 1989 and June 6, 1994 respectively and amendments dated May 19, 1994 and November 9, 1994 respectively which will expire on September 30, 2014 and December 31, 2019 respectively, the Company and UBC Cable have certain commitments, including to acquire, install, manage and maintain the subscriber-based television service systems and to transfer to MCOT all headend and studio equipment pertaining to such systems. In addition, the Company and UBC Cable are committed to pay annual fees to MCOT at the rate of 6.5% of subscription and installation fees or the minimum amount as prescribed in the agreements.

(B)  CAPITAL EXPENDITURE COMMITMENTS

    Capital expenditure contracted for at the balance sheet date but not recognized in the financial statements is as follows:

                                                                DECEMBER 31,
                                                         ---------------------------
                                                             1999           1998
                                                         ------------   ------------
                                                           BAHT'000       BAHT'000
THAI BAHT THOUSAND
DTH equipment..........................................      B  9,053        B    --
Intangible assets -- programming.......................       194,472        477,971
                                                         ------------   ------------
                                                             B203,525       B477,971
                                                         ============   ============
US DOLLARS THOUSAND (EXCHANGE RATE: 37.58 THAI BAHT PER
  U.S. DOLLAR AT DECEMBER 31, 1999)
DTH equipment..........................................  $      5,866   $         --
Intangible assets -- programming.......................        25,514         14,233
                                                         ------------   ------------
                                                         $     31,380   $     14,233
                                                         ============   ============
POUND STERLING THOUSAND (EXCHANGE RATE: 60.13 THAI BAHT
  PER POUND STERLING)
Intangible assets -- programming.......................       PD   65        PD   33
                                                         ------------   ------------
                                                              PD   65        PD   33
                                                         ============   ============

    At December 31, 1999 and 1998 the Company and its subsidiaries had commitments with overseas suppliers to acquire television programming via satellite. Costs of programs acquired vary with the number of subscribers.

    At December 31, 1999 and 1998 the Company and its subsidiaries had other commitments with other companies for other transactions in the ordinary course of business amounting to approximately Baht 423.7 million (1998: Baht 426.8 million).

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

26.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    At December 31, 1999 and 1998 the Company and its subsidiaries had commitments with banks whereby the latter issue letters of guarantees in respect of customs duties and other transactions in the ordinary course of business amounting to approximately Baht 41.0 million (1998: Baht 41.3 million).

COMMITMENTS WITH RELATED PARTIES

    Commitments with related parties are as follows:

    a) A subsidiary has entered into a multimedia network service agreement with a related company, Asia MultiMedia Company Limited, a subsidiary of Telecom Holdings Company Limited, for a period of 5 years which expires on May 4, 2003, with options to renew. The subsidiary is committed to paying fees in respect of the agreement amounting to approximately Baht
       65.0 million per month where subscribers connected to the network do not exceed 165,000. The excess of 165,000 subscribers will be charged at the rate of Baht 140 per subscriber per month.

    b) In February 1997, UBC Cable, (formerly UTV Cable Network Public Company Limited), which became the Company's subsidiary as from May 1, 1998, sold its multimedia network and associated assets to a related company. As part of the sale, UBC Cable assigned its rights and obligations to the aforesaid related company in respect of agreements with contracts relating to the buildout of the multimedia network. In terms of the assignment UBC Cable guarantees the obligations assigned. UBC Cable has full recourse against the assignee. Management does not have access to sufficient information to reliably quantify the potential obligations under the guarantees and management is not aware of any claims resulting from such guarantees.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

27.  CASH FLOWS GENERATED FROM OPERATIONS

                                                                      YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------
                                                             1999              1998              1997
                                                        ---------------   ---------------   ---------------
                                                           BAHT'000          BAHT'000          BAHT'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before tax and minority interest.............      B(2,928,459)      B(2,953,883)      B(2,291,074)
Adjustments for:
  Depreciation of tangible fixed assets...............        1,584,465           561,627           369,113
  Amortization of goodwill............................          254,133           189,516            13,155
  Amortization of film and program rights.............          621,839           619,017           164,607
  Interest on finance lease...........................          433,465           463,910           282,248
  Accounts receivable write-off and allowance.........           30,108            20,605            39,854
  Unrealized foreign exchange (gains)/losses..........           42,369          (635,887)          759,333
  Tangible fixed assets write-off.....................          131,699           363,905            80,873
  Increase in inventory allowance.....................          142,030            41,407            24,322
  Increase in allowance for refundable VAT............           (3,026)          260,808            87,114
  (Increase)/decrease of accounts receivables.........          (46,936)           74,540           167,545
  (Increase)/decrease in other current assets.........         (164,518)         (558,905)          (60,324)
  Increase in amounts owing by related parties........          (12,394)           50,667            17,104
  Decrease in inventories.............................           27,366            61,582           117,681
  (Increase)/decrease in other assets.................           36,380           (16,574)          477,098
  Increase /(decrease) in payables....................          306,254          (840,943)        2,391,282
  Increase/(decrease) in accrued expenses.............          (87,311)          424,230            72,754
  Increase/(decrease) in amounts owing to related
    parties...........................................         (343,494)          327,486            38,709
  Increase/(decrease) in other payables...............          296,279           (15,503)         (341,862)
                                                        ---------------   ---------------   ---------------
NET CASH FROM/(USED IN) OPERATING ACTIVITIES..........       B  320,249       B(1,562,395)      B 2,409,532
                                                        ===============   ===============   ===============

28.  FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RISK

    In order to manage the risks arising from fluctuations in currency exchange rates the Company and its subsidiaries adopt the following foreign currency risk management practices:

    - entering into foreign exchange contracts

    - to the extent that approval is granted by the Bank of Thailand, the Company retains funds raised in U.S. dollars by capital increases and loans from foreign shareholders in U.S. dollars

    - negotiating payment terms for foreign currency settlements on an individual transaction basis

    - negotiating with foreign suppliers to share the foreign exchange exposure

    Transaction risk is calculated in each foreign currency and is projected six months forward. Exchange rates are monitored and forecasting information supplied by recognized research and financial analysis is used to estimate the future exchange rates. These are compared against premiums on forward exchange contracts and after making adjustments for the related risk a decision is taken on whether to cover foreign currency transactions.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

28.  FINANCIAL INSTRUMENTS (CONTINUED)
    There are no open foreign exchange contracts at December 31, 1999 and 1998.

    Transactions if hedged with forward exchange contracts are not hedged on a net basis but rather on a transaction by transaction basis.

    At December 31, 1999 and 1998 the Company and its subsidiaries had outstanding foreign currency assets and liabilities as follows:

                                                      1999          1999          1998          1998
                                                    --------   --------------   --------   --------------
                                                    CURRENCY     THAI BAHT      CURRENCY     THAI BAHT
                                                    THOUSAND      THOUSAND      THOUSAND      THOUSAND
                                                    --------   --------------   --------   --------------
ASSETS
U.S. dollars......................................   37,910        B1,411,473    65,770        B2,398,724
Deutsche marks....................................       --                --        50             1,087
                                                               --------------              --------------
                                                                    1,411,473                   2,399,811
                                                               ==============              ==============
LIABILITIES
U.S. dollars......................................   56,536         2,131,961    10,777           397,564
Pounds sterling...................................      166            10,158       291            18,093
Deutsche marks....................................       22               623       104             2,300
Hong Kong dollars.................................       --                --        31               148
                                                               --------------              --------------
                                                                   B2,142,742                   B 418,105
                                                               ==============              ==============

    Foreign currency assets represent U.S. dollar deposits with foreign and local banks for the future payments of foreign currency liabilities, whilst the above foreign currency liabilities represent trade accounts payable, advances from related companies and other payables. The foreign currency liabilities have been hedged using the foreign currency assets above.

FAIR VALUES

    The carrying amount of cash and cash equivalents, approximates fair value due to the short maturities of these instruments. The value of long-term debt is estimated using discounted cash flows based on the

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

28.  FINANCIAL INSTRUMENTS (CONTINUED)
Company's incremental borrowing rates for similar types of borrowings. A comparison of the carrying value and fair value of these instruments is as follows:

                                                   DECEMBER 31, 1999                   DECEMBER 31, 1998
                                           ---------------------------------   ---------------------------------
                                              CARRYING                            CARRYING
                                               AMOUNT          FAIR VALUE          AMOUNT          FAIR VALUE
                                           ---------------   ---------------   ---------------   ---------------
                                              BAHT'000          BAHT'000          BAHT'000          BAHT'000
ASSETS:
Cash and cash equivalents................      B 1,848,116       B 1,848,116       B 2,849,173       B 2,849,173
Accounts receivable......................          180,488           180,488           163,660           163,660
Amounts owing by related parties.........            1,487             1,487            58,397            58,397
Other accounts receivable................           23,140            23,140            30,282            30,282
LIABILITIES:
Accounts payable, accruals, and other
  current liabilities....................        2,070,079         2,070,079         1,595,176         1,595,176
Amounts owing to related parties.........          432,834           432,834           776,328           776,328
Short-term borrowings....................           92,965           222,267            74,581           149,001
Long-term debt...........................        2,009,019         2,779,127         2,050,621         2,624,877
Deposits from customers..................          207,625           207,625           177,322           177,322

CREDIT FACILITIES

    At December 31, 1999, the Company had overdraft borrowing facilities of Baht 16 million and decoder rental funding facilities in an aggregate amount equal to Baht 169.9 million with various financial institutions.

    Unused credit lines relate to short term borrowings and comprise Baht 1,089 thousand as at December 31, 1999. Terms and conditions of the short-term loan facilities are not specified and are subject to mutual agreement between the Company, its subsidiaries, and lenders, if required.

CREDIT RISK

    The Company is exposed to certain concentration of credit risk relating to its cash and current investments. The Company places its cash and current investments with high quality institutions. The Company's policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The Company has not experienced any losses on such accounts. As of December 31, 1999, cash and current investments were held with numerous financial institutions.

29.  PENSION FUNDS

    The Company operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Current contributions to the pension funds operated for employees are charged to the Statement of Operations as incurred and amounted to Baht 8.0 million, Baht 3.6 million and Baht 4.5 million during 1999, 1998 and 1997, respectively. Included in creditors at December 31, 1999 is contributions payable of Baht 3.9 million in respect of employer contribution to the schemes.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

30. DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The Company's consolidated financial statements are prepared in accordance with IAS.

    Under IAS the Company does not capitalize interest attributable to construction in progress. Interest capitalization in required under generally accepted accounting principles in the United States ("U.S. GAAP"). The reconciliation of net loss and shareholders' equity as of December 31, 1999 and 1998 and for the years then ended, shown below, includes the effect of this difference.

    Under US GAAP, film and program rights of Baht 143.0 million and Baht 162.5 million as of December 31, 1999 and 1998 respectively, would be classified as current assets.

RECONCILIATION OF NET LOSS:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                   1999              1998
                                                              ---------------   ---------------
                                                                 BAHT'000          BAHT'000
Net loss under IAS..........................................      B(2,889,779)      B(2,919,382)
U.S. GAAP adjustment:
  Capitalization of interest................................            5,811            56,036
  Depreciation of capitalized interest......................          (14,554)               --
                                                              ---------------   ---------------
Comprehensive and net loss under U.S. GAAP..................      B(2,898,522)      B(2,863,346)
                                                              ===============   ===============
Weighted average common shares outstanding (thousands)......          740,774           525,156
Basic and diluted net loss per share under U.S. GAAP........       B    (3.91)       B    (5.45)

RECONCILIATION OF SHAREHOLDERS' EQUITY:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                   1999             1998
                                                              --------------   --------------
                                                                BAHT "000        BAHT "000
Total shareholders' equity under IAS........................      B5,044,812       B7,934,591
U.S.GAAP adjustment:
Capitalization of interest, net.............................          58,215           66,958
                                                              --------------   --------------
Total shareholders' equity under U.S. GAAP..................      B5,103,027       B8,001,549
                                                              ==============   ==============

    Under IAS we recognized write-offs of tangible fixed assets in accordance with the provision of IAS 36 "Impairment of assets", which requires that an impairment write-off is recorded if the carrying value of the asset exceed the value in use of the assets, which is calculated based on the discounted future cashflows generated by the assets. Under U.S. GAAP, based on the provision of SFAS 121 "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF", an asset is only considered impaired if the carrying value of the asset exceeds the undiscounted future cashflows generated by the asset.

    If an assets is considered impaired, the amount of the impairment is calculated as the difference between the carrying value and the fair value of the asset under IAS and U.S. GAAP. We recorded certain write-offs regarding assets that we considered impaired under IAS and U.S. GAAP as a result of which no reconciling item was recorded in the U.S. GAAP reconciliation.

    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

30. DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    The following are certain additional disclosures required under U.S. GAAP.

(A) CERTAIN RISKS AND CONCENTRATIONS

    The Company's digital programming is or will be transmitted to certain customers through satellites. In addition, the Company receives a significant amount of its programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations. These services are provided to the Company through one Satellite service provider. Although the Company has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the Company. Disruption of the transmissions of satellites could have a material adverse effect on the Company.

    The Company's analogue and digital programming is or will be transmitted to certain customers through a cable network. The cable network is used by the Company through a lease agreement with the owner of the network. Although the Company has not experienced any significant disruption of its transmissions, the operation of the network is beyond the control of the Company. Disruption of the transmissions through the cable network could have a material adverse effect on the Company.

(B) RECENTLY ISSUED ACCOUNTING STANDARDS

    SFAS No.133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES," as recently amended, is effective for fiscal years beginning after June 15, 2000. It will be effective for the Company's financial statements for the year ended December 31, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,
(b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. Management is currently assessing the impact of adopting this Statement on its financial statements.