Form 20-F
MIH LTD
filed 2001-10-02
CIK 1078276

===============================================================================

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 20-F

                                   (Mark one)
                REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

                X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended: March 31, 2001

                                      OR

               TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       for the transition period from to

                        Commission file number 1-14917
                                  MIH LIMITED
             (Exact name of Registrant as specified in its charter)
                             BRITISH VIRGIN ISLANDS
                 (Jurisdiction of incorporation or organization)
                                ABBOTT BUILDING
                                 MOUNT STREET
                                    TORTOLA
                                   ROAD TOWN
                             BRITISH VIRGIN ISLANDS
                    (Address of principal executive offices)
            Securities registered or to be registered pursuant to
                          Section 12(b) of the Act.
                                     None
                               (Title of Class)
             Securities registered or to be registered pursuant to
                           Section 12(g) of the Act.
                 CLASS A ORDINARY SHARES, NO PAR VALUE PER SHARE
                                (Title of Class)
             Securities for which there is a reporting obligation
                    pursuant to Section 15(d) of the Act.

                                     None
                               (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares: 28,435,226
Class B Ordinary Shares: 30,787,319

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

Item 17 / / Item 18 /X/

===============================================================================

                               TABLE OF CONTENTS

                                                                           PAGE

Forward-Looking Statements .............................................    1

Exchange Rate Data .....................................................    1

Certain Definitions ....................................................    1

PART I

Item 1.   Identity of Directors, Senior Management and Advisors.........    3

Item 2.   Offer Statistics and Expected Timetable.......................    3

Item 3.   Key Information...............................................    3

          3.A Selected Financial Data...................................    3

          3.D Risk Factors..............................................    7

Item 4.   Information on the Company....................................   15

          4.A History and Development of the Company....................   15

          4.B Business Overview.........................................   16

          4.C Organizational Structure..................................   40

          4.D Property, Plants and Equipment............................   45

Item 5.   Operating  and Financial Review and Prospects.................   45

          5.A Operating Results.........................................   46

          5.B Liquidity and Capital Resources...........................   54

          5.C Research and Development, Patents and Licenses, etc.......   56

          5.D Trend Information.........................................   56

Item 6.    Directors, Senior Management and Employees...................   57

          6.A Directors and Senior Management...........................   57

          6.B Compensation of Directors and Officers....................   59

          6.C Board Practices...........................................   61

          6.D Employees.................................................   62

          6.E Share Ownership...........................................   62

Item 7.    Major Shareholders and Related Party Transactions............   63

          7.A Major Shareholders........................................   63

          7.B Related Party Transactions................................   64

Item 8.    Financial Information........................................   65

          8.A Consolidated Statements and Other Financial Information....  65

          8.B Significant Changes........................................  66

Item 9.   The Offer and Listing..........................................  66

          9.A Listing Details............................................  66

          9.C Markets....................................................  67

Item 10.  Additional Information.........................................  67

          10.B Memorandum and Articles of Association....................  67

          10.C Material Contracts........................................  70

          10.D Exchange Controls and Other Limitations Affecting Security
               Holders...................................................  71

          10.E Tax.......................................................  71

          10.H Documents on Display......................................  71


Item 11. Quantitative and Qualitative Disclosure About Market Risk.......  72

PART II

Item 12.  Description of Securities Other than Equity Securities.........  73

Item 13.  Defaults, Dividend Arrearages and Delinquencies................  73

Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds................................................  73

Item 15.  (Reserved).....................................................

Item 16.  (Reserved).....................................................

PART III

Item 17.  Financial Statements...........................................  73

Item 18.  Financial Statements...........................................  73

Item 19.  Exhibits.......................................................  73

Signatures ..............................................................  75

Index to Financial Statements ...........................................  F-1

                          FORWARD-LOOKING STATEMENTS

          This Annual Report contains "forward-looking statements" as defined in the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and similar expressions. All statements other than statements of historical facts contained in this Annual Report, including, without limitation, the statements under: "Item 3. Key Information", "Item 5. Operating and Financial Review and Prospects" and "Item 8. Financial Information - 8.A Consolidated Statements and Other Information - Legal Proceedings" and located elsewhere herein regarding industry prospects and the Company's results of operations or financial position are forward-looking statements. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors such as product and service development, market acceptance risks, the impact of competitive products, services and pricing, the result of current and future programming agreements and regulatory relationships, the results of financing efforts, the pursuit and consummation of certain acquisitions developments regarding intellectual property rights, litigation and the factors discussed below under "Item 3. Key Information - 3.D Risk Factors". In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Annual Report will in fact transpire. Investors are cautioned not to place undue reliance on these forward-looking statements.

                              EXCHANGE RATE DATA

          Our businesses utilize many functional currencies, principally South African rand, Greek drachmae, Thai baht and U.S. dollars. For the convenience of the reader, certain amounts contained in this Annual Report and not derived from the Financial Statements (as defined herein) have been translated from various functional currencies into U.S. dollars. These translated amounts should not be construed as a representation that the functional currency amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated below or at any other rate. Translations appearing in this document of: (i) rand to dollars have been conducted at a rate of $1.00 = ZAR 8.0375; (ii) drachmae to dollars have been conducted at a rate of $1.00 = GRD 387.48; and (iii) baht to dollars have been conducted at a rate of $1.00 = baht 45.040. These rates of exchange reflect the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2001.

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

"CNE" means Cable Network Egypt S.A.E., a terrestrial analog pay-television operator in Egypt.

"COMBINED STATEMENTS" means the combined financial statements for the Acquired MIH Businesses.

"COMPANY" means MIH Limited, together with its subsidiaries, joint ventures and associates.

"CONSOLIDATED STATEMENTS" means the consolidated financial statements of the Company and its subsidiaries.

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

"iTV" means interactive television

"IRDETO" means Irdeto Access B.V. a wholly owned subsidiary of Mindport Holdings Limited.

"JOHNNIC" means Johnnic (IOM) Limited, a current holder of 3.7% of the Ordinary Shares.

"JSE" means JSE Securities Exchange South Africa.

"KSC" means KSC Commercial Internet Company Limited.

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

"MEMORANDUM" and "ARTICLES" means MIH Limited's Memorandum and Articles of Association.

"MIH HOLDINGS" means MIH Holdings Limited, the indirect holder of all of the Class B Ordinary Shares.

"MIH INVESTMENTS" means MIH Investments (Proprietary) Limited, the holder of a majority of MIH Holdings' shares.

"MINDPORT" means Mindport Holdings Limited and its subsidiaries (including Irdeto) which, together with OpenTV, form our Software Solutions segment.

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

"NETMED" means NetMed N.V. and its subsidiaries, the subsidiaries through which we conduct our pay television operations in Greece and Cyprus.

"NETMED HELLAS" means NetMed Hellas S.A.

"NOVA" means the digital satellite platform and bouquet of television services in Greece and Cyprus.

"OPENTV"  means  OpenTV,   Inc.,  our  subsidiary  that  produces  software  for
interactive television.

"ORBICOM" means Orbicom (Proprietary) Limited.

"ORDINARY SHARES" means the Class A Ordinary Shares and the Class B Ordinary Shares.

"PARTICIPANTS OF RECORD OF MIHL" means all registered shareholders.

"QQ" is the dominant instant messaging service in China.

"RTBA" means the Thai Radio and Television Broadcasting Act of BE 2498 (AD
1955).

"SABC" means the South African Broadcasting Corporation, the state-owned broadcaster in South Africa.

"SECURITIES ACT" means the U.S. Securities Act of 1933, as amended.

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

"US GAAP" means accounting principles generally accepted in the United States of America.

"ZAR" or "rand" means South African rand, the functional currency of the Republic of South Africa.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable

ITEM 3. KEY INFORMATION

     3.A. SELECTED FINANCIAL DATA

          The selected financial data set forth below have been derived from the Consolidated Financial Statements for the years ended March 31, 2001, 2000, 1999 and 1998 and from the Combined Financial Statements for the year ended March 31, 1997. The Financial Statements are prepared in accordance with international accounting standards ("IAS"). The Consolidated Financial Statements as of March 31, 2001, 2000, 1999 and 1998 and for each of the four years in the period ended March 31, 2001 were audited by PricewaterhouseCoopers Inc. The Combined Financial Statements for the year ended March 31, 1997 were audited by Coopers & Lybrand (predecessor to PricewaterhouseCoopers Inc.). The accounting policies adopted by the Company under IAS differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Such differences are described in
Note 38 to the consolidated financial statements included elsewhere in this annual report and in "Item 5. Operating and Financial Review and Prospects". The Combined Financial Statements include the combined accounts of the Acquired MIH Businesses (as defined) and eliminate all accounts among the Acquired MIH Businesses. The Combined Financial Statements do not eliminate amounts due from the Acquired MIH Businesses to MIH Limited, which the Consolidated Statements do eliminate, nor do they include purchase accounting adjustments that occurred as a result of the Canal+ Transaction (as defined). When you read this selected financial and operating data, you should also read the Consolidated Financial Statements and related notes included elsewhere in the annual report. The historic results are not necessarily indicative of future results.


                                                                                                       ACQUIRED MIH
                                                                                                         BUSINESS
                                                                                                         COMBINED
                                                             CONSOLIDATED (1)                          (PREDECESSOR)
                                                                                                            (1)
                                    --------------------------------------------------------------     -------------

                                                                     YEAR ENDED MARCH 31,

                                                     2001         2000           1999         1998        1997

                                                       (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                    ---------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Amounts in accordance with IAS:
Revenues:


Subscriptions                                     $ 513.6        $ 508.9        $ 442.7      $ 404.5      $315.5
Hardware and software sales                          73.9           81.1           72.0         63.1        60.2
Technology and other                                186.0          133.4           93.2         32.9        16.2
                                                 --------        -------        -------     --------    --------
     Total revenues, net                            773.5          723.4          607.9        500.5       391.9
Operating expenses:

Cost of providing services                        (428.9)         (435.6)        (390.5)      (308.8)     (259.4)
Selling, general and administrative               (390.1)         (284.0)        (203.8)      (175.2)     (140.4)
Depreciation and amortization                     (202.8)          (74.0)         (51.4)       (58.0)      (16.2)
                                                --------        --------        -------     --------    --------
    Operating loss                                (248.3)          (70.2)         (37.8)       (41.5)      (24.1)
Financial results, net(2)                           (8.3)          (15.9)          (9.1)        (5.5)       (5.3)
Loss on marketable securities                      (42.9)              -              -            -           -
Equity results in joint ventures and associates    (75.7)          (41.6)         (43.3)        (7.9)        3.8
Profit on sale/dilution of interests
in subsidiaries, joint ventures and associates     429.2           114.2           31.1            -           -
                                                --------        --------        -------     --------    --------

Profit/(loss) before taxation                        54.0          (13.5)         (59.1)       (54.9)      (25.6)
Profit/(loss) from continuing operations            152.2           (9.1)         (59.0)       (58.5)      (26.0)
Net profit/(loss)                                   152.2          (17.0)         (68.8)       (63.8)      (26.0)
Per share amounts(3)
BASIC
Profit/(loss) from continuing operations       $     2.75       $   (0.18)      $  (1.54)    $ (1.53)
Net profit/(loss)                                    2.75           (0.34)         (1.80)      (1.67)
Diluted
Profit/(loss) from continuing operations         $   2.69      $    (0.18)      $  (1.54)    $ (1.53)
Net profit/(loss)                                    2.69           (0.34)         (1.80)      (1.67)
Dividends(4)                                            -               -              -        1.36
Weighted average shares outstanding
Basic                                          55,414,252       50,790,662      38,235,000   38,235,000
Diluted                                        56,537,850       50,790,662      38,235,000   38,235,000



                                                                                                       ACQUIRED MIH
                                                                                                         BUSINESS
                                                                                                         COMBINED
                                                             CONSOLIDATED (1)                          (PREDECESSOR)
                                                                                                            (1)
                                    --------------------------------------------------------------     -------------

                                                                     YEAR ENDED MARCH 31,

                                                     2001         2000           1999         1998        1997

                                                       (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                    ---------------------------------------------------------------------------------

Amounts in accordance with US GAAP:

Total revenues, net                          $     773.6         $ 723.4        $ 607.9      $ 500.5     $ 391.9
Profit/(loss) from continuing operations           559.4          (102.5)         (64.1)       (74.1)      (26.0)
Net profit/ (loss)                                 559.4          (110.5)         (74.0)       (79.3)      (26.0)
Per share amounts
BASIC (3)
Profit/(loss) from continuing operations           10.09            (2.01)         (1.68)       (1.94)
Net profit/(loss)                                  10.09            (2.17)         (1.94)       (2.07)
Diluted (3)
Profit/(loss) from continuing operations            9.89            (2.01)         (1.68)       (1.94)
Net profit/ (loss)                                  9.89            (2.17)         (1.94)       (2.07)


BALANCE SHEET DATA (AT PERIOD END):
Amounts in accordance with IAS:

Cash and cash equivalents                          329.7          $180.0        $  56.1      $ 153.4      $ 53.9
Total assets(5)                                  1,929.7           996.6          776.2        646.1       287.2
Total debt(7)                                      320.7           249.7          284.4        107.6        76.8
Total liabilities(5)                               632.6           549.8          599.0        392.5       337.7
Amounts in accordance with US GAAP:
Total assets(6)                                  2,854.3          $977.0        $ 746.3       $621.2      $287.2

Total debt(7)                                  320.7              249.7           284.4        107.6        76.8
Total liabilities(6)                           555.0              549.8           599.0        392.5       337.7
Minority interest                            1,255.3              107.9             0.5          -             -
Total shareholders' equity                   1,044.0              319.3           146.8        228.7       (50.6)
OTHER DATA:
Operating (loss)/ profit before
  depreciation and amortization(8)             (45.5)       $       3.8         $  13.6        $16.5      $ (7.9)
Cash flow from operating activities            (71.0)              24.5           (19.2)         5.2        68.5
Cash flow from investing activities             44.6             (218.3)          (85.2)       178.4       (14.6)
Cash flow from financing activities            184.2              324.1             7.8        (84.9)      (13.3)
Capital expenditure                            (36.6)             (25.5)          (11.4)       (31.7)      (17.6)
Subscribers in thousands (at period end):
Africa

         South Africa                          1,060              1,088           1,073           1,054    1,008
         Sub-Saharan Africa                      180                155             140             109      104
         Egypt                                    55                 46              30              18       13
         Middle East                             102                 94              62              27       15
                                               -----              -----           -----           -----    -----
                  Total Africa                 1,397              1,383           1,305           1,208    1,140
Mediterranean
         Greece                                  334                307             316             254      203
         Cyprus                                   51                 43              35              31       26
                                               -----              -----           -----           -----    -----
                  Total Mediterranean            385                350             351             285      229
Asia
         Thailand                                382                333             300             313      253
                                               -----              -----           -----           -----    -----
                  Total subscribers            2,164              2,066           1,956           1,806    1,622
                                            ========            =======         =======          ======   ======
Average monthly revenue per subscriber(9)   $  26.36            $ 26.34         $ 24.11          $23.90   $21.10


                                                              Consolidated
                                                          Year Ended March 31,
                                                          --------------------
                                                                   1997

                                                      (U.S. dollars in millions,
                                                        except per share data)
                                                       ------------------------
STATEMENTS OF OPERATIONS DATA:
Amounts in accordance with IAS:
Net profit                                              $        409.2
Weighted average shares outstanding                         38,235,000
Profit per share                                                 10.68
Amounts in accordance with US GAAP:
Net profit                                               $       409.6
Profit per share                                                 10.69
BALANCE SHEET DATA (AT PERIOD END):
Amounts in accordance with IAS:
Total assets                                             $       803.1
Total debt (5)                                                   124.0
Amounts in accordance with US GAAP:
Total assets                                             $       803.1
Total debt (5)                                                   124.0
Total shareholders' equity                                       397.3



1) See "Item 4. Information on the Company - 4.A History and Development of the Company".

2) Includes interest expense, interest income, dividend income and foreign exchange gains and losses.

3) Per share amounts are not applicable to the results of the Acquired MIH Businesses.

4) Dividend paid in 1998 was to facilitate the capitalization of M-Web Holdings. The Company does not expect to pay dividends in the near future.

5) The comparative total assets and total liabilities amounts in respect of the year ended March 31, 2001 have been changed to exclude long-term sports rights, for which the price changes depending on the league in which a sports team plays. Previously the estimated costs of these contract rights were capitalized. The cost was estimated based on the amount payable under the contract if the sports team remained in the same league for the duration of the contract. The asset and liability were adjusted if the team was promoted or relegated to a different league. Since the amount payable under the contract changes according to the league in which the sports team plays, the cost of these sports rights cannot be measured reliably at the inception of the contract as required to capitalize an intangible asset under IAS 38 "Intangible Assets". The Company therefore changed its method of accounting for these variable sports rights to report an expense upon showing or an asset and liability when the cost of each event is reliably determinable. This change did not have an effect on net income or shareholders' equity of the Company. Total assets and liabilities as of March 31, 2000, relating to program and film rights each decreased by $80.3 million. The Company did not have any significant variable sports rights prior to March 31, 2000.

6) Under US GAAP, program and film rights are only accounted for on screening in line with SFAS 63 "Financial Reporting by Broadcasters". The different treatment between IAS and US GAAP does not have an impact on net profit or shareholders' equity. For further information see note 38 to our consolidated financial statements included elsewhere in this annual report.

7) Includes bank overdrafts, current portion of long-term debt, long-term debt (including approximately $20.1 million (inclusive of accreted interest) which was recorded in connection with the transfer of shares of M-Net/SSIH), but excluding the liabilities for program and film rights. At the end of fiscal 1997, excludes debt owed to MIH Limited included in the liabilities of the Acquired MIH Businesses, as such amounts would be eliminated upon consolidation.

8) Operating (loss)/profit before depreciation and amortization is defined as Operating (loss)/profit before depreciation and amortization (other than amortization of film and sports rights). Operating (loss)/profit before depreciation and amortization is presented supplementally as we believe it is the most appropriate measure for evaluating operating performance. We believe Operating (loss)/profit before depreciation and amortization is a standard measure commonly reported and widely used by analysts, investors and others associated with the pay-media industry. Operating (loss)/profit before depreciation and amortization eliminates the uneven effect across reporting periods and companies of (1) depreciation of tangible property, plant and equipment and (2) amortization of intangible assets acquired in business combinations accounted for by the purchase method of accounting. While many in the financial community consider Operating (loss)/profit before depreciation and amortization to be an important measure of comparative operating performance, it should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles which are presented in the audited financial statements included elsewhere in this Annual Report. Additionally, our calculation of Operating (loss)/profit before depreciation and amortization may be different than the calculation used by other companies and, therefore, comparability may be affected.

9) Excludes our Asia and Middle East pay-television operations because such revenues are not consolidated with our income statements. Total subscribers from consolidated operations were 1,680, 1,638, 1,594 and 1,466 million at March 31, 2001, 2000, 1999 and 1998, respectively.

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

                                                MARCH 31,
                   -----------------------------------------------------------
Baht                 2001          2000          1999       1998          1997
                   ------         -----          -----     -----         -----
Period End          44.99         37.85          37.58     39.60         25.97
High                44.99         41.62          43.75     56.10         26.10
Low                 37.78         36.58          35.78     22.75         25.23
Average (1)         41.58         38.05          38.76     36.90         25.54

(1) The average of the Noon Buying Rates on the last day of each full month during the relevant period.


3.D. RISK FACTORS

          In addition to other information contained in this annual report, prospective investors should consider carefully the following factors in evaluating our company and its business before making an investment in the securities of the company.

RISKS RELATED TO OUR OPERATIONS

WE HAVE A HISTORY OF OPERATING LOSSES THAT WILL CONTINUE AT LEAST THROUGH THE FISCAL YEAR ENDING MARCH 31, 2002, AND WE MAY NEVER BE PROFITABLE

          We have incurred significant net losses since inception and, at March 31, 2001, had an accumulated deficit of $300.7 million (including foreign currency translation adjustments). In addition, we currently intend to incur substantial operating expenses for the foreseeable future to fund the expansion of our businesses and to attempt to increase our subscriber base and develop our Internet and technology businesses. As a result, we expect to incur operating and net losses through the fiscal year ending March 31, 2002 and may continue to incur losses thereafter. We cannot assure you that we will ever be profitable.

GENERAL ECONOMIC TRENDS, INCLUDING THE RECENT GLOBAL ECONOMIC DOWNTURN AND THE FAILURE OF MANY INTERNET AND TECHNOLOGY BUSINESSES, MAY CONTINUE TO REDUCE OUR REVENUES AND INCREASE OUR LOSSES

          Our revenues are subject to the risks arising from adverse changes in regional and global economic conditions. A decline in general economic conditions has had and could continue to have an adverse effect on our revenues and profit margins. Because of the global economic downturn, we are currently experiencing a decline in revenues. If the economic slowdown continues or worsens, our results of operations may continue to be adversely affected.

          We are also subject to the risks arising from adverse changes in the Internet sector. The growth of Internet business, including the use of instant messaging, has been slower than expected. As a result, the levels of advertising and other revenues from our Internet operations have been lower than we expected. We cannot assure you that we will ever realize the originally anticipated benefits of our investments in our Internet operations.

          The success of our technology businesses is wholly dependent on the rollout of existing pay-media and the rollout of new emerging broadband markets. Our businesses are affected by the significant slow down in global economic trends and technology rollouts. If the economic slowdown continues or worsens, our results of operations may continue to be adversely affected.

FAILURE TO MAINTAIN OUR RELATIONSHIPS WITH LOCAL PARTNERS AND LOCAL GOVERNMENTS COULD HURT OUR BUSINESS IN SOME REGIONS

          Many of our operations have been developed in cooperation or partnership with key local parties. With regard to these operations, we are dependent on our local partners to provide knowledge of the local market conditions and to facilitate the acquisition of necessary licenses and permits. Any failure by us to form or maintain alliances with local partners, or the pre-emption or disruption of these alliances by our competitors or otherwise, could adversely affect our ability to penetrate and compete successfully in many important markets. Some of our businesses may also be vulnerable to local governmental or quasi-governmental entities or other third parties who wish to renegotiate the terms and conditions of, or terminate, their agreements or other understandings with us. Adverse developments with respect to our relationships with our local partners or with local governmental or quasi-governmental entities could adversely affect our business strategy and operating results in important markets.

OUR BUSINESSES ARE HIGHLY COMPETITIVE AND INCREASED COMPETITION COULD REDUCE THE VALUE OF AN INVESTMENT IN OUR COMPANY

          Pay-television. Although we are currently the only major provider of pay-television services in each of our markets, we compete directly with both state-owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue and indirectly with motion picture theatres, video rental stores and other entertainment and leisure activities for general leisure spending. The markets in which we operate are in a constant state of change due to technological, economic and regulatory developments. We are unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on our businesses.

          iTV. The iTV business is a highly competitive industry and increased competition could reduce the value of our investment in OpenTV. OpenTV's current and potential competitors in one or more aspects of its business include iTV technology companies, such as Liberate Technologies, Canal+ Technologies and Microsoft and its wholly-owned subsidiary, WebTV, Internet-related companies, such as America Online, Yahoo! and Real Networks, and broadband interactive service providers, such as Excite@Home and RoadRunner. These companies and many of OpenTV's other current and potential competitors have significantly greater financial, technical and marketing resources and better-recognized brand names than OpenTV does.

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

          Other technology. The market for the products and services offered by our Mindport division is highly competitive. We compete with numerous other entities, including other pay-television providers, many of which have substantially greater financial resources than we do. Current and potential competitors in one or more aspects of the Mindport product line include television and other system software companies, iTV system providers and providers of authoring tools and integration services for pay-media and interactive technology solutions. There are also numerous businesses with the expertise and financial resources necessary to enter the markets in which Mindport operates.

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

          Social, economic and political factors. Many of the countries in which we operate are subject to social, political or economic pressures that may materially adversely affect our business. South Africa is a nascent democracy that is in the early stages of addressing a large wealth differential among its citizens. In recent years, South Africa has also experienced high levels of crime and unemployment, which have impeded foreign investment and prompted an emigration of skilled workers. We also operate in Zimbabwe, which is currently experiencing difficulty with proposed land redistribution and from which we are having difficulty realizing the benefit of our local revenues. Many countries in Asia have in the past few years experienced significant economic downturns and related difficulties. As a result of the decline in the value of the region's currencies, many Asian governments and companies have had difficulties servicing foreign currency-denominated debt and many corporate borrowers have defaulted on their payments. As the economic crisis spread across the region, governments raised their interest rates to defend their weakening currencies, which adversely impacted domestic growth rates. In addition, liquidity was substantially reduced as foreign investors curtailed investments in the region and domestic and foreign banks restricted additional lending activity. The currency fluctuations, higher interest rates, increases in corporate bankruptcies, stock market declines, government-imposed austerity measures and other factors have materially and adversely affected the economies of many countries in Asia, including China and Thailand. These adverse economic developments in Asia could materially adversely affect our business. In addition, we currently do and may begin to do business in other countries that are subject to political, social or economic pressures that could adversely affect our business. Although governments in many of these countries have taken steps toward addressing these problems, it is not possible to predict whether or to what extent these steps will succeed in achieving their objectives or what effect these steps or these problems will have on companies doing business in these countries.

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

          In the future, we may receive notices of claims of infringement of other parties' proprietary rights or claims for indemnification resulting from infringement claims. We expect that software developers will increasingly be subject to these types of claims as the number of products and competitors providing software and services to the pay-media industries increases and overlaps occur. The emerging enhanced-television industry, of which we are involved in the development, is also highly litigious with regard to intellectual property matters, particularly in the area of on-screen program guides. Any such claim, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us or they may not be available at all. As a result of such infringement claims, a court could also issue an injunction preventing us from distributing certain of our products. Any of these types of problems relating to intellectual property matters could cause us to incur substantial costs and could result in a significant diversion of managerial resources, which in turn could materially adversely affect our business, operating results and financial position.

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

          Part of our growth strategy includes acquisitions of and investments in pay-television, Internet services, iTV services and pay-media technology businesses in different countries. We cannot assure you that we will be able to identify and acquire new businesses on satisfactory terms, if at all, or that the funds necessary to finance these acquisitions or investments will be available to us.

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

SATELLITE FAILURES OR OUR INABILITY TO OBTAIN RIGHTS TO USE SATELLITES COULD HAVE A SERIOUS ADVERSE IMPACT ON OUR BUSINESS

          Our digital programming is transmitted to customers through different satellites around the world, and in some regions our terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, we receive a significant amount of our programming through satellites. Satellites are subject to significant risks, including defects, launch failure, incorrect orbital placement and destruction and damage that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. In addition, there can be no assurance that satellites will achieve their minimum design life. Furthermore, our lease agreements relating to transponders, which are microwave repeaters on a satellite that can retransmit a signal or set of signals, do not guarantee the minimum useful life of any satellites. Although we have not experienced any significant disruption of our transmissions, the operation of satellites is beyond our control. Future launch failures or disruption of the transmissions of satellites that are already operational could have a material adverse effect on our business and financial results. In addition, our ability to transmit our programming following the expected useful lives of the satellites in respect of which we currently have use arrangements in place and to broadcast additional channels will depend upon our ability to obtain rights to utilize transponders on other satellites. We do not currently have alternative satellite contracts in place, and in the event of a satellite failure, we would need to procure transponder capacity on other satellites. We cannot assure you that we will be able to obtain alternative capacity rights or that the cost of these rights will be commercially acceptable to us.

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

ADDITIONAL RISKS RELATED TO OUR INTERNET BUSINESS

          Our long-term success depends on the development of the Internet as a commercial medium, which is especially uncertain in the countries in which we have entered or may enter the Internet business.

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

          Our company is structured as a holding company and we have no significant business operations or assets other than our interests in our subsidiaries, joint ventures and other investments. Accordingly, we must rely entirely upon distributions and repayment of advances from our subsidiaries, joint ventures and other investments to generate the funds necessary to meet our obligations and our other cash flow needs, including cash for working capital, capital expenditures and acquisitions. Our subsidiaries and joint ventures are separate and distinct legal entities that have no obligation to make any funds available to us, whether by dividends, loans or other payments. In addition, the ability of our subsidiaries and joint ventures to make distributions to us is subject, in certain jurisdictions, to foreign investment and exchange laws and the availability of foreign exchange in sufficient quantities in those countries. The amount of distributions we receive from these entities is also affected by the regulatory systems in these jurisdictions, primarily the provisions relating to exchange controls. In addition, because the consent of our joint venture partners is required in some of our joint ventures for distributions from these joint ventures, our ability to receive distributions from these joint ventures is dependent on the co-operation of our joint venture partners. Accordingly, we cannot assure you that we will be able to realize benefits from our subsidiaries, joint ventures and other investments through the receipt of distributions at the times and in the amounts we desire. Any failure by us to receive distributions from our subsidiaries, joint ventures or other investments would restrict our ability to pay dividends on our Class A Ordinary Shares in the future and could otherwise have a material adverse effect on our business and financial condition. In the event that we are unable to meet our working capital needs and capital expenditure requirements with cash generated from our subsidiaries, joint ventures or other investments, we would have to consider various options, such as incurring indebtedness, obtaining additional equity capital or selling our assets. We cannot assure you that we will be able to raise new equity capital, refinance our outstanding indebtedness or obtain new financing in the future or that, if we are able to do so, the terms available will be favourable to us.

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

THE INTERESTS OF OUR MAJORITY OWNER MAY DIFFER FROM YOUR INTERESTS AND MAY RESULT IN OUR ACTING IN A MANNER INCONSISTENT WITH YOUR GENERAL INTERESTS

          MIH Holdings indirectly owns all of our outstanding Class B Ordinary Shares, representing 76.4% of the voting rights with respect to our ordinary shares. MIH Investments (Proprietary) Limited owns 64.7% of the voting stock of MIH Holdings, and Naspers owns all the voting stock of MIH Investments and directly owns 2.8% of MIH Holdings. In addition Naspers directly owns 3.4% of the voting stock of MIH Limited. As a result of their ownership of our Class A Ordinary Shares and Class B Ordinary Shares, MIH Holdings and its parent companies effectively control us and have sufficient voting power, without the vote of any other shareholders, to determine the outcome of any action requiring shareholder approval, including amendments of our Memorandum and Articles for any purpose (which could include increasing or reducing our authorized capital or authorizing the issuance of additional shares). We engage in transactions with MIH Holdings and its parent companies in the ordinary course of business. The interests of MIH Holdings and its parent companies may diverge from your interests, and they may be in a position to require us to act in a way that is inconsistent with the general interests of the holders of our Class A Ordinary Shares, including through transactions with related companies. For a more complete description of our relationships with MIH Holdings and its parent companies and these companies' ownership of our ordinary shares, see "Item 4. Information on the Company - 4.C. Organizational Structure" and " Item 7. Major Shareholders and Related Party Transactions".

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

THE SALE OF SUBSTANTIAL AMOUNTS OF OUR CLASS A ORDINARY SHARES COULD ADVERSELY AFFECT ITS MARKET PRICE

          Sales of substantial amounts of our Class A Ordinary Shares could adversely affect the market price of our Class A Ordinary Shares and could materially impair our future ability to raise capital through offerings of our Class A Ordinary Shares. Pursuant to requirements for listing on the Euronext Amsterdam Stock Exchange, several of our principle shareholders, including SSIH, Johnnies Industrial Corporation Limited and MIH (BVI) Limited, have agreed to certain restrictions on their ability to sell our ordinary shares until April 13, 2002, the third anniversary of our initial public offering. We cannot predict what effect, if any, market sales of shares held by these shareholders or any other of our shareholders or the availability of these shares for future sale will have on the market price of our Class A Ordinary Shares.

THE ANTI-TAKE-OVER PROVISIONS CONTAINED IN OUR CHARTER COULD DETER A CHANGE IN CONTROL

          Some of the provisions of our Memorandum and Articles may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our Class A Ordinary Shares. The low voting rights of our Class A Ordinary Shares (relative to our Class B Ordinary Shares), as well as other provisions of our Memorandum and Articles, may delay, deter or prevent other persons from attempting to acquire control of us. These provisions include:

          - our classified board of directors;

          - the authorization of our board of directors to issue undesignated preference in one or more series without the specific approval of the holders of ordinary shares;

          - the establishment of advance notice requirements for director nominations and actions to be taken at shareholder meetings; and

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

          We were incorporated in the British Virgin Islands on July 26, 1991 and conduct our businesses through subsidiaries and joint ventures. MIH Holdings, which is quoted on the JSE under the symbol "MHH", indirectly owns shares representing 52.0% of the economic interest and 76.5% of the voting interest with respect to our ordinary shares. MIH Investments owns 64.7% of the voting stock of MIH Holdings, and Naspers owns all the voting stock of MIH Investments. Naspers directly owns shares representing 3.4% of the economic interest and 1.7% of the voting interest with respect to our ordinary shares.

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

          The comparability of the Consolidated Statements for the years ended March 31, 2001, 2000, 1999 and 1998 with the Combined Statements of the Acquired MIH Businesses for the year ended March 31, 1997 is affected by:

          - the intangible assets recognized upon the acquisition of the Acquired MIH Businesses and the amortization thereof; and

          - the acquisition of 100% of Irdeto in 1998 and the consolidation of results which were equity accounted in the combined financial statements.

4.B. BUSINESS OVERVIEW

OVERVIEW

          Last year was certainly one of the most turbulent in the history of media over the past century. The dynamic role of television, Internet and wireless access is fundamentally changing consumer behaviour. Markets and businesses need to be rapidly changing to address the many new opportunities. The Company is at the heart of this progress.

          We continued to implement our strategy for our Subscriber Platforms segment, which comprises our pay-television and Internet activities, and our Software Solutions segment, which encompasses OpenTV and Mindport (including Irdeto Access and Mindport IBS Limited). The size and international scope of our businesses have grown significantly and we now provide a range of entertainment and information subscription services and software solutions in over 50 countries, touching the lives of millions of people from all walks of life.

OBJECTIVES AND STRATEGY

Over the past 15 years we have provided compelling content and efficient services to our subscriber platforms. Advances in television, the Internet and wireless technologies have created opportunities to build value through the provision of online and interactive services delivered anywhere, anytime. We will continue to focus on building value by growing our digital subscriber platforms, interactive and online services, and delivering best-of-breed software solutions. Our key objectives are as follows:

          - CONTINUE TO BUILD OUR DIGITAL SUBSCRIBER BASE. We seek to continue to expand our digital pay-television subscriber base, both by converting our current analog customers to digital service and by gaining new digital customers. We believe a large digital subscriber base will give us a strong platform
          for  developing   e-commerce  and  "t-commerce"   (e-commerce  through
          television) revenue opportunities.

          - FOCUS OUR INTERNET BUSINESSES. By offering attractive content and superior service, we intend to continue to grow M-Web Holdings, a joint-venture company, in which we have 22.3% as the leading Internet service provider and content portal in South Africa. We are also focussed on taking advantage of e-commerce opportunities and on leveraging our pay-television infrastructure to develop ISP operations in other sub-Saharan nations besides South Africa. We entered the Indonesian Internet market in June 2000 and are the leading portal and operator of Internet cafes. We have also acquired a leading position in the China Instant Messaging market which we will continue to develop. We are capitalizing on the experience that we have acquired through our Thai and South African Internet operations by applying this knowledge to the development of our positions elsewhere. We are focussed in driving our businesses to operational cashflow breakeven as soon as possible.

          - CONTINUE TO DEVELOP SOFTWARE SOLUTIONS. We have developed Mindport's conditional access into a mature technology company that develops and sells software and hardware solutions supporting pay-media businesses worldwide. Growth in global trends in technology deployments have slowed. We have significantly scaled our business in line with these slower trends. We believe that Mindport's software solutions will continue to benefit from our experience as a pay-media operator.

     We intend to implement the following strategies in pursuing our objectives:

          - CROSS-PROMOTION AND PLATFORM LEVERAGE. We believe that our leading pay-television platforms place us in a strong position to leverage our content aggregation and management expertise to new content delivery platforms, such as the Internet, through cross-promotion. A good example is the use of our pay-television channels in South Africa to cross-promote our South African M-Web Internet operations. We plan to continue to use this strategy of cross-promoting services as we expand our Internet businesses in other target markets.

          - LOCAL APPROACH. We have a proven track record of establishing businesses in developing markets, such as Africa and Southeast Asia. We believe that an important component of our success in these markets is our emphasis on taking a local approach. This involves employing local partners and management teams and incorporating linguistically and culturally tailored local content in our service offerings. For example, we place great emphasis on obtaining the rights to broadcast popular sporting events in each of our pay-television markets, such as cricket and rugby in South Africa, and soccer in Greece and Thailand. Our strategy is to continue to take a local approach to content as we expand our pay-television and Internet businesses through, for example, the development of local language search engines and local content portals.

          - PROVIDE HIGH-QUALITY SERVICE. We view our business primarily as a service business and, accordingly, place great emphasis on providing high-quality customer service. We believe that this helps build customer loyalty and reduce "churn", a term used to describe customer turnover. We seek to achieve high-quality customer service by operating walk-in service centers and utilizing computer systems, which allows customer service representatives to quickly address subscriber concerns.

SUBSCRIBER PLATFORMS

          Subscriber Platforms comprise both pay-television platforms and Internet operations. These businesses do not all advance at the same rate and are at varying stages of growth. The Internet is already providing much of the content and services that are available through interactive-enabled television sets and mobile devices and will effectively become a backbone to the delivery of such services.

          With this progress in mind, our pay-television and Internet platforms are grouped within the Subscriber Platforms business segment. We own or operate subscriber platforms in Africa, the Middle East, the Mediterranean region, Thailand, Indonesia and China.

          During fiscal 2001 the total digital base of our television platforms increased by some 253,000 to over 1.1 million households, which for the first time represents more than 50% of our television subscribers. This is an important shift and serves as a foundation for the introduction of iTV services. These include enhanced-television programming, t-mail (e-mail via television) and commerce.

          We intend to continue to grow the Subscriber Platforms segment. Opportunities will be assessed on their financial and strategic merits, keeping in mind the requirement to strike the right balance between realising long-term value and attaining positive cash flows within a reasonable timescale.

          The following table sets forth the services offered and subscriber numbers for our pay-television subsidiaries and joint ventures by region and service:

                        LAUNCH DATE        SERVICE           SUBSCRIBERS AS AT
                                                                MARCH 31, 2001
                        -----------        -------           -----------------
AFRICA

     South Africa           1986         M-Net (analog)               558,004
                            1995         DStv (digital)               502,198
     Sub-Saharan Africa     1991         M-Net (analog)                28,544
                            1996         DStv (digital)               151,566
     Egypt and Middle East  Various      Subscriber
                                         management(1)

MEDITERRANEAN

     Greece                 1993/1997    LTV/Alfa (analog)            264,801
     Cyprus              1994/1996/1997  FilmNet/SuperSport/
                                         K-TV (analog)                 51,158
                            1999         NOVA (digital)(2)             69,271
ASIA

     Thailand               1995         UBC Cable (analog)           150,906
                            1995         UBC Satellite (digital)      231,574

----------------------------------------------------
     (1) Television platforms operated by third parties.

     (2) Our Greece digital platform was launched on December 16, 1999. See "-Subscriber Platforms-Mediterranean".

     Despite the harsh revaluation across much of the Internet sector during the fiscal year, we continue to regard Internet technology as important. It has impacted traditional ways of doing business, including the relationship between clients and suppliers, and has transformed the competitive landscape in many industries.

     Our approach to the Internet remains to utilize our existing assets optimally to build strong subscriber platforms. We believe in an 'anytime, anywhere' philosophy which enables our subscribers to access our content platforms via television, Internet and wireless technologies. In the future we expect to deploy our expertise in order to manage interactive services.

     M-Web Holdings Limited, our 22.3% held Internet business in Africa, was delisted from the JSE, in July 2001. Given the negative sentiment towards Internet-related stocks on the JSE, along with the future funding requirements of M-Web Holdings and the requirement by the JSE for M-Web Holdings to maintain a minimum public shareholder spread, the directors were of the opinion that M-Web Holdings business could in the present environment, be better structured as an unlisted company. We believe M-Web Holdings is well positioned to provide the transaction infrastructure to enable MultiChoice Africa to develop into an interactive platform.

     The Internet investments in Thailand comprise the wholly-owned subsidiary M-Web (Thailand) and a majority stake in KSC. M-Web (Thailand) is a significant Internet media operation and achieves traffic volumes in excess of
2.0 million page views per day. M-Web Indonesia was launched in May 2000 following the acquisition of a small ISP and portal assets. It quickly established significant traffic volumes which at year-end exceeded an aggregate of 1.0 million page views per day, representing around 60% of the market. Web Indonesia has 500,000 registered e-mail users.

     More than 50% of users in Indonesia access the Internet through Internet centers. In January 2001 M-Web Indonesia acquired a network of nine Internet centers around Jakarta, located primarily on university campuses. Since then it has continued to expand the network in Jakarta as well as in other major cities such as Surabaya and Yogyakarta. M-Web Indonesia's Corporate Services Division offers a full range of managed and network services, including hosting, DRC, Internet access though fixed wireless, xDSL and cable, and consulting services.

     With respect to our Internet operations in China, it has become clear that the Chinese Internet market is not yet ready for online service provision by anyone but the existing telecommunications operators. Consequently, M-Web China has focused on two virtual niche portals: SportsCN, a leading sports portal which by year-end attracted more than 2.0 million page views and 650,000 unique visitors per day; and eefoo.com, a personal finance portal which attracted more than 450,000 page views per day.

     Subsequent to year-end we acquired a 46.5% stake in QQ, the most pervasive instant-messaging platform in China. Instant messaging has become an important communications tool worldwide and QQ is currently the leading instant-messaging service in China, with 18 million active customers, representing 95% of the market.

          To support the development of our subscriber platforms, we entered into a joint-venture arrangement with iTouch plc for the provision of wireless data services to mobile customers in Indonesia, Thailand, China and Greece. Under the arrangement we will contribute the operating infrastructure required for the provision of interactive voice response (IVR) and short-message service (SMS) applications. iTouch will customize these services in each of our operations in the identified countries, and we and iTouch will share revenues.

GROWTH

          Over the past four years we have experienced growth in the number of our subscribers, revenue per subscriber and total pay-television revenue. South Africa, which is our largest market is reaching maturity and therefore we expect the growth rate to decline. From the fiscal year ended March 31, 1997 to March 31, 2001, we increased our number of subscribers under management from 1,623,016 to 2,164,457. Over the same period, our digital subscribers as a percentage of our total subscribers increased from 11.0% to 50.9%, which significantly impacted our revenue per subscriber as digital subscription fees are approximately two-thirds higher than analog fees. As a result, we have increased our monthly revenue per subscriber, excluding Asia and the Middle East, which are not consolidated, from $21.10 for the fiscal year ended March 31, 1997 to $26.36 for the fiscal year ended March 31, 2001. Over the same period, subscription revenues increased by a compounded annual growth rate of 13% from $315.5 million to $513.6 million.

          The following table shows the growth of subscribers in each of our markets:

                                           March 31,
                                ----------------------------------------------
                                2001    2000    1999     1998    1997   CAGR(1)
                                ----    ----    ----     ----    ----   ------
SUBSCRIBER (THOUSANDS):
AFRICA

         South Africa          1,060   1,088   1,073    1,054   1,008     1.3%
         Sub-Saharan Africa      180     155     140      109     104    14.7%
         Egypt                    55      46      30       18      13    43.4%
         Middle East             102      94      62       27      15    61.5%
                               -----   -----   -----    -----   -----    -----
         Total Africa          1,397   1,383   1,305    1,208   1,140     5.3%
MEDITERRANEAN
         Greece                  334     307     316      254     204    13.1%
         Cyprus                   51      43      35       31      26    18.3%
                               -----   -----   -----    -----   -----    -----
         Total Mediterranean (2) 385     350     351      285     230    13.7%
ASIA

         Thailand                382     333     300      313     253    10.9%
                               -----   -----   -----    -----   -----    -----
         Total subscribers     2,164   2,066   1,956    1,806   1,623     7.5%
                               =====   =====   =====    =====   =====    =====

Average revenue per
subscriber (3)                $26.36  $26.34  $24.11   $23.90  $21.10

          (1) Compounded annual growth rate calculated from March 31, 1997 until March 31, 2001.

          (2) Our Greek subscriber numbers at March 31, 2000 reflect our policy change, effective as of September 30, 1999, of moving the disconnect date for subscribers whose billing is in arrears forward by one day from the first day of the month to the last day of the previous month. Without giving effect to this policy change, our Greek subscriber numbers at March 31, 2000 would have been reported as 332,117.

          (3) Excluding our Asian and Middle East operations because these revenues are not consolidated on our income statements. Total subscribers from consolidated operations were 1.680 million, 1.638 million, 1.594 million, 1.466 million and 1.355 million as of March 31, for 2001, 2000, 1999, 1998 and 1997, respectively.

          As of March 31, 2001, our pay-television operations had 1,101,450 digital subscribers, as compared to 848,084 digital subscribers as of March 31, 2000. This represents digital subscriber growth of 253,366, or 29.9%.

AFRICA

South Africa
------------

          Products: MultiChoice Africa and MultiChoice Middle East ("MCME") provide television and subscriber management services in 49 countries across Africa, adjacent islands and the Middle East.

          The television service consists of terrestrial analog networks as well as direct-to-home digital satellite television (DStv) bouquets. DStv comprises some 50 video channels, six data channel and 48 audio channels. Among the most popular with viewers are M-Net (Africa's premier pay-television channel), SuperSport, Movie Magic, kykNET (an Afrikaans-language channel), Discovery Channel and National Geographic Channel. A stand-alone bouquet for Indian subscribers was introduced in December 2000 and Portuguese-language bouquet will be launched in the new financial year. In addition, a dedicated spot beam was launched, covering West Africa and targeting Nigeria, in particular, with local and customized channels.

          At year-end the subscriber base in Nigeria totalled 41,600 households, of which all but 4,000 were linked to the digital service. MultiChoice Africa's aggregate base ended at 1.24 million households. The digital base surpassed the analog one, growing by 27% to some 650,000. The analog base declined to 586,000, primarily due to subscribers migrating from the analog to the digital platform. The digital base represents 53% of MultiChoice Africa's total number of subscribers - a significant development, as the average revenue per subscriber of this base exceeds that of the analog base.

          M-Net and SuperSport continue to play a key role in growing the subscriber base through the delivery of premium thematic channels and exclusive content.

          M-Net retained its position as one of the leading broadcasters in the world in terms of secure output deals with major Hollywood studios, enabling it to screen the best movies, series and miniseries. M-Net compiles eight channels for broadcast on the KU-band in Southern Africa, six of which are also transmitted to viewers in the rest of Africa via C-band. kykNET celebrated its first birthday during the year and remains among the top three advertising earners on the DStv bouquet. KTV, the only package pay-television channel in Africa for 3 to 13 year-old children, expanded its programming to cater for teenagers to the age of 16. M-Net also produces Channel O, Africa's first music television channel for the youth.

          SuperSport produces three 24-hour-a-day channels for DStv. Its extensive coverage of 1,700 hours of the 2000 Olympic Games on up to eight channels at a time, plus international rugby, cricket, golf and other sports, aided strong growth in viewing figures, advertising revenue and sales of DStv set-top boxes. Another achievement was its nine-channel, enhanced-television coverage of the Nedbank Golf Challenge, Africa's major golf event.

          Opportunity: As of March 31, 2001, MultiChoice Africa had 558,004 subscribers to its analog service and 502,198 subscribers to its digital service in South Africa, a total of approximately 16.4% of South Africa's television market. South Africa is Africa's largest economy, with a population of over 40 million people, and is Africa's third largest television market with over 6.5 million TV households in 2000. A substantial portion of television households have sufficient disposable income to regularly purchase our services. We believe that there is potential for growth in MultiChoice Africa's digital platform business due to a number of additional factors, including:

          - the nationwide coverage provided by our digital platform, which allows us to reach new customers who are not able to receive our analog transmissions; and

          - a significantly enhanced bouquet that provides broader appeal to households that do not currently subscribe to the dual-channel analog service.

          Marketing and Subscriber Management: The majority of growth in our digital subscriber base has come from customers who upgrade from analog with additional growth coming from new, rural subscribers currently unable to receive the analog service.

     We service our subscriber base through our customer care and billing center in Johannesburg, which uses Mindport's IBS subscriber management system. These centers provide customers with local walk-in and telephone service and also perform backup services for the other centers in times of heavy call volume. We also conduct telemarketing from these centers in order to solicit new subscriptions.

          Pricing and Billing: The following table sets forth certain pricing information for our South African businesses:

             SUBSCRIBERS (THOUSANDS)          MONTHLY        EQUIPMENT PRICE (1)
                   MARCH 31                SUBSCRIPTION                MONTHLY
                                              PRICE          PURCHASE  LEASE (2)
             ------------------------      -------------     --------  --------
             2001    2000    1999      ZAR(3)    $       ZAR   $     ZAR    $
             ----    ---------------------------------------------------    ----
Analog        558     687     802       179    24.42     499 109.00  25.90  3.53
Digital       502     400     271       299    40.93   2,499 409.14  59.00  8.05

          (1) Includes price of satellite receiver in the case of digital service.

          (2) The amount of monthly payment under optional instalment purchasing plans for equipment, which are typically five years in length and require a deposit of ZAR250 ($34.11) for digital equipment and ZAR90 ($12.28) for analog equipment.

          (3) Includes price increase Apri1, 2001.

          MultiChoice Africa bills its subscribers monthly, in advance, in South African rand. During the year ended March 31, 2001, MultiChoice Africa experienced an average monthly net churn (net churn is the percentage of customers who terminate their subscription in a given period minus the number of former customers who reconnect in that period) of approximately 1.8% on its analog subscriber base and less than 0.6% on its digital subscriber base. To date, we have not experienced significant customer disconnections as a result of increases in the price of our services.

          Competition: Our digital and analog platforms are currently the only pay-television services provided in South Africa. MultiChoice Africa competes directly with the four free-to-air television channels in South Africa (which are carried on our digital bouquet) and indirectly with live sporting events, motion picture theatres, the Internet and other forms of entertainment. DStv's offering of 50 distinct video channels is several times greater than all of the competing free-to-air television channels in South Africa combined.

          Another operator that currently provides a free, encrypted digital service has announced an intention to provide a digital service that may be subscription based.

          Transmission: The transmission of MultiChoice Africa's analog services is conducted by Orbicom / Sentech and signal distribution of digital services is conducted by Orbicom.

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

Sub-Saharan Africa

          Products. We offer terrestrial analog and digital satellite pay-television services to Sub-Saharan Africa through MultiChoice Africa and various subsidiaries, joint ventures and agents. We offer many of the same premium channels in Sub-Saharan Africa as in South Africa, including those broadcasting exclusive premium films and popular sports. Our analog service transmits a customized M-Net channel, which features exclusive movies and sports and other programming, to 8 African nations through subsidiaries and joint ventures. Our digital service features 6 audio channels and 35 video channels, including the customized M-Net channel and many major international network channels, transmitted to more than 40 countries in Sub-Saharan Africa.

The following table as of March 31, 2001 provides information about the primary Sub-Saharan African nations in which we conduct business:

                              SUB SAHARAN AFRICA


                                                                                                     ANALOGUE
                              TOTAL TV                                                               BUSINESS
               POPULATION     HOUSEHOLDS     ANALOGUE      DIGITAL       TOTAL         TOTAL         OWNERSHIP        START
                (MILLION)    (THOUSANDS)     SUBSCRIBERS  SUBSCRIBERS  SUBSCRIBERS  PENETRATION      INTEREST(1)      DATE


Nigeria           125.0        10,000           3,566        38,049       41,615       0.42%           79%            1994
Tanzania           30.0           600             490         5,035        5,525       0.92%           60%            1997
Kenya              30.0         1,740           1,809         9,419       11,228       0.65%           51%            1995
Uganda             22.0           250           1,608         3,009        4,617       1.85%           75%            1995
Ghana              18.0         1,702           1,654         4,257        5,911       0.35%           50%            1993
Zimbabwe           11.3           389             264        23,737       24,001       6.17%           N/A             N/A
Angola             10.1           150               -        12,085       12,085       8.06%           N/A             N/A
Malawi             10.0            40             916         4,009        4,925      12.31%           N/A             N/A
Zambia             10.0           300           4,499         6,577       11,076       3,69%           51%            1995
Namibia             1.8           110          13,173        17,562       30,735      27.94%           49%            1992
Botswana            1.6            60             161        11,815       11,976      19.96%           50%            1993


(1) Ownership of digital is 100%.

          Opportunity: As of March 31, 2001, MultiChoice Africa and its subsidiaries and joint ventures had 28,544 Sub-Saharan African subscribers to its terrestrial analog service and 151,566 Sub-Saharan African subscribers to its DStv digital satellite service. We believe that there is potential, for growth in MultiChoice Africa's digital platform business in Sub-Saharan Africa due to a number of factors, including:

          - a significantly enhanced bouquet with the launch of KU-band services in Sub-Saharan Africa and niche bouquet offerings to specific language groups (currently Portuguese and Indian); and

          - the launch of KU-band services resulted in a significant decrease in the cost of reception equipment (90cm dish vs. 1.8m to 3m dish).

          Marketing and Subscriber Management. We actively market our services in the region through local affiliates and agents. Our efforts are focused on the major cities in each of the countries we serve because we believe that households in these major metropolitan areas are more likely to be able to afford our services than many rural households. In addition, we believe that given the size of the urban population and the percentage of urban households that own color televisions, there is significant opportunity to increase our subscriber base in these areas. As in South Africa, we believe that targeting our digital and analog services to different economic demographics will increase our overall subscriber base and, over time, encourage analog subscribers to upgrade to the digital service.

          Pricing and Billing: The following table sets forth certain pricing information for our Sub-Saharan African businesses:


                SUBSCRIBERS (THOUSANDS)        MONTHLY
                      MARCH 31               SUBSCRIPTION       EQUIPMENT
              -------------------------                         ---------
              2001     2000     1999            Price (1)       Price (2)
              ------------------------------------------------------------

Analog         29       39       54              $32.00           $140
Digital        152      116      86               52.29           $450


          (1) Represents the average price across all of our Sub-Saharan African businesses.

          (2) Includes the price of the satellite receiver in the case of digital service.

          In each Sub-Saharan African nation, we generally bill our customers in U.S. dollars or dollar equivalents. During the year ended March 31, 2001, our Sub-Saharan African operations experienced an average monthly net churn of approximately 0.4% on the analog subscriber base and approximately 0.8% on the digital subscriber base. To date, we have not experienced significant customer disconnections as a result of increases in the price of our services.

          Competition: We are the leading provider of pay-television services in Sub-Saharan Africa. In the countries in which we broadcast, however, there are numerous public and private free-to-air television stations, as well as small, localized pay-television operations. We believe that our wide selection of high quality, exclusive programming, distributed both terrestrially and on DStv, appeals to the broader African market and differentiates us from other broadcasters.

          Transmission: We deliver analog services terrestrially to Sub-Saharan Africa by transmitting our programming signal by satellite to local receiving stations in 8 countries. These stations are generally owned in partnership with a local partner or franchisee in each country. These stations relay the signal to a broadcast tower that transmits it as a standard encrypted television signal. When received by a customer, a decoder in a set-top box decrypts the signal and provides it to the customer's television.

          Our digital service is transmitted direct-to-home, or DTH; on a C-band satellite transponders (C-band refers to the frequency range of the electromagnetic spectrum used heavily for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz) and Eutelsat's W4 Ku-band transponders. Customers receive these signals on a satellite dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smart cards designed by Irdeto Access. Smart cards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. The smart cards are inserted in a set-top box to gain access to encrypted programming.

EGYPT AND THE MIDDLE EAST

          We provide customer service, subscriber management and customer billing services to third-party pay-television broadcasters in Egypt and other Middle-Eastern nations. We provide these services for the Showtime and Firstnet digital satellite platforms. In Egypt, we also provide these services to Cable Network Egypt for its terrestrial analog service. As of March 31, 2001, there were 156,435 subscribers in these countries.

          Under our arrangements with Arab Radio & TV and Gulf DTH, we collect revenues from their subscribers. We remit a percentage of these revenues to the broadcasters and keep the remainder as compensation for our services.

MEDITERRANEAN

GREECE AND CYPRUS

          Products: NetMed NV (NetMed), the television platform covering Greece and Cyprus, offers 20 channels in Greek and more than 100 other European channels. The Greek-language channels (such as SuperSport, FilmNet and those of the Greek commercial and state broadcasters) are either produced in Greece or are foreign thematic channels customized for this market. These include Discovery, CNN, Cartoon Network and BBC World.

          The total number of pay-television subscribers for the Mediterranean region reached 385,000 households for the year. The analog base in Greece declined to 265,000 households, while the digital television service, NOVA, maintained its leading position in the region by adding 50,000 digital subscribers to end the year on 69,000. The remainder of the base consists of subscribers from Cyprus.

          A number of strategic long-term agreements were concluded for sports rights. These will not only enhance NetMed's television offering, but also allow it to broadcast, via the Internet, all games in the Greek Football Cup series as well as the English FA Premier League and all but one as at September 2001 Greek A1 basketball games. SuperSport has secured coverage of many of the games of teams which participate in the new season of the first and second divisions of the Greek Football League, which starts in September 2001.

          During the financial year NetMed increased strategic alliances in its territory by introducing new shareholders.

          After calling for tenders for two analog licenses in February 2000, the Greek government has not yet awarded these. NetMed has applied for one of them, as it currently operates its analog service under contract with the state broadcaster ERT. Its digital satellite television license, awarded in December 1999, has a further 14 years to run.

          The digital television service NOVA launched a pay-per-view movie service, Nova Cinema, and a number of iTV services - including home-banking information, a suite of games, horoscopes and shopping - under the brand name NovaScope. In the latter part of the financial year NOVA also launched SuperSport Extra, an enhanced interactive-television sports service with multiple camera angles, on-demand highlights and match statistics.

          MultiChoice Cyprus Limited was successfully listed on the Cyprus stock exchange in July 2000. Over 65% of MultiChoice Cyprus Limited's subscribers became shareholders in MultiChoice Cyprus Limited after the listing.

     Opportunity: As of March 31, 2001, NetMed had 334,072 subscribers in Greece and 51,158 subscribers in Cyprus. Greece has a population of approximately 10.9 million people and approximately 3.5 million television households, giving NetMed's pay-television services a market penetration of approximately 11% of television households. The market penetration for pay-television in Greece is much lower than the average of 38% for cable and satellite penetration in the European Union ("EU") countries. We believe that the potential market growth in Greece arises from the large Greek appetite for television and its comparatively low rates of market penetration. We also believe that the recent launch of our NOVA digital platform will be a significant source of new subscribers.

          Marketing and Subscriber Management: We believe that our ability to attract and retain subscribers in Greece and Cyprus depends on the ability of NetMed Hellas to retain its rights to exclusive programming. NetMed will market its recently launched digital service as an upscale alternative to the premium analog package, and we expect the majority of our digital growth to come from subscribers that upgrade from the analog service. We also expect to achieve net digital subscriber growth, as our territorial coverage has expanded from

70% of Greek households with our analog system to 100% of Greek households with our digital service.

          NetMed provides customer service through customer care and billing centers in Athens and Salonica in Greece and Nicosia, Larnaca and Limassol in Cyprus. These centers utilize Mindport's IBS subscriber management system.

          Pricing and Billing. The following table sets forth certain pricing information for our Mediterranean businesses:


                 SUBSCRIBERS (THOUSANDS)              MONTHLY           EQUIPMENT PRICE (1)
                         MARCH 31               SUBSCRIPTION PRICE            TOTAL            MONTHLY LEASE (2)
                 ----------------------         ------------------      -----------------      -----------------
GREECE          2001     2000     1999          GRD        $             GRD         $         GRD          $
                ----     -------------------------------------------------------------------------       -------

ANALOG           265    288(6)      316        11,200(3)    28.72         55,500    142.31      N/A           -
DIGITAL           69     18(4)      N/A        15,500       39.74        196,000    502.56     4,900      13.07
CYPRUS
ANALOG            51     43          35        10,718(5)    27.48         66,169    169.66      N/A           -


          (1) Includes the price of the satellite receiver in the case of digital service.

          (2) The estimated amount of monthly payments under optional, 30-month instalment purchasing plans for equipment, excluding the down-payment of GRD49,000 ($125.64).

          (3) Price for both FilmNet and SuperSport. Separately, FilmNet costs GRD7,500 $19.23 and SuperSport costs GRD9,100 ($23.33).

          (4) Our Greek digital platform was launched on December 16, 1999.

          (5) Price for both LTV and Alfa. Separately, each costs GRD8,944 ($22.93).

          (6) Our Greek subscriber numbers at March 31, 2000 reflect our policy change, effective as of September 30, 1999, of moving the disconnect date for subscribers whose billing is in arrears forward by one day from the first day of the month to the last day of the previous month. Without giving effect to this policy change, our Greek subscriber numbers at March 31, 2000 would have been reported as 332,117.

          NetMed bills its subscribers monthly in Greek drachmae. During the period ended March 31, 2001, NetMed experienced a monthly net churn of approximately 1.16% on its total subscriber base. Net churn, which is heaviest in the summer months of May, June and July averaged approximately 3.54% monthly in 2000. To date, we have not experienced significant customer disconnections as a result of increases in the price of our services.

          Competition: NetMed competes directly with free-to-air broadcast channels in Greece and Cyprus. There are currently a number of free-to-air channels in Greece and Cyprus, including national Greek networks (such as Mega, Antenna, Alpha and Star) and four national Cypriot networks (Cyprus Broadcasting Corp., Sigma, Mega and Antenna). The new Greek media law allows multiple licenses to be granted for satellite pay-television platforms, and two other entities, Intersat SA and Alpha SA, have applied for and been granted licenses. Neither has started operations yet. Hellenic Telecommunications Organization SA has announced that it does not intend to pursue plans to enter the television sector.

          We believe our analog service is an attractive alternative due to its comparatively clean frequencies and uncluttered channels. NetMed's NOVA digital satellite service has clear signal coverage throughout Greece, which is difficult to replicate using terrestrial broadcasts due to the mountainous terrain and remote islands found there.

          Transmission: NetMed transmits its analog service through a network of 58 terrestrial transmission sites across Greece. Its analog network currently covers approximately 70% of the Greek population. NetMed owns and operates 37 of the 60 sites, including the two major transmission sites in Athens and Salonica, which together cover approximately 60% of the population. NetMed distributes its analog signal to the regional transmission sites over Eutelsat's Hot Bird 2 satellite. The remaining regional transmission sites are owned and operated on our behalf by local business partners, who often also own distribution outlets where NetMed's set-top boxes are sold. In Cyprus, the terrestrial analog network, which is owned by Lumiere Television and Alfa TV, consists of transmission sites that together provide coverage of 77% of Cypriot television households. Our Greek NOVA digital satellite service, which covers 100% of the Greek population, is transmitted off Eutelsat's Hot Bird 2 and Hot Bird 3 satellites to 60 cm satellite dishes mounted on customers' homes.

          In encrypting and decoding its signal, NetMed uses conditional access technology licensed from Mindport.

ASIA

          We have a joint venture interest in UBC, the leading pay-television provider in Thailand. Through a series of transactions beginning in 1997, we now own 31.1% of UBC. The agreements governing this joint venture grant us certain management rights, including the right to appoint the chief operating officer. Following our 1997 acquisition of an equity interest in UBC, we have attempted to reposition UBC for long-term growth through the merger, entered into in February 1998 and effective in May 1998, of UBC (formerly the International Broadcasting Corporation Public Company Limited) with Telecom Asia's interest in UBC Cable (formerly UTV Cable Network Public Company Limited), a leading provider of cable television services in Thailand. This merger combined the two largest pay-television companies in Thailand. We believe that the UBC group has been able to derive significant benefits from this merger, including a more coordinated and focused marketing strategy and the ability to streamline its workforce. This strategy has included coordinating the analog and digital bouquets and implementing a new pricing plan. We believe the long-term effect of these changes will be to increase subscriber growth and UBC's revenues and profitability.

Thailand

          Products: We offer digital satellite and analog pay-television services in Thailand through UBC. UBC's digital satellite and analog cable services both provide the same 40 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to seven educational channels. Channels shown on UBC's pay-television systems include UBC Movies and UBC Asian Movies, which show first-run and repeat films, UBC Kids, UBC Series, UBC News, UBC X-Zyte, SuperSport and SuperSport Gold, which show programming tailored for Thai audiences, including favorite local sports such as takraw and badminton, along with exclusive major international events. Some of the other major channels offered by UBC are movie channels such as HBO, Cinemax, Star Movies and TNT Classic Movies; news channels such as CNN, BBC and CNBC; children's programs such as the Cartoon Network; and sports channels including ESPN and Star Sports. UBC does not currently have the same exclusive rights to first-run movies as are enjoyed by our other operating companies through their locally created movie channels. However, UBC does secure the rights to channels such as HBO, Cinemax and Star Movies, which channels tie up movie rights for the Thai market exclusively. A significant number of these "turn around" channel arrangements are done on an exclusive basis. UBC also broadcasts major local free-to-air channels. Most programming on the UBC's pay-television systems carry the original soundtrack along with a dubbed Thai soundtrack or Thai subtitling generated by UBC.

          On March 19, 1999, MCOT approved the creation of UBC's new Silver package consisting of ten paid and six free-to-air channels. MCOT also approved UBC's increase in the price of its Gold package. This increase was achieved in part by the reduction of the value-added tax included in the price from 10% to 7%. We introduced the new basic Silver package on May 1, 1999, with the Gold package price increase taking effect on April 5, 1999 for new subscribers. UBC's margins on the Gold and Silver packages were similar as the Silver package consisted predominantly of fixed-cost UBC-produced channels, while the Gold package includes variable-cost "turn around" channels. MCOT has approved a price increase effective August 1, 2001 of baht 180 excluding value-added taxation on the Gold package. From this date onwards the Gold package will deliver a higher contribution margin. UBC previously did not experience any substantial number of customers downgrading from the Gold package to the Silver package, and predominantly all new subscribers took the Gold package.

          For the year ended March 31, 2001, UBC's average monthly net churn was approximately 0.78%. To date, UBC has not experienced significant customer disconnections as a result of increases in the price of its services. Consistent with the policies of our other operating companies, UBC has instituted a strict policy of terminating the service of subscribers once they fall 30 days in arrears on their subscription payments. This policy has helped reduce the average arrearage to well below 20 days as of March 31, 2001. UBC has not switched to advanced billing as planned as a result of anticipated customer resistance to this move. UBC does not require its subscribers to purchase their set-top boxes but rather loans them to customers, retaining ownership of the equipment. The cost of the equipment is built into the connection fee and monthly charge. We believe that this strategy has a positive effect upon subscriber growth by minimizing the entry cost of subscription to UBC's services.

          Opportunity: As of March 31, 2001, UBC had 382,480 total subscribers, consisting of 150,906 analog cable subscribers and 231,574 digital satellite subscribers. Thailand has a population of approximately 61.1 million people, with approximately 15.4 million television households. We believe that Thailand represents an excellent opportunity for subscriber growth, given the low pay-television penetration in Thailand of approximately 2.1% of television households. That figure is less than most other countries in the region, including those with similar or lower levels of economic development than Thailand. UBC's digital satellite service is potentially receivable by all 15.4 million television households in the country. UBC Cable's analog service covers approximately 800,000 homes in Bangkok.

          Marketing  and  Subscriber  Management:   UBC  markets  its  digital
satellite and analog cable services as
premium packages with broad market appeal. UBC's analog and digital bouquets have been coordinated in order to reduce churn between services as subscribers abandoned one system for another. We believe that this unified approach and leading market position has been responsible for a significant decline in our international channel costs. UBC phased out its analog multichannel multi-point distribution service, or MMDS, system in February 1999 due to widespread piracy of its signal (MMDS, also known as "wireless cable", uses high-power transmitters to broadcast programming to receiving equipment in homes and businesses). UBC will retain its rights to the MMDS frequencies and is examining the feasibility of establishing a digital MMDS service. Feasibility studies have been completed and UBC has begun to develop plans for a commercial launch in 2002. UBC provides customer service through customer care and billing centers in four cities, including Bangkok. These centers use Mindport's IBS subscriber management system.

Pricing  and  Billing:   The  following   table  sets  forth  certain  pricing
information for our Thai business:


               Subscribers    Mini Package   Silver Package   Gold Package(3)    Rental Fee (2)     Up Front (1)
             --------------   ------------   --------------   ---------------    -------------     --------------
             2001 2000 1999   Baht    $      Baht       $     Baht      $        Baht       $      Baht        $
             ---- ---- ----   ----   ----    ----     -----   ----     ----      ----      ----    ----      -----

Cable         151  147  147    389   8.64     768     17.07   1,252    27.82     97.00     2.16    5,500     122.22
Digital       232  187  153    N/A    N/A     768     17.07   1,252    27.82    155.00     3.44   11,000     244.44


          (1) Includes installation fee, connection fee and refundable set-top box deposit.

          (2) Cable subscribers only pay a monthly rental fee if they joined after May 1, 1998. Digital subscriber rental fees vary depending upon the date on which the subscriber joined the service.

          (3) Gold package price was increased by baht 192 Vat inclusive effective August 1, 2001

          Competition: The Thai television industry consists primarily of six free-to-air television stations and UBC pay-television operations. Another pay-television service previously operated by Thai Sky discontinued operations in 1997. The Thai regulatory authority granted pay-television licenses to two other companies in 1996, but those companies have not launched, or announced an intention to launch, pay-television services. There are also several small, provincial cable systems, generally averaging fewer than 1,500 subscribers. UBC competes directly with the national free-to-air television stations and, in the case of the digital satellite service with local cable groups in Thailand. World Star Television plans to launch an MMDS service in Thailand in 2001. No subscription fees will be charged and World STar Television expects to rely solely on advertising and will be changing its name to Thai Television. There has also been a change in the majority shareholders of Thai Television. We believe that UBC's unique programming, including exclusive first-run movies and sporting events, gives it a distinct advantage over its free-to-air television competitors. The national free television stations are uplinked to the same satellite used by UBC's service and consequently form part of the bouquet available to our subscribers. We believe that this arrangement enhances our appeal to current subscribers and assists in growing our subscriber base.

          Transmission: UBC's digital satellite service is transmitted on a Ku-band signal through the Thaicom 3 satellite, owned by Shinawatra Satellite Public Company Limited. The satellite uplink facilities at Lad Lum Koa are owned and operated by CS Communications Limited, a Thai satellite company. UBC utilizes digital compression technology that facilitates multiple channel transmission through a single channel's bandwidth, which is a term used to describe the amount of space occupied by a channel on the radio frequency spectrum. Digital compression technology refers to the process of reducing the number of bits required to store or transmit information in digital form. Subscribers receive their signal on a 60-90 cm satellite dish and unscramble and decompress the signal with a set-top box utilizing Irdeto Access's conditional access system and smart card technology from Mindport. The set-top box, smart cards and conditional access equipment are owned by a 96%-owned subsidiary of UBC and are leased to UBC.

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

INTERNET

SOUTH AFRICA
MARKET OVERVIEW

          Our first Internet venture began in 1997 with the acquisition of a small ISP with 1,800 subscribers. We developed this business into M-Web Holdings by creating our own content and aggregating other content from our affiliates, and transformed it into the leading online service provider (OSP) and content portal in South Africa. In September 1997 the business was spun-off into a publicly-listed company, M-Web Holdings Limited, which we continue to manage pursuant to a voting pool agreement with Naspers Limited, M-Web Holdings' principal shareholder. We have acquired additional shares of M-Web Holdings, increasing our total interest to 22.3%. In April 2001, a decision was taken to delist M-Web Holdings from the JSE. This was affected via a scheme of arrangement whereby Naspers made an offer to M-Web Holdings shareholders other than ourselves. M-Web Holdings was delisted from the JSE on 6 July 2001. Naspers, the principal owner of our controlling shareholder, continues to own 72.12% of the shares of M-Web Holdings.

          The South African Internet market has consolidated rapidly during the past two years. Currently there are approximately 1.0 million Internet users and more than 400,000 dial-up subscriber homes. Prior to February 2001 the ISP market was dominated by two players, namely M-Web Holdings and World Online. In March 2001, ABSA, one of the largest banking groups in South Africa, launched a free ISP service to which it has attracted in excess of 150,000 registrations.

          Two players dominate the Internet content provider (ICP) market, being M-Web Holdings and iafrica.com. iafrica.com is owned by Metropolis, a South African vertical Internet-community company modelled on VerticalNet in the United States. As of March 31, 2001, M-Web Holdings' content and portal sites generated approximately 28 million page views per month, compared with the approximately 18 million page views per month generated by iafrica.com's sites.

Strategy

          The online advertising and e-commerce markets are at a very early stage of development in South Africa. We estimate that both will only start to emerge as true generators of revenue in the longer term. Online consumer retail and true retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. We believe, however, that business and consumer-generated e-commerce opportunities will eventually develop into genuine business opportunities. The Business Solutions division of M-Web Holdings is well-positioned to offer support to the increasing number of e-commerce web sites.

          M-Web Holdings had approximately 255,000 dial-up subscribers at March 31, 2001, which translates to an approximate 58% market share of the consumer dial-up Internet market in South Africa and a penetration of 2% of total South African households.

          M-Web Holdings has successfully developed its own content portals (rather than acquiring portals from other Internet companies) and serves as the major Internet access provider for these portals. Its mweb.co.za flagship portal is the largest in South Africa, with 28 million page views per month and in excess of 1.0 million unique visitors per month as of March 31, 2001. This portal includes the following web sites:

          - www.mweb.co.za: The M-Web South Africa home site offers a bouquet of news, entertainment, travel, sports, games, shopping, chat and other personal and interactive services.

          - www.moneymax.co.za: The Moneymax site is a financial portal that hosts news, views and insights into a wide array of financial matters. At March 2001, Moneymax was one of the top three personal finance online destinations in South Africa.

          - www.supersport.co.za: The SuperSport site is a sports news service that includes hubs reporting on rugby, cricket, soccer, tennis, motorsport, golf and running.

          - www.news.24.com: The News24 site supplies news services on topics such as South Africa, Africa, world events, politics, business, science and technology, health, sports and weather.

          - www.netcover.com: The Netcover site offers comparative insurance quotes and aims to become South Africa's leading insurance site.

          - www.mwebshopping.co.za: M-Web's shopping site comprises an online retail environment and represents the ultimate electronic retailing estate in South Africa. It offers customers a safe and secure online shopping environment.

          The company continued with its 'M-Web Anywhere' strategy to provide access to content and e-commerce services from virtually any wired or wireless device. More than 70 companies, ranging from small enterprises to major retailers such as Pick 'n Pay, were e-enabled. The number of companies who have partnered with M-Web Holdings to harness the power of the Internet total 220.

          As part of its e-commerce strategy, M-Web Holdings has made equity investments in the e-commerce ventures of a few key retailers, such as the ProShop. M-Web Holdings also owns Computicket.com, the largest advance retail and e-commerce ticket reservations business in South Africa.

          The following table summarizes subscriber numbers and subscription fees for our dial-up, web hosting and Siyanda services.

                                  SUBSCRIBERS
                                   (THOUSANDS)            MONTHLY SUBSCRIPTION
                                                                 PRICE
                                   MARCH 31,
                       --------------------------------   --------------------
                        2001         2000        1999         ZAR          $
                       -----         ----        ----         ---         -----
Dial-up                254.3         235.0       196.0         107        16.44
Web hosting              2.3           1.0         0.9         225        34.56
Siyanda                  0.7           0.5         0.2         228        35.02
                       -----         -----       -----
         Total         257.3         236.5       197.1
                    ==========    ==========  ==========


          M-Web Holdings had total revenues for the twelve months ended March 31, 2001 of $45.9 million compared with total revenues of $36.7 million for the fiscal year ended March 31, 2000. More than 68% of M-Web Holdings' revenues are generated by access subscriptions. Revenue from e-commerce and advertising represents 14% of total revenue for the fiscal year ended March 31, 2001 compared to less than 5% for the prior fiscal year.

THAILAND

MARKET OVERVIEW

          The Thai Internet market is fragmented and is dominated by regulatory uncertainty. Until recently a large number of small players have conducted limited operations in the absence of significant commitment from any investor to build the industry.

          Due to the current sentiment, the market is consolidating around a number of key players and limited foreign investment is expected in the short to medium term. Research by the Gartner group suggests that there are in the order of 1.0 million Internet subscribers in Thailand.

          Due to low computer penetration, low telephone penetration and polarized income distribution, the Internet is not expected to reach a mass media market in Thailand for at least three years.

          The Thailand ISP market is gearing up for market liberalisation and the Thai regulatory authority ("CAT') is preparing to list its own Internet service provider, Internet Thailand, on the Thailand Stock Exchange by December 2001. In July 2001 the CAT also publicly announced its plans to divest its 32% interest in the 18 ISPs in Thailand. This process is expected to be concluded by the end of 2001.

          The share swap arrangement entered into between M-Web (Thailand) & AD Venture in January 2000 was reversed in a non-cash transaction in April 2001, making M-Web (Thailand) a wholly-owned subsidiary of us.

Strategy

          We believe that advertising and online consumer retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. Revenue from these sources in Thailand will not be significant for many years although we do believe that they will eventually offer viable business opportunities.

          M-Web (Thailand) has established itself as the leading Internet company in Thailand by offering a full suite of Internet services and solutions to businesses and consumers.

          Internet content providers: Our objective in Thailand is to be the top Internet platform and to capture the Internet consumer. We plan to achieve this through the development of a network of content sites and by developing a relationship with Thai Internet users. We aim to provide a comprehensive Internet experience in the Thai language which is tailored to the Thai culture through local customization. To accomplish this we envision all content on our sites being in the Thai language. In June 2001, a Thai-language Internet browser customized for the M-Web network was distributed to M-Web Thailand's 330,000 passport members.

          Key offerings in this space group under the M-Web brand are:

          - www.mweb.co.th: This portal is the content platform and core brand flagship of M-Web (Thailand) and achieves over 30 million page views per month. Several content hubs are being developed, including news, sports, games, technology, entertainment, travel, leisure, education, auto, lifestyle, women and kids. Content for these hubs are either self-developed or co-branded with leading content providers. Approximately 330,000 members are registered M-Web passport holders.

          - www.sanook.com: The Thai-language Sanook! site was acquired by M-Web (Thailand) and is the leading portal in Thailand with approximately 30 million page views per month. Our investments in this site consist of our purchase of a Thai-language search engine as well as the on-going development of a catalogue of content for the site.

          Internet service providers. In conjunction with our strategic objective to become a leading Internet service provider in Thailand, M-Web (Thailand), in February 2000 acquired 100% of the issued share capital of MKSC World Dot Com Co. Ltd., or MKSC, a Thai company that, in turn, owns 67.5% of the issued shares of Internet Knowledge Service Centre Company Limited ("IKSC"). The remaining shares in IKSC are owned by Jasmine International plc, or Jasmine, a Thai telecommunications network and infrastructure provider. IKSC has a 65% stake in KSC, a Thai ISP licensee. The CAT and its staff own the remaining 35% of the issued shares of KSC. The Gartner Group in its December 2000 report on Asia Pacific ISP market trends ranked KSC as Thailand's number one Internet service provider, measured in terms of market share of revenues and subscribers. Gartner projects the number of Internet subscribers to grow by a compound annual growth rate of 36% to the year 2004.

CHINA

Market Overview

          The Chinese Internet sector is currently going through a period of significant uncertainly. The sector is dominated by speculation regarding a long-anticipated consolidation of the Chinese portal sector in advance of China's delayed accession to the World Trade Organization, as well as uncertainty relating to the anticipated changes to the regulatory environment governing foreign investment that the accession will bring.

          According to the CNNIC (a branch of the Chinese Academy of Services that oversees the Internet in China), the number of Internet users in China has grown from 8.9 million at the end of December 1999 to approximately 26.5 million users in June 2001. The CNNIC forecasts that the number of Internet users will continue to grow rapidly, with at least 51 million users expected by the end of 2004.

          We believe that the significant growth in the Chinese Internet market which is currently driven by the growth in fixed line, PC and mobile phone penetration, will provide major value and revenue-generation opportunities, particularly to value-added service providers.

Strategy

          M-Web China's strategic objective continues to be to capitalize on the rapid growth of the Chinese Internet market and to become one of the leading Internet companies in China. A core requirement of this strategy is the ability to offer value-added services to the Chinese consumer. M-Web China will continue to identify and focus on specific sectors of the Internet industry that provide revenue opportunities from the provision of value-added services. M-Web China will also continue to focus on maintaining strong relationships with the relevant Chinese government agencies, as well as entering into strategic alliances with local partners where appropriate.

QQ - Instant Messaging

          In June 2001 we acquired a 46.5% interest in Tencent (BVI) Limited ("Tencent"). Tencent is the operator of QQ, China's most pervasive instant-messaging platform. Instant messaging has become an important communication tool worldwide and has experienced phenomenal growth in China. QQ is the leading instant messaging service in China with an estimated 95% market share. At the end of August 2001 QQ had 36 million active registered unique identification numbers, with 2.2 million subscribers to its mobile instant-messaging service across the GSM networks of China Mobile and China Unicom.

          Tencent also operates a portal known as "Tencent.com" in close support of the QQ platform. Tencent.com has rapidly become the fourth-largest horizontal portal in China with approximately 11.0 million average daily page views at the end of August 2001.

          A core component of the Group's Internet strategy is the ability to offer value-added services that can be accessed via multiple platforms, including wireless devices, PCs and television sets. The investment in the QQ instant-messaging platform fits this strategy. QQ is expected to develop into the primary operating vehicle for the future development of this strategy in China.

eefoo.com - Financial Portal

          eefoo.com was launched in July 1999 and is the third-largest financial portal in China, with 817,000 average daily page views and 115,800 registered users at the end of June 2001. Over the past 12 months eefoo.com has consolidated its position by providing extensive financial content and data, real time stock quotes, investment analysis and information on China-listed companies, in addition to value-added investment advice and services to paying corporate and high net-worth individual customers.

SportsCN.com - Sports Portal

          SportsCN.com is a major Internet sports destination in China. It aims to consolidate this position by continuing to provide the best online sports content (news, data, search facilitation, games) and by building the most popular sports and leisure-focused community in China.

          A major focus remains developing close relationships with leading advertisers and sponsors to help drive revenues in an Internet market that has seen a significant contraction in available advertising expenditure.

Maibo Online and Maibo Wang - Access and Portal Business

          The China Internet access market is dominated by China Telecom-controlled ISPs. The average Chinese Internet consumer is highly price sensitive and is not yet sufficiently mature to pay for the value-added access services required to support an aggressive rollout strategy. As a result M-Web China decided not to pursue this market segment further and sold its Maibo Online business to Mr Joshua Chen, the original founder of the Maibo Online business. Mr Joshua Chen is also a founder of 21-Vianet, an Internet data center operator in which M-Web China holds a 10% stake.

          In addition, M-Web China is reviewing its strategy concerning the future of its portal Maibo Wang, which may lead to further significant changes to this business.

Education Online - Educational Services

          During the year, M-Web China disposed of its 40% interest in Education Online (a joint venture with Wisdom Network Technology), to allow it to concentrate on its core operating businesses.

INDONESIA

Market Overview

          Consumer ISP: The Indonesian consumer dial-up Internet market has seen sluggish growth due to the high cost of PCs and the lack of fixed line connections to the home. The incumbent Telcos, P.T. Telkom and Indosat, are also major ISP players with a combined market share of about 50%. They offer a premium-rate service billed through the telephone bill and normal dial-up services. There are more than 20 independent ISPs, none of which has more than a 10% market share. There has been explosive growth in the use of Internet cafes or centers, which now number more than 3,000. These centers typically have between 5 and 10 screens and offer a poor quality dial-up service. More than 50% of users accessing the Internet do so through these centers, compared to less than 15% accessing at home.

          Corporate Services: The market for network services and managed services is expanding rapidly. Although P.T. Telkom and its affiliates dominate the traditional leased-line business due to their legal monopoly (valid until 2003), there are now numerous other competitors which invest in alternative technologies such as fixed wireless, DSL, cable and VSAT to provide Internet access and backbone infrastructure. This market is still heavily regulated.

          Mobile: As in other parts of Asia the growth in mobile usage has been explosive and represents a major opportunity for Internet service providers. The number of mobile customers (4 million) is expected to double in the next year and overtake the number of fixed-line subscribers (6 million). There are three GSM 900 operators, and two GSM 1800 services are expected to commence in 2001.

          Content: Less than 10 major portals dominate local content. Breaking news is still a prime driver of content, but lifestyle and services are gaining rapidly in popularity. Most content is in the local language, Bahasa Indonesian, but there is also heavy traffic to offshore sites as well as incoming traffic from Diaspora Indonesians. Content is currently unregulated.

Strategy

          M-Web Indonesia entered the market through a series of acquisitions in the ISP, portal, hosting, wireless and Internet center businesses. These acquisitions have enabled M-Web to offer a full range of Internet services to both consumers and corporate customers. The business is grouped into three divisions: M-Web Anywhere, M-Web Consumer Services and M-Web Corporate Services.

          M-Web Anywhere: M-Web's four portals (mweb.co.id, Astaga.com, Satunet.com and kafegaul.com) represent almost 50% of the local portal market. We offer a full range of channels, with a strong focus on news and lifestyle. The portals currently generate advertising and sponsorship income and are well positioned to generate e-commerce revenues in the future. Our mobile services are conducted in partnership with iTouch plc. We are able to offer a full range of smart messaging and IVR services which we will launch in cooperation with local GSM operators on a revenue-share basis.

          M-Web Consumer Services: Our Internet centers (900 screens open) target consumers on university campuses where we can establish a long-term relationship with the user. Each screen services about 20 unique users per month. We also have over 2,500 traditional dial-up customers.

          M-Web Corporate Services: Following the acquisition of Global Hostnet in January 2001 we offer a full range of managed and network services, as well as consulting services (web design and development). This division targets corporates, SMEs and SOHOs, as well as government clients.

SOFTWARE SOLUTIONS

OVERVIEW

          As communication, content and data traffic increase, the markets are demanding more sophisticated platform solutions. Our subsidiaries OpenTV and Mindport (including Irdeto Access) have skilled resources and properties - including customer care, set-top box software, content encryption and creative applications - which provide solutions for these platforms. These businesses form the Software Solutions segment, which focuses on developing opportunities and synergies to create solutions and broaden the scope of our technology interests.

          We believe iTV will enrich the television-viewing experience of the consumer and lead to more flexibility, as everyday tasks like shopping and banking can be conducted from an armchair via a remote control unit. Industry analysts estimate that by 2004 over 250 million homes worldwide will have digital set-top boxes. Online games, betting, shopping and on-demand information services are considered to be key applications.

          OpenTV continues to experience strong growth and is the market leader worldwide, with over 18 million consumers using interactive software - more deployments than all its competitors combined. The merger between SpyGlass and OpenTV added Internet browsing capability to OpenTV's iTV software, effectively opening up the television to the worldwide web.

          In response to client demand for a complete back-end solution that enables network operators to manage their iTV services, OpenTV introduced its Service Platform Suit (SPS), and integrated turnkey software solution. It is expected to simplify the business of iTV for network operators by enabling them to centrally manage commerce, ad-serving, communication, and viewer-management capabilities across their entire portfolio of iTV applications.

          Subsequent to year-end, OpenTV acquired all of the outstanding shares of Static, a leading iTV software development and entertainment company and creator of Playjam, the world's most successful iTV entertainment and games channel.

          Mindport offers a range of software solutions and services to help deliver high-value content through traditional broadcast and distribution.

OPENTV

          By year-end OpenTV's middleware (or Runtime software) was deployed worldwide in over 16 million set-top boxes, 2.1 million deployments of which were made in the first quarter of 2001. Forty-one network operators - including British Sky Broadcasting (BSkyB) in the United Kingdom, TPS in France, Primedia in Germany, EchoStar's DISH Network and Galaxy Latin America in the USA and Latin America - in over 50 countries have selected OpenTV Runtime software as their interactive platform. In addition, 31 set-top box manufacturers have been licensed to distribute OpenTV Runtime software in their set-top boxes and more than 1,100 developers are participated in the company's Open Advantage developer program.

          In March 2000 OpenTV signed a merger agreement with SpyGlass Inc. to acquire all of its issued capital in a stock-for-stock transaction. The merger was concluded on July 24, 2000 and resulted in OpenTV acquiring the Device Mosaic and Prism technologies of SpyGlass. Device Mosaic is being incorporated in the new versions of OpenTV's Runtime software to enable Internet web browsing for the next generation of digital set-top boxes. In addition SpyGlass Prism technology will help to position OpenTV in the delivery of Internet solutions to wireless devices. This technology enables web content to be reformatted so that it is accessible on mobile phones, hand-held computers and other wireless devices.

          OpenTV has expanded its applications business through the creation of a new division called OpenTVi, which is dedicated to developing a core suite of interactive applications as well as providing professional services relating to the customization and integration of applications and development on implementation of certain channel offerings. Once a network operator has installed OpenTV's core interactive software platform, OpenTVi can offer that network operator a variety of integrated or modular applications such as e-mail, commerce, games, customer service and personalized advertising.

          OpenTV's Runtime software became the most widely deployed and activated middleware solution in the United States when EchoStar's DISH Network shipped over one million OpenTV-enabled satellite receivers. OpenTV launched its initial set of iTV services in the United States, including interactive games and on-demand information services, on the Motorola DCT - 2000 set-top box in USA Media's Cable's network in Half Moon Bay, California.

          After a long bidding process, OpenTV was selected by China's largest cable television network, Shanghai Cable Network Co. Ltd. (SCN), to supply interactive and multimedia services. SCN expects to roll out interactive services in the near future. The initial offering of interactive services will be made available to approximately one million broadband cable households in Shanghai, China's largest industrial center.

MINDPORT

          Mindport, our technology group with headquarters in Carlsbad, California, provides a package of technology products and services to pay-media operators worldwide.

          The current family of software products and support services focus on two critical solutions for pay-media operators: (1) billing and care and
(2) rights and content management.

          Billing and care by Mindport is used by pay-media clients.

          The Media Commerce Technologies product family - Mindport MCT - provides rights and content management solutions for digital broadcasters. The Mindport MCT solution set helps pay-media operators manage the entire business process, from planning and scheduling to financial reconciliation and payment. Mindport MCT products are currently used by 14 clients worldwide.

In November 2000, Mindport IBS, the customer care and billing business, merged with Noochee Solutions Inc., an Internet infrastructure and applications software company based in Colorado, USA. That merger was intended to strengthen and accelerate the delivery of Mindport products for interactive broadband applications. Since that time, broadband deployments around the world have slowed dramatically, and broadband service and content providers have become reluctant to deploy new functionality in the absence of valid business models. Accordingly, Mindport is re-evaluating its broadband strategy while focusing near-term efforts on its well-established, highly regarded in-market products and the satisfaction of its global client base.

IRDETO ACCESS

          Irdeto Access, which is part of the Mindport group, is a mature operation in a consolidating market and the fourth largest provider worldwide of content-protection solutions, with over 30 years of experience in the field. Its products enable pay-media operators to encrypt and decrypt their broadcast signals. This controls subscriber access to content, services and events across all media platforms, including digital television and Internet protocol (IP) streaming media.

          We were awarded an ISO (International Standards Organisation) 9001 accreditation in September 2000.

          Irdeto Access has doubled its client base in the 15 months prior to year-end and now has 60 clients and over seven million users in 50 countries. Over 1.24 million of its personalized digital smart cards were sold during the year, taking the number deployed to 5.75 million. New clients for the company's range of products include VSNL in India, ASTEM in Japan, Telestra Saturn in New Zealand, SatUP in Germany and several operators in South America.

          The advanced digital-content protection and management systems offered by Irdeto Access include the DVB conditional-access product range for the broadcast environment and CypherCast (TM) for IP multicast, both based on smartcard technology. Irdeto Access now holds more than 50 patents in the field of content protection and management, including the patents to the key hierarchy technology widely used in the industry today.

          CypherCast (TM) - which was launched in September 2000 - is a content-management and protection product for business using IP format for their content. It can be used in combination with any streaming-media application, including distance learning, corporate training, business television, data caching and entertainment. At year-end CypherCast (TM) had contracted six new clients.

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

          We may file additional patent and trademark applications in the future, although there can be no assurance that we will be successful in obtaining patents or trademark registrations based upon these applications. We intend to vigorously protect our intellectual property rights. It may be possible, however, for a third party to copy or otherwise obtain and use our technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. See "Item 3. Key Information - 3.D. Risk Factors--Because much of our success and value lies in our ownership and use of intellectual property, a failure to protect our intellectual property or to develop new proprietary technology may negatively affect us".

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

          The Independent Broadcasting Authority Act No. 153 of 1993 (the "IBA Act"), which came into operation on March 31, 1994, established the Independent Broadcasting Authority (the "IBA") as an independent regulator mandated to regulate broadcasting in the public interest subject to principles of accountability and transparency.

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

          - the adoption of a more comprehensive definition of broadcasting and broadcasting services than that contained in the IBA Act in line with international practices and technological developments; and

          -  the  merger   into  a  single  body  of  the   broadcasting   and
          telecommunications regulatory functions.

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

          Although M-Net Ltd. and Orbicom hold a broadcasting signal distribution and uplink license, respectively, MultiChoice Africa requires a license for the DStv service within the new regulatory framework. MultiChoice Africa has made application for a licence and has made submissions to the IBA as to how it should be regulated in this regard. On May 11, 2000, the Independent Communications Authority of South Africa Act came into effect. The Act, which further seeks to put into law the recommendations of the White Paper, merges the IBA and SATRA to establish the Independent Communications Authority of South Africa ("ICASA"). The Act provides that ICASA will regulate both broadcasting and telecommunications in terms of the IBA Act, the Telecommunications Act and the Broadcasting Act (all of which remain in effect) and, accordingly, the functions of the IBA and SATRA are transferred to ICASA.

          Internet Services. In July 1999, the Department of Communications initiated a policy process for the regulation of e-commerce. By the end of 2000 this had passed through a process of public consultation and a Green Paper was published in November 2000. This process envisages the rationalization and amendment of all relevant legislation and the creation of new legislation for new media and converged technologies within a merged broadcasting and telecommunications regulatory environment. At present the Department of Communications is preparing draft legislation for a number of issues, including taxation, domain name registration, digital signatures, encryption, certification authorities, multilateral trade, ISP liability and IPR. The anticipated date for this legislation is unclear.

          In parallel with the policy process for e-commerce, ICASA has undertaken a review of the regulatory environment for value added network services. The proposed regulations indicate an encouraging improvement for second tier ISPs' competitive ability. The regulator has also invited further informal comment on whether or not certain classes of ISP should be excluded from licensing requirements. Discussions at industry level reveal a degree of support for the creation of a separate category of "light touch" regulation for certain Internet services.

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

          So long as the cooperation agreements with ERT are in force, regulations concerning the share capital composition of free-to-air television companies are not applicable to NetMed Hellas, which, instead is subject to the terms of the agreements with ERT. The regulations with ERT ensure that NetMed BV and NetMed Hellas (or any other company which has the control of the group of companies to which NetMed Hellas belongs) shall be liable to ERT for the fulfilment of the obligations of NetMed Hellas in accordance with the co-operation agreements. Additionally, ERT's approval is required for the transfer of the majority of the shares of NetMed Hellas and the transfer of less than a majority of such shares requires ERT to be notified. ERT also has the right to be provided with detailed information if new shareholders enter or new share capital is invested into NetMed Hellas. These regulations apply for the entire term of the agreements with ERT.

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

          After the granting of the terrestrial licenses, NetMed Hellas could either cooperate with a license holder or seek a license directly. Under the new pay-television law, no single shareholder of a company having a terrestrial license may hold more than 40% of the share capital of such company.

          With regard to digital, a license for the provision of pay-television and radio services via satellite was granted to MultiChoice Hellas on July 15, 1999. MultiChoice Hellas and the Greek government concluded the concession agreement that is required by the terms of this digital transmission license on December 20, 1999.

          Synergistic    Network   Development   S.A.   acquired   a   10-year
telecommunications license in November 1999 to uplink data and video from Greece.

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

          Internet Regulation. Currently, there is minimal legislative restrictions on Internet service providers and content transmitted through the Internet. The regulation of the Internet in Greece is subject to review by the

Greek parliament.

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

          On March 8, 2000, the Organisation for Frequency Management and the Supervision of Broadcasting Radio, Broadcasting Television and Telecommunication Business Act 2000 (the "Frequency Management Act") came into force, one function of which is to provide for the establishment of two regulatory bodies to oversee, respectively, telecommunication and broadcasting in Thailand. However, until these bodies are established, it will remain the case that there is no central regulatory entity that coordinates and regulates telecommunications policy. Furthermore, imprecise legislation and rapid advances in the field of telecommunications have created overlapping jurisdiction by both TOT and CAT. This has resulted in the duplication of services and competition between the authorities. MTC has for some time been attempting to establish a plan to privatize CAT and TOT.

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

          Since January 13, 1994, pursuant to certain ministerial regulations dated October 13, 1993, companies in the private sector have had the right to apply, in the case of transmissions within Bangkok, to the PRD and, in the case of transmissions outside Bangkok, to the PRD or the Regional Public Relations Centre, for a license to supply cable television. Those applications for licenses are considered by a committee appointed by the Prime Minister. Such licenses, on the basis of the regulations, permit the supply of television through fibre optic or electric cable, but not through other means, including wireless transmission, such as microwave signal, as currently utilized by UBC.

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

          Thailand recently introduced a new competition law, the Trade Competition Act, 1999 (the "Competition Act"). The Competition Act extends the regulation of competition in Thailand, and also addresses specific anti-competitive activities. Contravention of the Competition Act carries penalties including the imposition of restrictions and compulsory restructuring. Under the Competition Act, the Ministry of Commerce requires companies that had acted in a monopolistic manner or in a manner which, in relation to certain specific activities, reduced or eliminated competition, to submit a request to the Trade Competition Commission for the approval for such action. Requests relating to actions prior to April 30, 1999 should have been submitted by July 28, 1999. The board of directors of UBC believes that the activities of UBC do not fall within the ambit of the Competition Act and, accordingly, that UBC was not required to submit such request. However, in order for UBC to preserve its rights, and without admitting any liability, UBC submitted a request for approval to the relevant authority. The request relates both to UBC's current activities as the only offeror of pay-television services in Thailand and the acquisition in 1998 by UBC of UBC Cable, and the increase of UBC's subscription fee by 23% following the acquisition, with effect from May 1999. On September 4, 2000, the Trade Competition rendered its ruling that UBC has not violated the Competition Act.

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

          Internet services require a concession by CAT and must be conducted in a form of joint venture with CAT. At present there are 18 Internet service providers licensed in Thailand.

          M-Web (Thailand) recently acquired a stake in MKSC, the parent company of IKSC, which has a majority stake in KSC. KSC holds a concession from the CAT to operate as an ISP until 2005.

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

CHINA

          Overview. The operation of telecommunications businesses, including Internet-related businesses, in the People's Republic of China ("China" or the "PRC") is subject to extensive regulation by the PRC government. The Ministry of Information Industry of the PRC ("MII") is the primary regulator of Internet businesses, with other government authorities also participating in the regulation of, among other things, foreign investment, advertising, security, encryption and various types of content.

          Regulation of ISPs. The operation of Internet access services in China is governed by the Telecommunications Regulations (the "Regulations"), which were promulgated on September 25, 2000. Pursuant to the Catalog of Classes of Telecommunications Businesses (as amended on June 11, 2001) that is appended to the Regulations, the provision of Internet access services is a value-added telecommunications business that can be operated by any purely domestic Chinese company, regardless of whether such company is State-owned, as long as such company has received a permit from MII or its relevant local counterpart.

          Regulation of ICPs. The operation of ICPs in China is governed by the Regulations, which stipulate that the provision of Internet information services is a value-added telecommunications business, and the Administrative Measures on Internet Information Services (the "Measures"), which for the first time set forth a definition of ICPs. ICPs (which are referred to as Internet information service providers in the Measures) are defined as entities that engage in "providing information to online users through the Internet." ICPs that provide information services for compensation are required to obtain a permit, from the relevant local counterpart of MII, and those that provide such service without compensation are required to file with such governmental authority. Although no definition of "without compensation" is provided in the Measures, it has been interpreted by officials quite narrowly to apply only to non-profit governmental or charitable organizations. The Measures also stipulate a list of prohibited types of content. ICPs are required to monitor their websites (including chat rooms and electronic bulletin boards) for such content and remove any such content that they discover on their websites. Because some of the specific types of prohibited content are vague and subject to interpretation, the potential liability of ICPs is unclear. ICPs are subject to an array of other regulations with respect to the provision of specific types of content and services, for which ICPs must obtain approval from various agencies. As new regulations about specific types of content are still being issued, certain types of content for which approval is not now required may require approval in the future. In addition, because of the lack of specificity in some of these regulations, it is not always clear if the activity engaged in by a specific ICP actually requires approval.

          Foreign investment in ISPs and ICPs. The Regulations do not specifically state that foreign investment in ISPs and ICPs is prohibited, but rather state that specific legislation with respect to the investment and operation of telecommunications businesses, including ISPs and ICPs, by foreign invested companies will be separately formulated by the State Council. The PRC has entered into agreements with certain governments committing to the gradual opening up of the Internet sector, including ISPs and ICPs, to foreign investment upon the PRC's accession to the World Trade Organization. Separate legislation on foreign investment in the telecommunications sector has been drafted but not yet issued and there is no assurance that this legislation will be issued or when it will be issued. Until such time as such separate legislation is issued, foreign investment in telecommunications businesses is prohibited pursuant to the Foreign Investment Industrial Guidance Catalog issued in 1997 by the former State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation.

INDONESIA

          Overview. The operation of telecommunications services, including the provision of Internet services is governed by Law No. 36 of 1999 on Telecommunications ("Law No. 36") (as further clarified by Minister of Transportation and Telecommunications Decrees Nos 20 and 21 of 2001) and Government Regulation No. 52 of 2000 on Telecommunications Operation ("Regulation No. 52"). Law No. 36 and Regulation No. 52 stipulate that telecommunications services consist of three main activities, namely:

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

          Foreign investment in ISP's. The Ministry of Transport and Telecommunications ("MTT") is the primary regulator in respect of Internet services. In relation to foreign investment, the Capital Investment Board and State Enterprises Supervisory ("Foreign Investment Board") is responsible for the regulation of foreign investment in all areas including the provision of Internet services. The Foreign Investment Board will only process an investment application or grant foreign investment approval once it has obtained written approval from the MTT. In practice the MTT grants its "principle approval" as a recommendation to the Foreign Investment Board which then in turn grants its approval.

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

          In addition to the laws dealing with the regulation of telecommunications and multi-media, there is a specific law, Act No. 24 of 1997, which completely prohibits foreign investment in the area of "broadcasting". For present purposes, "broadcasting" encapsulates free-to-air and subscription television, broadcast services, radio broadcasting and print media.

4.C. ORGANIZATIONAL STRUCTURE

OVERVIEW

          We were incorporated in the British Virgin Islands on July 26, 1991 and conduct our businesses through subsidiaries and joint ventures. MIH Holdings, which is quoted on the JSE under the symbol "MHH", indirectly owns shares representing 51.99% of the economic interest and 76.46% of the voting interest with respect to our ordinary shares. MIH Investments owns 64.66% of the voting stock of MIH Holdings, and Naspers owns all the voting stock of MIH Investments and directly owns 2.8% of MIH Holdings. Naspers directly owns shares representing 3.4% of the economic interest and 1.66% of the voting interest with respect to our ordinary shares.

SUBSIDIARIES AND JOINT VENTURES

Pay-television:

          In many of our markets, our pay-television businesses utilize similar corporate structures. These structures generally include a content management company that provides the content for the pay-television operation, a subscription management business and a service transmission and distribution business. In each region, these companies may have local partners.

          Africa And The Middle East. We operate our South African business through our indirect wholly owned subsidiary, MultiChoice Africa. MultiChoice Africa obtains channels from and conducts transmission and distribution through certain of our affiliates. MultiChoice Africa in turn has ownership interests in subsidiaries and joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia, Botswana and Lesotho. In Africa, we consider several factors when determining the countries within which to establish joint venture investments, including comparative political stability, a free market economy, adequate infrastructure, a favourable foreign exchange system, a suitable local partner and sufficient management control. In many other African nations, we operate through agents or franchisees. These parties conduct marketing and advertising to build our subscriber base and collect subscription revenues on our behalf. They retain a minor portion of these subscription revenues as compensation for their services and remit the balance to us.

          MultiChoice Middle East Inc. is a 90.0% owned subsidiary of MultiChoice Middle East Holdings., which in turn is 50.0% indirectly owned by us. The other shareholders in MultiChoice Middle East Holdings and MultiChoice Middle East are strategic regional investors. In Egypt, we indirectly own 10.0% of Cable Network Egypt, which provides terrestrial analog service, and 75.0% of MultiChoice Egypt, which provides subscriber management services to Cable Network Egypt.

          Mediterranean. We operate our Mediterranean businesses through our interest in a holding company, NetMed. We own 88.6 % of NetMed. The balance of 11.4% is owned by Global Capital Investors II LP, an investment fund managed by Global Finance SA. Changes in the Greek regulatory environment may lead to a change in the ownership structure of our Greek subsidiaries and joint ventures, and we are currently reviewing several alternatives. In addition, we periodically evaluate various proposals regarding our ownership of NetMed however, we expect to continue to own a majority of NetMed. for the foreseeable future.

NetMed manages its pay-television business through the following operating subsidiaries:

          - MultiChoice Hellas. and MultiChoice Cyprus manage our subscriber base and market and sell pay-television services in Greece and Cyprus, respectively. NetMed, through Myriad Development B.V., owns 40% of MultiChoice Hellas. The remainder is held for 18% by LTV, 40% by Teletypos and 2% by SunSpot Leisure Ltd. We own 57% of MultiChoice Cyprus Holdings Ltd, who in turn owns 61% of MultiChoice Cyprus, an entity listed on the Cypriot Stock Exchange since July 2000. Lumiere owns 43% of MultiChoice Cyprus Holdings Ltd. The public owns 39% of MultiChoice Cyprus.

          - NetMed Hellas is 96.0% owned by NetMed. NetMed Hellas operates the FilmNet, SuperSport and K-TV pay-television channels in Greece and provides programming to Lumiere Television and Alfa TV in Cyprus. The remaining 4.0% ownership is held by MIH Limited directly.

          - Synergistic Network Development S.A. is 100.0% owned by NetMed and is responsible for signal transmission and distribution.

          SOE International SA (trading as Enic Hellas) was 40% owned by NetMed. Enic Hellas owned 78.4% of PAE AEK, one of the three largest professional soccer clubs in Greece, and 100% of Basic Hellas SA, the merchandising associate of PAE AEK. This stake, with the exception of a direct stake of 15% in PAE AEK, was disposed off subsequent to year-end.

          Asia. We have a joint venture interest in UBC (formerly the International Broadcasting Corporation Public Company Limited), and its subsidiaries in Thailand. Founded in 1985, UBC is quoted on the Stock Exchange of Thailand under the symbol "UBC" and had a market capitalization of baht
8.15 billion ($181.5 million) on March 31, 2001. We became an investor in UBC in January 1997 and have gradually increased our total share of ownership of UBC to approximately 31.1%. The remaining shares in UBC are beneficially owned 40.95% by Telecom Holding Company Limited, a subsidiary of Telecom Asia, 0.4% by the Mass Communications Organization of Thailand, which is one of the two primary media regulators in Thailand, and 27.5% by other private investors and the public.

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

Internet:

          Africa: M-Web Holdings was formed in 1997 through a series of transactions whereby we contributed our Internet related business to a new entity, M-Web Holdings Limited, and subsequently capitalized it with a special dividend to MIH Holdings. M-Web Holdings was subsequently spun off, but we have reacquired an ownership interest since the spin-off. Through a private placement in August 1999 and additional share purchases and share subscriptions since then, our shareholding in M-Web Holdings has increased to
22.3 %. During April 2001, a decision was taken to delist M-Web Holdings from the JSE. This was effected via a scheme of arrangement whereby Naspers, the majority shareholder in M-Web Holdings, made an offer to the outside shareholders (excluding ourselves). With effect from 6 July 2001, M-Web Holdings was delisted from the JSE and trade suspended. We continue to manage M-Web Holdings pursuant to a voting pool agreement between us and Naspers, M-Web Holdings' principal shareholder.

          Thailand: M-Web (Thailand) commenced operations in May 1999. We have a 95% stake in M-Web (Thailand) through a company that we control. Pursuant to a share swap agreement dated January 14, 2000, our affiliate Myriad International Holdings Asia BV, or MIH Asia, transferred 5% of the total issued share capital of M-Web (Thailand) to AD Venture Company Limited, the Internet subsidiary of Shin Corporations Public Company Limited, a Thai telecommunications group, and received, in return, 5% of the total issued share capital of Shinee.com Company Limited. We recently acquired, through a company that we control, a 75% interest in IKSC, a Thai holding company that has a majority stake in KSC Comnet, which we believe is the largest ISP in Thailand. The share swap arrangement entered into between M-Web (Thailand) and AD Venture Company Limited was reversed in a non-cash transaction in April 2001, making M-Web (Thailand) a wholly-owned subsidiary.

          China: M-Web China (BVI) Limited ("M-Web China") is currently held 63% by MIH Limited, 17% by Mr. Chen Sheng (the Founder of A-1Net), 8% by IDG Investments Inc., with the remaining 12% held by the M-Web China Employee Share Trust. M-Web China is the holding vehicle for several investments, including:

          (i) a 80% interest in SportsCN.com (the leading Sports Portal in China), with 10% held by Shanghai Information Industries and 10% by Li Ling (a former Chinese gold medal Olympic athlete);

          (ii) a 52.5% interest in eefoo.com (a financial portal) with the remaining interests held by Kingway Industries and the original Founders of the business;

          (iii) a 10% interest in 21Vianet (an Internet data center operator).

          In June 2001 we acquired a 46.5% interest in Tencent (BVI) Limited ("Tencent"). Tencent is the operator of QQ, China's most pervasive instant-messaging platform. The Founders of QQ continue to hold 46.5% in Tencent with the remaining 7% held by Mandarin Sea Investments.

          Indonesia: PT M-Web Indonesia commenced operations in May 2000 following the purchase of PT. Carakayasa Binekatara, a small ISP. M-Web Indonesia is a foreign investment company and is effectively 100% owned. In August 2000, the No. 2 Portal in Indonesia, Satunet, was acquired in an asset deal. Following this, a managed services company PT Global Hostnet was acquired in November 2001. In January 2001, the number one Portal in Indonesia, Astaga.com, was acquired in a share purchase and the assets and employees of an Internet Center business, P.T Warnet Gemilang, were also acquired.

SOFTWARE SOLUTIONS

          Our Mindport division is a leading provider of pay-television software and hardware solutions and services both to our pay-media businesses and to third-party pay-media operators. We operate our Mindport technology division mainly through our wholly owned subsidiary Irdeto and our 70% owned subsidiary Mindport IBS B.V.. In December 2000, Noochee Solutions Inc. ("Noochee") contributed all Noochee's assets and certain of its liabilities to Mindport IBS Limited, a newly formed company, and we contributed all the Integrated Business System BV shares and $15 million cash to Mindport IBS Limited. In addition, we indirectly own 365,460 of OpenTV Class A Ordinary Shares and 30,206,154 of OpenTV's Class B Ordinary Shares which may be exchanged into Class A Ordinary Shares generally on a one-for-one basis (representing 46.4% and 98.6% of OpenTV's outstanding Class A and Class B Ordinary Shares, respectively, and collectively representing 89.7% of the voting rights with respect to Ordinary Shares).

AFFILIATES

          We have several non-subsidiary affiliates, including M-Net Ltd., SSIH and M-Web Holdings. M-Net Ltd. is a publicly traded South African company that provides the premium film channels carried by us on our pay-television platforms in Africa. SSIH is a publicly traded South African company that provides the sports channels carried by us on our pay-television systems in Africa and the Middle East. Shares of SSIH are linked with those of M-Net Ltd. and, as of March 31, 2001, their combined market capitalization was approximately ZAR 1.132 billion ($141.5 million). The linking provides that each share of either company's stock trades with one share of the other company's stock, with a single price for both shares combined. The shares can be delinked by a declaration of each company's board. We currently own 21.0% of each of M-Net Ltd. and SSIH and we, in turn, are 5.7% owned by SSIH.

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

BANDWIDTH: The radio frequency spectrum, whether the transmission medium is physical wire or thin air, can be divided up into any number of "channels". Each channel takes up a certain amount of space on the frequency spectrum. The amount of spectrum occupied by the channel is its bandwidth and is usually measured in kilohertz (kHz) and megahertz (MHz). A broader bandwidth can carry more information.

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

4.D. PROPERTY, PLANTS AND EQUIPMENT

          We have major corporate offices in Hoofddorp (The Netherlands), Johannesburg (South Africa) , Athens (Greece)and Mountain View (United States). The following table summarizes certain information regarding our principal facilities as of March 31, 2001:

DESCRIPTION/USE             Location                   SIZE           OWNED OR
---------------                                                        LEASED
                         -------------------       -----------        --------

General office           Hoofddorp, the            6,772 m sqr         leased
                          Netherlands

Technology office        Mountain View, CA,        3,626 m sqr         leased
                              USA

Technology office        San Diego, CA, USA        1,750 m sqr         leased
Subscription television
office                   Johannesburg, South      20,400 m sqr*        leased
                              Africa

Subscription television
office                   Athens, Greece           12,000 m sqr         leased
     * multiple locations

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS


          The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

          MIH Limited is a holding company that operates in the subscriber platforms and related software solutions industries through its interests in subsidiaries, joint ventures and associates.

          The Consolidated Financial Statements have been prepared in accordance with IAS, which differs in certain significant respects from US GAAP. See Note 38 to the consolidated financial statements included elsewhere in this annual report for US GAAP reconciliation and a description of the principal differences between IAS and US GAAP as they relate to the Company.

5. A. OPERATING RESULTS


OVERVIEW OF OPERATIONS

          We are a multinational provider of pay-television and Internet services as reflected in the subscriber platform business and the technology employed in the provision of such services as reflected in our software solutions business. As of March 31, 2001, we provided television-platform and related services to over 2.0 million households and operated our businesses in over 50 countries around the world.

          Our current holdings consist of:

     Subscriber Platforms:

          o Television platform operations in Africa, the Mediterranean and Asia;

          o    Internet operations in Africa and Asia;

          o    an equity interest of 31.1% in UBC;

          o    An equity interest of 21.0% in M-Net Ltd. and SSIH; and

          o    Equity interest of 22.3% in M-Web Limited


     Software Solutions:

          o Pay-media and iTV technology businesses based in the Netherlands and the United States that collectively compose our Mindport division.

          In Africa, MultiChoice Africa provides a range of subscriber management services to analog and digital pay-television platforms in over 40 countries on the African continent and adjacent islands, principally in South Africa.

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

          Our Mindport technology division designs, develops and markets pay-television and Internet subscriber management systems, conditional access systems and other pay-media technologies. Mindport Holdings Limited also holds a 41.6% interest (voting interest of 68.2%) in the outstanding shares of OpenTV (57.4% as of March 31, 2000), which develops and provides operating systems for iTV, and a 100% interest in TV/Com International Inc., which owns certain conditional access intellectual property rights. In addition, Mindport engages in set-top box design and specification and consulting and systems integration services.

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

          REVENUES. Revenues comprise of subscription revenue, hardware and software sales, technology revenue and other revenues. Our primary source of revenue is subscriber revenues. Hardware and software sales pertain to revenue generated from the sale, rental and maintenance of decoders, the term given to the device in a signal receiver that receives the scrambled signal and converts it into a quality audio or visual signal for listening or viewing, and other income, including e-commerce. Technology revenues include revenue generated from subscriber management services, conditional access systems, iTV operating software, content management systems, set-top box design and specifications, broadband internet systems and systems integration and consulting services. Other revenues include mostly advertising and sale of rights.

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

RECENT DEVELOPMENTS

         Significant Acquisitions and Divestitures. Refer to Note 3 of the consolidated financial statements and related notes included elsewhere in this annual report.

RESULTS OF OPERATIONS

         Our results of operations are summarized in the following tables:

                                                                              CONSOLIDATED
                                                                          YEAR ENDED MARCH 31,
                                                             -----------------------------------------------
                                                                   2001             2000             1999
                                                                        (U.S. DOLLARS IN MILLIONS)
                                                             -----------------------------------------------

 Subscription revenues                                         $    513.6         $  508.9          $ 442.7
 Hardware and software sales                                         73.9             81.1             72.0
 Technology                                                         150.3            102.4             63.9
 Other revenue                                                       35.7             31.0             29.3
                                                               ----------         --------          -------
          Net revenues                                              773.5            723.4            607.9
 Cost of providing services                                        (428.9)          (435.6)          (390.5)
 Selling, general and administrative expenses                      (390.1)          (284.0)          (203.8)
 Depreciation and amortization                                     (202.8)           (74.0)           (51.4)
                                                               ----------         --------          -------

          Total operating expenses                               (1,021.8)          (793.6)          (645.7)
          Operating loss                                           (248.3)           (70.2)           (37.8)
 Financial results, net                                              (8.3)           (15.9)            (9.1)
 Loss on marketable securities                                      (42.9)               -                -
 Equity results in joint ventures                                   (74.0)           (39.5)           (41.2)
 Equity results in associates                                        (1.7)            (2.1)            (2.1)
 Profit on sale/dilution of subsidiaries, joint ventures
 and associates                                                     429.2            114.2             31.1
                                                               ----------         --------          -------

          Profit/(loss) before tax                                   54.0            (13.5)           (59.1)
 Income taxation                                                     (6.7)            (0.6)            (0.3)
                                                               ----------         --------          -------

          Profit/(loss) after tax                                    47.3            (14.1)           (59.4)
 Minority interest                                                  104.9              5.0              0.4
                                                               ----------         --------          -------

          Profit/(loss) from continuing operations                  152.2             (9.1)           (59.0)
          Loss from discontinued operations                             -             (7.9)            (9.8)
                                                               ----------         --------         --------
          Profit/(loss) for the year                           $    152.2         $  (17.0)        $  (68.8)
                                                               ==========         ========         ========

YEAR ENDED MARCH 31, 2001 COMPARED TO THE YEAR ENDED MARCH 31, 2000


Revenues

          Subscription revenues increased $4.7 million, or 0.9%, to $513.6 million during the year ended March 31, 2001 from $508.9 million in the same period in 2000, mainly as a result of an increase in the number of subscribers in MIH Limited's consolidated subsidiaries, as reflected in the table below:

                                              NUMBER OF
                                            SUBSCRIBERS(1)
                                               MARCH 31,
                                             2001     2000
                                             ----     ----
                                               (THOUSAND)

Digital....................................   768       567

Analog.....................................   956     1,071
                                          -----------------
Total...................................... 1,724     1,638
                                          =================

(1) Excludes non-consolidated joint ventures and associates


          The reduction from analogue subscribers resulted primarily from our campaign to convert analog customers to digital service, a trend that we expect to continue. We estimate that in South Africa 65% of analog subscribers that discontinue service do so as a result of conversion to digital service. Our total subscribers in Greece and Cyprus, where we now provide both analog and digital services, increased by 35,178 or 10.1% to 385,250 during the year ended March 31, 2001 from 350,072 in the same period in 2000. Since the launch of the digital services, the digital subscribers base increased to 69,271 subscribers.

          Average revenue per subscriber per month remained at the same levels of $26.36 and $26.34 for March 31, 2001 and March 31, 2000 respectively. The increase as a result of the shift in subscribers in Africa from analog service to the higher-priced digital service, increases in monthly subscriber fees in local currencies (primarily rand and drachma) by approximately 11.9% and 11.1% for the analog and digital service, respectively, are largely offset by the effects of a devaluation of the rand (12.1%) and the drachma (7.28%) against the U.S. dollar respectively.

          Hardware and software sales decreased $7.2 million, or 8.9%, to $73.9 million during the year ended March 31, 2001 from $81.1 million in the same period in 2000. Hardware and software sales are primarily generated in the Africa and Mediterranean region. Hardware and software sales in the Africa region decreased $15.4 million, or 23.1%, to $51.3 million during the year ended March 31, 2001 from $66.7 million in the same period in 2000. Voucher sales were included in sales in the previous year for the Africa region and were replaced by decoder subsidies for the current year, therefore resulting in a lower selling price. Hardware and software sales in the Mediterranean region increased $7.9 million, or 56.8%, to $21.8 million during the year ended March 31, 2001 from $13.9 million in the same period in 2000. The increase in this region is as a result of the growth in digital subscribers from 18,462 subscribers to 69,271 for the year ended March 31, 2001. During the fiscal year ended March 31, 2001 the retail price of decoders also decreased consistently with the reduction in manufacturing cost of decoders. We passed on the savings in the price we pay for decoders to our customers. This trend is partly offset by a shift of subscribers from analog to digital decoders, which are more expensive.

          Technology revenues increased by $47.9 million, or 46.8%, to $150.3 million during the year ended March 31, 2001 from $102.4 million in the same period in 2000. OpenTV revenues increased $43.6 million, or 140.6%, to $74.6 million during the year ended March 31, 2001 from $31.0 million in the same period in 2000. The growth in revenues is as a result of growth in royalty revenues due to the increase in set-top box deployments; and the increase in licence and application revenues as a result of the Spyglass Inc. acquisition. Mindport, including Irdeto Access revenues increased $4.5 million, or 6.3%, to $76.2 million during the year ended March 31, 2001 from $71.7 million in the same period in 2000. The increase is mainly as a result of the increase in revenues generated by the conditional access business due to higher volumes.

          Other revenues increased $4.7 million, or 14.8%, to $35.7 million during the year ended March 31, 2001 from $31.0 million in the same period in 2000. This increase was mainly attributable to an increase in sale of sports, program and advertising rights in the Mediterranean region, off-set by a decrease in advertising as all advertising contracts did not materialize.

Operating Expenses

         Costs of providing services decreased by $6.7 million, or 1.5%, to $428.9 million during the year ended

March 31, 2001 from $435.6 million in the same period in 2000. This decrease is mainly attributable to the decline in decoder costs in the Subscriber Platforms segment (Television - Africa region) as well as the decline of costs in Mindport from $16.8 million to $11.2 million due to the change from supplying pre-packaged software applications, to offering comprehensive and bespoke software solutions. The decrease is off-set by : (i) an increase of the OpenTV costs from $6.3 million to $19.6 as a results of the SpyGlass Inc. merger; (ii) an increase in programming costs in the Mediterranean region due to the increase in digital subscribers (digital royalties are more expensive that analog royalties).

          Selling, general and administrative ("SG&A") costs increased by $106.1 million, or 37.4%, to $390.1 million during the year ended March 31, 2001 from $284.0 million in the same period in 2000, primarily as a result of
(i) an increase in Subscriber Platform - Internet from $9.4 million to $42.5 million for the development and expansion of the Internet related businesses in China, Thailand, Indonesia and Africa ; (ii) an increase in Software Solutions costs and in particular and an increase in the costs of OpenTV from $39.7 million to $87.0 million due to the SpyGlass merger and the increase in staff complement due to the increase levels of activities and an increase in Mindport costs from $64.6 million to $77.3 million mainly as a result of the Noochee acquisition and expanding of the broadband strategy in North America; and (iii) a general increase in activities of the group.

          Depreciation and amortization increased $128.8 million, or 174.1%, to $202.8 million during the year ended March 31, 2000 from $74.0 million in the same period in 2000. Depreciation charges increased by $8.0 million or 22.4% to $44.3 million from $36.3 million as a result of the increase of depreciation in OpenTV from $1.1million to $4.5 million due to the SpyGlass merger and the increase of depreciation in the Internet related businesses from $0.3 million to $2.5 million. The increase pertains mostly to the acquisition of computer related equipment. Amortization charge increased by $120.8 million or 320.4% to $158.5 million from $37.7 million mainly due to the additional goodwill arising in the Software Solutions segment. The two most significant increases relate to the goodwill from the SpyGlass merger in OpenTV and the acquisition of Noochee Inc. by Mindport. The amortization charge increased by $113.9 million and $2.8 million for OpenTV and Mindport respectively. The remainder of the increase pertains to goodwill arising on the acquisition of certain Internet businesses.

Operating Loss

          Operating loss increased by $178.1 million, or 253.7%, to $248.3 million during the year ended March 31, 2001 from $70.2 million for the same period in 2000 as a result of the combined effect of the foregoing factors. The most significant item impacting the operating loss is the increase amortization charge, which increased by $120.8 million or 320.4% to $158.5 million from $37.7 million mainly due to the additional goodwill arising in the Software Solutions segment.

Financial Results, Net

          The net financial loss decreased by $7.6 million, or 47.8%, to $8.3 million during the year ended March 31, 2001 from $15.9 million in the corresponding period of 2000. The decrease can be mainly attributed to the additional interest earned by OpenTV, on the proceeds received from its initial public offering, which was consummated in November of 1999. The other changes as compared to the previous year are primarily as a result of the impact of capitalization of the financial leases in the Subscriber Platform segment, coupled with the devaluation of local currencies to the U.S. dollar. The increase is off-set by additional interest received on the proceeds from the follow-on public offering by MIH Limited.

Loss on Marketable Securities

          The Company's portfolio of equity securities included a minority equity investment in a United Kingdom company, which is traded on the London and EASDAQ stock exchanges. In connection with this investment the Software Solutions segment recognized a loss of $27.9 million of which $19.1 million is unrealized. In addition, certain private equities were written down by $15 million to their net realizable values.

Equity Results in Joint Ventures

          Our equity results in joint ventures increased by $34.5 million to a loss of $74.0 million during the year ended March 31, 2001 from an equity loss of $39.5 million in the corresponding period of 2000. The increase related mainly to the increase of effective holding in M-Web Holdings from 15.8% to 22.3% and the resulting increase in losses and the equity losses arising from the 40% holding in SOE International SA (SOE) which increased from $7.2 million to $28.3 million (Including $12.0 million impairment of goodwill relating to this investment). During the year, additional impairment charges of $4.7 million were recorded due to the permanent impairment of the value of the investment in M-Web Holdings.

Equity Results in Associated Companies

          Equity results in associates improved marginally from $2.1 million to $1.7 million. Equity results in associates for the year ended March 31, 2001 is net of a goodwill allocation of $3.8 million in fiscal 2001, attributable to our 21.0% interest in M-Net Ltd and SSIH. We account for our investment in M-Net Ltd and SSIH using the equity method of accounting because of the significant influence we exercise over M-Net Ltd and SSIH as a result of common ownership, our management and directors' representation on the Board of Directors of M-Net Ltd and SSIH and the fact that substantially all of M-Net Ltd and SSIH's revenues are derived from us.

Profit on Sale/Dilution of Subsidiaries, Joint Ventures and Associates

          The profit on sale/dilution of subsidiaries, joint ventures and associates resulted from the merger arrangement with SpyGlass Inc. and a share swap arrangement resulting in a dilution profit of $383.4 million and $16.7 million respectively, dilution profit of $23.8 million due the introduction of minority shareholders in the Mediterranean operations(effective November 2000 the company diluted its interest in Netmed from 100% to 88.81 % through the issue of shares for $25 million in cash) and $4.2 million resulting from the initial public offering of MultiChoice Cyprus Limited ("MCC") on the Cypriot Stock Exchange in July 2000.

Tax

          Income tax increased to $6.7 million during the year (after taking into account a deferred tax credit of $7.4 million arising from the SpyGlass Inc. merger) ended March 31, 2001 from $0.6 million in the corresponding period of 2000. The increase relates to additional tax provision for certain taxable Africa entities of $3.9 million, additional assessment of taxes in the Mediterranean region of $1.4 million, and tax provisions for Irdeto Access and certain corporate entities of $3.5 million and $3.3 million respectively.

Minority Interest

          Minority interest increased by $99.9 million, to $104.9 million during the year ended March 31, 2001 from $5.0 million in the corresponding period of 2000. The minority interest primarily relates to the Software Solutions segment and in particular to Mindport of $4 million and OpenTV of $99.5 million.

Net Loss

          As a result of the foregoing factors we realized a profit of $152.2 million during the year ended March 31, 2001 compared to a loss of $17.0 million for the comparable period in 2000.

YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999


Revenues

          Subscription revenues increased $66.2 million, or 15.0%, to $508.9 million during the year ended March 31, 2000 from $442.7 million in the same period in 1999, mainly as a result of an increase in the number of subscribers in MIH Limited's consolidated subsidiaries, as reflected in the table below:

                                              NUMBER OF
                                            SUBSCRIBERS(1)
                                               MARCH 31,
                                            2000     1999
                                            ----     ----
                                              (THOUSAND)
Digital...................................  567       372

Analog....................................1,071     1,222
                                          ---------------
Total.....................................1,638     1,594
                                          ===============

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

          Hardware and software sales increased $9.1 million, or 12.6%, to $81.1 million during the year ended March 31, 2000 from $72.0 million in the same period in 1999. Hardware and software sales are primarily generated in the Africa and Mediterranean regions. During the fiscal year ended March 31, 2000 the retail price of decoders decreased consistently with the reduction in manufacturing cost of decoders. We passed on the savings in the price we pay for decoders to our customers. We also subsidized the selling prices of digital decoders in Africa and analog decoders in Greece and Cyprus to increase our subscriber base. The revenue per decoder has therefore decreased, resulting in a slower rate of growth in decoder revenues relative to the growth in the number of subscribers. This trend is partly offset by a shift of subscribers from analog to digital decoders, which are more expensive.

          Technology revenues increased $38.5 million, or 60.3%, to $102.4 million during the year ended March 31, 2000 from $63.9 million in the same period in 1999. The increase relates directly to the consolidation of OpenTV for twelve months of $31.0 million compared with the equity accounting of results for the previous year. OpenTV became a subsidiary on March 31, 1999.

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

          Selling, general and administrative ("SG&A") costs increased by $80.2 million, or 39.4%, to $284.0 million during the year ended March 31, 2000 from $203.8 million in the same period in 1999, primarily as a result of(i) consolidation of the SG&A of OpenTV for twelve months into the Software Solutions segment compared to equity accounting of the prior period; (ii) an increase in staff and communication costs primarily due to the expansion of call centers required to match the increased number and length of calls arising from the growth in the digital subscriber base and the roll-out of the Internet business; (iii) an expanded advertising campaign and, (iv) additional costs associated with the group corporate functions.

          Depreciation and amortization increased $22.6 million, or 44.0%, to $74.0 million during the year ended March 31, 2000 from $51.4 million in the same period in 1999. Depreciation charges increased by $13.9 or 60.7% to $36.8 million from $22.9 million as a result of the new transponder leases of $8.3 million as well as the increase in depreciation charges arising from the net increase in fixed assets. Amortization charge increased by $9.2 million or 32.3% to $37.7 from $28.5 million mainly due to the consolidation of OpenTV in the Software Solutions segment and the additional investments in the Internet in Subscriptions Platforms.

Operating Loss

          Operating loss increased by $32.4 million, or 85.7%, to $70.2 million during the year ended March 31, 2000 from $37.8 million for the same period in 1999 as a result of the combined effect of the foregoing factors.

Financial Results, Net

          The net financial loss increased by $6.8 million, or 74.7%, to $15.9 million during the year ended March 31, 2000 from $9.1 million in the corresponding period of 1999. The increase is attributable to a reduction in dividend income of $0.6 million to $1.9 million during the year ended March 31, 2000 from $2.6 million in the same period in 1999 an increase in interest expense of $5.4 million to $26.8 million during the year ended March 31, 2000 from $21.4 million in the same period in 1999 which was partly offset by an increase in interest income of $3.4 million to $13.7 million during the year ended March 31, 2000 from $10.3 million in the same period in 1999 and an increase in exchange losses of $4.l million to $4.7 million during the year ended March 31, 2000 from $0.6 million in the same period in 1999. The changes as compared to the previous year are primarily as a result of the impact of capitalization of the financial leases, coupled with the devaluation of local currencies to the U.S. dollar. The increase is off-set by additional interest received as a result from the proceeds from the initial public offering by MIH Limited.

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

Equity Results in Associated Companies

          Equity results in associates remained at $2.2 million loss during the year ended March 31, 2000. Equity results in associates for the year ended March 31, 2000 is net of a goodwill allocation of $4.1 million in fiscal 2000, attributable to our 21.0% interest in M-Net Ltd and SSIH. We account for our investment in M-Net Ltd and SSIH using the equity method of accounting because of the significant influence we exercise over M-Net Ltd as a result of common ownership, our management and directors' representation on the Board of Directors of M-Net Ltd and SSIH and the fact that substantially all of M-Net Ltd and SSIH's revenues are derived from us.

Profit on Sale/Dilution of Subsidiaries, Joint Ventures and Associates

          The profit on sale/dilution of subsidiaries, joint ventures and associates resulted from a disposal of 20% interest in, and loans to Orbicom to MIH Holdings. The consideration received by us, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of associate of $15.2 million. Additionally, the dilution on our interest in OpenTV from 80.1% to 57.5% gave rise to a dilution gain of $98.6 million in the Software Solutions segment.

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

Loss from Discontinued Operations

          We discontinued our operations of International Gaming Networks
(IGN), the gaming entity of MultiChoice Africa, with effect from September 6, 1999, the business of which was spread and sports betting. The loss arising on discontinued operations of $4.1 million in the Subscriber Platforms segment relates to staff retrenchments, lease cancellation costs and asset impairments.

Net Loss

          As a result of the foregoing factors we realized a net loss of $17.0 million during the year ended March 31, 2000 compared to a net loss of $68.8 million for the comparable period in 1999.

RESULTS OF SEGMENT OPERATION

          The following is a discussion on the results by segment as defined and set out in note 30 to the consolidated financial statements included elsewhere in this annual report. The analysis is based on our primary reporting format under IAS. Revenues by segment includes inter-segmental transactions as discussed in the aforementioned financial statements.

YEAR ENDED MARCH 31, 2001 COMPARED TO THE YEAR ENDED MARCH 31, 2000 PER BUSINESS SEGMENT

Subscriber Platforms:

          Revenues for the Television segment decreased by $8.6 million or 1.4% to $623.4 million from $632.0 million in the corresponding year. The decrease was due mainly to lower hardware sales as discussed above and devaluation of the rand (12.1%) and the drachma (7.28%) against the U.S. dollar respectively.

          Operating loss for the Television segment decreased by $4.5m from a loss of $8.2 million in 2000 to a loss of $3.7 million in 2001. The decrease in operating loss was mainly attributable to a decrease in depreciation costs from $57 million in 2000 to $55 million in 2001, coupled with improved operating results.

          Revenues for the Internet segment increased by $8.2 million to $8.6 million from $0.4 million in the corresponding year. The increase is largely attributable to the growth in our respective Internet businesses in Thailand, Indonesia, China and Africa.

          Operating loss for Internet segment increased by $41.9 million to $52.4 million from $10.5 million in the corresponding year. The increase pertains to the development and expansion of the Internet related businesses in China, Thailand, Indonesia and Africa. All these businesses are currently in development stage.

Software solutions:

          Revenues for the Mindport segment increased by $4.5 million to $76.2 million from $71.7 million in the corresponding year. The increase is mainly as a result of the revenues generated by the conditional access business due to higher volumes.

          Operating loss for Mindport segment increased by $6.3 million to $21.0 million from $14.7 million in the comparative period. The increase in operating loss relates mostly to additional development costs incurred.

          Revenues for the OpenTV segment increased by $43.6 million to $74.6 million from $31.0 million. The growth in revenues is as a result of growth in royalty revenues due to the increase in set-top box deployments; and the increase in licence and application revenues as a result of the SpyGlass Inc. acquisition.

          Operating loss for OpenTV segment increased by $134.4 million to $159.7 million from $25.3 million in the comparative period. The increase relates mainly to the increase of depreciation and amortization charge as a result of the SpyGlass Inc. merger. In addition, the staff cost increased do to the increase in the level of activities.

YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999 PER
SEGMENT

Subscriber Platforms:

          Revenues for the Television segment increased by $87.5 million to $632.0 million from $544.5 million in the comparative period. The increase relates mostly to the growth in subscriber numbers of 44,100. In addition, the average revenue per subscriber increased by 9.2%. These increases were offset by the devaluation of the rand (5.9%) and the drachma (7.9%) against the U.S. dollar respectively.

          Operating loss for the Television segment decreased by $12.7 million to $8.2 million from $20.9 million in the comparative period. The decrease relates mainly to the higher margins generated on digital subscribers compared to analogue subscribers. The decrease is offset as a result of the new transponder lease of $8.3 million as well as the increase in depreciation charges arising from the net increase in property, plant and equipment.

          The Internet segment only assumed operations in fiscal March 2000.

Software solutions:

          Revenues for the Mindport segment decreased by $1.6 million to $71.7 million from $73.3 million in the comparative period. The decrease relates mainly to the repositioning of the Mindport IBS business from supplying pre-packaged software applications, to offering comprehensive and bespoke software solutions.

          Operating loss for the Mindport segment increased by $9.8 million to $14.7 million from $4.9 million in the comparative period. The increase in operating loss relates mostly to additional development costs incurred.

          The revenues from OpenTV were consolidated for the first time during fiscal March 2000 as OpenTV became a subsidiary on March 31, 1999.

5. B. LIQUIDITY AND CAPITAL RESOURCES


          Our business and growth strategy has required and will continue to require substantial capital for acquisitions, expansion of services, the financing of operating losses and working capital in the subscription platforms and software solutions segments.

          During the year ended March 31, 1997, we had no significant cash flows as our activities consisted almost entirely of our investment in NetHold. During the period from April 1997 through October 1997, we sold our shares in Canal+, which we had obtained in connection with the Canal+ Transaction, for net proceeds of $261.5 million and invested a portion of the proceeds in our pay-television and technology businesses.

          The Acquired MIH Businesses have historically obtained cash flow from operations, capital infusions by equity holders, proceeds from the sale of investments and seller financings.

          Our ability to receive cash distributions may be restricted by certain exchange control regulations. See "3.D. Risk Factors--South African exchange control regulations significantly restrict our ability to receive cash distributions from our South African subsidiaries."

          In April 1999, we completed an initial public offering of 10,435,000 of our Class A Ordinary Shares, including shares issued pursuant to the exercise of over-allotment options, for net proceeds of approximately $171.6 million. The proceeds of the offering were partially used to repay $56 million of debt.

          In November 1999, OpenTV was listed on the Nasdaq and Euronext Amsterdam stock exchanges through an initial public offering of 8.6 million shares, raising $172.5 million, before expenses.

          In April 2000, we completed a follow-on offering of 4,511,000 of our Class A Ordinary Shares, including shares issued pursuant to the exercise of over-allotment options, for net proceeds of approximately $180.4 million.

          On July 24, 2000 we announced that OpenTV has completed its acquisition of SpyGlass, Inc. The combined company will continue to trade under the symbol "OPTV". Under the terms of the merger agreement between OpenTV and SpyGlass, the stockholders of SpyGlass, Inc. received 0.7236 of an OpenTV Corp. Class A Ordinary Share for each share of SpyGlass, Inc. common stock. The merger combines two market leaders into a premiere iTV solutions company. As an integrated entity, OpenTV will provide cutting-edge technologies and comprehensive services offering compelling, state-of-the-art digital interactive solutions running on multiple platforms for cable and satellite television operators, broadcasters, and manufacturers around the world.

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

          We expect to meet our capital needs for the foreseeable future with the proceeds of these offerings, cash on hand and other options for generating cash including a $115 million loan facility with Villiers Securities Limited and ABSA Bank Limited.

          We intend to make investments in and acquisitions of businesses operating in the pay-television, Internet services, iTV services and pay-media technology industries. Our general approach has been to make investments that are expected to be sufficient to meet cash needs until the operation can, within a predictable period of time, become self-funding. Our South African subsidiaries are subject to significant restrictions on the ability to remit funds outside of South Africa. While such restrictions have been liberalized in recent years, a South African company's ability to raise and deploy capital outside of South Africa remains subject to significant restrictions. See "3.D. Risk Factors--South African exchange control regulations significantly restrict our ability to receive cash distributions from our South African subsidiaries". We anticipate funding future acquisitions and investments through issuances of debt or equity and available cash resources.

          Net cash used in operating activities increased by $95.5 million from cash generated from operating activities of $24.5 million to cash used of $71.0 million. The utilisation relates mostly to the cash resources required by both the Software Solutions segment, as well as the Internet portion of the Subscriber Platforms segment.

          Net cash used in investing activities changed from cash used of $218.3 million to cash generated by these activities of $44.6 million. In fiscal 2000, a significant amount of cash was invested in short-term marketable debt and equity securities in the Software Solutions segment. In fiscal 2001, certain of the investments made in the prior fiscal year matured, as well significant cash resources were acquired with the merger arrangement in the Software Solutions segment.

          Net cash from financing activities were $184.2 million and $324.1 million for the years ending March 31, 2001 and March 31, 2000, respectively. The most significant activity for the current year pertains to the follow-on public offering by MIH Limited on Nasdaq and Euronext Amsterdam stock exchanges, raising $180.4 million before expenses. In the comparative period, both MIH Limited and OpenTV Corp raised net proceeds of $187.9 million and $172.5 million respectively, through separate initial public offerings.

          In terms of a bridging finance arrangement, the Company is obligated to fund the operations (initial funding from this arrangement only after March 31, 2001) of M-Web Holdings for up to $12.28 million during fiscal year 2002, bearing interest at the South African prime rate of interest. The loans to M-Web Holdings are convertible into share capital of M-Web Holdings.

          At March 31, 2001 and March 31, 2000, we had combined cash balances of $329.7 million and $180.0 million, respectively, and available unused overdraft borrowing facilities of $59 million and $74.7 million, respectively.

Commitments and Capital Expenditures

          We have finance lease commitments of $39.0 million, $37.1 million, and $34.4 million in the years ended March 31, 2002, 2003 and 2004, respectively, for land and buildings, machinery, furniture and equipment, and transponders and transmitters. We do not expect to incur significant additional capital expenditures except for the requirements which may materialize from our investments in Internet operations in China and Thailand.

Program and Film Rights

          Program and film rights remained substantially at the same level of $70.3 million. Program and film rights are non-interest bearing liabilities and, at March 31, 2001, amounts due in future fiscal years were $32.9 million in 2002, $15.2 million in 2003 and $22.2 million thereafter.

Debt

          At March 31, 2001, long-term debt of $249.4 million consisted primarily of capital lease obligations (mainly for satellite transponders) ($229.3 million) and loans ($20.1 million). Capital lease obligations increased by $47.7 million during the year. The capital leases bear interest at rates ranging from 7.5% to 21.5%. The other long-term debt is a $20.1 million liability which was recorded as a result of the transfer of 28 million M-Net/SSIH shares. Long-term debt at March 31, 2000 of $202.1 million consisted primarily of capital lease obligations ($181.6 million) and loans ($20.6 million).

Comparatives

          Where necessary comparative figures have been adjusted to conform with changes in presentation in the current year. In particular, the comparative Consolidated Balance Sheet amounts have been changed to exclude long-term sports rights, for which the price changes depending on the league in which a sports team plays. Previously the estimated costs of these contract rights were capitalized. The cost was estimated based on the amount payable under the contract if the sports team remained in the same league for the duration of the contract. The asset and liability were adjusted if the team was promoted or relegated to a different league. Since the amount payable under the contract changes according to the league in which the sports team plays, the cost of these sports rights cannot be measured reliably at the inception of the contract as required to capitalize an intangible asset under IAS 38 "Intangible Assets". The Company therefore changed its method of accounting for these variable sports rights to report an expense upon showing or an asset and liability when the cost of each event is reliably determinable.

This change did not have an effect on net income or shareholders' equity of the Company. Total assets and liabilities as of March 31, 2000 relating to program and film rights each decreased by $80.3 million, comprising a decrease in current assets of $1.8 million and non-current assets of $78.5million, and current liabilities by $3.2 million and non-current liabilities of $77.2 million.

US GAAP RECONCILIATION

          Refer to note 38 of the consolidated financial statements and related notes included elsewhere in this annual report.

ACCOUNTING STANDARDS

Recently Issued.

          In July 2001 the FASB issued Statements of Financial Accounting Standards No. 141 (FAS 141), Business Combinations, and No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 141 supercedes Accounting Principles Board Opinion No. 16 (APB 16), Business Combinations and FAS 142 supercedes APB 17, Intangible Assets. The most significant changes made by FAS 141 are:
(1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. In addition, FAS 142 contains certain transitional provisions which may effect the classification of intangible assets as well as the balance of goodwill. The provisions for FAS 141 are effective for acquisitions consummated after June 30, 2001. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001 (fiscal year 2003 for the Company). Management is currently assessing the impact of the adoption of these new pronouncements.

          FAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", was issued in July 2001. This standard will be effective for the Company's fiscal year ending March 31, 2004, however, early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. Management are currently assessing the impact of this pronouncement on the Company's financial position and results of operations.

          Refer also to note 38 of the consolidated financial statements and related notes included elsewhere in this annual report.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

          We expense research and development costs in the financial period during which they are incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers.

5.D. TREND INFORMATION

          Group revenue has been affected by the economic slow down which has impacted households' purchasing power and general consumer confidence. We expect this to continue until such time as general economic conditions become more favourable. Also see the discussion on general economic trends and the recent global economic downturn discussed above under "Item 3. Key Information
- 3.D Risk Factors".

          The growth rate in subscribers to our group's television platforms has started to slow. Total subscribers to our television platforms increased from 2,065,646 at March 31, 2000 to 2,164,458 at March 31, 2001. Subscribers
to our analog platforms continue to decrease and those to our digital platforms continue to increase, as subscribers switch from our analog to digital offerings. Digital subscriber numbers now exceed that for analog. Our group derives a higher revenue per subscribers from digital subscribers than from analog.

          In Greece the broadcast television business tends to be seasonal, with a significant decrease in viewership occurring in the summer, when Greek viewers traditionally enjoy outdoor activities and travel, and when the soccer and basketball seasons have ended. As a result, we have experienced subscriber churn in the summer, but we are aggressively implementing new programs designed to promote year-long subscriptions.

          The economic slowdown referred to above has also had an impact on the advertising revenue received by our television and Internet platforms. We are also finding that broadcast rights to major sports events are becoming more expensive to obtain, as competition for these rights intensify.

          Although the growth in e-commerce revenues experienced by our Internet platforms is encouraging, total e-commerce revenues remain low. We expect e-commerce revenues to remain low until the general economic climate improves and user acceptance accelerates.

          A substantial portion of our revenue is denominated in the currencies of the countries in which we operate. These currencies continue to depreciate against the U.S. dollar, the reporting currency of our group. Accordingly, the U.S. dollar equivalent of the revenue we generate in currencies other than U.S. dollar continue to be adversely affected by these depreciations.

          The fortunes of our Software Solutions businesses are highly geared to television and Internet platform markets around the world. Many of these markets, particularly broadband, have been affected by the same factors that affect our own television and Internet platforms. Accordingly, we expect revenue from these businesses to slow until such time as general trading conditions improve.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth certain information with respect to our directors, executive officers and other key personnel:

NAME                       AGE   POSITION
----                       ---   --------

Theunissen Vosloo          63    Chairman of the Board of Directors

Jacobus D.T. Stofberg      50    Chief Executive Officer and Director

Jacobus P. Bekker          48    Director

A. Andre Coetzee           48    General Counsel and Director

Johannes H.W. Hawinkels    49    Chief  Executive  Officer - Internet Operations
                                 and Director

Stephan J.Z. Pacak         46    Director

William J. Raduchel        54    Director

Roberto R. Romulo          62    Director

Allan M. Rosenzweig        46    Group Director - Corporate Finance and Director

Mark R. Sorour             39    Director of Investor Relations and Alternate
                                 Director

Jan Steenkamp              38    President, Chief Executive Officer - OpenTV

J. James Volkwyn           43    Director

Stephen F. Ward            47    Chief Financial Officer and Director


Messrs. Vosloo, Stofberg, Bekker, Coetzee, Hawinkels, Pacak, Raduchel, Romulo, Rosenzweig, Volkwyn, Sorour, Steenkamp and Ward are referred to herein as the "named directors and officers".

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

Jacobus D.T. Stofberg has been our chief executive officer and a director since September 1998. Mr. Stofberg is one of the original members of the MIH Holdings management team and has also held a variety of positions within the MIH Holdings group of companies, including that of chief operating officer since 1985. Mr. Stofberg is currently a director of of OpenTV. Before joining us in September 1998, Mr. Stofberg was a director of NetHold, our previous joint venture, and held a variety of directorships within the NetHold group of companies. In addition, Mr. Stofberg has previously served as a director of NetMed.

Jacobus P. Bekker has been one of our directors since September 1998. Mr. Bekker led the founding team of MIH Holdings in 1985 and Mr. Bekker has held a variety of positions within the MIH Holdings group of companies since that time. Mr. Bekker was CEO of MIH Holdings until 1997, when he became the managing director of Naspers. He is also currently the chairman of the board of directors of M-Web Holdings, and a director of MIH Holdings, SSIH, M-Net Ltd, and OpenTV Corp. Mr. Bekker is also a director of a number of South African print media companies and served as a director of NetHold from September 1995 to April 1997.

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

Stephan J.Z. Pacak joined us as a director in March 1996. Mr. Pacak was the chief financial officer of MIH Holdings from November 1993 to January 1998 and has held a variety of executive positions within the MIH Holdings group of companies. Mr. Pacak joined M-Net Limited in 1988 as chief financial officer. In addition to being a director of MIH Holdings, Mr. Pacak is also a director of Naspers, M-Net Ltd., M-Web Holdings, SSIH and a number of South African print media companies. Mr. Pacak also previously served as a director of MultiChoice Africa.

William J. Raduchel has been a director of MIH Limited since June 1999. Mr. Raduchel also serves as a director of OpenTV. Since September 1999, he has been the chief technology officer of America Online Inc. Prior to that, he was the chief strategy officer of Sun Microsystems, Inc. Before accepting that position in 1998, he was responsible for managing information systems and resources for Sun Microsystems and its associated companies. Mr. Raduchel joined Sun Microsystems in 1988 and was appointed as vice president of finance and chief financial officer. Prior to joining Sun Microsystems, Mr. Raduchel served as vice president for document systems in Xerox and also held various executive positions at Data Resources Inc., the Institute of Defense Analysis and Harvard University.

Roberto R. Romulo joined the board of MIH Limited in November 2000. Roberto is currently the Chairman of Equitable Card Network Incorporated, the dominant credit card company and largest electronic network in the Philippines. He is also the Chairman of Interpharma Investments Ltd, the holding company of the Zuellig Pharma related companies, which market and distribute Pharmaceutical products of multinational companies in the Asia-Pacific Region. In May 2000, he was appointed Chairman of Philam Insurance Inc. (the AIG subsidiary for non-life assurance). Roberto started his professional career as a trainee in the IBM Corporation in New York in 1965 where, over the following 25 years, he held various marketing and general management positions in New York, the Philippines and Thailand. From 1989-1992 he was appointed Philippine Ambassador to Belgium, Luxembourg and the European Communities until he was appointed Foreign Minister in 1992. In 1995, he returned to the private sector taking up board positions with the Philippine Long Distance Telephone Company and San Miguel Corporation. Roberto holds an AB in Political Science from Georgetown University and a Bachelor of Laws from Ateneo De Manila University. He was recently appointed to the "pro-bono" position of Senior Advisor on International Competitiveness to President Gloria Macapagal-Arroyo.

Allan M. Rosenzweig has been the group director-corporate finance since February 1996 and a director since October 1997. Mr. Rosenzweig currently serves as a director of M-Web Holdings, Mindport and OpenTV. Before joining us in 1996, Mr. Rosenzweig was the director of corporate finance of NetHold. In addition, Mr. Rosenzweig was previously the managing director of Intertax
(Pty) Ltd., an international tax consultancy firm. He also serves on the boards of other publicly traded companies like UTIW and Brait S.A.

Mark R. Sorour is director of investor relations. Mark was appointed to the board of MIHL as an alternate director in March 2001. He has been with the company for 6 years and in various capacities has been responsible for investor relations and business development. Mark is also Group General Manager of Corporate Finance. Prior to joining the Group, Mark was an investment banker with Hill Samuel and French bank Banque Indosuez. He previously held various positions in the audit and corporate finance division of PricewaterhouseCoopers Inc..

Jan W. Steenkamp has served as president and chief executive officer of OpenTV since August 1997 and as a director of OpenTV since May 1999 and now holds the position of chairman. From 1985 until he joined us in 1997, Mr. Steenkamp held a variety of management positions within the MIH Holdings group of companies. He was the commercial director of Irdeto Consultants, a Netherlands-based subsidiary of MIH Limited that develops digital conditional access and subscriber management systems. During his time at Irdeto, Mr. Steenkamp managed business and product development as Irdeto grew from 50 to 250 employees. While working at MIH Holdings, Mr. Steenkamp initiated the introduction of pay television in Greece, managed a project team to establish pay television in Italy and was active in the acquisition and development of the European NetHold operations in the Netherlands, Belgium, Finland, Sweden, Denmark and Norway.

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

Stephen F. Ward joined us on January 1, 2000 as a director and chief financial officer. Before joining us, Mr. Ward was a senior partner with PricewaterhouseCoopers in the Netherlands where during his thirteen years as a partner he was involved in advising multinational, publicly traded companies as well as serving in various management positions. Mr. Ward is a fellow of the Institute of Chartered Accountants in England and Wales and a Dutch Registered Accountant. Mr Ward also currently serves as a director of MIH Holdings and as an alternate director on both SSIH and M-Net Ltd..

The business address of our directors and officers is our registered office:
Abbott Building, Mount Street, Tortola, Road Town, British Virgin Islands.


6.B. COMPENSATION OF DIRECTORS AND OFFICERS

          The aggregate salary and related benefits compensation paid by us and our subsidiaries to the named directors and officers as a group during the fiscal year ending March 31, 2001, was approximately $2.73 million.

          The aggregate bonus compensation paid by us and our subsidiaries to the named directors and officers as a group during the fiscal year ending March 31, 2001 was approximately $1.94 million.

          The aggregate amount set aside by us and our subsidiaries to provide pension, retirement and similar benefits to the named directors and officers as a group during the fiscal year ending March 31, 2001 was approximately $0.2 million.

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

          Each offer sets forth the terms on which it may be accepted. The time period for acceptance is usually within 14 days from the date of the offer, and the maximum period which may be allowed for the payment of the purchase price is 5 years and 105 days from the effective date of the offer (where a baneficiary is a resident, for taxation purposes, in the Netherlands) or not later than 10 years after the effective date of the offer (in the case of all other beneficiaries). Under the Share Scheme, the purchase price is payable in three equal instalments which may not be paid before the third, fourth and fifth anniversaries, respectively, of the date on which the offer was made. The Trustees may, however, in their discretion allow earlier payment dates.

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

          Under the Plan, the administrator may grant to a participating director an initial stock option to purchase the number of Class A Ordinary Shares determined by the administrator. In any calendar year after the calendar year in which a participating director received an initial stock option, a stock option will be granted automatically to this participating director to purchase 25% of the initial stock option Class A Ordinary Shares.

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

          Our board of directors may amend the provisions of the Plan; however, any amendments, which would adversely affect the participating director's rights under any stock option previously granted under the Plan, would require the consent of the affected participating director.

6.C.  BOARD PRACTICES

DIRECTORS

          Pursuant to our Memorandum and Articles, our board of directors is classified into three classes of directors. The terms of the classes of directors will expire at the annual meetings of stockholders to be held in 2000, 2001 and 2002, respectively. Thereafter, the classes will be elected to staggered three-year terms. The following table lists the class within which each of our directors serves:

NAME                                               CLASS
----                                               -----
A. Andre Coetzee                                   2004

Stephan J.Z. Pacak                                 2004

Allan M. Rosenzweig                                2004

Stephen F. Ward                                    2004

Theunissen Vosloo                                  2002

Jacobus D.T. Stofberg                              2002

Johannes H.W. Hawinkels                            2002

Roberto R. Romulo                                  2002

Jacobus P. Bekker                                  2003

Jan W. Steenkamp                                   2003

J. James Volkwyn                                   2003

William J. Raduchel                                2003

          All of our directors are entitled to 3 months' notice of termination. Upon termination, the Company is required to settle all outstanding annual vacation days, and to settle any accrued earned bonus payments.

BOARD COMMITTEES

          Our board of directors has a Compensation Committee and an Audit Committee.

Compensation Committee

          The Compensation Committee comprises Messrs. Bekker and Vosloo. The Compensation Committee has the authority to review and approve general policy matters relating to compensation and benefit arrangements of employees and officers of the company (including cash compensation arrangements for the chief executive officer and his direct reports as well as bonus and other non-share incentive plans applicable to officers and employees of the company) and reviews and recommends to the board of directors the share incentive plans and arrangements to be established for all of the employees and officers of the company (including the chief executive officer and his direct reports). The Compensation Committee reviews and approves all cash compensation arrangements for the chief executive officer and administers the MIH Limited Share Trust and reviews and approves specific option/share grants to all employees of the company (including the chief executive officer and his direct reports).

Audit Committee

          The primary function of the Audit Committee, which comprises Messrs. Bekker, Pacak and Raduchel, is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting progress generally. Consistent with this function, the Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

     o Serve as an independent and objective party to the Company's financial reporting process and internal control system.

     o Review and appraise the audit efforts of the Company's independent accountants and internal auditing department.

     o Provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the Board.

          To fulfil its responsibilities and duties the Audit Committee reviews the organisation's annual financial statements and any reports or other financial information submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the independent accountants and any press releases relating to financial matters. Furthermore, it reviews the regular internal reports to management prepared by the internal auditing department and management's response thereto. The Audit Committee reviews with financial management and the independent accountants the Company's annual report on Form 20-F under the US Securities Exchange Act of 1934, as well as any press release containing interim results that is filed under cover of a Form 6-K under such Act, in each case prior to its filing or prior to the release of earnings. The Audit Committee recommends to the Board the selection of the independent accountants, considering independence and effectiveness and approves the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee reviews and discusses with the independent accountants all significant relationships the independent accountants have with the Company to determine the accountants' independence and, accordingly, the Committee requests from the independent accountants annually a formal written statement delineating all relationships between the independent accountant and the Company consistent with Independence Standards Board Standard Number 1; discusses with the independent accountants any such disclosed relationships and their impact on the independent accountants' independence; and recommends that the Board take appropriate action to oversee the independence of the independent accountants. The Audit Committee reviews the performance of the independent accountants and approves any proposed discharge of the independent accountants when circumstances warrant and periodically consults with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organisation's financial statements.

          In consultation with the independent accountants and the internal auditors, the Audit Committee reviews the integrity of the organization's financial reporting processes, both internal and external and considers the independent accountants' judgements about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting. The Audit Committee shall consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the. independent accountants, management, or the internal auditing department.

          The Audit Committee establishes regular and separate systems of reporting to the Committee by each of management, the independent accountants and the internal auditors regarding any significant judgements made in management's preparation of the financial statements and the view of each as to appropriateness of such judgements. Following completion of the annual audit, it reviews separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information. The Audit Committee reviews any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements. The Audit Committee reviews with the independent accountants, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

6.D. EMPLOYEES

          At March 31, 2001, we had 3,305 employees, of which 1,360 are employed by MultiChoice Africa, 352 by NetMed, 527 by Mindport and 474 by OpenTV. The remainder are in our MIH corporate offices in the Netherlands, South Africa, Hong Kong, China, Indonesia and Thailand. We believe our labour relations are satisfactory.

6.E. SHARE OWNERSHIP

          As of March 31, 2001 none of the directors or members of management on an individual basis had more than 1% of any class of shares or vested options.

          The Compensation Committee of our board of directors has determined that it will periodically award and grant options to purchase shares of our Class A Ordinary Shares to directors and members of management under the MIH Limited Share Scheme. The exercise price represents the fair value of the shares on the date of the Compensation Committee's determination, which is generally the date the options are awarded. The options expire if they are not exercised within five years and one hundred and five days from the option date. As of March 31, 2001, the following options had been awarded and granted to directors and members of management under the MIH Limited Share Scheme:

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

          - On October 4, 1999, options which expire on January 18, 2005, to purchase an aggregate of 176,190 Class A Ordinary Shares were awarded and granted at an exercise price of $29.375 per share;

          - On January 4, 2000, options which expire on April 19, 2005, to purchase an aggregate of 8,820 Class A Ordinary Shares were awarded and granted at an exercise price of $52.375 per share; and

          - On March 7, 2000, options which expire on June 20, 2005, to purchase an aggregate of 48,810 Class A Ordinary Shares were awarded and granted at an exercise price of $71.50 per share.

          - On April 1, 2000, options which expire on July 15, 2005, to purchase an aggregate of 12,500 Class A Ordinary Shares were awarded and granted at an exercise price of $61.00 per share.

          - On June 2, 2000, options which expire on September 16, 2005, to purchase an aggregate of 200,113 Class A Ordinary Shares were awarded and granted at an exercise price of $34.875 per share.

          - On July 12, 2000, options which expire on October 26, 2005, to purchase an aggregate of 31,815 Class A Ordinary shares were awarded and granted at an exercise of $28.875 per share.

          - On August 14, 2000, options which expire on November 28, 2005, to purchase an aggregate of 50,000 Class A Ordinary shares were awarded and granted at an exercise price of $30.00 per share.

          - On October 2, 2000, options which expire on January 16, 2006, to purchase an aggregate of 25, 000 Class A Ordinary Shares were awarded and granted at an exercise price of $30.62 per share.

          - On January 11, 2001, options which expire on April 27, 2006, to purchase an aggregate of 709,965 Class A Ordinary Shares were awarded and granted at an exercise price of $12.625 per share.

          As of August 31, 2001 our directors and members of management had outstanding options to purchase an aggregate of 2,751,715 Class A Ordinary Shares.

         See "-- 6.B. Compensation -- Share Scheme" for a description of arrangements for involving our employees in the capital of the company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


7.A. MAJOR SHAREHOLDERS

PRINCIPAL STOCKHOLDERS.

          The following table sets forth as of August 31, 2001, certain information with respect to the beneficial ownership of each class of our voting securities by (1) each person who is known to us to be the beneficial owner of more than 5% of any class of our voting securities and (2) all directors and executive officers as a group.

                                            CLASS A                          CLASS B
                                        ORDINARY SHARES                  ORDINARY SHARES
                                  ----------------------------    ------------------------------
                                                                                                     TOTAL
                                                   PERCENTAGE                       PERCENTAGE       VOTING
IDENTITY OF PERSON OR GROUP          NUMBER         OF CLASS         NUMBER          OF CLASS        RIGHTS
                                 -------------    -----------    --------------    ------------    ----------
Naspers Limited                      2,003,334          7.05%     30,787,319(1)          100.0%      8.12%(2)
MIH Holdings Limited(3)                      -              -        30,787,319           100.0          76.4
SuperSport International             3,253,222          11.44                 -               -          2.69
Holdings Limited
Thomson Consumer Electronics,        2,581,775           9.08                 -               -          2.14
Inc.
Johnnies Industrial Corporation   2,191,125(5)           7.71                 -               -          1.81
Limited(4)
MIH Limited Share Trust(6)           2,944,415          10.35                 -               -      2.44 (7)

         (1) All of these shares are held by MIH (BVI) Limited, a wholly owned subsidiary of MIH Holdings Limited. Because Naspers Limited owns a majority of the voting securities of MIH Holdings Limited, it could be deemed to be a beneficial owner of these shares.

         (2) The 2,003,334 Class A Ordinary Shares directly owned by Naspers Limited represent 1.66% of the total voting rights and the 30,787,319 Class B Ordinary Shares that Naspers Limited could be deemed to beneficially own represent 76.46% of the total voting rights.

         (3) All shares indicated as being beneficially owned by MIH Holdings Limited are held by MIH (BVI) Limited, a wholly owned subsidiary of MIH Holdings Limited.

         (4) Shares are held through a wholly owned subsidiary.

         (5) Prior to March 31, 2000, Johnnic (IOM) ("Johnnic") owned 4,194,459 Class A Ordinary Shares. In two recent transactions, Naspers Limited purchased a total of 2,003,334 Class A Ordinary Shares from Johnnic for an aggregate purchase price of $146.9 million (representing an average purchase price of $73.33 per share).

         (6) Holds shares that are issuable pursuant to the exercise of options granted under the MIH Limited Share Scheme.

         (7) Until the shares have been delivered to an employee upon the exercise of an option, voting rights with respect to shares held by the MIH Limited Share Trust are vested in the trustees of the Share Trust.

There were no significant changes in the percentage ownership held by any major shareholders during the past three years.

          As of June 15, 2001, the company had approximately 35 participants on record of an aggregate of approximately 58.2 million shares of Class A and Class B ordinary shares outstanding. As of June 15, 2001, and as far as it has been practicable for us to ascertain, there were an estimated 15 beneficial U.S. holders of the Class A Ordinary Shares. As of June 15, 2001, to the Company's knowledge approximately 16% of the total outstanding Class A and Class B ordinary shares was held by persons in the United States.

7.B. RELATED PARTY TRANSACTIONS

CHANNEL DISTRIBUTION ARRANGEMENTS

          Pursuant to channel distribution agreements between MultiChoice Africa and M-Net Ltd., we have the right to distribute the M-Net channels by analog and digital distribution systems, and to license the reception of the M-Net channels by terrestrial analog and digital satellite distribution systems. M-Net Ltd. provides the M-Net and Movie Magic channels and has the exclusive rights to the South African and Sub-Saharan pay-television broadcast of movies from major movie studios, including Disney, Warner Brothers, Columbia Tristar/Sony, Fox, MCA/Universal, Paramount, MGM and DreamWorks. The M-Net Channel Distribution Agreements expire in 2005 (digital) and 2002 (analog). Pursuant to the M-Net channel distribution agreements, MultiChoice Africa pays M-Net Ltd. fees based on subscriber numbers. During the fiscal year ended March 31, 2001, these amounts totalled approximately $88.3 million and for the fiscal year ended March 31, 2000, these amounts totalled approximately $86.9 million.

          Through the M-Net channel distribution agreements, we also have the right to distribute the sports channels which are produced by SSIH. SSIH has obtained the exclusive rights to broadcast the South African cricket and rugby leagues along with major international cricket and rugby events, two of the most popular sports in South Africa. Pursuant to the M-Net channel distribution agreements, MultiChoice Africa pays SSIH fees based on subscriber numbers. During the fiscal year ended March 31, 2001, these amounts totalled approximately $75.3 million and during the fiscal year ended March 31, 2000, these amounts totalled approximately $74.1 million.

          The M-Net channel distribution agreements are disclosed because MultiChoice Africa is a subsidiary of MIH Limited. SSIH is a shareholder of MIH Limited.

TRANSMISSION ARRANGEMENTS

          Through certain of our subsidiaries and joint ventures, we have various arrangements with Orbicom pursuant to which our subsidiaries receive certain rights and services, including transponder leasing (C-band and Ku-band capacity), terrestrial and satellite signal distribution, maintenance of transmitter networks and backhaul and uplink services. The Orbicom arrangements expire at various times. Pursuant to the Orbicom arrangements, we pay Orbicom fixed monthly fees for leasing arrangements and variable fees for maintenance services. During the fiscal year ended March 31, 1999 these amounts totalled approximately $28.8 million.

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

ACQUISITION OF SHARES IN M-WEB HOLDINGS

          We acquired a 7.8% interest in M-Web Holdings for a cash consideration of $16.5 million in August 1999. On September 30, 1999, we acquired an additional 3.4% interest in M-Web Holdings in exchange for our interest in shares of M-Cell Limited. In February and March 2000, we acquired an additional 5.4% interest in M-Web Holdings, bringing our total interest up to 15.8%. The company increased its holding during the current year to 22.28% for a cash consideration of $6.6 million. For a more complete description of these transactions, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

          The acquisition of shares in M-Web Holdings is disclosed because MIH Investments presently owns more than 50% of the issued shares in MIH Holdings and more than 45% of the issued shares in M-Web Holdings.

ITEM 8. FINANCIAL INFORMATION

8.A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See Item 18 for our financial statements.

LEGAL PROCEEDINGS

          From time to time, we and our local partners in Greece have experienced objections by local communities to the establishment or continued presence of transmission sites in these communities. These matters have generally been resolved in the ordinary course of business.

          On May 30, 2000 Teletypos SA ("Teletypos") offered to sell to the Myriad Development BV ("Myriad") and to Lumiere Television Limited ("LTV") all of Teletypos' shares (the "Shares") in MultiChoice Hellas SA ("MultiChoice"). Myriad and LTV accepted Teletypos' offer but, thereafter, Teletypos refused to transfer the Shares to Myriad and LTV. This dispute between Myriad and LTV on the one hand and Teletypos on the other hand relating to the acceptance by Myriad and LTV of Teletypos's offer to sell the Shares to Myriad and LTV and the subsequent refusal by Teletypos to transfer the Shares (the "Dispute") was referred to the chief executive officers of Myriad, LTV and Teletypos ("Chief Executive Officers") on June 12, 2000 in accordance with clause 14.2 of the Investment and Shareholders Agreement dated June 20, 1994 between Myriad, LTV and Teletypos (the "Shareholders Agreement"). The Chief Executive Officers were not able to resolve the Dispute and Teletypos continued to refuse to transfer the Shares to Myriad and LTV within the time period referred to in clause 14.2 of the Shareholders Agreement. Accordingly, Myriad and LTV, acting under clause 14.3 of the Shareholders Agreement, referred the Dispute for determination by arbitration in London in accordance with the Rules of the London Court of International Arbitration. Myriad and LTV have requested: declaratory relief: (that binding agreements were concluded by Teletypos with Myriad and LTV for the sale of the Shares); injunctive relief including an order that Teletypos transfer the Shares to Myriad and LTV and take such steps as may be necessary to enable such transfer; damages in an amount to be quantified; interest; costs; and such additional specific or other relief as may be just. Initially Teletypos raised objections to the authority of the arbitral tribunal to determine the Dispute. These objections were dismissed by the tribunal and the matter will be heard by the tribunal in 2002.

          Pace Micro Technology Plc ("Pace") has instituted an action against MultiChoice Africa, Orbicom, Irdeto Access BV ("Irdeto") and J James Volkwyn in the High Court of South Africa (Transvaal Provincial division). The action consists of a total claim for loss and damages of US$19,3 million, alternatively $ 6.7 million, plus interest at an annual rate of 15.5% arising out of an alleged conspiracy between M-Net, MultiChoice Limited (now MIH Holdings Limited), MultiChoice Africa, Orbicom and Irdeto, inter alia: (i) to exploit the monopoly which they enjoy in the business of digital pay television in Africa; (ii) together with Jim Volkwyn, to intentionally misrepresent the quality of Pace's products and pricing policies; and (iii) to set unfair and manipulative pre-conditions, all to the detriment of Pace. Now that we have read Pace's Particulars of claim our view is still that their claims are unfounded. Accordingly, after a thorough review of the claim and the facts surrounding it, we have filed a notice of exception to Pace's particulars of claim on the ground that they are vague and embarrassing, and on the ground that they lack averments which are necessary to sustain an action or cause of action. The exception was argued on August 28, 2001 and we are awaiting the decision of the court.

          A class action law suit has been filed in the Federal court in New York alleging various violations by OpenTV and others of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with OpenTV's initial public offer ("IPO") in 1999. The complaint alleges that the IPO prospectus was materially false and misleading because it failed to disclose, among other things, that --

          (a) Merrill Lynch solicited and received excessive and undisclosed commissions from certain investors in exchange for which Merrill Lynch allocated to those investors material portions of the restricted number of OpenTV IPO shares; and

          (b) Merrill Lynch entered into agreements with customers whereby Merrill Lynch agreed to allocate OpenTV IPO shares to those customers in exchange for which the customers agreed to purchase additional OpenTV shares in the aftermath at pre-determined prices.

DIVIDEND POLICY

          We anticipate that all our earnings, if any, in the foreseeable future will be retained to finance our continued growth and expansions, and we have no current intention to pay cash dividends on our ordinary shares. The decision to pay dividends is within the discretion of our board of directors and will be dependent upon, among other factors, our results of operations, financial condition, capital requirements, restrictions imposed by our financing arrangements and legal requirements.

8.B. SIGNIFICANT CHANGES

          Subsequent to year-end the Group acquired for US$32 million a 46.5% stake in QQ, the most pervasive instant-messaging platform in China, from IDG Technology Venture Investment, Inc., IDG Technology Venture Investments LP, Millenium Vocal Limited and various private shareholders. Instant-messaging has become an important communications tool worldwide. QQ is currently the leading instant-messaging service, with 18 million active customers, representing 95% of the market.

          Subsequent to year-end OpenTV acquired, for a consideration of US$59 million, all the outstanding shares of Static 2358 Limited, a leading iTV software development and entertainment company and creator of Playjam, the world's most successful iTV entertainment and games channel.

          Subsequent to year-end the Group reduced its interest in AEK FC SA to a direct holding of 15%.

ITEM 9. THE OFFER AND LISTING

9.A. LISTING DETAILS

PRICE RANGE OF OUR ORDINARY SHARES

          Prior to April 13, 1999, there was no public market for our Class A Ordinary Shares. Since our initial public offering on April 13, 1999, our Class A Ordinary Shares have traded on the Nasdaq National Market and the Euronext Amsterdam Stock Exchange under the symbol "MIHL". The following table sets forth the range of the high and low closing sales prices of our Class A Ordinary Shares on the Nasdaq National Market and the Euronext Amsterdam Stock Exchange for the periods indicated:

                                                              NASDAQ                       AMSTERDAM
                                                     -------------------------    ----------------------------
                                                        HIGH           LOW           HIGH             LOW
                                                     ------------    ---------    ------------    ------------
FISCAL YEAR ENDED MARCH 31, 2000
First quarter (from April 13, 1999)                    $30.88         $18.31        $30.25          $18.25
Second quarter                                         $30.38         $24.63        $30.00          $25.50
Third quarter                                          $69.25         $28.88        $70.00          $30.25



Fourth quarter                                         $89.00         $52.38        $95.00          $55.00

FISCAL YEAR ENDED MARCH 31, 2001

First quarter                                          $66.37         $27.25        $70.00          $28.00
Second quarter                                         $39.00         $29.50        $35.00          $29.00
Third quarter                                          $32.50         $23.00        $30.00          $14.00
Fourth quarter                                         $18.00         $14.50        $17.50          $12.00

MONTH

April 2001                                             $13.75         $10.75        $13.00          $11.00
May 2001                                               $13.39         $11.19        $12.00          $11.50
June 2001                                              $14.40         $12.45        $12.00          $12.00
July 2001                                              $14.50         $12.00        $12.00          $12.00
August 2001                                            $12.50         $10.45        $12.00          $11.00
September 1 through September 27, 2001                  $7.56         $11.15        $11.00           $8.00


9.C. MARKETS

         See "-- 9.A. Listing Details" above.


ITEM 10. ADDITIONAL INFORMATION

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

          We incorporate by reference the information called for by Item 10.B set forth under "Description of Capital Stock" in our Registration Statement on Form F-1 (Registration Number 333-32736) filed on April 18, 2000. Set forth below is additional information called for by Item 10.B:

          The Company is registered as an international business company #47572 in the Register of Companies of the British Virgin Islands.

          Clause 4 of the Memorandum of Association of the Company contains the following objects and powers:

          4.1 The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

             4.2  The Company may not -

                  4.2.1. carry on business with persons resident in the
                         British Virgin Islands;

                  4.2.2. own an interest in real property situate in the
                         British Virgin Islands, other than a lease referred to in clause 4.3.5;

                  4.2.3. carry on banking or trust business, unless it is
                         licensed to do so under the Banks and Trust Companies Act, 1990;

                  4.2.4. carry on business as an insurance or reinsurance
                         company, insurance agent or insurance broker, unless it is licensed under an enactment authorising it to carry on that business;


                  4.2.5. carry on the business of company management, unless it is licensed under the Company Management Act, 1990; or


                  4.2.6. carry on the business of providing the registered
                         office or the registered agent for companies incorporated in the British Virgin Islands.


     4.3 For the purposes of clause 4.2.1, the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if -

                  4.3.1. it makes or maintains deposits with a person
                         carrying on banking business within the British Virgin Islands;


                  4.3.2. it makes or maintains professional contact with
                         solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;


                  4.3.3. it prepares or maintains books and records within
                         the British Virgin Islands;


                  4.3.4. it holds, within the British Virgin Islands,
                         meetings of its directors or shareholders;


                  4.3.5. it holds a lease of property for use as an office
                         from which to communicate with shareholders or where books and records of the Company are prepared or maintained;


                  4.3.6. it holds shares, debt obligations or other
                         securities in a company incorporated under the International Business Companies Act or under the Companies Act; or


                  4.3.7. shares, debt obligations or other securities in the
                         Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.

         4.4 The Company shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the Company.

          Regulation 108 of the Company's Articles of Association provides that subject to the provisions of the International Business Companies Act (the "IBCA") and provided that he or she has disclosed the nature and extent of any material interest, by a general notice to the directors of the Company specifying the same, a director may be party to any proposal, arrangement or contract with the Company or in which the Company is interested or be a director or other officer of any company promoted by the Company and shall not be accountable to the Company for any benefit derived from such association - provided that an interest of which the director has no knowledge or cannot reasonably be expected to have knowledge, shall not be attributable to the director.

          The IBCA requires, however, that any such proposal, arrangement or contract be approved or ratified by resolution of directors of the Company which has been approved without counting the vote of the director so interested or by the unanimous consent of the disinterested directors where the votes of such disinterested directors are insufficient to approve a resolution of directors. Alternatively, the director's interest in the proposal, arrangement or contract must be disclosed to or known by the shareholders of the Company, who must approve or ratify the transaction by resolution.

          If, however, such proposal, arrangement or contract was, at the time it was authorised, unfairly prejudicial to one or more shareholders, who did not vote in favour of the resolution authorising or ratifying it or to the creditors of the Company, the proposal, arrangement or contract would be invalid.

          By regulation 98 of the Company's Articles of Association the directors must obtain "the prior or subsequent approval" of shareholders, in order to vote compensation to themselves or any members of their body. However, a duly appointed managing director may receive additional remuneration authorised by the vote of a quorum of disinterested directors.

          Regulation 91 of the Company's Articles of Association empowers the directors, by resolution, to exercise all of the powers of the Company to borrow money and to give security to support such borrowing. The borrowing powers so given may only be varied by an amendment of the empowering Regulation by affirmative vote of either a simple majority of directors or a simple majority of shareholders at a properly convened and constituted meeting of each body or by a resolution consented to in writing by a 66 2/3% majority of directors.

          The Company's Articles of Association provides at Regulation 76 that directors shall be retired at the next annual meeting of shareholders following the directors' election. Special considerations apply to directors who were elected prior to the annual meeting of shareholders which occurred in 1999, by which the then incumbent directors were treated as classes with staggering retirement times occurring on the next three successive annual meetings of shareholders. All successors to each such class of directors should be elected for a further term expiring at the third succeeding annual meeting of shareholders. There is no specified age limit for a director.

          Regulation 75 provides that any shareholding qualification for directors may be fixed or varied by a resolution of shareholders, but if none is so fixed no share qualification is required.

          Annual general meetings and extraordinary general meetings are convoked by the directors who, by resolution, fix the time, date and place of the meeting. Special meetings of holders of Ordinary Shares may also be convoked in this manner. All meetings of shareholders must be called on not less than 10 days' notice sent to all shareholders recorded in the share register who, at the date of the notice, are entitled to vote on the particular matter to be voted on at the meeting. The directors may fix the date of notice of the meeting as the record date for determining which shareholders are entitled to vote thereat.


          A meeting may also be convoked on short notice if


          (a) agreed upon by 90% of the shareholders entitled to vote or, where voting is to be by class, 90% of the class of shareholders entitled to vote together with 90% or more of the remaining votes or

          (b) all shareholders entitled to vote waive notice of the meeting. Presence at the meeting constitutes waiver.



Inadvertent failure to give notice or non receipt of notice by a shareholder does not, however, invalidate the meeting.

          Meetings may be attended by shareholders or their duly appointed proxies. Evidence of appointment of proxy must be produced at the place appointed for the meeting before the commencement of the meeting. Any or all joint holders of shares may attend a meeting but only one holder may vote on behalf of all or, otherwise, they must all vote as one shareholder. Shareholders may also participate at meetings by telephone or other electronic means where all shareholders are able to hear each other.

          Shareholders' meetings are duly constituted if at the commencement and throughout the meeting at least 50% of the shareholders entitled to vote on the issue are present. The meeting must stand adjourned to the next business day if after two hours after the time scheduled for commencement there is no quorum present. If at the adjourned meeting, an hour after the scheduled time of commencement, there are at present at least one-third of the votes entitled to vote on the issue, such one-third shall constitute a quorum for that meeting.

          Directors of the Company may attend and speak at any meeting of shareholders or classes of shareholders.

The provisions relating to capital contained in the Memorandum and Articles of Association of the Company substantially mirror the provision relating thereto contained in the IBCA.


10.C. MATERIAL CONTRACTS

MIH Limited Shareholders Agreement

          The Shareholders' Agreement dated June 22, 1993 among Johannesburg Consolidated Investment Company, Limited, JCI (Isle of Man) Limited, Electronic Media Network Limited, M-Net (BVI) Limited and M-Net International Holdings Limited, as amended, is an agreement among certain of our major shareholders in which they agree to certain pre-emptive rights with respect to transfers of shares held by them and not to compete against each other.

UBC Joint Venture

          The Shareholders' Agreement dated February 16, 1998, among Telecom Holding Company Limited, Shinawatra Computer and Communications Public Company Limited, MIH Limited and International Broadcasting Corporation Public Company Limited, as supplemented by the Supplementary Shareholders' Agreement dated May 20, 1998 and as amended by the Amendment to Shareholders' Agreement dated September 25, 1998, governs the joint venture arrangement under which UBC operates. These agreements establish corporate governance procedures, provide for the financing of UBC, grant us certain management rights, including the right to appoint the chief operating officer, and set forth other terms of the UBC joint venture. The agreements impose certain restrictions on our ability to transfer our interest in UBC.

Channel Distribution Agreements

          Please see "Item 7. Major Shareholder and Related Party Transactions -- 7.B. Related Party Transactions -- Channel Distribution Agreements" for a summary of the Channel Distribution Agreement dated June 18, 1998, between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited, and the Analogue Agreement dated March 31, 1995, between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.

SpyGlass Merger Agreement

          The Agreement and Plan of Merger and Reorganization dated March 26, 2000 among OpenTV Corp., Sonnet Acquisition Corp.and SpyGlass, Inc. governed the terms of OpenTV's acquisition of SpyGlass, Inc. Under the terms of the agreement, OpenTV acquired all of SpyGlass's outstanding stock in a tax-free, stock-for-stock transaction. SpyGlass stockholders received 0.7236 OpenTV Class A Ordinary Shares in exchange for each share of SpyGlass common stock. The cost of the acquisition was approximately $2.1 billion.

ABSA Bank Loan Facilities Agreement

          The Amendment Agreement dated March 30, 2001, among MIH Limited, Villiers Securities Limited and ABSA Bank Limited, in respect of the Facilities Agreement dated December 10, 1999, between MIH Limited and ABSA Bank, as amended by a Side Letter, dated April 20, 2000, between ABSA Bank Limited, MIH Limited and Villiers Securities Limited, sets forth the arrangements under with ABSA Bank Limited provides us with loan facilities in aggregate principal amount of up to US$115,000,000. The facilities include a US$100,000,000 revolving loan facility and a US$15,000,000 multi-currency guarantee facility. The loan facilities are available until March 30, 2004. Amounts drawn under the loan facilities bear interest at a rate per annum equal to 2% plus the London interbank market rate. Certain of our subsidiaries have guaranteed the loan facilities. Our obligations and those of such guarantors under the loan facilities are secured by equity interests in, and debt we hold of, certain of our subsidiaries.

NetMed Share Subscription Agreement

          The Share Subscription Agreement dated August 11, 2000, among Myriad International Holdings BV, Global Capital Investors II LP and NetMed BV, sets forth the terms of the transaction under which Global Capital Investors II LP, an investment fund managed by Global Finance SA, acquired its minority interest in NetMed NV. As a result of this transaction, and certain other transactions which preceded the closing, we increased our interest in the issued shares in the capital of NetMed NV from 52% to 88.6% and Global Capital Investors II LP became the new minority interest holder with 11.4%.


10.D. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

          There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest, or other payments to non-resident holders of the Company's securities. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote the Class A Ordinary Shares.

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

10.E. TAX

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

10. H. DOCUMENTS ON DISPLAY

          The documents that are exhibits to this annual report may be obtained through the Securities and Exchange Commission on its web site or may be read at its public reference facilities.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

INTEREST RATE SENSITIVITY

          We generally do not undertake any specific actions to cover our exposure to interest rate risk and at March 31, 2001, we were not party to any interest rate risk management transactions. At March 31, 2001, our assets only included certain short-term fixed or variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates as a result of their short-term nature and variable interest rates, respectively. At March 31, 2001, the fair value of our U.S. dollar-denominated capital lease liabilities was estimated at $229.3 million. Assuming an increase of 1.5 percentage points on the weighted average interest rate, the fair value of the capital lease liabilities would be approximately $12.8 million lower than the fair value at March 31, 2001. A similar increase in the interest rate on other long-term debt has no material impact on the fair value.

          The company's portfolio of equity securities included a minority equity investment in a United Kingdom company, which is traded on the London and EASDAQ stock exchanges. In connection with this investment the company recognized a loss of $27.9 million of which $19.1 million is unrealized (included in "Loss on marketable securities" in the consolidated Statement of Operations). Subsequent to year-end the company has liquidated its entire investment in this company. The company's portfolio of equity securities also included investment in a number of privately held companies, many of which can still be considered to be in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development may never materialize. During fiscal 2001 the Company wrote of $15 million (included in "Loss on marketable securities" in the consolidated Statement of Operations) in respect of such investments.

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

          A number of our subsidiaries use foreign currency forward exchange contracts, which typically expire within one year, to hedge a substantial portion of their currency risks arising from payments of foreign currencies related to the purchase of goods and services in currencies other than their functional currency. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions are included in earnings. Our subsidiaries and we had foreign exchange forward contracts on hand at March 31, 2001, hedging South African rand and Greek drachma against the U.S. dollar. We do not currently hold or issue derivative financial or interest rate instruments for trading purposes, but intend to continue to use forward exchange contracts to limit our exposure to expected depreciation of some of our functional currencies relative to foreign currencies in which we incur a significant portion of our cost.

          Our forward exchange contracts are primarily to hedge the South African rand and Greek drachma against the U.S. dollar. During the year ended March 31, 2001, the value of the U.S. dollar increased against the South African rand by approximately 22.34% and the Greek drachma by approximately 12.07%. The cost of our foreign currency commitments was approximately $4.8 million more during this period as a result of forward currency contracts entered into, measured as the difference between the spot rate and the contract rate at the contract due date.

          During the year ended March 31, 2000, the value of the U.S. dollar increased against the South African rand by approximately 5.9% and the Greek drachma by approximately 7.9%. The cost of our foreign currency commitments was approximately $2 million more during this period as a result of forward currency contracts entered into, measured as the difference between the spot rate and the contract rate at the contract due date.

          At March 31, 2001, our net monetary liability position in U.S. dollars subject to risk of foreign currency exchange rate fluctuations amounted to $129 million. The exposure amount primarily reflects U.S. dollar-denominated debt relating to capital lease commitments and program and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result from a hypothetical appreciation of 10% of the U.S. dollar, European currency unit and Netherlands guilder against the South African rand and Greek drachma is estimated to be $14.9 million. Our exposure to other changes in currencies other than the U.S. dollar would not be material.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS,  DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

          See "Index to Financial Statements" on page F-1 for a list of the financial statements and reports thereon by independent public accountants which are hereby incorporated by reference.

ITEM 19. EXHIBITS

Exhibit No.         Description

1.1                 Memorandum of Association of MIH Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 3.1 to the Company's registration statement on Form F-1 (No. 333-74227).

1.2                 Articles of Association of MIH Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 3.2 to the Company's registration statement on Form F-1 (No. 333-74227).

3.1 Voting Pool Agreement dated March 17, 2000 between Naspers Limited and MIH Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.14 to the Company's registration statement on Form F-1 (No. 333-32736).

4.1 Shareholders' Agreement dated June 22, 1993 among Johannesburg Consolidated Investment Company, Limited, JCI (Isle of Man) Limited, Electronic Media Network Limited, M-Net (BVI) Limited and M-Net International Holdings Limited, as amended.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.12 to the Company's registration statement on Form F-1 (No. 333-74227).

4.2 * Shareholders' Agreement dated February 16, 1998 among Telecom Holding Company Limited, Shinawatra Computer and Communications Public Company Limited, MIH Limited and International Broadcasting Corporation Public Company Limited, as supplemented by the Supplementary Shareholders' Agreement dated May 20, 1998 and as amended by the Amendment to Shareholders' Agreement dated September 25, 1998.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.3 to the Company's registration statement on Form F-1 (No. 333-74227).

4.3 * Channel Distribution Agreement dated June 18, 1998 between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.6 to the Company's registration statement on Form F-1 (No. 333-74227).

4.4 * Analogue Agreement dated March 31, 1995 between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.7 to the Company's registration statement on Form F-1 (No. 333-74227).

4.5 Agreement and Plan of Merger and Reorganization dated March 26, 2000 among OpenTV Corp., Sonnet Acquisition Corp.and SpyGlass, Inc.

                    Incorporated by reference to the exhibit previously filed as exhibit 2.1 to the Company's registration statement on Form F-1 (No. 333-32736).

4.6 * Amendment Agreement dated March 30, 2001, among MIH Limited, Villiers Securities Limited and ABSA Bank Limited, in respect of the Facilities Agreement dated December 10, 1999, between MIH Limited and ABSA Bank, as amended by a Side Letter, dated April 20, 2000, between ABSA Bank Limited, MIH Limited and Villiers Securities Limited.

                    Filed herewith.

4.7 Share Subscription Agreement dated August 11, 2000, among Myriad International Holdings BV, Global Capital Investors II LP and NetMed BV.

                    Filed herewith.

8                   Certain MIH Limited Subsidiary Companies.

                    Filed herewith.

* Indicates that portions of the exhibit have been omitted pursuant to a request for confidential treatment and that such portions have been filed separately with the Securities and Exchange Commission.

                                  SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         MIH LIMITED


                                         By: /s/ Jacobus D.T. Stofberg
                                             ------------------------------
                                             Name:  Jacobus D.T. Stofberg
                                             Title: Chief Executive Officer


                                         By: /s/ Stephen F. Ward
                                             ------------------------------
                                             Name:  Stephen F. Ward
                                             Title: Chief Financial Officer



Date: October 1, 2001

                       INDEX TO FINANCIAL STATEMENTS

MIH LIMITED AND SUBSIDIARIES                                              PAGE
CONSOLIDATED FINANCIAL STATEMENTS

Report of the Independent Accountants......................................F-2
Consolidated Balance Sheets as of March 31, 2001 and 2000..................F-3
Consolidated Statements of Operations for the years
     ended March 31, 2001, 2000 and 1999...................................F-4
Consolidated Statements of Cash Flow for the years
     ended March 31, 2001, 2000 and 1999...................................F-5
Consolidated Statement of Changes in Shareholders' Equity for
     the years ended March 31, 2001, 2000 and 1999.........................F-6
Notes to the Consolidated Financial Statements.............................F-7

UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants.........................................F-57
Consolidated Balance Sheets as of December 31, 2000 and 1999..............F-58
Consolidated Statements of Operations for the years
     ended December 31, 2000, 1999 and 1998...............................F-59
Consolidated Statements of Cash Flow for the years
     ended December  31, 2000, 1999 and 1998..............................F-60
Consolidated Statements of Changes in Shareholders'
     Equity for the years ended December 31, 2000, 1999 and 1998..........F-61
Notes to the Consolidated Financial Statements............................F-62

REPORT OF THE INDEPENDENT ACCOUNTANTS
TO THE DIRECTORS AND SHAREHOLDERS OF MIH LIMITED

We have audited the accompanying consolidated balance sheets of MIH Limited and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, cash flow and changes in shareholders' equity for each of the three years in the period ended March 31, 2001. These consolidated financial statements are the responsibility of MIH Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIH Limited and subsidiaries as of March 31, 2001 and 2000, and the consolidated results of their operations, cash flow and changes in shareholders' equity for each of the three years in the period ended March 31, 2001, in conformity with International Accounting Standards.

As described in note 2(x), the accompanying Consolidated Balance Sheet as of March 31, 2000 has been restated to reflect a change in the method of accounting for program and film rights.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results for each of the three years in the period ended March 31, 2001 and shareholders' equity as of March 2001 and 2000 to the extent summarized in Note 38 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS INC.
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
Republic of South Africa
July 4, 2001

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2001 AND 2000


(in thousands of US dollars)                                               NOTES             2001         2000
                                ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                         $    329,686  $   180,009
   Short-term marketable debt and equity securities                            4           59,391      104,584
   Accounts receivable, net                                                    5           62,639       59,642
   Other receivables                                                           6           52,143       39,928
   Program and film rights                                                     7           34,412       28,372
   Amounts owing by related parties                                           16              957           85
   Inventories, net                                                            8           22,886       17,222
                                                                                     ------------  -----------
       Total current assets                                                               562,114      429,842
                                                                                     ------------  -----------
NON-CURRENT ASSETS
   Property and equipment, net                                                10          266,956      213,853
   Intangible assets, net                                                     11          938,898      206,884
   Equity accounted investments                                               13           42,684       69,875
   Long-term private equity investments                                                    29,260       12,970
   Long-term marketable debt and equity securities                             4           44,633       14,255
   Program and film rights                                                     7           45,160       48,876
                                                                                     ------------  -----------
       Total non-current assets                                                         1,367,591      566,713
                                                                                     ------------  -----------
       TOTAL ASSETS                                                                  $  1,929,705  $   996,555
                                                                                     ============  ===========

                             LIABILITIES

CURRENT LIABILITIES
   Bank overdrafts and short-term loans                                              $     71,313  $    47,638
   Current portion of transponder and other leases                            14           19,292       16,010
   Current portion of program and film rights                                 14           32,941       30,416
   Accounts payable                                                                        51,841       59,979
   Accrued expenses and other current liabilities                             15          163,619      129,661
   Amounts owing to related parties                                           16           17,509       20,448
   Provisions                                                                 17            8,630       19,637
                                                                                     ------------  -----------
       Total current liabilities                                                          365,145      323,789
                                                                                     ------------  -----------

NON-CURRENT LIABILITIES
   Transponder and other leases                                               14          209,967      165,541
   Long-term debt - other                                                     14           20,123       20,575
   Program and film rights                                                    14           37,315       39,644
   Deferred tax                                                               18               89          209
                                                                                     ------------  -----------
       Total non-current liabilities                                                      267,494      225,969
                                                                                     ------------  -----------
       TOTAL LIABILITIES                                                                  632,639      549,758
                                                                                     ------------  -----------

Minority interest                                                                         611,736       82,115
Commitments and contingencies                                                 31                -            -

                         SHAREHOLDERS' EQUITY
Share capital                                                                 19
   Class A Ordinary Shares of no par value:
       Authorized: 2001 and 2000; 103,468,878
       Issued: 2001: 28,435,226 and 2000: 22,464,456                                      510,465      331,550
   Class B Ordinary Shares of no par value:
       Authorized: 2001 and 2000: 55,920,509
       Issued: 2001 and 2000: 30,787,319                                                  475,566      475,566

Accumulated loss                                                                         (244,665)    (399,410)
Foreign currency translation adjustment                                                   (56,036)     (43,024)
                                                                                     ------------  -----------
       TOTAL SHAREHOLDERS' EQUITY                                                         685,330      364,682
                                                                                     ------------  -----------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $  1,929,705  $   996,555
                                                                                     ============  ===========

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999

(in thousands of US dollars,
except per share and share amounts)                                      NOTES        2001            2000               1999
NET REVENUES                                                               20     $   773,568    $   723,409       $   607,855
OPERATING EXPENSES:
  Cost of providing services                                               20        (428,922)      (435,594)        (390,492)
  Selling, general and administrative                                                (390,096)      (283,973)        (203,751)
  Depreciation and amortization                                                      (202,800)       (74,010)         (51,390)
                                                                                   ----------     ----------       ----------
Total operating expenses                                                           (1,021,818)      (793,577)        (645,633)
                                                                                   ----------     ----------       ----------
Operating loss                                                                       (248,250)       (70,168)         (37,778)
Financial results, net                                                     22          (8,299)       (15,856)          (9,078)
Loss on marketable securities                                              32         (42,926)            -                -
Equity results in joint ventures                                                      (74,022)       (39,458)         (41,219)
Equity results in associates                                                           (1,695)        (2,163)          (2,053)
Profit on sale of associate                                                                -          15,199               -
Profit on sale of interests in subsidiaries and joint venture, net         23         429,227         98,972           31,093
                                                                                   ----------     ----------        ---------
Profit/(loss) before tax                                                               54,035        (13,474)         (59,035)
Income tax                                                                 24          (6,747)          (634)            (309)
                                                                                   ----------     ----------        ---------
Profit/(loss) after tax                                                                47,288        (14,108)         (59,344)
Minority interest                                                                     104,944          4,962              371
                                                                                   ----------     ----------        ---------
Profit/(loss) from continuing operations                                              152,232         (9,146)         (58,973)
Loss from discontinuing operations                                                         -          (3,813)          (9,866)
Loss arising on discontinuing operations                                                   -          (4,065)              -
                                                                                   ----------     ----------        ---------
                    Net profit/(loss)                                             $   152,232    $   (17,024)      $  (68,839)
                                                                                   ----------     ----------        ---------
Per share amounts:                                                         25

  Profit/(loss) from continuing operations
                    Basic                                                         $     2.75     $    (0.18)       $   (1.54)
                    Diluted                                                       $     2.69     $    (0.18)       $   (1.54)

  Net profit/(loss)
                    Basic                                                         $     2.75     $    (0.34)       $   (1.80)
                    Diluted                                                       $     2.69     $    (0.34)       $   (1.80)
Shares used to compute per share amounts

  Basic                                                                           55,414,252     50,790,662       38,235,000
  Diluted                                                                         56,537,850     50,790,662       38,235,000


The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999

(in thousands of US dollars)                                               NOTES        2001            2000            1999
Cash flows from operating activities
Profit/(loss) before tax                                                             $ 54,035      $ (13,474)       $ (59,035)
Adjustments to reconcile profit/(loss) before tax to cash
(used in)/generated from operations
    Non-cash and other                                                        26      (68,816)        51,044          104,513
    Working capital                                                           27      (49,567)        (3,523)         (49,031)
                                                                                   ----------      ---------       ----------
Cash (used in)/generated from operations                                              (64,348)        34,047           (3,553)

Tax paid                                                                               (6,653)        (1,630)          (5,755)
Used in discontinuing operations                                                           -          (7,878)          (9,866)
                                                                                   ----------     ----------       ----------
           Net cash (used in)/ from operating activities                              (71,001)        24,539          (19,174)
                                                                                   ----------      ---------       ----------
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired                             28       68,024        (22,248)         (13,245)
Disposal of subsidiaries, net of cash disposed                                29        4,625             -                -
Investment in associates/joint ventures                                               (19,159)       (61,062)         (76,214)
Net increase in other investments                                                     (46,405)       (26,035)          (4,704)
Purchase of property and equipment                                                    (36,631)       (25,494)         (11,352)
Purchase of intangible assets                                                          (9,682)            -                -
Proceeds on disposal of joint venture                                                      -           2,812               -
Proceeds on disposal of short-term marketable debt and equity securities               50,126             -                -
Increase in short-term marketable debt and equity securities                               -        (104,584)              -
Proceeds on sale of property and equipment                                              1,812          2,641            7,389
Interest received                                                                      29,214         13,726           10,328
Dividends received                                                                      2,649          1,939            2,573
                                                                                   ----------     ----------       ----------
           Net cash from/(used in) investing activities                                44,573       (218,305)         (85,225)
                                                                                   ----------     ----------       ----------
Cash flows from financing activities
Interest paid                                                                         (28,563)       (14,425)         (21,979)
Proceeds from issue of share capital, net                                             171,420        171,102               -
Proceeds on transfer of M-Net/SuperSport shares                                            -              -            22,243
Funds raised from outside shareholders                                                 27,156        204,449               -
Payments of long-term borrowings                                                           -              -           (29,070)
Capital element of finance leases repaid                                              (15,560)       (28,556)         (10,995)
Bank overdrafts and short-term loans raised/(repaid)                                   29,741         (8,467)          47,581
                                                                                   ----------     ----------       ----------
           Net cash from financing activities                                         184,194        324,103            7,780
                                                                                   ----------      ---------       ----------
Net increase/(decrease) in cash and cash equivalents                                  157,766        130,337          (96,619)
Cash and cash equivalents at beginning of the year                                    180,009         56,099          153,412
Translation adjustments on cash and cash equivalents                                   (8,089)        (6,427)            (694)
                                                                                   ----------     ----------       ----------
Cash and cash equivalents at end of the year                                      $   329,686    $   180,009      $    56,099
                                                                                   ==========     ==========       ==========


The principal non-cash transactions relate to the acquisition of property and equipment finance leases and the acquisition of interests in certain subsidiaries and joint ventures through the issue of shares.

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999

                                                                                  Foreign
                                                                                  currency
                                           Share capital          Accumulated    translation
(in thousands of US dollars)            Class A      Class B         loss         adjustments          Total
                                       ---------    ---------     ----------     ------------        ---------
At March 31, 1998                      $ 113,986    $ 475,566     $ (313,547)      $ (22,432)       $ 253,573
Net loss                                      -            -         (68,839)             -           (68,839)
Translation adjustment                        -            -              -           (8,051)          (8,051)
                                       ---------    ---------     ----------       ---------        ---------
At March 31, 1999                        113,986      475,566       (382,386)        (30,483)         176,683
Issue of share capital (see note 19)     266,835           -              -               -           266,835
Share issue expenses                     (16,728)          -              -               -           (16,728)
Treasury shares                          (32,543)          -              -               -           (32,543)
Net loss                                      -            -         (17,024)             -           (17,024)
Translation adjustmenT                        -            -              -          (12,541)         (12,541)
                                       ---------    ---------     ----------       ---------         --------
At March 31, 2000                        331,550      475,566       (399,410)        (43,024)         364,682

Issue of share capital (see note 19)     206,965           -              -               -           206,965
Share issue expenses                      (9,025)          -              -               -            (9,025)
Treasury shares                          (19,025)          -              -               -           (19,025)
Net profit                                    -            -         152,232              -           152,232
Capital injection by minorities               -            -           2,513              -             2,513
Translation adjustment                        -            -              -          (13,012)         (13,012)
                                       ---------    ---------     ----------       ---------        ---------
At March 31, 2001                      $ 510,465    $ 475,566     $ (244,665)      $ (56,036)       $ 685,330
                                       =========    =========     ==========       =========        =========

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   Nature of operations

     MIH Limited (MIHL) was incorporated on July 26, 1991 under the laws of the British Virgin Islands. The principal activities of MIHL and its operating subsidiaries (collectively, the Company) are the operation of subscriber platforms and the provision of software solutions. These activities are conducted through subsidiaries, joint ventures and associates primarily in Africa, the Middle East, Greece, Cyprus, Thailand, China, Indonesia, the Netherlands and the United States of America.

2.   Principal accounting policies and reporting currency

     The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Board. The financial statements have been prepared on the historical cost basis.

     The Company has adopted the US dollar as its reporting currency. Notwithstanding the US dollar reporting currency, the Company measures separately the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business (its functional currency).

     The financial statements have been translated from functional currencies to the reporting currency by translating assets and liabilities, both monetary and non-monetary, at closing rates at each balance sheet date. Income and expense items are translated at exchange rates at the dates of the transactions or at average rates. All resulting exchange differences are included in equity.

     Preparation of the consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The following are the principle accounting policies used by the Company, which, except as disclosed in note 2(x), are consistent with those of the previous year:

     (a)  Basis of consolidation

          Subsidiaries

          Subsidiaries, which are those companies in which the Company directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Newly-acquired companies are consolidated from the effective date of acquisition. Similarly, the results of a subsidiary divested during an accounting period are included in the Company accounts only to the date of disposal.

          All inter-company transactions are eliminated as part of the consolidation process and the interests of the minority shareholders in the consolidated equity and in the consolidated results of the Company are shown separately in the Consolidated Balance Sheets and Consolidated Statements of Operations. Where the losses applicable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses applicable to them, are recognized by the Company except to the extent that the minority shareholders have a binding obligation and are able to make good the losses. If the subsidiary subsequently reports profits, the Company recognizes all such profits until the minority shareholders' share of losses previously absorbed by the Company has been recovered.

          Acquisitions of companies are accounted for using the purchase method. The excess of the purchase price over the fair value of assets acquired less the liabilities assumed of the acquired company, is allocated to identifiable tangible and intangible assets and goodwill, and amortized over the period that the Company expects to derive benefits from these assets.

          Joint ventures

          Companies in which the Company has joint control are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statements of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the investments in joint ventures the Consolidated Balance Sheets.

          Associates

          Companies over which the Company has significant influence are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statements of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the investments in associates in the Consolidated Balance Sheets.

          Investments

          Long-term private equity investments are stated at cost, as the Company does not have the ability to exercise significant influence over their operations. The carrying value of these investments is reviewed periodically when events and circumstances warrant such a review. When the carrying value is considered permanently impaired, a loss is recognized in the Consolidated Statements of Operations based on the amount by which the carrying value exceeds the fair value of the asset. Marketable debt and equity securities are stated at market value, calculated by reference to a stock exchange quoted selling price at the close of business on the balance sheet date. Increases/decreases in the carrying amount of marketable debt and equity securities are credited/charged to the Consolidated Statements of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.   Principal accounting policies and reporting currency (continued)

     (b)  Foreign currencies

          Individual companies' transactions in currencies other than their functional currency are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities in currencies other than their functional currency are translated at year-end rates. Any resulting exchange differences are reflected in the Consolidated Statements of Operations. Exchange gains and losses relating to hedge transactions are recognized in the Consolidated Statements of Operations in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortized over the life of the hedge contract.

          On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated at year-end rates. Income and expense items are translated using the annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

          Adjustments arising from translation are recorded in shareholders' equity and are reflected in the Consolidated Statements of Operations only upon sale or liquidation of the underlying investments.

     (c)  Cash and cash equivalents

          Cash and cash equivalents represent cash and short-term liquid investments with maturities of three months or less at the date of purchase.

     (d)  Trade accounts receivable

          Trade accounts receivable are stated at estimated realizable values after deduction of an allowance for doubtful accounts that is considered by management to be sufficient to meet probable future losses related to uncollectable amounts. Bad debts are written off during the year that they are identified.

     (e)  Inventories

          Inventories, consisting primarily of set-top boxes and associated components, are stated at the lower of cost or net realizable value. Cost is generally determined on the first-in first-out basis. Net realizable value is the estimate of the selling price in the ordinary course of business, less costs of completion and selling expenses. When necessary, provision is made for obsolete, slow-moving and/or defective inventories.

     (f)  Property and equipment

          Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, based on the following useful lives:

                                                              Years

          Buildings                                               30
          Machinery, furniture and equipment                  4 - 10
          Transponders and transmitters                      10 - 12
          Set-top boxes                                            2

          Land is not depreciated. Improvements to leasehold properties are amortized over the period of their respective leases.

          Major additions and improvements are capitalized, while replacements, maintenance and repairs that do not improve or extend the life of the assets are charged to the Consolidated Statements of Operations. Fully depreciated assets are retained in property and equipment and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amount, less proceeds from disposal, is charged or credited to the Consolidated Statements of Operations.

     (g)  Intangible assets

          Intangible assets are stated at historical cost less accumulated amortization. Amortization of intangible assets and intellectual property rights is charged on a straight-line basis over the period of expected benefit, which is between three and five years. Goodwill is amortized on a straight-line basis over the period of the expected benefit, which is between three and five years.

     (h)  Leases

          Leases of property and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term debt. The interest element of the lease payment is charged to the Consolidated Statements of Operations over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the useful life of the assets. Lease of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Operations on a straight-line basis over the period of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.   Principal accounting policies and reporting currency (continued)

     (i)  Impairment of assets

          The Company periodically evaluates the carrying value of assets to be held and used, including intangible assets, when events and circumstances indicate that the carrying value may not be recoverable. Factors that the Company considers important, which could trigger an impairment review include, but are not limited to, significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the company's overall business, significant negative industry or economic trends, a significant decline in the company's share price for a sustained period and the company's market capitalization relative to its net book value. The carrying value of an asset is considered impaired when the anticipated discounted cash flows from such an asset are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset. Fair market value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. Assets to be disposed of are recorded at fair market value, reduced by the estimated costs to dispose of the asset.

     (j)  Program and film rights

          Film rights are stated at acquisition cost less accumulated depreciation. Licenses are recorded as assets and liabilities for rights acquired and obligations incurred under license agreements when the license period begins and the cost of each program is known or reasonably determinable (refer note 2(x) below). Sports rights are written off upon showing the event and general entertainment and films are amortized on a straight-line basis over the period of the license or based on showings where the number of showings is limited. Amortization of program and film rights is included in the cost of providing services. The costs of in-house programs are expensed as incurred.

     (k)  Tax

          Provision is made for all taxes payable in respect of taxable profits earned in the year. The Company also provides at current rates, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax is provided for in respect of temporary differences that are anticipated to reverse within the carry-forward period of tax losses.

     (l)  Provisions

          Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

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

          For contracts with multiple obligations (e.g. sales and maintenance of software and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenues from product licenses are recognized when delivery has occurred, collection of the receivables is probable, the fee is fixed or determinable and objective evidence exists to allocate the total fee to all delivered and undelivered elements of the arrangement. Generally, the Company has vendor-specific objective evidence of the fair value of the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, the maintenance revenue is deferred at the outset of the arrangement and is recognized rateably over the period during which the maintenance is to be provided, which generally commences on the date that the software is delivered. Vendor- specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. The Company recognizes revenue allocated to maintenance and support fees, for ongoing customer support and product updates rateably over the period of the relevant contracts. Payments for maintenance and support fees are generally made in advance and are non-refundable. For revenue allocated to consulting services and for consulting services sold separately, the Company recognizes revenue as the related services are performed. Maintenance and consulting services revenues are included in services and other revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.   Principal accounting policies and reporting currency (continued)

     (n)  Revenue recognition (continued)

          For product licenses sold with integration services, the Company recognizes revenue based on the completed contract method. Revenue from software development contracts of less than six months' duration is recognized based on the completed contract method and for longer-term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenues from integration services and software development contracts are included in services and other revenue.

          Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements.

          The Company enters into arrangements with network operators whereby application software is licensed to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where all of the software under the arrangement has been delivered, the revenue is recognized as the network operator reports to the Company its revenue share, which is generally done on a quarterly basis. Under arrangements where the Company has committed to deliver unspecified future applications, the revenue earned on the delivered applications is recognized on a subscription basis over the term of the arrangement.

          Revenue from the sale of hardware components and manuals is recognized upon shipment and included in hardware and software sales.

     (o)  Pensions and other post-retirement benefits

          The Company has various post-retirement and pension plans in accordance with local conditions and practices in the countries in which it operates. The plans are predominately defined contribution plans. Current contributions to the pension funds operated for employees are charged to the Consolidated Statements of Operations as incurred.

     (p)  Research and development costs

          Research and development costs are expensed in the financial period during which they are incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers.

     (q)  Marketing expenses

          Marketing expenses are expensed in the financial period in which they are incurred.

     (r)  Discontinuing operations

          A discontinuing operation results from the sale or abandonment of an operation that represents a separate, major line of business and of which the assets, net profits or losses and activities can be distinguished physically, operationally and for functional reporting purposes. The results of discontinuing operations up to the point of sale or abandonment, net of tax, are separately disclosed.

     (s)  Dividends

          Dividends proposed are payable when declared by the board of directors. Dividend income is recognized when the shareholders' right to receive payment is established.

     (t)  Financial instruments

          The Company enters into foreign currency exchange contracts in order to reduce the impact of certain foreign currency exchange rate fluctuations. Firmly committed transactions and the related receivable or payable may be hedged with forward exchange contracts. Any gains/losses are included in accrued assets/liabilities and are recognized in results when the transaction being hedged is recognized.

     (u)  Profit/loss per share

          Net profit/loss per share and profit/loss per share from continuing operations is based on net profit/loss and the profit/loss from continuing operations divided by the weighted-average number of shares outstanding during each period.

     (v)  Segmental reporting

          The primary segmental reporting has been prepared based on the Company's method of internal reporting, which disaggregates its business by service or product and includes all businesses over which the Company exercises control. The secondary segmental reporting has been prepared on a geographical basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.   Principal accounting policies and reporting currency (continued)

     (w)  Equity compensation

          The intrinsic value, defined as the market value of the share at grant date less the exercise price, is not recognized as a compensation expense over the vesting period of the related options or stock purchases.

     (x)  Comparatives

          Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. In particular, the comparative Consolidated Balance Sheet amounts have been changed to exclude long-term sports rights for which the price changes depending on the league in which a sports team plays. Previously the estimated costs of these contract rights were capitalized. The cost was estimated based on the amount payable under the contract if the sports team remained in the same league for the duration of the contract. The asset and liability were adjusted if the team was promoted or relegated to a different league. Since the amount payable under the contract changes according to the league in which the sports team plays, the cost of these sports rights cannot be measured reliably at the inception of the contract as required to capitalize an intangible asset under IAS 38 "Intangible Assets". The Company therefore changed its method of accounting for these variable sports rights to report an expense upon showing or an asset and liability when the cost of each event is reliably determinable.

          This change did not have an effect on net income or shareholders' equity of the Company. Total assets and liabilities as of March 31, 2000 relating to program and film rights each decreased by $80,344,000 comprising a decrease in current assets of $1,804,000 and non- current assets of $78,540,000, and current liabilities by $3,165,000 and non-current liabilities of $77,179,000.

3.   Significant acquisitions and divestitures

          On March 26, 2000 OpenTV Corp. (OpenTV) signed a definitive agreement with SpyGlass, Inc. (SpyGlass) to acquire all of SpyGlass's outstanding common stock in a stock-for-stock transaction. The merger was consummated on July 24, 2000. SpyGlass shareholders received 0.7236 of OpenTV's Class A Ordinary Shares in exchange for each share of SpyGlass common stock, resulting in an aggregate of approximately 12.7 million Class A Ordinary Shares issuable in the transaction. OpenTV also reserved approximately 2.5 million additional Class A Ordinary Shares for issuance upon the exercise of stock options and warrants of SpyGlass that were assumed by OpenTV in the merger. The goodwill arising on this transaction amounted to $785.5 million based on an appraisal, which will be amortized over its estimated useful life of five years. The issue of shares by OpenTV to acquire SpyGlass gave rise to a dilution gain of $393.7 million in the Company's primary financial statements.

          During September 2000 the Company acquired an additional 365,460 shares in OpenTV for a cash consideration of $19.4 million, giving rise to goodwill on acquisition of $13 million.

          In November 2000 OpenTV, Inc. acquired CableSoft Corporation in a stock-for-stock transaction in exchange for 1,429,564 OpenTV Class A Ordinary Shares. The value of these shares at the acquisition date was $36.5 million. In addition, certain CableSoft options in connection with the transaction were acquired, increasing the purchase consideration to $40 million. The purchase price, including expenses, has been allocated to intellectual property rights ($4.4 million) and goodwill ($35.6 million), based upon an appraisal. The intangible assets are amortized over five years. The issue of shares by OpenTV to acquire CableSoft gave rise to a dilution gain of $6.6 million.

          In November 2000 OpenTV, Inc. established a co-owned venture with General Instrument Corporation (GIC) named SpyGlass Integration, Inc. for the purpose of providing integration, testing and development services to digital cable and satellite operators. OpenTV contributed 370,858 Class A Ordinary Shares for a 90% interest in the venture, which shares were then transferred to GIC in exchange for a three-year license of certain GIC patents on a royalty-free, world-wide, non-exclusive basis. This amount is included in intellectual property rights and is amortized over three years. The issue of shares by OpenTV to acquire SpyGlass Integration, Inc. gave rise to a dilution gain of $1.7 million.

          By virtue of the merger with SpyGlass, OpenTV acquired SpyGlass's entire interest in SpyGlass DSIC, Inc. known as "Acadia", a co-owned venture between SpyGlass and GIC. In accordance with the terms of the venture's operating agreement, the closing of the SpyGlass merger enabled GIC to exercise an option to purchase SpyGlass's interest in Acadia. GIC exercised this option, and during November 2000 a definitive stock purchase agreement was entered into with GIC providing for the sale of SpyGlass's interest in the venture to GIC for a purchase price of $4.6 million. The sale was completed during January 2001.

          In February 2000 OpenTV entered into an agreement with EchoStar Communications Corporation (ECC), EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively "EchoStar") to develop a low-cost, hard-drive set-top box. OpenTV purchased from ECC 50% of the shares in OpenStar, a newly-formed subsidiary of ECC, in exchange for 2,252,252 OpenTV Class A Ordinary Shares and the contribution of certain OpenTV intellectual property to OpenStar. Those shares were released from escrow in December 2000, when EchoStar had met certain milestones relating to the deployment of OpenTV enabled set-top boxes. The value recorded for those shares was the market price of Class A Ordinary Shares on the date the shares were released from escrow being $38 million and was allocated to technology rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

3.   Significant acquisitions and divestitures (continued)

          During September 2000 the Company acquired the minority's interest in Mindport Holdings Limited and settled the purchase consideration of $24.2 million by exchanging OpenTV shares with a market value of $23.4 million and cash of $0.8 million. The transaction has been accounted for as a purchase and sale, resulting in goodwill on acquisition of $16.4 million and a dilution gain of $16.7 million.

          After giving effect to the above transactions, the Company continues to control 68.2% of the voting rights (41.6% economic interest) in respect of OpenTV's outstanding shares.

          During the financial year ended March 31, 2000 the Company acquired a 15.85% interest in M-Web Holdings Limited (M-Web). The Company increased its holding during the current year to 22.28% for a cash consideration of $6.6 million. The excess of the Company's equity investment over the fair value of the net assets acquired, amounting to $4.8 million, was allocated to goodwill, and is amortized over its estimated useful life of five years.

          In May 2000 the Company acquired a 10% interest in 21 Vianet, Inc. for a cash consideration of $6 million. This investment has been accounted for at cost as no significant influence is exerted by the Company.

          MultiChoice Cyprus Limited (MCC) was listed on the Cyprus Stock Exchange in July 2000. A total of 29,096,582 shares (38.38%) were offered to the public, resulting in a dilution in the Company's effective interest in MCC from 51% to 35.21%. The proceeds from the offering were $4.2 million. A profit on dilution of the Company's interest of $4.2 million has been recorded.

          Effective November 2000 the Company diluted its interest in NetMed NV from 100% to 88.81% through the issue of shares to Global Finance Investors II LP for $25 million cash. This transaction gave rise to a dilution gain of $23.8 million.

          In December 2000 Noochee Solutions Inc. (Noochee) contributed all Noochee's assets and certain of its liabilities to Mindport IBS Limited, a newly formed company, and the Company contributed all the Integrated Business Systems BV shares and $15 million cash to Mindport IBS Limited. As a result of the contributions the Company owns 70% and the former Noochee shareholders 30% of Mindport IBS Limited. The transaction was accounted for as a purchase under the rules of business combinations, with Noochee being the acquired entity. The fair values of the net assets acquired amounted to $15 million.

          In February 2001 the Company acquired an additional 4% interest in NetMed Hellas SA for $7.5 million, increasing its interest to 100%. The purchase consideration was satisfied through the issuance of 459,770 MIHL shares (refer note 19). The purchase consideration has been allocated to goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                             March 31,
                                                                    ------------------------
                                                                         2001         2000
                                                                     (thousands)  (thousands)
4.   Marketable debt and equity securities

     Short-term marketable debt and equity securities
     Marketable debt securities
       Commercial paper                                             $    20,480   $   52,855
       Corporate notes                                                   28,180        1,999
       Certificates of deposit                                            1,286           -
       U.S. Government securities                                         4,512           -
       Money market fund                                                     -        10,330
       Auction rate securities                                               -        39,400
                                                                    -----------   ----------
       Total marketable debt securities (due in one year or less)        54,458      104,584
                                                                    -----------   ----------

       Marketable equity securities                                      4,933            -
                                                                    -----------   ----------
     Total short-term marketable debt and equity securities        $     59,391   $  104,584
                                                                   ============   ==========

     Long-term marketable debt and equity securities
       Corporate notes                                             $     14,334   $    9,314
       U.S. Government securities                                        30,299        4,941
                                                                    -----------   ----------
     Total long-term marketable debt securities
       (due after one year)                                        $     44,633   $   14,255
                                                                   ============   ==========

     Total marketable debt and equity securities                   $    104,024   $  118,839
                                                                   ============   ==========

5.   Accounts receivable, net
     Trade accounts receivable                                     $     82,670   $  71,500
     Less: provision for doubtful accounts                              (20,031)    (11,858)
                                                                    -----------   ---------
                                                                   $     62,639   $  59,642
                                                                   ============   =========

     Included in accounts receivable are $49.2 million and $35.0 million at March 31, 2001 and March 31, 2000, respectively, pre-billed to customers and credit balances which have been recorded as deferred income (Note 15).

6.   Other receivables

     Payments and accrued income                                   $     17,653   $  13,911
     Other receivables                                                   34,490      26,017
                                                                    -----------   ---------
                                                                   $     52,143   $  39,928
                                                                   ============   =========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                             March 31,
                                                                    ------------------------
                                                                         2001         2000
                                                                     (thousands)  (thousands)
7.   Program and film rights

     The following table sets forth the components of program and film rights, on a gross and net basis (refer note 2(x)):

     Cost
       Program and sports rights                                     $  105,198   $  101,751
       Film rights                                                        8,607        7,866
                                                                    -----------   ----------
                                                                        113,805      109,617
                                                                    -----------   ----------
     Accumulated amortization
       Program and sports rights                                        (31,082)     (30,083)
       Film rights                                                       (3,151)      (2,286)
                                                                    -----------   ----------
                                                                        (34,233)     (32,369)
                                                                    -----------   ----------
     Net book value
       Program and sports rights                                         74,116       71,668
       Film rights                                                        5,456        5,580
                                                                    -----------   ----------
                                                                    $    79,572   $   77,248
                                                                    ===========   ==========
     Classified on the Balance Sheets as follows:
       Current assets                                               $    34,412   $   28,372
       Non-current assets                                                45,160       48,876
                                                                    -----------   ----------
                                                                    $    79,572   $   77,248
                                                                    ===========   ==========

8.   Inventories, net
       Set-top boxes and associated components                      $    32,514   $   27,749
       Less: provision for slow-moving and obsolete inventories          (9,628)     (10,527)
                                                                    -----------   ----------
                                                                    $    22,886   $   17,222
                                                                    ===========   ==========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

9.   Valuation and qualifying accounts

     The following account balances have been determined based on management's estimates and assumptions:

                                                                                                     Credited/
                                                                                                     (charged)
                                         At March     Translation      Arising on      Deducted     to cost and     At March
                                         31, 2000     adjustment      acquisition    from assets   expenses, net    31, 2001
                                        (thousands)   (thousands)      (thousands)   (thousands)    (thousands)    (thousands)
                                        -----------   -----------    ------------   ------------   ------------    ----------
2001
Provision for:
Doubtful accounts - Note 5              $(11,858)     $    1,154     $       -      $        -     $  (9,327)      $ (20,031)
Slow-moving and obsolete
inventories - Note 8                     (10,527)            995             -               -           (96)         (9,628)
Post-retirement benefits                  (2,140)            362             -               -           340          (1,438)
Digital set-top boxes upgrade             (1,786)            193             -               -             -          (1,593)
Write-down of carrying values
of assets in certain African
countries                                 (3,057)            456             -               -         2,601               -
Losses in joint ventures                  (6,669)          1,971             -          11,386        (8,491)         (1,803)
Redundancy                                  (234)              -             -               -          (491)           (725)
Warranties                                (5,130)              -             -               -         3,303          (1,827)
Intellectual property
infringement                                (621)              -             -               -          (623)         (1,244)
                                        --------      ----------     -----------    ----------     ---------       ---------
                                        $(42,022)     $    5,131     $       -      $   11,386     $ (12,784)      $ (38,289)
                                        ========      ==========     ===========    ==========     =========       =========

                                                                                                     Credited/
                                                                                                     (charged)
                                         At March     Translation      Arising on      Deducted     to cost and     At March
                                         31, 1999     adjustment      acquisition    from assets   expenses, net    31, 2000
                                        (thousands)   (thousands)      (thousands)   (thousands)    (thousands)    (thousands)
                                        -----------   -----------    ------------   ------------   ------------    ----------

2000
Provision for:
Doubtful accounts - Note 5              $(20,380)     $    2,206     $       -      $        -     $   6,316       $ (11,858)
Slow-moving and obsolete
inventories - Note 8                     (10,460)          1,132             -               -        (1,199)        (10,527)
Post-retirement benefits                  (2,667)            122             -               -           405          (2,140)
Digital set-top boxes upgrade                  -               -             -               -        (1,786)         (1,786)
Write-down of carrying values
of assets in certain African
countries                                 (3,307)            174             -               -            76          (3,057)
Losses in joint ventures                       -               -       (13,774)         10,863        (3,758)         (6,669)
Redundancy                                     -               -             -               -          (234)           (234)
Warranties                                (5,460)              -             -               -           330          (5,130)
Intellectual property
infringement                                (499)              -             -               -          (122)           (621)
                                        --------      ----------     ---------      ----------     ---------       ---------
                                        $(42,773)     $    3,634     $ (13,774)     $   10,863     $      28       $ (42,022)
                                        ========      ==========     =========      ==========     =========       =========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

9.   Valuation and qualifying accounts (continued)

                                                                                                     Credited/
                                                                                                     (charged)
                                         At March     Translation      Arising on      Deducted     to cost and     At March
                                         31, 1998     adjustment      acquisition    from assets   expenses, net    31, 1999
                                        (thousands)   (thousands)      (thousands)   (thousands)    (thousands)    (thousands)
                                        -----------   -----------    ------------   ------------   ------------    ----------
1999
Provision for:
Doubtful accounts                       $(10,149)     $      904     $  (1,323)     $        -     $  (9,812)      $ (20,380)
Slow-moving and obsolete
inventories                              (10,406)           (139)            -               -            85         (10,460)
Program and film rights                   (1,872)            (25)            -               -         1,897               -
Set-top box technology                   (22,734)            524             -               -        22,210               -
Post-retirement benefits                  (3,766)            700             -               -           399          (2,667)
Programming costs                         (9,093)           (210)            -               -         9,303               -
Write-down of carrying values
of assets in certain African
countries                                 (4,341)            807             -               -           227          (3,307)
Development costs/losses in
joint ventures                           (10,629)           (108)            -          10,737             -               -
Warranties                                (4,960)            (65)            -               -          (435)         (5,460)
Intellectual property
infringement                              (1,496)            (20)            -               -         1,017            (499)
                                        --------      ----------     ---------      ----------     ---------       ---------
                                        $(79,446)     $    2,368     $  (1,323)     $   10,737     $  24,891       $ (42,773)
                                        ========      ==========     =========      ==========     =========       =========

     Further details describing the provisions at March 31, 2001 are included below:

     MultiChoice Africa (Proprietary) Limited (MCA) provides post-retirement benefits by way of medical aid contributions. During the year ended March 31, 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits in exchange for an increase in MCA's medical aid contributions to the retirement benefit plan (refer note 35).

     The digital set-top boxes upgrade provision has been raised in connection with the replacement of set-top boxes for interactive television.

     The provision for the write-down of carrying values of assets in certain African countries has been reversed due to the stabilization of the economic and political environments in these countries.

     The provision for losses in joint ventures relates to the liabilities assumed at acquisition and the equity losses of SOE International SA and M-Web, net of advances made in terms of the group's funding obligations.

     The opening redundancy provision at April 1, 2000 has been used for the payment of benefits to employees following the curtailment of development activities in the Mindport Media Commerce Technologies Division. The provision raised in 2001 relates to the amounts payable arising from the restructuring of the Mindport IBS, Mindport MCT and Mindport Central divisions.

     The warranty provision relates to the replacement of defective smartcards and conditional access modules supplied to customers.

     The intellectual property infringement provision relates to amounts expected to be incurred in respect of a patent used in the conditional access system.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

10.  Property and equipment

                             Land, buildings
                              and leasehold     Machinery, furniture         Transponders
                              improvements          and equipment          and transmitters         Set-top boxes
                        -----------------------------------------------------------------------------------------------------------
                         Purchased     Leased    Purchased     Leased    Purchased     Leased    Purchased     Leased      Total
                        (thousands) (thousands) (thousands) (thousands) (thousands) (thousands) (thousands) (thousands) (thousands)
                        -----------------------------------------------------------------------------------------------------------
Cost
At April 1, 2000         $   5,244   $   7,956   $  74,316   $   2,496   $   13,035  $ 169,052   $   3,444   $  22,479   $ 298,022
Translation adjustment        (517)     (1,453)     (8,369)       (456)      (1,432)   (21,556)       (623)     (2,421)    (36,827)
Reclassifications            1,174        (877)      1,550      (1,845)           -          -          (2)          -           -
Additions                    3,457         154      33,067         339        2,411     70,023           -       4,507     113,958
Assets of acquired
 companies                     785           -       9,185           -            -          -           -           -       9,970
Disposals                     (565)          -      (1,471)          -         (318)         -        (426)          -      (2,780)
                         ----------------------------------------------------------------------------------------------------------
At March 31, 2001            9,578       5,780     108,278         534       13,696    217,519       2,393      24,565     382,343
                         ----------------------------------------------------------------------------------------------------------
Accumulated depreciation
At April 1, 2000            (1,077)      (503)     (31,647)     (2,496)      (5,563)   (23,585)     (2,839)    (16,459)    (84,169)

Translation adjustment         132         100       3,830         478          749      4,485         440       2,025      12,239
Reclassifications               12         (21)     (2,323)      1,823            8       (707)      1,208           -            -
Charge for the year         (1,357)       (383)    (17,651)        (68)      (1,656)   (17,432)       (555)     (5,180)    (44,282)

Disposals                       59           -         298           -           62          -         406           -         825
                         ----------------------------------------------------------------------------------------------------------
At March 31, 2001           (2,231)       (807)    (47,493)       (263)      (6,400)   (37,239)     (1,340)    (19,614)   (115,387)
                         ----------------------------------------------------------------------------------------------------------
Net book value

At March 31, 2001        $   7,347   $   4,973   $  60,785   $     271   $    7,296  $ 180,280   $   1,053   $   4,951   $ 266,956
                         ==========================================================================================================
At March 31, 2000        $   4,167   $   7,453   $  42,669   $       -   $    7,472  $ 145,467   $     605   $   6,020   $ 213,853
                         ==========================================================================================================

The Company leases certain land and buildings, machinery, furniture and equipment, and transponders and transmitters. Commitments for minimum rentals under non-cancellable leases as at March 31, 2001 are as follows:


                                             Finance          Operating
                                             leases             leases
                                           -----------       -----------
                                           (thousands)       (thousands)
                                           -----------       -----------
For the years ended March 31:
2002                                      $    39,031       $    17,667
2003                                           37,091            15,479
2004                                           34,423            13,355
2005                                           34,209            12,290
2006                                           34,384            10,516
2007 and after                                164,372             9,788
                                          -----------       -----------
Total minimum lease repayments            $   343,510       $    79,095
Less: amount representing interest           (114,251)      ===========
                                          -----------
                                          $   229,259
                                          ===========

Operating rental expenses for the year ended March 31, 2001 amounted to approximately $18.3 million (2000: $16 million). Finance leases bear interest ranging from 7.5% - 21.5% as at March 31, 2001. The weighted average interest rate was 8.9% (2000: 12.5%).

The Company has entered into an agreement with a satellite provider for the use of a new satellite, in place of a satellite currently leased under an operating lease with a remaining lease period of four years. The agreement becomes operative on the successful launch of the new satellite and is for a duration of ten years, with a total commitment of $60 million. It is expected that the new satellite will be launched during the latter half of 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

11.  Intangible assets

                                                        Intellectual
                                                        property and
                                                         technology     Subscriber
                                                           rights           base         Goodwill           Total
                                                        -----------     -----------     -----------      -----------
                                                        (thousands)     (thousands)     (thousands)      (thousands)
                                                        -----------     -----------     -----------      -----------
2001
Cost
At April 1, 2000                                        $    18,998     $    37,186     $    278,894     $    335,078
     Translation adjustment                                      92          (6,900)         (36,225)         (43,033)
     Additions                                               48,381          11,727          892,969          953,077
     Acquired companies                                           -               -           20,791           20,791
     Impairment charge (1)                                        -               -          (29,034)         (29,034)
     Disposals                                                    -               -          (19,873)         (19,873)
                                                        -----------     -----------     ------------      -----------
     At March 31, 2001                                       67,471          42,013        1,107,522        1,217,006
                                                        -----------     -----------     ------------      -----------
Accumulated amortization
     At April 1, 2000                                        (4,446)        (22,258)        (101,490)        (128,194)
     Translation adjustment                                      47           4,571           18,077           22,695
     Amortization for the year:
      Included in "depreciation and amortization"            (4,985)         (8,940)        (144,593)        (158,518)
      Included in "equity results in associates"                  -               -           (3,776)          (3,776)
      Included in "equity results in joint ventures"              -               -          (21,176)         (21,176)
     Impairment charge (1)                                        -               -            6,264            6,264
     Disposals                                                    -               -            4,597            4,597
                                                        -----------     -----------     ------------     ------------
     At March 31, 2001                                       (9,384)        (26,627)        (242,097)        (278,108)
                                                        -----------     -----------     ------------     ------------
Net book value                                          $    58,087     $    15,386     $    865,425     $    938,898
                                                        ===========     ===========     ============    =============

     (1)  The impairment charge comprises:

     o Goodwill of $17.3 million in respect of AEK PAE, which has been fully impaired due to the current league position and the ongoing funding requirements of the club.
     o The partial write-down of goodwill of $5.4 million in respect of M-Web, based on the share price that will be used to determine the ratio to exchange M-Web shares for Naspers Limited shares, following the announcement of M-Web's delisting.
     The impairment charge is included in "equity results in joint ventures" in the Consolidated Statement of Operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

11.  Intangible assets (continued)

                                                        Intellectual
                                                        property and    Subscriber
                                                           rights           base         Goodwill           Total
                                                        -----------     -----------     -----------      -----------
                                                        (thousands)     (thousands)     (thousands)      (thousands)
                                                        -----------     -----------     -----------      -----------
2000
Cost
     At April 1, 1999                                   $    12,372     $    39,304     $    231,324     $    283,000
     Translation adjustment                                       -          (2,118)         (13,677)         (15,795)
     Additions                                                6,626               -           72,736           79,362
     Disposals                                                    -               -          (11,489)         (11,489)
                                                        -----------     -----------     ------------     ------------
     At March 31, 2000                                       18,998          37,186          278,894          335,078
                                                        -----------     -----------     ------------     ------------
Accumulated amortization
     At April 1, 1999                                          (825)        (15,695)         (59,279)    $    (75,799)
     Translation adjustment                                       -           1,271            4,373            5,644
     Amortization for the year:
      Included in "depreciation and amortization"            (3,621)         (7,834)         (29,385)         (40,840)
      Included in "equity results in associates"                  -               -           (4,070)          (4,070)
      Included in "equity results in joint ventures"              -               -          (15,402)         (15,402)
     Disposals                                                    -               -            2,273            2,273
                                                        -----------     -----------     ------------     ------------
     At March 31, 2000                                       (4,446)        (22,258)        (101,490)        (128,194)
                                                        -----------     -----------     ------------     ------------
Net book value                                          $    14,552     $    14,928     $    177,404     $    206,884
                                                        ===========     ===========     ============     ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

12.  Long-term investments

     The following information relates to the Company's effective interest in significant investments:

                                                     March 31,
                                                --------------------
                                                2001            2000
Type of investment                                %               %        Nature of business                Country
Associates
                                                                           Premium Television
M-Net/SuperSport                                21.0            21.0       channel provider                  South Africa

JOINT VENTURES
                                                                           Internet service and content
M-Web Holdings Limited                          22.3            15.9 (1)   provider                          South Africa
United Broadcasting Corporation                                            Management of
Public Company Limited                          31.1            31.1       television platforms              Thailand
MultiChoice Supplies (Proprietary)
Limited                                         50.0            50.0       Set-top box rentals               South Africa
                                                                           Management of
MultiChoice Middle East Inc.                    45.0            45.0       television platforms              Middle East
Wisdom Online (BVI) Limited                        -            40.8       Internet education services       British Virgin Islands
SOE International SA                            35.4            40.0       Soccer club management            Greece
                                                                           Internet service and content
KSC Commercial Internet Company Limited         53.5            53.5       provider                          Thailand
Myriad International Programming
Services BV                                     50.0            50.0       Program and content acquisition   Netherlands

SUBSIDIARIES (3)

Myriad Holdings Africa BV                      100.0           100.0       Investment holding                The Netherlands
                                                                           Management of
MultiChoice Africa (Proprietary) Limited       100.0           100.0       television platforms              South Africa
MultiChoice Africa Limited                     100.0           100.0       Investment holding                British Virgin Islands
NetMed NV                                       88.6           100.0       Investment holding                The Netherlands
                                                                           Management of
NetMed Hellas SA                                45.2            52.0       television platforms              Greece
                                                                           Management of
MultiChoice Hellas SA                           45.2 (2)        52.0       television platforms              Greece
Mindport Holdings Limited                      100.0            98.4       Technology development            The Netherlands
Mindport IBS Limited                            70.0               -       Technology development            British Virgin Islands
Irdeto Access BV                               100.0           100.0       Technology development            The Netherlands
                                                                           Management of
MultiChoice Cyprus Limited                      35.2            51.0       television platforms              Cyprus
Open TV Corp.                                   41.6            57.5       Technology development            USA
Internet Knowledge Service Centre
Company Limited                                 75.0            75.0       Investment holding                Thailand
                                                                           Internet service and content
M-Web China.com.cn Limited                      55.3            95.0       provider                          China


(1) The investment in M-Web is accounted for using the equity method of accounting owing to a management agreement between the ultimate holding company and the Company's management as well as representation on the board of directors of M-Web, which provides the Company joint control of M-Web's operations.

(2) Effective September 2000 NetMed NV entered into an escrow agreement with Lumiere Television Limited (Lumiere) for the sale of 11% of MultiChoice Hellas SA for $13.2 million. The escrow agreement's term expires on December 30, 2001 by which time Lumiere is required to raise the funds to settle this amount. The sale has not been recognized by the Company in view of the escrow arrangement. During the term of the escrow agreement, the Company retains control of MultiChoice Hellas SA and has therefore continued to consolidate it.

(3) The percentage interests in companies listed as subsidiaries are based on the Company's effective ownership. The Company has voting control through its direct and indirect interests in the respective intermediate holding companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                                      March 31,
                                                                             -----------------------------
                                                                                 2001             2000
                                                                              (thousands)     (thousands)
                                                                             -------------   -------------
13.   Equity-accounted investments
      Associates (a)                                                         $      12,577   $      14,954
      Joint ventures (b)                                                            30,107          54,921
                                                                             -------------   -------------
                                                                             $      42,684   $      69,875
                                                                             =============   =============
      (a)   Associates
               M-Net / SuperSport at cost                                    $       5,086   $       7,940
               Share of post-acquisition retained profits                            7,491           7,014
                                                                             -------------   -------------
                                                                             $      12,577   $      14,954
                                                                             =============   =============
      (b)   Joint ventures
               MultiChoice Supplies (Proprietary) Limited                    $       5,495   $       5,052
               MultiChoice Middle East, Inc.                                         6,588           6,807
               United Broadcasting Corporation Public Company Limited               65,708          70,007
               Wisdom Online (BVI) Limited                                               -           3,040
               M-Web Holdings Limited                                                4,021          11,382
               KSC Commercial Internet Company Limited                                 553             689
               SOE International SA                                                      -               -
               Share of post-acquisition retained losses                           (52,258)        (42,056)
                                                                             -------------   -------------
                                                                             $      30,107   $      54,921
                                                                             =============   =============
      Listed shares at market value
           M-Net/SuperSport                                                  $      28,049   $      63,054
           United Broadcasting Corporation Public Company Limited                   56,464         184,540
           M-Web Holdings Limited                                                   13,915          56,919
                                                                             -------------   -------------
                                                                             $      98,428   $     304,513
                                                                             =============   =============
Director's valuation of unlisted shares
          Joint ventures                                                     $      10,218   $      10,230


                                                      March 31,
                                         ---------------------------------------
                                             2001          2000         1999
                                          (thousands)   (thousands)  (thousands)
                                         ---------------------------------------
Significant joint venture information
Net loss                                 $ (29,027)   $ (29,555)   $ (34,401)
Current assets                              29,717       40,460       38,091
Long-term assets                            55,075       76,727       49,176
Current liabilities                        (48,146)     (45,072)     (32,619)
Long-term liabilities                      (38,853)     (41,649)     (36,773)
Commitments and contingencies                5,205        5,399            -

In terms of a bridging finance agreement, signed after the balance sheet date, the Company is obligated to fund the operations of M-Web for $7.5 million, bearing interest at the South African prime rate of interest. The amount outstanding at August 31, 2001 is convertible into share capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                                          March 31,
                                                                                 ----------------------------
                                                                                      2001           2000
                                                                                  (thousands)    (thousands)
14.   Long-term debt, and program and film rights

      Long-term debt comprises:
        Finance leases - Note 10                                                 $     229,259   $    181,551
        Long-term debt - other                                                          20,123         20,575
                                                                                 -------------   ------------
                                                                                       249,382        202,126
        Less: short-term portion included in current liabilities                       (19,292)       (16,010)
                                                                                 -------------   ------------
                                                                                 $     230,090   $    186,116
                                                                                 =============   ============

     The liabilities under finance leases are repayable over periods from one to twelve years at effective interest rates, ranging from 7.5% to 21.5% per annum.

     Included in other long-term debt is a liability for bank borrowings of $17.4 million (2000: $19.9 million) relating to the transfer of shares in M-Net/SuperSport into the Phuthuma Futi share scheme. Accrued interest until redemption date (October 15, 2002) is added to the liability at an interest rate of 12,55% per annum. The group may be required to assume the bank borrowings and re-acquire ownership of the M-Net/SuperSport shares at maturity on October 15, 2002, which was renegotiated from the original maturity date of April 14, 2001.

      Program and film rights:
        Program and film rights                                                  $      70,256   $     70,060
        Less: short-term portion included in current liabilities                       (32,941)       (30,416)
                                                                                 -------------   ------------
                                                                                 $      37,315   $     39,644
                                                                                 =============   ============

     Program and film rights payable are non-interest-bearing and amounts due in future financial years are $32.9 million in 2002, $15.2 million in 2003 and $22.2 million thereafter.

     The currency mix of long-term debt and program and film rights as at March 31, 2001 and 2000 is:

                                                                                      %                %
                                                                                 -------------   ------------
      European currency unit                                                          32.4              12.0
      Greek drachmae                                                                  19.6              41.1
      Netherlands guilders                                                             0.3               0.7
      South African rand                                                               7.4               8.2
      US dollars                                                                      40.3              38.0
                                                                                 -------------   ------------
                                                                                     100.0             100.0
                                                                                 =============   ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

15.   Accrued expenses and other current liabilities

                                                                March 31,
                                                         -----------------------
                                                             2001        2000
                                                         (thousands) (thousands)
                                                         -----------------------
      Deferred income (refer note 5)                     $   49,153  $  34,995
      Accrued expenses                                       81,446     51,342
      Taxes and social securities                            14,697      9,002
      Amounts owing in respect of investments acquired        8,259      2,878
      Other current liabilities                              10,064     31,444
                                                         ---------------------
                                                         $  163,619  $ 129,661
                                                         =====================

16.  Related party transactions

     The Company entered into transactions and has balances with a number of related parties, including equity investees, directors, shareholders and entities under common control. The transactions with related parties are summarized in the following table:

                                                                                         March 31,
                                                                   ------------------------------------------
                                                                        2001         2000             1999
                                                                    (thousands)   (thousands)     (thousands)
                                                                   ------------------------------------------
      Income
        Transmission costs (a)                                     $           - $           -   $      1,656
        Management fee (b)                                                   868         1,573            340
        Dividends (c)                                                      1,683         1,544          2,573
        Licensing and consulting fees (d)                                  1,419           843          2,270
        Profit on sale of associate                                            -        15,199              -
                                                                   ------------- -------------   ------------
                                                                   $       3,970 $      19,159   $      6,839
                                                                   ============= =============   ============
      Costs
        Channel and programming costs (e)                          $     163,534 $     161,077   $    136,000
        Transmission costs (f)                                                 -             -         28,784
        Software technology license and equipment purchased (g)              333           723              -
        Royalties, license fees and service revenue (h)                      950           465              -
        Directors' and key management emoluments (i), (j)                  4,991         4,308          1,716
                                                                   ------------- -------------   ------------
                                                                   $     169,808 $     166,573   $    166,500
                                                                   ============= =============   ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

16.  Related party transactions (continued)

     (a) Certain costs related to the lease and maintenance of signal distribution are charged on by the Company to one of its associates. The Company disposed of its interest during the previous financial year.

     (b) Management fee charged by the Company to United Broadcasting Corporation Public Company Limited.

     (c)  Dividends received from M-Net/SuperSport.

     (d)  Licensing and consulting fees charged to associates.

     (e) The Company has contracts with M-Net/SuperSport for the supply of program and film rights. The amounts payable under these contracts are calculated based on the number of subscribers and at a rate per subscriber determined on an annual basis.

     (f) The Company was charged by a former associate for services relating to the lease and maintenance of signal distribution equipment. The Company disposed of its interest during the previous financial year.

     (g) Software technology license and equipment purchased from Sun Microsystems by OpenTV.

     (h) Royalties, license fees and service revenue paid to Thomson Consumer Electronics, Inc. by OpenTV.

     (i) Total remuneration of the directors. A listing of the members of the board of directors is shown on page 61 of this annual report.

     (j) The aggregate number of options granted to directors in terms of the employee stock option schemes of the Company during 2001 and at March 31, 2001 respectively are:

          o for entities listed on a recognized stock exchange as follows: by MIH Limited (nominal value of $1.00 per share) 380,000 and 1,434,220, by MIH Holdings Limited (nominal value of South African rand 0.02 per share) 200 and 3,564,978, by OpenTV, Inc. (no par value) 123,692 and 744,000, by Electronic Media Network Limited (nominal value of South African rand 0.02 per share) 420 and 3,167,087, by SuperSport International Holdings Limited (nominal value of South African rand 0.0001 per share) 420 and 3,167,087, by M-Web Holdings Limited (nominal value of South African rand
               0.0001 per share) nil and 5,432,205 (subsequent to year-end this company was delisted); and

          o for privately-owned companies as follows: by Mindport Holdings Limited (nominal value of $1.00 per share) nil and 710,000, by Irdeto Access BV (nominal value of euro 0.01 per share) nil and 110,000, by Mindport Integrated Business Systems BV (nominal value of euro 0.01 per share) nil and 70,000, by M-Web Thailand (BVI) Limited (no par value) 714,862 and 714,862 and by M- Web China (BV) Limited (nominal value of $1.00 per share) 782,073 and 782,073.

          These options were granted on the same terms and conditions as those offered to employees of the Company. During 2001, 130,000 options and at March 31, 2001, 150,000 options were granted to directors who were not also employees of the Company in terms of the MIH Limited Directors' Stock Option Plan.
                                                            March 31,
                                                    ---------------------------
                                                       2001            2000
                                                    (thousands)     (thousands)
                                                    -----------     -----------
The balances of advances, deposits, receivables and payables between the Company and its affiliates are:

Receivables
   M-Web Holdings Limited                          $     957      $       85
                                                   =========      ==========
Payables

   MIH Holdings Limited                            $   4,625      $    5,667
   Electronic Media Network Limited                   12,867          14,486
   SuperSport International Holdings Limited              17             295
                                                   ---------      ----------
                                                   $  17,509      $   20,448
                                                   =========      ==========
Control of Company

As at March 31, 2001 MIH Holdings Limited (MIHH) indirectly owned 100% of the Company's Class B ordinary shares, collectively representing 51.99% of the economic rights. MIHH and its ultimate holding company, Naspers Limited, are publicly traded on the JSE Securities Exchange South
Africa.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                            March 31,
                                                    ---------------------------
                                                       2001            2000
                                                    (thousands)     (thousands)
                                                    -----------     -----------

17.  Provisions (refer note 9)

     Digital set-top boxes upgrade                 $   1,593      $    1,786
     Post-retirement benefits                          1,438           2,140
     Write-down of carrying values of assets
     in certain African countries                          -           3,057
     Losses in joint ventures                          1,803           6,669
     Intellectual property infringement                1,244             621
     Warranties                                        1,827           5,130
     Redundancy                                          725             234
                                                   ---------      ----------
                                                   $   8,630      $   19,637
                                                   =========      ==========

18.   Deferred tax

     The deferred tax relates to the temporary differences between the book values and the tax bases of assets and liabilities.
     Significant components of the Company's
     deferred tax liabilities and assets are
     summarized below:

     Deferred tax liabilities

     Intangible assets                             $   9,066      $    9,980
     Property and equipment                              143               -
                                                   ---------      ----------
    Gross deferred tax liabilities                     9,209           9,980
                                                   ---------      ----------

    Deferred tax assets

    Purchased property and equipment                       -             450
    Accounts receivable and other assets               6,885           3,955
    Accrued expenses and other current liabilities     3,487           3,660
    Leased property and equipment                      9,750           7,543
    Deferred income                                   14,276          11,674
    Tax loss carry-forwards                          104,235          80,426
                                                   ---------      ----------
    Gross deferred tax assets                        138,633         107,708
                                                   ---------      ----------
    Net deferred tax assets                          129,424          97,728
    Less: valuation allowance                       (129,513)        (97,937)
                                                   ---------      -----------
    Net deferred tax liabilities                   $     (89)     $     (209)
                                                   =========      ==========

     The Company has raised a valuation allowance against the net deferred tax assets as in management's estimate it is more likely than not that the deferred tax assets will not be realized, due to the timing limits on the available tax loss carry-forwards that arose on these losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

19.  Share capital

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

     During April 1999, the Company issued 10,435,000 Class A Ordinary Shares in an initial public offering for net proceeds of $171.1 million. Simultaneously with the completion of the public offering, the $46.2 million note payable to Thomson Consumer Electronics, Inc. converted into 2,581,775 Class A Ordinary Shares.

     During the year ended March 31, 2000 the Company issued 1,944,475 Class A Ordinary Shares to the MIH Limited Share Trust (the trust) in connection with a share incentive scheme in return for a $32.5 million note receivable. An additional 1,000,000 Class A ordinary shares were issued to the trust during the year ended March 31, 2001 in return for a $19.0 million note receivable. The notes receivable have been offset against the share capital in the Consolidated Statements of Changes in Shareholder's Equity.

     During April 2000 the Company issued 4,511,000 Class A Ordinary Shares through a follow-on public offering on the Nasdaq and Euronext Amsterdam stock exchanges, raising $180.4 million before expenses.

     On February 14, 2001 459,770 Class A Ordinary Shares were issued in settlement of the consideration to acquire an additional 4% share in Netmed Hellas SA.

     The Company operates an employee share trust for senior employees. The shares carry full dividend and voting rights. Movements in the shares held by the trust were as follows:

                                                         Number of shares
                                                -----------------------------
                                                       2001            2000

Balance at beginning of year                         118,566               -
Shares allotted and issued to the trust            1,000,000       2,000,000
Allocated to employees                              (977,879)     (1,826,249)
Less: shares purchased by participants                     -         (55,185)
                                                ------------    ------------
Balance at end of the year                           140,687         118,566
                                                ============    ============
                                                ------------    ------------
Fair value of shares held at March 31           $  1,732,208    $  7,149,043
                                                ============    ============
                                                ------------    ------------
Loans outstanding at March 31                   $ 52,070,007    $ 31,787,201
                                                ============    ============
Fair value on issuance of shares to the trust   ------------    ------------
during the year                                 $ 19,025,000    $ 32,543,343
                                                ============    ============
Fair value on date of issue of share options    ------------    ------------
granted to employees during the year            $ 19,662,050    $ 31,787,201
                                                ============    ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                                       March 31,
                                                                   -----------------------------------------------
                                                                       2001              2000              1999
                                                                   (thousands)       (thousands)       (thousands)
                                                                   -----------       -----------       -----------
20.  Net revenues and cost of providing services

     Net revenues

     Subscription revenue                                        $     513,607     $     508,940     $     442,734
     Hardware and software sales                                        73,931            81,047            71,998
     Technology revenue                                                150,305           102,360            63,911
     Other revenue                                                      35,725            31,062            29,212
                                                                 -------------     -------------     -------------
                                                                 $    773,568      $     723,409     $     607,855
                                                                 =============     =============     =============
     Cost of providing services
     Subscription                                                $    (292,877)    $    (284,089)    $    (242,828)
     Hardware and software                                             (83,709)          (81,392)          (64,111)
     Technology                                                        (30,827)          (23,092)          (27,039)
     Other costs                                                       (21,509)          (47,021)          (56,514)
                                                                 -------------     -------------     -------------
                                                                 $    (428,922)    $    (435,594)    $    (390,492)
                                                                 =============     =============     =============
21.  Staff costs

     Wages and salaries                                          $     124,985     $     101,725     $      53,665
     Company contributions to defined contribution plans                10,251            11,389            10,778
     Training costs                                                      1,104             1,790             1,657
     Termination benefits                                                    -            11,388            10,778
                                                                 -------------     -------------     -------------
                                                                 $     136,340     $     126,292     $      76,878
                                                                 =============     =============     =============
     Average weekly number of persons employed by the Company
     during the year:
          Full time                                                      3,305             2,269             1,799
                                                                 =============     =============     =============
22.  Financial results, net

     Dividend income                                             $       2,649     $       1,939     $       2,573
     Interest income                                                    29,214            13,726            10,328
     Foreign exchange losses                                           (10,431)           (4,724)             (556)
     Interest expense
          Bank overdrafts, acceptances and loans                       (10,196)           (9,200)          (13,189)
          Finance leases                                               (19,535)          (17,597)           (8,234)
                                                                 -------------     -------------     -------------
                                                                 $      (8,299)    $     (15,856)    $      (9,078)
                                                                 =============     =============     =============
23.  Profit on sale of interests in subsidiaries and
          joint venture, net

     Public offerings:
          OpenTV, Corp.                                          $           -     $      98,584     $           -
          MultiChoice Cyprus Limited                                     4,164                 -                 -
     Introduction of minority shareholders in the following
     subsidiaries:
          Mindport Holdings Limited                                          -            (2,424)                -
          OpenTV, Corp. (1)                                            400,124                 -                 -
          NetMed NV                                                     23,821                 -                 -
          M-Web China (BVI) Limited                                      1,118                 -                 -
     Termination of joint venture arrangement                                -             2,812                 -
     Reversal of provisions relating to sale of NetHold to
     Canal Plus                                                              -                 -            31,093
                                                                 -------------     -------------     -------------
                                                                 $     429,227     $      98,972     $      31,093
                                                                 =============     =============     =============

     (1) Inclusive of $383.4 million dilution gain arising on issue of shares to acquire SpyGlass, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                                       March 31,
                                                                 -------------------------------------------------
                                                                      2001             2000              1999
                                                                  (thousands)       (thousands)       (thousands)
                                                                 -------------     -------------     -------------
24.  Income tax

     Tax:
          Current                                                $     (14,196)    $        (545)    $      (3,464)
          Deferred                                                       7,449               (89)            3,155
                                                                 -------------     -------------     -------------
     Charged against income                                      $      (6,747)    $        (634)    $        (309)
                                                                 =============     =============     =============
     The difference between income tax expense computed at
     statutory rates of the respective companies of 25.56%
     average (2000: 33.4% average) and income tax expense
     provided on results are as follows:

     Income tax (charge)/benefit at statutory rates              $     (13,810)    $       4,495     $      20,662
     Unprovided timing differences                                     (31,696)          (10,870)              341
     Permanent differences:
          Exempt income                                                 12,261            17,815            16,248
          Profit on sale of interests in subsidiaries and
          joint venture, net                                           109,701            37,458                 -
          Equity results in associates and joint ventures              (19,352)          (14,061)          (15,145)
          Expiry of tax losses carried forward                               -            (1,566)           (8,778)
          Non-deductible charges                                        (6,316)          (15,086)             (658)
          Other taxes                                                   (9,771)              (84)           (1,430)
          Goodwill amortization                                        (47,764)          (16,318)          (12,139)
          Change in tax rates                                                -            (2,417)              590
                                                                 -------------     -------------     -------------
     Income tax expense                                          $      (6,747)    $        (634)    $        (309)
                                                                 =============     =============     =============

     The Company has tax loss carry-forwards of approximately $343.4 million. A summary of the tax loss carry-forwards at March 31, 2001 (in thousands) by tax jurisdiction, and the expiry dates is set out below:

                            Africa        Greece    Netherlands      USA          Asia        Total
                          ----------   ----------   -----------  -----------   ----------   -----------
     2002                 $        -   $    5,292   $        -   $         -   $        -   $     5,292
     2003                          -       11,035            -             -            -        11,035
     2004                          -       12,627            -             -            -        12,627
     2005                          -       17,591            -             -            -        17,591
     2006                          -       27,178            -             -            -        27,178
     After 5 years            60,752            -       16,351       143,850       48,765       269,718
                          ----------   ----------   ----------   -----------   ----------   -----------
                          $   60,752   $   73,723   $   16,351   $   143,850   $   48,765   $   343,441
                          ==========   ==========   ==========   ===========   ==========   ===========

     The ultimate outcome of additional tax assessments may vary from the amounts accrued. However, management of the Company believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

     Unprovided timing differences are timing differences that are expected to reverse within the carry-forward period of tax losses (note 2(k)) and are, therefore, effectively a valuation allowance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

25.   Profit/(loss) per share

      Basic profit per share is calculated by dividing the net profit/(loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

      For the diluted profit per share calculation, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, which are in respect of options granted to employees.

      In the diluted profit per share calculation, a calculation is performed to determine the number of shares that could have been acquired at the market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchased" shares to be added to the ordinary shares outstanding for the purpose of calculating the dilution. No adjustment is made to the basic net profit/(loss) per share or where the effect of the dilutive potential ordinary shares is considered to be anti-dilutive.



                                                                2001               2000               1999
      Weighted average number of ordinary                    55,414,252         50,790,662          38,235,000
         shares in issue
      Adjustment for share options                            1,123,598                  -                   -
                                                           -----------------------------------------------------
                                                             56,537,850         50,790,662          38,235,000
                                                           =====================================================

                                                                                 March 31,
                                                           -----------------------------------------------------
                                                                2001               2000               1999
                                                             (thousands)        (thousands)       (thousands)
                                                           -----------------------------------------------------

26.   Non-cash and other

      Depreciation and amortization                         $   202,800        $    74,010         $    51,390
      Amortization of program and film rights                    35,932             38,752              32,237
      Interest expense                                           29,731             26,797              21,423
      Interest income                                           (29,214)           (13,726)            (10,328)
      Dividends received                                         (2,649)            (1,939)             (2,573)
      Equity results in joint ventures                           74,022             39,458              41,219
      Equity results in associates                                1,695              2,163               2,053
      Profit on sale of associate                                     -            (15,199)                  -
      Profit on sale of interests in subsidiaries
         and joint venture, net                                (429,227)           (98,972)            (31,093)
      Loss/(profit) on disposal of property and                     143               (300)               (371)
         equipment
      Loss on marketable securities                              42,926                  -                   -
      Other                                                       5,025                  -                 556
                                                           -----------------------------------------------------
                                                            $   (68,816)       $    51,044         $   104,513
                                                           =====================================================

27.   Working capital

      Increase in trade and other receivables, net          $    (4,846)           (29,842)        $    (3,454)
      Net movements in related party balances                    (3,811)             2,133              12,191
      (Increase)/decrease in inventories, net                    (7,940)             1,037              (1,997)
      Payments for program and film rights                      (43,510)           (38,284)            (84,034)
      Increase in trade payables, accrued expenses
         and other liabilities                                   10,540             61,433              28,263
                                                           -----------------------------------------------------
                                                            $   (49,567)       $    (3,523)            (49,031)
                                                           =====================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                                                                  March 31,
                                                           -----------------------------------------------------
                                                                  2001              2000               1999
                                                              (thousands)        (thousands)        (thousands)
                                                           -----------------------------------------------------
28.   Acquisition of subsidiaries, net of cash acquired

      Fair value of assets and liabilities acquired:
        Property and equipment                              $    (9,970)       $    (1,209)             (7,094)
        Intangible assets                                       (20,791)                 -                   -
        Investments and loans                                   (48,158)              (689)                  -
        Net current (assets)/liabilities                        (75,800)              (729)              2,840
        Long-term liabilities                                     1,919                  -                   -
        Deferred tax                                              7,329                  -                   -
        Minority interest                                             -                657                 175
                                                           -----------------------------------------------------
                                                               (145,471)            (1,970)             (4,079)
        Carrying value of equity investment                                   -                  -                 107
        Goodwill                                               (842,591)           (23,030)            (47,810)
                                                           -----------------------------------------------------
        Consideration                                          (988,062)           (25,000)            (51,782)
        Amounts owing in respect of investments acquired              -                  -              37,282
        Amount settled via shares                               976,746                  -                   -
        Cash acquired                                            79,340              2,752               1,255
                                                           -----------------------------------------------------
        Net cash from/(for) acquisition of subsidiaries     $    68,024        $   (22,248)        $   (13,245)
                                                           =====================================================

29.   Disposal of subsidiary, net of cash disposed

      Fair value of assets and liabilities disposed:
        Property and equipment                              $      849         $         -         $         -
        Goodwill                                                 3,776                   -                   -
                                                           -----------------------------------------------------
      Proceeds on sale of subsidiary                        $    4,625         $         -         $         -
                                                           =====================================================



30.  Business and geographical segments

     The group has determined that its primary reporting format for segments is based on the group's method of internal reporting that disaggregates its businesses by service or product. The group's reportable business segments are Subscriber Platforms and Software Solutions. The group's business is conducted in the following main business segments:

     Subscriber Platforms

     o Television, through the Company's subsidiaries and joint ventures based in Africa and the Middle East, the Mediterranean and Thailand, which mainly generates revenue from local customers.

     o Internet, through the Company's subsidiaries and joint ventures based in Thailand, China, Indonesia and Africa, which generates revenue from local customers.

     Software Solutions

     o OpenTV, through the Company's subsidiary based in the United States, which generates revenue from customers throughout the world.

     o Mindport, through the Company's subsidiaries based in the Netherlands and the United States, which generates revenue from customers based around the world.

     As a result of the growth and realignment of certain of the Company's businesses during the year, the reportable segments have changed compared with previously issued financial statements. The comparative segment disclosures have been restated to reflect the Company's revised reportable segments. The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements, as described in note 1.

     The joint venture interests in UBC (Subscriber Platforms: Television) and M-Web (Subscriber Platforms: Internet) are accounted for using the equity method of accounting. The Company's share of the results of these joint ventures is, therefore, included under the line item "equity results in joint ventures" in the Subscriber Platforms:
     Television and Subscriber Platforms: Internet, respectively.

     The following tables present the Company's reportable segments using the principles of IAS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

30.   Business and geographical segments (continued)

      Primary reporting format under IAS


                                                                Year ended March 31, 2001
                                -----------------------------------------------------------------------------------------
                                  Subscriber Platforms       Software Solutions
                                -------------------------  -----------------------             Reconciling   Consolidated
                                  Television  Internet       Mindport    OpenTV     Corporate      items         total
                                 (thousands) (thousands)   (thousands) (thousands) (thousands)  (thousands)   (thousands)
                                -----------------------------------------------------------------------------------------

REVENUE

External                          $  621,891  $    8,649   $   70,625  $   72,403  $        -   $        -    $  773,568
Inter-segmental                        1,533           -        5,586       2,176           -       (9,295)            -
                                -----------------------------------------------------------------------------------------
Total revenue                     $  623,424  $    8,649   $   76,211  $   74,579  $        -       (9,295)      773,568
                                =========================================================================================
RESULTS

Earnings/(loss) before interest,  $   51,329  $  (41,238)  $  (12,379)    (32,032) $  (11,130)  $        -    $  (45,450)
  tax, depreciation and
  amortization (c)
Depreciation and amortization (d)    (55,037)    (11,201)      (8,664)   (127,645)       (253)           -      (202,800)
                                -----------------------------------------------------------------------------------------
Operating loss                        (3,708)    (52,439)     (21,043)   (159,677)    (11,383)           -      (248,250)
Equity results in associates          (1,695)          -            -           -           -            -        (1,695)
Equity results in joint ventures     (54,324)    (19,706)           -           -           8            -       (74,022)
Interest expense                     (71,271)       (350)      (2,910)          -        (851)      45,651 (a)   (29,731)
Interest income                        6,154         203        1,379      13,344      53,785      (45,651)(a)    29,214
Exchange (losses)/gains               (7,163)     (3,664)       1,450           -      (1,054)           -       (10,431)
Loss on marketable securities              -           -            -     (42,926)          -            -       (42,926)
Dividend income                        2,535         114            -           -           -            -        2,649
Profit on sale of interests in        28,016       1,217            -     399,994           -            -       429,227
  subsidiaries and joint venture,
  net
Income tax                            (6,927)       (387)      (3,485)      7,449      (3,397)           -        (6,747)
Minority interest                     (2,227)      7,699            -      99,472           -            -       104,944
                                -----------------------------------------------------------------------------------------
Net (loss)/profit                 $ (110,610) $  (67,313)  $   (24,609)$  317,656  $   37,108   $        -    $  152,232
                                =========================================================================================
OTHER INFORMATION
Segment assets                    $  373,435  $  100,194   $   357,587 $  770,018  $  817,079   $ (488,608)(b)$1,929,705
Investment in equity method           12,577           -             -          -           -            -        12,577
  associates
Investment in equity method joint     27,507       1,008             -          -       1,592            -        30,107
  ventures
Segment liabilities                  803,918      99,179       103,589     31,093      83,468     (488,608)(b)   632,639
Capital expenditure                   11,099      19,368         4,911     10,935           -            -        46,313
Amortization of program & film        35,932           -             -          -           -            -        35,932
  rights
Impairment charges                    22,771           -             -          -           -            -        22,771



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

30.   Business and geographical segments (continued)


                                                                Year ended March 31, 2000
                                -----------------------------------------------------------------------------------------
                                  Subscriber Platforms       Software Solutions
                                -------------------------  -----------------------             Reconciling   Consolidated
                                  Television  Internet       Mindport    OpenTV     Corporate      items         total
                                 (thousands) (thousands)   (thousands) (thousands) (thousands)  (thousands)   (thousands)
                                -----------------------------------------------------------------------------------------

REVENUE
External                          $  631,467  $      413   $    60,493 $   31,036  $        -   $        -    $  723,409
Inter-segmental                          562          35        11,252          -           -      (11,849)            -
                                -----------------------------------------------------------------------------------------
Total revenue                     $  632,029  $      448   $    71,745 $   31,036  $        -   $  (11,849)   $  723,409
                                =========================================================================================
RESULTS
Earnings/(loss) before interest,  $   48,792  $   (9,285)  $    (9,642)$  (15,001) $  (11,022)  $        -    $    3,842
  tax, depreciation and
  amortization (c)
Depreciation and amortization (d)    (57,012)     (1,210)       (5,100)   (10,331)       (357)           -       (74,010)
                                -----------------------------------------------------------------------------------------
Operating loss                        (8,220)    (10,495)      (14,742)   (25,332)    (11,379)           -       (70,168)
Equity results in associates          (2,163)          -             -          -           -            -        (2,163)
Equity results in joint ventures     (32,610)     (6,447)            -          -        (401)           -       (39,458)
Interest expense                     (71,031)       (165)         (858)         -        (805)      46,062 (a)   (26,797)
Interest income                        4,709           3           448      3,727      50,901      (46,062)(a)    13,726
Exchange (losses)/gains               (6,500)        (23)        1,464          -         335            -        (4,724)
Dividend income                        1,939           -             -          -           -            -         1,939
Profit on sale of associate           15,199           -                        -           -            -        15,199
Profit on sale of interest in              -           -         2,812     96,160           -            -        98,972
  subsidiaries and joint
  venture, net
Income tax                            (1,666)          -         1,470          -        (438)           -          (634)
Minority interest                       (478)          -         3,199      2,153          88            -         4,962
Loss from discontinuing operations    (7,878)          -             -          -           -            -        (7,878)
                                 -----------------------------------------------------------------------------------------
Net (loss)/profit                 $ (108,699) $  (17,127)  $    (6,207)$   76,708  $   38,301   $        -    $  (17,024)
                                 =========================================================================================
OTHER INFORMATION
Segment assets                    $  365,225  $   33,809   $    41,512 $  193,840  $  877,809   $ (515,640)(b)$   996,555
Investment in equity method           14,954           -             -          -           -            -         14,954
  associates
Investment in equity method joint     44,486      10,435             -          -           -            -         54,921
  ventures
Segment liabilities                  925,090      45,483        47,203      13,003      34,619     (515,640)(b)   549,758
Capital expenditure                   12,963       4,007         3,325       4,533         666            -        25,494
Amortization of program & film        38,752           -             -           -           -            -        38,752
  rights


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

30.   Business and geographical segments (continued)


                                                                Year ended March 31, 1999
                                -----------------------------------------------------------------------------------------
                                  Subscriber Platforms       Software Solutions
                                -------------------------  -----------------------             Reconciling   Consolidated
                                  Television  Internet       Mindport    OpenTV     Corporate      items         total
                                 (thousands) (thousands)   (thousands) (thousands) (thousands)  (thousands)   (thousands)
                                -----------------------------------------------------------------------------------------
REVENUE
External                         $   543,944 $         -   $    63,911 $         - $         -  $         -   $  607,855
Inter-segmental                          551           -         9,355           -           -       (9,906)           -
                                -----------------------------------------------------------------------------------------
Total revenue                    $   544,495 $         -   $    73,266 $         - $         -  $    (9,906)  $  607,855
                                =========================================================================================
RESULTS
Earnings/(loss) before interest, $    26,562 $             $    (1,257)$         - $   (11,693) $         -   $   13,612
  tax, depreciation and
  amortization (c)
Depreciation and amortization (d)    (47,476)          -        (3,690)          -        (224)           -      (51,390)
                                -----------------------------------------------------------------------------------------
Operating loss                       (20,914)          -        (4,947)          -     (11,917)           -      (37,778)
Equity results in associates          (2,053)          -             -           -           -            -       (2,053)
Equity results in joint ventures     (34,579)          -             -      (6,640)          -            -      (41,219)
Interest expense                     (55,403)          -        (3,064)          -     (15,501)      52,545      (21,423)
Interest income                        4,961           -         4,180           -      53,732      (52,545)      10,328
Exchange gains/(losses)                4,698           -        (1,516)          -      (3,738)                     (556)
Dividend income                        2,573           -             -           -           -            -        2,573
Profit on sale of joint venture            -           -             -           -      31,093            -       31,093
Income tax                            (2,214)          -         2,155           -        (250)           -         (309)
Minority interest                        371           -             -           -           -            -          371
Loss from discontinuing               (9,866)          -             -           -           -            -        (9,866)
  operations
                                -----------------------------------------------------------------------------------------
Net (loss)/profit                $  (112,426) $        -   $    (3,192)$    (6,640)$    53,419  $         -   $   (68,839)
                                =========================================================================================
OTHER INFORMATION
Segment assets                   $   683,747  $        -   $   129,288 $     8,088 $   712,663  $  (757,559)(b)$  776,227
Investment in equity method           14,000           -             -           -           -            -        14,000
  associates
Investment in equity method joint     54,924           -             -           -           -                     54,924
  ventures
Segment liabilities                  854,633           -        64,697       6,543     430,706     (757,559)(b)   599,020
Capital expenditure                    9,586           -         1,766           -           -            -        11,352
Amortization of program & film        32,237           -             -           -           -            -        32,237
  rights


(a) Represents interest income and expenses on loans between group companies in different segments and Corporate that eliminate on consolidation.

(b) Represents adjustments to the assets and liabilities for the segments relating to inter-segment loans that eliminate on consolidation.

(c) Earnings before interest, tax, depreciation and amortization is provided in addition to and not as a substitute for operating loss.

(d) Excludes amortization of program and film rights included in cost of providing services and amortization of goodwill on equity method investments included in equity results in joint ventures and equity results in associates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

30.  Business and geographical segments (continued)

     Secondary reporting format - geographical segments

     The group operates in four main geographical areas:

     Africa and the Middle East: The Company generates revenue from television platform services with operations in various countries, of which South Africa is the most significant. Additionally, the Company provides internet services and generates revenue from the sale and licensing of interactive television and technology products and services, which are provided by subsidiaries based in the United States of America and the Netherlands.

     Mediterranean: The Company generates television platform revenue through operations in Greece and Cyprus. Additionally, the Company provides internet services and generates revenue from the sale and licensing of interactive television and technology products and services, which are provided by subsidiaries based in the United States of America and the Netherlands.

     Asia: The Company's activities comprise its interest in internet activities based in Thailand, Indonesia and China. Furthermore, the Company generates revenue from the sale and licensing of interactive television and technology products and services, which are provided by subsidiaries based in the United States of America and the Netherlands.

     United States of America: The Company's activities comprise its interest in OpenTV, providing interactive television, based in the United States of America.

     Other: Other includes the Company's subsidiaries, which are located mainly in the Netherlands, providing technology products and services. It also includes the assets of MIHL, based in the British Virgin Islands, which mainly comprise cash and investments in Group companies.

                          Africa &      Mediterranean       Asia          USA          Other       Reconciling       Total
                        Middle East                                                                   items
                        (thousands)      (thousands)     (thousands)  (thousands)   (thousands)    (thousands)    (thousands)
                        ------------    -------------  ------------- ------------  -------------  ------------   -------------
Year ended March 31,
2001

External revenue (1)     $  482,446      $   148,757    $  37,843    $  30,164    $    74,358     $        -     $   773,568
Segment assets (2)          237,116          179,651       56,682      770,061      1,172,907       (486,712)      1,929,705
Capital expenditure (2)       5,952            5,365       11,159       10,935          4,911              -          38,322

Year ended March 31,
2000

External revenue         $  495,677      $   144,478    $  16,794    $   6,483    $    59,977     $        -     $   723,409
Segment assets              216,090          265,912       15,853      193,840        900,845       (515,640)      1,076,900
Capital expenditure           8,246            5,346        3,537        4,533          3,832              -          25,494

Year ended March 31,
1999

External revenue         $  416,243      $   136,985    $ 18,501     $   5,213    $    30,913     $        -      $  607,855
Segment assets              362,843          213,288     107,616             -        850,039       (757,559)        776,227
Capital expenditure           5,091            4,495           -             -          1,766              -          11,352


     (1) External revenue by destination
     (2) Country of origin

     Included in the Africa and Middle East regions are external revenues to customers located in South Africa of $475.6 million (2000: $487.5 million, 1999: $384.2 million), and long-lived assets and capital expenditure of $117.2 million (2000: $122.0 million, 1999: $270.4 million) and $5.9 million (2000: $8.2 million, 1999: $9.4 million) respectively whose country of origin is South Africa.

     Included in the Mediterranean region and the United States of America are long-lived assets of $110.9 million (2000: $193.1 million, 1999: $117.0 million) and $563.2 million (2000: $73.5 million) respectively.

     Included in other is revenue of $nil and long-lived assets of $674.1 million (2000: $381.0 million, 1999: $299.8 million) relating to MIHL, based in the British Virgin Islands.

     With the exception of South Africa, the Mediterranean and the United States of America, no other individual country contributed more than 10% of consolidated net revenues and assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

30.  Business and geographical segments (continued)

     Primary reporting format under US GAAP

     The following tables present the Company's reportable segments using the principles of IAS and the United States Generally Accepted Accounting Practice (US GAAP) principles of SFAS 131.

     Since the Company's Chief Executive Officer reviews the full financial results, including revenue and expenses, of the Company's joint ventures on a regular basis, for decision making regarding the allocation of resources, full disclosure is provided regarding the revenues and expenses of these joint ventures to comply with the management approach of SFAS 131.

     In addition to the reconciling items recorded and disclosed under IAS in the preceding tables, the reconciling items in the US GAAP segmental disclosures in the following tables include the elimination of the revenue and expenses relating mainly to UBC and M-Web, to reconcile the total segmental revenues and expenses to the consolidated revenue and expenses, since UBC and M-Web are accounted for using the equity method of accounting in the Company's consolidated financial statements.


                                                                     Year ended March 31, 2001
                             -------------------------------------------------------------------------------------------
                               Subscriber Platforms       Software Solutions                  Reconciling   Consolidated
                             -------------------------  --------------------------
                              Television    Internet      Mindport      OpenTV     Corporate    items          total

                             (thousands)  (thousands)   (thousands)   (thousands) (thousands) (thousands)   (thousands)
                             ------------------------------------------------------------------------------------------
REVENUE
External                     $  744,488  $   65,556    $    70,625   $   72,403   $       -  $  (179,504) $     773,568
Inter-segmental                   1,533         158          5,586        2,176           -       (9,453)             -
                             ------------------------------------------------------------------------------------------
Total revenue                $  746,021  $   65,714    $    76,211   $   74,579   $       -  $  (188,957) $     773,568
                             ==========================================================================================
RESULTS
Earnings/(loss) before
interest, tax, depreciation
and amortization             $   61,582  $  (73,001)   $   (12,379)  $  (32,032)  $ (11,130) $    21,510  $     (45,450)
Depreciation and
amortization                   (115,083)    (33,536)        (8,664)    (127,645)       (253)      82,381       (202,800)
                             ------------------------------------------------------------------------------------------
Operating loss                  (53,501)   (106,537)       (21,043)    (159,677)    (11,383)     103,891       (248,250)
Equity accounted results        (26,636)       (693)             -            -           8      (48,396)       (75,717)
Financial results, net          (85,315)     (2,115)           (81)      13,344      51,880       13,988         (8,299)
Loss on marketable
securities                            -           -              -      (42,926)          -            -        (42,926)
Profit on sale/dilution of
subsidiaries and joint
venture, net                     28,016       1,217              -      399,994           -            -        429,227
                             ------------------------------------------------------------------------------------------
(Loss)/earnings before tax
and minority interests         (137,436)   (108,128)       (21,124)     210,735      40,505       69,483         54,035
Income tax                       (6,927)       (838)        (3,485)       7,449      (3,397)         451         (6,747)
Minority interests               33,753      41,653              -       99,472           -      (69,934)       104,944
                             ------------------------------------------------------------------------------------------
Net (loss)/profit            $ (110,610) $  (67,313)   $   (24,609)  $  317,656   $  37,108  $         -  $     152,232
                             ==========================================================================================
OTHER INFORMATION
Segment assets               $  503,217  $  157,458    $   357,587   $  770,018   $ 817,079  $  (675,654)     1,929,705
Investment in equity method
investees                         7,617           -              -            -       1,592       33,475         42,684
Capital expenditure              25,167      34,709          4,911       10,935           -      (29,409)        46,313


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

30.   Business and geographical segments (continued)

                                                                     Year ended March 31, 2000
                             ------------------------------------------------------------------------------------------
                             Subscriber Platforms         Software Solutions                  Reconciling   Consolidated
                             -----------------------   ------------------------
                             Television   Internet       Mindport     OpenTV      Corporate      items          total
                             (thousands) (thousands)   (thousands)  (thousands)  (thousands)  (thousands)    (thousands)
                             ------------------------------------------------------------------------------------------
REVENUE
External                     $  745,787  $   23,052    $    60,493   $   31,036   $       -  $  (136,959) $     723,409
Inter-segmental                     562       1,654         11,252            -           -      (13,468)             -
                             ------------------------------------------------------------------------------------------
Total revenue                $  746,349  $   24,706    $    71,745   $   31,036   $       -  $  (150,427)       723,409
                             ==========================================================================================
RESULTS
Earnings/(loss) before
interest, tax, depreciation
and amortization             $   44,076  $  (33,792)   $    (9,642)  $  (15,001) $ (11,022)  $    29,223  $       3,842
Depreciation and
amortization                   (119,076)     (9,083)        (5,100)     (10,332)       (356)      69,937        (74,010)
                             ------------------------------------------------------------------------------------------
Operating loss                  (75,000)    (42,875)       (14,742)     (25,333)    (11,378)      99,160        (70,168)
Equity accounted results         (8,558)       (205)             -            -        (402)     (32,456)       (41,621)
Financial results, net          (80,864)      1,097          1,053        3,727      50,432        8,699        (15,856)
Profit on sale of associate      15,199       1,488              -            -           -       (1,488)        15,199

Profit on sale of interests
in subsidiaries and joint
venture, net                          -           -          2,812       96,160           -            -         98,972
                             ------------------------------------------------------------------------------------------
(Loss)/earnings before tax
and minority interests         (149,223)    (40,495)       (10,877)      74,554      38,652       73,915        (13,474)
Income tax                       (1,713)          -          1,470            -        (439)          48           (634)
Minority interests               50,117      23,367          3,199        2,153          89      (73,963)         4,962
Loss from discontinuing
operations                       (7,878)          -              -            -           -            -         (7,878)
                             ------------------------------------------------------------------------------------------
Net (loss)/profit            $ (108,697) $  (17,128)   $    (6,208)  $   76,707   $  38,302  $         -  $     (17,024)
                             ==========================================================================================

OTHER INFORMATION
Segment assets               $  602,183  $  122,182    $    41,512   $  193,840   $ 877,809  $  (840,971) $     996,555
Investment in equity method
investees                        21,790       2,704            671            -           -       44,710         69,875
Capital expenditure              18,974       8,043          3,325        4,533         666      (10,047)        25,494

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

30.  Business and geographical segments (continued)


                                                                Year ended March 31, 1999
                                -----------------------------------------------------------------------------------------
                                  Subscriber Platforms       Software Solutions
                                -------------------------  -----------------------             Reconciling   Consolidated
                                  Television  Internet       Mindport    OpenTV     Corporate      items         total
                                 (thousands) (thousands)   (thousands) (thousands) (thousands)  (thousands)   (thousands)
                                -----------------------------------------------------------------------------------------

REVENUE
External                          $  612,245  $        -   $   63,911   $   15,185 $        -   $  (83,486)   $   607,855
Inter-segmental                          551                    9,355            -          -       (9,906)             -
                                -----------------------------------------------------------------------------------------
Total revenue                     $  612,796  $        -   $   73,266   $   15,185 $        -   $  (93,392)       607,855
                                =========================================================================================
RESULTS
(Loss)/earnings before            $  (15,057) $        -   $   (1,257)  $   (9,676)$  (11,692)  $   51,294    $    13,612
  interest, tax, depreciation
  and amortization
Depreciation and amortization        (78,800)          -       (3,690)       (2,780)      (225)      34,105        (51,390)
                                -----------------------------------------------------------------------------------------
Operating loss                       (93,857)          -       (4,947)     (12,456)   (11,917)      85,399        (37,778)
Equity accounted results              (3,938)          -            -            -          -      (39,334)       (43,272)
Financial results, net               (55,003)          -         (400)          47     34,493       11,785         (9,078)
Profit on sale of joint venture            -           -            -            -     31,093            -         31,093
                                -----------------------------------------------------------------------------------------
(Loss)/earnings before tax          (152,798)          -       (5,347)     (12,409)    53,669       57,850        (59,035)
  and minority interests
Income tax                            (2,237)          -        2,155            -       (250)          23           (309)
Minority interests                    52,475           -            -        5,769          -      (57,873)           371
Loss from discontinuing               (9,866)          -            -            -          -            -         (9,866)
  operations
                                -----------------------------------------------------------------------------------------
Net (loss)/profit                 $ (112,426) $        -   $   (3,192)  $   (6,640)$   53,419   $        -    $   (68,839)
                                =========================================================================================
OTHER INFORMATION
Segment assets                    $  765,222  $        -   $  129,288   $    8,088 $  712,663   $ (839,034)   $   776,227
Investment in equity method           18,218           -            -            -          -       50,706         68,924
  investees
Capital expenditure                     9,931           -        1,766        1,531          -       (1,876)        11,352


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

31.  Commitments and contingencies

     (a)  Program and film rights and set-top boxes

          At March 31, 2001 the Company had entered into contracts for the purchase of program and film rights, and set-top boxes. The Company's commitments in respect of these contracts amounted to $104.3 million (2000: $120.0 million) and $44.5 million (2000:
          $12.5 million) respectively.

     (b)  Capital expenditure

          Commitments in respect of contracts placed for capital expenditure amount to $3.5 million (2000: $3.0 million).

     (c)  Operating lease commitments

          Refer to note 10.

     (d)  Lines of credit

          At March 31, 2001 the Company had unused overdraft borrowing facilities of $59 million. Subsequent to year end MIHL extended its unused and available lines of credit to $100 million, for which the Company's investments in the following shares has been pledged as security: Myriad International Holdings BV, MIH Sarl, Irdeto Access BV, Mindport BV, Myriad Holdings Africa BV, NetMed NV, OpenTV, Corp. and United Broadcasting Corporation Public Company Limited.

     (e)  Loss insurance

          The Company does not generally carry risk of loss insurance for injury to others, damage to the property of others, or interruption of its business operations.

     (f)  Guarantees

          At March 31, 2001 the Company had guarantees of $7.9 million (2000: $4.2 million) in respect of office and hire rental contracts.

     (g)  Claims

          Certain of the Company's subsidiaries are defendants of a claim from a supplier for an amount of $19.3 million in respect of alleged damages for an alleged breach in terms of trade. Based on the facts and pleadings to date, the Company's attorneys and the directors are of the opinion that there is a strong likelihood that the Company will be successful in defending this action without loss to the Company other than charges for legal council, and no provision has therefore been raised.

      It is intended to fund the commitments mentioned in paragraphs (a) to
      (c) above from existing borrowing facilities and funds generated within the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

32.  Risk management

     Credit risk

     The Company is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments with high-quality institutions. The Company's policy is designed to limit exposure to any one institution and invest its excess cash in low-risk investment accounts. No losses have been experienced on such accounts. At March 31, 2001 cash and current investments were held with numerous financial institutions. With respect to accounts receivable, the Company's customer base is dispersed across many geographical areas. Customers' payment history is monitored and allowances for doubtful accounts are established when necessary.

     Interest rate and equity market risk

     The Company generally does not undertake any specific actions to cover its exposure to interest rate risk. At March 31, 2001 the Company's assets only included certain short-term fixed or variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates owing to their short-term nature and variable interest rates, respectively. At March 31, 2001 the fair value of its U.S. dollar-denominated finance lease liabilities was estimated at $229.3 million (2000: $181.6 million). Assuming an increase of 1.5 percentage points on the weighted average interest rate, the fair value of the finance lease liabilities would be approximately $12.8 million lower than the fair value at March 31, 2001. A similar increase in the interest rate on other long-term debt has no material impact on the fair value.

     The Company's portfolio of equity securities includes a minority equity investment in a United Kingdom company, which is traded on the London and EASDAQ stock exchanges (refer note 38(h)). In connection with this investment the Company recognized a loss of $27.9 million of which $19.1 million is unrealized (included in "Loss on marketable securities" in the Consolidated Statement of Operations). Subsequent to year-end the Company has liquidated its entire investment in this company. The Company's portfolio of equity securities also includes investments in a number of privately held companies, many of which can still be considered to be in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development may never materialize. During fiscal 2001 the Company wrote off $15 million (included in "Loss on marketable securities" in the Consolidated Statement of Operations) in respect of such investments.

     Foreign currency management

     The Company's functional currencies are generally the local currencies of the countries in which it operates. All transactions in currencies other than the given functional currency are recorded at the rate of exchange of the transaction. Any resulting exchange differences are included in current results. The cumulative translation effects of translating the financial statements using functional currencies other than the U.S. dollar to the reporting currency, are included in the foreign currency translation adjustment in shareholders' equity and are included in net earnings upon sale or liquidation of the underlying investments only.

     A number of the Company's subsidiaries use foreign currency forward exchange contracts, which typically expire within one year, to hedge a substantial portion of their currency risks arising from payments of foreign currencies related to the purchase of goods and services in currencies other than their functional currency. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions are included in earnings. The Company had foreign exchange forward contracts on hand at March 31, 2001, hedging the South African rand and Greek drachma against the U.S. dollar. The Company does not currently hold or issue derivative financial or interest rate instruments for trading purposes, but intends to continue to use forward exchange contracts to limit its exposure to expected depreciation of some of its functional currencies relative to foreign currencies in which it incurs a significant portion of its cost.

     The Company's forward exchange contracts are primarily to hedge the South African rand and Greek drachma against the U.S. dollar. During the year ended March 31, 2001 the value of the U.S. dollar increased against the South African rand by approximately 22.34% and the Greek drachma by approximately 12.07%. The cost of its foreign currency commitments was approximately $4.8 million less during this year as a result of forward currency contracts entered into, measured as the difference between the spot rate and the contract rate at the contract due date. At March 31, 2001 the Company's net monetary liability position in U.S. dollars, subject to risk of foreign currency exchange rate fluctuations, amounted to $129 million. The exposure amount primarily reflects U.S. dollar-denominated debt relating to finance lease commitments and program and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result on these foreign denominated balances from a hypothetical appreciation of 10% of the U.S. dollar, European currency unit and the Netherlands guilder against the South African rand and Greek drachma is estimated to be $14.9 million. The Company's exposure to changes in other currencies is not expected to be material.

     The contractual amounts, exchange rates and settlement dates of the outstanding contracts at March 31, 2001 are set out below:



                                     Contractual             Average
                                       Amounts               exchange
                                     (thousands)              rates          Settlement dates
                                    --------------         ------------      ----------------

     South African rand/US dollar     $ 90,885                 7.4           April 1, 2001 to March 4, 2003
     Greek drachmae/US dollar         $  4,562               362.4           April 26, 2001 to August 24, 2001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

33.  Fair value of financial instruments

     The carrying amount of cash and cash equivalents approximates fair value as a consequence of the short maturities of these instruments. The value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowings. Marketable securities are stated at fair value. The fair value of long-term private equity investments is based on the directors' valuation. The value of forward exchange contracts is based on quoted market prices. A comparison of the carrying value and fair value of these instruments is as follows:


                                                   March 31, 2001                       March 31, 2000
                                        ------------------------------------  -----------------------------------
                                           Carrying                               Carrying
                                             value           Fair value             value           Fair value
                                          (thousands)        (thousands)         (thousands)        (thousands)
                                        ----------------   ----------------   -----------------  ----------------

Assets:
  Cash and cash equivalents             $   329,686        $   329,686        $     180,009      $    180,009
  Receivables                               115,739            115,739               99,655            99,655
  Long-term private equity investments       29,260             29,260               12,970            12,970
  Marketable securities                     104,024            104,024              118,839           118,839

Liabilities
  Payables and provisions                   241,599            241,599              229,725           229,725
  Short-term borrowings                     123,546            123,546               94,064            94,064
  Long-term debt                            267,405            267,405              225,760           225,760

Off-balance-sheet instruments
  Forward exchange contracts                 95,447            102,562              113,419           111,244


34.  Pension funds

     The Company has defined contribution plans covering employees of most of its subsidiaries. The Company's contributions under these plans are based primarily on the performance of the business units and employee compensation. Total expense amounted to $6.6 million for 2001, $7.3 million for 2000 and $7.1 million for 1999.

35.  Post-retirement benefits

     MCA provides post-retirement benefits by way of medical aid contributions. At March 31, 2001 and 2000 the provision for benefits was $1.4 million and $2.1 million, respectively. During the year ended March 31, 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits plan in exchange for an increase of MCA's annual contributions to the retirement benefit fund. The provision is gradually released to operating results to match the additional contributions to the retirement benefit plan.

36.  Subsequent events

     Subsequent to year-end the Group acquired for $32 million a 46.5% stake in QQ, the most pervasive instant-messaging platform in China, from IDG Technology Venture Investment, Inc., IDG Technology Venture Investments LP, Millenium Vocal Limited and various private shareholders. Instant-messaging has become an important communications tool worldwide. QQ is currently the leading instant-messaging service, with 18 million active customers, representing 95% of the market.

     Subsequent to year-end OpenTV acquired, for a consideration of $59 million, all the outstanding shares of Static 2358 Limited, a leading interactive television software development and entertainment company and creator of Playjam, the world's most successful iTV entertainment and games channel.

     Subsequent to year-end the Group reduced its interest in AEK FC SA to a direct holding of 15%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.  Employee stock option plans

     The following employee stock option plans were in operation during the financial year:

     (a)  MIHH

          The Company's management and employees participate in the Stock Option Plan of the Company's parent, MIHH (the MIHH Plan). Under the plan, MIHH may grant options to its employees for up to 26.4 million shares of MIHH's common stock. Stock options may be granted with an exercise price of not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

          Activity under the MIHH Plan is as follows:

                                                   March 31, 2001            March 31, 2000            March 31, 1999
                                              ------------------------------------------------------------------------------
                                                             Weighted                  Weighted                   Weighted
                                                             average                    average                   average
                                                             exercise                  exercise                   exercise
                                                Shares     price (ZAR)     Shares     price (ZAR)    Shares     price (ZAR)
                                              ------------------------------------------------------------------------------

Outstanding at April 1, 2000, 1999 and 1998    8,852,838      16.39       9,519,986     14.29       6,770,048      15.22
Granted                                          772,222      43.89         607,913     46.17       3,385,245      11.82
Exercised                                       (678,225)     18.03        (729,511)    14.57        (400,023)     13.61
Forfeited                                       (375,055)     54.33        (545,550)    19.90        (235,284)     15.62
Cancelled                                       (307,940)     56.34               -         -               -          -
                                              ------------------------------------------------------------------------------
Outstanding at March 31, 2001, 2000 and 1999   8,263,840      17.30       8,852,838     16.39       9,519,986      14.29
                                              ==============================================================================

The following table summarizes information about the stock options outstanding at March 31, 2001:



                                       Options outstanding                          Options currently exercisable
                       -----------------------------------------------------------------------------------------------
                                             Weighted
                           Number            average
                        outstanding at       remaining        Weighted average     Exercisable at   Weighted average
 Range of exercise        March 31,        contractual         exercise price        March 31,       exercise price
    price (ZAR)             2001           life (years)            (ZAR)               2001               (ZAR)
------------------     ----------------  ----------------  --------------------  ----------------- -------------------
  5.60  -  10.00           899,965             5.28                8.06               300,423             6.37
 10.01  -  15.00         2,224,591             6.88               12.77               275,806            12.50
 15.01  -  22.50         4,478,542             6.08               16.56             1,416,054            16.46
 22.51  -  58.00           495,942             9.17               42.23                     -                -
      74.00                164,800             8.96               74.00                     -                -
                       ----------------                                          -----------------
                         8,263,840                                                  1,992,283
                       ================                                          =================



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

     37.  Employee stock option plans (continued)

     (b)  MIHL

          On March 25, 1999 the Company established the MIH Limited Share Scheme (the MIHL Plan) under which it may award options for no more than 10% of the total number of ordinary shares. Stock options may be granted with an exercise price of not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

          Activity under the MIHL Plan is as follows:

                                                        March 31, 2001                March 31, 2000
                                                  ----------------------------------------------------------
                                                                  Weighted                      Weighted
                                                                   average                       average
                                                                   exercise                      exercise
                                                      Shares       price ($)       Shares       price ($)
                                                  ------------- --------------  ------------- --------------
Outstanding at April 1, 2000 and 1999               1,826,249      16.42                 -             -
Granted                                             1,041,059      20.03         1,993,877         16.27
Exercised                                                   -          -           (78,833)        12.76
Forfeited                                             (53,680)     16.80           (88,795)            -
Cancelled                                             (68,690)     63.25                 -          1.00
                                                  ------------- --------------  ------------- --------------
Outstanding at March 31, 2001 and 2000              2,744,938      17.26         1,826,249         16.42
                                                  ============= ==============  ============= ==============


The following table summarizes information about the stock options outstanding at March 31, 2001:


                                         Weighted
                                          average
                        Outstanding      remaining
 Range of Exercise      at March 31,    contractual
     price ($)             2001        life (years)
-------------------   ---------------  -------------
      10.57               854,552          8.00
      12.63               665,265          9.79
      18.63               695,607          8.08
      26.50                   100          8.25
      28.88                31,815          9.38
      29.38               176,190          8.50
      30.00                86,666          9.50
      30.62                25,000          9.50
      34.88               200,113          9.17
      52.38                 7,820          8.50
      71.50                 1,810          8.92
-------------------   ---------------  -------------
                        2,744,938
                      ===============

          As of March 31, 2001 no options were exercisable.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.  Employee stock option plans (continued)

     (c)  Mindport Holdings Limited (continued)

          Activity under the MHL Plan is as follows:

                                                        March 31, 2001                March 31, 2000
                                                  ----------------------------  ----------------------------
                                                                  Weighted                      Weighted
                                                                   average                       average
                                                                   exercise                      exercise
                                                      Shares       price ($)       Shares       price ($)
                                                  ------------- --------------  ------------- --------------
         Outstanding at April 1, 2000 and 1999      1,153,441           9.22              -              -
         Granted                                            -              -      2,044,010           9.22
         Exercised                                    (38,372)          9.22       (842,683)          9.22
         Forfeited                                     (5,060)          9.22        (47,886)          9.22
                                                  ------------- --------------  ------------- --------------
         Outstanding at March 31, 2001 and 2000     1,110,009           9.22      1,153,441           9.22
                                                  ============= ==============  ============= ==============

         Activity under the MIBS Plan is as follows:

                                                        March 31, 2001                March 31, 2000
                                                  ----------------------------  ----------------------------
                                                                  Weighted                      Weighted
                                                                   average                       average
                                                                   exercise                      exercise
                                                      Shares       price ($)       Shares       price ($)
                                                  ------------- --------------  ------------- --------------
        Outstanding at April 1, 2000 and 1999         154,895          8.83               -                -
        Granted                                       134,348          9.48         187,612             8.83
        Forfeited                                     (74,076)         9.40         (32,717)            8.83
                                                  ------------- --------------  ------------- --------------
        Outstanding at March 31, 2001 and 2000        215,167          9.04         154,895             8.83
                                                  ============= ==============  ============= ==============

        Activity under the IA Plan is as follows:

                                                        March 31, 2001                March 31, 2000
                                                  ----------------------------  ----------------------------
                                                                  Weighted                      Weighted
                                                                   average                       average
                                                                   exercise                      exercise
                                                      Shares       price ($)       Shares       price ($)
                                                  ------------- --------------  ------------- --------------
        Outstanding at April 1, 2000 and 1999         254,703          8.30               -                -
        Granted                                       299,747         13.60         296,954             8.30
        Forfeited                                        (890)         8.30         (42,251)            8.30
                                                  ------------- --------------  ------------- --------------
        Outstanding at March 31, 2001 and 2000        553,560         11.17         254,703             8.30
                                                  ============= ==============  ============= ==============


        The following table summarizes information about the stock options outstanding at March 31, 2001:


                                                                           Weighted average remaining
          Exercise price             Outstanding as at March 31,2001         contractual life (years)
-------------------------------    -----------------------------------    -----------------------------
   MHL       MIBS         IA          MHL         MIBS          IA           MHL         MIBS        IA
---------  ---------  ---------    ---------   ----------   ----------    ---------   ---------   ---------

$  9.22    $  8.83    $  8.30      1,110,009      146,319      253,813         8.54        8.54        8.54
      -       9.48      12.00              -       68,848       59,862            -        9.46        9.38
      -          -      14.00              -            -      239,885            -           -        9.75
                                   ---------   ----------   ----------
                                   1,110,009      215,167      553,560
                                   =========   ==========   ==========



       As of March 31, 2001 no options were exercisable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

     37.  Employee stock option plans (continued)

          (d)  M-Web China (BVI) Limited and M-Web Thailand (BVI) Limited

               On May 14, 2000 M-Web China (BVI) Limited established the M-Web China (BVI) Limited Share Trust and M-Web Thailand
               (BVI) Limited established the M-Web Thailand (BVI) Limited Share Trust. In terms of the schemes, options of no more than 15% of the total number of ordinary shares of M-Web China (BVI) Limited and M-Web Thailand (BVI) Limited, respectively may be awarded. Stock options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One quarter of the options generally vest at the anniversary of each of the first, second, third and fourth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

               Activity under the M-Web China (BVI) Limited Plan and M-Web Thailand (BVI) Limited Plan is as follows:


                                       M-Web China (BVI) Limited          M-Web Thailand (BVI) Limited
                                             March 31, 2001                       March 31, 2001
                                   ----------------------------------    --------------------------------
                                                         Weighted                              Weighted
                                                          average                               average
                                                          exercise                             exercise
                                         Shares           price ($)           Shares            price ($)
                                   -----------------  ---------------    ---------------    -------------
Outstanding at April 1, 2000                    -                 -                   -                -
Granted                                 2,910,271              1.00           2,230,531             1.00
Forfeited                                (204,978)             1.00             (99,996)            1.00
                                   -----------------  ---------------    ---------------    -------------
Outstanding at March 31, 2001           2,705,293              1.00           2,130,535             1.00

                                   =================  ===============    ===============    =============


           The following table summarizes information about the stock options outstanding at March 31, 2001:


                           M-Web China (BVI) Limited                                 M-Web Thailand (BVI) Limited
             -------------------------------------------------------    -------------------------------------------------------
                                                      Weighted                                                  Weighted
                                                       average                                                   average
                                   Outstanding        remaining                             Outstanding         remaining
                                   at March 31,    contractual life                         at March 31,    contractual life
             Excercise price($)        2001           (years)           Excercise price($)       2001            (years)
             -------------------- --------------   -----------------    ------------------  ------------    -------------------
                      1.00          2,705,293            9.13                      1.00       2,130,535            9.13
                                  ==============                                            ============


            As of March 31, 2001 no options were exercisable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.  Employee stock option plans (continued)

     (e)  OpenTV Corp

          Options are currently outstanding under the following plans: (i) the Amended and Restated OpenTV Corp. 1999 Share Option/Share Issuance Plan (1999 Plan), (ii) the Amended and Restated OpenTV, Inc. 1998 Option/Stock Issuance Plan (1998 Plan), (iii) four option plans assumed in connection with the SpyGlass merger (collectively, the "Assumed SpyGlass Plan"), consisting of (a) the SpyGlass, Inc. 1995 Stock Incentive Plan, (b) the SpyGlass, Inc. 1995 Director Stock Option Plan, (c) the AllPen Software 1997 Stock Option Plan, and (d) the Navitel Communications 1997 Stock Option Plan, and two option plans assumed in connection with the CableSoft merger (Assumed CableSoft Plans), consisting of (a) the CSS Acquisition Corporation 2000 Special Stock Incentive Plan, and (b) the CSS Acquisition Corporation 2000 Stock Plan.

          At present options are issued only from the 1999 Plan. The compensation committee of the board of directors of OpenTV administers the 1999 Plan. The committee has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 1999 Plan. The committee has discretion to determine grant recipients, vesting requirements, exercise prices and other terms and conditions of award eligibility. Consistent with the foregoing, options are generally granted at an exercise price equal to the fair market value on the date of grant and vest 25% after 12 months of continuous service with OpenTV and 1/48th over each of the next 36 months. The term of the options generally is 10 years from the date of grant. Unexercised options generally expire three months after termination of employment with OpenTV. A total of 8,980,000 Class A Ordinary Shares have been reserved for issuance under the 1999 Plan since its inception, and as at March 31, 2001 options to purchase 5,430,912 Class A Ordinary Shares were outstanding under the 1999 Plan.

          Effective as of October 23, 1999 options (Assumed Options) to purchase 5,141,114 shares of Class A Common Stock of OpenTV, Inc. under the 1998 Plan were assigned to and assumed by OpenTV and the Assumed Options thereafter represented the right to purchase under the 1999 Plan an identical number of Class A Ordinary Shares of OpenTV. The remainder of the options then outstanding under the 1998 Plan were not assigned to and assumed by OpenTV. The 1998 Plan will remain in existence for the sole purpose of governing those remaining options until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options or shares awarded under the 1998 Plan that are forfeited or cancelled will no longer be available for issuance under the 1998 Plan. As of March 31, 2001 options to purchase 159,000 shares of OpenTV, Inc.'s Class A Common Stock were outstanding under the 1998 Plan.

          All of the options to purchase SpyGlass common stock outstanding under the Assumed SpyGlass Plans were converted in the SpyGlass merger, and all of the options to purchase CableSoft common stock outstanding under the Assumed CableSoft Plans were converted in the CableSoft merger, into options to purchase OpenTV's Class A Ordinary Shares. The Assumed Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed Plans that are forfeited or cancelled will no longer be available for issuance under Assumed Plans, and no new options will be granted to employees under the Assumed Plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.   Employee stock option plans (continued)

      (e)  OpenTV Corp (continued)

           Activity under the Plan is as follows:

                                                   March 31, 2001            March 31, 2000            March 31, 1999
                                              -------------------------- ------------------------- -------------------------
                                                             Weighted                  Weighted                   Weighted
                                                             average                    average                   average
                                                             exercise                  exercise                   exercise
                                                Shares     price (ZAR)     Shares     price (ZAR)    Shares     price (ZAR)
                                              -------------------------- ------------------------- -------------------------
Outstanding at April 1, 2000, 1999 and 1998    5,353,562         7.31      4,733,249         1.05    3,531,088       1.05
Options cancelled under the 1998 Plan                  -            -     (5,141,104)           -            -          -
Options assumed under the 1999 Plan                    -            -      5,141,104            -            -          -
Options related to SpyGlass acquisition        2,023,219        23.36              -            -            -          -
Options related to CableSoft acquisition         148,031         1.95              -            -            -          -
Granted                                        3,461,220        27.87      2,812,460        10.70    2,270,600       1.05
Exercised                                     (1,609,854)        3.74     (1,757,351)        1.05     (190,538)      1.05
Forfeited/cancelled                           (1,298,248)       36.43       (434,796)        3.96     (877,901)      1.05
                                             --------------------------- ------------------------- ---------------------------
Outstanding at March 31, 2001, 2000 and 1999   8,077,930        16.50      5,353,562         7.31    4,733,249       1.05
                                             =========================== ========================= ==========================


         The following table summarizes information about the stock options outstanding at March 31, 2001:



                               Options outstanding              Options currently exercisable
                       ----------------------------------  -----------------------------------------
                                             Weighted
                           Number            average              Number
                        outstanding at       remaining         exercisable at
 Range of exercise        March 31,        contractual            March 31,      Weighted average
    price ($)               2001           life (years)             2001         exercise price ($)
------------------     ----------------  ----------------  --------------------  ------------------
     -    -   10.0         4,937,066               8.46         2,035,451                    3.00
  11.0    -   20.0         1,270,026               8.50           738,936                   15.33
  21.0    -   30.0           222,494               9.53            45,395                   29.76
  31.0    -   40.0           354,347               9.50             2,000                   33.19
  41.0    -   50.0           715,132               9.20            40,126                   48.89
  51.0    -   60.0           434,110               9.27            19,094                   53.64
  81.0    -  100.0           144,755               8.94            38,553                   84.08
                       ================                    ====================
                           8,077,930                            2,919,555





           At March 31, 2001, 2000 and 1999 vested options to purchase 2,919,555, 4,537,711 and 1,333,433 shares of common stock respectively, were unexercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  Differences between IAS and US GAAP

     The Company's consolidated financial statements are prepared in accordance with IAS, which differs in certain respects from US GAAP. The significant differences that affect the Company's results, assets, liabilities and shareholders' equity are as follows:

     (a)  Equity accounting for UBC

          Under IAS the investment in UBC was carried at cost through June 30, 1999. In June 1999 the Company increased its shareholding in UBC to approximately 26.1% and as a result exercises significant influence in UBC. Under IAS the Company has applied the equity method of accounting for UBC from the date of the increase in shareholding. US GAAP requires a retroactive adjustment of financial statements for an investee that was previously accounted for on a basis other than the equity method when that investee becomes qualified for use of the equity method. The adjustment therefore reflects the effect of applying the equity method to the investment in UBC retroactively from the date of the increase in shareholding under US GAAP. As a result of the retroactive application of the equity method of accounting, the amount of goodwill recorded under US GAAP is $29.9 million less then that recorded under IAS, which results in a higher level of amortization expense being recorded under IAS. The adjustment also reflects the difference in goodwill amortization.

     (b)  Stock based compensation

          Under IAS the Company does not recognize a compensation expense for stock option and stock purchase plans. For US GAAP purposes the Company accounts for its stock option and stock purchase plans under US GAAP Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS 123). n general APB 25 requires that the intrinsic value of the options, defined as the market value of the share at grant date less the exercise price, be recognized as compensation expense prospectively over the vesting period of the related options.

          In connection with certain option grants to employees under the MIHL Plan during the year ended March 31, 2000 the Company recorded deferred compensation for purposes of US GAAP for stock-based compensation totaling $6.6 million. During the year ended March 31, 2001 deferred compensation was reduced by $300,000 and the capital surplus credited by a similar amount due to the termination of certain employees. The deferred compensation is being amortized over the vesting period of the related options, generally between four and five years, resulting in a $1.6 million (2000: $1.7 million) amortization charge for the year ended March 31, 2001 under US GAAP. As of March 31, 2001 the Company had unamortized deferred stock compensation of $3.0 million, which amounts are expected to be fully amortized over the next two to three years.

          During the year ended March 31, 2000 the Company recorded a compensation expense under US GAAP in connection with the acceleration of vesting of options to certain departing employees at their termination dates. The compensation cost of $7.4 million is measured as the difference between the market value and the exercise price of the MIHL and MIHH shares at the termination dates of the employees ($4 million and $3.4 million respectively).

          During the year ended March 31, 2001 the Company recorded compensation expense relating to options issued to non-employees of $0.5 million (2000 and 1999: $Nil).

          During the year ended March 31, 2000 the Company recorded a compensation charge under US GAAP of $60.3 million in connection with a cash-less stock grant arising out of the MHL share scheme.

          In August 2000 OpenTV settled an alleged wrongful termination suit with a former employee that included the issuance of options to purchase shares of OpenTV, Inc.. Under US GAAP the fair value of the options granted of $1.5 million before minority interest, was recorded as a charge to the profit and loss account.

          During the year ended March 31, 2001 the Company recorded deferred compensation for US GAAP stock-based compensation totaling $24.7 million (2000: $22.5 million, 1999: $Nil) representing the difference between the exercise price and deemed fair market value for OpenTV share options. During the year ended March 31, 2001 deferred compensation was reduced by $1.5 million (2000 and 1999: $Nil) and capital surplus of OpenTV was credited by a similar amount due to the termination of certain employees. The deferred compensation is being amortized over the vesting period of the option life, which is generally four years, resulting in a compensation charge of $5.5 million (2000: $9.8 million), after minority interest of $7.6 million (2000: $6.5 million). As of March 31, 2001 OpenTV had unamortized deferred stock compensation of $16.3 million, which is expected to be fully amortized over the next two to three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  Differences between IAS and US GAAP (continued)

     (c)  Strategic investments

          In October 1999 OpenTV completed a private placement of warrants to purchase Class A Ordinary Shares of OpenTV and Convertible Preference Shares for net proceeds of $31.3 million. The Convertible Preference Shares, which contained embedded beneficial conversion features, were converted into Class A Ordinary Shares of OpenTV at the time of OpenTV's public offering. Under EITF 98-5 the beneficial conversion feature was accounted for as a deemed preferred stock dividend of $25.3 million (after minority interests of $5.9 million) in the period ended March 31, 2000. The fair value attributable to the warrants at the time of issue resulted in a non-cash warrant expense of $36.7 million (after minority interests of $27.2 million) in the period ended March 31, 2000. The warrants were valued using the Black-Scholes option pricing model. This expense relating to beneficial conversion feature and the warrants was offset by an increase in the dilution gain by $62.0 million that the Company realized as a result of OpenTV's public offering.

     (d)  Performance warrants

          In November 1999 OpenTV issued warrants to purchase 700,000 Class A Ordinary Shares to General Instrument Corporation (GIC), which warrants were exercisable based on GIC meeting certain performance milestones. Under US GAAP the initial fair value attributable to the performance warrants of $37.5 million was recorded as deferred compensation in the period ended March 31, 2000. Under EITF 96-18, the fair value of the warrants is to be calculated using the Black-Scholes option pricing model at each period end until the measurement date, deemed in this case to be the completion of the performance milestones. All performance milestones had been met during 2001 and accordingly, the fair value of the warrants was fixed at $16.7 million after minority interest of $12.9 million. During the year ended March 31, 2001 a total of $0.6 million (2000: $16.1 million, 1999: $Nil), after minority interest of $1.0 million (2000: $11.9 million, 1999:
          $Nil) was amortized as non-cash warrant expense. The unamortized balance of $7.9 million (as a result of the change in value of the shares) was credited to additional paid-in capital of Open TV in 2001.

     (e)  Profit on sale of interest in Orbicom

          In August 1999 the Company disposed of its 20% interest and its loan claims in Orbicom (Proprietary) Limited (Orbicom) to MIHH, which, in turn, together with its interest of 80%, sold the total investment in Orbicom to M-Cell Limited (M-Cell) in exchange for 23,952,096 M-Cell shares with a market value of $39 million . Of this total consideration, $21 million was allocated to the Company, which was received in the form of 4,432,273 shares in M-Cell with a market value of $7.2 million and a $13.4 million note receivable from MIHH. The consideration received by the Company, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of the associate of $15 million, as the carrying value of the Orbicom investment was recorded at no value in the accounting records of the Company.

          Under IAS it is appropriate for the Company to recognize the gain on the sale of its interest in Orbicom, regardless of the related party nature of the transaction and the disproportionate allocation of proceeds. Based on positions taken by the Securities and Exchange Commission (SEC), under US GAAP this transaction is evaluated as a transaction between entities under common control, whereby generally no gains or losses are recognized on the sale of an asset. Any gains or losses are accounted for as a capital contribution or distribution. The sale of Orbicom to a third party was executed simultaneously with the sale of the 20% interest by the Company to MIHH. The sale of the Company's interest in Orbicom to MIHH was a way to convenience the transaction with the third party and it is, therefore, appropriate to recognize a proportionate share of the profit generated in the transaction. However, the excess of the consideration received over the proportionate share of the total consideration amounting to $8.6 million is accounted for as a capital contribution by MIHH under US GAAP.

     (f)  Acquisition of SpyGlass

          In March of 2000 OpenTV signed a definitive merger agreement with SpyGlass, Inc. to acquire all of SpyGlass's outstanding stock in a stock-for-stock transaction. In addition, SpyGlass options and warrants were to be assumed by OpenTV upon the consummation of the merger. The merger was consummated on July 24, 2000 and 12.7 million Class A Ordinary Shares were issued and options over 2.5 million Class A Ordinary Shares related to the assumed SpyGlass options and warrants were granted. Under IAS the value of the shares issued as consideration for the purchase of SpyGlass is measured using the market value of the shares on the consummation date of the acquisition. Under US GAAP the value of the shares issued is measured using the average market value of the shares a few days before and after the announcement date. In addition, under US GAAP, the fair value of options issued to replace SpyGlass options assumed by OpenTV is recorded as part of the purchase consideration, based on the fair value of the options issued on the grant date. As a result, the value of the purchase consideration under US GAAP was approximately $1.2 billion higher than that recorded under IAS. The difference in the value of the purchase consideration was allocated to goodwill under US GAAP and is being amortized over 5 years, consistent with the life of the related goodwill as recorded under IAS. Accordingly, this adjustment represents the additional goodwill charge of $160.8 million, before minority interest of $91.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  Differences between IAS and US GAAP (continued)

     (g)  Adjustment to dilution gains

          During the year certain subsidiaries issued shares to third parties for cash or non-cash assets, which resulted in a dilution of the Company's ownership in these entities. The most significant of these transactions was the acquisition of SpyGlass as discussed in (f) above. Under IAS the Company has recorded a dilution gain resulting from these transactions as the value received for the subsidiaries' shares issued were greater than the Company's carrying value prior to the transactions. Generally, the calculation of, and accounting for, a dilution gain or loss is similar under US GAAP as it is under IAS. However, the calculation of the gain or loss under US GAAP is to be determined using the Company's carrying value based on US GAAP amounts. This adjustment reflects the difference between the gains calculated using IAS derived amounts and the gains calculated using US GAAP derived amounts.

     (h)  Unrealized loss on marketable securities

          During 2001 the Company wrote down marketable securities to their current market value. Subsequent to year-end the Company has liquidated its entire investment in this company (refer note 32). Under IAS the write-down to current market value was included in the determination of the current year's net income. Under US GAAP unrealized gains and losses on available for sale securities are reported in other comprehensive income (net of tax) as a separate component of shareholders' equity unless a decline in the fair value of the underlying securities is other than temporary. This adjustment reverses the charge to net income by $4.8 million (net of taxes of $7.4 million and minority interest of $6.5 million) as the decline in fair value is not seen as being other then temporary.

     (i)  Write-back of asset impairment

          In prior years the Company provided against the carrying value of certain assets due to unfavorable political and economic conditions ruling in the countries of the related operations. During the year ended March 31, 2001 the Company, having determined that the position in these countries had stabilized sufficiently, released the provision previously raised against these assets. Under US GAAP the assets provided against were considered impaired and written-down upon the creation of the provision. Under US GAAP impairment write-downs can not be written back up to their historical carrying amounts. As such, this adjustment reverses the release of the provision as recorded under IAS.

     (j)  Program and film rights

          The Company accounts for fixed price program and film rights contracts and the portion of variable price program and film rights contracts for which the cost can be reliably measured as an asset and liability under IAS 38 "Intangible Assets" and IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". Under SFAS 63 "Financial Reporting by Broadcasters" the asset and liability are recorded when the license period begins, the program is available for its first broadcast and the cost of each program is known or reasonably determinable. Under US GAAP program and film rights are therefore only accounted for on screening. The different treatment does not have an impact on net profit or shareholders' equity. The total assets and liabilities as of March 31, 2001 and March 31, 2000 relating to program and film rights each decreased by $58.2 million and $62.7 million comprising of a decrease in current assets by $13.1 million (2000: $13.8 million), non-current assets by $45.1 million (2000:
          $48.9 million), current liabilities by $20.9 million (2000: $23.1 million) and non-current liabilities by $37.3 million (2000:
          $39.6 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                                                                YEAR ENDED MARCH 31,
                                                               --------------------------------------------------------
                                                                       2001                2000              1999
                                                                    (THOUSANDS)          (THOUSANDS)      (THOUSANDS)
                                                               ---------------------  ----------------  ---------------
I  RECONCILIATION OF NET PROFIT/(LOSS):
   (IN THOUSANDS, EXCEPT PER SHARE DATA)

   NET PROFIT/(LOSS) UNDER IAS                                 $          152,232     $       (17,024)  $      (68,839)
   US GAAP ADJUSTMENT:
     (a) Equity accounting for UBC                                          5,986              10,476           (5,193)
     (b) Stock-based compensation                                         (16,751)            (85,791)               -
     (c) Strategic investment
                     - non-cash warrant expense                                 -             (63,900)               -
                     - beneficial conversion feature                            -             (31,250)               -
     (d) Performance warrants                                              (1,610)            (28,025)               -
     (e) Profit on sale of Orbicom                                              -              (8,557)               -
     (f) Amortization of SpyGlass goodwill                               (160,755)                  -                -
     (g) Adjustment to dilution gains                                     477,112              95,150                -
     (h) Unrealized loss on marketable securities                          18,768                   -                -
     (i) Write back of asset impairment                                    (2,601)                  -                -
     Effect of adjustments on taxation                                     (7,436)                  -                -
     Effect of adjustments on minority interests                           94,416              18,458                -
                                                               ---------------------  ----------------  ---------------
   NET PROFIT/(LOSS) UNDER US GAAP                             $          559,361     $      (110,463)  $      (74,032)
                                                               =====================  ================  ===============
   NET PROFIT/(LOSS) UNDER US GAAP CONSISTS OF:
     Profit/(loss) from continuing operations                  $          559,361     $      (102,585)  $      (64,166)
     Loss from discontinuing operations                                         -              (3,813)          (9,866)
     Loss arising on discontinuing operations                                   -              (4,065)               -
                                                               ---------------------  ----------------  ---------------
     Net profit/(loss)                                         $          559,361     $      (110,463)  $      (74,032)
                                                               =====================  ================  ===============
    Weighted average common shares outstanding                         55,414,252          50,790,662       38,235,000
    Diluted weighted average common shares outstanding                 56,537,850          50,790,662       38,235,000
    BASIC PROFIT/(LOSS) PER SHARE:
        Continuing operations                                  $            10.09      $        (2.01)  $        (1.68)
        Discontinuing operations                                                -               (0.16)           (0.26)
                                                               ---------------------  ----------------  ---------------
    BASIC PROFIT/(LOSS) PER SHARE UNDER US GAAP                $            10.09      $        (2.17)  $        (1.94)
                                                               =====================  ================  ===============
    DILUTED PROFIT/(LOSS) PER SHARE:
        Continuing operations                                  $             9.89               (2.01)           (1.68)
        Discontinuing operations                                               -                (0.16)           (0.26)
                                                               ---------------------  ----------------  ---------------
    DILUTED PROFIT/(LOSS) PER SHARE UNDER US GAAP              $             9.89               (2.17)           (1.94)
                                                               =====================  ================  ===============


    RECONCILIATION OF SHAREHOLDERS' EQUITY:
    TOTAL SHAREHOLDERS' EQUITY UNDER IAS                       $          685,330     $       364,682   $      176,683
    US GAAP ADJUSTMENT:
     (a) Equity accounting for UBC                                        (13,469)            (19,454)         (29,930)
     (b) Stock-based compensation                                         (31,429)            (16,322)               -
     (c) Strategic investment - non-cash warrant expense                  (63,900)            (63,900)               -
                              - beneficial conversion feature             (31,250)            (31,250)               -
     (d) Performance warrants                                             (29,635)            (28,025)               -
     (f) Amortization of SpyGlass goodwill                               (160,755)                  -                -
     (g) Adjustment to dilution gains                                     572,262              95,150                -
     (i) Write back of asset impairment                                    (2,601)                  -                -
     Effect of adjustments on minority interests                          119,448              18,458                -
                                                               ---------------------  ----------------  ---------------
    TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP                   $        1,044,001     $       319,339   $      146,753
                                                               =====================  ================  ===============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

II    ADDITIONAL DISCLOSURE REQUIREMENTS

     (a)  Certain risk concentrations

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

          Certain of the Company's products and services are concentrated in the digital interactive television software industry, which is characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by the Company to anticipate or to respond adequately to technological developments in the industry, changes in customer requirements or industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on the business and operating results. Achieving and sustaining profitability will require widespread adoption of the Company's system by multiple industry participants and the television-viewing public.

     (b)  Stock-based compensation

          As permitted by SFAS 123, for purposes of US GAAP, the Company applies Accounting Principles Board (APB) Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123 the Company's net income/(loss) and net income/(loss) per share under IAS would have been decreased/(increased) to the pro forma amounts indicated below:

                                                                    YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                                   MARCH 31, 2001   MARCH 31, 2000   MARCH 31, 1999
                                                                   --------------   --------------   --------------
(IN THOUSANDS EXCEPT PER SHARE DATA)

Net profit/(loss)                 As reported                      $      152,232          (17,024)         (68,839)
                                  Pro forma                               127,804          (28,497)         (70,079)
Net profit/(loss) per share       As reported                                2.75            (0.34)           (1.80)
                                  Pro forma                                  2.31            (0.56)           (1.83)
Diluted profit/(loss) per share   As reported                                2.69            (0.34)           (1.80)
                                  Pro forma                                  2.26            (0.56)           (1.83)



          The fair value of each option grant under the MIHH plan was calculated using the Black-Scholes option pricing method using the following assumptions for the years ended 2001, 2000 and 1999: dividend yield at 0% for all periods, volatility at 70%, 30% and 30% respectively, weighted average expected option term of 7, 6 and 6 years respectively and a risk free interest rate of 12%, 12% and 12.7% respectively. The weighted average fair value of the options granted during 2001, 2000 and 1999 was R34.18, R25.30 and R6.19 respectively.

          The fair value of each option grant under the MIHL, and Mindport plans were calculated using the Black-Scholes option pricing method using the following assumptions for the years ended 2001 and 2000: dividend yield at 0% for all periods, volatility at 67% and 30% respectively, weighted average expected option term of 7 and 6 years respectively and a risk free interest rate of 5.14% to 6.39% and 5.25% to 6.0% respectively. The weighted average fair value of the options granted during 2001 and 2000 was $13.96 for MIHL and $8.53 for Mindport and $9.14 for MIHL and $18.18 for Mindport respectively. There was no activity in 1999 for these plans.

          The fair value of each option grant under the M-Web China and M-Web Thailand plans were calculated using the Black-Scholes option pricing method using the following assumptions for the year ended 2001: dividend yield at 0%, volatility at 67%, a weighted average expected option term of 7 years and a risk free interest rate of 4.8% to 6.76%. The weighted average fair value of options granted during 2001 was $0.71.

          The fair value of each option grant under the OpenTV plans was calculated using the Black-Scholes option pricing method using the following assumptions for the years ended 2001, 2000 and 1999: dividend yield at 0% for all periods, volatility at 135%, 184% and 0% respectively, weighted average expected option term of 5, 5 and 6 years respectively, risk free interest rate of 5.46% to 6.81%, 4.75% to 6.00% and 4.95% to 5.70% respectively. The weighted average fair value of options granted during 2001, 2000 and 1999 were $53.37, $8.78 and $0.15 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

II   ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

     (c)  Restricted net assets

          The net assets of certain of MIHL's subsidiaries and associates are subject to regulatory restrictions with regard to the transfer of such assets to MIHL in the form of loans, advances or cash dividends without the consent of regulatory authorities. The restrictions primarily relate to foreign exchange control regulations in South Africa, which prescribe that South African residents and companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve Bank. These exchange control regulations effectively prevent MIHL from receiving distributions from its South African subsidiaries without regulatory approval. The total net assets of subsidiaries subject to such restrictions at March 31, 2001 amount to approximately $62.7 million (2000: $46.6 million and 1999: $46.8 million).

                                                                         MARCH 31,
                                                               ------------------------------
                                                                    2001            2000
                                                                (THOUSANDS)      (THOUSANDS)
                                                               -------------    -------------
BALANCE SHEETS

                                           ASSETS

   CURRENT ASSETS
     Cash and cash equivalents                                 $       1,101            3,662
     Other receivables                                                 2,248            1,542
     Net amounts owing by related parties                             15,944           10,478
                                                               -------------    -------------
                                                                      19,293           15,682
                                                               =============    =============
   NON-CURRENT ASSETS
     Long-term investments                                           674,056          380,974
                                                               -------------    -------------
        TOTAL ASSETS                                           $     693,349    $     396,656
                                                               =============    =============

                                         LIABILITIES

   CURRENT LIABILITIES
     Accrued expenses and other current liabilities            $       4,807            1,902
     Amounts owing to related parties                                  3,212           30,072
                                                               -------------    -------------
        TOTAL LIABILITIES                                              8,019           31,974
                                                               -------------    -------------

                                    SHAREHOLDERS' EQUITY

     Share capital                                                   986,031          807,116
     Accumulated loss                                               (244,665)        (399,410)
     Foreign currency translation adjustment                         (56,036)         (43,024)
                                                               -------------    -------------
        TOTAL SHAREHOLDER'S EQUITY                                   685,330          364,682
                                                               -------------    -------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $     693,349    $     396,656
                                                               =============    =============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

II   ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)


                                                                                  Year ended March 31,
                                                                       -----------------------------------------
                                                                           2001           2000           1999
                                                                       (thousands)    (thousands)    (thousands)
                                                                       -----------    -----------    -----------
Statements of operations

General and administrative expenses                                    $    (5,721)          (634)        (2,850)
Financial results, net                                                        (370)           628         (4,181)
Equity results in associates, joint ventures and subsidiaries              158,323       (131,189)       (92,901)
Profit on sale of associate                                                      -         15,199              -
Profit on sale of interests in subsidiaries and joint venture, net               -         98,972         31,093
                                                                       -----------    -----------    -----------
Net profit/(loss) for the year                                         $   152,232    $   (17,024)   $   (68,839)
                                                                       ===========    ===========    ===========



Statements of cash flow

Net cash used in operating activities                                  $    (7,593)          (634)        (2,850)
                                                                       -----------    -----------    -----------
Acquisition of associates and subsidiaries                                (174,996)      (140,071)       (76,214)
                                                                       -----------    -----------    -----------
Net cash used in investing activities                                     (174,996)      (140,071)       (76,214)
                                                                       -----------    -----------    -----------
Finance income/(cost)                                                         (370)           628         (4,181)
Proceeds from issue of share capital                                       180,440        171,102              -
Bank overdrafts and loans repaid                                               (42)       (33,001)             -
                                                                       -----------    -----------    -----------
Net cash from/(used in) financing activities                               180,028        138,729         (4,181)
                                                                       -----------    -----------    -----------
Net decrease in cash and cash equivalents                                   (2,561)        (1,976)       (83,245)
Cash and cash equivalents at beginning of the year                           3,662          5,669         89,226
Translation adjustment on cash and cash equivalents                              -            (31)          (312)
                                                                       -----------    -----------    -----------
Cash and cash equivalents at end of the year                           $     1,101    $     3,662 $        5,669
                                                                       ===========    ===========    ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

II   ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

     (d)  Significant associates: summarized financial information

          The following are the summarized balance sheets and statements of operations for M-Net/SuperSport, as derived from their audited financial statements and converted to US dollars:

                                                               MARCH 31,
                                                      --------------------------
                                                          2001           2000
                                                      (THOUSANDS)    (THOUSANDS)
                                                      -----------    -----------

          Current assets                              $   138,678    $   163,849
          Non-current assets                               84,313        100,049
                                                      -----------    -----------
          TOTAL ASSETS                                $   222,991    $   263,898
                                                      ===========    ===========

          Current liabilities                         $   108,092    $   135,895
          Non-current liabilities                          25,265         29,182
                                                      -----------    -----------
          TOTAL LIABILITIES                               133,357        165,077
                                                      -----------    -----------
          TOTAL SHAREHOLDERS' EQUITY                       89,634         98,821
                                                      -----------    -----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $   222,991    $   263,898
                                                      ===========    ===========

          Net sales                                   $   260,426        263,543
          Operating profit                                 26,135         23,865
          Net profit                                       18,177         20,836


     (e)  Comprehensive income


                                                             YEAR ENDED MARCH 31,
                                                   ---------------------------------------
                                                       2001          2000         1999
                                                   (THOUSANDS)   (THOUSANDS)   (THOUSANDS)
                                                   -----------   -----------   -----------

          Net profit/(loss)                        $   152,232   $   (17,024)  $  (68,839)
          Capital injection by minorities                2,513             -            -
          Foreign currency translation adjustment      (13,012)      (12,541)      (8,051)
                                                   -----------   -----------   -----------
                                                   $   141,733   $   (29,565)  $  (76,890)
                                                   ===========   ===========   ===========



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

II   ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

     (f)  Acquisition pro forma information

          As disclosed in footnote 3 to the consolidated financial statements, OpenTV acquired all of the share capital of SpyGlass, Inc. on July 24, 2000. Had the acquisition been consummated as of April 1, 1999 the effect on the Company's revenues and net loss recorded under IAS would have been as follows:


                                                                       Unaudited
                                                                  Year ended March 31,
                                                              ----------------------------

                                                                 2001              2000
                                                              (thousands)       (thousands)
                                                              -----------       -----------

          Net revenue                                        $   784,627           755,458
          Net profit/(loss)                                       93,311          (208,671)
          Net profit/(loss) per share
              Basic                                                 1.68             (4.11)
              Diluted                                               1.65             (4.11)
          Shares used in computing net profit/(loss) per
          share attributable to ordinary shareholders
              Basic                                           55,414,252        50,790,662
              Diluted                                         56,537,850        50,790,662


           The other acquisitions performed during the year would not have had a material impact on the reported revenues or net profit/(loss) of the Company in 2001 or 2000.

     (g)  Recently issued accounting standards

          In December 1999 the SEC issued Staff Accounting Bulletin No. 101 or SAB 101 "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB 101 did not have a material effect on the financial position or results of operations of the Company.

          The IASC has issued IAS 17 (revised 1997) "Leases", which supercedes IAS 17 "Accounting for Leases" and is operative for financial statements covering periods beginning on or after January 1, 2000. The changes from the original IAS 17 do not fundamentally alter the accounting treatments. The adoption of IAS 17 did not have an impact on the Company's consolidated financial statements.

          In March 1999 the IASC published IAS 39 "Financial Instruments - Recognition and Measurement". The standard is effective for the financial statements for the year ending March 31, 2002. IAS 39 establishes standards for recognizing, measuring and disclosing information about an enterprise's financial assets and financial liabilities, including accounting for hedging transactions.

          In June 1998, the Financial Accounting Standards board (the FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS No. 137 and SFAS No. 138. SFAS 133 requires the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings.

          The Company will record asset and shareholders' equity of $90.3 million for the initial adoption of SFAS 133 and IAS 39.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the directors and shareholders of
United Broadcasting Corporation Public Company Limited

We have audited the accompanying consolidated balance sheets of United Broadcasting Corporation Public Company Limited and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of United Broadcasting Corporation Public Company Limited management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Broadcasting Corporation Public Company Limited and its subsidiaries as of December 31, 2000 and 1999, and the consolidated results of its operations, cash flows and changes in shareholders' equity for each of the three years in the three year period ended December 31, 2000, in conformity with the International Accounting Standards.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results for each of the three years in the three year period ended December 31, 2000 and shareholders' equity as of December 31, 2000 and 1999 to the extent summarized in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers ABAS Ltd.
Bangkok, Thailand

May 25, 2001


                    United Broadcasting Corporation Public Company Limited and Subsidiaries
                                          Consolidated Balance Sheets
                                          December 31, 2000 and 1999

                                                                       2000          2000               1999
                                                          Notes      US$'000       Baht'000         Baht'000
                                                                     (note 2)
ASSETS

Current Assets

Cash and cash equivalents                                   5       $    41,741   B   1,810,716   B  1,848,116
Accounts receivable, net                                    6             4,022         174,496        180,488
Amounts owed by related parties                            25               284          12,299         70,791
Refundable Value Added Tax, net                             7             6,668         289,274        251,818
Other current assets                                        8             3,223         139,798         98,082
                                                                    -----------   -------------   ------------
        Total Current Assets                                             55,938       2,426,583      2,449,295
Non-Current Assets
Tangible fixed assets, net                                 10            75,509       3,275,595      4,277,864
Goodwill, net                                              11            60,962       2,644,553      2,903,027
Film and program rights, net                               12            10,039         435,490        252,334
Inventories, net                                           13                42           1,822         32,189
Other non-current assets                                                    410          17,783         30,869
                                                                    -----------   -------------   ------------
        Total Non-Current Assets                                        146,962       6,375,243      7,496,283
                                                                    -----------   -------------   ------------
TOTAL ASSETS                                                        $   202,900   B   8,801,826   B  9,945,578
                                                                    ===========   =============   ============

LIABILITIES

Current  Liabilities

Current portion of finance lease obligations               16       $     4,309   B     186,917   B    92,965
Accounts payable                                                         24,882       1,079,378       894,912
Accrued expenses                                           14            25,375       1,100,791       706,710
Amounts owed to related parties                            25             8,923         387,069       432,834
Other current liabilities                                  15            10,945         474,792       468,457
                                                                    -----------   -------------   ------------
        Total Current Liabilities                                        74,434       3,228,947     2,595,878

Non-Current Liabilities
Finance lease obligations                                  16            52,727       2,287,276     2,009,019
Deferred taxation                                          18                 -               -             -
Other non-current liabilities                              17             5,932         257,335       207,847
        Total Non-Current Liabilities                                    58,659       2,544,611     2,216,866
                                                                    -----------   -------------   ------------
TOTAL LIABILITIES                                                       133,093       5,773,558     4,812,744
                                                                    ===========   =============   ===========

Minority interest                                          19             1,491          64,699        88,022

SHAREHOLDERS' EQUITY
Share capital                                              20
Authorized : 2000:970,404,513 and 1999:
  780,782,376 common shares Baht 10 par value                           223,699       9,704,045     7,807,824
                                                                    ===========   =============   ===========
Issued : 2000 and 1999 : 740,773,570 common
  shares Baht 10 par value, fully paid                                  170,764       7,407,736     7,407,736
Share premium                                                           153,715       6,668,159     6,668,159
Legal reserve                                              20               343          14,893        14,893
Accumulated loss                                                       (256,506)    (11,127,219)   (9,045,976)
                                                                    -----------   -------------   ------------
TOTAL SHAREHOLDERS' EQUITY                                               68,316       2,963,569     5,044,812
                                                                    -----------   -------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $   202,900   B   8,801,826   B 9,945,578
                                                                    ===========   =============   ===========

                   The accompanying notes are an integral part of these financial statements




                       United Broadcasting Corporation Public Company Limited and Subsidiaries
                                        Consolidated Statements of Operations
                                               for 2000, 1999 and 1998
                                      (in thousands, except per share amounts)

                                                                       2000          2000             1999         1998
                                                          Notes      US$'000       Baht'000         Baht'000     Baht'000
                                                                     (note 2)


Net sales                                                  21       $   112,947   B   4,899,658   B 3,945,295   B  2,774,853

Operating expenses:
  Cost of providing services                                             73,303       3,179,905     3,073,605      3,067,135
  Selling, general and administrative                                    32,245       1,398,792     1,603,643      1,561,268
  Depreciation                                          3, 10            37,206       1,613,978     1,584,465        561,627
  Goodwill amortization                                    11             5,958         258,474       254,133        189,516
  Write-off of assets under concession agreements                             -               -             -        232,626
                                                                    -----------   -------------   -----------   ------------
     Total operating expenses                                           148,712       6,451,149     6,515,846      5,612,172

     Operating loss                                                     (35,765)     (1,551,491)   (2,570,551)    (2,837,319)

     Financial results, net                                23           (12,750)       (553,075)     (357,908)      (116,564)
                                                                    -----------   -------------   -----------   ------------
Loss before taxation and minority interest                              (48,515)     (2,104,566)   (2,928,459)    (2,953,883)
Taxation                                                   24                 -               -        (1,853)        (1,762)
                                                                    -----------   -------------   -----------   ------------
Loss before minority interest                                           (48,515)     (2,104,566)   (2,930,312)    (2,955,645)
Minority interest                                          19               538          23,323        40,533         36,263
                                                                    -----------   -------------   -----------   ------------
Net loss for the year                                               $   (47,977)  B  (2,081,243)  B(2,889,779)  B (2,919,382)
                                                                    ===========   =============   ===========   ============

Basic and diluted net loss per share                                $     (0.06)  B       (2.81)  B     (3.90)  B      (5.56)

Shares used to compute net loss per share                               740,774         740,774       740,774        525,156


                      The accompanying notes are an integral part of these financial statements

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                     Consolidated Statements of Cash Flow
                            for 2000, 1999 and 1998

                                                                       2000          2000             1999         1998
                                                          Notes      US$'000       Baht'000         Baht'000     Baht'000
                                                                     (note 2)
Cash flows from operating activities
Cash generated from operations                             27       $    37,503   B   1,626,859   B   320,249   B (1,562,395)
Interest received                                                         1,682          72,961        78,900         84,700
Interest paid                                                                (1)            (38)       (2,065)       (10,890)
Tax paid                                                                      -               -        (1,853)        (1,762)
                                                                    -----------   -------------   -----------   ------------
Net cash flows from/(used in) operating activities                       39,184       1,699,782       395,231     (1,490,347)

Cash flows from investing activities
Acquisition of tangible fixed assets (net)                 10           (15,109)       (655,405)     (243,608)    (1,006,908)
Proceeds from sales of tangible fixed assets                                168           7,270             -              -
Acquisition of film and program rights                     12           (14,622)       (634,298)     (645,061)      (498,689)
Acquisition of subsidiaries, net of cash acquired           4                 -               -             -     (3,639,326)
Net decrease in other investments                                           120           5,202         3,530        167,157
                                                                    -----------   -------------   -----------   ------------
Net cash (used in)/investing activities                                 (29,443)     (1,277,231)     (885,139)    (4,977,766)

Cash flows from financing activities

Proceeds from increase in share capital                    20                 -               -             -      9,351,895
Payment of finance lease obligations, including
interest                                                                (12,908)       (559,951)     (511,149)      (490,767)
Proceeds from sale and leaseback                           10             2,305         100,000             -              -
                                                                    -----------   -------------   -----------   ------------
Net cash (used in)/from financing activities                            (10,603)       (459,951)     (511,149)     8,861,128

Net increase in cash and cash equivalents                                  (862)        (37,400)   (1,001,057)     2,393,015

                                                                    -----------   -------------   -----------   ------------
Cash and cash equivalents at beginning of the year                       42,603       1,848,116     2,849,173        456,158


Cash and cash equivalents at end of the year                5       $    41,741   B   1,810,716   B 1,848,116   B  2,849,173
                                                                    ===========   =============   ===========   ============


                          The accompanying notes are an integral part of these financial statements




                             United Broadcasting Corporation Public Company Limited and Subsidiaries
                                    Consolidated Statement of Changes in Shareholders' Equity
                                                     for 2000, 1999 and 1998
                                                          (in thousands)

                                                   Share                  Share         Legal       Accumulated
                                                  Capital                Premium       Reserve         Loss            Total
                                           ------------------------
                                           Shares          Amount
                                           ---------    -----------    -----------   -----------   -------------    ------------
                                             '000         Baht'000       Baht'000      Baht'000       Baht'000        Baht'000


At January 1, 1998                           243,000      2,430,000      2,294,000        14,893      (3,236,815)      1,502,078

Share issue, registered May 7                237,783      2,377,824      1,188,912             -               -       3,566,736
Share issue, registered June 15               77,940        779,402        779,402             -               -       1,558,804
Share issue, registered July 3                60,000        600,000        900,000             -               -       1,500,000
Share issue, registered July 10               32,051        320,510        320,510             -               -         641,020
Share issue, registered July 29               90,000        900,000      1,185,335             -               -       2,085,335
Net loss                                           -              -              -             -      (2,919,382)     (2,919,382)
                                           ---------    -----------    -----------   -----------   -------------    ------------
At December 31, 1998                         740,774      7,407,736      6,668,159        14,893      (6,156,197)      7,934,591

Net loss                                           -              -              -             -      (2,889,779)     (2,889,779)
                                           ---------    -----------    -----------   -----------   -------------    ------------
At December 31, 1999                         740,774      7,407,736      6,668,159        14,893      (9,045,976)      5,044,812
Net loss                                           -              -              -             -      (2,081,243)     (2,081,243)
                                           ---------    -----------    -----------   -----------   -------------    ------------
At December 31, 2000                         740,774    B 7,407,736    B 6,668,159   B    14,893   B (11,127,219)   B  2,963,569
                                           =========    ===========    ===========   ===========   =============    ============


                            The accompanying notes are an integral part of these financial statements


    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

1.   Nature of operations

United Broadcasting Corporation Public Company Limited is a public limited company, incorporated and domiciled in Thailand, and listed on the Stock Exchange of Thailand. The address of its registered is as follows;

Tipco Tower
118/1 Rama IV Road
Samsen Nai, Phayathai
Bangkok 10400
Thailand

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

The Company implemented the following revised International Accounting Standards in 1998 in advance of their effective dates.

     o    IAS 19 - Employee benefits (Revised 1998)

The Company implemented the following revised International Accounting Standard in 2000:

     o    IAS 10 - Events after the Balance Sheet Date (Revised 1999)

The Company implemented the following revised International Accounting Standards in 2000 in advance of their effective dates:

     o    IAS 12 - Income Taxes (Revised 2000)
     o    IAS 19 - Employee Benefits (Revised 2000)

There are no changes in accounting policy that affect operating losses resulting from the adoption of the above standards in these financial statements as the Group was already following the recognition and measurement principles in these standards.

       United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements


Preparation of the consolidated financial statements in conformity with International Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

The following are United Broadcasting Corporation Public Company Limited's subsidiaries:

                                         December 31,
                                         -------------
Company                                  2000     1999     Nature of business                       Country
                                         ----     ----
                                           %        %
Rainbow Media Co., Ltd.                  99.99    99.99    Not operating                            Thailand
IBC Symphony Co., Ltd.                   99.99    99.99    Not operating                            Thailand
Click TV Co., Ltd. (formerly Home
  Vision Entertainment Co., Ltd.)        99.99    99.99    Interactive television business          Thailand
Cineplex Co., Ltd.                       99.99    99.99    Program production                       Thailand
UBC Cable Network Public Co., Ltd.       98.62    98.62    Pay television via cable system          Thailand
Satellite Services Co., Ltd.             97.17    97.17    Sale and rental of equipment for         Thailand
                                                           Digital Satellite Television and
                                                           cable transmission, signal compression
                                                           service and signal installation and
                                                           connection service
International Broadcasting
  Corporation (Cambodia) Co., Ltd.       70.00   70.00     Not operating                            Cambodia
International Broadcasting
  Corporation (Laos) Co., Ltd.               -       -     Liquidated in 1999                       Laos


(b)  Foreign currencies

The Company's reporting currency is the Thai Baht since our operations are located in Thailand and the majority of our cash flows are in Thai Baht.

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

(c)  Convenience translation

For convenience only a translation to the U.S. dollar is provided for the balance sheet, statement of operations and cash flows as of and for the year ended December 31, 2000 using the U.S. Federal Reserve exchange rate as of December 31, 2000 of 43.38 Thai Baht to the U.S. dollar. Such translation amounts are unaudited and should not be construed as representations that the Thai Baht amounts represent, or have been or could be, converted in U.S. dollars at that or any other rate.

       United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements


(d)  Cash and cash equivalents

Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

(e) Trade accounts receivables

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

(f)  Film and program rights

Film rights are stated at acquisition cost less accumulated amortization. Licenses are recorded as assets and liabilities for rights acquired and obligations incurred under license agreements when the license period begins, the cost of each program is known or reasonably determinable, we have accepted the program material and it is available for the first showing. Sport rights are written off upon showing the event and general entertainment and films are amortized on a straight-line basis over the period of the license or based on showings where the number of showings is limited. Amortization of program and film rights is included in the cost of providing services. The costs of in-house programs are expensed off as incurred.

(g)  Tangible fixed assets

Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or if shorter, the lease term, based on the following useful lives:

                                                                  Years

          Leasehold improvements                                    5
          Leased transponder equipment                             12
          Transmission receiving equipment                         3-5
          Assets under concession agreements                        5
          Furniture, fixtures and office equipment                 3-5



Tangible fixed assets include assets, primarily transmission and receiving equipment, used under concession agreements. These concession agreements are Build Transfer Operate ("BTO") agreements, whereby the Company constructs and pays for certain broadcasting assets, but transfers ownership of those assets to the Mass Communication Organization of Thailand ("MCOT"). The Company retains the right to use these assets during the concession period. At the end of the concession period these assets are delivered to MCOT. These assets are capitalized and depreciated over the shorter of their useful life of five years and the remaining concession period. As of December 31, 2000 the remaining concession period exceeded the remaining useful life of the concession assets.

Leased transponder equipment is depreciated over the lease term of 12 years, which is shorter than the estimated useful economic life of the equipment. The Company's policy is to review useful lives periodically to assess whether original estimates are still applicable. If expectations are significantly different from previous estimates the depreciation charge for current and future periods is adjusted. As set out in note 3, in the year ended December 31, 1999 the Company revised its estimate of the useful life of decoder equipment from 10 years to 5 years. Gains and losses on disposal of leasehold improvement and equipment are determined by reference to their carrying amount and are taken into account in determining results.

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

(n)  Employee benefits

Provident fund

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

Equity compensation benefits

Share options are granted to senior management and employees meeting the Employee Securities Option Plan ("ESOP") criteria. The Company does not recognise compensation cost in respect of share options granted under the scheme. When the options are exercised the Company will credit the proceeds received, net of any transaction costs, to the share capital and share premium account. As set out in note 20 no warrants have been issued prior to December 31, 2000 as the ESOP is pending approval from the Stock Exchange of Thailand.

(o)  Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(p)  Revenue recognition

Revenue is derived from connection and installation fees, monthly subscription fees, the sale of set-top boxes, sponsorship agreements and maintenance services. Revenue from equipment installation and connection fees is recognized when the installation is accomplished, to the extent of the direct selling and installation costs incurred. Any excess is deferred and recognized over the estimated subscription period. For the periods presented, such revenues did not exceed expenses. Revenue from monthly subscription fees is recognized in the month in which the service is provided, commencing from completion of installation. Monthly subscription fees include a rental charge to subscribers who rent, rather than purchase set-top boxes. Revenue on the sale of set-top boxes is recognized upon delivery and acceptance of the set-top box by the customer. Revenue from sponsorship agreements is recognized upon the showing of the program for which the sponsorship payments are made. Revenue from maintenance services is recognized when the maintenance service is completed. Deferred revenue is recorded as a liability and recognized as income as services are rendered according to the terms of subscribers' agreements.

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

3. Changes in accounting estimate in the useful life of certain operating equipment

The Company's policy is to review asset carrying values annually and to adjust depreciation schedules to match estimated remaining useful lives. In the year ended December 31, 1999 the Company reviewed the useful economic life of decoder equipment included in transmission and receiving equipment in tangible fixed assets in the accounts of its subsidiary, Satellite Services Company Limited and revised the estimated useful life of decoder equipment to be 5 years inclusive of years already in service. Previously the Company had depreciated such equipment over an estimated useful life of 10 years.

This change in estimate reflected recent technological and industry developments in the pay television business, as a result of which the Company decided in December 1999 to start offering interactive television services which requires that existing decoder equipment is replaced on accelerated basis. The Company accounted for this change in estimate on a prospective basis, depreciating the carrying value of the assets of Baht 2,840 million at January 1, 1999 over the remaining useful life of the assets at that date, based on the revised useful life of 5 years, minus the years the decoder equipment had been in service. The effect of this change in estimate on the balance sheet at December 31, 1999 was to reduce transmission and receiving equipment and total assets by Baht 689.8 million. The effect of this change in estimate on the results for the year ended December 31, 1999 was to increase the depreciation charge for the year and to increase the net loss before share of loss to minority interest by Baht 689.8 million, and an increase in the net loss per share of Baht 0.93.

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

4.   Significant acquisitions

Acquisition of UBC Cable, Cineplex and certain assets

On February 16, 1998, the Company agreed to acquire 97.85% of the common share capital of UBC Cable Network Public Company Limited for Baht 1,424.8 million, 99.99% of the common share capital of Cineplex Company Limited for Baht 409.4 million, and transmission equipment (collectively the "Acquired UBC Cable Businesses") from Telecom Holdings Company Limited and its subsidiaries ("Telecom Holdings") for Baht 1,904.5 million. The consideration for these acquisitions was paid in cash, Baht 3,566.7 thousand of which was used by Telecom Holdings to acquire 237,783 thousand shares of the Company. The acquisition was completed on May 4, 1998 and was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the net liabilities acquired was allocated to goodwill and is amortized over 15 years.

Details of the combined net assets acquired on acquisition of the Acquired UBC Cable Businesses are as follows:

                                                              Baht'000

             Cash and cash equivalents                        B   75,747
             Accounts receivable, net                            160,193
             Related party receivables                            96,510
             Inventories, net                                    253,270
             Other current assets                                118,020
             Property, plant and equipment                     1,452,450
             Other non-current assets                            167,690
             Accounts payable and accrued expenses              (637,660)
             Related party payables                             (589,820)
             Other current liabilities                           (45,370)
             Other non-current liabilities                      (128,030)
             Fair value of net tangible assets acquired          923,000
             Goodwill                                          2,815,740
             Total purchase price consideration                3,738,740

             Less:
             Non-cash consideration (non-refundable taxes)      (173,253)
             Cash and cash equivalents in UBC Cable Businesses   (75,747)
             Cash outflow on acquisition                      B 3,489,740
                                                              ===========

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

Satellite Services Company Limited

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

The impact of the changes in the Company's shareholdings of Satellite Services Company Limited during 1998 , 1999 and 2000 are as follows:

                                                     Increase/
                         Interest                   (Decrease) in                    Change in
                         Acquired/                  Share of Net                     Minority
                          Held      Consideration      Assets         Goodwill       Interests
                         ---------  -------------   ------------   -------------   -------------
                            %         Baht '000       Baht '000      Baht '000       Baht '000
January 1, 1998           83.00%
July 1, 1998               8.50%    B   150,000     B    93,040    B     56,549    B   (93,040)
May 6, 1998                4.72%    B 2,000,000     B   (43,445)   B     43,445    B    43,445
December 30, 1999          0.94%    B 1,200,000     B   (23,510)   B     23,511    B    23,510
                         -------
December 31, 2000         97.16%
                         =======



5.   Cash and cash equivalents

                                               December 31,
                                      ------------------------------
                                          2000               1999
                                      ------------      ------------
                                        Baht'000           Baht'000

Cash at bank and in hand              B    655,930      B    831,186
Short-term bank deposits                 1,154,786         1,016,930
                                      ------------      ------------
                                      B  1,810,716      B  1,848,116
                                      ============      ============


The weighted average effective interest rate on short-term bank deposits was 4.94% and 5.84% during 2000 and 1999 respectively.

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

6.   Accounts receivable

                                                      December 31,
                                        ----------------------------------------
                                                2000                  1999
                                              Baht'000              Baht'000
                                        --------------------   -----------------

Trade accounts receivable               B          355,749     B      418,098
Less: Allowance for doubtful accounts             (181,253)          (237,610)
                                        --------------------   -----------------
                                        B          174,496     B      180,488
                                        ====================   =================



7.       Refundable Value Added Tax

                                                      December 31,
                                        ----------------------------------------
                                                2000                  1999
                                              Baht'000              Baht'000
                                        --------------------   -----------------
Refundable Value Added Tax ("VAT")      B          798,752     B       766,588
Less: Allowance for refundable VAT                (509,478)           (514,770)
                                        --------------------   -----------------
                                        B          289,274     B       251,818
                                        ====================   =================

The Company provides for VAT balances which are unlikely to be recovered.

8.       Other current assets

                                                      December 31,
                                        ----------------------------------------
                                                  2000                1999
                                                Baht'000            Baht'000
                                        --------------------   -----------------
Other accounts receivable               B           8,259      B        23,140
Prepaid expenses                                  106,202               34,981
Accrued income                                     14,209               20,264
Other                                              11,128               19,697
                                        --------------------   -----------------
                                        B         139,798      B        98,082
                                        ====================   =================

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements


9    Valuation and qualifying accounts

                                                                                            Debited/
                                                     Arising on                           (credited) to
                                  At December      Acquisition of                          statement of       At December
                                    31, 1997        Subsidiary           Utilized          operations          31, 1998
                                ----------------   ----------------   ----------------   -----------------  ----------------
                                    Baht'000           Baht'000           Baht'000           Baht'000           Baht'000
Allowance for:
Doubtful accounts receivable   B        106,504   B        274,204    B             -    B         22,190  B        402,898
 Slow moving and obsolete
 inventories                             61,790                  -                  -              41,407           103,197
Refundable VAT                           87,114            173,254                  -             257,428           517,796
Deferred taxes                        1,085,650            905,534                  -             781,197         2,772,381
                                ----------------   ----------------   ----------------   -----------------  ----------------
                               B      1,341,058   B      1,352,992    B             -    B      1,102,222  B      3,796,272
                                ================   ================   ================   =================  ================


                                                                                            Debited/
                                                     Arising on                           (credited) to
                                  At December      Acquisition of                          statement of       At December
                                    31, 1998        Subsidiary           Utilized          operations          31, 1999
                                ----------------   ----------------   ----------------   -----------------  ----------------
                                    Baht'000           Baht'000           Baht'000           Baht'000           Baht'000

Allowance for:
Doubtful accounts receivable   B        402,898   B              -    B     (195,396)    B         30,108  B        237,610
(note 6)
Slow moving and obsolete
 inventories (note 13)                  103,197                  -                  -             142,030           245,227
Refundable VAT (note 7)                 517,796                  -                  -             (3,026)           514,770
Deferred taxes (note 18)              2,772,381                             (150,328)             785,868         3,407,921
                                ----------------   ----------------   ----------------   -----------------  ----------------
                               B      3,796,272   B              -    B     (345,724)    B        954,980  B      4,405,528
                                ================   ================   ================   =================  ================


                                                                                            Debited/
                                                     Arising on                           (credited) to
                                  At December      Acquisition of                          statement of       At December
                                    31, 1999        Subsidiary           Utilized          operations          31, 2000
                                ----------------   ----------------   ----------------   -----------------  ----------------
                                    Baht'000           Baht'000           Baht'000           Baht'000           Baht'000
Allowance for:
Doubtful accounts receivable   B        237,610   B              -    B             -    B       (56,357)  B        181,253
(note 6)
Slow moving and obsolete
 inventories  (note 13)                 245,227                  -                  -           (110,595)           134,632
Refundable VAT (note 7)                 514,770                  -                  -             (5,292)           509,478
Deferred taxes (note 18)              3,407,921                  -                  -             322,739         3,730,660
                                ----------------   ----------------   ----------------   -----------------  ----------------
                               B      4,405,528   B              -    B             -    B        150,495  B      4,556,023
                                ================   ================   ================   =================  ================

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

10.  Tangible fixed assets

     Tangible fixed assets and the movements comprise (in thousands):

                                                                                            Furniture,
                                  Leasehold      Leased      Transmission  Assets Under   Fixtures, and
                                  Improve-    Transponder    & Receiving    Concession        Office      Assets Under
                                    ments      Equipment       Equipment    Agreements       Equipment    Construction   Total
                               -------------- ------------- -------------- -------------  --------------- ------------  ------------
                                  Baht'000      Baht'000       Baht'000        Baht'000       Baht'000      Baht'000     Baht'000
As at January 1, 1999
Cost                               113,738      1,928,981      3,944,743     1,032,639         290,637       248,214       7,558,952
Accumulated depreciation          (14,416)      (263,674)      (454,307)     (954,196)       (121,937)             -     (1,808,530)
                                ----------    -----------   ------------   -----------    ------------ ------------     ------------
Net book value                B     99,322  B  1,665,307   B  3,490,436  B     78,443   B     168,700   B   248,214   B   5,750,422
                                ==========    ===========   ============   ===========    ============ ============     ===========



Transactions during the year
ended December 31, 1999

Opening net book amount             99,322      1,665,307      3,490,436        78,443         168,700       248,214     5,750,422
Additions                            2,740              -        224,267        76,941          15,665             -       319,613
Reclassification                    11,500              -        136,565             -          57,000     (205,065)             -
Disposals - net                          -              -       (75,165)             -           (842)             -      (76,007)
Write-off of lost
 and impaired assets                     -              -      (110,793)             -        (20,906)             -     (131,699)
Depreciation charge               (32,867)      (166,531)    (1,264,022)      (40,856)        (80,189)             -   (1,584,465)
                                ----------    -----------   ------------   -----------    ------------ ------------     -----------
Closing net book amount             80,695      1,498,776      2,401,288       114,528         139,428        43,149     4,277,864
                                ==========    ===========   ============   ===========    ============ ============     ===========



As at December 31, 1999

Cost                               134,738      1,928,981      4,112,834     1,109,581         362,463        43,149      7,691,746
Accumulated depreciation          (54,043)      (430,205)    (1,711,546)     (995,053)       (223,035)             -    (3,413,882)
                                ----------    -----------   ------------   -----------     -----------    ----------    -----------
Net book value               B      80,695  B   1,498,776  B   2,401,288  B    114,528   B     139,428  B     43,149 B    4,277,864
                                ==========    ===========   ============   ===========     ===========    ==========    ===========


Transactions during the year ended
December 31, 2000

Opening net book amount             80,695      1,498,776      2,401,288       114,528         139,428        43,149      4,277,864
Additions                            3,852              -        643,318             -          30,982        57,048        735,200
Reclassification                     2,304              -         34,521             -          44,657      (81,482)              -
Disposals - net                        (2)              -        (7,659)          (65)         (1,156)       (3,549)       (12,431)
Write-off of lost and
 impaired assets-                        -              -      (111,060)             -               -             -      (111,060)
Depreciation charge               (23,706)      (166,530)    (1,306,958)      (44,917)        (71,867)             -    (1,613,978)
                                ----------    -----------   ------------   -----------     -----------    ----------    -----------
Closing net book amount             63,143      1,332,246      1,653,450        69,546         142,044        15,166      3,275,595
                                ==========    ===========   ============   ===========     ===========    ==========    ===========

As at December 31, 2000

Cost                               123,596      1,928,981      4,606,816       998,170         427,133        15,166       8,099,862
Accumulated depreciation          (60,453)      (596,735)    (2,953,366)     (928,624)       (285,089)             -     (4,824,267)
                                ----------    -----------   ------------   -----------     -----------    ----------    -----------
Net book amount               B     63,143  B   1,332,246  B   1,653,450  B     69,546   B     142,044  B     15,166   B   3,275,595
                                ==========    ===========   ============   ===========     ===========    ==========    ===========

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

Prior to the year ended December 31, 2000 the Group accounted for decoder equipment in disconnected subscriber homes that remained un-recovered for more than 180 days as impaired and recognized a provision for impairment. In the year ended December 31, 2000 the Group has amended its accounting treatment to write off the carrying value of such disconnected decoder equipment in full on identification of the equipment as being irrecoverable. The comparative figures for the ended December 31, 1999 have been restated to comply with the new accounting treatment. There is no change in the net book value of tangible fixed assets at January 1, 1999, December 31, 1999 and December 31, 2000 as a result of this change in presentation.

During the year ended December 31, 2000 the Group entered into two sale and leaseback agreements with a third party whereby it sold decoder equipment included in transmission and receiving equipment with a net book value of Baht
176.0 million and leased back the equipment under finance leases. No gain or loss was recognized on these transactions.

Decoder equipment in disconnected subscriber homes which remains unrecovered for more than 180 days is written off in full. During the year ended December 31, 2000 additional write off of unrecovered decoder equipment amounting to Baht 38.6 million was recognized (1999: Baht 110.8 million). During the year decoder equipment amounting to Baht 27.5 million has been provided against as damaged.

In the year ended December 31, 2000 smart cards, included in transmission and receiving equipment, with a net value of Baht 44.9 million were considered to be technologically impaired and were written off.

During the year ended December 31, 2000 fully depreciated assets no longer in use with a cost of Baht 222.2 million have been eliminated from the accounts.

In the year ended December 31, 1999 a subsidiary identified Baht 110.8 million of equipment rented to subscribers which could not be recovered. The subsidiary wrote off the full carrying value of Baht 110.8 million of such equipment in the year ended December 31, 1999, and the allowance was charged to the statement of operations in selling, general and administrative expenses. In the year ended December 31, 2000 the Group identified furniture, fixtures and office equipment as damaged or lost with a carrying value of Baht
20.9 million and wrote of this equipment to the statement of operations in selling, general and administrative equipment.

As set out in note 3, in the year ended December 31, 1999 a subsidiary, Satellite Services Company Limited, revised the useful life of decoder equipment included in transmission and receiving equipment from 10 years to 5 years.

In the year ended December 31, 1998 UBC announced its intention to cease offering pay television services distributed through the analogue Multichannel, Multi-Point Distribution Service ("MMDS") network as it considered the continued use of the analogue MMDS network had ceased to be economically viable. In recognition of this intention the Company reviewed the carrying amount of certain concession assets related to the analogue MMDS network and wrote off Baht 232.6 million in recognition of permanent impairment of these assets. UBC completely ceased to offer the MMDS service in February 1999.

In the year ended December 31, 1998 a subsidiary identified Baht 124.0 million of equipment rented to subscribers which could not be recovered. The subsidiary wrote off the full carrying value of such equipment in the year ended December 31, 1998, and the allowance was charged to the statement of operations in selling, general and administration expenses.

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

The Company entered into a U.S. dollar denominated transponder lease agreement with a related company in September 1997 to procure transponder space on the related company's satellite for provision of its Digital Direct To Home Service. Under the agreement the Company secures the right to use six non-preemptible unprotected Ku-band transponders for an initial term expiring in November 2008, with an option to renew the agreement under certain terms and conditions for the remaining operational life of the satellite. The related company ceased to be a related party during 1999. The Company has accounted for the transponder lease agreement as a finance lease with effect from the date of the agreement, September 26, 1997. Commitments for minimum rentals under non-cancellable finance and operating leases as at December 31, 2000 are as follows:

                                                   Finance           Operating
                                                   leases            leases
                                             -----------------    --------------
    For the years ended December 31:              Baht'000           Baht'000

    2001                                        B      649,629    B     865,198
    2002                                               649,629          865,015
    2003                                               625,373          150,015
    2004                                               581,899           54,015
    2005                                               581,899           54,015
    2006 and after                                   1,745,695          102,527
                                             -----------------    --------------
    Total minimum lease payments                     4,834,124    B   2,090,785
                                                                  ==============
    Less: amount representing interest             (2,359,931)
                                             -----------------
    Present value of finance lease liabilities  B    2,474,193
                                             =================



The transponder finance lease bear interest at 20% as of December 31, 2000. Other finance leases bear interest at rates varying between 7% - 9.8% at December 31, 2000. The weighted average interest rate was 19.5% (1999: 20.0%).

11.     Goodwill

                                                   December 31,

                                            2000                  1999
                                   ---------------------------------------------
                                          Baht'000              Baht'000
                                   --------------------     --------------------
     At January 1

        Cost                       B         3,359,831      B       3,336,320
       Accumulated amortization              (456,804)              (202,671)
                                   --------------------     --------------------
       Net book value                        2,903,027              3,133,649
                                   ====================     ====================

     Opening net book value                  2,903,027              3,133,649
     Additions                                       -                 23,511
     Amortization charge                     (258,474)              (254,133)
                                   --------------------     --------------------
     Net book value                          2,644,553              2,903,027
                                   ====================     ====================

     At December 31

       Cost                                  3,359,831              3,359,831
       Accumulated amortization              (715,278)              (456,804)
                                   --------------------     --------------------
       Net book value              B         2,644,553      B       2,903,027
                                   ====================     ====================

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

12.   Film and program rights

                                                            December 31,
                                               ---------------------------------
                                                   2000                 1999
                                               ---------------  ----------------
                                                 Baht'000             Baht'000

            At January 1

              Cost                          B     2,754,718    B      2,109,657
              Accumulated amortization           (2,502,384)         (1,880,545)
                                               ---------------   ---------------
              Net book value                         252,334             229,112
                                               ===============   ===============

            Opening net book value                   252,334             229,112
            Additions                                634,298             645,061
            Disposals                                (4,834)                   -
            Amortization charge                    (446,308)           (621,839)
                                               ---------------   ---------------
            Net book value                           435,490             252,334
                                               ===============   ===============

            At December 31

              Cost                                 2,420,180           2,754,718
              Accumulated amortization           (1,984,690)         (2,502,384)
                                               ---------------   ---------------
              Net book value                 B       435,490    B        252,334
                                               ===============   ===============


During the year ended December 31, 2000 fully amortized film and program rights no longer used with a cost of Baht 964.0 million have been eliminated from the accounts.

13.   Inventories

                                                            December 31,
                                               ---------------------------------
                                                      2000                1999
                                               ---------------  ----------------
                                                    Baht'000            Baht'000

      Aerials                                 B        27,580   B         27,580
      Digital Direct to Home equipment                 66,264             96,533
      Decoders and associated components               38,853            149,546
      Inventories in transit                            2,085              2,085
      Other                                   B         1,672   B          1,672
                                                --------------    --------------
                                                      136,454           277,416
      Less: Allowance for slow moving and
            obsolete inventories                    (134,632)          (245,227)
                                                --------------    --------------
                                              B         1,822   B         32,189
                                                ==============    ==============

During the year ended December 31, 1999 the Company recorded an allowance of Baht 149.5 million against certain receiving equipment on the identification of technological obsolescence. This allowance was charged to selling, general and administrative expenses. During the year ended December 31, 2000 the Company's engineers have developed technical modifications to certain cable receiver boxes which enable these cable receiver boxes to be put into service. Accordingly, Baht 110.6 million of this allowance has been released. The engineers are assessing the remaining receiving equipment which has been fully provided against to determine whether this equipment can also be successfully modified. Until the engineers are able to assess the success of modification with reasonable certainly the remaining provision for technological obsolescence of Baht 28.9 million will be retained. Included in inventory are inventories carried at Baht nil with a cost of Baht 134.6 million (1999: 245.2 million).

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

14.  Accrued expenses

                                                                      December 31,
                                                        --------------------------------------
                                                               2000                     1999
                                                        -------------             ------------
                                                             Baht'000                 Baht'000
     Accrued concession fee                            B      322,081           B      141,060
     Accrued license fee                                      311,153                  112,175
     Accrued other                                            467,557                  453,475
                                                        -------------             ------------
                                                       B    1,100,791           B      706,710
                                                         ============             ============



15.  Other current liabilities

                                                                      December 31,
                                                        --------------------------------------
                                                               2000                     1999
                                                        -------------             ------------
                                                             Baht'000                 Baht'000
     Deferred revenue                                  B      347,016           B      333,297
     Other current liabilities                                127,776                  135,160
                                                        -------------             ------------
                                                       B      474,792           B      468,457
                                                         ============             ============


16.  Finance lease obligations

                                                                      December 31,
                                                        --------------------------------------
                                                              2000                     1999
                                                        -------------             ------------
                                                             Baht'000                 Baht'000
     Finance lease liabilities - minimum lease payments B   4,834,124           B    4,504,202
     Future finance charges on finance lease              (2,359,931)              (2,402,218)
                                                        -------------             ------------
     Present value of finance lease liabilities             2,474,193                2,101,984
                                                        -------------             ------------

     Representing:
     Current liabilities                                      186,917                   92,965
     Non-current liabilities                                2,287,276                2,009,019
                                                        -------------             ------------
     Present value of finance lease liabilities             2,474,193                2,101,984
                                                        -------------             ------------


                                                                     December 31,
                                                        --------------------------------------
                                                              2000                     1999
                                                        -------------             ------------
                                                            Baht'000                 Baht'000
     The present value of finance lease
     liabilities may be analyzed as follows:
     Not later than 1 year                              B     186,917             B     92,965
     Later than 1 year and not later than 5 years             982,463                  625,684
     Later than 5 years                                     1,304,813                1,383,335
                                                        -------------             ------------
                                                            2,474,193                2,101,984
                                                        =============             ============

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements


17.  Other non-current liabilities

                                                      December 31,
                                           ---------------------------------
                                               2000                  1999
                                           ----------            -----------
                                            Baht'000              Baht'000

     Deposits received from customers    B    257,335        B      207,625
     Others                                         -                   222
                                           ----------            -----------
                                         B    257,335        B      207,847
                                           ==========            ==========

Customer deposits are received on initial installation and are refundable to the customer on cancellation of service.

18.  Deferred taxation

The deferred taxation relates to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred taxation liabilities and assets are summarized below:

                                                       December 31,
                                             ---------------------------------
                                                  2000                1999
                                             -------------        ------------
                                               Baht'000            Baht'000
     Deferred taxation liabilities

     Claims against customers              B             -      B            -

     Deferred taxation assets

     Leased tangible fixed assets                  294,609             180,962
     Accounts receivable and other assets           54,376              71,283
     Inventories                                    40,390              73,568
     Film and program rights                         9,542              27,086
     Other claims                                   58,752              58,752
     Purchased fixed assets                        541,761             328,951
     Concession tangible fixed assets              210,347             208,599
     Tax loss carry forwards                     2,520,883           2,458,720
                                             -------------        ------------
     Gross deferred taxation assets              3,730,660           3,407,921
                                             -------------        ------------

     Net deferred taxation assets                3,730,660           3,407,921
     Less: Valuation allowance                 (3,730,660)         (3,407,921)
                                             -------------        ------------
     Net deferred tax assets               B             -      B            -
                                             =============        ============

The Company has raised a valuation allowance against the net deferred taxation asset as in management's estimate it is more likely than not that the deferred taxation asset will not be realized, due to the historical operating losses incurred by the Company's operations and the timing limits on the tax loss carry forwards that arose on these losses.

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

The Group has tax loss carry forwards in Thailand of approximately Baht 8,402,944 thousand. A summary of the tax loss carry forwards and the expiry dates at December 31, 2000 are set out below:

                                                      Baht'000

2001                                                 1,262,225
2002                                                 2,097,548
2003                                                 2,745,959
2004                                                 1,445,929
2005                                                   851,283
                                                  ------------
                                                     8,402,944
                                                  ============

Under the Thai Revenue Code all companies are taxed as separate entities with no relief available for groups.


19.  Minority interest

                                                                December 31,
                                                          ----------------------
                                                            2000          1999
                                                          --------    ----------
                                                          Baht'000      Baht'000

     As at  January 1                                  B    88,022  B    105,045
     Acquisition of additional shares in Satellite
       Service Co., Ltd. (note 4)                              -          23,510
     Share of net loss of subsidiaries                    (23,323)      (40,533)
                                                          --------    ----------
     As at December 31                                 B    64,699  B     88,022
                                                          ========    ==========


20.  Shareholders' equity

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

On April 30, 1998, the Executive Committee passed a resolution to approve the issuance of 110,018,850 new common shares and to offer to the existing shareholders at the rate of 4.37 old shares for 1 new share, Baht 20 per share. Such ratio is based on 243,000,000 common shares which have been officially registered with the Ministry of Commerce for their issuance, plus 237,782,376 new common shares for the new strategic partner as discussed in the previous paragraph. According to the aforesaid offer, only 77,940,202 common shares were subscribed by the existing common shareholders and the said newly issued shares were registered with the Ministry of Commerce on June 15, 1998. Certain existing shareholders, as agreed by the Executive Committee Meeting on June 9, 1998, had subsequently subscribed another 32,050,992 common shares which had not been subscribed by other shareholders as part of the rights offer, at Baht 20 per share. The said newly issued shares were registered with the Ministry of Commerce on July 10, 1998.

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

On July 10, 1998, the Executive Committee Meeting, in accordance with the Extraordinary Shareholder Meeting on March 27, 1998 and the Executive Committee on April 30, 1998, approved the allocation of up to 90,000,000 new ordinary shares, of Baht 10 par value, to institutional investors by way of private placement, at a price of no less than Baht 24 per share. The said newly issued shares were fully subscribed and subsequently registered with the Ministry of Commerce on July 29, 1998. The premium on share capital in respect of the offer of 90,000,000 shares issued to institutional investors and registered with the Ministry of Commerce on July 29, 1998 is net of management and underwriting commission and selling commission incurred in the offer amounting to some Baht 74.67 million.

On April 26, 2000, the shareholders at the Annual General Meeting passed a resolution to approve the decrease of authorised share capital from 780,782,376 ordinary shares with par value of Baht 10 per share to 740,773,570 ordinary shares with a par value of Baht 10 per share, and to increase the authorised share capital from 740,773,570 ordinary shares with par value of Baht 10 per share to 940,773,570 ordinary shares with a par value of Baht 10 per share. These changes in authorised share capital were registered with the Ministry of Commerce on July 4, 2000.

On December 12, 2000, the shareholders at the Extraordinary General Meeting passed a resolution to approve the decrease of authorised share capital from 940,773,570 ordinary shares with par value of Baht 10 per share to 740,773,570 ordinary shares with a par value of Baht 10 per share, and to increase the authorised share capital from 740,773,570 ordinary shares with par value of Baht 10 per share to 970,404,513 ordinary shares with a par value of Baht 10 per share. These changes in authorised share capital were registered with the Ministry of Commerce on February 15, 2001.

At December 31, 2000, the total authorised number of ordinary shares is 970,404,513 shares (1999: 780,782,376 shares), and the total issued number of ordinary shares is 740,773,570 (1999: 740,773,570 shares) with a par value of Baht 10 per share (1999: Baht 10 per share). All issued shares are fully paid.

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

Share option scheme

At the Extraordinary General Meeting of Shareholders held on December 12, 2000, the shareholders approved the Employee Securities Option Plan (ESOP) of the Company. The ESOP is open to the Executive Committee and certain specific employees and under the terms of the plan non-transferable warrants in respect of 29,630,943 units will be issued to these employees. The options will have an exercise price at the average market share price of the Company as quoted on the Stock Exchange of Thailand for the two weeks (ten business days) preceding November 6, 2000, the date of the Board of Director Meeting to approve the ESOP. The warrants will be exercisable generally one-third from the last business day of December 2001, one-third from the last business day of December 2002 and one-third from the last business day of December 2003. The options under the plan in expire 9 years from the date of issue or on termination of employment. The Company is currently in the process of obtaining approval of the office of the Securities and Exchange Commission of Thailand for the ESOP and no warrants have yet been issued under the scheme. The Company has recorded no cost in connection with this plan in the year ended December 31, 2000.

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements


21.  Net sales

                                                                          Year ended December 31,
                                                       --------------------------------------------------
                                                          2000                1999               1998
                                                       -----------      --------------    --------------
                                                          Baht'000            Baht'000           Baht'000
     Subscription revenues                          B    4,360,712   B       3,531,221  B       2,433,811
     Equipment installation                                281,966             221,769            194,541
     Other services                                        256,980             192,305            146,501
                                                       -----------      --------------    --------------
                                                    B    4,899,658   B       3,945,295  B       2,774,853
                                                       ===========      ==============    ===============


22.  Operating loss

Operating loss is arrived at after charging:

                                                                          Year ended December 31,
                                                       --------------------------------------------------
                                                           2000               1999                 1998
                                                       -----------      --------------    --------------
                                                          Baht'000            Baht'000           Baht'000
     Staff costs                                    B      422,354   B         377,124  B         305,772
     Advertising costs                                     313,007             185,775            124,039
     Operating lease rentals payable
       - property, fixtures and fittings                    58,933              52,444             23,737
       - transmission networks                             812,875             818,500            558,500


The average weekly number of persons employed by the Company in 2000 was 1,228 Full Time (1999: 1,208) and 66 Part Time (1999: 107).




23.  Financial results

                                                                       Year ended December 31,
                                                       --------------------------------------------------
                                                           2000               1999              1998
                                                       -----------      --------------    --------------
                                                          Baht'000            Baht'000          Baht'000
     Foreign exchange (loss)/gain                   B    (182,031)   B         (8,263)   B       296,191
                                                       -----------      --------------    --------------
     Interest income                                        74,801              85,142            104,140
                                                       -----------      --------------    --------------
     Interest expense
       - related party borrowings                                -             (1,246)          (24,719)
       - finance leases                                  (445,807)           (433,465)          (463,910)
       - other                                                (38)                (76)           (28,266)
                                                       -----------      --------------    --------------
     Total interest expense                              (445,845)           (434,787)          (516,895)
                                                       -----------      --------------    --------------
     Net financial results                          B    (553,075)    B      (357,908)   B      (116,564)
                                                       ===========      ==============    ===============

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements

24.  Income taxation

                                                   Year ended December 31,
                                            ------------------------------------
                                               2000            1999       1998
                                            ---------    -----------    --------
                                             Baht'000       Baht'000    Baht'000
     Taxation:
       Current in respect of prior years   B        -   B      1,853   B   1,762
       Deferred                                     -            -             -
                                            ---------    -----------    --------
     Charged against income                B        -   B      1,853   B   1,762
                                            =========    ===========    ========

The difference between income taxation expense computed at statutory rates of the respective companies (30%) and income taxation expense provided on results is as follows:

                                                          December 31,
                                            ------------------------------------
                                              2000          1999          1998
                                            ---------    -----------    --------
                                             Baht'000      Baht'000     Baht'000

     Income taxation at statutory rates    B(631,370)   B (879,094)  B (886,694)

     Timing differences                       282,537       314,500     (23,750)
     Permanent differences:
       Non deductible goodwill amortization    77,542        76,240       56,855
       Taxes written off                       17,551        30,615       29,820
       Other permanent differences            (1,645)      (11,776)       20,584
     Current year tax losses carry forwards   255,385       471,368      804,947
                                            ---------    -----------    --------
     Income taxation expense               B        -   B     1,853  B     1,762
                                            =========    ===========    ========


25.  Related party transactions

The Company's principal shareholders are Telecom Holdings Co., Ltd. and MIH Limited which both hold in excess of 20.0% but less than 50.0% of the Company's share capital. No other individual shareholder holds in excess of 20.0% of the Company.

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements


The Company entered into transactions and has balances with a number of related parties. The transactions with related parties are summarized below:

                                                                  Year ended December 31,
                                                      ---------------------------------------
                                                          2000           1999         1998
                                                      -------------- ------------ -----------
                                                        Baht'000       Baht'000    Baht'000
Related party and the nature of the relationship
and transactions

Telecom Holdings Co., Ltd and its group
companies, a shareholder


      Services provided and other income
      Sales other                                              147           -              -
                                                      -------------- ------------ -----------
                                                               147           -              -
                                                      -------------- ------------ -----------
      Service received

      Equipment rental and installation services      B     78,126   B 109,200    B         -
      Cable network utilization services                   783,243     780,000        520,000
                                                      -------------- ------------ -----------
                                                           861,369     889,200        520,000
                                                      -------------- ------------ -----------

Shin Corporations Public Co., Ltd.
and its group companies, a shareholder
of the Company for the period to March 1999



      Services provided

      Commission                                                 -           -          4,120
                                                      -------------- ------------ -----------
      Sponsorship                                                -           -              -
                                                      -------------- ------------ -----------
                                                                 -           -          4,120
                                                      -------------- ------------ -----------

      Services received

      Transmission services                                      -           -        549,160
      Equipment rental and other services                        -           -        372,690
      Consulting and management services                         -           -         12,990
      Interest                                                   -           -         15,040
      Commission                                                 -           -         11,950
      Advertising                                                -           -          9,730
                                                      -------------- ------------ -----------
                                                                 -           -        971,560
                                                      -------------- ------------ -----------


MIH Ltd and its group companies, a shareholder
      Services received
      Operating system services                            15,038        26,579         1,360
      Interest                                                  -         1,380             -
      Consulting and management services                   81,525       121,800             -
      Other services                                          848            -              -
                                                     -------------   -----------  -----------
                                                      B    97,411    B  149,759   B     1,360
                                                     --------------  -----------  -----------

Total revenue generated from related parties          B       147    B        -   B     4,120
                                                     ==============  ===========  ===========
Total expenses incurred through related parties       B   958,780    B 1,038,959  B 1,492,920
                                                     ==============  ===========  ===========


Transactions with related parties are carried out on a basis agreed between the parties.

Balances with related parties are summarized below:

    United Broadcasting Corporation Public Company Limited and Subsidiaries
                Notes to the Consolidated Financial Statements



                                                         December 31,
                                                -------------------------
                                                    2000             1999
                                                --------        ---------
                                                Baht'000         Baht'000

Amounts owed by  related parties

      Telecom Holdings Co., Ltd.              B    2,529      B     1,906
      MIH Ltd.                                     9,770           68,885
                                                --------        ---------
      Total due from related companies            12,299           70,791
                                                ========        =========


Amounts owed to related parties

      Telecom Holdings Co., Ltd.                 293,335          369,390
      MIH Ltd.                                    68,400           38,110


Short-term loans and advances from
related parties

      Telecom Holdings Co., Ltd.                       -                -
      MIH Ltd.                                    25,334           25,334
                                                --------        ---------
      Total due to related companies          B  387,069      B   432,834
                                                ========        =========

In February 1997, UBC Cable Public Company Limited, (formerly UTV Cable Network Public Company Limited), which became the Company's subsidiary as from May 4, 1998, sold its multimedia network and associated assets to a related company, a subsidiary of Telecom Holdings Co., Ltd. Under the terms of the sale and purchase agreement, both parties agreed to adjust the selling price to the appraisal value to be determined by an independent appraiser. UBC Cable Public Company Limited has set up a liability of approximately Baht 195.8 million to cover the difference between the selling price, Baht 2,482.4 million, and the lower appraised value of assets, approximately Baht 2,286.6 million. The Company has not as yet received a final invoice from Telecom Holdings Co. Ltd, such invoice should be provided in the near future after Telecom Holdings Co. Ltd has completed discussions with the independent appraiser.

Shin Corporations Public Co., Ltd. ceased to be a related company during the three month period ended March 31, 1999.

Director's remuneration representing fees and gratuities as approved by the shareholders of the Company in their Annual General Meeting amounted to Baht
0.6 million (1999: 0.4 million). There are no loans to directors.

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

     United Broadcasting Corporation Public Company Limited and Subsidiaries
                 Notes to the Consolidated Financial Statements

(b)  Capital expenditure and operating commitments

Capital expenditure contracted for at the balance sheet date but not recognized in the financial statements is as follows:

                                                             December 31,
                                                         -----------------------
                                                         2000            1999
                                                         ----            ----

Thai Baht thousand

DTH equipment                                        B     4,280    B      9,053
                                                     -----------    ------------
Film and program rights                                    8,492         194,472
                                                     B    12,772    B    203,525
                                                     ===========    ============
US Dollars thousand (Exchange rate: 43.4396
Thai Baht per U.S. dollar at December 31, 2000)
DTH equipment                                        $     3,019    $      5,866
Film and program rights                                   13,248          25,514
                                                     -----------    ------------
                                                     $    16,267    $     31,380
                                                     ===========    ============
Pound sterling thousand (Exchange rate: 64.9569
Thai Baht per pound sterling at December 31, 2000)
Film and program rights                             Pd         -   Pd         65
                                                     -----------    ------------
                                                    Pd         -   Pd         65
                                                     ===========    ============

At December 31, 2000 and 1999 the Company and its subsidiaries had commitments with overseas suppliers to acquire television programming via satellite. Costs of programs acquired vary with the number of subscribers.

At December 31, 2000 the Company and its subsidiaries had commitments with banks whereby the latter issue letters of guarantees in respect of customs duties and other transactions in the ordinary course of business amounting to approximately Baht 40.9 million (1999: Baht 41.0 million).

(c)  Finance and operating lease commitments

At December 31, 2000, Satellite Service Company Limited had entered into a finance lease agreement with a third party to lease decoder equipment, with a capital value amounting to approximately Baht 220.0 million for three years at a monthly rental fee of Baht 7.0 million. No transactions were made under this lease agreement during the year ended December 31, 2000. Subsequent to March 2001, lease of the equipment amounting to approximately Baht 34.7 million were made at a monthly fee of Baht 1.1 million.

Other finance and operating lease commitments in the ordinary course of business are disclosed in note 10.

(d)  Commitments and contingencies with related parties

Significant commitments and contingencies with related parties are as follows:

Commitments

a) The Company has entered into agreements with a former related company to receive satellite uplink services until December 2003 with an option to renew. The Company is committed to pay for services in respect of the agreement in the amount of approximately Baht 2.6 million per month. The related company ceased to be a related company in the three month period ended March 31, 1999.

b) A subsidiary has entered into a multimedia network service agreement with a related company, Asia Multimedia Company Limited, a subsidiary of Telecom Holdings Company Limited, for a period of 5 years which expires on May 4, 2003, with an option to renew. The subsidiary is committed to pay fees in respect of the agreement amounting to approximately Baht 65.0 million per month where subscribers connected to network do

     United Broadcasting Corporation Public Company Limited and Subsidiaries
                 Notes to the Consolidated Financial Statements

not exceed 165,000. The excess of 165,000 subscribers will be charged at the rate of Baht 140 per subscriber per month.

Contingencies

a) In February 1997, UBC Cable, (formerly UTV Cable Network Public Company Limited), which became the Company's subsidiary as from May 1, 1998, sold its multimedia network and associated assets to a related company. As part of the sale of the multimedia network and associated assets UBC Cable assigned its rights and obligations to the aforesaid related company in respect of agreements with contracts relating to the buildout of the multimedia network. In terms of the assignment UBC Cable guarantees the obligations assigned. UBC Cable has full recourse against the assignee. Management does not have access to sufficient information to reliably quantify the potential obligations under the guarantees and management is not aware of any claims resulting from such guarantees.

b) The Company retains legal ownership of 70% of the share capital of International Broadcasting Corporation (Cambodia) Co., Ltd, however, this subsidiary is not operating, and has not operated, for in excess of five years. The Company assesses that the probability of future liabilities arising in respect of this interest is remote, and no provision has been made in these accounts for any such potential liabilities.

27.  Cash generated from operations


                                                                           Year ended December 31,
                                                              ----------------------------------------------
                                                                2000               1999               1998
                                                              --------           --------           --------
                                                              Baht'000           Baht'000           Baht'000
Net loss before tax and minority interest                 B  (2,104,566)     B  (2,928,459)     B  (2,953,883)
Adjustments for:
  Depreciation of tangible fixed assets                        1,613,978          1,584,465            561,627
  Amortization of goodwill                                       258,474            254,133            189,516
  Amortization of film and program rights                        446,308            621,839            619,017
  Loss on disposal of tangible fixed assets,
    concession assets and film and program rights                  9,995                  -                  -
  Interest on finance lease                                      445,807            433,465            463,910
  Accounts receivable write-off and allowance                   (56,357)             30,108             20,605
  Unrealized foreign exchange losses/(gains)                     272,675             42,369          (635,887)
  Tangible fixed assets write-off                                111,060            131,699            363,905
  (Decrease)/increase in inventory allowance                   (110,595)            142,030             41,407
  (Decrease)/increase in allowance for refundable VAT            (5,292)            (3,026)            260,808
  Decrease/(increase) of accounts receivables                     62,349           (46,936)             74,540
  Increase in other current assets                             (151,957)          (164,518)           (558,905)
  Decrease/(increase) in amounts owed by related parties          58,407           (12,394)             50,667
  Decrease in inventories                                        140,962             27,366             61,582
  Decrease/(increase) in other assets                             13,085             36,380           (16,574)
  Increase /(decrease) in payables                               218,350            306,254           840,943)
  Increase/(decrease) in accrued expenses                        394,119           (87,311)            424,230
  (Decrease)/increase in amounts owed to related parties        (45,765)          (343,494)            327,486
  Increase/(decrease) in other payables                           55,822            296,279           (15,503)
                                                            ------------      -------------      -------------
  Cash generated from/(used in) operations                 B   1,626,859     B      320,249     B  (1,562,395)
                                                            ============      =============      =============

     United Broadcasting Corporation Public Company Limited and Subsidiaries
                 Notes to the Consolidated Financial Statements


28.      Financial instruments and risk management

Foreign currency risk

In order to manage the risks arising from fluctuations in currency exchange rates the Company and its subsidiaries adopt the following foreign currency risk management practices:

o    entering into foreign exchange contracts
o to the extent that approval is granted by the Bank of Thailand, the Company retains funds raised in U.S. dollars by capital increases and loans from foreign shareholders in U.S. dollars
o negotiating payment terms for foreign currency settlements on an individual transaction basis
o    negotiating with foreign suppliers to share the foreign exchange exposure

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

There were no open foreign exchange contracts at December 31, 2000 and 1999.

Transactions if hedged with forward exchange contracts are not hedged on a net basis but rather on a transaction by transaction basis.

At December 31, 2000 and 1999 the Company and its subsidiaries had outstanding foreign currency assets and liabilities as follows:

                           2000            2000           1999           1999
                         --------        ---------      --------       ---------
                         Currency        Thai Baht      Currency       Thai Baht
                         thousand        thousand       thousand       thousand
                         --------        ---------      --------       ---------
     Assets
     U.S. dollars          21,460      B   924,832        37,910   B   1,411,473
                                        ----------                  ------------
                                           924,832                     1,411,473
                                        ==========                  ============
     Liabilities
     U.S. dollars          64,562        2,804,548        56,536       2,131,961
     Pounds sterling          192           12,472           166          10,158
     Deutsche marks            50            1,036            22             623
                                        ----------                  ------------
                                       B 2,818,056                 B   2,142,742
                                        ==========                  ============

Foreign currency assets represent U.S. dollar deposits with foreign and local banks for the future payments of foreign currency liabilities, whilst the above foreign currency liabilities represent trade accounts payable, advances from related companies and finance lease obligations. The foreign currency liabilities have been hedged using the foreign currency assets above.

In April 2001 the Company entered into forward contracts to buy US$ 15 million. The maturity of the contracts is in the range of 1 to 6 months at the rates of Baht 45.46 - 45.86 to US$ 1.

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

     United Broadcasting Corporation Public Company Limited and Subsidiaries
                 Notes to the Consolidated Financial Statements

                                                   December 31, 2000                 December 31, 1999
                                              --------------------------        --------------------------
                                              Carrying                          Carrying
                                               Amount         Fair Value         Amount         Fair Value
                                              ---------       ----------        ---------       ----------
                                              Baht'000         Baht'000         Baht'000         Baht'000
  Assets:
  Cash and cash equivalents                B  1,810,716     B  1,810,716     B  1,848,116     B  1,848,116
  Accounts receivable                           174,496          174,496          180,488          180,488
  Amounts owed by related parties                12,299           12,299            1,487            1,487
  Other accounts receivable                       8,259            8,259           23,140           23,140
  Liabilities:
  Accounts payable, accruals, and
  other current liabilities                   2,654,961        2,654,961        2,070,079        2,070,079
  Amounts owed to related parties               387,069          387,069          432,834          432,834
  Short-term borrowings                         186,917          289,517           92,965          222,267
  Long-term debt                              2,287,276        2,847,928        2,009,019        2,779,127
  Deposits from customers                       257,335          257,335          207,625          207,625

Credit facilities

At December 31, 2000, the Company had overdraft borrowing facilities of Baht 15 million and decoder funding facilities, including letters of credit, trust receipt and finance lease facilities in an aggregate amount equal to Baht 250.0 million with various financial institutions.

Unused credit lines relate to short term borrowings and forward currency contract facilities and comprise US$ 38 million forward currency contract facilities and Baht 60.0 million loan facilities as at December 31, 2000. Terms and conditions of the short-term loan facilities are not specified and are subject to mutual agreement between the Company, its subsidiaries, and lenders, if required.

Credit risk

The Company is exposed to certain concentration of credit risk relating to its cash and current investments. The Company places its cash and current investments with high quality institutions. The Company's policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The Company has not experienced any losses on such accounts. As of December 31, 2000, cash and current investments were held with numerous financial institutions.

Other Risks and Concentrations

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

     United Broadcasting Corporation Public Company Limited and Subsidiaries
                 Notes to the Consolidated Financial Statements


29.  Pension funds

The Company operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Current contributions to the pension funds operated for employees are charged to the Statement of Operations as incurred and amounted to Baht 12.6 million, Baht
8.0 million and Baht 3.6 million during 2000, 1999 and 1998, respectively. Included in creditors at December 31, 2000 is contributions payable of Baht nil (1999: Baht 3.9 million) in respect of employer contribution to the schemes.

30. Differences between IAS and United States Generally Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS.

Under IAS the Company does not capitalize interest attributable to construction in progress. Interest capitalization is required under generally accepted accounting principles in the United States ("U.S. GAAP"). The reconciliation of net loss and shareholders' equity as of December 31, 2000 and 1999 and for the years then ended, shown below, includes the effect of this difference.

Under US GAAP, film and program rights of Baht 174.3 million and Baht 143.0 million as of December 31, 2000 and 1999 respectively, would be classified as current assets.

Reconciliation of net loss:

                                                               Year ended December 31,
                                                  -----------------------------------------------
                                                     2000               1999               1998
                                                  ---------          ---------          ---------
                                                  Baht '000          Baht '000          Baht '000
Net loss under IAS                            B   (2,081,243)    B   (2,889,779)    B   (2,919,382)

U.S. GAAP adjustment:
  Capitalization of interest                                -              5,811             56,036
  Depreciation of capitalized interest               (15,747)           (14,554)                  -
                                               --------------     --------------     --------------
  Comprehensive and net loss under U.S. GAAP  B     2,096,990    B   (2,898,522)    B   (2,863,346)
                                               ==============     ==============     ==============

Weighted average common shares outstanding
 (thousands)                                          740,774            740,774            525,156
Basic and diluted net loss per share under
 U.S. GAAP                                    B        (2.83)    B        (3.91)    B        (5.45)


Reconciliation of shareholders' equity:
                                                     Year ended December 31,
                                                  ----------------------------
                                                     2000               1999
                                                  ---------          ---------
                                                  Baht '000          Baht '000
Total shareholders' equity under IAS          B     2,963,569    B     5,044,812

U.S.GAAP adjustment:
  Capitalization of interest, net                      42,468             58,215
                                               --------------     --------------
Total shareholders' equity under U.S. GAAP    B     3,006,037    B     5,103,027
                                               ==============     ==============

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

If an asset is considered impaired, the amount of the impairment is calculated as the difference between the carrying value and the fair value of the asset under IAS and U.S. GAAP. We recorded certain write-offs regarding assets that we considered impaired under IAS and U.S. GAAP as a result of which no reconciling item was recorded in the U.S. GAAP reconciliation.