Form 20-F
period 2001-12-31
MIH LTD
filed 2002-10-25
CIK 1078276

As filed with the Securities and Exchange Commission on October 25, 2002.

================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
                                   (Mark one)
           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    for the fiscal year ended: March 31, 2002

                                       OR

           [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to
                         Commission file number 1-14917
                                   MIH LIMITED
             (Exact name of Registrant as specified in its charter)
                             BRITISH VIRGIN ISLANDS
                 (Jurisdiction of incorporation or organization)
                             JUPITERSTRAAT 13-15
                                2132 HC HOOFDDORP
                                 THE NETHERLANDS
                    (Address of principal executive offices)
              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act.
                                      None
                                (Title of Class)
              Securities registered or to be registered pursuant to
                            Section 12(g) of the Act.
                 CLASS A ORDINARY SHARES, NO PAR VALUE PER SHARE
                                (Title of Class)
              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act.
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares: 30,232,837
Class B Ordinary Shares: 30,787,319

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 [ ] Item 18 [X]

================================================================================

                           TABLE OF CONTENTS

                                                                        PAGE


Recent Developments and SEC Review.........................................1
PART I.....................................................................1
Item 1. Identity of Directors, Senior Management and Advisors..............1
Item 2. Offer Statistics and Expected Timetable............................1
Item 3. Key Information....................................................1
       3.A. Selected Financial Data........................................1
       3.D. Risk Factors...................................................5
Item 4. Information on the Company........................................18
       4.A. History and Development of MIH Limited........................18
       4.B. Business Overview.............................................19
       4.C. Organizational Structure......................................44
       4.D. Property, Plants and Equipment................................47
Item 5. Operating and Financial Review and Prospects......................48
       5.A. Operating Results.............................................48
       5.B. Liquidity and Capital Resources...............................70
       5.C. Research and Development......................................83
       5.D. Trend Information.............................................83
Item 6. Directors, Senior Management and Employees........................85
       6.A. Directors and Senior Management...............................85
       6.B. Compensation Of Directors and Officers........................87
       6.C. Board Practices...............................................89
       6.D. Employees.....................................................91
       6.E. Share Ownership...............................................91
Item 7. Major Shareholders and Related Party Transactions.................93
       7.A. Major Shareholders of MIH Limited.............................93
       7.B. Related Party Transactions....................................94
Item 8. Financial Information.............................................96
       8.A. Consolidated Statements and Other Financial Information.......96
       8.B. Significant Changes...........................................97
Item 9. The Offer and Listing.............................................99
       9.A. Listing Details...............................................99
       9.C. Markets......................................................100
Item 10. Additional Information..........................................101
       10.B. Memorandum and Articles of Association......................101
       10.C. Material Contracts..........................................103
       10.D. Exchange Controls and Other Limitations Affecting Security
             Holders.....................................................104
       10.E. Tax.........................................................105
       10.H. Documents On Display........................................109
Item 11. Quantitative and Qualitative Disclosures About Market Risk......110
Item 12. Description of Securities Other Than Equity Securities..........111
PART II..................................................................111
Item 13. Defaults, Dividend Arrearages and Delinquencies.................111
Item 14. Material Modifications to the Rights Of Security Holders and
         Use of Proceeds.................................................111
Item 15. Controls and Procedures.........................................111
Item 16. Reserved........................................................112
PART III.................................................................112
Item 17. Financial Statements............................................112
Item 18. Financial Statements............................................112
Item 19. Exhibits........................................................113
Signatures...............................................................115
Certifications...........................................................116
Index To Historicial Financial Statements................................F-1

                      RECENT DEVELOPMENTS AND SEC REVIEW

          On September 26, 2002, MIH Limited, MIH Holdings Limited and Naspers Limited announced reorganization plans pursuant to which the minority shareholders of each of MIH Limited and MIH Holdings will exchange the shares they hold in each company for Naspers Class N ordinary shares or Naspers American Depositary Shares, or "ADSs", representing Class N ordinary shares. See "Item 8.B. Significant Changes" for more information concerning these reorganization plans and other recent developments.

          In connection with the proposed reorganization, MIH Limited's public filings and financial statements are being reviewed by the Securities and Exchange Commission. This review may require amendments to be made to this annual report, including the financial statements, and other public filings made by MIH Limited.


PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable


ITEM 3. KEY INFORMATION


3.A.    SELECTED FINANCIAL DATA

          The following summary consolidated financial data has been derived from MIH Limited's audited consolidated financial statements. You should read this selected consolidated financial data together with "Item 5. Operating and Financial Review and Prospects" and the audited consolidated financial statements of MIH Limited and its subsidiaries, or "Consolidated Financial Statements", appearing elsewhere in this annual report.

          MIH Limited prepares its financial statements according to International Accounting Standards, or "IAS". There are significant differences between these standards and U.S. GAAP. Note 38 to MIH Limited's audited consolidated financial statements includes a description of these differences and contains a reconciliation from IAS to U.S. GAAP for the determination of net income and shareholders' equity.

                                                                      YEAR ENDED MARCH 31,
                                         --------------------------------------------------------------------------------
                                                1998            1999              2000             2001            2002
                                         --------------------------------------------------------------------------------
                                                                  (U.S. $ IN MILLIONS, EXCEPT SHARE DATA)
                                         --------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT DATA:
IAS:

REVENUE, NET                                    488.7           578.8             682.8            683.2            643.8

OPERATING EXPENSES:
Cost of providing services                     (308.2)         (385.5)           (428.5)          (406.6)          (378.4)
Selling, general and administrative            (164.4)         (160.3)           (201.3)          (259.9)          (216.4)
Depreciation and amortization                   (58.2)          (50.6)            (62.0)           (71.5)          (100.3)
                                         ------------    ------------    --------------    -------------     ------------
Operating loss                                  (42.1)          (17.6)             (9.0)           (54.8)           (51.3)
Financial results, net (1)                       (5.5)           (9.1)            (19.0)           (22.0)           (26.7)
Loss on marketable securities                       -               -                 -                -             (5.0)
Equity results in joint ventures and
  associates                                     (7.9)          (43.3)            (41.6)           (75.7)           (17.3)
Profit on sale and dilution of
  interests in subsidiaries, joint
  ventures and associates, net                      -            31.1              18.0             29.1              8.3
                                         ------------    ------------    --------------    -------------     ------------
LOSS BEFORE TAX AND MINORITY INTEREST           (55.5)          (38.9)            (51.6)          (123.4)           (92.0)
                                         ============    ============    ==============    =============     ============


                                                                     YEAR ENDED MARCH 31,
                                         --------------------------------------------------------------------------------
                                                1998            1999              2000             2001            2002
                                         --------------------------------------------------------------------------------
                                                                  (U.S. $ IN MILLIONS, EXCEPT SHARE DATA)
                                         --------------------------------------------------------------------------------
Loss from continuing operations                 (59.2)          (38.9)            (54.3)          (134.8)           (94.9)
(Loss) / profit arising on
  discontinuance of operations                   (4.6)          (29.9)             37.3            287.0           (347.8)
                                         ------------    ------------    --------------    -------------     ------------
NET (LOSS) / PROFIT                             (63.8)          (68.8)            (17.0)           152.2           (442.7)
                                         ============    ============    ==============    =============     ============

PER SHARE AMOUNTS
BASIC
Loss from continuing operations                 (1.55)          (1.02)            (1.07)           (2.43)           (1.68)
Profit / (loss) from discontinuing
  operations                                    (0.12)          (0.78)              0.73             5.18           (6.14)
                                         ------------    ------------    --------------    -------------     ------------
Net profit / (loss)                             (1.67)          (1.80)            (0.34)             2.75           (7.82)
                                         ============    ============    ==============    =============     ============
DILUTED
Loss from continuing operations                 (1.55)          (1.02)            (1.07)           (2.43)           (1.68)
Loss from discontinuing operations              (0.12)          (0.78)              0.73             5.12           (6.14)
                                         ------------    ------------    --------------    -------------     ------------
Net profit / (loss)                             (1.67)          (1.80)            (0.34)             2.69           (7.82)
                                         ============    ============    ==============    =============     ============

WEIGHTED AVERAGE SHARES
    OUTSTANDING
Basic                                      38,235,000      38,235,000        50,790,662       55,414,252       56,575,741
Diluted                                    38,235,000      38,235,000        50,790,662       56,537,850       56,575,741

CONSOLIDATED INCOME STATEMENT
  DATA:
U.S. GAAP:
Total revenue, net                              500.5           578.8             713.9            757.8            737.0
Operating loss                                  (57.0)          (22.9)           (232.8)          (389.7)        (1,288.0)
(Loss) / profit from continuing
  operations                                    (74.1)          (44.0)            (71.0)           590.0           (631.5)
(Loss) / profit from discontinuing
  operations                                     (5.2)          (30.0)            (39.5)           (30.6)           (69.4)
Cumulative effect of change in
  accounting principle                              -               -                 -                -              1.2
                                         ------------    ------------    --------------    -------------     ------------
Net (loss) / profit                             (79.3)          (74.0)           (110.5)           559.4           (699.7)
                                         ============    ============    ==============    =============     ============

PER SHARE AMOUNTS
BASIC
(Loss) / profit from continuing
  operations                                    (1.94)          (1.15)            (1.40)           10.65           (11.16)
(Loss) / profit from discontinuing
  operations                                    (0.13)          (0.79)            (0.77)           (0.56)           (1.23)
Cumulative effect of change in
  accounting principle                              -               -                 -                -             0.02
                                         ------------    ------------    --------------    -------------     ------------
Net (loss) / profit                             (2.07)          (1.94)            (2.17)           10.09           (12.37)
                                         ============    ============    ==============    =============     ============

DILUTED
(Loss) / profit from continuing
  operations                                    (1.94)          (1.15)            (1.40)           10.43           (11.16)
(Loss) / profit from discontinuing
  operations                                    (0.13)          (0.79)            (0.77)           (0.54)           (1.23)
Cumulative effect of change in
  accounting principle                              -               -                 -                -             0.02
                                         ------------    ------------    --------------    -------------     ------------
Net (loss) / profit                             (2.07)          (1.94)            (2.17)            9.89           (12.37)
                                         ============    ============    ==============    =============     ============

                                                                      YEAR ENDED MARCH 31,
                                         --------------------------------------------------------------------------------
                                                1998            1999              2000             2001            2002
                                         --------------------------------------------------------------------------------
                                                                  (U.S. $ IN MILLIONS, EXCEPT SHARE DATA)
                                         --------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET DATA
  (AT PERIOD END):
IAS:
Total assets                                    646.1           776.2             996.6          1,929.7          1,267.4
Net assets                                      253.6           177.2             446.8          1,297.1            529.6
Total long-term debt(3)                          54.8           204.8             186.1            230.1            321.9
Minority interests                                  -             0.5              82.1            611.7            290.4
Total shareholders' equity                      253.6           176.7             364.7            685.4            239.2
                                         ------------    ------------    --------------    -------------     ------------

U.S. GAAP
Total assets                                    621.2           746.3             977.1          2,895.2          1,746.9
Net assets                                      228.7           147.3             427.3          2,260.0          1,006.4
Total long-term debt(3)                          54.8           204.8             186.1            230.1            321.9
Minority interests                                  -             0.5             108.0          1,216.0            659.1
Total shareholders' equity                      228.7           146.8             319.3          1,044.0            347.3
                                         ------------    ------------    --------------    -------------     ------------


OTHER DATA
Cash flow from operating activities               5.2           (19.2)             24.5            (71.0)           (10.9)
Cash flow from investing activities             178.4           (85.2)           (218.3)            44.6          (102.4)
Cash flow from financing activities             (84.9)            7.8             324.1            184.2             29.8
                                         ------------    ------------    --------------    -------------     ------------

Subscribers at period end (in
thousands):
AFRICA
South Africa                                    1,054           1,073             1,088            1,060            1,057
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|
        Analog                           |        896|   |        802|   |          687|   |         558|    |        466|
        Digital                          |        158|   |        271|   |          401|   |         502|    |        591|
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|

Sub-Saharan Africa                                109             140               155              180              224
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|
        Analog                           |         60|   |         54|   |           39|   |          29|    |         21|
        Digital                          |         49|   |         86|   |          116|   |         151|    |        203|
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|

Egypt                                              18              30                46               55               88
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|
        Analog                           |         13|   |         15|   |           13|   |          10|    |          7|
        Digital                          |          5|   |         15|   |           33|   |          45|    |         81|
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|

Middle East (all Digital)                          27              62                94              102                -
                                         ------------    ------------    --------------    -------------     ------------
Total Africa                                    1,208           1,305             1,383            1,397            1,369
                                         ============    ============    ==============    =============     ============

MEDITERRANEAN
Greece                                            254             316               307              334              265
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|
        Analog                           |        254|   |        316|   |          288|   |         265|    |        165|
        Digital                          |          -|   |          -|   |           17|   |          69|    |        100|
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|

Cyprus (all Analog)                                31              35                43               51               52
                                         ------------    ------------    --------------    -------------     ------------
Total Mediterranean                               285             351               350              385              317
                                         ============    ============    ==============    =============     ============

ASIA
Thailand                                          313             300               333              382              413
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|
        Analog                           |        197|   |        148|   |          147|   |         232|    |        263|
        Digital                          |        116|   |        152|   |          186|   |         150|    |        150|
                                         |-----------|   |-----------|   |-------------|   |------------|    |-----------|
Total subscribers                               1,806           1,956             2,066            2,164            2,099
                                         ============    ============    ==============    =============     ============

Average monthly revenue per
subscriber (2)                                  23.90           24.11             26.34            26.83            25.85

---------------------

(1) Includes interest expense, interest income, dividend income and foreign exchange gains and losses.

(2) Excludes MIH Limited's Asian pay-television operations because such revenues are not consolidated with MIH Limited's income statements. Total subscribers from consolidated operations were 1.686, 1.680, 1.638, 1.594 and 1.466 million at March 31, 2002, 2001, 2000,
     1999 and 1998, respectively.

(3)  Excludes long-term liabilities in respect of program and film rights.


                                 EXCHANGE RATES

          References to "U.S. dollar", "dollar", "U.S. $", or "$" are references to the United States dollar, the functional currency of the United States of America. References to "Rand" are references to South African Rand, the functional currency of South Africa. References to "Baht" are references to Thai Baht, the functional currency of Thailand.

          The following tables set forth, for the periods indicated, certain information concerning the rate of exchange of the Baht into U.S. dollars based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. For the convenience of the reader, certain amounts contained in this annual report and not derived from the Consolidated Financial Statements have been translated from Baht into U.S. dollars. These translated amounts should not be construed as a representation that the functional currency amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated below or at any other rate. UBC has not used the rates stated in these tables to prepare its audited financial statements.

          The rate of exchange of Baht into U.S. dollars based on the noon buying rate on October 11, 2002 was U.S. $1 = Baht 43.89.

                                                MARCH 31,
                        -------------------------------------------------------
Baht                      2002         2001       2000        1999        1998
                        ---------    ---------   --------    -------    -------

Period End               43.60        44.99       37.85      37.58       39.60
High                     45.75        44.99       41.62      43.75       56.10
Low                      43.60        37.78       36.58      35.78       22.75
Average(1)               44.58        41.58       38.05      38.76       36.90

---------------------
(1) The average of the noon buying rates on the last day of each full month during the relevant period.


                                      2002
        ----------------------------------------------------------------
         SEPTEMBER     AUGUST     JULY        JUNE       MAY      APRIL
        -----------   ---------  -------    --------   -------  --------

High       43.47       42.62      42.47      42.53      43.24     43.79
Low        42.15       41.80      40.42      41.58      42.36     43.23

3.D.    RISK FACTORS

          In addition to other information contained in this annual report, prospective investors should consider carefully the following factors in evaluating MIH Limited and its business before making an investment in the securities of MIH Limited.

RISKS RELATED TO MIH LIMITED'S OPERATIONS

MIH LIMITED'S SUBSTANTIAL LEVEL OF DEBT COULD ADVERSELY AFFECT ITS BUSINESS AND COMPETITIVE POSITION

          MIH Limited has a substantial amount of debt that may adversely affect its business in numerous ways. As of March 31, 2002, on a pro forma basis after giving effect to the merger described in "Item 8.B. Significant Changes" and the OpenTV transaction, MIH Limited would have had total debt (including finance leases and program and film rights) of approximately U.S. $489.7 million. On the same basis, MIH Limited's ratio of debt to equity would have equaled 2.05. MIH Limited's debt could, among other things:

          o increase its vulnerability to adverse economic conditions or increases in prevailing interest rates, particularly where borrowings are or will be made at variable interest rates;

          o limit its ability to obtain additional financing that may be necessary to operate, develop or expand its business;

          o require MIH Limited to dedicate a substantial portion of its cash flow from operations to service its debt, which in turn reduces the funds available for operations, future business opportunities and dividends; and

          o potentially place MIH Limited at a competitive disadvantage relative to competitors with less debt.

          MIH Limited's ability to make payments on its debt will depend upon its future operating performance, which is subject to general economic and competitive conditions, many of which are outside of MIH Limited's control. If the cash flow from MIH Limited's business and its operating subsidiaries is insufficient to make payments on its debt or is otherwise unavailable, MIH Limited may have to delay or reduce capital expenditures, attempt to restructure or refinance its debt, sell assets or raise additional equity capital. MIH Limited may not be able to take these actions on satisfactory terms, in a timely manner or at all.

MIH LIMITED HAS IN THE PAST INCURRED, AND MAY CONTINUE TO INCUR, SIGNIFICANT OPERATING LOSSES

          MIH Limited has incurred significant operating losses for at least the last five fiscal years, including an operating loss of U.S. $51.3 million for the year ended March 31, 2002. MIH Limited may continue to incur operating losses for the foreseeable future. MIH Limited's net loss for the 2002 fiscal year equaled U.S. $442.7 million. In the fiscal year 2003, MIH Limited expects to recognize a loss under U.S. GAAP of approximately U.S. $400 million on the disposal of OpenTV (a profit of approximately U.S. $16.7 million under IAS). The current global economic slowdown and other difficulties in South Africa may increase the level of operating losses at MIH Limited. MIH Limited currently intends to continue making substantial expenditures to increase the subscriber base of its pay-television businesses in South Africa, Greece, Cyprus, Thailand and Asia and to further develop its Internet and technology businesses. MIH Limited views these expenditures as necessary if its businesses are to remain competitive over the long term. The benefits of these expenditures may not be evident for several years, which may adversely affect MIH Limited's results of operations in the immediate future. Moreover, losses in one group of businesses can adversely affect the ability to grow other businesses. Losses at individual operating subsidiaries could have additional adverse consequences for those subsidiaries, such as legally required restructurings or breaches of local financing arrangements. MIH Limited cannot assure you that it will ever be profitable.

FAILURE TO MAINTAIN MIH LIMITED'S RELATIONSHIPS WITH ITS PARTNERS, SUPPLIERS AND LOCAL GOVERNMENTS COULD DISRUPT MIH LIMITED'S BUSINESSES

          Many of MIH Limited's operations have been developed in cooperation or partnership with key local parties. With regard to these operations, MIH Limited is dependent on its local partners to provide knowledge of local market conditions and to facilitate the acquisition of any necessary licenses and permits. Any failure by MIH Limited to form or maintain alliances with local partners, or the pre-emption or disruption of these alliances by MIH Limited's competitors or otherwise, could adversely affect MIH Limited's ability to penetrate and compete successfully in many important markets. MIH Limited's businesses are dependent on their relationships with international suppliers, including major film studios.

          Some of MIH Limited's businesses may also be vulnerable to local governmental or quasi-governmental entities or other third parties who wish to renegotiate the terms and conditions of their agreements or other understandings with MIH Limited or who wish to terminate these agreements or understandings. Adverse developments with respect to MIH Limited's relationships with its partners or with local governmental or quasi-governmental entities could adversely affect MIH Limited's business strategy and results of operations in important markets.

MIH LIMITED'S BUSINESSES OPERATE IN HIGHLY COMPETITIVE AND RAPIDLY CHANGING INDUSTRIES, AND INCREASED COMPETITION COULD ADVERSELY AFFECT MIH LIMITED'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION

          PAY-TELEVISION. Although MIH Limited is currently the only major provider of pay-television services in each of its markets, MIH Limited competes directly with both state-owned and private national free-to-air broadcast networks and regional and local broadcast stations for audience share, programming and advertising revenue and indirectly with motion picture theatres, video rental stores, mobile telephones, lotteries, gaming and other entertainment and leisure activities for general leisure spending. MIH Limited cannot determine the nature or extent of the competition it may face in the future in the pay-television market. In South Africa, MIH Limited's largest pay-television market, licenses may be granted in the near future to other operators. In Greece, the entry of a competitor, Alpha Digital, into the pay-television market has resulted in MIH Limited losing some of its subscribers and a significant increase in the cost paid for content. MIH Limited cannot predict if or when competitors will enter the pay-television market in the other countries in which it offers pay-television services nor can it predict the likely loss of revenue or increase in costs if competitors enter these markets. MIH Limited also has found that broadcast rights to major sporting events have become more expensive to obtain, over the past decade, as competition for these rights has intensified.

          INTERNET. The market for Internet access and related services is highly competitive. MIH Limited anticipates that competition will continue to intensify as the use of the Internet grows. The African and Asian Internet markets, where MIH Limited plans to expand its operations, are characterized by an increasing number of entrants because start-up costs are low. MIH Limited's competitors may better position themselves to compete in these emerging markets as they mature. Many of these competitors have longer operating histories and substantially greater financial, technical, marketing and personnel resources and better-recognized brand names than MIH Limited. MIH Limited's Internet businesses may therefore never reach profitability.

          TECHNOLOGY. The markets for the products and services currently offered by Irdeto Access are highly competitive. This business operates in a highly fragmented market and competes with large international players, including subsidiaries of other pay-television providers, many of which have substantially greater financial resources than MIH Limited.

STEADY OR DECLINING SUBSCRIBER LEVELS MAY PREVENT THE FURTHER GROWTH OF SOME OF OR ALL MIH LIMITED'S BUSINESSES

          MIH Limited's largest businesses are generally in mature markets and face significant difficulties in maintaining or growing the number of subscribers. MIH Limited's pay-television business in Greece has recently experienced high levels of subscriber churn and decreasing subscriber numbers. MIH Limited's pay-television business in Africa is mature and total subscriber numbers have been relatively flat recently. High levels of churn and decreasing or flat subscriber numbers may be caused by competition from new entrants to the pay-television market and from other sources competing for discretionary income, economic and other local difficulties, the loss of popular sports and movie programming content and seasonality associated with the markets in which MIH Limited operates. Increases in prices also can lead to churn and subscriber terminations. Declining subscriber levels also adversely affect Irdeto Access, since MIH Limited's pay-television operators are Irdeto Access' primary customers. Steady or declining subscriber levels make it increasingly difficult for MIH Limited to grow its businesses.

A REDUCTION IN DEMAND FOR ADVERTISING MAY ADVERSELY AFFECT MIH LIMITED'S BUSINESSES AND REVENUES

          A portion of MIH Limited's revenue is generated by advertising and circulation revenues. Advertising revenues and, to a lesser extent, circulation revenues are cyclical and are dependent upon general economic conditions. Traditionally, spending by companies on advertising and other marketing activities, and hence MIH Limited's advertising revenue, decreases significantly in times of economic slowdown or recession. In particular, MIH Limited's advertising revenues are subject to risks arising from adverse changes in domestic and global economic conditions and fluctuations in consumer confidence and spending. Consumer confidence and spending may decline as a result of numerous factors outside of MIH Limited's control, such as terrorist attacks or acts of war. The global economic slowdown and resulting decline in the level of business activity of MIH Limited's advertisers has and could continue to adversely affect MIH Limited's results of operations. These trends may continue in the future, which could adversely affect MIH Limited's results and financial condition.

MIH LIMITED'S BUSINESS ENVIRONMENT IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE WHICH COULD RENDER MIH LIMITED'S PRODUCTS AND SERVICES OBSOLETE OR LESS COMPETITIVE

          MIH Limited operates its pay-television, Internet and technology businesses through various subsidiaries. The rate of technological change currently affecting the pay-television and Internet industries is particularly rapid compared to other industries. Emerging trends, such as the migration of television from analog to digital transmission and the convergence of television, the Internet and other media, are creating a dynamic and unpredictable environment. New technologies or industry standards have the potential to replace, or provide lower-cost alternatives to, products and services sold by MIH Limited. In particular, the means of delivering MIH Limited's products, and the products themselves, may be subject to rapid technological change.

          MIH Limited cannot predict whether technological innovations will, in the future, make some of its products and services wholly or partially obsolete or the effect of those changes on the competitiveness of its businesses. MIH Limited may be required to continue to invest significant resources to further adapt to changing markets and competitive environments.

MIH LIMITED'S MULTINATIONAL OPERATIONS EXPOSE IT TO A VARIETY OF ECONOMIC, SOCIAL AND POLITICAL RISKS

          There is an element of risk in most countries in which MIH Limited operates. A majority of MIH Limited's revenue comes from its operations in South Africa. MIH Limited may be significantly affected by the changes in South Africa's political, social and economic circumstances. A lot of the risks applicable to South Africa also apply to other African countries where MIH Limited has significant operations. While South Africa has a developed and sophisticated business sector and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care or housing. The incidence of HIV/Aids infection in a number of markets in which MIH Limited operates, including South Africa, is high and is forecast to increase over the next decade. Those at risk may include both MIH Limited's employees, giving rise to increased sickness and disability costs for MIH Limited, and customers, resulting in a reduction in sales and an inability to grow MIH Limited's revenue base.

          There has been a period of significant change in South Africa since the democratic government came to power in 1994. Government policies designed to alleviate and redress the inequalities suffered by the majority of citizens under the previous government may have an adverse impact on MIH Limited's business and results of operations. In particular, MIH Limited cannot predict to what extent the government will continue to introduce or tighten legislation or other measures designed to empower previously disadvantaged groups nor can it assess the potential impact of these reforms on its businesses.

          South Africa has experienced high levels of crime and unemployment in recent years. These problems have impeded fixed inward investment into South Africa and have prompted some emigration of skilled workers. As a result, MIH Limited may have difficulty in attracting and retaining suitably qualified employees. Against the background of South Africa's past political tensions and the current transition to a stable democratic government, it is not possible to predict the future economic or political direction of South Africa. Matters that may affect South Africa's future economic and political direction include whether the government can successfully address the political, social and economic consequences of the transition to a stable democratic government and the effect on South African business of the continuing integration of the South African economy with the economies of the rest of the world.

          MIH Limited also operates in several countries in Asia, including Thailand and China. MIH Limited's operations in these emerging markets may involve significant economic and operating risks. Many countries in Asia have experienced significant economic downturns and related difficulties resulting from currency fluctuations, high interest rates, increases in corporate bankruptcies, stock market declines and other factors that have materially and adversely affected MIH Limited's business. Although governments in many of these countries have taken steps toward addressing these problems, it is not possible to predict whether or to what extent these steps will succeed in achieving their objectives.

SOUTH AFRICA'S ECONOMY HAS RECENTLY EXPERIENCED PERIODS OF LOW GROWTH AND HIGH INFLATION AND UNEMPLOYMENT

          The South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries and foreign reserves have been relatively low. The growth in South Africa's GDP was 2.1% for 1999, 3.4% for 2000 and 2.2% for 2001. South Africa's unemployment rates were 23.3% in October of 1999, 25.8% in September of 2000 and 29.5% in September of 2001. The rapid depreciation of the Rand against the U.S. dollar during the latter part of 2001 has put upward pressure on South Africa's inflation rate during the current financial year. The South African Reserve Bank has stated that it intends to reduce South Africa's inflation rate to between 3% and 6%. Despite such stated intentions, there can be no assurance that the South African Reserve Bank will be able to reduce inflation. A future increase in inflation would be likely to increase financing and other costs in a manner that could adversely affect MIH Limited's profitability.

SOUTH AFRICAN EXCHANGE CONTROL RESTRICTIONS COULD HINDER MIH LIMITED'S NORMAL CORPORATE FUNCTIONING

          South Africa's exchange control regulations provide for a common monetary area consisting of South Africa, the Kingdom of Swaziland, the Kingdom of Lesotho and the Republic of Namibia. It is likely that exchange controls will continue to operate in South Africa for the foreseeable future. As a consequence of these exchange controls, an acquisition of shares or assets of a South African company by a non-resident purchaser will require exchange control approval if the payment for the acquisition is in the form of shares of a non-resident company or if the acquisition is financed by a loan from a South African resident. Denial of any required regulatory approval may result in the acquisition not being completed.

SOUTH AFRICA'S HIGH INTEREST RATES MAY INCREASE MIH LIMITED'S BORROWING COSTS

          The depreciation of the Rand in 1997 and 1998 resulted in a significant increase in the South African bank prime lending rate, which peaked at approximately 25.5% during 1998. After 1998, the bank prime lending rate steadily declined to approximately 13% in October 2001. The rapid depreciation of the Rand during the latter part of 2001 has caused the South African bank prime lending rate to increase to 17% as of September 13, 2002. Consequently, MIH Limited may face a higher cost of capital since some of its borrowings are in South Africa.

MIH LIMITED COULD SUFFER LOSSES AS A RESULT OF FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES

          MIH Limited's reporting currency is the U.S. dollar. MIH Limited conducts and will continue to conduct business transactions in currencies other than its reporting currency. MIH Limited is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Rand, the Thai Baht, Chinese Yuan Renminbi and the Euro against the U.S. dollar, which have in the past significantly affected and could in the future significantly affect MIH Limited's revenues, financing costs and general business and financial condition. In addition, fluctuations in the exchange rate of these currencies could significantly affect the comparability of MIH Limited's performance between financial periods, since a portion of MIH Limited's sales are made in currencies other than U.S. dollars while MIH Limited's financial statements are stated in U.S. dollars.

          A significant portion of MIH Limited's cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in the currencies of countries in which MIH Limited has limited operations, such as U.S. dollars. Where MIH Limited's revenue is denominated in local currency, a depreciation of the local currency against the U.S. dollar adversely affects MIH Limited's earnings and MIH Limited's ability to meet its cash obligations. Many of MIH Limited's operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent years. MIH Limited cannot assure you that the hedge transactions that MIH Limited enters into to mitigate currency risk will fully protect it against currency fluctuations or that MIH Limited will be able to hedge effectively against these risks in the future.

          The Rand has depreciated over time against the currencies of its major trading partners by more than the difference in the inflation rate between South Africa and its major trading partners. Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. Against the U.S. dollar, the Rand depreciated from Rand 8.00 in September 2001 to Rand 13.50 in December 2001. The value of the Rand against the U.S. dollar remains difficult to predict and vulnerable to significant depreciation.

          The South African government established the Myburgh Commission of Enquiry to investigate the rapid deterioration in the rate of exchange of the Rand against the U.S. dollar. The final reports of the Myburgh Commission were published on August 2, 2002. The majority report of the Commission found no single reason for the rapid depreciation of the Rand during 2001 and recommended that the South African government continue with a policy of gradually relaxing exchange controls. MIH Limited cannot predict how the South African government will react to such findings and recommendations or, consequently, the impact on the relative strength of the Rand against the U.S. dollar.

GOVERNMENT REGULATIONS MAY ADVERSELY AFFECT MIH LIMITED'S ABILITY TO CONDUCT ITS BUSINESSES AND GENERATE OPERATING PROFITS

          Pay-television, Internet and other pay-media operations and the provision of programming services are generally subject to governmental regulation in the countries in which MIH Limited operates. In these industries, governmental regulation can take the form of price controls, service requirements, programming content restrictions, foreign ownership restrictions and licensing requirements. Delays in obtaining or renewing any necessary regulatory approvals could adversely affect MIH Limited's ability to offer some of or all its services. In most of the countries in which MIH Limited conducts its pay-television businesses, it operates under licenses obtained from governmental or quasi-governmental agencies. These licenses are subject to periodic renewal, and MIH Limited cannot assure you that they will be renewed on terms as favorable as the existing licenses or at all. The terms of any future license could require MIH Limited to give up exclusivity, add local content or issue shares to empowerment groups. MIH Limited cannot assure you that adverse changes in the regulatory framework of any country in which MIH Limited operates will not occur in the short or long term. South Africa, Thailand and Greece have relatively new media and competition laws, and the relevant regulatory authorities may increase their regulation of MIH Limited's businesses in these countries, including pay-television. MIH Limited expects the South African Competition Commission to increase its focus on media businesses and potentially to take actions designed to introduce new entrants into MIH Limited's markets and to cause existing operators to lower prices. MIH Limited cannot predict the likely impact that any such action by the Competition Commission could have on the operation of its businesses, but the impact could be material. In addition, there are several legislative proposals pending and other initiatives underway in all markets that could materially impact how MIH Limited conducts its business.

THE STRENGTH OF SOUTH AFRICAN TRADE UNIONS COULD ADVERSELY AFFECT MIH LIMITED'S SOUTH AFRICAN BUSINESS

          Some of MIH Limited's employees are represented by trade unions. A number of South African trade unions have close links to various political parties. In the past, trade unions have had a significant influence in South Africa as vehicles for social, economic and political reform and in the collective bargaining process. Since 1994 South Africa has enacted various labor laws that enhance the rights of employees. MIH Limited cannot assure you that the cost of complying with these laws will not adversely affect its South African operations.

MIH LIMITED'S INTELLECTUAL PROPERTY RIGHTS MAY NOT BE ADEQUATELY PROTECTED UNDER CURRENT LAWS IN SOME JURISDICTIONS, WHICH MAY ADVERSELY AFFECT
ITS RESULTS AND ABILITY TO GROW

          MIH Limited's products are largely comprised of intellectual property content delivered through a variety of media, including television and the Internet. MIH Limited relies on trademark, copyright, trade secret and other intellectual property laws and employee and third party non-disclosure agreements to establish and protect its proprietary rights in these products. MIH Limited conducts business in countries where the extent of the legal protection for its intellectual property rights is not well-established or is uncertain.

          Even where the legal protection for MIH Limited's intellectual property rights is well-established, MIH Limited cannot assure you that its intellectual property rights will not be challenged, limited, invalidated or circumvented. Despite patent, trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from MIH Limited's intellectual property rights without its authorization. The lack of Internet-specific legislation relating to trademark and copyright protection creates a further challenge for MIH Limited to protect content delivered through the Internet and electronic platforms. If unauthorized copying or misuse of MIH Limited's products were to occur to any substantial degree, MIH Limited's business and results of operations could be adversely affected. Litigation may be necessary to protect MIH Limited's intellectual property rights, which could result in substantial costs and the diversion of MIH Limited's efforts away from operating its business.

LEGAL CLAIMS IN CONNECTION WITH CONTENT THAT MIH LIMITED DISTRIBUTES MAY REQUIRE MIH LIMITED TO INCUR SIGNIFICANT COSTS OR TO ENTER INTO ROYALTY OR LICENSING AGREEMENTS, WHICH COULD ADVERSELY AFFECT MIH LIMITED'S COMPETITIVE POSITION.

          The content MIH Limited makes available to customers through its pay-television and Internet business could result in claims against it based on a variety of grounds, including defamation, negligence, copyright or trademark infringement or obscenity. In particular, MIH Limited expects that software developers will increasingly be subject to claims asserting the infringement of other parties' proprietary rights as the number of products and competitors providing software and services increases.

          Any such claim, with or without merit, could result in costly litigation or might require MIH Limited to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to MIH Limited or they may not be available at all. As a result of infringement claims, a court could also issue an injunction preventing the distribution of certain products. MIH Limited may incur significant costs defending these claims.

MIH LIMITED DEPENDS ON KEY PERSONNEL TO MANAGE AND GROW ITS BUSINESSES

          MIH Limited's operating performance depends on the efforts and abilities of its senior management. The loss of the services of any of these individuals could have a material adverse effect on its businesses. MIH Limited believes that the success of its technology and Internet businesses will depend in large part on its ability to attract and retain highly skilled information technology professionals and software programmers. There is intense competition among technology and Internet companies for these types of employees. MIH Limited cannot assure you that it will be able to attract and retain the personnel necessary for the development and integration of these businesses. Delays in hiring key personnel could delay the achievement of its development and marketing objectives. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on its business or financial condition.

ADDITIONAL RISKS RELATED TO MIH LIMITED'S PAY-TELEVISION BUSINESS

MIH LIMITED'S BUSINESS MAY SUFFER IF MIH LIMITED CANNOT OBTAIN ATTRACTIVE PROGRAMMING OR IF THE COST OF TELEVISION RECEIVERS INCREASES

          The continued success of MIH Limited's pay-television business depends upon its ability to continue to obtain attractive movie, sports and other programming on commercially reasonable terms. For most of the programming, MIH Limited contracts with suppliers who in turn purchase programming from content providers. Much of MIH Limited's premium programming is sourced through M-Net and SuperSport International. MIH Limited owns a 22.2% interest in each of these companies. Some of MIH Limited's major film studio programming contracts are up for renewal in the next one to two years, and the South African rugby contract is up for renewal in 2006. Recently, a studio contract between a major film studio and NetMed, MIH Limited's Greek pay-television operator, was not renewed and the studio instead signed a long-term contract with a NetMed competitor, Alpha Digital. In the event the supply contracts or underlying programming arrangements are not renewed or are cancelled, MIH Limited will be required to seek alternative programming from other sources. MIH Limited cannot be sure whether alternative programming would be available on commercially reasonable terms or whether the alternative programming would appeal to MIH Limited's subscribers. There is a limited amount of premium movie and sports programming, and most alternative programming could be substantially less appealing to viewers. In many markets, the cost of sports and movie programming has increased significantly over time. MIH Limited's business strategy also depends on its ability to offer attractive programming on an exclusive basis. Political, regulatory and competitive pressures are making it more difficult to maintain exclusive rights to programming.

          MIH Limited's growth depends in part upon its ability to attract new pay-television customers. Many new customers are required to purchase the equipment necessary to receive MIH Limited's broadcasts. The cost of this equipment may discourage potential subscribers, and MIH Limited's market penetration and growth may be impeded if the cost of this equipment increases.

SATELLITE FAILURES OR MIH LIMITED'S INABILITY TO OBTAIN RIGHTS TO USE SATELLITES COULD ADVERSELY AFFECT ITS BUSINESS AND ABILITY TO GROW

          MIH Limited's digital programming is transmitted to its customers through different satellites around the world, and in some regions MIH Limited's terrestrial analog signal is also transmitted to regional broadcast points through satellites. In addition, MIH Limited receives a significant amount of its programming through satellites. Satellites are subject to significant risks. These risks include defects, launch failure, incorrect orbital placement and destruction and damage that may prevent or impair proper commercial operations. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. The operation of satellites is beyond MIH Limited's control. Future launch failures or disruption of the transmissions of satellites that are already operational could adversely affect MIH Limited's operations. In addition, MIH Limited's ability to transmit its programming following the end of the expected useful lives of the satellites MIH Limited currently uses and to broadcast additional channels in the future will depend upon MIH Limited's ability to obtain rights to utilize transponders on other satellites. In the event of a satellite failure, MIH Limited would need to make alternative arrangements for transponder capacity. MIH Limited cannot assure you that it could obtain alternative capacity rights on commercially reasonable terms or at all.

UNAUTHORIZED ACCESS TO MIH LIMITED'S PROGRAMMING SIGNALS IS DIFFICULT TO PREVENT AND MAY ADVERSELY AFFECT MIH LIMITED'S REVENUES AND PROGRAMMING ARRANGEMENTS

          MIH Limited faces the risk that its programming signals will be obtained by unauthorized users. The delivery of subscription programming requires the use of encryption technology to prevent unauthorized access to programming, or "piracy". MIH Limited currently utilizes encryption technology supplied by Irdeto Access. This encryption technology, to remain effective in preventing unauthorized access, needs to continually be updated or replaced with newer technology. For example, MIH Limited recently invested in new smartcards, credit-card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services. MIH Limited will continue to incur substantial expenditures to replace or upgrade its encryption technology in the future. No encryption technology is able to completely prevent all piracy, and virtually all pay-television markets are characterized by varying degrees of piracy. In addition, encryption technology cannot prevent the illegal retransmission or sharing of a television signal once it has been decrypted. If MIH Limited fails to adequately control unauthorized access to its transmissions, its ability to contract for programming services could be adversely affected and in any event it will lose subscribers who can then receive pirated signals.

ADDITIONAL RISKS RELATING TO MIH LIMITED'S INTERNET BUSINESS

MIH LIMITED'S SUBSTANTIAL INVESTMENT IN INTERNET RELATED BUSINESS MAY NOT PRODUCE POSITIVE RETURNS

          A significant part of MIH Limited's strategy is to further develop its Internet businesses. MIH Limited has invested, and will continue to invest, significant amounts to develop and promote its Internet initiatives and related electronic platforms. The provision of products and services over the Internet and otherwise in electronic form is highly competitive and in relatively early stages. MIH Limited may experience difficulties developing this aspect of its business due to a variety of factors, many of which are beyond MIH Limited's control. These factors may include:

          o the acceptance of MIH Limited's Internet initiatives and related electronic platforms by its customers;

          o    competition from comparable and new technologies;

          o failure to maintain and develop strategic relationships with leading content providers, e-commerce partners and technology and infrastructure partners;

          o customers not accepting or not continuing to use the Internet and electronic media; and

          o failures or difficulties with the data networks and infrastructure upon which MIH Limited depends.

          Moreover, MIH Limited relies on third parties for the provision of local and international bandwidth.

          MIH Limited's long-term success depends on the continued development of the Internet as a commercial medium, which is especially uncertain in many of the countries in which MIH Limited has entered or may enter the Internet business. As is typical in the case of a new industry characterized by rapidly changing technology, developing industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services on the Internet are subject to high levels of uncertainty. Critical issues concerning the commercial use of the Internet including the perceived lack of security of commercial data, such as credit card numbers, and capacity constraints resulting in delays, transmission errors and other difficulties that may impact the growth of Internet use. These and other issues affecting the Internet industry may be aggravated in countries with less developed Internet culture and infrastructure in which MIH Limited currently conducts or may in the future conduct its Internet business, including Thailand and China. If the market for Internet access services fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Internet access and services offered by MIH Limited are not broadly accepted, MIH Limited's growth strategy could be adversely affected.

MIH LIMITED NEEDS TO MAINTAIN ACCESS TO QUALITY CONTENT PROVIDED BY THIRD PARTIES IN ORDER TO DEVELOP ITS INTERNET SUBSCRIBER BASE

          Although MIH Limited seeks to produce or edit a substantial portion of the content for its web sites, MIH Limited continues to rely upon third parties to provide content to complement its own content and thus make its web sites more attractive to users and, by extension, advertisers and e-commerce partners. Many of MIH Limited's arrangements with third-party providers of content are not exclusive, are short-term and may be terminated at the discretion of the other party. The termination of MIH Limited's arrangements with some of these providers of content could have an adverse effect on MIH Limited.

MIH LIMITED'S BUSINESSES RELY ON SOFTWARE AND HARDWARE SYSTEMS THAT ARE SUSCEPTIBLE TO FAILURE

          Interruptions to the availability of MIH Limited's Internet services or increases in the response times of MIH Limited's services caused by the failure of MIH Limited's software or hardware systems could reduce user satisfaction, the amount of Internet traffic and MIH Limited's attractiveness to advertisers and consumers. MIH Limited is also dependent upon web browsers, telecommunication systems and other aspects of the Internet infrastructure that have experienced significant system failures and electrical outages in the past. MIH Limited's operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins, industrial actions and similar events. MIH Limited's Internet service in South Africa is carried over transmission lines provided by UUNet, a subsidiary of WorldCom. The contract with UUNet expires in 2003, but can be extended until 2008 if both parties agree. If MIH Limited switches to a new carrier, the alternative carriers include The Internet Solution and Telkom, the incumbent telephone operator that is majority-owned by the South African government. Despite MIH Limited implementing network security measures, MIH Limited's servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with its computer systems.

THE GROWTH OF MIH LIMITED'S INSTANT-MESSAGING BUSINESS IN ASIA IS DEPENDENT UPON THE CONTINUED DEVELOPMENT OF THE MOBILE TELECOMMUNICATIONS MARKET
IN ASIA

          MIH Limited acquired a stake in Tencent (BVI) Limited, which operates QQ, a popular instant-messaging platform in China. These instant-messaging services are provided from computer to computer, computer to mobile phone and mobile phone to mobile phone. The mobile telecommunications markets in which QQ operates are highly competitive, rapidly developing and subject to significant economic, regulatory and other uncertainties. To adequately develop mobile QQ, QQ will have to enter into arrangements with other mobile providers. The mobile operators already carrying QQ also may attempt to renegotiate the existing arrangements. The growth of this instant-messaging business will depend, in large part, on the future level of demand for mobile data telecommunications in the markets in which QQ operates. The size of the future QQ customer base will be affected by a number of factors, many of which are outside of MIH Limited's control, such as general economic conditions in the region.

          The People's Republic of China has enacted regulations governing Internet access and the distribution of news and other information. The Chinese government has periodically blocked access to web sites maintained outside of China and has also stated that it intends to regulate some new areas of business presented by the Internet such as Internet telephony. If the Chinese government were to take any action to limit or eliminate the distribution of information through Internet portal networks or to limit or regulate any current or future applications available to users on Internet portal networks, such action could adversely affect MIH Limited's ability to develop a profitable Internet business in China.

          The Chinese government also regulates access to the Internet by imposing strict licensing requirements and requiring ISPs in China to use only its international inbound and outbound Internet backbones. MIH Limited cannot assure you that it will be able to obtain or maintain all necessary licenses required in the future or that future changes in Chinese government policies affecting the provision of information services, including the provision of online services and Internet access, will not impose additional regulatory requirements on the Internet operations that MIH Limited is developing in China. These types of regulatory requirements may make it difficult or impossible for MIH Limited to build a successful Internet business in China.

RISK RELATED TO MIH LIMITED'S CORPORATE AND OWNERSHIP STRUCTURE

MIH LIMITED DEPENDS ON ACCESS TO CASH FLOWS FROM ITS SUBSIDIARIES AND JOINT VENTURES, AND LIMITATIONS ON ACCESSING THE CASH FLOW MAY ADVERSELY
AFFECT MIH LIMITED'S BUSINESS OPERATIONS AND FINANCIAL CONDITION

          MIH Limited is structured as a holding company and has no significant business operations or assets other than its interests in its subsidiaries, joint ventures and other investments. Accordingly, MIH Limited relies upon distributions from its subsidiaries, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. MIH Limited's subsidiaries and joint ventures are separate and distinct legal entities that have no obligation to make any funds available to MIH Limited, whether by intercompany loans or by the payment of dividends. The ability of MIH Limited to utilize the cash flows from some of its subsidiaries, joint ventures and associated companies is subject, in South Africa, Thailand and other countries, to foreign investment and exchange control laws and also the availability of a sufficient quantity of foreign exchange. In particular, substantially all the cash flow generated by MIH Limited's South African pay-television and other businesses cannot currently be used outside South Africa without exchange control approval. MIH Limited's non-South African subsidiaries may be subject to similar restrictions imposed by their respective home countries. In addition, because the consent of some of MIH Limited's joint venture partners is required for distributions from MIH Limited's joint ventures, MIH Limited's ability to receive distributions from the joint ventures is dependent on the cooperation of its joint venture partners. The interests of the minority shareholders of some of MIH Limited's subsidiaries and associates must be considered when those subsidiaries and associates make distributions. Accordingly, MIH Limited cannot assure you that it will be able to obtain cash from its subsidiaries, joint ventures and other investments at the times and in the amounts required by MIH Limited. Any failure by MIH Limited to receive distributions from its businesses could restrict MIH Limited's ability to provide adequate funding to the combined group and otherwise meet its obligations.

THE INTERESTS OF MIH LIMITED'S MAJORITY SHAREHOLDERS MAY DIFFER FROM YOUR INTERESTS AND MAY RESULT IN MIH LIMITED ACTING IN A MANNER INCONSISTENT WITH YOUR GENERAL INTERESTS

          MIH Holdings indirectly owns all of MIH Limited's outstanding Class B ordinary shares, representing 75.34% of the voting rights with respect to MIH Limited's ordinary shares. MIH Investments (Proprietary) Limited owns approximately 64.7% of the voting stock of MIH Holdings. In addition, Naspers Limited directly owns 1.63% of the voting stock of MIH Limited. As a result of their ownership of MIH Limited's Class A ordinary shares and Class B ordinary shares, MIH Holdings and its parent companies effectively control MIH Limited and have sufficient voting power, without the vote of any other shareholders, to determine the outcome of any action requiring shareholder approval, including amendments of MIH Limited's memorandum and articles of association for any purpose (which could include increasing or reducing MIH Limited's authorized capital or authorizing the issuance of additional shares). MIH Limited engages in transactions with MIH Holdings and its parent companies in the ordinary course of business. The interests of MIH Holdings and its parent companies may diverge from your interests, and they may be in a position to require MIH Limited to act in a way that is inconsistent with the general interests of the holders of MIH Limited's Class A ordinary shares, including through transactions with related companies.

BECAUSE MIH LIMITED IS A BRITISH VIRGIN ISLANDS COMPANY, YOU MAY HAVE DIFFICULTY PROTECTING YOUR INTERESTS IN RESPECT OF DECISIONS MADE BY MIH LIMITED'S BOARD OF DIRECTORS

          MIH Limited's corporate affairs are governed by MIH Limited's memorandum and articles of association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of MIH Limited's shareholders may differ from those that would apply if MIH Limited was incorporated in the United States or another jurisdiction. The rights of shareholders under the law of the British Virgin Islands are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, you may have more difficulty protecting your interests in the face of actions by MIH Limited's board of directors or MIH Limited's principal shareholders than you would have as shareholders of a corporation incorporated in another jurisdiction.

BECAUSE MIH LIMITED IS A BRITISH VIRGIN ISLANDS COMPANY, YOU MAY NOT BE ABLE TO ENFORCE JUDGEMENTS AGAINST MIH LIMITED THAT ARE OBTAINED IN U.S. COURTS

          MIH Limited is incorporated in the British Virgin Islands and its business operations are located in several countries, principally South Africa, the Netherlands, Greece, Thailand and China. Most of MIH Limited's directors and officers reside outside the U.S., and nearly all of MIH Limited's assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process on MIH Limited or these persons within the United States or to enforce against MIH Limited or these persons judgements obtained in U.S. courts, including judgements predicated upon the civil liability provisions of the Federal securities laws of the United States.

          MIH Limited has been advised by Harney Westwood and Riegels, its British Virgin Islands counsel, that judgements of U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and that there is substantial doubt as to whether British Virgin Islands courts will enter judgements in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the Federal securities laws of the United States.

RISKS RELATED TO MIH LIMITED'S SHARES

MIH LIMITED DOES NOT ANTICIPATE PAYING DIVIDENDS

          MIH Limited anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and expansion of its business. Accordingly, MIH Limited does not anticipate paying cash dividends on its ordinary shares in the foreseeable future.

THE ANTI-TAKEOVER PROVISIONS CONTAINED IN MIH LIMITED'S CHARTER COULD DETER A CHANGE IN CONTROL

          Some of the provisions of MIH Limited's memorandum and articles of association may discourage attempts by other companies to acquire or merge with MIH Limited, which could reduce the market value of MIH Limited's Class A ordinary shares. The low voting rights of MIH Limited's Class A ordinary shares (relative to MIH Limited's Class B ordinary shares), as well as other provisions of MIH Limited's memorandum and articles of association, may delay, deter or prevent other persons from attempting to acquire control of MIH Limited. These provisions include:

          o    MIH Limited's classified board of directors;

          o the authorization of MIH Limited's board of directors to issue undesignated preference shares in one or more series without the specific approval of the holders of ordinary shares;

          o the establishment of advance notice requirements for director nominations and actions to be taken at shareholder meetings; and

          o the requirement that two-thirds of the shareholders entitled to vote at a meeting are required to approve any change to certain provisions of MIH Limited's memorandum and articles of association.

          In addition, MIH Limited's memorandum and articles of association permit special meetings of the shareholders to be called only by MIH Limited's chief executive officer or upon request by a majority of MIH Limited's board of directors, and deny shareholders the ability to call such meetings or to act by shareholder consent. The low voting rights of MIH Limited's Class A ordinary shares (relative to MIH Limited's Class B ordinary shares) and these provisions in MIH Limited's memorandum and articles of association, as well as provisions of British Virgin Islands law to which MIH Limited is subject, could impede a merger, takeover or other business combination involving MIH Limited or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of MIH Limited.

                           FORWARD-LOOKING STATEMENTS

          This annual report of MIH Limited contains "forward-looking statements" as defined in the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond MIH Limited's control. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and similar expressions. All statements other than statements of historical facts contained in this annual report, including, without limitation, the statements under: "Recent Developments", "Item 3. Key Information", "Item 5. Operating and Financial Review and Prospects" and "Item 8. Financial Information" and located elsewhere in this annual report regarding industry prospects and MIH Limited's results of operations or financial position are forward-looking statements. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors such as product and service development, market acceptance risks, the impact of competitive products, services and pricing, the result of current and future programming agreements and regulatory relationships, the results of financing efforts, the pursuit and consummation of certain acquisitions and developments regarding intellectual property rights, litigation and the factors discussed below under "Item 3. Key Information - 3.D. Risk Factors". In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this annual report will in fact transpire. Investors are cautioned not to place undue reliance on these forward-looking statements.

ITEM 4. INFORMATION ON THE COMPANY

4.A.    HISTORY AND DEVELOPMENT OF MIH LIMITED

          MIH Limited was incorporated in the British Virgin Islands on July 26, 1991 and conducts its businesses through subsidiaries and joint ventures. MIH Limited's principal executive office is located at Jupiterstraat 13-15, 2132 HC Hoofddorp, The Netherlands and its telephone number is +31-23-556-2000. MIH Holdings, which is quoted on the JSE Securities Exchange South Africa under the symbol "MHH" owns, through MIH (BVI), shares representing 54.42% of the economic interest and 75.34% of the voting interest in MIH Limited. MIH Investments owns approximately 64.7% of the voting stock of MIH Holdings. Naspers directly owns shares representing 3.54% of the economic interest and 1.63% of the voting interest in MIH Limited. MIH Limited is currently listed on the Nasdaq National Market under the symbol "MIHL".

          Prior to March 31, 1997, MIH Limited's activities consisted almost entirely of its 50% interest in NetHold, a pay-television joint venture. NetHold had investments in pay-television operations in Africa, Cyprus, Greece, Italy, Belgium, the Netherlands, Scandinavia and the Middle East. NetHold also owned Irdeto Access, a pay-television technology company. In March 1997, MIH Limited sold its interest in NetHold to Canal+ in exchange for a 5% equity interest in Canal+, all of NetHold's pay-television businesses in Africa, Cyprus, Greece and the Middle East, and 49% of Irdeto Access. In subsequent transactions, MIH Limited acquired all of the ownership interest of Irdeto Access. The pay-television businesses in Africa, Cyprus, Greece and the Middle East, along with 49% of Irdeto Access, are collectively referred to as the "Acquired MIH Businesses." As a result of these factors, for the year ended March 31, 1997, MIH Limited's results consist almost entirely of its share of the results of NetHold, which owned, in addition to the Acquired MIH Businesses, a substantial number of other businesses. Accordingly, MIH Limited's historical financial information after March 31, 1997 is not comparable to its financial information prior to that date. The Consolidated Financial Statements present on a consolidated basis the financial position and results of operations of MIH Limited and its subsidiaries, including the results of joint ventures and associates accounted for under the equity method.

          MIH Holdings and MIH Limited are both indirect subsidiaries of Naspers due to the way in which the structure of the Naspers group has developed over time. The substantial majority of MIH Holdings' public shareholders are resident in South Africa as a result of MIH Holdings only being listed on the JSE Securities Exchange South Africa. MIH Limited was listed on Nasdaq and Euronext Amsterdam in 1999 to allow it to raise capital in markets outside of South Africa to fund the expansion of its operations and businesses located outside South Africa. Accordingly, the substantial majority of MIH Limited's public shareholders are resident outside of South Africa.

          For information on MIH Limited's principal investments and capital expenditures and divestitures, see the description of MIH Limited's business in "Item 4.B. Business Overview" and "Item 5. Operating and Financial Review and Prospects".

          On September 26, 2002, MIH Limited, MIH Holdings and Naspers announced reorganization plans pursuant to which the minority shareholders of each of MIH Limited and MIH Holdings will exchange the shares they hold in each company for Naspers Class N ordinary shares or Naspers American Depositary Shares, or "ADSs", representing Class N ordinary shares. See "Item 8.B. Significant Changes" for more information concerning these reorganization plans and other recent developments.

4.B.    BUSINESS OVERVIEW

OVERVIEW

          The 2002 fiscal year was one of the most turbulent in the history of media over the past century. The dynamic role of television, Internet and wireless access fundamentally changed consumer behavior.

          MIH Limited continued to implement its strategy for its Subscriber Platforms segment, which comprises MIH Limited's pay-television and Internet activities, and the MIH Technologies segment, which mainly comprises Irdeto Access. The size and international scope of MIH Limited's businesses have grown significantly in recent years and MIH Limited now provides a range of entertainment and information subscription services and software solutions in over 50 countries.

OBJECTIVES AND STRATEGY

          MIH Limited focuses on media businesses in growing markets in which it has or can attain strong, sustainable market positions. MIH Limited uses content, brands and distribution channels from existing businesses to grow businesses in other markets and to develop new businesses. MIH Limited has integrated the Internet into each of its businesses to better reach and retain customers and increase the value of its content. MIH Limited's key objectives are as follows:

          o CAPITALIZE ON WELL-POSITIONED INVESTMENTS AND TECHNOLOGY LEADERSHIP. MIH Limited has made substantial investments in recent years to upgrade and enhance its subscriber platforms and has deployed the latest technology whenever feasible. MIH Limited intends to utilize its well developed infrastructure to consolidate the leading positions it holds in many markets and to expand into new ones. Most of MIH Limited's pay-television platforms offer digital subscriptions and feature interactive services. MIH Limited also has launched several Internet-related businesses.

          o CONTINUE TO BUILD ITS DIGITAL SUBSCRIBER BASE. MIH Limited seeks to continue to expand its digital pay-television subscriber base, both by converting its current analog customers to the digital service and by gaining new digital customers. MIH Limited continues to offer subscribers exclusive movie and sports programming, and is adding interactive services to its bouquets (the term used to describe the channels offered by a pay-television provider on a given platform). MIH Limited's familiarity and experience in its local markets, together with its strong studio relationships and brand awareness, should allow it to respond to new competitive pressures. MIH Limited believes a large digital subscriber base will give it a platform for developing interactive television services, including enhanced television programming, t-mail (e-mail through television) and e-commerce opportunities.

          o GROW INTERNET BUSINESSES. MIH Limited intends, by offering attractive content and superior service, to continue to grow M-Web Holdings as the leading Internet service provider and content portal in South Africa. MIH Limited also is focused on e-commerce opportunities and on using its pay-television infrastructure to develop ISP operations in other sub-Saharan nations besides South Africa. MIH Limited is capitalizing on the experience it acquired through its South African Internet operation by applying its knowledge to the development of its positions elsewhere to become a leading player in the markets it enters. MIH Limited also has acquired an interest in China's leading instant messaging operator. It will continue to grow and develop such interest in China and elsewhere.

          o INCREASE CROSS-PROMOTION AND PLATFORM LEVERAGE. Advances in television, the Internet and wireless technologies have created opportunities to build value through the provision of online and interactive services. MIH Limited believes that its leading pay-television platforms place it in a strong position to leverage its content aggregation and management expertise to new content delivery platforms, such as the Internet. An example is the use of MIH Limited's pay-television channels in South Africa to cross-promote its M-Web Internet operations.

          o MAINTAIN LOCAL APPROACH. MIH Limited has a track record of establishing businesses in developing markets such as Africa, the Mediterranean and Southeast Asia. MIH Limited believes that an important component of its success in these markets is its emphasis on taking a local approach. This involves employing local partners and management teams and incorporating linguistically and culturally tailored local content in its service offerings. For example, MIH Limited places great emphasis on obtaining the rights to broadcast popular sporting events in each of its pay-television markets, such as cricket and rugby in South Africa, and football in Greece, Cyprus and Thailand. M-Web's instant messaging services also are targeted to meet the needs of the local customer base. MIH Limited's strategy is to continue to take a local approach to content as it expands its pay-television and Internet businesses through, for example, the development of local language search engines and local content portals.

          o PROVIDE HIGH-QUALITY SERVICE. MIH Limited views its subscriber platform business primarily as a service business and, accordingly, places great emphasis on providing quality customer service. MIH Limited believes that this helps build customer loyalty and reduce "churn", a term used to describe customer turnover or subscriber loss. MIH Limited seeks to achieve high-quality customer service by operating walk-in service centers, enhancing its call centers and utilizing advanced computer systems, which allow customer service representatives to more quickly address customer concerns.

SUBSCRIBER PLATFORMS

OVERVIEW

          The subscriber platforms segment comprises pay-television platforms, Internet operations and mobile services. These businesses do not all advance at the same rate and are at varying stages of growth. The Internet is already providing much of the content and services that are available through interactive-enabled television sets and mobile devices and will effectively become a backbone to the delivery of the services. The subscriber platform activities are conducted through various subsidiaries, joint ventures and associated companies primarily in Africa, Greece, Cyprus, Thailand and China.

PAY-TELEVISION

          The following table sets forth the services offered and subscriber numbers for MIH Limited's pay-television subsidiaries and joint ventures by region and service:

                                                   SUBSCRIBERS    SUBSCRIBERS
                    LAUNCH                       AS AT MARCH 31, AS AT JUNE 30,
                    DATE      SERVICE                 2002           2002
                    -----------------------------------------------------------
AFRICA
South Africa        1986    M-Net (analog)             466,450       432,155
                    1995    DStv (digital)             590,709       612,731
Sub-Saharan Africa  1991    M-Net (analog)              21,418        20,237
                    1996    DStv (digital)             202,261       217,223

MEDITERRANEAN
Greece              1994    FilmNet/SuperSport (analog)164,920       130,784
                    1999    NOVA (digital)             100,313       100,071
Cyprus              1993    LTV (analog)                52,492        46,274

ASIA
Thailand            1995    UBC Cable (analog)         149,747       147,939

                    1995    UBC Satellite (digital)    263,281       273,852

EGYPT               Various Analog, digital and         87,701        87,423
                            subscriber management(1)
-------------------------------------------------------------------------------
----------------------
(1)  Television platforms operated by third parties.

          From the fiscal year ended March 31, 1998 to the fiscal year ended March 31, 2002, MIH Limited increased the total number of subscribers under management (excluding Egypt) from 1,760,835 to 2,011,591. Over the same period, MIH Limited's digital subscribers as a percentage of its total subscribers increased from 18.3% to 57.5%. During the fiscal year ended March 31, 2002, the digital subscriber base of MIH Limited's television platforms (excluding Egypt) increased by 201,955 subscribers to 1,156,564 subscribers. This represents digital subscriber growth of 21.2%. MIH Limited continues to migrate subscribers from the analog to the higher-revenue and higher-margin digital service. MIH Limited's South African pay-television market is relatively mature, and MIH Limited does not expect to increase the total number of subscribers. MIH Limited's pay-television operators also have experienced higher levels of subscriber churn during the past fiscal year, partly as a result of economic pressures.

          The following table shows the growth of subscribers in each of MIH Limited's markets:

                                                                              March 31,
                                      -----------------------------------------------------------------------------
                                        2002         2001          2000          1999          1998         CAGR(1)
                                        ----         ----          ----          ----          ----         -------
SUBSCRIBER (THOUSANDS)
AFRICA
         South Africa                   1,057        1,060         1,088         1,073         1,054         0.1%
         Sub-Saharan Africa               224          180           155           140           109        19.7%
                                      -------      -------       -------       -------       -------        -----

         Total Africa                   1,281        1,240         1,243         1,213         1,163         2.4%

MEDITERRANEAN
         Greece                           265          334           307           316           254         1.1%
         Cyprus                            52           51            43            35            31        13.8%
                                      -------      -------       -------       -------       -------        -----

         Total Mediterranean (2)          317          385           350           351           285         2.7%

ASIA
         Thailand                         413          382           333           300           313         7.2%
                                      -------      -------       -------       -------       -------        -----

         Total Subscribers              2,011        2,007         1,926         1,864         1,760         3.4%
                                      =======      =======       =======       =======       =======        ======

SUBSCRIBER (THOUSANDS)
EGYPT                                      88           55            46            30            18        46.5%

----------------------

(1) Compounded annual growth rate calculated from March 31, 1998 until March 31, 2002.

(2)  NetMed's Greek subscriber numbers at March 31, 2000 reflect
     NetMed's policy change, effective as of September 30, 1999, of moving the disconnect date for subscribers whose billing is in arrears forward by one day from the first day of the month to the last day of the previous month. Without giving effect to this policy change, NetMed's Greek subscriber numbers at March 31, 2000 would have been reported as 332,117.

MULTICHOICE AFRICA

          The African business is operated through MultiChoice Africa (Proprietary) Limited, an indirect wholly-owned subsidiary of MIH Limited. MultiChoice Africa provides television and subscriber management services in South Africa and more than 48 other countries throughout Africa and the adjacent Indian Ocean islands. MultiChoice Africa has ownership interests through its wholly-owned subsidiary, MultiChoice Africa Limited, in subsidiaries and joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia and Botswana. In many other African nations, MultiChoice Africa operates through agents or franchisees. The agents and franchisees conduct marketing and advertising activities to build MultiChoice Africa's subscriber base and collect subscription revenues on behalf of MultiChoice Africa. They retain a minor portion of the subscription revenues they collect as compensation for their services and remit the balance to MultiChoice Africa.

          The television service consists of terrestrial analog networks as well as direct-to-home digital satellite television (DStv) bouquets. DStv on PAS 7 KU band comprises some 50 video channels, six data channel and 48 audio channels. Among the most popular with viewers are M-Net (Africa's premier pay-television channel), SuperSport, Movie Magic, kykNET (an Afrikaans-language channel), Discovery Channel and National Geographic Channel. During the fiscal year ended March 31, 2002, a Portuguese-language bouquet and return-path interactive services were launched. MultiChoice Africa intends to utilize interactive services to enhance the services provided to subscribers and to reduce subscriber churn.

SOUTH AFRICA

          MultiChoice Africa's aggregate subscriber base in South Africa was
1.057 million households as of March 31, 2002, a slight decline from 1.060 million subscribers at March 31, 2001. The digital subscriber base in South Africa grew by 88,511 subscribers during the last fiscal year (from 502,198 to 590,709 subscribers) and as of March 31, 2002 accounted for 56% of the total number of pay-television subscribers in South Africa. This growth has established a solid platform for the roll-out of interactive services, or "iTV". The analog base declined to 466,450 subscribers during the same period, primarily due to subscribers upgrading from the analog to the digital platform. As of March 31, 2002, MultiChoice Africa's subscriber base represented approximately 16% of South Africa's television households.

          South Africa is Africa's largest economy, has a population of over 40 million people, and is Africa's third largest television market, with over 6.5 million TV households. The South African market is relatively mature. Although the overall subscriber base is not expected to increase, MultiChoice Africa does expect to continue to migrate subscribers from the analog service to the higher margin digital service.

          The associated companies M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net is a publicly traded South African company that provides the premium entertainment channels carried by MultiChoice Africa on its pay-television platforms in Africa. SuperSport International (SuperSport's holding company) also is a publicly traded South African company that provides the sports channels carried by MultiChoice Africa on its pay-television systems in Africa. The shares of SuperSport International and M-Net are linked and trade together on the JSE Securities Exchange South Africa, with a single price for the shares of both companies combined. The shares can be delinked by a declaration of each company's board. MIH Limited owns 22.2% of each of M-Net and SuperSport International (including the shares held in the Phutuma Futhi share scheme). SuperSport International also owns 5.33% of the outstanding Class A ordinary shares of MIH Limited.

          M-Net has output deals with film and television studios, enabling it to screen the best of quality movies, series and miniseries. M-Net compiles eight channels for broadcast on the KU-band in Southern Africa, six of which also are transmitted to viewers in the rest of Africa via C-band and W4 KU-band.

          SuperSport produces three 24-hour-a-day channels for DStv, covering more than 100 different genres of sport. Recently, SuperSport created a new pan-African sports-channel, focusing mainly on football. The channel screens South African Premier Football League and various Confederation of African Football games, and secured multi-year deals for English Premier League, Italian Series A and Bundesliga football. Extensive coverage of South African and international rugby, cricket, golf and tennis also was offered on other SuperSport channels. The SuperSport Zone channel was launched during the year. This channel provides information, live scores and statistics on specific sporting events.

          MultiChoice Africa services its South African subscriber base through its customer care and billing center in Johannesburg and branches in Durban and Cape Town. The center in Johannesburg provides customers with walk-in and telephone service, and the branches provide customers with walk-in service.

          The analog service is sent to transmission towers either terrestrially over fiber optic cables or microwave links, or via satellite. The towers transmit the signal to MultiChoice Africa's customers' homes, where it is received by an antenna and decrypted by a set-top box. The digital satellite signal is transmitted by a Panamsat satellite. MultiChoice Africa leases 8 KU-band transponders on this satellite, and its uplink facilities are provided by Orbicom (Pty) Limited and British Telecom (KU-band refers to a frequency range used for satellite downlink transmissions that falls within the 12 to 14 GHz range of the electromagnetic spectrum, allowing use of 27-inch (or 90 cm), or smaller, ground dishes). Digital customers receive the signal from this satellite using a 90 cm satellite dish located on or near their homes. MultiChoice Africa utilizes the Irdeto Access encryption and set-top box technology for both its analog and digital platforms. Orbicom continues to provide signal distribution, uplinking and backhaul services to MultiChoice Africa despite the expiration of the formal service agreement between the parties. Orbicom and MultiChoice Africa are currently negotiating a new written service agreement to replace the expired agreement.

          During the year ended March 31, 2002, MultiChoice Africa experienced an average monthly net churn (net churn is the percentage of customers who terminate their subscription in a given period minus the number of former customers who reconnect in that period) of approximately 2.1% on its analog subscriber base and 0.95% on its digital subscriber base. This compares to an average monthly net churn of approximately 1.8% on its analog subscriber base and 0.6% on its digital subscriber base during the 2001 fiscal year. The increase in the digital churn rate is consistent with management's expectations, as churn rates tend to increase with a growing subscriber base. The depreciation of the Rand and resulting price increases, together with a weaker economy, also contributed to the increased churn. The net churn for the analog subscriber base included customers who upgraded to digital service. Excluding subscribers who migrated to the digital service, the average monthly analog net churn equaled 0.8% for fiscal year 2002.

          MultiChoice Africa bills its subscribers monthly, in advance, in South African Rand. The following table sets out certain pricing information for the South African businesses:

                    Subscribers (thousands)                  Monthly                 Equipment Price(1)
                           March 31,                   Subscription Price                 Purchase
                 2002        2001         2000         Rand(2)      U.S. $(3)       Rand        U.S. $(3)
               ---------    --------    ---------    ------------   ---------     ---------    -------------
Analog           466          558         687          199.90        20.78           499           51.88
Digital          591          502         400          349.00        36.28         2,999          311.81

----------------------
(1)  Includes price of satellite receiver in the case of digital service.
(2)  Includes price increase that occurred in April 2002.
(3)  Converted at average exchange rate for the year ended March 31, 2002
     (U.S. $1 = Rand 9.618)

SUB-SAHARAN AFRICA

          MIH Limited offers terrestrial analog and digital satellite pay-television services to Sub-Saharan Africa through MultiChoice Africa and various subsidiaries, joint ventures and agents. MultiChoice Africa offers many of the same premium channels in Sub-Saharan Africa as MultiChoice Africa offers in South Africa, including those broadcasting exclusive premium films and popular sports. MultiChoice Africa's analog service transmits a customized M-Net channel, which features exclusive movies and sports and other programming, to eight African countries through subsidiaries and joint ventures. MultiChoice Africa's digital service features 25 audio channels and 37 video channels on PAS 10 C-Band and 25 audio channels and 43 video channels on W4 KU-Band, including the customized M-Net channel and many major international network channels. Both satellites together transmit to more than 48 countries in Sub-Saharan Africa, and adjacent islands.

          As of March 31, 2002, MultiChoice Africa and its subsidiaries and joint ventures had 21,418 Sub-Saharan African subscribers to its terrestrial analog service and 202,261 Sub-Saharan African subscribers to its DStv digital satellite service, compared to 28,544 analog and 151,566 digital subscribers as of March 31, 2001. MultiChoice Africa believes that there is potential for growth in MultiChoice Africa's digital platform business in Sub-Saharan Africa due to:

          o a significantly enhanced bouquet with the launch of KU-band services in Sub-Saharan Africa and niche bouquet offerings to specific language groups (currently Portuguese and Indian); and

          o the launch of KU-band services resulting in a significant decrease in the cost of reception equipment (90cm dish vs. 1.8m to 3m dish necessary for reception of the C-band services).

          MultiChoice Africa actively markets its services in the region through local affiliates and agents. These efforts are focused on the major cities in each of the countries MultiChoice Africa serves on the basis that households in these major metropolitan areas are more likely to be able to afford its services than rural households. In addition, MultiChoice Africa believes that given the size of the urban population and the percentage of urban households that own color televisions, there is significant opportunity to increase its subscriber base in these areas. As in South Africa, targeting digital and analog services to market sectors with different economic demographics is likely to increase MultiChoice Africa's overall subscriber base and encourage analog subscribers to upgrade to the digital service in the future.

          In each Sub-Saharan African market, MultiChoice Africa generally bills its customers in U.S. dollars or U.S. dollar equivalents. During the year ended March 31, 2002, its Sub-Saharan African operations experienced an average monthly net churn of approximately 1.4% on the analog subscriber base and approximately 1.08% on the digital subscriber base, as compared to average monthly net churn of approximately 0.4% on the analog subscriber base and approximately 0.8% on the digital subscriber base for the 2001 fiscal year. The increase in the analog churn is mainly due to the closure of some analog transmission networks and upgrades to the digital services.

          The following table sets forth certain pricing information for MultiChoice Africa's Sub-Saharan African businesses:

                                 Subscribers (thousands)                    Monthly
                                        March 31,                        Subscription          Equipment
                            2002             2001          2000            Price(1)             Price(2)
                        --------------    -----------    ----------     ----------------    -------------
Analog                       21               29             39          U.S. $32.00(3)       U.S. $140
Digital                     202              152            116          U.S. $49.50          U.S. $350

----------------------
(1)  Represents the average price across all of MultiChoice Africa's
     Sub-Saharan African businesses.
(2)  Includes the price of the satellite receiver in the case of digital service.
(3)  Converted at average exchange rate for the year ended March 31, 2002
     (U.S. $1 = Rand 9.618)


          MultiChoice Africa delivers analog services terrestrially to Sub-Saharan Africa by transmitting its programming signal by satellite to local receiving stations in eight countries. These stations are generally owned in partnership with a local partner or franchisee in each country and relay the signal to a broadcast tower that transmits it as a standard encrypted television signal. When received by a customer, a decoder in a set-top box decrypts the signal and provides it to the customer's television.

          MultiChoice Africa's digital service is transmitted direct-to-home, on C-band satellite transponders (C-band refers to the frequency range of the electromagnetic spectrum used heavily for satellite transmission, having an uplink frequency at 6 GHz and a downlink frequency at 4 GHz) and Eutelsat's W4 KU-band transponders. Customers receive these signals on a satellite dish mounted on or near their homes. The signal is then descrambled and decompressed for viewing using a conditional access system, set-top box and smartcards designed by Irdeto Access. Smartcards are credit card-sized devices that have embedded processors that provide entitlement functions and store decryption keys and digital signatures. The smartcards are inserted in a set-top box to gain access to encrypted programming.

EGYPT

          In Egypt, as of March 31, 2002, MultiChoice Africa owned 10% of Cable Network Egypt (CNE) and 16.5% of Nile Communications Networks. MultiChoice Egypt, another business conducted in Egypt by MIH Limited, is being liquidated and the remaining assets of MultiChoice Egypt have been sold to CNE in consideration for shares in CNE being issued to MultiChoice Africa. This has increased MultiChoice Africa's ownership of CNE to 16.5%. As of March 31, 2002, there were 87,701 analog and digital subscribers in Egypt, up from 54,845 subscribers as of March 31, 2001. During January 2002, MIH Limited disposed of its 45% interest in MultiChoice Middle East Inc.

MEDITERRANEAN

          MIH Limited offers terrestrial analog and digital pay-television services in Greece and a terrestrial analog service in Cyprus through its subsidiary NetMed NV. MIH Limited owns 84.7% of NetMed. Global Capital Investors II LP, an investment fund managed by Global Finance SA owns 10.5% of NetMed and Antenna Pay-TV Limited, a subsidiary of Antenna SA, owns 4.8% of NetMed. On July 26, 2002, MIH Limited (through its subsidiary Myriad International Holdings BV) and Fidelity Management S.A. agreed that Fidelity will acquire a 22% interest in NetMed for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. The completion of this transaction was subject to the approval of the Greek Competition Committee. Myriad, Fidelity and NetMed did not receive the required approval from the Greek Competition Committee within the applicable period and MIH Limited accordingly believes that the subscription and sale agreements have ceased to have effect. The consequences, including litigation with Fidelity or Alpha Digital, likely to result from these developments are uncertain.

          NetMed manages its Mediterranean pay-television business through the following operating subsidiaries:

          o MultiChoice Hellas SA and MultiChoice Cyprus Limited manage the subscriber base and market and sell pay-television services in Greece and Cyprus, respectively. NetMed, through Myriad Development B.V., owns 40% of MultiChoice Hellas. The remaining shares of MultiChoice Hellas are held as to 18% by Lumiere Television Limited, 40% by Teletypos S.A. and 2% by SunSpot Leisure Ltd. MIH Limited owns 57% of MultiChoice Cyprus Holdings Ltd, which in turn owns 62% of MultiChoice Cyprus. MultiChoice Cyprus is listed on the Cypriot Stock Exchange and the MultiChoice Cyprus shares not owned indirectly by MIH Limited are publicly held. Lumiere Television owns the remaining 43% of MultiChoice Cyprus Holdings.

          o NetMed owns 70% and Myriad Development BV owns 30% of NetMed Hellas. NetMed Hellas operates the FilmNet and SuperSport pay-television channels in Greece and provides programming to Lumiere Television and Alfa TV in Cyprus.

          o Synergistic Network Development S.A. is 100.0% owned by NetMed and is responsible for signal transmission and distribution.

          NetMed's analog service consists of three channels, FilmNet, SuperSport and Fox Kids, transmitted over two analog frequencies. FilmNet provides a combination of exclusive, first run movies, along with some original and imported series. SuperSport features exclusive sporting events. NetMed's Greek digital satellite service, Nova, offers 25 channels in Greek and more than 250 other European channels. The Greek-language channels that are included in the Nova service (such as FilmNet, SuperSport and those of the Greek commercial and state broadcasters) are either produced in Greece or are foreign thematic channels customized for this market. These include Discovery, CNN, Cartoon Network and BBC World.

          Greece has a population of approximately 10.9 million people and approximately 3.5 million television households, giving NetMed's pay-television services a market penetration of approximately 7.6% of television households. The market penetration for pay-television in Greece is much lower than the average of 38% for cable and satellite penetration in the EU countries.

          The total number of pay-television subscribers for the Mediterranean region was 317,725 households for the 2002 fiscal year, down from 385,230 in the 2001 fiscal year. During the year ending March 31, 2002, the analog base in Greece declined by 99,881 to 164,920 households, while Nova maintained its leading position in the region by adding 31,042 digital subscribers to end the year having 100,313 subscribers. As of March 31, 2002, NetMed had approximately 52,000 subscribers in Cyprus.

          The decline in Greek subscribers in 2002 is a result of the launch of a new pay-television service in Greece. Prior to the 2002 fiscal year, NetMed had not faced any competitive threat to its pay-television business. In October 2001, Alpha Digital Synthesis S.A. entered the pay-television market in Greece and launched a 20-channel pay-television service. See "--Competitors and Competitive Position" for more information.

          During the fiscal year ended March 31, 2001, NetMed experienced a monthly net churn of approximately 2.67% on its total subscriber base. Net churn, which is heaviest in the summer months of May, June and July, averaged approximately 5.31% during the fiscal year ended March 31, 2002. NetMed believes that this increase in net churn was largely attributable to Alpha Digital entering the pay-television market.

          NetMed markets the Nova service as an upscale alternative to the premium analog package, and it expects the majority of the growth in its digital platform to come from subscribers that upgrade from the analog service. Through March 31, 2002, approximately 35% of the digital subscriber base comprises analog subscribers who have converted to the digital service.

          NetMed has concluded a number of strategic long-term agreements for sports and film rights including: output agreements with six of the major film studios; a three year contract for Italian League Football; and a contract for the supply of European Champions League football rights. Alpha Digital entered into contracts with 27 Greek League Football teams, including 10 of the 16 teams in the top division and the four most popular teams, for the exclusive right to broadcast football matches which are home games. NetMed believes these contracts infringe nine existing contracts between NetMed and some of those teams. NetMed has commenced legal proceedings to enforce its contractual rights. Please refer to "Item 8.A. Consolidated Financial Statements and Other Information -- Legal Proceedings" for more information. The loss of the right to broadcast these football matches pending the outcome of the legal proceedings has reduced the football programming content that NetMed can offer and created confusion in the market, as well as increased the cost of the football programming NetMed has retained. Alpha Digital also bid aggressively for film rights, and increased the price for sports and film programming in the Greek market. Recently, a studio contract between a major film studio and NetMed was not renewed and the studio instead signed a long-term contract with Alpha Digital.

THAILAND

          MIH Limited has a joint venture interest in United Broadcasting Corporation Public Company Limited, or "UBC", the leading pay-television provider in Thailand. Through a series of transactions beginning in 1997, MIH Limited now owns 31.1% of UBC. UBC is quoted on the Stock Exchange of Thailand under the symbol "UBC". The remaining shares in UBC are beneficially owned as to 40.8% by Telecom Holding Company Limited, a subsidiary of Telecom Asia, 0.4% by the Mass Communications Organization of Thailand, which is one of the two primary media regulators in Thailand, and 27.7% by other private investors and the public.

          The joint venture arrangement under which UBC operates is governed by a shareholders' agreement dated February 16, 1998, together with two amendments to the agreement. The agreement establishes corporate governance procedures, provides for the financing of UBC, grants MIH Limited certain management rights, including the right to appoint the chief operating officer, and sets forth the other terms of the UBC joint venture.

The agreement also imposes certain restrictions on MIH Limited's ability to transfer its interest in UBC to a third party.

          MIH Limited has attempted to reposition UBC for long-term growth through a coordinated and focused marketing strategy and a more streamlined workforce. This strategy has included coordinating the analog and digital bouquets and implementing a new pricing plan. MIH Limited believes the long-term effect of these changes will be to increase subscriber growth and UBC's revenues and profitability.

          Both UBC's digital satellite and analog cable services provide the same 44 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to seven educational channels. Channels shown on UBC's pay-television systems include UBC Movies and UBC Asian Movies, which show first-run and repeat films and series, UBC Kids, UBC Series, UBC News, UBC X-Zyte, SuperSport and SuperSport Gold, which show programming tailored for Thai audiences, including favorite local sports such as Mua Thai boxing and Thai football, along with exclusive major international events. Some of the other major channels offered by UBC are movie channels such as HBO, Cinemax, Star Movies and TNT Classic Movies; news channels such as CNN, BBC and CNBC; children's programs such as the Cartoon Network; and sports channels including ESPN and Star Sports. UBC secures the rights to channels such as HBO, Cinemax and Star Movies, which channels tie up movie rights for the Thai market. A significant number of these "turn around" channel arrangements are done on an exclusive basis. In MIH Limited's other markets, exclusive rights to first-run movies are secured by the operating companies through their locally created movie channels. UBC also broadcasts major local free-to-air channels. Most programming on the UBC's pay-television systems carry the original soundtrack along with a dubbed Thai soundtrack or Thai subtitling generated by UBC.

          For the year ended March 31, 2002, UBC's average monthly net churn was approximately 1.0%, as compared to 0.78% for the 2001 fiscal year. The increase in churn occurred primarily in the fourth quarter of 2002 when UBC upgraded subscriber smartcards, which involved UBC installation and service agents visiting subscribers' homes. A number of subscribers could not be contacted, which resulted in a disconnection of services. Many of these subscribers have subsequently arranged for the replacement of smartcards and reconnection to UBC's services. UBC has instituted a strict policy of terminating the service of subscribers once they fall 30 days in arrears on their subscription payments. UBC both sells and rents set-top boxes to subscribers. Where the set-top boxes are rented, the cost is built into the connection fee and monthly charge. MIH Limited believes that this strategy has a positive effect upon subscriber growth by minimizing the entry cost of subscription to UBC's services.

          As of March 31, 2002, UBC had 413,028 total subscribers, consisting of 149,747 analog cable subscribers and 263,281 digital satellite subscribers, as compared to 382,480 total subscribers at March 31, 2001 (150,906 analog and 231,574 digital). Thailand has a population of approximately 61.1 million people, with approximately 15.4 million television households. MIH Limited believes that Thailand represents an opportunity for subscriber growth, given the low pay-television penetration in Thailand of approximately 2.7% of television households. Due to the comparatively low level of market penetration in Thailand, MIH Limited believes that the coordinated marketing plan between UBC's analog cable and digital satellite services should result in increased subscriber growth. UBC's digital satellite service is potentially receivable by all 15.4 million television households in the country. UBC Cable's analog service covers approximately 800,000 homes in Bangkok.

          The following table sets forth certain pricing information for the Thai business:

                      Subscribers    |   Mini Package   | Silver Package  | Gold Package(1)  |  Rental Fee(2)  |   Up Front(3)
                     (in thousands)  |                  |                 |                  |                 |
                      -----------    |   ------------   | --------------  | ------------     |  -----------    |   --------
                       March 31,     |                  |                 |                  |                 |
                       ---------     |                  |                 |                  |                 |
           2002   2001   2000   1999 | Baht   U.S. $(4) | Baht    U.S. $  | Baht     U.S. $  | Baht    U.S. $  | Baht    U.S. $
           ----   ----   ----   ---- | ----   -------   | ----    ------  | ----     ------  | ----    ------  | ----    ------
Analog     150    151    147    147  | 389    8.93      | 768     17.63   | 1,252    28.75   |  97.00  2.23    |  5,500  126.29
Digital    263    232    187    153  | N/A    N/A       | 768     17.63   | 1,252    28.75   | 155.00  3.56    | 11,000  252.58

----------------------
(1) Gold package price was increased by Baht 192 VAT inclusive effective August 1, 2001.

(2) Cable subscribers only pay a monthly rental fee if they joined after May 1, 1998. Digital subscriber rental fees vary depending upon the date on which the subscriber joined the service.

(3) Includes installation fee, connection fee and refundable set-top box deposit.

(4) Converted at closing exchange rate for the year ended March 31, 2002 (U.S. $1=Thai Baht 43.55).


          UBC's digital satellite service is transmitted on a KU-band signal through the Thaicom 3 satellite. Subscribers receive their signal on a 60-90 cm satellite dish and unscramble and decompress the signal with a set-top box utilizing Irdeto Access's conditional access system and smartcard technology.

          UBC Cable's transmission is delivered on hybrid coaxial fiber optic cable lines over a dropwire into homes that utilize a set-top box to access the signal.

INTERNET

          MIH Limited's approach to the Internet is to establish Internet businesses and draw on its existing strengths and areas of expertise. Despite the harsh revaluation across much of the Internet sector during the last fiscal year, MIH Limited continues to regard Internet technology as important. It has impacted traditional ways of doing business, including the relationship between clients and suppliers, and has transformed the competitive landscape in many industries. In particular, MIH Limited utilizes its existing assets to build strong subscriber platforms. MIH Limited believes in an "anytime, anywhere" philosophy, which enables its subscribers to access its content platforms via television, Internet and wireless technologies. In the future, MIH Limited expects to deploy its expertise in order to manage interactive services.

SOUTH AFRICA

          MIH Limited conducts most of its Internet business in South Africa through M-Web Holdings. MIH Limited holds 41.0% of the economic interest in M-Web Holdings. M-Web Holdings was formed in 1997 through a series of transactions whereby MIH Limited contributed its Internet-related business to M-Web Holdings, and subsequently capitalized it with a special dividend to MIH Holdings. M-Web Holdings was later spun off, but MIH Limited reacquired shares in M-Web Holdings subsequent to the spin-off. In July 2001, M-Web Holdings was voluntarily delisted from the JSE Securities Exchange South Africa by way of a scheme of arrangement whereby Naspers, the majority shareholder in M-Web Holdings, made an offer to the remaining M-Web Holdings shareholders other than MIH Limited. MIH Limited continues to manage M-Web Holdings together with Naspers. M-Web Holdings provides the infrastructure for MultiChoice Africa's interactive platform.

          The South African Internet market has consolidated rapidly since 1999. Currently there are approximately 2.8 million Internet users and more than 600,000 dial-up subscriber homes. Prior to February 2001, the ISP market was dominated by M-Web Holdings and World Online. In March 2001, ABSA, one of the largest banking groups in South Africa, launched a free ISP service, which has attracted in excess of 150,000 registrations. Recently, ABSA announced that it would charge non-banking clients to use its ISP service.

          M-Web Holdings is the leading Internet access provider in South Africa. Rather than acquiring portals from other Internet companies, M-Web Holdings has successfully developed its own content portals and serves as the major Internet access provider for these portals. M-Web Holdings' flagship portal, www.mweb.co.za, includes the following websites:

          o www.mweb.co.za: offers a bouquet of news, entertainment, travel, sports, games, shopping, chat and other personal and interactive services.

          o    www.moneymax.co.za: offers online personal finance services.

          o www.supersport.co.za: a sports news service that includes hubs reporting on rugby, cricket, football, tennis, motorsport, golf and running.

         o     www.mwebshopping.co.za: an online shopping site.

          M-Web Holdings had approximately 250,000 dial-up subscribers at March 31, 2002, which translates to an approximate 40% market share of the consumer dial-up Internet market in South Africa and a penetration of 2% of total South African households.

          The following table summarizes subscriber numbers and subscription fees for M-Web Holdings' dial-up and web hosting services.

                      Subscribers (thousands)        Monthly Subscription Price
                           March 31,
                 2002         2001        2000        Rand        U.S. $(1)
               ----------   ---------   --------   ----------    --------
Dial-up          248.9       254.3       235.0        134         13.05
Web hosting        2.6         2.3         1.0        248         24.15

----------------------
(1) Converted at average exchange rate for the year ending March 31, 2002 (U.S. $1=Rand 9.618).


          M-Web Holdings also is active in the business-to-business (B2B) and business-to-consumer (B2C) e-commerce markets. Business Solutions offers integrated commerce solutions to retailers and is a leader in the B2C e-commerce market. Commercezone is active in the B2B e-commerce market with products ranging from strategic sourcing to e-procurement platforms for the group and external customers. The online advertising and e-commerce markets are at an early stage of development in South Africa. M-Web Holdings estimates that neither is likely to start emerging as a significant generator of revenue in the near future. Online consumer retail and true retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. The Business Solutions division of M-Web Holdings offers support to the increasing number of e-commerce web sites by making its portal and its dial-up subscriber base available to corporate customers.

THAILAND

          MIH Limited's Internet investments in Thailand comprise the wholly-owned subsidiary M-Web (Thailand) and, through a wholly-owned subsidiary, a 62.5% interest in Internet Knowledge Service Centre Company, a Thai holding company that holds a majority stake in KSC Commercial Internet Company Limited, or "KSC Comnet". As of March 31, 2002, MIH Limited held an economic interest of 40.6% in KSC Comnet.

          The Thai Internet market is fragmented and dominated by regulatory uncertainty. Until recently, a large number of small players have conducted limited operations in the absence of significant commitment from any investor to build the Internet industry in Thailand. The market is expected to consolidate around a number of key players and limited foreign investment is expected in the short to medium term.

          Due to low computer penetration, low telephone penetration and polarized income distribution, the Internet is not expected to reach a mass media market in Thailand in the foreseeable future. MIH Limited believes that there are approximately one million Internet subscribers in Thailand. MIH Limited further believes that advertising and online consumer retail e-commerce will only develop once the necessary financial infrastructure and consumer markets mature. Revenue from these sources in Thailand will not be significant for many years.

          M-Web (Thailand) has established itself as a leading Internet company in Thailand by offering a full suite of on-line services and solutions to businesses and consumers. M-Web (Thailand) intends to provide a comprehensive Internet experience in the Thai language which is tailored to the Thai culture through local customization. M-Web (Thailand)'s portal includes the following websites:

          - www.mweb.co.th: the content platform with a wide variety of content hubs.

          -    www.sanook.com: a popular Thai Internet portal.

          M-Web (Thailand) launched a wireless operation in the last quarter of 2001 in partnership with iTouch plc, a leading wireless applications service provider. This business unit has closed distribution deals with the two largest mobile network operators which hold in excess of 95% of the total market.

          The Corporate Solutions operation provides consulting, design, development and management services to institutions wishing to engage in on-line business operations. M-Web's (Thailand) corporate solutions team has engaged in a number of substantial projects with both significant Thai organizations and Thai government agencies.

INDONESIA

          MIH Limited operates in Indonesia through M-Web Indonesia. M-Web Indonesia is a foreign investment company and is effectively 100% owned by MIH Limited. M-Web Indonesia primarily provides SMS content, SMS services and instant messaging services to Indonesian consumers, and shares the revenue generated from the supply of these services with the providers of the mobile handsets through which these services are delivered. M-Web Indonesia's portals represent almost 50% of the local portal market and offer a full range of channels, with a strong focus on news and lifestyle content. MIH Limited is currently reviewing its strategy in Indonesia which may lead to substantial changes in its operations in Indonesia.

CHINA

          M-Web China (BVI) Limited is currently held 88% by MIH Limited, with the remaining 12% held by the M-Web China Employee Share Trust. The group therefore consolidates 100% of the results of M-Web China (BVI) Limited. M-Web China's Internet business in China consists of SportsCN.com, which has become one of the leading sports portals in China. Traffic through the portal has continued to grow along with revenue generating mobile value-added services. The subscribers to the Internet services, although small in number, provide revenue to fund the future growth of M-Web China.

MOBILE SERVICES - CHINA

          In May 2001, MIH Limited acquired a 46.4% stake in Tencent (BVI) Limited, which operates QQ, the popular instant-messaging platform in China. Instant-messaging has become a recognized communication and community building tool worldwide and has experienced substantial growth in China. QQ processes around 500 million messages per day and has more than 1.5 million subscribers to its mobile instant-messaging service across the GSM networks of China Mobile and China Unicom. Tencent also operates an Internet portal known as "Tencent.com", which supports the QQ messaging platform. The QQ instant-messaging platform offers value-added services that can be accessed via multiple platforms, including wireless devices, computers and television sets.

SEASONALITY

          MIH Limited's pay-television business experiences an increase in the level of subscriber churn during the summer holiday season, particularly in Greece where the conclusion of the football and basketball seasons coincide with the start of summer, when subscribers travel away from their primary residence and undertake other forms of leisure. In Thailand, UBC experiences higher sales in the second half of the calendar year, as consumers appear to defer some discretionary spending.

COMPETITORS AND COMPETITIVE POSITION

          MultiChoice Africa's digital and analog platforms are currently the only pay-television services provided in South Africa. MultiChoice Africa competes directly with the four free-to-air television channels in South Africa (which are carried on MIH Limited's digital bouquet) and indirectly with live sporting events, motion picture theatres, video rental stores, mobile telephones, lotteries, gaming, the Internet and other forms of entertainment.

DStv's offering of 50 video channels is several times greater than the competing free-to-air television channels in SouthAfrica combined. Another operator that currently provides a free, encrypted digital service has announced an intention to provide a digital service that may be subscription based.

          MIH Limited is the leading provider of pay-television services in Sub-Saharan Africa. In the countries in which MIH Limited broadcasts, however, there are numerous public and private free-to-air television stations, as well as small, localized pay-television operations. MIH Limited believes that its wide selection of high quality, exclusive programming, distributed both terrestrially and on DStv, appeals to the broader African market and differentiates MIH Limited from other broadcasters.

          In Greece and Cyprus, NetMed competes directly with free-to-air broadcast channels, including national Greek networks (such as Mega, Antenna, Alpha and Star) and four national Cypriot networks (Cyprus Broadcasting Corp., Sigma, Mega and Antenna). MIH Limited believes that its analog service is an attractive alternative due to its comparatively clean frequencies and uncluttered channels. NetMed's NOVA digital satellite service has clear signal coverage throughout Greece, which is difficult to replicate using terrestrial broadcasts due to mountainous terrain and remote islands.

          Greek media law allows multiple licenses to be granted for satellite pay-television platforms, and two other entities, Intersat SA and Alpha Digital, have been granted licenses. In October 2001, Alpha Digital launched a 20-channel pay-television service. Alpha Digital bid aggressively for Greek League Football rights and international sports rights, which resulted in price increases for such rights of up to 500% in some cases. Alpha Digital entered into contracts with 27 Greek League Football teams for the exclusive right to broadcast football matches which are home games. A further effect of Alpha Digital's entry into the pay-television market seems to have been confusion, leading to a shrinking of the overall pay-television market in Greece as only approximately one quarter of the subscribers lost by NetMed became Alpha Digital subscribers. Alpha Digital's entry also contributed to the reduction in NetMed's subscriber base in Greece from 334,072 subscribers as of March 31, 2001 to 265,233 subscribers as of March 31, 2002. Alpha Digital's entry significantly increased the costs associated with securing film and sports rights. NetMed has commenced legal action to enforce the exclusive supply rights NetMed had with some of the football clubs which subsequently entered into contracts with Alpha Digital.

          The Thai television industry consists primarily of six free-to-air television stations and UBC's pay-television operations. Another pay-television service previously operated by Thai Sky discontinued operations in 1997. The Thai regulatory authority granted pay-television licenses to two other companies in 1996, but those companies have not launched, or announced an intention to launch, pay-television services. There are also several small, provincial cable systems, generally averaging fewer than 1,500 subscribers. UBC competes directly with the national free-to-air television stations and, in the case of the digital satellite service, with local cable groups in Thailand. In 1999, Thai Television, formerly World Star Television, launched an unencrypted pay-television service in Bangkok which charges subscription fees and relies upon advertising revenue. Thai Television has faced a number of operational challenges and difficulties in securing advertising revenues due to low penetration and viewership. MIH Limited believes that UBC's programming, including exclusive first-run movies and sporting events, gives it an advantage over its free-to-air television competitors. The national free television stations are uplinked to the same satellite used by UBC's service and consequently form part of the bouquet available to UBC's subscribers. MIH Limited believes that this arrangement enhances its appeal to current subscribers and assists in growing UBC's subscriber base.

          In South Africa, M-Web Holdings' main competitor in the premium dial-up access business is World Online. There are also a number of Internet service providers that offer inexpensive dial-up access. ABSA, a large South African bank, launched a free access service in March 2001. Recently, ABSA announced that it would begin charging non-banking clients for such dial-up access. A number of companies offer limited e-commerce solutions to retailers. In the hosting and web development market the competition is strong with some well-known companies, including UUNet and Internet Solutions, a subsidiary of Dimension Data. With regard to business-to-business e- commerce, the most active exchange in the market is Bidvest's myMarket.com, which is offered to all Bidvest suppliers as a more effective channel to market. South Africa's incumbent telephone operator, Telkom SA, recently launched Cybertrade, an Internet exchange. Cybertrade has begun its marketing campaign and is also focused on bringing the Telkom procurement online.

          Regulatory developments, including the grant of licenses to new operators, may affect the competitive position of MIH Limited's pay-television operators and must be taken into consideration when evaluating competitive positions. You should read "--Regulation" for more information about the regulatory environment in MIH Limited's key markets.

          The Internet market in Thailand is highly competitive with a large number of smaller operators conducting limited operations. Despite the current fragmentation of the Internet market in Thailand, MIH Limited expects the market to consolidate around a smaller number of key operators over the next one to two years. This process of consolidation may further increase competitive pressures in the Thai Internet market in the future. In addition, some corporate customers have sought to obtain Internet services by seeking competitive tenders from operators, which has resulted in significant price competition in this area of the Thai Internet market.

          The Internet market in China also is highly competitive. Local and foreign Internet operators have made significant investments in the Chinese market, and have developed several new products and services. MIH Limited expects the market to remain competitive in the future, with at least one large foreign Internet operator expected to commence Internet operations in China in the near future.

MIH TECHNOLOGIES

          MIH Limited's subsidiary Irdeto Access provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto Access' products enable pay-media operators and corporate users to encrypt and decrypt their broadcast or multicast signals. The products control subscriber access to content, services and events across all media platforms, including digital television and Internet protocol (IP) streaming media. Irdeto Access offers customers over 30 years of experience in the pay-media industry and a range of skilled resources and properties.

          Irdeto Access has nearly doubled its client base since April 2001 and has over 85 clients in more than 30 countries. During the year ended March 31, 2002, Irdeto Access sold some 2.5 million personalized digital smartcards, including 1.3 million smartcards that were swapped with an earlier version. Smartcards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services.

          In China, Irdeto Access' technology was approved by the China State Administration of Radio, Film and Television (SARFT) in January 2001 and the deployment of Irdeto Access' products in China has increased since that date. Significant new customers of Irdeto Access include Guangdong SARFT, CSTTC and Gansu Provincial Network in China, Playboy TV in the UK, ChannelD Television in Germany and Pittsburgh International Telecommunications in the United States.

          Products offered by Irdeto Access include:

          o Irdeto M-Crypt, a compact conditional access system for small to medium size operations;

          o Irdeto (pi)-sys, a complete conditional access system for medium to large size operations; and

          o Irdeto CypherCast(TM), a product securing unicast and multicast Internet protocol data that travels over broadband networks including cable, satellite, xDSL (various digital subscriber line technologies), fiber to the home and terrestrial.

          In addition, the Irdeto version II smartcard technology was launched in September 2000. Irdeto Access has been successful in combating piracy and has successfully prosecuted pay-media counterfeiters in the United Kingdom, Thailand and the Netherlands and has assisted its customers with successful prosecutions in South Africa, Thailand and Australia.

COMPETITORS AND COMPETITIVE POSITION

          The extent and nature of competition is in large part determined by the ability to provide secure products that effectively combat piracy at competitive prices, the ability to offer superior customer service and the ability to acquire new clients, as the cost of switching for existing customers can be high. Irdeto Access' main competitors are NDS Group plc and Nagravision S.A., which provide conditional access systems to digital satellite pay-television broadcasters and digital cable-television operators, Nagra Plus S.A., a joint venture between Kudelski and Canal+, a principal supplier of analog pay-television systems in Europe, and Group Canal+ S.A., a subsidiary of Vivendi Universal, one of Europe's largest pay-television operators.

INTELLECTUAL PROPERTY

          MIH Limited relies on a combination of patents, licensing arrangements, trade names, trademarks, copyrights and proprietary technology to protect its intellectual property rights. MIH Limited or its subsidiaries own, or have been assigned or licensed the rights to, several patents and have several patent applications in various jurisdictions relating to their proprietary technology. In addition, MIH Limited or its subsidiaries currently have numerous trademarks (pending and registered) in countries where they conduct business or could potentially conduct business in the future. Some of MIH Limited's major trademarks include the names and logos of DStv, M-Net, SuperSport, MultiChoice, M-Web and Irdeto Access. In respect of the Internet, a number of domain registrations have been secured. MIH Limited believes it has taken appropriate available legal steps to protect its intellectual property in the relevant jurisdictions.

          MIH Limited may file additional patent and trademark applications in the future, although there can be no assurance that MIH Limited will be successful in obtaining patents or trademark registrations based upon these applications. MIH Limited intends to vigorously protect its intellectual property rights. It may be possible, however, for a third party to copy or otherwise obtain and use its technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which MIH Limited sells its products and services do not protect MIH Limited's intellectual property rights to the same extent as do the laws of the United States.

REGULATION

          MIH Limited is subject to laws which regulate its business practices in the different jurisdictions in which it operates. The following discussion focuses on South Africa, Greece, Thailand and China, the principal countries in which MIH Limited conducts its operations.

SOUTH AFRICA

REGULATION OF ANTI-COMPETITIVE PRACTICES IN SOUTH AFRICA

          The Competition Act 1998 regulates anti-competitive practices in South Africa. The Competition Act also places emphasis on ensuring that opportunity exists for historically disadvantaged persons to participate in the South African economy.

          The Competition Act created a Competition Commission, a Competition Tribunal (which has the status of a High Court) and a Competition Appeal Court. The prohibitions against restrictive horizontal practices, restrictive vertical practices and the abuse of positions of dominance are the main prohibitions in the Competition Act likely to affect MIH Limited.

          In relation to restrictive horizontal practices, any agreement or concerted practice between firms or any decision by an association of firms in a horizontal relationship is prohibited if it involves the direct or indirect fixing of prices or trading conditions, the division of markets by allocating consumers, suppliers, territories or specific types of goods or services or collusive tendering. In addition, any agreement, concerted practice or decision between parties in a horizontal relationship is prohibited if it has the effect of substantially preventing or lessening competition in a market, unless a party to the agreement, concerted practice or decision can prove that any technological, efficiency or other pro-competitive gain resulting from such agreement, practice or decision outweighs its anti-competitive effect. In addition, minimum resale pricing is specifically prohibited between parties in a vertical relationship.

          The Competition Act provisions may be enforced by:

          o    injunctions in respect of contraventions of the Competition Act;

          o orders against third parties to remedy anti-competitive activity;

          o    the imposition of significant administrative fines;

          o    orders for divestment of assets or businesses; and

          o claims for damages by persons injured by a contravention of the Competition Act.

          The impact of the Competition Act on MIH Limited is difficult to predict, although it may make completing acquisitions in South Africa significantly more difficult and in many cases not feasible for MIH Limited. In addition, MIH Limited expects the Competition Commission to increase its focus on media businesses and potentially to take actions designed to introduce new entrants into MIH Limited's markets and to cause existing operators to lower prices. MIH Limited cannot predict the likely impact that any such action by the Competition Commission could have on the operation of its businesses, but the impact could be material.

ELECTRONIC MEDIA REGULATION IN SOUTH AFRICA

          The Independent Broadcasting Authority Act, 1993 regulates both the transmission of broadcasting signals, as well as the content of broadcasting, including local content requirements. In 1999, the Broadcasting Act was enacted, among other things, to amend certain provisions of the Independent Broadcasting Authority Act and to provide for classes of broadcasting activities, including satellite broadcasting services. The following year, the Independent Communications Authority of South Africa Act, 2000 was enacted by Parliament. In terms of this Act, the Independent Broadcasting Authority merged with the telecommunications regulator (SATRA) to form a combined regulator -- the Independent Communications Authority of South Africa (ICASA), which now regulates broadcasting under the Independent Broadcasting Authority Act and Broadcasting Act and telecommunications under the Telecommunications Act, 1996, or the "Telecomms Act".

          The Independent Broadcasting Authority Act stipulates that no person may provide a broadcasting service except under and in accordance with a broadcasting license issued by ICASA under chapter VI of that Act. Nevertheless, any person who immediately prior to March 30, 1994 provided a private broadcasting service was deemed to be the holder of a broadcasting license for a period of six to eight years, depending on the circumstances. While the Independent Broadcasting Authority Act's definition of "broadcasting signal distribution" is limited by the exclusion of signals transmitted outside the broadcasting services frequency bands (which excludes satellite signal distribution); the same is not true of the definition of broadcasting services.

          The Broadcasting Act divides broadcasting licenses into a number of categories, including satellite-subscription and terrestrial-subscription services. The Broadcasting Act specifically envisages the provision of satellite television services. This Act provides that a person may not provide a broadcasting service without a broadcasting license issued by ICASA. Nevertheless, the Broadcasting Act specifically provides that a broadcasting service which existed at the date of the commencement of the Act (i.e. June 30, 1999) is, on application for a broadcasting license in respect of that service, deemed to have the necessary permission to continue its activities until such time as ICASA decides on that application. In addition, each channel provided in a multi-channel environment must be authorized by ICASA. Any channel provided by a broadcasting service on June 30, 1999 is specifically deemed to have the necessary permission to continue its activities, unless ICASA "decides anything to the contrary".

          In 2000, ICASA began a review of the local content quotas applicable to all broadcasting services. The new local content regulations were published in 2002 and provide for an increase in the annual percentage of South African content between 5 a.m. and 11 p.m. from 6% to 8%. In addition, in open-time from 5 p.m. to 7 p.m. a weekly average of 35% of programming must be local content. The increase in the local content requirement is unlikely to impact M-Net significantly because such additional local content is expected to be sourced by M-Net from its existing local content channels. M-Net's broadcasting license was renewed on June 1, 2002. The new license expires on March 31, 2010, when it again will have to be renewed. The IBA Act provides that ICASA may only refuse an application for renewal if the licensee has failed to materially comply with its license conditions or the provisions of the Act or if ICASA is satisfied that the applicant will not so comply after renewal. In addition, the Act provides that, if an application for renewal is made in good time, a broadcasting license continues in force until ICASA has decided on such application. M-Net's current license provides that during certain times of the day it may broadcast programs on its M-Net Channel without using encryption technology, thereby allowing those without set-top boxes to view such unencoded programming. However, ICASA may in the future amend M-Net's license to remove or reduce the open window during which M-Net may broadcast an unencoded signal on its M-Net Channel.

          ICASA may impose empowerment equity requirements as a condition to renewing M-Net's license in the future. A condition included in M-Net's recently renewed license encourages M-Net to include persons from previously disadvantaged groups in its ownership and control structure and requires M-Net's management and staff to be representative of South African society. During M-Net's most recent license hearing, ICASA noted that M-Net had not complied with this requirement. M-Net gave assurances to ICASA during these hearings that it will put recruitment policies in place that will assure compliance in the future.

          The Broadcasting Act does not yet contain a proper framework for the licensing of satellite entities such as MultiChoice Africa. In November 1998, prior to the Broadcasting Act coming into effect, MultiChoice Africa submitted a brief application for a license and authorization of the channels that it broadcast at the time. Due to the fact that the Broadcasting Act had not yet been signed into law, the Independent Broadcasting Authority, the regulator at that time, stated that it would keep the application until the appropriate time. As a result, MultiChoice Africa does not hold a license. MIH Limited believes it is unlikely that MultiChoice Africa would be denied a license or be penalized for not having a license. Moreover, it is impossible to predict the cost or the terms of a license at this time. The terms of any future license could require MultiChoice Africa to give up exclusivity, add local content or issue equity to empowerment groups.

          The Independent Broadcasting Authority Act prohibits one or more foreign persons from, directly or indirectly, exercising control (as defined) over, or having an interest in excess of 25% in, a commercial broadcasting licensee. In addition, no person may, directly or indirectly, exercise control over more than one commercial television broadcasting license.

          The Broadcasting Act provides that subscription broadcasting services may not acquire exclusive rights for the broadcast of national sporting events identified by ICASA in consultation with the Ministers of Communications and Sport. The events must be identified in accordance with regulations issued by ICASA following a public process. ICASA published a discussion paper on this issue during August 2002 and a ruling is expected by March 2003. Any loss of sports programming exclusivity by SuperSport could adversely affect MIH Limited's competitive position in the South African pay-television market.

          In terms of the Telecomms Act, the provider of a value-added network service (defined as a telecommunication service provider to one or more customers concurrently, during which value is added for the benefit of customers), is required to hold a license to provide such service. This includes Internet service providers. In terms of the Act, a value-added network service may not be used for the carriage of voice and may only be provided by means of facilities provided by Telkom SA, the fixed line operator owned by the state or the second network operator, the licensing process of which is currently underway. The licensing process for the second operator has proven time consuming and there is currently no reliable indication of when this licensing process will be completed. A private telecommunication network, which is defined in the Telecomms Act as a telecommunications network "for purposes principally and integrally related" to a person's own operations, only requires a license if it is interconnected to the telecommunications system of Telkom or of another public switched telecommunication service operator. In addition, the Act contains a prohibition on the carriage of voice by value-added network service operators, until a date determined by the Minister of Communications.

          M-Web Holdings, as an Internet service provider, is required to hold a value-added network service license under the Telecomms Act. Nevertheless,
Section 40(1)(b) of the Telecomms Act provides that any person who, immediately prior to May 20, 1996, provided a value-added network services in terms of certain agreements, is deemed to be a holder of a license to provide such service, provided that such person applies to the Authority within six months or such extended period as the Authority may allow, for a license in terms of the Act. In addition, this section of the Telecomms Act provides that the Authority must grant the application and issue a license to such person. Accordingly, M-Web Holdings is deemed to hold a value-added network service license under this provision and will be required to apply when the regulations are published. ICASA has confirmed that they will notify all affected parties of a three month period within which value-added network service and private telecommunication network licensees have to re-apply to ICASA for licenses.

          Recent amendments to the Telecomms Act provide for ICASA to grant a multimedia service license to Sentech Limited (a parastatal). A multimedia service is defined broadly as a telecommunication service that "integrates and synchronizes various forms of media to communicate information or content in an interactive format," including Internet through television, pay-per-view, video on demand, electronic transactions, text, data, graphics, animation, audio and video content. Sentech could thus become a competitor to MultiChoice Africa.

          The Interception and Monitoring Bill is currently before Parliament's Portfolio Committee on Justice and Constitutional Development. M-Web Holdings is currently lobbying the Committee to amend the legislation to remove the requirement that ISPs are required to purchase monitoring equipment at their own cost, which will be costly.

          ICASA and the Competition Commission have concurrent jurisdiction over the investigation, evaluation and analysis of mergers, acquisition transactions and complaints involving telecommunications and broadcasting matters, and have published a draft agreement to establish the manner in which they will cooperate.

          The Electronic Communications and Transactions Act has recently been passed by the National Assembly and the National Council of Provinces and has been signed by the President. This Act is intended, amongst other things, to facilitate and regulate electronic communications and transactions and e-commerce. The Act's effects include, but are not limited to:

          o providing for the recognition of electronic records, data messages and electronic signatures, the admissibility of data messages as evidence and facilitation of electronic contracting;

          o requiring the registration of cryptography providers, which would appear to include any provider of encryption services and products, such as MultiChoice Africa and possibly M-Web Holdings;

          o providing for the voluntary registration of authentication service providers, which would include products relating to electronic signatories and digital certificates, and may have an impact on M-Web Holdings;

          o providing for consumer protection in relation to electronic transactions, including providing certain information and ensuring payment systems are secure;

          o establishing voluntary personal data protection provisions and the requirement for registration of critical databases;

          o establishing a .za Internet domain name authority by the Minister of Communications;

          o providing for the limitation of liability of service providers, including Internet service providers, in certain circumstances; and

          o providing for "cyber inspectors", with powers, amongst other things, to monitor and inspect web sites or information systems and to investigate the activities of cryptography service providers. The cyber inspectors will have fairly extensive powers of search and seizure.

          The Media Development and Diversity Agency Act, 2002 establishes an agency which, amongst other things, aims to support media development and diversity projects. Depending on the content of future regulations under this Act, participants in the media industry will make agreed compulsory contributions for this purpose. MultiChoice Africa, M-Net and SuperSport have agreed to collectively contribute up to Rand 1.2 million per year for the next five years. The agency may propose diversity, national distribution and other requirements which could have an adverse effect on MIH Limited.

GREECE

REGULATION OF PAY-TELEVISION IN GREECE

          OVERVIEW. The regulatory framework governing the establishment and operation of free-to-air television stations in Greece is provided by Law 2328/95 on the "Legal Status of Private Television and Local Radio, Regulation of Several Issues related to the Radio Television Market and Other Provisions" (the "Free-to-Air Law") and by Law 2863/2000 "National Radio and Television Council and other Authorities and Bodies of the Audiovisual Services Sector" (the "RTC Law"). The pay-television regulatory framework is governed by Law 2644/98 on "The provision of pay-television and radio services and other provisions", which regulates the issue of pay-television licenses (via satellite, terrestrial relays or cable) by the use of analog or digital methods of transmission (the "Pay-Television Law"). Prior to the enactment of the Pay-Television Law, pay-television was regulated by the Free-to-Air Law, some provisions of which survive, as described below.

          THE FREE-TO-AIR LAW. Before the enactment of the Pay-Television Law, the Free-to-Air Law granted Greek Radio Television SA, the state-owned broadcasting entity, the exclusive right to broadcast encrypted television signals in Greece. Greek Radio Television was permitted to further assign such rights to third parties. Based on this legislation, NetMed Hellas entered into an agreement with Greek Radio Television on October 15, 1994, pursuant to which NetMed Hellas' encrypted service is transmitted on frequencies allocated by Greek Radio Television. This agreement has been approved by a joint decision of the Minister of Press and Mass Media and the Minister of Finance and ratified by Law 2328/95. The October 1994 agreement was extended and supplemented by a further agreement dated December 29, 1995, which relates to the transmission of a second encrypted service on frequencies allocated by Greek Radio Television and was also approved by a joint ministerial decision. These agreements require NetMed Hellas to pay certain fees to Greek Radio and Television equal to 6.5% of subscription fees payable by subscribers who subscribe to only one service and 5.0% of subscription fees payable by subscribers who subscribe to both services. NetMed Hellas is required to provide a bank guarantee in an amount of approximately Euro 2.9 million each year to secure these payments.

          While the cooperation agreements between NetMed Hellas and Greek Radio Television are in force, regulations concerning the share capital composition of free-to-air television companies are not applicable to NetMed Hellas, which, instead is subject to the terms of the aforementioned agreements. The regulations under the cooperation agreements ensure that NetMed NV and NetMed Hellas (or any other company which has the control of the group of companies to which NetMed Hellas belongs) shall be liable to Greek Radio Television for the fulfillment of the obligations of NetMed Hellas in accordance with the cooperation agreements. Additionally, NetMed Hellas must obtain Greek Radio Television's approval to transfer a majority of its shares and must notify Greek Radio Television to transfer any shares which are less than a majority of its shares. Greek Radio Television also has the right to be provided with detailed information if new shareholders enter or new share capital is invested into NetMed Hellas. These provisions are applicable for the entire term of the agreements.

          PAY-TELEVISION LAW. Under the pay-television law and the RTC law, the rights to provide pay-television through terrestrial, satellite or cable broadcast can be secured either by obtaining a license directly from the RTC or by signing a cooperation agreement with any holder of a license. The existing agreements between NetMed Hellas and Greek Radio Television have been extended until the licenses for the provision of terrestrial pay-television services have been granted in accordance with the pay-television law and the RTC law. The Minister of Press announced the frequencies to be used for providing terrestrial pay-television services and MultiChoice Hellas submitted an application for such license on February 1, 2000, and again in November 2001, after the first licensing procedure was cancelled. On July 17, 2002, the Minister of Press cancelled the second licensing procedure due to incompatibilities in the media laws arising out of subsequent amendments to the Greek Constitution. The cancellation of the second licensing procedure has necessitated a further extension of the agreement between NetMed Hellas and Greek Radio Television, which is in the process of being finalized. Should terrestrial licenses be granted in the future, NetMed Hellas could elect to cooperate with a license holder instead of seeking a license directly. Under the pay-television law and the RTC Law, no single shareholder of a company having a terrestrial license may hold more than 40% of the share capital of such company.

          A 15-year digital transmission license for the provision of pay-television and radio services via satellite was granted to MultiChoice Hellas on July 15, 1999. On December 20, 1999, MultiChoice Hellas and the Greek government completed the concession agreement required by the terms of the digital transmission license.

          Synergistic Network Development S.A. acquired a ten-year telecommunications license in November 1999 to uplink data and video from Greece. Synergistic Network Development is a wholly-owned subsidiary of NetMed.

          EU REGULATION. The EU Broadcasting Without Frontiers Directive of October 3, 1989, as amended by EC Directive 97/36 of June 30, 1997, established the basic principles for the regulation of broadcasting activity in the EU. In essence, it provides that each EU broadcasting service should be regulated by the authorities of one member state and that certain minimum standards should be required by each member state of all broadcasting services regulated by that state's authorities. Currently, the directive requires member states to ensure, "where practicable and by appropriate means," that the broadcasters reserve "a majority proportion of their transmission time" for programs produced in Europe. In applying this rule, broadcast time for news, games, advertisements, sports events, infomercials and teletext services are excluded. The directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster's informational, educational, cultural and entertainment responsibilities to the viewing public.

THAILAND

REGULATION OF TELECOMMUNICATIONS AND PAY-TELEVISION IN THAILAND

          OVERVIEW. The Thai Constitution, which came into force in 1997, laid the framework for a new telecommunications and broadcast regulatory regime in Thailand. The cornerstone of the new regime is the establishment of two independent regulators, the National Telecommunications Commission, or "NTC", and the National Broadcasting Commission, or "NBC". NTC regulates the telecommunications industry while NBC regulates the broadcast media industry. Since the Constitution was passed, a committee was set up by the Thai Government to draft the laws in relation to telecommunications and broadcasting in Thailand in accordance with Article 40 of the Constitution.

          The two main pieces of legislation that currently govern the telecommunications business are the Act on Organisation For Allocating Spectrum and Radio and Television Broadcasting Supervision and Telecommunication Businesses, or the "Frequency Allocation Act", which came into force on March 8, 2000, and the Telecommunications Business Act, which came into force on November 17, 2001. The Telecommunications Business Act and the Frequency Allocation Act are intended to play a key part in the legal reform of the Thai telecommunications market in preparation for its complete liberalization by the year 2006, in accordance with the World Trade Organization's liberalization requirements.

          Although the Telecommunications Business Act was passed in 2001, the Broadcasting Business Bill remains under consideration by the Council of State. The Broadcasting Business Bill was to be enacted no later than October 11, 2000, three years from the date of the promulgation of the Constitution.

         TELECOMMUNICATIONS. The Telecommunications Business Act empowers NTC to impose conditions and requirements on the issuance of licenses, such as qualification of applicants, scope of services, term of licenses and universal service obligations. Although the appointment of NTC has been delayed due to concerns about the impartiality of the proposed members of NTC, the government has continued to move forward with other supporting legislation.

          In the past, foreign ownership in a telecommunications company was limited to 49%. The Telecommunications Business Act decreases the permitted foreign shareholding to 25% for certain types of telecommunications operators. This has raised a concern in the industry, as this restriction will limit investment by foreign telecommunication companies. As NTC is not yet established and no conditions or requirements have yet been put in place, it is unclear whether existing operators who elect to continue to do business under the old concession will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. Operators providing telecommunications services under the Telecommunications Business Act are subject to the Trade Competition Act, 1999, as well as NTC regulations governing subsidy, abuse of market power, fair competition and consumer protection.

          A new draft Telecommunication Business Act (No.2) has been submitted to the Cabinet for approval. The new draft increases foreign shareholding restrictions from 25% to 49% of the total shares. The Cabinet approved the draft Telecommunication Business Act (No. 2), as proposed by the Ministry of Transport and Communications, on May 14, 2002. The draft will be sent to the Council of State and then the Parliament for approval. There can be no assurances that the draft legislation will be adopted. UBC cannot predict how this draft legislation will affect its ownership structure in the future.

          BROADCASTING. Television broadcasting in Thailand commenced on June 24, 1955 following the enactment of the Thai Radio and Television Broadcasting Act of BE 2498 (AD 1955), or "RTB Act". In 1977, the Mass Communication Organisation of Thailand, or "MCOT", was established to operate mass media businesses on behalf of the Thai government. As a consequence of developments in technology, the RTB Act was amended in 1987 to allow television broadcasts to be made to the public through cable and electronic means.

          Broadcast media in Thailand has been mainly controlled by the Public Relations Department of Thailand, or "PRD", and MCOT, and operated by a number of private sector companies which entered into agreements with PRD and MCOT. Both the RTB Act and the MCOT decree separately empower PRD and MCOT to provide broadcasting services. PRD and MCOT have entered into joint venture agreements with the private sector to operate radio and television broadcasting stations.

          Since January 13, 1994, pursuant to the ministerial regulation dated October 13, 1993, companies in the private sector have had the right to apply, in the case of transmissions within Bangkok, to PRD and, in the case of transmissions outside Bangkok, to the PRD or the Regional Public Relations Centre, for a license to supply cable television. Applications for licenses are considered by a committee appointed by the Prime Minister. Licenses, on the basis of the regulations, permit the supply of television through fiber optic or electric cable, but not through other means, including wireless transmission, such as microwave signal, as currently utilized by UBC.

          UBC and UBC Cable obtained a license from PRD to utilize certain frequencies and concessions from MCOT to operate pay-television businesses. On April 17, 1989, MCOT and UBC entered a joint venture agreement for the provision of subscription television service, which was subsequently amended on May 19, 1994 and April 17, 1998. Under the agreement and related concession, UBC is permitted to operate subscription television on behalf of MCOT until September 30, 2014. In addition, UBC is entitled to provide subscription television pursuant to the UBC concession to all of Thailand using a satellite to provide direct-to-home service, cable in the provincial areas and MMDS, as permitted by PRD. UBC also is entitled to use a satellite to provide service to hubs in provincial areas and then, through local cable networks, on to subscribers. In exchange, UBC pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business each year during the period of the UBC concession as consideration for the agreement, subject to a minimum amount per annum. Subscription fees or other subscriber charges and the form of contracts with subscribers must be submitted to MCOT for prior clearance.

          On November 12, 1993, MCOT and Telecom Asia entered into a memorandum of agreement for a joint venture for the provision of cable television services. Pursuant to its terms, Telecom Asia agreed to set up a public company to operate a cable television business. On June 6, 1994, MCOT and UBC Cable entered into a contract for the joint operation of subscription television services. Pursuant to the agreement, UBC Cable is permitted to operate subscription television on behalf of MCOT until December 31, 2019 and provide subscription television in Bangkok and elsewhere. In exchange, UBC Cable pays MCOT 6.5% of the gross revenue derived from the operation of the subscription television business each year during the period of the concession as consideration for the agreement, subject to a minimum amount per annum.

          MCOT and the National Broadcasting Commission of the Prime Minister's office regulate the programming content on UBC's channels, primarily monitoring what they deem to be excessive nudity, sexual content and violence. MCOT also monitors what it considers to be disparaging content aimed at Buddhism and the Royal Family in Thailand. MCOT generally sends written warnings to broadcasting entities when it believes that offensive content has been aired. The board of directors of UBC believes that MCOT's regulation of UBC's programming content is minimal and to date UBC has rarely received such written warnings.

          On February 16, 1998, UBC entered into various agreements for the acquisition of a 97.85% shareholding in UBC Cable from Telecom Holding Public Company Limited, or Telecom Holding. Effective on May 4, 1998, UBC combined its operations with the analog cable television business of UTV Cable, an entity formerly owned by Telecom Holding. In connection with the combination, UBC purchased a 97.9% shareholding in UBC Cable from Telecom Holding. Meanwhile, Telecom Holding acquired a 49.5% shareholding in UBC in order to consolidate the position of both UBC and UBC Cable in the Thai market and to rationalize the cost of providing a pay-TV service to subscribers in Thailand.

          The new regulatory regime described above will change the broadcast media industry to a license-based system. The Frequency Allocation Act and the Broadcasting Business Bill provide that NBC will be responsible for setting national broadcast media master plans, allocating frequencies relating to broadcasting, granting licenses to carry on broadcasting business and governing interconnection. NBC will take over the regulatory functions of PRD and MCOT, including the regulation and frequency management of PRD under the RTB Act.

          Under the Broadcasting Business Bill, NBC will be responsible for issuing licenses for the provision of broadcasting services. There will be three categories of licenses: state, commercial and community license. The Broadcasting Business Bill empowers NBC to impose conditions and requirements on the issuance of licenses, such as qualification of applicants, scope of services, term of licenses and contribution to funds.

          The Frequency Allocation Act provides that licenses to use frequencies and licenses to operate broadcast businesses are not transferable. In addition, licensees shall use frequencies by themselves unless otherwise permitted by NBC. The Frequency Allocation Act also provides that the parties to concession agreements will be subject to the regulations to be implemented by NBC. Once implemented, such regulations will apply to UBC, as it is a party to the concession agreements described above. The Constitution provides that any new laws enacted under Section 40 will not affect any license, concession or contract valid on the date such law comes into force until the expiration of such license, concession, or contract. In accordance with this provision, the Broadcasting Business Bill contains transitory provisions that allow licenses under existing concessions to continue in operation until the expiration of the concession. Therefore, the establishment of NBC is not expected to adversely affect UBC's right to operate its existing pay-television business, as provisions in the Constitution, the Frequency Allocation Act and the current draft of the Broadcasting Business Bill clearly state that the contract is still valid until the expiration of the contract. However, any changes in the current regulatory regime in these areas by NBC may increase the regulatory burden and cause UBC to incur additional compliance costs. As the Broadcasting Business Bill has not been passed, and NBC has not been formally appointed, it is unclear what the regulatory burdens will be.

          The Frequency Allocation Act also provides that until the enactment of the Broadcasting Business Bill and the formal appointment of NBC, PRD and MCOT remain as the regulatory bodies responsible for broadcasting.

          The limit on foreign ownership is determined by the laws enacted under the Constitution. The Ministerial Regulation No. 13 issued under the RTB Act requires at least 50% Thai ownership. The current draft of the Broadcasting Business Bill sets the permitted foreign ownership to 25% of the total shares. It is unclear whether existing operators (in this case, UBC and UBC Cable) which continue to do business under the old concession and contract will be able to retain foreign ownership of up to 49% until such time as they migrate to the new regime. As of June 30, 2002, 48.4% of UBC's shares were held by foreign investors. The current draft of the Broadcasting Business Bill also imposes a 15% single shareholder limit and requires that 75% of the directors of a licensed telecommunications operator be Thai nationals.

          However, the current draft of the Broadcasting Business Bill has been strongly opposed by the Radio and Broadcasting Professional Federation and the media industry, including UBC. Both the foreign shareholding and single shareholder limit in the current draft are being reviewed and recommendations for changes to the draft are being made by industry participants. The Council of State held a public hearing to consult with the media industry on July 21, 2002 and will hold meetings to gather comments before submitting the Broadcasting Business Bill to the Cabinet. There can be no assurances that the Broadcasting Business Bill will be adopted in the current form.

          As NBC has not yet been appointed, the existing regulations under the RTB Act are enforceable to the extent that such regulations are not contrary to the Frequency Allocation Act.

          Operators providing broadcasting services under the Broadcasting Business Bill are subject to the Trade Competition Act, as well as NBC regulations governing abuse of market power, fair competition and consumer protection, once such regulations are enacted.

          ADVERTISING. At present, the government of Thailand does not allow advertising over pay-television. The government does, however, permit advertising by free-to-air television. The concessions, which UBC and UBC Cable received from MCOT, also prohibit UBC from commercial advertising. However, as pay-television in Thailand expands from purely local content to include premium international programming, the cost of providing such services has risen significantly. With respect to content concerns, in UBC's request to the Thai regulators to permit UBC to carry advertising, UBC compared Thailand to other countries in the region with less restrictive pay-television advertising policies. The policies in these countries were actually less restrictive with advertising on pay-television than with free-to-air television, on the theory that foreign advertising can reach the entire television population on free-to-air television, while pay-television subscribers have the option of terminating their services.

REGULATION OF ANTI-COMPETITIVE PRACTICES IN THAILAND

          The Trade Competition Act, which came into effect on April 30, 1999, replaced the Price Fixing and Anti-Monopoly Act 1979 and attempts to find a new balance between encouraging the efficiency of monopolies, while at the same time ensuring there are sufficient checks to prevent unfair trade and competition. Under the Competition Act, the regulators have shifted their attention from controlling prices to controlling operator practices. Generally, all restrictive trade practices which create or may create a monopoly or reduce competition in the trade of goods and services are prohibited under the Competition Act. The Act does, however, permit certain practices which have the appropriate approval from the Trade Competition Committee. The Competition Act addresses specific anti-competitive activities such as (i) an abuse of dominant position; (ii) mergers and acquisitions; (iii) restrictive trade practices jointly undertaken by two or more operators; (iv) restrictive trade practices undertaken with an overseas business operator; and (v) other restrictive practices. Contravention of the Competition Act carries penalties including the imposition of restrictions and compulsory restructuring.

          The Competition Act requires companies that had acted in a monopolistic manner or in a manner which, in relation to certain specific activities, reduced or eliminated competition, to submit a request to the Trade Competition Commission for the approval of such action. Requests relating to actions prior to April 30, 1999 were required to be submitted by July 28, 1999. The board of directors of UBC believed that the activities of UBC did not fall within the ambit of the Competition Act and, accordingly, that UBC was not required to submit such request.

          On September 4, 2000, the Trade Competition Commission ruled that the acquisition of UBC Cable in 1998 by UBC and the increase of UBC's subscription fee by 23% following the acquisition did not violate the Competition Act. The Commission concluded that there was legitimate ground for UBC to increase its subscription fees as it was having financial difficulties and the operation of UBC and UBC Cable was considered to be the same unit.

CHINA

REGULATION OF THE INTERNET IN CHINA

          OVERVIEW. At present, the operation of telecommunications businesses, including Internet-related businesses, in the People's Republic of China is subject to extensive regulation by the government. The Ministry of Information Industry is the primary regulator of Internet businesses, with other government authorities also participating in the regulation of foreign investment, advertising, security, encryption and content.

          INTERNET ACCESS AND INFORMATION SERVICES. Both Internet access and Internet information services in China are governed by the Telecommunications Regulations. The Catalog of Classes of Telecommunications Businesses provides that Internet access and Internet information services are value-added telecommunications businesses. Internet access services can be operated by any purely domestic Chinese company, regardless of whether such company is State-owned, as long as such company has received a permit from the Ministry of Information Industry or its relevant local counterpart.

          Internet information service provider is defined by the Administrative Measures on Internet Information Services as an entity that engages in "providing information to online users through the Internet." Internet information service providers who are compensated for their services are required to obtain a permit from the relevant local counterpart of the Ministry of Information Industry. Those who provide such services without compensation are required to file with the appropriate governmental authority; "without compensation" has been narrowly interpreted by officials to apply only to not-for-profit governmental or charitable organizations.

          The Administrative Measures on Internet Information Services also sets forth a list of prohibited types of content. Internet information service providers are required to monitor their websites, including chat rooms and electronic bulletin boards, for prohibited content and remove any such content that they discover on their websites. Some of the specific types of prohibited content are vague and subject to interpretation and, therefore, the potential liability of Internet information service providers is unclear.

          Internet information service providers are subject to an array of other regulations with respect to types of content and services, for which providers must obtain approval from various agencies. In particular, in June 2002 the State Press and Publication Administration and the Ministry of Information Industry issued the Interim Regulations on Internet Publishing. The interim regulations require that all entities engaging in Internet publishing be approved by the State Press and Publication Administration. Internet publishing is broadly defined in the interim regulations. However, it is unclear at this stage whether all Internet information service providers will require approval from the State Press and Publication Administration. As new regulations about specific types of content are still being issued, certain types of content for which approval is not now required may require approval in the future. In addition, because of the lack of specificity in some of these regulations, it is not always clear if the activity engaged in by a specific Internet information service provider actually requires approval.

          FOREIGN INVESTMENT. Upon the People's Republic of China's accession to the World Trade Organization on December 11, 2001, and due to commitments made in connection with its accession, foreign investment in telecommunications businesses was permitted. Foreign investment is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises and restrictions that comply with the commitments made are set forth in the Foreign Investment Industrial Guidance Catalogue issued by the State Development Planning Commission and the Ministry of Foreign Trade and Economic Cooperation on March 11, 2002. Accordingly, foreign investment in companies providing value-added telecommunications services is permitted upon accession subject to a 30% limit on foreign equity ownership and a geographic limitation of services to the cities of Beijing, Shanghai and Guangzhou. In the second year after accession, foreign investment in value-added telecommunications services will be increased to 49% equity ownership and the geographical scope will be extended to 17 cities. Two years after accession, foreign investors may own up to 50% of a value-added telecommunications services' equity, and all geographic restrictions will be lifted.

          The Administration of Foreign-Invested Telecommunications Enterprises set forth the minimum capital requirements and approval procedures for establishing a foreign-invested telecommunications enterprise. A foreign-invested telecommunications enterprise providing value-added telecommunications services in more than one province must have a registered capital of at least Renminbi Yuan ("Rmb") 10 million, and its establishment must be approved by the Ministry of Information Industry. If a foreign-invested telecommunications enterprise provides value-added telecommunications services only within one province, the minimum registered capital is Rmb 1 million, and approval is required by the relevant local counterpart of the Ministry of Information Industry. It is unclear whether Internet information service providers, whose services can be accessed from anywhere, will be subject to the requirements for foreign-invested telecommunications enterprises operating in more than one province or only if their offices, services and/or other facilities are located in more than one province. In addition to approval by the Ministry of Information Industry or its relevant local counterpart, the establishment of a foreign-invested telecommunications enterprise must be approved by the Ministry of Foreign Trade and Economic Cooperation or its relevant local counterpart.

          All value-added telecommunication service providers, whether foreign-invested telecommunication enterprises or domestic companies, must obtain an operating permit from the Ministry of Information Industry or its relevant local counterpart.

4.C.   ORGANIZATIONAL STRUCTURE

OVERVIEW

          MIH Limited was incorporated in the British Virgin Islands on July 26, 1991 and conducts its businesses through subsidiaries and joint ventures. MIH Holdings, which is quoted on the JSE Securities Exchange South Africa under the symbol "MHH" owns, through MIH (BVI) Limited, shares representing 54.42% of the economic interest and 75.34% of the voting interest in MIH Limited. MIH Investments (Pty) Limited owns approximately 64.7% of the voting stock of MIH Holdings. Naspers directly owns shares representing 3.54% of the economic interest and 1.63% of the voting interest in MIH Limited. A list of MIH Limited's subsidiaries is included as Exhibit 8.1 to this annual report.

SUBSIDIARIES AND JOINT VENTURES

PAY-TELEVISION

          In many of MIH Limited's markets, its pay-television businesses utilize similar corporate structures. These structures generally include a content management company that provides the content for the pay-television operation, a subscription management business and a service transmission and distribution business. In each region, these companies may have local partners.

          AFRICA AND EGYPT. The African business is operated through MultiChoice Africa (Proprietary) Limited, an indirect wholly-owned subsidiary of MIH Limited. MultiChoice Africa provides television and subscriber management services in South Africa and more than 48 other countries throughout Africa and the adjacent Indian Ocean islands. MultiChoice Africa has ownership interests through its wholly-owned subsidiary, MultiChoice Africa Limited, in subsidiaries and joint ventures operating in Kenya, Ghana, Uganda, Nigeria, Tanzania, Zambia, Namibia and Botswana. In Africa, MIH Limited considers several factors when determining the countries within which to establish joint venture investments, including comparative political stability, a free market economy, adequate infrastructure, a favourable foreign exchange system, a suitable local partner and sufficient management control. In many other African nations, MultiChoice Africa operates through agents or franchisees. The agents and franchisees conduct marketing and advertising activities to build MultiChoice Africa's subscriber base and collect subscription revenues on behalf of MultiChoice Africa. They retain a minor portion of the subscription revenues they collect as compensation for their services and remit the balance to MultiChoice Africa.

          In Egypt, as of March 31, 2002, MultiChoice Africa owned 10% of Cable Network Egypt (CNE) and 16.5% of Nile Communications Networks. MultiChoice Egypt, another business conducted in Egypt by MIH Limited, is being liquidated and the remaining assets of MultiChoice Egypt have been sold to CNE in consideration for shares in CNE being issued to MultiChoice Africa. This has increased MultiChoice Africa's ownership of CNE to 16.5%. During January 2002, MIH Limited disposed of its 45% interest in MultiChoice Middle East Inc.

          MEDITERRANEAN. MIH Limited offers terrestrial analog and digital pay-television services in Greece and a terrestrial analog service in Cyprus through its subsidiary NetMed NV. MIH Limited owns 84.7% of NetMed. Global Capital Investors II LP, an investment fund managed by Global Finance SA, owns 10.5% of NetMed and Antenna Pay-TV Limited, a subsidiary of Antenna SA, owns 4.8% of NetMed. On July 26, 2002, MIH Limited (through its subsidiary Myriad International Holdings BV) and Fidelity Management S.A. agreed that Fidelity would acquire a 22% interest in NetMed for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. The completion of this transaction was subject to the approval of the Greek Competition Committee. Myriad, Fidelity and NetMed did not receive the required approval from the Greek Competition Committee within the applicable period and MIH Limited accordingly believes that the subscription and sale agreements have ceased to have effect. The consequences, including litigation with Fidelity or Alpha Digital, likely to result from these developments are uncertain.

          Changes in the Greek regulatory environment may lead to a change in the ownership structure of MIH Limited's Greek subsidiaries and joint ventures, and MIH Limited is currently reviewing several alternatives. In addition, MIH Limited periodically evaluates various proposals regarding MIH Limited's ownership of NetMed. However, MIH Limited expects to continue to own a majority of NetMed for the foreseeable future.

          NetMed manages its pay-television business through the following operating subsidiaries:

          o MultiChoice Hellas SA and MultiChoice Cyprus Limited manage the subscriber base and market and sell pay-television services in Greece and Cyprus, respectively. NetMed, through Myriad Development B.V., owns 40% of MultiChoice Hellas. The remaining shares of MultiChoice Hellas are held as to 18% by Lumiere Television Limited, 40% by Teletypos S.A. and 2% by SunSpot Leisure Ltd. MIH Limited owns 57% of MultiChoice Cyprus Holdings Ltd, which in turn owns 62% of MultiChoice Cyprus. MultiChoice Cyprus is listed on the Cypriot Stock Exchange and the MultiChoice Cyprus shares not owned indirectly by MIH Limited are publicly held. Lumiere Television owns the remaining 43% of MultiChoice Cyprus Holdings.

          o NetMed owns 70% and Myriad Development BV owns 30% of NetMed Hellas. NetMed Hellas operates the FilmNet and SuperSport pay-television channels in Greece and provides programming to Lumiere Television and Alfa TV in Cyprus.

          o Synergistic Network Development S.A. is 100.0% owned by NetMed and is responsible for signal transmission and distribution.

          NetMed also has a 15% interest in AEK PAE, a Greek football club.

          THAILAND. MIH Limited has a joint venture interest in UBC, the leading pay-television provider in Thailand. Through a series of transactions beginning in 1997, MIH Limited now owns 31.1% of UBC. UBC is quoted on the Stock Exchange of Thailand under the symbol "UBC". The remaining shares in UBC are beneficially owned as to 40.8% by Telecom Holding Company Limited, a subsidiary of Telecom Asia, 0.4% by the Mass Communications Organization of Thailand, which is one of the two primary media regulators in Thailand, and 27.7% by other private investors and the public.

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

INTERNET

          AFRICA. MIH Limited conducts most of its Internet business in South Africa through M-Web Holdings. MIH Limited holds 41.0% of the economic interest in M-Web Holdings. M-Web Holdings was formed in 1997 through a series of transactions whereby MIH Limited contributed its Internet-related business to M-Web Holdings and subsequently capitalized it with a special dividend to MIH Holdings. M-Web Holdings was later spun off, but Naspers and MIH Limited reacquired shares in M-Web Holdings subsequent to the spin-off. In July 2001, M-Web Holdings was voluntarily delisted from the JSE Securities Exchange South Africa by way of a scheme of arrangement whereby Naspers, the majority shareholder in M-Web Holdings, made an offer to the remaining M-Web Holdings shareholders other than MIH Limited. MIH Limited continues to manage M-Web Holdings together with Naspers. M-Web Holdings provides the infrastructure for MultiChoice Africa's interactive platform.

          THAILAND. MIH Limited's Internet investments in Thailand comprise the wholly-owned subsidiary M-Web (Thailand) and, through a wholly-owned subsidiary, a 62.5% interest in Internet Knowledge Service Centre Company, a Thai holding company that holds a majority stake in KSC Commercial Internet Company Limited, or "KSC Comnet". As of March 31, 2002, MIH Limited held an economic interest of 40.6% in KSC Comnet.

          CHINA. M-Web China (BVI) Limited is currently held 88% by MIH Limited with the remaining 12% held by the M-Web China Employee Share Trust. M-Web China's Internet business in China consists of SportsCN.com, which has become one of the leading sports portals in China.

          In May 2001 MIH Limited acquired a 46.4% interest in Tencent (BVI) Limited. Tencent is the operator of QQ, the popular instant-messaging platform in China. The founders of QQ continue to hold 46.4% in Tencent with the remaining 7.2% held by Mandarin Sea Investments.

          INDONESIA. PT M-Web Indonesia commenced operations in May 2000 following the purchase of PT. Carakayasa Binekatara, a small ISP. M-Web Indonesia is a foreign investment company and is effectively 100% owned by MIH Limited. In August 2000, the No. 2 Portal in Indonesia, Satunet, was acquired in an asset deal. Following this, a managed services company PT Global Hostnet was acquired in November 2001. In January 2001, the number one Portal in Indonesia, Astaga.com, was acquired in a share purchase and the assets and employees of an Internet Center business, P.T Warnet Gemilang, were also acquired. MIH Limited is currently reviewing its strategy in Indonesia which may lead to substantial changes in its operations in Indonesia.

MIH TECHNOLOGIES

          MIH Limited operates its MIH Technologies segment mainly through its wholly-owned subsidiary Irdeto Access. Irdeto Access provides content protection solutions to subscriber platform operators and other providers of valuable digital content. Irdeto Access' products enable pay-media operators and corporate users to encrypt and decrypt their broadcast or multicast signals.

          Previously, the MIH Technologies segment also included OpenTV, an interactive television company, and Mindport, a developer of broadband technology. Subsequent to the end of the 2002 fiscal year, MIH Limited and its wholly-owned subsidiary, OTV Holdings Limited, sold their 38.4% effective economic interest in OpenTV to Liberty Media Corporation and its wholly-owned subsidiary, LDIG OTV, Inc. Mindport was discontinued in the 2002 fiscal year due to the slow-down in the roll-out of broadband capacity in the United States and the collapse of many of its potential customers.

AFFILIATES

          MIH Limited has several non-subsidiary affiliates, including M-Net and SuperSport International (the holding company of SuperSport). The associated companies M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net is a publicly traded South African company that provides the premium entertainment channels carried by MultiChoice Africa on its pay-television platforms in Africa. SuperSport International also is a publicly traded South African company that provides the sports channels carried by MultiChoice Africa on its pay-television systems in Africa. The shares of SuperSport International and M-Net are linked and trade together on the JSE Securities Exchange South Africa, with a single price for the shares of both companies combined. MIH Limited owns 22.2% of each of M-Net and SuperSport International (including the shares held in the Phutuma Futhi share scheme). SuperSport International also owns 5.33% of the outstanding Class A ordinary shares of MIH Limited.

4.D. PROPERTY, PLANTS AND EQUIPMENT

          MIH Limited has major corporate offices in Hoofddorp (The Netherlands), Johannesburg (South Africa) and Athens (Greece).

          The following table summarizes certain information regarding the principal facilities of the MIH Limited group as of September 30, 2002:


                                                                                 SIZE
           DESCRIPTION/USE                         LOCATION                      M SQR              OWNED/LEASED
--------------------------------       ------------------------------------    -----------       ------------------
Subscription television office         Johannesburg, South Africa               20,400                 Leased
General and technology office          Hoofddorp, The Netherlands                7,136                 Leased
Subscription television office         Athens, Greece                           13,555                 Leased
Technology office                      San Diego, California                     3,264                 Leased

ENVIRONMENTAL MATTERS

          MIH Limited's operations are subject to various environmental laws and regulations. Environmental legislation commonly requires businesses whose activities may have an impact on the environment to obtain permits for those activities. In addition, South African environmental management legislation imposes a duty of care and remediation of environmental damage on every person who causes, has caused or may cause significant pollution or degradation of the environment, requiring these persons to take reasonable measures to prevent pollution or degradation of the environment from occurring, continuing or recurring. MIH Limited has developed an environmental management policy that is applicable to all its business units, with the objectives of implementing and integrating an environmental management system in all of MIH Limited's business activities. The policy provides for the compliance with all existing environmental legislation and internal standards. MIH Limited is in compliance in all material respects with all applicable environmental requirements. However, certain MIH Limited ongoing operations may expose it to the risk of liabilities with respect to environmental matters, and material costs may be incurred in connection with such liabilities, if MIH Limited fails to comply with applicable environmental requirements.

          While MIH Limited is not aware of any material environmental claims pending or threatened against it, and MIH Limited does not believe that it is subject to any material environmental remediation obligations, it cannot assure you that a material environmental claim or compliance obligation will not arise in the future.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis of MIH Limited's financial condition and results of operations should be read in conjunction with MIH Limited's consolidated financial statements and related notes included elsewhere in this annual report.

          MIH Limited is a holding company that operates subscriber platforms and supplies content protection services through its interests in subsidiaries, joint ventures and associated companies.

          The MIH Limited consolidated financial statements have been prepared in accordance with International Accounting Standards, or "IAS", which differ in certain significant respects from United States generally accepted accounting principles, or "U.S. GAAP". See note 38 to MIH Limited's consolidated financial statements for a reconciliation between IAS and U.S. GAAP with regard to MIH Limited's net income and shareholders' equity, and the related description of the principal differences between IAS and U.S. GAAP as they relate to MIH Limited.

5.A.  OPERATING RESULTS

                                    OVERVIEW


INTRODUCTION

          MIH Limited is a multinational company with its principal operations in pay-television and Internet subscriber platforms and technology markets. As of March 31, 2002, MIH Limited provided pay-television subscriber platforms and related services to approximately 2.1 million households and operated its businesses in more than 50 countries around the world.

          On September 26, 2002, MIH Limited, MIH Holdings and Naspers announced reorganization plans pursuant to which the minority shareholders of each of MIH Limited and MIH Holdings will exchange the shares they hold in each company for Naspers Class N ordinary shares or Naspers American Depositary Shares, or "ADSs", representing Class N ordinary shares. See "Item 8.B. Significant Changes" for more information.

          MIH Limited's current holdings consist of:

SUBSCRIBER PLATFORMS

          o    Television platform operations in Africa and the Mediterranean;

          o    An equity interest of 31.1% in UBC;

          o An equity interest of 22.2% in each of M-Net and SuperSport International;

          o    Internet operations in Africa and Asia; and

          o    An equity interest of 41.0% in M-Web Holdings.

MIH TECHNOLOGIES

          The MIH Technologies segment mainly comprises Irdeto Access. Previously, MIH Technologies also included OpenTV, an interactive television company, and Mindport, a developer of broadband technology. On August 27, 2002, MIH Limited and OTV Holdings Limited (OTVH) sold OTVH's holding of 365,460 Class A ordinary shares and 30,206,154 Class B ordinary shares in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for a purchase price of approximately U.S. $46.2 million, before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. MIH Limited's interest in OpenTV was held through OTV Holdings Limited, a wholly-owned subsidiary of MIH Limited. Disposal costs are estimated to be U.S. $15.0 million. There can be no assurances that any sale of the Liberty Media Corporation shares will occur or at what price any such sale will be consummated. The closing share price for Liberty Media Corporation shares was U.S. $8.67 on October 23, 2002. In addition, upon the closing of the OpenTV transaction on August 27, 2002, MIH Limited obtained an option for long term access in its operating territories to the Liberty Broadband Interactive Television interactive technologies in consideration for the payment of U.S. $17 million and MultiChoice Africa, a subsidiary of MIH Limited, paid U.S. $4.5 million to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. For more information, please see "Item 8.B. Significant Changes" and "Legal Proceedings" for a description of certain litigation relating to the transaction. In addition, Mindport was discontinued in the 2002 fiscal year due to the slow down in the roll-out of broadband capacity in the United States and the collapse of many of its potential customers. Accordingly, OpenTV and MIH Limited's Mindport operations have been treated as discontinued operations in MIH Limited's consolidated financial statements for the three fiscal years ended March 31, 2002.

SUBSCRIBER PLATFORMS

PAY-TELEVISION

          In Africa, MultiChoice Africa provides television and subscriber management services to analog and digital pay-television platforms in South Africa and more than 48 other countries throughout Africa and the adjacent Indian Ocean islands. The television service comprises a variety of direct-to-home digital satellite television (DStv) bouquets and terrestrial analog networks. The digital service consists of some 50 video channels, six data channels and 48 audio channels. The aggregate subscriber base in Africa was 1.28 million households as of March 31, 2002. The pay-television market in South Africa is now relatively mature. The digital base in Africa grew by 139,000 subscribers to 793,000 for the 2002 fiscal year and now accounts for 62% of the total number of subscribers on the African continent, establishing a solid platform for the roll-out of interactive television, or "iTV", services. Growth in revenue from digital subscribers was in part offset by the significant devaluation of the Rand against the U.S. dollar, and the churn in analog subscribers (churn is the percentage of customers who terminate their subscription in a given period). During January 2002, MIH Limited disposed of its 45% interest in MultiChoice Middle East Inc.

          M-Net and SuperSport continue to play a role in growing the subscriber base through the delivery of premium thematic channels and exclusive content. M-Net has output deals with film and television studios, enabling it to screen the best quality movies, series and miniseries. M-Net compiles eight channels for broadcast on the KU-band in South Africa, six of which are also transmitted to viewers in the rest of Africa via C-Band and W4 KU-band. SuperSport produces three 24 hour-a-day channels for DStv, covering more than 100 different genres of sport. Recently, SuperSport created a new pan-African sports-channel, focusing mainly on football. The channel airs South African Premier Football League and various Confederation of African Football games, and has secured multi-year deals for English Premier League, Italian Series A and Bundesliga football. Extensive coverage of South African and international rugby, cricket, golf and tennis was offered on other SuperSport channels.

          MultiChoice Africa also has direct investments with fully staffed offices for pay-television in Namibia, Botswana, Zambia, Nigeria, Ghana, Uganda, Kenya and Tanzania.

          In the Mediterranean, NetMed operates analog and digital platforms in Greece and an analog platform in Cyprus. The total number of pay-television subscribers for the Mediterranean region amounted to 317,725 households as of March 31, 2002 compared to 385,230 households as of March 31, 2001. The launch of a competing platform by Alpha Digital Synthesis S.A. caused turbulence and confusion in the Greek pay-television market and contributed to the decline in the analog subscriber base in Greece from 264,801 subscribers as of March 31, 2001 to 164,920 subscribers as of March 31, 2002. However, Nova (the digital television service), maintained its leading position in the region by increasing its subscriber base from 69,271 subscribers as of March 31, 2001 to 100,313 subscribers as of March 31, 2002. In October 2001, Antenna Pay-TV Limited, Greece's leading free-television operator, joined forces with NetMed by acquiring a minority equity stake in NetMed. As part of this strategic alliance, Antenna will provide NetMed with attractive local thematic programming from its extensive libraries.

          MIH Limited (through its subsidiary Myriad International Holdings BV) and Fidelity Management S.A. recently entered into a share subscription agreement and a share sale agreement under which Fidelity will acquire a 22% interest in NetMed, MIH Limited's pay-television subsidiary in Greece, for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. Fidelity is owned by affiliates of the shareholders of Alpha Digital Synthesis S.A. The completion of this transaction was subject to the approval of the Greek Competition Committee. Myriad, Fidelity and NetMed did not receive the required approval from the Greek Competition Committee within the applicable period and MIH Limited accordingly believes that the subscription and sale agreements have ceased to have effect. The consequences, including litigation with Fidelity or Alpha Digital, likely to result from these developments are uncertain.

          In Asia, MIH Limited owns 31.1% of UBC, the leading pay-television provider in Thailand. UBC's digital satellite and analog cable services both provide the same 44 channels, including proprietary channels showing movies and sports, major international channels and six major free-to-air networks, in addition to seven educational channels. Channels shown on UBC's pay-television systems include UBC Movies and UBC Asian Movies, which show first-run and repeat films and series, UBC Kids, UBC Series, UBC News, UBC X-Zyte, SuperSport and SuperSport Gold, which show programming tailored for Thai audiences, along with exclusive major international events.

INTERNET

          M-Web Holdings has developed a leading position in the South African market, ending the 2002 fiscal year with 248,900 dial-up subscribers and 2,600 hosted clients. M-Web Holdings' "anytime, anywhere" philosophy enables its subscribers to access its content platforms via television, Internet and wireless technologies. M-Web Holdings' management continues to focus on reducing costs and losses, growing revenues and driving the business to profitability. MIH Limited increased its holding in M-Web Holdings from 22.3% to 41.0% during the 2002 fiscal year.

          M-Web Thailand, MIH Limited's Internet platform in Thailand, is the leading local content service provider in Thailand and consists of nine consumer focused web sites. MIH Limited has an indirect interest in KSC Commercial Internet Company Limited, or "KSC Comnet".

          MIH Limited's principal investment in China is QQ, an instant messaging company. MIH Limited acquired a 46.4% interest in Tencent (BVI) Limited, the company which operates QQ, during the 2002 fiscal year. Instant-messaging has become an important communication service and community-building tool worldwide. QQ processes around 500 million messages per day and has 1.5 million paying mobile subscribers across China.

MIH TECHNOLOGIES

          MIH Limited's subsidiary Irdeto Access provides content protection solutions to subscriber platform operators. Irdeto Access has been providing encryption technology for more than 30 years, and specializes in designing, developing and marketing end-to-end solutions to manage and protect content from unauthorized access in both the television broadcast and Internet environments. Irdeto Access provides conditional access (CA) products to over 85 clients in more than 30 countries, and has issued over seven million smartcards to subscribers. Smartcards are credit card-size devices with embedded processors that provide entitlement functions and store decryption keys and digital signatures that are inserted in set-top boxes for access to subscription television services. In 2002, Irdeto Access was approved by the State Administration of Radio, Film and Television as one of only two foreign conditional access providers in the Chinese market.

          Mindport, MIH Limited's subsidiary which develops broadband technology, was discontinued in the 2002 fiscal year due to the slow down in the roll-out of broadband capacity in the United States and the collapse of many of its potential customers.

          MIH Limited sold its interest in OpenTV subsequent to the end of the 2002 fiscal year. OpenTV is currently one of the world's leading interactive television companies and provides software, content and applications and professional services that enable digital television network operators to deliver and manage interactive television services on all major digital television platforms. OpenTV's business has historically been closely aligned with MIH Limited's core subscription platform business. More recently, OpenTV has diversified into new business activities, including the development of an interactive software application suite and games channels. This new growth phase started to steer OpenTV on a course away from MIH Limited's core business activities. Against this background, MIH Limited decided to sell its investment in OpenTV. Operational contracts and other arrangements between OpenTV and MIH Limited's pay-television businesses will continue largely unchanged.

          OpenTV and Mindport have been treated as discontinued operations in MIH Limited's financial statements for the three fiscal years ended March 31, 2002. Due to the sale of OpenTV for a price significantly below its carrying value as of March 31, 2002, a loss on the disposal of OpenTV of approximately U.S. $400 million relating predominantly to the impairment of goodwill will be recorded in the year ended March 31, 2003 in accordance with U.S. GAAP.

OPERATING RESULTS

          MIH Limited's strategy over the past five years has been to seek potential opportunities in global markets to ensure growth in its subscriber platform business segment for television, the Internet and interactive services. Consequently, significant losses have been incurred as MIH Limited invested heavily in these businesses in an effort to increase their growth. MIH Limited has incurred significant operating losses for at least the last five fiscal years, including an operating loss of U.S. $51.3 million for the year ended March 31, 2002. MIH Limited expects to continue to incur an operating loss for the foreseeable future. MIH Limited's net loss for the 2002 fiscal year equaled U.S. $442.7 million. The current global economic slowdown and other difficulties in South Africa may increase the level of operating losses at MIH Limited in the future.

          MIH Limited's operating results are affected by a number of items, including the number of households subscribing to its television platform and Internet access services, the average revenue per subscriber, churn rates, seasonality, general economic conditions, competition, regulatory developments and fluctuations in foreign exchange rates. Foreign exchange rates can have a significant effect on MIH Limited's reported earnings as it generates revenues predominantly in the local currencies of the countries in which it operates while a substantial portion of its expenses are incurred in U.S. dollars and Euros.

          REVENUES. Revenues comprise television and Internet subscription revenue (77.3%), hardware sales (8.3%), technology revenue (7.3%) and other revenues (7.1%). MIH Limited's primary source of revenue is subscriber revenue. Hardware sales relate to revenue generated from the sale, rental and maintenance of set-top boxes and other income including revenue attributable to e-commerce activities. Technology revenues include revenue generated from conditional access systems. Other revenues include revenue relating to advertising, sale of rights, backhaul charges and instant messaging services.

          COST OF PROVIDING SERVICES. The cost of providing services includes programming content, subscriber management, set-top box purchase, transmission and development costs. Programming costs include the cost of licensing third-party programs and the production cost of programs produced by MIH Limited, as well as the amortization of programming rights for sporting events and films. Content costs include the cost of acquiring content from third party content providers for MIH Limited's Internet services. Subscriber management costs include the direct costs of servicing and maintaining equipment installed at subscribers' homes and the cost of providing customer service. Set-top box purchase costs include the purchase of set-top boxes by MIH Limited for use, lease or resale to customers. Transmission costs consist of transmission, uplinking and backhauling charges paid by MIH Limited to various satellite vendors under operating lease agreements.

         SELLING, GENERAL AND ADMINISTRATION EXPENSES. These costs include overhead costs from the various departments such as marketing, public relations, subscriber sales, warehousing, information systems, finance and accounting, accounts receivable, accounts payable and human resources departments.

          DEPRECIATION AND AMORTIZATION. These costs include charges relating to the amortization of intangible assets arising from acquisitions and the depreciation of MIH Limited's tangible plant and equipment, including transponders, set-top boxes and assets purchased by MIH Limited or owned under capital leases.

                          CRITICAL ACCOUNTING POLICIES

          MIH Limited's consolidated financial statements include the financial statements of MIH Limited and its subsidiaries. These financial statements are prepared in conformity with IAS, which requires management to make estimates that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. MIH Limited evaluates its estimates, including those related to tangible and intangible assets, bad debts, inventories, provisions and income taxes, on an on-going basis. MIH Limited bases its estimates on historical experience and on various other assumptions that management believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          MIH Limited believes that the following accounting policies are its critical accounting policies:

REVENUE RECOGNITION

          MIH Limited derives its revenues from pay-television and Internet subscription fees, set-top box sales and rentals, technology licensing, advertising and the performance of maintenance, consulting, e-commerce and other services. Revenue is recognized in accordance with Staff Accounting Bulletin 101 of the U.S. Securities and Exchange Commission.

          Approximately 77% of MIH Limited's revenue comprises subscription revenue. Revenue attributable to hardware sales comprises approximately 8.3% of MIH Limited's revenue. Other kinds of revenue constitute the balance of MIH Limited's revenue.

SUBSCRIBER PLATFORMS

          Pay-television and Internet subscription fees are earned over the period the services are provided.

          SUBSCRIPTION REVENUE. Subscription revenue arises from the monthly billing of subscribers for the digital or analog pay-television services provided by MIH Limited or its subsidiaries. Revenue is recognized in the month the service is rendered. Any subscription revenue received in advance of the service being provided is credited to a forward billing account and recognized in the month the service is provided. The service is terminated if the account is in arrears for more than 22 days. No further revenue is recognized after the date the service is terminated.

          HARDWARE SALES. Set-top boxes are required by subscribers of MIH Limited's pay-television platforms to decrypt the encrypted digital or analog signal sent to their television sets. Set-top boxes are sold by MIH Limited to retailers, distributors and to the general public. Distributors act as wholesalers to installers of satellite reception equipment and are not permitted to supply set-top boxes to retailers or direct to the public. Retailers sell the set-top boxes direct to the public. MIH Limited recognizes revenue from the sale of set-top boxes once all the conditions of Staff Accounting Bulletin 101 have been met. These conditions include (1) persuasive evidence of an arrangement between MIH Limited and the retailer, distributor or the general public (2) the set-top box having been delivered to an approved retailer or distributor or the general public, (3) collectability of revenue from the approved retailer or distributor or the general public being reasonably assured and (4) a fixed and determinable price for the equipment being agreed. Similar conditions are applicable to the recognition of set-top box maintenance revenue. In addition, some of the analog set-top boxes are sold on a consignment basis through a network of agencies. Revenue is only recognized when the stock is on-sold by the agency to a third party.

          REVENUE FROM TECHNOLOGY LICENSING AND OTHER SERVICES. Revenue from technology licensing and other services is recorded upon the delivery of products and the customer accepting the products, or upon the performance of the services. Advertising revenue is recognized upon screening over the period of the advertising contract. The amount recognized is net of any amounts payable to the advertising agency or to the channels which screen the advertising.

          NETWORK OPERATOR REVENUE. MIH Limited enters into arrangements with network operators whereby application software is licensed to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where all of the software under the arrangement has been delivered, the revenue is recognized as the network operator reports to MIH Limited its share of the revenue earned, which is generally done on a quarterly basis. Under arrangements where MIH Limited has committed to deliver unspecified future applications, the revenue earned on the delivered application is recognized on a subscription basis over the term of the arrangement.

TECHNOLOGY

          ROYALTIES. MIH Limited recognizes royalties upon notification of receipt of set-top box shipments from licensees. For non-refundable prepaid royalties, MIH Limited recognizes revenue upon delivery provided that all other requirements of Statement of Position No. 97-2, Software Revenue Recognition, are met. MIH Limited follows the requirements of Statement of Position No. 97-2, a standard issued under U.S. GAAP, on the basis that there is no applicable standard under IAS.

          PROFESSIONAL SERVICES. Professional services revenues from software development contracts of less than six months duration are generally recognized using the completed contract method. Revenue from longer term contracts is generally recognized using the percentage of completion method.

          LICENSES. MIH Limited recognizes product license revenue upon shipment if a signed contract exists, delivery has occurred, the fee is fixed and determinable and collection of the resulting receivable is probable.

          SOFTWARE DEVELOPMENT CONTRACTS. Revenue from software development contracts of less than six months' duration is recognized using the completed contract method and for longer-term contracts generally using the percentage of completion method. Under the percentage of completion method, the extent of progress towards completion is measured based on actual costs incurred as a proportion of total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined.

          For contracts with multiple obligations (for example, maintenance and other services), where vendor-specific objective evidence of the fair value of the unperformed obligation exists, MIH Limited recognizes revenue for the performed obligations based upon the residual contract value. For revenue allocated to consulting services and for consulting services sold separately, MIH Limited recognizes revenue as the related services are performed.

          MIH Limited believes that revenue recognition is a critical accounting policy because changes to the basis for recognizing revenue and the timing of when revenue is recognized may materially affect the revenue stated on its income statement and the amount of its net loss.

DOUBTFUL ACCOUNTS

          MIH Limited reviews its doubtful accounts on a monthly basis for estimated losses resulting from the inability of its customers to make the required payments. MIH Limited's customer base is dispersed across many geographic areas and is primarily residential in nature. MIH Limited generally does not require collateral from its customers. MIH Limited analyzes, among other things, historic bad debt experience, customer credit-worthiness, current economic trends in each country where its customers are located and customer payment history when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of MIH Limited's customers was to deteriorate, resulting in an impairment in their ability to make payments, additional charges may be required. The estimate may also change if MIH Limited experiences significant service failures or the number of disputes with customers increases significantly.

          The provision for doubtful debts was U.S. $18.7 million, U.S. $20.0 million and U.S. $11.9 million as of March 31, 2002, 2001 and 2000, respectively. The significant increase in this provision that occurred during the fiscal year ended March 31, 2001 mainly relates to an assessment of the uncertainty of the collectability of long outstanding debts relating to products sold by the MIH Limited Technologies segment.

          MIH Limited believes that the accounting estimate relating to doubtful accounts is a critical accounting estimate because changes in the estimated level of doubtful debts may materially affect net loss. The estimate for doubtful accounts is a critical accounting estimate for all of MIH Limited's segments. Over the past three fiscal years, the provision for doubtful accounts represented approximately 17% to 24% of trade accounts receivable. MIH Limited anticipates that the provision for doubtful accounts will decrease by approximately 2.0% from its current level of approximately 17% to 24% of trade accounts receivable once the effect of the discontinuing operations at Mindport Broadband no longer impacts accounts receivable. However, if the financial condition of MIH Limited's customers was to deteriorate, resulting in a deterioration in their ability to make payments, additional charges may be required. The estimate may also change if MIH Limited experiences significant service failures or the number of disputes with customers increases significantly. As of March 31, 2002, approximately 4.6% of MIH Limited's trade accounts receivable and approximately 14.5% of MIH Limited's provision for doubtful accounts were attributable to discontinuing operations at Mindport Broadband.

VALUATION OF INVESTMENTS IN PRIVATELY-HELD COMPANIES

          MIH Limited invests in equity and debt instruments of privately-held companies for the promotion of business and strategic objectives. MIH Limited typically does not attempt to reduce or eliminate the market risks inherent in these investments. MIH Limited performs periodic reviews of its investments for impairment. MIH Limited's investments in privately-held companies are considered to be impaired when a review of the operations of the company and other indicators of impairment suggest that the carrying value of the investment is not likely to be recoverable. Such other indicators include, but are not limited to, limited capital resources, the need for additional financing and the liquidity of the related securities. Impaired investments in privately-held companies are written down to estimated fair value, which is the amount MIH Limited believes is recoverable from its investments based on discounted cash flows or appraisals.

          MIH Limited's portfolio of investments includes a number of privately held companies, most of which are still considered to be in start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development may never materialize. During the 2002 fiscal year, MIH Limited wrote off U.S. $10.5 million (included in "Loss from discontinuing operations" in the Consolidated Statement of Operations) in respect of such investments.

          MIH Limited believes that the accounting estimate related to the valuation of investments in privately-held companies is a critical accounting estimate because changes in the carrying value of such investments can materially affect net loss and the value of long-term privately-held equity investments recorded in its balance sheet.

USEFUL LIVES OF PROPERTY AND EQUIPMENT

          MIH Limited calculates depreciation of property and equipment on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on existing physical wear and tear, economic and technical aging, legal or other limits on the use of the asset and obsolescence. If some of these factors were to deteriorate materially, impairing the ability of the asset to generate future cash flows, MIH Limited may accelerate depreciation charges to reflect the remaining useful life of the asset or record an impairment loss.

          Leased transponders and transmitters, which are held in the Subscriber Platforms - Pay-television segment, represent approximately 75% of MIH Limited's property and equipment as of March 31, 2002. All of MIH Limited's current transponder leases are capitalized and amortized over the expected useful life of the transponder because the term of the lease is for the major part of the transponder's useful life. The expected useful life of the transponders leased by MIH Limited is between 12 and 15 years.

         The useful life of satellite transponders depends upon various factors. These factors include the success of the launch and the amount of fuel required for the satellite to be placed in the correct orbital location. In addition, various factors can impact on a transponder satellite's useful life once it is in orbit. Satellites are, however, designed with operational redundancies that may minimize or eliminate service disruptions if a critical system fails. These may include backup and separate on-board propulsion systems, backup transponders and conservative system margins.

          MIH Limited considers this to be a critical accounting policy because the impairment of the ability of MIH Limited's property and equipment to generate future cash flows would, depending on the asset, have a material impact of the value of the property and equipment stated on MIH Limited's balance sheet and may increase MIH Limited's net losses.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

          MIH Limited depreciates and amortizes intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful life.

          MIH Limited evaluates the carrying value of its tangible and intangible assets whenever indicators of impairment exist. IAS requires that if the sum of the discounted future cash flows expected to result from the asset is less than the reported value of the asset, an asset impairment charge must be recognized in the financial statements. The amount of the impairment to be recognized is the amount by which the carrying value of the asset exceeds its fair value.

          MIH Limited believes that the accounting estimate relating to asset impairment is a critical accounting estimate because (1) it is highly susceptible to change from period to period because it requires MIH Limited's management to make assumptions about future sales volumes and the cost of providing services over the life of the asset and (2) recognizing an impairment could have a material impact on the value of the intangible assets reported on MIH Limited's balance sheet and the level of MIH Limited's net loss. Management's assumptions about future sales volumes and prices involve significant judgement as many of MIH Limited's businesses are in the start-up phase and consequently actual sales prices and volumes have fluctuated in the past and are expected to continue to do so in the future.

          MIH Limited reviewed its MIH Technologies - OpenTV segment for impairment as of March 31, 2002, due to a decrease in the OpenTV share price and the anticipated sale of OpenTV. For the year ended March 31, 2002, MIH Limited recorded a goodwill impairment charge for OpenTV of U.S. $410.6 million, before minority interest of U.S. $245.5 million, in accordance with IAS. As a binding agreement to sell OpenTV was entered into on May 8, 2002, the purchase price of approximately U.S. $185 million (less estimated transaction expenses of U.S. $15 million) was used to determine the goodwill impairment charge based on management assumptions about the facts and circumstances at the time the goodwill impairment charge was taken. This charge reduced the goodwill relating to OpenTV from its carrying value of U.S. $601.2 million to U.S. $204.9 million.

          MIH Limited also reviewed its Subscriber Platforms - Internet segment for impairment as of March 31, 2002, due to the continuing losses generated in that segment. MIH Limited recorded an impairment charge on intangible assets of U.S. $13.1 million in respect of the sale or closure of certain Internet initiatives in Asia.

          Under U.S. GAAP, if the sum of the future cash flows expected to result from an asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the financial statements. The amount of the impairment to be recognized in the financial statements is calculated by subtracting the fair value of the asset from the reported value of the asset. At March 31, 2002, the total net asset value of OpenTV under U.S. GAAP exceeded the total net asset value under IAS by U.S. $753.1 million, mainly due to the additional goodwill recorded in connection with OpenTV's acquisition of Spyglass. Under U.S. GAAP, a goodwill impairment charge was recorded during the year ended March 31, 2002 as the carrying value of goodwill held by OpenTV exceeded the expected undiscounted cash flows attributable to OpenTV. The impairment charge recorded was U.S. $762.2 million (less minority interest of U.S. $465.9 million), which represented the difference between the expected discounted cash flows of U.S. $885.8 million and the carrying value of OpenTV under U.S. GAAP.

          In July 2001 the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and requires the purchase method of accounting for all business combinations initiated after June 30, 2001. It prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. SFAS 142 requires that goodwill will no longer be amortized over its estimated useful life. MIH Limited must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Additionally, MIH Limited will need to reassess the useful lives of existing recognized tangible assets. Intangible assets deemed to have indefinite lives will no longer be amortized, and will instead be tested annually for potential impairment. Separate intangible assets with finite lives will continue to be amortized over their useful lives. MIH Limited is required to adopt SFAS 142 as of April 1, 2002. The first step of the initial test for impairment must be completed within six months of adopting the standard, with any initial impairment charges finalized no later than March 31, 2003 and reflected as a cumulative effect of accounting change. Any impairment charges not arising as a result of the transitional impairment test during the 2003 fiscal year or in subsequent years would be recorded in operating results.

          The first step of the initial test for impairment in accordance with SFAS 142 requires a comparison for each of MIH Limited's reporting units of the fair value of each unit with the carrying amounts of net assets including goodwill. If the carrying amount exceeds a unit's fair value, the second step of the impairment test is performed to measure the amount of the impairment loss, if any. Based on the preliminary completion of this first step, it is anticipated that a goodwill impairment loss under U.S. GAAP may have to be recorded. While the determination of the amount of this impairment is not expected to be finalized until the fourth quarter of fiscal year 2003, MIH Limited currently estimates that a total pre-tax charge of approximately U.S. $17 million to U.S. $35 million may be required with no impact on cash flows. As of March 31, 2002, MIH Limited had unamortized goodwill reported in accordance with U.S. GAAP of U.S. $764.2 million, of which approximately U.S. $684 million was related to OpenTV, which was sold subsequent to year-end. Total amortization expense of goodwill was U.S. $586.2 million for the year ended March 31, 2002, which will not be incurred in fiscal 2003 under U.S. GAAP.

INVENTORY OBSOLESCENCE

          MIH Limited values its inventories, which consist mainly of set-top boxes and associated components, at the lower of cost or expected net realizable value, based on assumptions about future demand, market conditions and the useful life of the set-top boxes used by MIH Limited. MIH Limited monitors inventory levels periodically based on the expected usage of such inventory. If actual market conditions prove to be less favorable than those projected by management, additional inventory write-downs may be required. During the last three fiscal years, no exceptional writedowns outside the normal course of business were required.

INCOME TAXES

          MIH Limited records the estimated future tax effect of temporary differences between the tax bases of its assets and liabilities and the amounts reported in MIH Limited's consolidated balance sheet for such assets and liabilities, as well as the future tax effect of operating losses and tax credit carryforwards. MIH Limited follows specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. MIH Limited considers future taxable income and ongoing prudent and feasible tax strategies in determining the need for a valuation allowance. If MIH Limited determines that in the future it will be able to realize deferred tax assets in excess of the net recorded amount of deferred tax assets stated on its balance sheet, the resulting adjustment to the stated amount of deferred tax assets would increase income in the period that such determination was made.

          MIH Limited considers this to be a critical accounting policy because if the deferred tax asset realized in the future exceeds the recorded amount, there could be a material adjustment to the deferred tax asset stated on MIH Limited's balance sheet as well as a material impact on MIH Limited's net loss.

                               CURRENCY POLICIES

          MIH Limited's functional currencies are generally the local currencies of the countries in which it operates. Monetary assets and liabilities in currencies other than functional currency are translated based on the rates prevailing at year-end. Any resulting exchange rate gains or losses are included in current results. Exchange gains and losses relating to hedge transactions are recognized in net earnings in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortized over the life of the hedge contract.

          On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated to U.S. dollars based on the rates prevailing at year-end. Income and expense items are translated using annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

          Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at rates prevailing at the time the transaction is completed. Adjustments arising from currency translations are recorded in shareholders' equity and are reflected in net earnings only upon sale or liquidation of the underlying investments.

          MIH Limited operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Rand and Euro against the U.S. dollar. Although a substantial portion of MIH Limited's revenue is denominated in the currencies of the countries in which it operates, a significant portion of MIH Limited's cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in U.S. dollars. Where MIH Limited's revenue is denominated in local currency such as Rand or Euro, a depreciation of the local currency against the U.S. dollar adversely affects MIH Limited's earnings and its ability to meet its cash obligations.

          The Rand has depreciated over time against the currencies of its major trading partners by more than the difference in the inflation rate between South Africa and its major trading partners. Historically, the performance of the Rand against other currencies has been characterized by periods of rapid depreciation followed by periods of stability. In particular, the Rand rapidly depreciated against the U.S. dollar and other major currencies during the latter part of 2001. As of October 23, 2002, the exchange rate was Rand 10.19 per U.S. $1.00.

          Companies in the MIH Limited group use forward contracts to hedge their exposure to foreign currency risk in the local reporting currency. For financial reporting purposes, each subsidiary of MIH Limited designates contracts as fair value hedges or cash flow hedges, as appropriate. For financial reporting purposes at the group level, external foreign exchange contracts are designated as hedges of foreign exchange risk on specific assets, liabilities or future transactions.

          MIH Limited hedges the foreign currency exposure of its contractual commitments to purchase goods, services and film rights mainly in U.S. dollars and Euros. The forward contracts typically expire within one year, consistent with the related contractual commitments.

                             RESULTS OF OPERATIONS

          The following table sets forth the results of MIH Limited's operations for the periods indicated:


                                                                         YEAR ENDED MARCH 31,
                                              ----------------------------------------------------------------------------
                                                      2000                       2001                       2002
                                              ----------------------------------------------------------------------------
                                                                         (U.S. $ IN MILLIONS)
                                              ----------------------------------------------------------------------------
REVENUES:
Subscriber Platforms
Television                                            632.0                      623.4                     582.0
Internet                                                0.4                        8.6                      15.0
MIH Technologies                                       57.7                       60.4                      62.0
Intergroup eliminations                                (7.3)                      (9.2)                    (15.2)
                                              ----------------------     ----------------------    -----------------------
Total revenues, net                                   682.8                      683.2                     643.8

OPERATING EXPENSES:
Cost of providing services                           (428.5)                    (406.6)                   (378.4)
Selling, general and administrative                  (201.3)                    (259.9)                   (216.4)
Depreciation and amortization                         (62.0)                     (71.5)                   (100.3)
                                              ----------------------     ----------------------    -----------------------
Operating loss                                         (9.0)                     (54.8)                    (51.3)

Operating loss analyzed by business segment:
Subscriber Platforms                          |--------------------|     |--------------------|    |---------------------|
Television                                    |        (8.2)       |     |        (3.7)       |    |        13.2         |
Internet                                      |       (10.5)       |     |       (52.4)       |    |       (56.7)        |
MIH Technologies                              |        21.1        |     |        12.7        |    |         3.0         |
Corporate                                     |       (11.4)       |     |       (11.4)       |    |       (10.8)        |
                                              |--------------------|     |--------------------|    |---------------------|
Operating loss                                |        (9.0)       |     |       (54.8)       |    |       (51.3)        |
                                              |--------------------|     |--------------------|    |---------------------|

Financial results, net                                (19.0)                     (22.0)                    (26.7)
Loss on marketable securities                           -                          -                        (5.0)
Equity results in joint ventures and
associates                                            (41.6)                     (75.7)                    (17.3)
Profit on sale and dilution of interests in
subsidiaries, joint ventures and associates            18.0                       29.1                       8.3
                                              ----------------------     ----------------------    -----------------------
Loss before tax                                       (51.6)                    (123.4)                    (92.0)
Income tax                                             (2.3)                     (13.3)                     (4.6)
                                              ----------------------     ----------------------    -----------------------
Loss after tax                                        (53.9)                    (136.7)                    (96.6)
Minority interest                                      (0.4)                       1.9                       1.7
                                              ----------------------     ----------------------    -----------------------
Loss from continuing operations                       (54.3)                    (134.8)                    (94.9)
(Loss) / profit from discontinuing
operations                                             41.3                      287.0                    (151.9)
Loss arising on discontinuing operations               (4.0)                       -                      (195.9)
                                              ----------------------     ----------------------    -----------------------
Net (loss) / profit for the year                      (17.0)                     152.2                    (442.7)
                                              ======================     ======================    =======================

                  RESULTS OF OPERATIONS: 2002 COMPARED TO 2001

REVENUES

          Total revenues decreased by U.S. $39.4 million, or 5.8%, to U.S. $643.8 million for the year ended March 31, 2002 from U.S. $683.2 million for the year ended March 31, 2001. The slight decrease in revenues is mainly attributable to the significant devaluation of the Rand (41.9%) and marginal decline of the Euro against the U.S. dollar which combined resulted in a decline of approximately U.S. $93.9 million, or 13.7%, in revenues and a reduction in technology revenues of U.S. $5.8 million, or 0.9%. These declines were partially offset by the increase in revenue caused by the continued migration of subscribers from the analog system to the higher-margin digital system which increased revenues by U.S. $12.5 million, or 1.8%, the impact of the subscription price increase which increased revenues by U.S. $33.5 million, or 4.9%, and growth in the subscriber volume which increased revenues by U.S. $14.3 million, or 2.1%. The devaluation of the Rand against the U.S. dollar was the largest contributor to the decrease in revenues and future trends are likely to be very dependent on the depreciation or appreciation of the Rand against the U.S. dollar. If the Rand continues to depreciate significantly against the U.S. dollar, further revenue declines can be expected in the future. The table below sets out revenues by business area:

                                      YEAR ENDED MARCH 31,
                              --------------------------------------
                                     2001                2002
                              --------------------------------------
                                       (U.S. $ IN MILLIONS)
                              --------------------------------------
Subscription revenues                 513.6               497.7
Hardware sales                         73.9                53.1
Technology revenue                     52.7                46.9
Other revenue                          43.0                46.1
                              ------------------- ------------------
   Total revenues, net                683.2               643.8
                              =================== ==================

          SUBSCRIPTION REVENUES. Subscription revenues decreased by U.S. $15.9 million, or 3.1%, to U.S. $497.7 million for the year ended March 31, 2002 from U.S. $513.6 million for the year ended March 31, 2001. As stated above, the revenue increase of U.S. $12.5 million, or 2.4%, arising from the continued migration of subscribers from the analog system to the higher-margin digital system, as set out in the table below, the effect of the subscription price increase which increased revenues by U.S. $33.5 million, or 6.5%, and the growth in subscriber volumes, were more than offset by the significant devaluation of the Rand against the U.S. dollar which reduced subscription revenues by U.S. $72.8 million, or 14.2%. Future trends are likely to be very dependent on the depreciation or appreciation of the Rand against the U.S. dollar. As stated above, if the Rand continues to depreciate significantly against the U.S. dollar, further revenue declines can be expected in the future. The remainder of the increase of U.S. $10.9 million relates mainly to the effect of the increase in subscriber volume, off-set by the marginal decline in the Euro against the U.S. dollar.

          The increase in the total number of subscribers in MIH Limited's consolidated subsidiaries is reflected in the table below:

                              NUMBER OF SUBSCRIBERS(1)
                                     MARCH 31,
                      -----------------------------------------
                             2001                  2002
                      -----------------------------------------
                                   (IN THOUSANDS)
                      -----------------------------------------
Digital                      768                    974
Analog                       912                    712
                      -------------------    ------------------
                           1,680                  1,686
                      ===================    ==================

(1)  Excludes non-consolidated joint ventures and associates.

          The reduction in the number of analog subscribers in the 2002 fiscal year resulted primarily from MIH Limited's policy of trying to convert customers receiving analog service to digital service. MIH Limited expects this trend to continue. When a subscriber converts to digital service, the subscriber must purchase a digital signal set-top box, a smartcard and a satellite dish. MIH Limited estimates that 55% of the connections to digital service in South Africa in fiscal 2002 resulted from subscribers migrating from the analog service to the digital service. MIH Limited expects the rate of conversion to continue to decline in the future. The decrease in this percentage from 65% in fiscal 2001 is due to more first-time customers initially purchasing digital service rather than first purchasing analog service and then converting to digital service. The fact that customers will now initially subscribe for digital service reflects the growth of the DStv brand in the pay-television market. MIH Limited's digital subscribers in Africa increased by 174,524, or 25.0%, from 699,015 subscribers at the end of March 31, 2001 to 873,539
                                      59
subscribers at March 31, 2002. The pay-television subscriber market in South Africa is now relatively mature and growth in revenue is mostly derived from the migration of subscribers from analog to digital service.

          In March 2002, MultiChoice Africa launched return-path interactive services, with t-mail (e-mail via television) and limited shopping. MIH Limited intends to utilize interactive services to enhance the services provided to subscribers and to reduce subscriber churn. The total number of pay-television subscribers for the Mediterranean region amounted to 317,725 households at March 31, 2002 compared to 385,230 households at March 31, 2001. The launch of a competing platform by Alpha Digital caused turbulence and confusion in the market and resulted in a decline in the analog subscriber base in Greece to 164,920 subscribers at March 31, 2002 from 264,801 subscribers at March 31, 2001. Nova maintained its leading position in the region by increasing its digital subscriber base from 69,271 subscribers at March 31, 2001 to 100,313 at March 31, 2002. However, not all analog subscribers who stopped receiving the analog service migrated to the digital service, which has resulted in increased net churn in the analog subscriber base. Due mainly to the launch of the competing pay-television services, subscription revenue in the Mediterranean region declined to U.S. $108.1 million for the fiscal year end March 31, 2002 from U.S. $112.9 million in the 2001 fiscal year.

          Average revenue per subscriber per month declined slightly to U.S. $25.85 during the fiscal year ended March 31, 2002 from U.S. $26.83 during the previous fiscal year. As stated above under the heading "Subscription revenues", this decline was primarily caused by the significant devaluation of the Rand against the U.S. dollar. The negative impact of the significant devaluation of the Rand against the U.S. dollar has been partially offset by the shift in subscribers in Africa from the analog service to the higher-priced digital service and increases in monthly subscriber fees in local currencies by approximately 10.2% and 12.0% for the analog and digital service, respectively.

          MIH Limited's pay-television business experiences an increase in the level of subscriber churn during the summer holiday season, particularly in Greece where the conclusion of the football and basketball seasons coincide with the start of summer. The seasonality of its pay-television business causes the level of revenue derived by MIH Limited during these months to decline.

          HARDWARE SALES. Hardware sales decreased by U.S. $20.8 million, or 28.1%, to U.S. $53.1 million during the year ended March 31, 2002 from U.S. $73.9 million in the corresponding period in 2001. Hardware sales are primarily generated in Africa and the Mediterranean region. Hardware sales in Africa decreased by U.S. $9.9 million, or 19.0%, to U.S. $42.2 million during the year ended March 31, 2002 from U.S. $52.1 million in the corresponding period in 2001. The decrease relates mainly to the devaluation of the Rand against the U.S. dollar during the 2002 fiscal year which resulted in a decline of hardware sales of U.S. $10.0 million, or 13.5%. Future trends will be dependent on the depreciation or appreciation of the Rand against the U.S. dollar. If the Rand continues to depreciate significantly against the U.S. dollar, further declines in hardware sales can be expected in the future. Hardware sales in the Mediterranean region decreased by U.S. $10.9 million, or 50.0%, to U.S. $10.9 million during the year ended March 31, 2002 from U.S. $21.8 million in the same period in 2001. The decrease in this region is a result of the launch of a competing platform and the resulting decline in the subscriber base as described above. During the fiscal year ended March 31, 2002, the retail price of set-top boxes also decreased consistent with a reduction in the manufacturing cost of set-top boxes. MIH Limited passed on the savings in the price it pays for set-top boxes to its customers. This trend is partly offset by a shift of subscribers from analog to digital set-top boxes, which are more expensive.

          TECHNOLOGY REVENUES. Technology revenues decreased by U.S. $5.8 million, or 11.0%, from U.S. $52.7 million for the year ended March 31, 2001 to U.S. $46.9 million for the year ended March 31, 2002, due to a larger portion of sales by Irdeto Access to MIH Limited group companies being eliminated on consolidation, and also due to reduced spending on technology-related products worldwide as a result of the general slowdown of the economy and the associated reduction in sales activities amounting to a decline in revenue of approximately U.S. $3.1 million. The reduction in revenue levels was also due to the decline in revenue from the sale of analog components and conditional access modules, or "CAMS", compared with the 2001 fiscal year of U.S. $8.5 million, or 16.1%, a decline which highlights Irdeto Access' continuing move from being a hardware-based conditional access provider to being a software business. The conversion to a software business is the expected future trend for this business and revenues from the sale of analog components and CAMS are likely to decline in the future. The decline in these revenues was partially offset by many Irdeto Access customers changing to the new generation conditional access systems and smartcards which contributed U.S. $5.8 million during the fiscal year ended March 31, 2002, and by Irdeto Access receiving a settlement payment from a negotiated settlement with Canal+ in respect of patent infringement claims brought by Irdeto Access in the United States of America, France and the United Kingdom.

          OTHER REVENUES. Other revenues increased by U.S. $3.1 million, or 7.2%, to U.S. $46.1 million during the year ended March 31, 2002 from U.S. $43.0 million in the same period in 2001. This increase was mainly attributable to revenues from the QQ instant messaging platform of U.S. $7.0 million and a marginal increase in revenue from other operations of U.S. $3.3 million. This trend is expected to continue in the future as this business continues to expand. The increase of U.S. $10.3 million described above was off-set by exchange differences of U.S. $7.2 million, mainly as a result of the devaluation of the Rand against the U.S. dollar.

          THE FOLLOWING IS A DISCUSSION OF REVENUES BY SEGMENT AS DEFINED AND SET OUT IN NOTE 31 TO MIH LIMITED'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THE ANALYSIS IS BASED ON MIH Limited'S PRIMARY REPORTING FORMAT UNDER IAS. REVENUES BY SEGMENT INCLUDE INTER-SEGMENTAL TRANSACTIONS AS DISCUSSED IN THE CONSOLIDATED FINANCIAL STATEMENTS. THE INFORMATION SET FORTH BELOW IS ALSO SUMMARIZED IN THE TABLE DIRECTLY UNDER THE HEADING "RESULTS OF OPERATIONS".

          SUBSCRIBER PLATFORMS - TELEVISION. Revenues decreased by U.S. $41.4 million, or 6.6%, to U.S. $582.0 million during the year ended March 31, 2002 from U.S. $623.4 million in the corresponding period in 2001. During fiscal year 2002, there was a 20.3% growth in subscription revenue driven by an increase in digital subscribers due to continued migration from analog to digital service, as set out in the table at the start of this section. However, this increase in growth was more than offset by the significant devaluation of the Rand against the U.S. dollar resulting in a decline in subscriber revenues of U.S. $72.8 million during the 2002 fiscal year and the decrease in hardware revenues from U.S. $73.9 million during fiscal 2001 to U.S. $53.1 million during fiscal 2002.

          SUBSCRIBER PLATFORMS - INTERNET. Revenues increased by U.S. $6.4 million, or 74.4%, to U.S. $15.0 million for the year ended March 31, 2002 from U.S. $8.6 million in the corresponding period in 2001. The increase primarily reflects the results of QQ, MIH Limited's instant messaging services company in China, which have been consolidated for the first time during the period ending March 31, 2002 following the acquisition of MIH Limited's interest in QQ in May 2001.

          MIH TECHNOLOGIES. Revenues increased by U.S. $1.6 million, or 2.6%, to U.S. $62.0 million during the year ended March 31, 2002 from U.S. $60.4 million in the same period in 2001. This increase was attributable to many Irdeto Access clients changing to the new generation conditional access (CA) systems and smartcards in order to upgrade their security protection.

OPERATING EXPENSES

          The cost of providing services decreased by U.S. $28.2 million, or 6.9%, to U.S. $378.4 million during the year ended March 31, 2002 from U.S. $406.6 million in the same period in 2001. This decrease is mainly attributable to the decline in set-top box sales and related costs in the Subscriber Platforms - television segment. These costs decreased by U.S. $37.6 million to U.S. $46.1 million in fiscal 2002 from U.S. $83.7 million in fiscal 2001 as set-top box costs in both the African and the Mediterranean regions decreased by U.S. $22.3 million and U.S. $15.3 million, respectively. The decrease in the African region relates predominantly to the devaluation of the Rand against the U.S. dollar. The business in the African region has reached maturity and the number of new subscriber connections is expected to continue to decline in the future. The future foreign currency exchange rate between the Rand and the U.S. dollar continues to be uncertain.

          The decline of set-top box costs in the Mediterranean region relates directly to the decline in the size of the Mediterranean subscriber base due to the uncertainty in the market caused by the launch of a competing platform by Alpha Digital.

          Programming costs only increased marginally from U.S. $296.8 million to U.S. $299.1 million due to an increase in programming costs of U.S. $7.7 million in the Mediterranean region (which increase is partly offset by the items explained below). The increase in the Mediterranean region relates predominantly to the growth in the digital subscriber base from 69,271 to 100,313 as of March 31, 2002. The future cost of film rights and football programming content remains uncertain in Greece.

          In April 2001, MIH Limited adopted IAS 39: Financial Instruments:
Recognition and Measurement, resulting in a reduction in programming costs of U.S. $6.4 million on a year to year basis. Despite the increase in the number of digital subscribers in Africa (digital royalties are higher than analog royalties), programming costs declined marginally from U.S. $220.6 million to U.S. $215.3 million as a result of the devaluation of the Rand against the U.S. dollar. Approximately 70% of these costs relate to contracts with the South African based companies M-Net and SuperSport International for the supply of program and film rights and these costs decreased from U.S. $163.5 million to U.S. $155.9 million. The future trends relating to these costs will depend largely on the foreign currency exchange rate between the Rand and the U.S. dollar and the number of subscribers and the subscription rate payable per subscriber.

          Technology costs increased by 71.8% from U.S. $8.5 million in fiscal 2001 to U.S. $14.6 million in fiscal 2002, which relates predominantly to increases in sales of smartcards and I-Chips.

          The remaining costs increased marginally by U.S. $1.0 million.

          Selling, general and administrative costs decreased by U.S. $43.5 million, or 16.7%, to U.S. $216.4 million during the year ended March 31, 2002 from U.S. $259.9 million in the corresponding period in fiscal 2001, primarily as a result of the cost cutting initiatives in all major segments combined with significant cost reductions in the Subscriber Platforms - Internet segment, in particular in China. The operations in China were scaled down significantly, which reduced costs from U.S. $26.8 million in fiscal 2001 to U.S. $10.6 million during fiscal 2002. These costs are expected to increase again in the future with the growth in the QQ instant messaging platform. Selling, general and administrative costs in Africa are largely Rand based costs and expenses in this region declined by U.S. $22.4 million, or 17.2%, to U.S. $107.6 million in fiscal 2002 from U.S. $130.0 million in fiscal 2001, largely due to the devaluation of the Rand. The future trend in relation to these expenses is uncertain due to the volatility of the Rand against the U.S. dollar. In view of the depressed revenues from the Mediterranean region, these operations were also subject to cost reduction initiatives, which reduced expenses from U.S. $43.8 million to U.S. $39.4 million during the 2002 fiscal year. The remainder of the net reduction of U.S. $0.5 million is attributable to other business operations as the group continues with its cost cutting initiatives.

          Depreciation and amortization charges increased U.S. $28.8 million, or 40.3%, to U.S. $100.3 million during the year ended March 31, 2002 from U.S. $71.5 million during the same period in 2001. Depreciation charges increased by U.S. $7.5 million from U.S. $37.5 million to U.S. $45.0 million mainly as a result of the capitalization of lease costs relating to the PAS 10 transponder which operates in the Africa region, as well as increased depreciation charges in MIH Limited's Internet related businesses, relating mainly to the acquisition of additional computer equipment.

          MIH Limited's transponder lease contracts vary in length between 10 and 12 years for transponders with estimated useful life spans of between 12 and 15 years. MIH Limited accounts for a lease as a finance lease if substantially all the risks and rewards of ownership are transferred to the lessee in accordance with IAS 17 - Accounting for Leases. The PAS 10 transponder lease is accounted for as a finance lease because the 12-year term of the lease exceeds 75% of the transponder's estimated useful life. The PAS 4 transponder lease was accounted for as an operating lease. The PAS 10 transponder replaced the PAS 4 transponder.

          The amortization charge increased by U.S. $21.3 million, or 62.6%, to U.S. $55.3 million for the year ended March 31, 2002 from U.S. $34.0 million in the corresponding period in 2001, mainly due to the amortization of goodwill (a charge of U.S. $7.0 million) arising on the acquisition of MIH Limited's interest in QQ as well as the impairment of goodwill of U.S. $13.1 million mainly relating to certain Subscriber Platforms - Internet businesses (comprising U.S. $8.7 million in respect of the intellectual property rights and subscriber base of Wisdom Online

(BVI) Limited, an Internet on-line service provider, and U.S. $4.4 million relating to the closure of certain Internet initiatives in Asia).

OPERATING LOSS

          The operating loss decreased by U.S. $3.5 million, or 6.4%, to U.S. $51.3 million during the year ended March 31, 2002 from U.S. $54.8 million for the corresponding period in 2001 as a result of operating expenses decreasing by a greater proportion than revenues as described above.

          SUBSCRIBER PLATFORMS - TELEVISION. Operating profit amounted to U.S. $13.2 million in fiscal year 2002, which represented an improvement of U.S. $16.9 million over the operating loss of U.S. $3.7 million in fiscal year 2001. This improvement is primarily a result of the continued subscriber migration from analog to the digital format, but is partially offset by the launch by Alpha Digital of a competing pay-television platform in Greece.

          SUBSCRIBER PLATFORMS - INTERNET. Operating loss increased by U.S. $4.3 million, or 8.2%, to U.S. $56.7 million during the year ended March 31, 2002 from U.S. $52.4 million in the corresponding period in 2001. This increase mainly arose as a result of (1) the increased selling, general and administrative costs incurred in connection with increased activities of the Internet businesses in China, Thailand, Indonesia and Africa and (2) the increase of U.S. $26.8 million in depreciation and amortization expense (relating to the acquisition of MIH Limited's interest in QQ) to U.S. $38.0 million for the year ended March 31, 2002 from U.S. $11.2 million for the corresponding period in 2001.

          MIH TECHNOLOGIES. Operating profit decreased by U.S. $9.7 million, or 76.4%, from U.S. $12.7 million during fiscal 2001 to U.S. $3.0 million in fiscal 2002 mainly due to the general slowdown in the economy. This decrease was partially offset by the revenues generated by the change to the new generation conditional access systems and smartcards and by Irdeto Access receiving a settlement payment from a negotiated settlement with Canal+ in respect of patent infringement claims brought by Irdeto Access in the United States of America, France and the United Kingdom.

FINANCIAL RESULTS, NET

          The net financial results include interest paid on borrowings and finance leases interest received on cash balances, and profits and losses on foreign exchange transactions. The net financial costs increased by U.S. $4.7 million, or 21.4%, to U.S. $26.7 million during the year ended March 31, 2002 from U.S. $22.0 million in the corresponding period of 2001. This increase is primarily a result of the impact of the capitalization of finance leases in the Subscriber Platform - Television segment, which caused an increase in interest paid on finance leases of U.S. $2.9 million to U.S. $22.4 million for the year ended March 31, 2002 from U.S. $19.5 million in the same period in 2001. MIH Limited capitalizes lease obligations where the term of the lease is greater than 75% of the leased asset's useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. Foreign exchange losses decreased by U.S. $6.8 million to U.S. $4.5 million during fiscal year 2002, as compared to U.S. $11.3 million in fiscal year 2001, as a result of the introduction of a single currency in the European Union. Liabilities are now denominated in the same currency as the functional currency in the Mediterranean region, which eliminates the effect of exchange rate fluctuations on profits in that region.

EQUITY RESULTS IN JOINT VENTURES

          MIH Limited's equity losses in joint ventures decreased by U.S. $48.6 million to a loss of U.S. $25.4 million during the fiscal year ended March 31, 2002 from an equity loss of U.S. $74.0 million in the corresponding period of 2001. The decrease related mainly to the decrease in losses in both MIH Limited's 41.0% interest in M-Web Holdings (an Internet operation in South Africa) and MIH Limited's 31.1% interest in UBC (a television subscriber platform in Thailand), which together reduced their losses by U.S. $23.4 million from U.S. $47.2 million to U.S. $23.8 million). In addition, equity losses arising from the 40% holding in SOE International SA (SOE) decreased from U.S. $28.3 million to U.S. $2.2 million following MIH Limited selling this holding and acquiring a 15% direct holding in AEK PAE, an associated company of SOE, during the 2002 fiscal year. During the 2001 fiscal year, an additional impairment charge of U.S. $5.4 million was recorded to write down the value of M-Web Holdings' goodwill due to the permanent impairment of this investment.

EQUITY RESULTS IN ASSOCIATED COMPANIES

          MIH Limited's equity results in associates improved from a loss of U.S. $1.7 million during the 2001 fiscal year to a profit of U.S. $8.1 million during the 2002 fiscal year . Equity results of associates reflect MIH Limited's 22.2% interest in M-Net and SuperSport International. This investment is accounted for using the equity method of accounting. M-Net and SuperSport deliver premium thematic channels and exclusive content to subscribers in Africa. The increase in this line item during the 2002 fiscal year relates to the improvement of the results from these associates, plus the recognition of the U.S. $7.8 profits arising from the adoption of IAS 39, "Financial
Instruments: Recognition and Measurement" for the first time during the 2002 fiscal year.

PROFIT ON SALE/DILUTION OF INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

          The profit on sale/dilution of interests in subsidiaries, joint ventures and associates of U.S. $8.3 million resulted mainly from (1) a dilution profit of U.S. $11.8 million arising on the introduction of minority shareholders in the Mediterranean operations (MIH Limited sold 4.16% of its interest in NetMed for a consideration of U.S. $12.3 million), (2) losses of U.S. $7.8 million arising on the disposal of MIH Limited's interest in two subsidiaries, A-1 Net Holdings Limited (an Internet on-line services provider) and Eefoo.com.cn (a Chinese Internet financial portal), (3) a profit of U.S. $5.3 million arising on the disposal of MIH Limited's joint venture interest in MultiChoice Middle East, Inc and SOE International SA and (4) a loss of U.S. $1.0 million on the repurchase and cancellation of shares by associates.

TAX

          Income tax decreased to U.S. $4.6 million during the year ended March 31, 2002 from U.S. $13.3 million in the corresponding period of 2001. The decrease relates mainly to additional tax provisions of U.S. $3.9 million recorded during fiscal 2001 for certain taxable African entities, additional assessment of taxes in the Mediterranean region of U.S. $1.4 million and tax provisions for Irdeto Access and certain corporate entities of U.S. $3.5 million and U.S. $2.2 million, respectively.

MINORITY INTEREST

          Minority interest decreased by U.S. $0.3 million to a credit of U.S. $1.7 million during the year ended March 31, 2002 from a credit of U.S. $2.0 million in the corresponding period of 2001. The minority interest relates directly to the losses reported by some of the MIH Limited group companies.

LOSS FROM DISCONTINUING OPERATIONS

          The loss from discontinuing operations of U.S. $151.9 million relates to the operating losses for the year ended March 31, 2002 arising from the MIH Technologies - OpenTV business segment of U.S. $113.1 million and MIH Technologies - Mindport business segment of U.S. $38.8 million.

          Mindport is included as a discontinued operation following MIH Limited's announcement on November 21, 2001 that the stand-alone Mindport businesses for Broadband initiatives and integrated business system software products would be discontinued as part of a formal plan established by MIH Limited's management. OpenTV is included as a discontinued operation because MIH Limited sold its 38.4% effective economic interest in OpenTV to Liberty Media Corporation.

NET LOSS

          As a result of the foregoing factors, MIH Limited recorded a net loss of U.S. $442.7 million during the year ended March 31, 2002 compared to a profit of U.S. $152.2 million for the comparable period in 2001.

                  RESULTS OF OPERATIONS: 2001 COMPARED TO 2000

REVENUES

          Revenues increased by U.S. $0.4 million to U.S. $683.2 million during the year ended March 31, 2001 from U.S. $682.8 million in the same period in 2000. The slight increase in revenues is mainly caused by the migration of subscribers from the analog system to the higher-margin digital system, which contributed approximately U.S. $18.1 million in revenue, the effect of the price increase, which contributed approximately an additional U.S. $42.5 million, and a further increase in subscriber volume, together with an increase in technology revenues of U.S. $1.7 million. These increases were offset by the impact of the devaluation of the Rand (12.1%) and the Greek drachma (7.28%) against the U.S. dollar. These devaluations resulted in reductions of revenue of U.S. $87.5 million, or 12.8%. The devaluation of the Rand against the U.S. dollar caused a significant decline in revenue and future trends will be dependent on the depreciation or appreciation of the Rand against the U.S. dollar. If the Rand continues to depreciate significantly against the U.S. dollar, further declines in revenues can be expected in the future. The net impact of the subscriber volume growth and other revenues changes contributed an additional U.S. $25.6 million to revenues.

          The table below sets out MIH Limited's revenues by business area:

                                                YEAR ENDED MARCH 31,
                                          ---------------------------------
                                               2000               2001
                                          ---------------------------------
                                                (U.S. $ IN MILLIONS)
                                          ---------------------------------
Subscription revenues                          508.9               513.6
Hardware sales                                  81.0                73.9
Technology revenue                              51.0                52.7
Other revenue                                   41.9                43.0
                                          ----------------    -------------
Total revenues, net                            682.8               683.2
                                          ================    =============

          SUBSCRIPTION REVENUES. Subscription revenues increased by U.S. $4.7 million, or 0.9%, to U.S. $513.6 million for the year ended March 31, 2001 from U.S. $508.9 million for the year ended March 31, 2000. The migration of subscribers from the analog system to the higher-margin digital system contributed approximately U.S. $18.1 million in revenue, the effect of the price increase contributed approximately U.S. $42.5 million in revenue and additional subscriber volume, growth and other revenue changes contributed approximately U.S. $12.9 million in revenue. These increases were offset by the devaluation of the Rand (12.1%) and Greek drachma (7.28%) against the U.S. dollar, causing subscription revenues to decline by U.S. $68.8 million, or 13.5%, during the 2001 fiscal year.

          The increase in the number of pay-television subscribers in MIH Limited's consolidated subsidiaries is reflected in the table below:

                                              NUMBER OF SUBSCRIBERS(1)
                                                     MARCH 31,
                                          ---------------------------------
                                               2000               2001
                                          ---------------------------------
                                                   (IN THOUSANDS)
                                          ---------------------------------
Digital                                          567                 768
Analog                                         1,071                 912
                                          ----------------    -------------
                                               1,638               1,680
                                          ================    =============

(1)  Excludes non-consolidated joint ventures and associates

          The reduction in the number of analog subscribers in fiscal 2001 resulted primarily from MIH Limited's strategy of trying to convert customers using analog service to digital service. MIH Limited estimates that for the 2001 fiscal year 65% of new digital subscribers resulted from migration of subscribers from the analog subscriber base. MIH Limited's total subscribers in Greece and Cyprus increased by 35,178, or 10.0%, to 385,250 during the year ended March 31, 2001 from 350,072 in the corresponding period in 2000. MIH Limited provides analog and digital service in Greece and analog service in Cyprus. Following the launch of digital services in Greece in 1999, the digital subscriber base increased to 69,271 subscribers.

          Average revenue per subscriber per month remained relatively unchanged, increasing to U.S. $26.83 for the 2001 fiscal year from U.S. $26.34 for the 2000 fiscal year. As stated above under the heading "Subscription revenues", the increase is a result of the shift in African subscribers from analog service to the higher-priced digital service and increases in monthly subscriber fees in local currencies (primarily Rand and drachma) by approximately 11.9% and 11.1% for the analog and digital service, respectively, which were almost entirely offset by the effect of the devaluation of the Rand (12.1%) and the Greek drachma (7.28%) against the U.S. dollar.

          HARDWARE SALES. Hardware sales decreased by U.S. $7.1 million, or 8.8%, to U.S. $73.9 million during the year ended March 31, 2001 from U.S. $81.0 million in the corresponding period in 2000. Hardware sales are primarily generated in the African and Mediterranean regions. Hardware sales in the African region decreased by U.S. $15.0 million, or 22.4%, to U.S. $52.1 million for the year ended March 31, 2001 from U.S. $67.1 million in the corresponding period in 2000. Voucher sales were included in sales for fiscal 2000 for Africa and were replaced by set-top box subsidies for fiscal 2001, therefore resulting in a lower selling price. Hardware sales in the Mediterranean region increased by U.S. $7.9 million, or 56.8%, to U.S. $21.8 million during the year ended March 31, 2001 from U.S. $13.9 million in the corresponding period in 2000. The increase in this region results from a three-fold growth in the number of digital subscribers from 18,462 subscribers to 69,271 for the year ended March 31, 2001. During the fiscal year ended March 31, 2001, the retail price of set-top boxes also decreased consistently with the reduction in the manufacturing costs of set-top boxes. MIH Limited passed on the savings in the price it pays for set-top boxes to its customers. This trend is partly offset by the devaluation of the Rand and the Greek drachma against the U.S. dollar which resulted in a decline of hardware sales of U.S. $11.2 million, or 13.8%. The depreciation of the Rand against the U.S. dollar was the largest contributor to the decrease in hardware sales and future trends will be dependent on the depreciation or appreciation of the Rand against the U.S. dollar. If the Rand continues to depreciate significantly against the U.S. dollar, further declines can be expected in the future.

          TECHNOLOGY REVENUES. Technology revenues increased by U.S. $1.7 million from U.S. $51.0 million at March 31, 2000 to U.S. $52.7 million at March 31, 2001. This increase is mainly as a result of the increase in revenues generated by the conditional access business, due to higher volumes.

          OTHER REVENUES. Other revenues increased by U.S. $1.1 million, or 2.6%, to U.S. $43.0 million during the year ended March 31, 2001 from U.S. $41.9 million in the same period in 2000. This increase was mainly attributable to an increase in the sale of sports, program and advertising rights in the Mediterranean region, offset mainly by the devaluation of the Rand against the U.S. dollar.

          THE FOLLOWING IS A DISCUSSION OF REVENUES BY SEGMENT AS DEFINED AND SET OUT IN NOTE 31 TO MIH LIMITED'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THE ANALYSIS IS BASED ON MIH LIMITED'S PRIMARY REPORTING FORMAT UNDER IAS. REVENUES BY SEGMENT INCLUDE INTER-SEGMENTAL TRANSACTIONS AS DISCUSSED IN THE CONSOLIDATED FINANCIAL STATEMENTS. THE INFORMATION SET FORTH BELOW IS ALSO SUMMARIZED IN THE TABLE DIRECTLY UNDER THE HEADING "RESULTS OF OPERATIONS".

          SUBSCRIBER PLATFORMS - TELEVISION. Revenues decreased by U.S. $8.6 million, or 1.4%, to U.S. $623.4 million during the year ended March 31, 2001 from U.S. $632.0 million in the same period in 2000. During fiscal year 2001, there was a 15.1% growth in subscription revenue driven by an increase in the total number of subscribers, as set out in the table at the start of this section. However, this increase in real growth was more than offset by the significant devaluation against the U.S. dollar of the Rand (12.1%) and the Greek drachma (7.3%) reducing subscription revenues by approximately U.S. $68.6 million.

          SUBSCRIBER PLATFORMS - INTERNET. Revenues increased by U.S. $8.2 million to U.S. $8.6 million for the year ended March 31, 2001, from U.S. $0.4 million in the corresponding period in 2000. This increase is largely attributable to the growth in MIH Limited's Internet businesses in Thailand, Indonesia, China and Africa.

          MIH TECHNOLOGIES. Revenues increased by U.S. $2.7 million, or 4.7%, to U.S. $60.4 million during the year ended March 31, 2001 from U.S. $57.7 million in the same period in 2000. This increase is mainly as a result of the increase in revenues generated by the conditional access business, due to higher volumes.

OPERATING EXPENSES

          The cost of providing services decreased by U.S. $21.9 million, or 5.1%, to U.S. $406.6 million during the year ended March 31, 2001 from U.S. $428.5 million in the corresponding period in 2000. This decrease is mainly attributable to the decline in the set-top box costs in the Subscriber Platforms - Television segment (Africa region) which decreased by U.S. $9.5 million to U.S. $57.8 million in fiscal 2001 from U.S. $67.3 million in fiscal 2000. The decrease in the African region relates predominantly to the devaluation of the Rand against the U.S. dollar. The business in the African region has reached maturity and the number of new subscriber connections is expected to continue to decline in the future. The future foreign currency exchange rate between the Rand and the U.S. dollar continues to be volatile.

          Costs associated with the sale of set-top boxes in the Mediterranean region increased by U.S. $9.6 million to U.S. $26.2 million in fiscal 2001 from U.S. $16.6 million in fiscal 2000. The increase in hardware expenses in the Mediterranean region relates directly to the increase in the Mediterranean digital subscriber base.

          Programming costs only increased marginally from U.S. $294.3 million to U.S. $296.8, predominantly caused by the increase in programming costs in Africa which increased by U.S. $7.7 million from U.S. $212.9 million to U.S. $220.6 million for the 2001 fiscal year. Approximately 70% of these costs relate to contracts with M-Net and SuperSport International for the supply of program and film rights and these costs increased from U.S. $161.5 million in fiscal 2000 to U.S. $163.5 million in fiscal 2001. The future trends in the level of these costs will depend largely on the foreign currency exchange rate between Rand and the U.S. dollar and the number of subscribers and the subscription rate payable per subscriber.

          Technology costs decreased by 46.9%, or U.S. $7.5 million, from U.S. $16.0 million to U.S. $8.5 million in fiscal 2001, a trend which corresponds with Irdeto Access' continuing move from a hardware based conditional access provider to a software business. The conversion to a software business is the expected trend for this business and the expenses are expected to increase in the future with increases in sales volumes.

          Selling, general and administrative costs increased by U.S. $58.6 million, or 29.1%, to U.S. $259.9 million during the year ended March 31, 2001 from U.S. $201.3 million in the same period in 2000, primarily as a result of
(1) an increase in costs related to Subscriber Platforms - Internet from U.S. $9.4 million to U.S. $42.5 million for the development and expansion of the Internet related businesses in China (U.S. $26.8 million), Thailand (U.S. $8.1 million), Indonesia (U.S. $3.7 million) and Africa (U.S. $3.9 million) and (2) a general increase in such costs resulting from increased business activity in the Subscriber Platforms - Television segment from U.S. $158.7 million to U.S. $173.9 million and in the MIH Technologies segment from U.S. $24.5 million to U.S. $34.8 million.

          Depreciation and amortization increased U.S. $9.5 million, or 15.3%, to U.S. $71.5 million during the year ended March 31, 2001 from U.S. $62.0 million during the corresponding period in 2000. Depreciation charges increased by U.S. $4.0 million from U.S. $33.5 million to U.S. $37.5 million mainly as a result of the increase of depreciation in the Internet related businesses, relating mainly to the acquisition of computer equipment. The amortization charge increased by U.S. $5.5 million to U.S. $34.0 million, mainly due to the amortization of the goodwill arising on the acquisition of certain Internet businesses.

OPERATING LOSS

          The operating loss increased by U.S. $45.8 million, or 508.9%, to U.S. $54.8 million during the year ended March 31, 2001 from U.S. $9.0 million for the same period in 2000 as a result of the combined effect of the foregoing factors.

          SUBSCRIBER PLATFORMS - TELEVISION. Operating loss amounted to U.S. $3.7 million in fiscal 2001, which represented an improvement of U.S. $4.5 million, or 54.9%, over the operating loss of U.S. $8.2 million in fiscal 2000. The decrease in operating loss was mainly attributable to a decrease in depreciation and amortization costs from U.S. $57.0 million in fiscal 2000 to U.S. $55.0 million in fiscal 2001, coupled with improved operating results.

          SUBSCRIBER PLATFORMS - INTERNET. Operating loss increased by U.S. $41.9 million, or 399.0%, to U.S. $52.4 million during the year ended March 31, 2001 from U.S. $10.5 million in the corresponding period in 2000. This increase mainly arose as a result of (1) the increase in selling, general and administrative costs incurred in connection with the development and expansion of the Internet related businesses in China, Thailand, Indonesia and Africa and
(2) the increase in depreciation and amortization by U.S. $10.0 million to U.S. $11.2 million for the year ended March 31, 2001 from U.S. $1.2 million for corresponding period in 2000.

          MIH TECHNOLOGIES. Operating profit decreased by U.S. $8.4 million, or 39.8%, from U.S. $21.1 million during fiscal 2000 to U.S. $12.7 million in fiscal 2001. This increase in operating loss relates mostly to additional development costs incurred.

FINANCIAL RESULTS, NET

          The net financial results include interest paid on borrowings and finance leases, interest received on cash balances, and profits and losses on foreign exchange transactions. The net financial costs increased by U.S. $3.0 million, or 15.8%, to U.S. $22.0 million during the year ended March 31, 2001 from U.S. $19.0 million in the corresponding period of 2000. This increase is primarily a result of the impact of the capitalization of finance leases in the Subscriber Platform - Television segment, which caused an increase in interest paid on finance leases of U.S. $1.9 million to U.S. $19.5 million for the year ended March 31, 2001 from U.S. $17.6 million in the same period in 2000. MIH Limited capitalizes lease obligations where the term of the lease is greater than 75% of the leased asset's useful life. The result of this accounting treatment is that a liability equal to the present value of the future lease payments is stated on the balance sheet, and at the inception of the lease an equivalent asset is stated on the balance sheet and depreciated over its estimated useful life. Foreign exchange losses increased by U.S. $7.1 million to U.S. $11.3 million during fiscal 2001, as compared to U.S. $4.2 million in fiscal 2000, as a result of the devaluation of local currencies against the U.S. dollar. This increase was offset by the additional interest received on the proceeds from the follow-on public equity offering by MIH Limited.

EQUITY RESULTS IN JOINT VENTURES

          MIH Limited's equity losses in joint ventures increased by U.S. $34.5 million to a loss of U.S. $74.0 million during the year ended March 31, 2001 from a loss of U.S. $39.5 million in the corresponding period in fiscal 2000. The increase in losses related mainly to the increase in the effective holding of M-Web Holdings from 15.8% to 22.3% and the resulting increase in losses, as well as the equity losses arising from the 40% holding in SOE International SA
(SOE) which increased from U.S. $7.2 million to U.S. $28.3 million (including U.S. $17.3 million impairment of goodwill relating to this investment). During fiscal 2001, an additional impairment charge of U.S. $5.4 million was recorded to write down the value of the M-Web Holdings' goodwill due to the permanent impairment of this investment.

EQUITY RESULTS IN ASSOCIATED COMPANIES

          MIH Limited's equity results in associates improved marginally from a loss of U.S. $2.2 million during fiscal 2000 to a loss of U.S. $1.7 million during the 2001 fiscal year. Equity results of associates is net of a goodwill allocation of U.S. $3.8 million in the 2001 fiscal year, attributable to MIH Limited's 21.0% interest in M-Net and

SuperSport International using the equity method of accounting. The corresponding net goodwill allocation in fiscal 2000 was U.S. $4.1 million.

PROFIT ON SALE/DILUTION OF INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

          The profit on the sale of interests in subsidiaries, joint ventures and associates of U.S. $29.1 million resulted mainly from (1) a dilution profit of U.S. $23.8 million due to the introduction of minority shareholders in the Mediterranean operations (effective November 2000 MIH Limited diluted its interest in NetMed from 100% to 88.81% through the issue of shares for U.S. $25 million in cash), and (2) a profit of U.S. $4.2 million resulting from the initial public offering of MultiChoice Cyprus Limited on the Cyprus Stock Exchange in July 2000.

TAX

          Income tax increased to U.S. $13.3 million during the year ended March 31, 2001 from U.S. $2.3 million in the corresponding period of 2000. The increase relates to the additional tax provision for certain taxable African entities of U.S. $3.9 million, additional assessment of taxes in the Mediterranean region of U.S. $1.4 million and tax provisions for Irdeto Access and certain corporate entities of U.S. $3.5 million and U.S. $2.2 million, respectively.

MINORITY INTEREST

          Minority interest increased by U.S. $2.3 million to a credit of U.S. $1.9 million during the year ended March 31, 2001 from a charge of U.S. $0.4 million in the corresponding period of 2000. The minority interest relates primarily to the Subscriber Platforms -- Televisions segment (loss of U.S. $2.2 million) and the Internet segment (credit of U.S. $4.1 million).

PROFIT FROM DISCONTINUING OPERATIONS

          The profit from discontinuing operations of U.S. $287.1 million relates to the profit arising from the MIH Technologies - OpenTV business segment of U.S. $317.7 million, mainly as result of the dilution profit of U.S. $393.7 million that MIH Limited recorded on OpenTV's initial public offering during November 2000, which has been offset by the loss arising in respect of MIH Technologies - Mindport of U.S. $30.6 million.

NET LOSS

          As a result of the foregoing factors, MIH Limited realized a net profit of U.S. $152.2 million during the year ended March 31, 2001 compared to a loss of U.S. $17.0 million for the comparable period in 2000.

5.B.  LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW AND FINANCING

          MIH Limited's business and growth strategy has in the past required substantial capital for acquisitions, expansion of services, the financing of operating losses and working capital in the Subscriber Platforms and MIH Technologies segments. Substantial capital is expected to be required to drive the business to profitability.

          MIH Limited relies upon distributions from its subsidiaries, joint ventures and other investments to generate the funds necessary to meet the obligations and other cash flow requirements of the combined group. The ability of MIH Limited to utilize the cash flows from some of its subsidiaries, joint ventures and associated companies is subject, in South Africa and other countries, to foreign investment and exchange control laws and also the availability of a sufficient quantity of foreign exchange. In particular, substantially all the cash flow generated by MIH Limited's South African pay-television and other businesses cannot currently be utilized outside South Africa without exchange control approval. While such restrictions have been liberalized in recent years, the ability of a South African company to raise and deploy capital outside South Africa remains subject to significant restrictions.

          MIH Limited's operations over the past three years were primarily funded by proceeds raised from its initial and follow-on public offering, as detailed below, and some debt financing.

          In April 1999, MIH Limited completed an initial public offering on the Nasdaq National Market and the Euronext Amsterdam N.V. stock exchange of 10,435,000 Class A ordinary shares, including shares issued pursuant to the exercise of over-allotment options, for net proceeds of approximately U.S. $171.1 million. The proceeds of the offering were partially used to repay U.S. $56 million of debt.

          In November 1999, OpenTV was listed on the Nasdaq National Market and the Euronext Amsterdam stock exchange through an initial public offering of 8.6 million shares, raising U.S. $172.5 million before expenses.

          In April 2000, MIH Limited completed a follow-on offering on the Nasdaq National Market and the Euronext Amsterdam stock exchange of 4,511,000 Class A ordinary shares, including shares issued pursuant to the exercise of over-allotment options, for net proceeds of approximately U.S. $180.4 million before expenses.

          On July 24, 2002, MIH Limited voluntarily delisted its Class A ordinary shares from Euronext Amsterdam. MIH Limited elected to delist its shares from Euronext Amsterdam to eliminate the share price differential between MIH Limited share prices quoted on Nasdaq and Euronext Amsterdam.

          On August 27, 2002, MIH Limited sold its 38.4% effective economic interest in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for a purchase price of approximately U.S. $46.2 million, before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. MIH Limited's interest in OpenTV was held through OTV Holdings Limited, a wholly-owned subsidiary of MIH Limited. Disposal costs are estimated to be U.S. $15.0 million. There can be no assurances that any sale of the Liberty Media Corporation shares will occur or at what price any such sale will be consummated. The closing share price for Liberty Media Corporation shares was U.S. $8.67 on October 23, 2002. In addition, upon the closing of the OpenTV transaction on August 27, 2002, MIH Limited obtained an option for long term access in its operating territories to the Liberty Broadband Interactive Television interactive technologies in consideration for the payment of U.S. $17 million and MultiChoice Africa, a subsidiary of MIH Limited, paid U.S. $4.5 million to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction.

          MIH Limited expects to meet its capital needs for the foreseeable future with cash generated from operations, cash on hand, the proceeds from sale of the Liberty Media Corporation shares it received as consideration in the OpenTV disposition and other options for generating cash including various loan and overdraft facilities. MIH Limited has a U.S. $115.0 million loan facility with ABSA Bank Limited (ABSA). The ABSA bank facility comprises a term loan of U.S. $100 million and a guarantee facility of U.S. $15 million. The guarantee facility is used by MIH Limited to guarantee the borrowings of its subsidiaries under loan agreements entered into with local banks in the jurisdictions in which such subsidiaries operate. MIH Limited has drawn U.S. $63.5 million under the term loan. MIH Limited has pledged shares in the following companies as security in relation to the facility: Myriad International Holdings BV, MIH Sarl, Irdeto Access BV, Mindport BV, Myriad Holdings Africa BV, NetMed NV and UBC. To prevent restrictions upon MIH Limited's ability to draw funds under the ABSA bank facility after the completion of the OpenTV transaction, MIH Limited has granted security over the shares of Liberty Media Corporation common stock acquired by it in favor of ABSA in lieu of ABSA's prior security interest in the OpenTV shares held by MIH Limited.

          MIH Limited has a substantial amount of debt. As of March 31, 2002, on a pro forma basis after giving effect to the merger described in "Item 8.B. Significant Changes" and the OpenTV transaction, MIH Limited would have had total debt (including finance leases and program and film rights) of approximately U.S. $489.7 million. On the same basis, MIH Limited's ratio of debt to equity would have equaled 2.05.

          MIH Limited's general approach has been to acquire developing businesses and inject cash into those businesses sufficient to meet the cash needs of the business until it can, within a predictable period of time, become self-funding. This general approach can be seen in the last two fiscal years with the injection of cash in all MIH Limited's major businesses with the exception of MultiChoice Africa and OpenTV. MIH Limited may grow its business in the future through the acquisition of developing companies and by making equity investments in developing companies. MIH Limited anticipates that it will fund future acquisitions and investments through internally generated cash (for instance, many of MIH Limited's businesses, such as the Subscriber Platform segment in Africa, are now self-funding), issuances of debt (MIH Limited has only utilized U.S. $63.5 million of its U.S. $100 million cash facility with the ABSA Bank facility), issuances of equity (MIH Limited previously completed an initial public offering in April 1999 and a follow-on offering in April 2000), and available cash resources from existing local bank facilities in Africa and Greece. Additional liquidity is provided by the cash proceeds from the OpenTV sale, together with further cash proceeds it may receive upon any sale of the Liberty Media Corporation shares that MIH Limited received as part of the consideration.

          MIH Limited's net cash used in operating activities decreased by U.S. $60.1 million from U.S. $71.0 million at March 31, 2001 to U.S. $10.9 million at March 31, 2002. The utilization relates mostly to the cash resources required by both the MIH Technologies segment and the Subscriber Platforms segment. The cash used in the MIH Technologies segment relates primarily to the losses and closure costs in respect of discontinuing the Mindport operation, as Irdeto Access remains cash flow positive and does not expect to draw any further funding from MIH Limited. As part of the MIH Technologies segment, OpenTV continued to fund its operating requirements from its own internal resources during the year ended March 31, 2002. OpenTV's internal cash resources were generated by its initial public offering of 8.6 million shares on Nasdaq and Euronext, which raised U.S. $172.5 million before expenses.

          The Subscriber Platforms - Television segment (in particular, the operations in the Mediterranean regions) required further cash for its operating activities during the 2002 fiscal year, mainly due to the launch by Alpha Digital of a competing platform in the Mediterranean region. The launch of this competing platform caused significant uncertainty in the pay-television market and reduced the number of subscribers in the market. For the 2003 and 2004 fiscal years, MIH Limited anticipates that this business will continue to require significant funding from MIH Limited. MIH Limited's management is currently reconsidering its business strategy for this region. The operations in Africa are currently self-funding and this situation is expected to continue. All the Internet operations, including the operations in Thailand, Indonesia, China and Africa, with the exception of QQ, continued to require further funding for their operating activities during the 2002 fiscal year. Based on current business plans, these operations will require further funding in the 2003 fiscal year.

          Net cash used in investing activities changed from cash generated of U.S. $44.6 million at March 31, 2001 to cash used by investing activities of U.S. $102.4 million at March 31, 2002. MIH Limited engaged in the major investing activities described below during the year ended March 31, 2002.

          In May 2001, MIH Limited acquired a 46.4% stake in Tencent (BVI) Limited, which is the operator of QQ, the instant-messaging platform in China, for a cash purchase price of U.S. $33.2 million. Subsequent to this acquisition, additional cash funding of U.S. $1 million, in proportion to its shareholding, was made available to QQ by MIH Limited.

          In July 2001, OpenTV acquired a 100% interest in Static 2358 Limited (Static), a privately-held leading interactive television media and entertainment company. Under the acquisition agreement, OpenTV acquired all of Static's privately-held shares in a combined share and cash transaction. Static shareholders and optionholders received an aggregate of 2,719,048 of OpenTV Class A ordinary shares with a value of U.S. $38.2 million at the acquisition date and approximately U.S. $12.7 million in cash.

          During the 2002 fiscal year MIH Limited advanced amounts totaling U.S. $15.9 million to M-Web Holdings under a bridging finance agreement. A mandatorily convertible preference share subscription agreement dated November 22, 2001 was entered into whereby all amounts advanced were converted into preference shares, resulting in the increase of MIH Limited's interest in M-Web Holdings from 22.3% to 41.0%.

          Net cash from financing activities was U.S. $29.8 million, U.S. $184.2 million and U.S. $324.1 million for the years ending March 31, 2002, 2001 and 2000, respectively. During fiscal 2000, MIH Limited and OpenTV raised net proceeds of U.S. $171.1 million and U.S. $172.5 million, respectively, through separate initial public offerings. The most significant activity for the fiscal year ended March 31, 2001 was the follow-on public offering by MIH Limited on Nasdaq and Euronext which raised U.S. $180.4 million before expenses. During the fiscal year ended March 31, 2002, MIH Limited drew U.S. $63.5 million from the ABSA bank loan facility, which is repayable in July 2004 and bears interest at LIBOR plus 2% per annum.

          At March 31, 2002 and March 31, 2001, MIH Limited had combined cash balances of U.S. $244.4 million and U.S. $329.7 million, respectively, and available unused overdraft borrowing facilities of U.S. $55.2 million as of March 31, 2002. Included in the cash balances at March 31, 2002 is U.S. $68.5 million attributable to OpenTV, which is no longer available for use since the sale of OpenTV was completed on August 27, 2002.

          Although MIH Limited anticipates continuing to use significant amounts of cash in connection with the operation of its business, MIH Limited believes that its cash and cash equivalents, and the expected cash inflows and other funding described above, will be sufficient to satisfy its expected needs for working capital and capital expenditure through March 31, 2003.

          MIH Limited's liquidity resources are subject to change as market and general economic conditions change. Increases in liquidity could result from an increase in cash flows from operations or from a divestiture of assets. Decreases in liquidity could result from a weaker than expected cash flow from operations caused by lower subscriber numbers and lower demand for the services MIH Limited offers, from exchange rate fluctuations which have been and are expected to be significant, or from lower prices for its products. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could significantly reduce MIH Limited's liquidity resources.

          As part of the process of managing MIH Limited's mix of fixed and floating rate borrowings, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are considered based on expected movements in interest rates. The rapid depreciation of the Rand has caused the South African prime lending rate to increase significantly during fiscal 2002.

OBLIGATIONS AND COMMITMENTS

          The table below sets forth MIH Limited's obligations and commitments to make future payments under contracts and contingent commitments as of March 31, 2002.

                                                                       PAYMENTS DUE BY PERIOD

                                                                  WITHIN       WITHIN       WITHIN       AFTER 5
             CONTRACTUAL OBLIGATIONS                 TOTAL        1 YEAR     1-2 YEARS    2-5 YEARS       YEARS
                                                                        (U.S. $ IN THOUSANDS)
                                                  ------------------------------------------------------------------
Long-term debt                                         79,621       13,802          525       64,048         1,246
Program and film rights                                56,852       30,237       17,782        8,833             -
Capital lease obligations including interest          281,225       25,131       23,697       71,652       160,745
                                                  ------------------------------------------------------------------
Total                                                 417,698       69,170       42,004      144,533       161,991
                                                  ==================================================================

                                                              AMOUNT OF COMMITMENT EXPIRING PER PERIOD

                                                                  WITHIN       WITHIN       WITHIN        AFTER
          OTHER COMMERCIAL COMMITMENTS               TOTAL        1 YEAR     1-2 YEARS    2-5 YEARS      5 YEARS
                                                                        (U.S. $ IN THOUSANDS)
                                                  ------------------------------------------------------------------

Operating lease commitments                            60,570        16,166       13,383       22,606        8,415
Unused credit facilities                               55,227        15,360            -       36,500        3,367
Guarantees                                              8,907         6,227            -            -        2,680
Program and film rights                                77,573        11,817       16,294       28,813       20,649
Other commitments                                       9,332         9,332            -            -            -
                                                  ------------------------------------------------------------------
Total                                                 211,609        58,902       29,677       87,919       35,111
                                                  ==================================================================

CONTRACTUAL OBLIGATIONS

LONG-TERM DEBT

          At March 31, 2002, MIH Limited's long-term debt of U.S. $79.6 million consisted primarily of loans under the ABSA bank loan facility of U.S. $63.5 million and a liability of U.S. $13.3 million relating to the transfer of 28 million M-Net/SuperSport International shares into the Phutuma Futhi share scheme. MIH Limited may use a portion of the proceeds from the OpenTV disposition to repay some of its debt in the next fiscal year.

          The ABSA facilities comprise a term loan of U.S. $100 million and a guarantee facility of U.S. $15 million. MIH Limited has drawn U.S. $63.5 million under the ABSA bank loan facility, which amounts are repayable in July 2004 and bear interest at LIBOR plus 2%. A covenant in the loan facility requires the aggregate amount of one-third of the prevailing market value of the UBC shares held by MIH Limited, one-half of the prevailing market value of the Liberty Media Corporation shares held by MIH Limited and the cash deposited with ABSA as security in respect of the facility to at all times exceed the total amount of loans made and guarantees given under the facility. To prevent restrictions upon MIH Limited's ability to draw funds under the ABSA bank facility after the completion of the OpenTV transaction, MIH Limited granted security over the shares of Liberty Media Corporation common stock acquired by it in favor of ABSA in lieu of ABSA's prior security interest in the OpenTV shares held by MIH Limited. In addition, under the loan facility, MIH Limited has agreed that the net consolidated indebtedness of the MIH Limited group will not exceed 30% of the total consolidated market value of the group and that the consolidated financial indebtedness of the group will not exceed U.S. $300 million. A significant change in the market value of MIH Limited may result in it breaching these covenants.

          The Phutuma Futhi share scheme was established to increase ownership of M-Net and SuperSport International shares by previously disadvantaged groups in South Africa. On April 4, 1998 MIH Limited transferred 28 million of its shares in M-Net and SuperSport International into a trust for a consideration of U.S. $22.2 million. These shares represent approximately 50% of the shares in M-Net and SuperSport International held by MultiChoice Africa. The trust is consolidated for accounting purposes. The trust financed 90% of the consideration by way of bank borrowings, with participating purchasers from previously disadvantaged groups paying the remaining 10% of the purchase price.

          The initial maturity date of the loan has been extended from April 14, 2001 to October 15, 2002. The date on which purchasers have the right to acquire the shares has been extended to October 31, 2005. The purchasers have the right to acquire the shares by paying a designated exercise price. If on October 31, 2005 M-Net and SuperSport International's share price is less than the designated exercise price (and the purchasers, therefore, do not exercise their right to purchase the shares), MultiChoice Africa may be required to reacquire ownership of the M-Net and SuperSport International shares sold to the trust. M-Net and SuperSport International's current share price is less than the exercise price. MultiChoice Africa is currently finalizing the terms and conditions under which the right of purchasers to acquire shares under the scheme has been extended to October 31, 2005.

          The 28 million shares of M-Net and SuperSport International sold to the trust have been pledged as collateral for the bank borrowings and the banks have an option to put the shares back to MultiChoice Africa. With the extension of the maturity date of the loan, the bank lenders required additional security of 14,048,000 M-Net and SuperSport International shares and cash collateral of Rand 50 million. Under the terms of the sale agreement, the purchasers are entitled to vote the shares. MultiChoice Africa is entitled to receive any dividend paid prior to the original date of maturity. This liability plus accrued interest equaled U.S. $13.3 million at March 31, 2002 and was fully provided for on MIH Limited's balance sheet (to the extent of the accrued interest through such date).

          The liability in respect of the bank loan is denominated in Rand and is therefore revalued at the closing exchange rate at the end of each fiscal year. The liability in respect of the loan as of March 31, 2002 and March 31, 2001 was U.S. $13.3 million and U.S. $17.4 million, respectively. The cash consideration paid by the purchasers is accounted for as an option premium. The liability accrues interest until the redemption date of October 15, 2002 at an interest rate of 12.55%. The option premium is amortized to income over a three year period. MIH Limited continues to account for the 22.2% investment in M-Net and SuperSport International using the equity method. Subsequent to March 31, 2002, MIH Limited repaid to the bank 50% of the total loan amount outstanding in respect of the scheme. MIH Limited intends to repay the balance of the loan amount outstanding prior to October 31, 2002.

PROGRAM AND FILM RIGHTS

          Liabilities in respect of program and film rights decreased from U.S. $70.3 million at March 31, 2001 to U.S. $56.9 million at March 31, 2002. Program and film rights are non-interest bearing liabilities. As at March 31, 2002, amounts due in future fiscal years are U.S. $30.2 million in 2003, U.S. $17.8 million in 2004 and U.S. $8.8 million thereafter. The decline in amounts due in future years relates directly to the scaling back of the Greek business due to the launch of the competing pay-television platform in the Mediterranean region. Due to the uncertainty in this market, liabilities in respect of program and film rights may increase in the future due to increased activity and higher prices.

CAPITAL LEASE OBLIGATIONS

          Capital lease obligations increased by U.S. $52 million in fiscal 2002 to U.S. $281.2 million due mainly to the capitalization of the PAS 10 transponder lease during fiscal 2002. The transponder leases bear interest at rates ranging from 3.0% to 21.5% per annum. MIH Limited does not require any additional transponder capacity in the near future for its current operations.

COMMITMENTS

OPERATING LEASE COMMITMENTS

          MIH Limited leases certain land and buildings, machinery, furniture and equipment. The total lease commitment as of March 31, 2002 equaled U.S. $60.6 million.

UNUSED CREDIT FACILITIES

          At March 31, 2002 MIH Limited had unused overdraft borrowing facilities of U.S. $55.2 million. The facilities are short term in nature and must be renewed at least annually by the relevant banks. MIH Limited has pledged shares in the following companies as security for available lines of credit: Myriad International Holdings BV, MIH Sarl, Irdeto Access BV, Mindport BV, Myriad Holdings Africa BV, NetMed NV, Liberty Media Corporation and UBC.

GUARANTEES

          As of March 31, 2002 MIH Limited had given guarantees of U.S. $8.9 million in respect of office and hire rental contracts and in respect of broadcasting rights in Greece. Guarantees as of March 31, 2001 equaled U.S. $7.9 million.

PROGRAM AND FILM RIGHTS

          MIH Limited has entered into a number of contracts for the purchase of program and film rights in future years. As at March 31, 2002, MIH Limited's commitment to purchase program and film rights under these contracts equaled U.S. $77.6 million. The corresponding commitment as of March 31, 2001 to purchase program and film rights equaled U.S. $104.3 million.

OTHER COMMITMENTS

          Other commitments include contracts entered into for the purchase of set-top boxes valued at U.S. $2.6 million as of March 31, 2002 and commitments under capital expenditure contracts already in place of U.S. $6.7 million. The commitment to purchase set-top boxes as of March 31, 2001 was valued at U.S. $44.5 million. This decrease was due to a large outstanding order as of March 31, 2001 being filled shortly after the end of the 2001 fiscal year.

          Currently budgeted capital expenditure (including commitments under contracts already in place of U.S. $6.7 million) amounts to U.S. $17.2 million as at March 31, 2002. MIH Limited does not expect to incur any other significant additional capital expenditures during the next twelve months or the foreseeable period thereafter based on its current business plan.

          During the year ended March 31, 2002, MIH Limited's capital expenditure amounted to U.S. $36.0 million, a decrease of U.S. $10.3 million from U.S. $46.3 million for the year ended March 31, 2001. In each of fiscal 2001 and 2002, these capital expenditures related to acquisitions of computer equipment in the Subscriber Platforms - Internet segment. MIH Limited has finance lease commitments of U.S. $46.4 million, U.S. $43.3 million and U.S. $41.7 million in the years ended March 31, 2003, 2004 and 2005, respectively, for land and buildings, machinery, furniture and equipment and transponders and transmitters.

                         ACQUISITIONS AND DISPOSITIONS

YEAR ENDED MARCH 31, 2002

          In May 2001, MIH Limited acquired a 46.4% stake in Tencent (BVI) Limited, which is the operator of QQ , the instant-messaging platform in China, for a purchase price (including costs directly attributable to the acquisition) of U.S. $33.2 million in cash. Subsequent to this acquisition, MIH Limited provided additional cash funding of U.S. $1 million to QQ, in proportion to its shareholding. The purchase price was allocated to net tangible assets acquired of U.S. $4.1 million and goodwill of U.S. $29.9 million, which will be amortized over an estimated useful life of three years.

          In July 2001 OpenTV acquired a 100% interest in Static 2358 Limited (Static), a privately-held leading interactive television media and entertainment company. Under the acquisition agreement, OpenTV acquired all of Static's privately-held shares in a combined share and cash transaction. Static shareholders and optionholders received an aggregate amount of 2,719,048 OpenTV Class A ordinary shares with a value of U.S. $38.2 million at the acquisition date, and approximately U.S. $12.7 million in cash. The cash component included approximately U.S. $1.1 million in termination payments made to certain senior Static personnel whose employment was terminated in connection with the transaction. Pursuant to certain earn-out provisions contained in the Static acquisition agreement, the principal shareholders of Static received an additional consideration of 626,872 Class A ordinary shares which were issued in early 2002. Additional goodwill of U.S. $3.7 million was recorded based on the fair value of the shares at the date of the subsequent issuance. The total purchase consideration (including expenses of U.S. $1.5 million) was allocated based upon the fair value of the net assets acquired as follows: net liabilities (U.S. $5.5 million), intangible net assets, other than goodwill (U.S. $16.4 million) and goodwill (U.S. $45.2 million). The intangible assets are to be amortized over their estimated useful lives of three years and goodwill is to be amortized over its useful life of five years. The issuance of shares by OpenTV to acquire Static gave rise to a dilution loss of U.S. $2.9 million.

          During July 2001, MIH Limited disposed of its 100% interest in A-1 Net Holdings Limited (an Internet online service provider) and its wholly-owned subsidiary, M-Web Online Company Limited, for a total consideration of U.S. $1 million, resulting in a loss on disposal of U.S. $4.9 million.

          During July 2001, MIH Limited reduced its 40% interest in its joint venture, SOE International SA (a holding company of a Greek soccer team), which also owns AEK PAE and Basic Hellas SA, to a 15% direct holding in AEK PAE for no consideration. These shares were sold for no consideration because SOE International was sustaining losses, which were being funded in part by MIH Limited. MIH Limited impaired the carrying amount of its investment during March 2001 and recorded an impairment loss of U.S. $5.7 million. A net profit on disposal of U.S. $3.3 million was recorded mainly as a result of the release of the foreign currency translation reserve previously recorded. MIH Limited continues to have a 15% non-funding investment in AEK PAE. This interest has been accounted for using the equity method up until the date of the disposal of the shares in SOE International and as an investment at cost thereafter as MIH Limited no longer exercises significant influence over its operations. MIH Limited no longer has an obligation to fund any future losses of AEK PAE.

          During the 2002 fiscal year, MIH Limited advanced amounts totaling U.S. $15.9 million to its joint venture, M-Web Holdings, in the form of a bridging finance agreement. A mandatorily convertible preference share subscription agreement dated November 22, 2001 was entered into whereby the bridging finance agreement between M-Web Holdings and MIH Limited was converted into preference shares at a subscription price of 1.97 Rand per share. The maximum amount advanced was capped at U.S. $29.1 million. An additional 27.9 million preference shares were issued in February and March 2002 for consideration of U.S. $4.8 million. MIH Limited has accounted for its share of the equity losses in M-Web Holdings based on its new equity holding at the date of each subscription. MIH Limited's percentage interest has increased from 22.3% at March 31, 2001 to 41.0% at March 31, 2002. The convertible preference shares were converted into ordinary M-Web Holdings shares on April 1, 2002 and no further accounting adjustments are required for the conversion.

          In October 2001, MIH Limited's subsidiary NetMed NV, the holding company of the television subscription platform in the Mediterranean region, issued 622 Class E ordinary shares (representing a 5% interest in NetMed NV) to Antenna TV SA for a total consideration of U.S. $12.3 million. Antenna has the option to acquire an additional 10% interest within two years at fair value. This transaction resulted in a 4.16% dilution in MIH Limited's interest in NetMed, and MIH Limited recorded a consequent dilution gain of U.S. $11.9 million.

          During December 2001, MIH Limited disposed of its 100% investment in Eefoo.com (BVI) Limited, a Chinese Internet financial portal, which through its wholly-owned subsidiary, Eefoo.com (Mauritius) Limited, owns a 52.5% equity interest in Shanghai Eefoo Network Technology Development Company Limited. This investment was disposed of for a cash consideration of U.S. $250,000, resulting in a loss on disposal of U.S. $2.9 million.

          During March 2002, MIH Limited disposed of its 10% interest in 21 Vianet Inc., an Internet management company, for a consideration of U.S. $1 million, resulting in a loss on disposal of U.S. $5 million.

          On August 27, 2002, MIH Limited sold its 38.4% effective economic interest in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for a purchase price of approximately U.S. $46.2 million, before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. MIH Limited's interest in OpenTV was held through OTV Holdings Limited, a wholly-owned subsidiary of MIH Limited. Disposal costs are estimated to be

U.S. $15.0 million. In addition, upon the closing of the OpenTV transaction on August 27, 2002, MIH Limited obtained an option for long-term access in its operating territories to the Liberty Broadband Interactive Television interactive technologies in consideration for the payment of U.S. $17 million and MultiChoice Africa, a subsidiary of MIH Limited, paid U.S. $4.5 million to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. OpenTV's results have been included in MIH Limited's financial statements as discontinued operations. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction.

          MultiChoice Egypt, another business conducted in Egypt by MIH Limited, was liquidated with effect from March 31, 2002. Although the liquidation has not yet been completed, the remaining assets of MultiChoice Egypt were sold to Cable Network Egypt (CNE) in consideration for shares issued to MultiChoice Africa by CNE. This increased the MIH Limited group's ownership of CNE from 10.5% to 16.5%. During January 2002, MIH Limited disposed of its 45% interest in MultiChoice Middle East Inc., a television subscriber management company, resulting in a net profit of U.S. $2.0 million.

          On July 26, 2002, MIH Limited (through its subsidiary Myriad International Holdings BV) and Fidelity Management S.A. entered into a share subscription agreement and a share sale agreement under which Fidelity will acquire a 22% interest in NetMed NV, MIH Limited's pay-television subsidiary in Greece, for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. Fidelity is owned by affiliates of the shareholders of Alpha Digital Synthesis S.A., a company which recently established a competing pay-television service in Greece. The completion of this transaction was subject to the approval of the Greek Competition Committee. Myriad, Fidelity and NetMed did not receive the required approval from the Greek Competition Committee within the applicable period and MIH Limited accordingly believes that the subscription and sale agreements have ceased to have effect. The consequences, including litigation with Fidelity or Alpha Digital, likely to result from these developments are uncertain.

YEAR ENDED MARCH 31, 2001

          In March 2000, OpenTV signed a definitive agreement with Spyglass, Inc. to acquire all of Spyglass's outstanding common stock in a stock-for-stock transaction. The merger was consummated in July 2000. Spyglass shareholders received 0.7236 of one OpenTV Class A ordinary share in exchange for each share of Spyglass common stock, resulting in an aggregate of approximately 12.7 million Class A ordinary shares being issued in the transaction. OpenTV also reserved approximately 2.5 million additional Class A ordinary shares for issuance upon the exercise of stock options and warrants of Spyglass that were assumed by OpenTV in the merger. As of December 31, 2001, 1,110,640 Class A ordinary shares remained reserved for issuance under the assumed options plans. The decrease was due to stock option exercises and cancellations arising from termination of employment. The goodwill arising on this transaction amounted to U.S. $785.5 million based on an appraisal, which will be amortized over its estimated useful life of five years. The issue of shares by OpenTV to acquire Spyglass gave rise to a dilution gain of U.S. $393.7 million.

          During September 2000, MIH Limited acquired an additional 365,460 shares in OpenTV for cash consideration of U.S. $19.4 million, giving rise to goodwill on acquisition of U.S. $13 million.

          In November 2000, OpenTV, Inc. acquired CableSoft Corporation in a stock-for-stock transaction in exchange for 1,429,564 OpenTV Class A ordinary shares. The value of these shares at the acquisition date was U.S. $36.5 million. In addition, certain CableSoft options were acquired in connection with the transaction, increasing the purchase consideration to U.S. $40 million. The purchase price, including expenses, has been allocated to intellectual property rights (U.S. $4.4 million) and goodwill (U.S. $35.6 million), based upon an appraisal of the fair market value of the assets acquired. The intangible assets are amortized over five years. The issue of shares by OpenTV to acquire CableSoft gave rise to a dilution gain of U.S. $6.6 million.

          In November 2000, OpenTV, Inc. established a co-owned venture with General Instrument Corporation (GIC), named Spyglass Integration, Inc., for the purpose of providing integration, testing and development services to digital cable and satellite operators. OpenTV contributed 370,858 Class A ordinary shares for a 90% interest in the venture, which shares were then transferred to GIC in exchange for a three-year license of certain GIC patents on a royalty-free, worldwide, non-exclusive basis. This amount is included in MIH Limited's balance sheet as intellectual property rights and is amortized over three years. The issuance of shares by OpenTV to acquire Spyglass Integration, Inc. gave rise to a dilution gain of U.S. $1.7 million.

          By virtue of the merger with Spyglass, OpenTV acquired Spyglass's entire interest in Spyglass DSIC, Inc., known as "Acadia", a co-owned venture between Spyglass and GIC. In accordance with the terms of the venture's operating agreement, the completion of the Spyglass merger enabled GIC to exercise an option to purchase Spyglass's interest in Acadia. GIC exercised this option, and during November 2000 a definitive stock purchase agreement was entered into with GIC providing for the sale of Spyglass's interest in the venture to GIC for a purchase price of U.S. $4.6 million. The sale was completed during January 2001.

          In February 2000, OpenTV entered into an agreement with EchoStar Communications Corporation, EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively referred to as EchoStar) to develop a low-cost, hard-drive set-top box. OpenTV purchased 50% of the shares in OpenStar from ECC in exchange for 2,252,252 OpenTV Class A ordinary shares and the contribution of certain OpenTV intellectual property to OpenStar. Those shares were released from escrow in December 2000, when EchoStar had met certain milestones relating to the deployment of OpenTV enabled set-top boxes. The value recorded for those shares was the market price of Class A ordinary shares on the date the shares were released from escrow being U.S. $38 million, and was allocated to technology rights.

          During September 2000, MIH Limited acquired the minority interest in Mindport Holdings Limited and settled the purchase consideration of U.S. $24.2 million by exchanging OpenTV shares with a market value of U.S. $23.4 million and paying cash of U.S. $0.8 million. The transaction has been accounted for as a purchase and sale, resulting in goodwill on acquisition of U.S. $16.4 million and a dilution gain of U.S. $16.7 million.

          During the fiscal year 2001, MIH Limited increased its holding in M-Web Holdings by 6.5% to 22.3% for a cash consideration of U.S. $6.6 million. The excess of MIH Limited's equity investment over the fair value of the net assets acquired, amounting to U.S. $4.8 million, was allocated to goodwill, and is amortized over its estimated useful life of five years.

          In April 2000, MIH Limited acquired an 100% interest in A-1 Net (Holdings) Limited and its wholly-owned subsidiary, M-Web Online Company Limited for a cash consideration of U.S. $1.5 million and the issue of 11,226,528 M-Web China (BVI) Limited `A' ordinary shares with a par value of U.S. $1 per share. The purchase consideration of U.S. $12.7 million was allocated to intangible assets and goodwill and amortized over its estimated useful life of three years.

          In May 2000, MIH Limited acquired a 10% interest in 21 Vianet, Inc. for a cash consideration of U.S. $6 million.

          MultiChoice Cyprus Limited (MCC) was listed on the Cyprus Stock Exchange in July 2000. A total of 29,096,582 shares (38.38%) of the outstanding shares were offered to the public, resulting in a dilution of MIH Limited's effective interest in MCC from 51% to 35.21%. The proceeds from the offering were U.S. $4.2 million. A profit on dilution of U.S. $4.2 million was recorded.

          In November 2000, MIH Limited diluted its interest in NetMed NV (the holding company of the Mediterranean television subscription platform business) from 100% to 88.81% through the issuance of NetMed NV shares to Global Finance Investors II LP for U.S. $25 million in cash. This transaction gave rise to a dilution gain of U.S. $23.8 million.

          In December 2000, Noochee Solutions Inc. contributed all its assets and certain of its liabilities to Mindport IBS Limited, a newly formed company, and MIH Limited contributed all the Integrated Business Systems BV shares owned by MIH Limited and U.S. $15 million cash to Mindport IBS Limited. As a result of these transactions, MIH Limited owned 70% and the former Noochee shareholders owned 30% of Mindport IBS Limited.

The transaction was accounted for as a purchase under the business combination rules, with Noochee being the acquired entity. The fair values of the net assets acquired amounted to U.S. $15 million.

          In February 2001, MIH Limited acquired an additional 4% interest in NetMed Hellas SA (a channel company in the Mediterranean region) for U.S. $7.5 million, increasing its interest to 100%. The purchase consideration was satisfied through the issuance of 459,770 of MIH Limited's Class A ordinary shares. The purchase consideration has been allocated to goodwill.

YEAR ENDED MARCH 31, 2000

          In April 1999, MIH Limited completed an initial public offering of 10,435,000 MIH Limited Class A ordinary shares, including shares issued pursuant to the exercise of over-allotment options, for net proceeds of approximately U.S. $171.6 million. The proceeds of the offering were partially used to repay U.S. $56 million of debt. The remainder was maintained for future development of MIH Limited's Internet subscriber and technology businesses and for future acquisitions.

          In April 1999, MIH Limited invested an additional U.S. $4.8 million cash in OpenTV, Inc. As the cash was injected pro rata to the shareholders' respective shareholdings, it had no effect on MIH Limited's proportionate interest in OpenTV, Inc. OpenTV, an international company registered in the British Virgin Islands, was formed as a holding company to own the shares of OpenTV, Inc. Pursuant to a reorganization that occurred in October 1999, MIH Limited exchanged its shares of common stock in OpenTV, Inc. for ordinary shares in OpenTV. In November 1999, OpenTV completed an initial public offering of its ordinary shares, listing its ordinary shares on both Nasdaq and Euronext. As part of the IPO, convertible preference shares issued by OpenTV in a private placement in October 1999 were converted into ordinary shares. OpenTV entered into a strategic agreement with GIC and, in connection with this agreement, agreed to issue warrants to GIC to purchase up to 700,000 ordinary shares of OpenTV. These warrants will vest if and when GIC satisfies certain performance goals. As of March 31, 2002, 75% of these warrants have vested. After OpenTV's IPO and the conversion of preference shares, MIH Limited remained the largest shareholder with 30.6 million of OpenTV's outstanding shares. The dilution of MIH Limited's interest gave rise to a gain of U.S. $98.6 million.

          In July 1999, MIH Limited acquired a 40% interest in SOE International SA (SOE), which owns 78.4% of AEK PAE and 100% of Basic Hellas SA, for U.S. $6.6 million. The excess of the purchase price over the net liabilities acquired was allocated to goodwill and amounted to U.S. $18.1 million. MIH Limited also has an obligation under a shareholders' agreement to fund SOE up to an amount of U.S. $18 million. On March 31, 2000, MIH Limited had advanced a loan of approximately U.S. $10.3 million in partial satisfaction of this obligation. This acquisition was accounted for under the equity method.

          In August 1999, MIH Limited sold its indirect 20% interest in, and certain loans to, Orbicom (Proprietary) Limited to MIH Holdings. MIH Holdings already held 80% of the shares in Orbicom. MIH Holdings sold 100% of the shares in Orbicom to M-Cell Limited (a holding company of a leading cellular service provider in South Africa) for 23,952,096 M-Cell shares with a market value of U.S. $39 million. Of this total consideration, U.S. $20.6 million was allocated to MIH Limited in the form of 4,432,273 shares in M-Cell with a market value of U.S. $7.2 million and a U.S. $13.4 million note receivable from MIH Holdings. The consideration received, after allocating U.S. $6 million to settle the loan claims, gave rise to a profit on sale of Orbicom of U.S. $15 million, as the carrying value of the Orbicom investment was recorded at no value in MIH Limited's accounting records.

          MIH Limited acquired a 7.0% interest in M-Web Holdings for a cash consideration of U.S. $16.5 million, following the delinking of M-Web Holdings' shares from MIH Holdings on August 2, 1999. On September 30, 1999, MIH Limited acquired an additional 3.4% interest by exchanging its holding of 4,432,273 shares in M-Cell for 13,930,000 shares in M-Web Holdings. In February and March 2000, MIH Limited acquired an additional 5.4% interest in M-Web Holdings, bringing its total interest up to 15.8%. The excess of MIH Limited's equity investment over the fair value of the net assets acquired, amounting to U.S. $28.8 million, was allocated to goodwill, and is amortized over its estimated useful life of five years. MIH Limited entered into a joint voting pool agreement with Naspers, which was renewable on an annual basis, to manage the operations of M-Web Holdings. This agreement has now expired. The investment in M-Web Holdings is a joint venture because of the joint control that MIH Limited and Naspers exercise in the financial and operating policies of M-Web Holdings and is therefore accounted for by MIH Limited using the equity method.

          In February 2000, MIH Limited, through a wholly-owned subsidiary, acquired a 75% interest in Internet Knowledge Service Centre Company Limited
(IKSC) for a cash consideration of U.S. $25 million. IKSC has a 53.5% interest in KSC Commercial Internet Company Limited (KSC Comnet), a joint venture with the Communications Authority of Thailand. The excess of the purchase consideration over the fair value of the net assets acquired of U.S. $23 million has been allocated to goodwill.

                           U.S. GAAP RECONCILIATION

          There are significant differences between IAS and U.S. GAAP. The principle differences between IAS and U.S. GAAP relating to MIH Limited's consolidated financial statements as of and for the years ended March 31, 2002 and 2001 include:

          ACQUISITION OF SPYGLASS. Under IAS, the value of shares issued as consideration for the Spyglass acquisition was measured using the market value of the respective shares on the consummation dates of the transactions. Under U.S. GAAP, the value of the shares issued is measured using the average market value of the shares a few days before and after the announcement date. In addition, under U.S. GAAP, the fair value of the options issued is based on the fair value of the options on the acquisition date.

          IMPAIRMENT OF GOODWILL. Under IAS, a goodwill impairment charge was recorded for the year ended March 31, 2002 that related solely to OpenTV. After the impairment charge, the net assets of OpenTV were reduced to their expected net selling price. Under U.S. GAAP, the amount of the impairment charge represents the difference between the expected discounted cash flows and the U.S. GAAP carrying value of OpenTV.

          ADJUSTMENT TO DILUTION (LOSSES)/GAINS. Under IAS, dilution (losses)/gains were recorded if the value received for the issuance by subsidiaries of shares to third parties was (less than)/greater than the carrying value prior to the transaction. Under U.S. GAAP, the calculation of the dilution gain or loss is determined using the carrying value of the subsidiaries' net assets on a U.S. GAAP basis.

          Refer to note 38 of MIH Limited's consolidated financial statements and related notes included elsewhere in this annual report for the effect of the above IAS and U.S. GAAP differences, as well as other less significant differences, on the consolidated net (loss)/income and total shareholders' equity as of and for the years ended March 31, 2002, 2001 and 2000.

                                   INFLATION

          Inflation in South Africa has decreased significantly during the last ten years. The inflation rate as of March 31, 2002 was 6.6% and as of September 30, 2002 was 11.8%. The stated intention of the South African Reserve Bank is to reduce South Africa's inflation rate to between 3% and 6%. However, South Africa's inflation rate is still above the levels of inflation that exist in many other countries. MIH Limited's operations have not in recent years been materially adversely affected by inflation.

                             ENVIRONMENTAL MATTERS

          MIH Limited is not aware of any environmental claims pending or threatened against it. In addition, MIH Limited does not believe it is subject to any material environmental remediation obligations. See the discussion in "4.D. Property, Plants and Equipment--Environmental Matters".

                    INITIAL ADOPTION OF ACCOUNTING POLICIES

          MIH Limited adopted for the first time during the 2002 fiscal year the new accounting standards for financial instruments promulgated under both IAS and U.S. GAAP. The adoption of these standards has effect from April 1, 2002.

          The cumulative effect of adopting IAS 39, "Financial Instruments:
Recognition and Measurement" resulted in an adjustment to opening equity of U.S. $8.4 million, which was split between the fair value of cash flow hedges of U.S. $7.1 million (recorded as an adjustment to hedging reserve) and the fair value of fair value hedges of U.S. $1.3 million (recorded as an adjustment to accumulated loss).

          Under U.S. GAAP, in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", the cumulative effect of the change in accounting principle related to the fair value of cash flow hedges was recorded as a cumulative effect change in other comprehensive income, whereas the cumulative effect of a change in an accounting principle related to the fair value of fair value hedges was recorded in the determination of net loss as a cumulative effect of a change in an accounting principle.

          Under both IAS and U.S. GAAP, the adoption of the new accounting standard gave rise to the recognition of derivative assets of U.S. $7.1 million and an increase in the carrying value of associates of U.S. $1.3 million at April 1, 2001.

          For the year ended March 31, 2002, MIH Limited recorded a charge to current earnings of U.S. $6.4 million and a gain of U.S. $18.2 million to other comprehensive loss for its hedged items.

          Certain of the derivative instruments which are held by associates which are accounted for using the equity method have not initially qualified as hedge instruments based on the upfront documentation requirements of the standards.

                       NEW ACCOUNTING STANDARDS

IAS

          IAS 40 "Investment Property" has been published by the International Accounting Standards Board (IASB). It prescribes the accounting treatment for investment property and related disclosure requirements. It replaces previous requirements in IAS 25 "Accounting for Investments", under which an enterprise was permitted to choose from a variety of accounting treatments for investment property. Investment property is defined in IAS 40 as property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business. IAS 40 permits enterprises to either (1) measure investment property at fair value, with changes in fair value recognized in the income statement or (2) measure investment property at depreciated cost (less any accumulated impairment losses). An enterprise that chooses the cost model should disclose the fair value of its investment property. IAS 40 is not expected to have a material impact on MIH Limited.

U.S. GAAP

          In July 2001 the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and requires the purchase method of accounting for all business combinations initiated after June 30, 2001. It prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. SFAS 142 requires that goodwill will no longer be amortized over its estimated useful life. MIH Limited must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Additionally, MIH Limited will need to reassess the useful lives of existing recognized tangible assets. Intangible assets deemed to have indefinite lives will no longer be amortized, and will instead be tested annually for potential impairment. Separate intangible assets with finite lives will continue to be amortized over their useful lives. MIH Limited is required to adopt SFAS 142 as of April 1, 2002. The first step of the initial test for impairment must be completed within six months of adopting the standard, with any initial impairment charges finalized no later than March 31, 2003 and reflected as a cumulative effect of accounting change. Any impairment charges not arising as a result of the transitional impairment test during fiscal year 2003 or in subsequent years would be recorded in operating results.

          The first step of the initial test for impairment in accordance with SFAS 142 requires a comparison for each of MIH Limited's reporting units of the fair value of each unit with the carrying amounts of net assets including goodwill. If the carrying amount exceeds a unit's fair value, the second step of the impairment test is performed to measure the amount of the impairment loss, if any. Based on the preliminary completion of this first step, it is anticipated that a goodwill impairment loss under U.S. GAAP may have to be recorded. While the determination of the amount of this impairment is not expected to be finalized until the fourth quarter of fiscal year 2003, MIH Limited currently estimates that a total pre-tax charge of approximately U.S. $17 million to U.S. $35 million may be required with no impact on cash flows. As of March 31, 2002, MIH Limited had unamortized goodwill reported in accordance with U.S. GAAP of U.S. $764.2 million, of which approximately U.S. $684 million was related to OpenTV, which was sold subsequent to year-end. Total amortization expense of goodwill was U.S. $586.2 million for the year ended March 31, 2002, which will not be incurred in fiscal 2003 under U.S. GAAP.

          In July 2001, the Financial Accounting Standards Board issued SFAS No.143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". This standard will be adopted by MIH Limited for the year ending March 31, 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. MIH Limited has not yet assessed whether adoption of the standard will have a material effect on its results of operations and financial position.

          In October 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This standard will be adopted by MIH Limited for the year ending March 31, 2003. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 applies to all long-lived assets, including discontinued operations. The standard develops one accounting model for long-lived assets that are to be disposed of by sale, and addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be sold be valued at the lower of book value or fair value less costs incurred to sell such assets. MIH Limited has not yet assessed whether adoption of the statement will have a material effect on its results of operations and financial position.

          In November 2001, the Financial Accounting Standards Board Emerging Issues Task-Force (EITF) reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF 00-14, 00-22 and 00-25. EITF Issue 01-09 presumes consideration from a vendor to a customer or reseller of the vendor's products to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless the consideration relates to a separate identifiable benefit and the benefit's fair value can be established. This Issue will be effective for MIH Limited beginning April 1, 2002. The adoption of this Issue will not have a material effect on MIH Limited's results of operations or financial position.

          In April 2002, the Financial Accounting Standards Board issued SFAS 145, "Rescission of SFAS 4", "Reporting Gains and Losses from Extinguishment of Debt", SFAS 44, "Accounting for Intangible Assets of Motor Carriers'" and SFAS 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements,
Amendment of SFAS 13, "Accounting for Leases" and "Technical Corrections as of April 2002". This standard rescinds SFAS 4, SFAS 44 and amends SFAS 64 and SFAS
13. SFAS 13 has been amended to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This standard also amends other existingauthoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This standard will be adopted by MIH Limited for the year ending March 31, 2003. MIH Limited has not yet assessed whether adoption of the statement will have a material effect on its results of operations and financial position.

5.C.   RESEARCH AND DEVELOPMENT

          MIH Limited expenses research and development costs in the financial period during which they are incurred. The amounts spent by MIH Limited on research and development do not materially affect MIH Limited's results of operations.

5.D.   TREND INFORMATION

          MIH Limited group revenue has been affected by the economic slow down which has negatively impacted households' purchasing power and general consumer confidence. MIH Limited expects this trend to continue until such time as general economic conditions become more favorable. Also see the discussion on general economic trends and the recent global economic downturn discussed under "Item 3.D. Risk Factors".

          The growth rate in subscribers to MIH Limited's television platforms has slowed during the past year. Total subscribers (excluding the subscribers from MultiChoice Middle East) increased from 2,007,000 at March 31, 2001 to 2,011,000 at March 31, 2002. The number of subscribers to MIH Limited's analog service continues to decrease. However, migration of subscribers from MIH Limited's analog service to its digital service has increased the number of subscribers to MIH Limited's digital platforms. Digital subscriber numbers now significantly exceed analog subscriber numbers. The MIH Limited group derives a higher revenue and profit margin per subscriber from digital subscribers than from analog subscribers. Accordingly, increasing the number of digital subscribers as a proportion of total subscribers improves the profitability of MIH Limited's pay-television operations. However, the migration rate from analog to digital service will slow as fewer subscribers remain on analog service. This may cause the digital subscriber base to grow at a slower rate than it has in the past.

          In the Mediterranean region, the broadcast television business tends to be seasonal, with a significant decrease in viewership occurring in the summer, when Greek viewers traditionally enjoy outdoor activities and travel, and when the soccer and basketball seasons have ended. The launch of a competing platform by Alpha Digital, which caused turbulence and confusion in the market, resulted in a decline of 61% to 165,000 households in the analog subscriber base between March 31, 2001 and March 31, 2002. However, Nova (the digital television service) maintained its leading position in the region by adding 31,042 digital subscribers to end the 2002 fiscal year having 101,313 subscribers. The launch of the competing platform resulted in a decline in revenue from the region from U.S. $149.3 million for the year ended March 31, 2001 to U.S. $133.6 million for the year ended March 31, 2002 and has delayed MIH Limited's Greek operations achieving profitability. The impact of Alpha Digital's entry into the Greek pay-television market was to increase programming and content costs and to decrease MIH Limited's subscriber numbers.

          The economic slowdown also has had an impact on the advertising revenue received by MIH Limited's television and Internet platforms. MIH Limited is also finding that broadcast rights to major sports events are becoming more expensive to obtain, as competition for these rights intensifies. Political and regulatory pressures are making it increasingly difficult to maintain exclusive rights to sports programming. Advertising revenues from television increased during the 2002 fiscal year by 9.4% to U.S. $5.2 million, which contributed significantly to the overall increase in advertising revenue. Television advertising revenue is expected to remain stable in the foreseeable future. Advertising revenues from the Internet were insignificant in the 2002 fiscal year and there is currently no indication that such revenue will become a meaningful contributor to MIH Limited's revenue in the future.

         Although the growth in e-commerce revenues experienced by MIH Limited's Internet platforms is encouraging, total e-commerce revenues remain low. MIH Limited expects e-commerce revenues to remain low until the general economic climate improves and user acceptance of e-commerce initiatives to accelerate.

          A substantial portion of MIH Limited's revenue is denominated in the currencies of the countries in which MIH Limited operates. These currencies continue to depreciate against the U.S. dollar, the reporting currency of the MIH Limited group. Accordingly, the U.S. dollar equivalent of the revenue MIH Limited generates in currencies other than the U.S. dollar continue to be adversely affected by the depreciation of the relevant exchange rate.

          Mindport, MIH Limited's broadband development initiative subsidiary, was discontinued due to the slow down in the roll-out of broadband capacity in the United States and the collapse of many of its potential customers. Irdeto Access' business has increasingly focused on software and it is expected that revenue from the sale of analog components and CAMS will continue to decline.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


6.A.    DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth certain information with respect to MIH Limited's directors, executive officers and other key personnel as of September 30, 2002:

NAME                  AGE POSITION
----                  --- --------
Theunissen Vosloo     65  Chairman of the Board of Directors
Jacobus D.T. Stofberg 51  Chief Executive Officer and Director
Jacobus P. Bekker     49  Director
A. Andre Coetzee      50  General Counsel and Director
Georges Gard          41  Director
Stephan J.Z. Pacak    47  Director
Roberto R. Romulo     63  Director
Antonie A. Roux       44  Chief Executive - Internet Operations and Director
Mark R. Sorour        40  Director of Corporate Finance and Investor Relations
Jan Steenkamp         40  Director
J. James Volkwyn      44  Chief Executive - PayTV Platforms and Director
Stephen F. Ward       48  Chief Financial Officer and Director

          Messrs. Vosloo, Stofberg, Bekker, Coetzee, Hawinkels (who resigned on March 28, 2002), Pacak, Romulo, Rosenzweig (who resigned on August 31, 2002), Raduchel (who resigned on May 2, 2002), Roux, Volkwyn, Sorour, Steenkamp and Ward are referred to herein as the "named directors and officers".

          THEUNISSEN VOSLOO has been MIH Limited's chairman of the board of directors since August 1993. Mr. Vosloo is also currently the non-executive chairman of the board of directors of MIH Limited and holds a variety of other chairmanships among the MIH Limited group of companies. In 1984, Mr. Vosloo assumed the position of managing director at MIH Limited and then served as the executive chairman from September 1992 until September 1997. Mr. Vosloo is also chairman of the board of directors of MIH Holdings and M-Net Ltd.

          JACOBUS D.T. STOFBERG has been MIH Limited's chief executive officer and a director since September 1998. Mr. Stofberg is one of the original members of the MIH Holdings management team and has also held a variety of positions within the MIH Holdings group of companies, including that of chief operating officer since 1985. Before joining MIH Limited in September 1998, Mr. Stofberg was a director of NetHold, MIH Limited's previous joint venture, and held a variety of directorships within the NetHold group of companies.

          JACOBUS P. BEKKER has been one of MIH Limited's directors since September 1998. Mr. Bekker led the founding team of MIH Holdings in 1985 and Mr. Bekker has held a variety of positions within the MIH Holdings group of companies since that time. Mr. Bekker was CEO of MIH Holdings until 1997, when he became the managing director of Naspers Limited. He is also currently the chairman of the board of directors of M-Web Holdings, and a director of MIH Holdings, SuperSport International and M-Net. Mr. Bekker is also a director of a number of South African print media companies and served as a director of NetHold from September 1995 to April 1997.

          A. ANDRE COETZEE has been the MIH group general counsel and director since June 1999. Before joining the group, Dr. Coetzee was a partner of Mallinicks Attorneys, from 1984 until 1992, in Cape Town, South Africa, and since then, in London. Dr. Coetzee has been an adviser to the MIH group and associated companies since 1985.

          GEORGES GARD is a partner at Fidutec Fiduciaire SA, Geneva and is responsible for accounting, payroll services and corporate administration. Prior to joining Fidutec, Mr. Gard was an auditor with Ernst & Young in Zurich and in Geneva. He is a member of the Swiss Institute of Certified Accountants and Tax Consultants (Chambre Fiduciaire Suisse).

          STEPHAN J.Z. PACAK joined MIH Limited as a director in March 1996. Mr. Pacak was the chief financial officer of MIH Holdings from November 1993 to January 1998 and has held a variety of executive positions within the MIH Holdings group of companies. Mr. Pacak joined M-Net Limited in 1988 as chief financial officer. In addition to being a director of MIH Holdings, Mr. Pacak is also a director of MIH Limited, M-Net, M-Web Holdings, SuperSport International and a number of South African print media companies. Mr. Pacak also previously served as a director of MultiChoice Africa.

          ROBERTO R. ROMULO joined the board of MIH Limited in November 2000. Mr. Romulo is currently the Chairman of Equitable Card Network Incorporated, the dominant credit card company and largest electronic network in the Philippines. He is also the Chairman of Interpharma Investments Ltd, the holding company of the Zuellig Pharma related companies, which market and distribute Pharmaceutical products of multinational companies in the Asia-Pacific Region. In May 2000, he was appointed Chairman of Philam Insurance Inc. (the AIG subsidiary for non-life assurance). Mr. Romulo started his professional career as a trainee in the IBM Corporation in New York in 1965 where, over the following 25 years, he held various marketing and general management positions in New York, the Philippines and Thailand. From 1989-1992 he was appointed Philippine Ambassador to Belgium, Luxembourg and the European Communities until he was appointed Foreign Minister in 1992. In 1995, he returned to the private sector taking up board positions with the Philippine Long Distance Telephone Company and San Miguel Corporation. Mr. Romulo holds an AB in Political Science from Georgetown University and a Bachelor of Laws from Ateneo De Manila University. He was recently appointed to the "pro-bono" position of Senior Advisor on International Competitiveness to President Gloria Macapagal-Arroyo.

          ANTONIE A. ROUX joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, Mr. Roux was appointed chief executive officer of M-Web Holdings. Currently, he is chief executive officer of internet operations, a position he has held since 2002. Mr. Roux was appointed a director on March 28, 2002.

          MARK R. SOROUR is director of corporate finance and investor relations. Mr. Sorour was appointed to the board of MIH Limited as an alternate director in March 2001 and as a director on August 31, 2002. He has been with the company for six years and in various capacities has been responsible for investor relations and business development. Prior to joining the Group, Mr. Sorour was an investment banker with Hill Samuel and French bank Banque Indosuez. He previously held various positions in the audit and corporate finance division of PricewaterhouseCoopers Inc.

          JAN W. STEENKAMP has served as president and chief executive officer of OpenTV since August 1997 and as a director of OpenTV since May 1999 until August 2002. From 1985 until he joined MIH Limited in 1997, Mr. Steenkamp held a variety of management positions within the MIH Holdings group of companies. He was the commercial director of Irdeto Consultants, a Netherlands-based subsidiary of MIH Limited that develops digital conditional access and subscriber management systems. During his time at Irdeto Access, Mr. Steenkamp managed business and product development as Irdeto grew from 50 to 250 employees.

          J. JAMES VOLKWYN has been the chief executive officer of MIH Limited's television operations since January 2000. Before MIH Limited reorganized its management structure, Mr. Volkwyn had served as the chief executive officer of MultiChoice Africa since September 1997. Mr. Volkwyn also currently serves as a director of MultiChoice Africa. Mr. Volkwyn was the chief operations officer (excluding South African operations) and finance manager of MultiChoice Africa from January 1996 to September 1997, and finance manager of MultiChoice Africa from January 1993 to December 1995.

          STEPHEN F. WARD joined MIH Limited on January 1, 2000 as a director and chief financial officer. Before joining MIH Limited, Mr. Ward was a senior partner with PricewaterhouseCoopers in the Netherlands where during his thirteen years as a partner he was involved in advising multinational, publicly traded companies as well as serving in various management positions. Mr. Ward is a fellow of the Institute of Chartered Accountants in England and Wales and a Dutch Registered Accountant. Mr Ward also currently serves as a director of MIH Holdings and as an alternate director on both SuperSport International and M-Net.

          As stated above, Mr. Hawinkels resigned as a director during the 2002 fiscal year and Messrs. Rosenzweig and Raduchel resigned as directors subsequent to the end of the 2002 fiscal year.

          The business address of MIH Limited's directors and officers is MIH Limited's registered office: Abbott Building, Main Street, Tortola, Road Town, British Virgin Islands.

6.B.   COMPENSATION OF DIRECTORS AND OFFICERS

          The amounts listed in this Item 6.B. include amounts paid to Messrs. Hawinkels (who resigned on March 28, 2002), Rosenzweig (who resigned on August 31, 2002) and Raduchel (who resigned on May 2, 2002) during the 2002 fiscal year.

          The aggregate salary and related benefits compensation paid by MIH Limited and its subsidiaries to the named directors and officers as a group during the fiscal year ending March 31, 2002, was approximately U.S. $3.466 million.

          The aggregate bonus compensation paid by MIH Limited and its subsidiaries to the named directors and officers as a group during the fiscal year ending March 31, 2002 was approximately U.S. $0.05 million.

          The aggregate amount set aside by MIH Limited and its subsidiaries to provide pension, retirement and similar benefits to the named directors and officers as a group during the fiscal year ending March 31, 2002 was approximately U.S. $0.31 million.

MIH LIMITED SHARE INCENTIVE SCHEME

          Pursuant to the deed constituting the MIH Limited Share Trust, MIH Limited established the MIH Limited share scheme on March 25, 1999 and appointed trustees to administer the share scheme. MIH Limited may allocate to the MIH Limited Share Trust a number of Class A ordinary shares which represents, in aggregate, no more than 10% of the total issued share capital of MIH Limited. Voting control for the MIH Limited share trust is exercised by the trustee who is independent of the Naspers group. Class A ordinary shares which are allotted to the Trust for the purpose of the share scheme become "scheme shares" and an amount equal to the total consideration payable in respect of the scheme shares is advanced by MIH Limited to the Trust as an interest free loan. Under the share scheme, the trustees offer or grant options in respect of scheme shares to selected employees at a price set by the trustees. The employees are selected and the number of shares is determined by the compensation committee of the MIH Limited board, which advises the trustees accordingly.

          Each offer sets forth the terms on which it may be accepted. The time period for acceptance is usually within 14 days from the date of the offer, and the maximum period which may be allowed for the payment of the purchase price is 5 years and 105 days from the effective date of the offer (where a beneficiary is a resident, for taxation purposes, in the Netherlands) or not later than 10 years after the effective date of the offer (in the case of all other beneficiaries). Under the share scheme, the purchase price may not be paid before the third and fourth anniversaries, respectively, of the date on which the offer was made and then not in respect of more than one third and two thirds respectively of the shares subject to the offer. After the fifth anniversary of the offer date, the purchase price may be paid in respect of all the shares subject to the offer. The trustees may, however, in their discretion allow earlier payment dates.

          Similarly, each option sets out the terms on which it may be exercised. The maximum period which may be allowed for the exercise of an option is 5 years and 105 days from the date the option was granted (where the beneficiary is a resident, for taxation purposes, in the Netherlands) or not later than 10 years after the date the option was granted (in the case of all other beneficiaries). However, options are generally exercisable immediately on (or within a short period after) the date on which they were granted. The implementation of the resulting contract (being the payment of the purchase price against delivery) may not be effected before the third and fourth anniversaries, respectively, of the grant date and then not in respect of more than one third and two thirds respectively of the shares subject to the option. After the fifth anniversary of the option date, the contract may be implemented in respect of all the shares subject to the option. The trustees may, however, in their discretion allow earlier implementation.

          The trustees may at any time, with the agreement of the beneficiaries, cancel any acquisition of scheme shares to the extent that delivery of the scheme shares has not yet occurred. In circumstances where the acquisition price (as defined in the share scheme) of scheme shares is substantially higher than the current market price thereof (as is currently the case), the trustees may in their discretion determine that the current awards no longer serve as an incentive to beneficiaries and that they should be cancelled as permitted by the share scheme. MIH Limited also may grant options under a new incentive scheme at the then current market price. While no such decision has yet been made in respect of the MIH Limited share scheme, MIH Limited and its parent companies are in the process of reviewing their existing share schemes and may create new share schemes with different terms from the existing share schemes.

          As of March 31, 2002, the named directors and officers (excluding Mr. Hawinkels) had accepted options to purchase a total of 1,648,309 MIH Limited Class A ordinary shares under the MIH Limited share incentive scheme at purchase prices ranging between U.S. $3.85 and U.S. $34.875, being the market values of the applicable shares on the days on which the offers were made to such persons.

DIRECTORS' STOCK OPTION PLAN

          On October 4, 1999, MIH Limited adopted a Directors' Stock Option Plan (the "Plan") to provide incentives to attract and retain highly competent persons to serve as directors on MIH Limited's board. By providing MIH Limited's directors with opportunities to acquire a proprietary interest in MIH Limited by the grant of nonqualified stock options which may result in their ownership of MIH Limited's Class A ordinary shares, MIH Limited hopes to induce them to represent shareholders' interests as they oversee MIH Limited's general operations. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the Plan.

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

          MIH Limited's board of directors is responsible for administering the Plan; however, any or all of the board's authority under the Plan may be delegated to a committee of one or more directors. The administrator of the Plan is either the board of directors or, if the board has delegated its authority under the Plan, the committee. Each option granted under the Plan is evidenced by an option agreement. Options may only be granted to a participating director who is not also an employee.

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

          Upon exercise of a stock option, the purchase price will be payable in full in cash or its equivalent acceptable to MIH Limited. In the discretion of the administrator, the purchase price may be paid by the assignment and delivery to MIH Limited of Class A ordinary shares or a combination of cash and shares equal in value to the exercise price. Any shares so assigned and delivered to MIH Limited in payment or partial payment of the purchase price will be valued at their fair market value on the exercise date.

          The stock option is exercisable during the participating director's lifetime only by the participating director or by his guardian or legal representative and is non-transferable, except that the participating director may transfer all or any part of the stock option by will or by the laws of inheritance.

          MIH Limited's board of directors may amend the provisions of the Plan; however, any amendments, which would adversely affect the participating director's rights under any stock option previously granted under the Plan, would require the consent of the affected participating director.

          As of March 31, 2002, the named non-executive directors had accepted options to purchase a total of 225,000 MIH Limited Class A ordinary shares under the Directors' Stock Option Plan at purchase prices ranging between U.S. $11.50 and U.S. $31.00, being the market values of the applicable shares on the days on which the offers were made to such persons.

6.C. BOARD PRACTICES

DIRECTORS

          Pursuant to MIH Limited's memorandum and articles of association, MIH Limited's board of directors is classified into three classes of directors. The terms of the classes of directors will expire at the annual meetings of stockholders to be held in 2000, 2001 and 2002, respectively. Thereafter, the classes will be elected to staggered three-year terms. The following table lists the class within which each of MIH Limited's directors serves:


                                 NAME                             CLASS
                                 ----                             -----
                                 A. Andre Coetzee                 2004
                                 Stephan J.Z. Pacak               2004
                                 Stephen F. Ward                  2004
                                 Theunissen Vosloo                2005
                                 Jacobus D.T. Stofberg            2005
                                 Roberto R. Romulo                2005
                                 Jacobus P. Bekker                2003
                                 Jan W. Steenkamp                 2003
                                 J. James Volkwyn                 2003
                                 Antonie A. Roux                  2005
                                 Georges Gard                     2003
                                 Mark R. Sorour                   2004

          All of MIH Limited's directors are entitled to three months' notice of termination. Upon termination, MIH Limited is required to settle all outstanding annual vacation days, and to settle any accrued earned bonus payments.

BOARD COMMITTEES

          MIH Limited's board of directors has a Compensation Committee and an Audit Committee.

COMPENSATION COMMITTEE

          The Compensation Committee comprises Messrs. Bekker and Vosloo. The Compensation Committee has the authority to review and approve general policy matters relating to compensation and benefit arrangements of employees and officers of the company (including cash compensation arrangements for the chief executive officer and his direct reports as well as bonus and other non-share incentive plans applicable to officers and employees of MIH Limited) and reviews and recommends to the board of directors the share incentive plans and arrangements to be established for all of the employees and officers of MIH Limited (including the chief executive officer and his direct reports). The Compensation Committee reviews and approves all cash compensation arrangements for the chief executive officer and administers the MIH Limited Share Trust and reviews and approves specific option/share grants to all employees of MIH Limited (including the chief executive officer and his direct reports).

AUDIT COMMITTEE

          The primary function of the Audit Committee, which comprises Messrs. Bekker, Pacak and Gard, is to assist the board of directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by MIH Limited to any governmental body or the public; MIH Limited's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the board have established; and MIH Limited's auditing, accounting and financial reporting progress generally. Consistent with this function, the Committee encourages continuous improvement of, and fosters adherence to, MIH Limited's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

          o serve as an independent and objective party to MIH Limited's financial reporting process and internal control system.

          o review and appraise the audit efforts of MIH Limited's independent accountants and internal auditing department.

          o provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the board.

          To fulfill its responsibilities and duties, the Audit Committee reviews MIH Limited's annual financial statements and any reports or other financial information submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the independent accountants and any press releases relating to financial matters. Furthermore, it reviews the regular internal reports to management prepared by the internal auditing department and management's response thereto. The Audit Committee reviews with financial management and the independent accountants MIH Limited's annual report on Form 20-F under the US Securities Exchange Act of 1934, as well as any press release containing interim results that is filed under cover of a Form 6-K under such Act, in each case prior to its filing or prior to the release of earnings. The Audit Committee recommends to the board the selection of the independent accountants, considering the independence and effectiveness of such accountants and approves the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee reviews and discusses with the independent accountants all significant relationships the independent accountants have with MIH Limited to determine the accountants' independence and, accordingly, the Committee requests from the independent accountants annually a formal written statement delineating all relationships between the independent accountant and MIH Limited consistent with Independence Standards Board Standard Number 1; discusses with the independent accountants any such disclosed relationships and their impact on the independent accountants' independence; and recommends that the board take appropriate action to oversee the independence of the independent accountants. The Audit Committee reviews the performance of the independent accountants and approves any proposed discharge of the independent accountants when circumstances warrant and periodically consults with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of MIH Limited's financial statements.

          In consultation with the independent accountants and the internal auditors, the Audit Committee reviews the integrity of MIH Limited's financial reporting processes, both internal and external and considers the independent accountants' judgements about the quality and appropriateness of MIH Limited's accounting principles as applied in its financial reporting. The Audit Committee shall consider and approve, if appropriate, major changes to MIH Limited's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal auditing department.

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

6.D. EMPLOYEES

          As of March 31, 2002, excluding persons employed by discontinuing operations, MIH Limited had 2,443 full-time employees. As of March 31, 2001 and March 31, 2000, excluding persons employed by discontinuing operations, MIH Limited had 2,822 and 2,269 full-time employees, respectively. MIH Limited believes that its labor relations are satisfactory.

6.E. SHARE OWNERSHIP

          As of March 31, 2002, none of the directors or executive officers on an individual basis held more than 1% of any class of MIH Limited's ordinary shares.

          The Compensation Committee of MIH Limited's board of directors has determined that it will periodically award and grant options to purchase shares of MIH Limited's Class A ordinary shares to directors and members of management under the MIH Limited Share Scheme. The exercise price represents the fair value of the shares on the date of the Compensation Committee's determination, which is generally the date the options are awarded. The options expire if they are not exercised within five years and one hundred and five days from the option date. As of March 31, 2002, the following options had been awarded and granted to directors and members of management under the MIH Limited Share
Scheme:

          o On April 1, 1999, options which expire on July 15, 2004, to purchase an aggregate of 950,140 Class A ordinary shares (after giving effect to stock splits) were awarded and granted at an exercise price of $10.57 per share, which represents the estimated fair value of the shares on September 11, 1998, the date the Compensation Committee determined to award the Shares;

          o On May 6, 1999, options which expire on August 19, 2004 to purchase an aggregate of 771,327 Class A ordinary shares were awarded and granted at an exercise price of $18.625 per share;

          o On July 1, 1999, options which expire on October 14, 2004, to purchase an aggregate of 9,590 Class A ordinary shares were awarded and granted at an exercise price of $26.50 per share;

          o On August 26, 1999, options which expire on August 26, 2004, to purchase an aggregate of 29,000 Class A ordinary shares were awarded and granted at an exercise price of $28.6875 per share.

          o On October 4, 1999, options which expire on January 18, 2005, to purchase an aggregate of 176,190 Class A ordinary shares were awarded and granted at an exercise price of $29.375 per share.

          o On January 4, 2000, options which expire on April 19, 2005, to purchase an aggregate of 8,820 Class A ordinary shares were awarded and granted at an exercise price of $52.375 per share.

          o On March 7, 2000, options which expire on June 20, 2005, to purchase an aggregate of 48,810 Class A ordinary shares were awarded and granted at an exercise price of $71.50 per share.

          o On April 1, 2000, options which expire on July 15, 2005, to purchase an aggregate of 12,500 Class A ordinary shares were awarded and granted at an exercise price of $61.00 per share.

          o On June 2, 2000, options which expire on September 16, 2005, to purchase an aggregate of 200,113 Class A ordinary shares were awarded and granted at an exercise price of $34.875 per share.

          o On July 12, 2000, options which expire on October 26, 2005, to purchase an aggregate of 31,815 Class A ordinary shares were awarded and granted at an exercise of $28.875 per share.

          o On August 14, 2000, options which expire on November 28, 2005, to purchase an aggregate of 50,000 Class A ordinary shares were awarded and granted at an exercise price of $30.00 per share.

          o On October 2, 2000, options which expire on January 16, 2006, to purchase an aggregate of 25, 000 Class A ordinary shares were awarded and granted at an exercise price of $30.62 per share.

          o On January 11, 2001, options which expire on April 27, 2006, to purchase an aggregate of 709,965 Class A ordinary shares were awarded and granted at an exercise price of $12.625 per share.

          o On April 3, 2001, options which expire on July 17, 2006, to purchase an aggregate of 42,570 Class A ordinary shares were awarded and granted at an exercise price of $11.125 per share.

          o On July 2, 2001, options which expire on October 15, 2006, to purchase an aggregate of 29,630 Class A ordinary shares were awarded and granted at an exercise price of $14.50 per share.

          o On December 14, 2001, options which expire on March 29, 2007, to purchase an aggregate of 828,776 Class A ordinary shares were awarded and granted at an exercise price of $7.42 per share.

          o On February 18, 2002, options which expire on June 3, 2007, to purchase an aggregate of 793,055 Class A ordinary shares were awarded and granted at an exercise price of $3.85 per share.

          As of March 31, 2002, the named directors and officers (excluding Mr. Hawinkels) had accepted options to purchase a total of 1,648,309 MIH Limited Class A ordinary shares under the MIH Limited share incentive scheme at purchase prices ranging between U.S. $3.85 and U.S. $34.875, being the market values of the applicable shares on the days on which the offers were made to such persons.

          See "Item 6.B. Compensation of Directors and Officers -- MIH Limited Share Incentive Scheme" for a description of arrangements for involving MIH Limited's employees in the capital of the company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS OF MIH LIMITED

          The capital stock of MIH Limited consists of Class A ordinary shares and Class B ordinary shares. As of March 31, 2002, MIH Limited had an aggregate of 30,232,837 Class A ordinary shares outstanding and an aggregate of 30,787,319 Class B ordinary shares outstanding. MIH Limited has authorized the issuance of 8,388,916 preference shares but, as of March 31, 2002, no preference shares have been issued by MIH Limited.

          Holders of MIH Limited's Class A ordinary shares and Class B ordinary shares are generally entitled to vote as a single class on all matters upon which holders of MIH Limited's ordinary shares have a right to vote, subject to the requirements of any applicable laws. Each of MIH Limited's Class A ordinary shares entitles its holder to one vote. Each of MIH Limited's Class B ordinary shares entitles its holder to three votes. Unless otherwise required by law, and so long as their rights would not be adversely affected, the holders of MIH Limited's Class A ordinary shares and MIH Limited's Class B ordinary shares will not be entitled to vote on any amendment to MIH Limited's memorandum and articles of association that relates solely to the terms of one or more outstanding series of preference shares.

          The following table presents, as of June 30, 2002, the beneficial ownership of each class of MIH Limited's ordinary shares by each person or entity which, to MIH Limited's knowledge, owns more than 5% of either class of its ordinary shares, and all of MIH Limited's directors and executive officers as a group.

          Unless otherwise indicated, to MIH Limited's knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent applicable law gives spouses shared authority.

                                          NUMBER OF                         NUMBER OF
                                           CLASS A       PERCENTAGE OF       CLASS B       PERCENTAGE OF
                                           ORDINARY         CLASS A          ORDINARY         CLASS B          TOTAL VOTING
      BENEFICIAL OWNER                      SHARES      ORDINARY SHARES       SHARES      ORDINARY SHARES       PERCENTAGE
                                        --------------- ----------------  --------------- ----------------    ----------------
Naspers Limited                          2,003,334             6.63%                 --           --              76.97%(1)
MIH Holdings Limited(2)                         --               --          30,787,319        100.0%             75.34%
SuperSport International
Holdings Limited                         3,253,222            10.76%                                               2.65%
Thomson Consumer Electronics, Inc.       2,581,775             8.54%                 --           --               2.11%
MIH Limited Share Trust(3)               4,444,415            14.70%                 --           --               3.63%(4)
Directors and executive
officers as a group                             --               --                  --           --                 --

----------------------

(1) The 2,003,334 Class A ordinary shares directly owned by Naspers Limited represent 1.63% of the total voting rights and the 30,787,319 Class B ordinary shares held by MIH Holdings Limited of which Naspers Limited beneficially owns 50.83% of the total voting rights. The percentages in this table are based on 30,232,837 outstanding Class A ordinary shares and 30,787,319 outstanding Class B ordinary shares.

(2) All shares indicated as being beneficially owned by MIH Holdings Limited are held by MIH (BVI) Limited, a wholly-owned subsidiary of MIH Holdings Limited.

(3) MIH Limited Share Trust shares that are issuable pursuant to the exercise of options granted under the MIH Limited Share Scheme.
     For more information about the MIH Limited share incentive scheme, including with respect to the potential cancellation of the existing purchase options and the issuance of new options, please see "Item 6.B. Compensation of Directors and Officers--MIH Limited Share Incentive Scheme".

(4) Until the shares have been delivered to an employee upon the exercise of an option, voting rights with respect to shares held by the MIH Limited Share Trust are vested in the trustees of the Share Trust.

          The shareholders listed above do not have different voting rights than other shareholders of the same respective class.

          During the fiscal year ending March 31, 2002, Johnnic (IOM) Limited ceased to benefically hold 5% or more of MIH Limited's Class A ordinary shares. The majority of MIH Limited's shares are indirectly owned by MIH Holdings Limited. Naspers indirectly owns a majority of the outstanding shares in MIH Holdings Limited and therefore indirectly controls MIH Limited. The board of directors of MIH Limited is not currently aware of any arrangements which may result in a change of control of MIH Limited.

          As of June 30, 2002, as far as it has been practicable for MIH Limited to ascertain, there were 814 beneficial U.S. holders of the Class A ordinary shares. As of June 30, 2002, as far as it has been practicable for MIH Limited to ascertain, approximately 15% of the total outstanding Class A ordinary shares and Class B ordinary shares were held by persons in the United States.

7.B.  RELATED PARTY TRANSACTIONS

CHANNEL DISTRIBUTION ARRANGEMENTS

          Pursuant to channel distribution agreements between MultiChoice Africa and M-Net, MultiChoice Africa has the right to distribute the M-Net channels by analog and digital distribution systems and the right to license the reception and distribution of, and to market, the M-Net channels by terrestrial analog and digital satellite distribution systems. M-Net, an associate of MIH Limited, provides the M-Net, KykNet, K-TV, Channel O and Movie Magic channels and has obtained the rights to pay-television broadcast in many areas of Africa of movies from major movie studios, including Disney, Warner Brothers, Columbia Pictures, Sony, Miramax, Fox, Universal, MCA, Paramount, MGM and DreamWorks. Pursuant to the M-Net channel distribution agreements, MultiChoice Africa pays M-Net fees based on subscriber numbers. During the fiscal years ended March 31, 2002, 2001 and 2000, these amounts totaled approximately U.S. $84.2 million, U.S. $88.3 million and U.S. $86.9 million, respectively.

          Through the M-Net channel distribution agreements, MultiChoice Africa also has the right to distribute one of the sports channels and certain sports programming which are provided by SuperSport. SuperSport provides its remaining channels directly to MultiChoice Africa. SuperSport has obtained the exclusive rights to broadcast the South African cricket leagues, major international cricket events and the English FA Premier League. SuperSport has also obtained exclusive rights to broadcast the South African rugby leagues and major international rugby events. Cricket, rugby and soccer are three of the most popular sports in South Africa. Pursuant to the channel distribution agreements, MultiChoice Africa pays SuperSport fees based on subscriber numbers. During the fiscal years ended March 31, 2002, 2001 and 2000, these amounts totaled approximately U.S $71.7 million, U.S. $75.3 million and U.S. $74.1 million, respectively.

          The M-Net channel distribution agreements are disclosed because MultiChoice Africa is a subsidiary of MIH Limited. The arrangements with SuperSport are disclosed as SuperSport is a subsidiary of SuperSport International which, in turn, is a shareholder of MIH Limited. MIH Limited owns 22.2% of each of M-Net and SuperSport International (including the shares held in the Phutuma Futhi share scheme).

TRANSMISSION ARRANGEMENTS

          Through certain of MIH Limited's subsidiaries and joint ventures, MIH Limited has various arrangements with Orbicom pursuant to which its subsidiaries receive certain rights and services, including transponder leasing (C-band and Ku-band capacity), terrestrial and satellite signal distribution, maintenance of transmitter networks and backhaul and uplink services. The Orbicom arrangements expire at various times.

          Orbicom continues to provide signal distribution, uplinking and backhaul services to MultiChoice Africa despite the expiration of the formal service agreement between the parties. Orbicom and MultiChoice Africa are currently negotiating a new written service agreement to replace the expired agreement.

          Pursuant to the Orbicom arrangements, MIH Limited pays Orbicom fixed monthly fees for leasing arrangements and variable fees for maintenance services. During the fiscal year ended March 31, 2002 these amounts totaled approximately U.S. $10.4 million.

          The Orbicom arrangements are disclosed because MIH Holdings (the parent of MIH (BVI) Limited) formerly owned 80% of Orbicom and Johnnic (IOM) Limited, a former shareholder of MIH Limited, owns approximately 30% of M-Cell Limited, which currently owns Orbicom.

LOANS

          On June 14, 2002, MultiChoice Nigeria Limited entered into a loan agreement with Mr. Ogunsanya, a director of MultiChoice Nigeria Limited, whereby MultiChoice Nigeria lent approximately U.S. $2.3 million to Mr. Ogunsanya. The loan bears interest at a rate of 1% above LIBOR and is repayable on or before January 25, 2005. MultiChoice Nigeria Limited has made other loans to Mr. Ogunsanya in the amount of approximately U.S. $320,000. In addition, Mr. Ogunsanya has pledged the shares he holds in MultiChoice Nigeria Limited (which represent an 11% interest in MultiChoice Nigeria Limited) as security for such loans.

REORGANIZATION OF THE NASPERS GROUP

          On September 26, 2002, MIH Limited, MIH Holdings and Naspers announced reorganization plans pursuant to which the minority shareholders of each of MIH Limited and MIH Holdings will exchange the shares they hold in each copany for Naspers Class N ordinary shares or Naspers American Depositary Shares, or "ADSs", representing Class N ordinary shares. See "Item 8.B. Significant Changes" for more information concerning these reorganization plans.

ITEM 8.  FINANCIAL INFORMATION

8.A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18 for MIH Limited's consolidated financial statements.


LEGAL PROCEEDINGS

          Except as described below or elsewhere in this annual report, there are no legal or arbitration proceedings pending or threatened of which MIH Limited is aware involving MIH Limited which may have or have had a significant effect on the financial position of MIH Limited taken as a whole.

          Irdeto Access is currently engaged in an action against Fujitsu, concerning the liability for an allegedly defective batch of semi-conductor chips. The chips were manufactured by Fujitsu and supplied to Irdeto Access which incorporated them into its products and on-sold them to its customers. On February 27, 2002, Irdeto Access instituted arbitration proceedings in the London Court of International Arbitration. Irdeto Access' claim against Fujitsu includes U.S. $2.3 million for direct losses and U.S. $37.1 million for consequential losses. Resolution of the arbitration is expected in 2003.

          In September and October of 2001, NetMed Hellas, one of the subsidiaries of NetMed and the pay-television operator for MIH Limited in Greece, submitted petitions for provisional measures against various Greek League football teams and NetMed's competitor, Alpha Digital Synthesis SA, before the First Instance Court of Athens. The petitions were rejected by the court. Subsequently, NetMed Hellas and its related company MultiChoice Hellas brought actions in the Court of Athens at various times throughout 2001 and 2002. Legal proceedings were commenced because the football teams terminated their respective agreements for the assignment of TV or radio broadcasting rights with NetMed Hellas and entered into contracts with Alpha Digital. NetMed Hellas and MultiChoice Hellas are seeking to enforce the exclusive supply rights agreements and to recover approximately Euros 369 million in compensatory damages and approximately Euros 57 million in punitive damages based on the illegal termination of the agreements. Some of the actions, however, may be redrafted to amend the requested damages. Alpha Digital and Athlitiki Enossis Konstantinoupoleos, a Greek football team, have brought counterclaims against NetMed Hellas, seeking to force NetMed Hellas to acknowledge the validity of the assignment and related termination of the broadcasting rights. The actions are currently pending before the court.

          On November 22, 2001 David Zietsman, Gameplan International SA (Proprietary) Limited and Richard Clark launched proceedings against MultiChoice Africa, M-Net and Vodacom (Proprietary) Limited, or the "Defending Companies", for interdicts and damages arising from alleged breaches by the Defending Companies of confidentiality agreements relating to information which the plaintiffs maintained had been disclosed to MultiChoice
Africa. MIH Holdings was joined as a respondent at a later stage in the proceedings. In the course of the pending litigation, the plaintiffs alleged that MultiChoice Africa personnel passed information to M-Net, MIH Holdings and OpenTV and that these companies used this information for their own benefit and to the prejudice of the plaintiffs. Based on the facts and the pleadings to date, MIH Limited believes that this claim has no merit and intends to vigorously defend this claim.

          MIH Limited and OTV Holdings Limited are in the process of applying to the Santa Clara County Court for a declaratory order against America Online Inc. and TWI-OTV Holdings, Inc., in connection with "tag along" rights exercisable by AOL and TWI in respect of OpenTV shares held by them upon the sale by OTV Holdings of its shareholding in OpenTV. As of May 8, 2002, AOL and TWI combined held 2,067,540 shares of OpenTV common stock. MIH Limited and OTV Holdings will seek a declaration that the offer made by Liberty Media Corporation to AOL and TWI to tag along with the sale by OTV Holdings of its shares in OpenTV to Liberty Media complies with the obligations of MIH Limited and OTV Holdings under a related Investors Rights Agreement with, among others, AOL and TWI, and the obligations of Liberty Media Corporation under the Stock Purchase Agreement for the OpenTV sale.

          The dispute between Myriad Development BV, Teletypos SA and Lumiere Television Limited relating to the purchase by Myriad and Lumiere Television of the shares held by Teletypos in MultiChoice Hellas was settled pursuant to an Option and Settlement Agreement dated October 1, 2001. The litigation brought by Pace Microelectronics against, among others, MultiChoice Africa (Pty) Limited was settled during the 2002 fiscal year.

DIVIDEND POLICY

          MIH Limited anticipates its earnings, if any, in the foreseeable future will be retained to finance its continued growth and expansions, and MIH Limited has no current intention to pay cash dividends on its ordinary shares. The decision to pay dividends is within the discretion of MIH Limited's board of directors and will be dependent upon, among other factors, MIH Limited's results of operations, financial condition, capital requirements, restrictions imposed by MIH Limited's financing arrangements and legal requirements.

8.B.  SIGNIFICANT CHANGES

          On August 27, 2002, MIH Limited and OTV Holdings Limited (OTVH), a corporation incorporated in the British Virgin Islands and a wholly-owned subsidiary of MIH Limited, sold OTVH's holding of 365,460 Class A ordinary shares and 30,206,154 Class B ordinary shares in OpenTV to Liberty Media Corporation, a Delaware corporation, and LDIG OTV, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Liberty Media Corporation, for approximately U.S. $46.2 million, before acquisition costs, and 15.38 million shares of Liberty Media Corporation common stock. OTVH's holding represented an effective economic interest of 38.4% in OpenTV. Disposal costs are estimated to be U.S. $15.0 million. There can be no assurances that any sale of the Liberty Media Corporation shares will occur or at what price any such sale will be consummated. The closing share price for Liberty Media Corporation shares was U.S. $8.67 on October 23, 2002. As a result of the sale, OpenTV has been treated as a discontinued operation in MIH Limited's financial statements for the three fiscal years ended March 31, 2002.

          Under the stock purchase agreement, MIH Limited, OTVH and their parent companies cannot for a period of three years from closing engage in, or acquire any equity interest in any entity that engages in, certain restricted interactive television businesses of the development, sale or acquisition of certain kinds of operating software, subject to certain exceptions. MIH Limited and OTVH also granted to OpenTV and its subsidiaries a three-year royalty free license from closing to all intellectual property owned or licensable by the MIH Limited group that is infringed by OpenTV products or services developed by or for OpenTV or its subsidiaries prior to the closing or that were proposed to be developed in OpenTV's 2002 budget, subject to certain exceptions. In addition, for three years after closing, if MIH Limited, OTVH or their affiliates want to use the services of a third party to develop middleware or application products, OpenTV and its subsidiaries will be given the first opportunity to bid for the work, subject to certain procedures and conditions. In connection with the sale of OpenTV, MIH Limited entered into a number of agreements with OpenTV and Liberty Broadband Interactive Television, Inc., a Delaware corporation and a subsidiary of Liberty Media Corporation, each of which was effective from August 27, 2002. Upon the closing of the OpenTV transaction on August 27, 2002, MIH Limited obtained an option for long term access in its operating territories to the Liberty Broadband Interactive Television interactive technologies in consideration for the payment of U.S. $17 million and MultiChoice Africa, a subsidiary of MIH Limited, paid U.S. $4.5 million to OpenTV under operating agreements for the deployment of OpenTV's advanced interactive television technologies and bundled content. Please see "Legal Proceedings" for a description of certain litigation relating to the transaction.

          On July 26, 2002, MIH Limited (through its subsidiary Myriad International Holdings BV) and Fidelity Management S.A. entered into a share subscription agreement and a share sale agreement under which Fidelity will acquire a 22% interest in NetMed NV, MIH Limited's pay-television subsidiary in Greece, for a cash purchase price of U.S. $5 million plus a cash payment equal to an amount calculated with reference to the value of the subscriber base to be acquired by NetMed. Fidelity is owned by affiliates of the shareholders of Alpha Digital Synthesis S.A., a company which recently established a competing pay-television service in Greece. The completion of this transaction was subject to the approval of the Greek Competition Committee. Myriad, Fidelity and NetMed did not receive the required approval from the Greek Competition Committee within the applicable period and MIH Limited accordingly believes that the subscription and sale agreements have ceased to have effect. The consequences, including litigation with Fidelity or Alpha Digital, likely to result from these developments are uncertain.

          On September 26, 2002, MIH Limited, MIH Holdings and Naspers announced reorganization plans pursuant to which the minority shareholders of each of MIH Limited and MIH Holdings will exchange the shares they hold in each company for Naspers Class N ordinary shares or Naspers American Depositary Shares, or "ADSs", representing Class N ordinary shares.

          MIH Limited will merge with MIH (BVI), an existing wholly-owned subsidiary of MIH Holdings. MIH (BVI) will be the surviving company in the merger and an indirectly wholly-owned subsidiary of Naspers. Holders of MIH Limited Class A ordinary shares resident in any country other than South Africa will receive 0.35 Naspers ADSs for each MIH Limited Class A ordinary share held by them prior to the merger. Holders of MIH Limited Class A ordinary shares resident in South Africa will receive 3.5 Naspers Class N ordinary shares for each MIH Limited Class A ordinary share held by them prior to the merger. Each Naspers ADS represents 10 Naspers Class N ordinary shares.

          If the number of MIH Limited shareholders who dissent from the merger by providing a written notice of objection to MIH Limited prior to the vote at the MIH Limited shareholders' meeting is such that it appears that the total cash consideration to be paid to dissenting shareholders may exceed U.S. $25 million, Naspers may not approve the merger or related transactions.

          In addition to the merger, Naspers has proposed a scheme of arrangement between MIH Holdings and its shareholders, other than Naspers and MIH Investments (Proprietary) Limited, under the South African Companies Act whereby the shareholders of MIH Holdings, other than Naspers and MIH Investments, will receive one Naspers Class N ordinary shares in exchange for every 2.25 MIH Holdings ordinary shares held by them. A scheme of arrangement is a court-sanctioned arrangement under which a South African company reorganizes its share capital.

          Naspers and MIH Limited expect to complete the merger and the scheme of arrangement in the fourth calendar quarter of 2002. However, because the merger is conditional upon MIH Limited shareholder approval, completion of the scheme of arrangement and Naspers shareholders approving the merger, scheme of arrangement and issuance of Naspers Class N ordinary shares, the completion of the transactions may be delayed beyond the fourth calendar quarter of 2002.

ITEM 9.  THE OFFER AND LISTING

9.A.  LISTING DETAILS

PRICE RANGE OF MIH LIMITED'S CLASS A ORDINARY SHARES

          Prior to April 13, 1999, there was no public market for MIH Limited's Class A ordinary shares. Since MIH Limited's initial public offering on April 13, 1999, its Class A ordinary shares have traded on the Nasdaq National Market under the symbol "MIHL". MIH Limited Class A ordinary shares have traded on Euronext Amsterdam N.V. since April 13, 1999. On July 10, 2002, MIH Limited applied to Euronext Amsterdam N.V. to delist its Class A ordinary shares. On July 24, 2002, MIH Limited's Class A ordinary shares were delisted and ceased to trade on Euronext Amsterdam N.V. MIH Limited elected to delist its shares from Euronext Amsterdam N.V. to eliminate any potential share price differential between MIH Limited share prices quoted on Nasdaq and Euronext Amsterdam N.V.

          The following table sets forth the range of the high and low closing sales prices and average daily trading volume of MIH Limited's Class A ordinary shares on the Nasdaq National Market for the periods indicated:

                                            MIH LIMITED CLASS A ORDINARY SHARES
                                           ------------------------------------
                                                          NASDAQ
                                           ------------------------------------
                                             HIGH        LOW     AVERAGE DAILY
                                            U.S. $      U.S. $   TRADING VOLUME
                                           ------------------------------------
FISCAL 1998
Year ended March 31, 1998                         -           -           -
FISCAL 1999
Year ended March 31, 1999                         -           -           -
FISCAL 2000
Year ended March 31, 2000                     97.50       18.25     131,260
FISCAL 2001
First Quarter ended June 30, 2000             66.38       27.25     106,976
Second Quarter ended September 30, 2000       39.00       27.63      60,273
Third Quarter ended  December 31, 2000        32.50       11.94     112,327
Fourth Quarter ended March 31, 2001           18.00       11.38      74,648
Year ended March 31, 2001                     66.38       11.38      88,556
FISCAL 2002
First Quarter ended June 30, 2001             14.40       10.75      48,473
Second Quarter ended September 30, 2001       14.50        7.40      49,102
Third Quarter ended December 31, 2001          9.53        6.60      39,023
Fourth Quarter ended March 31, 2002            7.25        2.74      59,272
Year ended March 31, 2002                     14.50        2.74      48,967
FISCAL 2003
First Quarter ended June 30, 2002              5.60        2.70     187,197
Second Quarter ended September 30, 2002        4.88        2.51      74,663
March                                          3.59        2.74      60,140
April                                          4.60        2.70     169,148
May                                            5.60        3.77     330,524
June                                           4.20        3.31      61,920
July                                           4.88        3.15      65,730
August                                         3.65        2.51     126,052
September                                      6.20        2.89     141,278

9.C. MARKETS

         See "-- 9.A. Listing Details" above.

ITEM 10. ADDITIONAL INFORMATION

10.B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

          MIH Limited incorporates by reference the information called for by
Item 10.B set forth under "Description of Capital Stock" in its Registration Statement on Form F-1 (Registration Number 333-32736) filed on April 18, 2000. Set forth below is additional information called for by Item 10.B:

          MIH Limited is registered as an international business company #47572 in the Register of Companies of the British Virgin Islands.

          Clause 4 of the memorandum of association of MIH Limited contains the following objects and powers:

          4.1. The object of MIH Limited is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

          4.2. MIH Limited may not -

               4.2.1. carry on business with persons resident in the British Virgin Islands;

               4.2.2. own an interest in real property situate in the British Virgin Islands, other than a lease referred to in clause 4.3.5;

               4.2.3. carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

               4.2.4. carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

               4.2.5. carry on the business of company management, unless it is licensed under the Company Management Act, 1990; or

               4.2.6. carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

          4.3. For the purposes of clause 4.2.1, MIH Limited shall not be treated as carrying on business with persons resident in the British Virgin Islands if -

               4.3.1. it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

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

               4.3.5. it holds a lease of property for use as an office from which to communicate with shareholders or where books and records of MIH Limited are prepared or maintained;

               4.3.6. it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

               4.3.7. shares, debt obligations or other securities in MIH Limited are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.

          4.4. MIH Limited shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of MIH Limited.

          Regulation 108 of MIH Limited's articles of association provides that subject to the provisions of the British Virgin Islands International Business Companies Act (the "IBCA") and provided that he or she has disclosed the nature and extent of any material interest, by a general notice to the directors of MIH Limited specifying the same, a director may be party to any proposal, arrangement or contract with MIH Limited or in which MIH Limited is interested or be a director or other officer of any company promoted by MIH Limited and shall not be accountable to MIH Limited for any benefit derived from such association - provided that an interest of which the director has no knowledge or cannot reasonably be expected to have knowledge, shall not be attributable to the director.

          The IBCA requires, however, that any such proposal, arrangement or contract be approved or ratified by resolution of directors of MIH Limited which has been approved without counting the vote of the director so interested or by the unanimous consent of the disinterested directors where the votes of such disinterested directors are insufficient to approve a resolution of directors. Alternatively, the director's interest in the proposal, arrangement or contract must be disclosed to or known by the shareholders of MIH Limited, who must approve or ratify the transaction by resolution.

          If, however, such proposal, arrangement or contract was, at the time it was authorized, unfairly prejudicial to one or more shareholders, who did not vote in favor of the resolution authorizing or ratifying it or to the creditors of MIH Limited, the proposal, arrangement or contract would be invalid.

          By regulation 98 of MIH Limited's articles of association the directors must obtain "the prior or subsequent approval" of shareholders, in order to vote compensation to themselves or any members of their body. However, a duly appointed managing director may receive additional remuneration authorized by the vote of a quorum of disinterested directors.

          Regulation 91 of MIH Limited's articles of association empowers the directors, by resolution, to exercise all of the powers of MIH Limited to borrow money and to give security to support such borrowing. The borrowing powers so given may only be varied by an amendment of the empowering Regulation by affirmative vote of either a simple majority of directors or a simple majority of shareholders at a properly convened and constituted meeting of each body or by a resolution consented to in writing by a 66 2/3% majority of directors.

          MIH Limited's articles of association provides at Regulation 76 that directors shall be retired at the next annual meeting of shareholders following the directors' election. Special considerations apply to directors who were elected prior to the annual meeting of shareholders which occurred in 1999, by which the then incumbent directors were treated as classes with staggering retirement times occurring on the next three successive annual meetings of shareholders. All successors to each such class of directors should be elected for a further term expiring at the third succeeding annual meeting of shareholders. There is no specified age limit for a director.

          Regulation 75 provides that any shareholding qualification for directors may be fixed or varied by a resolution of shareholders, but if none is so fixed no share qualification is required.

          Annual general meetings and extraordinary general meetings are called by the directors who, by resolution, fix the time, date and place of the meeting. Special meetings of holders of ordinary shares may also be called in this manner. All meetings of shareholders must be called on not less than 10 days' notice sent to all shareholders recorded in the share register who, at the date of the notice, are entitled to vote on the particular matter to be voted on at the meeting. The directors may fix the date of notice of the meeting as the record date for determining which shareholders are entitled to vote thereat.

          A meeting may also be called on short notice if

         (a) agreed upon by 90% of the shareholders entitled to vote or, where voting is to be by class, 90% of the class of shareholders entitled to vote together with 90% or more of the remaining votes or

         (b) all shareholders entitled to vote waive notice of the meeting. Presence at the meeting constitutes waiver.

          Inadvertent failure to give notice or non-receipt of notice by a shareholder does not, however, invalidate the meeting.

          Meetings may be attended by shareholders or their duly appointed proxies. Evidence of appointment of a proxy must be produced at the place appointed for the meeting before the commencement of the meeting. Any or all joint holders of shares may attend a meeting but only one holder may vote on behalf of all or, otherwise, they must all vote as one shareholder. Shareholders may also participate at meetings by telephone or other electronic means where all shareholders are able to hear each other.

          Shareholders' meetings are duly constituted if at the commencement and throughout the meeting at least 50% of the shareholders entitled to vote on the issue are present. The meeting must stand adjourned to the next business day if after two hours after the time scheduled for commencement there is no quorum present. If at the adjourned meeting, an hour after the scheduled time of commencement, there are present at least one-third of the votes entitled to vote on the issue, such one-third shall constitute a quorum for that meeting.

          Directors of MIH Limited may attend and speak at any meeting of shareholders or classes of shareholders.

          The provisions relating to capital contained in the memorandum and articles of association of MIH Limited substantially mirror the provisions relating thereto contained in the IBCA.

         MIH Limited's memorandum and articles of association were last amended on September 8, 2000.

10.C. MATERIAL CONTRACTS

MIH LIMITED SHAREHOLDERS AGREEMENT

          The Shareholders' Agreement dated June 22, 1993 among Johannesburg Consolidated Investment Company, Limited, JCI (Isle of Man) Limited, Electronic Media Network Limited, M-Net (BVI) Limited and M-Net International Holdings Limited, as amended, is an agreement among certain of MIH Limited's major shareholders in which they agree to certain pre-emptive rights with respect to transfers of shares held by them and not to compete against each other.

UBC JOINT VENTURE

          The Shareholders' Agreement dated February 16, 1998, among Telecom Holding Company Limited, Shinawatra Computer and Communications Public Company Limited, MIH Limited and International Broadcasting Corporation Public Company Limited, as supplemented by the Supplementary Shareholders' Agreement dated May 20, 1998 and as amended by the Amendment to Shareholders' Agreement dated September 25, 1998, governs the joint venture arrangement under which UBC operates. These agreements establish corporate governance procedures, provide for the financing of UBC, grant MIH Limited certain management rights, including the right to appoint the chief operating officer, and set forth other terms of the UBC joint venture. The agreements impose certain restrictions on MIH Limited's ability to transfer its interest in UBC.

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

ABSA BANK LOAN FACILITIES AGREEMENT

          The Amendment Agreement dated March 30, 2001, among MIH Limited, Villiers Securities Limited and ABSA Bank Limited, in respect of the Facilities Agreement dated December 10, 1999, between MIH Limited and ABSA Bank, as amended by a Side Letter, dated April 20, 2000, between ABSA Bank Limited, MIH Limited and Villiers Securities Limited, sets forth the arrangements under which ABSA Bank Limited provides MIH Limited with loan facilities in aggregate principal amount of up to U.S. $115,000,000. The facilities include a U.S. $100,000,000 revolving loan facility and a U.S. $15,000,000 multi-currency guarantee facility. The loan facilities are available until March 30, 2004. Amounts drawn under the loan facilities bear interest at a rate per annum equal to 2% plus LIBOR. Certain of MIH Limited's subsidiaries have guaranteed the loan facilities. MIH Limited's obligations and those of such guarantors under the loan facilities are secured by equity interests in, and debt MIH Limited holds of, certain of its subsidiaries. MIH Limited and ABSA Bank entered into a further amendment agreement dated July 22, 2002 whereby MIH Limited granted security over the shares of Liberty Media Corporation common stock acquired by it in favor of ABSA in lieu of ABSA's prior security interest in the OpenTV shares held by MIH Limited.

OPENTV STOCK PURCHASE AGREEMENT

          On May 8, 2002, MIH Limited, OTV Holdings Limited (OTVH), Liberty Media Corporation and LDIG OTV, Inc. entered into a Stock Purchase Agreement whereby OTVH agreed to sell its holding of 365,460 Class A ordinary shares and 30,206,154 Class B ordinary shares in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for up to U.S. $185 million in cash and Liberty Media Corporation stock, at least 21% of which would be paid in cash. OTVH's holding represented an effective economic interest of 38.4% in OpenTV. This transaction was completed on August 27, 2002. MIH Limited expects to incur costs of approximately U.S. $15 million in connection with the sale. The completion of the transaction and some of the terms of the Stock Purchase Agreement are further described in "Item 8.B. Significant Changes".

10.D.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

BRITISH VIRGIN ISLANDS

          There are no material British Virgin Islands laws which impose foreign exchange controls on MIH Limited or that effect the payment of dividends, interest, or other payments to other non-resident holders of MIH Limited's securities. British Virgin Islands law and MIH Limited's memorandum and articles of association impose no limitations on the right of non-resident or foreign owners to hold or vote the Class A ordinary shares.

SOUTH AFRICA

          MIH Limited's South African subsidiaries are subject to exchange control regulations imposed under South African law, which regulations restrict their ability to remit funds outside of South Africa. South African exchange control regulations are administered by the South African Reserve Bank acting through its Exchange Control

Department, or "Excon". The exchange control regulations provide for a common monetary area consisting of South Africa, the Kingdom of Lesotho, the Kingdom of Swaziland and the Republic of Namibia.

          The regulations restrict the export of capital from the common monetary area. South African residents, including companies, are generally not permitted to export capital from the common monetary area or to hold foreign currency without the approval of Excon, and restrictions are imposed on their foreign investments. In addition, South African companies are generally required to repatriate to South Africa those profits of foreign operations which are not required to fund their ongoing business operation. Accordingly, a South African company's ability to raise and employ capital outside South Africa is subject to significant restrictions.

          As a result of the exchange control regulations, the consent of Excon is required for the remittance of any dividends declared out of profits (whether operating, trading or capital) by MIH Limited's South African subsidiaries to MIH Limited, because MIH Limited is a non-resident of the common monetary area.

          There are no exchange control restrictions on non-residents making equity investments in South African companies. There are however local borrowing restrictions on foreign controlled companies, such as MIH Limited's South African subsidiaries.

          Although the South African Government has committed itself to gradually relaxing exchange controls and has recently reaffirmed this commitment, it is likely that exchange controls will continue to operate in South Africa for the foreseeable future.

10.E. TAX

BRITISH VIRGIN ISLANDS

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

UNITED STATES

INTRODUCTION

          This section states the material U.S. Federal income tax consequences to holders of ordinary shares as of the date of this annual report. This description applies to you only if you hold ordinary shares as a capital asset for U.S. Federal income tax purposes (that is, for investment purposes). The summary does not address state, local or foreign law.

          This description is based on U.S. Federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this Annual Report. Subsequent developments in U.S. Federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. Federal income tax consequences of purchasing, owning and disposing of ordinary shares as set forth in this section. In addition, this summary does not apply to you if you are a member of a class of holders subject to special rules, including (but not limited to):

          o    a dealer in securities or currencies;

          o a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

          o    a bank;

          o    a life insurance company;

          o    a tax-exempt organization;

          o a person that holds ordinary shares as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for U.S. Federal income tax purposes;

          o a person whose functional currency for U.S. Federal income tax purposes is not the U.S. dollar;

          o    a person liable for alternative minimum tax; or

          o a person that owns, or is treated as owning, 10% or more of any class of ordinary shares.

          For purpose of the discussion below, you are a "U.S. holder" if you are a beneficial owner of ordinary shares who or which is:

          o    an individual U.S. citizen or resident alien;

          o a corporation, or entity taxable as a corporation, that was created under U.S. law (federal or state); or

          o an estate or trust whose worldwide income is subject to U.S. Federal income tax.

          If you are not a U.S. holder, you are a "Non-U.S. holder" and the discussion below titled "--U.S. Federal Income Tax Consequences to Non-U.S. Holder" will apply to you.

          If a partnership holds ordinary shares, the tax treatment of a partner will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding ordinary shares, you should consult your tax advisor.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

          DISTRIBUTIONS. The gross amount of any distribution (other than in liquidation and certain pro rata distributions of ordinary shares to all shareholders), including the net amount withheld in respect of foreign withholding taxes, if any, generally will be includible in your gross income on the day on which you receive the distribution. This distribution will be taxed to you as a dividend (that is, ordinary income) to the extent such distribution does not exceed MIH Limited's current or accumulated earnings and profits ("E&P"), as calculated for U.S. Federal income tax purposes. To the extent any distribution exceeds MIH Limited's E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in the ordinary shares you own and will be applied against and reduce your basis in such shares on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of such ordinary shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ordinary shares. See "--Sale or Other Disposition of Ordinary Shares". No dividends-received deduction will be allowed with respect to dividends paid by MIH Limited.

          In the event that any distributions on the ordinary shares are not paid in U.S. dollars any dividends paid in currency other than the U.S. dollar generally will be includible in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividend.

          Dividends paid by MIH Limited will generally be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, U.S. holders may elect to claim a foreign tax credit against their U.S. Federal income tax liability for foreign income taxes withheld, if any, from dividends received in respect of ordinary shares. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by MIH Limited in respect of its ordinary shares, generally will be "passive income" or, in the case of certain types of U.S. holders, "financial services income" and therefore any U.S. Federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as passive income or financial service income, respectively. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for foreign taxes withheld, if any.

          SALE OR OTHER DISPOSITION OF COMPANY ORDINARY SHARES. Subject to the discussion of "passive foreign investment companies" below, in connection with the sale or other taxable disposition of ordinary shares you will recognize gain or loss equal to the difference (if any) between the U.S. dollar value of the amount realized on such sale or other taxable disposition, and your adjusted tax basis in such ordinary shares. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the ordinary shares you sold is more than one year at the time of such sale or other taxable disposition. Any gain or loss will generally be treated as having a U.S. source for U.S. foreign tax credit purposes. Your ability to deduct capital losses, if any, is subject to limitations.

          If you are a cash basis U.S. holder who receives foreign currency in connection with a sale or other taxable disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such ordinary shares, as determined on the settlement date of such sale or other taxable disposition.

          If you are an accrual basis U.S. holder, you may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of ordinary shares paid in a foreign currency, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. If you are an accrual basis U.S. holder and do not elect to be treated as a cash basis taxpayer (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose, you may have a foreign currency gain or loss for U.S. Federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of our ordinary shares, and the date of payment. Any such currency gain or loss generally will be treated as U.S. source ordinary income or loss and would be in addition to gain or loss, if any, that you recognized on the sale or other taxable disposition of ordinary shares.

          PASSIVE FOREIGN INVESTMENT COMPANY. U.S. holders would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if MIH Limited were or were to become a passive foreign investment company for U.S. Federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, MIH Limited does not believe that it is, nor does it expect to become, a passive foreign investment company. Notwithstanding the foregoing, MIH Limited urges you to consult your own U.S. tax advisor regarding the adverse U.S. Federal income tax consequences of owning the stock of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

          DISTRIBUTIONS. If you are a Non-U.S. holder, you generally will not be subject to U.S. Federal income tax on distributions made on ordinary shares unless you conduct a trade or business in the United States and the dividends are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. Federal income tax on a net income basis in respect of income from our ordinary shares, such dividends are attributable to a permanent establishment that you maintain in the United States).

          If you fail the above test, you generally will be subject to U.S. Federal income tax with respect to such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

          SALE OR OTHER DISPOSITION OF COMPANY ORDINARY SHARES. If you are a Non-U.S. holder, you will not be subject to U.S. Federal income tax in respect of gain recognized on a sale or other disposition of ordinary shares, unless:

          o your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable tax treaty so requires as a condition for you to be subject to U.S. Federal income tax on a net income basis in respect of gain from the sale or other disposition of ordinary shares, such gain is attributable to a permanent establishment maintained by you in the United States) or

          o you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and certain other conditions are met.

          Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

          Payments and sales proceeds in respect of ordinary shares received by a U.S. holder may be subject to U.S. information reporting and possibly backup withholding. You will not be subject to backup withholding of U.S. Federal income tax provided that:

          o you are a corporation or other exempt recipient, and, when required, provide substantiation of your exemption, or

          o you provide a taxpayer identification number (which, in the case of an individual, is his or her Social Security number) and meet other information reporting and certification requirements.

          If you are a Non-U.S. holder, you may be subject to information reporting and possibly backup withholding on distributions paid by MIH Limited. You will not be subject to backup withholding of U.S. Federal income tax on such payments, however, unless you fail to provide certification of your non-U.S. status to establish that you are exempt. You may also be subject to information reporting and backup withholding on sales proceeds if you sell your shares through a U.S. broker, unless you satisfy the certification requirements or otherwise establish an exemption, and you may be subject to information reporting, but not backup withholding, if you sell your shares through a non-U.S. broker with certain connections to the United States.

          Amounts withheld under the backup withholding rules may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

10.H. DOCUMENTS ON DISPLAY

          The documents that are exhibits to this annual report may be obtained through the Securities and Exchange Commission on its web site or may be read at its public reference facilities.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          MIH Limited is exposed to market risks, including interest rate and foreign currency exchange rate risk associated with underlying assets, liabilities and anticipated transactions. Following the evaluation of these exposures, MIH Limited selectively enters into derivative financial instruments to manage the related risk exposures pursuant to its policies in areas such as counter party exposure and hedging practices. These policies have been approved by MIH Limited's senior management and MIH Limited does not hold or issue derivative financial instruments for trading or speculative purposes.

          The following discussion and analysis, which constitute forward-looking statements that involve risk and uncertainties, summarizes MIH Limited's market sensitive financial instruments including their fair value, maturity and contract terms. The discussion addresses market risk only and does not address other risks which MIH Limited faces in the normal course of business, including country risk, credit risk and legal risk.

INTEREST RATE SENSITIVITY

          MIH Limited generally does not undertake specific actions to cover its exposure to interest rate risk and at March 31, 2002, MIH Limited was not party to any interest rate risk management transactions. At March 31, 2002 MIH Limited's assets included certain short-term fixed or variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates due to their short-term nature and variable interest rates, respectively. At March 31, 2002, the fair value of MIH Limited's U.S. dollar and Euro denominated capital lease liabilities was estimated at U.S. $277.0 million. Assuming an increase of 1.5 percentage points in the weighted average interest rate, the fair value of the capital lease liabilities would be approximately U.S. $16.2 million lower than the fair value at March 31, 2002. A similar increase in the weighted average interest rate on the bank loan facility, with a fair value of U.S. $63.5 million at March 31, 2002, would result in the fair value of the bank loan facility being lower by U.S. $1.7 million. An increase of 1.5 percentage points on the weighted average interest rate on other long-term debt would not have a material impact on the fair value of the long-term debt.

PRIVATE EQUITY INVESTMENTS

          MIH Limited's portfolio of investments includes a number of privately held companies, many of which are still considered to be in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development may never materialize. During the fiscal year 2002, OpenTV wrote off U.S. $10.5 million (included in "Loss from discontinuing operations" in the Consolidated Statement of Operations) in respect of such investments. During March 2002, MIH Limited disposed its 10% interest in 21Vianet Inc. and recorded a loss of U.S. $5 million (included in "Loss on marketable securities").

FOREIGN CURRENCY MANAGEMENT

          MIH Limited's functional currencies are generally the local currencies in the countries in which it operates. Monetary assets and liabilities in currencies other than MIH Limited's functional currency are translated based on the rates prevailing at year-end. Any resulting exchange rate gains or losses are included in current results. Exchange rate gains and losses relating to hedge transactions are recognized in net earnings in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortized over the life of the hedge contract.

          On consolidation, assets and liabilities of subsidiaries denominated in foreign currencies are translated to U.S. dollars based on the rates prevailing at year-end. Income and expense items are translated using annual weighted average rates of exchange or, where known or determinable, at the rate on the date of the transaction for significant items.

          Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at rates prevailing at the time the transaction is completed. Adjustments arising from currency translations are recorded in shareholders' equity and are reflected in net earnings only upon the sale or liquidation of the underlying investments.

          MIH Limited operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Although a substantial portion of MIH Limited's revenue is denominated in the currencies of the countries in which it operates, a significant portion of MIH Limited's cash obligations, including payment obligations under satellite transponder leases and contracts for pay-television programming and channels, are denominated in U.S. dollars. Where MIH Limited's revenue is denominated in local currency such as Rand or Euro, a depreciation of the local currency against the U.S. dollar adversely affects MIH Limited's earnings and its ability to meet its cash obligations. Companies in the MIH Limited group use forward contracts to hedge their exposure to foreign currency risk in the local reporting currency. For financial reporting purposes, each subsidiary of MIH Limited designates contracts as fair value hedges or cash flow hedges, as appropriate. For financial reporting purposes at the group level, external foreign exchange contracts are designated as hedges of foreign exchange risk on specific assets, liabilities or future transactions.

          MIH Limited hedges the foreign currency exposure of its contractual commitments to purchase goods, services and film rights mainly in U.S. dollars and Euros. The forward contracts typically expire within one year, consistent with the related contractual commitments.

          MIH Limited's forward exchange contracts are used primarily to hedge the South African Rand against the U.S. dollar. During the year ended March 31, 2002 the value of the U.S. dollar increased against the South African Rand by approximately 41.9%. The cost of MIH Limited's foreign currency commitments was approximately U.S. $14.4 million less in 2002 fiscal year than it was in the 2001 fiscal year as a result of forward currency contracts entered into by MIH Limited. At March 31, 2002, MIH Limited had U.S. $133.7 million of U.S. dollar denominated liabilities which were subject to the risk of foreign currency exchange rate fluctuations. The exposure amount primarily reflects U.S. dollar-denominated debt relating to finance lease commitments and program and film rights. The aggregate hypothetical loss in earnings on an annual basis that would result from a hypothetical appreciation of 10% of the U.S. dollar and Euro against the South African Rand is estimated to be U.S. $9.5 million. MIH Limited's exposure to exchange rate fluctuations in currencies other than the U.S. dollar is not material.

          MIH Limited does not currently hold or issue derivative financial or interest rate instruments for trading purposes, but intends to continue to use forward exchange contracts to limit exposure to expected depreciation of some of its functional currencies relative to foreign currencies in which MIH Limited incurs a significant portion of its costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.


ITEM 15. CONTROLS AND PROCEDURES

         Not applicable.

ITEM 16. RESERVED


PART III


ITEM 17. FINANCIAL STATEMENTS

          Financial statements are being furnished pursuant to the instructions of Item 18 of Form 20-F.


ITEM 18. FINANCIAL STATEMENTS

          See "Index to Financial Statements" on page F-1 for a list of the financial statements and reports thereon by independent public accountants which are hereby incorporated by reference.

ITEM 19. EXHIBITS


      Exhibit No.                    Description
      -----------                    -----------

          1.1       Memorandum of Association of MIH Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 3.1 to MIH Limited's registration statement on Form F-1 (No. 333-74227).

          1.2       Articles of Association of MIH Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 3.2 to MIH Limited's registration statement on Form F-1 (No. 333-74227).

          4.1 Shareholders' Agreement dated June 22, 1993 among Johannesburg Consolidated Investment Company, Limited, JCI (Isle of Man) Limited, Electronic Media Network Limited, M-Net (BVI) Limited and M-Net International Holdings Limited, as amended.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.12 to MIH Limited's registration statement on Form F-1 (No. 333-74227).

          4.2* Shareholders' Agreement dated February 16, 1998 among Telecom Holding Company Limited, Shinawatra Computer and Communications Public Company Limited, MIH Limited and International Broadcasting Corporation Public Company Limited, as supplemented by the Supplementary Shareholders' Agreement dated May 20, 1998 and as amended by the Amendment to Shareholders' Agreement dated September 25, 1998.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.3 to MIH Limited's registration statement on Form F-1 (No. 333-74227).

          4.3* Channel Distribution Agreement dated June 18, 1998 between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.6 to MIH Limited's registration statement on Form F-1 (No. 333-74227).

          4.4* Analogue Agreement dated March 31, 1995 between MultiChoice Africa (Proprietary) Limited and Electronic Media Network Limited.

                    Incorporated by reference to the exhibit previously filed as exhibit 10.7 to MIH Limited's registration statement on Form F-1 (No. 333-74227).

          4.6* Amendment Agreement dated March 30, 2001, among MIH Limited, Villiers Securities Limited and ABSA Bank Limited, in respect of the Facilities Agreement dated December 10, 1999, between MIH Limited and ABSA Bank, as amended by a Side Letter, dated April 20, 2000, between ABSA Bank Limited, MIH Limited and Villiers Securities Limited.

                    Incorporated by reference from the annual report on Form 20-F (No. 001-14917) filed by MIH Limited for the fiscal year ended March 31, 2001.

          4.7 Amendment Agreement dated July 22, 2002 between MIH Limited and ABSA Bank Limited. Filed herewith.

     Exhibit No.                    Description
     -----------                    -----------

          4.8* Stock Purchase Agreement dated as of May 8, 2002, among MIH Limited, OTV Holdings Limited, Liberty Media Corporation and LDIG OTV, Inc.

                    Incorporated by reference from the report on Schedule 13D (No. 005-58285) filed by Liberty Media Corporation on July 22, 2002 in respect of OpenTV Corp.

          4.9* Amendment to Stock Purchase Agreement dated as of August 27, 2002 among MIH Limited, OTV Holdings Limited, Liberty Media Corporation and LDIG OTV, Inc.

                    Incorporated by reference from Amendment No. 1 to the registration statement on Form S-3 (No. 333-98817) filed by Liberty Media Corporation on September 16, 2002.

          8.1       Certain MIH Limited Subsidiary Companies. Filed herewith.

          10.1 Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.



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

                                         MIH Limited


                                         By:  /s/ Jacobus D.T. Stofberg
                                              ---------------------------------
                                             Name:   Jacobus D.T. Stofberg
                                             Title:  Chief Executive Officer


                                         By:  /s/ Stephen F. Ward
                                              ---------------------------------
                                             Name:   Stephen F. Ward
                                             Title:  Chief Financial Officer


      Date:  October 25, 2002

                                 CERTIFICATIONS

         I, Jacobus D. T. Stofberg, certify that:

         1.     I have reviewed this annual report on Form 20-F of MIH Limited;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.



                                               /s/ Jacobus D.T. Stofberg
                                               --------------------------------
                                               Name:  Jacobus D. T. Stofberg
                                               Title: Chief Executive Officer


         Date:   October 25, 2002





         I, Stephen F. Ward, certify that:

         1.     I have reviewed this annual report on Form 20-F of MIH Limited;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.



                                               /s/ Stephen F. Ward
                                               --------------------------------
                                               Name:  Stephen F. Ward
                                               Title: Chief Financial Officer




         Date:   October 25, 2002

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS


HISTORICAL FINANCIAL STATEMENTS OF MIH LIMITED                          Page

     Report of the Independent Accountants to the Directors and
     Shareholders of MIH Limited....................................     F-2

     Consolidated Balance Sheets at March 31, 2002 and 2001.........     F-3

     Consolidated Statements of Operations for the years ended
     March 31, 2002, 2001 and 2000............................. ....     F-4

     Consolidated Statements of Cash Flow for the years ended
     March 31, 2002, 2001 and 2000..................................     F-5

     Consolidated Statement of Changes in Shareholders' Equity
     for years ended March 31, 2002, 2001 and 2000..................     F-6

     Notes to the Consolidated Financial Statements.................     F-7

HISTORICAL FINANCIAL STATEMENTS OF UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED

     Report of Independent Accountants to the Directors and
     Shareholders of United Broadcasting Corporation Public
     Company Limited................................................     F-67

     Consolidated Balance Sheets as of December 31, 2001 and 2000...     F-68

     Consolidated Statements of Operations for the years ended
     December 31, 2001, 2000 and 1999...............................     F-69

     Consolidated Statements of Cash Flow for the years ended
     December 31, 2001, 2000 and 1999...............................     F-70

     Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 2001, 2000 and 1999...........     F-71

     Notes to the Consolidated Financial Statements.................     F-72

REPORT OF THE INDEPENDENT ACCOUNTANTS
TO THE DIRECTORS AND SHAREHOLDERS OF MIH LIMITED

We have audited the accompanying consolidated balance sheets of MIH Limited and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended March 31, 2002. These consolidated financial statements are the responsibility of MIH Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIH Limited and subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations, cash flows and changes in shareholders' equity for each of the three years in the period ended March 31, 2002, in conformity with International Accounting Standards.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results for each of the three years in the period ended March 31, 2002 and shareholders' equity as of March 2002 and 2001 to the extent summarized in Note 38 to the consolidated financial statements.


PRICEWATERHOUSECOOPERS INC.
CHARTERED ACCOUNTANTS (SA)
Registered Accountants and Auditors



Johannesburg
Republic of South Africa
July 2, 2002 (except for Note 36, which is as of October 23, 2002)

CONSOLIDATED BALANCE SHEETS
At March 31, 2002 and 2001


----------------------------------------------------------------------------------------------------------------------------
(in thousands of US dollars)                                                      NOTES            2002                2001
----------------------------------------------------------------------------------------------------------------------------
                          ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                                $ 244,374           $ 329,686
     Short-term marketable debt and equity securities                                4           38,990              59,391
     Derivative assets                                                              33           22,175                   -
     Accounts receivable, net                                                        5           68,743              62,639
     Other receivables                                                               6           45,020              52,143
     Program and film rights                                                         7           38,406              34,412
     Amounts owing by related parties                                               16            1,038                 957
     Inventories, net                                                                8           16,595              22,886
                                                                                        ----------------   -----------------
           Total current assets                                                                 475,341             562,114
                                                                                        ----------------   -----------------

NON-CURRENT ASSETS
     Property and equipment, net                                                    10          286,583             266,956
     Intangible assets, net                                                         11          341,947             938,898
     Equity-accounted investments                                                   13           35,246              42,684
     Long-term private equity investments                                                        14,857              29,260
     Long-term marketable debt and equity securities                                 4           68,655              44,633
     Program and film rights                                                         7           44,793              45,160
                                                                                        ----------------   -----------------
           Total non-current assets                                                             792,081           1,367,591
                                                                                        ----------------   -----------------
           TOTAL ASSETS                                                                     $ 1,267,422         $ 1,929,705
                                                                                        ================   =================
                             LIABILITIES
CURRENT LIABILITIES
     Bank overdrafts and short-term loans                                                      $ 71,969            $ 71,313
     Current portion of transponder and other leases and long-term debt             14           38,933              19,292
     Current portion of program and film rights                                     14           30,237              32,941
     Accounts payable                                                                            56,233              51,841
     Accrued expenses and other current liabilities                                 15          165,787             163,619
     Amounts owing to related parties                                               16           15,995              17,509
     Provisions                                                                     17            9,809               8,630
                                                                                        ----------------   -----------------
           Total current liabilities                                                            388,963             365,145
                                                                                        ----------------   -----------------

NON-CURRENT LIABILITIES
     Transponder and other leases                                                   14          256,094             209,967
     Long-term debt                                                                 14           65,819              20,123
     Program and film rights                                                        14           26,615              37,315
     Deferred tax                                                                   18              317                  89
                                                                                        ----------------   -----------------
           Total non-current liabilities                                                        348,845             267,494
                                                                                        ----------------   -----------------
           TOTAL LIABILITIES                                                                    737,808             632,639
                                                                                        ----------------   -----------------

Minority interest                                                                               290,405             611,736
Commitments and contingencies                                                       32                -                   -
                         SHAREHOLDERS' EQUITY
Share capital                                                                       19
     Class A Ordinary Shares of no par value:
           AUTHORIZED: 2002 and 2001: 103,468,878
           ISSUED: 2002: 30,232,837 and 2001: 28,435,226                                        510,465             510,465
     Class B Ordinary Shares of no par value:
           AUTHORIZED: 2002 and 2001: 55,920,509
           ISSUED: 2002 and 2001: 30,787,319                                                    475,566             475,566
Accumulated loss                                                                               (686,083)           (244,665)
Hedging reserve                                                                     33           18,813                   -
Foreign currency translation adjustment                                                         (79,552)            (56,036)
                                                                                        ----------------   -----------------
           TOTAL SHAREHOLDERS' EQUITY                                                           239,209             685,330
                                                                                        ----------------   -----------------
           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 1,267,422         $ 1,929,705
                                                                                        ================   =================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended March 31, 2002, 2001 and 2000


---------------------------------------------------------------------------------------------------------------------------
(in thousands of US dollars,
except per share and share amounts)                             NOTES         2002             2001              2000
---------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                                      20          $ 643,829        $ 683,217         $ 682,848
OPERATING EXPENSES:
     Cost of providing services                                   20           (378,439)        (406,564)         (428,523)
     Selling, general and administrative                                       (216,383)        (259,903)         (201,326)
     Depreciation and amortization                                             (100,259)         (71,558)          (62,002)
                                                                          --------------   --------------   ---------------
TOTAL OPERATING EXPENSES                                                       (695,081)        (738,025)         (691,851)
                                                                          --------------   --------------   ---------------
OPERATING LOSS                                                                  (51,252)         (54,808)           (9,003)
Financial results, net                                            22            (26,754)         (22,031)          (18,971)
Loss on marketable securities                                                    (5,000)               -                 -
Equity results in joint ventures                                                (25,406)         (74,022)          (39,458)
Equity results in associates                                                      8,148           (1,695)           (2,163)
Profit on sale and dilution of interests in subsidiaries,
joint ventures and associates, net                                23              8,327           29,103            18,011
                                                                          --------------   --------------   ---------------
LOSS BEFORE TAX                                                                 (91,937)        (123,453)          (51,584)
Income tax                                                        24             (4,645)         (13,335)           (2,293)
                                                                          --------------   --------------   ---------------
LOSS AFTER TAX                                                                  (96,582)        (136,788)          (53,877)
Minority interest                                                                 1,675            1,953              (393)
                                                                          --------------   --------------   ---------------
LOSS FROM CONTINUING OPERATIONS                                                 (94,907)        (134,835)          (54,270)
(Loss)/profit from discontinuing operations                       25           (151,941)         287,067            41,311
Loss arising on discontinuing operations                          25           (195,821)               -            (4,065)
                                                                          --------------   --------------   ---------------
          NET (LOSS)/PROFIT                                                  $ (442,669)       $ 152,232         $ (17,024)
                                                                          ==============   ==============   ===============

PER SHARE AMOUNTS:                                                26
     Loss from continuing operations
          Basic and diluted                                                     $ (1.68)         $ (2.43)          $ (1.07)
     Net (loss)/profit
          Basic                                                                 $ (7.82)          $ 2.75           $ (0.34)
          Diluted                                                               $ (7.82)          $ 2.69           $ (0.34)
SHARES USED TO COMPUTE PER SHARE AMOUNTS
          Basic                                                              56,575,741       55,414,252        50,790,662
          Diluted                                                            56,575,741       56,537,850        50,790,662

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended March 31, 2002, 2001 and 2000




-------------------------------------------------------------------------------------------------------------------------
(in thousands of US dollars)                                            NOTES         2002         2001        2000
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax                                                                  $ (91,937)  $ (123,453)  $ (51,584)
Adjustments to reconcile loss before tax to cash
generated from operations
    Non-cash and other                                                   27        186,522      170,103     138,869
    Used in discontinuing operations                                               (60,812)     (63,933)    (57,593)
    Working capital                                                      28        (43,386)     (49,567)     (3,523)
                                                                                 -----------  ----------- -----------
Cash (used in)/generated from operations                                            (9,613)     (66,850)     26,169
Tax paid                                                                            (1,336)      (4,151)     (1,630)
                                                                                 -----------  ----------- -----------
        NET CASH (USED IN)/FROM OPERATING ACTIVITIES                               (10,949)     (71,001)     24,539
                                                                                 -----------  ----------- -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired                        29        (42,297)      68,024     (22,248)
Disposal of subsidiaries, net of cash disposed                           30         (2,148)       4,625           -
Investment in associates/joint ventures                                            (32,337)     (19,159)    (61,062)
Net increase in other investments                                                  (17,096)     (46,405)    (26,035)
Purchase of property and equipment                                                 (34,945)     (36,631)    (25,494)
Purchase of intangible assets                                                       (1,064)      (9,682)          -
Proceeds on disposal of joint venture                                                3,995            -       2,812
Proceeds on disposal of short-term marketable debt and equity securities             7,158       50,126           -
Increase in short-term marketable debt and equity securities                             -            -    (104,584)
Proceeds on sale of property and equipment                                           5,633        1,812       2,641
Interest received                                                                    8,692       29,214      13,726
Dividends received                                                                   1,964        2,649       1,939
                                                                                 ---------   ----------  ----------
        NET CASH (USED IN)/FROM INVESTING ACTIVITIES                              (102,445)      44,573    (218,305)
                                                                                 ---------   ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid                                                                      (30,911)     (28,563)    (14,425)
Proceeds from issue of share capital, net                                                -      171,420     171,102
Funds raised from outside shareholders                                              18,925       27,156     204,449
Proceeds from long-term borrowings                                                  63,500            -           -
Capital element of finance leases repaid                                           (23,665)     (15,560)    (28,556)
Bank overdrafts and short-term loans raised/(repaid)                                 1,980       29,741      (8,467)
                                                                                 ---------   ----------  ----------
        NET CASH FROM FINANCING ACTIVITIES                                          29,829      184,194     324,103
                                                                                 ---------   ----------  ----------

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                               (83,565)     157,766     130,337
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR                                 329,686      180,009      56,099
TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS                                (1,747)      (8,089)     (6,427)
                                                                                 ---------   ----------  ----------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                                      $244,374    $ 329,686   $ 180,009
                                                                                 =========   ==========  ==========


The principal non-cash transactions are the acquisition of property and equipment using capital leases and the settlement of the purchase consideration of Static 2358 Limited through the issue of shares by a subsidiary company.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended March 31, 2002, 2001 and 2000


                                                                                                        FOREIGN
                                          SHARE CAPITAL                                                CURRENCY
                                     ----------------------------      ACCUMULATED        HEDGING      TRANSLATION
(in thousands of US dollars)            CLASS A        CLASS B            LOSS           RESERVE       ADJUSTMENT          TOTAL
                                     -------------  -------------   ----------------   ------------   -------------  -------------
At March 31, 1999                       $ 113,986      $ 475,566         $ (382,386)           $ -       $ (30,483)     $ 176,683
Issue of share capital (see note 19)      266,835              -                  -              -               -        266,835
Share issue expenses                      (16,728)             -                  -              -               -        (16,728)
Treasury shares                           (32,543)             -                  -              -               -        (32,543)
Net loss                                        -              -            (17,024)             -               -        (17,024)
Translation adjustment                          -              -                  -              -         (12,541)       (12,541)
                                     -------------  -------------   ----------------   ------------   -------------  -------------
At March 31, 2000                         331,550        475,566           (399,410)             -         (43,024)       364,682

Issue of share capital (see note 19)      206,965              -                  -              -               -        206,965
Share issue expenses                       (9,025)             -                  -              -               -         (9,025)
Treasury shares                           (19,025)             -                  -              -               -        (19,025)
Net profit                                      -              -            152,232              -               -        152,232
Capital injection by minorities                 -              -              2,513              -               -          2,513
Translation adjustment                          -              -                  -              -         (13,012)       (13,012)
                                     -------------  -------------   ----------------   ------------   -------------  -------------
At March 31, 2001                         510,465        475,566           (244,665)             -         (56,036)       685,330

Effect of adopting IAS 39 'Financial
Instruments: Recognition and
Measurement' on April 1, 2001                   -              -              1,251          7,115               -          8,366
                                     -------------  -------------   ----------------   ------------   -------------  -------------
At April 1, 2001                          510,465        475,566           (243,414)         7,115         (56,036)       693,696
Issue of share capital (see note 19)       11,130              -                  -              -               -         11,130
Treasury shares                           (11,130)             -                  -              -               -        (11,130)
Cash flow hedges                                -              -                  -         11,698               -         11,698
Net loss                                        -              -           (442,669)             -               -       (442,669)
Translation adjustment                          -              -                  -              -         (23,516)       (23,516)
                                     -------------  -------------   ----------------   ------------   -------------  -------------
At March 31, 2002                       $ 510,465      $ 475,566         $ (686,083)      $ 18,813       $ (79,552)     $ 239,209
                                     =============  =============   ================   ============   =============  =============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

     MIH Limited was incorporated on July 26, 1991 under the laws of the British Virgin Islands. The principal activities of MIH Limited and its operating subsidiaries (collectively, the Company) are the operation of pay television and internet subscriber platforms and the provision of software solutions. These activities are conducted through subsidiaries, joint ventures and associates primarily in Africa, Greece, Cyprus, Thailand, China, the Netherlands and the United States of America.

2.   PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY

     The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Board. The financial statements have been prepared on the historical cost basis.

     At April 1, 2001, the Company adopted IAS 39: Financial instruments:
     Recognition and Measurement (IAS 39). The effect of adopting this standard is summarized in the Consolidated Statement of Changes in Shareholders' Equity and further information is disclosed in accounting policy 2 (a) and
     (t) and in note 33.

     The Company has adopted the US dollar as its reporting currency. Notwithstanding the US dollar reporting currency, the Company separately measures the transactions of each of its material operations using the particular currency of the primary economic environment in which the operation conducts its business (its functional currency).

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

     The following are the principal accounting policies used by the Company, which are consistent with those of the prior year:

     (a)  BASIS OF CONSOLIDATION

          SUBSIDIARIES

          Subsidiaries, which are those companies in which the Company directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

          All inter-company transactions, balances and unrealized gains on transactions between intergroup companies are eliminated as part of the consolidation process and the interests of the minority shareholders in the consolidated equity and in the consolidated results of the Company are shown separately in the Consolidated Balance Sheets and Consolidated Statements of Operations. Where the losses applicable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses applicable to them, are recognized by the Company except to the extent that the minority shareholders have a binding obligation and are able to make good the losses. If the subsidiary subsequently reports profits, the Company recognizes all such profits until the minority shareholders' share of losses previously absorbed by the Company has been recovered.

          Acquisitions of companies are accounted for using the purchase method. The excess of the purchase price over the fair value of assets acquired less the liabilities assumed of the acquired company, is allocated to identifiable tangible and intangible assets and goodwill, and amortized over the period that the Company expects to derive benefits from these assets.

          JOINT VENTURES

          Companies in which the Company has joint control are accounted for using the equity method with the Company's share of profits and losses included in the Consolidated Statements of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the investments in joint ventures in the Consolidated Balance Sheets.

          ASSOCIATES

          Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Unrealized gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Company has incurred obligations or guaranteed obligations in respect of the associated undertaking. The Company's share of profits and losses is included in the Consolidated Statements of Operations. The Company's share of post-acquisition retained profits/losses is added to/deducted from the cost of the investment in associates in the Consolidated Balance Sheets. Provisions are recorded for long-term impairment in value of associated companies in terms of the Company's policy on impairment of assets (refer note (i)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED)

          INVESTMENTS

          At April 1, 2001 the Company adopted IAS 39 which requires classification of investments into one of three categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. During the period the Company did not hold any investments in these two categories. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

          All purchases and sales of investments are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortized cost using the effective yield method. Realized and unrealized gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments are included in the income statement in the period in which they arise.

          Long-term private equity investments are stated at cost, as the Company does not have the ability to exercise significant influence over their operations. The carrying value of these investments is reviewed periodically when events and circumstances warrant such a review. When the carrying value is considered permanently impaired, a loss is recognized in the Consolidated Statements of Operations based on the amount by which the carrying value exceeds the fair value of the asset. Marketable debt and equity securities are stated at fair value as of the balance sheet date. Short-term marketable debt and equity securities are those with remaining maturities at the balance sheet date of one year or less. Long-term marketable debt and equity securities have remaining maturities at the balance sheet date of greater than one year. Increases/decreases in the carrying amount of marketable debt and equity securities are credited/charged to the Consolidated Statements of Operations.

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

          Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at the closing rate.

          Adjustments arising from translation are recorded in shareholders' equity and are reflected in the Consolidated Statements of Operations only upon sale or liquidation of the underlying investments.

     (c)  CASH AND CASH EQUIVALENTS

          Cash and cash equivalents represent cash and highly liquid investments with original and remaining maturities of three months or less at the date of purchase.

     (d)  TRADE ACCOUNTS RECEIVABLE

          Trade accounts receivable are stated at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts at the year-end. Bad debts are written off during the year that they are identified.

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

     (g)  INTANGIBLE ASSETS

          (i)  Goodwill

               Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary, associated undertaking or joint venture at the date of the acquisition. Goodwill is amortized using the straight-line method over its estimated useful life, which is generally between three and five years.

               The gain or loss on disposal of the entity includes the unamortized balance of goodwill relating to the entity disposed of.

          (ii) Other intangible assets

               Expenditure on intellectual property rights and subscriber bases is capitalized and amortized using the straight-line method over their useful lives, which is between three and five years. Other intangible assets are not revalued.

          (iii) Impairment of intangible assets

               Where an indication of impairment exists, the carrying amount of any intangible asset including goodwill is assessed and written down immediately to its recoverable amount.

     (h)  LEASES

          Leases of property and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the estimated present value of the underlying minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term debt. The interest element of the lease payment is charged to the Consolidated Statements of Operations over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the useful life of the assets or the lease term. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Operations on a straight-line basis over the period of the lease.

     (i)  IMPAIRMENT OF ASSETS

          The Company periodically evaluates the carrying value of assets to be held and used, including intangible assets, when events and circumstances indicate that the carrying value may not be recoverable. Factors that the Company considers important, which could trigger an impairment review include, but are not limited to, significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in the company's share price for a sustained period and the company's market capitalization relative to its net book value. The carrying value of an asset is considered impaired when the anticipated discounted cash flows from such an asset are separately identifiable and are less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the recoverable amount of the asset. The recoverable amount is defined as the higher of the asset's net selling price and its value in use. Value in use is based on the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets to be disposed of are recorded at fair market value, reduced by the estimated costs to dispose of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED)

     (j) PROGRAM AND FILM RIGHTS

          Film rights are stated at acquisition cost less accumulated amortization. Licenses are recorded as assets and liabilities for rights acquired and obligations incurred under license agreements when the license period begins and the cost of each program is known or reasonably determinable. Sports rights are written off upon showing the event and general entertainment and films are amortized on a straight-line basis over the period of the license or based on showings where the number of showings is limited. Amortization of program and film rights is included in the cost of providing services. The costs of in-house programs are expensed as incurred.

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

     (l)  PROVISIONS

          Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

          Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Employee entitlements to annual leave are recognized when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

     (m)  MINORITY INTEREST

          The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of the subsidiaries.

     (n)  REVENUE RECOGNITION

          The Company generates revenue from pay television and internet subscription fees, set-top box sales and rentals, technology licensing, advertising and the performance of maintenance, consulting, e-commerce and other services, net of sales taxes and discounts. Pay television and internet subscription fees are earned over the period of providing services. Set-top box sales, technology licensing and other services are recorded upon delivery of products and customer acceptance, if any, or performance of services. Advertising revenue is recognized upon showing over the period of the advertising contract.

          For contracts with multiple obligations (e.g. sales and maintenance of software and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, revenues for the delivered elements are recognized based on residual contract value. Generally, the Company has vendor-specific objective evidence of the fair value of the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, the maintenance revenue is deferred at the outset of the arrangement and is recognized ratably over the period during which the maintenance is to be provided, which generally commences on the date that the software is delivered. The Company recognizes revenue allocated to maintenance and support fees, for ongoing customer support and product updates ratably over the period of the relevant contracts. Payments for maintenance and support fees are generally made in advance and are no refundable. For revenue allocated to consulting services and for consulting services sold separately, the Company recognizes revenue as the related services are performed. Maintenance and consulting services revenues are included in other revenue.

          For product licenses sold with integration services, the Company recognizes revenue based on the completed contract method. Revenue from software development contracts of less than six months' duration is recognized based on the completed contract method and for longer-term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenues from integration services and software development contracts are included in other revenue.

          Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. These services include strategic interactive television consulting; middleware porting and integration services for set-top box manufacturers and chip-set vendors; network customization and field validation test services; customization of core applications or integration testing of third-party applications; client-specific solution centers; customization and implementation services for deploying HTML engine and browsers to set-top boxes and Internet devices; and content transformation and training. Revenue is generally recognized based on the percentage of completion method, provided there is insignificant amounts of risk associated with customer acceptance. Revenue earned from professional services that possess significant customer acceptance risk is recognized based on completed contract method. The types of arrangements that involve significant customer acceptance risk include services that involve significant production, modification or customization of software. Since IAS does not contain specific guidance for recognizing revenue on technically-based professional services under these arrangements, the arrangements are accounted for in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.    PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED)

          conformity with specific accounting guidance in the United States including ARB No 45, using the relevant guidance in SOP 81-1, as guided by SOP 97-2. In cases where services does not involve such significant production, modification or customization of software, then service revenue is recognized separately from the software license revenue and is recognized as the services are being performed, as required by SOP 97-2.

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

     (o)  PENSIONS AND OTHER POST-RETIREMENT BENEFITS

          The Company has various post-retirement and pension plans in accordance with local conditions and practices in the countries in which it operates. The plans are defined contribution plans. Current contributions to the defined contribution plans operated for employees are charged to the Consolidated Statements of Operations as incurred.

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

     (s)  DIVIDENDS

          Dividends on ordinary shares are recognized in equity in the period in which they are declared. Dividend income is recognized when the shareholders' right to receive payment is established.

     (t)  FINANCIAL INSTRUMENTS

          The Company adopted IAS 39 on April 1, 2001.

          For a discussion of the effects of IAS 39 on investments, refer to accounting policy (a) Investments. Information about accounting for derivative financial instruments and hedging activities is included in
          Note 33.

          (1)  Financial risk factors

               The Company's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments such as foreign exchange contracts to hedge certain exposures.

               (i)  FOREIGN EXCHANGE RISK

               The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the South African rand, Greek drachmae and euro against the US dollar. Companies in the group use forward contracts to hedge their exposure to foreign currency risk in the local reporting currency. For financial reporting purposes, each subsidiary designates contracts as fair value hedges or cash flow hedges, as appropriate. At the group level, external foreign exchange contracts are designated as hedges of foreign exchange risk on specific assets, liabilities or future transactions.

               The Company hedges the foreign currency exposure of its contract commitments to purchase goods, services and film rights mainly in US dollars. The forward contracts typically expire within one year, consistent with the related purchase commitments. The Company generally hedges all major exposures in foreign currencies to an amount of approximately 80% of the contract value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED)

               The Company has a number of investments in foreign subsidiaries, whose net assets are exposed to currency translation risk. Currency exposure to the net assets of the Company's subsidiaries in South Africa and Greece is managed primarily through borrowings denominated in the relevant foreign currencies.

               (ii) CREDIT RISK

               The Company is exposed to certain concentrations of credit risk relating to its cash and current investments. It places its cash and current investments with high-quality institutions. The Company's policy is designed to limit exposure to any one institution and it invests its excess cash in low-risk investment accounts. No losses have been experienced on such accounts. At March 31, 2002 cash and current investments were held with numerous financial institutions. With respect to accounts receivable, the Company's customer base is dispersed across many geographical areas. The Company analyzes historical bad debts, customer credit-worthiness, current economic trends in each country where its customers are located, customer payment history and changes in customer payment terms when evaluating the allowance for doubtful accounts.


          (2) Accounting for derivative financial instruments and hedging activities

               Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Company designates certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity.

               Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the Consolidated Statements of Operations, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

               Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property and equipment and program and film rights) or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the Consolidated Statements of Operations and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the Consolidated Statements of Operations (for example, when the forecasted purchase takes place).

               Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting under the specific rules in IAS
               39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the Consolidated Statement of Operations.

               When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized, when the committed or forecasted transaction ultimately is recognized in the Consolidated Statements of Operations. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Consolidated Statements of Operations.

               At the inception of the transaction the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

               The fair values of various derivative instruments used for hedging purposes and movements on the hedging reserve in shareholders' equity are shown in Note 33.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

2.   PRINCIPAL ACCOUNTING POLICIES AND REPORTING CURRENCY (CONTINUED)

     (3)  Fair value estimation

          The fair value of publicly traded derivatives and trading and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

          In assessing the fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for the specific or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

          The face value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

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

     (v)  SEGMENTAL REPORTING

          The primary segmental reporting is prepared based on the Company's method of internal reporting, which disaggregates its business by service or product and includes all businesses over which the Company exercises control. The secondary segmental reporting is prepared on a geographical basis.

     (w)  EQUITY COMPENSATION

          Share options are granted to all directors and employees. The intrinsic value, defined as the market value of the share at grant date less the exercise price, is not recognized as a compensation expense over the vesting period of the related options or stock purchases. When the options are exercised, the proceeds received, net of any transaction costs are credited to share capital.

     (x)  SHARE CAPITAL

          Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares are shown as a deduction, net of tax in equity from the proceeds. Treasury shares issued to the share incentive scheme are shown as a deduction in equity.

     (y)  COMPARATIVES

          Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. In particular, comparative information has been adjusted to reflect the separate disclosure of discontinuing operations.


3.   SIGNIFICANT ACQUISITIONS AND DIVESTITURES

     In May 2001, the Company acquired a 46.4% stake in Tencent (BVI) Limited, which is the operator of QQ Limited, an instant-messaging platform in China, for a purchase consideration (including costs directly attributable to the acquisition) of $ 33.2 million, settled in cash. Subsequent to this acquisition, additional cash funding of $1 million, in proportion to its shareholding, was made by the Company. The purchase consideration was allocated to net tangible assets acquired of $4.1 million and goodwill of $29.9 million, which will be amortized over its estimated useful life of three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

3.   SIGNIFICANT ACQUISITIONS AND DIVESTITURES (CONTINUED)

     In July 2001 OpenTV Corp. (OpenTV), a subsidiary of the Company, acquired a 100% interest in Static 2358 Limited (Static), a privately-held leading interactive TV (iTV) media and entertainment company. Under the acquisition agreement, OpenTV acquired all of Static's privately-held shares in a combined share and cash transaction. Static shareholders and optionholders received an aggregate of 2,719,048 of OpenTV Class A Ordinary Shares with a value of $38.2 million at the acquisition date, and approximately $12.7 million in cash. The cash component included approximately $1.1 million in termination payments made to certain senior Static personnel who were terminated in connection with the transaction. Pursuant to certain earn-out provisions contained in the Static acquisition agreement, the principal shareholders of Static earned an additional consideration of 626,872 Class A Ordinary Shares which were issued in early 2002. Additional goodwill of $3.7 million was recorded based on the fair value of the shares at the date of subsequent issuance. The total purchase consideration (including expenses of $1.5 million) was allocated based upon the fair value of the net assets acquired, as follows: net liabilities ($5.5 million), intangible net assets (other than goodwill) ($16.4 million) and goodwill ($45.2 million). The intangible assets are being amortized over their estimated useful lives of three years and goodwill is being amortized over its useful life of five years. The issue of shares by OpenTV to acquire Static gave rise to a dilution loss of $2.9 million.

     During July 2001 the Company disposed of its 100% interest in A-1 Net Holdings Limited and its wholly-owned subsidiary, M-Web Online Company Limited, for a consideration of $1 million, resulting in a loss on disposal of $4.9 million.

     During July 2001 the Company entered into an agreement to reduce its 40% interest in its joint venture, SOE International SA (SOE), which also owns AEK PAE and Basic Hellas SA to nil %, and increased its direct holding in AEK PAE to a non-funding 15%, for $ nil consideration. A net profit on disposal of $3.3 million was recorded mainly as a result of the release of the foreign currency translation reserve previously recorded. The investment in AEK PAE has been accounted for using the equity method up until the date of disposal and as an investment at cost thereafter as the Company no longer exercises significant influence over its operations.

     During the year the Company advanced amounts totalling $15.9 million to its joint venture, M-Web Holdings Limited (M-Web) in terms of a bridging finance agreement. A mandatorily convertible preference share subscription agreement dated November 22, 2001 was entered into whereby the bridging finance agreement between the Company and M-Web was amended such that the outstanding amount was deemed due and payable by M-Web to the Company on that date. In terms of the preference share subscription agreement, the Company applied its claims in subscribing for the M-Web redeemable convertible preference shares (preference shares) at a subscription price of R 1.97 per share. Additional redeemable convertible preference shares were to be issued for any additional funding after November 22, 2001. The maximum amount advanced was capped at $29.1 million. The $15.9 million owing in terms of the bridging finance agreement was converted into 92 million preference shares. An additional 27.9 million preference shares were issued in February and March 2002 for a consideration of $4.8 million. On the date of each conversion, the goodwill attributable to the convertible preference shares was calculated in accordance with M-Web's net asset value on each respective date. This additional goodwill of $14.7 million will be amortized over its estimated useful life of five years. The Company has accounted for its share of the equity losses in M-Web based on its new equity holding at the date of each conversion. Its percentage interest has increased from 22.3% at March 31, 2001 to 41.0% at March 31, 2002. On April 1, 2002 the convertible preference shares were converted into ordinary M-Web shares.

     In October 2001 the Company's subsidiary NetMed NV issued 622 Class E Ordinary Shares to Antenna TV SA for a total consideration of $12.3 million (representing a 5% interest in NetMed NV). Antenna has the option to acquire an additional 10% interest within two years at fair value. This transaction resulted in a 4.16% dilution in the Company's interest in NetMed NV, and a consequent dilution gain of $11.9 million.

     During December 2001 the Company disposed of its 100% investment in Eefoo.com (BVI) Limited, which through its wholly-owned subsidiary, Eefoo.com (Mauritius) Limited, owns a 52.5% equity interest in Shanghai Eefoo Network Technology Development Company Limited. This investment was disposed of for a cash consideration of $250,000, resulting in a loss on disposal of $2.9 million.

     During January 2002, the Company disposed of its 45% investment in MultiChoice Middle East, Inc., resulting in a net profit on disposal of $2.0 million.

     During March 2002 the Company disposed of its 10% interest in 21 Vianet Inc. for a consideration of $1 million, resulting in a loss on disposal of $5 million, which has been included in "Loss on marketable securities" in the Consolidated Statements of Operations.

     Subsequent to the year-end on May 8, 2002 the Company announced that it had entered into an agreement with Liberty Media Corporation to dispose of its 38.4% interest (70% voting interest) in OpenTV for a gross amount of approximately $185 million gross of disposal costs estimated to be $15 million. The consideration will be settled in cash representing at least 21% of the purchase consideration and the balance with Liberty Media Corporation shares at Liberty Media's discretion. The results of OpenTV have been included in discontinuing operations (refer note 25).

     Subsequent to the year-end the Company increased its investment in Cable News Egypt (CNE) from 10% to 16.5%. The business of MultiChoice Egypt is being liquidated and its remaining assets have been sold to CNE in exchange for the additional interest acquired in CNE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                                        MARCH 31,
                                                                             ---------------------------
                                                                                2002            2001
                                                                             (THOUSANDS)     (THOUSANDS)
                                                                             -----------     -----------

4.   MARKETABLE DEBT AND EQUITY SECURITIES

      SHORT-TERM MARKETABLE DEBT AND EQUITY SECURITIES
      MARKETABLE DEBT SECURITIES
         Commercial paper                                                    $   6,975       $   20,480
         Corporate notes and bonds                                              13,185           28,180
         Certificate of deposit                                                      -            1,286
         U.S. Government securities                                              5,776            4,512
         Other debt securities                                                   8,000                -
         Auction rate securities                                                 5,054                -
                                                                             -----------     -----------
         Total marketable debt securities (due in one year or less)          $  38,990       $   54,458
                                                                             -----------     -----------

      MARKETABLE EQUITY SECURITIES                                                   -            4,933
                                                                             -----------     -----------
      TOTAL SHORT-TERM MARKETABLE DEBT AND EQUITY SECURITIES                 $  38,990       $   59,391
                                                                             ===========     ===========

      LONG-TERM MARKETABLE DEBT AND EQUITY SECURITIES
         Corporate notes and bonds                                           $  15,804       $   14,334
         U.S. Government securities                                             52,851           30,299
                                                                             -----------     -----------
      TOTAL LONG-TERM MARKETABLE DEBT SECURITIES (DUE AFTER ONE, BUT         $  68,655       $   44,633
      NOT MORE THAN FIVE YEARS)                                              ===========     ===========
                                                                             -----------     -----------
      TOTAL MARKETABLE DEBT AND EQUITY SECURITIES                            $ 107,645       $  104,024
                                                                             ===========     ===========

     Marketable debt and equity securities are stated at estimated fair value, being the amortized cost of $107.7 million and $122.8 million at March 31, 2002 and 2001 respectively, net of unrealized losses of $0.1 million and $18.8 million at March 31, 2002 and 2001 respectively.

5.   ACCOUNTS RECEIVABLE, NET

        Trade accounts receivable                                            $ 87,447         $ 82,670
        Less: provision for doubtful accounts                                 (18,704)         (20,031)
                                                                             -----------     -----------
                                                                             $ 68,743         $ 62,639
                                                                             ===========     ===========


     Included in accounts receivable are $58.6 million and $49.2 million at March 31, 2002 and March 31, 2001, respectively, pre-billed to customers and credit balances, which have been recorded as deferred income (refer note 15).

     Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. The Company's historical experience in collection of accounts receivable falls within the recorded allowances. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                         MARCH 31,
                                               ----------------------------
                                                   2002             2001
                                               (THOUSANDS)      (THOUSANDS)
                                               -----------      -----------

6.  OTHER RECEIVABLES

    Prepayments and accrued income              $   17,832       $   17,653
    Receivable from shareholders                     3,220              785
    Sundry deposits                                  4,222            3,782
    Staff debtors                                    1,549            1,949
    Taxes receivable                                 3,124                -
    Other receivables                               15,073           27,974
                                               -----------      -----------
                                                $   45,020       $   52,143
                                               ===========      ===========


    Included in prepayments is an amount of $11.7 million which has been paid in advance for variable sports rights. The contract terms in respect of these rights have been breached by the soccer teams. Based on the facts and pleadings to date, the Company's legal counsel and management are of the opinion that the recoverability of these prepayments is virtually certain.

7.  PROGRAM AND FILM RIGHTS

    The following table sets forth the components of program and film rights, on a gross and net basis :

    COST
       Program and sports rights                $  112,356       $  105,198
       Film rights                                  11,386            8,607
                                              -----------      -----------
                                                   123,742          113,805
                                               -----------      -----------

     ACCUMULATED AMORTIZATION
       Program and sports rights                   (37,897)         (31,082)
       Film rights                                  (2,646)          (3,151)
                                               -----------      -----------
                                                   (40,543)         (34,233)
                                               -----------      -----------

     NET BOOK VALUE
       Program and sports rights                    74,459           74,116
       Film rights                                   8,740            5,456
                                               -----------      -----------
                                                $   83,199       $   79,572
                                               ===========      ===========

    CLASSIFIED ON THE BALANCE SHEETS AS FOLLOWS:
       Current assets                           $   38,406       $   34,412
       Non-current assets                           44,793           45,160
                                               -----------      -----------
                                                $   83,199       $   79,572
                                               ===========      ===========


8.   INVENTORIES, NET

     Set-top boxes and associated components    $   25,134       $   32,514
     Less: provision for slow-moving and            (8,539)          (9,628)
       obsolete inventories                    -----------      -----------
                                                $   16,595       $   22,886
                                               ===========      ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

9.   VALUATION AND QUALIFYING ACCOUNTS

     The following account balances have been determined based on management's estimates and assumptions:


                                                                                                CREDITED/
                                                                                                (CHARGED)
                                       AT MARCH    TRANSLATION    ARISING ON      DEDUCTED     TO COSTS AND     AT MARCH
                                       31, 2001    ADJUSTMENT     ACQUISITION    FROM ASSETS   EXPENSES, NET    31, 2002
                                     -----------   -----------    -----------    -----------   -------------  ------------
                                     (THOUSANDS)   (THOUSANDS)    (THOUSANDS)    (THOUSANDS)    (THOUSANDS)    (THOUSANDS)
       2002
       Provision for:
       Doubtful accounts - Note 5     $ (20,031)    $   1,088      $     (39)     $       -     $      278     $  (18,704)
       Slow-moving and obsolete
       inventories - Note 8              (9,628)          963              -              -            126         (8,539)
       Post-retirement benefits          (1,438)          425              -              -            220           (793)
       Digital set-top boxes upgrade     (1,593)          (18)             -              -          1,611              -
       Losses in joint ventures          (1,803)           47              -          1,525            231              -
       Redundancy                          (725)            -              -              -            631            (94)
       Warranties                        (1,827)            -              -              -            201         (1,626)
       Intellectual property
       infringement                      (1,244)            -              -              -          1,244              -
       Discontinuing operations               -             -              -              -         (7,296)        (7,296)
                                     -----------   -----------    -----------    -----------   ------------   ------------
                                      $ (38,289)    $   2,505      $     (39)     $   1,525     $   (2,754)    $  (37,052)
                                     ===========   ===========    ===========    ===========   ============   ============


                                                                                                CREDITED/
                                                                                                (CHARGED)
                                       AT MARCH    TRANSLATION    ARISING ON      DEDUCTED     TO COSTS AND     AT MARCH
                                       31, 2000    ADJUSTMENT     ACQUISITION    FROM ASSETS   EXPENSES, NET    31, 2001
                                     -----------   -----------    -----------    -----------   -------------  ------------
                                     (THOUSANDS)   (THOUSANDS)    (THOUSANDS)    (THOUSANDS)    (THOUSANDS)    (THOUSANDS)
       2001
       Provision for:
       Doubtful accounts - Note 5     $ (11,858)    $   1,154      $       -      $       -     $   (9,327)    $  (20,031)
       Slow-moving and obsolete
       inventories - Note 8             (10,527)          995              -              -            (96)        (9,628)
       Post-retirement benefits          (2,140)          362              -              -            340         (1,438)
       Digital set-top boxes upgrade     (1,786)          193              -              -              -         (1,593)
       Write-down of carrying values
       of assets in certain African
       countries                         (3,057)          456              -              -          2,601              -
       Losses in joint ventures          (6,669)        1,971              -         11,386         (8,491)        (1,803)
       Redundancy                          (234)            -              -              -           (491)          (725)
       Warranties                        (5,130)            -              -              -          3,303         (1,827)
       Intellectual property
       infringement                        (621)            -              -              -           (623)        (1,244)
                                     -----------   -----------    -----------    -----------   ------------   ------------
                                      $ (42,022)    $   5,131      $       -      $  11,386     $  (12,784)    $  (38,289)
                                     ===========   ===========    ===========    ===========   ============   ============


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

9.   VALUATION AND QUALIFYING ACCOUNTS (CONTINUED)

                                                                                                CREDITED/
                                                                                                (CHARGED)
                                       AT MARCH    TRANSLATION    ARISING ON      DEDUCTED     TO COSTS AND     AT MARCH
                                       31, 1999    ADJUSTMENT     ACQUISITION    FROM ASSETS   EXPENSES, NET    31, 2000
                                     -----------   -----------    -----------    -----------   -------------  ------------
                                     (THOUSANDS)   (THOUSANDS)    (THOUSANDS)    (THOUSANDS)    (THOUSANDS)    (THOUSANDS)
       2000
       Provision for:
       Doubtful accounts              $ (20,380)    $   2,206      $       -      $       -     $    6,316     $  (11,858)
       Slow-moving and obsolete
       inventories                      (10,460)        1,132              -              -         (1,199)       (10,527)
       Post-retirement benefits          (2,667)          122              -              -            405         (2,140)
       Digital set-top boxes upgrade          -             -              -              -         (1,786)        (1,786)
       Write-down of carrying values
       of assets in certain African
       countries                         (3,307)          174              -              -             76         (3,057)
       Losses in joint ventures               -             -        (13,774)        10,863         (3,758)        (6,669)
       Redundancy                             -             -              -              -           (234)          (234)
       Warranties                        (5,460)            -              -              -            330         (5,130)
       Intellectual property
       infringement                        (499)            -              -              -           (122)          (621)
                                     -----------   -----------    -----------    -----------   ------------   ------------
                                      $ (42,773)    $   3,634      $ (13,774)     $  10,863     $       28     $  (42,022)
                                     ===========   ===========    ===========    ===========   ============   ============




     Further details describing the provisions at March 31, 2002 are included below:

     MultiChoice Africa (Proprietary) Limited (MCA) provides post-retirement benefits by way of medical aid contributions. During the year ended March 31, 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits in exchange for an increase in MCA's medical aid contributions to the retirement benefit plan (refer note 35).

     The digital set-top boxes upgrade provision has been raised in connection with the replacement of set-top boxes for interactive television. This provision was utilized during fiscal 2002.

     The provision for the write-down of carrying values of assets in certain African countries was reversed during fiscal 2001 due to the stabilization of the economic and political environments in these countries.

     The provision for losses in joint ventures related to the liabilities assumed at acquisition and the equity losses of SOE International SA and M-Web, net of advances made in terms of the group's funding obligations. The Company disposed of 25% of its equity investment in SOE International SA during fiscal 2002 (refer note 3).

     The opening redundancy provision at April 1, 2001 has been used for the payment of restructuring costs following the restructuring of the Mindport IBS, Mindport MCT and Mindport Central divisions.

     The warranty provision relates to the replacement of defective smartcards and conditional access modules supplied to customers.

     The intellectual property infringement provision related to amounts which were expected to be incurred in respect of a patent used in the conditional access system. This provision has been released unutilized to income during fiscal 2002. Management and legal counsel are of the opinion that the risk of loss to the Company is no longer probable.

     The provision for discontinued operations relates to amounts payable for settlement, legal and retrenchment costs arising from the discontinuance of the Mindport segment. The retrenchment costs included in this provision amount to $2.0 million in respect of approximately 40 employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

10.  PROPERTY AND EQUIPMENT





                                LAND, BUILDINGS
                                 AND LEASEHOLD       MACHINERY, FURNITURE       TRANSPONDERS
                                  IMPROVEMENTS          AND EQUIPMENT         AND TRANSMITTERS        SET-TOP BOXES
                            ---------------------- ---------------------- ---------------------- -----------------------
                             PURCHASED   LEASED     PURCHASED   LEASED     PURCHASED   LEASED     PURCHASED    LEASED     TOTAL
                            (THOUSANDS)(THOUSANDS) (THOUSANDS)(THOUSANDS) (THOUSANDS)(THOUSANDS) (THOUSANDS) (THOUSANDS)(THOUSANDS)
                             ---------  ---------   ---------  ---------   ---------  ---------   ---------   ---------  ---------
  COST
  At April 1, 2001           $   9,578  $    5,780  $ 108,278  $      534  $  13,696  $  217,519  $    2,393    $ 24,565  $ 382,343
  Translation adjustment          (648)     (1,663)    (9,859)        (41)      (239)    (26,650)       (684)         80  $ (39,704)
  Reclassifications                (44)        424       (294)       (485)        82         301          16           -          -
  Additions                      5,249          19     28,816           -        257      74,445         597       2,370    111,753
  Assets of acquired               159           -      4,176           -          -           -           -           -      4,335
    companies
  Disposals                     (1,118)       (183)   (18,556)          -       (321)       (160)       (101)          -    (20,439)
                            ---------- ----------- ---------- ----------- ---------- ----------- ----------- ----------- ----------
  AT MARCH 31, 2002             13,176       4,377    112,561           8     13,475     265,455       2,221      27,015    438,288
                            ---------- ----------- ---------- ----------- ---------- ----------- ----------- ----------- ----------
  ACCUMULATED DEPRECIATION
  At April 1, 2001              (2,231)       (807)   (47,493)       (263)    (6,400)    (37,239)     (1,340)    (19,614)  (115,387)
  Translation adjustment           200         238      5,367         678        111       6,387         430          24     13,435
  Reclassifications                 (6)        (44)       (72)       (415)      (577)      1,115          (1)          -          -
  Charge for the year           (2,215)       (167)   (25,181)          -     (2,095)    (20,889)       (951)     (4,554)   (56,052)
  Acquired companies               (17)          -       (313)          -          -           -           -           -       (330)
  Disposals                        117          29      6,070           -        189         160          64           -      6,629
                            ---------- ----------- ---------- ----------- ---------- ----------- ----------- ----------- ----------
  AT MARCH 31, 2002             (4,152)       (751)   (61,622)          -     (8,772)    (50,466)     (1,798)    (24,144)  (151,705)
                            ---------- ----------- ---------- ----------- ---------- ----------- ----------- ----------- ----------
  NET BOOK VALUE
  AT MARCH 31, 2002          $   9,024  $    3,626  $  50,939  $        8  $   4,703  $  214,989  $      423     $ 2,871  $ 286,583
                            ========== =========== ========== =========== ========== =========== =========== =========== ==========
  At March 31, 2001          $   7,347  $    4,973  $  60,785  $      271  $   7,296  $  180,280  $    1,053     $ 4,951  $ 266,956
                            ========== =========== ========== =========== ========== =========== =========== =========== ==========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

10.  PROPERTY AND EQUIPMENT (CONTINUED)

     The Company leases certain land and buildings, machinery, furniture and equipment, and transponders and transmitters. Commitments for minimum rentals under non-cancelable leases as at March 31, 2002 are as follows:



                                           FINANCE         OPERATING
                                            LEASES           LEASES
                                        -------------    -------------
                                         (THOUSANDS)      (THOUSANDS)
                                        -------------    -------------
  FOR THE YEARS ENDED MARCH 31:
  2003                                    $  46,424       $   16,166
  2004                                       43,272           13,383
  2005                                       41,689           10,104
  2006                                       41,761            7,445
  2007                                       43,103            5,057
  2008 and after                            181,792            8,415
                                        -------------    -------------
  Total minimum lease repayments         $  398,041       $   60,570
                                                         =============
  Less: amount representing interest       (116,816)

                                        -------------
                                        $   281,225
                                        =============




     Operating lease rental expense for the year ended March 31, 2002 amounted to approximately $8.0 million (2001: $9.5 million) included in continuing operations and $11.3 million (2001: $8.8 million) included in "Loss arising from discontinuing operations".

     Finance leases bear interest ranging from 3.0% - 21.5% as at March 31, 2002. The weighted average interest rate was 8.8% (2001: 8.9%). The present value of finance lease liabilities is as follows:


                                                                  MARCH 31,
                                                        ------------------------
                                                            2002         2001
                                                        (THOUSANDS)   THOUSANDS)
                                                        ----------- ------------

       Not later than 1 year                           $    25,130   $  19,292
       Later than 1 year and not later than 5 years         95,349      77,455
       Later than 5 years                                  160,746     132,512
                                                       -----------  ------------
                                                       $   281,225   $ 229,259
                                                       ===========  ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

11.  INTANGIBLE ASSETS



                                                          INTELLECTUAL
                                                            PROPERTY         SUBSCRIBER
                                                             RIGHTS            BASE              GOODWILL            TOTAL
                                                        ----------------  -----------------  ----------------   ----------------
                                                          (THOUSANDS)        (THOUSANDS)       (THOUSANDS)        (THOUSANDS)
                                                        ----------------  -----------------  ----------------   ----------------
    2002
    COST
       At April 1, 2001                                  $       67,471    $        42,013    $    1,107,522     $    1,217,006
       Translation difference                                       158             (8,937)          (40,131)           (48,910)
       Reclassifications                                          2,853                  -            (2,853)                 -
       Additions                                                  6,524                  -           110,616            117,140
       Acquired companies                                        16,400                  -                 -             16,400
       Disposals                                                 (5,972)                 -            (3,809)            (9,781)
                                                        ----------------  -----------------  ----------------   ----------------
       AT MARCH 31, 2002                                         87,434             33,076         1,171,345          1,291,855
                                                        ----------------  -----------------  ----------------   ----------------
    ACCUMULATED AMORTIZATION
       At April 1, 2001                                          (9,384)           (26,627)         (242,097)          (278,108)
       Translation difference                                       (70)             8,049            17,875             25,854
       Reclassifications                                         (1,247)                 -             1,247                  -
       Amortization for the year
         Included in "depreciation and amortization"             (5,221)            (6,719)          (30,266)           (42,206)
         Included in "equity results in associates"                   -                  -            (3,009)            (3,009)
         Included in "equity results in joint ventures"               -                  -           (16,948)           (16,948)
         Included in "results from discontinuing
         operations"                                            (11,958)                 -          (184,444)          (196,402)
       Impairment charge
         Included in "Loss from continuing
         operations" (1)                                           (882)            (7,779)           (4,442)           (13,103)
         Included in "Loss arising on
         discontinuing operations" (2)                                -                  -          (428,235)          (428,235)
       Disposals                                                    201                  -             2,048              2,249
                                                        ----------------  -----------------  ----------------   ----------------
       AT MARCH 31, 2002                                        (28,561)           (33,076)         (888,271)          (949,908)
                                                        ----------------  -----------------  ----------------   ----------------
    NET BOOK VALUE                                       $       58,873    $             -    $      283,074     $      341,947
                                                        ================  =================  ================   ================


(1) The impairment charge included in loss from continuing operations comprises mainly of the impairment of intellectual property rights ($0.9 million) and subscriber base ($7.8 million) in Wisdom Online (BVI) Limited. During the year the Company revised its strategy pertaining to the online services provider market in China and downscaled the size and direction of this business, and consequently also reviewed the fair value of the intangibles pertaining to this investment. The Company recorded a further impairment of goodwill of $4.4 million relating to the closure of certain internet initiatives in Asia.

(2) The impairment charge included in loss arising on discontinuing operations relates to the impairment of OpenTV goodwill of $410.6 million (based on the estimated net selling price to be obtained on disposal of the Company's 38.4% interest) and Mindport goodwill of $17.6 million (based on the discontinuance of stand-alone broadband initiatives and integrated business system software products).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

11.  INTANGIBLE ASSETS (CONTINUED)


                                                          INTELLECTUAL
                                                            PROPERTY         SUBSCRIBER
                                                             RIGHTS             BASE            GOODWILL             TOTAL
                                                        ---------------   ----------------   ---------------    ---------------
                                                          (THOUSANDS)        (THOUSANDS)       (THOUSANDS)        (THOUSANDS)
                                                        ---------------   ----------------   ---------------    ---------------
    2001
    COST
       At April 1, 2000                                     $ 18,998           $ 37,186         $ 278,894          $ 335,078
       Translation difference                                     92             (6,900)          (36,225)           (43,033)
       Additions                                              48,381             11,727           892,969            953,077
       Acquired companies                                          -                  -            20,791             20,791
       Impairment charge                                           -                  -           (29,034)           (29,034)
       Disposals                                                   -                  -           (19,873)           (19,873)
                                                         ------------  -----------------  ----------------   ----------------
       At March 31, 2001                                      67,471             42,013         1,107,522          1,217,006
                                                         ------------  -----------------  ----------------   ----------------
    ACCUMULATED AMORTIZATION
       At April 1, 2000                                       (4,446)           (22,258)         (101,490)          (128,194)
       Translation difference                                     47              4,571            18,077             22,695
       Amortization for the year
         Included in "depreciation and amortization"          (4,985)            (8,940)         (144,593)          (158,518)
         Included in "equity results in associates"                -                  -            (3,776)            (3,776)
         Included in "equity results in joint ventures"            -                  -           (21,176)           (21,176)
       Impairment charge                                           -                  -             6,264              6,264
       Disposals                                                   -                  -             4,597              4,597
                                                         ------------  -----------------  ----------------   ----------------
       At March 31, 2001                                      (9,384)           (26,627)         (242,097)          (278,108)
                                                         ------------  -----------------  ----------------   ----------------
    NET BOOK VALUE                                          $ 58,087           $ 15,386         $ 865,425          $ 938,898
                                                         ============  =================  ================   ================



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

12.  LONG-TERM INVESTMENTS

     The following information relates to the Company's effective economic interest in significant investments:

                                                     MARCH 31,
                                              ------------------------
                                                  2002           2001
       TYPE OF INVESMENT                            %              %        NATURE OF BUSINESS              COUNTRY
       ASSOCIATES

       Electronic Media Network Limited/
       SuperSport International Holdings                                    Premium television channel
       Limited (M-Net/SuperSport)                 22.2           21.0       provider                        South Africa

       JOINT VENTURES
                                                                            Internet service and content
       M-Web Holdings Limited                     41.0           22.3       provider                        South Africa
       United Broadcasting Corporation                                      Management of
       Public Company Limited                     31.1           31.1       television platforms            Thailand
       MultiChoice Supplies (Proprietary)
       Limited                                    50.0           50.0       Set-top box rentals             South Africa
                                                                            Management of
       MultiChoice Middle East Inc.                  -           45.0       television platforms            Middle East

       KSC Commercial Internet Company Limited    40.6           53.5       Internet service and content
                                                                            provider                        Thailand
       Myriad International Programming Services  50.0           50.0       Program and content acquisition The Netherlands
       BV

       SUBSIDIARIES (1)

       Myriad Holdings Africa BV                 100.0          100.0       Investment holding              The Netherlands
                                                                            Management of
       MultiChoice Africa (Proprietary) Limited  100.0          100.0       television platforms            South Africa
       MultiChoice Africa Limited                100.0          100.0       Investment holding              British Virgin Islands
       NetMed NV                                  84.7           88.6       Investment holding              The Netherlands
                                                                            Management of
       NetMed Hellas SA                           84.7           85.1       television platforms            Greece
                                                                            Management of
       MultiChoice Hellas SA                      33.9           38.5       television platforms            Greece
       Mindport Holdings Limited                 100.0          100.0       Technology development          British Virgin Islands
       Mindport IBS Limited                       70.0           70.0       Technology development          British Virgin Islands
       Irdeto Access BV                          100.0          100.0       Technology development          The Netherlands
                                                                            Management of
       MultiChoice Cyprus Limited                 29.9           35.2       television platforms            Cyprus
       Open TV Corp.                              38.4           41.6       Technology development          USA
       Internet Knowledge Service Centre Company
       Limited                                    62.5           75.0       Investment holding              Thailand
                                                                            Instant messaging service
       Tencent (BVI) Limited                      46.4              -       provider                        China


(1) The percentage interests in companies listed as subsidiaries are based on the Company's effective ownership. The Company has voting control through its direct and indirect interests in the respective intermediate holding companies and other entities.


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                                       MARCH 31,
                                                                             ------------------------------
                                                                                 2002             2001
                                                                             (THOUSANDS)      (THOUSANDS)
                                                                             -------------    -------------
13.  EQUITY-ACCOUNTED INVESTMENTS
     Associates (a)                                                           $  18,751        $  12,577
     Joint ventures (b)                                                          16,495           30,107
                                                                             -------------    -------------
                                                                              $  35,246        $  42,684
                                                                             =============    =============
         (a)  ASSOCIATES
               LISTED
               M-Net / SuperSport at cost                                     $   3,435        $   5,086
               Share of post-acquisition retained profits                        15,316            7,491
                                                                             -------------    -------------

                                                                              $  18,751        $  12,577
                                                                             =============    =============

         (b)  JOINT VENTURES
               LISTED
               United Broadcasting Corporation Public Company Limited        $   65,804        $  65,708
               M-Web Holdings Limited                                                 -            4,021
               UNLISTED
               MultiChoice Supplies (Proprietary) Limited                         2,517            5,495
               MultiChoice Middle East, Inc.                                          -            6,588
               M-Web Holdings Limited                                             7,386                -
               KSC Commercial Internet Company Limited                            1,363              553
               SHARE OF POST-ACQUISITION RETAINED LOSSES                        (60,575)         (52,258)
                                                                           -------------    -------------
                                                                             $   16,495        $  30,107
                                                                           =============    =============
              LISTED SHARES AT MARKET VALUE
               M-Net/SuperSport                                              $   20,498        $  28,049
               United Broadcasting Corporation Public Company Limited            88,377           56,464
               M-Web Holdings Limited                                                 -           13,915
                                                                           -------------    -------------
                                                                             $  108,875        $  98,428
                                                                           =============    =============
              DIRECTORS' VALUATION OF UNLISTED SHARES
               Joint Ventures                                                $   11,266        $  10,218
                                                                           =============    =============


                                                                 MARCH 31,
                                           ----------------------------------------------
                                                2002             2001           2000
                                            (THOUSANDS)      (THOUSANDS)    (THOUSANDS)
                                           ----------------------------------------------
SIGNIFICANT JOINT VENTURE INFORMATION

Net loss                                    $ (14,019)       $ (29,027)     $ (29,555)
Current assets                                 27,724           29,717         40,460
Long-term assets                               45,598           55,075         76,727
Current liabilities                           (36,722)         (48,146)       (45,072)
Long-term liabilities                         (21,906)         (38,853)       (41,649)
Commitments and contingencies                   5,781            5,205          5,399


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                              MARCH 31,
                                                                   -------------------------------
                                                                        2002             2001
                                                                    (THOUSANDS)      (THOUSANDS)
                                                                   --------------   --------------

14. LONG-TERM DEBT, AND PROGRAM AND FILM RIGHTS
    LONG-TERM DEBT COMPRISES:
       Finance leases - Note 10                                     $  281,225       $  229,259
       Long-term debt                                                   79,621           20,123
                                                                   --------------   --------------
                                                                       360,846          249,382
       Less: short-term portion included in current liabilities        (38,933)         (19,292)
                                                                   --------------   --------------
                                                                    $  321,913       $  230,090
                                                                   ==============   ==============



     The liabilities under finance leases are repayable over periods from one to eleven years at effective interest rates, ranging from 3.0% to 21.5% per annum.

     Included in long-term debt is a liability for bank borrowings of $13.3 million (2001: $17.4 million) relating to the transfer of shares of M-Net/SuperSport into the Phuthuma Futhi share scheme. Accrued interest until redemption date (October 15, 2002) is added to the liability at an interest rate of 12.55% per annum. The Company may be required to re-acquire ownership of the M-Net/SuperSport shares on October 31, 2005, which was renegotiated from the original maturity date for the scheme of April 14, 2001. This liability has been included in the short-term portion of long-term debt. Also included is a bank loan facility of $63.5 million, repayable in July 2004, bearing interest at LIBOR plus 2% per annum.

     Transponders and transmitters with a carrying value of $215.0 million have been encumbered in favour of secured lenders. A call account cash balance of $5.3 million has been pledged as security for the Phuthuma Futhi loan.

     PROGRAM AND FILM RIGHTS:


        Program and film rights                                         $ 56,852          $ 70,256
        Less: short-term portion included in current liabilities         (30,237)          (32,941)
                                                                   --------------    --------------
                                                                        $ 26,615          $ 37,315
                                                                   ==============    ==============


     Program and film rights payable are non-interest-bearing and amounts due in future financial years are $30.2 million in 2003, $17.8 million in 2004 and $8.8 million thereafter.

     THE CURRENCY MIX OF LONG-TERM DEBT, AND PROGRAM AND FILM RIGHTS AS AT MARCH 31, 2002 AND 2001 IS:


                                                                         %                 %
                                                                   --------------    --------------
   Euro                                                                     25.0              32.4
   Greek drachmae                                                              -              19.6
   Netherlands guilders                                                        -               0.3
   South African rand                                                        4.2               7.4
   US dollars                                                               70.8              40.3
                                                                   --------------    --------------
                                                                           100.0             100.0
                                                                   ==============    ==============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


                                                                                                      MARCH 31,
                                                                                           ------------------------------
                                                                                               2002             2001
                                                                                           (THOUSANDS)      (THOUSANDS)
                                                                                           -------------    -------------
15.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

       Deferred income (refer note 5)                                                          $ 58,589         $ 49,153
       Accrued expenses                                                                          78,550           81,446
       Taxes and social securities                                                               17,415           14,697
       Amounts owing in respect of investments acquired                                               -            8,259
       Other current liabilities                                                                 11,233           10,064
                                                                                           -------------    -------------
                                                                                              $ 165,787        $ 163,619
                                                                                           =============    =============

                                                                                              MARCH 31,
                                                                          ------------------------------------------------
                                                                              2002              2001               2000
                                                                           (THOUSANDS)      (THOUSANDS)        (THOUSANDS)
                                                                          ------------------------------------------------
16.  RELATED PARTY TRANSACTIONS

     The Company entered into transactions and has balances with a number of related parties, including equity investees, directors, shareholders and entities under common control. The transactions with related parties are summarized in the following table:

     INCOME
          Management fee (a)                                               $         -       $      868         $   1,573
          Dividends (b)                                                            656            1,683             1,544
          Licensing and consulting fees (c)                                      2,611            1,419               843
          Profit on sale of associate                                                -                -            15,199
          Interest received (d)                                                    656                -                 -
          Satellite capacity charges (e)                                         2,112            3,926             6,286
          Advertising recovery (f)                                               1,693            2,131             2,227
          Smartcards (g)                                                         3,544                -                 -
                                                                          -------------     ------------       -----------
                                                                           $    11,272       $   10,027         $  27,672
                                                                          =============     ============       ===========


     COSTS
          Channel and programming costs (h)                                $   155,861       $  163,534         $ 161,077
          Directors' and key management emoluments (i)                           3,571            4,991             4,308
                                                                          -------------     ------------       -----------
                                                                           $   159,432       $  168,525         $ 165,385
                                                                          =============     ============       ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

16.  RELATED PARTY TRANSACTIONS (CONTINUED)

     (a) Management fee charged by the Company to United Broadcasting Corporation Public Company Limited.

     (b)  Dividends received from M-Net/SuperSport.

     (c) Licensing and consulting fees charged to associates and joint ventures.

     (d) Interest received from M-Web Holdings Limited in respect of amount owing in terms of the bridging finance agreement.

     (e)  Excess satellite capacity charged to associates.

     (f)  Advertising recovered from associates.

     (g)  Smartcard sales to joint ventures.

     (h) The Company has contracts with M-Net/SuperSport for the supply of program and film rights. The amounts payable under these contracts are calculated based on the number of subscribers and at a rate per subscriber determined on an annual basis.

     (i) Total remuneration of the directors. A listing of the members of the board of directors is shown on page 79 of this annual report.

     (j) The aggregate number of options granted to directors in terms of the employee stock option schemes of the Company during 2002 and at March 31, 2002 respectively are:

          o For entities listed on a recognised stock exchange as follows: by MIH Limited (nominal value of $1.00 per share) 482,471 and 1,648,309, by MIH Holdings Limited (nominal value of South African rand 0.02 per share) 164,751 and 3,514,565, by M-Net (nominal value of South African rand 0.02 per share) nil and 3,270,420, by SuperSport (nominal value of South African rand
               0.0001 per share) nil and 3,270,420; and

          o For privately-owned companies as follows: by M-Web Holdings Limited (nominal value of South African rand 0.0001 per share) nil and 2,139,456, by Mindport Holdings Limited (nominal value of $1.00 per share) nil and 710,000, by Irdeto Access BV (nominal value of euro 0.01 per share) nil and 110,000, by Mindport Integrated Business Systems BV (nominal value of euro
               0.01 per share) nil and 70,000, by M-Web Thailand (BVI) Limited (no par value) nil and 719,571 and M-Web China (BVI) Limited (nominal value of $1.00 per share) nil and 727,360.

          These options were granted on the same terms and conditions as those offered to employees of the Company. As at March 31, 2002, 225,000 options had been granted to directors who were not also employees of the Company in terms of the MIH Limited Directors' Stock Option Plan.

                                                                                            MARCH 31,
                                                                                  ------------------------------
                                                                                      2002             2001
                                                                                   (THOUSANDS)      (THOUSANDS)
                                                                                  -------------    -------------
       The balances of advances, deposits, receivables and payables between the Company and its affiliates are:

       RECEIVABLES
           M-Web Holdings Limited                                                  $         -      $       957
           NMS Commmunications (Proprietary) Limited                                       175                -
           United Broadcasting Corporation Public Company Limited                          863                -
                                                                                  -------------    -------------
                                                                                   $     1,038      $       957
                                                                                  =============    =============
       PAYABLES
           MIH Holdings Limited                                                    $     2,753      $     4,625
           Electronic Media Network Limited                                             12,672           12,867
           SuperSport International Holdings Limited                                       200               17
           M-Web Holdings Limited                                                          370                -
                                                                                  -------------    -------------
                                                                                   $    15,995      $    17,509
                                                                                  =============    =============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

16.  RELATED PARTY TRANSACTIONS (CONTINUED)

     CONTROL OF COMPANY

     As at March 31, 2002 MIH Holdings Limited (MIH Holdings) indirectly owned 100% of the Company's Class B Ordinary Shares, collectively representing 54.42% of the economic rights. MIH Holdings and its ultimate holding company, Naspers Limited, are publicly traded on the JSE Securities Exchange South Africa.

     SuperSport International Holdings Limited, an associate, owns 3,253,222 (5.8%) Class A Ordinary Shares of the Company.


                                                                            MARCH 31,
                                                                -------------------------------
                                                                     2002             2001
                                                                  (THOUSANDS)      (THOUSANDS)
                                                                --------------   --------------
17.   PROVISIONS (ALSO REFER NOTE 9)
      Digital set-top boxes upgrade                              $          -     $      1,593
      Post-retirement benefits                                            793            1,438
      Losses in joint ventures                                              -            1,803
      Intellectual property infringement                                    -            1,244
      Warranties                                                        1,626            1,827
      Redundancy                                                           94              725
      Discontinued operations                                           7,296                -
                                                                --------------   --------------
                                                                 $      9,809     $      8,630
                                                                ==============   ==============

18.  DEFERRED TAX

     The deferred tax relates to the temporary differences between the book values and the tax bases of assets and liabilities.
     Significant components of the Company's
     deferred tax liabilities and assets are
     summarized below:

           Deferred tax liabilities
           Intangible assets                                     $     17,950     $      9,066
           Tangible assets                                                218              143
                                                                --------------   --------------
           Gross deferred tax liabilities                              18,168            9,209
                                                                --------------   --------------

           Deferred tax assets
           Accounts receivable and other assets                         5,611            6,885
           Accrued expenses and other current liabilities               2,991            3,487
           Leased property and equipment                               18,212            9,750
           Deferred income                                             17,577           14,276
           Tax loss carry-forwards                                    120,509          104,235
           Hedging reserve                                              5,824                -
                                                                --------------   --------------
           Gross deferred tax assets                                  170,724          138,633
                                                                --------------   --------------

           Net deferred tax assets                                    152,556          129,424
           Less: valuation allowance                                 (152,873)        (129,513)
                                                                --------------   --------------
           Net deferred tax liabilities                                $ (317)           $ (89)
                                                                ==============   ==============

     The Company has raised a valuation allowance against the net deferred tax assets as in management's estimate it is more likely than not that the deferred tax assets will not be realized, due to the time limits on the available tax loss carry-forwards that arose on these losses.

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

     During April 1999 the Company issued 10,435,000 Class A Ordinary Shares in an initial public offering for net proceeds of $171.1 million. Simultaneously with the completion of the public offering, the $46.2 million note payable to Thomson Consumer Electronics, Inc. converted into 2,581,775 Class A Ordinary Shares.

     During April 2000 the Company issued 4,511,000 Class A Ordinary Shares through a follow-on public offering on the Nasdaq and Euronext Amsterdam stock exchanges, raising $180.4 million before expenses.

     On February 14, 2001 459,770 Class A Ordinary Shares were issued in settlement of the consideration to acquire an additional 4% share in NetMed Hellas SA.

     On January 17, 2002 297,611 Class A Ordinary Shares were issued to an employee for no consideration.

     The Company issued 1,944,475, 1,000,000 and 1,500,000 Class A Ordinary Shares during the years ended March 31, 2000, 2001 and 2002 respectively to the MIH Limited Share Trust (the trust). These shares were issued in exchange for a note receivable of $32.5 million, $19.0 million and $11.1 million in 2000, 2001 and 2002 respectively. The notes receivable have been offset against the share capital in the Consolidated Statement of Changes in Shareholders' Equity. These shares carry full dividend and voting rights.

     Total shares allotted and issued to the employee share trust:

                                                               NUMBER OF SHARES

                                                             2002           2001
                                                        --------------- ---------------
Balance at beginning of the year                             2,944,415      2,000,000
Shares alloted and issued to the trust                       1,500,000      1,000,000
Less: shares purchased by participants                               -        (55,585)
                                                        --------------- --------------
Balance at end of the year                                   4,444,415      2,944,415
                                                        =============== ===============

Shares allocated and reserved in previous years              2,804,128      1,826,249
Shares allocated and reserved in the current year            1,708,970        977,879
Less: shares no longer reserved due to participants
leaving the employ of the Company                             (376,849)             -
Shares available for allocation                                308,166        140,287
                                                        --------------- ---------------
Balance at end of the year                                   4,444,415      2,944,415
                                                        =============== ===============

Fair value of shares held at March 31                    $  12,671,027   $  36,216,304
                                                        =============== ===============
Loans outstanding at March 31                            $  63,371,209   $  52,070,007
                                                        =============== ===============
Fair value on issuance of shares to the
trust during the year                                    $  11,130,000   $  19,025,000
                                                        =============== ===============
Fair value on date of issue of shares
  allocated to employees during the year                 $   7,002,483   $  19,662,050
                                                        =============== ===============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                              MARCH 31,
                                         --------------------------------------------------------
                                                2002                2001               2000
                                            (THOUSANDS)         (THOUSANDS)         (THOUSANDS)
                                         --------------------------------------------------------

20.  NET REVENUES AND COST OF PROVIDING SERVICES

     NET REVENUES
     Subscription revenue                 $     497,708      $     513,607     $      508,940
     Hardware sales                              53,144             73,931             81,047
     Technology revenue                          46,891             52,677             50,968
     Other revenue                               46,086             43,002             41,893
                                         ---------------    ---------------   ----------------
                                          $     643,829      $     683,217     $      682,848
                                         ===============    ===============   ================

     Other revenue mainly includes revenue from advertising, decoder maintenance, backhaul charges and instant messaging services.

     COST OF PROVIDING SERVICES
     Subscription                         $    (258,080)     $    (292,877)    $     (284,089)
     Hardware                                   (46,054)           (83,709)           (81,392)
     Technology                                 (14,633)            (8,469)           (16,021)
     Other costs                                (59,672)           (21,509)           (47,021)
                                         ---------------    ---------------   ----------------
                                          $    (378,439)     $    (406,564)    $     (428,523)
                                         ===============    ===============   ================




21.  STAFF COSTS
     Wages and salaries                   $      62,336      $      68,833     $       42,695
     Company contributions to defined
       contribution plans                         8,773             10,251             11,389
     Training costs                                 903              1,091              1,790
     Termination benefits                             -                  -             11,388
                                         ---------------    ---------------   ----------------
                                          $      72,012      $      80,175     $       67,262
                                         ===============    ===============   ================

     Average weekly number of persons
     employed by the Company during the
     year:
       Full-time                                  2,443              2,822              2,269
                                         ===============    ===============   ================


22.  FINANCIAL RESULTS, NET
     Dividend income                      $       1,963      $       2,649     $        1,939
     Interest income                              8,111             15,454              9,819
     Foreign exchange gains/(losses)
       Fair value of hedges                       6,035                  -                  -
       Other                                    (10,575)           (11,276)            (4,231)
     Interest expense
       Bank overdrafts, acceptances and loans    (9,870)            (9,323)            (8,901)
       Finance leases                           (22,418)           (19,535)           (17,597)
                                         ---------------    ---------------   ----------------
                                          $     (26,754)     $     (22,031)    $      (18,971)
                                         ===============    ===============   ================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                                           MARCH 31,
                                                                       ------------------------------------------------------
                                                                              2002              2001                 2000
                                                                          (THOUSANDS)        (THOUSANDS)          (THOUSANDS)
                                                                       ------------------------------------------------------
23.   PROFIT ON SALE AND DILUTION OF INTERESTS IN SUBSIDIARIES,
      JOINT VENTURES AND ASSOCIATES, NET
      Public offerings:
         MultiChoice Cyprus Limited                                   $           -      $       4,164     $           -
      Introduction of minority shareholders in the
      following subsidiaries:
         NetMed NV                                                           11,856             23,821                 -
         M-Web China (BVI) Limited                                                -              1,118                 -
      Disposal of interests:
         A-1 Net Holdings Limited                                            (4,870)                 -                 -
         Eefoo.com.cn                                                        (2,941)                 -                 -
      Loss on repurchase and cancellation of shares by associate             (1,003)                 -                 -
      Profit on sale of associate                                                 -                  -            15,199
      Termination of joint venture arrangement                                    -                  -             2,812
      Profit on disposal of interests in joint ventures:
         MultiChoice Middle East, Inc.                                        2,007                  -                 -
         SOE International SA                                                 3,278                  -                 -
                                                                     ---------------    ---------------   ---------------
                                                                      $       8,327      $      29,103     $      18,011
                                                                     ===============    ===============   ===============


24.   INCOME TAX
      Tax:
         Current                                                      $      (4,398)     $     (13,399)    $      (2,204)
         Deferred                                                              (247)                64               (89)
                                                                     ---------------    ---------------   ---------------
      Charged against income                                          $      (4,645)     $     (13,335)    $      (2,293)
                                                                     ===============    ===============   ===============

      The difference between income tax expense computed at statutory rates of the respective companies of 30.49% average
      (2001: 25.56% average) and income tax expense provided on results are as follows:

      Income tax benefit at statutory rates                           $      28,032      $      37,036     $      15,475
      Unprovided timing differences                                         (16,129)           (23,380)           (2,372)
      Permanent differences:
         Exempt income                                                       12,421             12,261            17,815
         Profit on sale of interests in subsidiaries and joint
           venture, net                                                       2,539              8,731             5,403
         Equity results in associates and joint ventures                     (5,262)           (21,698)          (12,486)
         Non-deductible charges                                              (9,297)            (6,316)          (15,086)
         Other taxes                                                         (2,103)            (9,771)              (84)
         Goodwill amortization                                              (16,864)           (10,198)           (8,541)
         Change in tax rates                                                  2,018                  -            (2,417)
                                                                     ---------------    ---------------   ---------------
      Income tax expense                                              $      (4,645)     $     (13,335)    $      (2,293)
                                                                     ===============    ===============   ===============


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

24.  INCOME TAX (CONTINUED)

     The Company has tax loss carry-forwards of approximately $341.7 million. A summary of the tax loss carry-forwards at March 31, 2002 (in thousands) by tax jurisdiction, and the expiry dates is set out below:


                              AFRICA       GREECE      NETHERLANDS      USA           ASIA         TOTAL
                           ------------- ------------  ------------ ------------- ------------- -------------
        2003                $         -   $    4,442    $        -   $         -   $     1,304   $     5,746
        2004                          -       12,641             -             -           414        13,055
        2005                          -       22,380             -             -         4,384        26,765
        2006                          -       27,210             -             -         6,531        33,741
        2007                          -       37,481             -             -        10,239        47,720
        After five years         38,953            -        16,800       139,000        19,927       214,680
                           ------------- ------------  ------------ ------------- ------------- -------------
                            $    38,953   $  104,154    $   16,800   $   139,000   $    42,799   $   341,707
                           ============= ============  ============ ============= ============= =============

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

25.  DISCONTINUING OPERATIONS

     On May 8, 2002 the Company publicly announced that it had entered into an agreement in terms of which it would sell its 38.4% interest in OpenTV to Liberty Media Corporation for a gross amount of approximately $185 million. The revenues, results, cash flows, assets and liabilities of OpenTV were as follows:

                                                                   MARCH 31,
                                                        --------------------------------
                                                          2002        2001       2000
                                                        (THOUSANDS) (THOUSANDS)(THOUSANDS)
                                                        --------------------------------
         Net revenues                                   $  93,145  $   74,579   $ 31,036
         Operating expenses                              (327,205)   (234,256)   (56,368)
                                                        ---------- ----------- ----------
         OPERATING LOSS                                  (234,060)   (159,677)   (25,332)
         Financial results, net                            (5,394)    (29,582)     3,727
         (Losses)/net gains on disposals and dilutions    (13,912)    399,994     96,160
                                                        ---------- ----------- ----------
         (LOSS)/PROFIT BEFORE TAX                        (253,366)    210,735     74,555
         Income tax                                        (1,404)      7,449          -
                                                        ---------- ----------- ----------
         (LOSS)/PROFIT AFTER TAX                         (254,770)    218,184     74,555
         Minority interest                                141,634      99,472      2,153
                                                        ---------- ----------- ----------
         (LOSS)/PROFIT FROM DISCONTINUING OPERATIONS    $(113,136) $  317,656   $ 76,708
                                                        ========== =========== ==========


         Operating cash flows                           $ (28,459) $  (28,711)  $(14,143)
         Investing cash flows                             (39,801)     33,769    (75,698)
         Financing cash flows                               9,852      15,970    194,623
                                                        ---------- ----------- ----------
         TOTAL CASH FLOWS                               $ (58,408) $   21,028   $104,782
                                                        ========== =========== ==========


         Property and equipment                         $  23,979  $   16,095
         Other non-current assets                         322,492     831,694
         Current assets                                   142,089     206,864
                                                        ---------- -----------
         TOTAL ASSETS                                   $ 488,560  $1,054,653
                                                        ========== ===========
         TOTAL LIABILITIES                              $ (41,897) $  (31,093)
                                                        ========== ===========

         THE LOSS ARISING ON DISCONTINUING OPERATIONS
         WAS DETERMINED AS FOLLOWS:

         Goodwill impairment (note 11)                  $(410,657) $        -   $      -
         Minorities                                       245,478           -          -
                                                        ---------- ----------- ----------
                                                        $(165,179) $        -   $      -
                                                        ========== =========== ==========


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

25.  DISCONTINUING OPERATIONS (CONTINUED)

     On November 21 2001, the Company publicly announced that the stand alone Mindport businesses for the Broadband initiatives and the integrated business system software product would be discontinued as part of a formal plan established by management. The revenues, results, cash flows, assets and liabilities of Mindport were as follows:

                                                                   MARCH 31,
                                                        --------------------------------
                                                           2002       2001       2000
                                                        (THOUSANDS)(THOUSANDS)(THOUSANDS)
                                                        --------------------------------
         Net revenues                                   $  10,194  $  17,948  $   9,525
         Operating expenses                               (53,228)   (51,713)   (45,378)
                                                        ---------- ---------- ----------
         OPERATING LOSS                                   (43,034)   (33,765)   (35,853)
         Financial results, net                               (35)       388       (612)
         (Losses)/net gains on disposals and dilutions       (250)       130          -
                                                        ---------- ---------- ----------
         LOSS BEFORE TAX                                  (43,319)   (33,247)   (36,465)
         Income tax                                          (368)      (861)     1,659
                                                        ---------- ---------- ----------
         LOSS AFTER TAX                                   (43,687)   (34,108)   (34,806)
         Minority interest                                  4,882      3,519      3,202
                                                        ---------- ---------- ----------
         LOSS FROM DISCONTINUING OPERATIONS             $ (38,805) $ (30,589) $ (31,604)
                                                        ========== ========== ==========

         Operating cash flows                           $ (35,522) $ (35,222) $ (34,176)
         Investing cash flows                              (2,463)    (2,746)      (795)
         Financing cash flows                              38,448     38,489     35,903
                                                        ---------- ---------- ----------
         TOTAL CASH FLOWS                               $     463  $     521  $     932
                                                        ========== ========== ==========

         Property and equipment                         $     138  $   6,864
         Other non-current assets                          18,300     41,724
         Current assets                                    15,449     (1,231)
                                                        ---------- ----------
         TOTAL ASSETS                                   $  33,887  $  47,357
                                                        ========== ==========
         TOTAL LIABILITIES                              $ (98,356) $ (94,952)
                                                        ========== ==========
         THE LOSS ARISING ON DISCONTINUING OPERATIONS
         WAS DETERMINED AS FOLLOWS:

         Goodwill impairment (note 11)                  $ (17,578) $       -  $       -
         Asset write-off                                  (13,064)         -          -
                                                        ---------- ---------- ----------
                                                        $ (30,642) $       -  $       -
                                                        ========== ========== ==========


     With effect from September 6, 1999 the Company discontinued the operations of International Gaming Networks (IGN), the gaming entity of MCA, the business of which was spread and sports betting. Included in "Loss from discontinuing operations" in fiscal 2000 are losses of $3.8 million. Included in "Loss arising on discontinuing operations" in fiscal 2000 is $4.1 million, which relates mainly to staff retrenchment costs, lease cancellation costs and asset impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

26.  LOSS PER SHARE

     Basic profit/(loss) per share is calculated by dividing the net profit/(loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

     For the diluted profit/(loss) per share calculation, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, which are in respect of options granted to employees.

     In the diluted profit per share calculation, a calculation is performed to determine the number of shares that could have been acquired at the market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "bonus" shares to be added to the ordinary shares outstanding for the purpose of calculating the dilution. No adjustment is made to the basic net profit/(loss) per share or where the effect of the dilutive potential ordinary shares is considered to be anti-dilutive.

                                                        2002           2001            2000
                                                    ---------------------------------------------

Weighted average number of ordinary shares in issue    56,575,741     55,414,252      50,790,662
Adjustment for share options                                    -      1,123,598               -
                                                    -------------- -------------- ---------------
                                                       56,575,741     56,537,850      50,790,662
                                                    ============== ============== ===============

                                                                                              MARCH 31,
                                                                         -------------------------------------------------
                                                                              2002              2001               2000
                                                                          (THOUSANDS)       (THOUSANDS)        (THOUSANDS)
                                                                         -------------------------------------------------
27. NON-CASH AND OTHER
    Depreciation and amortization                                          $ 100,259       $    71,558         $   62,002
    Amoritzation of program and film rights                                   40,971            35,922             38,752
    Interest expense                                                          32,288            28,858             26,499
    Interest income                                                           (8,111)          (15,454)            (9,819)
    Dividends received                                                        (1,963)           (2,649)            (1,939)
    Equity results in joint ventures                                          25,406            74,022             39,458
    Equity results in associates                                              (8,148)            1,695              2,163
    Profit on sale and dilution of interests in subsidiaries,
      joint ventures and associates                                           (8,327)          (29,103)           (18,011)
    Loss/(profit) on disposal of property and equipment                          206               228               (236)
    Loss on marketable securities                                              5,000                 -                  -
    Other                                                                      8,941             5,026                  -
                                                                         ------------    --------------      -------------
                                                                           $ 186,522       $   170,103         $  138,869
                                                                         ============    ==============      =============

28. WORKING CAPITAL
    Increase in trade and other receivables, net                           $  (8,952)      $    (4,846)        $  (29,842)
    Net movements in related party balances                                   (1,540)           (3,811)             2,133
    Decrease/(increase) in inventories, net                                    2,794            (7,940)             1,037
    Payments for program and film rights                                     (58,266)          (43,510)           (38,284)
    Increase in trade payables, accrued expenses and other liabilites         22,578            10,540             61,433
                                                                         ------------    --------------      -------------
                                                                           $ (43,386)      $   (49,567)        $   (3,523)
                                                                         ============    ==============      =============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

                                                                                                  MARCH 31,
                                                                                 --------------------------------------------
                                                                                      2002          2001          2000
                                                                                  (THOUSANDS)    (THOUSANDS)   (THOUSANDS)
                                                                                 --------------------------------------------
29.  ACQUISITION OF SUBSIDIARIES, NET OF CASH ACQUIRED
        Fair value of assets and liabilities acquired:
            Property and equipment                                                $    (4,005)   $    (9,970)   $   (1,209)
            Intangible assets                                                         (16,400)       (20,791)            -
            Investments and loans                                                           -        (48,158)         (689)
            Net current (assets)/liabilities                                            5,491        (75,800)         (729)
            Long-term liabilities                                                           -          1,919             -
            Deferred tax                                                                   26          7,329             -
            Minority interest                                                               -              -           657
                                                                                 -------------  -------------  ------------
                                                                                      (14,888)      (145,471)       (1,970)
        Goodwill                                                                      (74,226)      (842,591)      (23,030)
                                                                                 -------------  -------------  ------------
        Consideration                                                                 (89,114)      (988,062)      (25,000)
        Amounts settled via shares                                                     41,900        976,746             -
        Cash acquired                                                                   4,917         79,340         2,752
                                                                                 -------------  -------------  ------------
        Net cash (paid for)/arising from acquisition of subsidiaries              $   (42,297)   $    68,024    $  (22,248)
                                                                                 =============  =============  ============

30.  DISPOSAL OF SUBSIDIARIES, NET OF CASH DISPOSED
         Fair value of assets and liabilities disposed:
            Property and equipment                                                $     2,751    $       849    $        -
            Intangible assets                                                           5,504          3,776             -
            Investments and loans                                                      10,988              -             -
            Net current liabilities                                                    (5,434)             -             -
            Long-term liabilities                                                      (5,000)             -             -
            Deferred tax                                                                    2              -             -
                                                                                 -------------  -------------  -----------
                                                                                        8,811           4,625            -
         Loss on sale of subsidiary                                                    (7,811)             -             -
                                                                                 -------------  -------------  -----------
         Proceeds on sale of subsidiary                                                 1,000           4,625            -
         Cash and cash equivalents sold with subsidiary                                (3,148)             -             -
                                                                                 -------------  -------------  -----------
         Net cash (relinquished)/received from disposal of subsidiaries           $    (2,148)   $     4,625    $        -
                                                                                 =============  =============  ===========


31.  BUSINESS AND GEOGRAPHICAL SEGMENTS

     The Company's primary reporting format for segments is based on its method of internal reporting that disaggregates its businesses by service or product. The Company's reportable business segments are Subscriber Platforms and MIH Technologies. The group's business is conducted in the following main business segments:

     SUBSCRIBER PLATFORMS

     o TELEVISION, through the Company's subsidiaries and joint ventures based in Africa and the Middle East, the Mediterranean and Thailand, which mainly generates revenue from local customers.
     o INTERNET, through the Company's subsidiaries and joint ventures based in Thailand, China, Indonesia and Africa, which generates revenue from local customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

31.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

     MIH TECHNOLOGIES

     o OPENTV. On May 8, 2002, a sale agreement was entered into for the disposal of the OpenTV segment (refer note 25).

     o On November 27, 2001 the Company announced its formal plan to discontinue the Mindport business (excluding Irdeto Access BV) (refer note 25).

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

     The following tables present the Company's reportable segments using the principles of IAS. The accounting policies applied by the reportable segments are consistent with the accounting policies applied in the consolidated financial statements, as described in note 2. The primary measure of segmental performance is operating profit or loss.

     PRIMARY REPORTING FORMAT UNDER IAS

                                                                           YEAR ENDED MARCH 31, 2002
                                           ---------------------------------------------------------------------------------------
                                            SUBSCRIBER PLATFORMS       MIH TECHNOLOGIES
                                           ----------------------- -------------------------
                                                                                                        RECONCILING   CONSOLIDATED
                                           TELEVISION   INTERNET     MINDPORT     OPENTV     CORPORATE     ITEMS         TOTAL
                                           (THOUSANDS) (THOUSANDS) (THOUSANDS)  (THOUSANDS) (THOUSANDS) (THOUSANDS)   (THOUSANDS)
                                           ---------------------------------------------------------------------------------------
REVENUE
External                                    $ 581,975   $  14,963   $  46,891    $       -   $       -   $        -    $  643,829
Inter-segmental                                     -           -      15,064            -           -      (15,064)            -
                                           ---------------------------------------------------------------------------------------
TOTAL REVENUE                                $581,975   $  14,963   $  61,955    $       -   $       -   $  (15,064)   $  643,829
                                           =======================================================================================
RESULTS
EARNINGS/(LOSS) BEFORE INTEREST,
  TAX, DEPRECIATION AND
  AMORTIZATION(c)                           $  67,433   $ (18,668)  $ (10,793)   $       -   $ (10,551)  $        -    $   49,007
Depreciation and amortization (d)             (54,202)    (38,014)     (7,800)           -        (243)           -      (100,259)
                                           ---------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)                        13,231     (56,682)      2,993            -     (10,794)           -       (51,252)
Equity results in associates                    8,148           -           -            -           -            -         8,148
Equity results in joint ventures              (20,136)     (5,270)          -            -           -            -       (25,406)
Interest expense                              (61,619)       (233)       (165)           -      (2,828)      32,557 (a)   (32,288)
Interest income                                 5,033         683         821            -      35,858      (34,284)(a)     8,111
Exchange (losses)/gains                        (2,669)     (2,161)        500            -        (210)           -        (4,540)
Loss on marketable securities                       -      (5,000)          -            -           -            -        (5,000)
Dividend income                                 1,963           -           -            -           -            -         1,963
Profit/(loss) on sale and dilution of
  interests in subsidiaries, joint
  venture and associates, net                  16,138      (7,811)          -            -           -            -         8,327
Income tax                                     (4,948)       (360)        884            -        (221)           -        (4,645)
Minority interest                              (3,402)      5,077           -            -           -            -         1,675
Loss from discontinuing operations                  -           -     (40,535)    (113,133)          -        1,727 (a)  (151,941)
Loss arising on discontinuing operations            -           -     (30,643)    (165,178)          -            -      (195,821)
                                           -----------------------------------------------------------------------------------------
NET (LOSS)/PROFIT                           $ (48,261)  $ (71,757)  $ (66,145)   $(278,311)  $  21,805   $        -    $ (442,669)
                                           =========================================================================================
OTHER INFORMATION
Segment assets                              $ 614,808   $  86,772   $  66,653    $ 504,980   $ 527,685   $ (533,476)(b)$1,267,422
Investment in equity method associates         18,751           -           -            -           -            -        18,751
Investment in equity method joint ventures     15,382       1,113           -            -           -            -        16,495
Segment liabilities                           818,017      98,435     137,453       41,897     175,482     (533,476)(b)   737,808
Capital expenditure                             6,340       7,688       4,978       16,760         243            -        36,009
Amortization of program & film rights          40,971           -           -            -           -            -        40,971
Impairment charges                                326      12,777      17,578      410,657           -            -       441,338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

31.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)


                                                                        YEAR ENDED MARCH 31, 2001
                                        ---------------------------------------------------------------------------------------
                                         SUBSCRIBER PLATFORMS       MIH TECHNOLOGIES
                                        ----------------------- -------------------------
                                                                                                     RECONCILING   CONSOLIDATED
                                        TELEVISION   INTERNET     MINDPORT     OPENTV     CORPORATE     ITEMS         TOTAL
                                        (THOUSANDS) (THOUSANDS) (THOUSANDS)  (THOUSANDS) (THOUSANDS) (THOUSANDS)   (THOUSANDS)
                                        ---------------------------------------------------------------------------------------
REVENUE
External                                 $ 621,891   $   8,649   $  52,677    $       -   $       -   $       -    $   683,217
Inter-segmental                              1,533           -       7,675            -           -      (9,208)             -
                                        ---------------------------------------------------------------------------------------
TOTAL REVENUE                             $623,424   $   8,649   $  60,352    $       -   $       -   $  (9,208)   $   683,217
                                        =======================================================================================
RESULTS
EARNINGS/(LOSS) BEFORE INTEREST,
  TAX, DEPRECIATION AND
  AMORTIZATION(c)                        $  51,329   $ (41,238)  $  17,789    $       -   $ (11,130)  $       -    $    16,750
Depreciation and amortization (d)          (55,037)    (11,201)     (5,067)           -        (253)          -        (71,558)
                                        ---------------------------------------------------------------------------------------
OPERATING (LOSS)/PROFIT                     (3,708)    (52,439)     12,722            -     (11,383)          -        (54,808)
Equity results in associates                (1,695)          -           -            -           -           -         (1,695)
Equity results in joint ventures           (54,324)    (19,706)          -            -           8           -        (74,022)
Interest expense                           (71,271)       (350)        257            -        (851)     43,357(a)     (28,858)
Interest income                              6,154         203       1,991            -      53,785     (46,679)(a)     15,454
Exchange (losses)/gains                     (7,163)     (3,664)        605            -      (1,054)          -        (11,276)
Dividend income                              2,535         114           -            -           -           -          2,649
Profit on sale and dilution of
  interests in subsidiaries, joint
  venture and associates, net               27,985       1,118           -            -           -           -         29,103
Income tax                                  (6,927)       (387)     (2,624)           -      (3,397)          -        (13,335)
Minority interest                           (2,227)      4,180           -            -           -           -          1,953
(Loss)/profit from discontinuing
  operations                                     -           -     (34,041)     317,786           -       3,322(a)     287,067
                                        -----------------------------------------------------------------------------------------
NET (LOSS)/PROFIT                        $(110,641)  $ (70,931)  $ (21,090)  $  317,786   $  37,108   $       -     $  152,232
                                        =========================================================================================
OTHER INFORMATION
Segment assets                           $ 564,335   $ 114,142   $ 105,370   $1,063,309   $ 571,157   $(488,608)(b) $1,929,705
Investment in equity method associates      12,577           -           -            -           -           -         12,577
Investment in equity method joint ventures  27,507       1,008           -            -       1,592           -         30,107
Segment liabilities                        803,918      99,179     103,589       31,093      83,468    (488,608)(b)    632,639
Capital expenditure                         11,099      19,368       4,911       10,935           -           -         46,313
Amortization of program & film rights       35,922           -           -            -           -           -         35,922
Impairment charges                          22,770           -           -            -           -           -         22,770

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

31.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

                                                                         YEAR ENDED MARCH 31, 2000
                                         ---------------------------------------------------------------------------------------
                                          SUBSCRIBER PLATFORMS       MIH TECHNOLOGIES
                                         ----------------------- -------------------------
                                                                                                     RECONCILING   CONSOLIDATED
                                         TELEVISION   INTERNET     MINDPORT     OPENTV     CORPORATE     ITEMS         TOTAL
                                         (THOUSANDS) (THOUSANDS) (THOUSANDS)  (THOUSANDS) (THOUSANDS) (THOUSANDS)   (THOUSANDS)
                                         ---------------------------------------------------------------------------------------
REVENUE
External                                  $ 631,467   $     413   $  50,968    $       -   $       -   $        -     $ 682,848
Inter-segmental                                 562          35       6,712            -           -       (7,309)            -
                                         ---------------------------------------------------------------------------------------
TOTAL REVENUE                              $632,029   $     448   $  57,680    $       -   $       -   $   (7,309)    $ 682,848
                                         =======================================================================================
RESULTS
EARNINGS/(LOSS) BEFORE INTEREST,
  TAX, DEPRECIATION AND
  AMORTIZATION(c)                         $  48,792   $  (9,285)  $  24,514    $       -   $ (11,022)  $        -     $  52,999
Depreciation and amortization (d)           (57,012)     (1,210)     (3,423)           -        (357)           -       (62,002)
                                         ---------------------------------------------------------------------------------------
OPERATING (LOSS)/PROFIT                      (8,220)    (10,495)     21,091            -     (11,379)           -        (9,003)
Equity results in associates                 (2,163)          -           -            -           -            -        (2,163)
Equity results in joint ventures            (32,610)     (6,447)          -            -        (401)           -       (39,458)
Interest expense                            (71,031)       (165)        225            -        (805)      45,278(a)    (26,498)
Interest income                               4,709           3        (516)           -      50,901      (45,278)(a)     9,819
Exchange (losses)/gains                      (6,500)        (23)      1,957            -         335            -        (4,231)
Dividend income                               1,939           -           -            -           -            -         1,939
Profit on sale and dilution of
  interests in subsidiaries, joint
  venture and associates, net                15,199           -       2,812            -           -            -        18,011
Income tax                                   (1,666)          -        (189)           -        (438)           -        (2,293)
Minority interest                              (478)          -           -            -          85            -          (393)
Loss from discontinuing operations           (3,813)          -     (31,587)      76,708           3            -        41,311
Loss arising on discontinuing operations     (4,065)          -           -            -           -            -        (4,065)
                                         -----------------------------------------------------------------------------------------
NET (LOSS)/PROFIT                         $(108,699)  $ (17,127)  $  (6,207)  $   76,708   $  38,301   $        -     $ (17,024)
                                         =========================================================================================
OTHER INFORMATION
Segment assets                            $ 570,341   $  83,933   $  63,765   $  227,610   $ 566,546   $ (515,640)(b) $ 996,555
Investment in equity method associates       14,954           -           -            -           -            -        14,954
Investment in equity method joint ventures   44,486      10,435           -            -           -            -        54,921
Segment liabilities                         914,227      45,483      47,203       13,003      45,482     (515,640)(b)   549,758
Capital expenditure                          12,963       4,007       3,325        4,533         666            -        25,494
Amortization of program & film rights        38,752           -           -            -           -            -        38,752
Impairment charges                                -           -           -            -           -            -             -

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

31.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

     SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

     The Company operates in four main geographical areas:

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

     UNITED STATES OF AMERICA: The Company's activities comprise its interest in OpenTV, providing interactive television, based in the United States of America. A sale agreement has been entered into to dispose of this segment, the results of which have been disclosed as discontinuing operations (refer note 25).

     OTHER: Other includes the Company's subsidiaries, which are located mainly in the Netherlands, providing technology products and services. It also includes the assets of MIH Limited, based in the British Virgin Islands, which mainly comprise cash and investments in Group companies.

                         AFRICA &                                                                  RECONCILING
                        MIDDLE EAST   MEDITERRANEAN       ASIA          USA           OTHER           ITEMS(3)    TOTAL
                         (thousands)    (thousands)    (thousands)   (thousands)    (thousands)    (thousands)  (thousands)
                        -----------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31,
2002
External revenue (1)        $ 455,839       $ 133,646      $ 27,346       $ 5,823        $ 21,175    $       -     $ 643,829
Segment assets (2)            456,181         180,949        65,511       530,447         567,810     (533,476)    1,267,422
Capital expenditure (2)         5,475           1,640         7,186        16,987           4,721            -        36,009

YEAR ENDED MARCH 31, 2001
External revenue              480,643         149,331        22,830         6,534          23,879            -       683,217
Segment assets                373,570         211,722       132,970     1,093,859         606,192     (488,608)    1,929,705
Capital expenditure             5,952           5,365        11,159        18,926           4,911            -        46,313

YEAR ENDED MARCH 31, 2000
External revenue              493,830         144,442        17,201         7,107          20,268            -       682,848
Segment assets                299,089         293,569        64,101       235,702         619,734     (515,640)      996,555
Capital expenditure             8,246           5,346         3,537         4,533           3,832            -        25,494

(1)  External revenue by destination
(2)  Country of origin
(3) Represents adjustments to the assets and liabilities of the segments relating to inter-segment loans and investments that eliminate on consolidation

     Included in the Africa and Middle East regions are external revenues to customers located in South Africa of $326.8 million (2001: $377.4 million; 2000: $404.7 million), and long-lived assets and capital expenditure of $104.4 million (2001: $51.7 million; 2000: $112.3 million) and $2 million (2001: $5.9 million; 2000: $8.2 million) respectively whose country of origin is South Africa.

     Included in the Mediterranean region and the United States of America are long-lived assets of $89.8 million (2001: $77.3 million; 2000: $175 million) and $362.8 million (2001: $851.5 million; 2000: $72.3 million) respectively.

     Included in other is revenue of $nil and long-lived assets of $215.3 million (2001: $674.1 million; 2000: $381.0 million) relating to MIH Limited, based in the British Virgin Islands.

     With the exception of South Africa, the Mediterranean and the United States of America, no other individual country contributed more than 10% of consolidated net revenues and assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

31.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

     PRIMARY REPORTING FORMAT UNDER US GAAP

     The following tables present the Company's reportable segments using the principles of IAS and the segment reporting format prescribed by accounting principles generally accepted in the United States of America (US GAAP) principles of SFAS 131. The primary measure of segmental performance is operating profit or loss.

     Since, on a regular basis, the Company's Chief Executive Officer reviews the full financial results, including revenue and expenses, of the Company's joint ventures for decision making regarding the allocation of resources, full disclosure is provided regarding the revenues and expenses of these joint ventures to comply with the management reporting approach of SFAS 131. Therefore the results of operations for UBC and M-Web have been included on a consolidated basis in the television subscriber platforms and internet subscriber platform segments, respectively. The reconciliation column includes, in addition to the reconciling items recorded and disclosed using the principles of IAS in the preceding tables, the reversals of the consolidating effects of UBC and M-Web.

                                                                        YEAR ENDED MARCH 31, 2002
                                        ---------------------------------------------------------------------------------------
                                         SUBSCRIBER PLATFORMS       MIH TECHNOLOGIES
                                        ----------------------- -------------------------
                                                                                                     RECONCILING   CONSOLIDATED
                                        TELEVISION   INTERNET     MINDPORT     OPENTV     CORPORATE     ITEMS         TOTAL
                                        (THOUSANDS) (THOUSANDS) (THOUSANDS)  (THOUSANDS) (THOUSANDS) (THOUSANDS)   (THOUSANDS)
                                        ---------------------------------------------------------------------------------------
REVENUE
External                                 $ 719,416   $  65,033   $  46,891    $       -   $       -   $ (187,511)    $ 643,829
Inter-segmental                                  -       1,401      15,064            -           -      (16,465)            -
                                        ---------------------------------------------------------------------------------------
TOTAL REVENUE                            $ 719,416   $  66,434   $  61,955    $       -   $       -   $ (203,976)    $ 643,829
                                        =======================================================================================
RESULTS
EARNINGS/(LOSS) BEFORE INTEREST,
  TAX, DEPRECIATION AND
  AMORTIZATION                           $  82,130   $ (31,005)  $  10,793    $       -   $ (10,551)  $   (2,360)    $  49,007
Depreciation and amortization              (90,768)    (53,016)     (7,800)           -        (243)      51,568      (100,259)
                                        ---------------------------------------------------------------------------------------
OPERATING (LOSS)/PROFIT                     (8,638)    (84,021)      2,993            -     (10,794)      49,208       (51,252)
Equity accounted results                     5,198         (11)          -            -           -      (22,445)      (17,258)
Financial results, net                     (66,736)     (3,615)      1,156            -      32,820        9,621       (26,754)
Loss on marketable securities                    -      (5,000)          -            -           -            -        (5,000)
Profit/(loss) on sale and dilution of
  interests in subsidiaries, joint
  venture and associates, net               16,138      (7,804)          -            -           -           (7)        8,327
                                        ---------------------------------------------------------------------------------------
(LOSS)/EARNINGS BEFORE TAX AND
MINORITY INTERESTS                         (54,038)    (99,098)      4,149            -      22,026       35,024       (91,937)
Income tax                                  (4,948)        200         884            -        (221)        (560)       (4,645)
Minority interests                          10,725)     27,141           -            -           -      (36,191)        1,675
                                        ---------------------------------------------------------------------------------------
(LOSS)/PROFIT FROM CONTINUING
OPERATIONS                                 (48,261)    (71,757)      5,033            -      21,805       (1,727)      (94,907)
Loss from discontinuing operations               -           -     (40,535)    (113,133)          -        1,727      (151,941)
Loss arising on discontinuing operations         -           -     (30,643)    (165,178)          -            -      (195,821)
                                        -----------------------------------------------------------------------------------------
NET (LOSS)/PROFIT                        $ (48,261)  $ (71,757)  $ (66,145)  $ (278,311)  $  21,805   $        -     $(442,669)
                                        =========================================================================================
OTHER INFORMATION
Segment assets                           $ 641,719   $ 101,549   $  66,653   $  504,980   $ 527,685   $ (575,164)   $1,267,422
Investment in equity method investees       20,573           3           -            -           -       14,670        35,246
Capital expenditure                         19,108      14,755       4,978       16,760         243      (19,835)       36,009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

31.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

                                                                        YEAR ENDED MARCH 31, 2001
                                        ---------------------------------------------------------------------------------------
                                         SUBSCRIBER PLATFORMS       MIH TECHNOLOGIES
                                        ----------------------- -------------------------
                                                                                                     RECONCILING   CONSOLIDATED
                                        TELEVISION   INTERNET     MINDPORT     OPENTV     CORPORATE     ITEMS         TOTAL
                                        (THOUSANDS) (THOUSANDS) (THOUSANDS)  (THOUSANDS) (THOUSANDS) (THOUSANDS)   (THOUSANDS)
                                        ---------------------------------------------------------------------------------------
REVENUE
External                                 $ 744,488   $  65,556   $  52,677    $       -   $       -   $ (179,504)    $ 683,217
Inter-segmental                              1,533         158       7,675            -           -       (9,366)            -
                                        ---------------------------------------------------------------------------------------
TOTAL REVENUE                             $746,021   $  65,714   $  60,352    $       -   $       -   $ (188,870)    $ 683,217
                                        =======================================================================================
RESULTS
EARNINGS/(LOSS) BEFORE INTEREST,
  TAX, DEPRECIATION AND
  AMORTIZATION                           $  61,582   $ (73,001)  $  17,789    $       -   $ (11,130)  $   21,510     $  16,750
Depreciation and amortization             (115,083)    (33,536)     (5,067)           -        (253)      82,381       (71,558)
                                        ---------------------------------------------------------------------------------------
OPERATING (LOSS)/PROFIT                    (53,501)   (106,537)     12,722            -     (11,383)     103,891       (54,808)
Equity accounted results                   (26,636)       (693)          -            -           8      (48,396)      (75,717)
Financial results, net                     (85,315)     (2,115)      2,853            -      51,880       10,666       (22,031)
Profit on sale and dilution of
  interests in subsidiaries, joint
  venture and associates, net               27,985       1,118           -            -           -            -        29,103
                                        ---------------------------------------------------------------------------------------
(LOSS)/EARNINGS BEFORE TAX AND
MINORITY INTERESTS                        (137,467)   (108,227)     15,575            -      40,505       66,161      (123,543)
Income tax                                  (6,927)       (838)     (2,624)           -      (3,397)         451       (13,335)
Minority interests                          33,753      38,134           -            -           -      (69,934)        1,953
                                        ---------------------------------------------------------------------------------------
(LOSS)/PROFIT FROM CONTINUING
OPERATIONS                                (110,641)    (70,931)     12,951            -      37,108       (3,322)     (134,835)
(Loss)/profit from discontinuing
  operations                                     -           -     (34,041)     317,786           -        3,322       287,067
                                        -----------------------------------------------------------------------------------------
NET (LOSS)/PROFIT                        $(110,641)  $ (70,931)  $ (21,090)  $  317,786   $  37,108   $        -     $ 152,232
                                        =========================================================================================
OTHER INFORMATION
Segment assets                           $ 815,180   $ 164,795   $ 105,370   $1,063,309   $ 571,156   $ (790,105)   $1,929,705
Investment in equity method investees        7,617           -           -            -       1,592       33,475        42,684
Capital expenditure                         25,167      34,709       4,911       10,935           -      (29,409)       46,313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

31.  BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)



                                                                        YEAR ENDED MARCH 31, 2000
                                        ---------------------------------------------------------------------------------------
                                         SUBSCRIBER PLATFORMS       MIH TECHNOLOGIES
                                        ----------------------- -------------------------
                                                                                                     RECONCILING   CONSOLIDATED
                                        TELEVISION   INTERNET     MINDPORT     OPENTV     CORPORATE     ITEMS         TOTAL
                                        (THOUSANDS) (THOUSANDS) (THOUSANDS)  (THOUSANDS) (THOUSANDS) (THOUSANDS)   (THOUSANDS)
                                        ---------------------------------------------------------------------------------------
REVENUE
External                                 $ 745,786   $  23,052   $  50,968    $       -   $       -   $ (136,958)    $ 682,848
Inter-segmental                                562       1,654       6,712            -           -       (8,928)            -
                                        ---------------------------------------------------------------------------------------
TOTAL REVENUE                             $746,348   $  24,706   $  57,680    $       -   $       -   $ (145,886)    $ 682,848
                                        =======================================================================================
RESULTS
EARNINGS/(LOSS) BEFORE INTEREST,
  TAX, DEPRECIATION AND
  AMORTIZATION                           $  44,076   $ (33,792)  $  24,514    $       -   $ (11,022)  $   29,223     $  52,999
Depreciation and amortization             (119,076)     (9,083)     (3,423)           -        (357)      69,937       (62,002)
                                        ---------------------------------------------------------------------------------------
OPERATING (LOSS)/PROFIT                    (75,000)    (42,875)     21,091            -     (11,379)      99,160        (9,003)
Equity accounted results                    (8,559)       (205)          -            -        (401)     (32,456)      (41,621)
Financial results, net                     (80,864)      1,097       1,666            -      50,431        8,699       (18,971)
Profit on sale and dilution of
  interests in subsidiaries, joint
  venture and associates, net               15,199       1,488       2,812            -           -       (1,488)       18,011
                                        ---------------------------------------------------------------------------------------
(LOSS)/EARNINGS BEFORE TAX AND
MINORITY INTERESTS                        (149,224)    (40,495)     25,569            -      38,651       73,915       (51,584)
Income tax                                  (1,714)          -        (189)           -        (438)          48        (2,293)
Minority interests                          50,117      23,368           -            -          85      (73,963)         (393)
                                        ---------------------------------------------------------------------------------------
(LOSS)/PROFIT FROM CONTINUING
OPERATIONS                                (100,821)    (17,127)     25,380            -      38,298            -       (54,270)
(Loss)/profit from discontinuing
  operations                                (3,813)          -     (31,587)      76,708           3            -        41,311
Loss arising on discontinuing
  operations                                (4,065)          -           -            -           -            -        (4,065)
                                        -----------------------------------------------------------------------------------------
NET (LOSS)/PROFIT                        $(108,699)  $ (17,127)  $  (6,207)  $   76,708   $  38,301   $        -     $ (17,024)
                                        =========================================================================================
OTHER INFORMATION
Segment assets                           $ 839,861   $ 175,151   $  63,765   $  227,610   $ 566,546   $ (876,378)   $  996,555
Investment in equity method investees       21,790       2,704           -            -           -       45,381        69,875
Capital expenditure                         18,974       8,043       3,325        4,533         666      (10,047)       25,494

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

32.  COMMITMENTS AND CONTINGENCIES

     (a)  PROGRAM AND FILM RIGHTS AND SET-TOP BOXES

          At March 31, 2002 the Company had entered into contracts for the purchase of program and film rights, and set-top boxes. The Company's commitments in respect of these contracts amounted to $77.6 million (2001: $104.3 million) and $2.6 million (2001: $44.5 million) respectively.

     (b)  CAPITAL EXPENDITURE

          Commitments in respect of contracts placed for capital expenditure amount to $6.7 million (2001: $3.5 million).

     (c)  OPERATING LEASE COMMITMENTS

          Refer to note 10.

     (d)  LINES OF CREDIT

          At March 31, 2002 the Company had unused overdraft borrowing facilities of $55.2 million. The following shares have been pledged as security for available lines of credit amounting to $100 million:
          Myriad International Holdings BV, MIH Sarl, Irdeto Access BV, Mindport BV, Myriad Holdings Africa BV, NetMed NV, OpenTV Corp. and United Broadcasting Corporation Public Company Limited.

     (e)  LOSS INSURANCE

          The Company does not generally carry risk of loss insurance for injury to others, damage to the property of others, or interruption of its business operations.

     (f)  GUARANTEES

          At March 31, 2002 the Company had guarantees of $8.9 million (2001:
          $7.9 million) in respect of office and hire rental contracts.

     (g)  CLAIMS

          The Company's holding company, a subsidiary and an associate (collectively the "Defending Companies") are defendants of a claim for an amount of R 2.7 million ($0.24 million) which amount the claimants intend to increase to R 118 million ($10.4 million) in respect of alleged damages arising from the alleged misuse of the claimant's confidential information and know-how. Based on the facts and pleadings to date, MIH Limited believes that this claim has no merit and intends to vigorously defend this claim.

     It is intended to fund the commitments mentioned in paragraphs (a) to (c) above from existing borrowing facilities and funds generated within the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

33.  FINANCIAL INSTRUMENTS

     The Company adopted IAS 39 at April 1, 2001. In accordance with the transitional provisions of IAS 39 the comparative financial statements for the year ended March 31, 2001 were not restated. The impact on shareholders' equity at April 1, 2001 is shown below:

                                          HEDGING    ACCUMULATED
                                          RESERVE       LOSS      TOTAL
                                        -----------  -----------  -------

Derivatives remeasured to fair value:
  - fair value hedges                   $      -     $ 1,251      $ 1,251
  - cash flow hedges                       7,115           -        7,115
                                        -----------  -----------  -------
                                        $  7,115     $ 1,251      $ 8,366
                                        ===========  ===========  =======



     In accordance with the transitional requirements of IAS 39, the Company recorded a net gain of $1.3 million in accumulated loss to recognize at fair value all derivatives designated as fair value hedging instruments (relating to certain equity investees). The Company also recorded a net gain of $7.2 million in hedging reserve (equity) to recognize at fair value all derivatives designated as cash flow hedges.

     SHAREHOLDERS' EQUITY - HEDGING RESERVE

     During the year ended March 31, 2001 the Company did not recognize in its financial statements the change in fair value of derivative financial instruments. On the adoption of IAS 39 on April 1, 2001 certain derivatives were designated as cash flow hedges and remeasured to fair values. The fair values at that date were recorded in a separate category of equity - hedging reserve as shown below:


Upon adoption of IAS 39 at April 1, 2001:

  Gains on remeasurement to fair value                 $ 7,115

                                                       --------
Balance at April 1, 2001 (restated)                      7,115

Gains and losses from changes in fair value             18,149

Credited to cost of providing services                  (6,451)
                                                       --------
As at March 31, 2002                                  $ 18,813
                                                       ========


     NET FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

     The net fair value of forward exchange contracts, based on quoted market prices, were:


                                                         MARCH 31,
                                                    2002           2001
                                                  ---------    -----------

Designated as fair value hedges                   $  3,362       $     -
Designated as cash flow hedges                      18,813         7,115
                                                  ---------    -----------
TOTAL                                             $ 22,175       $ 7,115
                                                  ==========   ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

33.  FINANCIAL INSTRUMENTS (CONTINUED)

     The contractual amounts, exchange rates and settlement dates of the outstanding contracts at March 31, 2002 are set out below:

                                  CONTRACTUAL    AVERAGE
                                    AMOUNTS     EXCHANGE
                                  (THOUSANDS)     RATES      SETTLEMENT DATES
                                  -----------  -----------   -------------------
     South African Rand/US dollar   $78,000       8.54       April 2, 2002 to
                                                             October 3, 2003

     The Company's forward exchange contracts are used primarily to hedge the South African rand against the U.S. dollar. During the year ended March 31, 2002 the value of the U.S. dollar increased against the South African rand by approximately 41.97%. The U.S dollar decreased against the Greek drachmae by approximately 0.12%. The cost of the Company's foreign currency commitments was approximately $14.4 million less during this year as a result of forward currency contracts entered into, measured as the difference between the spot rate and the contract rate at the contract due date. At March 31, 2002 the Company's net monetary liability position in U.S. dollars, subject to risk of foreign currency exchange rate fluctuations, amounted to $133.7 million. The exposure amount primarily reflects U.S. dollar-denominated debt relating to finance lease commitments and program and film rights.

     INTEREST RATE AND EQUITY MARKET RISK

     The Company generally does not undertake any specific actions to cover its exposure to interest rate risk. At March 31, 2002 the Company's assets only included certain short-term fixed or variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates owing to their short-term nature and variable interest rates. At March 31, 2002 the fair value of its U.S. dollar-denominated finance lease liabilities was estimated at $281.2 million (2001: $229.3 million).

34.  PENSION FUNDS

     The Company has defined contribution plans covering employees of most of its subsidiaries. The Company's contributions under these plans are based primarily on the performance of the business units and employee compensation. Total expense amounted to $8.7 million for 2002, $10.2 million for 2001 and $11.4 million for 2000.

35.  POST-RETIREMENT BENEFITS

     MCA provides post-retirement benefits by way of medical aid contributions. At March 31, 2002 and 2001 the provision for benefits was $0.9 million and $1.4 million, respectively. During the year ended March 31, 1998 an agreement was reached with employees of MCA to terminate the post-retirement medical aid benefits plan in exchange for an increase of MCA's annual contributions to the retirement benefit fund. The provision is gradually released to operating results to match the additional contributions to the retirement benefit plan.

36.  SUBSEQUENT EVENTS

     On August 27, 2002, MIH Limited sold its 38.4% effective economic interest in OpenTV to Liberty Media Corporation and LDIG OTV, Inc. for approximately U.S. $46.2 million, before disposal costs, and 15.38 million shares of Liberty Media Corporation common stock. Disposal costs are expected to be approximately U.S. $15 million. As a result of the sale, OpenTV has been treated as a discontinued operation in MIH Limited's financial statements for the three fiscal years ended March 31, 2002.

     In addition, in connection with the sale of OpenTV, on August 27, 2002 MIH Limited obtained an option for long term access in its operating territories to the Liberty Broadband Interactive Television interactive technologies for consideration of U.S. $17 million and MultiChoice Africa, a subsidiary of MIH Limited, paid U.S. $4.5 million to OpenTV under an operating agreement for the development of OpenTV's advanced interactive television technologies and bundled content.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

36.  SUBSEQUENT EVENTS (CONTINUED)

     On July 26, 2002, MIH Limited (through its subsidiary Myriad International Holdings BV) and Fidelity Management S.A. entered into a share subscription agreement and a share sale agreement under which Fidelity will acquire a 22% interest in NetMed NV, MIH Limited's pay-television subsidiary in Greece, for a cash purchase price of U.S. $5 million plus a cash payment equal to the amount calculated with reference to the value of the subscriber base to be acquired by NetMed. Fidelity is owned by affiliates of the shareholders of Alpha Digital Synthesis S.A., a company that recently established a competing pay-television service in Greece. The completion of this transaction was subject to the approval of the Greek Competition Committee. Myriad, Fidelity and NetMed did not receive the required approval from the Greek Competition Committee within the applicable period and MIH Limited accordingly believes that the subscription and sale agreements have ceased to have effect. The consequences, including litigation with Fidelity or Alpha Digital, likely to result from these developments are uncertain.

     Subsequent to year-end, the Company increased its investment in Cable Network Egypt (CNE) from 10% to 16.5%. The business of MultiChoice Egypt Limited is being liquidated and its remaining assets have been sold to CNE in exchange for the additional interest acquired in CNE.

37.  EMPLOYEE STOCK OPTION PLANS

     The following employee stock option plans were in operation during the financial year:

     (a)  MIH Holdings

          The Company's management and employees participate in the Stock Option Plan of the Company's parent, MIH Holdings (the MIH Holdings Plan). Under the plan, MIH Holdings may grant options to its employees for up to 26.4 million shares of MIH Holdings' common stock. Stock options may be granted with an exercise price of not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

          Activity under the MIH Holdings Plan is as follows:

                                            MARCH 31, 2002             MARCH 31, 2001              MARCH 31, 2000
                                      -------------------------- --------------------------- -----------------------
                                                     WEIGHTED                   WEIGHTED                    WEIGHTED
                                                     AVERAGE                     AVERAGE                    AVERAGE
                                                     EXERCISE                   EXERCISE                    EXERCISE
                                         SHARES    PRICE (ZAR)      SHARES     PRICE (ZAR)      SHARES    PRICE (ZAR)
                                      -------------------------- --------------------------- -----------------------
 Outstanding at April 1, 2001,          8,263,840       17.30    8,852,838          16.39    9,519,986         14.29
 2000 and 1999
 Granted                                1,777,774        7.85      772,222          43.89      607,913         46.17
 Exercised                               (175,282)      15.63     (678,225)         18.03     (729,511)        14.57
 Forfeited                               (774,252)      17.16     (375,055)         54.33     (545,550)        19.90
 Cancelled                                      -           -     (307,940)         56.34            -             -
                                      -------------------------- --------------------------- -----------------------
 Outstanding at March 31, 2002,
 2001 and 2000                          9,092,080       15.50    8,263,840          17.30    8,852,838         16.39
                                      ========================== =========================== =======================

          The following table summarizes information about the stock options outstanding at March 31, 2002:

                                          OPTIONS OUTSTANDING                         OPTIONS CURRENTLY EXERCISABLE
                         ------------------------------------------------------   ----------------------------------------
                                               WEIGHTED
                              NUMBER           AVERAGE
                           OUTSTANDING        REMAINING       WEIGHTED AVERAGE    EXERCISABLE AT       WEIGHTED AVERAGE
  RANGE OF EXERCISE        AT MARCH 31,      CONTRACTUAL        EXERCISE PRICE       MARCH 31,          EXERCISE PRICE
    PRICES (ZAR)               2002          LIFE (YEARS)           (ZAR)              2002                  (ZAR)
----------------------   ---------------   ---------------    -----------------    --------------    ------------------
     5.60   -   10.00         2,283,448              7.87                 6.93           678,249                  7.88
    10.01   -   15.00         1,976,626              6.10                13.13           942,944                 13.06
    15.01   -   22.50         4,271,500              5.18                16.51         2,621,397                 16.47
    22.51   -   58.00           403,751              8.23                42.12             2,940                 39.95
          74.00                 156,755              7.96                74.00                 -                     -
                           ---------------                                           --------------
                              9,092,080                                                4,245,530
                           ===============                                           ==============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.  EMPLOYEE STOCK OPTION PLANS (CONTINUED)

     (b)  MIH Limited

          On March 25, 1999 the Company established the MIH Limited Share Scheme (the MIH Limited Plan) under which it may award options for no more than 10% of the total number of ordinary shares. Stock options may be granted with an exercise price of not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

          Activity under the MIH Limited Plan is as follows:

                                            MARCH 31, 2002               MARCH 31, 2001         MARCH 31, 2000
                                      -------------------------- -------------------------- --------------------------
                                                     WEIGHTED                   WEIGHTED                   WEIGHTED
                                                     AVERAGE                    AVERAGE                    AVERAGE
                                                     EXERCISE                   EXERCISE                   EXERCISE
                                         SHARES     PRICE ($)       SHARES     PRICE ($)       SHARES     PRICE ($)
                                     -------------------------- -------------------------- --------------------------
 Outstanding at April 1, 2001,
 2000 and 1999                          2,784,938         17.26    1,826,249         17.41            -             -
 Granted                                1,697,811          7.18    1,081,059         20.03    1,993,877         16.27
 Exercised                                      -             -            -             -      (78,833)        12.76
 Forfeited                               (129,733)        26.94      (53,680)        16.80      (88,795)        20.60
 Cancelled                               (228,856)        29.32      (68,690)        63.25            -             -
                                      -------------------------- -------------------------- --------------------------
 Outstanding at March 31, 2002,
 2001 and 2000                          4,124,160         13.30    2,784,938         17.26    1,826,249         17.41
                                      ========================= ========================== ==========================


          The following table summarizes information about the stock options outstanding at March 31, 2002:

                                       OPTIONS OUTSTANDING
                         ---------------------------------------------------
                                              WEIGHTED
                             NUMBER            AVERAGE
                         OUTSTANDING AT       REMAINING          WEIGHTED
RANGE OF EXERCISE          MARCH 31,         CONTRACTUAL     AVERAGE EXERCISE
     PRICE($)                2002            LIFE(YEARS)         PRICE($)
----------------------   --------------    ---------------   ----------------
     3.85   -    7.42        1,620,611             9.79                5.68
    10.57   -   20.00        2,244,274             7.64               13.68
    20.01   -   34.88          255,465             8.14               32.60
    52.38   -   71.50            3,810             7.83               61.46

                         --------------
                             4,124,160
                         ==============


          As of March 31, 2002 no shares were exercisable.

     (c)  MINDPORT HOLDINGS LIMITED

          On October 14, 1999 Mindport Holdings Limited established the Mindport Holdings Limited Share Scheme (the MHL Plan), the Mindport Integrated Business Systems Share Scheme (the MIBS Plan) and the Irdeto Access Share Scheme (the IA Plan). In terms of the schemes, options of no more than 10% of the total number of ordinary shares of Mindport Holdings Limited, Mindport Integrated Business Systems BV and Irdeto Access BV may be awarded. Stock options may be granted with an exercise price of not less than 100% of the fair value of the shares at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon expiration or termination of employment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.  EMPLOYEE STOCK OPTION PLANS (CONTINUED)

Activity under the MHL Plan is as follows:

                                      MARCH 31, 2002                 MARCH 31, 2001                MARCH 31, 2000
                                ----------------------------------------------------------  -----------------------------
                                                 WEIGHTED                      WEIGHTED                       WEIGHTED
                                                 AVERAGE                        AVERAGE                       AVERAGE
                                                 EXERCISE                      EXERCISE                       EXERCISE
                                   SHARES       PRICE ($)        SHARES        PRICE ($)       SHARES        PRICE ($)
                                ------------   ------------   ------------   -------------  -------------  --------------
Outstanding at April 1,
2001, 2000 and 1999               1,110,009           9.22      1,153,441            9.22              -               -
Granted                                   -              -              -               -      2,044,010            9.22
Exercised                           (71,760)          9.22        (38,372)           9.22       (842,683)           9.22
Forfeited                           (20,640)          9.22         (5,060)           9.22        (47,886)           9.22
                                ------------   ------------   ------------   -------------  -------------  --------------
Outstanding at March 31,
2002, 2001 and 2000               1,017,609           9.22      1,110,009            9.22      1,153,441            9.22
                                ============   ============   ============   =============  =============  ==============

Activity under the MIBS Plan is as follows:

                                      MARCH 31, 2002                 MARCH 31, 2001                MARCH 31, 2000
                                ----------------------------------------------------------  -----------------------------
                                                 WEIGHTED                      WEIGHTED                       WEIGHTED
                                                 AVERAGE                        AVERAGE                       AVERAGE
                                                 EXERCISE                      EXERCISE                       EXERCISE
                                   SHARES       PRICE ($)        SHARES        PRICE ($)       SHARES        PRICE ($)
                                ------------   ------------   ------------   -------------  -------------  --------------
Outstanding at April 1,
2001, 2000 and 1999                 215,167           9.04        154,895            8.83              -               -
Granted                                   -              -        134,348            9.48        187,612            8.83
Forfeited                           (31,960)          9.04        (74,076)           9.40        (32,717)           8.83
                                ------------   ------------   ------------   -------------  -------------  --------------
Outstanding at March 31,
2002, 2001 and 2000                 183,207           9.04        215,167            9.04        154,895            8.83
                                ============   ============   ============   =============  =============  ==============

Activity under the IA Plan is as follows:

                                      MARCH 31, 2002                 MARCH 31, 2001                MARCH 31, 2000
                                ----------------------------------------------------------  -----------------------------
                                                  WEIGHTED                      WEIGHTED                       WEIGHTED
                                                  AVERAGE                        AVERAGE                       AVERAGE
                                                  EXERCISE                      EXERCISE                       EXERCISE
                                   SHARES        PRICE ($)        SHARES        PRICE ($)       SHARES        PRICE ($)
                                ------------   ------------   ------------   -------------  -------------  --------------
Outstanding at April 1,
2001, 2000 and 1999                 553,560          11.17        254,703            8.30              -               -
Granted                             136,044          12.35        299,747           13.60        296,954            8.30
Exercised                           (71,694)         10.15              -               -              -               -
Forfeited                           (22,551)         12.79           (890)           8.30        (42,251)           8.30
                                ------------   ------------   ------------   -------------  -------------  --------------
Outstanding at March 31,
2002, 2001 and 2000                 595,359          11.50        553,560           11.17        254,703            8.30
                                ============   ============   ============   =============  =============  ==============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.  EMPLOYEE STOCK OPTION PLANS (CONTINUED)

          The following table summarizes information about the stock options outstanding at March 31, 2002:

                                                                                      WEIGHTED AVERAGE REMAINING
             EXERCISE PRICE                 OUTSTANDING AS AT MARCH 31, 2002           CONTRACTUAL LIFE (YEARS)
-------------------------------------   ----------------------------------------   -----------------------------------
     MHL          MIBS         IA           MHL           MIBS           IA           MHL         MIBS         IA
------------  -----------  ----------   ------------   -----------   -----------   ----------  -----------  ----------
     $ 9.22       $ 8.83      $ 8.30      1,017,609       124,950       249,012         7.54         7.54        7.54
          -         9.48       12.00              -        58,257        59,862            -         8.46        8.38
          -            -       14.00              -             -       222,135            -            -        8.75
          -            -       14.80              -             -        64,350            -            -        9.58
                           ----------   ------------   -----------   -----------
                                          1,017,609       183,207       595,359
                                        ============   ===========   ===========

          As of March 31, 2002 no options were exercisable.

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

          Activity under the M-Web China (BVI) Limited Plan is as follows:


                          MARCH 31, 2002                MARCH 31, 2001
                    --------------------------- --------------------------------
                                   WEIGHTED                        WEIGHTED
                                   AVERAGE                         AVERAGE
                                   EXERCISE                        EXERCISE
                      SHARES       PRICE ($)        SHARES         PRICE ($)
                    ------------  ------------- -------------- ----------------
Outstanding at
April 1, 2001
and 2000               2,705,293           1.00              -                -
Granted                        -              -      2,910,271             1.00
Forfeited               (686,982)          1.00       (204,978)            1.00
                    ------------  ------------- -------------- ----------------
Outstanding at
March 31, 2002
and 2001               2,018,311           1.00      2,705,293             1.00
                    ============  ============= ============== ================


          Activity under the M-Web Thailand (BVI) Limited Plan is as follows:


                          MARCH 31, 2002                MARCH 31, 2001
                    --------------------------- --------------------------------
                                   WEIGHTED                        WEIGHTED
                                   AVERAGE                         AVERAGE
                                   EXERCISE                        EXERCISE
                      SHARES       PRICE ($)        SHARES         PRICE ($)
                    ------------  ------------- -------------- ----------------
Outstanding at
April 1, 2001
and 2000               2,130,535           1.00              -                -
Granted                        -              -      2,230,531             1.00
Forfeited               (169,994)          1.00        (99,996)            1.00
                    ------------  ------------- -------------- ----------------
Outstanding at
March 31, 2002
and 2001               1,960,541           1.00      2,130,535             1.00
                    ============  ============= ============== ================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.  EMPLOYEE STOCK OPTION PLANS (CONTINUED)

          The following table summarizes information about the stock options outstanding at March 31, 2002:

             M-WEB CHINA (BVI) LIMITED                       M-WEB THAILAND (BVI) LIMITED
------------------------------------------------------  ----------------------------------------
                                        WEIGHTED                                    WEIGHTED
                                         AVERAGE                                    AVERAGE
                     OUTSTANDING        REMAINING                  OUTSTANDING     REMAINING
                     AT MARCH 31,    CONTRACTUAL LIFE   EXERCISE   AT MARCH 31,  CONTRACTUAL LIFE
EXERCISE  PRICE ($)     2002              (YEARS)       PRICE ($)      2002          (YEARS)
-------------------  ------------    -----------------  ---------  ------------  ---------------
       1.00           2,018,311             8.13          1.00       1,960,541        8.13
                     ============                                  ============

          As of March 31, 2002 the options exercisable are as follows:

     M-WEB CHINA (BVI) LIMITED             M-WEB THAILAND (BVI) LIMITED
----------------------------------    ----------------------------------
EXERCISABLE AT   WEIGHTED AVERAGE     EXERCISABLE AT   WEIGHTED AVERAGE
MARCH 31, 2002  EXERCISE PRICE ($)    MARCH 31, 2002  EXERCISE PRICE ($)
--------------  ------------------    --------------  ------------------
   504,578             1.00              490,135               1.00
==============                        ==============

     (e)  OPENTV CORP.

          OPTION PLANS

          Options are currently outstanding under the following plans: (i) the Amended and Restated OpenTV Corp. 1999 Share Option/Share Issuance plan (the 1999 plan), (ii) the Amended and Restated OpenTV, Inc. 1998 Option/Stock Issuance plan (the 1998 plan), (iii) the 2001 Non-statutory Stock Option plan (the 2001 plan), (iv) option plans assumed in connection with the Spyglass merger (collectively, the Assumed Spyglass plans), and option plans assumed in connection with the CableSoft merger (the Assumed CableSoft plans).

          OpenTV Corp. issued options from the 1999 plan and the 2001 plan. The compensation committee of their board of directors administers the 1999 plan. The committee has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 1999 plan. The committee has discretion to determine grant recipients, vesting requirements, exercise prices and other terms and conditions of award eligibility. The options may be incentive stock options or non-statutory options. Consistent with the foregoing, options are generally granted at an exercise price equal to the fair market value on the date of grant and vest 25% after 12 months of continuous service with OpenTV and 1/48th over each of the next 36 months. The term of the options generally is 10 years from the date of grant. Unexercised options generally expire three months after termination of employment with OpenTV. A total of 8,980,000 Class A Ordinary Shares have been reserved for issuance under the 1999 plan since its inception, and as of March 31, 2002, options to purchase 6,178,936 Class A Ordinary Shares were outstanding under the 1999 plan.

          Under the 2001 plan the compensation committee of the board of directors has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 2001 plan. Only non-statutory options can be granted. A total of 500,000 Class A Ordinary Shares have been reserved for issuance under the 2001 plan, and as of March 31, 2002 options to purchase 205,164 Class A Ordinary Shares were outstanding.

          Effective as of October 23, 1999 options to purchase 5,141,114 shares of Class A Common Stock of OpenTV, Inc. under the 1998 plan were assigned to and assumed by OpenTV Corp. and these options thereafter represented the right to purchase under the 1999 plan an identical number of Class A Ordinary Shares of OpenTV. The remainder of the options then outstanding under the 1998 plan were not assigned to and assumed by OpenTV Corp. The 1998 plan will remain in existence for the sole purpose of governing those remaining options until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options or shares awarded under the 1998 plan that are forfeited or cancelled will no longer be available for issuance under the 1998 plan. As of March 31, 2002 options to purchase 150,000 shares of OpenTV, Inc.'s Class A Common Stock were outstanding under the 1998 plan.

          All of the options to purchase Spyglass common stock outstanding under the Assumed Spyglass plans were converted in the Spyglass merger, and all of the options to purchase CableSoft common stock outstanding under the Assumed CableSoft plans were converted in the CableSoft merger, into options to purchase our Class A Ordinary Shares. As of March 31, 2002 options to purchase 1,095,363 and 53,372 of our Class A Ordinary Shares were outstanding under the Assumed Spyglass plans and the Assumed CableSoft plans (collectively, the Assumed Plans). The Assumed Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed plans that are forfeited or cancelled will no longer be available for issuance under Assumed plans, and no new options will be granted to employees under the Assumed plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

37.  EMPLOYEE STOCK OPTION PLANS (CONTINUED)

          Activity under the Plan is as follows:

                                              MARCH 31, 2002           MARCH 31, 2001           MARCH 31, 2000
                                          ----------------------- ------------------------ ------------------------
                                                        WEIGHTED                 WEIGHTED                 WEIGHTED
                                                        AVERAGE                  AVERAGE                  AVERAGE
                                                        EXERCISE                 EXERCISE                 EXERCISE
                                             SHARES     PRICE ($)      SHARES    PRICE ($)      SHARES    PRICE ($)
                                          ----------------------- ------------------------ ------------------------
Outstanding at April 1, 2001,
2000 and 1999                               8,077,930        7.31    5,353,562        7.31    4,733,249        1.05
Options cancelled under the 1998 Plan               -           -            -           -   (5,141,104)          -
Options assumed under the 1999 Plan                 -           -            -           -    5,141,104           -
Options related to Spyglass acquisition             -           -    2,023,219       23.36            -           -
Options related to CableSoft acquisition            -           -      148,031        1.95            -           -
Granted                                     1,777,711        9.83    3,461,220       27.87    2,812,460       10.70
Exercised                                    (783,513)       2.63   (1,609,854)       3.74   (1,757,351)       1.05
Forfeited/cancelled                        (1,539,293)      19.45   (1,298,248)      36.43     (434,796)       3.96
                                          ----------------------- ------------------------ ------------------------
Outstanding at March 31, 2002, 2001
and 2000                                    7,532,835       15.77    8,077,930       16.50    5,353,562        7.31
                                          ======================= ======================== ========================


          The following table summarizes information about the stock options outstanding at March 31, 2002:

                          OPTIONS OUTSTANDING      OPTIONS CURRENTLY EXERCISABLE
                   ------------------------------  -----------------------------
                                     WEIGHTED
                       NUMBER         AVERAGE         NUMBER         WEIGHTED
                    OUTSTANDING AT   REMAINING      EXERCISABLE      AVERAGE
    RANGE OF          MARCH 31,    EXERCISE PRICE   AT MARCH 31,     EXERCISE
 EXERCISE PRICE($)      2002            ($)             2002         PRICE ($)
 ----------------  -------------   --------------  -------------   -------------
    -   -    10.0      4,675,691        6.05        2,368,415            4.27
 11.0   -    20.0      1,351,119       14.30          751,303           14.70
 21.0   -    30.0        165,873       23.93           78,440           25.28
 31.0   -    40.0        324,627       33.19          122,898           33.19
 41.0   -    50.0        553,171       46.10          273,910           46.33
 51.0   -    60.0        354,049       54.25          137,211           54.24
 81.0   -   100.0        108,305       83.51            7,052           90.02
                   -------------                   -------------
                       7,532,835                    3,739,229
                   =============                   =============



          At March 31, 2002, 2001 and 2000 vested options to purchase 3,739,229, 2,919,555 and 4,537,711 shares of common stock respectively, were unexercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  DIFFERENCES BETWEEN IAS AND US GAAP

     The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). The principle differences between IAS and US GAAP are presented below together with explanations of certain adjustments that effect the consolidated net (loss)/profit and total shareholders' equity as of and for the years ended March 31:


                                                                                      YEAR ENDED MARCH 31,
                                                                            --------------------------------------------
                                                                               2002             2001             2000
                                                                            (THOUSANDS)      (THOUSANDS)      (THOUSANDS)
                                                                            -----------      ----------       ----------
I    RECONCILIATION OF NET (LOSS)/PROFIT:
     (IN THOUSANDS, EXCEPT PER SHARE DATA)
     NET (LOSS)/PROFIT UNDER IAS                                            $ (442,669)      $ 152,232        $ (17,024)
     US GAAP ADJUSTMENT:
         (a) Equity accounting for UBC                                           5,986           5,986           10,476
         (b) Stock-based compensation                                          (10,854)        (16,751)         (85,791)
         (c) Strategic investments
             - beneficial conversion feature                                         -               -          (31,250)
             - non-cash warrant expense                                              -               -          (63,900)
         (d) Performance warrants                                                    -          (1,610)         (28,025)
         (e) Amortization of Spyglass goodwill                                (239,345)       (160,755)               -
         (f) Acquired in-process research and development expenditure           (2,120)              -                -
         (g) Amortization of goodwill                                            5,891               -                -
         (h) Impairment of goodwill                                           (351,617)              -                -
         (i) Adjustment to dilution (losses)/gains                             (31,200)        477,112           95,150
         (j) Unrealized loss on marketable securities                          (18,638)         18,768                -
         (k) Write back of asset impairment                                          -          (2,601)               -
         (l) Profit on sale of Orbicom                                               -               -           (8,557)
         Effect of adjustments on taxation                                       7,436          (7,436)               -
         Effect of adjustments on minority interests                           376,205          94,416           18,458
                                                                            -----------      ----------      -----------
     NET (LOSS)/PROFIT BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE       (700,925)        559,361         (110,463)
         Cumulative effect of change in accounting principle                     1,251               -                -
                                                                            -----------      ----------      -----------
     NET (LOSS)/PROFIT UNDER US GAAP                                        $ (699,674)      $ 559,361        $(110,463)
                                                                            ===========      ==========      ===========


         RECONCILIATION OF SHAREHOLDERS' EQUITY:
         TOTAL SHAREHOLDERS' EQUITY UNDER IAS                               $  239,209       $ 685,330        $ 364,682
         US GAAP ADJUSTMENT:
            (a) Equity accounting for UBC                                       (7,483)        (13,469)         (19,454)
            (b) Stock-based compensation                                       (38,818)        (31,429)         (16,322)
            (c) Strategic investment
                - beneficial conversion feature                                (31,250)        (31,250)         (31,250)
                - non-cash warrant expense                                     (63,900)        (63,900)         (63,900)
            (d) Performance warrants                                           (29,635)        (29,635)         (28,025)
            (e) Amortization of Spyglass goodwill                             (400,100)       (160,755)               -
            (f) Acquired in-process research and development expenditure        (2,120)              -                -
            (g) Amortization of goodwill                                         5,891               -                -
            (h) Impairment of goodwill                                        (351,617)              -                -
            (i) Adjustment to dilution (losses)/gains                          541,062         572,262           95,150
            (k) Write back of asset impairment                                  (2,601)         (2,601)               -
            Effect of adjustments on minority interests                        488,713         119,448           18,458
                                                                            -----------      ----------      -----------
         Total shareholders' equity under US GAAP                           $  347,351      $1,044,001        $ 319,339
                                                                            ===========      ==========      ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  DIFFERENCES BETWEEN IAS AND US GAAP (CONTINUED)

     (a)  EQUITY ACCOUNTING FOR UBC

          Under IAS, the investment in UBC was carried at cost through June 30, 1999. In June 1999 the Company increased its shareholding in UBC to approximately 26.1% and, as a result, exercises significant influence in UBC. Under IAS the Company has applied the equity method of accounting for UBC from the date of the increase in shareholding. US GAAP requires a retroactive adjustment of financial statements for an investee that was previously accounted for on a basis other than the equity method when that investee becomes qualified for use of the equity method. The adjustment therefore reflects the effect of applying the equity method to the investment in UBC retroactively from the date of the increase in shareholding under US GAAP. As a result of the retroactive application of equity method of accounting, the amount of goodwill recorded under US GAAP is $29.9 million less then that recorded under IAS which results in a higher level of amortization expense being recorded under IAS. The adjustment also reflects the difference in goodwill amortization, which is being amortized over five years.

     (b)  STOCK BASED COMPENSATION

          Under IAS, the Company does not recognize compensation expense for stock option and stock purchase plans. For US GAAP purposes, the Company accounts for its stock option and stock purchase plans under Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" (APB 25), as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS 123). In general, APB 25 requires that the intrinsic value of the options, defined as the market value of the share at grant date less the exercise price, be recognized as compensation expense prospectively, over the vesting period of the related options.

          In connection with certain option grants to employees under the MIH Limited plan during the year ended March 31, 2000, the Company recorded deferred compensation for stock-based compensation totalling $6.6 million. During the year ended March 31, 2002 deferred compensation was reduced by $0.2 million (2001: $0.3 million) and the capital surplus credited by a similar amount due to the termination of certain employees. The deferred compensation is being amortized over the vesting period of the related options, generally between four and five years, resulting in a $1.4 million amortization charge for the year ended March 31, 2002 under US GAAP (2001: $1.6 million, 2000:
          $1.7 million). As of March 31, 2002 the Company had unamortized deferred stock compensation of $1.3 million, which amounts are expected to be fully amortized over the next two years.

          During the year ended March 31, 2002 the Company recorded a compensation expense of $2.0 million in connection with the acceleration of vesting of options to an employee under the IA plan. The compensation expense was measured as the difference between the market value of the MIH Limited shares, which were issued in exchange for the surrender of the IA options, and the exercise price of the IA options ($2.7 million and $0.7 million respectively). Similarly, the Company recorded a compensation expense during the year ended March 31, 2000 in connection with the acceleration of vesting of options to certain departing employees at their termination date amounting to $7.4 million (measured as the difference between the market value and the exercise price of the MIH Limited and MIH Holdings shares at the termination dates of the employees).

          During the year ended March 31, 2000 the Company recorded a compensation charge of $60.3 million in connection with a single grant to an employee for nil consideration. The compensation cost was determined based on the fair value of an MIH Limited share on the grant date. The measurement date was the grant date, as the shares were issued, fully vested, for no consideration. The Company does not have cash-less options or other similar provisions.

          The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123. The fair value of such options is determined using the Black-Scholes option pricing model and amortized over the vesting period. During the year ended March 31, 2002 the Company recorded a compensation expense relating to options issued to non-employees under the MIH Limited plan of $0.01 million (2001: $0.1 million, 2000: $Nil) and a gain from the cancellation and forfeitures of share options in certain equity investee companies of $0.02 million (2001 charge of $0.4 million, 2000: $Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  DIFFERENCES BETWEEN IAS AND US GAAP (CONTINUED)

          During the years ended March 31, 2001 and 2000 OpenTV recorded deferred compensation for stock-based compensation totalling $24.7 million, and $22.5 million respectively, representing the difference between the exercise price and deemed fair market value for options to purchase shares granted to employees and the fair value attributable to stock options granted to non-employees in accordance with the provisions of APB 25 and Emerging Issues Task Force Issue no 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". During the year ended March 31, 2002 deferred compensation decreased by $3.0 million (2001: $6.2 million, 2000:
          $Nil) and capital surplus of OpenTV was credited by a similar amount due to the termination of certain employees. The deferred compensation is being amortized over the vesting period of the option life, which is generally four years, resulting in a compensation charge of $2.8 million (2001: $5.5 million, 2000: $9.8 million), after minority interest of $4.6 million (2001: $7.6 million, 2000: $6.5 million). As of March 31, 2002 OpenTV had unamortized deferred stock compensation of $3.0 million (2001: $16.3 million), which is expected to be fully amortized over the next two to three years.

          In August 2000, OpenTV settled a wrongful termination suit with a former employee, which included the issuance of options to purchase 41,875 shares of Class A Common Stock of OpenTV, Inc. at an exercise price of $1.05 per share. Under IAS there was no additional charge related to the issuance of the options. Under US GAAP, the fair value of the options granted ($1.5 million before minority interest of $0.1 million) was recorded as a charge to the profit and loss account.

     (c)  STRATEGIC INVESTMENTS

          In October 1999, OpenTV completed a private placement of 23,648,646 Series C-1 Convertible Preference Shares (convertible into 4,729,728 Class A Ordinary Shares) at $1.11 per share (or $5.55 per Class A Ordinary Share), 4,504,504 Series C-2 Convertible Preference Shares (convertible into 900,900 Class A Ordinary Shares) at $1.11 per share (or $5.55 per Class A Ordinary Share), and warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October 2001) at $5.55 per share to America Online, Inc., General Instrument Corporation, Liberty Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. for net proceeds of $31.3 million. The Series C-1 Convertible Preference Shares and Series C-2 Convertible Preference Shares converted into 5,630,628 Class A Ordinary Shares at the time of OpenTV's public offering. The convertible preference shares have an embedded beneficial conversion feature, which under the application of US GAAP's EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", resulted in a deemed preferred stock dividend of $25.3 million (after minority interests of $5.9 million) in the period ended March 31, 2000. The fair value attributable to the warrants to purchase OpenTV's Class A Ordinary Shares resulted in a non-cash warrant expense of $36.7 million (after minority interests of $27.2 million) in the period ended March 31, 2000. The warrants were valued using the Black-Scholes option pricing model. The expense relating to beneficial conversion feature and the warrants was offset by an increase in the dilution gain by $62.0 million that the Company realized as a result of OpenTV's public offering. As of March 31, 2001 and 2002 OpenTV had no preference shares outstanding.

     (d)  PERFORMANCE WARRANTS

          In November 1999, OpenTV issued warrants to purchase 700,000 Class A Ordinary Shares at $5.55 per share to General Instrument Corporation
          (GIC) in connection with the provision of services. The warrants were exercisable based on GIC meeting certain performance milestones. Under US GAAP the fair value attributable to the performance warrants to purchase OpenTV's Class A Ordinary Shares of $37.5 million was recorded in the period ended March 31, 2000. Under US GAAP and EITF 96-18, the fair value of the warrants is to be calculated using the Black-Scholes option pricing model at each period end until the measurement date, deemed in this case to be the completion of the performance milestones. As a result, the warrant expense fluctuated as the fair market value of the Class A Ordinary shares fluctuated. All performance milestones were met during the year ended March 31, 2001 and the fair value of the warrants fixed at $16,7 million after minority interest of $12.9 million. During the year ended March 31, 2001 a total of $0.7 million (2000: $16.1 million), after minority interest of $0.9 million (2000: $11.9 million) was amortized as non-cash warrant expense. The unamortized balance of $7.9 million (as a result of the change in value of the shares) was credited to additional paid in capital of OpenTV as at March 31, 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  DIFFERENCES BETWEEN IAS AND US GAAP (CONTINUED)

     (e)  ACQUISITION OF SPYGLASS

          In March of 2000 OpenTV signed a definitive merger agreement with Spyglass Inc. to acquire all of Spyglass' outstanding stock in a stock-for-stock transaction. In addition, Spyglass options and warrants were to be assumed by OpenTV upon the consummation of the merger. The merger was consummated on July 24, 2000 and 12.6 million Class A Ordinary Shares were issued and options over 2.5 million Class A Ordinary Shares related to the assumed Spyglass options and warrants were granted. Under IAS, the value of the shares issued as consideration for the purchase of Spyglass is measured using the market value of the shares on the consummation date of the acquisition. Under US GAAP, the value of the shares issued is measured using the average market value of the shares a few days before and after the announcement date. In addition, under US GAAP, the fair value of options issued to replace Spyglass options assumed by OpenTV is recorded as part of the purchase consideration, based on the fair value of the options issued at the acquisition date. As a result, the value of the purchase consideration under US GAAP was approximately $1.2 billion higher than that recorded under IAS. The difference in the value of the purchase consideration was allocated to goodwill under US GAAP and is being amortized over 5 years. Accordingly, this adjustment represents the additional goodwill charge of $239.4 million (2001: $160.8 million), before minority interest of $146.1 million (2001: $91.5 million).


     (f)  ACQUISITION OF STATIC

          OpenTV completed the acquisition of a 100% interest in Static, a leading interactive television software development and entertainment company, on July 2, 2001. The transaction was accounted for as a purchase and the goodwill arising on the transaction, amounting to $45.2 million, will be amortized over its estimated useful life of five years in the primary financial statements. During the year ended March 31, 2002 the Company recorded an amortization charge under IAS of $5.1 million, before minority interest of $3.1 million. In accordance with the provisions of SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangibles", the amount of goodwill recorded is capitalized, but not amortized (included in the adjustment in (g) below). In addition, under US GAAP, the $2.1 million (before minority interest of $1.3 million) identified as acquired in-process research and development was charged to expense as the projects had not yet reached technological feasibility and had no future alternative use. Other separately identified intangible assets are being amortized over three years.

     (g)  AMORTIZATION OF GOODWILL

          In July 2001, the FASB issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". Under SFAS 141, all business combinations initiated after July 1, 2001 must be accounted for using the purchase method. Under SFAS 142, goodwill and other intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if there are indicators such assets may be impaired) for impairment. Separate intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after July 1, 2001. With respect to goodwill and intangible assets acquired prior to June 30, 2001, the Company is required to adopt SFAS 142 effective April 1, 2002. Accordingly, this adjustment reverses the amortization charge of goodwill recorded under IAS relating to the acquisition of Static (refer to (f) above: $5.1 million before minority interest of $3.1 million) and the preference share subscription agreement with M-Web ($0.8 million). The amortization of goodwill under US GAAP for the year ended March 31, 2002 was $492.1 million, while the carrying value of goodwill not subject to amortization as at March 31, 2002 amounted to $59.9 million.

     (h)  IMPAIRMENT OF GOODWILL

          Impairment of goodwill must be assessed periodically whenever events or changes in circumstances indicate that the carrying amount of an asset is greater than its recoverable amount. When such an event occurs or indications of impairment exist, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Under IAS, the impairment charge is recognized as the difference between the carrying value of the asset and the higher of its value in use, or present value of estimated future cash flows from the continuing use of the asset, or its net selling price.

          As discussed in note 11, the Company recorded a goodwill impairment charge of $410.6 million, before minority interest of $245.5 million, under IAS for the year ended March 31, 2002 that related solely to OpenTV. As a binding sales agreement was reached for the sale of OpenTV on May 8, 2002 the net selling price was used in the determination of the goodwill impairment charge. Such charge reduced the goodwill held by OpenTV from its carrying value of $601.2 million to $204.9 million, after which the Company's interest in the net assets of OpenTV equalled the agreed net selling price of $170 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.   DIFFERENCES BETWEEN IAS AND US GAAP (CONTINUED)

          On March 31, 2002 the total net asset value of OpenTV under US GAAP exceeded that under IAS by $753.1 million, mainly related to the additional goodwill recorded in connection with OpenTV's acquisition of Spyglass (see item (e)). Under US GAAP a goodwill impairment charge was recorded during the year ended March 31, 2002 as the carrying value of goodwill held by OpenTV exceeded its expected undiscounted cash flows. The impairment charge recorded was $762.2 million (less minority interest of $465.9 million), which represented the difference between the expected discounted cash flows of $895.2 million and the US GAAP carrying value of OpenTV. The goodwill impairment adjustment of $351.6 million (less minority interest of $220.4 million) included in the reconciliation between IAS and US GAAP represents the reversal of the goodwill impairment charge of $410.6 million (less minority interest of $245.5 million) recorded under IAS and the inclusion of the goodwill impairment charge recorded under US GAAP.

     (i)  ADJUSTMENT TO DILUTION (LOSSES)/GAINS

          During the years ended March 31, 2002, 2001 and 2000, certain subsidiaries issued shares to third parties for cash or non-cash assets, which resulted in a dilution of the Company's ownership in these entities. The most significant of these transactions was the acquisition of Spyglass in the year ended March 31, 2001 (refer to (e) above) and Static in the year ended March 31, 2002 (refer to (f) above). Under IAS, the Company has recorded dilution (losses)/gains resulting from these transactions as the value received for the subsidiaries' shares issued were (less than)/greater than the Company's carrying value prior to the transactions. Generally, the calculation of, and accounting for, a dilution loss or gain is similar under US GAAP as it is under IAS. However, the calculation of the
          (loss)/gain under US GAAP is to be determined using the Company's carrying value based on US GAAP amounts. This adjustment reflects the difference between the (losses)/gains calculated using IAS derived amounts and the losses calculated using US derived amounts. Any resulting timing differences from these adjustments are, consistent with the treatment under IAS, expected to reverse within the carry-forward period of tax losses (refer note 24).

     (j)  UNREALIZED LOSS ON MARKETABLE SECURITIES

          During 2001 the Company wrote down marketable securities to their current market value. Under IAS the write-down to current market value was included in determination of net income for the year ended
          March 31, 2001. Under US GAAP unrealized gains and losses on available for sale securities are reported in other comprehensive income (net of tax and minority interest), as a separate component of shareholders' equity until they are realized, after which they are reported in net
          (loss)/profit. The investments to which these unrealized losses referred were sold during fiscal 2002 and therefore this adjustment reverses the unrealized loss recorded in other comprehensive income under US GAAP to net loss under US GAAP in fiscal 2002.

     (k)  WRITE-BACK OF ASSET IMPAIRMENT

          In prior years, the Company provided against the carrying value of certain assets due to unfavourable political and economic conditions ruling in the countries of the related operations. During the year ended March 31, 2001 the Company, having determined that the position in these countries had stabilized sufficiently, released the provision previously raised against these assets. Under US GAAP, the assets provided against were considered impaired and written-down upon the creation of the provision. Under US GAAP, impairment write-downs can not be written back up to their historical carrying amounts. As such, this adjustment reverses the release of the provision as recorded under IAS.

     (l) PROFIT ON SALE OF INTEREST IN ORBICOM

          On August 24, 1999, the Company disposed of its 20% interest and its loan claims in Orbicom to MIH Holdings, which, in turn, together with its interest of 80%, sold the total investment in Orbicom to M-Cell in exchange for 23,952,096 M-Cell shares with a market value of $39 million. Of this total consideration, $21 million was allocated to the Company, which was received in the form of 4,432,273 shares in M-Cell with a market value of $7.2 million and a $13.4 million note receivable from MIH Holdings. The consideration received by the Company, after allocating $6 million to settle the loan claims, gave rise to a profit on sale of the associate of $15 million, as the carrying value of the Orbicom investment was recorded at no value in the accounting records of the Company. Under IAS, it is appropriate for MIH Limited to recognize the gain on the sale of interest in Orbicom, regardless of the related party nature of the transaction and the disproportionate allocation of proceeds. Based on positions taken by the SEC, under US GAAP this transaction is evaluated as a transaction between entities under common control, whereby generally no gains or losses are recognized on the sale of an asset. Any gains or losses are accounted for as a capital contribution or distribution.

          The sale of Orbicom to a third party was executed simultaneously with the sale of the 20% interest by MIH Limited to MIH Holdings. The sale of MIH Limited's interest in Orbicom to MIH Holdings was a way to convenience the transaction with the third party and it is, therefore, appropriate to recognize a proportionate share of the profit generated in the transaction. However, the excess of the consideration received over the proportionate share of the total consideration amounting to $8.6 million is accounted for as a capital contribution by MIH Holdings under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  DIFFERENCES BETWEEN IAS AND US GAAP (CONTINUED)

     (m)  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

          The company adopted the new accounting standards for financial instruments for both IAS and US GAAP effective April 1, 2002. The cumulative effect of adopting IAS 39 "Financial Instruments:
          Recognition and Measurement" resulted in an adjustment to opening equity of $8.4 million, which was split between the fair value of cash flow hedges of $7.1 million (recorded as an adjustment to hedging reserve) and the fair value of fair value hedges of $1.3 million (recorded as an adjustment to accumulated loss). Under US GAAP, in accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", the cumulative effect of the change in accounting principle related to the fair value of cash flow hedges was recorded as a cumulative effect change in other comprehensive income, whereas the cumulative effect of change in accounting principle related to the fair value of fair value hedges was recorded in the determination of net loss as a cumulative effect of change in accounting principle. Under both IAS and US GAAP, the adoption of the new accounting standards gave rise to the recognition of derivative assets of $7.1 million and an increase in the carrying value of associates of $1.3 million at April 1, 2001.

     (n)  DISCONTINUING OPERATIONS

          As discussed in note 3, the Company entered into an agreement to dispose of its 38.4% interest in OpenTV on May 8, 2002. The initial disclosure event under IAS and the measurement date under US GAAP for discontinuing operations are generally the same and both occured as a result of the binding sale agreement. In accordance with the provisions of IAS 35 "Discontinuing Operations" the results of OpenTV have been included in loss from discontinuing operations in the primary financial statements, as the initial disclosure event occurred after year-end, but before the financial statements were authorized for issue. Under the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for the Company beginning April 1, 2002, the results of OpenTV will only be reflected as discontinuing in the period in which the measurement date occurs which for the Company will be year ended March 31, 2003. Under US GAAP in the Company's results of operations for the year ended March 31, 2003 a loss on discontinuing operations will likely be recorded between the US GAAP value on measurement date of date of discontinued operations and the net selling price. This loss has been recorded under IAS in the year ended March 31, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

38.  DIFFERENCES BETWEEN IAS AND US GAAP (CONTINUED)


     To provide a better understanding of the differences in accounting standards, the table below presents the condensed consolidated statements of operations under US GAAP as if the results of OpenTV were presented as continuing operations (refer to (n) above) and after processing the adjustments in (a) to (m) above:


                                                                                        YEAR ENDED MARCH 31,
                                                                            --------------------------------------------
                                                                                2002           2001              2000
                                                                            (THOUSANDS)     (THOUSANDS)       (THOUSANDS)
                                                                            -----------     -----------       ----------
         NET REVENUES                                                       $  736,974      $  757,796        $ 713,884
         Operating expenses                                                 (2,025,016)     (1,147,543)        (946,709)
                                                                            -----------     -----------       ----------
         OPERATING LOSS                                                     (1,288,042)       (389,747)        (232,825)
         Financial results, net                                                (55,786)        (32,845)         (15,244)
         Equity results in joint ventures                                      (25,117)        (74,338)         (48,015)
         Equity results in associates                                            7,873          (1,848)          (2,163)
         (Loss)/profit on sale and dilution of interest in
         subsidiaries, joint venture and associates, net                       (36,785)        906,209          209,321
                                                                            -----------     -----------       ----------
         (LOSS)/PROFIT FROM CONTINUING OPERATIONS BEFORE TAX,
         MINORITY INTEREST AND CHANGE IN ACCOUNTING PRINCIPLE               (1,397,857)        407,431          (88,926)
         Income tax                                                              1,387         (13,322)          (2,293)
                                                                            -----------     -----------       ----------
         (LOSS)/PROFIT FROM CONTINUING OPERATIONS BEFORE MINORITY
         INTEREST AND CHANGE IN ACCOUNTING PRINCIPLE                        (1,396,470)        394,109          (91,219)
         Minority interest                                                     764,992         195,841           20,218
                                                                            -----------     -----------       ----------
         (LOSS)/PROFIT FROM CONTINUING OPERATIONS BEFORE CHANGE
         IN ACCOUNTING PRINCIPLE                                              (631,478)        589,950          (71,001)
         Loss from discontinuing operations                                    (38,805)        (30,589)         (35,397)
         Loss arising on discontinuing operations                              (30,642)              -           (4,065)
                                                                            -----------     -----------       ----------
         NET (LOSS)/PROFIT BEFORE CUMULATIVE EFFECT OF CHANGE IN
         ACCOUNTING PRINCIPLE                                                 (700,925)        559,361         (110,463)
         Cumulative effect of change in accounting principle (SFAS 133)          1,251               -                -
                                                                            -----------     -----------       ----------
         NET (LOSS)/PROFIT                                                  $ (699,674)      $ 559,361       $ (110,463)
                                                                            ===========     ===========       ==========
         Weighted average common shares outstanding                         56,575,741      55,414,252       50,790,662
         Diluted weighted average common shares outstanding                 56,575,741      56,537,850       50,790,662

     PER SHARE AMOUNTS:
     BASIC (LOSS)/PROFIT:
         Continuing operations                                                $ (11.16)        $ 10.65          $ (1.40)
         Discontinuing operations                                                (1.23)          (0.55)           (0.78)
         Cumulative effect of change in accounting principle                      0.02               -                -
                                                                            -----------     -----------       ----------
                                                                              $ (12.37)        $ 10.09          $ (2.17)
                                                                            ===========     ===========       ==========
     DILUTED (LOSS)/PROFIT:
         Continuing operations                                                $ (11.16)        $ 10.43          $ (1.40)
         Discontinuing operations                                                (1.23)          (0.54)           (0.78)
         Cumulative effect of change in accounting principle                      0.02               -                -
                                                                            -----------     -----------       ----------
                                                                              $ (12.37)         $ 9.89          $ (2.17)
                                                                            ===========     ===========       ==========

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

     (b)  PROGRAM AND FILM RIGHTS

          The Company accounts for fixed price program and film rights contracts and the portion of variable price program and film rights contracts for which the cost can be reliably measured as an asset and liability under IAS 38 "Intangible Assets" and IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". Under SFAS 63 "Financial Reporting by Broadcasters" the asset and liability are recorded when the license period begins, the program is available for its first broadcast and the cost of each program is known or reasonably determinable. Under US GAAP program and film rights are therefore only accounted for on screening. The different treatment does not have an impact on net profit or shareholders' equity. The total assets and liabilities as of March 31, 2002 and March 31, 2001 relating to program and film rights each decreased by $40.4 million and $58.2 million, respectively, comprising of a decrease in current assets by $18.6 million (2001:
          $13.1 million), non-current assets by $21.7 million (2001: $45.1 million), current liabilities by $20.9 million (2001: $20.9 million) and non-current liabilities by million $19.4 million (2001: $37.3 million).

     (c)  STOCK-BASED COMPENSATION

          As permitted by SFAS 123, for purposes of US GAAP, the Company applies APB 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans where the market value of the shares at grant date equals the exercise price. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123 the Company's net
          (loss)/income and net (loss)/income per share under US GAAP would have been decreased/(increased) to the pro forma amounts indicated below:

                                                        YEAR ENDED           YEAR ENDED           YEAR ENDED
                                                       MARCH 31, 2002       MARCH 31, 2001       MARCH 31, 2000
                                                      ---------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)
Net (loss) /profit                   As reported      $    (699,674)        $    599,361         $   (110,463)
                                     PRO FORMA             (701,763)             551,684             (114,523)
Net (loss)/profit per share          As reported             (12.37)               10.09                (2.17)
                                     PRO FORMA               (12.40)                9.96                (2.25)
Diluted (loss)/profit per share      As reported             (12.37)                9.89                (2.17)
                                     PRO FORMA               (12.40)                9.76                (2.25)

          The fair value of each option grant under the MIH Holdings plan was calculated using the Black-Scholes option pricing method using the following assumptions for the year ended 2002, 2001 and 2000: dividend yield at 0% for all periods, volatility at 84%, 70% and 30% respectively, weighted average expected option term of 7, 7 and 6 years respectively and a risk free interest rate of between 10.9% and 12.1%, 12% and 12% respectively. The weighted average fair value of the oprions granted during 2002, 2001 and 2000 was ZAR7.07, ZAR34.18 and ZAR25.30 respectively.

          The fair value of each option grant under the MIH Limited and Mindport plans were calculated using the Black-Scholes option pricing method using the following assumptions for the years ended 2002, 2001 and 2000: dividend yield at 0% for all periods, volatility at 75%, 67% and 30% respectively, weighted average expected option term of 7, 7 and 6 years respectively and a risk free interest rate of 5.02% to 5.64%, 5.14% to 6.39% and 5.25% to 6.0% respectively. The weighted average fair value of the options granted during 2002, 2001 and 2000 was $5.90, $13.96 and $19.14 for MIH Limited, respectively, and $nil, $8.53 and $18.18 for Mindport respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

II   ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

          The fair value of each option grant under the M-Web China and M-Web Thailand plans were calculated using the Black-Scholes option pricing method using the following assumptions for the years ended 2002 and 2001: dividend yield at 0% for both periods, volatility at 75% and 67% respectively, a weighted average expected option term of 7 and 7 years respectively and a risk free interest rate of 4.8% to 6.76%. The weighted average fair value of options granted during 2001 was $0.71. No options were granted during 2002.

          The fair value of each option grant under the OpenTV plans was calculated using the Black-Scholes option pricing method using the following assumptions for the years ended 2002, 2001 and 2000: dividend yield at 0% for all periods, volatility at 110%, 135% and 184% respectively, weighted average expected option term of 5, 5 and 5 years respectively and a risk free interest rate of 2.68% to 5.00%, 5.46% to 6.81% and 4.75% to 6.00% respectively. The weighted average fair value of options granted during 2002, 2001 and 2000 were $8.78, $53.37 and $8.78 respectively.

     (d)  RESTRICTED NET ASSETS

          The net assets of certain of MIH Limited's subsidiaries and associates are subject to regulatory restrictions with regard to the transfer of such assets to MIH Limited in the form of loans, advances or cash dividends without the consent of regulatory authorities. The restrictions primarily relate to foreign exchange control regulations in South Africa, which prescribe that South African residents and companies are not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve Bank. These exchange control regulations effectively prevent MIH Limited from receiving distributions from its South African subsidiaries without regulatory approval. The total net assets of subsidiaries subject to such restrictions at March 31, 2002 amount to approximately $87.5 million (2001: $62.7 million and 2000: $46.6 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

II   ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

          The following are the condensed balance sheets, statements of operations and cash flow of MIH Limited as of March 31, 2002 and 2001 and for the years then ended in accordance with IAS. Investments in subsidiaries, associates and joint ventures are accounted for using the equity method of accounting:


                                                               MARCH 31,
                                                         -----------------------
                                                             2002      2001
                                                         (THOUSANDS) (THOUSANDS)
                                                         ----------- -----------
BALANCE SHEETS

                                      ASSETS

    CURRENT ASSETS
      Cash and cash equivalents                          $   6,861    $   1,101
      Other receivables                                      2,417        2,248
      Net amounts owing by related parties                  23,616       15,944
                                                         ----------- ----------
                                                            32,894       19,293
                                                         =========== ===========
    NON-CURRENT ASSETS
      Long-term investments                                215,339      674,056
                                                         ----------- ----------
        TOTAL ASSETS                                     $ 248,233    $ 693,349
                                                         =========== ===========
                                    LIABILITIES

    CURRENT LIABILITIES
      Accrued expenses and other current liabilities     $   4,724    $   4,807
      Amounts owing to related parties                       4,300        3,212
                                                         ----------- ----------
        TOTAL LIABILITIES                                    9,024        8,019
                                                         ----------- ----------
                               SHAREHOLDERS' EQUITY

      Share capital                                        986,031      986,031
      Accumulated loss                                    (686,083)    (244,665)
      Hedging reserve                                       18,813
      Foreign currency translation adjustment              (79,552)     (56,036)
                                                         ----------- ----------
        TOTAL SHAREHOLDER'S EQUITY                         239,209      685,330
                                                         ----------- ----------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $ 248,233    $ 693,349
                                                         =========== ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

II   ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

                                                                        YEAR ENDED MARCH 31,
                                                                   -----------------------------------------
                                                                      2002           2001          2000
                                                                   (THOUSANDS)    (THOUSANDS)   (THOUSANDS)
                                                                   -----------   -------------  ------------
STATEMENTS OF OPERATIONS

General and administrative expenses                                 $  (4,131)    $   (5,721)    $    (634)
Financial results, net                                                 (1,921)          (370)          628
Equity results in associates, joint ventures and subsidiaries        (436,617)       158,323      (131,189)
Profit on sale of associate                                                 -              -        15,199
Profit on sale of interests in subsidiaries and joint venture, net          -              -        98,972
                                                                   -----------   -------------  ------------
NET (LOSS)/PROFIT FOR THE YEAR                                      $ 442,669)    $  152,232     $ (17,024)
                                                                   ===========   =============  ============



STATEMENTS OF CASH FLOW

Net cash used in operating activities                               $ (22,288)    $   (7,593)    $    (634)
                                                                   -----------   -------------  ------------
Acquisition of associates and subsidiaries                            (33,531)      (174,996)     (140,071)
                                                                   -----------   -------------  ------------
Net cash used in investing activities                                 (33,531)      (174,996)     (140,071)
                                                                   -----------   -------------  ------------
Finance (cost)/income                                                  (1,921)          (370)          628
Proceeds from issue of share capital                                        -        180,440       171,102
Bank overdrafts and loans raised/(repaid)                              63,500            (42)      (33,001)
                                                                   -----------   -------------  ------------
Net cash from financing activities                                     61,579        180,028       138,729
                                                                   -----------   -------------  ------------
Net increase/(decrease) in cash and cash equivalents                    5,760         (2,561)       (1,976)
Cash and cash equivalents at beginning of the year                      1,101          3,662         5,669
Translation adjustment on cash and cash equivalents                         -              -           (31)
                                                                   -----------   -------------  ------------
Cash and cash equivalents at end of the year                        $   6,861     $    1,101     $   3,662
                                                                   ===========   =============  ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

II    ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

     (e)  SIGNIFICANT ASSOCIATES: SUMMARIZED FINANCIAL INFORMATION

          The following are the summarized balance sheets and statements of operations for M-Net/SuperSport, as derived from their audited financial statements and converted to US dollars:


                                                             MARCH 31,
                                                     -----------------------
                                                         2002      2001
                                                     (THOUSANDS) (THOUSANDS)
                                                     ----------- ------------

Current assets                                       $ 135,067     $  138,678
Non-current assets                                      85,589         84,313
                                                     ----------- ------------
TOTAL ASSETS                                         $ 220,656     $  222,991
                                                     =========== ============
Current liabilities                                  $  86,356     $  108,092
Non-current liabilities                                 29,399         25,265
                                                     ----------- ------------

TOTAL LIABILITIES                                      115,755        133,357
                                                     ----------- ------------
TOTAL SHAREHOLDERS' EQUITY                             104,901         89,634
                                                     ----------- ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 220,656     $  222,991
                                                     =========== ============
Net revenues                                         $ 184,930     $  260,426
Operating profit                                        80,526         26,135
Net profit                                              56,499         18,177



     (f)  COMPREHENSIVE(LOSS)/INCOME

                                                                                  YEAR ENDED MARCH 31,
                                                                  ----------------------------------------------
                                                                      2002               2001                2000
                                                                   (THOUSANDS)        (THOUSANDS)        (THOUSANDS)
                                                                  --------------      ------------      ------------
Net (loss)/profit under US GAAP                                   $ (699,674)         $ 559,361         $ (110,463)
Other comprehensive income/(loss)
     Cumulative effect of adoption of SFAS 133 on April 1, 2001        7,115                  -                  -
     Net change in fair value of cash flow hedges                     11,698                  -                  -
     Foreign currency translation                                 $  (23,516)         $ (13,012)           (12,541)
     Capital injection by minorities                                       -              2,513                  -
     Unrealized loss on investments, net of income taxes and
     minority interests                                                    -             (4,758)                 -
     Reclassification adjustment for realized losses included
     in net (loss)/income                                              4,263                  -                  -
                                                                  --------------      ------------      ------------
                                                                  $ (700,114)         $ 544,104         $ (123,004)
                                                                  ==============      ============      ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

II    ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

          DERIVATIVE INSTRUMENTS
          Statement on Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137 and SFAS 138 was adopted by the company as of April 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets of liabilities in the consolidated balance sheets and measure those instruments at fair value. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive (loss)/income, and recognized in earnings when the hedged item is recognized in earnings. SFAS 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

          The Company also evaluates for 'embedded' derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in the statement of operations.

          The Company has designated all of their derivative instruments as either fair value or cash flow hedges under SFAS 133. For the year ended March 31, 2002 the Company recorded a charge to current earnings of $6.4 million and a gain of $18.2 million to other comprehensive loss for its hedged items. Certain of the derivative instruments held by equity associates have not initially qualified as hedge instruments based on the upfront documentation requirements of the standard. The ongoing effect of SFAS 133 on our consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.

     (g)  BASIS OF CONSOLIDATION

          For certain entities, the Company has entered into contractual arrangements (such as nominee relationships and escrow arrangements) which allow the Company, along with its direct interest in such entities, to control a majority of the voting rights or otherwise have power to exercise control over the operations of such entities. Because the Company controls such entities in this manner they are considered to be subsidiaries and are therefore consolidated in the annual financial statements.

     (h)  RECENTLY ISSUED ACCOUNTING STANDARDS

          In July 2001, the Financial Accounting Standards Board issued FAS No. 141 "Business Combinations" and No.142, "Goodwill and Other Intangible Assets." FAS 141 prohibits the pooling-of-interests method of accounting for business combinations and requires the purchase method of accounting for all business combinations initiated after 30 June 2001. It prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. SFAS 142 requires that goodwill will no longer be amortized over is estimated useful life. The Company must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Additionally, the Company will need to reassess the useful lives of existing recognized tangible assets. Intangible assets deemed to have indefinite lives will no longer be amortized, instead tested annually for potential impairment. Separate intangible assets with finite lives will continue to be amortized over their useful lives. The Company is required to adopt SFAS 142 as of April 1, 2002. The first step of the initial test for impairment must be completed within six months of adopting the standard, with any initial impairment charges finalized no later than March 31, 2003 and reflected as a cumulative effect of accounting change. Any impairment charges not arising as a result of the transitional impairment test during fiscal year 2003 or in subsequent years would be recorded in operating results.

          The first step of the initial test for impairment requires a comparison for each of MIH Limited's reporting units of the fair value of each unit with the carrying amounts of net assets including goodwill. If the carrying amount exceeds a unit's fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. Based on the preliminary completion of this first step, it is anticipated that a goodwill impairment loss under US GAAP may have to be recorded. While the determination of the amount of this impairment is not expected to be finalized until the fourth quarter of fiscal year 2003, the Company currently estimates that a total pre-tax charge of approximately $17 million to $35 million may be required with no impact on cash flows. As of 31 March 2002 the Company had unamortised goodwill reported in accordance with US GAAP of $764.2 million, of which approximately $684 million was related to OpenTV, which was sold subsequent to year-end (refer note
          36). Total amortisation expense of goodwill was $586.2 million for the year ended 31 March 2002, which will not be incurred in fiscal 2003 under US GAAP.

          In July 2001, the Financial Accounting Standards Board issued SFAS No.143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". This standard will be effective for the Company for the year ending March 31, 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Company has not yet assessed whether adoption of the statement will have a material effect on the Company's results of operations and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

II    ADDITIONAL DISCLOSURE REQUIREMENTS (CONTINUED)

          In October 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This standard will be effective for the Company for the year ending March 31, 2003. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 applies to all long-lived assets, including discontinued operations. The standard develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. The Company has not yet assessed whether adoption of the statement will have a material effect on the Company's results of operations and financial position.

          In November 2001, the FASB Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF 00-14, 00-22 and 00-25. This issue presumes that consideration from a vendor to a customer or reseller of the vendor's products to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established. This Issue will be effective for the Company beginning April 1, 2002. The adoption of this issue will not have a material effect on the Company's results of operations or financial position.

          In April 2002, the Financial Accounting Standards Board issued SFAS 145, "Rescission of SFAS 4", "Reporting Gains and Losses from Extinguishment of Debt", SFAS 44, "Accounting for Intangible Assets of Motor Carriers'" and SFAS 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements, Amendment of SFAS 13, "Accounting for Leases" and "Technical Corrections as of April 2002". This Statement rescinds SFAS 4, SFAS 44, and amendment SFAS 64 and SFAS
          13. SFAS 13 has been amended to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This standard will be effective for the Company for the year ending March 31, 2003. The Company has not yet assessed whether adoption of the statement will have a material effect on the Company's results of operations and financial position.

          IAS 40 "Investment Property" has been published by the IASB. It prescribes the accounting treatment for investment property and related disclosure requirements. It replaces previous requirements in IAS 25 " Accounting for Investments", under which an enterprise was permitted to choose from among a variety of accounting treatments for investment property. Investment property is defined in the Standard as property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business. The Standard permits enterprises to either: (a) measure investment property at fair value, with changes in fair value recognised in the income statement; or (b) measure investment property at depreciated cost (less any accumulated impairment losses). An enterprise that chooses the cost model should disclose the fair value of its investment property. The Standard is not expected to have a material impact on the Company.

                       REPORT OF INDEPENDENT ACCOUNTANTS


TO THE DIRECTORS AND SHAREHOLDERS OF
UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED


We have audited the accompanying consolidated balance sheets of United Broadcasting Corporation Public Company Limited and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flow and changes in shareholders' equity in Baht for each of the three years in the three year period ended December 31, 2001. These consolidated financial statements in Baht are the responsibility of United Broadcasting Corporation Public Company Limited management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements in Baht referred to above present fairly, in all material respects, the consolidated financial position of United Broadcasting Corporation Public Company Limited and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of its operations, cash flow and changes in shareholders' equity for each of the three years in the three year period ended December 31, 2001, in conformity with the International Accounting Standards.



PricewaterhouseCoopers ABAS Ltd.
Bangkok, Thailand

September 13, 2002


    UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       AS OF DECEMBER 31, 2001 AND 2000
                            (IN THOUSANDS OF BAHT)

                                                                           2001
                                                          Notes           US$'000             2001               2000
                                                          -----        ------------       ------------      -------------
                                                                         (note 2)

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                   3          $    41,937   B       1,855,077   B     1,810,716
Accounts receivable, net                                    4                5,531             244,655           174,496
Amounts owed by related parties                            21                  116               5,144            12,299
Refundable Value Added Tax, net                             5                3,553             157,181           186,038
Other current assets                                        6                1,388              61,393           139,798
Film and program rights, net                                9                6,511             288,014           174,261
                                                                       -----------        ------------        ----------
        Total Current Assets                                                59,036           2,611,464         2,497,608
                                                                       -----------        ------------        ----------
NON-CURRENT ASSETS
Tangible fixed assets, net                                  7               61,775           2,732,612         3,275,595
Goodwill, net                                               8               53,941           2,386,079         2,644,553
Film and program rights, net                                9                1,043              46,123           261,229
Inventories, net                                           10                2,061              91,155             1,822
Other non-current assets                                                       377              16,688            17,783
                                                                       -----------        ------------      ------------
        Total Non-Current Assets                                           119,197           5,272,657         6,200,982
                                                                       -----------        ------------      ------------
TOTAL ASSETS                                                           $   178,233   B       7,884,121   B     8,698,590
                                                                       ===========        ============      ============

LIABILITIES
CURRENT  LIABILITIES
Current portion of finance lease obligations               12          $     6,675   B         295,261   B       186,917
Accounts payable                                                            16,299             721,016         1,079,378
Accrued expenses                                           11               34,137           1,510,042         1,100,791
Amounts owed to related parties                            21               11,172             494,185           387,069
Deferred revenue                                                            14,179             627,167           347,016
Other current liabilities                                                      716              31,696            24,540
                                                                       -----------        ------------      ------------
        Total Current Liabilities                                           83,178           3,679,367         3,125,711
                                                                       -----------        ------------      ------------
NON-CURRENT LIABILITIES
Finance lease obligations                                  12               50,104           2,216,367         2,287,276
Deferred taxation                                          13                    -                   -                 -
Deposits received from customers                                             8,609             380,815           257,335
                                                                       -----------        ------------      ------------
        Total Non-Current Liabilities                                       58,713           2,597,182         2,544,611
                                                                       -----------        ------------      ------------
TOTAL LIABILITIES                                                          141,891           6,276,549         5,670,322
                                                                       -----------        ------------      ------------
Minority interest                                          14                1,437              63,579            64,699
Commitments and Contingencies                              22                    -                   -           -

SHAREHOLDERS' EQUITY
Share capital                                              15
Authorized : 2001 and 2000 : 970,404,513 common shares
  Baht 10 par value                                                        219,375           9,704,045         9,704,045
                                                                       ===========        ============      ============
Issued : 2001 and 2000 : 740,773,570 common shares
  Baht 10 par value, fully paid                                            167,463           7,407,736         7,407,736
Share premium                                                              150,744           6,668,159         6,668,159
Legal reserve                                              15                  337              14,893            14,893
Accumulated loss                                                          (283,639)        (12,546,795)      (11,127,219)
                                                                       -----------        ------------      ------------
TOTAL SHAREHOLDERS' EQUITY                                                  34,905           1,543,993         2,963,569
                                                                       -----------        ------------      ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                       $   178,233   B       7,884,121   B     8,698,590
                                                                       ===========        ============      ============

               The accompanying notes are an integral part of these consolidated financial statements

                                                       F-68


                            UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
                                             CONSOLIDATED STATEMENTS OF OPERATIONS
                                          FOR THE YEARS ENDED DECEMBER 31, 2001, 2000
                                           AND 1999 (IN THOUSANDS OF BAHT, EXCEPT PER
                                                         SHARE AMOUNTS)

                                                                       2001
                                                          Notes       US$'000         2001            2000            1999
                                                          -----    ------------   ------------    ------------    ------------
                                                                     (note 2)
Net sales                                                  16       $  132,426  B    5,857,854   B   4,899,658  B   3,945,295

Operating expenses:
  Cost of providing services and installations                          82,445       3,646,936       3,127,932      3,028,685
  Cost of decoder sales                                                  2,985         132,058          51,973         44,920
  Selling, general and administrative                                   38,652       1,709,782       1,398,792      1,603,643
  Depreciation                                              7           23,141       1,023,636       1,613,978      1,584,465
  Goodwill amortization                                     8            5,843         258,474         258,474        254,133
                                                                    ----------     -----------     -----------    -----------
Total operating expenses                                               153,066       6,770,886       6,451,149      6,515,846
                                                                    ----------     -----------     -----------    -----------
Operating loss                                                         (20,640)       (913,032)     (1,551,491)    (2,570,551)

Financial results, net                                     18          (11,477)       (507,664)       (553,075)      (357,908)
                                                                    ----------     -----------     -----------    -----------
Loss before taxation and minority interest                             (32,117)     (1,420,696)     (2,104,566)    (2,928,459)
Taxation                                                   19                -               -               -         (1,853)
                                                                    ----------     -----------     -----------    -----------
Loss from ordinary activities before minority
  interest                                                             (32,117)     (1,420,696)     (2,104,566)    (2,930,312)
Minority interest                                          14               25           1,120          23,323         40,533
                                                                    ----------     -----------     -----------    -----------
NET LOSS FOR THE YEAR                                               $  (32,092)  B  (1,419,576) B   (2,081,243) B  (2,889,779)
                                                                    ==========     ===========     ===========    ===========


Basic and diluted net loss per share                       20       $    (0.04)  B       (1.92) B        (2.81) B       (3.90)

Shares used to compute net loss per share                              740,774         740,774         740,774        740,774






               The accompanying notes are an integral part of these consolidated financial statements


                       UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
                                        CONSOLIDATED STATEMENTS OF CASH FLOW
                                FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                               (IN THOUSANDS OF BAHT)

                                                                       2001
                                                          Notes       US$'000         2001            2000            1999
                                                          -----    ------------   ------------    ------------    ------------
                                                                     (note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                             23       $     22,306  B     986,699  B     992,561  B    (324,812)
Interest received                                                            914         40,432         72,961         78,900
Interest paid                                                                  -             (2)           (38)        (2,065)
Tax paid                                                                       -              -              -         (1,853)
                                                                    ------------    -----------    -----------    -----------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                  23,220      1,027,129      1,065,484       (249,830)
                                                                    ------------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of tangible fixed assets                        7             (6,233)      (275,724)      (655,405)      (243,608)
Proceeds from sales of tangible fixed assets                                 272         12,051          7,270              -
Net decrease in other investments                                              -              -          5,202          3,530
                                                                    ------------    -----------    -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                                     (5,961)      (263,673)      (642,933)      (240,078)
                                                                    ------------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES

Payments of finance lease obligations,
  including interest                                                     (16,256)      (719,095)      (559,951)      (511,149)
Proceeds from sale and leaseback transactions               7                  -              -        100,000              -
                                                                    ------------    -----------    -----------    -----------
Net cash used in financing activities                                    (16,256)      (719,095)      (459,951)      (511,149)
                                                                    ------------    -----------    -----------    -----------
NET INCREASE/(DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                              1,003         44,361        (37,400)    (1,001,057)

CASH AND CASH EQUIVALENTS AT BEGINNING OF
  THE YEAR                                                                40,934      1,810,716      1,848,116      2,849,173
                                                                    ------------    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF THE YEAR                3       $     41,937  B   1,855,077  B   1,810,716  B   1,848,116
                                                                    ============    ===========    ===========    ===========



As set out in note 23 the Group has reclassified acquisition of film and program rights to be operating cash flow. Previously acquisition of film and program rights was classified as investing activity. The comparatives have been restated accordingly.





               The accompanying notes are an integral part of these consolidated financial statements

                                                       F-70


                            UNITED BROADCASTING CORPORATION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                      FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999
                                                     (IN THOUSANDS OF BAHT)

                                             SHARE CAPITAL
                                        -----------------------       SHARE           LEGAL        ACCUMULATED
                                         SHARES        AMOUNT        PREMIUM         RESERVE           LOSS             TOTAL
                                        --------     ----------     ----------     ----------      ------------      -----------
                                          '000

AT JANUARY 1, 1999                       740,774      7,407,736      6,668,159         14,893        (6,156,197)       7,934,591

Net loss                                       -              -              -              -        (2,889,779)      (2,889,779)
                                        --------     ----------     ----------     ----------      ------------      -----------
AT DECEMBER 31, 1999                     740,774      7,407,736      6,668,159         14,893        (9,045,976)       5,044,812

Net loss                                       -              -              -              -        (2,081,243)      (2,081,243)
                                        --------     ----------     ----------     ----------      ------------      -----------
AT DECEMBER 31, 2000                     740,774      7,407,736      6,668,159         14,893       (11,127,219)       2,963,569
                                        --------     ----------     ----------     ----------      ------------      -----------
BALANCE AT JANUARY 1, 2001

- as previously reported                 740,774      7,407,736      6,668,159         14,893       (11,127,219)       2,963,569

- effect of adopting IAS 39 - note 24          -              -              -              -                 -                -
                                        --------     ----------     ----------     ----------      ------------      -----------
- as restated                            740,774      7,407,736      6,668,159         14,893       (11,127,219)       2,963,569

Net loss                                       -              -              -              -        (1,419,576)      (1,419,576)
                                        --------     ----------     ----------     ----------      ------------      -----------
AT DECEMBER 31, 2001                     740,774  B   7,407,736  B   6,668,159   B     14,893   B   (12,546,795)  B    1,543,993
                                        ========     ==========     ==========     ==========      ============      ===========




               The accompanying notes are an integral part of these consolidated financial statements


1.   NATURE OF OPERATIONS

United Broadcasting Corporation Public Company Limited is a public limited company, incorporated and domiciled in Thailand, and listed on the Stock Exchange of Thailand. The address of its registered office is as follows;

Tipco Tower
118/1 Rama VI Road
Samsen Nai, Phayathai
Bangkok 10400
Thailand

United Broadcasting Corporation Public Company Limited ("UBC", the "Company") and its subsidiaries, UBC Cable Network Public Company Limited ("UBC Cable"), Satellite Service Company Limited and Cineplex Company Limited are engaged in the operation of pay television networks (Digital Satellite Television and Cable Service respectively) under concessions received from the Mass Communication Organization of Thailand, under agreements dated April 17, 1989 and June 6, 1994 respectively, and amendments thereto dated May 19, 1994 and November 9, 1994, respectively, which expire on September 30, 2014 and December 31, 2019, respectively. Under the aforesaid agreements, the Company and UBC Cable must pay annual fees to the Mass Communication Organization of Thailand based on a certain percentage of certain service income or at the minimum fee as specified in each of those agreements, whichever is higher. In addition, the Company and UBC Cable, according to the aforesaid agreements, must transfer the ownership of certain equipment procured for the operations of television networks to the Mass Communication Organization of Thailand within the periods specified in each of those agreements.

UBC and its subsidiaries are referred to as the Company or the Group.

The financial statements were approved for issue on September 13, 2002 by two authorised directors on behalf of the Board of Directors.


2.   PRINCIPAL ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards ("IAS") issued by the International Accounting Standards Board. The consolidated financial statements have been prepared on the historical cost basis.

The Company implemented the following revised International Accounting Standard in 2000:

     o    IAS 10 - Events after the Balance Sheet Date (Revised 1999)

The Company implemented the following revised International Accounting Standards in 2000 in advance of their effective dates:

     o    IAS 12 - Income Taxes (Revised 2000)
     o    IAS 19 - Employee Benefits (Revised 2000)

The Company adopted IAS 39 - Financial Instruments: Recognition and Measurement on January 1, 2001. There was no financial impact arising from the adoption of IAS 39. There was no impact on shareholders' equity or in the presentation and classification of balance sheet items on adoption of IAS 39. In accordance with IAS 39 the comparative financial information for the years ended December 31, 2000 and 1999 are not restated.

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

(a)  BASIS OF CONSOLIDATION

Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date of disposal or disposal of shares which cause the company to lose the ability to control this entity. All intercompany transactions, balances, and unrealized surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

The following are United Broadcasting Corporation Public Company Limited's subsidiaries:


                                         VOTING &
                                    OWNERSHIP INTEREST
                                       DECEMBER 31,
                                    ------------------
COMPANY                               2001       2000      NATURE OF BUSINESS                   COUNTRY
                                    -------    -------
                                       %          %
Rainbow Media Co., Ltd.              99.99      99.99      Not operating                        Thailand
IBC Symphony Co., Ltd.               99.99      99.99      Not operating                        Thailand
Click TV Co., Ltd.                   99.99      99.99      Interactive television business      Thailand
Cineplex Co., Ltd.                   99.99      99.99      Program production                   Thailand
UBC Cable Network Public Co., Ltd.   98.62      98.62      Pay television via cable system      Thailand
Satellite Service Co., Ltd.          97.17      97.17      Sale and rental of equipment for     Thailand
                                                            Digital Satellite Television and
                                                            cable transmission, signal
                                                            compression service and signal
                                                            installation and connection service
International Broadcasting           70.00      70.00      Not operating                        Cambodia
  Corporation (Cambodia) Co., Ltd.

(b)  FOREIGN CURRENCIES

The Company's reporting currency is the Thai Baht since our operations are located in Thailand and the majority of our cash flows are in Thai Baht.

Foreign currency transactions in Group companies are accounted for at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated at period-end exchange rates. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of operations.

(c)  CONVENIENCE TRANSLATION

FOR CONVENIENCE ONLY, A TRANSLATION TO THE U.S. DOLLAR IS PROVIDED FOR THE BALANCE SHEET, STATEMENTS OF OPERATIONS AND CASH FLOW AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001 USING THE U.S. FEDERAL RESERVE EXCHANGE RATE AS OF DECEMBER 31, 2001 OF 44.235 THAI BAHT TO THE U.S. DOLLAR. SUCH TRANSLATION AMOUNTS ARE UNAUDITED AND SHOULD NOT BE CONSTRUED AS REPRESENTATIONS THAT THE THAI BAHT AMOUNTS REPRESENT, OR HAVE BEEN OR COULD BE, CONVERTED INTO U.S. DOLLARS AT THAT OR ANY OTHER RATE.

(d)  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

(e)  TRADE ACCOUNTS RECEIVABLES

Trade receivables are carried at original invoice amount less an allowance for doubtful accounts. The Company records an allowance for doubtful accounts, which is equivalent to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

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

(g)  TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or if shorter, the lease term, based on the following useful lives:

                                                                  Years

     Leasehold improvements                                           5
     Leased transponder equipment                                    12
     Transmission and receiving equipment                           3-5
     Assets under concession agreements                               5
     Furniture, fixtures and office equipment                       3-5


Tangible fixed assets include assets, primarily transmission and receiving equipment, used under concession agreements. These concession agreements are Build Transfer Operate ("BTO") agreements, whereby the Company constructs and pays for certain broadcasting assets, but transfers ownership of those assets to the Mass Communication Organization of Thailand ("MCOT"). The Company retains the right to use these assets during the concession period. At the end of the concession period these assets are delivered to MCOT. These assets are capitalized and depreciated over the shorter of their useful life of five years or the remaining concession period. As of December 31, 2001 the remaining concession period exceeded the remaining useful life of the concession assets. These assets are designated as assets under concession agreements (see note 7).

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

(i)  LEASES

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments. In calculating the present value of the minimum lease payments, the discount factor used is the interest rate implicit in the finance lease; if this implicit rate is not practicable to determine, the Group's incremental borrowing rate is applied. The interest rate implicit in the lease is the discount rate that, at the inception of the lease, causes the aggregate present value of the minimum lease payments, and the unguaranteed residual value to be equal to the fair value of the leased asset. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in finance lease obligations. The interest element of the finance charge is charged to the statement of operations over the lease period. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(j)  INVENTORIES

Inventories comprise set-top boxes and other equipment for receiving subscription television services via the satellite platform, cable television and Multichannel, multi-point distribution service ("MMDS") equipment. Inventories on hand are valued at cost. An allowance is recorded against cost where, in the opinion of the Company, there is diminution in value arising on obsolete and defective inventories, or is otherwise required by changes in circumstances. Costs of equipment for receiving subscription television services are determined by the average cost method. Inventories are reclassified to tangible fixed assets when placed in service.

(k)  LONG-LIVED ASSETS

The Company annually assesses whether there is any indication that any of its long-lived assets, including goodwill and other intangible assets, may be impaired. The carrying value of a long-lived asset is considered impaired when the recoverable value of the asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the recoverable value of the long-lived asset. Recoverable value is determined as the higher of value in use, determined using anticipated cash flows discounted at a rate commensurate with the risk involved and market value less estimated costs of disposal. Impairment losses are charged to the statement of operations.

(l)  TAXATION

Provision is made for all taxes payable in respect of taxable profits earned in the year. The Company also provides for taxation on all temporary differences between income for financial reporting and fiscal purposes under the liability method at current rates. Currently enacted tax rates are used to determine deferred income tax.

(m)  MINORITY INTEREST

The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of the subsidiaries.

(n)  EMPLOYEE BENEFITS

PROVIDENT FUND

The Company operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and the relevant Group companies. Current contributions to the provident fund operated for employees are charged to the statement of operations as incurred. Employee entitlements to annual leave are recognized when they accrue to the employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

EQUITY COMPENSATION BENEFITS

Certain employees and executive management are entitled to participate in the Employees Securities Option Plan under which non-transferable warrants are issued to the employees. No compensation expense is charged to the statement of operations for equity compensation benefits. When options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(o)  CUSTOMER DEPOSITS

Customer deposits are initially recognized at cost, and subsequently carried at amortized cost. Customer deposits are received on initial installation and are refundable to the customer on cancellation of the service and return of the equipment.

(p)  PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

(q)  REVENUE RECOGNITION

Revenue is derived from installation and connection fees, monthly subscription fees, the sale of set-top boxes, sponsorship agreements and maintenance services. Revenue from equipment installation and connection fees is recognized when the installation is accomplished, to the extent of the direct selling and installation costs incurred. Any excess is deferred and recognized over the estimated subscription period. For the periods presented, such revenues did not exceed expenses. Revenue from monthly subscription fees is recognized in the month in which the service is provided, commencing from completion of installation. Monthly subscription fees include a rental charge to subscribers who rent, rather than purchase set-top boxes. Revenue on the sale of set-top boxes is recognized upon delivery and acceptance of the set-top box by the customer. Revenue from sponsorship agreements is recognized upon the showing of the program for which the sponsorship payments are made. Revenue from maintenance services is recognized when the maintenance service is completed. Deferred revenue is recorded as a liability and recognized as income as services are rendered according to the terms of subscribers' agreements.

(r)  ADVERTISING COSTS

Advertising costs are expensed in the financial period during which they are incurred.

(s)  DIVIDENDS

Interim dividends are payable when declared by the directors. Annual dividends proposed are payable when declared by the directors and approved by the shareholders. Dividends are recognized in the accounts in the period in which they are declared. Dividends declared by United Broadcasting Corporation Public Company Limited are payable in Thai Baht. No dividends have been declared for the periods presented.

(t)  FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include cash and bank balances, trade receivables, trade creditors, accrued expenses, leases, other current assets, deposits and other current liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is also party to financial instruments that reduce exposure to fluctuations in foreign currency exchange rates. Foreign currency forward contracts establish a predetermined exchange rate ("forward rate") at which the Group will receive or pay foreign currency amounts on a predetermined future date. Derivative financial instruments, including foreign forward currency contracts, are initially recognized in the balance sheet at cost and subsequently are remeasured at fair value. Gains or losses on derivative financial instruments are recognized in net profit or loss for the period in which they arise unless the derivative financial instrument is a designated hedging instrument in a cash flow hedge. These derivative financial instruments did not qualify for hedge accounting under IAS 39 in the year ended December 31, 2001.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. On the adoption of IAS 39 and in the year ended December 31, 2001 no derivative transactions met the hedging criteria of IAS 39.

(u)  EARNINGS PER SHARE

Loss per share is based on the loss from continuing operations divided by the weighted average number of shares outstanding during each period.

(v)  SEGMENT REPORTING

Based on the risks and rewards associated with the Group's business, its organizational structure and the system of internal financial reporting to the board of directors, Group management has determined that the Group operates in one reportable business and geographical segment.

3.   CASH AND CASH EQUIVALENTS

                                                       DECEMBER 31,
                                             -------------------------------
                                                 2001                2000
                                               BAHT'000            BAHT'000
                                             -----------         -----------
Cash at bank and in hand             B          888,694   B         655,930
Short-term bank deposits                        966,383           1,154,786
                                     B        1,855,077   B       1,810,716
                                            ===========          ==========

The weighted average effective interest rate on short-term bank deposits was 1.93% and 4.94% during 2001 and 2000 respectively.


4.   ACCOUNTS RECEIVABLE

                                                    DECEMBER 31,
                                            ---------------------------
                                               2001             2000
                                             BAHT'000         BAHT'000
                                            ----------       ----------
Trade accounts receivable                B    375,811   B      355,749
Less: Allowance for doubtful accounts        (131,156)        (181,253)
                                            ---------        ---------
                                         B    244,655   B      174,496
                                            =========        =========


Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of subscribers. The Group's historical experience in collection of accounts receivable falls within the recorded allowances. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade receivables.


5.   REFUNDABLE VALUE ADDED TAX

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

Refundable Value Added Tax ("VAT")              B   764,793   B   798,752
Pending output VAT                                 (100,865)     (103,236)
                                                  ---------     ---------
                                                    663,928       695,516
Less: Allowance for refundable VAT                 (506,747)     (509,478)
                                                  ---------     ---------
                                                B   157,181   B   186,038
                                                  =========     =========

The Company provides for VAT balances which are unlikely to be recovered.

In 2001 the Group has amended its treatment of pending output VAT to recognize such pending output VAT as a deduction from amounts refundable. Previously the Group had recognized such pending output VAT as a liability in other current liabilities. Management considers that the revised presentation better reflects the substance of pending output VAT under the Thailand Revenue Code. The comparatives have been restated accordingly.


6.   OTHER CURRENT ASSETS

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

Prepaid expenses                                 B    43,695   B  106,202
Accrued interest income                                7,603       14,209
Other                                                 10,095       19,387
                                                   ---------    ---------
                                                 B    61,393   B  139,798
                                                   =========    =========

7.   TANGIBLE FIXED ASSETS

         Tangible fixed assets and the movements comprise (in thousands):



                                                                                        FURNITURE,
                               LEASEHOLD      LEASED      TRANSMISSION   ASSETS UNDER   FIXTURES AND
                               IMPROVE-    TRANSPONDER    & RECEIVING    CONCESSION     OFFICE        ASSETS UNDER
                                 MENTS      EQUIPMENT     EQUIPMENT      AGREEMENTS     EQUIPMENT     CONSTRUCTION    TOTAL
                               ---------   -----------    ------------   ------------  -----------    ------------   --------
                               BAHT'000      BAHT'000     BAHT'000       BAHT'000       BAHT'000      BAHT'000       BAHT'000

AS AT JANUARY 1, 2000
Cost                            134,738    1,928,981      4,112,834      1,109,581        362,463        43,149     7,691,746
Accumulated depreciation        (54,043)    (430,205)    (1,711,546)      (995,053)      (223,035)            -    (3,413,882)
                               --------   ----------    -----------     ----------      ---------     ---------    ----------
Net book value               B   80,695  B 1,498,776   B  2,401,288    B   114,528     B  139,428    B   43,149  B  4,277,864
                               ========   ==========    ===========     ==========      =========     =========    ==========

TRANSACTIONS DURING THE YEAR
ENDED DECEMBER 31, 2000

Opening net book amount          80,695    1,498,776      2,401,288        114,528        139,428        43,149     4,277,864
Additions                         3,852            -        643,318              -         30,982        57,048       735,200
Reclassification                  2,304            -         34,521              -         44,657       (81,482)            -
Disposals - net                      (2)           -         (7,659)           (65)        (1,156)       (3,549)      (12,431)
Write-off of lost and
 impaired assets                      -            -       (111,060)             -              -            -       (111,060)
Depreciation charge             (23,706)    (166,530)    (1,306,958)       (44,917)       (71,867)           -     (1,613,978)
                               --------   ----------    -----------     ----------      ---------     ---------    ----------
Closing net book amount          63,143    1,332,246      1,653,450         69,546        142,044        15,166     3,275,595
                               ========   ==========    ===========     ==========      =========     =========    ==========

AS AT DECEMBER 31, 2000
Cost                            123,596    1,928,981      4,606,816        998,170        427,133        15,166     8,099,862
Accumulated depreciation        (60,453)    (596,735)    (2,953,366)      (928,624)      (285,089)            -    (4,824,267)
                               --------   ----------    -----------     ----------      ---------     ---------    ----------
Net book value               B   63,143  B 1,332,246   B  1,653,450    B    69,546     B  142,044  B     15,166   B 3,275,595
                               ========   ==========    ===========     ==========      =========     =========    ===========

TRANSACTIONS DURING THE YEAR
ENDED DECEMBER 31, 2001

Opening net book amount          63,143    1,332,246      1,653,450         69,546        142,044        15,166     3,275,595
Additions                           916            -        427,709              -         62,901         7,787       499,313
Reclassification                    231            -         11,986              -          3,009       (15,226)            -
Disposals - net                       -            -         (4,123)             -           (134)         (300)       (4,557)
Write-off of lost and
impaired assets                       -            -        (14,103)             -              -             -       (14,103)
Depreciation charge             (23,951)    (166,645)      (733,490)       (24,618)       (74,932)            -    (1,023,636)
                              ---------   ----------    -----------     ----------      ---------     ---------    ----------
Closing net book amount          40,339    1,165,601      1,341,429         44,928        132,888         7,427     2,732,612
                              =========   ==========    ===========     ==========      =========     =========    ==========

AS AT DECEMBER 31, 2001
Cost                            124,743    1,928,981      4,905,278        998,170        487,900         8,094     8,453,166
Accumulated depreciation        (84,404)    (763,380)    (3,563,849)      (953,242)      (355,012)         (667)   (5,720,554)
                              ---------   ----------    -----------     ----------      ---------     ---------    ----------
Net book amount              B   40,339  B 1,165,601   B  1,341,429    B    44,928     B  132,888    B    7,427   B 2,732,612
                              =========   ==========    ===========     ==========      =========     =========    ==========



Acquisition of tangible fixed assets in the year ended December 31, 2001 of Baht
275.7 million (2000: nil) reported as net cash used in investing activities in the consolidated statement of cash flow includes Baht 27.4 million of decoders included in inventories (note 10) at December 31, 2001.

During the year ended December 31, 2001, the Group acquired decoder equipment, included in transmission and receiving equipment, with a cost of Baht 196.2 million under a finance lease (2000 : Baht 79.8 million). As at December 31, 2001, the Group has equipment leased under finance leases included in Leased Transponder Equipment and Transmission and Receiving Equipment with a net book value amounting to Baht 1,480.2 million. Decoder equipment in disconnected subscriber homes which remains unrecovered for more than 180 days is written off in full. During the year ended December 31, 2001 an additional write-off of unrecovered decoder equipment amounting to Baht 10.6 million was recognized (2000: Baht 38.6 million). During the year decoder equipment amounting to Baht 16.4 million (2000: Baht 27.5 million) that had previously been provided against as damaged was written off.

In the year ended December 31, 2001 smart cards, included in Transmission and Receiving Equipment, with a net value of Baht 3.5 million were considered to be technologically impaired and were written off (2000: Baht 44.9 million).

Prior to the year ended December 31, 2000 the Group accounted for decoder equipment in disconnected subscriber homes that remained un-recovered for more than 180 days as impaired and recognized a provision for impairment. In the year ended December 31, 2000 the Group amended its accounting treatment to write off the carrying value of such disconnected decoder equipment in full on identification of the equipment as being irrecoverable. There was no change in the net book value of tangible fixed assets at December 31, 2000 as a result of this change in presentation.

During the year ended December 31, 2000 the Group entered into a sale and leaseback agreement with a third party whereby it sold decoder equipment included in transmission and receiving equipment with a net book value of Baht
100.0 million and leased back the equipment under finance leases. No gain or loss was recognized on these transactions.

As at December 31, 2001 the Group has fully depreciated operating assets but still in use with an original cost of Baht 1,914.6 million. During the year ended December 31, 2000 fully depreciated assets no longer in use with a cost of Baht 222.2 million were eliminated from the accounts.

The Company entered into a U.S. dollar denominated transponder lease agreement with a then-related company in September 1997 to procure transponder space on the related company's satellite for provision of its Digital Direct To Home Service. Under the agreement the Company secures the right to use six non-preemptible unprotected Ku-band transponders for an initial term expiring in November 2008, with an option to renew the agreement under certain terms and conditions for the remaining operational life of the satellite. The related company ceased to be a related party during 1999. The Company has accounted for the transponder lease agreement as a finance lease with effect from the date of the agreement, September 26, 1997.

Commitments for minimum rentals under non-cancellable finance and operating leases as at December 31, 2001 are as follows:

FOR THE YEARS ENDED DECEMBER 31:                   FINANCE          OPERATING
                                                    LEASES           LEASES
                                                  ----------       -----------
                                                   BAHT '000        BAHT '000

    2002                                         B    749,910     B    865,096
    2003                                              723,761          150,096
    2004                                              623,846           54,096
    2005                                              594,224           54,096
    2006                                              594,224           54,096
    2007 and after                                  1,188,447           48,552
                                                  -----------       ----------
    Total minimum lease payments                    4,474,412     B  1,226,032
                                                                    ==========
    Less: amount representing interest             (1,962,784)
                                                  -----------
    Present value of finance lease liabilities   B  2,511,628
                                                  ===========

Non-cancellable finance leases are for transponder and decoders. Non-cancellable operating leases are primarily in respect of the multimedia network service (note 22(d)) and leasehold property.

8.   GOODWILL

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

     AT JANUARY 1
        Cost                                    B  3,359,831   B  3,359,831
        Accumulated amortization                    (715,278)      (456,804)
                                                 -----------    -----------
        Net book value                             2,644,553      2,903,027
                                                 ===========    ===========

        Opening net book value                     2,644,553      2,903,027
        Additions                                          -              -
        Amortization charge                         (258,474)      (258,474)
                                                 -----------    -----------
        Net book value                             2,386,079      2,644,553
                                                 ===========    ===========

     AT DECEMBER 31
        Cost                                       3,359,831      3,359,831
        Accumulated amortization                    (973,752)      (715,278)
                                                 -----------    -----------
        Net book value                          B  2,386,079   B  2,644,553
                                                 ===========    ===========

9.       FILM AND PROGRAM RIGHTS

                                                        DECEMBER 31,
                                                 ----------------------------
                                                     2001            2000
                                                 -----------     ------------
                                                   BAHT'000        BAHT'000
     AT JANUARY 1
        Cost                                    B  2,420,180    B  2,754,718
        Accumulated amortization                  (1,984,690)     (2,502,384)
                                                 -----------     -----------
        Net book value                               435,490         252,334
                                                 ===========     ===========

        Opening net book value                       435,490         252,334
        Additions                                    465,872         634,298
        Disposals                                          -          (4,834)
        Amortization charge                         (567,225)       (446,308)
                                                 -----------     -----------
        Net book value                               334,137         435,490
                                                 ===========     ===========

     AT DECEMBER 31
        Cost                                       2,886,052       2,420,180
        Accumulated amortization                  (2,551,915)     (1,984,690)
                                                 -----------     -----------
        Net book value                          B    334,137    B    435,490
                                                 ===========     ===========

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000
        Representing:
        Current assets                               288,014       174,261
        Non-current assets                            46,123       261,229
                                                   ---------     ---------
                                                     334,137       435,490
                                                   =========     =========


In 2001 film and program rights have been classified into amounts that are expected to be realized within twelve months and after twelve months of the balance sheet date. Management reconsiders that the revised presentation better reflects substance of utilization of this assets. The comparative have been restated accordingly.

During the year ended December 31, 2000 fully amortized film and program rights no longer used with a cost of Baht 964.0 million were eliminated from the accounts.

10.  INVENTORIES

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

Decoders and associated components-
  digital satellite                              B   142,156   B    66,264
Decoders and associated components-
  cable television                                    38,853        38,853
Inventories in transit                                15,489         2,085
Installation material                            B    29,289   B    29,252
                                                  ----------    ----------
                                                     225,787       136,454
Less: Allowance for slow moving and
  obsolete inventories                              (134,632)     (134,632)
                                                  ----------    ----------
                                                 B    91,155   B     1,822
                                                  ==========    ==========

During the year ended December 31, 2000 the Company's engineers developed technical modifications to certain cable receiver boxes that had previously been identified as technologically obsolete that enabled those cable receiver boxes to be put into service. Accordingly, Baht 110.6 million of allowance for obsolete inventories was released in 2000. The engineers are assessing the remaining receiving equipment which has previously been fully provided against to determine whether this equipment can also be successfully modified. Until the engineers are able to assess the success of modification with reasonable certainly a remaining provision for technological obsolescence of Baht 28.9 million is retained. Included in inventory are inventories carried at Baht nil with a cost of Baht 134.6 million (2000: 134.6 million).

During the year ended December 31, 2001 smart cards, included in inventories, with a book value of Baht 3.5 million were identified as technologically obsolete and were written off (2000: Baht 0.14 million).


11.  ACCRUED EXPENSES

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

Accrued annual concession fee (note 22(a))       B   391,913   B   322,081
Accrued license fee                                  475,350       311,153
Accrued other                                        642,779       467,557
                                                  ----------    ----------
                                                 B 1,510,042   B 1,100,791
                                                  ==========    ==========

12.  FINANCE LEASE OBLIGATIONS

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

Finance lease liabilities -
  minimum lease payments                         B 4,474,412   B 4,834,124
Future finance charges on finance lease           (1,962,784)   (2,359,931)
                                                 -----------   -----------
Present value of finance lease liabilities         2,511,628     2,474,193
                                                 ===========   ===========

Representing:
Current liabilities                                  295,261       186,917
Non-current liabilities                            2,216,367     2,287,276
                                                 -----------   -----------
Present value of finance lease liabilities         2,511,628     2,474,193
                                                 ===========   ===========


                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

The present value of finance lease liabilities
  may be analyzed as follows:
Not later than 1 year                            B   295,261   B  186,917
Later than 1 year and not later than 5 years       1,243,426      982,463
Later than 5 years                                   972,941    1,304,813
                                                 -----------   ----------
                                                   2,511,628    2,474,193
                                                 ===========    =========

As at December 31, 2001, finance lease obligations comprise transponder and decoder finance leases. The transponder finance lease obligation represents the net present value under the long-term satellite lease agreement. In determining the present value of the transponder finance lease, the market related lending rate in 1997 of 20% per annum was used as the discount rate. Decoder finance leases bear interest at rates varying between 10.3% - 12.2% per annum. The weighted average interest rate was 19.0% per annum (2000: 19.5% per annum).

13.  DEFERRED TAXATION

The deferred taxation relates to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Group's deferred taxation liabilities and assets are summarized below:

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

DEFERRED TAXATION LIABILITIES                    B        -    B        -

DEFERRED TAXATION ASSETS
Leased tangible fixed assets                         309,541       294,609
Accounts receivable and other assets                  55,551        54,376
Inventories                                           40,390        40,390
Film and program rights                               27,086         9,542
Other claims                                          58,752        58,752
Purchased fixed assets                               553,619       541,761
Concession tangible fixed assets                     207,025       210,347
Other timing differences                               7,700            -
Tax loss carry forwards                            2,485,520     2,520,883
                                                  ----------    ----------
Gross deferred taxation assets                     3,745,184     3,730,660
Less: Valuation allowance                         (3,745,184)   (3,730,660)
                                                  ----------    ----------
                                                          -             -
                                                  ----------    ----------

Net deferred tax assets                          B        -    B        -
                                                  ==========    ==========


The Group has raised a valuation allowance against the net deferred taxation asset as in management's estimate it is probable that the deferred taxation asset will not be realized, due to the historical operating losses incurred by the Group's operations and the timing limits on the tax loss carry forwards that arose on these losses.

The Group has tax loss carry forwards in Thailand of approximately Baht 8,285,067 thousand. A summary of the tax loss carry forwards and the expiry dates at December 31, 2001 is set out below:

                                                            BAHT'000

2002                                                       2,031,953
2003                                                       3,053,660
2004                                                       1,445,929
2005                                                         880,302
2006                                                         873,223
                                                           ---------
                                                           8,285,067
                                                           =========

Under the Thai Revenue Code all companies are taxed as separate entities with no relief available for groups.

14.  MINORITY INTEREST

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000

As at January 1                                  B    64,699   B   88,022
Share of net loss of subsidiaries                     (1,120)     (23,323)
                                                   ---------     --------
As at December 31                                B    63,579   B   64,699
                                                   =========     ========

15.  SHAREHOLDERS' EQUITY

SHARE CAPITAL

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

At December 31, 2001, the total authorised number of ordinary shares is 970,404,513 shares (2000: 970,404,513 shares), and the total issued number of ordinary shares is 740,773,570 (2000: 740,773,570 shares) with a par value of Baht 10 per share (2000: Baht 10 per share). All issued shares are fully paid.

All shares are ordinary and rank equally for rights to dividends and distribution. No dividends have been declared or proposed for any of the years presented.

LEGAL RESERVE

The legal reserve of the Company was established in accordance with the provisions of the Thai Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

SHARE OPTION SCHEME

At the Extraordinary General Meeting of Shareholders held on December 12, 2000, the shareholders approved the Employee Securities Option Plan (ESOP) of the Company. The ESOP is open to the Executive Committee and all full time employees in the employment of the Company at the future date on which of the Board of Directors Meeting approved the ESOP. Under the terms of the plan non-transferable warrants in respect of 29,630,943 units will be issued to these employees. Options can be exercised one-third from the last business day of December 2001, one-third from the last business day of December 2002 and one-third from the last business day of December 2003. The options under the plan expire nine years from the date of issue or on termination of employment. On November 16, 2001, the office of the Securities and Exchange Commission approved the registration of the ESOP. The effective exercise price of the options is the par value of Baht 10.

From November 2001, the Group's employees participated in the ESOP and 29,630,943 options were granted in the period ended December 31, 2001. Included in options granted were 19,050,000 units to 23 senior management personnel, including members of the Executive Committee. At December 31, 2001 no options had been exercised.

The following summarises activities under the 2001 option plan:

                                                 NUMBER OF OPTIONS (THOUSAND)
                                                 ----------------------------
                                                     2001           2000
                                                 -----------    ------------
Options outstanding at beginning of the year               -              -
Granted at par value of Baht 10                       29,631              -
Exercised                                                  -              -
Cancelled                                                  -              -
Options outstanding at end of the year                29,631              -
                                                 ===========    ============
Options exercisable at end of the year                 9,877              -
                                                 ===========    ============


16.  NET SALES

                                           YEAR ENDED DECEMBER 31,
                                  -------------------------------------------
                                      2001             2000            1999
                                  -----------    ------------    ------------
                                    BAHT'000         BAHT'000        BAHT'000

Subscription revenues             B 5,021,847    B  4,230,387    B 3,440,183
Equipment installation                363,231         392,063        312,807
Decoder sales                         212,239         108,987         82,851
Others                                260,537         168,221        109,454
                                  -----------    ------------    ------------

                                  B 5,857,854    B  4,899,658    B 3,945,295
                                  ===========    ============    ===========


17.  OPERATING LOSS

Operating loss is arrived at after charging:

                                           YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2001             2000            1999
                                   ----------     -----------     -----------
                                    BAHT'000         BAHT'000        BAHT'000

Staff costs                        B  485,367    B    422,354   B     377,124
Advertising costs                     426,804         313,007         185,775
Operating lease rentals payable
  - property, fixtures and fittings    66,083          58,933          52,444
  - transmission networks             811,000         812,875         818,500
Write off of fund-raising costs       100,324               -               -


During the year ended December 31, 2001 the Group embarked on a business re-engineering process which resulted in staff redundancies and retrenchment. Included in the staff costs is the retrenchment cost of Baht 61.3 million. The average monthly number of persons employed by the Company in 2001 was 1,088 full time (2000: 1,228) and 115 part time (2000: 66).

During the year ended December 31, 2001 the Group wrote off Baht 100.3 million of fund-raising costs incurred in 2000 in respect of a potential fund raising exercise. Management has determined that no such fund-raising will occur in the forseeable future.

18.  FINANCIAL RESULTS

                                           YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2001             2000            1999
                                   ----------     -----------      ----------
                                    BAHT'000         BAHT'000        BAHT'000

Foreign exchange loss              B  (54,504)    B  (182,031)     B   (8,263)
                                    ---------      ----------       ---------
Loss on adjustment of forward
 contracts to their fair value
 (note 24(2))                          (3,564)              -               -
                                    ---------      ----------       ---------
Interest income                        33,955          74,801          85,142
                                    ---------      ----------       ---------
Interest expense
  - related party borrowings                -               -          (1,246)
  - finance leases                   (483,549)       (445,807)       (433,465)
  - other                                  (2)            (38)            (76)
                                    ---------      ----------       ---------
Total interest expense               (483,551)       (445,845)       (434,787)
                                    ---------      ----------       ---------
Net financial results              B (507,664)    B  (553,075)     B (357,908)
                                    =========      ==========       =========


19.  INCOME TAXATION

                                           YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2001             2000            1999
                                   ----------     -----------     -----------
                                    BAHT'000         BAHT'000        BAHT'000

Taxation:
  Current in respect of prior years  B     -      B         -      B    1,853
  Deferred                                 -                -               -
                                      ------       ----------       ---------
Charged against income               B     -      B         -      B    1,853
                                      ======       ==========       =========

The difference between income taxation expense computed at statutory rates of the respective companies (30%) and income taxation expense provided on results is as follows:

                                                      DECEMBER 31,
                                     ------------------------------------------
                                        2001             2000          1999
                                     ----------     -----------   -----------
                                      BAHT'000         BAHT'000      BAHT'000

Income taxation at statutory rates    B (426,209)   B  (631,370)  B  (879,094)

Timing differences                        46,675        282,537       314,500
Permanent differences:
 Non deductible goodwill amortization     77,542         77,542        76,240
 Taxes written off                        12,326         17,551        30,615
 Other permanent differences              47,377         (1,645)      (11,776)
Current year tax loss carry forwards     261,967        255,385       471,368
Utilisation of previously
 unrecognized tax loss                   (19,678)             -             -
                                       ---------     ----------    -----------
Income taxation expense               B        -    B         -   B     1,853
                                       =========     ==========    ==========

20.  LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

                                           YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2001             2000            1999
                                   ----------     -----------     -----------
Net loss attributable to
 shareholders (thousand Baht)     (1,419,576)     (2,081,243)     (2,889,779)
Weighted average number of
 ordinary shares in issue
 (thousand share)                    740,774         740,774         740,774
Basic loss per share (Baht)            (1.92)          (2.81)          (3.90)


For the calculation of diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. The Company has one category of potential dilutive ordinary shares which are share warrants under the Share Option Scheme (Note
15). A calculation is performed to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the "bonus" element; the bonus shares are added to the ordinary shares outstanding but no adjustment is made to net profit. As the Company is loss making for the year ended December 31, 2001 the share warrants are anti-dilutive. There were no potential dilutive ordinary shares in issue for the years ended December 31, 2000 and 1999.

Diluted loss per share is calculated as follows:

                                           YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2001             2000            1999
                                   ----------     -----------     -----------
Net loss used to determine
 diluted loss per share
 (thousand Baht)                   (1,419,576)     (2,081,243)     (2,889,779)
Weighted average number
 of ordinary shares in issue
 (thousand share)                     740,774         740,774         740,774
Adjustment for number of ordinary
 shares arising from assumed
 exercise of share warrants                 -               -               -
                                    ---------      ----------      ----------
Weighted average number of
 ordinary shares for diluted loss
 per share (thousand share)           740,774         740,774         740,774
                                    ---------      ----------      ----------

Diluted loss per share (Baht)           (1.92)          (2.81)          (3.90)

21.  RELATED PARTY TRANSACTIONS

The Company's principal shareholders are Telecom Holdings Co., Ltd. and MIH Limited which both hold in excess of 20.0% but less than 50.0% of the Company's share capital. No other individual shareholder holds in excess of 20.0% of the Company.

The Company has entered into transactions and has balances with a number of related parties. The transactions with related parties are summarized below:

                                           YEAR ENDED DECEMBER 31,
                                   ------------------------------------------
                                      2001             2000            1999
                                   ----------     -----------     -----------
                                    BAHT'000         BAHT'000        BAHT'000

RELATED PARTY AND THE NATURE OF THE
RELATIONSHIP AND TRANSACTIONS

TELECOM HOLDINGS CO., LTD AND ITS
GROUP COMPANIES, A SHAREHOLDER


  SERVICES PROVIDED AND OTHER INCOME
  Sales other                           1,710            147                -
                                     --------       --------       ----------
                                        1,710            147                -
                                     --------       --------       ----------
  SERVICE RECEIVED
  Cable network utilization
     services                       B 783,243    B   783,243      B   780,000
  Equipment rental and installation
     services                          80,813         78,126          109,200
                                     --------       --------       ----------
                                      864,056        861,369          889,200
                                     --------       --------       ----------
MIH LTD AND ITS GROUP COMPANIES,
A SHAREHOLDER


  SERVICES RECEIVED
  Consulting and management services   42,228         81,525          121,800
  Operating system services            14,916         15,038           26,579
  Interest                                  -              -            1,380
  Other services                        5,256            848                -
                                     --------       --------       ----------
                                    B  62,400     B   97,411      B   149,759
                                     --------       --------       ----------

Total revenue generated from
 related parties                    B   1,710     B      147      B         -
                                     ========      =========       ==========

Total expenses incurred through
 related parties                    B 926,456     B  958,780      B 1,038,959
                                     ========      =========       ==========

Transactions with related parties are carried out on a basis consistent with its normal course of business. The Group receives cable network services from a shareholder on the basis set out in note 22(d). Equipment rental and installation fees and consulting and management services are provided under supply agreements at prices negotiated on an arm's length market value basis.

Significant related party transactions between the Group and its shareholders are referred to the non-interested shareholders to approve in a general meeting of the Company.

Balances with related parties are summarized below:

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000
AMOUNTS OWED BY  RELATED PARTIES

  Telecom Holdings Co., Ltd.                      B   2,170     B    2,529
  MIH Ltd.                                            2,974          9,770
                                                   --------      ---------
  TOTAL DUE FROM RELATED COMPANIEs                    5,144         12,299
                                                   ========      =========

AMOUNTS OWED TO RELATED PARTIES

  Telecom Holdings Co., Ltd.                        354,084        293,335
  MIH Ltd.                                          114,767         68,400

SHORT-TERM LOANS AND ADVANCES
 FROM RELATED PARTIES

  MIH Ltd.                                           25,334         25,334
                                                   --------      ---------
  TOTAL DUE TO RELATED COMPANIES                  B 494,185     B  387,069
                                                   ========      =========

In February 1997, UBC Cable Network Public Company Limited, (formerly UTV Cable Network Public Company Limited), which became the Company's subsidiary as from May 4, 1998, sold its multimedia network and associated assets to a related company, a subsidiary of Telecom Holdings Co., Ltd. Under the terms of the sale and purchase agreement, both parties agreed to adjust the selling price to the appraisal value to be determined by an independent appraiser. UBC Cable Network Public Company Limited has set up a liability of approximately Baht 195.8 million to cover the difference between the selling price, Baht 2,482.4 million, and the lower appraised value of assets, approximately Baht 2,286.6 million. The Company has not as yet received a final invoice from Telecom Holdings Co. Ltd. Such invoice should be provided in the near future after Telecom Holdings Co. Ltd has completed discussions with the independent appraiser.

Director's remuneration representing fees and gratuities as approved by the shareholders of the Company in their Annual General Meeting amounted to Baht
5.0 million (2000: 0.6 million). For the year 2001, the Group made provident fund contributions on behalf of senior management amounting to Baht 1.8 million (2000: 1.4 million). There are no loans to directors.

Commitments and contingencies with related parties are set out in detail in
Note 22.


22.  COMMITMENTS AND CONTINGENCIES

(a)  MCOT CONCESSION AGREEMENT

The Company and UBC Cable Network Public Company Limited, have concession agreements with the Mass Communications Organization of Thailand ("MCOT") to provide subscriber-based television services. Under the terms of the agreements, dated April 17, 1989 and June 6, 1994 respectively and amendments dated May 19, 1994 and November 9, 1994 respectively which will expire on September 30, 2014 and December 31, 2019 respectively, the Company and UBC Cable Network Public Company Limited have certain commitments, including to acquire, install, manage and maintain the subscriber-based television service systems and to transfer to MCOT all headend and studio equipment pertaining to such systems. In addition, the Company and UBC Cable Network Public Company Limited are committed to pay annual fees to MCOT at the rate of 6.5% of subscription and installation fees or the minimum amount as prescribed in the agreements.

(b)  CAPITAL EXPENDITURE AND OPERATING COMMITMENTS

Capital expenditure and operating commitments contracted for at the balance sheet date but not recognized in the financial statements is as follows:

                                                        DECEMBER 31,
                                                 -------------------------
                                                     2001          2000
                                                 -----------   -----------
                                                   BAHT'000      BAHT'000
THAI BAHT THOUSAND
Direct-To-Home equipment                         B   14,716    B    4,280
Film and program rights                               9,888         8,492
                                                  ---------     ---------
                                                 B   24,604    B   12,772
                                                  ---------     ---------

US DOLLARS THOUSAND (Exchange rate: 44.3597
Thai Baht per U.S. dollar at December 31, 2001)
Direct-To-Home equipment                          $   1,011     $   3,019
Film and program rights                              13,060        13,248
                                                  ---------     ---------
                                                  $  14,071     $  16,267
                                                  =========     =========

At December 31, 2001 and 2000 the Company and its subsidiaries had commitments with overseas suppliers to acquire television programming via satellite. Costs of programs acquired vary with the number of subscribers.

(c)  FINANCE AND OPERATING LEASE COMMITMENTS

Finance and operating lease commitments in the ordinary course of business are disclosed in note 7 and note 12.

(d)  COMMITMENTS WITH RELATED PARTIES

Significant commitments and contingencies with related parties are as follows:

A subsidiary has entered into a multimedia network service agreement with a related company, Asia Multimedia Company Limited, a subsidiary of Telecom Holdings Company Limited, for a period of five years which expires on May 4, 2003, with an option to renew. The subsidiary is committed to pay fees in respect of the agreement amounting to approximately Baht 65.0 million per month where subscribers connected to network do not exceed 165,000. The excess of 165,000 subscribers will be charged at the rate of Baht 140 per subscriber per month.

(e)  CONTINGENCIES

i) At December 31, 2001 the Company and its subsidiaries had commitments with banks whereby the latter issue letters of guarantees in respect of customs duties and other transactions in the ordinary course of business amounting to approximately Baht 45.7 million (2000: Baht 40.9 million).

ii) During the year ended December 31, 2000 a subsidiary, Satellite Service Company Limited, entered into a sale and leaseback agreement with a third party. The Company guaranteed commitments amounting to approximately Baht 100 million under this lease. As at December 31, 2001, the Company guaranteed commitments amounting to approximately Baht 63.8 million under this lease.

iii) In February 1997, UBC Cable Network Public Company Limited, (formerly UTV Cable Network Public Company Limited), which became the Company's subsidiary as from May 1, 1998, sold its multimedia network and associated assets to a related company. As part of the sale of the multimedia network and associated assets UBC Cable assigned its rights and obligations to the aforesaid related company in respect of agreements with contracts relating to the build out of the multimedia network. In terms of the assignment UBC Cable guarantees the obligations assigned. UBC Cable has full recourse against the assignee. Management does not have access to sufficient information to reliably quantify the potential obligations under the guarantees. Management is not aware of any claims resulting from such guarantees.

iv) The Company retains legal ownership of 70% of the share capital of International Broadcasting Corporation (Cambodia) Co., Ltd, however, this subsidiary is not operating, and has not operated, for over five years. The Company assesses the probability of future liabilities arising in respect of this interest is remote, and no provision has been made in these accounts for any such potential liabilities.


23.  CASH GENERATED FROM OPERATIONS


                                                                   YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------
                                                              2001             2000            1999
                                                           ----------     -----------     -----------
                                                            BAHT'000         BAHT'000        BAHT'000
NET LOSS BEFORE TAX AND MINORITY INTEREST                 B(1,420,696)   B(2,104,566)    B(2,928,459)
ADJUSTMENTS FOR:
   Depreciation of tangible fixed assets and
      concession assets                                     1,023,636      1,613,978       1,584,465
   Amortization of goodwill                                   258,474        258,474         254,133
   Amortization of film and program rights                    567,225        446,308         621,839
   (Gain)/loss on disposal of tangible fixed assets,
      concession assets and film and program rights            (7,494)         9,995               -
   Interest on finance lease                                  483,549        445,807         433,465
   Accounts receivable written-off and allowance              (50,097)       (56,357)         30,108
   Funding-raising cost written-off                           100,324              -               -
   Long outstanding accounts payable written off              (16,557)             -               -
   Unrealized foreign exchange losses                          52,345        272,675          42,369
   Tangible fixed assets written-off                           14,103        111,060         131,699
   (Decrease)/increase in inventory allowance                       -       (110,595)        142,030
   Decrease in allowance for refundable VAT                    (2,731)        (5,292)         (3,026)
                                                           ----------     ----------      ----------
                                                            1,002,081        881,487         308,623

CHANGES IN OPERATING ASSETS AND LIABILITIES
   Decrease/(increase) of accounts receivables                (20,062)        62,349         (46,936)
   Increase in other current assets                           (28,393)      (151,957)       (164,518)
   Decrease/(increase) in amounts owed by related parties       7,155         58,407         (12,394)
   Decrease/(increase) in inventories                         (89,333)       140,962          27,366
   Decrease in other assets                                     1,095         13,085          36,380
   (Decrease)/increase in payables                           (344,756)       218,350         306,254
   Increase/(decrease) in accrued expenses                    409,251        394,119         (87,311)
   Increase/(decrease) in amounts owed to related parties     107,115        (45,765)       (343,494)
   Increase in other payables                                 408,418         55,822         296,279
   Investment in film and program rights                     (465,872)      (634,298)       (645,061)
                                                           ----------     ----------      ----------
   CASH GENERATED FROM OPERATIONS                         B   986,699    B   992,561     B  (324,812)
                                                           ==========     ==========      ==========


In 2001 the Group has amended its treatment of acquisition of film and program rights to be operating cash flow. Previously the Group had treated such transactions as investing cash flow. Management considers that the revised presentation better reflects substance of this operating asset and conforms with broadcasting industry practice. The comparatives have been restated accordingly.

24.  FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(1)  FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts to hedge certain exposures.

Risk management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in co-operation with the group companies. The Board of Directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, use of derivative financial instruments and investing excess liquidity.

(i)  FOREIGN CURRENCY RISK

The Group is exposed to foreign exchange risk arising from various currency exposures, principally the US dollar, primarily in respect of the acquisition of programming, transmission and receiving equipment and leased transponder services, and on its US dollar deposits with banks.

Foreign currency assets represent US dollar deposits with foreign and local banks for the future payments of foreign currency liabilities, whilst foreign currency liabilities represent trade accounts payable and other payables.

In order to manage the risks arising from fluctuations in currency exchange rates, the Group has adopted the following foreign currency risk management practices:

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

o    negotiating with foreign suppliers to share the foreign exchange exposure

Transaction risk is calculated in each foreign currency and is projected forward 6 to 12 months. Exchange rates are monitored and forecasting information supplied by recognized research and financial analysis is used to estimate future exchange rate trends. These are compared against premiums on forward exchange contracts and after making adjustments for the related risk a decision is taken on whether to cover foreign currency transactions.

Transactions, if hedged with forward exchange contracts, are not hedged on a net basis but rather on a transaction by transaction basis.

At December 31, 2001, the Group had in place forward contracts to buy US$ 21.5 million. The maturity of these contracts is in the range of 1 to 12 months at the rate of Baht 44.21 - 45.76 to US$ 1. At December 31, 2001 a net liability of Baht 3.6 million on the translation of forward contracts is included in other current liabilities. There were no open forward contracts of December 31, 2000.

At December 31, 2001 and 2000 the Group had outstanding foreign currency assets and liabilities as follows:

                         2001            2001         2000           2000
                      ----------      ----------   ----------    -----------
                       CURRENCY        THAI BAHT    CURRENCY      THAI BAHT
                       THOUSAND        THOUSAND     THOUSAND      THOUSAND
                      ----------      ----------   ----------    -----------
ASSETS
U.S. dollars             13,586      B   600,224     21,460      B   924,832
                                      ----------                  ----------
                                         600,224                     924,832
                                      ==========                  ==========

LIABILITIES
U.S. dollars             61,727        2,738,191     64,562        2,804,548
Pounds sterling             160           10,322        192           12,472
Deutsche marks                -                -         50            1,036
                                      ----------                  ----------
                                     B 2,748,513                 B 2,818,056
                                      ==========                  ==========

Foreign currency assets represent U.S. dollar deposits with foreign and local banks for the future payments of foreign currency liabilities, whilst the above foreign currency liabilities represent trade accounts payable and other payables. The foreign currency liabilities have been hedged using the foreign currency assets above and with forward contracts.

(ii) INTEREST RATE RISK

The Group's income is exposed to variability from fluctuations in market interest rates that impact the income that the Group earns on cash and cash equivalents. Other than cash the Group has no significant interest bearing assets. The Group principally borrows through finance leases, representing borrowings in fixed rate instruments. The Group has not entered into interest rates or principal swaps in the two years ended December 31, 2001.

(iii) CREDIT RISK

The Group is exposed to certain concentration of credit risk relating to its cash and current investments. The Group places its cash and current investments with high quality institutions. The Group's policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The Group has not experienced any losses on such accounts. As of December 31, 2001 cash and current investments were held with numerous financial institutions. The Group is also exposed to credit risk in its subscriber accounts receivable, however, there is no concentration of exposure and accounts receivable comprise a large number of small account balances and the Group has not suffered any significant loss on accounts receivable in the periods presented.

(iv) OTHER RISKS AND CONCENTRATIONS

The Group's digital programming is or will be transmitted to certain customers through satellites. In addition, the Group receives a significant amount of its programming through satellites. Satellites are subject to significant risks that may prevent or impair commercial operations. These services are provided to the Group through one satellite service provider. Although the Group has not experienced any significant disruption of its transmissions, the operation of satellites is beyond the control of the Group. Disruption of the transmissions of satellites could have a material adverse effect on the Group's operations.

The Group's analogue and digital programming is or will be transmitted to certain customers through a cable network. The cable network is used by the Group under a lease agreement with the owner of the network. Although the Group has not experienced any significant disruption of its transmissions, the operation of the network is beyond the control of the Group. Disruption of the transmissions through the cable network could have a material adverse effect on the Group.

(2)  FINANCIAL INSTRUMENTS

The Group adopted IAS 39 at January 1, 2001. There was no impact on shareholders' equity at January 1, 2001 on adoption of IAS 39. There were no open forward foreign exchange contracts or other non-qualifying hedges at January 1, 2001. There was no impact on the adoption of IAS 39 on other balance sheet captions at January 1, 2001.

FAIR VALUES

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated using discounted cash flows based on the current market interest rate available to the Group for similar financial instruments. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

                                 DECEMBER 31, 2001         DECEMBER 31, 2000
                             ------------------------  ------------------------
                               CARRYING                  CARRYING
                                AMOUNT    FAIR VALUE      AMOUNT     FAIR VALUE
                             -----------  -----------  -----------   ----------
                               BAHT'000    BAHT'000      BAHT'000     BAHT'000
ASSETS:
Cash and cash equivalents    B 1,855,077  B 1,855,077  B 1,810,716   B 1,810,716
Accounts receivable              244,655      244,655      174,496       174,496
Amounts owed by related
 parties                           5,144        5,144       12,299        12,299
Other accounts receivable         10,108       10,108        8,259         8,259

LIABILITIES:
Accounts payable, accruals,
 and other current liabilities 2,262,754    2,262,754    2,204,709     2,204,709
Amounts owed to related
 parties                         494,185      494,185      387,069       387,069
Current portion of finance
 lease obligations               295,261      400,884      186,917       289,517
Financial lease obligations    2,216,367    2,681,262    2,287,276     2,847,928
Deposits from customers          380,815      380,815      257,335       257,335

The net fair values of derivative financial instruments at the balance sheet date were:

                                              2001             2000
                                            --------         --------
                                            BAHT'000         BAHT'000

Forward foreign exchange contracts
 with negative fair values                     3,564                -

Fair value losses have been recognised
 in the statement of operations (note 18)      3,564                -


No derivative financial instruments were designated as qualifying hedges as at or in the year ended December 31, 2001.

Losses on remeasuring open foreign exchange contracts at the balance sheet date have been charged to financial results in the statement of operations (note 18). Forward foreign exchange contracts with negative fair values are included in other current liabilities.

CREDIT FACILITIES

At December 31, 2001 the Group had overdraft borrowing facilities, loans, forward currency contracts, and other facilities including letters of credit, trust receipt and finance lease facilities with various financial institutions in an aggregate amount equal to Baht 2,863.6 million.

Unused credit lines relate to short term borrowings and forward currency contract facilities comprise US$ 26.5 million forward currency contract facilities and Baht 194.8 million loan and other facilities as at December 31, 2001. Terms and conditions of the short-term loan facilities are not specified and are subject to mutual agreement between the Company, its subsidiaries, and lenders, if required.


25.  PENSION FUNDS

The Company operates a registered provident fund, which is a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Current contributions to the provident funds operated for employees are charged to the Statement of Operations as incurred and amounted to Baht 12.5 million, Baht 12.6 million and Baht 8.0 million during the years ended 2001, 2000 and 1999 respectively. Included in creditors at December 31, 2001 are contributions payable of Baht nil (2000: Baht nil) in respect of employer contributions to the schemes.